Form 20-F
period 2001-12-31
TECHNIP COFLEXIP
filed 2002-06-11
CIK 1157654

As filed with the Securities and Exchange Commission on June 11, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2001
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number 1-15234
TECHNIP-COFLEXIP
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	France (Jurisdiction of incorporation or organization)

La Défense 6

170, Place Henri Régnault
92973 Paris, La Défense Cedex
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:

American Depositary Shares, each representing one-fourth of one Ordinary Share	New York Stock Exchange
Ordinary Shares*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

          Ordinary Shares, nominal value € 3.05 per share: 26,736,698

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes ☒                      No ☐

          Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐                  Item 18 ☒

PRESENTATION OF INFORMATION

      In this annual report, all references herein to “U.S. dollars”, “dollars”, “cents” or “$” are to the currency of the United States; references to “France” are to the Republic of France; references to “French francs”, or “FF” are to the currency of France; and references to “euro” or “€” are to the currency of the European Union.

      Various amounts and percentages in this annual report have been rounded and, accordingly, may not total.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This annual report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information — Risk Factors”, “Item 4. Information on Technip-Coflexip” and “Item 5. Operating and Financial Review and Prospects”, are statements of future expectations. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

      These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. You should review carefully all information, including the financial statements and the notes to the financial statements, included in this prospectus. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	changes in general political, economic and business conditions;

•	changes in currency exchange rates, in particular between the euro and the U.S. dollar, interest rates and inflation rates;

•	changes in the composition of Technip-Coflexip and the successful integration of acquisitions, divestitures and joint venture activities;

•	changes in the competitive environment in which we operate;

•	changes in the rate of offshore oil and gas development;

•	changes to our business structure;

•	changes in the demand, supply and market prices relating to crude oil, refined products, natural gas and petrochemicals, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

•	changes in the degree of patent and other legal protection afforded to our products;

•	regulatory developments and changes;

•	losses or lower than expected margins on one or more large contracts;

•	potential liability resulting from pending or future litigation;

•	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experience economic or governmental instability;

      The risk factors described beginning on page 11 could affect our future results, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this annual report are made only as of the date of this annual report. We cannot assure you that projected results or events will be achieved.

      All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section.

      Readers are urged to carefully review and consider the various disclosures made by us that attempt to advise interested parties of the factors affecting our business, including the disclosures made under the captions “Item 3. Key Information — Risk Factors”, “Item 4. Information on Technip-Coflexip” and “Item 5. Operating and Financial Review and Prospects” in this annual report, as well as our other periodic reports on Form 6-K submitted to the Securities and Exchange Commission.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2.     Offer Statistics and Expected Timetable

      Not applicable.

Item 3.     Key Information

Selected Financial Data

      We publish our consolidated financial statements in euro. However, our financial statements for 1997, 1998, 1999, 2000 and 2001 were originally prepared in French francs, and have been translated into euro for purposes of this document at the rate of FF 6.55957 = € 1.00, the applicable legal rate of conversion established on January 1, 1999. The euro did not exist prior to January 1, 1999, and the conversion rate used may not reflect the French franc/euro exchange rate that would have applied if the euro had existed at such times. Solely for the convenience of the reader, this annual report contains translations of certain euro and French franc amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of € 1.12 per $1.00, or $0.8901 per € 1.00, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (“the Noon Buying Rate”) on December 31, 2001. See “— Exchange Rate Information” below for information regarding the euro and French franc/U.S. dollar exchange rates from 1995 to the present.

      Unless otherwise indicated, we have prepared the financial information contained in this annual report in accordance with French generally accepted accounting principles (“GAAP”), which differ in certain significant respects from U.S. GAAP. See Notes 29 and 30 to our audited consolidated financial statements for the years ended December 31, 1999, 2000 and 2001 (the “Consolidated Financial Statements”) included elsewhere in this annual report for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

      The tables below present selected consolidated financial data for the Group for the five-year period ended December 31, 2001. Such data with respect to the years ended December 31, 1997, 1998, 1999, 2000 and 2001 have been extracted or derived from the consolidated financial statements of the Group, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by Barbier Frinault & Autres — Ernst & Young Network, independent auditors, as indicated in their report thereon, which also appears in this annual report.

	Year ended December 31,

	2001
			2000	1999	1998	1997
	U.S.$(1)	€	€	€	€	€

	(amounts in millions, except share data)
Income Statement Data:
French GAAP
Net sales	3,156.3	3,546.0	2,972.0	2,782.2	1,846.4	1,809.3
Operating expenses	3,001.9	3,372.5	2,816.1	2,630.7	1,710.9	1,687.5
Operating income	154.4	173.5	155.9	151.5	135.5	124.7
Net income	96.2	108.1	214.2	172.6	105.4	95.6
U.S. GAAP
Net sales	3,157.5	3,547.3	2,989.5	2,783.7	N/A	N/A
Operating income	176.8	198.7	151.7	150.9	N/A	N/A
Net income	102.1	114.8	164.9	109.6	N/A	N/A
Per Share Data:
French GAAP
Non-Diluted net income per share	3.96	4.45	13.90	10.95	6.68	5.78
Diluted net income per share	3.79	4.26	12.85	10.75	6.51	5.60
Non-Diluted number of shares (thousands)	24,242	24,242	15,412	15,759	15,776	16,553
Diluted number of shares (thousands)(2)	25,388	25,388	16,665	16,051	16,192	17,077
U.S. GAAP
Basic net income per share	6.09	6.85	10.84	7.12	N/A	N/A
Diluted net income per share	6.02	6.77	10.73	7.10	N/A	N/A
Basic number of shares (thousands)	16,770	16,770	15,210	15,387	N/A	N/A
Diluted number of share (thousands)(2)	16,962	16,962	15,374	15,446	N/A	N/A
Other Financial Data:
French GAAP
Purchase of fixed assets	2,377.0	2,670.5	702.2	109.8	10.5	33.7
Depreciation and amortization	98.7	110.9	43.0	31.8	14.0	15.0

	At December 31,

	2001
			2000	1999	1998	1997
	U.S.$(1)	€	€	€	€	€

	(amounts in millions)
Balance Sheet Data:
French GAAP
Cash and cash equivalents	679.5	763.4	563.1	1,019.4	861.5	936.3
Working capital requirement	(619.2)	(695.7)	(648.0)	(830.9)	(537.9)	(531.1)
Fixed assets, net	3,388.4	3,806.8	1,050.7	431.8	264.1	275.3
Total assets	10,785.9	12,117.7	6,906.6	6,205.0	4,474.3	4,768.3
Total short-term debt	406.5	456.7	191.2	15.0	8.8	16.5
Total long-term debt	1,052.3	1,182.2	4.8	6.8	2.1	17.7
Shareholders’ equity	1,970.8	2,214.2	766.4	596.2	484.1	490.2
Minority interests	19.0	21.4	3.4	2.3	2.8	3.4
U.S. GAAP
Total long term debt	1,052.3	1,182.2	4.8	6.8	N/A	N/A
Total assets	6,829.2	7,672.4	2,451.8	2,304.8	N/A	N/A
Shareholders’ equity	1,983.4	2,228.3	764.9	639.6	N/A	N/A

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 31, 2001 of € 1.12 per $1.00.

(2)	Diluted share capital excludes 1,847,376 shares held by our subsidiary ISIS, which we have announced our intent to cancel subsequent to our proposed merger with ISIS in 2002.

Exchange Rate Information

      Under the provisions of the Treaty on European Union signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as the EMU, was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following member states participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain and, since January 1, 2001, Greece. The legal rate of conversion between French francs and the euro was established on January 1, 1999 at FF 6.55957 = € 1.00.

      Since January 1, 1999, the euro has been the lawful currency of the EMU states. Euro banknotes and coins entered circulation starting January 1, 2002. New public debt will be issued in euro and outstanding obligations denominated in national currencies have been converted at the legal rates established on January 1, 1999 (unless specific contracts provide for an alternative conversion rate). During a limited period of time, which began on January 1, 2002 and ended on February 17, 2002, the French franc, including banknotes and coins, subsisted as a non-decimal denomination of the newly introduced euro banknotes and coins. On February 17, 2002, the French franc was completely withdrawn.

      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in French francs per $ 1.00 or U.S. dollars per € 1.00, as the case may be. These rates are provided solely for the convenience of the reader and are not the rates we used in the preparation of our Consolidated Financial Statements included elsewhere in this annual report. We use the rate published by the Banque de France for our internal financial reporting and for the presentation of certain U.S. dollar/ French franc and U.S. dollar/euro translations set forth herein (see “— Selected Financial Data”). No representation is made that French francs or euro could have been, or could be, converted into U.S. dollars at these rates or any other rate. January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for French francs.

	French francs per $1.00				U.S. dollars per € 1.00

	Year/period	Average			Year/period	Average
	end rate	rate(1)	High	Low	end rate	rate(1)	High	Low

Yearly amounts
1997	6.02	5.84	6.35	5.19	—	—	—	—
1998	5.59	5.90	6.21	5.39	—	—	—	—
1999(2)	FF 6.51	FF 6.20	FF 6.54	FF 5.55	$1.01	$1.06	$1.18	$1.00
2000	—	—	—	—	0.94	0.92	1.03	0.83
2001	—	—	—	—	1.12	1.12	1.20	1.05
Monthly amounts
November 2001	—	—	—	—	1.12	1.13	1.14	1.11
December 2001	—	—	—	—	1.12	1.12	1.14	1.12
January 2002	—	—	—	—	1.16	1.13	1.16	1.11
February 2002	—	—	—	—	1.15	1.15	1.16	1.14
March 2002	—	—	—	—	1.15	1.14	1.16	1.13
April 2002	—	—	—	—	1.11	1.13	1.14	1.11
May 2002	—	—	—	—	1.07	1.09	1.11	1.07

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(2)	January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the French franc.

      Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of our shares and, as a result, will affect the market price of our ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar pay out relating to any cash dividends received by holders of our ADSs.

      For a discussion of the impact of exchange rate fluctuations on Technip-Coflexip’s results of operations, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

Risk Factors

      In addition to the other information contained in this annual report, you should consider carefully the risks described below. The risks described below are not the only ones we face. Additional risks not currently known to us, or that we currently deem immaterial, may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

Risks Related to Our Operations

Because most of our sales are to companies in the hydrocarbon/ petrochemical industry, a reduction in capital spending in that industry could cause our projects to be postponed or cancelled and constrain our ability to grow or maintain profits

      Demand for our services depends on the hydrocarbon/ petrochemical industry’s capital expenditures for development of fields, refining of oil and gas and production of their derivatives. Net sales derived from this industry accounted for approximately 86.7% of our net sales in 2001, 81.5% of our net sales in 2000 and 78.3% of our net sales in 1999. We estimate that the hydrocarbon/ petrochemical industry will continue to account for a substantial majority of our net sales. The prices of oil and gas on the world markets are the most significant influence on the hydrocarbon/ petrochemical industry’s capital expenditures. In the upstream segment of the industry, sustained reductions in oil and gas prices reduce our upstream clients’ financial incentives to invest in new developments, with high-cost offshore developments generally being the most severely affected. In the downstream segment of the industry, sustained increases in oil and gas prices put downward pressure on consumer demand for products derived from oil and gas, including gasoline, chemicals, synthetic fabrics and plastics. Any resulting reduction or slowing of demand reduces our downstream clients’ financial incentives to invest in additional production capacity. In both the upstream and downstream segments, volatility of oil and gas prices can also cause capital expenditures to be postponed or cancelled.

      The hydrocarbon/ petrochemical industry’s capital expenditures are also influenced by the following factors:

•	the rate of discovery and development of new oil and gas reserves,

•	global demand for energy,

•	global demand for petrochemicals and fertilizers,

•	local and international political and economic conditions, and

•	trends in environmental legislation.

      A reduction of capital investment in the hydrocarbon/ petrochemical industry due to any of these factors or for any other reason could constrain our ability to grow, or even maintain, profits.

We are contractually exposed to significant construction risks that could cause us to incur losses

      We derived approximately 80% of our 2001 net sales on a pro forma basis from lump-sum turnkey contracts. We expect that turnkey contracts will continue to account for a similar portion of our net sales. Under these contracts, we agree for a fixed price to design, build and install completed facilities which are delivered in a ready to operate condition. The actual expense to us of executing a lump-sum turnkey contract may vary substantially from the assumptions underlying our bid for several reasons, including:

•	unanticipated increases in the cost of equipment, materials or manpower,

•	unforeseen construction conditions creating unanticipated costs,

•	delays caused by local weather conditions, and

•	suppliers’ or subcontractors’ failure to perform.

      Under a lump-sum turnkey contract, however, we are generally unable to increase our price to reflect these factors, which are difficult to predict at the time of bidding. For these reasons, it is not possible for us to reliably estimate our final costs or margins on a contract at the time of bidding or during the early phases of its execution.

If our actual expenses were to increase for these or any other reasons, we could recognize reduced margins or even incur a loss on the contract.

Losses on one or more large contracts could reduce our net income or cause us to incur a loss

      Our five largest contracts, all of which are turnkey contracts, represented 26% of our backlog at December 31, 2001, 35% of our backlog at December 31, 2000 and 40% at December 31, 1999. Although we are more highly diversified following our acquisition of Coflexip, our contract portfolio will continue to be relatively concentrated and the combined businesses’ expected increased success in bidding for large integrated turnkey contracts is expected to contribute to continued concentration. If we do not achieve our expected margins or suffer losses on one or more of these large contracts, this could reduce our net income or cause us to incur a loss.

We may fail to successfully develop integrated services, which could inhibit our ability to successfully obtain and execute large contracts and increase our revenues or reduce our growth opportunities and net income

      Our recent experience indicates that clients, particularly in the offshore sector, are increasingly interested in consolidating the development of large sites into fewer, and hence larger and more technically complex, turnkey projects or even awarding the entire contract to a single project manager. This trend, if continued, will require engineering and construction firms to organize more highly integrated projects. Competitors may, whether through consolidation or growth, present more credible integrated solutions than we do, causing us to win fewer tenders. If we do not succeed in being awarded the contracts for these projects, we could fail to increase, or even maintain, our volume of projects, net sales and net income.

      Execution of integrated projects that we succeed in obtaining also presents risks. Larger average contract sizes may tend to concentrate our portfolio on fewer contracts, increasing the potential volatility of our results and exposure to individual contract risks. Managing large-scale integrated projects may also increase the potential size of cost overruns and negatively affect our operating margins. Additionally, while in the past we selectively bid on only those contracts related to the portions of a site which we believed had the best potential for high margins, large-scale integrated projects may cause us to assume potentially lower margin portions of a site as well.

Benefits from integration of our operations with those of Coflexip may not be achieved to the extent or within the time period that we currently anticipate, which would reduce or delay our realization of increased revenues, earnings, cost savings and operational benefits

      Following our acquisition of control of Coflexip, we have commenced a program of integrating our Technip operations with those of Coflexip, including:

•	corporate headquarters and administration offices,

•	Coflexip’s services business,

•	offshore project management and engineering teams and

•	technological approaches to realizing offshore platforms on deep-sea projects.

      Our goal in integrating these operations is to increase revenues and earnings through cost savings and operational benefits and to increase our capability to obtain and execute large contracts from present and potential customers. In so doing, we may encounter substantial difficulties integrating our operations and fail to achieve the increased revenues, earnings, cost savings and operational benefits we expect, and could even incur substantial costs as a result of, among other things:

•	loss of key employees,

•	failures or delays in obtaining new contracts from present and potential customers as a result of their concerns related to the integration process,

•	possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Technip and Coflexip and the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as company-wide financial, accounting, information and other systems and

•	the diversion of management’s attention from the day-to-day business as a result of the need to deal with integration issues.

      The diversion of management attention and any difficulties encountered from integrating our respective businesses could increase our costs or reduce our revenues, earnings and operating results. For these reasons, we may fail to successfully complete the necessary integration or realize any of the anticipated benefits. Actual cost savings and operational benefits may be higher or lower than we currently expect and may take a longer or shorter time to achieve than we currently expect.

One or more of our contracts for projects in Iran and Libya may be subject to U.S. sanctions, which could limit our ability to obtain credit from U.S. financial institutions and restrict our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities

      As a foreign multinational corporation with operations throughout the world, we engage in activities in and with countries prohibited under U.S. law to U.S. citizens and persons subject to U.S. laws, including, in some cases, foreign persons and corporations. Under the U.S. Iran and Libya Sanctions Act of 1996, as amended in August 2001 (ILSA), the U.S. government may impose sanctions on companies that make statutorily defined investments in the petroleum industry in Iran and Libya. As amended, ILSA requires the President of the United States to impose two or more of certain enumerated sanctions on any person or company, regardless of nationality, that makes investments in Iran or Libya of U.S.$ 20 million or more which directly contribute to the enhancement of Iran or Libya’s ability to develop their respective petroleum industries. We are engaged in activities in Iran and Libya, consisting principally of turnkey project management services. Our net sales in Iran during the year ended December 31, 2001 amounted to € 29.1 million (approximately U.S.$ 25.9 million) and in Libya € 0.5 million (approximately U.S.$ 0.4 million). At December 31, 2001, we had backlog amounting to approximately € 416.5 million (approximately U.S.$ 370.7 million) in Iran and an immaterial amount of backlog in Libya. If the U.S. government were to determine that some or all of our activities in Iran and Libya are investments as statutorily defined by ILSA, ILSA grants the President of the United States discretion in determining which sanctions to apply, which can include restricting our ability to obtain credit from U.S. financial institutions or support from the U.S. Export-Import Bank, or restricting our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities. For a more detailed discussion of our operations in Iran and Libya and of U.S. and international sanctions, see “Item 4. Information on Technip-Coflexip — Geographical and Segment Breakdown of Net Sales and Backlog”.

Interest rate movements or a decline in our cash balances could reduce our net income

      Our financial results are sensitive to changes in interest rates. Income from investments in short-term money market instruments represents a significant portion of our net income. This source of income is affected by movements in interest rates, our own cash balances, as well as by cash balances on contracts resulting from down payments and progress payments from clients. We negotiate the level of down payments and progress payments with our clients on a contract-by-contract basis. Lower prevailing interest rates, a decline in our cash balances, or a reduction in cash balances on our contracts could reduce our net income. Higher prevailing interest rates will raise our cost of borrowing under our financial debt carrying variable rates, notably our financial debt related to the financing of this exchange offer and the French exchange offer, and could result in lower net income.

Because we make sales and incur expenses in multiple currencies, exchange rate movements may cause us to incur losses

      Significant portions of our sales and expenses are denominated in currencies other than the euro, most significantly the U.S. dollar. To the extent that our expenditures and revenues are not denominated in the same currency, exchange rate fluctuations could cause our costs to grow larger than our revenues on a given contract.

Although we closely follow our exposure to non-euro currencies on a contract-by-contract basis and enter into hedging transactions in an attempt to reduce the risks of currency fluctuations, these activities are not always sufficient to protect us against incurring potentially large losses if currencies fluctuated significantly.

Integration of the Deepwater Division involves uncertain costs and benefits

      On January 6, 2001, Coflexip acquired the Deepwater Division, substantially increasing the size of Coflexip’s operations. Coflexip has made substantial progress in the integration of these businesses that it did not previously operate. The realization of benefits from the business combination between Technip and Coflexip will depend to a large extent on how well we can integrate the operations and management of the Deepwater Division with our existing operations and management. The integration process involves inherent uncertainties and increases the demands on management to oversee the operations and manage the human resources of a significantly larger company. Failure to fully integrate the operations and management of the Deepwater Division could result in a material decrease in our results compared to our expectations. In addition, as a consequence of our acquisition of Coflexip, we may incur liabilities associated with the Deepwater Division with respect to its products, operations and contracts. For example, in November 2001, we recorded a charge of € 27.3 million to constitute reserves relating to a contract into which the Deepwater Division had entered a few days after its acquisition by Coflexip. This non-recurring event resulted from lower than expected activity due to project delays. Although we have taken measures to avoid the recurrence of this type of problem, the Deepwater Division’s backlog includes several multi-year contracts entered into prior to the business combination, and full integration of the Deepwater Division involves continued risks.

Our manufacturing dependence on major suppliers could result in business interruptions or higher operating costs

      We purchase most of the steel wire we use in flexible pipe manufacturing from Trefileurope S.A. and N.V. Bekaert S.A. pursuant to one-year renewable contracts, and Trefileurope is our only external source for several types of steel wire. We also purchase specialized plastics required for manufacturing flexible pipe exclusively from AtoFina, a subsidiary of TotalFinaElf. If any of these suppliers failed to produce these materials or to make them available to us at reasonable prices, we would need to develop alternative sources of supply, use substitute materials or pay more for these materials, any of which could result in temporary business interruptions or increase the cost of flexible pipe. Any of these developments could raise our operating costs or cause delays in our projects.

Risks Related to the Engineering and Construction Industry

Intensified price pressure by our competitors could reduce the volume of contracts meeting our potential margin criteria and negatively affect our net income

      Most of our contracts are obtained through a competitive bidding process, which is standard in the engineering and construction services industry. We compete primarily against major U.S., European and East Asian engineering and construction companies. While service quality, technological capacity and performance and personnel, as well as reputation and experience, are strongly considered in client decisions, price is the major factor in most tender awards. In the past, our industry has been frequently subject to intense price competition. If price competition were to intensify in the future, the number of tenders meeting our criteria for high potential margins would decline, and our volume and net income could grow more slowly or decrease.

Because a large number of oil and gas projects are found in developing countries, political instability in these countries could cause projects to be cancelled, postponed or subject to delays, which could increase our costs and reduce our future growth opportunities

      Much of our business involves projects in developing or less developed countries that are experiencing or may experience political instability. For the year ended December 31, 2001, approximately 75% of our net sales came from projects located in developing countries. Unanticipated political events or social disturbances in developing or less developed countries could cause a material decrease in our profitability. For example, the

Gulf War in 1990 and 1991 disrupted some of our projects. More recently, our Sincor refinery project in Venezuela has been affected by general political and social unrest in that country, which delayed our reaching several intermediate project milestones in 2000 and led us to constitute contract-specific reserves, which negatively affected our refining segment’s operating income for the year. In response to these risks, we have adopted a policy of maximizing our insurance coverage by using government-sponsored and private export credit and insurance agencies and by matching our work progress and outlays to cash advances on all contracts. However, in the event of national or regional political instability, these insurance policies may be inadequate to prevent us from taking a loss on contracts in course, which could reduce our net income or cause us to incur a loss. Political instability may also result in fewer new project tenders meeting our criteria. For these reasons, political instability in developing countries could increase our costs and reduce our future growth opportunities.

Reduced availability of government-sponsored export financing could increase project costs to our clients and lead to fewer new projects and reduce our growth opportunities

      We rely in part on government-sponsored or private export credit and insurance agencies, such as the French COFACE, the Italian SACE and the Japanese and U.S. Export-Import Bank, to assist our clients to obtain financing for major contracts. If this financing assistance were reduced from current levels, our clients might choose to undertake fewer projects. A reduction in the number of new contract tenders for this reason would reduce our growth opportunities.

Our operations may cause substantial harm to persons and property, which could hurt our reputation and, to the extent they are not covered contractually or by insurance, could cause us to incur substantial costs

      Our operations are subject to the usual hazards inherent in providing engineering and construction services for the hydrocarbon/ petrochemicals industry, such as the risk of equipment failure, work accidents, fire or explosion. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage, pollution and environmental damage. We may be subject to claims as a result of these hazards. We may also be subject to claims resulting from the subsequent operations of facilities we have delivered. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. In some of the jurisdictions in which we operate, environmental and workers’ compensation liability may be assigned to us as a matter of law. Clients and subcontractors may not have adequate financial resources to meet their indemnity obligations to us. Losses may derive from risks not addressed in our indemnity agreements or insurance policies, or it may no longer be possible to obtain adequate insurance against some risks on commercially reasonable terms. Failure to effectively cover ourselves against engineering and construction industry risks for any of these reasons could expose us to substantial costs and potentially lead to material losses. Additionally, the occurrence of any of these risks could hurt our reputation.

Operations in facilities we have constructed or are constructing may cause the discharge of hazardous substances, which could result in significant environmental remediation costs and cause us to incur a substantial loss

      We operate in a number of different jurisdictions that have various types of governmental laws and regulations relating to the discharge of oil or hazardous substances and the protection of the environment. Pursuant to these laws and regulations, we could be held liable for remediation of some types of pollution, including the release of oil, hazardous substances and debris from production, refining or industrial facilities, as well as other assets owned or operated by either our customers or our sub-contractors. Environmental remediation costs could be significant and cause us to incur a substantial loss.

Risks Related to Our Shares and American Depositary Shares

The market value of our shares or American depositary shares could decline if one of our major shareholders sold a substantial number of our shares

      As of March 31, 2002, our two largest shareholders, Institut Français du Pétrole (“IFP”) and Gaz de France, owned in the aggregate, approximately 14.21% of our outstanding share capital and approximately 20.53% of our voting rights. In addition, TotalFinaElf owns approximately 3.74% of our share capital and approximately 6.54% of our voting rights. See “Item 7. Major Shareholders and Related Party Transactions”. Sales of a substantial number of our shares or American depositary shares in the public markets, or the perception that sales of a substantial number of our shares or American depositary shares could occur, could exert downward pressure on the prevailing market prices for our shares and American depositary shares causing them to decline.

Fluctuations in the exchange rate between the U.S. dollar and the euro may reduce the U.S. dollar market value of our American depositary shares as well as the U.S. dollar value of any dividends we pay

      We will pay any cash dividends in euro, and, as a result, exchange rate movements will affect the U.S. dollar value of these dividends as well as any other U.S. dollar distributions paid to you by the depositary if you hold our American depositary shares. Exchange rate movements will also affect the market value of our American depositary shares, which could reduce their value to you.

Double voting rights of our shares, lock-up arrangements with our major shareholders and change of control provisions in our agreements may limit our shareholders’ opportunities to be offered a premium price for our shares by a potential acquiror

      Under our current bylaws (statuts), our shareholders who hold their shares in the same name in registered form for at least two years have the right to two votes for every share thus held. As a result, new purchasers of our shares qualify to obtain double voting rights only after holding our shares in the same name in registered form for two years. See “Item 9. The Offer and Listing” and “Item 10. Additional Information — Shareholders’ Meetings and Voting Rights — Double Voting Rights”. As of March 31, 2002, 2,509,790 of our shares carried double voting rights, representing approximately 9.39% of our outstanding share capital and approximately 18.74% of our voting rights. Moreover, some of our major shareholders have entered into lock-up arrangements in which they have agreed not to dispose of our shares for specified periods of time. We are also a party to a number of joint ventures, concessions, license arrangements and other agreements that contain change of control provisions. The double voting rights, lock-up arrangements and change of control provisions may make it difficult or undesirable for a potential acquiror to acquire a substantial percentage of our voting rights, and may therefore provide a defense against hostile takeovers or, more generally, may delay and impede a change in control in which our shareholders might receive a premium above the then-current market price for our shares held by them.

If you hold our American depositary shares rather than our shares, you will not be able to exercise all the rights our bylaws (statuts) provide to holders of our shares

      If you hold our American depositary shares, you will not be able to qualify for double voting rights, and you may not be able to vote by giving instructions to the depositary on how to vote deposited shares held for you. In addition, it may also be more difficult for you to exercise your other rights as a shareholder if you hold our American depositary shares than it would be if you held our shares. For example, if we offer new shares and you have the right to subscribe for a portion of them, the depositary is allowed, at its discretion, to sell for your benefit the right to subscribe for new shares instead of making it available to you. For a detailed description of your rights as a holder of our American depositary shares, you should read “Description of Our American Depositary Shares”.

Item 4.     Information on Technip-Coflexip

Overview of Our Business

      We are a leading worldwide provider of engineering, technologies and construction services for the oil and gas, petrochemical and other industries. In 2001, we were among the world’s top five full-service engineering and construction groups in the field of oil and gas (hydrocarbons) and petrochemicals based on our net sales of € 3,546 million (€ 4,950 million on a pro forma basis reflecting our business combination as of January 1, 2001).

      Our core business activity is in the hydrocarbon/ petrochemical industry and covers offshore and onshore field development, gas processing and liquefaction, refining, onshore pipelines and petrochemicals. We are one of the most highly-integrated groups providing engineering, technologies and construction services to the hydrocarbon/ petrochemical industry worldwide, and backed by extensive industrial assets, we are particularly well positioned in the offshore/ deepwater area.

      We are also actively developing activities in non-hydrocarbon/ petrochemical sectors such as fertilizers, chemicals, life sciences, power generation and other growth-market industries.

      With over 40 years of experience in the design and construction of large industrial facilities, a wide range of state-of the-art technologies and operational bases spread over the five continents, we are able to manage all aspects of major projects, from front end engineering design to turnkey delivery. Turnkey projects, under which we design and deliver a “ready-to-use” facility to our client for a lump-sum price, accounted for approximately 80% of our 2001 net sales. We execute turnkey projects involving industrial infrastructure as varied as onshore and offshore production and storage facilities, oil refineries and petrochemical plants. In addition to our turnkey activities, we manufacture highly specialized equipment and provide engineering consulting and other services.

      We generated more than 75% of our net sales in markets outside the European Union in 2001. Our main engineering and business centers outside of France are located in Italy, Germany, the United Kingdom, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. Our manufacturing plants (flexible pipelines, umbilicals, robotics), construction yards and spoolbases are located in France, Brazil, the United Kingdom, the United States, Finland and Azerbaijan. Our staff numbers approximately 18,000 full time employees based in over 50 countries and we run a world class fleet of 15 offshore construction vessels.

      We are fully committed to pursuing opportunities in offshore oil and gas development, and following our business combination with Coflexip at the end of September 2001, we are positioned to offer integrated turnkey engineering and construction services on major deepwater projects as a provider of integrated design, engineering, fabrication and construction services, running from the topsides to the flowlines on the seabed below. On the basis of 2001 pro forma revenues, we are a world leader in the provision of subsea development systems and surface facilities for the offshore oil and gas industry and hold the leading position in the manufacture of flexible pipe for subsea field development. We have also recently reinforced our capacity in this strategic sector with the acquisition of the privately owned UTC Projetos e Consultoria Ltda, a leading Brazilian engineering and construction company in the upstream sector with approximately 350 employees.

      At the same time, we are a leader in the relatively mature onshore sector, consisting of both oil and gas development projects and hydrocarbon processing projects including refineries and petrochemical plants. The size and geographic scope of our onshore activities expanded significantly in 1999, through the acquisition of the engineering activities of the Mannesmann group, which increased our net sales by approximately 50% in 2000.

      We believe our operations benefit from substantial competitive strengths. Our reputation as a turnkey project manager and our access to key technologies is a competitive strength in the winning of contract tenders. We also believe that our execution of turnkey contracts benefits from our substantial cost control and risk management expertise as well as our experience as a contract manager. As a result of these strengths, we have historically achieved overall operating margins above the average for our industry. However, because of the substantial business risks inherent in the turnkey contracts into which we enter, it is not possible for us to predict the margins of our current and future business.

      During our 44 years of operations, we have designed and supervised the construction of over two thousand facilities in more than 115 countries. Our roster of clients includes industry leaders such as ExxonMobil, Saudi Aramco, BP Amoco, Shell, DuPont de Nemours, Procter & Gamble, Aventis, Michelin, Renault, and numerous national energy companies including our historical shareholder TotalFinaElf. We have been publicly traded in France since 1994 and on the New York Stock Exchange since 2001, and are fully committed to providing state of the art engineering services while increasing shareholder value.

The Industry in Which We Operate

      We derived 86.7% of our net sales in 2001 from goods and services provided to the hydrocarbon/petrochemical industry. We are active both in the offshore segment of this industry, which consists of the production of oil and gas from subsea deposits, and in the onshore segment, which consists of both the production of oil and gas from land deposits and the downstream processing of oil and gas, whether through refining or through the production of petrochemicals. Demand for our services in this industry depends principally on the rate of new capital spending on production and processing facilities.

      We expect new capital spending on production (referred to as “upstream” activities in our industry) to be principally in offshore development. In recent years, exploration and production companies have concentrated increasing resources on the exploration and acquisition of production rights to offshore oil and gas fields. We are committed to engineering new technological solutions for increasingly deeper fields and are developing new floating platforms for these fields, including our TPG 3300 floating platform which we are proposing to clients in deepwater project bids and our SPAR platforms. We have also worked to develop new products and solutions in the subsea segment of our business, including risers and flexible pipe and umbilicals to permit the development of fields at depths of 8,200 feet (2,500 meters) See “— Oil and Gas Production-Offshore Field Development.”. We believe that the extension of upstream activities to deep offshore fields presents an opportunity to those firms capable of providing innovative engineering solutions and management skills to increasingly large offshore projects while strictly containing costs.

      New capital spending on downstream activities will principally be driven by population growth and economic development, notably in Asia. We expect new environmental legislation affecting member countries of the OECD (Organization for Economic Cooperation and Development) to lead to significant revamping of existing gasoline refineries. Additionally, global refining capacity is relatively tight compared to current demand, potentially leading to new investment.

      Our activities have developed in three principal industrial branches (Offshore; Onshore/ Downstream and Industries), with the following contributions to net sales in 2001 and backlog at December 31, 2001:

Offshore: Net Sales of € 722.0 million in 2001 (or € 2,126 million on a pro forma basis)

      We are a provider of integrated design, engineering, fabrication and construction services including floaters, subsea flowlines, risers and umbilicals as well as project management and maintenance operations. The new group’s broad offering of engineering and installation services allows us to undertake offshore field development projects with a larger scope on an integrated basis worldwide. We engineer and construct floating production architectures for offshore developments, including drilling rigs and storage facilities. We are a world leader in the engineering and installation of subsea development systems, consisting of rigid or flexible risers and flowlines that carry crude oil and/or gas from the seabed to the surface. In connection with these activities, we perform subsea well intervention tasks and inspection, repair and maintenance services for subsea installations and equipment. On the basis of year 2001 pro forma production volumes, we are also a world leader in the design and manufacture of flexible pipe for use in offshore developments and control umbilicals, which control subsea wellheads. With the expected growth in offshore oil and gas development (which we anticipate will be on average about 15% annually in terms of capital spending), we are targeting annual sales growth of approximately 10% and operating margins between 12% and 14% for the Offshore Branch. Our aim in 2002 is for our Offshore Branch to generate approximately half of our revenues, as compared to 43% on a pro forma basis in 2001, and approximately two thirds of our earnings before interest, taxes, depreciation and amortization.

Onshore/ Downstream: Net Sales of € 2,352.0 million in 2001

      Since our founding in 1958, we have participated in over 500 onshore/downstream projects throughout the world. We have also designed and built for national oil companies and many of the world’s private sector multi-national oil companies 197 complete refineries or modifications of existing plants, representing more than 600 individual refinery units and more than 100 gas processing units, including the world’s largest sulfur recovery complex, as well as nine fully integrated petrochemical complexes and over 330 units producing basic chemicals and derivatives and over 200 fertilizer production units

Industries: Net Sales of € 472.0 million in 2001

      We also offer our project management and engineering services to a diverse array of clients unrelated to the hydrocarbons industry. Past projects have included over 160 life sciences plants, 70 cement plants, 60 power plants as well as industrial research centers, office parks, manufacturing and food processing plants, theme parks and data processing centers, among others. Leveraging on our substantial engineering and turnkey management expertise, our long-term goal is for our Industries Branch to generate approximately 15% of our total revenues by 2007, as compared to approximately 10% on a pro forma basis in 2001.

      Our overall strategy can be summarized as follows:

•	Target a 50-50 revenue split between our offshore and other activities,

•	Maintain a capital spending policy in line with this target,

•	Keep our focus on gas and gas-related projects, particularly in the Middle East,

•	Grow revenue from our Industries segment to approximately 15% of combined revenues.

THE YEAR IN REVIEW 2001

JANUARY

      Coflexip — in which we held nearly 30% of the capital at the time — finalized the acquisition of Aker Maritime’s Deepwater Division.

FEBRUARY

      DSM awarded us the design and construction of a 300,000-ton-a-year polypropylene plant based on BP’s gas-phase Innovene technology, at Geleen (The Netherlands).

MARCH

      We were awarded a contract worth 300 million euros, to design and build, using our proprietary technology, the world’s largest ethylene steamcracker (1,400,000 tons/yr), which will be the core unit of the 10th Complex at Assaluyeh (Iran).

      Copebras awarded us a turnkey contract worth about $100 million, for the design and construction of a phosphatic fertilizer plant at Catalao (Brazil).

      In association with BE&K, we were awarded, by Chevron Phillips Chemical and Solvay Polymers, the engineering, equipment supply and construction of a high-density polyethylene plant at Baytown, Texas (USA).

      EADS Airbus selected us, as the leader of a consortium, to provide the engineering services and project management of the Airbus superjumbo A380 assembly plant in Toulouse (France).

APRIL

      We were awarded two contracts in Canada valued together at $125 million, for the design and construction of hydrogen units based on our own technology. The first unit, with a capacity of 200 MMSCFD (the world’s largest single-train unit) will be built at Mildred Lake, Alberta, for Syncrude Canada. The second unit, with a capacity of 40 MMSCFD, will be built at Regina, Saskatchewan, for Consumer’s Cooperative Refineries.

MAY

      BP awarded us the front end engineering design (FEED) for the Shah Deniz offshore drilling and production facilities in the Caspian Sea (Azerbaijan). The design studies will carried out by us based on our TPG 500 concept for a self-installing fixed platform.

JUNE

      In association with Samsung, we were awarded, by Petrovietnam, a contract worth about € 400 million for the turnkey design construction of an ammonia/urea complex at Phu My (Vietnam).

      INCO selected our joint venture with Bechtel to provide engineering, equipment and material procurement, construction supervision and project management for the nickel-cobalt complex at Goro, in New Caledonia.

      Within the framework of the development of Nakika, SHELL awarded Coflexip the leading-edge installation contract for infield flowlines and risers in the ultra deepwaters (1800 to 2100 meters) of the Mississippi Canyon (Gulf of Mexico).

JULY

      We launched two public cash tender/ exchange offers on Coflexip and Isis. The Boards of Directors of Coflexip and Isis, voicing a favorable opinion of the offers, recommended that their shareholders subscribe to the offers.

      Within the framework of their contract with SHELL Exploration for the development of Sorooz and Noroosh offshore oil fields (seven fixed platforms), NPCC/ Naft Sazeh Qeshm selected us as their partner to carry out the engineering work and to participate in equipment procurement (Iran).

      Norsk Hydro awarded Coflexip an integrated project worth € 80 million for flowlines and risers to be used in the development of Fram Vest (360 meter water depth) in the North Sea (Norway).

AUGUST

      In association with Al Jaber Energy Services, we were awarded, by UAE Offsets Group, a turnkey project worth $495 million for the construction of a 185-kilometer water pipeline from Fujaïrah to Abu Dhabi, a pipeline link to Sharjah, pumping stations, water storage tanks and associated facilities (United Arab Emirates).

      The new gas treatment facilities at Habshan, designed and constructed by Bechtel and us for Abu Dhabi National Oil Co, reached full capacity (one billion SCFD) (United Arab Emirates).

      Coflexip was awarded a significant share of the mooring and installation package for the Bonga field (1100 meters water depth), operated by SHELL Nigeria Exploration and Production (Nigeria).

SEPTEMBER

      The MIDOR refinery at Alexandria — the biggest turnkey project ever designed and built entirely by us ($1.2 billion) was running at more than 100% of it nominal capacity (100,000 barrels/ day) (Egypt).

      The new deepwater pipelay and subsea construction vessel “CSO Deep Blue” commenced operations for the Williams Banjo/ Seahawk project for the installation of the export pipelines, located in a water depth of 1100 meters, from the Boomvang and Nansen fields (Gulf of Mexico).

      We were awarded, by Williams, a major integrated contract for the export pipelines from Devils Tower field (1750 meters) (Gulf of Mexico).

OCTOBER

      The offers on Coflexip and Isis were successful: our holding of 98.36% of Coflexip and 99.05% of Isis, created a world leader in engineering, technologies and implementation of oil and gas, petrochemical and industrial projects named: “Technip-Coflexip”.

      We entered the Euronext 100 index, a market capitalization weighted index of the largest and most liquid stocks traded on the Paris, Amsterdam and Brussels Stock Exchanges and our shares were listed in the form of ADSs on the New York Stock Exchange on October 19.

      We finalized the acquisition of UTC Projectos y Consultoria (350 people), an engineering and construction firm based in Rio de Janeiro (Brazil), specialized in the deepwater offshore sector.

      With the national oil and gas transportation company of Kazakhstan we created a joint venture engineering and construction company named “Technip Kazakhstan”.

      In association with Chiyoda, we were awarded by Qatargas a turnkey contract worth about € 100 million for the expansion of the liquefied natural gas (LNG) plant at Ras Laffan (Qatar).

NOVEMBER

      We were awarded the engineering, supply and construction of the hull, mooring and riser systems of the Spar production platform for the Gunnison field, operated by Kerr-McGee (Gulf of Mexico).

      Brunei SHELL Petroleum awarded us a turnkey contract for the first phase of development of the Egret offshore gas field (Brunei).

DECEMBER

      The € 200 million contract signed with NPC for the design and construction of the ethylene steamcracker for the 9th complex at Assaluyeh (Iran) came into force.

      The construction of the extra-heavy crude processing facilities for the Sincor project — designed and built by us and our partners — was completed according to the contractual schedule, thus allowing TotalFinaElf to begin start-up operations at the complex, which will produce 184,000 barrels/ day of light crude (Venezuela).

      The General Meeting of Shareholders amended our by-laws (statuts) to adopt the form of a corporation with a Management Board and a Supervisory Board.

The Technip-Coflexip Business Combination

      In April 2000, we demonstrated our commitment to further developing our business in offshore production by making a strategic investment in Coflexip, a leading engineering and construction firm in the field of offshore production with a portfolio of capabilities and clients largely complementary to our own. Technip’s historical strength in the offshore market had been project management and platform design and construction, as reflected in our recent Elgin-Franklin North Sea platform built for Elf Exploration UK (in partnership with McDermott and Barmac) and in our innovative new floating deep-water offshore platform, the TPG 3300. Coflexip provided a set of operations complementary to our own, focused not only on the engineering of the subsea portion of an offshore project, but also on the design, manufacture and laying of pipe. In addition to complementarities between our respective operations, we believe that Technip and Coflexip benefited from a complementary client base: while national oil and gas companies in producer countries or joint ventures in which they participate made up approximately 80% of our clientele in 2001 in terms of net sales, Coflexip’s net sales for the same period were principally derived from contracts with the major international oil companies. Concurrent with our April 2000 investment in Coflexip, we entered into a strategic alliance with Coflexip to jointly develop market opportunities with a particular emphasis on integrated deep offshore projects. The aim of the alliance was to obtain a leading presence in the traditional and deep offshore sectors.

      In early 2001, Coflexip further broadened its offshore capabilities by acquiring the Deepwater Division from Aker Maritime ASA, which included its SPAR platforms and engineering capacity.

      Building on the success of the strategic alliance established between Technip and Coflexip for offshore production projects, we decided to reinforce our engineering and service offerings in this sector through a business combination of the two companies. On July 3, 2001, we initiated a public exchange offer with a cash election for all outstanding Coflexip shares, concurrently with a public exchange offer for Coflexip’s largest shareholder ISIS, an investment company then controlled by the French Petroleum Institute, known by its French acronym IFP. On July 25, 2001, Coflexip’s board voted unanimously to recommend our exchange offer to Coflexip shareholders. On August 30, 2001, both exchange offers were extended to Coflexip and ISIS shareholders in the United States. Following the closing of these exchange offers, we changed our name to Technip-Coflexip and hold 98.36% of the share capital and 98.54% of the voting rights of Coflexip and 99.05% of the share capital and voting rights of ISIS.

      The Technip-Coflexip business combination has allowed us to form a major engineering and construction group specializing in oil services at a time when the industry is restructuring on a global scale and becoming increasingly oriented toward new opportunities in offshore deposits. In our view, the complementary nature of the technology, geographical operations and client bases of Technip and Coflexip, as well as the increased scale, scope and resources of the new group, will provide us with a stronger position across high growth segments. We believe that the increased competitiveness of each business segment and the prospects for stronger growth, particularly in the area of offshore gas and petroleum production, will benefit the shareholders, customers and employees of Technip-Coflexip. We also believe that we will be able to offer our clients an expanded choice of technological solutions, giving the combined operations a competitive advantage. The integration of our activities has resulted in greater global reach, with approximately 18,000 employees in over 50 countries. We also expect to benefit from significant operational benefits and cost savings from integrating these operations.

Summary of the Business Combination’s Estimated Cost Savings and Operational Benefits

      The table below describes the projected phasing in of operational benefits and cost savings deriving from the integration of our activities, in terms of the expected revenue and cost contributions to the new group’s earnings before interest and taxes between 2002 and 2005, in each case compared to the combined amount of earnings before interest and taxes generated by the Technip and Coflexip groups in 2000 prior to the business combination.

Targeted Cost Savings

      While Technip and Coflexip’s operations were largely complementary, we anticipate that the Technip-Coflexip business combination provides us with the cost savings opportunities described below. Based on facts currently known to us, we estimate that cost savings arising from our integration of the Technip-Coflexip predecessor companies will amount to approximately € 50 million before interest and taxes in 2002 and € 85 million before interest and taxes from 2003 onwards, in each case compared to the combined cost bases of Technip and Coflexip as separate groups in 2000. Within the € 85 million in cost savings before interest and tax cost savings targeted for 2003, we have identified the following potential sources of integration efficiencies:

          Procurement: € 65 million

      We have historically been an industry leader in cost-optimizing equipment procurement on turnkey engineering and construction contracts and will be in a position to leverage our procurement expertise and newly developed e-procurement system over the integrated companies’ operations. Of the € 65 million in expected procurement savings before interest and taxes, we expect approximately one-third to result from the extension of our internet-based purchasing system over a larger base, with the remainder divided over the former Coflexip, Deepwater Division and Technip cost structures. Our procurement savings targets assume that our combined procurement expenditures will amount to approximately € 3 billion by 2003, of which approximately 70% will relate to procurement of goods subject to integration savings, e-procurement efficiencies or other synergies. See “— Description of Our Operations-Execution of a Turnkey Project-Procurement”.

          Corporate, information technology and sales and marketing: € 9 million

      Corporate expenses. By integrating our businesses under one shared structure, we anticipate generating cost savings by having a single consolidated headquarters and management organization, consolidated corporate reporting functions and economies of scale in financial services such as insurance and treasury management.

      Information technology. Our business is increasingly dependent on information technologies for all our activities, ranging from engineering studies and modeling to procurement of equipment and monitoring of our operations. By integrating our combined operations on a single information technology platform, we anticipate benefitting from reduced operating costs compared to operating two separate information technology platforms.

      Sales and marketing networks. Our geographical network of operational bases is complementary to Coflexip’s network of operational bases. Combining these networks will expand local support to more than a dozen engineering centers worldwide, enhancing client proximity and thus reducing client contact expenses.

Bidding costs, engineering and sundry other cost savings: € 11 million

      Bidding costs. Bidding on a turnkey project is an expensive undertaking involving preliminary studies and substantial coordination with potential subcontractors and equipment providers, and on a major project tender may typically require expenditures by us of € 1 million to € 2 million. Although the integration of our operations will not reduce the cost of individual bids, we expect that it will increase our success rate in obtaining contracts because of improved market credibility, our complementary client relationships and the expanded scope of technological solutions that our combined operations will be able to offer. To the extent we reduce the percentage of contract bids not awarded to us, we will consequently reduce the bidding costs that are included in selling expenses and cannot be allocated to specific contracts.

      Engineering. Prior to the business combination, Coflexip relied on joint venture partners or subcontractors for some engineering design services. With our geographically complementary network of local engineering centers, we will target increased cost effectiveness and profitability through internalization of these engineering costs.

Targeted Operational Benefits

      We aim to use the increased scale, market coverage, product offerings and general capacity of the new group to handle more and larger integrated projects to increase earnings before interest and taxes by a targeted amount of approximately € 10 million in 2002, € 40 million in 2003, € 90 million in 2004 and € 120 million from 2005 onwards, with a minimum targeted increase in revenues of approximately € 1,575 million by 2005, in each case compared to the combined revenues and earnings before interest and taxes generated by Technip and Coflexip as separate groups in 2000. Our minimum targeted increase in revenues assumes that by 2005 the combined group’s higher expected success rate in winning bids, access to larger integrated contracts and wider role on projects will contribute to additional sales of approximately € 750 to € 850 million related to deepwater surface facilities, approximately € 250 to € 350 million related to shallow water facilities, approximately € 450 to € 650 million related to large integrated offshore field development contracts (including the subsea portion), and approximately € 30 to € 60 million related to forward engineering contracts and studies, in each case compared to the combined sales generated by Technip and Coflexip as separate groups in 2000.

      We estimate that the increase in earnings before interest and taxes in 2005 of € 120 million will be attributed to the following: approximately € 66 million will be derived from our increased success rate at winning deepwater and shallow water project awards of larger sizes and our increased value added to these projects, approximately € 47 million will be derived from our access to larger integrated field development contracts and approximately € 7 million will be derived from increased conceptual and forward engineering studies.

      The envisaged cost savings, operational benefits and revised earnings estimates resulting from the Technip-Coflexip business combination are forward-looking statements, subject to numerous risks. Actual results may differ significantly from these targets in terms of timing, amount or nature, notably due to the difficulties of integrating large, complex businesses employing thousands of persons in many countries and facilities. For the reasons enumerated above, as well as the factors described under the caption “Item 3-Key Financial Information-Risk Factors”, we cannot assure you that these cost savings, operational benefits and earnings will in fact be achieved in the time frame envisaged, if at all.

Other Major Recent Acquisitions

      Our policy is to use acquisitions selectively to expand the range of projects accessible to us, both by obtaining key technologies we do not already possess and by gaining new client relationships. It has not been our policy to use acquisitions simply to acquire market share that we could reasonably acquire with existing resources through organic growth.

      Since the beginning of 1999, we have actively pursued external growth opportunities in line with this policy. First in early 1999, we acquired control of the engineering business of the Mannesmann group. In early 2000, we made a strategic investment in, and formed an alliance with, Coflexip. In late 2000 we bought the half of the chemical engineering joint-venture Krebs-Speichim which we did not already own. In 2001, we completed the rapprochement between Technip and Coflexip (and its recently acquired Deepwater Division) through the Technip-Coflexip business combination described above at “— The Technip-Coflexip Business Combination”. In 2002, we finalized our acquisition of the privately owned UTC Projetos e Consultoria Ltda, a leading Brazilian engineering and construction company in the upstream sector. Each of these operations is described below.

Mannesmann Acquisition

      In March 1999, we acquired KTI and MDEU, the engineering subsidiaries and divisions of Mannesmann.

      With KTI we acquired advanced capabilities and proprietary technologies in the ethylene and hydrogen sectors and a good market presence in the United States, Europe and India. Our acquisition of MDEU brought us substantial know-how and experience in onshore pipeline and power generation projects and a substantial global client portfolio. Together, these businesses accounted for total net sales of approximately € 850 million in 2000 and employed approximately 3,800 persons at year end. We have renamed the principal KTI companies “Technip Benelux”, “Technip USA”, and “Technip KTIndia” and we have renamed MDEU “Technip Germany”.

      In addition to new technologies, expertise and client relationships, the acquisition of these businesses provided us with a low cost opportunity to expand our operations by nearly half in terms of net sales and to enhance our position in the refining and petrochemicals sectors in particular. These businesses generated net losses for 1998, the year prior to our acquisition. Through restructuring and application of our contract management skills, we have brought the profitability of these businesses in line with that of our other onshore/ downstream businesses.

      Under the acquisition agreement, we paid Mannesmann consideration of € 146.1 million in March 1999 for the acquired businesses. In February 2000, as a result of insufficient provisions for contracts in course, we obtained a price adjustment under the acquisition agreement and Mannesmann returned to us € 63.3 million of our original consideration bringing the final purchase price to € 82.8 million. In connection with our acquisition of these businesses, we recorded provisions for restructuring and contract risks amounting to € 47.0 million in 1999.

Krebs-Speichim Acquisition

      In 1997 we set up the Krebs-Speichim joint venture in chemical engineering through the combination of an existing business unit with a subsidiary of Cogema, the French nuclear energy specialist, to improve our market share in the fertilizers, fine chemicals and pharmaceutical industries. In 1999 Krebs-Speichim, which we accounted for using the proportional consolidation method, contributed approximately € 75 million to our consolidated net sales. In 2000, we acquired the remaining 50% of Krebs-Speichim for consideration of € 21.7 million, substantially reinforcing our presence in the chemical engineering sector. As a result of this acquisition, we have merged Krebs-Speichim into our principal French subsidiary and assumed on a consolidated basis the joint venture’s workforce, which numbered approximately 850 persons at December 31, 2000.

UTC Acquisition

      On April 18, 2001 we announced our acquisition, subject to the completion of due diligence and the obtaining of regulatory approvals, of the privately owned UTC Projetos e Consultoría Ltda, a leading Brazilian engineering and construction company in the upstream sector, based in Rio de Janeiro. We closed our acquisition of this company in October 2001.

      The Brazilian offshore sector is considered within the industry to be one of the more promising deepwater areas in the world. It has attracted a large number of international oil companies since its opening to foreign companies in 1998. UTC, which employs over 350 people, has developed its activities both in offshore and onshore projects and has a long track record in services and turnkey contracts for local operators.

      This acquisition is another building block in the implementation of our offshore growth strategy. The acquisition will also strengthen our presence in Brazil, where we possess substantial operations, with a factory in Vitoria to manufacture flexible subsea pipes and have a pipe-laying ship on long-term charter to Petrobras. In addition, our subsidiary Krebs Engenharia has been active for years in the Brazilian petrochemical and fertilizer industries.

The Acquisition of the Deepwater Division from Aker Maritime

      In January 2001, Coflexip acquired the Deepwater Division from Aker Maritime. The Deepwater Division is composed of a number of companies specializing in the engineering and fabrication of floating production systems for subsea and deepwater field developments. The terms of this agreement are described more fully in “Item 10. Additional Information — Material Contracts.” The Deepwater Division has its principal places of operation in the United States, the United Kingdom and Finland. It also operates in Nigeria, the Caspian Sea, and Australia. Its activities encompass engineering, project management, fabrication of production structures (fixed and floating) and topsides, mooring and riser systems, as well as marine and logistics services. It employed approximately 3,700 employees as of December 31, 2000.

      The acquisition of the Deepwater Division strengthens our ability to offer broader and more integrated solutions to our clients worldwide, reinforces our presence in critical markets such as the United States, the Gulf of Mexico and the United Kingdom, adds an operational presence in areas such as the Caspian Sea and Nigeria, and reinforces our engineering resources in subsea and deepwater field developments. Through the Deepwater Division’s expertise in floating production units, we are now in a position to engineer, fabricate and install deepwater SPAR systems, a patented design of which eight units have been already successfully commercialized in the U.S. Gulf of Mexico. We also acquired the capability to perform the conversion of ship-hulls into floating production, storage and off-loading systems (“FPSOs”), particularly at our yard in Newcastle, England.

Industrial Branches of Activity

      We design and construct industrial and service facilities for a large number of industries, with a particular emphasis on the hydrocarbon/petrochemical industry. Net sales derived from the hydrocarbon/petrochemical industry accounted for approximately 86.7% of our total net sales in 2001, 81.5% of our total net sales in 2000, and 78.3% in 1999. Within the hydrocarbon/petrochemical industry, we manage our activities are in two branches: offshore activities and more traditional onshore activities, whether upstream or downstream. A final branch of activity consists of engineering and project management services for diverse industries unrelated to hydrocarbon/petrochemicals. In each of these branches of activities we have developed specific engineering and technological capabilities. Our basic project management model summarized below, however, applies to all of them equally.

      Our role on a project is to act as “general contractor” providing the engineering design, procuring the equipment and managing the construction of this infrastructure. However, with limited exceptions, we are not a construction or manufacturing firm. Construction work is generally sub-contracted to specialized firms, while equipment is typically acquired through competitive bidding processes. Our own employees are principally involved in design work, procurement of equipment and supervision of construction. In most cases, we manage the project for our client from the drawing board to the delivery of an operational facility, frequently also helping to organize financing. In other cases, we intervene in a more limited capacity, providing engineering services corresponding to specific client needs. A detailed discussion of our turnkey contract project management, as well as our services and manufacturing operations is found at “— Description of Our Operations”, below, following this discussion of “Industrial Branches of Activity” and “Geographical Breakdown of Net Sales and Backlog”.

Offshore Branch

      In 2001, we generated net sales of € 722.0 million, or 20.4% of our total net sales, from offshore oil and gas production as compared to € 130.0 million, or 4.4% of total net sales, in 2000 and € 56.0 million, or 2.0%, in 1999. On a pro forma basis, our offshore branch accounted for 2001 sales of € 2,126 million. At December 31, 2001, our offshore branch represented approximately 43.4% of our total backlog.

      We are a provider of integrated design, engineering, fabrication and construction services in the offshore oil and gas sector, running from the surface platform to the flowlines on the seabed below and including project management maintenance operations on existing installations. We are capable of executing integrated offshore projects, covering the engineering and execution of both the surface and subsea portions of a project and a wide range of services. We have traditionally had strong offerings in the offshore market for project management services. With our highly-skilled process engineers and technicians, we have also developed technological expertise in conceiving and implementing our own products, technologies and related proprietary equipment for offshore projects including notably subsea pipelines, umbilicals, robotics, platforms. Through our CSO operations, we are a recognized leader in the engineering of the subsea portions of offshore projects, including notably flexible piping and control systems, providing floaters, risers, flowlines and subsea components and project management services for integrated developments such as subsea tie backs. These subsea activities accounted for 61% of our Offshore segment backlog at December 31, 2001 (or € 1,142 million). Our expertise in surface platform design and construction is reflected in our recent Elgin-Franklin North Sea platform built for Elf Exploration UK (in partnership with McDermott and Barmac) and in our innovative new semi-submersible deep-water offshore platform, the TPG 3300. The recently acquired Deepwater Division brings us proven SPAR floating platform technology for offshore gas and oil facilities. Our Deepwater Division’s services are backed by “best in class” expertise in process, naval architecture and flow assurance, including proprietary technologies in the design of SPARs and other floating production facilities and associated top tensioned risers. We believe that adding the capacity to propose this technological solution as well as our existing capability to provide other technological options, such the TPG 3300, floating production and storage structures, tension leg platforms and compliant towers, will provide us with a competitive advantage vis-à-vis many of our competitors. Our floaters activities accounted for 46.6% of our Offshore segment backlog at December 31, 2001 (or € 996 million).

      In addition to our turnkey management of an entire field development project and the provision and installation of highly-specialized equipment, our offshore activities include global conceptual and front end engineering services to a producer prior to its decision to commit to a particular field development. These engineering services include screening of solutions at the conceptual stage based on economical valuation and risk management techniques, field architecture and front end engineering studies. The ability to offer front end engineering services in advance of a contract is particularly useful for design competitions, where the client requests contractors to provide their best design and cost proposals for particularly challenging deepwater field developments.

Subsea Oilfield Services (SURF)

      The subsea oilfield services industry is a part of the broader offshore oil and gas industry. Subsea production infrastructure is designed to produce hydrocarbons from wells terminating on the seabed rather than on platforms and include pipelines (flowlines and risers), umbilicals (underwater cables that carry hydraulic or electrical power, data signals and well service fluids for the operation and control of undersea installations), control systems, manifolds, valves and wellheads, among other components. The deployment of subsea infrastructure may be spread out over many years, as the initial offshore wells are depleted and new subsea wellheads are installed and tied into existing surface facilities. A determining factor for the viability of an offshore development project is the technical capacity to economically design, build and install subsea infrastructure able to operate at the required depth. We help our clients to expand the range of economically viable production, as demonstrated by our contract to install infield flow lines and risers in the Gulf of Mexico at record depths of 5,800 to 7,000 feet.

      The engineering, fabrication and installation of the equipment connecting subsea well heads to the surface platform is frequently referred to as “SURF” activities, which stands for “subsea umbilicals, risers and flowlines”. Umbilicals, risers and flowlines are based on flexible and rigid piping, the design, manufacture and installation of which form the core of SURF activities. Flexible pipe is primarily used as an alternative to rigid steel pipe for the offshore transportation of oil and gas, as well as for the casing of umbilicals. Unlike rigid steel pipe, flexible pipe adapts easily to variable subsea surfaces and does not require any ocean floor preparation other than removal of debris or other obstacles. While most of the equipment we install in our SURF activities is procured through competitive bidding from third parties, we are the world leader of flexible pipe based on 2001 production volumes and use predominantly our own flexible pipe, umbilicals and risers. See “— Description of our Operations — Manufacturing and Supply”.

      To support our installation of SURF systems, we maintain the world’s most advanced fleet of subsea pipe laying and construction vessels. Governmental regulations (such as in the North Sea) may require burial of flexible (as well as rigid) pipe beneath the ocean floor and therefore we also provide trenching services to our clients. Our subsea installation and maintenance activities frequently require us to use divers or remotely operated vehicles (“ROVs”) deployed from diving-support or pipelaying vessels. We expect our launching of the pipe laying vessel CSO Deep Blue in 2001 to contribute to growth in our rigid pipelaying services in the Gulf of Mexico and the North Sea. For a description of our fleet of construction vessels, see “— Property, Plant and Equipment — Marine Service Vessels”.

      In addition to the engineering and installation of new systems, our SURF activities also involve maintenance and repair of existing subsea infrastructure, as well as the eventual removal and abandonment of subsea products. We also provide subsea well intervention worldwide through our well operations division in Aberdeen, Scotland, and maintain a specialist team in Oslo, Norway to focus on the North Sea region. Subsea well intervention involves maintenance, data acquisition, production enhancement and decommissioning activities in subsea wells.

      Subsea oil field services are highly specialized. While no company participates in all segments of the subsea oilfield services industry, a number of companies, including the Group, provide a broad range of the industry’s products or services. See “— Competition”.

Surface Facilities

      We design and construct drilling, production, processing, utilities and living quarter platforms and floating facilities for the development of offshore and deep offshore oil and gas fields. We are especially experienced in the engineering and project management of fixed and floating surface facilities and offer unique technological solutions such as our floating production and storage system, self-installing drilling platform decks not requiring use of cumbersome separate installation equipment such as floating cranes (Unideck TPG) and our streamlined platform for exploiting marginal fields (MOSS).

      Fixed Platforms. The TPG 500 is a self-installing high-capacity fixed platform which is constructed, equipped and tested onshore and then towed to site. Once on site, the platform’s legs are jacked down to the seabed up to 500 feet below the surface (suitable for many North Sea fields) and the hull is subsequently raised into its final position. Under favorable conditions, start-up of operations can commence as early as five days after the TPG 500 arrives on site. Although the TPG 500 is a fixed and not floating structure, the installation can be reversed and the platform re-installed at a new site. Unlike our TPG 500, the typical fixed platform involves substantial offshore construction and commissioning, and significant removal costs. In 2000, we delivered our second operational TPG 500 platform.

      Semi-submersible Platforms. The SPAR is a semi-submersible deepwater drilling and production platform, the technology for which we co-developed and jointly own with J Ray McDermott S.A. of Panama. The structure comprises a vessel with a circular cross-section that sits vertically in the water and is supported by buoyancy chambers at the top and stabilized by a midsection structure hanging from the hard tanks. If necessary, stability may be supplemented by solid ballast placed in compartments at the keel. The vessel is held in place by a taut catenary mooring system, providing lateral station keeping. The SPAR platform uses “dry-tree” technology, where the wellhead equipment is principally located on the platform rather than on the seabed, reducing the cost and time involved in common maintenance work.

      Our SPAR deepwater platforms constitute an important component of our business strategy to develop long-term relationships with our clients. We have recently announced significant engineering, procurement and construction contracts for a SPAR floating production platforms. Kerr-McGee, who already operates our SPAR platforms in the Gulf of Mexico, announced the purchase of an additional SPAR platform on November 13, 2001, scheduled for delivery in the third quarter of 2003. In addition, on February 22, 2001, British Petroleum announced the purchase of five SPAR Platforms for their operations in the Gulf of Mexico.

      In addition to our SPAR platforms, we have also developed a self-installing high-capacity semi-submersible platform for depths up to 3,300 feet, suitable for use in West Africa, the Gulf of Mexico, Brazil and deeper North Sea fields. We have not yet delivered a TPG 3300 to a client, although major potential clients have already reviewed the concept, and are evaluating it as one of several technical solutions we are proposing in an upcoming bid on a West African deep offshore development.

      Floating Production and Storage Systems. In addition to the large fixed and semi-submersible platforms described above, we are also active in the design and installation of Floating Production, Storage and Offloading Systems (FPSO). These systems, in which production and storage facilities are housed in a ship hull, are appropriate for developing deposits in deep or shallow waters.

Industry Considerations

      Over the next several years, we anticipate that increases in world oil prices supported by the expected economic recovery in North America and East Asia will contribute to continued expenditures on new infrastructure for oil and gas production. In recent years, the major international exploration and production companies have acquired substantial new field exploitation rights. We anticipate that if oil prices do not decline significantly from current levels, these companies will launch tenders for the development of these new fields over the next several years.

      As a result, we expect that substantial new offshore oil and gas fields will be developed for production, with a growing proportion of deep offshore fields. The deep offshore fields that we are likely to focus on are in the regions of West Africa, the Gulf of Mexico, Brazil and Southeast Asia. We also anticipate that there will be continued demand for our services in the more mature offshore markets such as the North Sea and the Caspian Sea. We have identified contract tenders in 2002 for offshore projects valued at approximately € 6.5 billion. We believe that the combination of the Technip, Coflexip and our Deepwater Division’s engineering assets will generate commercial and operational benefits that will position us to compete for and execute offshore production projects more efficiently. Based on our activities, we anticipate that clients commissioning offshore development projects will increasingly prefer contractors with the ability to offer integrated solutions for the entire development and financing of a site over contractors bidding for only selected parts of a development. Additionally, our longstanding expertise in natural gas developments is expected to be a strategic advantage as natural gas increasingly substitutes petroleum in the production of petrochemicals and the generation of electricity, favoring development of offshore gas deposits.

Segment Strategy

      Our Offshore segment strategy aims to build on our leading position in our traditional subsea markets (North Sea and Brazil) to develop a strong presence in other key subsea markets and build up a leading presence as a provider of floating platforms. Each of these strategic objectives forms part of an overall plan to position ourselves as the leading fully-integrated provider of offshore engineering and project management services to the oil and gas industry.

      Defend our SURF leadership position in our traditional markets. We are the established market leader for SURF projects in the North Sea and Brazil, two markets that we believe will continue to generate significant contract volume. We aim to maintain and develop our role in these markets, leveraging on our established relationships and additional client relationships developed through the business combination, local production facilities as well as our recent acquisition of the UTC engineering group in Brazil.

      Develop strategic subsea markets. We are additionally targeting key markets that we believe have the potential to become major contributors to our SURF activities. We are already active providing SURF services in the Gulf of Mexico, and intend to further develop our SURF activities with our recently commissioned CSO Deep

Blue pipe laying vessel and synergies with our fast-growing SPAR activities. The U.S. government’s recent approval of FPSOs in the Gulf of Mexico and the exploration and production of deeper fields in this region are expected to be contributors to growth. We are also targeting the Angola offshore market, through the establishment of an umbilical joint venture (with first production expected in 2003) in conjunction with Sonangol, the national oil company with whom we have already jointly established a local engineering firm.

      Focus on surface facility projects in selected geographic zones. Our positioning in this segment should benefit from strong demand for surface facilities, particularly for floating production facilities for deepwater and from our proprietary technologies: the SPAR concept, and the TPG500 and TPG3300 platforms. To date, we have provided 6 SPAR platforms to our clients and contracts for 3 more SPARs are currently under execution. Two TPG500 platforms have been delivered and the TPG3300 concept is now commercially available. We seek to grow our market share in surface facilities segment through targeting specific offshore markets where we feel we enjoy strategic advantages, namely in the Gulf of Mexico where our SPAR platforms have been in demand, in Brazilian waters where we seek to leverage our current position as a leading provider of subsea services, and in West African waters where our technologies and references strongly position us to compete for ultra-deepwater projects.

2001: Major Achievements in the Offshore Branch

     EUROPE

North Sea

UK sector

      The associated gas fields of Elgin and Franklin, located in the central part of the UK sector of the North Sea at a water depth of 93 meters, were brought on stream by TotalFinaElf in March and September, 2001. The central processing/utilities/accommodation platform was designed and built by us under an alliance contract with Elf Exploration UK, McDermott and Barmac. Modeled on the TPG 500 concept, which was developed by us, it is the largest self-elevating platform in the world (45,000 tons) able to produce 220,000 barrels of oil equivalent per day (140,000 bl/day of condensates and 13 million m3 of gas), i.e. about 5.5% of British production of liquids and 4.5% of British gas production. Elgin and Franklin are high-pressure/high-temperature fields (1,100 bars and 200oC), whose development and exploitation required many technological innovations.

      In a consortium with ABB Offshore Systems, we successfully completed, ahead of schedule, phases 1 and 3 of the Nuggets development, located east of the Shetland Islands at a water depth of about 120 meters. Phase 1 included the installation of a new manifold and its tie-back to the Alwyn North platform with 40 km of subsea pipelines and the installation and connection of two subsea wells.

      Phase 3 comprised a second manifold, an adjacent well, an umbilical and 14.5 kilometers of pipelines, tied back to the manifold installed during Phase 1.

      Subsea pipelay and installation operations were carried out successfully at the end of 2001, by vessels from our fleet, the CSO Apache and the CSO Constructor. Trenching operations were performed by the Normand Pioneer.

      We executed two EPCI subsea construction contracts for the development of the Otter field operated by TotalFinaElf. The first contract, which was signed with TotalFinaElf, included the design, fabrication and installation of a 22 kilometer subsea pipeline transportation system linking the field to the Eider production platform at a water depth of 155 meters. We were also responsible for the design, fabrication and installation of a rigid production pipeline and a rigid water injection pipeline, both with a 10 inch diameter, and three 22 kilometer submarine cables. The contract also included the installation of two rigid risers connected to the Eider platform, as well as their tie-in, testing and protection.

      The second contract, which was signed with FMC Kongsberg Subsea, included construction works required for the installation of the subsea production facility. All construction and installation operations were carried out by our vessels CSO Apache and CSO Wellservicer, supported by the Normand Pioneer.

      We executed for ExxonMobil a subsea tie-back contract to link the Lewis 1 development to the Beryl Alpha platform, as well as tie-backs of the gas lift pipeline and control lines to the Nevis subsea distribution unit. In order to provide flow assurance, a “pipe-in-pipe” production line, using proprietary-technology insulation material, was supplied and installed between the eight inch production pipeline (12% chrome), fabricated at Evanton, and the 14 inch transport pipeline.

      Within the framework of two fast-track contracts for BP, we provided subsea construction services at the Davy and Hoton fields. The first contract, concerning Davy, included the fabrication, installation, tests and commissioning of a 10 kilometer, rigid reeled eight inch pipeline, as well as a rigid riser, the burial of all pipelines and their tie-in to the Davy platform. The second contract, concerning the Hoton development, included the fabrication, installation, tests and commissioning of a 12 kilometer, 8 inch reeled pipe and an umbilical; the delivery and installation of a J tube and associated structures at the West Sole Alpha platform, as well as burial operations for all the pipelines and their tie-in.

      These two contracts, carried out simultaneously, were completed successfully under a tight schedule.

      The tie-back contracts were completed by inspection, repair and maintenance (IRM) activities, most of which were carried out under the THT (Texaco, Amerada Hess and Talisman Energy) frame agreement. In this connection, an important three-year contract was signed to provide a diving support vessel (DSV) and underwater services in the North Sea, the objective being to maximize uptime and production potential of the three operators’ assets throughout the UK and Danish sectors of the North Sea. In addition, the contract has provision for executing EPCI projects: pipelay/trenching, wellservicing, decommissioning/abandonment and other construction services.

      Wellservicing activities have been further strengthened by heavy utilization of the CSO Seawell, which was revamped in order to offer increased capacity for cleaning subsea wells.

     Norwegian sector

      In 2001, this sector was characterized by the execution of integrated contracts of medium size.

      The Visund project for Norsk Hydro, comprising the installation of two six inch flexible risers, an eight inch flexible riser and a dynamic service umbilical, called for the utilization during summer 2001 of the vertical pipelay system (VLS), patented by us, for a “Pliant wave” configuration.

      We executed an integrated contract at the Tambar field for BP, comprising the delivery of flexible and rigid pipes, diverless subsea tie-ins and trenching. This operation demonstrated our high-quality skills in the areas of rigid reeled pipe and pipelay technique.

      In July 2001, Norsk Hydro entrusted us with an € 80 million contract for the fabrication, delivery and installation of static and dynamic pipelines for the development of the Fram Vest field. The contract included fabrication, delivery and installation of two 10 inch flexible pipes, a multibore riser, a dynamic service umbilical, and two 12 inch and 13 inch rigid pipelines with a length of 50 kilometers. In addition, the contract included the installation of a 25 kilometer static service umbilical.

     Finland

      In December 2000, BP entrusted us with the fabrication of topsides (by Gulf Marine Fabricators in the United States) and the hull (at the Mäntyluoto yard in Finland) of a SPAR floating platform for its Horn Mountain field, located at a water depth of 1,700 meters in the Gulf of Mexico. Installation of the platform is expected during the second quarter of 2002.

     Spain

      We successfully executed a contract for REPSOL covering the engineering, fabrication, trenching and installation of 8.5 kilometers of 5.5 inch flexible flowlines, two jumpers and a subsea electrohydraulic umbilical at the Chipiron field, offshore Tarragona. The success of this operation doubled the production capacity of Spanish crude in the Mediterranean Sea.

     NORTH AMERICA AND GULF OF MEXICO

     Canada

      As a member of the Terra Nova alliance, we successfully completed subsea operations at the Terra Nova field, offshore Newfoundland. The operations involved stabilization and tests of the flexible pipes installed in 2000, as well as diving operations performed from the CSO Marianos. These operations were completed ahead of schedule and contributed to the first successful oil from the field in January 2002.

     Gulf of Mexico

      During the summer of 2001, through the work of the CSO Deep Blue, we installed, at a water depth of approximately 1,100 meters, more than 160 kilometers of rigid pipes and 12 inch to 18 inch diameter steel catenary risers (SCRs) and executed their tie-back to the SPAR platforms at the Boomvang and Nansen fields. This first contract, for Williams, saw the first use of the pipelay and payload capacities of the CSO Deep Blue, and of our new spoolbase in Mobile, Alabama. Fabrication of the hulls of the two “Truss” SPARS, which was carried out in Finland, had been entrusted to CSO Aker Maritime in 2000.

      The Brutus tension leg platform fabricated by an American affiliate of ours (Gulf Marine Fabricators) in 2000 was delivered to Shell Exploration and Production Company (SEPCO) in mid-2001. This project, begun in 2000, mobilized more than 600 people at the Corpus Christi yard in Texas at the time for the integration of the hull (15,800 tons) and the five bridge modules, weighing approximately 22,000 tons. This platform, located in the Gulf of Mexico at a water depth of more than 910 meters, will produce close to 200 million barrels of crude per year.

      In November 2001, we were awarded by Kerr-McGee an engineering, procurement and construction contract for a SPAR floating production platform hull, associated moorings and riser system for the Gunnison field located in the Gulf of Mexico’s Blocks 667, 668 and 669 in 950 meter water depth.

      The engineering of the hull will be performed by our affiliates CSO Aker Engineering in Houston and CSO Aker Rauma in Finland. CSO Aker Maritime in Houston will be in charge of the engineering and procurement of the riser system, while the mooring system will be engineered and procured by CSO Aker Rauma. The hull will be built at our Mäntyluoto fabrication facility in Finland. Delivery of the SPAR hull is scheduled for the third quarter of 2003.

      The hull for Gunnison SPAR will be the third Truss SPAR delivered to Kerr-McGee: the Neptune, the first Caisson SPAR installed in the Gulf of Mexico; the Nansen, recently installed in the Gulf of Mexico; and the Boomvang hull, currently being assembled in the Gulf of Mexico.

      In January 2002, Gulf Marine Fabricators was entrusted by Atlanta with the fabrication of “TotalFinaElf Matterhorn” a tension leg production platform that will be installed in Mississippi Canyon Block 243 at a water depth of 850 meters. This contract included procurement, fabrication and outfitting of a 6000-ton topsides facility, as well as the fabrication of six anchor piles, each 126 meters long.

      The year 2001 also included the delivery, in March 2001, of three platforms for Pemex’s Combisa project. This project included fabrication of a booster compression platform, the second stage of a high-pressure compression platform, and a production platform. Their decks are among the largest single-piece topsides ever fabricated for the Gulf of Mexico.

     BRAZIL

      In order to develop our upstream oil and gas activities in Brazil, particularly in deep offshore, we finalized the acquisition and took 100% control of UTC Projectos y Consultoria, a 350-person, privately-owned Brazilian engineering and construction company based in Rio de Janeiro. UTC has a long track record in services and turnkey contracts for local operators, both offshore and onshore. It has notably a long-standing working relationship with Petrobas, who recently awarded the company the FEED (front end engineering design) of the floating facilities for the Albacora Leste field.

      We delivered four crude export risers to Petrobas for the semi-submersible platforms P18 and P19 at the Marlim field offshore Brazil at a water depth of almost 1,000 meters. These risers, which were fabricated at our plant in Le Trait, Normandy, marked the first use in Brazil of Coflon®, a material with strong resistance to high temperatures.

      In addition, Petrobas ordered two 4 inch production risers made of Coflon® for its Coral field, located in the Santos Basin in southern Brazil.

      During the second quarter of 2001, Sunrise 2000, a vessel from our fleet, installed at a water depth of 1,080 meters, two 9 1/8 inch and 11 1/8 inch oil and gas export lines at the Marlim field for platforms P38 and P40. These lines were fabricated by our plant at Le Trait in Normandy.

     AFRICA

     Nigeria

      In August 2001, Single Buoy Mooring (SBM) entrusted us with a major contract for the development of the Bonga field, which is operated by Shell offshore Nigeria at a water depth of 1100 meters. Our Offshore Branch will be in charge of project management, engineering, procurement, transport and installation of three 19” dynamic offloading risers (2.3 kilometers long) between the field’s FPSO and its offloading buoy — a world first in the utilization of a flexible pipe of such diameter and length as an export line. The risers will be fabricated at our plant at Le Trait in Normandy in autumn 2002. Installation of these risers and of more than 55 kilometers of gas lift risers and control lines, as well as the installation of five large 140-ton manifolds will take place during the summer of 2003.

      We together with Saibos continued our joint execution of the $330 million turnkey project awarded by ELF Petroleum Nigeria for the design, construction and installation of an offshore oil processing/production platform and related utilities for the Amenam field. This platform will treat oil from the two neighboring drilling platforms, which produces 130,000 barrels per day. Amenam is located 35 kilometers off the coast of Nigeria at a water depth of 40 meters. Our services include the engineering, which as of today is almost completed, participation in the purchase of the equipment as well as supervision of the construction and installation. Construction of the topsides and the jacket for the production platform began in April 2001 at the McDermott yard at Jebel Ali in the United Arab Emirates and should be completed at the beginning of 2003.

      We also carried out, for TotalFinaElf, the design and basic engineering for the development of the Akpo deepwater (1400 meters) oil field. The project includes an FPSO able to produce 70,000 barrels of oil per day and to store 1.75 million barrels, as well as subsea wellheads and pipes.

Angola

      We executed for Cabinda Oil Company, an affiliate of Chevron, the design and basic engineering (FEED) for the development of deepwater oil fields offshore Benguela-Belize and Tombocco. The development of these fields will notably include a 42-slot drilling and production facility.

      The Girassol field, located at a water depth of 1350 meters some 150 kilometers offshore from Angola, began production at the end of 2001. We have executed approximately one-third of the engineering for this development project, notably process studies for a floating treatment facility (200,000 barrels/day), storage (two million barrels) and crude loading (FPSO). With reserves estimated between 750 million and one billion barrels, Girassol, operated by TotalFinaElf, is the most important African deepwater development, and its FPSO (300 meters long by 60 meters wide) is the largest floating oil production facility in the world.

Libya

      During the first quarter, we completed the basic engineering (FEED) for the Western Gas Libya project to develop several gas fields. The offshore part of the project was executed by our engineering center in Paris. That part of the project involves a fixed drilling/production platform equipped with subsea wellheads that will be installed 150 kilometers offshore Tripoli at a water depth of 190 meters. We are also in charge of management of the whole project (onshore and offshore) and supervision of the construction. Works contracts are currently being performed by subcontractors.

Tunisia

      COPAREX Netherlands BV entrusted us with a contract to provide 9 kilometers of flexible pipes, riser and jumpers, as well as 7 kilometers of umbilical. This contract was completed on schedule to the satisfaction of the client.

South Africa

      We were selected by Bluewater (UK) Ltd to carry out the integrated contract for the development of the Sable field of SOEKOR E&P (Pty) Ltd. This development includes the tie-in of six subsea wells to a floating production unit (FPSO) to be carried out during the third quarter of 2002. First oil is expected at the end of the year.

CASPIAN SEA

Azerbaijan

      In May 2001, BP entrusted us with the basic engineering for the Shah Deniz offshore production and drilling facilities. This contract marks the first significant step in exploiting the large gas reserves of this field in the shallow waters of the Caspian Sea. The design study was carried out by us modeled on our self-installing fixed TPG 500 platform. The project should enter its construction phase during the second half of 2002.

MIDDLE EAST

Iran

      The joint venture NPCC/ NAFT SAZEH QESHM awarded us an engineering and procurement contract for development of the Soroosh and Nowrooz oil fields operated by SHELL Exploration BV in Iranian waters. The project includes fixed production facilities comprising mainly: three production platforms, two living quarters platforms, two wellhead platforms, as well as pipelines and cables. The Soroosh and Nowrooz fields are located in the Persian Gulf at water depths ranging from 30 to 40 meters, at 80 kilometers and 50 kilometers, respectively, from Kharg Island. This integrated development aims to achieve output of 190,000 barrels per day from 2003.

ASIA PACIFIC

Australia

      We executed subsea tie-back operations for Woodside Petroleum’s Echo-Yodel field. The work included the laying of a rigid reeled pipe, a caisson, an umbilical, as well as subsea tie-backs.

      The contract covered project management, design and follow-up of construction operations, transport and installation of a 23 kilometer long, 12 inch diameter export pipeline made of 13% chrome, an electrohydraulic subsea umbilical, and a riser caisson weighing approximately 160 tons on the Goodwyn Alpha gas production platform.

      Installation at sea was carried out by the CSO Apache, a specialized vessel for laying rigid reeled pipe, and the CSO Venturer, a dynamically positioned diving support vessel.

      BHP Billiton entrusted us with a design and construction contract for the Griffin 9 and Scindian 1A/3 fields offshore Australia. We were in charge of project management, engineering, fabrication and installation of 6.6 kilometers of 8 inch rigid pipe and associated equipment. The pipelay operations were performed by the CSO Apache while the CSO Venturer carried out the overall diving and subsea construction operations.

Malaysia/ Thailand

      As the leader of a consortium with Samsung and Saipem, we continued the execution of a turnkey contract, worth $600 million, which was awarded in March 2000 by Carigali-Triton Operating Company (CTOC), for development of the Cakerawala gas field located in the Malaysia-Thailand Joint Development Area. The project included design and construction of a drilling and treatment complex comprising three drilling platforms (36 wellheads), a compression platform, a central processing platform, a power generation unit, as well as subsea pipelines, distributed control systems and a 500,000 barrel FSO. The Cakerawala field is located 180 kilometers offshore at a water depth of 55 meters. Its gas reserves are estimated at 56 billion m3. The consortium led by us was entrusted with providing engineering, procurement of equipment and a flexible riser and anchoring system, construction, installation and hook-up, as well as start-up operations, which are currently underway, with the goal of coming on stream in mid-2002. Within the consortium, our engineering center based in Kuala Lumpur carried out the engineering for all the platforms, as well as procurement, and supervised the construction of the three drilling platforms and the compression platform. Technip-Coflexip also provided our proprietary float-over UNIDECK® concept for the central processing platform (7 billion m3 of gas/year and 15,000 barrels/day of condensates).

      In June 2001, Lundin Malaysia Ltd entrusted us with the design and construction of a wellhead platform and the engineering of the jacket for a central processing platform for development of the Bunga Raya associated gas field, located offshore Malaysia and Vietnam.

      At the end of the year, Brunei Shell Petroleum awarded us a turnkey contract, worth about $22 million, for its Egret Phase 1 Gas Development Project offshore Brunei. The facilities include a fixed drilling platform, a multi-phase pipeline and a subsea cable.

Onshore/ Downstream Branch

      In 2001, we generated net sales of € 2,352.0 million, or 66.3% of our total net sales, from our onshore/downstream branch as compared to € 2,290.9 million, or 77.1% of total net sales, in 2000 and € 2,121.7 million, or 76.3%, in 1999. At December 31, 2001, our onshore branch accounted for approximately 50.7% of our total backlog.

      Onshore activities include oil and gas field development, gas treatment plants, oil refineries and petrochemical plants. Our activities in this branch consist mainly of the design and implementation of production and treatment units. We also design and build related utilities and offsite facilities as hydrogen production units and storage facilities.

      Onshore Field Development. We design and construct all types of development facilities for onshore oil and gas fields, from wellheads to treatment centers and product shipping systems. In addition to new onshore field development projects, we have historically carried out substantial work on the revamping of existing facilities, notably through the modernization of their production equipment and control systems as well as bringing them into line with environmental standards.

      Pipelines. Since 1960, we have completed more than 140 onshore pipeline projects in over 40 countries, amounting to a total length of 18,000 km of pipeline. We build pipeline systems principally for natural gas, crude oil and oil products, water, liquid sulphur and slurry. Through our subsidiary Technip Germany, we are one of the most experienced pipeline builders in the world and have completed projects on schedule even under the most adverse circumstances, including desert, tundra, mountain and swamp. We have also entered into a joint venture, MEPR B.V. with Maats B.V. of the Netherlands, for the rental of pipeline construction equipment. MEPR’s rental fleet is one of the largest in the world.

      Natural Gas Treatment and Liquefaction. We are a global sales leader in engineering and construction of infrastructure for the natural gas industry, with over forty years of experience engineering innovative client solutions. We were a pioneer in the field of natural gas liquefaction and responsible for the construction of the first high-capacity liquefaction facility at Arzew, Algeria in the early 1960s. With Bonny LNG currently developed in Nigeria, we continue to be a global leader in the liquefaction of natural gas.

      We possess significant experience, and have access to the relevant technologies under license in all major methods of natural gas treatment. We also have an in-house cryogenic technology, Cryomax®, using cold temperatures to separate gases. We are specialized in the extraction of sulphur from natural gas, and lead the industry in terms of installed capacity, including 10 gas treatment plants with capacities of over 400 million cubic meters each and the world’s largest sulfur recovery facility. Additionally, through our Cryomax technology, we are specialists in the highly efficient recovery of C2 and C3 hydrocarbons from natural gas and refinery off-gases.

      Refineries. Each refinery is uniquely configured to process crude oil into a determined range of products and by-products. Since our founding in 1958 we have designed and built more than 27 complete refineries, of which three have been built since 1995, and carried out major expansions or revamping of over 170 existing plants. Together, these projects represent more than 600 individual oil refining units delivered in over 40 countries for national oil companies and the world’s major private oil companies. Our systems control engineering capabilities together with proprietary technologies, including the progressive crude oil distillation patents we own jointly with TotalFinaElf, are key strategic assets in winning refinery tenders. We believe our progressive crude distillation technology has several advantages over traditional refining methods, positioning us to meet increasingly stringent environmental standards, including:

•	Reduced energy consumption, in part through reliance on steam by-products of refining.

•	Improved separation of the hydrocarbon components of crude oil.

•	Flexibility to produce new gasoline formulations.

•	Low pollution.

      We are a leader in the design and construction of hydrogen and synthetic gas production units and sulfur recovery units. Hydrogen and synthetic gas are used to distill and process refinery products and petrochemicals.

Since 1992 we have participated in a global alliance with Air Products and Chemicals for the supply of high-purity hydrogen to the refining industry. High-purity hydrogen is critical for reducing the sulfur content in diesel and gasoline thus meeting increasingly stringent environmental standards. Since our founding, we have been involved in the construction of over 200 of these units worldwide for the refining and related industries. Some natural gas deposits have an undesirably high sulfur content which must be recovered as part of processing. We have built approximately 30% of the world’s installed sulfur recovery capacity. The businesses we acquired through the Mannesmann acquisition have enhanced our engineering services with recognized proprietary technologies in sulfur recovery as well as proprietary technologies in hydrogen for handling feed-stocks ranging from natural gas and refinery off-gases to LPG and naphtha.

      Petrochemicals. In the field of petrochemicals, we have completed ten turnkey contracts for major fully-integrated petrochemical complexes. We have also designed and built a large number of individual petrochemical units, including 30 steam cracking units, over 120 aromatics units, over 100 intermediate product units and 130 polymer units, including 62 polyolefins units.

      We are a global leader in the construction of both polyethylene units and polypropylene units in terms of the number and installed capacity of the plants we have constructed. We believe that we have designed and built 15% and 8%, respectively, of the world’s current production capacities of polyethylene and polypropylene. Our competitive position in the field of petrochemicals was greatly enhanced in 1999 with our acquisition of KTI from the Mannesmann group. KTI (through the companies now known as Technip USA and Technip Benelux) had been a frequent joint venture partner of ours since 1978, especially in projects related to ethylene production which combined our respective technologies in ethylene cracking furnaces and cryogenic gas. Our acquisition also brought new technologies for producing and applying gas (hydrogen and carbon monoxide) used in the synthesis of some petrochemicals.

      Fertilizers. We have designed and built, throughout the world, more than 400 fertilizer units for the production of ammonia, urea, nitric acid and ammonium, nitrates, sulfuric acid, phosphoric acid, superphosphates and compound fertilizers. In 1997 we set up the Krebs-Spiechim joint venture in chemical engineering with a subsidiary of Cogema to improve our market share in the fertilizer industry. In the first years of its existence, Krebs-Speichim established itself as a leading European chemical engineering company in terms of sales, and has major clients in fertilizers as well as in life sciences and fine chemicals. In 2000, we acquired the remaining 50% of Krebs-Speichim for € 21.7 million, which we subsequently merged into our principal French subsidiary. This acquisition substantially reinforced our presence in fertilizers, bringing us proprietary technology in phosphoric acid production.

      Our capacity to provide chemical engineering services and manage projects in fertilizers is substantially enhanced by our access to the most up-to-date technologies in the field provided by companies including Topsoe, Monsanto and Stamicarbon.

Industry Considerations

      Over the next several years, we anticipate that two main factors will contribute to continued expenditures on Onshore/ Downstream branch infrastructure. In the emerging countries, demographic and economic growth will increase demand for energy, refinery products, fertilizers and petrochemicals. For a description of the principal factors that we believe will drive demand for projects for the development of onshore oil and gas reserves, see “ — Offshore Branch — Industry Considerations”. We expect that natural gas will increasingly substitute petroleum in the production of petrochemicals, the generation of electricity and ultimately the production of transportation fuels, turning our expertise in extraction, transportation and processing of natural gas into a strategic advantage.

      In the highly industrialized countries, new environmental regulations, especially concerning the composition of gasoline, will require the revamping of existing refinery infrastructure, particularly in the United States. and in southern Europe. In the European Union in particular, the first phase of new regulations pertaining to refineries was implemented as of January 1, 2000 and generated a number of contracts to prepare for it. In the second phase, refineries are required to produce gasoline with reduced levels of sulfur, benzine, olefines and aromatics by the year 2005. Over the period 2001 to 2020, the International Energy Agency has estimated that the average annual growth in demand for primary energy in terms of millions of barrels of oil equivalent (MBOE)/day will be 1.9% for oil and 2.7% for natural gas, which we believe will help drive future capital investment in this branch.

      In 2002, we estimate that worldwide investment in petrochemical and fertilizer facilities for the whole of the year will amount to approximately U.S.$15 billion. While recent investment in petrochemicals facilities has been dampened by excess capacity compared to global demand, the emergence of a new petrochemical industry is at the same time taking place in those countries which enjoy a big competitive advantage, having huge reserves of lower-cost natural gas, especially in the Middle East. Given our position in the Middle East, we believe we are very well positioned to take advantage of this fast-growing business.

Segment Strategy

      Our strategy for growth in the Onshore/ Downstream segment centers on three key objectives:

      Capture expected growth in demand for gas projects. As natural gas is increasingly used in the generation of electricity and production of petrochemicals, we aim to defend our current leadership in the development, processing and transportation of natural gas, in particular by focusing on large-scale gas development projects in the Middle East where we have historically had strong relationships with the major actors in our industry. We also seek to further develop our position in natural gas liquefaction projects. We expect this segment of the market will see twelve to twenty liquified natural gas trains constructed by 2010. At the same time, we seek to develop our capacities in the emerging field of converting gas into synthetic liquid hydrocarbons (a process generally known as “gas-to-liquids” or “GTL”), a process we believe will permit the economic development of many remote gas discoveries that are otherwise deemed too far from market to have any economical value

      Support our clients’ development of a gas-based petrochemical industry. With the Q-Chem and other projects, we have assisted our clients in the developing world to develop local industry through the processing of natural gas into ethylene, polyethylene and polypropylene and other petrochemicals. Because of the inherent cost-advantages of petrochemical manufacturing proximate to the fields, we are focusing on this sector as an expected growth area in which our proprietary technologies and extensive references in the Middle East and elsewhere make us particularly competitive.

      Continued emphasis on refinery projects. We are an established leader in the engineering and turnkey construction of refinery projects, and aim to maintain our strong position in this sector, which we believe will benefit from growth both in the emerging countries and in the industrialized countries. In addition to our general portfolio of technologies and engineering references, we believe that our expertise in hydrogen refining (in which we believe our market share is approximately 40%) will be a strategic advantage as demand for this refinery product develops.

2001: Major Achievements in the Onshore/ Downstream Branch

      The year 2001 saw the completion of several major projects: the commissioning of the MIDOR refinery in Egypt, the start-up of the OGD2 gas processing facilities in Abu Dhabi, the start-up of a coke calcining plant in Bahrain, as well as completion of construction of Sincor’s extra-heavy crude processing complex in Venezuela.

      Aside from a major ammonia/urea project in Vietnam, new contracts were obtained mainly in the Middle East: in the United Emirates (Fujairah pipeline), in Qatar (LNG), in Saudi Arabia (Berri gas facilities) and in Iran (ethylene steam crackers at the 9th and 10 complexes). In March 2002, we were also awarded, in a joint venture, a lump sum turnkey contract for trains 4 and 5 of the Bonny LNG complex in Nigeria.

      In Europe and North America, we had sustained activity in the hydrogen units sector, winning about a dozen projects representing cumulative production capacity of 800,000 m3/hour and won two significant projects in polyolefins.

EUROPE

      In Italy, mechanical acceptance of the first three oil and gas collection and processing lines at Val d’Agri was issued in September by ENI Division Agip. Our engineering center in Rome continued the engineering and procurement for the 4th line, construction of which will begin in April 2002 and will be completed in November 2003. These four lines, for the development of the Viggiano field — the most important hydrocarbon reserve in southern Italy — will have a global processing capacity of 104,000 barrels/day.

      Our Italian affiliate carried out the complete revamping of Enichem’s LPG storage facilities in Cagliari, Sardinia, and was also entrusted with the revamping and automation of Enichem’s ethylene plant in Porto Torres.

      In France, our most significant project in the refining sector was the design study for expanding SARA’s refinery in Martinique and bringing it into compliance with the new Auto Oil 2005 fuel standards. In the petrochemicals sector, we continued execution of the contract for a capacity increase (+35%) of the steam-cracking line at Carling and delivered a GK6 furnace based on our in-house design to ATOFINA, mechanical acceptance of which was issued in February 2002.

      Via our affiliates in Paris and Lisbon, we successfully completed engineering and services projects for the revamping of Petrogal’s three hydrodesulfurization units at Sines and Porto in Portugal. At Sines, the installation of a new reactor, new compressors and heat exchangers has increased capacity from 34,000 to 37,000 barrels/day. Modifications made on the Porto unit were aimed at reducing the sulfur content of gas oil (max. 30 ppm) and increasing capacity from 22,000 to 25,000 barrels/day.

      Our affiliate based in Lisbon, was entrusted with the detail engineering and elaboration of “as-built” plans in the areas of civil works, electricity and communications for the LNG terminal to be built at Sines. Technip Portugal also participated in the engineering of the surface facilities for underground storage of LNG (80,000 m3) at Sines for Sigas, a Petrogal/ BP/ Borealis joint venture.

      In September 2001, Repsol YPF awarded us a turnkey contract covering the modernization of nine steam-cracking furnaces at Repsol Quimca’s ethylene plant located at Tarragona in Spain.

      We carried on the services contract awarded by Repsol in 2000 for the design and construction of offsites and utilities for the new hydrocracker at Tarragona. Under the terms of the contract, our Dutch affiliate will provide the engineering and procurement services for a 65,000-m3/hr hydrogen unit.

      In Greece, in the context of a longstanding collaboration with Motor Oil Hellas, our engineering center in Rome was awarded a contract for the instrumentation and automation revamping of their lube oil plant at the Corinth refinery.

      We have begun executing a contract, worth about € 50 million, awarded in December 2000 by Petkim for the design and construction of a 120,000 ton/year low density polyethylene plant at Aliaga in Turkey. Commissioning of the plant is expected in 2004.

      The year 2001 was marked by the award of new projects involving hydrogen units in Europe. A turnkey contract worth € 30 million was signed with PCK Refinery for the design and construction of a 35,000m3/hr unit on the site of the Schwedt refinery in Germany. We were also entrusted by OMV with the design and construction of a 30,000m3/hr unit at Schwechat in Austria, as well as the expansion of the hydrogen unit feeding the hydrocracker of Total Raffinaderij Nederland’s refinery at Vlissingen in the Netherlands.

      In the petrochemicals sector, in the Netherlands, we won a major contract for the design and construction of a 300,000 ton/year polypropylene plant. This PPF6 plant, for the DSM group, will be built at Geleen and will use BP’s Innovene gas-phase technology. It is the third project of this type entrusted to us by DSM, following PPF 3 on the same site at Geleen and the plant at Gelsenkirchen in Germany.

      In August, our engineering center in The Hague completed on schedule a contract with DOW Chemicals for the revamping of 18 ethylene furnaces at Terneuzen and was awarded by the client the “Safety Incentive Award 2001”.

      In Belgium, our engineering center based in Paris carried on the engineering and services contract for the design and construction of a new 250,000 ton/year high density polyethylene line at Solvay’s petrochemical site in Lillo. This project is now in the start-up phase. For its part, our Italian affiliate completed its project for the debottlenecking and expansion of the PTA plant at Geel and was issued acceptance of that facility by BP last December.

      Scanraff entrusted additional work to Technip-Italy under a contract signed in September 2000. This project, which involves the propylene recovery and storage unit at the Lysekil refinery in Sweden, will be completed in September 2002.

NORTH AMERICA

      In May 2001, we won two contracts, together worth $125 million, for the design and construction of hydrogen plants in Canada. These two plants will use our proprietary KTI Steam Methane Reformer Technology. The first plant will be constructed for Syncrude Canada at Fort McMurray in Alberta. With a capacity of 200 million SCFD of hydrogen, it will be the biggest single-train unit of this type in the world. The second plant, with a capacity of 40 million SCDF of hydrogen will be built at Regina, Saskatchewan, for Consumer’s Cooperative Refineries. Execution of these projects has been entrusted to our engineering center based in Los Angeles.

      In the United States, Technip USA (Houston) was entrusted with a contract for the design and construction of an additional cryogenic gas processing line for the Neptune plant in Centerville, Louisiana. At the beginning of 2002, Cheniere Energy awarded this same engineering center a basic engineering contract for a liquefied natural gas (LNG) terminal at Freeport, Texas.

      Within the framework of environmental programs for the reduction of nitrogen oxide (NOx) emissions, Technip USA, which has acquired great expertise in this area over the past twenty years, was awarded in 2001 an engineering contract for the reduction of NOx emissions from ExxonMobil’s refinery and petrochemical complex at Baytown, Texas. Phillips Petroleum also awarded it an engineering and services procurement project concerning the reduction of NOx emissions from the refining complex at Sweeny, Texas.

      In the petrochemical sector, Technip USA, in association with BE&K, won from Chevron Phillips Chemical Co. and Solvay Polymers, a contract for the engineering, procurement and construction of a 318,000 ton/year high density polyethylene plant at Chevron Phillips Chemical Co.’s complex at Cedar Bayou, Baytown, Texas.

LATIN AMERICA

      Construction of Sincor’s extra-heavy crude processing facilities in Venezuela was completed at the end of 2001, in accordance with the contract schedule and to the satisfaction of the client.

      Sincor, whose shareholders are TotalFinaElf (47%), PDVSA (38%) and Statoil (15%), had awarded this turnkey project to Contrina — a joint venture company made up of us, Kellogg Brown and Root, Parsons and the Venezuelan companies Proyecta and Dit-Harris — in September 1998.

      This contract, worth about $750 million, involved the grassroots design and construction of facilities to upgrade extra-heavy crude (8 to 8.5°API) in the Jose region, near Puerto La Cruz. The facilities principally comprise a vacuum distillation unit (284,000 barrels/day), a mild hydrocracker, a naphtha hydrotreater, utilities and offsites, as well as distributed control systems. They will allow the production of 180,000 barrels/day of high-quality synthetic crude (32° API and very low sulfur content) from previously diluted extra-heavy crude from Zuata. The basic engineering for this project was performed entirely by our engineering center in Paris. Construction (20 million manhours) was carried out without lost-time accidents.

      In the Dutch Antilles, our Italian affiliate pursued the execution of the contract for the expansion of the Curacao refinery for the company Isla, an affiliate of PDVSA. This $190 million project consists of revamping certain units to increase their capacity and technical performance, and to treat atmospheric emissions. The engineering and procurement of equipment and materials have been completed. Completion of construction is expected in August 2002.

     AFRICA

      In Nigeria, construction of the third liquefied natural gas (LNG) train at Bonny, with a capacity of 2.95 million tons/year, progressed ahead of schedule and had achieved 75% completion at the end of February 2002. Under the terms of a turnkey contract worth $1.2 billion awarded by Nigeria LNG Ltd in December 1999,

TSKJ — a consortium composed equally of us, Snamprogetti, KBR and JGC — is also currently designing and building a one million ton/year LPG recovery unit, as well as utilities and offsites. Delivery of the third LNG train and related facilities is expected during the first quarter of 2003.

      In early 2001, TSKJ successfully won, in an international competitive tender process, the contract for the project specification for the NLNGPlus Project concerning two additional LNG trains at Bonny. This work was completed for the client in November 2001.

      In March 2002, Nigeria LNG Ltd (NLNG) awarded the engineering, procurement and construction contract for the design and construction of the NLNGPlus Project covering trains 4 and 5 of the Bonny complex. Each of the two new trains and associated facilities will be able to process 4 million tonnes per year of LNG as of 2005, thus bringing overall production capacity to 16.8 million tons of LNG and 2 million tons of LPG per year.

      In addition to train 3 now being built, TSKJ had already designed and built trains 1 and 2, brought on stream respectively in August 1999 and February 2000, together with their associated utilities and offsites. Furthermore, TSKJ has also recently provided NLNG with a price for an additional 4 million ton/year LNG train (train 6). NLNG shareholders are Nigerian National Petroleum Company (49%), subsidiaries of Royal Dutch/ Shell (25.6%), TotalFinaElf (15%) and Agip (10.4%).

      Technip-Coflexip completed the basic engineering (FEED) phase of the project management contract for “Western Gas Libya” which concerns the development of several gas fields in Libya. The onshore portion of the project, awarded by Agip Gas BV, was carried out by our affiliate based in Rome. It includes development of an onshore gas field located at Wafa (550 km southwest of Tripoli), design and construction of a 10 billion m3/ year gas processing plant at Melitah on the Libyan coast west of Tripoli and of a network of onshore pipelines between Wafa and Melitah (500 km) consisting of 16 inch and 30 inch lines for transporting gas and liquids produced onshore to the treatment plant. Total cost of the investment is estimated at more than $5 billion. During the execution phase, we will be in charge of supervising the subcontractors now being selected for the work.

      The MIDOR refinery in Egypt reached full production capacity in the summer of 2001. Performance tests, which began in August, were carried out successfully on each of the units: the atmospheric and vacuum distillation units, the naphtha hydrotreater, the hydrogen plant, the gas oil desulfurization unit, the reformer, the delayed coker, the LPG units and the hydrocracker. With a capacity of 100,000 barrels/day, this refinery is designed to convert heavy products into desulfurized distillates and to meet the European environmental standards to be applied as of 2005. Today it is the most modern and most sophisticated refinery and the one best adapted to the demands of the market in the whole Mediterranean Basin. For us, the MIDOR refinery is a first-class reference, all the more since it is the largest turnkey project ($1.2) entirely carried out within our group. Engineering and supervision of construction represented 2 million manhours for us. Construction required 27 million manhours and the presence of 7,000 people on the site at peak time, 500 of whom were supervising construction.

     MIDDLE EAST

      In March 2002, we won a major turnkey contract for the expansion of the gas complex at Berri in Saudi Arabia. The objective of this project awarded by Saudi Arabian Oil Company (Saudi Aramco) is to process additional quantities of sour gas from the Qatif field, which is under development. We will provide a low-pressure gas sweetening unit, two sulfur recovery units, a new feed gas compressor, and will revamp the existing units. These services will increase the capacity of the complex by 2.5 billion m3 of gas/ year, while the sulfur recovery capacity will be increased by 1,330 tons/day. The contract will be executed by our Italian affiliate, and our local affiliate Technip Saudi Arabia, will be in charge of construction.

      Mechanical acceptance of the three sulfur production units (3 × 350 tons/ day) and of the related utilities for the development of the Hawiyah gas field was issued by Saudi Aramco in December 2001. These facilities, whose design and construction were awarded to our Italian affiliate in 1998, are now operational.

      We carried on the turnkey contract which we were awarded by Saudi Aramco in December 2000 for the design and construction of facilities related to the development of the Haradh gas field. This contract covers utilities and offsites as well as a pipeline system required for operation of a new plant, which will be able to process 16.2 billion m3 of gas/ year. Completion of the project is expected in 2003. The partners in this project are our subsidiaries: Technip Italy (utilities and offsites), Technip Germany (onshore pipeline system) and Technip Saudi Arabia (construction).

      During recent years, we have played a significant role in the major gas developments carried out by Saudi Aramco. The turnkey contracts for Berri, Hawiyah and Haradh, to which Abqaiq — completed in 1998 — can be added, together represent sales for us of over one billion dollars.

      In the petrochemicals sector, SABIC entrusted us in March 2002 with the design and construction of an acetic acid plant at Yanbu, on the site of Arabian Industrial Fibers Company’s complex. With a capacity of 30,000 tons/ year, this plant will use ethane oxidation technology developed by SABIC. This turnkey project was entrusted to our engineering center based in Rome, in association with Technip Saudi Arabia. Commissioning of the plant will take place during the second half of 2004.

      In Qatar, the our joint venture won a contract worth about € 100 million for the expansion of the liquefied natural gas (LNG) facility at Ras Laffan. Under the terms of the contract signed with Qatar Liquefied Gas Company (Qatargas), the joint venture will carry out detail engineering, procurement and construction for debottlenecking the three LNG trains. The services and works involved will mainly consist in modifying or upgrading the process equipment in order to expand the capacity of each train from two to three million tons/ year. This project will be executed by an integrated team pooling the expertise of both partners. The engineering center is located in Paris.

      Technip Italy is currently completing the revamping and expansion of the sulfur recovery units at Ras Laffan, under a contract worth $50 million awarded by Qatargas in 2000.

      Acceptance of Qatar Vinyl Company’s (QVC) complex, which was built grassroots inside the Qapco petrochemical complex at Mesaieed, was issued in August 2001 after the start-up of the dichloroethane (DCE), caustic soda and vinyl chloride monomer (VCM) units, one month ahead of the contractual schedule. These facilities were designed and constructed by us in consortium with Krupp Uhde, under the terms of a turnkey contract awarded in December 1998 by QVC, a company owned by Qatar Petroleum, Qapco, Norsk Hydro and Elf Atochem. Within the consortium, our engineering center was in charge of designing and building the main utilities and offsites: a 122 MW power plant; 2 caustic soda storage tanks (2 × 30,000 m3); EDC, VCM and salt storage; transport and unloading facilities; water treatment and cooling units. Twenty million manhours without lost time for accidents were achieved, a particularly notable performance considering that almost half of these hours were spent inside the plant while it was in operation.

      Q-CHEM’s (Qatar Petroleum/ Phillips Petroleum) project for the design and construction of a new petrochemical complex at Mesaieed had progressed more than 90% at the end of February 2002. The turnkey project worth $750 million had been awarded to us in October 1999 in a 50/50 joint venture with Kellogg Brown & Root (KBR). The facilities include an amine sweetening unit and a sulfur recovery unit using our processes, a 500,000 ton/ year ethylene cracker using KBR technology with furnaces designed by us, a 450,000 ton/ year high-density/ low-density polyethylene plant and a 45,000 ton/ year hexene unit using the Phillips process, as well as utilities and offsites. Construction is expected to be completed in June and commissioning of the complex should take place in November 2002.

      Qatar Petroleum also entrusted our engineering center based in Abu Dhabi with a basic engineering contract for the installation of additional storage tanks at the Mesaieed site, notably 2 tanks, 100,000 m3 each, for storing butane.

      In the United Arab Emirates, in a joint venture with Al Jaber Energy Services, we won a contract worth almost € 500 million to design and build a 185 km potable water transmission pipeline linking Fujairah to the city of Al Ain in Abu Dhabi, a 16 km pipeline link to Al Dhaid in the Emirate of Sharjah, pumping stations, as well as water storage tanks and associated facilities. This contract, signed last August with UAE Offsets Group, is part of a vast development program involving construction of a desalination plant and a power plant in Fujairah. Our engineering center in Dusseldorf will handle engineering, procurement and project management, with support from our engineering center in Abu Dhabi. Al Jaber Energy Services, based in Abu Dhabi, will be in charge of construction and erection. Completion of the project is expected in 2003.

      The new facilities for the gas treatment complex at Habshan in Abu Dhabi passed their performance tests satisfactorily, and were commissioned and brought on stream in April and reached their design capacity in July 2002. Designed and built by us and Bechtel (50/ 50), under a turnkey contract worth $1.3 billion for Abu Dhabi National Oil Company (ADNOC), these facilities include 3 trains with a total treatment capacity of 10 billion m3 of gas/ year, LNG recovery units, condensates units, 3 sulfur recovery units, as well as all utilities and offsites to serve the process units. The basic engineering had been entirely performed by our engineering center in Paris. This very large OGD2 (Onshore Gas Development Phase 2) project mobilized up to 10,000 people on the site and established a world safety record, with 33 million hours of construction without an accident. It is actually the second major expansion of the Habshan complex, following OGD1, which had also been handled by us and Bechtel between 1993 and 1996. This new project consolidated our position as international leader in engineering and turnkey implementation of major onshore gas complexes.

      Abu Dhabi Onshore Operations (ADCO) awarded us two major basic engineering contracts, one for the North East Abu Dhabi development, concerning the Rumaitha and Al Dabb’iya oil fields, the other concerning the Bab field.

      The project to expand and revamp the fractionation plant at Ruwais was completed by teams from our engineering center based in Abu Dhabi. This turnkey contract worth $90 million, awarded by GASCO at the end of 1999, had the objective of treating gas from Habshan.

      In the United Emirates, the Group is considered the leader in the onshore oil and gas field development sectors. With a staff of more than 600 people, our center in Abu Dhabi is the largest engineering center in the Middle East.

      In Bahrain, we delivered two coke calcining lines (450,000 tons/ year) and 4 seawater desalination lines (41,000 m3/ day) to Alba, under a turnkey contract worth 220 million euros, signed by the Group’s German affiliate at the beginning of 1999. Performance and reliability tests, carried out over 30 consecutive production days, were successfully completed on January 20, 2002, and the plant was inaugurated on the 30th of the same month. Alba (Aluminium Bahrain) is a major aluminum producer in the Middle East. The company is owned 77% by the Emirate of Bahrain and 20% by Saudi funds (SABIC). The green coke imported by ship is calcinated in two 67-meter-long rotary furnaces, at temperatures reaching 1,300o C. The calcinated coke is mainly used for manufacturing anodes in the aluminum electrolysis lines. In addition to the furnaces and incinerators, we designed and built the cooling facilities required for the process and desalination units, as well as large-dimension storage facilities.

      The year 2001 was marked by strong Group activity in the ethylene sector in Iran. In March, in association with the Iranian company Nargan, we signed with JAM Petrochemical Company, a contract worth about € 300 million for the design and construction of a steam cracker for production of 1,400,000 tons/ year of ethylene. This plant, which will constitute the central unit of the gigantic 10th Complex at Assaluyeh, will use our proprietary technologies, furnaces and processes and will be the largest steam cracker in the world and the only large-capacity steam cracker using both gas and liquid feedstocks to produce ethylene and propylene.

      In December 2001, the € 200 million contract for the design and construction of the steam cracker at the 9th Complex — signed with National Petrochemical Company (NPC) in September 2000 came in force. This project consists in building a one-million ton/year steam cracker at the Assaluyeh site. With our partner Nargan, we will perform the same services as for the 10th Complex, notably basic and detail engineering, supply of equipment and materials, supervision during construction and commissioning and start-up, as well as supply of our proprietary ethylene production technologies and furnaces. Financing of the project is based on export credit facilities from Italy, France and The Netherlands.

      The contract signed with Arak Petrochemical Company in May 2001, for expansion of Arak’s ethylene plant, became effective in March 2002. This project, worth about € 50 million and covering engineering and supply of equipment, will increase the capacity of the existing plant from 247,000 to 306,000 tons per year.

      The work will be executed by our Italian affiliate in partnership with Nargan. The Arak plant operates on naphtha and kerosene and uses our proprietary technology for the production of ethylene.

      We also worked on the € 100 million contract, which became effective in September 2000, for the design and construction of a 300,000-ton/ year linear low density polyethylene plant at Bandar Imam, whose commissioning is expected in 2003.

CENTRAL ASIA

      In January 2002, we were awarded a new contract in Turkmenistan for the turnkey implementation of a diesel hydrotreatment plant on the site of the Turkmenbashi refinery. Under the terms of the contract, worth € 130 million and signed with Turkmenneftegas, the new unit will produce 1,500,000 tons per year of hydrotreated diesel with less than 10 ppm of sulfur. The facilities will mainly include a hydrotreatment unit, a sulfur recovery unit based on our proprietary technology, as well as associated utilities, storage tanks and control systems. The contract will come into force as soon as the financing of the project is arranged and secured through a multi-source financing scheme that is currently being set up.

      The lube oil plant at Turkmenbashi came on stream during summer 2001, i.e. 24 months after the contract came into force. The project, worth € 180 million, was carried out in close collaboration by several of our engineering centers (Paris, The Hague and Saint Petersburg for the design work and Dusseldorf/ Paris for procurement and construction supervision). The MSCC catalytic cracker at the Turkmenbashi refinery (1.8 million tons/ year) started up in July 2001. It had been ordered under the terms of a € 200 million turnkey contract, signed shortly before the contract for the lube oil plant. This project had been entrusted to our engineering center based in Paris.

ASIA/ PACIFIC

      Mechanical acceptance of the new units at the Guhawati refinery in India was issued in January 2002. These facilities include a hydrotreatment unit using the UOP process and a hydrogen unit based on our proprietary technology. They were designed and built jointly by our teams based in Rome and those of its affiliate KT India in New Delhi, under the terms of a turnkey contract worth about $50 million.

      In Southeast Asia, the most important project won in 2001 was the contract signed in June with Petrovietnam for the turnkey design and construction of an ammonia/ urea complex at Phu My in Baria Vung-Tau Province, in Vietnam. This project, worth about $400 million, came into force in August 2001 and was entrusted to a Technip-Coflexip/ Samsung Engineering consortium led by our engineering center in Rome. The facilities will include a 1,350 ton/ day ammonia plant based on Haldor Topsoe technology, a 2,200 ton/ day urea plant based on Snamprogetti technology, as well as related utilities and offsites, including production and export of electric power. Start-up of the complex is expected in June 2004.

      Our engineering center in Kuala Lumpur completed, during the first quarter of 2002, construction of offsites and infrastructures on the petrochemical site at Kerteh, in Malaysia, for Optimal Chemicals (Petronas/ Union Carbide). On the same site, Technip Malaysia carried on construction of a 225,000 ton/ year high-pressure polyethylene plant for Petlin (DSM/ Petronas/ Polyfin).

      In China, we developed our activity with the design and construction, for Sinopec, of a 200,000 ton/ year polypropylene plant at Yangzi and the expansion of a polyethylene plant at Dushanzi.

      Within the framework of our alliance with BP concerning PTA units, our Italian affiliate continued the project for engineering, procurement of certain equipment and construction supervision of a 350,000 ton/ year purified terephthalic acid (PTA) plant at Zhuhai, whose start-up is expected at the end of 2002.

      Construction work for the 700,000 ton/ year PTA plant at Taichung, Taiwan, began in May 2001. Under the terms of the contract, our engineering center based in Rome was entrusted by CAPCO with the engineering, procurement and construction supervision. The plant will be based on BP’s process.

Industries Branch

      We also offer our engineering and construction services to a diverse array of other industries. Past projects have included cement plants, fine chemicals and life sciences facilities, industrial research centers, office parks, manufacturing and food processing plants, theme parks, data processing centers and electricity co-generation plants, among others.

      In 2001, we generated net sales of € 472.0 million, or 13.3% of our total net sales, from the Industries branch compared to € 551.1 million, or 18.5% of total net sales, in 2000 and € 604.5 million, or 21.7% of total net sales, in 1999. In 2002, as a result of the consolidation of Coflexip for the full fiscal year, this segment will have significantly less weight in our total sales than in 2001. Our goal is to increase the contribution of this segment to total sales to approximately 15% by 2007. At December 31, 2001, the Industries branch represented approximately 5.9% of our total backlog. Because this area generates contracts which on average have shorter project cycles than our larger hydrocarbon/petrochemicals contracts, our backlog figures may tend to understate this area’s future proportionate contribution to net sales.

      Life Sciences. We have implemented over 160 major turnkey projects for clients in the life sciences industry. Projects range from research centers to production facilities for bulk active ingredients as well as manufacturing facilities for leading international clients in sectors including fine chemicals, intermediates, pharmaceuticals, veterinary products, and agrochemicals.

      Basic Chemicals. We are one of the world leaders in the design and construction of electrochemicals and soda ash production plants, we have completed over 100 projects in inorganic basic chemicals since 1970. We use a large range of proprietary or licensed technologies that are recognized as state-of-the-art worldwide.

      Food Processing. We have completed over 1000 food processing projects for leading international clients in sectors including beverages, dairy products, bakeries, animal foods, sugar, edible oils and distilleries (fermentation ethanol). In this field, we have developed proprietary technologies in ethanol production, palm oil refining and food yeast production.

      Power Generation. We are extensively involved in the power plant business worldwide, primarily through our subsidiary Technip Germany (formerly MDEU). Our capability has been proven in more than 1000 nuclear and hydrocarbon-fired power plant projects and in high pressure piping systems for power plants. We are now a qualified supplier for a wide range of plant systems covering engineering, supply, prefabrication, construction and commissioning on site. We also can provide the dismantling of nuclear and plasma power plants.

      Cement. Our cement division designs and builds greenfield cement plants. We also handle major expansions and upgradings of existing facilities, throughout the world. Proprietary technologies for pre-calcination of clinker (the kiln-fired precursor of ground cement) and process optimization are among our competitive strengths in this field. Our major past projects include 20 new cement plants and over 50 plant expansions and upgrades.

      Hydrometallurgy. We are a leading company in the supply of solvent extraction systems for non-ferrous metals production. We offer our own solvent extraction technology based on our proprietary mixer-settler equipment. We have managed the design and construction of over 40 plants (using a total of more than 500 Krebs-Speichim mixer-settlers) based on this technology in 17 countries for the metal extraction and/or purification of metals including copper, nickel/cobalt, uranium, rare earths, vanadium, tantalum/niobium, indium, gallium and germanium. We have provided our solvent extraction technology to nine uranium solvent extraction plants, representing the majority of all uranium ore treatment plants built over the last 20 years, and to 10 nickel/cobalt separation and recovery plants.

      Architectural Engineering. We have developed expertise in the implementation of architectural projects for sophisticated buildings. Our architectural engineering services include engineering studies, project management, coordination and planning. Our notable achievements include the French National Library in Paris, the EuroDisney theme park in France, the Renault Research Center, and Banque Nationale de Paris-BNP data processing centers, as well as our award in March 2001 of the architecture and integration of the Airbus A380 assembly plant in Toulouse, France.

Industry Considerations

      While energy prices influence economic activities overall, the industries identified above are not necessarily subject to the same cycles as the hydrocarbon/petrochemicals industry. This allows us to diversify our exposure to the hydrocarbon/petrochemical sector. Many of these industries, such as food processing, basic chemicals or cement, are not expected to generate frequent orders for new facilities but do demand relatively frequent revamping and expansion projects for existing facilities. From this perspective, winning a bid awarded by a large repeat client is of greater importance than what the value of the individual contract might suggest.

Segment Strategy

      We aim for our Industries segment to contribute approximately 15% of our consolidated sales by 2007, compared to approximately 10% on a pro forma basis in 2001. Our strategy for growth in this segment consists of internationalizing our engineering activities in fields such as life sciences, chemicals and electricity that we successfully conduct in several core markets, while expanding generally into the architecture and engineering of infrastructure and industrial buildings generally.

2001: Major Achievements in the Industries Branch

      In 2001, our Industries Branch carried out engineering services or projects for most of the major groups operating in Europe in the pharmaceuticals and cosmetics sectors. The Industries Branch also won significant contracts in the fertilizers sector with Copebras in Brazil, in the chemicals sector with BASF and Bayer, in metallurgy with Inco and Péchiney and in industrial buildings with EADS Airbus.

     Life sciences

      We successfully completed, for Aventis Pasteur, the engineering and project management services contract for the vaccine production units and the high-ceiling storage facilities at the Val de Reuil pharmaceuticals site in France. Aventis Pasteur entrusted us with the design of a pharmaceutical packaging unit (at Val de Reuil) and a pilot workshop (at Marcy l’Etoile), as well as the design and construction of cold rooms for these two sites.

      Our engineering center in Paris completed the revamping and expansion of the pilot workshop at Aventis Pharma’s research center in Vitry. This workshop includes 19 reactors for the production of clinical lots for testing medicines before they are put on the market. The Group was also awarded the design and construction of a unit for the production of active ingredients in Vitry.

      Our group’s engineering center in Lyon was also awarded, by Merck Sharp & Dohme, a project for the design and construction of a quality control laboratory at Mirabel, near Riom.

      In France we were awarded, several design contracts by the Servier group, a project to expand the dry forms workshop plant for Fournier in Dijon, and the revamping of Isochem’s pharmaceutical synthesis workshop in Toulouse.

      Our engineering center based in Rome designed and built, for BMS-Indena, a unit for extracting and purifying a pharmaceutical active ingredient in Settala in Italy. Our subsidiary in Italy, Technip-Italy also completed, for Bristol-Myers Squibb (BMS), the engineering and equipment supply of the gas and liquid waste treatment facilities for a pharmaceutical plant in Ireland.

      Technip-Iberia participated, on behalf of Biochimie of the Novartis group, in a major project involving the expansion of an antibiotics plant in Les Francesques del Vallés, near Barcelona in Spain. Technip-Iberia was involved in all phases of the project, including basic engineering, detailed engineering, project management and construction supervision. The expansion involved the synthesizing zones and the utilities, including notably two new reactor lines, loading facilities for solids and liquids, centrifuges, cooling systems, and a solvent recovery and recycling unit. These facilities started up during the second half of 2001.

      We carried out the expansion of L’Oréal’s cosmetics plant near Warsaw, Poland. The project consisted of integrating into the existing plant a processing unit and packaging facilities, as well as utilities and storage, to be used mainly in the production of shampoos. In 2001, our engineering center based in Paris, which successfully executed this project, was entrusted by L’Oréal with the revamping and expansion of its plant at Caudry in France.

      Our engineering center which opened a short time ago in Thailand, and which was certified ISO 9001 in October 2001, successfully completed its project for the design and construction of a human vaccine plant near Bangkok. This plant, built for GPO-MBP, a joint venture between Aventis Pasteur and Government Organization of Thailand, will produce 25 million doses of vaccine per year and will be commissioned shortly.

      The new finished-form pharmaceutical unit at Tianjin, China, was delivered to Servier by Technip Tianchen, our local affiliate. The design study had been carried out earlier by us in Paris.

      We were awarded, by Aventis CropScience, a contract, worth about U.S.$25 million, for the engineering, equipment supply and supervision of construction of a pesticides plant at Hangzou. This project is being jointly carried out by our engineering center in Lyon and Technip Tianchen’s teams.

      Lastly, Krebs Enghenaria, one of our Brazilian affiliates, won a contract with Servier for the engineering and project management of a finished-form pharmaceutical plant at Rio de Janeiro, in Brazil.

Fertilizers

      In March 2001, our Brazilian affiliate, Krebs Engenharia, was awarded by Copebras a turnkey contract, worth about $100 million, for the design and construction of a phosphatic fertilizer plant at Catalão, Goias State, in Brazil. The new facilities, which are scheduled to come on stream at the end of 2002, will include a sulfuric acid unit (1,350 tons/day), a phosphoric acid unit (370 tons/day), a 1,200 tons/day simple superphosphate (SSP) unit and a triple superphosphate (TSP) unit, as well as a granulation unit.

      Krebs Engenharia successfully completed another turnkey project, worth $20 million, at Catalão for Fosfertil. This contract included the design and construction of a 350,000 tons/year SSP production unit, an SSP granulation unit and related utilities and offsites. Performance tests were carried out successfully at the beginning of 2002.

      In Senegal, the project to double the capacity of a sulfuric/phosphoric acid complex for Industries Chimiques du Sénégal (ICS), at Darou Koudoss, was completed in August 2001. This project was designed to increase the capacity of the existing complex by 3,000 tons/day of sulfuric acid and 1,015 tons/day of phosphoric acid. Start-up and performance tests are scheduled to be carried out in the near future.

      In addition, Technip-Coflexip continued executing a turnkey contract awarded by Kemapco for a 350 tons/day nitric acid unit at Aqaba in Jordan, with start-up expected in 2002.

Chemicals

      In March 2002, BASF awarded our German affiliate, Technip Germany, a contract, worth about € 50 million, concerning the conversion of a chlorine production unit at Ludwigshafen in Germany. This project will allow use of a membrane technology.

      Construction of a PVC suspension unit at Martorell, near Barcelona, in Spain was completed in January and the new facilities came on stream during the first half of 2001. The contract, awarded to us in September 1999 by Hispavic (Solvay group), involved a capacity expansion of 120,000 tons/year and the revamping of existing units. Within the framework of this project, our engineering centers based in Barcelona, Lyon and Paris worked in close collaboration to carry out the engineering, procurement and construction supervision.

      Our Industries Branch designed and built, for Aragonesas, a hydrogen peroxide unit at Sabinanigo, and provided the engineering for the construction of two solid chlorine units of different types (ATCC and DCCNa) at the same site. The Group also worked for Aragonesas on the expansion of its PVC suspension units at Vilaseca and Monzon.

      Technip Iberia carried out basic engineering, detailed engineering (not including civil works), equipment procurement and project management for an aroma chemicals plant built for Kao Corporation, at Olesa de Montserrat, near Barcelona.

      We continued work on the projects concerning sodium chlorate production units for Albchem in Canada and for Atisholz in Switzerland.

      The turnkey project for the design and construction in Finland of a plant producing a chemical additive for binding paper pulp has been carried out in accordance with the contractual schedule and should be completed in June 2002. Execution of the contract had been entrusted by BASF, in December 2000, to a joint venture made up of our engineering center in Dusseldorf and the Finnish engineering company Rintekno Oy, in which we hold a 28.6% share. The plant, which will have a capacity of 140,000 tons/year, is being constructed at Hamina.

      In June 2001, we were issued the mechanical reception certificate for the hydrocyanic acid unit built for Butachimie (Rhodia/ Du Pont) at Chalampé in France.

      Our Industries Branch was entrusted in 2001 with engineering for the expansion of the boosters plant for the Ariane 5 satellites launcher. This propellant plant is located in French Guyana, within the Kourou space center.

      The year 2001 saw the start-up of the 120,000-ton/year acrylic acid unit built at Bayport, Texas, in the United States for American Acryl, a joint venture between Nippon Shokubai and ELF Atochem North America. This turnkey project, worth $150 million, was executed by our teams from Technip USA in Houston and Paris, in partnership with Parsons, which carried out the construction. The facilities include an acrylic acid unit, a butyl acrylate unit, as well as offsites and utilities.

      In Malaysia, the 150,000 tons/year PCV plant at Kerteh, designed and built for Vinyl Chloride Malaysia by Technip-Coflexip’s engineering center based in Kuala Lumpur, was brought on stream.

      Our affiliate in China, Technip Tianchen was selected by Bayer, in November 2001, to carry out the engineering, equipment supply and construction of the infrastructures for the new chemical complex at Caojing, near Shanghai, in China. Under the terms of this project, Technip Tianchen will provide the utilities needed for operating the complex’s two units: a polycarbonate plant and a polyisocyanate plant, whose design and construction had also been entrusted to it in April 2001. These facilities are expected to come on stream in 2003.

Agro-industries

      In January 2002, the company SOGB, of the Bolloré group, entrusted our Industries Branch with providing the technology, design and construction of a palm oil plant at its site at Grand Béribi, 400 km west of Abidjan, in Ivory Coast. The plant will produce 30,000 tons of crude palm and 6,000 tons of palm kernels per year. It will be the seventh palm oil plant built by us in Ivory Coast, based on our own technology.

      Two months earlier in the same country, we were issued an acceptance certificate for the Gbapet palm oil plant (20,000 tons/year), whose turnkey construction had been entrusted to us by the company Palmci in November 1999.

      Vietnam National Alcohol Corporation awarded us a contract for the design and construction of a 60,000 hl/year ethanol production unit. This unit will be built near Ho Chi Minh City, on the site of a distillery already provided by us, and will be based on our proprietary technology. Commissioning of this unit is expected in June 2003.

Metallurgy

      In June 2001, the Canadian group INCO selected us and Bechtel — with Hatch as subcontractor — to provide engineering, procurement and construction supervision as well as project management of the whole Goro nickel-cobalt project in the south of New Caledonia. The Goro complex will produce 54,000 tons of nickel and 5,400 tons of cobalt per year. It will include a hydrometallurgical processing plant, mining facilities, a power plant, chemical units, as well as infrastructures. Total investment is estimated to be $1.4 billion. With Bechtel we have already executed basic studies, and, notably, an environmental impact study, thus allowing the opening of a public inquiry, which is necessary in order to obtain a construction and operating permit for the facilities. The EPC contract is expected to be awarded shortly.

      We won, as a subcontractor for Péchiney, an engineering, procurement and construction contract to revamp and optimize the bauxite and aluminum production plant belonging to Corporation of Guyana, in Venezuela.

Microelectronics

      In France, acceptance of Atmel’s new semi-conductors manufacturing facility at Rousset was issued in June 2001. This project was executed on a very tight schedule (13 months) by a team of ours from Lyon working on the site. Services included basic and detailed engineering, subcontracting enquiries and finalization, as well as coordination and supervision of construction. The new facility will include 4,300 m3 of clean rooms, 2,000 m3 of which are class ISO 2.

Industrial buildings

      A leader of a consortium also including Aéroport de Paris Ingénierie and the architectural firm Cardete & Huet, we were selected, in March 2001, by EADS Airbus to carry out engineering services and project management of the assembly plant for the A380 super-jumbo, to be built at Toulouse, France. This plant will include about twenty 120 meter span assembly halls.

Energy

      The expansion and revamping of the power plants at Abqaiq, in Saudi Arabia, were completed in February 2002, one month ahead of the contractual schedule. This turnkey project was performed by our engineering center based in Rome, for Saudi Aramco. The new facilities include three 40 MW gas turbines, a steam boiler, two electrical substations and a distributed control system.

      In May 2001, two months ahead of the contractual schedule, Technip Italy also completed for Motor Oil Hellas the capacity expansion of the power plant at the Corinth refinery in Greece.

      In Germany, our affiliate based in Dusseldorf continued, for RWE, construction of a thermal waste treatment unit which will be integrated with the power plant at Hamm, near Dortmund. Construction will be completed during the first half of 2002.

      The contract for delivery of a high-pressure piping system for RWE’s lignite-fired power plant at Niederhaussem near Cologne will be completed in October 2002 in accordance with the contractual schedule.

Geographical and Segment Breakdown of Net Sales and Backlog

Net Sales By Segment of Activity

      We carry out our engineering and construction activities in three segments. The following table sets forth our consolidated net sales broken down by segment for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001	2001	2000	1999
	Pro forma(1)	Historical	Historical	Historical

	(€ in millions)
Offshore Branch	2,126.0	722.0	130.0	56.0
Onshore/ Downstream Branch	2,352.0	2,352.0	2,290.9	2,121.7
Industries Branch	472.0	472.0	551.1	604.5

Total	4,950.0	3,546.0	2,972.0	2,782.2

(1)  Unaudited

Net Sales By Geographic Zone

      We carry out our engineering and construction activities worldwide. The following table sets forth our consolidated net sales by geographic zone for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001	2001	2000	1999
	Pro Forma(1)	Historical	Historical	Historical

	(€ in millions)
Europe/ Russia/ Central Asia	1,497.0	942.0	717.0	922.9
Africa/ Middle East	1,305.0	1,209.0	1,448.3	1,296.8
Americas	1,541.0	835.0	454.5	337.6
Asia Pacific	607.0	560.0	352.2	224.9

Total	4,950.0	3,546.0	2,972.0	2,782.2

(1)  Unaudited

Special Geographic Considerations

      Venezuela adopted a new hydrocarbons law at the beginning of 2002, increasing royalty rates payable to the state by companies producing Venezuelan reserves and requiring that state-owned Petroleos de Venezuela SA hold a minimum stake of 51% in all future exploration and production ventures. The same law opens the right to own downstream assets to foreign persons. We cannot predict the effect, positive or negative, that the new law could have on our activities in Venezuela. In addition, Petroleos de Venezuela SA and the construction industry in Venezuela have experienced labor unrest in recent months, including work slowdowns which may affect the milestone dates of our current or future projects in that country.

      As a non-U.S. company, we may do business in countries that are not generally accessible to our U.S. peer companies. Companies making statutorily-defined “investments” in the petroleum industry in Iran and Libya may be sanctioned by the U.S. government under the U.S. Iran and Libya Sanctions Act of 1996, as amended in August 2001, (ILSA). ILSA defines the term “investment” to include a range of contractual arrangements, but it also expressly excludes “the entry into, performance, or financing of a contract to sell or purchase goods, services, or technology.” We do not believe that the services we provide in either of these countries meet the statutory requirements of an “investment” as defined by ILSA.

      ILSA currently requires, among other things, that the U.S. President impose two or more of the following sanctions, if he determines that a person has with actual knowledge, made an investment of U.S.$20 million or more, in Iran or Libya (or, in the case of Libya, U.S.$40 million or more for investments made prior to June 13, 2001) that “directly and significantly contributed to the enhancement” of that country’s ability to develop its petroleum resources:

•	denial of Export-Import Bank support (guarantees, insurance or extension of credit) in connection with the export of goods or services to any sanctioned person;

•	a ban on any specific license, permission or authority to export goods or technology to a sanctioned person;

•	the prohibition of loans or credit (except for the purpose of relieving human suffering) from U.S. financial institutions in an amount greater than U.S.$10 million in any 12 month period to any sanctioned person;

•	if a financial institution, denial of designation as a primary dealer in U.S. government debt instruments or service as a repository of U.S. government funds;

•	prohibition on U.S. government procurement of goods or services from the sanctioned person; and

•	restrictions on imports from a sanctioned person.

      ILSA was amended in August 2001 to provide for, among other things, a five-year extension of the law and to reduce the investment threshold for Libya from U.S.$40 million to U.S.$20 million, in line with ILSA’s threshold for Iran. Our net sales in 2001 in Iran amounted to € 29.1 million (approximately U.S.$25.9 million) and in Libya to € 0.5 million (approximately U.S.$0.4 million). As activity on several recently signed turnkey management contracts progresses, we expect our sales in Iran to increase significantly. As of December 31, 2001, we had backlog amounting to approximately € 416.5 million (approximately U.S.$370.7 million) in Iran and an immaterial amount of backlog in Libya. Our backlog in Iran includes our recently announced Soroosh and Nowrooz oil field development project. As mentioned, we do not believe that the services we provide in either of these countries meet the statutory requirements of an “investment” as defined by ILSA. ILSA does not specify how the value of an investment is to be calculated. Consequently, if our activities in these countries were deemed to be an investment by the President of the United States, we cannot determine whether any such investment would in fact exceed the value thresholds established by ILSA.

      Under ILSA, the President has the authority to grant country-specific and project-specific waivers under certain circumstances, including those in the national interest of the United States. The United States government reached an understanding with the European Union in 1997, whereby the United States committed to work with the EU toward granting EU member states and companies waivers under ILSA. To date there have not been any enforcement actions under ILSA, however, we cannot predict future interpretations by, or the implementation policy of, the U.S. government with respect to ILSA.

      In addition, under U.S. executive orders and regulations, U.S. origin goods, technology and services may not be exported or reexported to Iran or Libya. Any person involved in any prohibited export or reexport may be placed on the U.S. Commerce Department’s “Denied Persons List,” as well as incurring other administrative and/or criminal penalties.

      On November 11, 1993, in response to the Lockerbie bombing, the United Nations Security Council adopted Resolution 883 banning trade with Libya in oil equipment important to the refinery industry. Pursuant to United Nations Security Council Resolution 1192, adopted on August 27, 1998, the Security Council decided that measures against Libya would be immediately suspended once the Secretary-General reported that the two Libyans accused in the Lockerbie bombing had arrived at the Netherlands for trial and that the conditions regarding the investigation of UTA flight 772 had been met. On April 5, 1999, the UN sanctions were suspended pursuant to Security Council Resolution 1192.

Backlog By Segment of Activity

      Backlog consists of the uncompleted portion of contracts in force, which we define as signed contracts on which we have received a down payment and for which financing has been arranged. Our backlog does not include contracts which we have signed but which do not meet these criteria. Our backlog includes only our proportionate share of joint venture contracts. To the extent work on these contracts advances, they are progressively removed from backlog. Our backlog figures for 2000 and 1999 do not reflect our then 29.7% interest in Coflexip. The following table sets forth our consolidated backlog by branch of activity at December 31, 2001, 2000 and 1999.

	At December 31,

	2001	2000	1999

	(€ in billions)
Offshore Branch	2.14	0.26	0.05
Onshore/ Downstream Branch	2.50	2.74	3.09
Industries Branch	0.29	0.41	0.33

Total	4.93	3.41	3.47

      Broken down by geographic zone, 34.4% of our backlog at December 31, 2001, was attributed in Africa/ Middle East, 33.8% in the Americas, 16.1% in Europe/ Russia/ Central Asia and 15.7% in Asia Pacific.

      At December 31, 2001, our five largest contracts accounted for approximately 26% of our total backlog. While substantial, the percentage share of our five largest contracts has decreased from approximately 35% of total backlog at year end 2000, approximately 40% of total backlog at year end 1999 and approximately 60% of total backlog at year end 1996, largely as a result of the increased number of contracts in our portfolio.

Description of Our Operations

Contract Project Management

      Our project contractor activities expose us contractually to significant construction and cash flow risks. To meet these risks, we have developed stringent risk controls, including selectivity as to the projects we bid on, and implemented a disciplined management of cash flows, both on a contract-by-contract and on a global basis. We believe that our past ability to manage these risks has been a key factor in our ability to successfully provide turnkey solutions for our clients.

Turnkey Projects

      Our clients are generally not specialized in construction and are primarily interested in obtaining the timely delivery of a completed and operational industrial complex without significant involvement on their part. Turnkey projects allow our clients to achieve this result by delegating to the turnkey contractor the responsibility for designing and executing major facilities of an industrial complex within an agreed budget and timetable. In the past it was typical for each facility on a major site to be contracted out in a separate turnkey project. The 1995 N’Kossa oil production project in the Congo’s territorial waters, for example, generated 50 separate turnkey contracts for a total of U.S.$1.7 billion. In recent tenders, particularly in offshore developments, it has become common for a major site to be divided into only a handful of projects or even to be awarded in its entirety to a single project contractor. In 1998, for example the U.S.$0.6 billion Girassol offshore development (Angola) was awarded as four turnkey contracts and in 2000, the U.S.$2.5 billion Barracuda offshore development (Brazil) was awarded as one single turnkey contract.

      As the project contractor of a turnkey project, we are responsible for all aspects of the project. We start with the design of the facility, then procure all equipment and oversee nearly all stages of construction. We complete our engagement by delivery of the facility to our client in a “ready to use” state. We usually guarantee completion by a scheduled acceptance date and/or achievement of some acceptance and performance testing levels. The client, in all cases, retains responsibility for obtaining all necessary construction and operating permits and for operating the facility after delivery.

      Substantially all of our turnkey projects are under “lump-sum” contracts which fix an all inclusive lump-sum price for the project. Lump-sum contracts have several advantages for our clients: the delivery price is known in advance, cost overruns are absorbed by the project contractors and the typical penalty structure encourages timely delivery. From our point of view, while lump-sum contracts entail business and financial risk, notably by requiring us to absorb any cost overruns, they also allow us to appropriate any cost savings which we generate during the life of the project. Because of these business and financial risks, we cannot generally accurately estimate the margins of our lump-sum turnkey contracts until a substantial portion of the work has been completed.

“Cost-Plus” Contracting

      Another type of contractual arrangement common in our industry is “cost-plus” contracting. Under cost-plus contracts, the project contractor passes the design, equipment and construction costs on to the customer after adding a predetermined percentage commission. While cost-plus contracts often contain performance bonuses and penalties, much of the bid negotiation is focused on the percentage commission, with relatively little reward for efficient project management and relatively little guarantee against cost overruns. For these reasons, we generally determine that bid tenders for cost-plus contracts do not offer adequate opportunities for profitability. The current international market for engineering and construction services primarily involves lump-sum turnkey contracts due to the requirements of financial institutions. Cost-plus contracts remain common in the United States and some European countries.

Cooperative Ventures

      Typically, we bid for projects as the sole general contractor of the project. As sole general contractor, we have full responsibility vis-à-vis the customer for all aspects of the project, including the selection and supervision of sub-contractors. For some larger or more technical projects, we participate (often as the general contractor of the projects) in single-project joint ventures with other contracting, engineering and construction companies, including our competitors, to share risks and combine financial, technical and other resources. In connection with our contractual arrangements, we are generally required to provide to the customer or the participating parties in a consortium or single-project joint venture with a bank guarantee of the performance of our obligations and liabilities under the contract.

      In 2001, approximately 45% of our net sales were derived from joint venture projects. Recent joint ventures include the Cakerawala upstream facility (Thailand/ Malaysia) signed through a joint venture among Technip Géoproduction Malaysia (35% of consortium), Saipem (13% of consortium) and Samsung (52% of consortium) and the OGD II downstream gas facility (United Arab Emirates) signed through a joint venture with Bechtel. In both cases, we act as the managing partner of the joint-venture.

Single-Project Joint Venture

      In a single-project joint venture, we incorporate a single purpose partnership vehicle with one or more other companies to perform the contract and each member of the joint venture shares the risk of the project. Each of the joint venture participants is usually committed to share in a predetermined percentage of income or loss of the joint venture project. Joint ventures often impose joint and several liabilities on the partners, under which we could become liable for a failure to perform on the part of our joint venture partners. These single-purpose joint ventures last only as long as the construction project, which is frequently longer than one year on major construction projects. Construction joint ventures undertaken to complete a specific project are liquidated when the project is completed.

Alliances

      Additionally, we occasionally form alliances with our oil and gas customers whereby we are able to share a portion of the risk and reward of a project. Similar to a traditional turnkey contract, an alliance contract will set a target price for the project. However, any savings below, or cost overruns above, the target price are shared by the customer and us. Alliances often allow us to streamline the project by working on an integrated basis with our customer. In addition, alliances allow us to strengthen our customer relationships, be involved in a project at an earlier stage and participate in technological choices. Over the last three years, we have participated in several alliance contracts with European oil and gas companies.

Execution of a Turnkey Project

      As turnkey project contractor, we coordinate the principal functions in the engineering and construction process:

Financial Engineering	Our financial engineering teams assist clients in obtaining external project finance before work commences.
Engineering Design	Our engineering services draws on our internal engineering staff and our proprietary technologies to design the facility.
Procurement	Our project teams source equipment from outside manufacturers through competitive bidding.
Construction	Our project teams select and oversee outside construction companies.
Commissioning & Start-up	Our commissioning/start-up service verifies the readiness of the facility and starts operations. Once start-up is completed, our role in the project is over.

      As a general rule of thumb, engineering design services account for approximately 10% of a project’s total contract value. Equipment accounts for approximately 50% of a project’s total contract value. Construction accounts for substantially all of the remaining 40%, with start-up not representing a material percentage.

Financing costs are supported directly by the client and are not included when calculating the contract’s value. While financing and start-up services do not have large independent economic value relative to the rest of the project, these services are generally highly valued by potential clients and facilitate obtaining contract awards. In addition, because we do not enter a contract into backlog until financing has been arranged, facilitation of financing is important for our revenue recognition process.

Financial Engineering

      Through our financial engineering teams located in Paris, Rome, Kuala Lumpur, Houston, Düsseldorf and The Hague, we help our clients to arrange financing, seeking out and negotiating financing under the most appropriate structure for each project. We promote a broad range of financing instruments:

•	Export credits from multiple national export-import authorities,

•	Co-financing with multinational financing institutions,

•	Structured trade finance,

•	International commercial credit,

•	Local funding,

•	Letters of credit.

      Our active involvement in the financial engineering of the project is essential on many fronts. The presence of a well-regarded project contractor adds credibility to the project for financial institutions. Our financial engineering team is experienced in matching projects to appropriate financing structures. Finally, our project management teams are experienced at planning our procurement and sub-contracting around the national content requirements of national export-import authorities. As a matter of policy, however, we do not ourselves participate in arrangements which would require us to take an equity investment in the project or financial exposure to its operating results.

Examples of recently arranged client finance include:

      Turkmenistan: U.S.$186 million for a lube oil plant (combination of a HERMES export credit and a commercial loan).

      Czech Republic: DEM 35 million for the revamping of an ethylene plant for CHEMOPETROL (corporate loan from Kreditanstalt für Wiederaufbau (KfW)).

      Uzbekistan: U.S.$300 million for the construction of a refinery at Bukhara (combination of multi-source export credits guaranteed by COFACE, the Export Import Bank of the United States, Japan EXIM and a private bank letter of credit).

      Egypt: U.S.$1 billion for the construction of a refinery at Alexandria (confirmation of letters of credit and financing granted by European Investment Bank (EIB)).

      Malaysia: Financing of a U.S.$140 million EPC contract under French and German export credits and a commercial loan.

      Iran: € 200 million multi-source (COFACE, SACE and NCM) export credit for the construction of an ethylene unit. € 100 million for the construction of a polyethylene plant guaranteed by COFACE.

      We do not include signed contracts in our backlog until financing has been arranged.

Engineering Design

      Prior to the erection of an industrial plant, engineering studies are needed involving numerous engineering specialties including process design, systems control, pressure vessels, rotating equipment, instrumentation, electrical facilities, computing, piping, civil works, cost control and scheduling. Throughout the project, and prior to authorization for delivery, quality control and testing of operability is carried out. All these activities are provided by and fully managed within Technip.

      Engineering studies generally progress sequentially through three phases:

      Basic engineering design. In the first phase, the facility’s layout is planned, both in conceptual terms such as traffic flows and industrial processes, and in physical terms such as placement of equipment and piping. One of the fundamental goals of this phase is the preparation of a basic engineering design package containing all data needed by a competent contractor to perform the detail engineering. It is also at this phase that our engineers define the facility’s main equipment, together with its systems control and safety devices.

      Front-end engineering design. During this phase, our engineers develop detailed site plans, including the main piping, instrument, electrical and civil works layouts. One of the fundamental goals of this phase is the definition of specifications for the main equipment, allowing our project managers to proceed with procurement. The development of deep and ultra deepwater fields depends on innovative technical developments in design of the flowlines and risers to connect subsea wellheads to surface facilities and requires extensive front end engineering and design work. In March 1999, we launched a Deepwater Field Development Division to provide conceptual and front end engineering and design services to our clients well in advance of procurement and installation contracts. We believe that our involvement at an early stage in a project allows us to provide optimized subsea solutions based on our engineering and installation expertise. This is particularly important with respect to the development of deepwater and ultra deepwater fields, which require innovative technical developments in the design of the flowlines and risers to connect subsea wellheads to surface facilities.

      Detail engineering. During this phase, engineering studies and architectural plans are finalized for construction. All remaining studies are performed before construction of the plant. Our engineers also participate in the purchasing of equipment, and cost and schedule control. The fundamental goal of this phase is to allow construction to commence.

Procurement

      Once our engineering work has advanced to a stage where our specific equipment needs are known, typically several months into the life of the project, we generally order our equipment rapidly both to ensure its availability when required under the project schedule and to minimize the time over which equipment price levels might depart from those assumed in our tender bid. With the limited exceptions of flexible pipe, umbilicals and remote operated subsea vehicles, we are not involved in the manufacture of equipment. We source our equipment from a large number of independent suppliers. Our engineers do, however, establish the equipment specifications corresponding to the needs of a given project.

      Procurement of equipment from external suppliers typically comprises approximately half of a project’s cost. In each of our contracts, competitive bidding by reliable suppliers is an important factor in cost containment. Our historical ability to procure equipment from suppliers in a quality-conscious but cost-contained manner has been a key to our success with lump-sum turnkey contracts. We source products, including notably flexible piping, from ourselves where we believe we possess unique industry-leading products.

      We have established a global procurement network to organize the supply of the appropriate equipment at a competitive cost and in conformity with industry best practices for international bidding. The procurement network is composed of 10 regional procurement centers located throughout the world, each of which uses a common set of tools and procedures. The global procurement network’s staff of over 500 employees has an average professional experience of more than 20 years in fields relevant to our activities. The global procurement network names a single project procurement manager for each project under our management. All regional centers support the project procurement manager by verifying the qualifications of local suppliers, and by providing inspection, shipping and logistics services for goods located in their zone. We believe that the geographic proximity of these centers to suppliers and sub-contractors enables us to carry out more effective quality controls and to identify technological innovations and industry developments earlier than might otherwise be the case.

      We have started to carry out part of our equipment procurement over a proprietary business-to-business internet system. We anticipate that conducting our equipment tenders over this electronic system will reduce transaction costs and delays through the rapid diffusion of tender materials and the ability to receive a standardized electronic response, among other factors. The new system helps increase competition among our suppliers by providing accessibility to potential suppliers no matter where located. Use of internet technologies should also allow our separate geographic purchasing centers to better coordinate procurement and benefit from economies of scale. We commenced the first phase, handling tendering and auctions of piping and instrumentation bulk materials, in October 2000 and have since extended the system to most other products and services. This first phase covers principally calls for bids, clarification of tender specifications, submission of bids, bid analysis and finally either bid negotiation or an auction process. We are phasing in a full-scale internet-based purchasing system, or “e-procurement”, for all aspects of material and equipment sourcing and delivery. In addition to the tasks covered by the first phase, our final procurement system will also handle tasks such as estimate requests, equipment design, delivery logistics, and invoicing. We anticipate that once our e-procurement system is fully operational, approximately 20% of our procurement will continue to be handled through traditional channels, because the e-procurement channel is not optimally suited for dealing with suppliers having no viable competitor or with orders for some large highly customized equipment.

      By deploying our e-procurement system, we aim to reduce processing costs, which amounted to € 90 million in 2000 for Technip (the year before our system launch), by approximately 20% and potentially reduce the purchase price of equipment by five to 10%. We spent approximately € 5 million in 2000 and approximately € 15 million for 2001 for the establishment of the e-procurement system. The ongoing annual operating cost of this system amounted to approximately € 4 million in 2001.

      On July 10, 2001, we announced with our partner JGC the establishment of a joint venture company called EPC-Business B.V. to operate a worldwide e-commerce site focused on equipment and materials procurement and services for turnkey and engineering, procurement, construction and installation (EPCI) projects. This internet site has replaced our pre-existing e-procurement site. In the context of the Technip-Coflexip business combination we are currently integrating the traditional procurement processes of the former Coflexip and Deepwater Division structures with our own e-procurement organization and systems.

Construction

      Field construction typically commences one year after the design process has been launched. Before we begin the construction of a facility, we make sure that basic design aspects are finalized, and that a substantial portion of the equipment has been ordered and is available.

      We are not a construction company. Our role in the projects we handle is to organize and supervise the construction. We generally aim to sub-contract our construction work to specialized construction companies, with the limited exceptions of pipe laying (including trenching) and installation of FSPOs in offshore projects, where we have developed highly specialized capabilities complementary to our general operations. Our construction sub-contractors are selected through a competitive bidding process which, in addition to price, takes into account the experience and historical reliability of the bidder.

      While all companies in the engineering and construction industry rely on sub-contracting to some extent, most of our international competitors rely heavily on their own construction units. We believe that maintaining our focus on the management of the construction process, rather than carrying out the construction ourselves, benefits our projects in several ways.

      Systematic recourse to competitive bidding contributes to cost containment, allowing us to submit competitive project bids with acceptable opportunities for achieving high operating margins.

      Our freedom to sub-contract to a large pool of construction companies allows us to select the firms with the most relevant technical expertise for a given project.

      In periods in which we require less construction services, we do not carry the related overhead and payroll costs of an internal unit.

      We believe that we are on average able to produce higher operating margins from management of construction than from the construction work we subcontract to others.

Commissioning & Start-Up

      Prior to delivery, our commissioning/start-up division conducts field testing to ensure that the facility is not just operational, but that it meets our client’s exact contractual specifications as well as national regulations and our own construction standards. To the extent a facility relies on licensed technology, the licensor will participate in its commissioning and start-up. During the pre-commissioning and commissioning phases, we subject each piece of equipment to simulated operating conditions. During the start-up phase, we commence actual operation of the facility. In the offshore branch, a competitive advantage is our ability to conduct a substantial portion of the commissioning services onshore at lower costs than would be incurred providing such services in the open seas. Where our contribution to a project consists of an engineering, procurement, construction and installation (known as EPCI contracts) of the subsea portion, we do not provide commissioning or start-up services to the client.

Special Challenges of Turnkey Project Management

Business Risks

      In addition to the technical expertise needed to design and supervise all aspects of the project, a lump-sum turnkey contract generally requires significant financial management skills. We determine the price and delivery dates which we include in our project bids after conducting an in-depth proposal study including cost estimates and financial risk analysis.

      If we manage the project so that delivery is timely and our sourcing of sub-contractors and equipment is on or under budget, lump-sum turnkey projects can bring in significantly higher margins. Conversely, if we do not deliver a project on time, we are generally subject to the payment of liquidated damages to our client. If we are not able to complete a project at the cost estimated in our bid, we will record lower operating margins or even a loss. If the delay or change in costs is imputable to a change in the client’s orders, however, then the client will generally incur the extra costs.

      Under turnkey contracts, therefore, we carry particular risks, such as unanticipated increases in the cost of equipment, materials or manpower due to inflation or unforeseen events, project modifications creating unanticipated costs, delays caused by local weather conditions and suppliers’ or sub-contractors’ failure to perform. In addition, we generally bear the risk of delays caused by unexpected conditions or events, subject to the protection of standard force majeure provisions. Other factors that may add to an individual project’s risks include the novelty of the technologies used, the experience of our equipment vendors and construction subcontractors in similar projects, the scheduling needs of the client and the project’s location in a developing country. The management of a turnkey contract through a joint-venture structure and the complexity of our relationships with subcontractors also potentially increase the project’s risk of delay or cost overruns. Because our turnkey contracts typically run over several years and their risks are based on factors (such as geological conditions, labor availability during the construction phase or performance of new designs) which are not necessarily known at the time of bidding or even before substantial procurement and engineering work has been completed, it is difficult to predict these risks and assess their potential effect on contract costs and margins when we submit bids or during the early phases of a project. See Note 1(d) to our Consolidated Financial Statements included in this annual report.

      In addition to the considerations covered by the factors described above, our failure to meet any schedule or performance requirements under our contract may negatively impact our project profit margins due to contractual penalty and liquidated damages payments. Because these contracts typically contain confidentiality clauses and are not published, it is difficult for an investor to evaluate these risks. Historically, however, we have a strong record in meeting the completion and delivery deadlines of our turnkey projects.

      After delivery of a completed, operational facility we continue to bear the risk of claims for damages arising under our contractual guarantees, the scope of which varies by project, but frequently covers aspects such as the facility’s operability, energy efficiency, capacity and in some cases its quality of product. Our guarantees are generally equal to 5 to 20% of the contract price, although in offshore projects clients generally require a higher ceiling, and are irrevocable and binding until the expiration of the guarantee period. The guarantee period typically runs for 12 to 24 months from our client’s acceptance of the facility.

Cash Flow Risks

      Lump-sum turnkey contracts also require us to manage cash flow risks. Under these contracts we are obliged to make large expenditures to execute a project. Our basic goal for each project is to ensure that, at any point in time, the sum of client payments received (plus any interest thereon) exceeds the sum total of our project disbursements to date plus payables due before the next progress payment is expected. To achieve this goal, we negotiate our project down-payment and progress payments in amounts and at times corresponding to expenditures. Additionally, our project managers do not authorize procurement or other outlays for which the cost has not been covered.

      Before we commence the design process or incur any project management expense, our client must make a down-payment to us typically representing 5 to 10% of the contract price and provide proof of firm financing for the rest. Over the life of the contract, our client continues to pay us installments on the contract price, typically in progress payments upon our achieving agreed objective milestones such as, for example, the completion of 50% of the project’s engineering drawings.

      Because costs may significantly exceed our estimates or because delays in achieving milestones may cause our vendor payables to come due before the next progress payment is received, our disbursements may occasionally exceed client payments received (plus any interest thereon). We authorize these situations only exceptionally and on a case-by-case basis. Because substantially all of our projects are in positive cash positions at any given time, and because cash shortfalls on individual projects are relatively infrequent and short-lived, we believe that we have sufficient funds to bridge any shortfalls which may foreseeably arise on individual projects.

Risk Management

      Turnkey projects are subject to special risks, including unforeseen conditions encountered during construction and the impact of inflation or interest rate movements on costs and financing requirements of clients. Changes in political and legal circumstances in foreign countries represent an additional risk, particularly since contracts for major projects are performed over an extended period of time. See “— Special Challenges of Turnkey Project Management”, above.

      In order to protect ourselves from the risks described above, we pursue a strategy of risk management based principally on the following elements:

•	Selecting projects carefully. This generally entails rejecting an opportunity to bid on a project which we do not believe will offer us profit opportunities adequate to cover risk.

•	Ensuring adequate technical capacity to meet contract obligations. This includes rejecting opportunities to bid on projects outside our core competencies.

•	Using our global scale to diversify counterparty, country and industry risk.

•	Participating in joint ventures to spread risk over more partners and more projects.

•	Estimating and controlling costs in reliance on our extensive experience in procuring equipment, materials and services, particularly for turnkey projects, and analyzing cost trends.

•	Commencing activities only after a project’s finances and government authorizations have been secured.

•	Ordering equipment rapidly and in the currency of our project receivables. This limits price-level and exchange rate risk.

•	Selecting appropriate sub-contractors based on technical abilities and financial strength.

•	Effective contract negotiation. This includes negotiation of payment curves to minimize contract and financing risks.

•	Using experienced project managers. This allows us to perform contracts on schedule and avoid project modifications which can delay completion and increase equipment costs.

•	Conducting regular project reviews by senior management together with project management.

•	Obtaining appropriate and specialized insurance to cover financing and construction risks.

      In order to further reduce the above risks, our policy is to contractually exclude consequential damages, limit liquidated damages for late completion, unsuccessful performance tests and defective or non-conforming work. In line with practice in our industry, our contracts generally limit our maximum aggregate liability to a range of 5 to 20% of the contract price, although offshore contracts generally require a higher ceiling, and allow for price adjustments in the event of changes in law that affect the project. For some risks, notably environmental hazards, we may remain a potentially responsible party by operation of law in some jurisdictions. We also seek to obtain indemnity agreements, whenever possible, from our customers, sub-contractors and joint venture partners requiring these persons to indemnify us against the risk of some claims relating to injury to our employees, damage to our property and consequential damages. When obtained, these contractual indemnification protections may not in all cases be supported by adequate insurance maintained by the customer, subcontractor or joint venture partner.

Engineering Service Contracts

      In addition to carrying out turnkey projects, we also provide independent engineering services. Plant maintenance does not form a material part of our business. While the average service contract taken individually is small relative to our median turnkey contract, collectively they accounted for approximately 20% of our net sales in 2001 and 20% of backlog at December 31, 2001. While we bill these services on an hourly or a cost-plus basis, we only accept projects meeting the same profitability criteria as in project management and have historically achieved comparable margins.

      Occasionally, service contracts can be quite substantial. On the Girassol project in 1998 and 1999, for example, we provided Bouygues Offshore with over 200,000 hours of sub-contracted engineering services. Additionally, these projects frequently call upon us to provide challenging work for our engineering staff. From a marketing perspective, service contracts also allow us to establish a relationship with potential future clients and, in the case of project feasibility studies, to become involved at an early stage in turnkey projects for which we may later submit bids. In particular, we believe that the provision of front end engineering services to such groups as ExxonMobil, Williams and TotalFinaElf through our specialized subsidiary RJ Brown Deepwater is a strategic asset in our bidding for offshore oil and gas development projects.

Installation and Other Subsea Services

      Our personnel carry out a range of services in the Offshore segment, principally centered on the subsea installation of piping and the maintenance of installed systems.

      Flexible Pipelaying. We install flexible pipe using specially equipped DP marine service vessels and barges, including the CSO Deep Blue, the Sunrise 2000 and the CSO Venturer. See “ — Property, Plant and Equipment — Marine Service Vessels”. Our new deepwater pipelay vessel, the CSO Deep Blue, is able to lay both flexible and rigid pipe at 2,500 meters water depth and began its first job in summer 2001 in the Gulf of Mexico. We have recently converted the CSO Constructor by increasing her launch and beam such that she can carry out full flexible pipe-laying operations in water depths down to 1,500 meters and carry 4,000 tons of product. Each marine service vessel is equipped with either VLS (vertical laying systems) or other specialized flexible pipe laying equipment that enables us to track the laying routes, to approach close to surface platforms and to lay pipe accurately. We believe that our marine service vessels and installation experience provide us with a competitive advantage in the installation of flexible pipe. We operate the only fleet of marine service vessels dedicated to large-scale flexible pipe installation. Furthermore, our diving support vessels are used to install flexible pipe on projects where flowline volumes are necessarily more modest. See “— Property, Plant and Equipment — Marine Service Vessels.”

      Rigid Pipelaying. We install rigid steel pipe applying a Company-patented reel method used aboard our reelship, the CSO Apache, and perform related construction services using its fleet of diving support vessels. See “Property, Plant and Equipment — Marine Service Vessels — CSO Apache” and “Diving Support Vessels.” Using the CSO Apache, we have successfully laid pipelines at water depths of approximately 3,300 feet, with the capability to lay pipelines at much greater depths. For example, 12-inch diameter pipelines can be laid in water depths up to 3,500 feet and 6-inch diameter pipelines can be laid in water depths in excess of 6,000 feet. All the pipelines laid by the CSO Apache are rigid, reeled pipelines, assembled at one of our spoolbases. Onshore spoolbases allow us to complete welding, assembly and quality checks onshore where labor costs are generally lower than comparable labor costs offshore. Work occurs in a more stable, controlled and safer work environment, prior to the pipe being taken offshore. Spoolbases permit us to complete the fabrication process onshore and in advance of installation, whereas part of this process is typically completed offshore in conventional pipelaying operations.

      Our reel method capability for rigid pipe laying provides a significant potential cost advantage because of its faster installation rates and reduced labor expense compared to the conventional pipelay method which involves offshore welding and installation from a lay barge. The CSO Apache can install pipelines at rates in excess of 3,000 feet per hour. The CSO Apache’s superior installation speed as compared to traditional pipelaying allows faster completion of a project with less exposure to costly weather delays.

      The CSO Deep Blue is outfitted with twin 2,500 ton reels for rigid pipelay down to 8,200 feet (2,500 meters) water depth and supplemented with an optional J-Lay system for large diameter pipelines and riser installations. The reel method of rigid pipelay has considerable commercial and technical advantages over conventional pipelay by “S-Lay” method and for intermediate length of pipelines, over “J-Lay” method. “S-Lay” and “J-Lay” refer to the shape of the pipe during installation. “S-Lay” is traditionally best suited for shallow water installation, while “J-Lay”, although well suited for deepwater installation, involves offshore welding. We have developed and patented an automated welding and laying system for rigid pipe, known as Modular J Lay (“M-J Lay”), which can be mobilized on a number of the Group’s vessels. In 1998 the system was first employed by the CSO Constructor to install seven miles of rigid pipeline off the coast of California on ExxonMobil’s SYU field.

      Trenching Services. As part of our flexible and rigid pipelaying activities, we provide trenching services in regions where pipe is required to be buried beneath the seabed. Trenching is performed most often in the North Sea as a result of local regulations. Since 1981 we have developed a number of technologies for the trenching of pipelines, including remotely operated jetting, cutting and plowing systems, which are used extensively in accordance with the varying water depths and soil conditions experienced in offshore developments.

      Other Installation Services. We install floating production and storage systems. These systems, which are often reusable, are either tanker based or semi-submersible based and are connected to subsea oil and gas production systems where traditional fixed platforms would not be economical or appropriate. We also install hardware packages such as control umbilicals, wellhead control pods, manifolds and protection structures, risers and spoolpieces.

      Inspection, Repair and Maintenance. We provide customers with inspection, repair and maintenance services for existing platforms, pipelines and subsea equipment. Demand for these services arises from ongoing maintenance needs, insurance requirements and safety and environmental considerations. We perform these services principally in the North Sea, a harsh, deepwater, highly regulated environment providing steady demand for inspection, repair and maintenance services. Our services include routine inspection and maintenance, as well as specialized repair operations.

      Inspection is conducted by direct manned intervention or ROVs or a combination of both techniques. In performing inspection, repair and maintenance services, the Group uses inspection technologies including ultrasonic, eddy current and magnetic particle inspection that examine the structural integrity of subsea facilities.

      We believe that the application to the inspection, repair and maintenance market of the same project management standards that we use in our subsea contracting has provided our customers with a superior level of service. For example, the use of diving support vessels with simultaneous twin bell saturation diving, multiple air diving stations and ROVs to perform inspection, repair and maintenance services has generated significant productivity improvements. In addition, our use of high speed computers for data gathering and analysis, coupled with satellite communications, has improved the quality and efficiency of these services. Because inspection, repair and maintenance operations generally offer flexibility in scheduling and completion times, we can often redeploy diving support vessels involved in these operations to subsea contracting projects and reschedule the inspection, repair and maintenance services. This flexibility enables us to maintain a relatively high level of diving support vessels utilization while remaining responsive to customer needs.

Manufacturing and Supply

      We manufacture a limited amount of highly specialized equipment for our own use and supply to third parties. All our manufacturing and supply activities are accounted for as part of our Offshore Branch, and consist principally of flexible pipe, drilling and refining application pipes (known as “DRAPs”), umbilicals and robotics as well as our fabrication of SPAR platforms. All of our products are designed and manufactured to meet a particular customer’s order. As a result, we generally carry a relatively small inventory. Our principal manufacturing sites are located in France, in the United States and in the United Kingdom. We also manufacture umbilicals in Brazil.

      Depending on the specific contract, the SPAR hull is typically fabricated in several pieces by our subsidiary Mäntyluoto Works, which employs approximately 650 persons at its plant near Pori, Finland. The pieces are then transported to a local shipyard where the main sections are joined afloat and welded together to form the complete hull. Concomitantly to hull, our subsidiaries Gulf Marine Fabricators, Inc. and CSO Aker in Houston fabricate and preinstall, respectively, the riser system and mooring lines. We are responsible for the engineering, procurement, fabrication and delivery of the complete hull, moorings and riser system.

      The decision to purchase these structures is time consuming and often costly for oil and gas companies. Typically, the decision cycle takes at least 12 - 18 months for companies to gather and analyze data, then model the risk and uncertainty of the site in order to purchase the most useful production system. Production would normally start approximately six months after the hull is upended.

      Flexible Pipe. We are the world leader in the design and manufacture of offshore flexible pipe, with a market share of approximately 75% on the basis of 2001 production volumes. Flexible pipe is primarily used as an alternative to rigid steel pipe for the offshore transportation of oil and gas. Composed of layers of steel wires and thermoplastic sheaths, flexible pipe can be engineered to withstand a more corrosive environment to improve its fatigue behavior in dynamic environments and to provide greater insulation than conventional rigid steel pipe while remaining flexible. These qualities, combined with generally lower installation, maintenance and removal costs compared to rigid steel pipe, make flexible pipe particularly suitable for certain offshore situations such as deep water, rugged ocean floors and small, dispersed fields of hydrocarbons. Our order books demonstrate a trend towards smaller but more frequent orders with faster delivery time, driving a 14% volume increase in our production plants in Brazil and France in 2001.

      Drilling and Refining Applications Pipes. We manufacture and sell DRAPs, which are small-diameter, short-section flexible lines that are used in the drilling and refining industries. DRAPs are produced using technology and materials similar to those used in the manufacture of flexible pipe. In refining operations, DRAPs are used to drain rainwater from floating roof storage tanks and to disperse anti-incendiary foams. In drilling operations, DRAPs are used to carry drilling muds and acids, and, in the event of a well blowout, to inject heavy drilling mud at extremely high pressures in order to suppress and control the blowout. Because DRAPs drilling lines are used to prevent well blowouts, injuries, significant capital losses and environmental damage are generally more likely to be associated with DRAPs than with the Group’s other products.

      Umbilicals. We are a leading manufacturer of control/chemical injection umbilicals (underwater cables that carry hydraulic/electrical power, data signals and/or well service fluids for the operation and control of subsea completions). Our principal manufacturing activities are conducted in Newcastle, UK, and Houston, Texas, through our subsidiary Duco. Umbilicals are often manufactured using flexible pipe manufacturing technology and link subsea oil and/or gas wells to fixed platforms and floating production facilities, frequently in extremely hostile environments.

      Robotics. In May 2000, we increased our capabilities in the engineering and manufacture of remote intervention products through the acquisition of Slingsby Engineering Ltd., a specialist U.K.-based ROV manufacturer. The business was joined with our existing robotics subsidiary, Perry Tritech, Inc., and the combined units were renamed Perry Slingsby Systems. Perry Slingsby Systems has introduced two new product lines to the deep ocean seafloor market, principally for the trenching and burial of telecommunications cables.

Project Tenders and Competition

      Most of our contracts are obtained through a competitive bidding process which is standard for the construction and engineering industries. In selecting engineering and construction management companies for major projects, clients generally limit the tender to contractors they have pre-qualified based on technical criteria. In the case of cost-plus contracts, it is common for clients to initially approach one company with which they have worked in the past. Additional candidates are invited to submit bids only if the clients are dissatisfied with the first company’s bid. In tenders for lump-sum contracts the tender process is generally open to competing bids from the start. In either case, the price competitiveness of the bid is the most important single selection criterion. Other important factors include the bidder’s technological capacity and performance, health, safety and environmental protection record, service quality, as well as reputation, experience and customer relations. Technological capacity is especially important for tenders in the upstream segment, and particularly for offshore developments, with each bidder potentially proposing entirely different technological solutions to the project. Until the final selection, negotiations continue with the client on matters such as specific design and performance parameters and the construction schedule.

      Projects in developing countries are generally more price sensitive than projects elsewhere and, reflecting the strong preference of the financial institutions typically providing credit, are mainly for lump-sum bids. Frequently, competition for projects in developing countries also depends on the bidders’ ability to assist the client in obtaining financing, including multi-source solutions through national and international development banks and agencies. It is not unusual for access to local financing to require undertaking the project through a local subsidiary or with a local joint venture partner.

      Our Business and Project Units, located in ten principal regional centers around the world, are in charge of our marketing and commercial activities. The same Business and Project Unit will subsequently be responsible for the execution of its contracts up to reception and acceptance by the client. In this way, the area managers are fully responsible towards the management of their group for the overall operations in their regions. Our decentralized structure fits with the global extension of the group and it allows for decisions on major contracts to be taken by the top management of the group above specific thresholds according to the related Business and Project Unit concerned.

      Because of the high cost and management resources required in preparing a bid on a large contract, we only bid on selected projects. Among our principal criteria in determining whether we will respond to a call for bids are:

•	Our confidence in a project’s chances of securing financing.

•	The project’s opportunities for profits compared to known risks.

•	The technological fit of a project to our profile.

•	The project’s timing compared to our current commitments.

•	Our assessment of whether the client already has a preference for us or for a competitor.

      Contracts in the United States in particular have tended not to meet our criteria in recent years due to factors such as longstanding relationships between U.S. customers and local engineering and construction companies, low average margins and a general preference for cost-plus contracts. As a result of our selective bid policy, in the period 1995-2001, we experienced an average worldwide success rate of 25%-30% in winning tenders on which we bid. We cannot predict with any degree of certainty the frequency, timing or location of new contract awards.

      Engineering and Management. We compete principally with large, international companies, some of which are larger and more highly integrated than we are. Generally, our industry has moved from a system traditionally based on national preferences to a more competitive global bidding process. Our principal international competitors include the American companies Halliburton (the corporate parent of Kellog Brown & Root), Bechtel, Fluor Daniel, Jacobs, Foster Wheeler, McDermott, Parsons and Washington Group, the Japanese companies JGC, Chiyoda and Toyo, the European companies Kvaerner, Stolt Offshore, ABB Lummus, Snamprogetti, Lurgi, Linde and Krupp Uhde and the Korean companies Samsung, Hyundai and Daewoo. In addition, local construction and engineering companies are active in emerging countries either as competitors or joint venture partners, often benefiting from national preferences. In time, these local companies may develop the capacity and credibility to compete internationally.

      In the offshore oil and gas sector in particular, the consolidation of engineering companies in the last several years has resulted in fewer but more substantial competitors. No competitor in our industry offers internal capabilities in the full range of upstream and downstream activities of the hydrocarbon/petrochemical industry. Some engineering and construction companies, notably us and Halliburton, are more fully integrated across the entire industry than others. Two additional smaller companies, Bouygues Offshore and Saipem, offer relatively integrated upstream services, although neither provides substantial internal subsea or downstream capacities. We believe that client preferences in the offshore market increasingly favors integrated generalists with the capacity to integrate the entire architecture of a project. The downstream segment is served by more competitors, many of whom are relatively integrated within that segment, contributing to more aggressive bid pricing than is generally seen in the upstream segment.

      Surface Facilities. Our principal competitors in the design and construction of surface facilities for the offshore oil and gas industry include J. Ray McDermott (which jointly holds with us the rights to the SPAR platform), Halliburton, Bouygues Offshore and Kvaerner.

      Subsea Services. Our principal competitors in providing subsea contracting and inspection, repair and maintenance services include J. Ray McDermott; Stolt Offshore; Allseas Marine Contractors; DSND, and the following subsidiaries of Halliburton Company: EMC; Brown & Root; Rockwater, and Subsea International. The Group is subject to intense competition from these offshore contractors with respect to installation services, particularly in the North Sea.

      Design and Manufacturing of Flexible Pipe. We are the world leader, based on pro forma 2001 revenues, in the design and manufacture of flexible pipe for offshore applications. Our main competitors in the field of flowline and riser applications are Wellstream Company, a subsidiary of Halliburton, and NKT Cable, a company 51% owned by NKT Holding and 49% by Stolt Offshore. In the field of DRAPs, Taurus Hungarian Rubber Works is our primary competitor. Our flexible pipe business also faces significant competition from manufacturers of rigid steel pipe, including British Steel, Mannesmann Roehrenwerhe AG and Vallourec Industries.

      Umbilicals. In the market of umbilical manufacturing, our major competitors are Multiflex, a subsidiary of Oceaneering International, Nexans and Kvaerner Energy.

      Robotics. We compete with a limited number of specialized ROV and subsea robotic equipment manufacturers, including Soil Machine Dynamics Ltc., and a number of smaller companies that produce low volumes of ROVs, trenchers, and the like. In addition, we face competition from major ROV contractors who also build and refurbish vehicles for their in-house use.

Technology

      To support our engineering and industrial activities, we hold a large number of patents, trademarks, software copyrights and other intellectual property, including intellectual and industrial property held under license from third parties. We have approximately 3,000 patents in force in more than 30 countries, particularly in the subsea and offshore areas (rigid or flexible subsea pipelines, umbilicals, robotics, riser systems, platforms, floaters and topsides) as well as in refining, gas, hydrogen, sulfur, ethylene, fertilizers, chemicals, pyrotechnics, life sciences, hydrometallurgy and cement. A limited number of these patents are held in common with IFP, J. Ray McDermott or other industrial partners. This year, our remaining patents on key aspects of the CSO Apache rigid pipe-laying system will expire in the U.K., Norway, Denmark, U.S., Canada and Australia. Our broad portfolio of licensed and proprietary technology is a strategic asset in winning and implementing projects; however, we do not believe that any one individual patent or technology is material to our operations or financial condition.

      Research and development is a key to our continued success in engineering and construction, and is particularly critical to offshore systems. Our research and development activities have concentrated primarily on the development of our TPG 3300 platform, the improvement of the performance of the our products and services and on developing further applications of our flexible and reeled pipe technology, especially in ultra deepwater (between 1,000 meters and 2,000 meters). Recent successes include the development of the CSO Deep Blue pipelaying vessel and our SPAR platform. We pursue a three-pronged approach to acquiring new technologies relevant to our operations: internal acquisition through research and development, external acquisition through the purchase of specialized companies or mixed internal/external development through research alliances.

Research and Development

      Our internally-financed research and development expenses for 2001, 2000 and 1999 were € 18.3 million, € 7.2 million and € 10.3 million, respectively. A substantial majority of our research and development activities are attributed to specific projects, when separately identifiable, and therefore not included in these amounts.

      Our research and development activities are focused on anticipating future client needs and making us more competitive. We are actively undertaking development and engineering programs in a number of advanced technical areas related to deepwater oil and gas production (including new platforms and floating production units as well as piping capable of transporting heavy crude or liquefied natural gas in the low-temperature, high-stress deepwater environment). We also use internal research and development to develop strategic technological alliances with potential clients in particular industries in order to facilitate commercial development in those industries.

Technology Alliances

      We participate in significant technology alliances in our onshore/downstream branch, notably with BP Chemicals in the area of PTA, polyethylene and polypropylene, with Dow Chemicals in the area of ethylene furnaces and with Air Products in the area of hydrogen production units. In the offshore branch, we conduct research jointly with the IFP, particularly in the field of deep water offshore oil and gas production.

Acquisitions

      We also occasionally acquire important technologies by acquiring the businesses that developed them. For example, through our acquisitions of the KTI businesses since renamed Technip Benelux and Technip USA, we have gained advanced capabilities and proprietary technologies in the ethylene sector, described elsewhere in this prospectus. Coflexip’s acquisition of the Deepwater Division prior to our business combination gives the new group access to key SPAR technologies for offshore platforms.

Human Resources

      Our key resources are our employees, approximately 60% of whom are design engineers or project management personnel with university degrees. The Technip-Coflexip business combination carried out in 2001 has lead to the formation of a new group employing 18,000 persons in over fifty countries. This gives us the flexibility to adapt to the needs of clients by organizing our employees into multicultural and mobile teams. We are dedicated to the development of the expertise and know-how of our employees. The mission of our human resources policies is to facilitate the integration of the former Technip and Coflexip structures, support the organic growth of the group’s activities, develop our employees’ skills and assist in the realization of integration synergies.

Integration

      2001 was the year in which we commenced the integration of the former Technip and Coflexip teams. The complementary structure of the two predecessor groups, their shared corporate values as well as the adaptability and openness of our staff to change have contributed to our efficient and rapid implementation of integration measures.

      Within only a few weeks from the closing of our exchange offer, our combined corporate teams were brought together at our group headquarters located at Paris – La Défense, permitting our corporate services to become fully operational on an integrated basis without delay. Significant communication resources have been dedicated to providing information regarding the new group to employees throughout the structure. We have also organized training sessions and seminars to bring together employees from each of our three business segments with a view to establishing personal relationships and dialogue essential to developing a new group identity.

Motivation Through Employee Ownership

      Employee shareholding plans and the enlargement of stock option plans have contributed to the involvement of our employees in the life and the success of the group. To the best of our knowledge, as of December 31, 2001, employees of the new group held shares representing 2.51% of our share capital. Of this amount, shares representing approximately 1.32% were held in custody through an administered employee share plan of the type defined at article 225-102(3) of the French Commercial Code.

      In France, prior to the business combination over 75% of our employees were shareholders. In 2000, we extended the opportunity to participate in our employee shareholding plan to all employees working at our eight other main locations around the world (Italy, Malaysia, Abu Dhabi, Spain, Germany, The Netherlands, Portugal and the United States). The employee participation rates at each location was 40% or higher. Several of these locations are staffed principally by employees of businesses acquired in 1999. Extending employee ownership opportunities to employees who joined our group through the business combination is a key part of our integration. In 2000, the General Meeting of our shareholders authorized our board of directors to extend stock options to employees outside of France. Approximately 11% of our employees currently hold options. The Extraordinary General Meeting of our shareholders on August 24, 2001 delegated authority to our management board to issue new shares representing up to 1% of our share capital for the purposes of conducting an employee offering subsequent to the business combination, including to employees outside of France. We contemplate conducting this offering to employees of our principal sites during the first half of the current year, subject to local regulatory requirements.

Expansion and Internationalization of Our Workforce

      Today, our workforce of approximately 18,000 is present in over 50 countries on five continents. The Technip-Coflexip business combination carried out in 2001 nearly doubled our staff. Our expansion at the beginning of 1999 through the acquisition of the KTI companies and the MDEU businesses from the Mannesmann group added 3,600 new employees to our staff. This addition has enriched our team’s skills in all branches of engineering and construction and enhanced its internationalization.

      Five years ago, more than 50% of our employees were of French nationality. Today French nationals make up less than 18% of our expanding our workforce outside of France has allowed us to develop greater proximity to clients, access lower-cost engineering talent and meet local-content requirements of some of our projects financed through subsidized development loans. Personnel mobility is also emphasized: today over 800 of our employees are posted away from their country of origin. In recognition of this fact, we have organized support services to facilitate geographic and professional mobility and established a “Technip-Coflexip Mobility” site on our intranet dedicated to informing our employees of transfer opportunities within the group.

      The following tables show our year-end number of employees for the three years ended December 31, 2001, 2000 and 1999 (2000 and 1999 exclude Coflexip and the Deepwater Division, which were not consolidated at those dates) in terms of their function and in terms of their geographic location.

	Year ended December 31,

	2001	2000	1999

Employees	14,900	8,254	8,337
External staff	3,100	1,546	1,372

Total	18,000	9,800	9,709

	Year ended December 31,

	2001	2000	1999

Europe and Russia/ Central Asia	10,961	6,758	7,041
Middle East	683	643	515
Asia/ Pacific	1,630	1,109	853
America	2,545	1,059	986
Africa	154	35	20
Other	2,181	231	314

Total	18,000	9,800	9,709

Development of Skills and Expertise

      The initial training of our employees is complemented throughout their professional lives with us by training courses that enable them to adapt their knowledge in each area to the evolutions in technology and data processing, as well as to optimize the ability of each person to manage his or her work within ever shorter time frames. In each of the last three years training accounted for an average of approximately 3% of payroll costs compared to a legal minimum in France of 0.8%. One out of every two of our employees worldwide benefits from training each year.

      Our average employee has spent approximately 9 years with us or our predecessor companies, further contributing to our workforce’s level of expertise, while at the same time assuring cohesiveness and the effectiveness of team performance in carrying out contracts.

Employee Relations

      In recent years we have experienced no significant strikes or work stoppages by our employees. We believe that we maintain good relationship with our employees and their unions. In particular, we have developed a structured incentive program, including stock options for senior management and bonus plans for all employees, and dedicated significant resources to training programs worldwide. We believe that our employee turnover rate is low compared to the engineering and construction industry as a whole, particularly with respect to the United States of America and the United Kingdom. We do not currently believe that the business combination and related integration efforts have had a significant negative effect on our relationship with our employees.

      Membership of our employees in trade unions varies from country to country and we have entered into a variety of collective bargaining agreements. As of December 31, 2001, approximately 18% of our employees are in France where national legislation requires the application of a 35-hour work week. Four of the five principal French labor unions, as well as an internal labor union, are represented at our units in France. As required by French law, our management holds periodic works council meetings with a delegation of union representatives. Our management also holds other periodic consultations with employee representatives. In Italy approximately 25% of our employees belong to one of three national trade unions grouped under the umbrella organization RSU. In Germany, a similar percentage of our employees belongs to the national trade union IG Metall.

Property, Plant and Equipment

      Our principal facilities consist of office space at our headquarters and our regional Business and Production Units. We own our office space at our headquarters as well as in Rome, Italy and Lyon, France, and lease the remainder. We own or lease fabrication yards and manufacturing facilities in connection with our Deepwater Division’s surface facilities operations and our manufacture of flexible pipe and other subsea products. Overall, our property, plant and equipment amounted to € 982.3 million at December 31, 2001 of which land and buildings accounted for approximately € 252.7 million. Our fleet of offshore construction vessels, described below, accounted for approximately € 499.7 million.

Principal Properties

      At December 31, 2001, we owned or held under long-term leases the real property described below.

Location	Function	Status

Paris – La Défense, France	Group Headquarters	Owned
Paris, France	CSO Headquarters	Owned
Boulogne-Billancourt, France	Office space	Leased
Le Trait, France	Flexible pipe manufacturing plant and office space	Owned
Lyon, France	Office space	Owned
Aix en Provence, France	Office space	Co-owned
Rome, Italy	Office space	Owned
Aberdeen, Scotland	Office spaces, workshop and warehousing	Owned
Newcastle, England	Umbilicals manufacturing plant	Leased/Owned
York, England	Manufacturing plant and office space	Leased
Tyne Wear, England	Manufacturing plant and office space	Owned
The Hague, Netherlands	Office space	Leased
Duesseldorf, Germany	Office space	Leased
Pori, Finland	Land, manufacturing plant and office space	Owned
Saint Petersburg, Russia	Office space	Leased
Kuala Lumpur, Malaysia	Office space	Leased
Perth, Australia	Office space	Leased
Fremantle, Australia	Manufacturing plant and office space	Facilities owned/
property leased
Abu Dhabi, United Arab Emirates	Office space	Leased
Vitoria, Brazil	Office space and flexible pipe & umbilicals manufacturing plant	Leased/Owned
Rio de Janeiro, Brazil	Office space	Owned
Caracas, Venezuela	Office space	Co-owned
Houston, Texas	Land parcel for fitting and umbilicals assembly plant	Owned
Jupiter, Florida	Perry Tritech robotics manufacturing facility development center and office space	Leased/Owned
Mobile, Alabama	Rigid piping assembly plant	Leased
Channelview, Texas(1)	Land and office space	Owned
Houston, Texas	Office space	Leased
San Dimas, California	Office space	Leased
Amelia, Louisiana	Assembly yard and office space	Leased

(1)	Owned subject to an encumbrance (i.e. lien on tangible assets).

      We also lease regional and representative offices in: London, England, Luanda, Angola; Bombay and Calcutta, India; Rio de Janeiro, Brazil; Oslo and Stavanger, Norway; and Singapore. In addition, we lease industrial space in Evanton, Scotland and Orkanger, Norway.

      We believe that our facilities are suitable for our needs and are well-maintained. Operations at all manufacturing facilities are conducted five to seven days a week.

Marine Service Vessels

      We operate fifteen pipelaying and diving support vessels, including three leased vessels, as shown in the following table. We also operate a fleet of work class and observation class ROV’s, together with a range of trenching and tooling assets. The following table presents information on our fleet at December 31, 2001.

		Overall
	Year	length	Total Lifting Capacity	Deck Load	Diving
Name	Built/Converted	(feet)	(metric tons)	(metric tons)	System

Sunrise 2000(1)(2)	1985/1995	456	120 tons (3 cranes)	6,500	No
CSO Deep Blue(1)	2001	630	400 tons (3 cranes)	10,000	No
CSO Apache(1)(3)	1975/1995	403	85 tons (3 cranes)	150	No
CSO Seawell(4)	1987/N.A.	365	130 tons (twin crane)	735	Yes
CSO Wellservicer(5)	1989/N.A.	365	130 tons (twin crane)	1,400	Yes
CSO Constructor(1)	1980/N.A.	366	225 tons (3 cranes + A frame)	2,210	Yes
CSO Orelia(1)	1984/N.A.	390	200 tons (2 cranes)	1,800	Yes
CSO Alliance(1)	1984/N.A.	256	140 tons (3 cranes)	1,500	Yes
CSO Venturer(1)	1981/1995	422	225 tons (2 cranes)	3,005	Yes
CSO Marianos(1)	1987/N.A.	295	60 tons	750	Yes
Normand Pioneer(6)	1999	312	150 tons (A frame)	3,450	No
PS1(7)	1983	250	30 & 15 tons (2 cranes)	N.A.	Yes
PS2(7)	1982	304	50, 30 & 15 tons (3 cranes)	N.A.	Yes
PS3(7)	1983	304	50 & 5 tons (2 cranes)	N.A.	Yes
M/ V Dove	N.A.	279	300 tons	N.A.	No

(1)	Owned by Technip-Coflexip or its consolidated subsidiaries.

(2)	Chartered to Petrobras until mid 2003.

(3)	Reelship.

(4)	Leased from Lombard Leasing Facilities Limited pursuant to a lease which is extendable on a year-to-year basis.

(5)	Leased from Fitzroy Finance Limited pursuant to a long-term capital lease expired in 2001 and extendable on a year-to-year basis.

(6)	Leased from Solstad pursuant to a frame agreement for charter of 1,000 days over a five-year period commencing in January 1999 with a minimum charge of 180 days per year.

(7)	Owned by SEAMEC, of which we own 58.23%.

      The Sunrise 2000 was converted in March 1995 into a deep water flexible pipe laying vessel. We have chartered the Sunrise 2000 to Petrobras until mid 2003. We made further improvements to the Sunrise 2000, completed in 1999, to enhance its ability to lay multiple pipelines simultaneously in water depths of up to 2,000 meters. Such enhancements have been recognized by Petrobras by extending our original charter contract with an increase in charter remuneration.

      The CSO Apache is our vessel for installation of steel pipelines using the reel method. The vessel can carry a maximum load of approximately 2,700 short tons of steel pipeline up to 16 inches in diameter. The dynamically positioned ship then lays this pipeline, which has been welded onshore in one continuous length, onto the ocean floor through a purpose-built straightening and tensioning system. This vessel broke the world record early in 1998 for the installation of rigid reeled steel pipeline in a water depth of 1,373 meters. We upgraded the CSO Apache during the winter of 1994/1995 and made subsequent alterations to her pipelay system in 1997 to enable her to carry out deepwater pipelaying.

      Our new vessel CSO Deep Blue began operations in the summer of 2001 after the installation of its pipelay system in Holland. The CSO Deep Blue is capable of installation of both rigid and flexible pipe at 2,500 meters water depth. The vessel’s payload of 8,000 to 10,000 tons, depending on product mix, is considerably larger than that of most other infield pipelay vessels, which will easily allow the CSO Deep Blue to complete large developments in a single mobilization.

      As part of our program of maintaining the world’s most advanced fleet of subsea construction vessels, we significantly upgraded our vessel CSO Constructor in 2001, expanding its lifting capacity and adding two additional cranes. In addition, in January 2001, we scrapped our Flexservice vessel and in December 2001 we sold our M/ V Kitt container carrier vessel.

Diving Support Vessels

      Diving support vessels are designed to be support platforms for subsea operations. In addition to diving facilities, the decks of these vessels include a large working space for the storage of equipment and large cranes for the deployment of hardware onto the seabed. These cranes are often computer controlled to compensate for the motion of the ship. Diving support vessels also have sophisticated power management systems that are linked with their dynamic positioning computer to ensure that they maintain their position in most weather conditions. Prior to the development of diving support vessels, diving systems were deck mounted on traditional construction barges. Diving support vessels incorporate a saturation diving system that enables divers to live at worksite-simulated ambient pressure. As a result, less time is spent at various decompression stages and more actual diver construction work can be accomplished than through the use of older methods.

      All ten of our diving support vessels are Class 1, which are the most modern and largest (typically 250 to 350 feet long). Our diving support vessels are rated for diving operations down to approximately 1,500 feet and are fitted with saturation diving systems and cranes. Six of our diving support vessels have cranes with lift capacity in excess of 100 tons each. These six vessels are CSO Seawell, CSO Wellservicer, CSO Marianos, CSO Orelia, CSO Alliance and CSO Venturer. All of our diving support vessels are also fitted with helicopter landing pads.

Equipment for Subsea Work

      We own and operate subsea equipment consisting principally of multipurpose ROVs, hyberbaric welding spreads, powered reels and other diving equipment.

      We have a fleet of 16 work class and five observation ROVs (the majority of which are manufactured by the group, which consists of state-of-the-art-work-class ROVs for use in conjunction with diver and diverless tasks using specially developed tooling packages, work class ROVs used primarily for less complex diverless tasks, and observation and work class ROVs used for diver surveillance and certain lightweight construction and inspection work where the use of divers is not flexible.

      As part of our installation activities, we provide trenching services in regions where pipelines are required to be buried beneath the seabed. Trenching is performed almost exclusively in the North Sea where pipeline burial is required by local regulations and arrangements with the fishing industry. We have developed our own remote-controlled machines for trenching flexible pipe and control umbilicals. We also own a modern plowing spread for the trenching of rigid steel pipelines. We own three VLSs for the installation of flexible pipe in deep water. Two of our vessels are already equipped with VLSs and the third is retained for use on a vessel as needed within the group’s fleet.

      We also own two hyperbaric welding spreads. These spreads enable divers to weld pipelines on the seabed in a dry environment. The spreads incorporate all the hardware necessary for underwater lifting and aligning of pipelines prior to welding, together with all the necessary surface hardware and software for operating the systems, and include instrumentation and surveillance systems which monitor the quality of welds and the safety of personnel.

Raw Materials and Suppliers

      The projects we manage as well as our own operations require various raw materials, parts and components. There are multiple suppliers for all of the raw materials, parts and components we require and we have never experienced a material supply interruption.

      Our principal raw material requirements for manufacturing flexible pipe include stainless steel strips, carbon steel wires and a variety of specialized plastics. We purchase stainless steel and carbon steel from major European suppliers at prices that are renegotiated each year and that apply to all our factories. Some of the raw materials used by our Brazilian plant are purchased from local suppliers. We purchase most of the steel wire used in flexible pipe manufacturing from Trefileurope and the Bekaert Group pursuant to fixed-price supply contracts renewable at the end of each year. Qualification programs have been undertaken with Bekaert for the supply of a wider range of wires as Trefileurope currently remains our only external source for several types of steel wire. The full qualification program is scheduled for completion in early 2002 at which time Bekaert should be capable of delivering the full range of steel wire we use. Should Trefileurope fail to produce certain steel wire materials or to make them available to us at reasonable prices prior to completion of this qualification program, we would need to develop alternative sources of supply, utilize substitute materials or pay more for such materials, any of which could result in temporary business interruptions or adversely affect the cost of our products.

      We purchase certain specialized plastics required for manufacturing flexible pipe almost exclusively from Atofina, a subsidiary of TotalFinaElf, which is the indirect corporate parent of a principal holder of our voting securities. The purchase contract for such plastics was renewed in 2000. See “Item 7. Major Shareholders and Related Party Transactions”. Should Atofina fail to produce some of these materials or to make them available to the Group at reasonable prices, we would need to develop an alternate source of supply or utilize substitute materials, either of which could result in temporary business interruptions or adversely affect the cost of our products. In an effort to diversify its sources, we have developed certain plastics products with two other major chemical companies that meet our specifications and that could provide such an alternative source of supply.

      We maintain stable relationships with our principal suppliers and have not experienced difficulty obtaining adequate quantities of high quality raw materials to meet our manufacturing requirements. We continually attempt to develop alternate sources of supply for certain of our most essential raw materials.

Insurance Coverage

      We obtain appropriate and specialized insurance to cover construction and financing risks for each project, umbrella professional liability insurance for the group, and generally maintain comprehensive insurance covering our assets and operations at levels which we believe to be appropriate. Loss or damage to our products during installation is generally covered by “builder’s all risks” insurance that, in general, is maintained by the customer. We are presently studying the feasibility of complementary alternative insurance solutions, to benefit from complementarities in our various exposure coverages. We are also currently in the process of integrating our professional liability coverage as a result of the business combination.

      We maintain loss of hire insurance with respect to some of our vessels and protection and indemnity insurance with respect to all of our vessels. We carry hull and machinery insurance for our vessels covering total loss and significant repairs, including certain mechanical breakdowns. The total loss coverage under these policies is generally in an amount equal to the vessel’s appraised value. We also maintain insurance policies against certain liabilities arising from defective products or faulty installation. Among other types of insurance, we additionally maintain business interruption insurance for each of our manufacturing units at Le Trait, France, Newcastle, England, and Vitoria, Brazil.

      We do not anticipate difficulty in maintaining adequate levels of insurance. However, we can give no assurance that insurance coverage or contractual indemnities will be adequate in all circumstances or against all hazards, or that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

Environmental Matters and Other Governmental Regulation

Industrial risks related to environmental matters

      From time to time and to varying extents, political developments and national and local laws and regulations pertaining to offshore oil and gas operators affect our operations. In particular, price controls, taxes and other laws relating to the oil and gas industry and the environment and changes in laws and regulations relating to such matters may affect oil and gas production operations. Such developments may directly or indirectly affect us. Laws or regulations in some countries may require us to obtain licenses or permits in order to bid on contracts or otherwise conduct its operations. Some countries may require that we enter into a joint venture, agency or similar business arrangement with local individuals or businesses in order to conduct business in those countries. At present, we are not operating in any country in which a license or permit to bid on contracts is required. In the past, we have entered into joint ventures with local individuals or companies in order to bid as a local company where we felt this would be advantageous, but not because we were compelled to do so by law.

      Our operations are subject to numerous environmental regulations in each of the jurisdictions in which we operate. Local, national and international laws and regulations concerning land use, air emissions, discharges to waters, the generation, storage, handling, transportation and disposal of hazardous materials, the remediation of ground and water contamination, and the protection of the environment also govern our activities. In addition, in some jurisdictions our manufacturing activities may be subject to the prior granting of environmental licenses or permits.

      We use a wide variety of products and substances in our operations, some of which are potentially hazardous to health and the environment. With the exception of products arising from the commissioning process associated with the final delivery of chemical and refinery plants, we do not manufacture or transport hazardous products. Wherever practicable, bulk quantities of chemicals, paints, fuel oils, diesel, petrol, and similar materials are limited to the minimum amount sufficient to support the immediate needs of the operation so as to reduce the scope of any accidental discharge. We handle the by-products of manufacturing to minimize environmental impact and dispose of them in accordance with applicable legislation.

      The hydrocarbons carried by vessels in our fleet are principally the supplies necessary to provide power, propulsion and support ancillary machinery. All of our vessels fully comply with International Maritime Organisation codes regarding prevention of pollution and they conduct regular drills in emergency procedures with the equipment held onboard. As far as is possible, we segregate waste streams produced onboard for disposal. Where we send material ashore for disposal, authorised/licensed contractors are used.

      Our operations are also subject to numerous other government regulations, including those relating to the construction and equipping of offshore platforms and other offshore installations, marine vessel safety, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers.

      The maritime laws and the diving and health and safety regulations of the jurisdictions in which we operate govern our operations in these areas. In the North Sea, these regulations govern working hours and a specified working environment for divers, as well as standards for diving procedures, equipment and diver health. The North Sea standards are the most stringent worldwide. In the absence of any specific regulation in other geographic locations, our offshore branch adheres to standards set by the International Marine Contractors Association and the International Maritime Organisation.

      In several of the countries in which we conduct our operations, notably Malaysia, China, Angola, Nigeria and Venezuela we are required to obtain special permits to operate. We believe we are in compliance with all material environmental and other government regulations relating to our operations.

      A number of our sites are certified to the ISO 14001 Standard for Environmental Management Systems and we continue to work towards a goal of all entities of the Group complying with ISO 14001. All vessels in our offshore fleet comply with the International Maritime Organisation International Safety Management (ISM) Code and vessels operated out of Aberdeen (all but the three SEAMEC vessels: PS1, PS2 and PS3) comply with the Det Norske Veritas SEP (Safety and Environmental Protection) Class. We have made investments in plant and equipment to reduce consumption of raw materials used in manufacturing and fabrication processes, as well as to recycle waste materials and minimize the impact of discharges to land, air or water.

      An organisation with a strong focus on risk-management, we are committed to delivering a safe workplace for employees, customers, visitors and local communities. In 2001 the Onshore and Offshore/Downstream segments each delivered our best Health & Safety performance on record. However, we deeply regret one fatal accident involving a vehicle at one of our construction sites and another early in 2002 at a fabrication yard. We continue to strive for an accident-free worksite and are steadily introducing OHSAS 18001:1999, a standard for Occupational Health and Safety Management Systems. In 2001 we commissioned an independent survey of the Onshore Branch by Dupont Consulting and the Management Board has committed to implementing all the recommendations.

      We maintain what we consider to be adequate pollution insurance coverage for sudden and accidental pollution, emanating from our own products and vessel fleet.

      Although compliance with various governmental laws and regulations has not in the past resulted in a material adverse effect on our historical financial condition or results of operations, no assurance can be given that compliance with such laws or regulations will not have a material impact on our business in the future.

Legal risks related to environmental matters

      We are subject to national and international agreements and conventions which impose liability for environmental damage arising from fuel spills from plants, oil platforms, pipelines, storage tanks or vessels operated by us or our sub-contractors for which the Group maintains adequate insurance. Our operations are subject to the usual hazards inherent in providing engineering and construction services for the hydrocarbon/ petrochemicals industry, such as the risk of equipment failure, work accidents, fire or explosion. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage, pollution and environmental damage. We may be subject to claims as a result of these hazards. We may also be subject to claims resulting from the subsequent operations of facilities we have delivered. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. In some of the jurisdictions in which we operate, environmental and workers’ compensation liability may be assigned to us as a matter of law. Clients and subcontractors may not have adequate financial resources to meet their indemnity obligations to us. Losses may derive from risks not addressed in our indemnity agreements or insurance policies, or it may no longer be possible to obtain adequate insurance against some risks on commercially reasonable terms. Failure to effectively cover ourselves against engineering and construction industry risks for any of these reasons could expose us to substantial costs and potentially lead to material losses. Additionally, the occurrence of any of these risks could hurt our reputation.

      We operate in a number of different jurisdictions that have various types of governmental laws and regulations relating to the discharge of oil or hazardous substances and the protection of the environment. Pursuant to these laws and regulations, we could be held liable for remediation of some types of pollution, including the release of oil, hazardous substances and debris from production, refining or industrial facilities, as well as other assets we own or operate or which are owned or operated by either our customers or our sub-contractors. Environmental remediation costs could be significant and cause us to incur a substantial loss.

      We could potentially be held liable for releases of fuel oil and hazardous materials from offshore oil platforms, pipelines, storage tanks and other installations that we have engineered, constructed or installed, or are in the process of so doing. For these projects, we seek to negotiate our contracts to include a cap for potential environmental damages and we require indemnity agreements from our customers and sub-contractors requiring these persons to indemnify us up to an agreed amount for some claims and liabilities relating to environmental damage.

Corporate History

      Technip was incorporated under French law in 1958 by IFP to develop expertise in engineering and construction services. IFP remains a major shareholder, holding 7.87% of our share capital as of December 31, 2001, representing 7.79% of our voting rights. Our other major shareholders, TotalFinaElf which, as of December 31, 2001, owned 4.68% of our share capital, representing 8.34% of our voting rights and Gaz de France which, as of December 31, 2001, owned 6.36% of our share capital, representing 12.58% of our voting rights, acquired their original holdings in Technip in 1965 and 1984, respectively.

      During the period 1984 to 1986, as a result of depressed conditions in the hydrocarbon and petrochemical construction market and because we entered into contracts providing inadequate margins, we experienced serious cash flow difficulties and subsequently entered into a reorganization agreement with our shareholders and principal lending banks. This reorganization agreement involved, among other measures, a significant reduction in our workforce. Since the reorganization and subsequent change of management, we have not experienced similar difficulties.

      In 1994, we became a publicly traded company in France when our shareholders conducted a French retail and international institutional offering of our shares. In 1999, we carried out a corporate restructuring which transformed us into a pure holding company through the transfer of all our engineering and construction operations to Technip France, a wholly owned subsidiary. In October 2001, we acquired directly and indirectly 98.36% of the share capital of the subsea engineering specialist Coflexip. See “— The Technip-Coflexip Business Combination.” At the same time, we listed American depositary shares on the New York Stock Exchange under the symbol TKP.

      As described elsewhere in this prospectus, we acquired additional significant new subsidiaries and affiliates in 1999 and 2000. In 2001, prior to our business combination, Coflexip acquired the businesses making up the Deepwater Division in a trade sale from Aker Maritime. Today, over 25 wholly owned subsidiaries and 90 other subsidiaries and affiliates in some 24 countries make up the Technip-Coflexip group. Our registered and executive offices are located at Tour Technip-Coflexip, La Défense 6, 92973 Paris La Défense Cedex, France (telephone: (011-33-1) 47 78 21 21).

      We are organized as a société anonyme under French law. Under our bylaws (statuts), our corporate existence expires on April 20, 2057. The duration of our corporate existence may, however, be extended by our shareholders at an extraordinary shareholders’ meeting.

Item 5.     Operating and Financial Review and Prospects

Overview

      The following discussion is based on information derived from our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. In addition, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under “Item 3. Key Information — Risk Factors” and elsewhere in this document. You should read the following discussion together with our audited consolidated financial statements for the fiscal years ended December 31, 2001, 2000 and 1999, included in this annual report.

General

      On January 1, 1999, the euro was introduced as the common legal currency of eleven member states of the European Union, including France. We have prepared our Consolidated Financial Statements in French francs and have adopted the euro as our reporting currency for the periods after January 1, 1999.

      Taken as a whole, our operations are not seasonal or otherwise cyclical, because of our geographic diversity of operations and mix of upstream and downstream projects, although individual contracts may be subject to seasonality, primarily due to the effect of weather conditions on construction activity particularly in the North Sea. In addition, our upstream oil and gas activity is typically characterized as a cyclical industry. To date, however, our business in this sector has shown relatively steady growth, regardless of the external economic conditions.

The Technip-Coflexip Business Combination

      On October 11, 2001, we completed two simultaneous exchange offers which resulted in our holding 98.36% of the share capital and 98.54% of the voting rights of Coflexip and 99.05% of the share capital and voting rights of ISIS. We have consolidated the results of both of these companies into our consolidated financial results starting on October 1, 2001. Prior to October 1, 2001 we accounted for Coflexip using the equity method to reflect the 29.4% minority interest we held in that company prior to the completion of the Coflexip exchange offer. For a description of this minority interest, see “— Changes is Scope of Consolidation-Coflexip Stena Offshore”, below. Prior to the ISIS exchange offer, we had no financial interest in ISIS.

      In 2000, their last full financial year prior to our acquisition of control, Coflexip generated consolidated revenues of € 1,064.6 million and net income of € 222.7 million, and ISIS generated consolidated revenues of € 165.1 million and net income of € 87.1 million. ISIS’s net income in 2000 reflects the significant contributions under the equity method of its approximately 17.5% interest in Coflexip (an equity contribution of € 158.5 million) and 11.3% interest in us (an equity contribution of € 21.3 million).

      In Note 2 of our audited consolidated financial statements included in this annual report at Item 18 we present pro forma financial information indicating our financial results as if our acquisition of Coflexip, both directly through the Coflexip tender offer and indirectly through the ISIS tender offer, had taken place on January 1, 2001. In accordance with French GAAP, our audited historical financial statements included in this annual report reflect this acquisition as of October 1, 2001, and therefore do not describe a full twelve months of combined results. We caution you, however, that the pro forma financial results are not a substitute for our audited historical financial statements and do not necessarily show what our combined results would have been had our acquisition of Coflexip in fact taken place on January 1, 2001. Because our audited consolidated balance sheet as of December 31, 2001, included in this annual report already reflects the full consolidation of Coflexip, we have not prepared a pro forma balance sheet.

Changes in Scope of Consolidation

      We have made significant acquisitions and disposals, which are material to your understanding of our financial condition and results of operations. In addition to the Technip-Coflexip business combination, we describe below the principal changes in our scope of consolidation occurring between January 1, 1999 and December 31, 2001.

      UTC Projectos e Consultoria SA. In October 2001 we finalized the acquisition (100%) of the privately owned UTC Projectos e Consultoria SA. We acquired this Brazilian engineering and construction company to develop its activities in the upstream sector and especially in deep-water field development.

      Coflexip Stena Offshore. In April 2000, we acquired a 29.7% interest in Coflexip, the parent company of the Coflexip Stena Offshore offshore upstream engineering and construction group. Following the public exchange offer with a cash election initiated by us for Coflexip shares on July 3, 2001, we now hold 98.36% of the share capital and 98.54% of the voting rights of Coflexip. In 1999, the year prior to our first acquisition, Coflexip reported net sales of € 1,017.0 million and net income of € 89.6 million. We accounted for our interest in Coflexip from April 19, 2000 to September 30, 2001 using the equity method of accounting. In January 2001, Coflexip significantly expanded its operations through its cash acquisition of the Deepwater Division, which reported sales of approximately € 390 million in 2000.

      KTI/MDEU. In March 1999, we finalized our acquisition from Mannesmann AG of the KTI group of engineering and construction companies and the engineering divisions of Mannesmann known as MDEU. In 1999, these businesses generated aggregate consolidated net sales of € 849.1 million and aggregate operating income of € 7.1 million.

      Krebs-Speichim. In 1997, we set up the Krebs-Speichim joint venture through the combination of an existing business unit with a subsidiary of Cogema, the French nuclear energy specialist, in order to improve our market share in the fine chemicals and pharmaceutical industries. In 1999, Krebs-Speichim and its consolidated subsidiaries, for which we accounted for under the proportionate consolidation method, contributed € 75.2 million to our consolidated net sales. In September 2000, we acquired from Cogema the 50% of Krebs-Speichim that we did not already own.

     Critical Accounting Policies

      Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to your understanding of our financial position and results of operations. Because the application of these policies requires the exercise of significant judgment by us, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

     Revenue and Cost Recognition

      Because most of our sales are generated under long-term contracts, the performance of which generally exceeds two fiscal years, the manner in which we recognize revenues and costs on these contracts is material to your understanding of our financial condition and results of operations.

      Backlog represents the total amount of revenues we expect to recognize in the future as a result of performing work under signed contracts on which we have received a down payment and for which our client has arranged financing, where applicable. Typically, on multiannual contracts, no more than approximately 20% of the revenue from a new contract is recognized within the first year from the date of the order intake of that contract. Consequently, the amount of revenue recognized during the fiscal year in which order intake occurs depends not only on the size of a contract but also on how late in the fiscal year the order intake occurred in order for earned income to be generated prior to the end of the fiscal year. The majority of our revenue is generated by two-to three-year contracts, with earned revenue recognized according to the percentage of completion of the various items of the contract.

      Our revenue recognition accounting policy is based on the percentage-of-completion method on a contract- by-contract basis, except for some non-significant contracts for which revenue is recognized when the service has been rendered. Use of the percentage-of-completion method requires us to make estimates of our future gross margin under the related contract. We estimate the future gross margin based on a combination of factors, including our experience in the businesses and in the geographical region we operate, and market condition in that region. For lump-sum turnkey long-term contracts to the completion of early phases such as engineering design, confirmation of significant orders, and assurance that field conditions are satisfactory, is necessary to firmly assess identified risks and to estimate with sufficient precision the total future costs as well as the expected timetable. As a result, we recognize the related positive gross margin when the projected gross margin can be estimated more precisely, contract by contract.

      In accordance with our procedures, throughout the lives of our long-term contracts we review and periodically revise their gross margins.

Goodwill amortization and Impairment of long-lived assets

      We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to 25 years. We select the period of benefit based on the strategic significance of the asset acquired.

      We assess the impairment of identifiable intangibles, long-lived assets and goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

      When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare for each group of assets their carrying value with its estimated realizable value based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between the carrying value and the estimated realizable value.

     Principal Differences Between U.S. GAAP and French GAAP

      The principal difference between U.S. GAAP and French GAAP that affects us is the difference in accounting for contract costs and contract bid costs. The treatment of post-employment benefits and employee stock plans under U.S. GAAP and French GAAP are also material to our results for the periods presented. For a summary of differences between the French GAAP and U.S. GAAP, see Note 29 to Technip-Coflexip’s Consolidated Financial Statements included elsewhere in this prospectus.

      Under French GAAP, some General and Administrative costs are recorded as contract, and are consequently recorded as a component of “Cost of Sales”. Under U.S. GAAP, General and Administrative costs not directly related to contracts are to be recorded when expensed. As a result, revenue and gross margin recorded on contracts are different under French GAAP and U.S. GAAP.

      Under French GAAP, we capitalize contract bid costs directly attributable to a future contract, the signature of which can be reasonably expected. We transfer these deferred costs to the contract costs once the contract is obtained or, if not obtained at year-end, we depreciate them according to the probability of success assessed for each outstanding offer. Under U.S. GAAP, these costs are expensed as incurred.

      In conformity with French GAAP, prior to 1999 we recorded reserves to cover potential overruns on contracts performed in countries we considered to be subject to geopolitical risk. At year end 1999, we reversed this reserve. We currently identify individual contracts, which are subject to risk, including notably geopolitical and country risks, and record reserves to cover the probability-weighted estimated risks. Under U.S. GAAP, we would not have been permitted to record either of these reserves, because they do not fulfill all of the criteria set forth in SFAS No. 5, “Accounting for Contingencies”.

      Under French GAAP, we accrue pension and other post-employment benefits in accordance with the practices prevailing in the country of employment. For the purpose of our U.S. GAAP reconciliation, we have harmonized valuation methods and assumptions and recognized the plans as if we had consistently applied U.S. GAAP.

      Under French GAAP, we record common shares issued upon the exercise of options granted to employees and directors as an increase in share capital at the exercise price on the exercise date. We hold treasury shares to settle qualified employee deferred stock purchase plans, and, in accordance with French GAAP, do not record compensation expense on stock-based employee plans. Under U.S. GAAP, APB Opinion No. 25 defines conditions to classify plans such as compensatory or non-compensatory. If a plan is deemed to be compensatory, APB Opinion No. 25 requires that compensation arising from the plans be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the fair value of the share at the grant date and the employee exercise price. Compensation expense for compensatory stock-based employee plans is recognized over the vesting period.

      Under French GAAP, we record foreign currency transactions on long-term contracts at the contract exchange rate established under the foreign exchange instruments into which we enter. Under U.S. GAAP, we record foreign currency transactions at the spot rate except for that portion of the transaction, which is hedged with a financial instrument, which we record at the hedged rate.

      Under French GAAP, we translate monetary assets and liabilities denominated in a foreign currency into euro at year-end, except for “contracts-in-progress” and “progress payments on contracts” accounts. We record the resulting exchange gains and losses in our income statement. We record a reserve for unrealized exchange losses, except if related to a hedged transaction denominated as a hedge. Under U.S. GAAP, we include in net income exchange gains or losses resulting from the adjustment of balances denominated in a foreign currency, except if related to a contract designated as a hedge. Since January 1, 2001, we record all exchange gains and losses in our net income in accordance with Statement of Financial Accounting Standards No. 133 (“SFAS No. 133”).

      Under French GAAP, we record realized and unrealized exchange gains and losses related to long-term contract assets and liabilities as operating income. Under U.S. GAAP, we record such exchange gains and losses as financial result.

      Under French GAAP, we do not record the fair values of the derivatives instruments related to future transactions on our contracts. Until December 31, 2000, the fair values of these derivative instruments were not recorded under U.S. GAAP. Since January 1, 2001, for U.S. GAAP purposes, we record every derivative instrument (including certain derivative instruments embedded in other contracts) in accordance with SFAS No. 133 in our balance sheet, either as an asset or liability measured at its fair value. We report the changes in these fair values either in shareholders’ equity if specific hedging criteria are met or in the income statement. Special accounting for qualifying hedges allows a derivative instruments gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. We recorded the effect as of January 1, 2001 of the adoption of SFAS No. 133 as a cumulative effect of change in accounting principle.

      Under French GAAP, goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired. Under U.S. GAAP, goodwill resulting from business combinations initiated after June 30, 2001 is no longer amortized.

      After acquiring the interest in Coflexip, we were unable to perform a complete valuation of the assets and liabilities acquired. Accordingly, we could not precisely identify the difference between the cost of our investment in Coflexip and the net assets acquired, and therefore elected under French GAAP to amortize the goodwill over a 20 year period based on an overall analysis of goodwill components at the date of acquisition. We recognized the subsequent gain reported by Coflexip on the sale of Cal Dive securities as a separate non-operating line as described in Note 2(b). For U.S. GAAP purposes, we reduced our share of the gain recorded by Coflexip on its disposal of Cal Dive securities. The amount recognized under U.S. GAAP was the difference between the selling price and the fair value of the Cal Dive securities at the date of the acquisition of the 29.7% interest in Coflexip. Goodwill amortization was reduced accordingly.

      Recently Issued Accounting Pronouncements

      Accounting for Business Combinations and Goodwill and Other Intangible Assets. In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 establishes accounting and reporting standards for business combinations and is effective for all business combinations consummated after June 30, 2001. SFAS No. 141 is not anticipated to have a material effect on our financial results. We use the provisions of SFAS No. 141 to account for our acquisitions of Coflexip and ISIS. SFAS No. 142 establishes accounting and reporting standards for goodwill and intangible assets, requiring impairment testing for goodwill and intangible assets, and the elimination of periodic amortization of goodwill and certain intangibles.

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time. We adopted SFAS No. 142 on January 1, 2002 and do not anticipate that the adoption of SFAS No. 142 will have a material impact on our results of operations, financial position or cash flow. We will not reclassify intangible assets in reported goodwill. At the year ended December 31, 2001, we recorded amortization of €61.3 million related to goodwill and indefinite lived assets.

      Accounting for Asset Retirement Obligations — In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

      We expect to adopt SFAS No. 143 on January 1, 2003 and have not yet determined the impact that it will have on our results of operations, financial position or cash flows.

      Accounting for the Impairment or Disposal of Long-Lived Assets — In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively.

      We adopted SFAS No. 144 on January 1, 2002 and have yet not determined the impact that it will have on our results of operations, financial position or cash flows.

     Segment Reporting

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The objective of this statement is to provide users of financial statements information about the different types of business activities in which a company engages and the different economic environments in which it operates. Subsequent to our business combination with Coflexip, our management has structured our operations into three branches that we utilize as reporting segments. These branches are the Offshore sector, which comprises the offshore business units of Technip and substantially all of the operations of Coflexip, the Onshore/ downstream sectors, which comprises the Technip hydrocarbons activities not accounted for in the offshore sector, and the Industries sector, which comprises our activities outside the hydrocarbons industry. Prior to the business combination and subsequent management reorganization, our operations were managed in four segments: a production segment, now split between the Offshore and Onshore/ downstream segments, a refineries segment and a petrochemicals segment, now included in our Onshore/ downstream segment, and an industries segment corresponding to our current Industries segment. Our acquisition of ISIS has not had a material impact on any of our segments, beyond increasing our equity interest in Coflexip. Prior to the Technip-Coflexip business combination, Coflexip’s management had determined its reporting segments were based on geographical location. Substantially all of Coflexip’s operations are now accounted for in our Offshore segment. For the avoidance of doubt, we note that the definition of geographic zones applied by Coflexip prior to the Technip-Coflexip business combination does not correspond to the definition used by the new group. In addition, Coflexip’s prior allocation of project revenues to each of its four regional segments is based on the region of the affiliate which conducted the project, while our geographic allocation project revenues reflects the region in which the project is located.

     Foreign Currency

      In each of the three years in the period ended December 31, 2001, approximately 60% of our net sales were denominated in a currency other than our reporting currency, the euro. Our principal non-euro currency during this period was the U.S. dollar, which made up approximately 50% of net sales and approximately 25% of operating expenses. In 2001, fluctuations between the euro and other currencies, notably the dollar, had a positive effect on our consolidated net sales amounting to approximately € 14.5 million. In addition to the dollar and euro, other important operating currencies for us include the Japanese yen, British pound and Malaysian ringitt. For a detailed description of our exposure to foreign currencies and currency hedging instruments, see “Item II. Qualitative and Quantitative Disclosures of Market Risk”.

      Our policy is to naturally hedge a substantial portion of our contracts by matching the currency of our own equipment purchases and subcontractor payments to the currency in which we will ourselves receive payment. Subsequently, we manage our foreign currency exposure on the portion of anticipated foreign currency cash flows that is not naturally hedged by entering into standard financial instruments such as forward exchange contracts or options. We do not enter into financial instruments for trading or speculative purposes.

      Foreign currency exposure. During the bid period, our currency exposure derives from the fact that exchange rate movements between the date as of which we calculate our projected costs and resulting bid and the date on which the contract is awarded could negatively affect our expected margins. We manage our currency risk exposure, primarily, by submitting multicurrency bids matched to the expected currency of expense and secondarily, to the extent necessary, by insurance contracts and, to a limited extent, options.

      Foreign currency transactions. Foreign currency transactions are translated into euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts which are translated using the contract rate based on foreign currency hedging. At year end, monetary assets and liabilities denominated in foreign currencies are translated into French francs at the exchange rate prevailing at that date except for contracts-in-progress accounts and progress payments received from long-term contract customers which are recorded at the contract rate. The resulting exchange gains or losses are recorded in the income statement.

Recent Developments and Outlook for 2002

     Recent Developments

      In the first months of the current year, we booked several important contracts into our backlog. In January, Tukmenneftegas awarded us a € 130 million contract for the design and construction of a diesel hydrotreating plant at the Turkmenbashi refinery in Turkmenistan. Additionally, Saudi Arabian Company (Saudi Aramco) awarded us a substantial turnkey project for the extension of the Berri gas complex to treat additional volume of gas originating from the Quatif field, which is currently under development. This extension will bring the annual gas treatment capacity of the complex from 3.5 billion cubic meters to 8.7 billion cubic meters upon completion. The sulfur recovery capacity of the complex will also be increased from 1,330 metric tons per day to 3,313 metric tons per day. Our involvement will include project management, engineering services, sourcing of equipment and materials, construction as well as startup and commissioning. Also in our Africa/ Middle East region, the Oman-India Fertilizer Company has awarded our 50/50 joint venture with Snamprogetti a turnkey contract worth approximately U.S.$ 770 million for the design and construction of a fertilizer complex in Oman having two 1,750 tons-per-day ammonia plants, two 2,650 tons-per-day urea plants, and two granulation units. This project, which we believe will be the largest grass-roots fertilizer plant in the world, builds on Oman’s gas resources to develop local industry. This contract will enter our backlog once financing is finalized, and is expected to be completed 35 months after the coming into force of the contract.

      Our net sales for the three-month period ended March 31, 2002 amounted to € 1,075.7 million. Our pro forma net sales for the comparable period in 2001 were € 1,089.6 million. The table below describes in percentage terms the breakdown of our net sales by business segment in each of the three-month periods ended March 31, 2002 (historical) and 2001 (pro forma). Our earnings before interest, taxes, depreciation and amortization amounted to € 72.0 million in the first quarter of 2002 compared to € 107.5 million on a pro forma basis for the comparable period in 2001. In the first quarter of 2002, we recorded a net loss of € 13.3 million, but had net income before exceptional items and goodwill amortization of € 16.1 million. Because our portfolio of contracts is relatively concentrated and the percentage of completion method of accounting used for our mainstay multi-year turnkey contracts does not contribute equally to each quarter during which a contract is executed, your analysis of our operations should view our quarterly results in light of other factors including our annual results and backlog. We also caution you that our quarterly results in our Offshore segment are somewhat seasonal, with reduced activity in the North Sea during the first and last quarters of the year on account of weather conditions.

Net Sales by Business Segment

	Three Months Ended
	March 31,

Segment	2002	2001

		(pro forma)
Offshore	45.2%	41.0%
Onshore/ Downstream	46.7%	50.9%
Industries	8.1%	8.1%

Total	100%	100%

      Our backlog at March 31, 2002 amounted to a record € 5,555.0 million, a 12.7% increase over backlog at December 31, 2001. Our order intake accelerated during the first quarter of 2002 to € 1,703 million, a 28% increase over the comparable pro forma figure for the first quarter of 2001.

      At the end of January 2002, we issued convertible/exchangeable bonds in a nominal amount of € 793.5 million which we applied to the reimbursement of our Coflexip acquisition financing. See “— Liquidity and Capital Resources”, below.

     Outlook

      In 2002, we expect that offshore activities in the North Sea will be stable in the British zone, with a strong showing by tie-back contracts performed for independent operators. In the Norwegian zone, the marketing slowdown experienced in 2001 is likely to result in reduced earnings in 2002. However, numerous calls for bids are currently being issued, principally by the major exploration and production groups and focused on large infrastructure projects that we expect to be awarded in 2002 leading to increased activity in 2003. Building on a market leading position for subsea services in the Gulf of Mexico achieved in 2001 with our commissioning of CSO Deep Blue, our level of offshore activity in the Americas should be strong as we execute SURF and SPAR contracts entered into backlog in 2001 and local operators continue to develop additional deepwater fields. We also anticipate that our activities in the Americas will benefit from margins in Brazil moving more in line with the rest of the world as more highly integrated contracts are put to bid and surtaxes on foreign products are removed. In West Africa, several major calls for bids which have been delayed, in some cases for several years, are expected to be opened in 2002, leading to sustained SURF activity in our Africa/ Middle East zone.

      In 2002, we expect that important drivers of our Onshore/ Downstream activities will be the continued development of gas resources, particularly through petrochemical projects in the Middle East (see “— Recent Developments,” above) and liquefied natural gas projects globally, as well as refinery projects motivated by new refinery product specifications coming into force in Europe and the United States by 2005.

      While our fiscal years 2000 and 2001 benefited from the completion of major contracts that came into force in 1997 and 1998 (notably Midor in Egypt, Sincor in Venezuela and OGD II in Nigeria), we were not scheduled to complete any contract of similar size in the first quarter of 2002. For 2002 taken as a whole, our current expectation is that our Onshore/ Downstream Branch and our Industries Branch will in the aggregate experience a decline in revenues on the order of 10%, as a result of the slowdown in order intake experienced in 2000 — 2001 and the absence of any major contract scheduled for completion in 2002. As a result of these factors, we expect the aggregate operating margin for these branches to fall between 4% and 5% in 2002, as compared to 6% and 7% in the two preceding years. Overall, we expect our net sales and earnings before interest, taxes, depreciation and amortization in 2002 to be largely in line with those achieved on a pro forma basis in 2001. Over the longer term, we expect that the accelerated order intake experienced since last fall combined with the timing of progress and completion of major projects in our backlog will contribute to both higher revenues and operating margins for our Onshore/ Downstream Branch and our Industries Branch in 2003 and 2004.

      Our priorities for 2002 are the following:

•	Integrate our teams in the Offshore sector and throughout the group;

•	Develop our anticipated integration synergies (global procurement, rationalization of structures and reduction of costs);

•	Successful bidding on at least one major deepwater development tender in West Africa; and

•	Successful bidding on at least one major liquefied natural gas project.

We caution you, however, that there can be no assurance of our ability to achieve these targets, which are subject to risks and uncertainties beyond our control. Our actual results could differ materially as a result of numerous factors including notably capital expenditures in the oil and gas industry, price levels of oil and gas, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

Technip “Stand-alone” Results

      An additional unaudited non-historical measure which we have prepared to assist in your analysis of our results of operations for the fiscal year ended December 31, 2001, are Techip “stand-alone” financial results of operations. Our stand-alone results have been calculated for the fiscal year 2001 as if neither the Technip-Coflexip business combination nor our related acquisition of ISIS had occurred and we had continued to account for our interest in Coflexip using the equity method at the 29.4% level for all twelve months of the fiscal year. This compares to our audited historical accounts where we accounted for our interest in Coflexip using the equity method at the 29.4% level through September 30, 2001, and thereafter using the full consolidation method with deduction of a 1.64% minority interest. The table below sets out selected unaudited “stand-alone” financial data for 2001, compared to the corresponding audited Technip financial data for 2000. We note that our consolidated accounts for 2000 reflects our initial minority interest in Coflexip only starting April 1, 2000, as a result of our date of acquisition of this interest and that our equity interest in 2000 was accounted for at the 29.7% level rather than at the 29.4% level used in 2001 as the result of dilution.

	Technip
	“stand-alone”	Technip
	(unaudited)	(audited)
Amounts in Millions except per share data	2001	2000

	(in million €, except shares and
	per share data)
Net sales	3,051.0	2,972.0
Cost of Sales	(2,703.0)	(2,680.8)

Gross Margin	348.0	291.2
Research and Development expenses	(13.3)	(7.2)
Selling, general and administrative	(111.7)	(85.1)

Operating Income before Depreciation and Amortization (EBITDA)	223.0	198.9

Depreciation and amortization other than goodwill	(19.5)	(16.3)

Operating income before goodwill amortization	203.5	182.6

Goodwill amortization	(41.6)	(26.7)

Operating income	161.9	155.9

Financial Result	(0.5)	5.8
Non-operating Income (Loss)	(6.6)	93.9
Income of equity affiliates	25.2	22.1
Minority Interest	(1.8)	(1.2)
Income taxes	(57.2)	(62.3)

Net Income	121.0	214.2

Non-operating Income (Loss)	6.6	(93.9)
Goodwill amortization	41.6	26.7

Net Income before non-operating income and goodwill amortization	169.2	147.0

Net Income Per Share	N/A	12.85
Net Income Per ADS(2)	N/A	N/A
Net Income per share (before non-operating income and goodwill amortization)	N/A	8.82
Net Income per ADS(2) (before non-operating income and goodwill amortization)	N/A	N/A
Number of shares on a fully diluted basis at year end(3)	N/A	16,664,584

	Technip
	“stand-alone”	Technip
	(unaudited)	(audited)
	December 31,	December 31,
	2001	2000

ASSETS(4)
Total Non-current Assets	3,684	1,051
Contracts in Progress	4,590	4,725
Other Current Assets	844	568
Cash and Marketable Securities	403	563

	9,521	6,907

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ Equity	2,398	766
Minority Interests	7	4
Provisions	234	233
Financial Liabilities	1,140	196
Progress Payments	4,943	4,896
Other Current Liabilities	799	812

	9,521	6,907

(1)	U.S. dollar amounts are provided for reader convenience only, converted at the rate of US$1.00 = EUR 1.1234.

(2)	One ADS is equal to one fourth of one ordinary share.

(3)	Does not include the Technip shares held by ISIS (1,847,376), nor does it include the dilutive effect of the convertible bonds which were issued early 2002.

(4)	The column referring to Technip “stand alone” presents the balance sheet of Technip “stand alone” including also the shares of Coflexip and Isis acquired in October through the tender offers financed by equity and debt, but before the consolidation of their balance sheets.

Technip-Coflexip Results of Operations for the Year Ended December 31, 2001 Compared to

the Year Ended December 31, 2000

Net Sales

      Our consolidated net sales for 2001 were € 3,546.0 million. This was an increase of 19.3% from net sales in 2000 of € 2,972.0 million and is largely due to our acquisition of Coflexip, the results of which have been consolidated since October 1, 2001. Coflexip contributed € 495.0 million of consolidated net sales for 2001. On a stand-alone basis, our consolidated net sales increased 2.7% to € 3,051.0 million in 2001 compared to 2000. This moderate growth reflects the slowdown in order intake which took place these past two years, where we continued, in a highly competitive market, to focus on expected contract margins rather than volume. Among the largest contributors to net sales in 2001, as a result of the size and state of progress on these contracts, were Q-CHEM (Quatar), Nigeria Train III (Nigeria), Sincor (Venezuela) and La Isla (Curaçao). Factors affecting the net sales contributed by Coflexip are discussed below in “— Coflexip Operating and Financial Review and Prospects-Operating Revenues”.

      Backlog. Backlog, an unaudited measure resulting from firm orders received during the year and previous years, less progress on contracts underway, was € 4,926 million at December 31, 2001, compared with € 3,410 million at December 31, 2000, or the aggregate € 4,770 million in backlog recorded at the same date by the entities making up the new group (of which approximately € 3,410 million was attributable to Technip, € 931 million was attributable to Coflexip and € 429 million was attributable to the Deepwater Division).

      During 2001, there was noticeable backlog growth in the Americas, principally in the offshore sector, with this region representing 33.8% of total group backlog at December 31, 2001. Coflexip (including the Deepwater Division) contributed € 1,887.0 million of our total backlog at December 31, 2001 of which more than half was in the Americas with the remainder principally in Europe and Russia/ Central Asia. Approximately 34% of our backlog was for contracts in Africa/ Middle East at the same date.

      Broken down by business segment, at December 31, 2001, approximately 43.4% of our backlog was in the Offshore sector, 50.7% was in the Onshore/ Downstream sector and the remainder was in our Industries sector. Contract intake in 2001 was driven in the Offshore sector principally by our Deepwater Division’s provision of deepwater floating platforms in the Gulf of Mexico and contracts for shallow water platforms in Iran and Azerbaijan. In the Onshore/ Downstream sector, backlog was driven principally by a $400 million ammonium/urea complex in Vietnam and in gas projects valued at approximately one billion euro in the Arabian Peninsula as well as new polyolefin projects. Backlog in the Industries sector was driven by a $100 million fertilizer plant in Brazil, a nickel/ cobalt production complex in New Caledonia, engineering and project management services for the Airbus A380 assembly plant in France as well as the design and construction of electric plants in Germany and Saudi Arabia.

      On a stand-alone basis, our backlog decreased 10.9% to € 3,039 million at December 31, 2001 compared to December 31, 2000. Backlog at December 31, 2001 does not include the order intake of two very large contracts for ethylene complexes in Iran (onshore/ downstream segment) for which financing has not yet been confirmed by the client. As a result, our order intake not yet booked as backlog as of December 31, 2001, amounted to approximately € 1.5 billion, compared to approximately € 0.7 billion at December 31, 2000, and € 0.8 billion at December 31, 1999.

      Net sales by segment. Our Offshore segment accounted for € 722.0 million, or 20.4% of total revenues in 2001, compared to € 130.0 million or 4.4% in 2000, a dramatic increase in net sales mainly attributable to our consolidation of Coflexip as of October 1, 2001. We account for substantially all revenues contributed by Coflexip in our Offshore segment. Other factors contributing to sales in this segment were increased SURF and Spar activities in North America and South America as well as sustained activity in the North Sea. Contributing to the level of SURF activity in the fourth quarter was the commissioning of our CSO Deep Blue pipe-laying vessel, which was active on deepwater projects (1,100 meters) in the Gulf of Mexico. Coflexip contributed € 495.0 million in the fourth quarter, or 68.6% of our total annual Offshore segment revenues in 2001. On a stand-alone basis, our Offshore segment revenues increased 74.6% to € 227.0 million in 2001 compared to 2000. Major contributors to this growth were the delivery and start-up of the Elgin Franklin TPG 500 platform in the North Sea, two important contracts in Nigeria and significant progress on the Cakerawala field in the territorial waters of Malaysia and Thailand as well as sustained North Sea activities.

      Our Onshore/ Downstream segment, which is comprised of activities related to production, refining and petrochemicals, accounted for € 2,352.0 million, or 66.3% of total revenues in 2001, compared to € 2,290.9 million or 77.1% in 2000, an increase in net sales of 2.7%. In 2001, important contributors to this segment in 2000 were the Midor refinery in Egypt, the OGD2 gas treatment installations in Abu Dhabi, the coke calcination plant in Bahrain and the Sincor complex in Venezuela.

      Our Industry segment contributed sales of € 472 million, or 13.3% of total revenues in 2001 as compared to € 551.1 million, or 18.5% of total revenues, in 2000, a decrease in net sales of 14.4%. This decrease reflects the completion in 2000 of two large turnkey contracts.

      Net sales by geographic area. During 2001, our operations in Europe and Russia/ Central Asia generated € 942.0 million in sales, or 26.6% of total revenues, compared to € 717.7 million, or 24.1% of total revenues in 2000, an increase of 31.4%, reflecting primarily the consolidation of Coflexip’s North Sea and other European revenues in the last quarter of 2001. Coflexip operations in Europe and Russia/ Central Asia generated € 230 million in sales or 24.4% of our total revenues from Europe in 2001. On a stand-alone basis, our operations in Europe and Russia/ Central Asia decreased 0.7% to € 712.0 million in 2001 compared to 2000. The principal contributors to sales in this region in 2001 were Blake (BRITISH GAS), Nugget ABB, Elgin Franklin (ETPM and TotalFinaElf), Ringhorne (ESSO), RWE Powerplant in Germany, DOW Chemicals in the Netherlands, Lube Oil in Turkmenistan, Shah Deniz in Azerbaïdjan as well as increased sales of umbilicals in the North Sea.

      Sales generated from our activities in Africa/ Middle East during 2001 amounted to € 1,209.0 million, or 34.1% of total revenues, a decrease of 16.5% from reported revenues in 2000 of € 1,448.3 million or 48.7% of total 2000 revenues. This decrease is a result of the completion of major projects in Egypt and Nigeria which resulted in substantial revenues in 2000. Coflexip operations in Africa/ Middle East were not material in 2001. The principal contracts contributing to our sales in this region in 2001 were Kuito 1 E (CABGOC), Train n 3 in Nigeria, Q-CHEM in Quatar, Haradh in Saudi Arabia and MIDOR in Egypt.

      Our operations in Asia Pacific generated sales of € 560.0 million in 2001, or 15.8% of total revenues, up from € 352.2 million, or 11.9% of total revenues in 2000, an increase of 59.0%, due to progress on the Legendre (WOODSIDE) and Bonkot (PTT) contracts, the CTOC and OPTIMAL contracts in Malaysia, and the PTA CAPCO contract in Taiwan. Coflexip operations in the Asia Pacific generated € 32.0 million in sales in the fourth quarter or 5.7% of our total annual revenues generated in the Asia Pacific region in 2001.

      Sales generated from our activities in the Americas increased significantly during 2001 and amounted to € 835.0 million, or 23.5% of total revenues, compared to revenues in 2000 of € 454.5 million. The principal contracts contributing to our sales in this region in 2001 were Banjo/Seahawk (WILLIAMS), Nile (BP), American Accryl and HDPE Chevron in the United States, La Isla in Curaçao, and COPEBRAS in Brazil. Coflexip operations in the Americas generated € 223.0 million in sales in the fourth quarter or 26.7% of our total annual revenues from the Americas in 2001, mainly from SURF projects in the Gulf of Mexico and Brazil. On a stand-alone basis, our operations in the Americas increased 34.7% to € 612.0 million in 2001 compared to 2000.

Cost of Sales

      Our cost of sales was € 3,094.3 million in 2001, compared to € 2,680.8 million in 2000. Coflexip contributed cost of sales in 2001 of € 391.1 million in the fourth quarter or 12.7% of our total annual cost of sales. On a stand-alone basis, our cost of sales increased 0.8% to € 2,703.0 million in 2001 compared to 2000. The major component was payroll, study costs, and external costs such as equipment purchases and construction subcontracting. The increase in our costs was principally linked to our overall level of activity.

Gross Margin

      We achieved a gross margin in 2001 amounting to € 451.7 million, compared to € 291.2 million during 2000. As a percentage of net sales, gross margin was 12.7% in 2001, compared to 9.8% in 2000. Coflexip contributed € 103.9 million to our 2001 gross margin. On a stand-alone basis, our gross margin was 11.4% of sales in 2001 as compared to 9.8% in 2000. The principal factor accounting for this change was the completion of major contracts in Venezuela and Africa under favorable conditions. Factors affecting the gross margin contributed by Coflexip are discussed below at “Coflexip Operating and Financial Review and Prospects.”

Research and Development Expenses

      Our research and development expenses amounted to € 18.3 million in 2001, compared to € 7.2 million in 2000. Most of our technology is licensed and applied to a particular product; therefore it is not accounted for as a research and development expense. The principal factors accounting for the increase in internally financed research and development expenditures is our investment in e-procurement and other information technology, as well as Coflexip’s contribution of € 5.0 million in expenses in the fourth quarter.

Selling, General and Administrative Expenses

      Our selling, general and administrative expenses during 2001 were € 149.0 million compared to € 85.1 million incurred in 2000. The increase between the two periods is in part explained by the consolidation of approximately € 37.3 million in Coflexip selling, general and administrative expenses in the fourth quarter. On a stand-alone basis, our selling, general and administrative expenses increased 31.3% to € 111.7 million, and amounted to 3.7% of sales. The principal factors accounting for this increase were our consolidation of Coflexip and expenditures on computer systems and other production tools.

EBITDA and Operating Income

      Our earnings before interest, tax, depreciation and amortization (commonly referred to by the acronym EBITDA) amounted to € 284.4 million in 2001 compared to € 198.9 million in 2000. The growth in EBITDA resulted both from Coflexip’s contribution of € 61.6 million to our EBITDA in the fourth quarter of 2001 and to a 12.1% increase in our EBITDA on a stand-alone basis to € 223.0 million.

      Operating income amounted to € 173.5 million in 2001, compared to € 155.9 million the previous year, an increase of 11.3%. The operating margin (operating income taken as a percent of net sales) declined to 4.9% in 2001 from 5.2% in 2000, primarily as a result of the non-recurring change described below. Coflexip contributed operating income for the fourth quarter of 2001 amounting to € 27.3 million or 15.7% of our total annual operating income for 2001. On a stand-alone basis, our operating income was € 161.9 million or 5.3% of sales for 2001.

      Our operating income compared to EBITDA reflects depreciation charges of € 49.6 million in 2001 compared to approximately € 16.3 million in 2000, principally as a result of our consolidation of Coflexip’s more capital intensive operations starting on October 1, 2001. Most of our depreciation charges relate to assets in our Offshore segment. Our EBITDA also excludes amortization of goodwill resulting from acquisitions, which in 2001 amounted to € 61.3 million compared to € 26.7 million the preceding year. This significant increase is principally due to the acquisitions of ISIS and Coflexip in simultaneous tender offers in 2001.

      In 2001 the results of the Deepwater Division were impacted not only by the non-recurring loss of € 27.3 million incurred on a drilling rig repair contract undertaken by Coflexip, but also by the delay of several deep water field development projects in the Gulf of Mexico and the relatively low average levels of capacity utilization at its yards in Newcastle and Corpus Christi. As a result of the reduced expectations of future cash flows from the Deepwater Division, Coflexip recorded an amortization charge of € 142.6 million relating to the Deepwater Division acquisition goodwill carried on its balance sheet. This charge did not have a negative effect on our consolidated results for the year. Our total goodwill resulting from acquisitions carried on our balance sheet remains unchanged at approximately € 2.6 billion, generating an annual amortization charge of about € 120 million.

      Factors affecting EBITDA and operating income contributed by Coflexip are discussed below at “Coflexip Operating and Financial Review and Prospects-Operating income and Earnings Before Interest, Tax, Depreciation and Amortization/ EBITDA”.

      EBITDA by segment. Below we present EBITDA and EBITDA margins by business segment for 2001 and 2000. We have defined segment EBITDA margins as segment EBITDA divided by segment net sales. We generated an immaterial amount of operating income and EBITDA from outside these segments in both 2001 and 2000.

      Our Offshore segment generated EBITDA of € 86.3 million, with a segment EBITDA margin of 11.9% in 2001, improved from segment EBITDA of € 0.1 million, with a segment EBITDA margin of 0.1% in 2000. Coflexip contributed EBITDA for 2001 amounting to € 61.6 million or 71.4% of our Offshore segment EBITDA for the year. On a stand-alone basis, our Offshore segment EBITDA was € 24.7 million or 10.9% of segment sales for 2001. The principal sources of EBITDA for this segment in 2001 were our CTOC contract in Malaysia and our AMENAM contract in Nigeria. The increase in segment EBITDA margin is explained by the strong contributions of these two contracts.

      Our Onshore/ Downstream segment generated EBITDA of € 189.0 million, with a segment EBITDA margin of 8.0% in 2001, compared to segment EBITDA income of € 157.1 million, with a segment EBITDA margin of 6.9% in 2000, an increase in segment EBITDA of 20.4%. The increase in EBITDA was attributable to the significant progress made on La Isla in Curaçao, MIDOR in Egypt, Optimal and PETLIN in Malaysia, Alba in Bahrain et LNG in Nigeria, as well as the completion under favorable conditions of our contracts in Venezuela.

      Our Industry segment contributed EBITDA of € 9.1 million with a segment EBITDA margin of 1.9% in 2001, as compared to segment EBITDA of € 41.7 million with a segment EBITDA margin of 7.6% in 2000, a decrease in segment EBITDA of 78.2%. A major contributing factor to the decrease in segment EBITDA and margin was the difficulty encountered on a turnkey contract in Senegal.

      EBITDA by geographic zone. Below we present EBITDA and EBITDA margins by geographic zone for 2001 and 2000. We have defined EBITDA margins as EBITDA divided by segment net sales for a given zone.

      In Europe and Russia/ Central Asia, we generated EBITDA of € 73.2 million in 2001 (7.8% EBITDA margin) compared to € 64.2 million (9.0%) in the preceding year. The reduced margins on increased activity resulted from a relatively smaller contribution from turnkey contracts in this region in 2001.

      In Africa/ Middle East, we generated EBITDA of € 74.8 million in 2001 (6.2% EBITDA margin) compared to € 102.9 million (7.1%) in the preceding year.

      In Asia Pacific, we generated EBITDA of € 72.2 million in 2001 (12.9% EBITDA margin) compared to € 29.3 million (8.3%) in the preceding year. The increase in EBITDA and EBITDA margin in this region results from both the sustained demand for our services and the collection of early completion bonuses under certain contracts in this region.

      In the Americas, we generated EBITDA of € 64.2 million in 2001 (7.7% EBITDA margin) compared to € 2.5 million (0.6%) in the preceding year.

      This strong improvement results from the satisfactory progress in 2001 on a contract for which we had taken provisions in 2000 as well as completion of several other projects, notably La Isla in Curaçao.

Goodwill Amortization

      Amortization of goodwill during 2001 amounted to € 61.3 million, compared to € 26.7 million in 2000. The increase is mainly due to our commencement of amortization of goodwill generated by our acquisition of Coflexip and Isis in October 2001 generating an annual amortization change of € 81.9 million. We recorded € 20.4 million in 2001, reflecting an amortization of this intangible asset starting in October 2001. The remainder of the goodwill amortization in 2001 mainly results from amortization of goodwill arising from our potential acquisition of Coflexip in 2000 for € 22.4 million and from our acquisition of KTI and MDEU from Mannesmann in 1999 for € 8.0 million.

Financial Income (loss), Excluding Financial Income on Contracts (Net)

      We had a net financial loss (excluding financial income on contracts, which we record under net sales) of € 6.5 million in 2001, compared to net financial income of € 5.8 million in 2000. Coflexip contributed € 2.4 million to our net financial income in 2001. The principal factor contributing to this decrease was our higher average debt level in 2001 due primarily to the financing of the cash portion of our acquisition of Coflexip through debt. Interest expenses on this acquisition financing amounted to € 9.6 million for the period. Other factors contributing to this net financial loss was the consolidation of negative net financial income from Coflexip and ISIS in the fourth quarter amounting to losses of € 2.4 million and € 1.2 million, respectively. This line item does not include financial revenue on positive cash balances of individual contracts, which we account for under net sales. In 2001 and 2000 financial revenues from these sources contributed € 17.0 million and € 25.0 million, respectively, to our net sales. Factors affecting Coflexip net financial income for 2001 are described below at “Coflexip Operating and Financial Review and Prospects — Coflexip Financial result, non-recurring items and equity income of investees”.

Equity in Income of Unconsolidated Affiliates

      Our equity in income of unconsolidated affiliates amounted to € 15.6 million in 2001, compared to € 22.1 million in 2000. The principal unconsolidated affiliates contributing income to this item in 2001 were Coflexip with a contribution of € 14.4 million in 2001 and Ipedex, a subsidiary which provides maintenance and operations for oil and gas companies. Coflexip was accounted for under the equity method from April 2000 until September 30, 2001. Beginning of October 1, 2001 we consolidated its operations following the successful completion of the Coflexip and ISIS exchange offers. In May 2002, we announced our agreement to sell our 46% interest in Ipedex for € 6.9 million euro in a management buy-out.

Non-operating Income (loss)

      We incurred a non-operating loss in 2001 of € 6.6 million compared to a non-operating income of € 93.9 million in 2000. In 2001 our non-operating loss was primarily the result of the dilution of our interest in Coflexip prior to the business combination as well as restructuring charges related to EHR GmbH and other expenses. Coflexip did not contribute to our non-operating loss of 2001. Non-operating income in 2000 was primarily derived from capital gains on our sale of Cogema shares (€ 69.9 million) and our 29.7% interest in the capital gains on Coflexip’s sale of its Cal Dive shares in September 2000 (€ 39.0 million).

Income Tax

      Our income tax for 2001 amounted to € 65.5 million, compared to € 62.3 million in 2000. Compared to the generally applicable French corporate income tax rate of 36.23% for 2001 and 36.66% for 2000, our effective income tax rate in 2001 amounted to 30.31%, and 37.22% in 2000. Factors affecting Coflexip income tax for 2001 are described below at “Coflexip Operating and Financial Review and Prospects-Financial result, non recurring items as equity income of investees”.

Minority Interests

      Minority interests in our earnings amounted to € 2.4 million in 2001, compared to € 1.2 million in 2000. This difference is not significant compared to the overall amounts included during these years.

Net Income

      Our consolidated net income for 2001 was € 108.1 million, a decrease of 49.5% compared to net income of € 214.2 million in 2000. Coflexip contributed € 19.6 million or 18.1% to our consolidated net income for 2001. On a stand-alone basis, our consolidated net income for 2001 was € 121.0 million. Excluding non-operating income and goodwill amortization, earnings amounted to € 176.0 million in 2001 and € 147.0 million in 2000, an increase of 19.7%. Non-recurring items in 2000 included significant one time gains on disposals.

      Our net income before non-recurring items and amortization of goodwill per share on a fully diluted basis was € 6.93 in 2001 compared to fully diluted net income before non-recurring items and amortization of goodwill per share of € 8.82 in 2000, representing a decrease of 21.4%. Diluted net income before non-recurring items and amortization of goodwill per share has been calculated on the basis of net income before non-recurring items and amortization of goodwill divided by the number of common shares outstanding as of each year end, including outstanding options to subscribe to new shares granted to employees. Per share statistics in 2001 reflect our issuance of approximately 10 million new Technip-Coflexip shares in October 2001 in consideration for the Coflexip and ISIS shares tendered to us in the simultaneous exchange offers we conducted on these companies.

Technip-Coflexip Results of Operations for the Year Ended December 31, 2000 Compared to

the Year Ended December 31, 1999

Net Sales

      Our consolidated net sales for 2000 were € 2,972.0 million. This was an increase of 6.8% from net sales in 1999 of € 2,782.2 million and is largely due to revenues from in-progress contracts, reflecting several major contracts which have entered the construction phase. Among the largest contributors to net sales in 2000, as a result of the size and state of progress on these contracts, were the OGD II gas treatment plant in Abu Dhabi, the Sincor refinery in Venezuela, the Midor refinery in Egypt, the Q-Chem petrochemical facility in Qatar and a calcinated coke plant in Bahrain.

      Backlog, resulting from orders received during the year, less progress on contracts underway, was € 3,410.0 million at December 31, 2000, compared with € 3,468.2 million at December 31, 1999, and represents the equivalent of approximately 14 months of revenues to come (based on average monthly net sales in 2000).

During 2000, there was noticeable backlog growth in the Asia Pacific, which now accounts for 21% of the Group’s total backlog.

      Net sales by segment. Our Offshore segment accounted for € 130.0 million, or 4.4% of total revenues in 2000, more than doubled from € 56.0 million or 2.0% in 1999. This increase is due to the increased development of oil fields in the Asia Pacific, Africa and the Middle East, reflected by several large contracts, including one of our biggest turnkey projects of the year: an offshore development in Malaysia. In addition, our acquisition of an initial 29.7% interest in Coflexip, and the joint pursuit of contracts through our strategic alliance and initial contract in Thailand, enabled us to expand into the deep offshore market. The recent historically high price of oil has generally led to an increase in exploration activities and the subsequent development of new oil production facilities, because higher oil prices make exploration of difficult-to-access oil fields more economically feasible.

      Our Onshore/ Downstream segment, which is comprised of activities related to production, refining and petrochemicals, accounted for € 2,290.9 million, or 77.1% of total revenues in 2000, compared to € 2,121.7 million or 76.3% of total revenues in 1999, an increase in absolute terms of 8.0%. This increase is attributable to activities related to production and petrochemicals. Production activities have benefitted from the above mentioned increase in the development of oil fields, in particular with one of our two biggest turnkey projects of the year: the associated utilities and the development of a gas field in Hawiyah, Saudi Arabia. Also, as mentioned before, the recent historically high price of oil has generally led to an increase in exploration activities and the subsequent development of new oil production facilities. The increase in petrochemicals is attributable in part to the increase in importance of the ethylene sector, reflecting our increased penetration of the market as a result of our acquisition of KTI less than two years earlier, and to our contract for a polyethylene plant in Malaysia. The increase in both these activities was partially offset by the decline of the refining activities. With the exception of the hydrogen sub-sector, which we have strongly developed since our acquisition of the engineering activities of KTI, we believe that refining is at a low point in the investment cycle in Europe after the completion of major projects relating to achieving conformity with the new European environmental standards that went into effect on January 1, 2000. Our remaining European projects in this sector were of a smaller size. Additionally, a larger portion of the work on a significant ongoing contract in Egypt, the Midor refinery, was completed in 1999, leading to considerably more revenue in 1999 compared to 2000.

      Our Industry segment contributed sales of € 551.1 million, or 18.5% of total revenues, in 2000 as compared to € 604.5 million or 21.7% of total revenues in 1999, a decrease of 8.8%. This reflects the integration process related to our acquisition of KTI and MDEU, in which we discontinued non-profitable areas of business in this segment, particularly in the environmental area.

      Net sales by geographic area. During 2000, our operations in Europe and Russia/ Central Asia generated € 717.0 million in sales, or 24.1% of total revenues, compared to € 922.9 million, or 33.1% of total revenues in 1999, a decrease of 22.3%, reflecting the decline of refining activities in Europe and the discontinuation of selected activities in the industry sector as discussed above. The completion of a major refining contract in Turkmenistan in 1999 also contributed to the higher level of sales in 1999.

      During 2000, our operations in Africa/ Middle East generated € 1,448.3 million in sales, or 48.7% of total revenues, compared to € 1,296.8 million in 1999, or 46.6% of total revenues, an increase of 11.7%. This increase is due to the rebounding of Middle Eastern oil and gas projects, reflected in two significant contracts in Saudi Arabia, while backlog remained constant. Backlog does not include the order intake of two very large contracts for ethylene complexes in Iran for which financing has not yet been confirmed by the client. These positive effects were partially offset by the timing of progress made on large contracts in Africa, in particular the Midor refinery in Egypt and on the Bonny LNG complex in Nigeria.

      Our operations in the Asia Pacific generated sales of € 352.2 million in 2000, or 11.9% of total revenues, up from € 224.9 million, or 8.1% of total revenues in 1999, an increase of 56.6%, in part due to the activities of Technip Singapore, TPGM as well as Technip KT India, the former acquired from Mannesmann in 1999. Sales generated from our activities in the Americas have increased during 2000 and amounted to € 454.5 million, or 15.3% of total revenues, an increase of 34.6% from reported revenues in 1999 of € 337.6 million. This is due principally to the significant milestones reached with respect to our Venezuelan contracts.

Cost of Sales

      Our cost of sales was € 2,638.4 million in 2000, compared to € 2,469.0 million in 1999. The major component was external costs consisting of equipment purchases and subcontracted construction and engineering work. The increase in these costs was principally linked to an increased volume of activity. Increased payroll costs in Europe were partially offset by an increase in headcount in lower-cost regions, in particular India and Malaysia, thereby limiting the aggregate increase in payroll costs. Moderate inflation in the areas where we have a substantial number of employees, such as the United States and Europe, helped contain payroll costs.

Gross Margin

      We achieved a gross margin in 2000 amounting to € 333.6 million, compared to € 313.2 million during 1999. As a percentage of net sales, gross margin was 11.2% in 2000, compared to 11.3% in 1999. The principal factor accounting for this evolution was the improved results on projects assumed with our acquisition of KTI and MDEU in 1999, partially offset by provisions taken against contracts in Venezuela as a result of the effect of social unrest on construction activity.

Selling, General and Administrative Expenses

      Our selling, general and administrative expenses during 2000 were € 134.7 million compared to € 129.9 million incurred in 1999. The 3.7% increase between the two periods is principally explained by our increased efforts in bidding activities in 2000 to develop new business. These expenses as a percentage of net sales remained virtually unchanged at 4.5% in 2000 compared to 4.7% the prior year. We include most of our operating expenses incurred, including general and administrative expenses, in “Cost of Sales” (See “— Principal Differences Between U.S. GAAP and French GAAP”).

      Our selling, general and administrative expenses include expenditures on research and development which during 2000 amounted to € 7.2 million. During 1999, our expenditures on research and development amounted to € 10.3 million. These amounts, which primarily relate to process studies, do not include research and development undertaken in the course of executing a client project which we account for as a cost of sale. Most of our technology is licensed and applied to a particular product; therefore it is not accounted for as a research and development expense. The principal factor accounting for the decrease in internally financed research and development expenditures is our rationalization of research and development teams, particularly in the environmental areas, subsequent to the KTI and MDEU acquisitions.

EBITDA and Operating Income

      Our earnings before interest, tax, depreciation and amortization (commonly referred to by the acronym EBITDA) amounted to € 198.9 million in 2000 compared to € 183.3 million in 1999. The difference between our operating income and EBITDA was a depreciation charge of € 16.3 million in 2000 and of € 22.3 million in 1999.

      Operating income amounted to € 182.6 million in 2000, compared to € 161.0 million the previous year, an increase of 13.4%. The operating margin (operating income taken as a percent of net sales) increased to 6.1% in 2000 from 5.8% in 1999, primarily as a result of the improved performance of KTI and MDEU, which we acquired from Mannesmann in 1999, the aggregate operating margin of which reached 4.8% in 2000, compared to 1.1% in 1999.

      EBITDA by segment. Below we present EBITDA and EBITDA margins by business segment for 2000 and 1999. We have defined segment EBITDA margins as segment EBITDA divided by segment net sales. We generated an immaterial amount of operating income and EBITDA from outside these segments in both 2000 and 1999.

      Our Offshore segment generated EBITDA of € 0.1 million, with a segment EBITDA margin of 0.1% in 2000, compared to segment EBITDA loss of € (0.9) million, with a segment EBITDA margin of (1.5)% in 1999.

      Our Onshore/ Downstream segment generated EBITDA of € 157.1 million, with a segment EBITDA margin of 6.9% in 2000, compared to segment EBITDA income of € 158.5 million, with a segment EBITDA margin of

7.5% in 1999, a slight decrease in segment EBITDA of 0.1%. This decrease in EBITDA margin was attributable to production and refining activities, only partially offset by petrochemical activities. In production, the principal sources of EBITDA in 2000 were major contracts in Saudi Arabia, Nigeria and Abu Dhabi, on which we achieved substantial progress. The decrease in EBITDA from onshore production activities is explained by our increased order intake in this area, because the timing of our revenue and operating expense recognition results in proportionally more operating income being recognized at the later stages of a given contract than at its initial stages. The decreased EBITDA from refining activities in 2000 compared to 1999 reflect both the high contribution of large refinery projects in Egypt and Turkmenistan and a coke calcinating plant in Bahrain in 1999, as well as provisions taken in 2000 against contracts in Venezuela as a result of the effect of the social unrest on construction activity. The decrease in EBITDA margin in other parts of our Onshore/ Downstream segment was partly offset by a significant increase in both EBITDA and EBITDA margin in petrochemical activities. The increase is principally due to the continued development of our ethylene activities through our recently acquired subsidiary KTI and the substantial progress on a large Malaysian contract.

      Our Industry segment contributed EBITDA of € 41.7 million with a segment EBITDA margin of 7.6% in 2000, nearly double segment EBITDA of € 25.7 million with a segment EBITDA margin of 4.3% in 1999. A major contributing factor to the increase in segment EBITDA and EBITDA margin is our full consolidation of Krebs-Speichim in 2000 subsequent to our acquisition of the 50% of this company which we did not already own. In 1999, we accounted for this subsidiary using the proportionate consolidation method. Another contributing factor to our increased EBITDA and EBITDA margins in this segment is the improvement in the contract margins of our recently acquired subsidiary MDEU.

      EBITDA by geographic zone. Below we present EBITDA and EBITDA margins by geographic zone for 2000 and 1999. We have defined EBITDA margins as EBITDA divided by segment net sales for a given zone.

      In Europe and Russia/ Central Asia, we generated EBITDA of € 64.2 million in 2000 (9.0% EBITDA margin) compared to € 60.5 million (6.6%) in the preceding year. These increases are principally attributable to substantial progress made on contracts nearing completion in Western Europe and Turkmenistan.

      In Africa/ Middle East, we generated EBITDA of € 102.9 million in 2000 (7.1% EBITDA margin) compared to € 103.8 million (8.0%) in the preceding year.

      In Asia Pacific, we generated EBITDA of € 29.3 million in 2000 (8.3% EBITDA margin) compared to € 13.1 million (5.8%) in the preceding year. This increase reflects the high level of activity on several turnkey contracts entered into in recent years, notably for petrochemical plants (PVC).

      In the Americas, we generated EBITDA of € 2.5 million in 2000 (0.6% EBITDA margin) compared to € 5.9 million (1.7%) in the preceding year. The results for this region were negatively affected by factors including the taking of provisions to reflect the potential effect of social unrest on the execution of our contracts in Venezuela.

Goodwill Amortization

      Amortization of goodwill during 2000 amounted to € 26.7 million, compared to € 9.5 million in 1999. The increase is principally due to our commencement of amortization of goodwill generated by our partial acquisition of Coflexip in April 2000 generating an annual amortization charge of € 22.4 million. We recorded € 16.8 million in 2000, reflecting our amortization of this asset starting April 19, 2000. The remainder of the goodwill amortization in 2000, and substantially all of the goodwill amortization in 1999, results from amortization of goodwill arising from our acquisition of KTI and MDEU from Mannesmann in 1999, generating an annual amortization charge of € 8.0 million and a small amount from our acquisition of CBS Engineering in 1997.

Financial Income, Excluding Financial Income on Contracts (Net)

      Our net financial income, excluding financial income on contracts, which are recorded under net sales, decreased to € 5.8 million in 2000, compared to € 16.6 million in 1999. The principal factor contributing to this decrease was increased interest expenses from the cost of credit facilities entered into for refinancing purposes after completion of our acquisition of a 29.7% interest in Coflexip for € 659.7 million and the remaining 50% of

Krebs-Speichim. This line item does not include financial revenue on positive cash balances of individual contracts, which we account for under net sales. In 2000 and 1999 financial revenues from these sources contributed € 25.0 million and € 19.0 million, respectively, to our net sales.

Equity in Income of Unconsolidated Affiliates

      Our equity in income of unconsolidated affiliates amounted to € 22.1 million in 2000, compared to € 0.8 million in 1999. The principal unconsolidated affiliates contributing income to this item in 2000 were Coflexip with a contribution of € 21.0 million (not including € 39.0 million related to non-recurring asset disposals, which we accounted for as non-operating income) and, to a lesser extent, Ipedex, a subsidiary, which provides maintenance and operations for oil and gas companies.

Non-operating Income

      Non-operating income in 2000 amounted to € 93.9 million compared to € 59.8 million in 1999. In 1999, the principal source of non-operating income was the reversal of a provision for geopolitical risk (€ 89.9 million) and € 3.0 million of “other” non-operating income. In 2000, we did not record further non-operating income in relation to the reversal of provisions. We generated other non-operating income of € 93.9 million in 2000, compared to other non-operating income of € 3.0 million (from sources other than the reversal of provisions) in 1999. Our non-operating income in 2000 consisted principally of a capital gain on our sale of our 3.2% stake in Cogema for € 69.9 million, our proportionate interest of € 39.0 million in Coflexip’s sale of its stake in the company Cal Dive, offset by restructuring costs of € 8.9 million consisting principally of € 6.8 million incurred in connection with a restructuring plan under which we reduced the workforce of two German subsidiaries, TP Germany GmbH and MSE GmbH acquired from Mannesmann, and € 1.6 million of restructuring costs relating to the relocation of activities in Berlin, Düsseldorf and Frankfurt.

      Reversal of geopolitical risk provision. Prior to 1999 we maintained a provision for geopolitical risk in recognition of the potential country risk, separate from the technical and financial risks typical of lump-sum turnkey contracts, to which our major contracts outside of Western Europe were theoretically exposed. In 1999, we determined that, because our increased geographic scope of operations subsequent to the acquisition of KTI and MDEU had substantially diversified our country risk and because we had never in fact drawn on this geopolitical risk provision since its establishment, the maintaining of our geopolitical risk provision was no longer justified. We believe that our reversal of this provision is consistent with prudent risk management and brings us in line with our industry’s practices and accounting standards. We reversed the provision for geopolitical risk at year end 1999, generating pre-tax non-operating income of € 89.9 million (or € 57 million net of tax).

Income Tax

      Our income tax for 2000 amounted to € 62.3 million, compared to € 55.9 million in 1999. The € 55.9 million income tax amount in 1999 includes the cancellation of a € 32.9 million tax asset following our reversal of our geopolitical risk provision. This provision was not deductible for tax purposes and had resulted in the recording of a tax asset.

      Our effective income tax rate was 37.2% in 2000, significantly higher than our effective rate of 33.8% in 1999 due to the increase of revenues realized in Italy, where the tax rate is higher than our average tax rate. Both the 2000 and 1999 amounts include the effect of the 10% additional charge applicable in those years. 1999 also includes a temporary tax of 10% that was no longer in effect in 2000.

Minority Interests

      Minority interests in our earnings amounted to € 1.2 million in 2000, compared to € 0.2 million in 1999. This difference is not significant based on the overall amounts included during these years.

Net Income

      Our consolidated net income for 2000 was € 214.2 million, an increase of 24.1% compared to net income of € 172.6 million in 1999. Our net earnings per share on a fully diluted basis were € 12.85 in 2000 compared to fully diluted earnings per share of € 10.75 in 1999, representing an increase of 19.5%. Diluted earnings per share has been calculated on the basis of net income divided by the number of common shares outstanding as of each year end, including outstanding options to subscribe to new shares granted to employees.

Coflexip Operating Review

      Below, we discuss on a stand-alone basis the operating results of our recently acquired subsidiary Coflexip for the financial years ended December 31, 2001, 2000 and 1999. We consolidate Coflexip’s results into our financial statements starting October 1, 2001, therefore our consolidated balance sheet at December 31, 2001, fully reflects the balance sheet of Coflexip, which is not discussed below. The following discussion should be read in conjunction with the consolidated financial statements of Coflexip and the notes thereto included at “Item 18” of this report. Coflexip financial information for 2001 in unaudited.

General

      Demand for Coflexip’s products and services is generally dependent upon capital expenditures for offshore development in the oil and gas industry. These offshore development expenditures are in turn influenced by the prices of oil and gas, the rate of discovery and development of new oil and gas reserves in offshore areas, local and international political and economic conditions and the ability of oil and gas companies to generate funds for capital expenditures.

      Coflexip’s offshore activities in the North Sea are seasonal, with the main offshore operations generally performed during the period from April through October. As a result, a disproportionate amount of revenues and income ordinarily are earned during the second and third quarters of the fiscal year, and losses may be incurred in the first and fourth quarters. This seasonal effect has been partially offset by Coflexip’s growth in other geographic zones and by the securing of winter contracts for the CSO Apache and DSV fleet in locations such as Brazil, Asia Pacific, West Africa and the Gulf of Mexico.

      A significant portion of Coflexip’s operations is performed pursuant to fixed-price (lump sum) contracts, a number of which are turnkey contracts, that require one to three years to complete. Certain of these contracts provide for progress payments. Coflexip recognizes revenues and costs with respect to such contracts on a percentage of completion basis. Adjustments in anticipated revenues and expenses are made as determined necessary and are reflected in income. Any such contract may represent a significant percentage of Coflexip’s net operating revenues over several reporting periods, but an immaterial percentage in other periods.

Significant Acquisitions and Divestitures by Coflexip

      Deepwater Division. On January 4, 2001, Coflexip closed its purchase from Aker Maritime ASA and Aker Maritime Norge AS of the Deepwater Division for U.S. $513 million in cash plus the assumption of U.S. $112 million in net debt. This acquisition price is still subject to various adjustment mechanisms on the basis of Deepwater Division’s audited 2000 financial statements, and Coflexip has lodged a price adjustment claim with Aker Maritime. See “Item 8. Financial Information — Information on Legal or Arbitral Proceedings”. As the transaction closed in January 2001, the acquisition has no effect on Coflexip’s financial statements for the years ended December 31, 2000 or 1999. For further information on the acquisition of the Deepwater Division, see Item 4: “Information about Technip-Coflexip — Other Major Recent Acquisitions — The Acquisition of the Deepwater Division from Aker Maritime.”

      Cal Dive. In September 2000, Coflexip sold all of its 3,699,788 shares of common stock of Cal Dive International Inc, a Houston-based subsea contractor (“Cal Dive”), in a public underwritten offering. Coflexip received cash proceeds of approximately € 214.0 million and recognized in its 2000 earnings a capital gain of € 167.4 million before tax and € 128.7 million after tax.

      Peerless. On October 25, 1999, Coflexip paid U.S. $11.3 million for additional shares of Peerless Shipping and Oilfield Services Ltd to increase its holding from 8.4% to 58.2%. Peerless Shipping and Oilfield Services Ltd, which subsequently changed its name to Seamec, is an Indian company listed on the Indian Stock exchange, operating multi-support vessels for subsea services.

Coflexip Results of Operations

Coflexip Results of Operations for the Year Ended December 31, 2001 Compared to

the Year Ended December 31, 2000

Coflexip Operating revenues

      Net operating revenues of Coflexip increased 78.0% to € 1,898.8 million in 2001 compared with € 1,064.6 million in 2000. This jump comes primarily from the newly acquired Deepwater Division which contributed € 661.0 million or 35.0% of the total net operating revenues for 2001. Over the same period, the revenues of Coflexip excluding the Deepwater Division increased by 16%, demonstrating a steady increase in SURF (or subsea, umbilicals, risers and flowlines) activities throughout Coflexip’s North Sea and Rest of World regions. This increase was partially offset by decreases in operating revenues in Brazil and Asia Pacific. In Brazil, there was a decrease in sales of flexible risers manufactured in such country due to the accident in Petrobras’ platform P-36. Additionally, the postponement by clients of new floater tenders in the Gulf of Mexico reduced revenue opportunities during this period.

Deepwater Division

      The Deepwater Division contributed € 661,0 million to sales in 2001 across all geographic zones, equivalent to 35% of the Coflexip group’s sales for the year. Contributing factors to the Deepwater Divisions 2001 sales included the Nansen and Boomwang (Kerr McGee), Horn Mountain (BP Vastar Resources) and Holstein (BP) contracts for the engineering and construction of SPAR production platforms. The Deepwater Division’s construction activities, however, were slower than originally expected despite the contributions of its contracts Blake (Talisman Energy) in the United Kingdom, and Combisa (PEMEX), Vastar Process Deck (BP) and Brutus (Shell) in the United States.

Sales by Geographic Zone (not including Deepwater Division sales)

      North Sea. The Coflexip group generated 33% of its annual sales (excluding the contribution of the Deepwater Division), or € 620,0 millions, in the North Sea, compared to € 506,8 million, or 48% of its sales, in 2000. This 22% increase in activity levels is chiefly linked to an increased contribution from the British sector and a general increase in umbilical sales throughout the zone, partially offset by a weakening of sales in the Norwegian sector.

      The British sector’s increased activity in 2001 was principally due to increased sales from integrated contracts, where the main contracts in 2001 were Blake (British Gas), Nuggets (ABB), Kinsale (Marathon), Elgin/Franklin (ETPM and TotalFinaElf), Otter (TotalFinaElf), Kestrel (Shell), Davy (BP), Maureen (Aker Maritime) and Hoton (BP).

      Notwithstanding the increased contribution from integrated contracts, sales in the Norwegian sector in 2001 experienced a slight decline compared to 2000, a year which was marked by the substantial contribution of flexible pipe sales on the Asgard field development project (STATOIL). The principal integrated contracts contributing to sales in the Norwegian sector include Ringhorne (ESSO), Tambar (BP), Snorre B (STATOIL) and Huldra (STATOIL).

      Brazil. The Coflexip group (excluding the Deepwater Division) generated approximately 9% of group sales, or € 176.3 in Brazil in 2001, an 11% decline over 2000 sales of € 197.0 million, or 18% of the total. The principal factor contributing to reduced sales was the slowdown in sales of flexible pipe following the capsizing of the P-36 platform in Brazilian waters. In addition, the decommissioning of Coflexip’s vessel Flexservice 1 in December 2000 contributed to a decline in revenues from chartering to Petrobras compared to 2000 notwithstanding a consistently high utilization rate of Sunrise 2000.

      Subsequent to the accident on Petrobras’ platform P-36, the timetable for the Roncador contract was pushed back, and deferring to 2002 revenues originally expected in 2001. These revenues are principally linked to the manufacturing and installation of flexible pipe.

      Asia Pacific. Coflexip generated sales of € 78,2 million from Asia Pacific in 2001, or 4% of total group sales (excluding the Deepwater Division), a decline of 7% from sales in 2000, which amounted to € 84,4 million, or 8% of the group total. This decline is due chiefly to the decreased number of integrated contracts in the region. In 2001, our principal contracts in Asia Pacific included Legendre (Woodside), Bongkot (Technip) and Echo Yodel (Woodside).

      Rest of the World. Coflexip’s sales in 2001 from the Rest of the World amounted to € 363,4 million, or 19% of the group total. This increase of 31% over sales of € 276,4 million in 2000, or 26% of the group total, was principally the result of strong growth of integrated contracts in the Gulf of Mexico including Banjo/ Seahawk (Williams), Nile (BP) and Typhoon (Chevron) as well as continued progress in sales of umbilicals in the Rest of the World. The level of activity in West Africa also contributed to the increase, notably due to the Kuito 1C (CABGOC) project in Angola. The group was also active in the Netherlands with the K1A contract for ELF Petroland, Q4/P6 for Clyde and Hanze F2A for VEBA Oil and Gas. Partially offsetting these successes, sales in Canada were significantly lower than the preceding year reflecting the substantial contribution of the Terra Nova contract in 2000.

Coflexip Operating income and Earnings Before Interest, Tax, Depreciation and Amortization/ EBITDA

      In 2001, Coflexip had an operating loss of € 51.6 million compared to operating income of € 108.9 million in 2000, a significant decrease mainly due to a non-recurring € 142.6 million goodwill amortization charge from the acquisition of the Deepwater Division, losses of € 27.3 million associated with a Deepwater Division project for the refurbishing of a drilling rig and one time expenses of approximately € 10.2 million incurred in relation to the tender offer launched by Technip on Coflexip in July 2001. Excluding the non-recurring amortization charge, Coflexip’s operating income rose 17% to € 91.0 million in 2001.

      Coflexip’s EBITDA increased 9.2% from € 203.7 million in 2000 to € 222.5 million in 2001 as a result of the increased level of activity taken on with the Deepwater Division acquisition. As a percentage of revenues, however, EBITDA declined to an EBITDA margin of 11.7% in 2001 compared to a margin of 19.1% in 2000, largely as a result of the non-recurring events described in the preceding paragraph and Deepwater Division’s lower average margins. The EBITDA of Coflexip excluding the Deepwater Division remained essentially stable at 18.2% in 2001. Excluding only general corporate expenses, EBITDA increased 11.3% from € 245.3 million in 2000 to € 273.1 million in 2001.

Deepwater Division

      The Deepwater Division contributed negative EBITDA of € 0.3 million in 2001, chiefly as a result of significant cost overruns on a contract for the repair of a drilling rig resulting in a € 27.3 million loss. The Deepwater Division’s EBITDA was also negatively affected by weak demand for manufacturing at its yards in the United States and the United Kingdom, as well as sales costs tied to the ramping up of commercial activities in the Gulf of Mexico. These negative factors were partially compensated by the strong performance of the Deepwater Division’s engineering businesses, particularly in FEED contracts and SPAR platform projects.

      EBITDA by Geographic Zone (not including Deepwater Division EBITDA)

      North Sea. Coflexip generated EBITDA of € 154.1 million in the North Sea in 2001 (an EBITDA margin of 25%), € 22.5 million higher than EBITDA of € 131.6 million in 2000 (an EBITDA margin of 26%). This increase is mainly explained by EBITDA growth in the Norwegian sector, partially offset by pressure on EBITDA in the British sector from competition and bad weather conditions. Operating results in the North Sea were positively affected by the increased sales volumes of umbilicals, the improved profitability of the Trait factory and a high rate of capacity utilization of our construction vessels.

      Brazil. Coflexip generated EBITDA of € 62.1 million in Brazil in 2001 (EBITDA margin of 35%), an increase over 2000 EBITDA of € 58.0 million (EBITDA margin of 29%). The improved EBITDA margin reflects the significant increase in sales of flexible pipe manufactured at the Trait factory compared to 2000. This improvement was slightly offset by a decline in the volumes of Brazilian-manufactured flexible pipe sold in 2001 following the capsizing of Petrobras platform P-36 in March 2001. Notwithstanding the decommissioning of Flexservice 1 in December 2000, the high rate of capacity utilization on Sunrise during 2001 allowed this region to generate increased EBITDA from charter contracts to Petrobras.

      Asia Pacific. The Asia Pacific region contributed EBITDA of € 19.3 million (EBITDA margin of 25%) in 2001, a decrease of 16% compared to EBITDA of € 22.9 million (EBITDA margin of 27%) in 2000. The decrease in integrated contracts in this region in 2001 was partially offset by the favourable outcome of several contract disputes concerning projects completed in earlier periods. EBITDA in 2000 had benefited from a € 7.2 million contribution to EBITDA from a project executed prior to 2000.

      Rest of World. Coflexip generated EBITDA of € 40.7 millions in 2001 from its Rest of the World zone (EBITDA margin of 11%) up from € 32,8 million in 2000 (EBITDA margin of 12%). This increase is principally due to the increased activity on integrated contracts and umbilical sales in the Gulf of Mexico. The high rate of capacity utilization of our construction fleet in this zone also contributed to the improved results in 2001. These positive factors were partially offset by technical difficulties and weather-linked delays on two projects in Africa and the Netherlands.

      General corporate expenses increased in 2001 to € 50.6 million compared to € 41.5 million in 2000 due to the non-recurring expense of € 10.2 million related to our exchange offer for Coflexip shares.

      Depreciation and amortization expense more than doubled from € 94.9 million in 2000 to € 274.1 million in 2001. This increase resulted principally from the goodwill amortization charge of € 165.8 million from the purchase of the Deepwater Division (of which € 142.6 million constitutes a non-recurring goodwill amortization charge taken after a re-evaluation of this investment based on estimated future cash flows).

      Excluding amortization of acquisition goodwill, amortization and depreciation amounted to € 103.7 million in 2001, compared to € 90.7 million in 2000. This 14% increase results principally from amortization and depreciation charges related to the Deepwater Division’s operations and the first amortization charges related to CSO Deep Blue of which Coflexip took delivery in 2001. The 2000 depreciation and amortization included a charge to reflect the adjusted value of certain assets, including a charge of € 5.2 million related to the vessel Flexservice 1 and additional charges of € 6.0 million related to other industrial assets.

      Selling, general and administrative expenses increased 56.5%, or € 58.9 million, to € 163.2 million in 2001, compared with € 104.3 million in 2000. This increase results principally from the contribution of the Deepwater Division and € 10.2 million in non-recurring expenses related to our exchange offer for Coflexip shares.

Coflexip Financial result, non-recurring items and equity income of investees

      The financial result (net interest income plus foreign exchange gain/loss) amounted to a net loss of € 10.0 million in 2001 compared with a net income of € 19.6 million in 2000.

      Interest expense increased by € 21.9 million from € 11.7 million in 2000 to € 33.6 million in 2001, mainly because of the debt Coflexip incurred and assumed in connection with its acquisition of the Deepwater Division. Coflexip’s interest expense benefitted from a lower interest rate environment.

      Interest income amounted to € 22.3 million in 2001, representing a 27.4% decrease over the € 30.7 million earned in 2000, resulting principally from decreased cash balances due to financing activities tied to the purchase of the Deepwater Division and significant capital investments. Financial income in 2001 included non-recurring income of € 0.3 million, compared with € 2.0 million in 2000 resulting from a debt repurchase below par in Brazil.

      Capital gains in 2001 were not significant. In 2000, Coflexip made a capital gain of € 10.4 million from the sale of the CSO Installer and of € 167.4 million from the sale of 3,699,788 shares of Cal Dive.

      The contribution of equity investments to Coflexip amounted to € (0.8) million in 2001 compared with € 2.7 million in 2000, which reflects the contribution by Cal Dive during the first three quarters of 2001.

Coflexip Taxes

      The tax charge for the full year 2001 amounted to € 42.8 million, on a loss before taxes of € 62.6 million.

      The tax rate for 2001 was significantly affected by charges to goodwill amortization due to acquisitions which were not tax deductible. Excluding the impact of these charges, the adjusted effective tax rate amounted to 39.6% in 2001 compared to 27.8% in 2000. The effective tax rate in 2000 also reflects the depreciation of certain differed United States taxes.

      The effective tax rate for 2000 was favorably influenced by the imposition of a lower tax rate applicable to the capital gains obtained from the sale of CSO Installer and the Caldive shares. Excluding the influence of these factors, the effective tax rate for 2000 was 33.4%

Coflexip Net Income (Loss)

      Coflexip had a net loss for 2001 of € 105.3 million compared with net income of € 222.7 million in 2000, a decrease of € 328.0 million. Excluding the non-recurring charges related to losses associated with a drilling rig contract (€ 19.4 million), expenses related to our exchange offer for Coflexip shares (€ 6.5 million) and the goodwill amortization related to the purchase of the Deepwater Division (€ 142.6 million), net income for 2001 would have been € 63.2 million. Excluding such non-recurring items and goodwill amortization, net income for 2001 would have been € 91.1 million compared to net income for 2000 excluding non-recurring items (capital gains associated with the sale of the CSO Installer and the Caldive shares) and goodwill amortization, of € 92.8 million.

Coflexip Results of Operations for the Year Ended December 31, 2000 Compared to

the Year Ended December 31, 1999

Coflexip Operating revenues

      Net operating revenues of Coflexip increased 4.7% to € 1,064.6 million in 2000 compared with € 1,017.0 million in 1999. This increase reflects increased levels of activity in Brazil due to the strong recovery of sales to Petrobras of flexible pipe manufactured in Brazil and in France and to the favorable impact of the depreciation of the Euro, partly offset by a decrease of activity in Asia Pacific (mainly due to lower integrated contracting activity in 2000 compared to 1999, which had benefited from the contribution of major integrated contracting projects such as Blackback (Esso), Laminaria/ Corallina (Woodside) and Kingfish (Esso)), the North Sea and the Rest of the World (activity in West Africa decreased in 2000 compared to the high level achieved in 1999, which had benefited from the contribution of major integrated contracting projects such as Kuito 1A/IB (Cabgoc) in Angola and Zafiro Gaslift (Mobil) in Equatorial Guinea).

Coflexip Operating income and Earnings Before Interest, Tax, Depreciation and Amortization/EBITDA

      In 2000, operating income decreased 21% from € 136.9 million in 1999 to € 108.9 million, mainly due to generally harsher market conditions in all regions, except in Brazil where market conditions have significantly improved compared with 1999. The harsher market conditions in the North Sea resulted partly from growing competitive pressure on prices in the U.K. sector throughout 2000, as well as from the lower contribution of the Le Trait plant due to decreased flexible pipe supply sales in the North Sea (partially compensated in 2000 by a higher utilization level of Coflexip’s fleet in the sector combined with the successful conclusion of various commercial disputes related to projects executed in previous years). In Asia Pacific, there was a decline of integrated contracting activity in 2000. Decline in margins in the Rest of the World are attributed primarily to the decline of activity in West Africa compared to the high level achieved in 1999 combined with the lower contribution of the Le Trait plant due to decreased flexible pipe sales in the Rest of the World area.

      Coflexip’s EBITDA decreased 8.9% from € 221.8 million in 1999 to € 203.7 million in 2000 as a result of the decrease in margins in oil activities, except in Brazil where activity has significantly increased compared to 1999. Excluding general corporate expenses, EBITDA decreased 7% from € 263.5 million in 1999 to € 245.3 million in 2000.

      General corporate expenses remained stable in 2000 at € 41.5 million in 2000 compared to € 41.7 million in 1999.

      Depreciation and amortization expense increased 12%, or € 10.0 million, from € 84.9 million in 1999 to € 94.9 million in 2000. This increase resulted principally from the non-recurring depreciation charge of € 5.2 million recorded in 2000 on FlexService 1 equipment by adjusting their net book value to fair market value. In addition, an impairment loss of € 6.0 million was recorded on some industrial assets to reflect estimated fair value.

      Selling, general and administrative expenses decreased 1%, or € 0.9 million, to € 104.3 million in 2000, compared with € 105.2 million in 1999. This decrease results principally from Coflexip’s efforts to decrease such costs, partly offset by the impact of newly acquired subsidiaries and the depreciation of the Euro against currencies in which a substantial part of Coflexip’s expenses are incurred.

Coflexip Financial result, non-recurring items and equity income of investees

      The financial result (net interest income plus foreign exchange gain/loss) amounted to a net income of € 19.6 million in 2000 compared with a net income of € 0.6 million in 1999.

      Interest expense decreased by 35.4% from € 18.1 million in 1999 to € 11.7 million in 2000, mainly because Coflexip’s convertible notes ceased to bear interest in July 1999, following Stena International B.V.’s decision to convert them into shares combined with an improved cash position in Brazil throughout 2000 compared to 1999. These favorable elements were partly offset by the depreciation of the Euro against currencies in which a substantial part of interest expenses are recorded, combined with the increased contribution of Seamec, which was consolidated only from October 1999.

      Interest income amounted to € 30.7 million in 2000, representing a 46.2% increase over the € 21.0 million earned in 1999, resulting principally from a significant improvement of Coflexip’s overall cash position and higher interest rates in Euro. Financial income in 2000 included non-recurring income of € 2.0 million, compared with € 2.8 million in 1999, resulting from the repayment, at a steep discount, of certain Brazilian debt. Net foreign exchange gain amounted to € 0.7 million in 2000 compared with a € 2.4 million loss recorded in 1999, which was mainly due to the negative impact of the devaluation of the Brazilian currency in January 1999.

      In January 2000, a capital gain of € 10.4 million was recorded on the sale to a third party of CSO Installer, a flexible pipe laying vessel. In September 2000, a capital gain of € 167.4 million was recognized on the sale of all 3,699,788 shares of common stock of Cal Dive owned by Coflexip at a price of U.S. $52.625 per share.

      The contribution of equity investments to Coflexip amounted to € 2.7 million in 2000 compared with € 2.6 million in 1999 representing the contribution of Cal Dive after goodwill amortization for the first three quarters of 2000.

Coflexip Taxes

      The tax charge for the full year 2000 amounted to € 85.8 million, representing an effective tax rate of 27.8%. The reduction in the 2000 tax rate from 36.2% in 1999 results principally from the favorable impact of capital gains recognized on the sale of CSO Installer and the Cal Dive shares. In both years, however, the effective tax rate was adversely affected by the non-deductible additional depreciation charge resulting from the revaluation of the Stena Offshore vessels and the non-deductible amortization of the residual goodwill recorded on the purchase of Stena Offshore. In addition, the contribution of equity investments is presented after tax. Excluding the impact of these items, the adjusted effective tax rate amounted to 33.8% in 2000.

Coflexip Net Income

      Net income for 2000 amounted to € 222.7 million compared with € 89.6 million in 1999, an increase of € 133.1 million. Excluding the impact of capital gains recorded on the sale of the CSO Installer and the Cal Dive shares (€ 128.7 million), net income for 2000 would have been € 83.6 million, a decline of 7% compared to 1999 net income.

Technip-Coflexip Cash Flows

2001 compared to 2000

      Cash flow from operating activities. We recorded positive cash flow from operating activities in 2001 of € 112.0 million, compared to negative cash flow from operating activities of € (186.6) million in 2000.

      Operating cash flow before changes in working capital requirements was € 213.2 million in 2001, compared to € 116.1 million in 2000. In 2001, amortization and depreciation of tangible and intangible assets (including goodwill) totaled € 110.9 million, compared to € 43.0 million in 2000. The increase in amortization and depreciation is mainly due to the increased amortization of tangible assets (pipelaying vessels, plants and facilities) in the fourth quarter due to the full consolidation of Coflexip after the business combination, and to a lesser extent due to increased amortization of goodwill resulting from acquisitions.

      Cash flow from operating activities deducts income of equity affiliates (net of dividends) from net income, a deduction of € 7.5 million in 2001 compared to a deduction of € 61.1 million in 2000. The decrease in 2001 is almost entirely due to the reduced net earnings of Coflexip during the first three quarters of 2001 (the period for which we accounted for Coflexip using the equity method) compared to the prior year, where earnings benefited from a one-time gain upon sale of Coflexip’s interest in CalDive. Cash flow from operating activities also deducts gain on disposal of fixed and financial assets, which was € 2.8 million in 2001, compared to € 82.4 million in 2000. The principal source of gain upon disposal in 2000 was our sale of our interest in Cogema.

      Changes in working capital requirements had a negative impact of € (101.2) million in 2001 compared to a negative impact of € (302.7) million in 2000.

      Cash flow from investing activities. Net cash used in investing activities was € 660.3 million in 2001, compared to € 419.8 million in 2000. Total capital expenditures on intangible assets, property, plant and equipment, and cash paid for acquired businesses were € 1,106.9 million in 2001, compared to € 702.2 million in 2000. The significant item in 2001 was the acquisition of 5,000,000 shares of Coflexip for cash in October 2001 (total consideration of € 1,040 million and related expenses of € 40 million) in the context of the business combination.

      Proceeds from the disposal of fixed assets and investments amounted to € 213.8 million in 2001 compared to € 176.3 million in 2000. The principle contribution in 2001 was the sale of substantially all of ISIS’s assets (other than shares of Coflexip, Compagnie Générale de Géophysique and us) to IFP for total consideration of € 205 million subsequent to our acquisition of ISIS in October 2001 through an exchange offer conducted in the context of the business combination.

      Cash increase from changes in scope of consolidation represents the cash balances of companies acquired or disposed of, measured as of the date of acquisition or disposal and was € 232.8 million in 2001 and € 42.8 million in 2000. These amounts represented cash acquired through the business combination in the amount of € 241.5 million, partially offset by € 12.3 million deconsolidated upon our disposal of our subsidiary Chemoprojekt.

      Cash flow from financing activities. Net cash provided by financing activities totaled € 763.4 million in 2001 compared to € 126.0 million used in financing activities in 2000. This change mainly resulted from our financing of the purchase of 5,000,000 Coflexip shares in the business combination through a credit facility initially drawn in the amount of € 1,030 million. At December 31, 2001, the amount drawn under this facility was € 944 million.

      Other cash used in financing activities resulted from our payment of a dividend in the aggregate amount of € 50.9 million based on 2000 operating results.

2000 compared to 1999

      Cash flow from operating activities. We recorded negative cash flow from operating activities in 2000 of € 186.6 million, compared to positive cash flow from operating activities of € 207.7 million in 1999.

      Operating cash flow before changes in working capital requirements was € 116.1 million in 2000, compared to € 148.6 million in 1999. In 2000, amortization and depreciation totaled € 43.0 million, compared to € 31.8 million in 1999. The increase is mainly due to the additional goodwill amortization recorded from our acquisition of Coflexip in April 2000.

      Income of equity affiliates of € 61.1 million was deducted from net income in 2000 compared to a deduction of € 0.8 million in 1999. The increase in 2000 is almost entirely due to our interest acquired in Coflexip which accounted for € 60.0 million (including € 39.0 million of non-operating revenues) in 2000. The gain on disposal of fixed assets was € 82.4 million in 2000, compared to € 5.0 million in 1999. The increase in this item in 2000 was mainly related to our sale of Cogema shares.

      Changes in working capital requirements had a negative impact of € 302.7 million in 2000 compared to a positive impact of € 59.1 million in 1999. This change corresponded to the reversal of current provisions for € 124.5 million in 2000, due to restructurings in our subsidiaries KTI and MDEU and the end of different contracts acquired in the beginning of 1999 from Mannesmann in the same subsidiaries compared to € 3.8 million in 1999. The working capital requirement change was also impacted by the increase in contracts in progress (net of progress payments on contracts) of € 224.8 million, principally as a result of extra costs on contracts in Venezuela due to social unrest, difficult contracts in our subsidiaries KTI and MDEU, and to larger cash positions on several contracts due to favorable terms of payment in 1999, compared to the relatively stable position (positive cash flow of € 24.8 million) in 1999.

      Cash flow from investing activities. Net cash used in investing activities was € 419.8 million in 2000, compared to € 23.2 million in 1999. Total capital expenditures on intangible assets, property, plant and equipment, and cash paid for acquired businesses were € 702.2 million in 2000, compared to € 109.8 million in 1999. The significant items in 2000 were the purchase of a 29.7% interest in Coflexip for € 659.7 million and € 21.7 million for a 50% interest in Krebs-Speichim. In addition, in 2000 we received a reimbursement of € 63.3 million from Mannesmann on the purchase price from the acquisition of KTI/MDEU as a result of an arbitration decision.

      Proceeds from disposal of fixed assets and investments amounted to € 176.3 million in 2000 compared to € 9.9 million in 1999. The principle contribution in 2000 was the sale of our 3.2% interest in Cogema for € 151.6 million.

      Cash increase from changes in scope of consolidation represents the cash balances of companies acquired or disposed of, measured as of the date of acquisition or disposal and was € 42.8 million in 2000 and € 140.0 million in 1999. These amounts represented the cash balances acquired on the acquisition of Krebs Speichim in 2000 and KTI/MDEU in 1999.

      Cash flow from financing activities. Net cash provided by financing activities totaled € 126.0 million in 2000 compared to € 64.9 million used in financing activities in 1999. This change mainly resulted from an increase in short-term debt of € 190.0 million in 2000, compared to € 16.6 million in 1999 in order to finance part of the negative cash flow from operating activities.

      Other cash used in financing activities resulted from the repurchase of our own shares for € 21.5 million in 2000, compared to € 20.2 million in 1999 and from dividends paid of € 45.9 million in 2000 compared to € 37.8 million in 1999. Additionally, in 1999, a capital decrease of € 19.7 million occurred. No capital decrease occurred in 2000 while we received cash flows from capital increases of € 22.3 million in 2000, compared to € 12.5 million in 1999.

Intangible Assets

      At December 31, 2001, our net intangible assets amounted to € 2,713.4 million. They consisted principally of € 2,584.9 million in goodwill resulting from acquisitions, of which € 2,435.8 million result from our acquisition of Coflexip. Our other net intangible assets amounted to € 128.5 million as of the same date, and chiefly comprise our patents and trademarks, as well as our e-procurement platform. At December 31, 2000, our net intangible assets amounted to € 591.9 million, compared to € 154.8 million at the preceding year end, the difference being primarily attributable to goodwill resulting from our initial minority investment in Coflexip.

TECHNIP-COFLEXIP LIQUIDITY AND CAPITAL RESOURCES

      We estimate capital expenditures for our fiscal year 2002 will approximate € 140 million. Our budgeted investments will be principally (€ 120 million) in the Offshore Segment.

      We define our working capital requirement as the sum of the following: “deferred bid costs (net)”, “inventories”, “contracts-in-progress”, “advances to suppliers”, “accounts and notes receivables (net)”, “retirement indemnities”, and “other current assets (net)”; less the sum of “accrued liabilities (except the non-current portion)”, “progress payments on contracts”, “accounts and notes payable” and “other creditors”. Our definition of working capital requirement may not be comparable to the definition of working capital requirement employed by other companies.

      Our working capital requirement at December 31, 2001 was € (695.7) million, compared with € (648.0) at December 31, 2000, and € (830.9) million at December 31, 1999. The increase in working capital from 1999 to 2001 was primarily due to increased overall activity levels and resulting operating cash flows. Our capital expenditures and cash paid for acquired businesses for 2001 were € 1,106.9 million, compared to € 702.2 million in 2000, and € 109.8 million in 1999. The increase in 2001 was primarily due to the cash payment to Coflexip shareholders in the tender offer. Net cash flow from operating activities in 2001 was € 132.0 million compared to € (186.6) million used by operating activities in 2000 and € 207.7 million provided in 1999. See “— Cash Flows” above. In recent years, our cash flow before changes in working capital requirements has been substantially positive and has generally provided us the ability to fund growth internally. Our cash and cash equivalents increased to € 763.4 million at the end of 2001 from € 563.0 million at the end of 2000. See “— Technip-Coflexip Cash Flow”, above. Our cash on hand and access to other sources of funds is sufficient to meet our anticipated operating and capital expenditure requirements.

      Contracts-in-progress, which represents the aggregate value of all our work-to-date recorded under current contracts (including turnkey and cost plus service contracts) and includes all invoiced equipment, supply and labor costs as well as a share of the estimated final contract margin, increased to € 6,313.6 million at December 31, 2001 from € 4,718.0 million at December 31, 2000.

      Contracts-in-progress are valued at cost and include mainly turnkey or similar contracts. These contracts are funded by partial payments invoiced to the customers. At December 31, 2001, progress payments received on ongoing projects amounted to € 6,472.5 million compared to € 4,896.1 million at December 31, 2000.

      Our inventories and deferred bid costs at December 31, 2001 amounted to € 111.9 million compared to € 7.1 million at December 31, 2000 and € 4.6 million at December 31, 1999. The increase in 2001 reflects the inventory contribution of Coflexip (€ 102.9 million) notably with respect to its flexible piping and other manufacturing activities.

      Our total provisions amounted to € 337.6 million at December 31, 2001, € 233.1 million at December 31, 2000 and € 269.8 million at December 31, 1999, and provide coverage for contract risks, risks associated with litigation, pension costs and general business risks. We have unused multicurrency credit lines of approximately € 350 million (€ 180 million at December 31, 2001) at the reference rate for the drawn currency plus 0.25%. We believe that these, together with cash on hand and marketable securities, provide us with adequate operating liquidity.

      Shareholders’ equity at December 31, 2001, before incorporation of the profit for the year was € 2,214.2 million, compared to € 766.4 million at December 31, 2000. In total, shareholder’s equity finances our fixed assets and provides a sound financial basis for the group.

      At December 31, 2001, non-current assets amounted to € 3,806.9 million. Our fixed assets amounted to € 982.3 million at this date and consisted principally of our construction fleet (€ 499.7 million) and property used for office space and production. See “Item 4. Information about Technip-Coflexip — Property, Plant and Equipment”.

      At December 31, 2001, our financial debt amounted to € 1,638.9 million, of which € 456.7 million was short-term borrowings to optimize our treasury management. € 184.5 million of these short-term borrowings were in the form of a revolving program of commercial paper having a maturity of less than three months, and bore an average rate of interest of approximately 4.3% in 2001. An additional € 222.5 million consisted of the current portion of long term debt incurred in various of our past acquisitions. Refundable advances represented substantially all of our remaining financial debt at that date. Most of our financial debt at this date was denominated in euro or in euro-zone currencies, although approximately 26.4% of our financial debt was denominated in dollars reflecting Coflexip’s financing of the acquisition of the Deepwater Division from Aker Maritime. The non-current portion of our long-term debt totaled € 1,182.2 million as of December 31, 2001.

      At December 31, 2000 our total financial debt amounted to € 196.0 million, of which the non-current portion of our long-term debt totaled € 4.8 million. At December 31, 1999 our total financial debt amounted to € 21.8 million, of which the non-current portion of our long-term debt totaled € 6.8 million. At both dates, substantially all of our financial debt was denominated in euro or euro-zone currencies.

      Our financial debt at December 31, 2001 reflects significant new financial debt that we incurred in connection with the Coflexip exchange offer and the ISIS exchange offer and an additional credit facility of € 235 million. Subsequent to the end of 2001, we reimbursed € 793.5 million of the principal amount of the acquisition financing using the net proceeds of bonds convertible into new shares and/or exchangeable for existing shares. The exchangeable/ convertible bonds are in a principal amount of € 793.5 million with a 1% coupon and a 3.25% yield to maturity on January 1, 2007 assuming no conversion or exchange. For additional information regarding these bonds please see Note 22(a) to our consolidated financial statements included at “Item 18” of this report and the documentation relating to the bonds filed as Exhibit 10.1 to this report. Our financial debt at December 31, 2001, also reflects the consolidation of approximately € 460.3 million in financial debt carried on the balance sheets of Coflexip and the Deepwater Division.

      A review of our debt and equity should also consider contractual obligations and commitments other than those reflected directly on our balance sheet. These amounts together with our balance sheet debt are summarized as of December 31, 2001, in the table below.

		Payments due in
	Balance as of
Contractual obligations	year end 2001	2002	2003-2005	After 2005

	(in € millions)
Short Term Debt	456.7	456.7	N/A	N/A
Long Term Debt	1,182.2	—	596.4	585.8
Operating Leases	224.0	44.4	99.3	80.3
Capital Leases	6.6	1.8	4.8	—

Balance as of
Other Commitments	year end 2001

Interest Swap	122.0
Foreign Exchange Contracts	926.8
Guarantees related to contracts	1,558.1
Parent guarantees to clients	5,507.0

      At the same date, performance guarantees that we received from our suppliers and subcontractors in relation to contracts in progress amounted to €474.0 million.

Guarantees related to contracts

      Guarantees related to contracts are mainly made up of performance bonds, which usually not for the full amount of the maximum theoretical contractual liability but are subject to individual negotiation. Performance bonds would usually be released partially upon delivery of the contract (provisional acceptance by the customer), the reminder being released at the final acceptance by the customer.

      When circumstances arise that result in the threat of calling a bond, then we seek to negotiate acceptable alternative arrangements. Bonds are typically called when there is no other remedy acceptable to our customer. Our experience to date has been that bonds are very rarely called. In general, we establish provisions to cover any anticipated loss that could arise from our contractual obligations.

Parent guarantees to clients

      Parent guarantees are given in the normal course of the Group’s businesses by Technip-Coflexip Holding or Coflexip SA to customers to cover the good performance of a contract awarded to one of our subsidiaries. They would be usually released at the end of the contract.

Other Material Financial Elements

      Policies of the Organization of Petroleum Exporting Countries could affect our operations or the investments by our shareholders. Petroleum industry operations and profitability are influenced by many factors some of which our clients cannot control. Prices for crude oil and natural gas, petroleum products and petrochemicals are determined by supply and demand for these commodities. OPEC member countries are typically the world’s swing producers of crude oil, and their production levels are a major factor in determining worldwide supply. For example, OPEC’s implementation of production cutbacks to eliminate excess supply of crude oil for world markets results in price increases of crude oil.

      For information on how ILSA may affect our operations or the investments by our shareholders, please see “Item 4. Information about Technip-Coflexip — Geographical and Segment Breakdown of Not Sales and Backlog — Special Geographic Considerations.”

Item 6.     Directors, Senior Management and Employees

Compensation

      The aggregate amount of compensation that we paid to members of our supervisory and management boards, as a group (16 persons in all as of December 31, 2001) for services in all capacities from the adoption of these bodies on December 13 through December 31, 2001 was approximately € 65 thousand. Part of this amount was in the form of performance-related bonuses paid to our senior management, based on the level of achievement specific targets. In addition, on March 31, 2002 members of our management boards had stock options giving them the right to subscribe to new shares or to purchase existing shares for 112,000. No “jetons de présence” (directors’ fees) were granted to the members of our supervisory board for 2001. The compensation of our officers and key personnel is proposed by the compensation committee of our supervisory board.

      The following table sets forth the total amounts of compensation paid by us to our board of directors for fiscal year 2001 through December 13, 2001 when we revised our corporate structure:

Members of the Board of Directors	Amount of Compensation

Daniel Valot	€ 713,330
Gaz de France represented by Jacques Deyirmendjian	€ 13,720
ISIS represented by Claude Mandil	€ 13,720
Pierre Vaillaud	€ 13,720
Olivier Barbaroux	€ 13,720
Philippe Jeunet	€ 13,720
Miguel Caparros	€ 13,720
Jean-Pierre Lamoure	€ 13,720
Bruno Weymuller	€ 13,720
Christophe de Margerie	€ 13,720
Charles Prévot	€ 13,720

      The following table sets forth the total amounts of compensation paid by us to our management board from December 13, 2001 to the end of fiscal year 2001:

Members of the Management Board	Amount of Compensation

D. Valot	€ 19,188
T. Ehret	€ 13,649
D. Burlin	€ 13,080
J. Deseilligny	€ 11,247
C. Giraut	€ 7,397

Share ownership

      As of April 1, 2002, no supervisory or management board member, nor these persons as a group, is the beneficial owner of more than 1% of our voting power. The aggregate share ownership of the members of our supervisory and management boards, as a group, representing 15 persons as of April 1, 2002 is 31,544 Technip-Coflexip shares.

Options

      As of March 31, 2002, a total of 609,678 options to purchase new or existing shares were outstanding (609,678 at December 31, 2001), of which 112,000 were held by members of our management boards with the remainder held by our employees or executives. No member of our supervisory board currently holds options on our shares. None of the individual members of our management or supervisory boards or our senior management owns options that would, taking into account their current shareholding, entitle them to own more than 1% of our outstanding shares.

      The following table sets out certain information relating to the various option plans as of December 31, 2001.

	1996/1998 Plan		1999/2001 Plan

	1997 tranche	1998 tranche	1999 tranche	2000 tranche

	Subscription	Purchase	Purchase	Subscription		Purchase
	options	options	options	options		options

Date of meeting	May 16, 1995	Apr. 30, 1998	Apr. 30, 1999	Apr. 28, 2000		Apr. 28, 2000
Date of Board of Directors	March 13, 1997	Apr. 30, 1998	Apr. 30, 1999	Dec. 14, 2000		Dec. 14, 2000
Number of options authorized(2)	1.1% of capital	1% of capital	2% of capital	1% of capital		1% of capital
Number of options allocated	178,973	138,711	315,520	493,028	(1)	139,576	(1)
Total number of shares available for subscription/purchase(3):	173,173	133,511	307,620	489,828		139,576
Of which: Number of shares available to directors for subscription/ purchase	44,000	40,500	94,700	120,800	(1)	120,800	(1)
Of which: Number of directors concerned	14	14	16	17		17
Vesting date for exercise of options(4)	Sept. 14, 1999	May 1, 2001	May 1, 2002	Dec. 15, 2003		Dec. 15, 2003
Expiration date(5)(6)	March 14, 2002	Apr. 30 2003	Apr. 30, 2004	Dec. 14, 2008		Dec. 14, 2008
Subscription/ purchase price per share	€ 86.74	€ 106.92	€ 95.94	€ 143.24		€ 143.24
Number of shares subscribed/ purchased at 12/31/01	106,520	36,511	23,000	0		0
Shares remaining available for subscription/ exercise at 12/31/01	31,650	107,000	284,620	489,828		139,576
Number of holders per tranche	167	160	250	1,100	(7)	1,100	(7)

(1)	The options granted as part of this 1999-2001 plan, tranche 2000, relate to a maximum of 632,604 shares. The rules for this tranche state that a maximum of 139,576 share purchase options will be granted first. Therefore, the initial exercises of options will be for the transfer of 139,576 shares held by us and the remaining 493,028 options will be considered as share subscription options.

(2)	The number of options authorized was determined as a percentage of our share capital as of the date the Board of Directors exercised the authorization.

(3)	The number of shares available for subscription is less than the number of options allocated due to the departure of the employee holding them.

(4)	The options for each tranche have different vesting dates. In each case, the date indicated is that of the first day of vesting for the shares issued with respect to the relevant tranche.

(5)	The options for each tranche have different expiration dates. In each case, the date indicated is that of the day of expiration for the shares issued with respect to the relevant tranche.

(6)	All the plans are subject to certain restrictions limiting the exercise of options in the event of the employee’s or director’s departure from Technip-Coflexip. Holders of options may not exercise their options immediately following their allocation. The options may be exercised only three years following the date of grant of the options for a period of 5 or 8 years after the grant.

(7)	This number includes holders of share subscription and share purchase options for tranche 2000 of the 1999-2001 Plan.

     Company Savings Plan. Our Mixed Shareholders’ Meeting held on August 24, 2001, granted our management the authorization to issue an additional 1% of share capital in one or several steps, and our management has announced its intention to proceed under this authorization with an offer of shares reserved for our employees, including employees of our subsidiaries, in France and elsewhere. These shares are to be paid solely with cash. Our employees may purchase these shares solely through our statutory company savings plan.

Directors and Officers

      Technip-Coflexip is organized under French law as a stock corporation (société anonyme) with a management board (directoire) and a supervisory board (conseil de surveillance). We adopted our current two-tier board structure at a mixed Shareholders Meeting convened on December 13, 2001 following the closing of the business combination, in execution of an amendment to our by-laws. The two boards are separate and no individual may simultaneously serve as a member of both.

      Under French law, our management board has management responsibility for Technip-Coflexip and broad authority to take actions in our name, within the scope of our corporate purposes and subject to the authority expressly reserved by law or our by-laws to the shareholders and the supervisory board.

Our Management Board

      Our management board the Directoire currently comprises four members. The members, chairman and vice chairman of the management board are appointed by our supervisory board. The term of office of the members is four years.

      Meetings of the management board may take place by personal attendance in France or abroad or by video conference or conference call. Meetings shall be held approximately every two weeks. Decisions are required to be taken by consensus, or in the absence of agreement, by a simple majority of the members.

      The management board has broad power to manage our business and to act in our name, except for those powers that are specifically granted to the supervisory board or to the shareholders by law or our by-laws. The management board will be responsible for deciding general policy matters and determining our overall business and financial strategy.

      The chairman of our management board oversees our principal corporate functions, notably finance and audit, human resources, communications, group strategy, information systems, legal services, global procurement and our quality, health, safety and environmental policies.

      As of March 31, 2002, the members of our management board are:

		Initial
Name, Age, Citizenship(1)	Current Responsibility	Appointment	Outside Positions

Daniel Valot (57)	Chairman of the Management Board	2001	Chairman of Technip Far East, Chairman of Technip Americas Corp., Chairman of the Supervisory Board of Technip Germany, Chairman of the Board of Directors of Technip Italy, Permanent representative of Techip-Coflexip on the Board of Technip France, Director of Coflexip, Director of Compagnie Générale de Géophysique, Director of Petrofina, Director of l’IFP

Thomas Ehret (50)	Vice-Chairman of the Management Board; President of the Offshore Branch	2001	Director of Coflexip, of Coflexip Offshore Norge Inc., of Coflexip Maritime Inc., of CSO Aker Rauma Offshore Oy, of Coflexip Stena Offshore (Nigeria) Ltd., of Coflexip Stena Offshore Asia Pacific Pty Ltd, of Coflexip Stena Offshore Contracting BV, of Coflexip Stena Offshore Holdings Ltd, of Coflexip Stena Offshore Inc., of Coflexip Stena Offshore Pty Ltd, of Coflexip UK Stena Offshore Holdings Ltd. Chairman of Coflexip Stena Offshore International, of Perry Slingsby Systems Inc. Chairman of CSO Aker Maritime Inc.

		Initial
Name, Age, Citizenship(1)	Current Responsibility	Appointment	Outside Positions

Daniel Burlin (59)	President of the Onshore/Downstream Branch	2001	Consultant to the Banque de France, Director of Coflexip, of Isis, of Technip Eurocash GEIE, of Technip France, of Promotora Dhinesa, of Inversiones 3959, of Technip Americas Corp, of Technip CIS, of Technip Italy, of Technip UK Ltd, of Technip Upstream Houston, of Technip USA Corp., Representative of Technip- Coflexip on the Board of Technip TPS, Member of the Management Committee of Ipedex, Manager of TTIL SNC, of TTLG, Chairman of Technip Holding Benelux BV, Chairman of COFRI, of Abay Engineering, of Technip Capital, of Inversiones Dinsa, of Technip International, of Technip Overseas

Jean Deseilligny (58)	Senior Executive Vice President, Business and Operations of the Onshore/Downstream Branch	2001	Manager of Consorcio Contrina SNC, General Manager of Technip Middle East FZC, Chairman of Technip Upstream Houston, of Technip Geoproduction (M), of Technip Geoproduction Norge, Vice-Chairman of Technip Americas Corp., Member of the Management Committee of Ipedex, Director of Technip France, of Coflexip, of DIT-Harris, of Techip Italy, of Technip International, of Technip KT India, of Technip Overseas, of Technip Saudi Arabia Ltd, of TPG (UK) Ltd, of Technip Geoproduction Nigeria Ltd, Representative of Technip-Coflexip on the boards of Techswims and TSKJ-Serviços de Engenharia Lda.

(1)	Unless noted otherwise, our management board members are Citizens of France.

Biographies of our Management Board

      Daniel Valot. Mr. Valot is Chairman of the Management Board of Technip-Coflexip. In addition to being the Chief Executive Officer of Technip-Coflexip, he is the Chairman of Technip Italy, Technip Americas, Technip Germany and Technip Far East (Malaysia) and serves on the boards of directors of Technip France Coflexip, CGG, Petrofina and IFP. Prior to joining Technip in 1999, Mr. Valot was President of TotalFina Exploration and Production. He joined the Total Group in 1981 where he also held the posts of Deputy Finance Manager of Total, Finance Manager of the Total Chemical Division and Chairman and Chief Executive Officer of Total Petroleum North America. Mr. Valot is a graduate of the Institut d’Etudes Politiques de Paris (Paris Institute of Political Science) and the Ecole Nationale d’Administration (National School of Administration).

      Thomas M. Ehret. Mr. Ehret, Vice-Chairman of the Management Board of Technip-Coflexip and President of the Offshore Branch. Prior to the combination of Technip and Coflexip, Mr. Ehret was Chief Operating Officer for Coflexip since February 1998, and Director and Chief Operating Officer since 1995. Prior to joining Coflexip in 1995, Mr. Ehret has served as Director and Chief Executive Officer for Stena Offshore N.V. Group since 1988, where he was a member of the Stena Group Executive Committee and also served as Chairman of Stena Drilling and Director of Safe Partners AB and Northern Marine Management. Prior to 1988, Mr. Ehret held several senior management positions at Cornex Houlder Ltd., an engineering and diving company operating in the United Kingdom, and FMC Europe S.A. and EMC Corporation (USA), a petroleum equipment group. Mr. Ehret holds a Masters in Sciences degree in Mechanical Engineering from Arts et Métiers in Paris and is a member of the Young President Organization.

      Daniel Burlin. Mr. Burlin is the President of the Onshore/Downstream Branch. He is also a member of Technip-Coflexip’s Executive Committee and a former head of our finance department. Prior to joining Technip in 1991, he worked as a controller at Saint-Gobain, then at Schlumberger before joining Aerospatiale, where he successively held the following positions: Financial Director of the Western Plants of Airplanes Division, Director of the Finance Department of the Aerospatiale Group in Paris (1986), then Secretary General of Euromissile (created by Aerospatiale and Daimler Benz to specialize in the field of tactical missiles). Mr. Burlin is a graduate of the Institut d’Etudes Supérieures des Techniques d’Organisation (Institute of Advanced Organizational Studies) and holds an engineering degree from the Conservatoire National des Arts et Métiers (the National Conservatory of Industrial Arts and Crafts) and a doctorate in management from the University of Paris (Dauphine).

      Jean Pierrot Deseilligny. Mr. Pierrot Deseilligny is the Senior Executive Vice President, Business and Operations of the Onshore/Downstream Branch. He was formerly the Chief Executive Officer of the Middle East and Southwest Asian operations. Since joining Technip in 1969, his other positions have included Vice President and Director of Sales (1981-1985), Vice President of Management and Industry (1986-1989), Operating Vice President of the International Division and Deputy Director of Sales (1989-1992) and Chief Executive Officer of the Middle East Operations (1998-1999). Mr. Pierrot Deseilligny is a graduate of the Institut d’Etudes Politiques de Paris (Paris Institute of Political Science) and holds a degree in law.

Our Supervisory Board

      Our supervisory board comprises 12 members appointed by our shareholders. The members are appointed for a term of four years, which shall terminate at the end of the ordinary general meeting of our shareholders held in the year during which the period expires. Pursuant to our bylaws (statuts), each member of our supervisory board must hold at least one Technip-Coflexip share.

      The supervisory board supervises the management board and appoints its members including its chairman. Only our shareholders acting at a general meeting of shareholders may remove a member of the management board. The supervisory board fixes the remuneration of the members of the management board. The supervisory board appoints its own chairman.

      Our supervisory board exercises ongoing supervision of the management of Technip-Coflexip by the management board and must present its remarks on our financial accounts and on our management report to the annual general meeting of our shareholders. In addition to transactions for which French law requires supervisory board approval, our by-laws require that our management board notify the supervisory board for the purposes of debate of the group’s annual investment budget, any major acquisitions (including the related financing) or disposals, the overall group strategy as presented by the management board and, at the initiative of the chairman of the management board, any non ordinary-course operation that is likely to expose the group to significant risks.

      Meetings of the supervisory board are held at least four times per year. Meetings may be convened by the supervisory board chairman on his own initiative, at the request of one third of the members of the supervisory board or at the request of the chairman or any member of the management board. Meetings of our supervisory board may take place by personal attendance or by any means of telecommunications permitted by law, notably by video conference or conference call.

      Decisions must be taken by a simple majority of all members entitled to vote whether or not present or represented without a deciding vote of the chairman. In the case of a non-majority vote, however, the supervisory board’s chairman holds the deciding vote. Voting by proxy is permitted.

      The majority of the 12 members of our supervisory board are independent directors under French stock market regulations, and three are of a nationality other than French. As indicated in the table below, we have nominated one member of our supervisory board at the recommendation of each of TotalFinaElf, Gaz de France and IFP.

      As of March 31, 2002, the members of our supervisory board are:

	Initial	Responsibility on
Name, Age, Citizenship(1)	Appointment	Supervisory Board	Outside Positions

Pierre-Marie Valentin (64)	2001	Chairman	None

Michel Levêque (68)	2001	Vice-Chairman	None

Roger Cairns (58)	2001	Member	Chairman and Chief Executive Officer of
(United Kingdom)			Cedar International Plc

Miguel Caparros (57)	2001	Member	None

Jean-Pierre Capron (58)	2001	Member	Chairman of the Management Board of Fives-Lille, Chairman and Chief Executive Officer of D.M.S., F.C.B., and F.C.B. Ciment, Chairman of the Board of Directors of Stein Atkinson Stordy Ltd., Director of Le Carbone Lorraine, Coparex International, Coflexip, Nordon, Nordon Industries, Pierre Guerin SA, EGCI Pillard.

Jacques Deyirmendjian* (57)	2001	Member	Senior Executive Vice President of Gaz de France, Director of Cofatec, Cogac, GSO, GDF International, and Gaz Inter Président de AFG (Association), Vice-Chairman of the Supervisory Board of F.R.A. GAZ

Jean-Pierre Lamoure (52)	2001	Member	Director of Institut Français du Pétrole, Lapeyre, and subsidiaries of the Soletanche Group; President of the Board of Directors of Soletanche SA, Soletanche-Bachy, Chairman of the Supervisory Board of Atlantic SFDT SA, Member of the Management Board of SEDECO SA, Director and Vice Chairman of the National Federation of Public Works (Fédération Nationale des Travaux publics).

Claude Mandil** (60)	2001	Member	Chairman of Institut Français du Pétrole.

Roger Milgrim (64)	2001	Member	None
(United States)

	Initial	Responsibility on
Name, Age, Citizenship(1)	Appointment	Supervisory Board	Outside Positions

Rolf-Erik Rolfsen (61)	2001	Member	Director of HAG AS (France)
(Norway)
Pierre Vaillaud (66)	2001	Member	Director of TotalFinaElf, and Egis, Member of the Supervisory Board of Oddo Pinatton.
Bruno Weymuller*** (53)	2001	Member	Executive Vice President, Strategy and Risk Assessment of TotalFinaElf, Director of Elf Aquitaine, Sanofi-Synthelabo

(1)	Unless noted otherwise, our supervisory board members are citizens of France.

*	Nominated upon the recommendation of Gaz de France.

**	Nominated upon the recommendation of IFP.

***	Nominated upon the recommendation of TotalFinaElf

Biographies of Our Supervisory Board

      Pierre Marie Valentin. Mr. Valentin is Chairman of the Supervisory Board of Technip-Coflexip. Mr. Valentin has been Chairman, President and Chief Executive Officer of Coflexip since January 1996. Prior to joining Coflexip in 1996, Mr. Valentin held various positions in the Elf Aquitaine group from 1964 to 1985, was Chairman and Chief Executive Officer of Technip from 1985 to 1992 and was Chairman and Managing Director of United Technologies Carrier Eto from 1992 to 1994. He served in an advisory capacity to the Thomson group from 1995 to the beginning of 1996.

      Pierre Vaillaud. Mr. Vaillaud retired in 2000. He is the Former Chairman and Chief Executive Officer of Technip, which he led from 1992 to 1999, and Elf Aquitaine, which he led from 1999 to 2000. He also serves on the Boards of TotalFinaElf, EGIS and Oddo Pinatton.

      Miguel Caparros. Mr. Caparros is retired. He has served as director at Technip since 1995. He is also a director at C4W. From 1992 to 1998, Mr. Caparros was an Advisory Director to Morgan Stanley.

      Jean-Pierre Capron. Mr. Capron is currently Chairman and Chief Executive Officer of Compagnie de Fives-Lille. Mr. Capron is President of FCB, FCB Ciment and of Stein Atkinson Stordy Ltd., and director of Coparex International and La Carbonne Lorraine and member of the Supervisory Board of Consortium de Réalisation.

      Jean-Pierre Lamoure. Mr. Lamoure is the President and Chief Executive Officer of the Group Solétanche, which he has led since 1989. He also serves on the Board of Directors of IFP, Lapeyre and different subsidiaries of the Group Soletanche.

      Michel Lévêque. Mr. Levêque is Vice-Chairman of the Supervisory Board of Technip-Coflexip. He is also currently Ambassador of France.

      Roger M. Milgrim. Mr. Milgrim is currently a Senior Partner of Paul, Hastings, Janofsky & Walker LLP and a director of the Fulbright Association.

      Rolf Erik Rolfsen. Mr. Rolfsen is currently a director of UMOE-Mandal AS and of HAG SA. He is President of the Industrial Foundation Committee for the Norwegian University of Polytechnic.

      Bruno Weymuller. Mr. Weymuller is Executive Vice President of TotalFinaElf, and President of Strategy and Risk Assessment. Prior to his current position, he served as the Chief Financial Officer of Elf Aquitaine. He is also on the Board of Sanofi-Synthelabo and Elf Aquitaine.

      Claude Mandil. Mr. Mandil is the President and CEO of Institut Français du Pétrole (IFP). He was Chairman and CEO of ISIS June 2000 to December 2001 and Delegate Managing Director of Gaz de France from 1998 to 2000. Prior to these positions, Mr. Mandil was Director General for Energy and Raw Materials at

the Ministry of Industry, Post and Telecommunications from 1990 to 1998 and simultaneously, from 1996 to 1998, Chairman of the Council of Governors of the International Energy Agency (IEA). Mr. Mandil, is a graduate of the Ecole Polytechnique and an Ingénieur Général au Corps de Mines (Mining Engineer).

      Jacques Deyirmendjian. Mr. Deyirmendjian represents Gaz de France where he serves as Managing Director. In 1989, he joined the International Division as Vice-President, and the next year was appointed Executive Vice-President with responsibility for natural gas supplies to the French market and the international development of Gaz de France. In 1996, he was appointed Senior Executive Vice-President of Gaz de France. In 2000, he was appointed Managing Director, with responsibility for international affairs and industrial partnerships. Mr. Deyirmendjian is a graduate of the Ecole Polytechnique and the Ecole Nationale d’Administration (National School of Administration).

      Roger Cairns. Mr. Cairns is currently Chairman & CEO of Cedar International Plc. He serves as Senior Technical Adviser of Enhanced Recovery System. Mr. Cairns is a member of the Council of Institute of Petroleum and is Chairman of the Institute of Petroleum Discussions Group (Energy, Economics and Environment Committee).

Audit, Compensation and Strategy Committees

      Our supervisory board has established three committees: the audit committee, the compensation committee and the strategy committee.

      Audit Committee. Our audit committee is comprised of Messrs. Miguel Caparros, Roger Milgram, Pierre Marie Valentin (Chair) and Bruno Weymuller. The audit committee presents its report to our supervisory board. The audit committee has reviewed our financial accounts for fiscal year 2001 and presented its recommendation to the supervisory board to approve the financial accounts for fiscal year 2001. Our audit committee is responsible for:

•	analysis of our principal internal control system, including organization, efficiency and adequacy;

•	examining and analyzing the external audit reports;

•	review of our financial accounts (consolidated and non-consolidated) to be presented to our supervisory board;

•	review of external communications relating to our financial situation; and

•	review of the Audit Charter at least once a year to recommend eventual modifications to our supervisory board in conformity with the applicable laws and rules.

      Compensation Committee. Our compensation committee is comprised of Messrs. Jean-Pierre Capron (Chair) Michel Leveque, Rolf Erik Rolfson, Pierre Vaillaud and Bruno Weymuller. The compensation committee presents its report to the supervisory board. The compensation committee is responsible for the review of:

•	compensation amount and structure for the Chairmen of our supervisory and our management boards as well as for members of our management board;

•	our salary and compensation policies, including employee stock option plans and employee shareholding plans;

•	the amount and distribution of directors’ fees (jetons de présence) granted to the members of our supervisory board; and

•	recruitment and review of prospective candidates for our supervisory board and our management board to facilitate nominations and appointments to our boards as well as the renewal of board memberships.

      Strategy Committee. Our strategy committee is comprised of Messrs. Roger Cains, Jean-Pierre Capron, Jacques Deyirmendjian, Jean-Pierre Lamoure, Claude Mandil, Pierre Vaillaud and Pierre Marie Valentin (Chair).

The strategy committee presents its report to our supervisory board. The strategy committee is responsible for reviewing:

•	our global strategy as proposed by the Chairman of our management board;

•	our annual investment budget;

•	any major acquisitions (including associated investments) or disposals; and

•	any transaction, outside the normal course of business, that involves a high degree of risk.

Executive Committee (COMEX)

      Our executive committee comprises 13 members appointed by the management board. The Executive Committee’s role is to assist the management board in its decisions. The executive committee serves a forum for the exchange of information at the level of our main managers and meets once a month to prepare decisions for the management board. Patrick Picard acts as secretary to the Group Executive Committee.

      In addition to matters of common interest and in particular coordination issues among our different Business Units, the Executive Committee is required to deliberate on the following matters:

•	acquisitions and sales of assets or companies;

•	strategic pluri-annual programs;

•	commercial and investment budgets;

•	appointment of top staff and line managers;

•	major decisions regarding the preparation and follow-up of “executive committee level” contracts;

•	decisions regarding the pursuit of legal proceedings;

•	salary and incentive policies within the Group; and

•	share subscription plans and/or option plans and employee offers.

      The Members of our executive committee are:

	Initially
Name, Age, Citizenship(1)	Appointed	Position with Technip-Coflexip

Daniel Valot (57)	2001	Chairman and Chief Executive Officer

Thomas Ehret (50)	2001	Vice Chairman of the Management Board and President of the Offshore Branch

Daniel Burlin (59)	2001	President of the Onshore/Downstream Branch

Jean Pierrot Deseilligny (58)	2001	Senior Executive Vice President, Business and Operations of the Onshore/Downstream Branch

Samson Alev (57)	2001	Chairman and Chief Executive Officer Technip France, Managing Director of the Western Europe and CIS Onshore/Downstream Branch

David Cassie (45)	2001	Senior Vice President North Sea, Canada, Caspian Region
(United Kingdom)		Offshore Branch

Anne Decressac (44)	2001	Senior Vice President of Human Resources and Communications

Svein Eggen (51)	2001	Senior Vice President and Deputy C.E.O. of the Atlantic
(Norway)		Region Offshore Branch

Nicola Greco (51)	2001	Chief Executive Officer and Managing Director of Technip
(Italy)		Italy, Chief Executive Officer for South and East Europe and Africa Onshore/Downstream Branch

Dominique Henri (46)	2001	Chairman and Chief Executive Officer of Coflexip SA, as well as Senior Executive Vice-President of Strategy

Leonello Pari (57)	2001	Senior Vice-President of Global Procurement
(Italy)

Kevin Wood (46)	2001	Senior Vice-President of Business Development
(United Kingdom)

Xavier Jacob (60)	2001	Senior Vice President of Project Management

(1)	Unless noted otherwise, our executive officers are citizens of France.

Biographies of our Executive Committee

      Anne Decressac. Mrs. Decressac is the Senior Vice President of Human Resources and Communications and previously head of the Personnel Division. Prior to joining Technip in 1984, Mrs. Decressac was responsible for trade union and labor relations and recruitment and training at Creusot Loire Enterprises. Mrs. Decressac is a graduate of the Institut d’Etudes Politiques de Paris (Paris Institute of Political Science).

      Samson Alev. Mr. Alev is currently the Chairman and Chief Executive Officer of Technip France and Chief Executive Officer for Western Europe and CIS Onshore/Downstream Branch. Since joining Technip in 1983, he has held progressively more senior positions, including Vice President of Oil and Gas Processing, Executive Project Director for the Leuna Refinery Project and Chief Executive Officer of Western Europe/Russia/CIS. He has thirty years of experience in engineering and construction for refining and petrochemical clients. Mr. Alev is a graduate of the Institut National des Sciences Appliquées (National Institute for Applied Sciences) where he obtained a graduate degree in chemical engineering and the Ecole Nationale Supérieure du Pétrole et des Moteurs (National School of Petroleum and Motors) where he obtained a graduate degree in Petroleum and Chemical Engineering.

      Nicola Greco. Mr. Greco is Chief Executive Officer and Managing Director of Technip Italy, a company for which he has worked since 1974. He is also Chief Executive Officer for the South and East Europe and Africa Onshore/Downstream Branch. He has held numerous positions of responsibility, including Start-up Assistance

Group Leader, Head of Expediting and Inspection, Head of Public Works and Infrastructure and Deputy General Manager. He was appointed Managing Director of Technip Italy in 1994 and its Chief Executive Officer in 1995. Mr. Greco holds a graduate degree in chemical engineering.

      David Cassie. Mr. David Cassie is the Senior Executive Vice President of the North Sea, Canada and Caspian Regions. Mr. Cassie has over 20 years experience in the offshore oil and gas industry, and is a Chartered Quantity Surveyor. David Cassie began his career in 1979 with hook up and commissioning companies Construction John Brown and Press & Worley Offshore. He then joined Britoil, before moving to the subsea sector of the industry with Wharton Williams in 1985. Mr. Cassie joined Stena Offshore as Commercial Manager where he has undertaken a number of posts, including Managing Director, for the merged company Coflexip Stena Offshore. He took his current position in June 2001. In April 2002 David was appointed a member of the IMCA Council, the international trade association representing offshore, marine and underwater engineering companies.

      Svein Eggen. Mr. Svein Eggen is the Senior Executive Vice President for the Atlantic Region. His career began with Aker Maritime ASA in Norway where he held numerous positions until becoming Managing Director (1984-88). From 1988-90, he was Executive Vice President of Aker Offshore A.S., responsible for corporate staff, finance, strategy and sales. In 1990 he moved to the Aker A.S. parent company responsible for engineering and fabrication business. When Aker Maritime was formed in 1996, he became President & CEO. In June 1997, with Aker’s expansion in the United States, Svein moved to Houston, Texas as President & CEO of Aker, Maritime, Inc. Following the acquisition of the Deepwater Division of Aker Maritime by Coflexip Stena Offshore in January 2001, Mr. Eggen became President & CEO of Aker Maritime, Inc. He became of member of the Executive Committee of Coflexip Stena Offshore in January 2001.

      Dominique Henri. Mr. Dominique Henri is Senior Vice-President of Strategy for Technip-Coflexip, as well as Chairman & CEO of Coflexip SA. He started his career as a civil servant in the French administration, holding various positions in the oil industry. From 1991 to 1997, he was Managing Director of Technip Geoproduction. In 1998 he joined Coflexip Stena Offshore and, in December of the same year, became Vice-President in charge of Strategy and Development. Mr. Henri is a graduate from Ecole Normale Supérieure and belongs to the Corps des Mines.

      Xavier Jacob. Mr. Jacob is the Senior Vice President for Project Management of Technip-Coflexip. He has acquired over thirty years of engineering experience since first joining Technip in 1968, including fifteen years in oil refining, gas processing and petrochemical project management. Prior to his current post, Mr. Jacob served as Head of Computer Systems and Organization (1981-1982), Senior Executive Vice President of Engineering, Procurement, Construction and Information Systems (1987-1998) and Senior Vice President of Corporate Planning and Technology (1998-2000). Mr. Jacob is a graduate in engineering of the Institut de Génie Chimique (Institute of Chemical Engineering) and holds a masters in chemical engineering from Purdue University.

      Leonello Pari. Mr. Pari is Senior Vice-President of Global Procurement. During his career with Technip, he has served as Head of the Construction Subcontracting Department (1985-1988), Head of the Construction Department (1988-1993) and senior Vice President for Project Implementation and Construction (1994-1997). Mr. Pari holds a graduate degree in mechanical engineering.

      Kevin Wood. Mr. Kevin Wood is Group Senior Vice President Business Development. Mr. Wood joined Stena Offshore in 1989 to establish and manage a Joint Venture shipowning company with an Asian partner. Subsequently Mr. Wood was the Managing Director of Stena Offshore and later Coflexip Stena Offshore’s Asia Pacific operations. In April 1998, he joined the executive committee of CSO, where he was Senior Vice President of CSO’s North America, North Sea and Asia Pacific Operations.

      See “— Directors and Officers — Biographies of our Management Board” for detailed biographies of the five members of our executive committee who are also members of our management board.

Employees

      For information regarding our employees, see “Item 4. Information on Technip-Coflexip — Human Resources”.

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

      The following table sets forth, to the best of our knowledge, certain information with respect to the beneficial ownership of shares and voting rights by our principal shareholders, as of March 31, 2002. To the best of our knowledge there are no other shareholders whose beneficial ownership represents 5% or more of our share capital or voting rights other than those listed below. The shareholders listed below do not possess voting rights that differ from any other shareholder, except to the extent they have held our shares in registered form for two or more years so as to benefit from the double-voting rights provided by our by-laws. See “Item 10. Additional Information-By-Laws (Statuts)” and “Shareholders’ Meetings and Voting Rights — Double Voting Rights”.

      The following table sets forth certain information regarding the ownership of Technip-Coflexip’s outstanding shares and American depositary shares as of March 31, 2002.

	As of March 31, 2002

		% of	% of
		Shares	Voting
Shareholder	Shares	Outstanding	Rights

IFP	2,102,806	8.67%	7.9%
Gaz de France	1,698,114	7.00%	12.7%
TotalFinaElf Group	1,000,100	4.12%	6.5%
Employees	589,986	2.43%	2.4%
Other	18,875,221	77.78%	70.5%

Total	24,266,227	100.0%	100.0%

      In addition, we hold 2,470,971 Technip-Coflexip shares directly and indirectly, of which we expect to cancel the 1,847,376 shares held by our subsidiary ISIS following the proposed merger between us and ISIS.

Shares Held in the United States

      For information on shares held in the United States, see “Item 9. The Offer and Listing — Price History of Shares.”

Related Party Transactions

      As set out in the Memorandum of Understanding, dated July 2, 2001, we entered into an agreement with IFP and ISIS, in the context of the public exchange offer on ISIS shares. On November 7, 2001, IFP and ISIS finalized their commitments pursuant to which ISIS will exchange its 1,436,622 shares of Compagnie Générale de Géophysique for 511,253 shares of Technip-Coflexip held by IFP. ISIS and IFP may exercise these exchange commitments for a period of 12 months as of October 11, 2002 and October 11, 2003, respectively. For a description of the Memorandum of Understanding, see “Item 10. Additional Information — Material Contracts — The Memorandum of Understanding”, below.

      We have, from time to time and in the normal course of our business, entered into intra-group arrangements with our subsidiaries and affiliated companies, regarding, generally, sales and purchases of products and the provision of corporate services financed by management fee agreements, including treasury and financing services (including financial guarantees) and research and development activities. Our most important commercial activities with non-consolidated entities in 2001 were with Ipedex, a 46%-owned subsidiary which we reflect on in our accounts using the equity method. Ipedex’s net sales to us or our consolidated subsidiaries in 2001 amounted to € 17.1 million.

      In 1974, our subsidiary Coflexip signed a licensing contract with IFP, which as a result of the business combination holds approximately 7.9% of our shares. This contract stipulates that Coflexip has the right to use certain IFP technologies and knowhow held by IFP in exchange for the payment of royalties. This contract does not expire until Coflexip ceases to manufacture and sell products based on IFP technology and knowhow. In 2001, royalties to IFP under this contract amounted to € 2.9 million.

      At December 31, 2001, we had no outstanding loans to directors or senior management.

Item 8.     Financial Information

Consolidated Statements and Other Financial Information

      See “Item 18. Financial Statements,” for a list of the financial statements filed with this annual report.

Dividend Policy

      We may declare dividends upon the recommendation of our management board, ratification of this recommendation by our supervisory board and approval of our shareholders at their annual general meeting. Under French company law, our right to pay dividends is limited in specific circumstances. For a description of these restrictions, see the section entitled “Item 9. The Offer and the Listing — Description of Our Shares and Share Capital”. Our commitment to the creation of shareholder value includes specific attention to the amount and regularity of dividend distributions. With the acquisition of Coflexip in 2001 and the company’s new asset base, (a fleet of vessels, manufacturing plants and fabrication yards), which will require a higher level of capital spending, the pay-out ratio of the Company will be progressively lowered over several years to a level between the former dividend policy of Technip (which was 34-38%) and that of Coflexip (which was 18-23%).

      The table below sets forth for the years indicated the amount of dividends we paid per share not including the French avoir fiscal (before deduction of applicable French withholding tax), the amount of dividends paid per share, including the French avoir fiscal (before deduction of applicable French withholding tax), net income per share and the pay-out ratio. These amounts (other than net income per ordinary share) have been translated in each case into U.S. dollars, for your convenience, at the rate indicated. An annual dividend is paid in each year in respect of the prior year.

      For fiscal year 2001, we propose to pay a dividend of € 3.30 per share (€ 4.95 including the French avoir fiscal on or about June 28, 2002. The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax.

		Dividend		Dividend	Net Income
		per ADS		per Share	before
		Including	Dividend	Including	Exceptional	Pay-
	Dividend	Avoir	per	Avoir	Items per	Out
Year to which Dividend Related	per ADS(1)	fiscal (1)	Share	fiscal (1)	Share	Ratio(2)

	U.S.$	U.S.$	€	€	€	%
1995	—	—	1.37	2.06	4.07	33.7%
1996	—	—	1.60	2.40	4.85	33.0%
1997	—	—	2.21	3.32	5.60	39.5%
1998	—	—	2.45	3.68	6.51	37.6%
1999	—	—	3.00	4.50	10.75	27.9%
2000	—	—	3.30	4.95	12.85	25.7%
2001(3)	0.74	1.10	3.30	4.95	7.25	45.5%

(1)	Each American Depository Share (“ADS”) represents one-fourth an ordinary share. Translated solely for convenience into U.S. dollars at the noon buying rate of € 1.00 = U.S.$ 1.12 on December 31, 2001, with the euro amount translated from the French franc amount at the conversion rate of € 1.00 = FRF 6.55957 set on January 1, 1999. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate. We have applied the avoir fiscal rate for physical persons based on fully diluted share capital.

(2)	The pay-out ratio is equal to the dividend per share, not including the French avoir fiscal, divided by net income per outstanding share (based on net income before exceptional items).

(3)	Dividend proposed to our General Shareholders’ Meeting on June 13, 2002.

      The declaration and amount of dividends to be paid on the shares in respect of any period are subject to the decision by our shareholders at an ordinary general meeting. Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

      Under French law and our by-laws (statuts), our unconsolidated statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of we carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to other applicable requirements of French law and our by-laws (statuts).

      Pursuant to our by-laws (statuts), our shareholders may determine at an ordinary meeting the portion, if any, of dividends that each shareholder may elect to receive in shares. For dividends distributed in respect of the years 1991 through 1995, each of our shareholders was given the option of receiving dividends in the form of cash or shares. Our supervisory board does not currently intend to recommend a stock dividend in the near future.

      Dividends paid to holders of shares or ADSs who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Under the Treaty between France and the United States for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital signed on August 31, 1994, and subject to certain procedures and exceptions, such withholding tax may be reduced to 15% for holders who are resident of the United States. French residents are generally entitled to a tax credit known as the avoir fiscal, the amount of which depends of the recipient of the dividends. Under certain tax treaties entered into between France and other countries, including the United States, such avoir fiscal may, in certain circumstances, be paid, net of withholding tax, to non-French residents. See “Item 10. Additional Information — Taxation — French Taxation — Taxation of Dividends” and “— Taxation of U.S. Investors — Taxation of Dividends.”

      Dividends paid to holders of ADSs are converted from euro to dollars and subjected to a charge by the depositary for any expenses incurred by the depositary in such conversion.

Information on Legal or Arbitration Proceedings

      We are involved in various routine legal proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, whether individually or in the aggregate, will not have a material adverse effect on our consolidated financial condition or results of operations. Below we describe our principal currently pending legal proceedings.

      In 2001, Coflexip notified Aker Maritime, that under the price adjustment provisions of the Share Purchase Agreement dated October 27, 2000, it was entitled to a U.S.$136.7 million reduction in the purchase price of the Deepwater Division. In accordance with the price adjustment mechanisms stipulated in the contract, an independent auditor will assess this claim before it is payable. The selection of the auditor and the scope of his mission have been determined by an arbitral ruling on April 30, 2002. Should this procedure reduce the purchase price of the Deepwater Division, we would make a corresponding adjustment to the balance sheet reflecting the revised acquisition goodwill. We expect the adjustment to be determined during fiscal year 2002.

      On December 21, 2001, ITP filed a complaint with the Tribunal de Commerce de Versailles against Coflexip, Coflexip Stena Offshore Limited and Coflexip Stena Offshore seeking damages based on alleged breaches of several confidentiality agreements entered into between 1993 and 1998 related to the ETAP contract for Shell (preparation of the Girassol bid for Elf). In addition, ITP brought an action in Edinburgh, Scotland against Coflexip seeking £ 2.5 million in damages for infringement of a patent related to “pipe-in-pipe” technologies. Coflexip has opposed both actions and requested that the European Patent Office declare the disputed patent invalid. We believe that these allegations are unfounded and that our exposure is not material. Consequently, we have made no provisions in relation to these actions.

      In May 2001, Mannesmann Seiffert/ Energie, a German subsidiary of Technip-Coflexip, initiated arbitration proceedings against Siemens claiming a price adjustment of € 36 million. The claim relates to a significant increase in the scope of services rendered in completion of a 1998 construction contract valued at € 22 million for high-pressure connection piping at the Peterhead electrical power plant built by Siemens for Scottish Electric. An arbitration panel has been constituted and we expect it to hear the case at the end of 2002.

Significant Changes

      For information on our unaudited sales for the three month period ended March 31, 2001, see “Item 5. Operating and Financial Review and Prospects — Recent Developments.”

Item 9.     The Offer and Listing

Price History of Shares

      The table below sets forth the reported high and low sales prices for the shares reported by Euronext Paris and for the ADSs on the New York Stock Exchange for the periods indicated.

	Price per Share in		Price Per ADS in
	€		U.S. $(1)

Calendar Period	High	Low	High	Low

1997	123.3	70.4	—	—
1998	133.4	59.5	—	—
1999	116.0	70.0	—	—
2000	163.0	100.0
First Quarter	128.6	100.0	—	—
Second Quarter	139.5	108.0	—	—
Third Quarter	159.9	122.0	—	—
Fourth Quarter	163.0	126.0	—	—
2001	187.0	95.9
First Quarter	168.0	132.0	—	—
Second Quarter	187.0	141.7	—	—
Third Quarter	167.3	95.9	—	—
Fourth Quarter(2)	150.3	120.0	33.6	27.9
2002
First Quarter	158.9	131.5	35.2	29.0
Monthly amounts
December	150.3	128.7	33.7	28.6
January	153.5	131.5	34.2	29.1
February	147.6	131.6	31.8	29.0
March	158.9	144.5	35.2	31.4
April	162.9	152.3	36.3	34.0
May	160.4	127.5	36.8	29.7

(1)	Each American Depositary Share represents one-quarter of an ordinary share.

(2)	Technip-Coflexip shares began trading on the New York Stock Exchange on October 19, 2001.

      On May 31, 2002 the last reported sales price of our shares on Euronext Paris was € 129.5 per share and the last reported sales price of our ADSs on the New York Stock Exchange was $30.00 per ADS.

Plan of Distribution

      Not applicable.

Nature of Trading Market

Euronext Paris

      On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A. or the “SBF”, the Amsterdam Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Brussels Exchanges and the Amsterdam Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’s trading markets as well as the regulation of those markets. Since July 2001, Euronext Paris has been listed on Euronext Paris. In October 2001, Euronext announced that it was acquiring LIFFE, London’s derivatives market. This acquisition became effective in December 2001. Following an agreement entered between Euronext and the LIFFE, Euronext has agreed to migrate its entire derivative operations to LIFFE’s CONNECT™ trading platform.

      Euronext announced on December 20, 2001 that the Supervisory Board of Euronext NV and the Board of Directors of Bolsa de Valores de Lisboa e Porto (“BVLP”), the Portuguese exchange, have agreed on the terms of a merger. The merger between Euronext and BVLP became effective as of February 2002 and BVLP became fully integrated within Euronext under the name Euronext Lisbon.

      Securities approved for listing by Euronext Paris are traded in one of five markets (including derivations). The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of some other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC.

     The Premier Marché

      Securities listed on the Premier Marché are officially traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each French business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, and a closing auction at 5:30 p.m. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris publishes a daily official price list that includes among other things, price information on listed securities.

      Euronext Paris places securities listed on the Premier Marché in one of two categories, depending on their trading volume. Our shares are placed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be in Continu for a company already listed on a regulated market of Euronext Paris is 2,500 trades; i.e., 10 trades per business day.

      Euronext Paris may temporarily reserve trading in a security listed in Continu on the Premier Marché if purchases and sales orders recorded in the system would inevitably result in a price beyond a certain threshold, determined on a basis of a percentage fluctuation from a reference basis. The duration of the so-called reservation period and the relevant thresholds vary depending on whether the price fluctuation occurs when trading commences or during the trading session. Euronext Paris may display an indicative trading price during this reservation period. The duration of the reserve period and fluctuation may be varied from time to time by Euronext Paris. Euronext Paris may also suspend trading of a security listed on the Premier Marché in some limited circumstances, including the occurrence of unusual trading activity in a security. In addition, in exceptional cases, the CMF and the COB may require Euronext Paris to suspend trading.

      Since September 25, 2000, trades of securities listed on the Premier Marché are settled on a cash settlement basis on the third trading day after the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (which we refer to as service de règlement différé or “SRD”) for a fee. The SRD is only available for trades in securities which either (1) are a component of the Index SBF 120 or (2) have both a total market capitalization of at least € 1 billion and a daily average volume of trades of at least € 1 million and which are normally cited on a list published by Euronext Paris. The SRD allows shareholders to benefit from certain leverage and other special features of the previous monthly settlement market (formerly Marché à Règlement Mensuel). Investors in securities eligible for the SRD can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month. Our shares are eligible for the SRD.

      Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of securities traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

      Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier Marché are cleared and settled through Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

Other

      For other limitations affecting our shareholders, see “Item 10. Additional Information — Form, Holding and Transfer of Shares” and “Item 10. Additional Information — Requirements for Holdings Exceeding Certain Percentages”.

Selling Shareholders

      Not applicable.

Dilution

      Not applicable.

Expenses of the Issue

      Not applicable.

Item 10.     Additional Information

Share capital

      Not applicable.

Material Contracts

     Deepwater Division

      Aker Maritime ASA and Aker Maritime Norge AS (collectively, “Deepwater Division”) and Coflexip entered into a Share Purchase Agreement on October 27, 2000, whereby Coflexip agreed to purchase a number of companies that comprise the Aker Maritime Deepwater Division for U.S.$ 625 million subject to certain adjustments, consisting of U.S.$ 513 million in case and an assumption of a net debt of U.S.$ 112 million. The transaction, which closed on January 4, 2001, is financed with Coflexip’s own resources and by new credit lines. As a result of this acquisition, we have substantially broadened our strength in floating production architectures for offshore developments, this allowing us to undertake projects with a larger scope on an integrated basis for offshore field development projects worldwide. We have also significantly strengthened our resources in field architecture as well as conceptual and detailed engineering, improving its ability to offer global solution to oil and gas operators. In addition, we are currently engaged in arbitration proceedings seeking a price reduction of our purchase price of the Deepwater Division, see “Item 8. Financial Information — Information on Legal or Arbitration Proceedings”.

     Senior Credit Facilities

      On September 28, 2001, we executed an agreement regarding senior credit facilities with J.P. Morgan plc and CDC IXIS, as lead arrangers, and Chase Manhattan Bank and CDC IXIS, as underwriters. This agreement was subsequently amended on October 8 and 9, 2001. The financing consisted of several tranches: Tranche A, a revolving credit facility in a maximum principal amount of € 880,000,000; Tranche B, a 364-day revolving credit facility in a maximum principal amount of € 150,000,000; and Tranche C, a revolving credit facility in a maximum principal amount of U.S.$ 70,000,000. Currently, we have outstanding borrowings of € 387 million under Tranche A and $ 70 million under Tranche C. See Note 22(a) to our consolidated financial statements included at Item 18 of this report.

     Convertible / Exchangeable Bonds

      On January 22, 2002, we launched a € 690 million bond convertible into new shares or exchangeable into our existing shares. Each of the 4,667,647 bonds issued carries a nominal value of € 170 and is exchangeable or convertible into one of our shares at the election of the holder. Subject to prior conversion or exchange by the bondholder or our own exercise of early redemption rights, we will redeem each bond for € 190.0708 at their maturity on January 1, 2007. Bond holder representatives may trigger early redemption obligations upon the occurrence of a specified event of default, including notably an uncured failure to pay interest or principal on the bonds, default by us or our subsidiaries on other indebtedness or guarantees in an amount exceeding € 50 million, the contractual acceleration of any such indebtedness, an uncured failure to meet our other undertakings for more than 14 days, protection from creditors, or delisting from our equity securities from our principal trading markets. Following exercise of the over-allotment option, the bonds issued amounted to € 793.5 million, the net proceeds of which were used to reimburse the greater part of the Senior Credit Facilities described above. The bonds were listed on the Premier Marché of Euronext Paris on January 30, 2002.

The Memorandum of Understanding

      In order to facilitate the business combination of Technip and Coflexip, which was carried out as a tender offer by us for the outstanding shares of both Coflexip and its major shareholder, ISIS, on July 2, 2001, we entered into a memorandum of understanding with ISIS and its controlling shareholder IFP. On July 25, 2001, we amended the memorandum of understanding. The memorandum of understanding, as so amended, is described below.

      In the memorandum of understanding, we agreed:

•	to make this exchange offer, the French exchange offer and the ISIS exchange offer,

•	to list our shares on the New York Stock Exchange in the form of American depositary shares and

•	to convene an extraordinary general meeting of our shareholders to approve the capital increase necessary to complete this exchange offer, the French exchange offer and the ISIS exchange offer.

      Subject to limited exceptions, ISIS agreed in the memorandum of understanding not to tender its Coflexip shares in our exchange offer or in any other competing offer for Coflexip shares or otherwise transfer or dispose of its Coflexip shares until the completion of our Coflexip exchange offer and our ISIS exchange offer.

      ISIS agreed in the memorandum of understanding to continue to hold the 1,808,359 Technip shares that it owns, which, based on the number of our shares outstanding at the date of the memorandum of understanding, represented approximately 11.2% of our outstanding share capital and 17.9% of our voting rights, as well as any securities that it may receive in respect of our shares, until the completion of our Coflexip exchange offer and our ISIS exchange offer.

      IFP agreed in the memorandum of understanding to tender in our ISIS exchange offer all of the ISIS shares that it owns within five trading days following the commencement of the ISIS exchange offer. IFP had the right to terminate its obligations to tender if circumstances arose that could have led to a change in our control, including an offer for our shares, unless the tender offer had been solicited by us with the consent of IFP. Additionally, IFP had the right to terminate its obligation to tender in the French exchange offer in the event a competing offer were to be filed with the CMF, unless the minimum condition of our ISIS exchange offer had previously been met.

      IFP also agreed that, except as described below, it will not sell or otherwise dispose of our shares for the six months following the completion of the ISIS exchange offer. Upon expiration of that period, IFP may sell our shares provided that:

      IFP retains a number of our shares equal to or greater than the number required for IFP to make the exchange of CGG (Compagnie Générale Géophysique) shares described below; and for the one-year period beginning six months after the completion of the ISIS exchange offer, IFP will notify us of its intention to sell our shares and the terms of the sale, upon which notification we will have 15 trading days to find a third party buyer. IFP is not required to notify us of stock exchange sales representing no more than 0.2% of our outstanding share capital over any 30-day period.

      IFP further agreed:

•	to enter into an agreement with ISIS to purchase all of the Axens shares held by ISIS no later than five trading days following the settlement date of the ISIS exchange offer;

•	to enter into an agreement with ISIS to purchase from ISIS for a price of € 205 million, less the purchase price for the Axens shares, all of the shares of ISIS’s newly created subsidiary; and

•	to enter into an agreement with ISIS regarding the CGG shares held by ISIS. For a description of the agreement entered into regarding the CGG shares held by ISIS, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

      ISIS agreed in the memorandum of understanding to contribute all of its assets, except for the Axens shares, Coflexip shares, CGG shares and our shares currently held by ISIS, to its newly created subsidiary upon completion of the ISIS exchange offer. ISIS also agreed that it and its subsidiary will each hold shareholders’ meetings to approve this contribution no later than 15 trading days after the completion of the ISIS exchange offer. We agreed to vote all of the ISIS shares that we will hold at that time in favor of the contribution. Accordingly, following the completion of the ISIS exchange offer this contribution was approved at the shareholders’ meetings of ISIS and its newly created subsidiary.

      ISIS agreed in the memorandum of understanding to hold its CGG shares for at least one-year after the publication of the closing notice announcing the final results of our ISIS exchange offer, which occurred on October 11, 2001. For the one-year period beginning one year after the publication of the closing notice announcing the final results of our ISIS exchange offer, ISIS may require IFP to purchase all of the CGG shares that it holds for a fixed exchange ratio of 2.81 CGG shares for each of our shares held by IFP. If the market price of our shares is greater than € 165.60, the market price of CGG shares is greater than € 59.00 and the ratio between our share price and CGG’s share price is between 2.52 and 3.09, ISIS will be required to exercise this option. Thereafter, for the one-year period beginning on the second anniversary of the publication of the closing notice announcing the final results of the ISIS exchange offer, IFP may require ISIS to sell all of the CGG shares that ISIS holds to IFP for the same fixed exchange ratio of 2.81 CGG shares for each of our shares. If the market price of our shares is greater than € 165.60, the market price of CGG shares is greater than € 59.00 and the ratio between our shares price and CGG’s shares price is between 2.52 and 3.09, IFP will be required to exercise this option. In either event, IFP will have the option of delivering in lieu of our shares the cash equivalent of our shares as of the date of exercise. For a period of three years following the date of the announcement of the results of the ISIS exchange offer, ISIS may require IFP to purchase all of the CGG shares that it owns for a fixed ratio of 2.81 CGG shares for each of our shares held by IFP if IFP does not make available to ISIS the sums that ISIS, in its capacity as a CGG shareholder, is required or requested to invest or lend to CGG, whether in the form of new equity, a shareholder loan or otherwise.

      The completion of the ISIS exchange offer will result in cross-holdings of shares between ISIS and Technip-Coflexip. We have agreed to study with ISIS possible methods to unwind these cross-holdings as soon as possible and, in any event, within the one-year period required by French law. The memorandum of understanding provides that if no solution has been implemented before June 30, 2002, we will each seek the approval of our shareholders for a merger between ISIS and ourselves to be completed no later than the first anniversary of the completion of the ISIS exchange offer. On April 15, 2002, we concluded a merger agreement with ISIS which will be proposed for ratification at our respective shareholder meetings in June 2002. IFP agreed in the memorandum of understanding to vote in favor of the merger.

      The material contracts described above are attached as exhibits to this annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Exchange Controls

Ownership of ADSs or Shares by Non-French Residents

      Under French law, there is no limitation on the right of non-French residents or non-French security holders to own or, when applicable, to vote securities of a French company.

      A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, both E.U. and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest or an increase of controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

Exchange Controls

      Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-French residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments on transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

Other

      For other limitations affecting shareholders, see “— Form, Holding and Transfer of Shares” and “— Requirements for Holdings Exceeding Certain Percentages.”

By-Laws (Statuts)

      We are a société anonyme, a form of limited liability company, incorporated under French law. We were created on April 21, 1958 for a duration of 99 years. We are subject to Book II (Livre II) of the French Commercial Code (Code de Commerce) and to decree no 67-236 of March 23, 1967 for les sociétés commerciales et les groupements d’intérêt économique (French company law). Our registered office is located at Tour Technip, La Défense 6, 170, Place Henri Régnault, 92973 Paris La Défense Cedex and our telephone number is (011-33-1) 47 78 21 21. Our main subsidiaries are in France, Italy, Germany, the United States, The Netherlands, Abu Dhabi and Malaysia.

      We are registered in the Commercial Register (Registre du commerce et des sociétés) of Nanterre under the number B589 803 261.

      As of October 11, 2001, our corporate name is “Technip-Coflexip”. Our corporate governance comprises of a two-tiered structure consisting of a supervisory board (conseil de surveillance) and a management board (directoire).

      Our corporate purpose in France and abroad, as set forth in Article 3 of our bylaws (statuts) is stated below as:

      All research, engineering services, and construction of complex industrial sites, in particular for hydrocarbons, as well as all fields of industry, notably chemicals and life sciences.

      The conception, manufacturing, purchase, sale, construction, assembly and installation of materials, products, equipment and systems intended for said installations, in particular fixed or floating platforms and pipelines for the development of oil fields at sea.

      The provision of all services related to these products, equipment and installations.

      The development and implementation of all processes and products for practical use in industry of the results of research carried out by us or by any other individual or entity.

      The registration, acquisition, obtention, direct or indirect use, sale or purchase of all brands, processes, patents, and licences for the use of a patent.

      The direct or indirect participation by us in all operations of the said type, either by way of formation of companies, contributions to existing companies, mergers with them, transfer to companies of all or part of its assets or rights in real and personal property, subscriptions, purchases and sales of securities and corporate interests, partnerships, advances, loans or otherwise.

      The investment by all means and in any form, in companies or industrial, commercial, financial and real property enterprises, whether French or foreign, regardless of legal form or organisation and, where necessary, the disposal of these investments.

      Generally all transactions of a commercial, financial, industrial or civil nature or in real or personal property, related directly or indirectly to any of the purposes listed above and to any similar or related purposes, both on its own behalf or on behalf of third parties, and more generally all transactions facilitating or related to the realization of these purposes.

      Our management board is required to act within the limits of our corporate purpose and within the powers endowed to both the supervisory board and the shareholder’s meeting pursuant to French law. The limitations in our corporate objects, however, will not bind third parties in transactions with Technip-Coflexip unless they have knowledge of such limitations or could not have ignored such limitation. Our corporate purpose can be amended by an extraordinary general meeting of shareholders.

      In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our bylaws (statuts) as amended by our shareholders on December 13, 2001. An unofficial English translation of our bylaws (statuts) is included as an exhibit to this Annual Report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. You may obtain copies of our bylaws (statuts) in French from the registrar (Greffe) of the Commercial Register of Nanterre, France. Please refer to those full documents for additional details.

Directors

Supervisory Board’s power to vote on agreements in which they are materially interested

      Under French law, any agreements (except agreements in the ordinary course of business entered into on an arm’s length basis) between the Company, either directly or through an intermediary, and any member of the Management or Supervisory Board are subject to a special approval procedure, in accordance with article L. 225-86 et seq. of the French Commercial Code. In addition, pursuant to the Law of May 15, 2001, any agreement entered into between the Company and any of its shareholder holding more than 5% of the voting rights, or in case of a corporation, the company controlling the latter according to Article L. 233-3 of the French Commercial Code, is subject to the same procedure. The member of the Management or Supervisory Board or the company concerned must (i) inform the Supervisory Board of the agreement and (ii) obtain its approval before the transaction is consummated. The Chairman of the Supervisory Board must inform the statutory auditors of the existence of such agreement and the shareholders’ general meeting must then approve this agreement upon the presentation of a special report prepared by the statutory auditors. If the shareholders’ meeting refuses to approve the agreement, third parties may still rely on it, but the director may be held liable to the Company for any loss the Company may incur under the agreement. The party to the agreement may not participate either in the vote of the Supervisory Board, nor in the vote of the Shareholders’ Meeting.

Supervisory Board’s power to vote compensation

      The Supervisory Board determines the remuneration of each member of the Management Board.

      In consideration for their services on the Board, members of the Supervisory Board are entitled to received directors’ fees (jetons de présence). Directors’ fees are fixed by the shareholders’ meeting and are then allocated by the members of the Supervisory Board among themselves. The Board of Directors may also grant to some of its members exceptional directors’ fees in respect to a specific task or mandate. A member of the Supervisory Board may not vote for his or her remuneration. If he or she does, the decision is void. The Supervisory Board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by the members of the Supervisory Board in the corporate interest.

Borrowing powers exercisable by the members of the Management or Supervisory Boards

      In accordance with article L. 225-91 of the French Commercial Code, members of the Management or Supervisory Board other than a legal entity may not borrow money or obtain a guarantee from the Company. Any such loan or guarantee would be void and may not be relied upon by third parties.

Age requirements for members of the Management Board and members of the Supervisory Board

      In accordance with article L. 225-60 of the French Commercial Code and the provisions of our status, members of the Management Board may not be more than 65 years old.

      In accordance with article L. 225-70 of the French Commercial Code and our status, none of our members of the Supervisory Board may be more than 70 years old.

Changes in Our Share Capital

Increases in Our Share Capital

      Under French company law, our share capital may be increased only with the approval of our shareholders at an extraordinary general meeting upon the recommendation of our management board. Increases resulting from the incorporation of reserves, profits or share premium are resolved by an extraordinary shareholders’ meeting acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases in our share capital may be effected by the issuance of additional shares, by an increase in the nominal value of the shares or by the creation of a new class of equity securities. Increases in our share capital by an increase of nominal value requires the unanimous consent of all the shareholders unless effected by capitalization of reserves, profit or share premium. However, where the increase results from the incorporation of reserves, profits or share premium, only a simple majority is required. Our shareholders may delegate to our management board the powers required to carry out in one or more stages (subject to the time limitations provided by French law) any increase in share capital previously authorized by our shareholders (other than for an in-kind contribution). Each time our shareholders vote for a capital increase or decide to delegate to our management board the right to effect a capital increase, they must decide whether or not to proceed with a capital increase reserved to our employees and employees of our subsidiaries and whether or not to delegate to our management board the right to effect any reserved capital increase.

Decreases in Our Share Capital

      Under French company law, our share capital may be decreased only with our shareholders’ approval at an extraordinary general meeting. Decreases in our share capital can be made either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by a repurchase and cancellation of our shares.

      The history of our issued share capital since year-end 1996 is described below:

	Number of	Share
	Shares Issued	Capital

		€
		(in millions)

Shares as of December 31, 1996	16,270,324	49.6
1997 increase(a)	146,560	0.4
Subscription to equity issue(b)	115,665	0.4
Shares as of December 31, 1997	16,532,549	50.4
1998 increase(a)	128,190	0.4
Subscription to equity issue(b)	93,136	0.3
Decrease in capital(c)	(977,876)	(3.0)
Shares as of December 31, 1998	15,775,999	48.1
1999 increase(a)	124,140	0.4
Subscription to equity issue(b)	96,675	0.3
Decrease in capital(c)	(238,277)	(0.7)
Shares as of December 31, 1999	15,758,537	48.1
2000 increase(a)	143,840	0.4
Subscription to equity issue(b)	126,928	0.4
Decrease in capital(c)	0	0
Shares as of December 31, 2000	16,029,305	48.9
2001 increase(a)	118,420	0.4
Subscription to equity issue(d)	10,565,723	32.2
Decrease in capital(c)	0	0
Shares as of December 31, 2001	26,713,448	81.5

(a)	This increase results from exercised stock options.

(b)	This increase results from a new equity issuance reserved for employees of Technip-Coflexip.

(c)	Decrease in capital by cancellation of treasury shares.

(d)	This increase results from our exchange offers for Coflexip and ISIS.

Shareholders’ Meetings and Voting Rights

General

      Under French company law, there are two types of shareholders’ general meetings, ordinary and extraordinary.

      Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;

•	appointing independent auditors;

•	approving the annual accounts;

•	declaring dividends or authorizing dividends to be paid in shares; and

•	issuing debt securities.

      Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our bylaws (statuts), including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our name or corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of investment certificates, convertible or exchangeable securities;

•	establishing any other rights to equity securities;

•	a statutory merger; and

•	the voluntary winding up of Technip-Coflexip.

Annual Ordinary Meetings

      French company law requires our management board to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each year. This period may be extended by an order of the President of the Commercial Court (Tribunal du Commerce). Our management board may also convene an ordinary or extraordinary shareholders’ meeting upon proper notice at any time during the year. If our management board fails to convene a shareholders’ meeting, our independent auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Our supervisory board may convene any shareholder’s meeting any time during the year. Our shareholders’ meeting may also be convened by the majority shareholders following a tender offer on the shares of our company or the acquisition of a controlling block of shares. In addition, any one of the following may request the court to appoint an agent to convene a meeting:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party in cases of emergency;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the workers’ committee in cases of emergency.

Notice of Shareholders’ Meetings

      We must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO”. The preliminary notice must first be sent to the COB. The COB also recommends that the preliminary notice should be published in a newspaper of national circulation in France. It must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

      At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice containing the final agenda and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice and must be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which Technip-Coflexip is registered, as well as in the BALO, with prior notice having been given to the COB.

      In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the dismissal of members of the management and/or supervisory boards and various other matters even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the management board within 10 days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the workers’ committee in cases of emergency.

      The management board must submit these resolutions to a vote of the shareholders.

      During the two weeks preceding a shareholders’ meeting, any shareholder may submit written questions to the management board relating to the agenda for the meeting. The management board must respond to these questions.

Attendance and Voting at Shareholders’ Meetings

      Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French company law and our bylaws (statuts). There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

      In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least five days prior to the date set for the meeting. A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting.

Double Voting Rights

      Since November 24, 1995, each share held in registered form on our books in the name of the same holder for two years confers on the shareholder the right to two votes. Each other share confers on the shareholder the right to one vote. Shares held in the form of American depositary shares will not confer double voting rights. If a holder transfers or converts to bearer form a share previously qualified for two votes, that share will subsequently confer the right to only one vote. Revocation of double voting rights would require an amendment to our bylaws (statuts), which must be approved at an extraordinary shareholders’ meeting. As of December 31, 2001, 2,509,790 of our shares carried double voting rights, representing approximately 9.36% of our outstanding shares and approximately 18.74% of our voting rights.

Proxies and Votes By Mail

      In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

      Proxies will be sent to any shareholder on request. In order to be counted, these proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Pursuant to law n° 2001-420 of May 15, 2001 relating to new economic regulations (which we refer to as the “Law of May 15, 2001”), the accredited financial intermediary of non-French resident shareholders may transfer the vote or the power of this shareholder for a shareholders’ meeting. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the management board and against all others.

      With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

Quorum

      French company law requires that shareholders holding at least 25% of the shares entitled to voting rights must be present in person or voting by mail or by proxy to fulfill the quorum requirement for:

•	an ordinary general meeting; and

•	an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

      For the purposes of attaining a quorum, each of our shares having double voting rights counts as one share and not two. The quorum requirement is 33 1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

      If a quorum is not attained at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in our share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 25% of our outstanding voting rights must be present in person or voting by mail or by proxy for a quorum. If a quorum is not attained, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

      A simple majority of shareholders’ votes present at the shareholders’ meeting may pass a resolution concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes present is required.

      A unanimous shareholder vote is required to increase liabilities of shareholders.

      Abstention from voting by those present in person or represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

      In general, each shareholder is entitled to one vote per share at any general meeting, although shares held in registered form on our books in the name of the same holder for two years may be qualified for two votes, as we described at “— Shareholders’ Meetings and Voting Rights — Double Voting Rights”. Under French company law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Shareholders

      In connection with any shareholders’ meeting, we must provide a set of documents including our Annual Report and a summary of the results of the five previous years to any shareholder who so requests. In addition, French company law requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options we authorized and/or granted. This report must include options granted to our directors and some of our employees during the last fiscal year and the shares that they obtained through the exercise of their stock options during the past fiscal year.

Dividends

      We may only distribute dividends out of our “distributable profits”, plus any amounts held in our reserve which our shareholders decide to make available for distribution, other than those reserves which are specifically required by law or our bylaws (statuts). “Distributable profits” consist of our unconsolidated net profit in each year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our bylaws (statuts).

Legal Reserve

      French company law provides that French sociétés anonymes such as Technip-Coflexip must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of December 31, 2001, our legal reserve was € 5,040,000. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

      Under French company law, our management board may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding year, as reflected in an interim income statement certified by our auditors, our management board may distribute interim dividends for a minimum amount of € 0.76 (FRF 5) per share, to the extent of the distributable profits for the period covered by the interim income statement. Our management board may declare interim dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders’ meeting is required. We have historically declared annual, but not interim, dividends.

Distribution of Dividends

      If a priority dividend is paid in full, dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the meeting of the management board in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting.

Timing of Payment

      Under French company law, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on our shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in Share Capital

Increases in Share Capital

      As provided by French company law, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the management board. Increases in our share capital may be effected by any of the following means:

•	issuing additional shares;

•	increasing the nominal value of existing shares; or

•	creating a new class of equity securities.

      Increases in share capital by issuing additional securities may be effected by issuing securities for any of the following contributions:

•	cash;

•	assets contributed in kind;

•	conversion of debt securities previously issued;

•	capitalization of profits, reserves or share premiums;

•	subject to various conditions, in satisfaction of debt incurred by Technip-Coflexip; or

•	any combination of the above.

      Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require the approval of an extraordinary general meeting. See “— Shareholders’ Meetings and Voting Rights — Attendance and Voting at Shareholders’ Meetings”.

      The shareholders may delegate the right to carry out any increase in share capital (other than for an in-kind contribution) to our management board, provided that the increase has been previously authorized by the shareholders. Our management board may further delegate this right to our Chairman and Chief Executive Officer. Whenever the shareholders approve a capital increase or approve the delegation to our management board the right to implement a capital increase, they must also consider whether an additional capital increase should be reserved for the employees of Technip-Coflexip and its subsidiaries or whether to delegate to our management board the right to carry out a reserved capital increase.

Decreases in Share Capital

      Under French company law, any decrease in our share capital requires approval by our shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all holders of shares must be offered the possibility to participate in a reduction. Our share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preemptive Subscription Rights

      Under French company law, if we issue for cash specific securities under which rights are granted, either immediately or at a later date, to subscribe for new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require us to give priority treatment to those shareholders. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

      A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that our management board and our independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders also may notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

Form, Holding and Transfer of Shares

Form of Shares

      Our bylaws (statuts) provide that our shares may be held in registered or bearer form. However, bearer shares do not qualify for double voting rights.

Holding of Shares

      Under French law, shareholders’ ownership interests are represented by book entries instead of certificates. Certificates may, however, be issued if they are to be held outside of France. French law also permits shares owned by any person who is not a resident of France to be held on the shareholder’s behalf in a collective account or in several individual accounts by an intermediary. We maintain a share account with Euroclear France S.A. for all shares in registered form, which is administrated by BNP Paribas. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, it shows that they are held through this intermediary. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

      Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Euroclear France. That account is separate from our share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our bylaws (statuts) permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables, according to which Euroclear will, upon the Company’s request, disclose a shareholder’s name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities held by the shareholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that might apply to these securities.

      Holders of shares outside of France may trade them on Euronext Paris. Upon payment of a fee or commission, accredited intermediaries can provide assistance to these holders or to the brokers or agents through whom a sale is to be effected.

      In addition, according to French company law, shares held by non-French residents may be held on these shareholders’ behalf in a collective account or in several individual accounts by a financial intermediary.

Transfer of Shares

      Our bylaws (statuts) do not contain any restrictions relating to the transfer of shares.

      Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

      For dealings on Euronext Paris, an impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents, at a rate of 0.3% on transactions up to € 153,000 and at a rate of 0.15% thereafter, subject to a rebate of € 23 per transaction and maximum assessment of € 610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de Bourse.

Liquidation Rights

      If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Requirements for Holdings Exceeding Certain Percentages

      French company law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as Technip-Coflexip, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses the threshold, of the number of shares (including in the form of American depositary shares) it holds and their voting rights. The individual or entity must also notify the CMF, within five trading days of the date it crosses the threshold.

      French law and the COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nominations to the management board. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intentions, it must file a new report.

      In addition, Article 12 of our bylaws (statuts) provides that, without prejudice to requirements under French company law, any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 1% of our share capital or voting rights must notify us within 5 calendar days of the date it crosses the threshold of the number of shares (including in the form of American depositary shares) it holds and their voting rights. This article provides that this obligation to notify us arises at each increment of 1% up to and including 33%. This article also obliges our shareholders to notify us each time their holdings fall below these incremental thresholds. If a person does not comply with this notification requirement, one or more shareholders holding 1% or more of our share capital or voting rights may require a shareholders’ meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with the notification requirements. These requirements also apply to registered intermediaries which hold shares on behalf of shareholders who are not French residents.

      Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert who come to own more than 33?% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of that company. We must publish in the BALO, no later than 15 days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights as of the date of the meeting. In addition, if the number of voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 days of our knowledge of this change, the new number of voting rights and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each number was last updated. In order to facilitate compliance with the notification requirements, a holder of American depositary shares may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and the CMF.

      In order to permit holders or intermediaries to give the required notice, the Company must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and transmit such information to the CMF with a written notice. The CMF publishes the total number of voting rights so notified to all listed companies in a weekly notice (avis) mentioning the date each number was last updated.

      If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Chairman of our management board, or any shareholder; after consultation with the COB, and may be subject to a € 18,000 fine.

      If the accredited intermediary which holds shares on behalf of a shareholder who is not a French resident does not comply with the above mentioned legal notification requirement, the voting rights of the shares for which the accredited intermediary is registered cannot be exercised until such date as the notification requirement has been met and the payment of the corresponding dividend is postponed until such date.

      In addition, if the accredited intermediary knowingly fails to comply with such notification requirement, a court located in the jurisdiction of the headquarters of the Company may, at the request of the Company or one or several shareholders representing at least 5% of the capital stock of the Company, deprive the shares in excess of the relevant threshold of voting rights, and possibly dividends, for a period not to exceed 5 years.

Purchase of Our Own Shares

      Under French law, we may not issue shares to ourselves. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our issued and outstanding shares for one of three purposes:

1.	To reduce our share capital by canceling the shares we purchase, with our shareholders’ approval at an extraordinary general meeting.

2.	To provide shares to our employees under a profit-sharing plan or stock option plan.

3.	To acquire up to 10% of our share capital in connection with a corporate share repurchase program, provided our shares are listed on a regulated market, such as the Premier Marché. To acquire our shares for this purpose, we first must file an information memorandum (Note d’information) that has received the approval, or visa, of the COB and obtain our shareholders’ approval at an ordinary general meeting.

      We may not cancel more than 10% of our outstanding share capital over any 24-month period. In addition, we may not repurchase pursuant to a profit-sharing or stock option plan or a share repurchase program an amount of shares that would result in Technip-Coflexip holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

      We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to voting rights, and we may not exercise the preemptive subscription rights attached to them.

      Our shareholders, at an extraordinary general meeting, may decide to take these shares into account in determining the preemptive subscription rights attached to the other shares. However, if our shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

      At the Shareholders’ Meeting of December 13, 2001, our shareholders authorized the management board to repurchase over the following 18 months up to 10% of our total outstanding share capital.

      This share repurchase program was registered on November 16, 2001 with the COB in a Note d’information under visa number 00-1317.

Trading In Our Shares

      Under Règlement no 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•	trades must be executed on behalf of the company by only one intermediary or if the issuer uses its share purchase program in part by way of derivatives, by two intermediaries, provided that the issuer is able to ensure the appropriate coordination between them;

•	any block trades may not be made at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

      If a company’s shares are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares; and

•	the trade must not account for more than 25% of the average total daily trading volume in the shares during the three trading days immediately preceding the trade. This last requirement applies only to trades in shares, such as ours, that are admitted on the Deferred Settlement Service (“Service de Règlement Différé”).

      Prescriptions regarding volume of purchases do not apply to purchase of stock for issuer by an authorized investment firm (“prestataire de services d’investissement”) in conformity with a code of ethics (“charte de déontologie”) that has been approved by the COB. A first code of ethics was adopted by the “Association Française des entreprises d’investissement” (AFEI) and approved by the COB on February 13, 2001.

      However, there are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

      After making an initial purchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

Taxation

French Taxation

      The following is a general summary of the material French tax consequences of owning and disposing of our shares. This summary may only be relevant to you if you are not a resident of France and you do not hold your shares in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.

      This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the laws, conventions and treaties in force as of the date of this annual report, all of which are subject to change, possibly with retroactive effect, or different interpretations.

      If you are considering buying our shares, you should consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation.

Taxation on Sale or Disposal of Shares

      Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of our shares if both of the following apply to you:

•	you are not a French resident for French tax purposes; and

•	you have held not more than 25% of our dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly, alone or with relatives.

      If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any of our shares even if one or both of the above statements applies to you.

      Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

      If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is € 3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of Dividends

      In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

      The amount of the avoir fiscal is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

      In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	50% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%; and

•	70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

      As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits (see paragraph below relating to the précompte) and such dividend carry an avoir fiscal.

      Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents and shareholders who are not resident in France are not eligible for the avoir fiscal.

      Under most treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

      The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements as summarized below:

Australia Austria Belgium Bolivia Brazil Burkina Faso Cameroon Canada Estonia Finland Gabon	Germany(1) Ghana Iceland India Israel Italy Ivory Coast Japan Latvia Lithuania Luxembourg	Malaysia Mali Malta Mauritius Mexico Namibia Netherlands New Zealand Niger Norway Pakistan	Senegal Singapore South Korea Spain Sweden Switzerland Togo Turkey Ukraine United Kingdom United States of America	Venezuela French Territoires d’Outre-Mer and Others Mayotte New Caledonia Saint-Pierre et Miquelon

(1)	According to a common statement of the French and German tax authorities dated July 13, 2001, German resident holders other than individuals are no longer entitled to the avoir fiscal for dividends paid as of January 1, 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement has not yet been adopted but, when adopted, should apply retroactively as of January 1, 2002.

      Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

•	a lower rate of withholding tax, generally 15%; and

•	a refund equal to the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

      Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of American depositary shares, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to American depositary shareholders.

      If these arrangements apply to a shareholder, we will withhold tax from the dividend at a lower rate, provided that the shareholder has established, before the date of payment of the dividend, that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, we must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

      Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

The Précompte

      A French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate; or

•	profits which have been earned and taxed more than five years before the distribution.

      The amount of the précompte is equal to 50% of the net dividends before withholding tax.

      A shareholder that is not a French resident for French tax purposes may generally obtain a refund of the amount of any précompte we actually pay in cash, net of applicable withholding tax, in two cases:

•	if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal; or

•	if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of the avoir fiscal.

Estate and Gift Tax

      France imposes estate and gift tax where an individual or entity acquires shares of a French company from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempt from this tax or obtain a tax credit, assuming specific conditions are met. You should consult your own tax advisor about whether French estate and gift tax will apply to you and whether you may claim an exemption or tax credit.

Wealth Tax

      You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, with respect to your shares if both of the following apply to you:

•	you are not a French resident for the purpose of French taxation; and

•	you own less than 10% of our capital stock, either directly or indirectly, provided your shares do not enable you to exercise influence on our company.

      If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

Taxation of U.S. Investors

      The following is a general summary of the material U.S. federal income tax and French tax consequences of owning and disposing of our shares or American depositary shares and applies to you if you are the beneficial owner of shares or American depositary shares and all of the following five points apply to you:

1.	You own, directly or indirectly or through attribution, less than 10% of our outstanding share capital,

2.	You are any one of the following:

(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

(b)	a corporation or certain other entities organized in or under the laws of the United States or any state thereof,

(c)	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

(d)	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust,

3.	You are entitled to the benefits of the U.S.-France income tax treaty under the “limitation on benefits” article of that treaty,

4.	You hold your shares or American depositary shares of Technip-Coflexip as capital assets, and

5.	Your functional currency is the U.S. dollar.

      If a partnership holds shares or American depositary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds our shares or American depositary shares, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of the shares or American depositary shares.

      Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons holding their Technip-Coflexip shares or Technip-Coflexip American depositary shares as part of a straddle, hedging transaction or conversion transaction, persons who acquired their Technip-Coflexip shares pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this annual report. Furthermore, this discussion is based upon U.S. and French law and practice. This summary is subject to any changes or changes in interpretation to U.S. or French law or practice occurring after the date hereof. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. Investors should consult their own tax advisors concerning the French, U.S. federal, state or local income tax consequences of the ownership or disposition of our shares or American depositary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

      Withholding Tax and Avoir Fiscal

      In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

      The amount of the avoir fiscal is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

      In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	50% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%; and

•	70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

      As indicated below, the précompte is a tax which is generally paid by French companies when they distribute dividends out of certain profits (see paragraph below relating to the précompte) and such dividends carry an avoir fiscal.

      Under French domestic law, French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents and shareholders who are not resident in France are not eligible for the avoir fiscal.

      Under the U.S.-France income tax treaty, this withholding tax is reduced to 15% if your ownership of the shares or American depositary shares is not effectively connected with a permanent establishment or a fixed base that you have in France, and some other requirements are satisfied.

      Additional provisions apply if you are considered an “eligible” U.S. holder of shares or American depositary shares. You are “eligible” if your ownership of the shares or American depositary shares is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

1.	you are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France income tax treaty,

2.	you are a U.S. corporation, other than a regulated investment company,

3.	you are a U.S. corporation which is a regulated investment company, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States, or

4.	you are a partnership or trust that is a resident of the United States for purposes of the U.S.-France income tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point 1 or point 2 above.

      If you are an eligible U.S. holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France income tax treaty in accordance with the following procedures:

•	you must complete French Treasury Form RF I A EU-No. 5052 and send it to the French paying agent before the date of payment of the dividend. If you are not an individual, you must also send the French paying agent an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares or American depositary shares, including, among other things, the dividend rights;

•	if you cannot complete Form RF I A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French paying agent, or, if any, to the U.S. bank managing your account holding our shares or to the depositary. This certificate must state all of the following five points:

(a)	you are a resident of the United States for purposes of the U.S.-France income tax treaty,

(b)	your ownership of our shares or American depositary shares is not effectively connected with a permanent establishment or a fixed base in France,

(c)	you own all the rights attached to the full ownership of the shares or American depositary shares, including, among other things, the dividend rights,

(d)	you fulfill all the requirements under the U.S.-France income tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal, and

(e)	you claim the reduced rate of withholding tax and payment of the avoir fiscal.

      If you are not an eligible U.S. holder, or if you have not completed Form RF I A EU-No. 5052 or the five-point certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

      As an “eligible” U.S. holder, you may also be entitled to a payment from the French Treasury equal to the avoir fiscal, which you may claim by completing Form RF I A EU-No. 5052 and sending it to the French tax authorities before December 31 of the second year following the year during which the dividend is paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

      Specific rules apply to the following:

      Tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

      Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. However, these entities may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, less withholding tax on this amount, provided they own, directly or indirectly, less than 10% of our capital and they satisfy the filing requirements specified in the IRS regulations.

      The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares or American depositary shares files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

      For U.S. federal income tax purposes, the gross amount of any distribution and any related avoir fiscal payment, including any French tax withheld, will be included in your gross income as ordinary income when payment is received by you (or the depositary, if you hold American depositary shares), to the extent they are paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by us will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

      Further, the amount of any dividend paid in euro, including any French tax withheld, will, for U.S. federal income tax purposes, be equal to the U.S. dollar value of the euro calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of American depositary shares, regardless of whether the payment is in fact converted into U.S. dollars. If you do not convert any such foreign currency that is received by you into U.S. dollars on the date you receive it, you will have a basis in that foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss resulting from currency fluctuations during the period from the date the dividend is includible in your gross income to the date this payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. You may also be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

      To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

•	first, as a tax-free return of capital, which will cause a reduction in the adjusted basis of your shares or American depositary shares in Technip-Coflexip. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those shares or American depositary shares; and

•	second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

      French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the U.S.- France income tax treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to complex conditions and limitations, or you may alternatively choose to deduct all foreign taxes paid by you as itemized deductions in the taxable year.

      The Précompte

      A French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate, or

•	profits which have been earned and taxed more than five years before the distribution.

      The amount of the précompte is equal to 50% of the net dividends before withholding tax.

      If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends distributed to you. Under the U.S.-France income tax treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte which we actually pay in cash, but not to any précompte which we pay by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF I B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the IRS in the United States or from the French Centre des Impôts des Non-Résidents whose address is 9 rue d’Uzès, 75094 Paris Cédex 2, France.

      For U.S. federal income tax purposes, the gross amount of the précompte will be included in your gross income as ordinary income in the year you receive it. It will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro on the date the précompte is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date this payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

Taxation of Capital Gains

      If you are a resident of the United States for purposes of the U.S.-France income tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or American depositary shares, unless you have a permanent establishment or fixed base in France and the shares or American depositary shares you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

      In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your shares or American depositary shares in the same manner as you would if you were to sell or exchange any other shares or American depositary shares held as capital assets, in an amount equal to the difference between the amount realized for the share or American depositary share and your basis in the share or American depositary share. This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the share or American depositary share exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

      Further, deposits or withdrawals of shares by you for American depositary shares will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Status

      A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or American Depositary Shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or American Depositary Shares.

      You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of our shares or American Depositary Shares.

French Estate and Gift Taxes

      Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, if you transfer your shares or American depositary shares by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death, or

•	you used the shares or American depositary shares in conducting a business through a permanent establishment or fixed base in France, or you held the shares or American depositary shares for that use.

French Wealth Tax

      The French wealth tax does not generally apply to shares or American depositary shares if the holder is a resident of the United States for purposes of the U.S.-France income tax treaty.

United States Information Reporting and Backup Withholding

      Dividend payments and proceeds paid from the sale, exchange, redemption or disposal of your shares or American depositary shares may be subject to information reporting to the IRS. U.S. federal backup withholding tax may be imposed at a current rate of 30% on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through some U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS and furnishing any required information.

Dividends and Paying Agents

      Not applicable.

Statements by Experts

      Not applicable.

Documents on Display

      The documents referred to in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges.

Subsidiary Information.

      Not applicable.

Item 11.     Quantitative And Qualitative Disclosures About Market Risk

      The information provided below contains certain forward-looking statements that involve inherent risks, uncertainties and other factors, principally with respect to unanticipated changes in foreign exchange or interest rates and fluctuations in the level of our exposure to market risks. Actual results may differ from those set forth in any forward-looking statements.

      Our major market risk consists of fluctuations in currency exchange rates. We use simple derivative financial instruments primarily to manage this risk exposure. These financial instruments are designated as hedges of underlying exposures associated with specific assets, liabilities or commitments. Fair value calculations are presented in Note 26 to the Technip-Coflexip consolidated financial statements included in this prospectus and are set out in the table below.

Cash Management

      Cash surpluses are almost entirely denominated in euro and U.S. dollars (or Malaysian ringgit which had a fixed exchange rate with the U.S. dollar as of December 31, 2001 or Brazilian real, or Norge crown). Part of the cash surplus is allocated to forecasted expenditures on given projects. We invest these cash surpluses in short-term floating investments to ensure liquidity and avoid interest rate risk.

      Since the beginning of 2000, we have used a special-purpose vehicle (EEIG Eurocash) to manage centrally our cash and hedging, with the exception of cash held by our Malaysian, Singaporian, Saudi Arabian, Brazilian subsidiaries and other Coflexip foreign subsidiaries. Each participating subsidiary transfers its cash surplus to EEIG Eurocash and requests cash when needed. Cash flow forecasts are centrally analyzed on a regular basis by EEIG Eurocash.

Debt Management

      We have limited financial debt (€ 1,638.9 million, € 196 million and € 21.8 million at December 31, 2001, 2000 and 1999, respectively).

      On December, 2001 our short term debt included the following:

•	€ 184.5 million of outstanding commercial paper issued on the French market with a yearly average floating interest rate of 4.34% and an average maturity of less than three months,

•	€ 222.1 million of aggregate installments due within one year related to two credit facilities, and

•	€ 50.1 million of bank overdrafts and other short term credits.

      The Technip-Coflexip credit facility obtained for the U.S. and French Coflexip exchange offers was initially used for € 1,030 million. As of December 31, 2001, the outstanding amount was € 944 million (including € 174 million classified as part of the short-term debt); this outstanding amount includes:

•	Installment A: € 869 million (after a € 11 million prepayment),

•	Installment C: U.S.$70 million (drawn subsequent to the acquisition),

•	Installment B: unused after a € 150 million initial use and repayment.

      Coflexip credit facility, obtained for the Aker Maritime Deepwater Division acquisition, had U.S.$350 million outstanding as of December 31, 2001. Additionally, the Coflexip debt used for the Sunrise 2000 project was U.S.$18.7 million as of December 31, 2001.

      As of December 31, 2001 Technip-Coflexip’s unused multicurrency banking credit lines were € 350 million.

      At the end of January 2002, Technip-Coflexip issued a € 793.5 million bond convertible into new shares and/or exchangeable for existing shares. In mid-February 2002, the bond proceeds, net of the issuance costs, were used to partially prepay the Installment A under the Coflexip acquisition credit facility.

      Currently, the Coflexip acquisition credit facility is made of two unused installments, A and C, with respectively € 387 million and U.S.$70 million authorized amounts.

Fair Value of On Balance-Sheet Financial Instruments

      We report marketable securities included in cash and cash equivalents at market prices in the Technip-Coflexip consolidated financial statements included in this annual report. The fair value of all current assets and liabilities (cash and cash equivalents, accounts and notes receivables, advances to suppliers, accounts and notes payable, other creditors) is considered to be equivalent to the carrying amounts due to the short maturity to these items.

      The fair value of the long-term debt determined on a borrowing-by-borrowing basis, by discounting future cash flows using the borrowing rates at the balance sheet dates for similar types of borrowing arrangement, is approximated by the carrying value.

Currency Risk

      We operate under long-term contracts that are frequently denominated in currencies other than our functional currency, the euro. For the three years ended December 31, 2001, sales denominated in non-euro currencies were approximately 60% of our total net sales, of which more than 80% were denominated in U.S. dollars. Approximately 25% of our operating expenses during this period were denominated in U.S. dollars and significant amounts were also denominated in Japanese yen, British pound, Malaysian ringitt, Brazilian Real and Norwegian Crown.

      Our policy is to continually assess our exposure to exchange risk on contracts and, whenever practicable, to reduce risks by incurring operating expenses in the same currency in which the corresponding net sales are generated. We further reduce our exposure to exchange rate fluctuations through the use of forward exchange contracts, currency exchange rate guarantees or options when we believe it appropriate. Typically, we hedge a contract once it has been awarded or, in some cases, at the latest, once it comes into force. However, because we may be subject to significant exchange rate exposure during the period from the contract bid to the awarding of the contract, we may, depending on our appreciation of the probability that the contract will be awarded to us and on market conditions, enter into currency options or currency exchange rate guarantees for contracts on which we have bid (see Note 1(r) to the Technip-Coflexip consolidated financial statements included in this prospectus).

      We do not enter into forward exchange contracts or exchange options for purpose other than described above. Our policy does not permit us to take, or authorize our subsidiaries or businesses to take, speculative market positions.

      The tables below present the maturities and fair value of our hedging instruments as of December 31, 2001, and December 31, 2000, respectively and are based on maturities and interest and exchange rates at these same dates and present future cash flows generated by derivatives instruments.

As of December, 2001

	Maturing in year ending December 31,
								Fair value
Foreign Exchange contracts	2002	2003	2004(2)	2005	2006	5 years	Total	Total

	(In millions of EUR)
Sell currency, buy national currencies
U.S.$	624.8	65.1	4.7	1.8	1.7	—	698.1	(15.8)
JPY	2.9	—	—	—	—	—	2.9	0.3
GBP	22.5	—	—	—	—	—	22.5	(0.4)
AED	2.0	—	—	—	—	—	2.0	(0.1)
Others	12.5	—	—	—	—	—	12.5	(1.4)

Total	664.7	65.1	4.7	1.8	1.7	—	738.0	(17.4)

Buy currency, sell national currencies
U.S.$	70.8	—	—	—	—	—	70.8	1.0
JPY	4.6	6.4	—	—	—	—	11.0	(0.4)
GBP	13.2	0.8	—	—	—	—	13.9	0.2
Others	2.6	—	—	—	—	—	2.6	0.0

Total	91.1	7.2	—	—	—	—	98.3	0.8

Sell/buy foreign currencies	69.4	21.1	—	—	—	—	90.5	(0.8)

Total	69.4	21.1	—	—	—	—	90.5	(0.8)

As of December, 2000

	Maturing in year ending December 31,
								Fair value
Foreign Exchange contracts	2001	2002	2003	2004	2005	5 years	Total	Total

	(In millions of EUR)
Sell currency, buy national currencies
U.S.$	328.6	173.1	—	—	—	—	501.7	17.9
GBP	7.3	—	—	—	—	—	7.3	0.2
AED	10.8	—	—	—	—	—	10.8	2.3
Others	0.5	—	—	—	—	—	0.5	0.0

Total	347.2	173.1	—	—	—	—	520.3	20.4

Buy currency, sell national currencies
U.S.$	20.6	2.9	—	—	—	—	23.5	(0.5)
Others	2.7	0.2	—	—	—	—	2.9	(0.1)

Total	23.3	3.1	—	—	—	—	26.4	(0.6)

Sell/buy foreign currencies	3.8	2.5	—	—	—	—	6.3	0.1

Total	3.8	2.5	—	—	—	—	6.3	0.1

Interest Risk

      We require that our cash invested in marketable securities remains very liquid. Therefore, most cash is invested in floating rate investments.

      We usually do not enter into interest rate derivative contracts, except when interest rate markets offer attractive conditions. As a result, as of December 31, 2001, most of our debt was linked to floating interest rates. Only debt of U.S.$109 million related to the Coflexip credit facility obtained for the Aker Maritime Deepwater Division was covered by an interest rate swap, which converted the U.S.$ LIBOR rate into a U.S.$ fixed rate through the June 30, 2006 maturity date.

      At the end of January 2002, Technip-Coflexip issued a debenture loan with a conversion option into new shares and/or exchange in existing shares at a fixed 1% annual coupon, and with a 11.81% redemption premium payable on January 1, 2007 in case of non conversion or exchange into shares. In addition during the first quarter of 2002, Coflexip entered into a U.S.$186 million notional amount forward interest rate agreement to convert the U.S.$ LIBOR rate into a U.S.$ fixed rate for the period from July through December 2002.

Item 12.     Description of Securities to be Registered

      Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

      To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to our indebtedness or that of any of our subsidiaries.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

      To our knowledge, no one (i) has modified materially the instruments defining the rights of holders of our shares or (ii) has modified materially or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

PART III

Item 15.     [Reserved.]

Item 16.     [Reserved.]

Item 17.     Financial Statements

      Not applicable.

Item 18.     Financial Statements

TECHNIP-COFLEXIP

Item 19.     Exhibits

1.1	By-laws, as amended, of Technip-Coflexip

4.1	Share Purchase Agreement dated October 27, 2000, between Coflexip and Aker Maritime ASA and Aker Maritime Norge (incorporated by reference to Exhibit 2 to Coflexip’s Annual Report on Form 20-F (Commission File No. 0-22714) filed on June 18, 2001)

4.2	Credit Facilities for Technip arranged by J.P. Morgan plc and CDC IXIS, with Chase Manhattan International Limited as Facility Agent (incorporated by reference to Exhibit 10.1 to Post-Effective Amendment No. 2 to Technip’s Registration Statement on Form F-4 (Registration No. 333-13808) filed on September 27, 2001)

4.3	English translation of the Memorandum of Understanding, dated July 2, 2001, by and among Technip, ISIS and Institut Français du Pétrole (incorporated by reference to Exhibit 3 of amendment No. 2 to the Statement on Schedule 13D filed by Technip on July 3, 2001)

8.1	Subsidiaries of Technip-Coflexip (see Note 28 to the Consolidated Financial Statements)

10.1	Offering Circular (Note d’information definitive) dated January 22, 2002, relating to the issue and listing on the Premier Marché of Euronext Paris S.A. of bonds convertible into new shares and/or exchangeable for existing shares of Technip-Coflexip

TECHNIP-COFLEXIP

REPORT OF INDEPENDENT AUDITORS

Barbier, Frinault & Autres

Ernst & Young Network
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

      To the Shareholders and the Board of Directors of TECHNIP-COFLEXIP

      We have audited the accompanying consolidated balance sheets of Technip-Coflexip (formerly Technip) and its subsidiaries (“Technip-Coflexip”) as of December 31, 2001, 2000, and 1999, and the related consolidated statements of income, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2001, all expressed in euro (€). These financial statements are the responsibility of the management of Technip-Coflexip. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in France and in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly in all material respect, the consolidated financial position of Technip-Coflexip as of December 31, 2001, 2000 and 1999, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in France.

      Without calling into question the opinion expressed above, we draw your attention to the following:

•	as discussed in Note 12 (a), Technip-Coflexip reversed in 1999 the provision for geopolitical risks, which was no longer estimated to be necessary;

•	as a result of the material changes in the scope of consolidation resulting from the acquisition of a majority interest in Coflexip during the fiscal year, the consolidated financial statements for the year ended December 31, 2001 are not directly comparable with those of the preceding fiscal year.

      Accounting practices used by Technip-Coflexip in preparing the accompanying financial statements conform with generally accepted accounting principles in France, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a complete reconciliation of consolidated net income and shareholders’ equity to United States of America generally accepted accounting principles is set forth in Notes 29 to 31 of the Notes to the Consolidated Financial Statements.

      The United States Dollar amounts are presented in the accompanying financial statements for the convenience of the reader and are arithmetically correct on the basis disclosed in Note 1.

Neuilly-sur-Seine, France,

April 12, 2002, except for Notes 29 to 31 for which the date is May 14, 2002

BARBIER FRINAULT & AUTRES

ERNST & YOUNG Network

Represented by René Proglio

TECHNIP-COFLEXIP

CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,

		2001
				2000	1999
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro, except as otherwise stated)
Net sales	3	3,156.3	3,546.0	2,972.0	2,782.2
Cost of Sales		(2,754.3)	(3,094.3)	(2,680.8)	(2,507.8)

GROSS MARGIN		402.0	451.7	291.2	274.4
Research and Development expenses		(16.3)	(18.3)	(7.2)	(10.3)
Selling, general and administrative expenses		(132.6)	(149.0)	(85.1)	(80.8)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION		253.1	284.4	198.9	183.3
Depreciation and amortization other than goodwill		(44.1)	(49.6)	(16.3)	(22.3)

OPERATING INCOME BEFORE GOODWILL AMORTIZATION		209.0	234.8	182.6	161.0
Goodwill amortization		(54.6)	(61.3)	(26.7)	(9.5)

OPERATING INCOME	4	154.4	173.5	155.9	151.5
Financial result	6	(5.8)	(6.5)	5.8	16.6
Income of equity affiliates		13.9	15.6	22.1	0.8
Reversal of geopolitical risks provision		—	—	—	89.9
Other non-operating income (loss)		(5.9)	(6.6)	93.9	3.0

Total non-operating income	7	(5.9)	(6.6)	93.9	92.9

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS		156.6	176.0	277.7	261.8
Income tax	8	(58.3)	(65.5)	(62.3)	(89.0)
Minority interests		(2.1)	(2.4)	(1.2)	(0.2)

NET INCOME		96.2	108.1	214.2	172.6

Number of shares considered for earnings per share computation	9	25,387,550	25,387,550	16,664,584	16,050,827
Diluted earnings before non-operating income and goodwill amortization per share	9	6.17	6.93	8.82	5.56
Diluted earnings per share	9	3.79	4.26	12.85	10.75

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2001 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S.$ 0.8901 on December 31, 2001. (See Note 1(a)).

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP-COFLEXIP

CONSOLIDATED BALANCE SHEETS

		As of December 31,

		2001		2000	1999

	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro, except
		as otherwise stated)
ASSETS
Intangible assets, net	11	2,415.2	2,713.4	591.9	154.8
Property, plant and equipment, net	12	874.3	982.3	162.1	172.4
Other investments and loans, net	13	93.4	104.9	18.4	98.4
Equity affiliates	14	5.5	6.2	278.3	6.2

TOTAL NON-CURRENT ASSETS		3,388.4	3,806.8	1,050.7	431.8
Contracts-in-progress	15	5,619.7	6,313.6	4,718.0	4,155.2
Inventories and deferred bid costs, net	16	99.6	111.9	7.1	4.6
Advances to suppliers		87.2	98.0	108.4	130.2
Accounts and notes receivable, net	17	539.3	605.9	289.3	254.3
Other current assets, net	18	372.2	418.1	170.0	209.5

RECEIVABLES AND OTHER CURRENT ASSETS, NET		911.5	1,024.0	459.3	463.8
Marketable securities		133.3	149.8	186.5	360.8
Cash		546.2	613.6	376.6	658.6

CASH AND CASH EQUIVALENTS	19	679.5	763.4	563.1	1,019.4

TOTAL CURRENT ASSETS		7,397.5	8,310.9	5,855.9	5,773.2

TOTAL ASSETS		10,785.9	12,117.7	6,906.6	6,205.0

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2001 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S. $0.8901 on December 31, 2001. (See Note 1(a)).

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP-COFLEXIP

CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31,

		2001
				2000	1999
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro, except as
		otherwise stated)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Common stock: EUR 3.05 nominal value,		72.5	81.5	48.9	48.1
26,713,448 shares as of December 31, 2001,
16,029,305 shares as of December 31, 2000,
15,758,537 shares as of December 31, 1999,
Paid-in-surplus		1,429.1	1,605.5	64.5	43.0
Retained earnings		588.7	661.5	498.2	371.5
Cumulative translation adjustment		11.7	13.1	(0.2)	(1.3)
Treasury shares and shares held by subsidiary		(227.4)	(255.5)	(59.2)	(37.7)
Net income		96.2	108.1	214.2	172.6

SHAREHOLDERS’ EQUITY	20	1,970.8	2,214.2	766.4	596.2
MINORITY INTERESTS		19.0	21.4	3.4	2.3
Commitments and Contingencies	25
Retirement indemnities		71.3	80.1	65.8	61.4
Accrued liabilities	21	229.2	257.5	167.3	208.4
Long term debt		1,052.3	1,182.2	4.8	6.8
Short term debt		406.5	456.7	191.2	15.0

Total Financial debt	22	1,458.8	1,638.9	196.0	21.8
Progress payments on contracts	15	5,761.2	6,472.5	4,896.1	4,580.5
Accounts and notes payable		686.1	770.8	562.9	530.9
Other creditors	23	589.5	662.3	248.7	203.5

TOTAL LIABILITIES		8,796.1	9,882.1	6,136.8	5,606.5

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		10,785.9	12,117.7	6,906.6	6,205.0

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2001 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S.$ 0.8901 on December 31, 2001. (See Note 1(a)).

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP-COFLEXIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,

	2001
			2000	1999
	U.S.$*	EUR	EUR	EUR

	(Amounts in millions of euro,
	except as otherwise stated)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	96.2	108.1	214.2	172.6
Minority interests	2.1	2.4	1.2	0.2

Net income before minority interest	98.3	110.5	215.4	172.8
Adjustments to reconcile income before minority interest to net cash provided by (used in) operating activity:
Amortization of intangible assets and goodwill	61.7	69.3	28.1	10.0
Depreciation of property, plant and equipment	37.0	41.6	14.9	21.8
Income of equity affiliates, net of dividends	(6.7)	(7.5)	(61.1)	(0.8)
(Decrease) increase in non-current provisions, net	1.9	2.1	1.2	(50.2)
Net (gain) on disposal of fixed asset and investments	(2.5)	(2.8)	(82.4)	(5.0)
Net changes in operating assets and liabilities:
Decrease (increase) in advances to suppliers	9.3	10.4	31.4	(35.2)
Decrease (increase) in contracts-in-progress	(238.0)	(267.4)	(314.4)	(974.7)
Decrease (increase) in accounts and notes receivables	45.5	51.1	(3.5)	(14.1)
Decrease (increase) in other current assets	(110.7)	(124.4)	(26.6)	11.5
Increase (decrease) in current provisions	(5.4)	(6.1)	(124.5)	(3.8)
Increase (decrease) in progress payments on contracts	154.1	173.1	89.6	999.5
Increase (decrease) in accounts payables and other creditors	55.3	62.1	45.3	75.9

Net cash provided by (used in) operating activities	99.8	112.0	(186.6)	207.7
CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures (property, plant and equipment)	(39.5)	(44.4)	(14.0)	(8.2)
Capital expenditures (intangibles)	(20.0)	(22.5)	(1.4)	(0.5)
Proceeds from disposal of fixed assets	1.8	2.0	20.3	0.6
Acquisition of investments	(925.7)	(1,040.0)	(686.8)	(101.1)
KTI/MDEU price reduction	—	—	63.3	(63.3)
Proceeds from disposal of investments	188.5	211.8	156.0	9.3
Increase (decrease) from changes in scope of consolidation**	207.2	232.8	42.8	140.0

Net cash provided by (used in) investing activities	(587.7)	(660.3)	(419.8)	(23.2)
CASH FLOW FROM FINANCING ACTIVITIES:
Increase in short-term debt	3.9	4.4	190.0	16.6
Decrease in short-term debt	(73.3)	(82.3)	(13.8)	(10.4)
Increase in long-term debt	985.4	1,107.1	—	4.7
Decrease in long-term debt	(187.0)	(210.1)	(2.0)	—
Increase in loans	(13.3)	(14.9)	(3.2)	(10.1)
Decrease in loans	(0.1)	(0.1)	—	—
Repurchase of own shares	(1.4)	(1.6)	(21.5)	(20.2)
Increase (decrease) in minority interests	1.6	1.8	0.1	(0.5)
Parent company’s equity:
capital increases	8.9	10.0	22.3	12.5
paid dividends	(45.3)	(50.9)	(45.9)	(37.8)
capital decreases	—	—	—	(19.7)

Net cash provided by (used in) financing activities	679.4	763.4	126.0	(64.9)
Net effect of exchange rate changes	(13.1)	(14.8)	24.1	38.3

Net increase (decrease) in cash and cash equivalents	178.4	200.3	(456.3)	157.9
Cash and cash equivalent at the beginning of the year	501.1	563.1	1,019.4	861.5
Cash and cash equivalent at the end of the year	679.5	763.4	563.1	1,019.4

Increase in shareholders’ equity related to the Coflexip and Isis acquisitions	1,391.7	1,563.6	—	—
Cash paid for income taxes	(58.1)	(65.3)	(41.2)	(22.2)
Interest paid	(14.6)	(16.4)	(7.3)	(3.0)

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2001 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S. $0.8901 on December 31, 2001. (See Note 1(a)).

**	This represents the cash balances of companies acquired (or disposed of) measured as of the date of the acquisition or disposal.

The accompanying notes are an integral part of these Consolidated Financial Statements

TECHNIP-COFLEXIP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Stock Issued					Treasury
	Number of				Cumulative	Shares/
	Shares	Common	Paid-in	Retained	Translation	Shares held		Net	Shareholders’
	issued	Stock	Surplus	Earnings	Adjustment	by subsidiary		Income	equity

	(Amounts in millions of euro, except as otherwise stated)
As of December 31, 1998	15,775,999	48.1	31.2	322.4	(5.5)	(17.5)		105.4	484.1

Capital increase	220,815	0.7	11.8						12.5
Appropriation of net income 1998				67.6				(105.4)	(37.8)
Foreign currency translation					4.2				4.2
Capital decrease	(238,277)	(0.7)		(19.0)					(19.7)
Net income								172.6	172.6
Treasury shares						(20.2)			(20.2)
Other				0.5					0.5

As of December 31, 1999	15,758,537	48.1	43.0	371.5	(1.3)	(37.7)		172.6	596.2

Capital increase	270,768	0.8	21.5						22.3
Appropriation of net income 1999				126.7				(172.6)	(45.9)
Foreign currency translation					1.1				1.1
Net income								214.2	214.2
Treasury shares						(21.5)			(21.5)

As of December 31, 2000	16,029,305	48.9	64.5	498.2	(0.2)	(59.2)		214.2	766.4

Capital increase	10,684,143	32.6	1,541.0						1,573.6
Appropriation of net income 2000				163.3				(214.2)	(50.9)
Foreign currency translation					13.3				13.3
Net income								108.1	108.1
Treasury shares/shares held by subsidiary						(196.3)			(196.3)

As of December 31, 2001	26,713,448	81.5	1,605.5	661.5	13.1	(255.5	)(a)	108.1	2,214.2

As of December 31, 2001 (in millions U.S.$*)	26,713,448	72.5	1,429.1	588.7	11.7	(227.4	)(a)	96.2	1,970.8

(a)	Treasury shares as of December 31, 2001 represent 623,595 shares (€ 61.7 million) and shares held by its subsidiary Isis as of December 31, 2001 represent 1,847,376 shares (€ 193.8 million).

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2001 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S.$ 0.8901 on December 31, 2001. (See Note 1(a)).

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions of euro, except as otherwise stated)

Introductory note — Changes in scope of consolidation and business description

(a) Change in scope of consolidation

      The consolidated financial statements of Technip-Coflexip (formerly Technip) for the 2001 fiscal year are not comparable to those for the 2000 fiscal year due to the major changes in the scope of consolidation that occurred on October 1, 2001.

      Before this date, Technip held a 29.4% interest in Coflexip, which was accounted for under the equity method. Since October 1, 2001 Coflexip and Isis have been consolidated in the Technip-Coflexip financial statements.

      The impact of such change in scope of consolidation is further described in Note 2 and identified in the other notes to the consolidated financial statements when significant.

      The Technip-Coflexip net sales in 2001 include activity of the former Technip for twelve months of 2001 and activity of Coflexip for three months (fourth quarter 2001). The net income of Technip-Coflexip in 2001 includes Coflexip and Isis income since October 1, 2001.

(b) Operational branches

      Following the acquisition of Coflexip, the Group reorganized its operational segments. The Group is now organized in three Branches as follows:

•	The Offshore Branch (“Technip-CSO”: Creative Solutions Offshore), which includes the former Coflexip business units (including the Deepwater Division acquired from Aker Maritime early 2001) and the offshore business units from the former Technip.

•	The Onshore/ Downstream Branch (“Technip-PRO”: Petrochemicals, Refining, Onshore), which comprises all business units from the former Technip in charge of engineering and construction of petrochemical and refining units as well as onshore upstream facilities, including gas treatment units, LNG facilities and onshore pipelines.

•	The Industries Branch (“Technip-LCI”: Life sciences, Chemicals and Industries), which is devoted to engineering and construction of non-oil related facilities: pharmaceutical units, chemical facilities, power plants, cement factories, industrial buildings and infrastructures.

      From a geographical standpoint, Technip-Coflexip will report on the basis of four regions:

•	Europe, Russia-Central Asia,

•	Africa, Middle-East,

•	Asia Pacific, and

•	Americas.

(c) Nature of business and operating cycle

      Technip-Coflexip’s principal business includes the following:

•	Lump-sum or cost-to-costs engineering services contracts performed over a short period;

•	Engineering, manufacturing, installation and commissioning services contracts lasting approximately 12 months;

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. Average duration of these contracts is three years but can vary from one contract to another.

(d) Reclassifications

      Certain reclassifications have been made to the prior year statements to conform to the current year presentation.

Note 1 — Summary of significant accounting principles

(a) Basis of presentation

      The consolidated financial statements of Technip-Coflexip, and its consolidated subsidiaries (“Technip-Coflexip”, “the Company” or “the Group”) have been prepared in accordance with generally accepted accounting principles in France and comply with the “New principles and methodology relative to consolidated financial statements”, Regulation Number 99-02 approved by the decree date June 22, 1999 of the French “Comité de la Réglementation Comptable”.

      For the convenience of the reader, the financial statements as of and for the year ended December 31, 2001 have been translated into U.S. Dollars at the noon buying rate in New York City on December 31, 2001 for cable transfers in Euro, as certified for custom purposes by the Federal Reserve Bank of New York, of € 1.00 = U.S. $0.8901. No representation is made that the euro amounts have been, could have been or could be converted into U.S. dollars at such a rate or at any other rate at any other date.

(b) Consolidation methods

      Subsidiaries in which Technip-Coflexip’s voting rights exceed 50% are consolidated. Significant jointly controlled entities are consolidated using the proportionate consolidation method.

      The equity method of accounting is used for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee company. In the absence of other evidence, such influence is presumed to exist for investments in companies in which the Company’s direct or indirect ownership is between 20% and 50% of total voting rights.

      The historical cost method is used to account for investments in which the Company’s ownership is less than 20% or for non-significant investees or subsidiaries. The list of Technip-Coflexip’s consolidated subsidiaries and related percentage of control by Technip-Coflexip as of December 31, 2001 is provided in Note 28.

(c) Use of estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in France requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from those estimates.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(d) Revenue recognition

Long-term contracts

      Revenue and gross margin on long-term contracts are determined using the percentage-of-completion method. The percentage-of-completion ratio representing the progress of the contract is computed consistently for all contracts as follows:

•	For long-term contracts, which include construction services (lump-sum turnkey contracts), the percentage-of-completion is based on technical milestones defined for the main components of the contract, that the management considers to stand for the best measure of progress of these contracts. Milestones related to engineering and construction parts of the contract are valued on the basis of the hours spent while milestones related to deliveries of procurement parts of the contract are valued on the basis of the cost of the related purchase.

For these contracts, the completion of early phases, such as engineering design, confirmation of significant orders, and assurance that field conditions are satisfactory, is necessary to firmly assess identified risks and to estimate with sufficient precision the total future costs as well as the expected timetable. As a result, the related positive gross margin is recognized when the gross margin at completion can be estimated more precisely, on a contract-by-contract basis. The gross margin corresponding to the completion ratio reached at that time is immediately recognized. The remaining gross margin is recognized using the percentage-of-completion method for the remaining duration of the contract.

For contracts awarded before July 1, 2001, the gross margin recognition started when the percentage-of-completion ratio reaches 25%. For the years presented, the effect of this change in estimate was not significant.

•	For long-term contracts, which do not include construction services, revenue and gross margin are recognized based on the relation that costs incurred to date bear to estimated total costs.

      Allowance is made for the total foreseeable losses in the case of unprofitable long-term contracts.

      Long-term contract gross margin is based on an estimate of total costs at completion, which are reviewed and revised periodically throughout the life of the contract.

      A long-term contract is completed, when the contractual transfer of ownership is achieved or, in the case of “make-good” contracts relating to complex integrated systems, when the provisional acceptance is received, even if there are minor conditions outstanding.

      At completion of the contract, accrued liabilities are recorded as necessary, to cover pending contingencies and expenses.

Other contracts

      The Group also performs a large number of non-significant contracts for which revenue and gross margin is recorded when services have been rendered.

(e) Foreign currency transactions

      Foreign currency transactions are translated into Euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts which are translated using the “contract rate” based on foreign currency hedging.

      At year end, monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rate of exchange prevailing at that date except for “contracts-in-progress” accounts and progress payments

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

received from long-term contract customers which are recorded at the “contract rate”. The resulting exchange gains or losses are recorded in the income statement.

(f) Translation to reporting currency

      The income statements of foreign subsidiaries are translated into Euro at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in shareholders’ equity as foreign currency translation adjustments.

      Exchange rate differences attributable to loans and forward exchange agreements in foreign currencies that are designated as a hedge of the net assets of a foreign subsidiary are recorded directly to shareholders’ equity, together with the corresponding translation difference on the hedged net assets.

(g) Intangible assets

      Intangible assets primarily consist of “fonds de commerce”, which are amortized over five years, and licenses and patents, which are amortized over ten years. Costs related to software rights are recorded in operating income when expensed, except for those costs incurred in connection with the development of computer systems such as the E-Procurement platform, which are amortized over three years.

      Goodwill resulting from business combinations accounted for using the purchase method is recorded in the balance sheet under the “Goodwill” line item. Goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired.

      The carrying value of intangible assets is reviewed periodically. When events or changes in circumstances indicate that there may be impairment, additional non-recurring amortization is recorded to reduce the intangible asset to its estimated net realizable value.

(h) Property, plant and equipment

      Property, plant and equipment are carried at their acquisition cost. They are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	10 to 50 years
Vessels	10 to 25 years
Machinery and equipment	6 to 10 years
Office fixtures and furniture	5 to 10 years
Vehicles	3 to 7 years
EDP equipment	3 to 5 years

      Property, plant and equipment used by Technip-Coflexip under capital lease agreements are recorded in the balance sheet and in the income statement as if acquired by the Company with a credit facility.

      The carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that there may be impairment. If the review indicates that any of the tangible assets will not be recoverable, the tangible asset will be reduced to its estimated net realizable value.

      Dry-docking expenses on vessels are amortized evenly over the anticipated period between dry-dockings.

(i) Other investments and loans

      Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis upon the underlying net equity value, future profitability or market value.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(j) Deferred bid costs

      Costs directly attributable to obtaining future contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet under the “deferred bid costs” line item, then transferred to the contract costs upon final contract award. At year-end, an allowance is provided according to the probability of success.

(k) Contracts-in-progress

      Profits expected to be realized on contracts, which are recognized in the consolidated income statements as described in Note 1(d), are based on the Company’s estimates of total contract sales value and costs at completion. Bonuses and claims amounts are included in revenue when estimated to be highly probable.

      As is common in the industry, certain contracts are performed jointly by the Company with third parties through joint ventures. The Company’s share in these contracts is recognized in its consolidated income statement through the proportionate consolidation of the corresponding joint venture (see Note 1(b)).

      Contracts-in-progress include:

•	equipment and material purchases, costs of subcontracted services and miscellaneous services incurred in relation to the contracts;

•	man-hour costs directly assigned to the contract, valued using hourly rates, which include an overhead factor covering all operating expenses except for selling, research and development expenses and under-activity costs;

•	the gross margin recognized under the percentage-of-completion method as described in Note 1(d).

      Contracts-in-progress do not include financial interests.

      Costs incurred in relation with a contract are accumulated and presented in the balance sheet under the “Contracts-in-progress” line item together with the gross margin recognized (see Note 1(d)).

      Progress payments made by customers under ongoing long-term contracts are accumulated in the balance sheet under the “Progress payments on contracts” line item.

      At completion of the contract:

•	“Contracts-in-progress” (which at that time amounts to the total sales price of the contract) is reduced by accumulated progress payments received by the Company under this contract, the remaining balance being invoiced to the customer and recorded under the “Other receivables on contracts” line item (see Note 17);

•	as necessary, accrued liabilities are recorded to cover pending contingencies and expenses, and are shown under the “Expenses to complete contracts” line item in the balance sheet. These liabilities are considered as current for the purpose of the preparation of the statements of cash flows.

(l) Inventories

      Inventories are stated at the lower of cost or market value with cost determined on the weighted-average basis.

(m) Receivables

      Receivables are stated at their nominal value. A provision for doubtful accounts is recorded if receivables are expected to be uncollectable, based on an analysis of aging schedule.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(n) Advances to suppliers

      Advance payments made to suppliers under long-term contracts-in-progress are shown under the line item “Advances to suppliers” in the balance sheet.

(o) Cash and cash equivalents

      Cash and cash equivalents consist of cash and liquid marketable securities with an initial maturity of less than three months. Liquid marketable securities are valued at their market value at closing date. Changes in fair value, both unrealized gains and unrealized losses, are recognized in each period’s income statement.

(p) Retirement indemnities and Accrued liabilities

      Accrued liabilities are recorded in compliance with French “Règlement 2000-6” based on the analysis of related exposure.

      Foreseeable losses on contracts: an allowance is made for foreseeable losses in the case of unprofitable long-term contracts.

      Contingencies related to contracts: this provision concerns litigation mainly on former contracts

      Territoriality Contingencies related to contracts: when multiple affiliates or partners are involved in a contract, the complexity of the applicable national rules and regulations in countries where the Company operates, such as administration rules and regulations, could sometimes cause the Company to use assumptions in order to measure related obligations.

      Expenses to complete contracts: at the time of sale of a contract, pending charges and works to be performed to reach the final acceptance are accounted for as “Expenses to complete contracts”.

      Accrual for retirement indemnities includes:

•	retirement indemnities, which are to be paid at retirement date, and

•	deferred wages indemnities, which are to be paid when employees leave the company.

      The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, turnover of staff, rate of return on investment.

      Restructuring: the total estimated costs related to a restructuring plan are recorded in the period when the plan is finalized.

(q) Deferred taxation

      Deferred taxes are provided on items recognized in different periods for financial reporting and tax purposes following the liability method, under which deferred taxes are computed by utilizing the rate expected to be in effect when the tax becomes payable.

      If the balance leads to deferred taxation, it is accounted for as a liability. If such balance is an asset, which is more likely than not to be realized in the future, it is accounted for as a receivable.

(r) Financial instruments

      To hedge its exposure to exchange rate fluctuations during the bid-period of long-term contracts, the Company occasionally enters into insurance contracts, upon which foreign currencies are exchanged at a specified rate and at a specified future date only if the contemplated new contract is awarded. A premium paid at the outset by the Company to enter into such insurance contract is charged to the income statement when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any cash

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

settlements or penalties. On the other hand, if the commercial contract is awarded to the Company, a second premium is paid to the insurance company, the cost of which being charged to income statement over the duration of the contract.

      On certain occasions, the Company may buy foreign currency options during the tender period.

      Forward exchange contracts are used to hedge firm contractual commitments and identified forecasted flows on ongoing contracts not previously hedged using an insurance contract or to adjust the hedging position during the life of a previously hedged contract.

      The hedging instrument sometimes relates to the portion of anticipated foreign currency cash inflows for a contract not naturally hedged by estimated foreign currency cash outflows to be incurred during the performance of the same contract.

      Every Group’s subsidiary enters into forward exchange contracts with banks or with the Group treasury company, Technip Eurocash G.E.I.E.

      The Company does not buy or sell any financial instruments for speculative purposes. All financial instruments held by the Group are off-balance sheet commitments and are consequently not reflected in the balance sheet. As a result, related unrealized gains or losses are not recorded in the balance sheet. Realized exchange gain or loss arising from a foreign currency instrument designated as a hedge is recorded in the consolidated statement of income when the underlying transaction occurs.

      Except for certain interest rate swaps, all financial instruments and the related underlying transactions have a maturity of less than two years.

(s) Research and development

      Research and development costs are expensed when incurred and classified as operating expenses. However, they are deferred in the balance sheet when technical feasibility and return of investment can be demonstrated.

(t) Financial result

      Financial result on long term contracts is recorded as sales. Financial result not related to long term contracts is presented separately in the consolidated statement of income under the “Financial result” line item.

(u) Non-operating income

      Non-operating income relates to income and expenses arising from assets disposals and restructuring operations.

(v) Diluted earnings per share

      Diluted earnings per share has been calculated on the basis of the number of common stock outstanding as of each year-end including outstanding options to subscribe new shares granted to employees and after deduction of existing shares held by subsidiaries.

Note 2 — Changes in scope of consolidation: significant acquisitions and divestitures

For the year ended December 31, 2001

      In August 2001, Technip launched two public offers on Coflexip and Isis, in order to take the control of Coflexip, in which Technip already held a 29.4% interest (initially 29.7%).

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(a) Purchase of 99.05% of interest in Isis

      As a result of the exchange public offer launched in the beginning of July 2001, Technip finalized the purchase of 99.05% interest in Isis (4,601,170 shares) at the beginning of October 2001. The exchange ratio was 11 Technip shares for 10 Isis shares, which created an additional 5,061,287 Technip (renamed Technip-Coflexip) shares (€ 749 million).

      The Isis balance sheet item “Investments” as of September 30, 2001 represented shares of public companies (11.5% interest in Technip, 16.6% interest in Coflexip and 12.3% interest in Compagnie Generale de Geophysique “CGG”) and shares of private companies with estimated sales’ value of € 205 million.

      In consideration of two exchange promises signed by Isis and Institut Français du Petrole (“IFP”) in September 30, 2001, the CGG shares held by Isis will be sold to IFP in a 36-month period beginning December 31, 2001. These shares are recorded at their historical book value (€ 73.1 million).

      The balance sheets of Isis as of September 30, 2001 and December 31, 2001 used for Technip-Coflexip consolidation purposes are detailed as follows.

	Sept. 30,	Dec. 31,
	2001(*)	2001

	In millions of EUR
Investments(**)	161.0	161.0
Current assets	168.4	169.6

TOTAL ASSETS	329.4	330.6

Shareholders’ equity	301.7	302.8
Liabilities	27.7	27.8

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	329.4	330.6

(*)	Unaudited

(**)	Historical book value: Technip-Coflexip, € 31.7 million, Coflexip, € 56.2 million and CGG, € 73.1 million.

      The difference between the purchase price and the shareholder’s equity at the date of acquisition of Isis by Technip-Coflexip amounted to € 450.2 million [749-(301.7 x 99.05%)] and was fully allocated to Technip-Coflexip and Coflexip shares.

(b) Purchase of 52.47% of interest in Coflexip

      Technip has held since April 2000 a 29.4% (initially 29.7%) interest in Coflexip. As a result of the exchange public offers launched in the beginning of July 2001, Technip finalized at the beginning of October 2001, the additional purchase of a 52.47% interest in Coflexip. As a result of the public exchange offer on Isis, which holds 16.6% of Coflexip (see Note 2 (a)) and of this transaction, Technip holds directly and indirectly a 98.36% interest in Coflexip. The purchase of the 52.47% interest in Coflexip was through cash (“OPA”) for 5,000,000 shares (€ 199 per share, i.e. total of € 995 million) and the issuance of new Technip shares based on the exchange ratio of 9 Technip shares for 8 Isis shares. This transaction created 5,504,436 new Technip (renamed Technip-Coflexip) shares (€ 814.6 million).

      The global purchase price of Coflexip shares obtained at the end of the public offers on Coflexip (52.47%) amounted to € 1,838.3 million, including net purchase costs of € 28.7 million.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

      Coflexip balance sheets as of September 30, 2001 and December 31, 2001 used for Technip-Coflexip consolidation purposes are detailed as follows.

	September 30,	December 31,
	2001(*)	2001

	In millions of EUR
Intangible assets	481.1	517.4
Tangible assets	695.3	689.1
Investments	16.7	17.0
Other current assets	685.2	698.3
Cash and cash equivalent	241.5	213.2

TOTAL ASSETS	2,119.8	2,135.0

Shareholders’ equity	788.0	807.0
Minority interests	15.1	15.7
Long term debt	508.0	566.6
Short term debt	751.8	712.9
Bank overdrafts	56.9	32.8

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,119.8	2,135.0

(*)	Before purchase price allocation and unaudited

      The following information is presented below:

•	the 2001 Coflexip income statement including the Aker Deepwater Division goodwill amortization of € 142.6 million at the end of the year; and

•	the 2001 4th quarter Coflexip income statement used by Technip-Coflexip for consolidation purposes is presented below. It is not affected by the exceptional amortization above, as a result of (i) the accounting rules applicable to the allocation of the Coflexip purchase price and (ii) the positive result on the impairment test performed on the goodwill determined on the Coflexip acquisition, on the basis of the future cash flows.

	2001	2001
	(12 month)	(4th quarter)(*)

	In millions of EUR
Net sales	1,898.8	495.0
Operating income before depreciation and amortization	222.5	61.6
Depreciation and amortization other than goodwill	(103.7)	(26.5)
Operating income before goodwill amortization	118.8	35.1
Goodwill amortization	(170.4)	(7.8)

Operating income	(51.6)	27.3
Financial result	(10.9)	2.4
Income tax	(42.8)	(8.3)
Income of equity affiliates	(0.1)	(1.2)
Minority interests	—	(0.6)

Net income	(105.4)	19.6

(*)	Unaudited

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

      The difference between the purchase price and the shareholder’s equity at the date of acquisition of 69.1% of Coflexip (16.6% through the acquisition of Isis (see Note 2(a) ) and 52.5% as described above) by Technip-Coflexip is detailed as follows after allocation to identified assets and liabilities:

		In millions
		of EUR

Creation of 5,504,436 Technip-Coflexip shares (€ 147.99 a share)		814.6
Cash paid for 5,000,000 Coflexip shares (€ 199 a share)		995.0
Net purchase costs		28.7

Purchase price for 52.47% in Coflexip		1,838.3
Coflexip net equity as of September 30, 2001 (52.47%)		(421.4)

Step-up for 52.47% in Coflexip		1,416.9
Step-up for 16.63% in Coflexip via Isis		253.1

Step-up for 69.1% in Coflexip		1,670.0
Release of net goodwill accounted by Coflexip (foreign exchange effect included)		503.5
Preliminary allocation to identified assets:
Vessels	(106.4)
Buildings	(24.2)
Patents	(59.4)	(125.5)
Deferred tax	64.5

Goodwill		2,048.0

      This goodwill, which is not deductible for tax purposes, has been allocated to the Offshore branch.

      For Technip-Coflexip, the unaudited proforma consolidated statements of income for 2000 and 2001 have been prepared assuming that the purchase of Coflexip described above was made at the beginning of each period presented. Considered as immaterial, Isis activity is not included. Pro forma figures for 2000 may differ from pro forma figures previously published due to the use of estimates before the transaction closed.

				Unaudited
	Technip-Coflexip Historical
	2001			Adjustments		Pro forma	Pro forma
	(12 months)			2001		2001	2000

	Technip			Technip-		Technip-	Technip-
	former perimeter		Coflexip	Coflexip		Coflexip	Coflexip

	In millions of EUR
Net sales	3,051.0		1,898.8	—		4,949.8	4,426.6
Operating income before goodwill amortization	203.5		118.9	(14.2)		308.2	355.1
Goodwill amortization	(41.6)		(170.5)	96.3	(a)	(115.8)	(118.3)
Operating income	161.9		(51.6)	82.1		192.4	236.8
Financial result	(0.5	)(e)	(10.0)	(41.3	)(b)	(51.8)	(43.5)
Non operating income	(6.6)		—	2.8		(3.8)	227.7
Income of equity affiliates	25.2		(0.8)	(24.0	)(c)	0.4	—
Income tax	(57.2)		(42.8)	19.5		(80.5)	(98.8)
Minority interests	(1.8)		(0.1)	(1.7)		(3.6)	(8.6)

Net income	121.0		(105.3)	37.4	(d)	53.1	195.3

Diluted pro forma earning per share						2.09	7.60

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(a)	Reversal of goodwill amortization recorded in Coflexip statement of income (€ 212.1 million) and calculation of a normative goodwill amortization: Mannesmann € 8 million, others € 3.5 million, Coflexip 29.7%, € 22.4 million and Coflexip 52.47%, € 81.9 million, i.e. € 115.8 million

(b)	12 months interest expense related to the credit facility financing the public offer on Coflexip

(c)	Reversal of 12 months income from equity affiliate from Coflexip

(d)	Net income before non-operating income and goodwill amortization amounts to € 172.7 million (53.1 + 115.8 + 3.8)

(e)	For proforma purposes, the financial result of Technip former perimeter does not include the € 9.6 million interest expenses related to the Credit Facility on Q4 (see Note 6(c)). These interest expenses are included in the proforma Adjustments 2001 column (see (b)).

For the year ended December 31, 2000

(c) Purchase of 29.7% of interest in Coflexip

      On April 19, 2000, Technip-Coflexip acquired 29.7% of Coflexip’s shares for a purchase price of € 659.7 million (including net purchase costs of € 2.9 million). Coflexip was accounted for under the equity method in 2000 and during the first nine months of 2001. The resulting goodwill amounted to € 447 million and is being amortized over 20 years.

      Summarized consolidated balance sheet and income statements as of December 31, 2000 are as follows:

12/31/00

In millions
of EUR
Cash and cash equivalent	598.8
Other current assets	442.4
Investments & other assets	3.8
Property, plant, ships and equipment	502.2
Intangible assets	52.0

Total assets	1,599.2

Net operating revenues	1,064.5
Operating income	108.8
Net income	222.7
Current liabilities	575.8
Long term liabilities	117.4
Shareholders’ equity	906.0

Total liabilities and net equity	1,599.2

      Technip’s share in the 2000 net income of Coflexip amounts to € 60 million. In order to reflect the fact that this net income includes a significant portion arising from a non-recurring transaction, the Company decided to split in the 2000 income statement its share into the following components:

•	a € 39 million amount recorded under the “Other non-operating income” line item of the income statement which refers to the net gain resulting from the sale of a major Coflexip investment in the second semester of 2000 (see Note 7);

•	the remaining € 21 millions portion recorded under the “Income of equity affiliates” line item of the income statement.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(d) Krebs-Speichim

      In September 2000, Technip-Coflexip (formerly Technip) acquired at a purchase price of € 21.7 million the remaining 50% of Krebs-Speichim, which had been accounted for under the proportionate consolidation method. Since September 2000, Krebs-Speichim is consolidated. The resulting goodwill approximately amounts to € 13 million and is amortized over 20 years.

For the year ended December 31, 1999

(e) KTI/MDEU

      On March 3, 1999, Technip completed the acquisition of both the Energy and Environmental business and Petrochemicals and Refinery business of Mannesmann Demag AG (“Mannesmann”) referred to as the MDEU and KTI divisions, respectively. Accordingly, Technip acquired 100% of the outstanding capital stock of the corresponding companies: Technip Germany, EHR, MSE and MSI for the former MDEU subsidiaries and TP Benelux BV, KTI Belgium, KTI Spa and Technip USA for the former KTI division.

      According to the Purchase Agreement signed as of December 18, 1998, operational control of these companies was given to Technip’s representatives effective January 1, 1999. As a consequence, the Company’s 1999 financials statements include twelve months of operations of the acquired companies.

      Technip has recorded this acquisition using the purchase method of accounting and, accordingly, the final purchase price amounting to € 82.8 million takes into account the price reduction of € 63.3 million (which was paid to Technip in February 2000) as a result of price adjustment procedures defined in the Purchase Agreement relating to this acquisition. The final purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, as follows:

In millions
of EUR
Cash	140.0
Other current assets	249.1
Contracts-in-progress	325.2
Fixed assets	25.2
Residual goodwill	159.5
Progress payment on contracts	(314.7)
Other current liabilities	(192.7)
Financial debt	(2.8)
Accrued liabilities	(268.8)
Pension reserve	(37.2)

Purchase price	82.8

      The residual goodwill is amortized over its expected useful life, which is 20 years.

      Had KTI/MDEU been consolidated beginning January 1, 1998, pro forma net sales for the Company would have been € 2,487.3 million, pro forma operating income would have been € 127.6 million, pro forma net income would have been € 116.3 million and diluted earning per share would have been € 7.18 (unaudited).

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3 — Business and geographical segment information

(a) Information by business segment

      Technip Coflexip has three operational segments: Offshore, Onshore/ Downstream and Industries, which are defined as follows:

•	Offshore

•	Onshore/ Downstream

•	Industries

      Segment results used by the Company to measure segment profitability is the operating income before depreciation and amortization (EBITDA).

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

      Note: The significant change in scope of consolidation, which took place on October 1, 2001, does not allow for a true comparison (see Introductory Note (a)). The 2001 business activity includes Technip’s previous 12 months activity plus Coflexip’s activity from October 1, 2001.

		Onshore /
	Offshore	Downstream	Industries	Corporate	Total

	In millions of EUR
2001
Net Sales	722.0	2,352.0	472.0	—	3,546.0
(of which Offshore Coflexip for the 4th quarter: € 495.0 million)
Operating income before depreciation and amortization (EBITDA)	86.3	189.0	9.1	—	284.4
(of which Offshore Coflexip for the 4th quarter: € 61.6 million)
Backlog as of December 31	2,138.0	2,498.0	290.0	—	4,926.0
(of which Offshore Coflexip for the 4th quarter: € 1,887.0 million)
Capital expenditures (property, plant and equipment)	25.4	17.0	2.0	—	44.4
(of which Offshore Coflexip for the 4th quarter: € 25.4 million)
Segment assets	5,637.3	5,224.0	726.5	529.9	12,117.7
2000
Net sales	130.0	2,290.9	551.1	—	2,972.0
Operating income before depreciation and amortization (EBITDA)	0.1	157.1	41.7	—	198.9
Backlog as of December 31	260.0	2,742.0	408.0	—	3,410.0
Capital expenditures (property, plant and equipment)	1.0	12.2	0.8	—	14.0
Segment assets	787.0	4,861.0	707.0	551.6	6,906.6
1999
Net sales	56.0	2,121.7	604.5	—	2,782.2
Operating income before depreciation and amortization (EBITDA)	(0.9)	158.5	25.7	—	183.3
Backlog as of December 31	50.9	3,084.2	333.1	—	3,468.2
Capital expenditures (property, plant and equipment)	—	8.2	—	—	8.2
Segment assets	280.6	4,155.7	809.9	958.8	6,205.0

      Segment assets are those assets related exclusively to the operations of commercial contracts operated in each operational business segment; all other operating assets not exclusively related to a single business segment are allocated based on net sales reported by each business segment.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(b) Information by geographical segment

      Technip-Coflexip has activity in four major geographical areas.

      Note: The significant change in scope of consolidation, which took place on October 1, 2001, does not allow for a true comparison (see Introductory Note (a)). The 2001 business activity includes Technip’s previous 12 months activity plus Coflexip’s activity from October 1, 2001.

	Europe,	Middle
	Russia, and	East and	Asia
	Central Asia(*)	Africa	Pacific	America	Seas(**)	Total

	In millions of EUR
2001
Net sales	942.0	1,209.0	560.0	835.0	—	3,546.0
Operating income before depreciation and amortization	73.2	74.8	72.2	64.2	—	284.4
Backlog as of December 31	793.0	1,694.0	771.0	1,668.0	—	4,926.0
Property, plant and equipment, net	327.2	0.9	6.5	147.6	500.1	982.3
2000
Net sales	717.0	1,448.3	352.2	454.5	—	2,972.0
Operating income before depreciation and amortization	64.2	102.9	29.3	2.5	—	198.9
Backlog as of December 31	590.6	1,754.8	728.7	335.9	—	3,410.0
Property, plant and equipment, net	154.2	—	4.9	3.0	—	162.1
1999
Net sales	922.9	1,296.8	224.9	337.6	—	2,782.2
Operating income before depreciation and amortization	60.5	103.8	13.1	5.9	—	183.3
Backlog as of December 31	693.6	2,011.6	416.2	346.8	—	3,468.2
Property, plant and equipment, net	167.2	—	3.1	2.1	—	172.4

(*)	of which net sales for France:

      — 2001: € 88.5 million,
      — 2000: € 89.2 million,
      — 1999: € 111.3 million,

(**)	Vessels.

(c) Major Customers

	2001	2000	1999

	In millions of EUR
Total Net Sales	3,546.0	2,972.0	2,782.2
in which the major customers represent the following share (a):
Customer A	X%	X%	11.5%
Customer B	X%	X%	11.5%

(a)	X% means less than 10% of the total net sales.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 4 — Operating income

      Operating income is stated after accounting for the following items:

(a) Amortization and depreciation

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Amortization of intangible assets (*)	(8.0)	(1.4)	(0.5)

Depreciation of:
Buildings	(8.7)	(4.8)	(5.3)
Vessels	(14.2)	—	—
Machinery and equipment	(6.5)	(1.5)	(5.0)
Office fixtures and furniture	(12.2)	(8.0)	(7.7)
Other	—	(0.6)	(3.8)

Total depreciation	(41.6)	(14.9)	(21.8)

Total depreciation and amortization	(49.6)	(16.3)	(22.3)

(*)	Excluding goodwill amortization

(b) Research and Development expenses

      Research and Development expenses amounted to € 18.3 million, € 7.2 million and € 10.3 million in 2001, 2000 and 1999, respectively.

      Reimbursable external financing of Research and Development activities received and recorded as liabilities in the balance sheet amount to € 13.7 million, € 5.1 million and € 4.4 million as of December 31, 2001, 2000 and 1999, respectively.

(c) Financial result from ongoing contracts

      As described in Note 1(t), financial income and expenses arising from ongoing turnkey contracts are included in net sales for € 17 million, € 25 million and € 19 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 5 — Payroll and staff (unaudited)

      Technip-Coflexip has a workforce of about 18,000 people, in 52 countries, including an average of 3,100 external staff integrated in operating teams.

Note 6 — Financial result

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Dividends from investments(a)	0.9	4.7	4.3
Net income on sales of securities	9.2	0.4	3.9
Interest expenses(b)(c)	(26.5)	(8.3)	(1.4)
Interest income(b)	4.5	7.5	10.1
Changes in provisions related to unconsolidated subsidiaries	(0.8)	0.5	(0.2)
Others	6.2	1.0	(0.1)

Financial result	(6.5)	5.8	16.6

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(a)	Including € 3.1 million and € 2.9 million dividends from Cogema in 2000 and 1999, respectively.

(b)	As described in Note 1(t), interest expense and income recorded in the “financial result” do not include the financial result arising from ongoing contracts (see Note 4(c) ).

(c)	Of which € (9.6) million linked to the financing of Coflexip acquisition in the fourth quarter 2001.

Note 7 — Non-operating income

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Dilution of the percentage of interest in Coflexip(a)	(2.7)	—	—
Gain on sales of consolidated investments(b)	2.8	1.1	0.5
Gain on sales of unconsolidated investments(c)	—	69.9	3.9
Gain on sales of investments from Coflexip(d)	—	39.0	—
Restructuring costs(e)	(3.1)	(8.9)	(2.0)
Change in the accrued liabilities for geopolitical risks(f)	—	—	89.9
Other(g)	(3.6)	(7.2)	0.6

Non-operating income	(6.6)	93.9	92.9

(a)	Following removal of options at Coflexip in 2001, the percentage of interest held by Technip varies from 29.7% as of December 31, 2000 to 29.4% as of December 31, 2001. The impact of this variation is about € (2.7) million.

(b)	In 2001, this item mainly corresponds to the sale of Chemoproject.

(c)	Relates in 2000 to the net gain resulting from sales of shares in Cogema for € 151.6 million with a book value of € 81.7 million.

(d)	In 2000, corresponds to Coflexip’s non-operating income of which Technip held a 29.7% interest and which is accounted for under the equity method.

(e)	In 2000, includes € 6.8 million in restructuring costs for MSE and TP Germany GmbH as described in Note 21(a) and € 1.6 million in costs relating to the relocation of activities in Berlin, Düsseldorf and Frankfurt. In 2001, this caption mainly concerns restructuring costs of EHR GmbH.

(f)	The reversal of provision is about € 89.9 million. After deducting income tax for € 32.9 million, the net impact represents € 57.0 million.

(g)	Includes non-recurring items such as net gain/loss on sales of tangible assets and other expenses such as € 4.0 million in consulting fees in 2001 relating to unsuccessful acquisition projects and internal projects.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 8 — Income tax

      The principles described in Note 1(q) result in the following:

(a) Analysis of income tax expense

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Current income tax	(77.7)	(56.9)	(50.8)
French companies	(20.2)	(19.7)	(31.0)
Foreign companies	(57.5)	(37.2)	(19.8)
Deferred income tax(*)	12.5	(5.4)	(37.6)
French companies	(6.4)	5.8	(37.6)
Foreign companies	18.9	(11.2)	—

Total income tax expense before tax on net gain on sales of investments	(65.2)	(62.3)	(88.4)

Tax on the net gain on sales of investments	(0.3)	—	(0.6)

Total income tax expense	(65.5)	(62.3)	(89.0)

(*)	In 1999, the deferred income tax of € 32.9 million has been directly attributed to the reversal of the geopolitical provision in non-operating income.

(b)	Reconciliation between the provision for income tax before tax on the net gain on sales of investments and pre-tax accounting income before gain on sales of investments

      In 2001, the reconciliation between total income tax expense and pre-tax income is based on pre-tax income before gain on sales of investments and includes the non-deductible part of goodwill depreciation. In 2000 and 1999, reclassifications have been made to conform to the 2001 presentation.

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Net income	108.1	214.2	172.6
Minority interests	2.4	1.2	0.2
Income tax before tax on the social net gain on sales of investments	65.2	62.3	55.5
Income tax related to the reversal of the geopolitical provision	—	—	32.9
Less: income of equity affiliates(a)	(15.6)	(61.1)	(0.8)
Less: non deductible goodwill amortization	57.8	21.8	5.8
Less: gain on sales of investments	(2.8)	(71.0)	(4.4)

Pre-tax income before gain on sales of investments	215.1	167.4	261.8

French income tax rate	36.23%	36.66%	36.66%
Theoretical income tax(b)	77.9	61.4	96.0
Extraordinary tax	—	0.7	—
Additional tax(c)	—	—	2.9
Difference between French and foreign tax rates	0.8	3.6	2.2
Permanent differences	(7.2)	2.2	(6.7)
Others	(6.3)	(5.6)	(6.0)

Total income tax expense before tax on net gain on sales of investments	65.2	62.3	88.4

Effective tax rate	30.31%	37.22%	33.76%

(a)	In 2000, includes € 60.0 million interest in Coflexip divided between non-operating income for € 39.0 million and income of equity affiliates for € 21.0 million as described in Note 7(d).

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(b)	In 2000 and 1999, French tax rate includes additional 10% tax rate. In 2001, this additional 10% tax rate has been eliminated.

(c)	This temporary additional tax rate applicable for French companies was about 10% in 1999. It has been eliminated in 2000.

(c) Deferred tax assets and liabilities

      As of December 31, 2001, 2000 and 1999, the deferred tax assets and liabilities in the balance sheets were as follows:

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Deferred tax assets(a)	90.1	21.6	23.4
Deferred tax liabilities(b)	(135.8)	(15.4)	(2.6)

Net deferred tax asset	(45.7)	6.2	20.8

(a)	The increase of the deferred tax assets from December 31, 2000 to December 31, 2001 mainly results from the consolidation of Coflexip for € 68.0 million.

(b)	The increase of the deferred tax liabilities from December 31, 2000 to December 31, 2001 results from Coflexip’s consolidation of € 49.4 million, of which € 36.8 million relates to differences between accounting and tax depreciation. Additionally, Technip-Coflexip recognized € 64.5 million of deferred tax in the purchase price allocation at the time of the acquisition of Coflexip in October 2001 (Note 2(b) ).

      Until December 31, 1999, deferred tax liabilities were recorded as a reduction of deferred tax assets (see Note 18). As of December 31, 2000, deferred tax liabilities are reclassified in the liability section.

      Deferred tax assets mainly consist of non-deductible accrued liabilities and tax losses carried forward of some subsidiaries, while deferred tax liabilities are related to revenues having not yet been subject to taxation and to differences between accumulated depreciation and capital allowance on owned assets, except for 1999 where deferred tax liabilities are mainly made of unrealized exchange gains.

(d) Tax losses carried forward

      Tax losses carried forward recorded and not yet utilized approximately amount to € 100.5 million as of December 31, 2001, and mainly come from KTI/MDEU and from Aker Maritime ASA’s Deepwater Division. These tax losses carried forward will principally expire after 2004.

      Unrecorded deferred tax assets principally relate to tax losses carried forward on MSE, a German subsidiary acquired in 1999, which amount to € 50.0 million as of December 31, 2001. Considering the financial and commercial forecasts of MSE, Technip-Coflexip decided not to recognize this deferred tax asset in its consolidated financial statements.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 — Diluted net income per share

      The diluted net income per share has been determined in accordance with Note 1(v).

	12/31/01	12/31/00	12/31/99

Net income (in millions of EUR)	108.1	214.2	172.6

Net income before non operating income and goodwill amortization (in millions of EUR)	176.0	147.0	89.2

Number of shares (in thousands):
Issued shares as of December 31	26,714	16,029	15,759
Stock options (subscription options)	521	636	292
Technip shares held by Isis	(1,847)	—	—

	25,388	16,665	16,051

Diluted net income per share (in euros)	4.26	12.85	10.75
Diluted net income per share before non operating income and goodwill amortization (in euros)	6.93	8.82	5.56

Note 10 —	Compensation of the members of the “Conseil d’administration”, of the “Conseil de surveillance” and of the “Directoire”

      The aggregate amount of compensation paid by Technip-Coflexip as a group to its administrators from the beginning of 2001 to December 13, 2001, when the Company was transformed to a company with “Directoire” and “Conseil de Surveillance”, was € 850,000.

      The members of “Conseil de Surveillance” have not received any compensation from their assignment during 2001.

      From December 13, 2001 to December 31, 2001, the aggregate amount of compensation paid by Technip-Coflexip as a group to the members of “Directoire” was € 64,600.

Note 11 — Intangible assets, net

      Intangible assets are detailed as follows:

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Other Intangible assets	149.1	4.6	3.2
Accumulated amortization	(20.6)	(4.2)	(2.8)

Other intangible assets, net (a)	128.5	0.4	0.4

Goodwill	2,687.6	636.8	173.0
Accumulated amortization	(102.7)	(45.3)	(18.6)

Goodwill, net (b)	2,584.9	591.5	154.4

Intangible assets, net	2,713.4	591.9	154.8

(a)  Intangible assets

Historically, intangible assets (represented by the “fond de commerce”) were amortized over 5 years.

In January 2001, Coflexip Stena Offshore as a group purchased the Aker Maritime Deepwater division. As a part of the purchase price allocation, Coflexip identified patents and trademarks of € 51.4 million, to be

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

amortized over 10 years. These patents and trademarks were also recorded as part of the purchase accounting of Coflexip. This valuation and life has been maintained within the Technip-Coflexip consolidated accounts.

In October 2001, as a result of the public offers on Coflexip and Isis (see Note 2 (a) and (b)), Technip-Coflexip holds 98.36% of Coflexip Stena Offshore as of December 31, 2001. As a part of the purchase price allocation, Technip identified intangible assets of patents and trademarks, other than the ones from the acquisition of the division “Mer Profonde Aker Maritime ASA”, for € 59.4 million, to be amortized over 10 years.

At the end of November 2001, Technip-Coflexip purchased software for its E-Procurement platform. The purchase price of the software was € 19.7 million, to be amortized over three years (see Note 1 (g)).

(b)  Goodwill, net

	12/31/01	12/31/00	12/31/99

	In millions of EUR
KTI/MDEU	135.6	143.6	151.6
Coflexip (April 2000)	408.1	430.5	—
Coflexip (October 2001)	2,027.7	—	—
Others	13.5	17.4	2.8

Net	2,584.9	591.5	154.4

The goodwill represents the difference between the purchase price of an acquisition and the fair value of its net assets, if the purchase method of accounting is used. This goodwill is amortized over a period that is dependent upon the activities of the acquired company (see Note 1 (g)).

The goodwill calculated in 1999 in relation to the purchase of KTI/MDEU from Mannesmann represented € 159.5 million, gross, (see Note 2 (e)), which corresponds to an annual amortization of € 8 million.

The goodwill increase in 2000 results from the acquisition of 29.7% of Coflexip on April 19, 2000 with a goodwill of € 447.3 million, gross, amortized on a 20 year basis corresponding to an annual amortization expense of € 22.4 million.

The goodwill increase in 2001 primarily comes from additional direct and indirect investments in Coflexip finalized at the beginning of October 2001 as a result of the public offers on Coflexip and Isis. As described in Note 2 (b),the purchase of this additional percentage interest has created additional goodwill of € 2,048 million, amortized over 25 years, or € 81.9 million per year. Amortization expense from October 1, 2001 to December 31, 2001, was € 20.4 million.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 12 — Property, plant and equipment, net

				Machinery	Office
				and	fixtures &
	Lands	Buildings	Vessels	equipment	furniture	Others	Total

	In millions of EUR
Gross value	87.0	280.4	740.6	576.3	104.0	54.4	1,842.7
Accumulated depreciation	—	(114.7)	(240.9)	(382.7)	(73.0)	(49.1)	(860.4)

Total December 31, 2001	87.0	165.7	499.7	193.6	31.0	5.3	982.3

Gross value	60.4	103.2	—	31.6	86.6	18.0	299.8
Accumulated depreciation	—	(33.9)	—	(27.1)	(63.4)	(13.3)	(137.7)

Total December 31, 2000	60.4	69.3	—	4.5	23.2	4.7	162.1

Gross value	60.4	105.6	—	46.8	74.6	22.4	309.8
Accumulated depreciation	—	(33.1)	—	(35.9)	(52.7)	(15.7)	(137.4)

Total December 31, 1999	60.4	72.5	—	10.9	21.9	6.7	172.4

      As of December 31, 2000 and 1999, tangible assets mainly included land and building primarily used for administration (subsidiaries headquarters) and other tangible assets (office furniture’s and fixtures and information equipment).

      The increase in 2001 comes from acquisition of the Coflexip tangible assets with a net value of € 689.1 million as of December 31, 2001. The tangible assets mainly include vessels of € 499.7 million and machinery and equipment for € 186.2 million, net value after Coflexip purchase price allocation.

Note 13 — Other investments and loans, net

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Investments at historical costs(a)	85.8	12.9	96.3
Valuation allowance	(5.8)	(4.6)	(6.1)

Net value	80.0	8.3	90.2

Loans related to investments	7.8	15.0	11.3
Valuation allowance	(4.9)	(10.4)	(7.9)

Net value	2.9	4.6	3.4

Security deposits	1.6	2.4	1.7
Treasury bonds	1.6	1.8	1.6
Others	18.8	1.3	1.5

Other investments and loans, net	104.9	18.4	98.4

(a)	Unconsolidated investments as of December 31, 1999 are mainly made of Technip’s shares in Cogema for 3.5%, representing a net value of € 86.3 million. These shares were sold in 2000.

Unconsolidated investments as of December 31, 2001 are mainly made of Isis’s shares in Compagnie Générale de Géophysique, representing a net value of € 73.1 million. These shares are part of a memorandum of understanding between Technip-Coflexip and Institut Français du Pétrole.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 14 — Equity affiliates

      Equity affiliates are analyzed as follows:

	12/31/01	12/31/00	12/31/99	12/31/01	12/31/00	12/31/99

	Percentage owned			In millions of EUR
Ipedex	46.0%	46.0%	46.0%	3.2	3.6	3.1
TPL International(a)	—	—	100.0%	—	—	1.6
Tipiel	36.9%	36.9%	36.9%	2.5	2.0	1.0
TpL Arabia	40.0%	40.0%	40.0%	0.5	0.4	0.5
Coflexip(b)	—	29.7%	—	—	272.3	—

Total				6.2	278.3	6.2

(a)	TPL International was sold in 2000.

(b)	The Group acquired a 29.7% interest in Coflexip in April 2000 (see Note 2 (c)). As a result of the additional acquisition of Coflexip shares in the beginning of October 2001, Coflexip is consolidated (see Note 2 (b)).

Note 15 — Contracts-in-progress

      Contracts-in-progress relate to ongoing turnkey and FOB contracts and ongoing contracts including installation or commissioning operations, which are recorded as described in Note 1 (k).

	12/31/01	12/31/00	12/31/99

	In million of EUR
Contracts-in-progress, net	6,313.6	4,718.0	4,155.2

      As of December 31, 2001, contracts-in-progress include accumulated margins recognized on ongoing contracts. Previously, these margins were recorded in the item “Accounts and notes receivables”. A similar reclassification has been made in 2000 and 1999.

      As described in Note 1 (k), amounts shown under the “Contracts-in-progress” line item are financed by progress payments received from customers, which amount to € 6,472.5 million, € 4,896.1 million and € 4,580.5 million as of December 31, 2001, 2000 and 1999, respectively.

Note 16 — Inventories and deferred bid costs, net

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Raw materials	51.2	—	—
Work in progress	40.1	—	—
Finished goods and merchandise	21.2	0.4	0.3
Less: valuation allowance	(9.3)	—	—

Inventories, net	103.2	0.4	0.3

Deferred bid costs, net(a)	8.7	6.7	4.3

Inventories and deferred bid costs, net	111.9	7.1	4.6

(a)	Costs directly linked to the awarding of future contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 17 — Accounts and notes receivable, net

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Other receivables on contracts	597.1	280.9	244.6
Retention	7.3	6.8	6.9
Doubtful receivables	42.0	51.7	61.7
Valuation allowance	(40.5)	(50.1)	(58.9)

Total accounts and notes receivable, net	605.9	289.3	254.3

      The Group’s main clients include major oil and gas or petrochemical companies. The maturity of receivables corresponds to the operating cycle of the contracts. Each client financial situation is periodically reviewed and any potential risks are recorded as a reserve.

Note 18 — Other current assets, net

	12/31/01		12/31/00	12/31/99

	Gross	Net	Net	Net

	In millions of EUR
Deferred tax assets (see Note 8 (c))	90.1	90.1	21.6	20.8
Value added tax	47.9	47.9	29.8	33.6
Prepaid income tax and other current tax	48.5	48.5	42.7	18.7
Advances to non-consolidated subsidiaries	8.5	6.1	6.2	0.7
Joint venture associates current-account	21.1	18.6	8.1	27.3
KTI/MDEU price reduction (a)	—	—	—	63.3
Receivables from suppliers	3.5	3.5	1.2	4.8
Receivables from personnel	2.8	2.8	3.8	3.8
Dividends to be received on investments	—	—	1.0	0.5
Prepaid expenses	33.6	30.8	15.8	6.4
Indemnities to be received	19.4	19.4	6.1	—
Funds in escrow	66.0	66.0	—	—
Unrealized exchange losses	9.6	9.6	13.5	8.2
Others	82.8	74.8	20.2	21.4

Total Other current assets, net	433.8	418.1	170.0	209.5

(a)	The purchase price related to the KTI/MDEU acquisition has been subject to a reduction of € 63.3 million paid in February 2000.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 19 — Cash and cash equivalents

(a) Marketable securities — Cash equivalents

	12/31/01	12/31/00	12/31/99

	(In millions of EUR)
Historical cost	149.8	186.1	351.7
Unrealized gains	—	0.4	9.1

Market value at the closing date	149.8	186.5	360.8

Detailed analysis of marketable securities:
Treasury bonds	—	—	0.9
Mutual funds	51.0	89.9	203.5
Certificates of deposit	97.8	95.3	148.5
Others	1.0	1.3	7.9

Total marketable securities	149.8	186.5	360.8

(b) Cash

	12/31/01	12/31/00	12/31/99

	(In millions of EUR)
Time deposits	76.0	104.6	367.2
Bank accounts	537.6	272.0	291.4

Total Cash	613.6	376.6	658.6

Note 20 — Shareholders’ equity

(a) Parent company’s common stock breakdown and changes

      As of December 31, 2001, Technip-Coflexip’s common stock included 26,713,448 shares outstanding of € 3.05 par value. The changes from December 31, 1998 can be analyzed as follows:

	No. of
	shares	Common
	outstanding	stock

		(In millions
		of EUR)
Common stock as of December 31, 1998	15,775,999	48.1
1999 increase(1)	124,140	0.4
Employee subscription(2)	96,675	0.3
Decrease in capital(3)	(238,277)	(0.7)

Common stock as of December 31, 1999	15,758,537	48.1
2000 increase(1)	143,840	0.4
Employee subscription(2)	126,928	0.4

Common stock as of December 31, 2000	16,029,305	48.9
2001 increase(1)	118,420	0.4
Exchange Public Offer increase(4)	10,565,723	32.2

Common stock as of December 31, 2001	26,713,448	81.5

(1)	These increases result from the exercise of stock option plans granted to employees as described in Note 20(d).

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(2)	Employee subscription: conditions of such transaction were authorized by the shareholders’ meeting held on April 30, 1998 and implemented each year by the Board of Directors (April 13, 1999 and April 7, 2000)

(3)	The Company has a stock repurchase program under which stock repurchased may be retired. In October 1998, the Board of Directors was authorized by the Shareholders’ meeting to repurchase up to 10% of the total outstanding shares with a maximum unit price of € 129.6 within an 18 months period. As a result of the above authorization, 238,277 shares were retired in 1999.

(4)	Following the success of the two exchange public offers on, respectively, Coflexip shares, and Isis shares, in July 2001, Technip-Coflexip made, on October 11, 2001, to an increase in capital of 10,565,723 shares, of which 5,504,436 shares relate to Coflexip shareholders and 5,061,287 shares relate to Isis shareholders.

      The Company owns 623,595, 617,281 and 454,231 treasury shares as of December 31, 2001, 2000 and 1999, respectively.

(b) Technip-Coflexip’s shareholders as of December 31

	12/31/01	12/31/00	12/31/99

IFP	7.9%	—	—
ISIS	—	11.3%	12.1%
Gaz de France	6.4%	10.6%	11.1%
Total Fina Elf Group	4.7%	6.2%	5.1%
Elf	—	—	1.3%
Employees	2.5%	3.5%	3.0%
Treasury shares and shares held by subsidiary (*)	9.2%	3.9%	2.9%
Others	69.3%	64.5%	64.5%

Total	100.0%	100.0%	100.0%

(*)	December 31, 2001 balance includes: 623,595 treasury shares and 1,847,376 shares held by subsidiary, or a total amount of 2,470,971 shares.

(c) Cumulative translation adjustments

      Cumulative translation adjustments reflect the exchange differences arising from the translation of the financial statements of foreign subsidiaries as described in Note 1 (f).

(d) Executive Stock Option Plans

      The 1996 stock option plan, was authorized by the shareholders’ meeting held on May 16, 1995 and implemented by the Board of Directors on March 14, 1996, March 13, 1997 and April 30, 1998. These options are valid up to five years from the date of grant.

      The 1998 stock option plan was authorized by the shareholder’s meeting held on April 30, 1998 and implemented by the Board of Directors on April 30, 1998. It replaces the last part of the 1996 stock option plan for the remaining options and will be granted using treasury shares. These options are valid up to five years from the date of grant.

      The 1999 stock option plan was authorized by the shareholders’ meeting held on April 30, 1999 and implemented by the Board of Directors on April 30, 1999. These options are valid up to five years from the date of grant.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

      The 2000 stock option plan was authorized by the shareholders’ meeting held on April 28, 2000 and implemented by the Board of Directors on December 14, 2000. These options are valid up to eight years from the date of grant.

	Number of subscription or purchase options

	Plan 1996/1998			Plan 1999/2001

	1st	2nd	3rd	1st	2nd
	1996(a)	1997(b)	1998(c)	1999(d)	2000(e)	Total

December 31, 1996	158,342	—	—	—	—	158,342

Options exercised	—	—	—	—	—	—
Options cancelled	—	—	—	—	—	—
Options granted (subscription)	—	178,973	—	—	—	178,973

December 31, 1997	158,342	178,973	—	—	—	337,315

Options exercised	(1,000)	—	—	—	—	(1,000)
Options cancelled	—	—	—	—	—	—
Options granted (purchase)	—	—	138,711	—	—	138,711

December 31, 1998	157,342	178,973	138,711	—	—	475,026

Options exercised	(39,350)	(11,400)	—	—	—	(50,750)
Options cancelled	—	—	—	—	—	—
Options granted (purchase)	—	—	—	315,520	—	315,520

December 31, 1999	117,992	167,573	138,711	315,520	—	739,796

Options exercised	(105,692)	(31,423)	(1,400)	(2,200)	—	(140,715)
Options cancelled	(400)	(5,800)	(5,200)	(7,900)	—	(19,300)
Options granted (granted)	—	—	—	—	139,576	139,576
Options granted (subscription)	—	—	—	—	493,028	493,028

December 31, 2000	11,900	130,350	132,111	305 420	632 604	1,212,385

Options exercised (purchase)	—	—	(25,111)	(20,800)	—	(45,911)
Options exercised (subscription)	(11,900)	(98,700)	—	—	—	(110,600)
Options cancelled (purchase)	—	—	—	—	(3,200)	(3,200)
Options cancelled (subscription)
Options granted (purchase)	—	—	—	—	—	—
Options granted (subscription)	—	—	—	—	—	—

December 31, 2001 (purchase)	—	—	107,000	284,620	139,576	531,196
December 31, 2001 (subscription)	—	31,650	—	—	489,828	521,478

Technip-Coflexip treasury shares
Dedicated to the purchase options plans						(531,196)
Maturity date	03.14.2001	03.13.2002	04.30.2003	04.30.2004	12.14.2008

(a)	Options utilizable with deferred payment of 2 years and 6 months from 03.14.1996

(b)	Options utilizable with deferred payment of 2 years and 6 months from 03.13.1997

(c)	Options utilizable with deferred payment of 3 years from the 04.30.1998

(d)	Options utilizable with deferred payment of 3 years from the 04.30.1999

(e)	Options utilizable with deferred payment of 3 years from the 12.14.2000

(e) Distributable retained earnings

      The distributable retained earnings of the parent company, amounts approximately to € 250 million, after estimated taxation, as of December 31, 2001.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(f) Statutory legal reserve

      Under French Company Law, companies must allocate 5% of their consolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year.

      Funds are allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve may only be distributed to shareholders upon liquidation of the company. The statutory legal reserve was € 5.1 million at December 31, 2001.

Note 21 — Accrued liabilities

      The principles on which accrued liabilities are estimated are described in Note 1 (p).

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Accrued contingencies:
Foreseeable losses on contracts	4.8	6.2	43.0
Contingencies related to contracts	53.2	33.4	32.5
Territoriality contingencies	35.5	35.4	35.4
Provision for dry docking long term	14.7	—	—
Other	14.7	6.6	2.9

Sub-total	122.9	81.6	113.8
Accrued expenses:
Expenses to complete contracts	128.2	71.2	74.0
Restructuring(a)	4.6	9.7	14.9
Other	1.8	4.8	5.7

Sub-total	134.6	85.7	94.6

Accrued liabilities	257.5	167.3	208.4

(a)  Restructuring:

Following the acquisition of KTI/MDEU, the Company recorded a pre-tax reserve of € 24.5 million in conjunction with a restructuring plan under which it would reduce by 392 persons the number of the employees of two German subsidiaries, TP Germany GmbH and MSE GmbH. The main components of this plan have been agreed by the “Comité d’entreprise” and the labor union of the two companies on September and July 1999, respectively.

This pre-tax reserve is mainly made up of severance costs (€ 10.4 million) and redeployment costs (€ 11.1 million), which resulted from an agreement signed in September 1999 with the BQG, a German government administration in charge of redeployments, and are to be expensed over a maximum period of 24 months.

In 2000, Technip and the BQG issued an amendment to this plan under which 110 additional persons will have to leave the Company over a 24 months period. As a result, the Company recorded a € 6.8 million reserve mainly to cover related severance and redeployment costs.

As of December 31, 2001, 2000 and 1999, the remaining portion of this provision amounts to € 3.2 million, € 2.1 million and € 9.7 million.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 22 — Financial debt

(a) Analysis by nature

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Bank borrowings and credit lines(i)	1,394.9	—	10.9
Commercial paper short term	184.5	190.0	—
Bank overdrafts	33.9	—	2.0
Refundable Advances	6.1	5.1	4.4
Joint venture associates	—	0.5	3.5
Employees profit sharing	0.1	0.2	0.6
Accrued interest payable	3.9	—	—
Other	15.5	0.2	0.4

Financial debt(ii)	1,638.9	196.0	21.8

Financial debt short term(iii)	456.7	191.2	15.0
Financial debt long term	1,182.2	4.8	6.8

(i)	Bank borrowings and credit lines as of December 31, 2001, which represent € 1,394.9 million, mainly include:

1.	A credit line put in place to finance the purchase public offer on Coflexip shares, with an outstanding balance of € 944 million as of December 31, 2001.

The financial characteristics of this credit line were as follows as of December 31, 2001:

—	The A and C installments were reimbursable in ten semesters, beginning June 30, 2002.

—	The installment D with an authorized amount of approximately € 235 million is reimbursable in one term: December 31, 2003.

—	The installment B originally authorized for € 50 million and not used, is reimbursable at the latest September 27, 2002.

—	The margin applicable over the Euribor, or the Libor of the U.S. dollar if the case arises, fluctuate following the long term rating of Technip-Coflexip. Considering its A- current rating, the margin is 0.375% per year on the A and C installments.

Initially used for an amount of € 1,030 million in October 2001, this credit line also had the following modifications:

—	Reimbursement of the installment B for € 150 million,

—	Reimbursement of a part of the installment A for € 11 million,

—	Drawing down on the installment C for € 75 million in order to refinance a part of Coflexip’s debt of US$70 million.

This credit line is together with common guarantees from Technip-Coflexip’s main subsidiaries for this type of financing. However, this credit line is not guaranteed by the Group’s assets.

2.	A syndicated credit facility for US$350 million

In January 2001, Coflexip, before the public offer with Technip in October 2001, finalized the acquisition of the Deepwater Division of Aker Maritime ASA for an amount of US$513 million and has assumed a US$142 million of debt. To finance this transaction, Coflexip used cash of

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

approximately US$285 million and borrowed US$370 million through a one-year maturity credit facility.

This short term credit facility was refinanced in 2001 with a five year syndicated credit facility for an amount of US$350 million, fully reimbursable at maturity on June 26, 2006, and by the installment C of the credit line of US$70 million borrowed by Technip-Coflexip, reimbursable in 5 years. As of December 31, 2001 the syndicated credit facility of US$350 million has been fully used and US$75 million has been drawn down on the credit facility of US$70 million in order to refinance the remaining acquisition debt, as well as capital and operating expenditures.

3.	A credit line was used to finance the Sunrise 2000 project, which is US$18.7 million as of December 31, 2001 (US$23.7 million as of December 31, 2000 and US$29.7 as of December 31, 1999), to which was added an unused credit line of US$7.5 million for the improvement work of the Sunrise 2000.

(ii)	Modification of the financial debt and of the credit lines subsequent to the closing as of December 31, 2001

At the end of January 2002, Technip-Coflexip issued a debenture loan with a conversion option into new shares and/or exchange in existing shares (OCEANE offer) for an amount of € 793.5 million. This debenture loan was used in mid-February 2002 to partially reimburse the credit facility mentioned above.

The OCEANE offer, which received the COB final visa on January 22, 2002, has the following characteristics:

—	The coupon payable on January 1 of each year is 1% per year. The reimbursement date is fixed as of January 1, 2007 for bonds not converted into shares until this date;

—	Issued at a price of € 170, the bond reimbursement price as of January 1, 2007 is € 190.07 in the case of conversion or absence of exchange. In the case of non-conversion or exchange, the actuarial yield rate for the bondholder is 3.25% per year.

After partial reimbursement by the bond issuance product, Technip-Coflexip has partially cancelled the credit facility used as of December 31, 2001 for an amount of € 944 million. As of December 31, 2001, this credit facility includes:

—	the installment A with a new authorized amount of € 387 million, reimbursable in five semi-annual terms; the first term is December 31, 2004,

—	the installment C, which amount remains unchanged at US$70 million, remains reimbursable in ten semi-annual equal terms, the first one is on June 30, 2002.

(iii)	The financial short term debt which represents € 456.7 million is broken as follows:

—	short term part installment A of the credit line for € 174.0 million,

—	short term part of Coflexip debt for € 48.1 million,

—	commercial paper for € 184.5 million,

—	bank overdrafts and others for € 50.1 million.

(iv) Analysis by average interest rate:

—	Coflexip’s purchase credit facility rate 3.8873%

—	2001 commercial paper rate (average maturity 3 months) 4.3467%

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(b) Analysis by currency

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Euro	1,189.7	190.0	—
French Franc	—	6.0	8.5
US Dollar	432.8	—	4.6
Belgian Franc	—	—	0.5
German Mark	—	—	7.6
Czech Crown	—	—	0.6
Great Britain Pound	8.3	—	—
Others	8.1	—	—

Financial debt	1,638.9	196.0	21.8
Less: amounts due within one year	(456.7)	(191.2)	(15.0)

Long-term debt	1,182.2	4.8	6.8

(c) Annual maturities of long term debt

12/31/01

In millions
of EUR
2003	204.6
2004	199.7
2005	192.1
2006	584.8
2007 and after	1.0

Total long-term debt	1,182.2

(d)  Unused credit lines

      As of December 31, 2001, the Company entered into an agreement with nine banks for € 350 million multi-currency credit lines. The rate is currency reference rate plus 0.20% per year.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 23 — Other creditors

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Payroll costs	66.9	57.6	34.9
Social security charges	18.4	21.1	15.9
Income and value added taxes	294.1	95.0	72.4
Deferred income	4.4	5.0	1.9
Debts on fixed assets	9.9	1.0	3.1
Unrealized exchange gains	14.2	7.6	9.7
Ongoing projects accruals	63.5	21.5	9.5
Fees accruals	2.1	4.8	2.3
Current-accounts on ongoing contracts	—	15.5	40.4
Debt covered by a guarantee	66.0	—	—
Subsidies	6.7	—	—
Other	116.1	19.6	13.4

Other creditors	662.3	248.7	203.5

Note 24 — Related party transactions

      The principal related party transactions between Technip-Coflexip, its shareholders, its subsidiaries or its equity affiliates are limited to those with Ipedex, a 46% equity affiliate of Technip-Coflexip, specialized in technical assistance and acting as a subcontractor in some of Technip-Coflexip’s contracts. These purchases from Ipedex, which are in the normal course of Company’s businesses, amounted to € 17.1 million in 2001.

      In 1974, Coflexip signed a partnership and research agreement with IFP. This agreement stipulates that Coflexip has access to the IFP technology and some of its patents after paying royalties. This contract will come to an end when Coflexip stops producing and selling goods for these technologies. The 2001 royalties were € 2.9 million (€ 2.9 million in 2000 and € 2.7 million in 1999).

      Technip-Coflexip, Isis and IFP signed on July 2, 2001 a memorandum of understanding (“M.O.U.”) modified by an additional clause on July 25, 2001. According to this M.O.U., IFP, a 52.8% shareholder of Isis, agreed (i) to contribute its Isis shares to the Technip-Coflexip offer on Isis, and (ii) to keep for six months beginning from the date the public offers were closed, all of the Technip-Coflexip shares it received in exchange. The M.O.U. also includes a provision for the transfer of Isis non-listed investments to IFP, as well as the disposal of the CGG shares held by Isis, if certain conditions are met.

Note 25 — Commitments and contingencies

(a) Capital leases and operating leases

      The Group rents various equipment, vessels and buildings, mainly under leasing contracts that will end during the next ten years. Then the Group will be required to replace or change them.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

      As of December 31 2001, the present value of minimum future payments in respect of these leases is as follows:

	Capital	Operating
	lease	lease

	In millions of EUR
For the year ended December 31, 2002	1.8	44.4
2003	1.9	41.6
2004	1.9	30.8
2005	1.0	26.9
2006	—	24.2
2007 and thereafter	—	56.1

Total	6.6	224.0
Less interest	(1.1)	—

Total current net value	5.5	224.0

      In 2001, 2000 and 1999, no new leasing contracts have been subscribed by the Group.

(b) Commitments

      The Group gives and receives commitments within the normal life of its activity:

	12/31/01	12/31/00	12/31/99

	In millions of EUR
Commitments given	1,558.1	1,233.3	1,021.3
Commitments received	474.0	387.5	419.1
Non-matured discounted notes	—	2.0	5.4

      Commitments given mainly represent guarantees given by financial institutions to clients in connection with ongoing contracts, in order to (i) secure advance payments from customers or (ii) provide customers with additional assurance in case of delay in delivery or failure of the Company in performing its contractual obligations.

      As of December 31, 2001, parent company bonds given by the parent company to clients to cover the good performance of the specified contracts amounted to € 5,507 million.

      Commitments received mainly relate to similar guarantees obtained from suppliers or subcontractors in connection with ongoing sub-contracts.

(c) Contingencies

Litigation:

      The Company is subject to various legal proceedings and claims arising in the normal course of its business. In the opinion of the management, the probable outcomes of these actions will not materially affect the consolidated financial position or results of operations of the Company.

      The main current litigations are as follows:

      Acquisition by Coflexip of the Aker Maritime ASA Deepwater Division: following this acquisition, Coflexip notified Aker Maritime, that under the price adjustment provisions of the Share Purchase Agreement, it was entitled to a U.S.$ 136.7 million reduction in the purchase price of the Deepwater Division. In accordance with the price adjustment mechanisms stipulated in the contract, an independent auditor will assess this claim

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

before it is finalized. The selection of the auditor and the scope of his assignment are currently the subject of an arbitral proceeding between Aker Maritime and Coflexip. The Company expects to conclude this proceeding during fiscal year 2002. Should this procedure reduce the purchase price of the Deepwater Division, the Group would make a corresponding adjustment to the balance sheet reflecting the revised acquisition goodwill.

      McNulty Offshore (a Coflexip’s subsidiary since the acquisition of the Deepwater Division from Aker Maritime), as a party to an alliance contract entered into in 1996, has been involved in a dispute with a customer relating to the performance of its contract. The customer filed a counter-claim with the Court against McNulty Offshore. When acquiring the Deepwater Division, Coflexip received specific warranties on the outcome of this dispute and consequently believes that it will not incur material liabilities in connection with these claims for which no provision has been recorded.

      Other pending litigation: on December 21, 2001, a French company filed a complaint with the Tribunal de Commerce de Versailles against Coflexip, Coflexip Stena Offshore Limited and Coflexip Stena Offshore. The claim alleges that Coflexip breached several confidentiality agreements. This company also brought an action in the court in Scotland against Coflexip for infringement of a patent related to “pipe-in-pipe” technologies. On the basis of the available information, Coflexip believes that these allegations are unfounded and that its exposure is not material. Consequently, no provision has been recorded in relation to these actions.

      Siemens subcontracting on Peterhead contract: Mannesmann Seiffert/ Energie, a German subsidiary of Technip-Coflexip, initiated arbitration proceedings against Siemens claiming a price adjustment. The claim relates to a significant increase in the scope of services rendered in completion of a 1998 construction contract for high-pressure connection piping at the Peterhead electrical power plant built by Siemens for Scottish Electric. An arbitration panel has been set-up and Technip-Coflexip expects it to hear the case at the end of 2002.

Environmental matters:

      The Company is subject to various laws and regulations relating to environmental matters in countries in which it operates. Local, national and international laws and regulations relating to the handling, transport and disposal of hazardous materials and the protection of the environment also govern its activity.

      The Company could potentially be held liable for releases of fuel oil and hazardous materials from offshore oil platforms, pipelines, storage tanks and other installations that it has engineered, constructed or installed, or are in process.

      Accordingly, the Company adopted policies and procedures in the area of pollution control, to prevent material environment or other damage, and to limit the financial liability, which could result from such events. As a matter of illustration, Technip seeks to negotiate its contracts to include a cap for potential environmental damages and requires indemnity agreements from its customers and sub-contractors requiring such persons to indemnify it up to an agreed amount for certain claims and liabilities relating to environmental damages. In addition, Technip maintains liability insurance for environmental risks the Company believes to be appropriate and in line with industry practice.

      As a result, the Company believes it is in compliance with all material environment and other regulations relating to its operations.

Note 26 — Market related exposure

(a) Currency risk

      As indicated in Note 1 (r), Technip-Coflexip uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The counterparties of the Group’s financial instruments are major financial institutions.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

      The primary financial instruments used to manage its exposure to currency risks are as follows:

	Year ended December 31,

	2001		2000

	Nominal value	Fair value	Nominal value	Fair value

	In millions of EUR
Sell currency, buy national currencies:
USD	702.9	(17.0)	501.7	17.9
JPY	2.9	0.2	—	—
GBP	22.7	(0.4)	7.3	0.2
AED	2.0	(0.1)	10.8	2.3
Others	7.5	—	0.5	—

Total	738.0	(17.3)	520.3	20.4

Buy currency, sell national currencies:
USD	70.7	1.0	23.5	(0.5)
JPY	11.0	(0.4)	—	—
GBP	13.9	0.2	—	—
Others	2.7	—	2.9	(0.1)

Total	98.3	0.8	26.4	(0.6)

Sell/Buy foreign currencies:	90.5	(0.8)	6.3	0.1

(a)	Some of the Group’s billings to its clients are expressed in currencies different from those in which contracts expenses are incurred. The resulting exposure is hedged through the most efficient financial instruments available on the domestic markets.

      Technip-Coflexip use these financial instruments to manage its exposure on operations principally denominated in U.S. dollar.

(b) Interest rate risk

      As of December 31, 2001, a part of the variable rate debt of the Group is covered by swaps guaranteeing fix rates for about € 122 million. This debt is principally linked to the acquisition of Aker Maritime ASA’s Deepwater Division.

(c) Credit risk

      A significant portion of the Company’s activity is concentrated with a limited number of customers since the worldwide market is dominated by a small number of major oil and gas companies. The Company performs ongoing credit evaluations of its ongoing contracts financial position.

Note 27 — Subsequent events

(a) Issuance of a convertible debenture loan (OCEANE)

      In January 2002, Technip-Coflexip issued a debenture loan for an amount of € 793.5 million, for which the characteristics are described in Note 22(a).

(b) Merger with Isis

      Subject to the achievement of ongoing procedures, and the authorization of the Boards, the legal merger between Technip-Coflexip and Isis will be completed in 2002.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 28 — Main consolidated companies and equity investees

		December 31st, 2001
Consolidated companies	Country	% control

Technip-Coflexip	France	100
Technip France	France	100
TPL — Technologie Progetti Lavori SpA	Italy	100
Technip Italy SpA	Italy	100
TPG UK	UK	100
Technip TPS	France	100
Technip Iberia	Spain	100
S.C.I. CB3 Défense	France	100
Technip Overseas	Panama	100
Technip Benelux NV	Belgium	100
Technip Capital	Belgium	100
ABAY Engineering	Belgium	100
Technip Far East	Malaysia	100
Technip Anlagenbau GmbH	Germany	100
Technip International AG	Switzerland	100
TTIL SNC	France	100
KT India	India	100
Technip Upstream Houston (ex. CBS Engineering)	USA	100
Technip USA	USA	100
Technip Benelux BV	Netherlands	100
Technip Americas	USA	100
Technip Holding Benelux Group	Netherlands	100
Technip KTI SpA	Italy	100
Technip Germany	Germany	100
EHR	Germany	100
MSE	Germany	100
MSI	Germany	100
Technip Eurocash GEIE	France	100
IG Spa	Italy	100
Technip Singapour	Singapore	100
Technip Middle East	Emirates	100
UTC	Brasil	100
Technip Portugal	Portugal	70
Technip CIS	Russia	70
Technip Net	Netherlands	67
Technip Angola	Angola	60
Technip Tianchen	China	60
Technip India	India	50
BRI-Technip (Q-CHEM)	Qatar	50
Ipedex SNC	France	46
TP Saudi Arabia	Saudi Arabia	40
Contrina SNC/CCSV/CCV	France/ Venezuela	36
Technip Geoproduction Malaysia	Malaysia	30
UCIFZC (Amenam)	Emirates	50
Madecos (TSKJ/LNG)	Portugal	25
DIN S.A. / Dit Harris	Venezuela	20

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		December 31st, 2001
Consolidated companies	Country	% control

Coflexip	France	100
Cofleximmo	France	100
Coflexip Stena Offshore Deep Water	France	100
Angoflex	France	100
Coflexip Stena Offshore International	France	100
Coflexip Développement	France	100
Coflexip Stena Offshore N.V	Netherlands	100
Coflexip Stena Offshore Contracting B.V	Netherlands	100
Coflexip Stena Offshore Holdings Ltd.	UK	100
Coflexip Stena Offshore Ltd.	UK	100
Coflexip Stena Offshore Ships One Ltd.	UK	100
Coflexip Stena Offshore Ships Three Ltd.	UK	100
Northern Coasters Ltd.	UK	100
Technical Diving Services Ltd.	UK	100
Anchortech Ltd.	UK	100
Coflexip U.K. Stena Offshore Holdings Ltd.	UK	100
Coflexip U.K. Ltd.	UK	100
Perry Slingsby Ltd.	UK	100
DUCO Ltd.	UK	100
Captain Frank McNulty and sons	UK	90
Genesis Oil and Gas Consultants Ltd	UK	100
McNulty Offshore Ltd	UK	90
Coflexip International Norge AS	Norway	100
Coflexip Stena Offshore Norge A/S	Norway	100
Coflexip Stena Offshore A/S	Norway	100
Coflexip Stena Offshore U.S.A. Holding Inc.	USA	100
Coflexip Stena Offshore Services Inc.	USA	100
R.J. Brown Deepwater, Inc	USA	100
DUCO Inc.	USA	100
Coflexip Maritime Inc	USA	100
CSO Aker Maritime Inc	USA	100
CSO Aker Engineering Inc	USA	100
CSO Aker Marine Contractors Inc	USA	100
Deep Oil Technology Inc	USA	50
Genesis Oil and Gas Consultants Inc	USA	100
Gulf Marine Fabricators Inc	USA	100
Spars International Inc	USA	50
Perry Slingsby, Inc.	USA	100
Coflexip Stena Offshore Newfoundland	Canada	100
Stena Offshore (Jersey) Ltd.	Jersey	100
Coflexip Stena Offshore (Mauritius) Ltd.	Maurice	100
Flexservice N.V	Dutch Antilles	100
Sunflex Offshore N.V	Dutch Antilles	100
Flexone N.V.	Dutch Antilles	100
Brasflex	Brasil	100
Brasflex Overseas	Virgin islands	100
Sea Oil	British Antilles	100
Flexibras	Brasil	100

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		December 31st, 2001
Consolidated companies	Country	% control

Sigma	Brasil	100
Marflex	Brasil	100
Coflexip Stena Offshore Asia Pacific PTY Ltd	Australia	100
Coflexip Stena Offshore PTY Ltd.	Australia	100
Coflexip Stena Offshore Aker Maritime Pty Ltd	Australia	100
Coflexip Stena Offshore Oil and Gas Pty Ltd	Australia	100
Genesis Oil and Gas Consultants Pty Ltd	Australia	100
South East Asia Marine Engineering & Construction Ltd.	India	58
Coflexip Stena Offshore Aker Rauma Inc	Finland	100
Mantyluoto Works OY	Finland	100
PI Rauma OY	Finland	50
CSO Singapour	Singapore	100

Note 29 —	Summary of differences between accounting principles followed by the Company and U.S. GAAP

      The accompanying Consolidated Financial Statements have been prepared in accordance with the accounting principles described in Note 1 above (“French GAAP”), which differ in certain significant respects from those applicable in the United States (“U.S. GAAP”). These differences relate mainly to the following items, and the necessary adjustments are shown in the tables set forth in Note 30.

(a) Contract costs accounting

      As described in Note 1 (k), some General and Administrative costs are considered as contract costs and are consequently recorded as a “Cost of Sales” component.

      Under U.S. GAAP, General and Administrative costs not directly related to contracts are to be recorded when expensed. As a result of this difference, revenue and gross margin recorded on contracts might differ.

(b) Contract bid costs

      Under French GAAP, contract bid costs directly attributable to a future contract, the signature of which can be reasonably expected, are capitalized. Such deferred costs are transferred to the contract costs once the contract is obtained or, if not obtained at year-end, depreciated according to the probability of success assessed for each outstanding offer.

      Under U.S. GAAP, such costs have been expensed as incurred.

(c) Foreign currency transactions on long-term contracts and derivative instruments

      Under French GAAP, foreign currency transactions on long-term contracts are recorded at the contract exchange rate as defined in Note 1 (r) resulting from the foreign exchange instruments the Company entered into.

      Under U.S. GAAP, foreign currency transactions are recorded at the spot rate except in certain cases for the portion of the transaction hedged with the corresponding financial instrument, which is recorded at the hedged rate.

      As described in Note 1 (f), under French GAAP, monetary assets and liabilities denominated in a foreign currency are translated into Euros at year end exchange rates, except for “contracts-in-progress” accounts and progress payments received from long-term contract customers. The resulting exchange gains and losses are recorded in income statement.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

      Under U.S. GAAP, exchange gains or losses resulting from the adjustment of balances denominated in foreign currency are included in net income, except if related to a transaction denominated as a hedge. Since January 1, 2001, such exchange gains and losses are all included in net income.

      Under French GAAP, realized and unrealized exchange gains and losses related to long-term contracts’ assets and liabilities are recorded in operating income.

      Under U.S. GAAP, such exchange gains and losses are recorded as a financial result.

      Under French GAAP, the fair values of the derivatives instruments related to future transactions are not recorded. Until December 31, 2000, the fair values of such derivatives were not recorded under U.S. GAAP.

      Since January 1, 2001, for U.S. GAAP purposes, the fair value of the derivative instruments including certain derivative instruments embedded is recorded in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), subsequently amended, in the balance sheet. Changes in these fair values are reported either in shareholders’ equity or in the income statement, with respect to the hedging accounting criteria as defined by SFAS No. 133. Embedded derivatives as defined by SFAS No. 133 are recorded at their fair value. Changes in their fair values are reported in the income statement. The Company recorded the effect of the adoption of SFAS No. 133 as a cumulative effect of a change in accounting principle on January 1, 2001. See Note 31 (g) for additional information on the impact of the adoption.

(d) Pension Obligations

      Under French GAAP, pension and other than pension postemployment benefits are accrued in accordance with the practices prevailing in each country.

      Under U.S. GAAP, valuation methods and assumptions have been harmonized and accounting recognition of plans has been prepared as if U.S. GAAP had been consistently applied.

(e) Stock based compensation

      Under French GAAP, common shares issued upon the exercise of options granted to employees and directors are recorded as an increase to share capital at the exercise price on the exercise date. Technip-Coflexip holds treasury stock to settle qualified employee deferred stock purchase plans. In accordance with French GAAP, the Company did not record any compensation expenses on stock based plans.

      Under U.S. GAAP, APB Opinion No. 25 defines conditions to classify such plans as compensatory or non-compensatory. If a plan is deemed to be compensatory, APB Opinion No. 25 requires that compensation arising from such plans be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the fair value at the grant date and the employee exercise price. Compensation expense for compensatory stock based plans is recognized over the vesting period.

(f) Reserve for geopolitical risks

      Under French GAAP, the Company had recorded reserves to cover potential overruns on contracts performed in countries the Company considers to be subject to sudden worsening of their environment. These reserves were reversed at 1999 year-end.

      Under U.S. GAAP, such reserves would not be recorded as they do not meet all of the criteria set forth in SFAS No. 5.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(g) Consolidation of KTI/MDEU

      Under French GAAP, KTI/MDEU has been consolidated since January 1, 1999 as the operational control was transferred to Technip at this date, as described in Note 2 (e).

      Under U.S. GAAP, KTI/MDEU has been consolidated since March 3, 1999, the date of the legal transfer of the acquired shares. As a result, net income has been adjusted to exclude net income and goodwill amortization recorded for January and February.

      The change in the date of consolidation described above did not result in a significant impact on the gross goodwill as calculated on January 1, 1999, except for the net income recognized over the period of January and February 1999, and except that under U.S. GAAP, the Company further identified acquired technology and “know-how” in the purchase accounting as described in Note 2 (e).

      Such allocation to acquired technology and “know-how” has been evaluated to be € 10 million, mainly consisting into of ethylene furnace technology, and is being amortized over its expected useful life of 10 years.

      Had KTI/MDEU been consolidated starting January 1, 1999, the Company’s sales and net income under US GAAP in 1999 would have been respectively € 2,804.5 million and € 108.1 million. Related basic and diluted earning per share would have been respectively € 7.03 and € 7.00.

(h) Territoriality contingencies

      As described in Note 1 (p), the Company uses assumptions to measure its obligations related to territoriality contingencies. Due to the complexity of the various country regulations where it operates, the Company identifies the contracts, which could be subject to such uncertainty, and accrues under French GAAP for probable and estimable risks.

      Under U.S. GAAP, such provisions would not be recorded, as they could not meet all the criteria of SFAS No. 5.

(i) Consolidation method

      Under French GAAP, certain non-significant investments in which the Company’s ownership is between 20% and 50% are accounted for under the cost method. In addition, certain non-significant subsidiaries in which the Company’s ownership exceeds 50% are accounted for under the cost method or under the equity method.

      Under U.S. GAAP, such subsidiaries would have been accounted for under the equity method or consolidated, respectively. However, this difference does not result in any significant adjustments to the Consolidated Financial statements for any periods reconciled to U.S. GAAP, as these subsidiaries are not material.

      In its consolidated financial statements, the Company applies the prorata consolidation method to account for its investments in joint ventures that the Company sometimes forms with third parties to perform turnkey contracts. Under U.S. GAAP, these investments would be accounted for using the equity method or consolidated, depending on the percentage of voting interest in the joint ventures. Summarized information about the Company’s prorata interest in the joint ventures is provided in Note 31 (a).

(j) Cogema share exchange

      The Company subscribed in 1997 to Cogema’s capital increase through an exchange of its shares in SGN. Under French GAAP, this securities exchange has been accounted for under the carryover basis (Cogema’s shares are accounted for at the carrying value of SGN’s shares) and no gain was recorded at the date of exchange.

      Under U.S. GAAP, APB No. 29 requires that an exchange of securities as described above be recorded at fair value. As a result, the gain resulting from this transaction has been recognized at the exchange date.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(k) Coflexip gain on disposition of Cal Dive securities

      After acquiring the interest in Coflexip, the Company was unable to perform a complete valuation of the assets and liabilities acquired. Accordingly, the Company could not precisely identify the difference between the cost of its investment in Coflexip and the net assets acquired, and therefore elected under French GAAP to amortize this difference over a 20 year period based on an overall analysis of goodwill components at the date of acquisition. The Company recognized the subsequent gain reported by Coflexip on the sale of Cal Dive securities as a separate non-operating line as described in Note 2 (c).

      For U.S. GAAP purposes, the Company reduced its share of the gain recorded by Coflexip on its disposal of Cal Dive securities. The amount recognized under U.S. GAAP was the difference between the selling price and the fair value of the Cal Dive securities at the date of the acquisition of the 29.7% interest in Coflexip. Goodwill amortization was reduced accordingly.

(l) Research and development

      Under French GAAP, as described in Note 1 (s), research and development costs are to be deferred and subsequently amortized when technical feasibility and return on investment can be demonstrated.

      Under U.S. GAAP, all research and development costs are to be expensed when incurred. This difference in accounting under French GAAP and U.S. GAAP did not result in any reconciling items.

(m) Goodwill amortization

      Under French GAAP, goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired.

      Under U.S. GAAP, goodwill resulting from business combinations initiated after June 30, 2001 is no longer amortized.

(n) Presentation of Consolidated Balance Sheet

      The classification of certain items in and the format of the Company’s Consolidated Balance Sheets vary to some extent from U.S. GAAP.

      In accordance with French GAAP, “Advances received from customers on contracts” are classified as a liability. Under U.S. GAAP, advances received, determined on a contract-by-contract basis, are shown as a reduction of “Contracts-in-Progress” or other contracts related asset accounts or, when the advances received exceed the total of contract related asset accounts costs, as a liability. Such requirement would reduce the contracts related asset accounts and the “Progress payments on contracts” line items by € 5,910.9 million, € 4,412.0 millions and € 3,899.2 millions as of December 31, 2001, 2000 and 1999, respectively.

      Under French GAAP, deferred tax assets which are not likely to be realized in the future are not recorded as an asset in the balance sheet. Under U.S. GAAP, such deferred tax assets would be recorded and a valuation allowance would reduce their net value to the portion likely to be realized in the future.

(o) Presentation of Consolidated Income Statements

•	Operating expenses/ revenues classification

      Under French GAAP, certain items, such as “Restructuring Costs”, “Consulting Fees” and “Reversal of geopolitical risks provision” in 1999, have been recorded below the “Operating income” section in the Consolidated Income Statements.

      Under U.S. GAAP, these items would be classified as operating expenses/ revenues.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	General and Administrative costs accounting

      As described in Note 29 (a), some General and Administrative expenses are classified as contract costs and consequently recorded within Cost of Sales under French GAAP.

      Under U.S. GAAP, General and Administrative expenses not directly related to a contract are recorded when incurred. As a consequence, the “Selling, General and Administrative expenses” line item of the Consolidated Income Statements would be modified by € (59.0) million, € (46.7) million and € (46.9) million for the years ended December 31, 2001, 2000 and 1999, respectively.

•	Goodwill amortization for equity investees

      Under French GAAP, goodwill amortization includes amortization of acquisition goodwill for equity investees.

      Under U.S. GAAP, goodwill amortization for equity investees would be classified in “Income of equity affiliates”.

•	Equity in Earnings in Coflexip

      As described in Note 2 (c), the Company classified in 2000 a portion of its net income in equity affiliates in non-operating income while the other portion was recorded in the line item “Income from equity affiliates” in the consolidated statements of income.

      Under U.S. GAAP, the non-operating portion of the net income in equity affiliates discussed above would be presented in “Income from equity affiliates” in the consolidated statements of income.

•	Financial result from ongoing contracts

      As described in Note 1 (t), the Company under French GAAP, records net interest income as revenue in the period it is earned to reflect the financial component of its contract revenues. Such net interest income amounted to € 17.0 million, € 25.0 million and € 19.0 million in the years ended December 31, 2001, 2000 and 1999, respectively.

      Under U.S. GAAP, such net interest income would be deducted from Revenues and presented in a separate line item within operating income. As these types of earnings are factored into our contracts negotiations, it is appropriate under U.S. GAAP to include these amounts in operating income.

(p) Gross margin recognition

      Under French GAAP, for long-term lump sum turnkey projects, awarded prior to July 1, 2001, the recognition of the gross margin for a given contract started when the percentage-of-completion ratio reached 25%.

      Under U.S. GAAP (SOP 81-1, paragraph 25), for long-term lump sum turnkey projects, gross margin for each contract is recognized when the projected gross margin can be estimated more precisely. This analysis is performed on a contract-by-contract basis, but historically, this occurs when the percentage-of-completion ratio is approximately 25%. For the years presented, this difference is not material.

      For long-term lump sum turnkey projects started after July 1, 2001, the French GAAP and US GAAP accounting is the same.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 30 — Reconciliation to US GAAP

(a) Net Income

	Year ended December 31,

	2001	2001	2000	1999

	In millions
	of US$	In millions of EUR
Net Income as reported in the Consolidated Income Statements	96.2	108.1	214.2	172.6
Contract costs accounting	2.3	2.6	(4.3)	8.1
Contract bid costs	1.1	1.2	5.6	(5.9)
Foreign currency transactions and derivatives instruments	(14.1)	(15.9)	5.1	(7.6)
Pension obligations	0.8	0.9	(1.2)	0.9
Stock based compensation	(8.4)	(9.4)	(4.5)	(2.9)
Amortization of goodwill	18.2	20.5	—	—
Reserve for geopolitical risks	—	—	—	(89.9)
Acquisition of KTI/MDEU	(0.6)	(0.7)	(0.7)	0.7
Cogema’s shares exchange	—	—	(19.4)	(1.0)
Coflexip gain on disposition of Cal Dive	1.2	1.4	(28.0)	—

Total U.S. GAAP adjustments before tax effect	96.7	108.7	166.8	75.0
Tax effects of the above adjustments	3.9	4.4	(1.9)	34.6
Cumulative effect of SFAS No. 133 adoption, net of tax	1.5	1.7	—	—

Net income under U.S. GAAP	102.1	114.8	164.9	109.6

(b) Shareholders’ equity

	Year ended December 31,

	2001	2001	2000	1999

	In millions
	of US$	In millions of EUR
Shareholders’ equity as reported in the Consolidation Balance Sheets	1,970.9	2,214.2	766.4	596.2
Contract costs accounting	(7.3)	(8.2)	(10.8)	(6.5)
Contract bid costs	(16.9)	(19.0)	(20.2)	(25.8)
Foreign currency transactions and derivatives instruments	(15.2)	(17.1)	10.8	5.7
Pension obligations	(1.3)	(1.5)	(2.4)	(1.2)
Acquisition of KTI/MDEU	4.4	4.9	5.6	6.3
Territoriality contingencies	31.5	35.4	35.4	35.4
Cogema’s shares exchange	—	—	—	19.4
Foreign currency translation adjustment	(0.2)	(0.2)	(0.2)	(0.1)
Coflexip gain on disposition of Cal Dive	(23.7)	(26.6)	(28.0)	—
Amortization of goodwill	18.2	20.5	—	—

Total U.S. GAAP adjustments before tax effect	1,960.4	2,202.4	756.6	629.4
Tax effects of the above adjustments	15.1	17.0	8.3	10.2
Cumulative effect of SFAS No. 133 adoption, net of tax	7.9	8.9	—	—

Shareholders’ equity under U.S. GAAP	1,983.4	2,228.3	764.9	639.6

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2001 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S. $0.8901 on December 31, 2001. (See Note 1(a)).

      The reconciliation of U.S. GAAP shareholders’ equity from December 31, 2000 to December 31, 2001, is as follows:

In millions
of EUR

U.S. GAAP shareholders’ equity at December 31, 2000	764.9
Net U.S. GAAP income for 2001	114.8
Additional paid-in capital (stock based compensation)	9.4
Dividends paid	(50.9)
Capital increase	1,573.6
Foreign currency translation adjustment	13.3
Treasury stock	(196.3)
Cumulative effect of SFAS No. 133, net of tax	(0.5)

U.S. GAAP shareholders’ equity at December 31, 2001	2,228.3

(c) Net sales

	Year ended December 31,

	2001	2001	2000	1999

	In millions	In millions of EUR
	of US$
Net sales under French GAAP	3,156.3	3,546.0	2,972.0	2,782.2
Contract costs accounting	2.3	2.6	(4.3)	8.1
Contract bid costs	1.1	1.2	7.5	(7.7)
Foreign currency transactions	12.9	14.5	39.3	20.1
Interest income and expenses on ongoing contracts	(15.1)	(17.0)	(25.0)	(19.0)

Net sales under U.S. GAAP	3,157.5	3,547.3	2,989.5	2,783.7

(d) Operating Income

	Year ended December 31,

	2001	2001	2000	1999

	In millions	In millions of EUR
	of US$
Operating income under French GAAP	154.4	173.5	155.9	151.5
Contract costs accounting	2.3	2.6	(4.3)	8.1
Contract bid costs	1.1	1.2	5.6	(5.9)
Pension obligations	0.8	0.9	(1.2)	0.9
Stock based compensation	(8.4)	(9.4)	(4.5)	(2.9)
Consolidation of KTI/MDEU	(0.6)	(0.7)	(0.7)	0.7
Amortization of goodwill	33.2	37.3	16.8	—
Restructuring costs	(2.8)	(3.1)	(8.9)	(2.0)
Consulting fees	—	—	(4.0)	—
Other	(3.2)	(3.6)	(3.0)	0.5

Operating income under U.S. GAAP	176.8	198.7	151.7	150.9

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 31 — Additional information

(a)	Combined information concerning pro rata consolidated entities

      In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of the proportionate consolidation method, summarized financial information about the Company’s shares of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to joint-ventures jointly controlled by all parties having an equity interest in the joint venture has been prepared under French GAAP for the three years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,

	2001	2000	1999

	(In millions of EUR)
Balance sheet data:
Non-current assets	1.0	—	0.5
Current assets	2,010.9	1,499.3	1,118.9
Non-current liabilities	2.6	—	1.3
Current liabilities	2,009.3	1,499.3	1,118.1
Income statement data:
Net Sales	559.8	734.6	607.7
Cost of sales	(540.2)	(706.4)	(546.6)

Gross Margin	19.6	28.2	43.1
Operating Income	19.5	28.2	38.4
Cash flow data:
Cash flow from operating activities	(47.8)	(13.5)	128.7
Cash flow from investing activities	(0.1)	(1.2)	(1.3)
Cash flow from financing activities	(1.4)	(0.5)	1.2

(b)	Comprehensive income

      The following information is presented under French GAAP.

	Year ended December 31,

	2001	2000	1999

	(In millions of EUR)
Net income	108.1	214.2	172.6
Other comprehensive income, net of tax:
Changes in cumulative translation adjustment	13.3	1.1	4.2

Total Comprehensive income	121.4	215.3	176.8

Accumulated other comprehensive income, end of year:
Cumulative translation adjustment	13.1	(0.2)	(1.3)

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(c)	Earnings per share

      Earnings per share according to U.S. GAAP giving effect to the adjustments would be as follows:

	Year ended December 31,

	2001	2001	2000	1999

	U.S.$	EUR	EUR	EUR

	(In millions of,
	except per share amounts)
Net income before cumulative effect	100.6	113.1	164.9	109.6
Net income	102.2	114.8	164.9	109.6
Basic earnings per share:
Before cumulative effect of SFAS No. 133	6.00	6.74	10.84	7.12
Cumulative effect of SFAS No. 133, net of tax	0.09	0.10	—	—
Net income	6.09	6.84	10.84	7.12
Diluted earnings per share:
Before cumulative effect of SFAS No. 133	5.93	6.67	10.73	7.10
Cumulative effect of SFAS No. 133, net of tax	0.09	0.10	—	—
Net income	6.02	6.77	10.73	7.10

      Reconciliation of basic and diluted numbers of shares used for the determination of earnings per share under U.S. GAAP:

	2001	2000	1999

	(In thousands)
Basic number of shares under U.S. GAAP	16,770	15,210	15,387
Stock options dilutive effect	192	164	59

Diluted number of shares under U.S. GAAP	16,962	15,374	15,446

(d)	Certain Investments in Debt and Equity Securities

      The Company holds certain investments in debt and equity securities (treasury bonds, mutual funds, certificates of deposit) which are highly liquid and are classified in Cash and Cash equivalents, changes in their fair value are recorded in income (See Note 19).

(e)	Stock based compensation

•	Stock option plans:

      Technip adopted several fixed stock option plans that are settled with its own shares. Options are granted to employees with a discount between 0% and 5% from the market value of the shares at the grant date.

      For plans adopted prior to January 1, 1998, options that are exercised are settled through the issuance of new shares. The options vest ratably over a two and half year period and are valid up to five years from the date of grant. For plans adopted after January 1, 1998, options that are exercised are settled with Technip treasury shares. These options vest over a three-year period and are valid up to five years from the date of grant.

      On December 14, 2000, the Company decided to change the exercise and the vesting period of the 1998 and 1999 plans. The new exercise period and the new vesting period are respectively five years and three years. A new measurement date was determined as of December 14, 2000.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

      No compensation expense has been recorded in connection with the stock options granted by Technip under French GAAP. Under U.S. GAAP, the compensation cost recorded by the Company is respectively € 9.4 million, € 1.3 million and € 1.3 million for the years ended December 31, 2001, 2000 and 1999.

		Weighted
		average
	Number of	exercise
	shares	price

		(in EUR)
December 31, 1998	555,141	77.4

Granted	315,520	95.2
Exercised	(124,140)	49.2

December 31, 1999	746,521	90.0

Granted	632,604	143.2
Exercised	(147,440)	66.9
Forfeited	(19,300)	95.7

December 31, 2000	1,212,385	120.5

Granted	—	—
Exercised	(156,511)	89.3
Forfeited	(3,200)	143.2

December 31, 2001	1,052,674	125.1

      The options outstanding at December 31, 2001 expire in various years through 2008.

      Information about the 1,052,674 stock options outstanding at December 31, 2001 is summarized as follows:

	Options outstanding

		Weighted
		average
	Number	remaining	Number
Exercise price	outstanding	life	exercisable

(in EUR)
85-110	423,270	1.9	31,650
110-145	629,404	7.0	—

	1,052,674	4.9	31,650

•	Employee Stock Purchase Plans:

      Technip maintains savings plans that allow substantially all full-time employees of Technip and its subsidiaries to purchase shares of Technip. The shares are sold to employees at a discount of 20% from the average market price of Technip-Coflexip stock over the last 20 business days prior to the date of authorization by the management committee. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees.

      Shares sold to employee stock purchase plans are as follows:

	2001	2000	1999

Number of shares	—	126,928	96,675
Proceeds on sales	—	12.8	6.4
Average cost of treasury sales	—	100.93	65.8

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

      In accordance with French GAAP, the Company has not recorded compensation expense on stock purchase plans. Under U.S. GAAP, the compensation cost recorded by the Company for period ended December 31, 2000 and 1999 is € 3.2 million and € 1.6 million, respectively. No compensation has been recorded for the period ended December 31, 2001.

      Technip-Coflexip applies the intrinsic value method to account for compensation cost associated with options and shares granted to employees. Had compensation cost for stock options awarded under these plans been determined based on the fair value at the dates of grant consistent with the methodology of SFAS No. 123, Technip’s net income and basic earnings per share would have reflected the following pro forma amounts:

	As of December 31,

	2001	2000	1999

U.S. GAAP net income	114.8	164.9	109.6
Impact of fair value method	(6.8)	(2.6)	(2.8)
Pro forma U.S. GAAP net income	108.0	162.3	106.8
Pro forma basic earnings per share	6.44	10.67	6.94
Pro forma diluted earnings per share	6.37	10.56	6.91

      The fair value of Technip-Coflexip’s option grants is estimated on the date of grant using the Binomial option-pricing model with the following assumptions for the grants:

	Year ended
	December 31,

	2001	2000	1999

Expected life (years)	N/A	8.0	4.7
Interest rate	N/A	4.8%	4.5%
Volatility	N/A	11.8%	12%
Dividend yield	N/A	2.1%	2.1%

(f) Pension plan and other cost retirement benefits other than pension plans

      In accordance with the laws and practices of each country, Technip-Coflexip participates in employee benefit pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

      For defined contribution plans, expenses correspond to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method. Accruals and prepaid expenses are recorded in accordance with the prevailing accounting practice in each country. In some cases, adjustments to comply with Company’s rules have been made. Special termination benefits are recorded on an accrual basis at the time the offer is accepted by the employees or their representatives. Disclosures in accordance with SFAS No. 132 are as follows:

	Pension Benefits			Other Benefits

	2001	2000	1999	2001	2000	1999

	(In millions of EUR)
Change in benefit obligation:
Benefit Obligation at beginning of year	115.3	108.9	28.9	1.0	1.1	1.1
Service cost	6.7	5.0	5.3	—	—	—
Interest cost	4.6	5.4	5.1	0.1	—	0.1
Plan participants contributions	—	0.5	—	—	—	—
Acquisitions/ disposals	8.8	0.9	75.4	—	—	—
Curtailments/ Settlements	0.2	—	(0.7)	—	—	—
Actuarial (gain)	(1.2)	(0.8)	—	—	—	—
Benefits paid	(3.9)	(4.6)	(5.1)	(0.1)	(0.1)	(0.1)

Benefit Obligation at end of year	130.5	115.3	108.9	0.9	0.9	1.1
Change in plan assets:
Fair value of plan assets at beginning of year	48.2	44.2	3.6	—	—	—
Actual return on plan assets	(2.2)	3.4	2.3	—	—	—
Group contribution	0.3	1.7	3.1	—	—	—
Plan participants contributions	—	0.5	—	—	—	—
Benefits paid	(0.9)	(1.6)	(1.6)	—	—	—
Acquisitions and disposals	—	—	36.8	—	—	—

Fair value of plan assets at end of year	45.4	48.2	44.2	—	—	—
Funded status of the plan	85.1	67.1	64.6	0.9	1.0	1.1
Unrecognized actuarial (gains) or losses	(4.3)	0.2	(0.7)	—	—	—

Accrued (prepaid) benefit cost	80.8	67.3	63.9	0.9	1.0	1.1

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets are as follows:

	2001	2000	1999

Projected Benefit Obligation	86.2	71.5	71.4
Accumulated Benefit Obligation	74.4	69.6	68.5
Fair Value of Plan Assets with ABO in excess of Plan Assets	41.0	43.9	39.3

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Pension Benefits			Other Benefits

	2001	2000	1999	2001	2000	1999

	In millions of EUR
Annual cost under U.S. GAAP:
Service cost	6.7	5.0	5.3	—	—	—
Expected interest cost	4.6	5.4	5.1	0.1	—	0.1
Expected return on plan assets	(3.5)	(3.2)	(3.0)	—	—	—
Effects of settlements/ curtailments	0.2	—	(0.7)	—	—	—

Net periodic benefit cost	8.0	7.2	6.7	0.1	—	0.1

      Annual cost under French GAAP for pension benefits plans are as follows:

	2001	2000	1999	2001	2000	1999

	In millions of EUR
Annual Cost under French GAAP	3.4	4.8	5.2	0.1	—	0.1

      The difference between these amounts and the annual costs under U.S. GAAP stems from differences in the timing of amortization of the initial transition liability and of actuarial gains and losses and from the absence of recognition of excess funding by certain companies.

      Health care costs are assumed to increase by 1.3% in 2001 and later, 1.3% in 2000 and 1.3% in 1999. The effect of a one-percentage point increase and one-percentage point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost and on the accumulated postretirement benefit obligation for health care benefits is not significant.

      Amounts recognized in the statement of financial position:

	Pension Benefits			Other Benefits

	2001	2000	1999	2001	2000	1999

	In millions of EUR
Accrued benefit liability (including MLA)	86.5	72.1	67.7	1.0	1.0	1.1
Prepaid benefit cost	(5.7)	(4.8)	(3.8)	—	—	—

Net amount accrued for under U.S. GAAP	80.8	67.3	63.9	1.0	1.0	1.1

      The net accruals included as of December 31, 2001, 2000 and 1999 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension Benefits			Other Benefits

	2001	2000	1999	2001	2000	1999

	(In millions of EUR)
Net amount accrued for under U.S. GAAP (before prepaid costs)	86.5	72.1	67.7	1.0	1.0	1.1
Excess funding of plans recognized in income only when paid back to the Company	(5.7)	(4.8)	(3.8)	—	—	—
Impact of transition obligation of prior service cost and of actuarial gains recognized with a different timing under local regulations	(1.7)	(7.3)	(6.6)	—	—	(0.8)

Net amount accrued for in consolidated financial statements	79.1	64.8	61.1	1.0	1.0	0.3

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(g)	Derivative instruments

      As described in Note 29 (c), Technip-Coflexip adopted SFAS No. 133 beginning January 1, 2001 for purposes of the U.S. GAAP reconciliation. SFAS No. 133 requires that all derivative instruments be recorded at fair value on the balance sheet and establishes criteria for designation and effectiveness of derivative transactions for which hedge accounting is applied. Technip-Coflexip assesses the initial and ongoing effectiveness of its hedging relationships in accordance with its documented procedure.

      As a consequence of the international Group’s business activities, most of its commercial transactions are denominated in non-euro currencies. Technip-Coflexip enters into derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. All derivative instruments held by Technip-Coflexip are economic hedge of existing or anticipated commercial transactions. For more information on Technip-Coflexip’s derivative’s strategy, see Item 11.

      According to SFAS No. 133, all derivative instruments (including certain derivative instruments embedded in other contracts), whether designated in hedging relationships with the hedged underlying transaction or not, are recorded in the balance sheet at fair value and changes in fair value are recognized in net income, unless the derivative instrument qualifies as a hedge of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in shareholders’ equity (“Other Comprehensive Income” or “OCI”), then recognized in the income statement along with the related effect of the hedged transaction. Any ineffective portion of the hedge is recorded in the income statement as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in net income.

      The adoption of SFAS No. 133 as of January 1, 2001 had a cumulative effect on OCI and net income of € 7.2 million and € 1.7 million, respectively net of a € (4.0) million and a € (1.0) million tax effect. Recognition of derivatives in accordance with the description above resulted in an increase (decrease) to OCI and net income of € (7.7) million and € (5.9) million in 2001, respectively net of a € 4.3 million and a € 3.3 million tax effect. Adoption of SFAS No. 133 in 2001 resulted in a decrease of shareholders’ equity by € (4.7) million.

(h) Recently issued accounting pronouncements

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), Business Combinations, and Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion (APB) No. 16, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS No. 141 requires that upon adoption of SFAS No. 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS No. 141. The Company adopted SFAS No. 141 on July 1, 2001 and recorded the acquisition of Coflexip and Isis based on the provisions of SFAS No. 141.

      Under SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income

TECHNIP-COFLEXIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

recognized at that time. At the year ended December 31, 2001, the Company recorded amortization of € 61.3 million related to goodwill and indefinite lived assets. The Company adopted SFAS No. 142 on January 1, 2002 and does not anticipate that the adoption of SFAS No. 142 will have a material impact on its results of operations, financial position or cash flow. The Company will not reclassify intangible assets in reported goodwill.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

      The Company expects to adopt SFAS No. 143 on January 1, 2002 and has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

      In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively.

      The Company adopted SFAS No. 144 on January 1, 2002 and has yet not determined the impact that it will have on its results of operations, financial position or cash flows.

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED BALANCE SHEET

December 31,
2001
Unaudited

(amounts in thousands of EUR,
except per Share data)
ASSETS
Current assets
Cash and cash equivalents	213,181
Trade accounts receivable (Note 3)	365,124
Contracts-in-progress (Note 4)	104,280
Inventories (Note 5)	102,859
Deferred income taxes (Note 11)	39,641
Prepaid expenses and other current assets	86,377

Total current assets	911,462

Investments in and advances to companies under the equity method (Note 6)	—
Other long-term investments and receivables	17,019

Investments and other assets	17,019

Property, plant, vessels and equipment (Note 7)	689,129

Intangible assets (Note 8)	517,400

TOTAL ASSETS	2,135,010

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	32,768
Current portion of long-term debt (Note 9)	48,079
Trade accounts payable	212,257
Advance billings on contracts (Note 4)	115,357
Other current liabilities (Note 12)	337,219

Total current liabilities	745,680

Long-term debt (Note 9)	487,227
Deferred income taxes (Note 11)	21,066
Other long-term liabilities (Note 12)	58,316

Total long-term liabilities	566,609

Minority Interests	15,152

Common stock
EUR1.60 par value as of December 31, 2001;
Authorized and issued:
18,862,388 shares as of December 31, 2001
(Note 13)	30,180
Additional paid-in capital and treasury stock	289,902
Retained earnings	517,261
Net income for the year	(105,320)
Foreign currency translation adjustment	75,546

Total shareholders’ equity	807,569

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,135,010

See notes to consolidated financial statements

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED STATEMENT OF OPERATIONS

December 31,2001
Unaudited

(amounts in thousands,
except per share data)
Net operating revenues	1,898,820
Cost of operations	(1,513,044)
Depreciation and amortization	(274,179)
Selling, general and administrative expenses	(163,230)

OPERATING INCOME	(51,633)

Interest and other financial income	22,255
Interest and other financial expense	(33,564)
Net foreign exchange gains/(losses)	1,315
Equity income of investees (Note 6)	(826)
Minority interest	(98)

INCOME BEFORE INCOME TAXES	(62,551)

Income taxes (Note 11)	(42,769)

NET INCOME	(105,320)

Earnings per share (see Note 14) in circulation:
Basic Earnings per share in circulation	(5.61)
Diluted Earnings per share in circulation(*)	(5.61)
Average number of shares and share equivalents outstanding (see Note 14) in circulation:
On common shares	18,767,950
On a diluted basis	18,989,317

(*)	As a consequence of the 2001 loss, basic and diluted earnings per share are similar as the exercise of stock options would be anti-dilutive.

See notes to consolidated financial statements

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(In thousands of EUR, except number of shares)

	Number		Additional				Total
	of shares	Common	paid-in	Treasury	Retained	Translation	shareholders’
	issued	stock	capital	stock	earnings(c)	adjustments(a)	equity

	(amounts in thousands of euros, unless stated otherwise)
Balance at December 31, 2000	18,685,759	29,897	284,064	(814)	538,887	53,995	906,029

Net income					(105,320)		(105,320)
Translation adjustment(a)						21,551	21,551
Treasury stock sold (net)				474			474
Effect of share issuance (note 13)	176,629	283	6,178				6,461
Dividends paid(b)					(21,627)		(21,627)

Balance at December 31, 2001	18,862,388	30,180	290,242	(340)	411,941	75,546	807,569

(a)	The translation adjustment results from the euro variations against the british pound and the U.S. dollar.

(b)	With respect to 2000 financial year, the COFLEXIP’s Annual shareholders’ meeting held on May 29, 2001 decided to pay a cash dividend of EUR 1.16 per share (dividends paid on 18,643,944 shares).

(c)	Retained earnings include legal and other non-distributable reserves in an amount of EUR 3,181 thousand at December 31, 2001 and EUR 3,166 thousand at December 31, 2000.

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

December 31,
2001
Unaudited

(amounts in thousands
of EUR)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	(105,320)
Depreciation and amortization	274,179
Deferred income taxes	1,848
Minority interest	98
Equity income of investees	568
Increase/(decrease) in other long-term liabilities	8,649
Increase/ decrease in operating assets and liabilities (net of effect from acquisition of business):
Decrease/(increase) in trade accounts receivable	(83,524)
Net decrease/(increase) in contracts-in-progress and advance billings on contracts	(50,560)
(Increase)/decrease in inventories	(15,717)
(Increase)/decrease in prepaid expenses and other current assets	(12,463)
Increase/(decrease) in bank overdrafts	24,798
Increase/(decrease) in trade accounts and notes payable	87,119
Increase/(decrease) in other current liabilities	(99,894)

NET CASH PROVIDED BY OPERATING ACTIVITIES	29,781
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant, vessels and equipment	(178,847)
Cash paid for acquired businesses	(550,962)
Cash of acquired businesses	74,418
Net advances repaid by (made to) affiliates	(152,508)
Disposals of other long-term investments and collections of long-term receivables	(14,822)
Proceeds from sale of assets	3,147

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(819,574)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt	(43,149)
Issuance of long-term debt	493,567
Increase in common stock	6,461
Dividends paid by Coflexip S.A.	(21,627)
Treasury stock sold	474

NET CASH (USED) IN PROVIDED BY FINANCING ACTIVITIES	435,726
Effects of exchange rate changes on cash	(31,533)

NET INCREASE IN CASH AND CASH EQUIVALENTS	(385,600)
Cash and cash equivalents at beginning of year	598,781

CASH AND CASH EQUIVALENTS AT END OF YEAR	213,181

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	33,737
Income taxes	96,263

See notes to consolidated financial statements

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Description of business:

      Coflexip Stena Offshore is a subsea oil services Group providing a wide range of services (project management, engineering, procurement, subsea pipeline and umbilical laying, construction and maintenance work) and products (design and manufacture of flexible pipes, control umbilicals and Remote Operated Vehicles). Contracts are primarily conducted with oil and gas producers operating in the North Sea, Brazil, Asia Pacific and the Rest of the World.

Note 1 — Summary of significant accounting policies

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in France and comply with the “New principles and methodology relative to consolidated financial statements”, Regulation Number 99-02 of the French “Comité de la Réglementation Comptable”. This first application did not result in any significant effect on the consolidated financial statements for the years before 2001. Therefore, pro-forma consolidated financial statements are not required.

Principles of consolidation

      The consolidated financial statements include the accounts of Coflexip and all majority-owned subsidiaries. Investments in which ownership interest ranges from 20% to 50% and in which the Group exercises significant influence over operating and financial policies are accounted for using the equity method.

      Significant investments in which ownership interest is 50% and in which Coflexip has a joint control with a limited number of partners (“joint-ventures”) are accounted for under the proportionate method. Balances and transactions between fully consolidated companies are eliminated for consolidation purposes.

Translation of financial statements of foreign entities

      Under the Group’s accounting policy for foreign currency translation, each foreign entity’s results are measured in the currency in which that entity primarily conducts its business (the functional currency). The functional currency of all the Group’s foreign subsidiaries is the local currency with the exception of subsidiaries operating in Brazil where the U.S. dollar is the functional currency.

      When translating foreign functional currency financial statements to Euros, year-end exchange rates are applied to asset and liability accounts, while average annual rates are applied to income statement accounts. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity.

      Transactions denominated in currencies other than the entity’s functional currency are remeasured into the functional currency using current exchange rates. Gains or losses from remeasurement are included in income.

Contracts and revenue recognition

      The Group recognizes revenues and related costs of long-term product supply contracts and installation contracts using the percentage-of-completion method based on the relation that costs incurred to date bear to estimated total costs. Revenues include agreed claims for extra work and changes in contract scope. Revenues that exceed amounts invoiced to customers under the terms of the contracts are included in Contracts-in-progress in the balance sheet. Billings that exceed revenues recognized under percentage-of-completion are included in Advance billings on contracts.

      Most long-term contracts have provisions for progress payments. Contract price and cost estimates are reviewed periodically as the work progresses and any revision to estimates are reflected in income to the extent of the percentage of contract completion. There are no unbilled revenues, which will not be billed. Insurance coverage is obtained for certain claims under product warranties granted. Insurance premiums for product warranty coverage are charged to expense as contract revenue is recognized.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

      The Group also has short-term contracts and individually insignificant long-term contracts. Revenues from these contracts are recognized on the completed-contract method since the Group’s financial position and results of operations do not vary significantly from those, which would result from the use of the percentage-of-completion method.

      A contract is considered complete when all significant costs have been incurred and the installation is operating according to specifications or has been accepted by the customer. Prior to contract completion, costs incurred are included in the balance sheet under Contracts-in-progress and billings are included under Advance billings on contracts. For all contracts, provisions are made currently for known and anticipated losses.

Cash equivalents

      Cash equivalents consist of short-term investments with original maturities of less than three months when acquired. These securities are carried at cost, which approximates market value.

Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories

      Inventories are stated at the lower of cost or market value with cost determined on the weighted-average basis.

Property, plant, vessels and equipment

      Property, plant, vessels and equipment are stated at cost. Property, plant and equipment used by the Group under capital lease agreements are recorded in the balance sheet and in the income statement as if acquired by the Company with a credit facility.

      Property, plant, vessels and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which are as follows:

Land improvements	5 to 10 years
Buildings	15 to 20 years
Vessels	10 to 25 years
Machinery and equipment	3 to 8 years
Office furniture and equipment	5 to 10 years
Vehicles	3 to 5 years

      Repairs, maintenance and renewal costs, which do not materially prolong the useful life of an asset, are expensed as incurred. Dry-docking expenses on vessels are amortized evenly over the anticipated period between dry-dockings.

Intangible assets

      Goodwill, representing the excess of the purchase price over the fair value of net assets of businesses acquired, which is being amortized on a straight-line basis over the economic life, ranging from five to 25 years.

      Patents, trademarks and other intangible assets are depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from eight to 10 years.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Impairment of long-lived assets

      Long-lived assets (tangible and intangible assets including goodwill) are written-down when, as a result of events or changes in circumstances within the year, it appears that their recoverable value is less than their carrying value.

Research and development

      Research and development costs are expensed as incurred.

Government grants

      The Group receives government research grants, which are repayable; in the event the related research project proves to be successful. These research grants are recognized in income when the research project has been determined to be unsuccessful and conditions necessary for their receipt have been met. Grants received for research projects whose outcome has yet to be determined are reported as other long-term liabilities.

Income taxes

      The Group computes taxes on income in accordance with the tax rules and regulations of the taxing authorities where the income is earned. The Group provides for deferred income taxes on temporary differences between financial and tax reporting using the liability method under which deferred taxes are calculated applying currently legislated tax rates in effect when the temporary differences will reverse.

      The Group does not provide for deferred taxes on the undistributed earnings of its subsidiaries as these earnings are considered to be indefinitely reinvested or would not be taxed when remitted. Valuation allowances are recorded against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accrued liabilities and provisions

      The Group did not elect for early application of “Règlement 2000-6” from the French “Comité de la Réglementation Comptable” relating to the accounting for accrued liabilities and provisions.

Pension plans

      Pension contributions prescribed by local laws are expensed as incurred. As national organizations are responsible for pension payments, the Group has no additional liability for these plans.

      In France, legislation requires that lump sum retirement indemnities be paid to employees based upon their years of service and compensation at retirement. The actuarial liability of this obligation is included in other long-term liabilities.

Earnings per share

      Basic earnings per share is calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the average number of common shares outstanding assuming dilution, the calculation of which assumes that the average outstanding stock-options are exercised during the period and the proceeds used by the Group to purchase shares at the average market price for the period.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Financial instruments

      All financial instruments held by the Group are for hedging purposes. The Group does not hold financial instruments for trading on speculative purposes. All financial instruments are off balance sheet items and therefore have no carrying value.

      Accordingly gains and losses from changes in fair values are deferred. Gains or losses upon settlement of derivative positions when the underlying transaction occurs are recognized in the income statement or recorded as part of the underlying asset or liability as appropriate depending on the circumstances. Excluding certain interest rate swaps, all financial instruments have initial terms of less than two years and all underlying transactions are expected to occur within two years.

Note 2 — Acquisitions and Disposal

Acquisitions for the year ended December 31, 2001

      On January 2001, the Group acquired the Aker Maritime Deepwater Division (CSO Deepwater Division Aker Maritime) for U.S.$513 million in cash plus the repayment of U.S.$142 million in current accounts of former shareholders. The acquisition price is subject to various price adjustment mechanisms based on the December 31, 2000 consolidated financial statements of the Deepwater Division. Since the implementation of these price adjustment mechanisms is still under discussion with the seller, the Company did not anticipate any favorable outcome of this proceeding in its consolidated financial statements at December 31, 2001. Should this procedure reduce the purchase price of the Deepwater Division, the Group would make a corresponding adjustment to the balance sheet reflecting the revised acquisition goodwill.

      To finance this acquisition, the Group expended approximately U.S.$285 million of its cash and borrowed U.S.$370 million in bank debt pursuant to a short-term credit agreement, which was refinanced in June 2001 with a five year syndicated credit facility for an amount of US$350 million.

Unaudited pro forma financial information

      The unaudited pro forma financial information for 2000 is presented for informational purposes only and is not necessarily indicative of what the financial position or results of operations of the new Group Coflexip Stena Offshore / Aker Maritime Deepwater would have been if these transactions had occurred at January 1 or December 31, 2000, nor does it purport to be indicative of future financial position or results of operations.

      The unaudited pro forma financial information has been prepared in accordance with French GAAP. This data should has been prepared from and should be read in conjunction with the audited financial statements of Coflexip Stena Offshore prepared under French GAAP, which are included in this document.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEETS

	Years ended December 31,

	2001	Pro-forma	CSO
	Unaudited	2000	2000

	(Amounts in thousands of EUR,
	except per Share data)
ASSETS
Current assets
Cash and cash equivalents	213,181	366,429	598,781
Trade accounts receivable	365,124	261,129	192,990
Contracts-in-progress	104,280	76,875	72,677
Inventories	102,859	83,897	79,816
Deferred income taxes	39,641	33,687	32,075
Prepaid expenses and other current assets	86,377	85,173	64,820

Total current assets	911,462	907,189	1,041,159

Investments in and advances to companies under the equity method	—	153	—
Other long-term investments and receivables	17,019	4,230	3,770

Investments and other assets	17,019	4,383	3,770

Property, plant, vessels and equipment	689,129	601,990	502,240

Intangible assets	517,400	667,983	52,024

Total assets	2,135,010	2,181,546	1,599,193

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	32,768	29,117	7,623
Current portion of long-term debt	48,079	28,091	28,090
Trade accounts payable	212,257	139,607	81,430
Advance billings on contracts	115,357	142,257	93,433
Other current liabilities	337,219	433,572	365,176

Total current liabilities	745,680	772,643	575,752

Long-term debt	487,227	424,992	48,556
Deferred income taxes	21,066	15,268	21,099
Other long-term liabilities	58,316	47,786	34,757

Total long-term liabilities	566,609	488,046	104,412

Minority interests	15,152	14,828	13,000
Common stock
EUR 1.60 par value at December 31, 2001;
EUR 1.60 par value at December 31, 2000;
Authorized and issued:
18,862,388 shares at December 31, 2001;
18,685,759 shares at December 31, 2000;
Additional paid-in capital and treasury stock	286,415	283,250	283,250
Retained earnings	517,261	316,190	316,190
Net income for the year	(105,320)	222,697	222,697
Foreign currency translation adjustment	79,033	53,995	53,995

Total shareholders’ equity	807,569	906,029	906,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,135,010	2,181,546	1,599,193

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,

	2001	Pro-forma	CSO
	Unaudited	2000	2000

	(amounts in thousands,
	except per share data)
Net operating revenues	1,898,820	1,455,032	1,064,556
Cost of operations	(1,513,044)	(1,103,812)	(756,532)
Depreciation and amortization	(274,179)	(144,275)	(94,880)
Selling, general and administrative expenses	(163,230)	(172,153)	(104,291)

OPERATING INCOME	(51,633)	34,791	108,853

Interest and other financial income	22,255	34,596	30,660
Interest and other financial expense	(33,564)	(39,450)	(11,745)
Net foreign exchange gains/(losses)	1,315	695	695
Other income	—	11,686	10,400
Capital gain on sale of Caldive	—	167,400	167,400
Equity income of investees	(826)	(535)	2,672
Minority interest	(98)	(7,866)	(401)

INCOME BEFORE INCOME TAXES	(62,551)	202,386	308,534

Income taxes	(42,769)	(58,227)	(85,837)

NET INCOME	(105,320)	144,160	222,697

      The audited financial statements of Aker Maritime Deepwater at December 31, 2000 are prepared in U.S. dollars and have been restated in euro using the average exchange rate of € 1.00 = 0.9215 U.S.$.

     Basis for presentation

      The unaudited consolidated balance sheet at December 31, 2000 and the unaudited consolidated income statement for the year ended December 31, 2000 give effect to the combination of Coflexip Stena Offshore and the Aker Maritime Deepwater Division under the purchase method of accounting. The unaudited consolidated income statement for the year ended December 31, 2000 has been prepared as if the acquisition of the Aker Maritime Deepwater Division had occurred on January 1, 2000. The unaudited consolidated balance sheet at December 31, 2000 has been prepared as if this transaction had occurred at December 31, 2000.

      Purchase price of the Aker Maritime Deepwater Division — The main pro forma adjustments are as follows:

1.	Residual goodwill of € 566 million upon completion of the purchase price allocation.

2.	Additional € (18) million interest expenses for the year ended December 31, 2000 relating to the financing and long-term refinancing of this transaction, based on a Libor+0.5% interest rate (before income tax effect of € 6 million).

3.	Pro forma goodwill amortization and depreciation resulting from the goodwill allocation on identified assets: theses adjustments relate to:

•	the estimated amortization of the goodwill on the Aker Maritime Deepwater Division for the year ended December 31, 2000, using the straight-line method over a period of 25 years: € 23 millions;

•	reversal of the goodwill amortization recorded by the Aker Maritime Deepwater Division: € 2 millions;

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

•	preliminary estimated additional depreciation of revalued identified assets for the year ended December 31, 2000, computed on a 10 year period: € 5 million, not including a € 2 million favorable deferred tax income.

4.	Deferred income taxes

      Deferred income taxes resulting from the purchase price allocation on identified assets of the Aker Maritime Deepwater Division have been determined in accordance with the geographical location of these assets. The income tax rate used is 35%. Income taxes relating to the financing costs have been computed on the basis of the income tax rate applicable in the United States and in France (35% and 36%, respectively).

     Disposal for the year ended December 31, 2001

      No significant disposal occurred in 2001.

Note 3 — Trade accounts receivable

December 31,
2001
Unaudited

In thousands
of EUR
Trade accounts receivable	371,267
Less: allowance for doubtful accounts	(6,143)

Trade accounts receivable — net	365,124

      The market for the Group’s services is the offshore oil and gas industry, and the Group’s customers consist primarily of major well-established oil and gas producers.

      For all customers, credit is extended based upon an evaluation of the customer’s financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and have consistently been within management’s expectations.

      The Group’s sole customer in Brazil, Petrobras, is a major oil and gas producing company. Receivables from Petrobras amounted to EUR 33,269 thousand at December 31, 2001. Due to the individual significance of certain long-term contracts, receivables from other customers may represent a significant portion of trade accounts receivable at any given time.

Note 4 — Contracts-in-progress, advance billings on contracts

		Advance
	Contracts	billings
	in Progress	on contracts

	In thousands of EUR
December 31, 2001 (Unaudited)
Percentage of completion method	99,097	94,254
Completed contract method	5,183	21,103

Total	104,280	115,357

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 5 — Inventories

December 31,
2001
Unaudited

In thousands
of EUR
Raw materials	51,180
Work in progress	40,072
Finished goods	20,942
Less: valuation allowances	(9,335)

Net inventories	102,859

Note 6 — Investments in and advances to companies under the equity method

      The Group holds no investments accounted for under the equity method at December 31, 2001.

Note 7 — Property, plant, vessels and equipment

	For the year ended December 31, 2001 (Unaudited)

		Business			Changes in
	Balance at	acquisitions			exchange	Balance at
	beginning	and	Additions		rates and	end of
	of period	disposals	at cost	Disposals	transfers	period

	In thousands of EUR
Cost
Land	6,263	232	—	—	9,526	16,021
Buildings and land improvements	83,005	57,348	3,439	—	3,563	147,355
Vessels	384,338	—	117,217	(311)	133,410	634,654
Machinery and equipment	360,391	52,910	41,958	(10,183)	57,704	502,780
Assets under construction	138,990	(4,374)	13,181	(4)	(139,179)	8,614
Other assets	64,613	2,548	3,052	(679)	(42,598)	26,936

Total cost	1,037,600	108,664	178,847	(11,177)	22,426	1,336,360

Accumulated depreciation
Buildings and land improvements	49,839	—	10,346	—	3,134	63,319
Vessels	198,381	—	37,914	—	2,837	239,132
Machinery and equipment	241,368	—	42,211	(4,676)	37,648	316,551
Other assets	45,772	—	6,379	(934)	(22,988)	28,229

Total accumulated depreciation	535,360	—	96,850	(5,610)	20,631	647,231

Net book value	502,240	108,664	81,997	(5,567)	1,795	689,129

      Included above are buildings recorded under capital leases for a total cost EUR 13,989 thousand at December 31, 2001 and a net book value of EUR 3,889 thousand at December 31, 2001.

      Vessels include capital leases for a total cost of EUR 133,765 thousand at December 31, 2001 and a net book value of EUR 18,979 thousand at December 31, 2001.

      Machinery and equipment include assets recorded under capital leases for a total cost of EUR 0 thousand at December 31, 2001 and a net book value of EUR 0 thousand at December 31, 2001.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

      Included in cost of operations is an amount of EUR 25,070 thousand in 2001 representing repairs and maintenance expense.

Note 8 — Intangible assets

December 31,
2001
Unaudited

In thousands of EUR
Goodwill	678,574
Patents, trademarks and other intangible assets	59,283

Total	737,857
Less: accumulated amortization	(220,457)
Intangible assets — net	517,400

      On January 2001, the Group completed the acquisition of the Aker Maritime Deepwater Division (CSO Deepwater Division Aker Maritime). At December 31, 2001, the Company recognized a residual goodwill on this acquisition of € 589,967 thousand following its purchase price allocation process under which an estimated amount of € 51,401 thousand has been allocated to other intangible assets. This residual goodwill is amortized over 25 years. Amortization for year ended December 31, 2001 amounts to € 23,583 thousand.

      As a result of its analysis on the projected profitability of the Aker subsidiaries, the Company decided to record a € 144,769 thousand additional amortization of the goodwill on Aker. This impairment of assets has been computed using the discounted future cash flows methodology.

Note 9 — Long-Term Debt

      The analysis of long-term debt is presented as follows:

Analysis of long-term debt by currency

December 31,
2001
Unaudited

In thousands
of EUR
Euro	80,692
U.S. dollar	432,803
British Pound	8,289
Other currencies	13,522

Total	535,306

Less: amounts due within one year (excluded convertible notes)	(48,079)

Long-term debt	487,227

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Analysis of long-term debt by annual maturities

December 31,
2001
Unaudited

In thousands
of EUR
2002	48,080
2003	30,658
2004	25,683
2005	18,073
2006	412,767
2007 and thereafter	45

Total	535,306

Analysis of long-term debt by interest rate

December 31, 2001
Unaudited

In thousands of EUR
Below 7.5%	135,314
7.5 to 10%	5,343
10% and over	10,015
Variable rates (effective rate December 31, 2001 — 2.86%	384,634

Total	535,306

      At December 31, 2001, the line item “Below 7.5%” includes EUR135,028 thousands of debts with variable rates. These variable rate debts are covered by swaps guaranteeing fix rates from 4.53% to 6.37%.

      As of December 31, 2001, an amount of 135,028 thousands of euro corresponding to debt with variable rate swapped at fixed rates ranging from 4.53% to 6.37% (spread excluded) was included in the line “interest rate below 7.5%”. This amount included principally an interest swap concluded in 2001 with a nominal value of USD 109 million and a maturity date in 2006; such swap was designated as a hedge of the variable interest rate of a portion of the debt related to the acquisition of CSO Aker Maritime Deepwater.

      The weighted average interest rate on bank overdrafts was 3.11 % at December 31, 2001 (6.39 % at December 31, 2000).

Analysis by type of debt

	At December 31, 2001
	Unaudited

	Secured	Unsecured	Total

	In thousands of EUR
Capital lease obligations	5,457	—	5,457
Bank	32,739	488,310	521,049
Other	—	8,800	8,800

Total	38,196	497,110	535,306

      In January 2001, the Group completed the acquisition of the CSO Aker Maritime Deepwater Division for U.S. $513 million plus the repayment of a debt of U.S. $142 million. To finance this acquisition, the Group

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

expended approximately U.S.$285 million of its cash and borrowed U.S.$370 million in bank debt pursuant to a short-term credit agreement. This short-term borrowing was refinanced in 2001 with a five year syndicated credit facility for an amount of US$350 million, fully reimbursable at maturity on June 26, 2006, and by a syndicated credit line of US$70 million reimbursable in 5 years. As of December 31, 2001 the syndicated credit facility of US$350 million has been fully used and EUR75 million has been drawn down on the credit facility of US$70 million in order to refinance the remaining acquisition debt, as well as capital and operating expenditures.

      At December 31, 2001, the outstanding amount due under the facility in place with a syndicate of Banks in order to finance the Sunrise 2000 represents USD 18,651 thousand. In addition, the Group has also an available USD 7.5 million credit facility for the Sunrise 2000.

      At December 31, 2001, obligations under capital lease agreements of the Group are secured by cash deposits in an amount of EUR 2,726 thousand and related to the CSO Wellservicer.

      In addition, at December 31, 2001, the Group had EUR 100,825 thousand of available borrowings under long-term credit facilities as well as a further EUR 99,568 thousand available under short-term facilities.

Note 10 — Fair values of financial instruments

      It is the policy of the Group to finance the main strategic investments on a fixed rate basis either directly through fixed rate based facilities or through interest swap agreements to hedge the exposure to future increase in interests rates. All the transactions entered into by the Group are hedging operations. The Group does not enter into any speculative transactions.

      In certain circumstances, however, and particularly when interest rates are declining, in order to optimize its exposition to fluctuations in interest rates, the Group may accept to keep a portion of its debt at variable rate. All short term credit lines are however at variable rate. As of December 31, 2001, the portion of the debt of the Group with variable interest rate amounted to 384.6 million of euro.

      The strategy of the Group is also to minimize the exposure to currency fluctuations as soon as contracts are signed.

      In addition, the Group signs multi-currency contracts in order to optimize the allocation by currency of contract revenues with its costs structure.

      Subsidiaries purchase forward foreign exchange contracts to hedge the estimated margin on contracts signed in a currency other than the functional currency of the entity concerned.

      The following methods and assumptions were used by the company in estimating its fair value disclosures for financial instruments in accordance with the SFAS No. 107:

      Long-term debt: The fair values of the Group’s long-term debt are estimated using discounted cash flow analyses, based on the Group’s current incremental borrowing rates for similar types of borrowing arrangements.

      Foreign currency exchange contracts: The fair values of the Group’s foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts, adjusted through interpolation when necessary for maturity differences.

      Short-term debt: The carrying amount of the Group’s borrowings under its short-term revolving credit agreements approximates their fair value.

      Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

      Foreign currency exchange contracts and interest rate swaps are off-balance-sheet hedging instruments and therefore have no carrying value.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

      Gains and losses related to hedging instruments are recognized in earnings when the transaction occurs. The Group does not enter into financial instruments for trading or speculative purposes.

      The carrying amounts and fair values of the Group’s financial instruments are as follows:

	At December 31, 2001
	Unaudited

	Carrying or
	Notional	Estimated
	Amount	Fair value

	In thousands of EUR
Balance-sheet instruments
Long-term debt	535,306	537,455
Off balance-sheet instruments
Interest rate swaps	138,314	1,752
Currency forwards	322,087	(7,190)
Currency options	—	—

Note 11 — Income taxes

      The income tax charge taxes consists of:

December 31,
2001
Unaudited

In thousands
of EUR
Current income taxes
French	8,060
Foreign	32,860

40,920

Deferred income taxes
French	(2,797)
Foreign	(3,186)

Gross deferred taxes	(5,983)

Deferred tax assets depreciation	(7,831)

Net deferred taxes	1,848

Total	42,768

      On the basis of its future expected results, the Group recorded in 2001 a 7 U.S.$ million depreciation on deferred income tax assets accounted for by its subsidiaries in the United States.

      Under the law enacted in December 2001, the French tax rate has decreased from 37.76% to 36.23%. This decrease applies to income for years ended after 31 December 2000. The impact of this lower percentage is an increase on current income taxes of EUR 947 thousand.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

      Deferred income taxes result from the tax effect of temporary differences between the financial reporting and tax bases of the Group’s assets and liabilities. Deferred income taxes include the following significant components:

Year ended
December 31,
2001

In thousands
of EUR
Profit in inventory	476
Long-term contracts and related provisions	9,828
Net operating loss carry-forward	(4,054)
Capital leases	371
Other	(4,773)

Deferred income taxes	1,848

      The Group’s tax expense varies from the French statutory tax rate as a result of the following factors:

Year ended
December 31,
2001
Unaudited

In thousands
of EUR
Statutory tax rate	(22,426)
Equity income of investees	(300)
Non deductible depreciation and amortization charge	61,772
Deferred taxes depreciation	7,831
Adjustments for foreign income taxes different from the French statutory tax rate	(10,647)
Other items — net	6,538

Effective tax	42,768

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

      Analysis of the net deferred tax liabilities and assets is as follows:

December 31,
2001
Unaudited

In thousands
of EUR
Gross deferred tax assets
Profit in inventory	1,418
Long-term contracts	14,707
Capital leases	567
Net operating loss carry-forwards	52,343
Difference between accumulated depreciation and capital allowance on owned assets	2,927
Employee benefit	2,557
Other	16,838

Gross deferred tax assets	91,357

Less: valuation allowance	(23,376)

Total deferred tax assets, net	67,981

Deferred tax liabilities
Difference between accumulated depreciation and capital allowance on owned assets	36,791
Capital leases	4,946
Long-term contracts	1,694
Other	5,975

Gross deferred tax liability	49,406

Net deferred tax	18,575

Reflected on consolidated balance sheet
Current deferred tax assets, net	39,641
Current deferred tax liabilities, net	21,066

Net deferred tax assets (liabilities)	18,575

      In accordance with provisions of the French tax code, effective January 1, 1993, Coflexip S.A. elected to file a consolidated tax return for French subsidiaries in which the Group holds an interest of more than 95% from the beginning of the year.

      Beginning January 1, 2002, Coflexip SA and its French subsidiaries are consolidated in Technip-Coflexip’s tax return.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 12 — Other liabilities

      Other current liabilities consist of the following:

December 31,
2001
Unaudited

In thousands
of EUR
Income and other taxes payable and accrued payroll costs	75,746
Accrued contract costs and provisions	139,642
Accrued payables	83,832
Suppliers of fixed assets	6,549
Other creditors	31,450

Other current liabilities	337,219

      Other long-term liabilities consist of the following:

December 31,
2001
Unaudited

In thousands
of EUR
Government research grants	6,702
Provision for drydocking	14,743
Employee profit sharing scheme	7,181
Retirement indemnities	8,760
Minority interests (reclassified in shareholders’ equity)	—
Other liabilities	20,930

Other long-term liabilities	58,316

Note 13 — Common stock and redeemable notes

      Coflexip S.A.’s common stock at December 31, 2001 is made up of 18,862,388 fully paid ordinary shares, each with a par value of EUR 1.60. In 2001, Coflexip’s shares of common stock increased as the result of issuance of 176,629 fully paid ordinary shares (stock-option exercised), which increased the shares of common stock of Coflexip SA from EUR 29,897,214.40 to EUR 30,179,820.80.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Stock options

      A summary of Coflexip’s stock option activity, and related information at December 31, 2001 follows:

	2001
	Unaudited

		Weighted
		average
		exercise
	Number	price
	of options	per share

Outstanding — Beginning of year	504,976	EUR 68
Granted	214,415	EUR 154
Exercised	(191,829)	EUR 36
Forfeited	(18,318)	EUR 128

Outstanding — end of year	509,244	EUR 114

      In connection with these stock option plans, Coflexip held 34,415 of its shares at December 31, 2001, and 49,615 of its shares at December 31, 2000 respectively.

      The following table summarizes information concerning outstanding and exercisable options at December 31, 2001 (contractual life in year, exercise price in euros):

			Remaining
	Year	Exercise	contractual	Number	Number
	of grant	price	life	outstanding	exercisable

Plan 9.2	1997	47.35	5.43	67,043	67,043
Plan 9.3	1998	123.70	6.43	117,950	117,950
Plan 10	1999	76.61	7.95	121,336	121,336
Plan 11	2001	154.27	9.22	202,915	—

      Stock-options generally vest from two years from the date of grant. The weighted average remaining contractual life of those options is 7.8 years.

Note 14 — Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings (loss) per share:

2001
Unaudited

In thousands
of EUR
Numerator:
Numerator for basic earnings per share — Net income available to common stockholders	(105,320)

Numerator for diluted earnings per share — Net income available to common stockholders after assumed conversions	(105,320)

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

2001
Unaudited

In thousands
of EUR
Denominator:
Denominator for basic earnings per share in circulation —
Weighted-average shares	18,767,950
Effect of dilutive securities:
Stock options	221,367

Dilutive potential common shares	221,367

Denominator for diluted earnings (loss) per share — Adjusted weighted-average shares and assumed conversions	18,989,317

Basic Earnings per share in circulation (in Euros)	(5.61)

Diluted Earnings per share in circulation (in Euros)(*)	(5.61)

(*)	As a consequence of the 2001 loss, basic and diluted earnings per share are similar as the exercise of stock options would be anti-dilutive.

Note 15 — Research and Development

      Included in other operating expenses is net research and development expense as follows:

2001
Unaudited

In thousands
of EUR
Research and development expenditures	19,938
Government grants recognized in income	(116)

Net research and development expense	19,822

Note 16 — Personnel (unaudited)

      The number of personnel employed by Coflexip S.A. and consolidated subsidiaries during the year was as follows:

2001
Unaudited

France	888
Brazil	722
United States of America	1,741
United Kingdom	2,565
Finland	890
Norway	147
Africa	98
Asia Pacific	278

Total	7,329

      The number of employees includes the sub-contracted workforce for 1,497 in 2001.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 17 — Analysis by Geographic Zone

Disclosures about segments and related information

      Effective, January 1, 1998, the Group adopted Financial Accounting Standard Board’s Statement of Financial Accounting Standards No 131, Disclosures about Segments of an Enterprise and Related Information. Reportable segments derive their revenue from the manufacture of offshore flexible pipes used for the transportation of oil and gas, integrated offshore construction services, installation of flexible and rigid pipes, inspection, repair and maintenance services, installation of Floating Production Storage and Offloading systems (FPSOs), manufacture of ROVs that support subsea construction activities.

      The Group has five reportable segments: North Sea, Brazil, Asia Pacific, Aker Division and Rest of World. The Group evaluates and manages performance on a project by project basis, from manufacturing step to selling step. The analysis of the performance of each reportable segment is based on the EBITDA (earnings before interests and taxes from operations before depreciation and amortization and before corporate allocations) of the projects sold in each geographic area.

      The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. As assets are not managed on a segment basis for internal purposes, no information is provided about segment assets and amortisation expenses. Interest expense and income and income taxes are reviewed at group level; no disclosure is reported by segment.

      One customer accounted for 15% of net operating revenues in 2001. In 2001, two other customers accounted for 12% and 9% of net operating revenues, respectively.

Measurement of segment profit or loss by location of management units:

      The following tables present net operating revenues, EBITDA (Earnings Before Interests, Taxes and Depreciation and Amortization), and operating income.

      Operating income represents net operating revenues and other operating income less operating costs and expenses of the geographic zone or industry segment excluding general corporate expenses. General corporate expenses include group management, financing and marketing activities, as well as research and development.

	For the year ended and at December 31, 2001 (Unaudited)

			Asia		Rest of		Consolidated
	North Sea	Brazil	Pacific	Aker	World	Eliminations	Total

	In thousands of EUR
Revenues from external customers	619,981	176,282	78,154	660,977	363,425	—	1,898,820
Intersegment revenues	24,211	—	1,420	—	3,878	(29,509)	—

Total Revenues	644,192	176,282	79,574	660,977	367,303	(29,509)	1,898,820

Segment Profit and Loss EBITDA	154,124	62,116	19,299	(3,036)	40,676		273,179

General Corporate Expenses							(50,633)

Segment Profit and Loss EBITDA							222,546

Depreciation							(274,179)

Operating income							(51,633)

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

     Measurement of segment profit or loss by location of subsidiary:

      The following table presents net operating revenues, operating income and identifiable assets by geographical zone (by location of subsidiary):

	For the year ended and at December 31, 2001 (Unaudited)

				Asia	Rest of		Consolidated
	France	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from unaffiliated customers	201,082	858,503	85,668	65,305	688,262		1,898,820
Revenues between geographic zones	79,842	184,325	4,882	1,536	33,376	(303,961)

Net operating revenues	280,924	1,042,828	90,550	66,841	721,638	(303,961)	1,898,820

Operating income
(before corporate expenses)	41,885	(70,026)	9,338	29,975	(12,172)		(1,000)
General corporate expenses							(50,633)

Operating income							(51,633)

Tangible assets	1,174,408	374,883	124,060	28,836	432,823		2,135,010

Note 18 — Commitments and contingencies

     Performance guarantees and contract warranties

      Contract performance guaranteed by the Group by way of bank guarantees amounted to EUR 135,092 thousands at December 31, 2001.

      The total warranties directly issued by the Group on commercial contracts amounted to EUR 1,361,041 thousands at December 31, 2001.

     Leases

      The Group leases office space, machinery, vessels and equipment, data processing equipment, vehicles and other items of personal property under leases expiring at various dates during the next ten years. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

     Rental

      Rental expense in 2001 was EUR 37,332 thousand (including rental expenses of vessels for a total amount of EUR 17,621 thousand).

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

      At December 31, 2001, minimum rental commitments under all capital leases and operating leases for future years are as follows:

	Capital	Operating
	leases	leases

	In thousands of EUR
2002	1,830	37,343
2003	1,866	35,258
2004	1,867	25,266
2005	952	23,215
2006		20,503
2007 and thereafter		51,310

Total minimum lease payments	6,515	192,895
Less: amounts representing interest	(1,101)	—

Present value of net minimum lease payments	5,414	—

      During 2001, no new capital lease obligation was incurred.

Legal proceedings, claims and other contingencies

      The Group entered in negotiations with Petrobras in early 1999 regarding certain commercial disputes related to the financial crisis affecting Brazil, and which concern, notably, the application of dollar indexation clauses in local supply contracts.

      The operating income has been favorably impacted in 1999 up to EUR 19.1 million by the positive conclusion of certain of these commercial negotiations with Petrobras.

      The Group is involved in various claims from customers and legal proceedings. These cases are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Group. These claims have been provided for under “accrued contract costs and provisions (see note 12) when a loss is considered probable and can be reasonably estimated.

      Acquisition by Coflexip of the Aker Maritime ASA Deepwater Division: following this acquisition, Coflexip notified Aker Maritime, that under the price adjustment provisions of the Share Purchase Agreement, it was entitled to a U.S.$136.7 million reduction in the purchase price of the Deepwater Division. In accordance with the price adjustment mechanisms stipulated in the contract, an independent auditor will assess this claim before it is finalized. At December 31, 2001, the selection of the auditor is the subject of an arbitral proceeding between Aker Maritime and Coflexip. Coflexip expects to conclude this arbitral proceeding during fiscal year 2002. Should this procedure reduce the purchase price of the Deepwater Division, Coflexip would make a corresponding adjustment to the balance sheet reflecting the revised acquisition goodwill.

      McNulty Offshore (a Coflexip’s subsidiary since the acquisition of the Deepwater Division from Aker Maritime), as a party to an alliance contract entered into in 1996, has been involved in a dispute with a customer relating to the performance of its contract. The customer filed a counter-claim with the Court against McNulty Offshore. When acquiring the Deepwater Division, Coflexip has received specific warranties on the outcome of this dispute and consequently believes that it will not incur material liabilities in connection with these claims for which no provision has been recorded.

      On December 21, 2001, a French company filed a complaine with the Tribunal de Commerce de Versailles against Coflexip, Coflexip Stena Offshore Limited and Coflexip Stena Offshore. The claim alleges that Coflexip breached several confidentiality agreements. This company also brought an action in the court in Scotland against Coflexip for infringement of a patent related to “pipe-in-pipe” technologies. On the basis of the available

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

information, Coflexip believes that these allegations are unfounded and that its exposure is not material. Consequently, no provision has been recorded in relation to these actions.

Note 19 — Related Party Transactions

      In 1974, Coflexip entered into a licensing contract with the Institut Français du Pétrole (”IFP”), a French research and development organization which holds a controlling interest in ISIS, a principal shareholder of Coflexip. Pursuant to the contract, the Group is entitled to use certain IFP technology and know-how in exchange for the payment of royalties.

      The contract does not expire until Coflexip ceases to manufacture and sell products based on IFP technology and know-how. Royalties due to the IFP amounted to EUR 2,952 thousand in 2001.

      The Group purchases certain specialized plastics required for manufacturing flexible pipe from ATOFINA S.A., a significant supplier and a 99%-owned subsidiary of TotalFinaElf. The purchase contract for such plastics was initially entered into on an arm’s-length basis and was renewed in 2000 on arm’s-length terms. Purchases from ATOFINA S.A. amounted to EUR 13,967 thousand in 2001.

      The Group manufactures flexible pipe and provides installation services to engineering subsidiaries of Technip, the main shareholder of Coflexip. Net operating revenues from these companies amounted to EUR 5,130 thousand in 2001.

      At December 2001, Coflexip obtained from Technip-Coflexip € 75 million borrowing. Interest expenses related to this borrowing amounted to € 96 thousand in 2001.

Note 20 — Customer Backlog (Unaudited)

      The Group had firm unfilled customer orders (“backlog”) for its products and services of approximately EUR 1,887 million at December 31, 2001. An order is generally completed within one to three calendar years following the year in which it is placed.

Note 21 — Subsequent Events

      No significant event occurred as of today.

Note 22 — List of principal consolidated subsidiaries and equity accounted companies

		Percentage of
		interest in
Consolidated Companies	Location	consolidation

Coflexip	Paris, France	Parent Company
Cofleximmo	Paris, France	100
Coflexip Stena Offshore Deep Water	Paris, France	100
Angoflex	Paris, France	100
Coflexip Stena Offshore International	Boulogne Billancourt, France	100
Coflexip Developpement	Boulogne Billancourt, France	100
Coflexip Stena Offshore N.V	Amsterdam, Netherlands	100
Coflexip Stena Offshore Contracting BV	Amsterdam, Netherlands	100
Coflexip Stena Offshore Holdings Ltd	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ltd	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ships One Ltd	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ships Three Ltd	Aberdeen, United Kingdom	100
Coflexip U.K. Stena Offshore Holdings Ltd	Aberdeen, United Kingdom	100

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

		Percentage of
		interest in
Consolidated Companies	Location	consolidation

Coflexip U.K. Ltd	Aberdeen, United Kingdom	100
Perry Slingsby, Ltd	Aberdeen, United Kingdom	100
DUCO Ltd	Newcastle, United Kingdom	100
Captain Franck Mc Nulty and sons	Aberdeen, United Kingdom	90
Genesis Oil and Gas Consultants Ltd	Aberdeen, United Kingdom	100
Mc Nulty Offshore Ltd	Aberdeen, United Kingdom	90
Coflexip International Norge AS	Oslo, Norway	100
Coflexip Stena Offshore Norge AS	Oslo, Norway	100
Coflexip Stena Offshore AS	Lysaker, Norway	100
Coflexip Stena Offshore U.S.A. Holding Inc	Houston, TX, U.S.A	100
Coflexip Stena Offshore Services Inc	Houston, TX, U.S.A	100
DUCO Inc	Houston, TX, U.S.A	100
Coflexip Maritime Inc	Houston, TX, U.S.A	100
CSO Aker Maritime Inc	Houston, TX, U.S.A	100
CSO Aker Engineering Inc	Houston, TX, U.S.A	100
CSO Aker Marine Contractors Inc	Houston, TX, U.S.A	100
Deep Oil Technology Inc	Houston, TX, U.S.A	50
Genesis Oil and Consultants Inc	Houston, TX, U.S.A	100
Spars International Inc	Houston, TX, U.S.A	50
Perry Slingsby, Inc	Jupiter, Florida, U.S.A	100
R.J. Brown Deepwater, Inc	Houston, TX, U.S.A	100
Coflexip Stena Offshore Newfoundland	St John’s, Newfoundland, Canada	100
Stena Offshore (Jersey) Ltd	Jersey	100
Coflexip Stena Offshore (Mauritius) Ltd	Mauritius	100
Flexservice N.V	Dutch West Indies	100
Sunflex Offshore N.V	Dutch West Indies	100
Flexone N.V	Dutch West Indies	100
Brasflex	Rio de Janeiro, Brazil	100
Brasflex Overseas	Virgin Islands	100
Sea Oil	Cayman Islands, British West Indies	100
Flexibras	Vitoria, Brazil	100
Sigma	Vitoria, Brazil	100
Marflex	Rio de Janeiro, Brazil	100
Coflexip Stena Offshore Asia Pacific PTY Ltd	Perth, Australia	100
Coflexip Stena Offshore PTY Ltd	Perth, Australia	100
Coflexip Stena Offshore Maritime Pty Ltd	Perth, Australia	100
Coflexip Stena Offshore Oil and Gas Pty Ltd	Perth, Australia	100
Genesis Oil and Gas Consultants Pty Ltd	Perth, Australia	100
South East Asia Marine Engineering & Construction Ltd	Calcutta, India	58.2
Coflexip Stena Offshore Aker Rauma Inc	Finland	100
Mantyluoto Works OY	Finland	100
PI Rauma OY	Finland	50
CSO Singapour	Singapour	100
Gulf Marine Fabricators Inc.	Houston, TX, U.S.A.	100
CSO Aker Maritime Pty Ltd.	Australia	100

THE COFLEXIP STENA OFFSHORE GROUP

REPORT OF INDEPENDENT AUDITORS

      To the Board of Directors and Shareholders of Coflexip, S.A.

      We have audited the accompanying consolidated balance sheets of Coflexip, S.A. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States and France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coflexip, S.A. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in France and in the United States.

Ernst & Young Audit

Represented by John Mackey

Paris, France

March 21, 2001

THE COFLEXIP STENA OFFSHORE GROUP

FINANCIAL HIGHLIGHTS
(in thousands except per share data and number of employees)

	2000	2000	1999	1998

	USD(1)	EUR	EUR	EUR (2)
INCOME STATEMENT
Net operating revenues	978,753	1,064,556	1,017,026	1,143,681
Operating income	100,079	108,853	136,931	149,726
Income before income taxes	283,666	308,534	140,531	155,584
Net income	204,748	222,697	89,610	96,558
Diluted Earnings per share(3)	10.84	11.79	4.93	5.49
Diluted Earnings per ADS(3)	5.42	5.90	2.46	2.74

BALANCE SHEET
Share capital	27,487	29,897	29,750	24,157
Shareholder’s equity	833,003	906,029	699,280	469,005
Long-term debt (excluding current portion)	44,642	48,556	61,895	132,510
Total long-term assets	513,056	558,034	533,432	470,150
Total assets	1,470,298	1,599,193	1,336,010	1,127,847

Backlog (unaudited)	855,961	931,000	472,000	861,000
Dividend per share	1.07	1.16	1.16	1.16
Number of employees(4) (unaudited)	4,214	4,214	3,829	4,039

(1)	U.S. dollar equivalent are provided for reader convenience at August 22, 2001 exchange rate of EUR 1 = USD 0.9194 (see Note 1 of the consolidated statements). No representation is made that the French franc or euro could have been, or could be, converted into U.S. dollars at this or any other rate.

(2)	1998 balances were restated from French francs to Euros using the exchange rate as of January 1, 1999: EUR 1 = FF 6.55957.

(3)	On a diluted basis, the average number of shares was: 18,891,262 in 2000 (37,782,524 ADS), 18,754,551 in 1999 (37,509,102 ADS), 18,433,712 (36,867,424 ADS) in 1998.

(4)	Includes the sub-contracted workforce (1,462 persons in 2000, 1,184 persons in 1999 and 1,349 persons in 1998) (unaudited).

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except per Share data)

	December 31,

	2000	2000	1999

	USD (1)	EUR	EUR
ASSETS
Current assets
Cash and cash equivalents	550,519	598,781	404,479
Trade accounts receivable (Note 3)	177,435	192,990	203,573
Contracts-in-progress (Note 4)	66,819	72,677	66,300
Inventories (Note 5)	73,383	79,816	63,338
Deferred income taxes (Note 11)	29,490	32,075	28,652
Prepaid expenses and other current assets	59,596	64,820	36,236

Total current assets	957,242	1,041,159	802,578

Investments in and advances to companies under the equity method (Note 6)	—	—	41,288
Other long-term investments and receivables	3,466	3,770	4,103

Investments and other assets	3,466	3,770	45,391

Property, plant, vessels and equipment (Note 7)	461,759	502,240	438,774

Intangible assets (Note 8)	47,831	52,024	49,267

Total assets	1,470,298	1,599,193	1,336,010

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities Bank overdrafts	7,009	7,623	5,767
Current portion of long-term debt (Note 9)	25,826	28,090	37,477
Trade accounts payable	74,867	81,430	75,417
Advance billings on contracts (Note 4)	85,902	93,433	71,022
Other current liabilities (Note 12)	335,742	365,176	318,133

Total current liabilities	529,346	575,752	507,816

Long-term debt (Note 9)	44,642	48,556	61,895
Deferred income taxes (Note 11)	19,399	21,099	27,391
Other long-term liabilities (Note 12)	43,908	47,757	39,628

Total long-term liabilities	107,949	117,412	128,914

Common stock
EUR 1.60 par value at December 31, 2000;
EUR 1.60 par value at December 31, 1999 and
FRF 10 (EUR 1.52) at December 31, 1998;
Authorized and issued:
18,685,759 shares at December 31, 2000
18,593,693 shares at December 31, 1999;
15,846,195 shares at December 31, 1998; (Note 13)	27,487	29,897	29,750
Additional paid-in capital and treasury stock	260,420	283,250	281,306
Retained earnings	290,705	316,190	246,335
Net income for the year	204,748	222,697	89,610
Foreign currency translation adjustment	49,643	53,995	52,279

Total shareholders’ equity	833,003	906,029	699,280

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,470,298	1,599,193	1,336,010

(1)	U.S. dollar equivalent are provided for reader convenience at August 22, 2001 exchange rate of EUR 1 = USD 0.9194 (see Note 1 of the consolidated statements). No representation is made that the French franc or euro could have been, or could be, converted into U.S. dollars at this or any other rate.

See notes to consolidated financial statements

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,

	2000		1999	1998

	USD (1)	EUR	EUR	EUR (2)

	(amounts in thousands, except per share data)
Net operating revenues	978,753	1,064,556	1,017,026	1,143,681
Cost of operations	(695,556)	(756,532)	(690,026)	(804,265)
Depreciation and amortization	(87,233)	(94,880)	(84,878)	(93,781)
Selling, general and administrative expenses	(95,885)	(104,291)	(105,191)	(95,909)

OPERATING INCOME	100,079	108,853	136,931	149,726

Interest and other financial income	28,189	30,660	21,051	17,943
Interest and other financial expense	(10,798)	(11,745)	(18,071)	(19,712)
Net foreign exchange gains/(losses)	639	695	(2,416)	1,270
Other income	9,562	10,400	—	463
Capital gain on sale of Caldive (Note 2)	153,908	167,400	—	—
Equity income of investees (Note 6)	2,457	2,672	2,573	5,894
Minority interest	(369)	(401)	463	—

INCOME BEFORE INCOME TAXES	283,666	308,534	140,531	155,584

Income taxes (Note 11)	(78,919)	(85,837)	(50,921)	(59,026)

NET INCOME	204,748	222,697	89,610	96,558

Earnings per share (see Note 14) in circulation:
— Basic Earnings per share in circulation	10.98	11.94	5.47	6.13
— Diluted Earnings per share in circulation	10.84	11.79	4.93	5.49
Average number of shares and share equivalents outstanding (see Note 14) in circulation:
— On common shares	18,645,182	18,645,182	16,386,682	15,751,894
— On a diluted basis	18,891,262	18,891,262	18,754,551	18,433,712

(1)	U.S. dollar equivalents are provided for reader convenience at August 22, 2001 exchange rate of EUR 1 = USD 0.9194 (see Note 1 of the consolidated statements). No representation is made that the French franc or euro could have been, or could be, converted into U.S. dollars at this or any other rate.

(2)	1998 balances were restated from French francs to Euros using the exchange rate as of January 1, 1999: EUR 1 = FF 6.55957.

See notes to consolidated financial statements

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

						Accumulated
	Number		Additional			other	Total
	of shares	Common	paid-in	Treasury	Retained	comprehensive	shareholders’
	issued	stock	capital	stock	earnings (d)	income	equity

	(amounts in thousands of euros, unless stated otherwise)
Balance at January 1, 1998	15,821,032	24,119	176,366	(2,066)	187,278	25,421	411,118

Comprehensive income:
Net income	—	—	—	—	96,558	—	96,558
Translation adjustment	—	—	—	—	—	(21,996)	(21,996)

Comprehensive income							74,562

Treasury stock sold (net)	—	—	—	591	—	—	591
Effect of share issuance (note 13)	25,163	38	693	—	—	—	731
Dividends paid (a)	—	—	—	—	(17,997)	—	(17,997)

Balance at December 31, 1998 (thousands of Euros)(e)	15,846,195	24,157	177,059	(1,475)	265,839	3,425	469,005

Comprehensive income:
Net income					89,610		89,610
Translation adjustment						48,854	48,854

Comprehensive income							138,464

Treasury stock sold (net)				554			554
Effect of share issuance (note 13)	2,747,498	5,593	105,168		(1,196)		109,565
Dividends paid (b)					(18,308)		(18,308)

Balance at December 31, 1999 (thousands of Euros)	18,593,693	29,750	282,227	(921)	335,945	52,279	699,280

Comprehensive income:
Net income					222,697		222,697
Translation adjustment						1,716	1,716

Comprehensive income							224,413

Treasury stock sold (net)				107			107

Effect of share issuance (note 13)	92,066	147	1,837		1,248		3,232
Dividends paid (c)					(21,003)		(21,003)

Balance at December 31, 2000 (thousands of Euros)	18,685,759	29,897	284,064	(814)	538,887	53,995	906,029

Balance at December 31, 2000 (thousands of U.S dollars)(f)	18,685,759	27,487	261,168	(748)	495,453	49,643	833,003

(a)	With respect to 1997 financial year, the COFLEXIP’s Annual Shareholder’s Meeting held on May 27, 1998 decided to pay a cash dividend of FRF 7.50 (EUR 1.14337) per share (dividend paid on 15,740,449 shares).

(b)	With respect to 1998 financial year, the COFLEXIP’s Annual Shareholders’ Meeting held on June 2, 1999 decided to pay a cash dividend of EUR 1.16 per share (dividend paid on 15,782,873 shares).

(c)	With respect to 1999 financial year, the COFLEXIP’s Annual shareholder’s meeting held on May 30, 2000 decided to pay a cash dividend of EUR 1.16 per share (dividends paid on 18,087,630 shares at EUR 1.16, and on 454,546 shares at EUR 0,04767 due to the conversion of redeemable notes in December 1999).

(d)	Retained earnings include legal and other non-distributable reserves in an amount of EUR 3,166 thousand at December 2000, EUR 2,606 thousand at December 1999 and EUR 2,603 thousand at December 31, 1998.

(e)	1998 balances were restated from French francs to Euros using the exchange rate as of January 1, 1999: EUR 1 = FF 6.55957.

(f)	U.S. dollar equivalent are provided for reader convenience at August 22, 2001 exchange rate of EUR 1 = USD 0.9194 (see Note 1 of the consolidated statements). No representation is made that the French franc or euro could have been, or could be, converted into U.S. dollars at this or any other rate.

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2000	2000	1999	1998

	USD (1)	EUR	EUR	EUR (2)

	(amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	204,748	222,697	89,610	96,558
Depreciation and amortization	87,233	94,880	84,878	78,665
Depreciation of Australian plant	—	—	—	15,116
(Gain) on sale of assets	(9,829)	(10,691)	(533)	(663)
(Gain) on sale of CALDIVE’s shares	(156,195)	(169,888)	—	—
Deferred income taxes	(9,603)	(10,445)	(9,842)	(4,736)
Minority interest	369	401	(463)	—
Equity income of investees	(2,457)	(2,672)	(2,573)	(5,894)
Increase/(decrease) in other long-term liabilities	6,941	7,550	(2,056)	4,765
Increase/ decrease in operating assets and liabilities (net of effect from acquisition of business):
Decrease/(increase) in trade accounts receivable	10,135	11,023	8,643	(7,533)
Net decrease/(increase) in contracts-in-progress and advance billings on contracts	15,001	16,316	45,905	44,078
(Increase)/decrease in inventories	(12,399)	(13,486)	8,488	4,553
(Increase)/decrease in prepaid expenses and other current assets	(26,276)	(28,580)	28,857	(21,455)
Increase/(decrease) in bank overdrafts	1,681	1,828	7,287	(41,524)
Increase/(decrease) in trade accounts and notes payable	5,729	6,231	(20,128)	1,709
Increase/(decrease) in other current liabilities	42,055	45,742	(24,121)	45,606

NET CASH PROVIDED BY OPERATING ACTIVITIES	157,131	170,906	213,952	209,245

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant, vessels and equipment	(136,739)	(148,726)	(83,487)	(65,725)
Cash paid for acquired businesses	(13,965)	(15,189)	(11,480)	—
Cash of acquired businesses	102	111	547	—
Net advances repaid by (made to) affiliates	—	—	—	826
Acquisitions of other long-term investments and additions to long-term receivables	(847)	(921)	(1,520)	(1,661)
Disposals of other long-term investments and collections of long-term receivables	291	316	2,293	6,810
Proceeds from sale of assets	14,026	15,256	1,075	2,959
Proceeds from sale of CALDIVE’s shares	196,454	213,676	—	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	59,322	64,523	(92,572)	(56,791)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt	(36,246)	(39,423)	(8,279)	(25,886)
Issuance of long-term debt	11,757	12,788	40,149	10,793
Increase in common stock	2,972	3,232	2,190	731
Dividends paid by Coflexip S.A.	(19,310)	(21,003)	(18,308)	(17,997)
Treasury stock sold	98	107	554	591

NET CASH (USED) IN PROVIDED BY FINANCING ACTIVITIES	(40,729)	(44,299)	16,306	(31,768)

Effects of exchange rate changes on cash	2,916	3,172	23,688	(16,094)

NET INCREASE IN CASH AND CASH EQUIVALENTS	178,641	194,302	161,374	104,592

Cash and cash equivalents at beginning of year	371,878	404,479	243,105	138,513

CASH AND CASH EQUIVALENTS AT END OF YEAR	550,519	598,781	404,479	243,105

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	8,264	8,988	19,923	21,095
Income taxes	61,268	66,639	63,331	69,936

(1)	U.S. dollar equivalents are provided for reader convenience at August 22, 2001 exchange rate of EUR 1 = USD 0.9194 (see Note 1 of the consolidated statements). No representation is made that the French franc or euro could have been, or could be, converted into U.S. dollars at this or any other rate.

(2)	1998 balances were restated from French francs to Euros using the exchange rate as of January 1, 1999: EUR 1 = FF 6.55957.

See notes to consolidated financial statements

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Description of business:

      Coflexip Stena Offshore is a subsea oil services Group providing a wide range of services (project management, engineering, procurement, subsea pipeline and umbilical laying, construction and maintenance work) and products (design and manufacture of flexible pipes, control umbilicals and Remote Operated Vehicles). Contracts are primarily conducted with oil and gas producers operating in the North Sea, Brazil, Asia Pacific and the Rest of the World.

Note 1 — Summary of significant accounting policies

      The accounting principles applied by Coflexip, S.A. (“Coflexip”) and its subsidiaries (together, the “Group”) are in conformity with accounting principles generally accepted in France and in the United States.

     Principles of consolidation

      The consolidated financial statements include the accounts of Coflexip and all majority-owned subsidiaries. Investments in which ownership interest ranges from 20% to 50% and in which the Group exercises significant influence over operating and financial policies are accounted for using the equity method. The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the noon-buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York on August 22, 2001, which was USD 0.9194 for each EURO. No representation is made that the French franc or euro could have been, or could be, converted into U.S. dollars at this or any other rate.

     Translation of financial statements of foreign entities

      Under the Group’s accounting policy for foreign currency translation, each foreign entity’s results are measured in the currency in which that entity primarily conducts its business (the functional currency). The functional currency of all the Group’s foreign subsidiaries is the local currency with the exception of subsidiaries operating in Brazil where the U.S. dollar is the functional currency.

      When translating foreign functional currency financial statements to Euros, year-end exchange rates are applied to asset and liability accounts, while average annual rates are applied to income statement accounts. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity.

      Transactions denominated in currencies other than the entity’s functional currency are remeasured into the functional currency using current exchange rates. Gains or losses from remeasurement are included in income.

     Transition to the Euro

      On January 1, 1999, with the arrival of the European Economic and Monetary Union, eleven countries of the European Union adopted the Euro as their common legal currency. The Euro is currently used for foreign currency exchanges and non-cash transactions, although the national currencies will continue to be legal tender during a transition period until they are withdrawn on July 1, 2002 at the latest.

      In view of the use of the Euro in financial market transactions, and in order to facilitate analysis of the Group’s financial information, the Group considers that the Euro is the appropriate currency in which to publish its consolidated financial statements.

      The Consolidated Financial Statements for 1998 and prior years were originally drawn up in French francs, and those statements, as well as the financial information drawn from them, have been translated into Euros for purposes of this document at the rate of FRF 6.55957 = EUR 1.00, the applicable legal rate established on December 31, 1998. The Euro did not exist during any of these periods, and the conversion rate used may not reflect the French franc/Euro exchange rate that would have applied if the Euro had existed at such times.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Although the Group’s financial statements depict the same trends as would have been shown had the financial statements been prescribed in French francs, they may not be comparable directly to the financial statements of companies in other countries which are also presented in Euro. Prior to the adoption of the Euro, the currencies of other countries fluctuated as against the French franc. Therefore, for periods prior to January 1, 1999 a comparison, taking into account actual fluctuations in exchange rates, of the Group’s financial statements and those of another Group that had historically used a reporting currency other than the French franc could appear much different than the same comparison based on the Group’s financial statements and the financial statements of such other Group as restated in Euro.

     Cash equivalents

      Cash equivalents consist of short-term investments with original maturities of less than three months when acquired. These securities are carried at cost, which approximates market value.

     Contracts and revenue recognition

      The Group recognizes revenues and related costs of long-term product supply contracts and installation contracts using the percentage-of-completion method based on the relation that costs incurred to date bear to estimated total costs. Revenues include agreed claims for extra work and changes in contract scope. Revenues that exceed amounts invoiced to customers under the terms of the contracts are included in Contracts-in-progress in the balance sheet. Billings that exceed revenues recognized under percentage-of-completion are included in Advance billings on contracts.

      Most long-term contracts have provisions for progress payments. Contract price and cost estimates are reviewed periodically as the work progresses and any revision to estimates are reflected in income to the extent of the percentage of contract completion. There are no unbilled revenues, which will not be billed. Insurance coverage is obtained for certain claims under product warranties granted. Insurance premiums for product warranty coverage are charged to expense as contract revenue is recognized.

      The Group also has short-term contracts and individually insignificant long-term contracts. Revenues from these contracts are recognized on the completed-contract method since the Group’s financial position and results of operations do not vary significantly from those, which would result from the use of the percentage-of-completion method.

      A contract is considered complete when all significant costs have been incurred and the installation is operating according to specifications or has been accepted by the customer. Prior to contract completion, costs incurred are included in the balance sheet under Contracts-in-progress and billings are included under Advance billings on contracts. For all contracts, provisions are made currently for known and anticipated losses.

     Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Inventories

      Inventories are stated at the lower of cost or market value with cost determined on the weighted-average basis.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     Property, plant, vessels and equipment

      Property, plant, vessels and equipment are stated at cost. Property, plant, vessels and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which are as follows:

Land improvements	5 to 10 years
Buildings	15 to 20 years
Vessels	10 to 15 years
Machinery and equipment	3 to 8 years
Office furniture and equipment	5 to 10 years
Vehicles	3 to 5 years

      Repairs, maintenance and renewal costs, which do not materially prolong the useful life of an asset, are expensed as incurred. Drydocking expenses on vessels are amortized evenly over the anticipated period between drydockings.

     Intangible assets

      Goodwill, representing the excess of the purchase price over the fair value of net assets of businesses acquired, relates principally to the acquisition of Stena Offshore which is being amortized on a straight-line basis over 20 years.

Impairment of long-lived assets

      Long-lived assets (tangible assets including goodwill) are written-down when, as a result of events or changes in circumstances within the year, it appears that their recoverable value is less than their carrying value. Impairment is determined for each group of autonomous assets by comparing the undiscounted cash flows they are expected to generate based upon management’s expectations for future economic and operating conditions. Should the above comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between the carrying value and estimated future discounted cash flows.

Research and development

      Research and development costs are expensed as incurred.

Government grants

      The Group receives government research grants, which are repayable; in the event the related research project proves to be successful. These research grants are recognized in income when the research project has been determined to be unsuccessful and conditions necessary for their receipt have been met. Grants received for research projects whose outcome has yet to be determined are reported as other long-term liabilities.

Income taxes

      The Group computes taxes on income in accordance with the tax rules and regulations of the taxing authorities where the income is earned. The Group provides for deferred income taxes on temporary differences between financial and tax reporting using the liability method under which deferred taxes are calculated applying currently legislated tax rates in effect when the temporary differences will reverse.

      The Group does not provide for deferred taxes on the undistributed earnings of its subsidiaries as these earnings are considered to be indefinitely reinvested or would not be taxed when remitted. Valuation allowances are recorded against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Pension plans

      Pension contributions prescribed by local laws are expensed as incurred. As national organizations are responsible for pension payments, the Group has no additional liability for these plans.

      In France, legislation requires that lump sum retirement indemnities be paid to employees based upon their years of service and compensation at retirement. The actuarial liability of this obligation is included in other long-term liabilities.

Earnings per share

      Basic earnings per share is calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the average number of common shares outstanding assuming dilution, the calculation of which assumes that the average outstanding stock-options are exercised during the period and the proceeds used by the Group to purchase shares at the average market price for the period.

Financial instruments

      All financial instruments held by the Group are for hedging purposes. The Group does not hold financial instruments for trading on speculative purposes. All financial instruments are off balance sheet items and therefore have no carrying value.

      Accordingly gains and losses from changes in fair values are deferred. Gains or losses upon settlement of derivative positions when the underlying transaction occurs are recognized in the income statement or recorded as part of the underlying asset or liability as appropriate depending on the circumstances. Excluding certain interest rate swaps, all financial instruments have initial terms of less than two years and all underlying transactions are expected to occur within two years.

Stock options

      Pursuant to SFAS No 123 “Accounting for Stock-Based Compensation”, the Group has elected to follow Accounting Principles Board Opinion (APB) No 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock options and adopt the disclosure only provisions of SFAS 123.

Recent accounting pronouncements

      In June 1998, the Financial Accounting Standards Board issued SFAS N. 133, “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires the Group to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

      It further provides criteria for derivative instruments to be designated at fair value, cash-flow or foreign currency hedges, and establishes accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Group will be required to adjust hedging instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate.

      The group will adopt FAS 133 in 2001. Management does not believe the adoption of SFAS 133 will have a material effect on the Group’s results of operations or financial position. as presented under U.S. GAAP.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 — Acquisitions and Disposal

Acquisitions for the year ended December 31, 2000

      On March 2000, the Group acquired a 100% interest in Perry Slingsby for a price of EUR 12,748 thousand (£7,800 thousand). The non allocated goodwill amounts to EUR 4,872 thousand (£3,041 thousand).

      On May 2000, the group acquired a 100% interest in RJ Brown for a price of EUR 2,397 thousand (U.S.$2,300 thousand). The non allocated goodwill amounts to EUR 1,988 thousand (U.S.$1,850 thousand).

      These acquisitions were accounted for using the purchase method of accounting. accordingly, the results of these companies have been recorded in the Group’s consolidated statements since the date of acquisition.

Disposal for the year ended December 31, 2000

      In September 2000, the Group sold its stake (3,699,788 shares) in CAL DIVE international Inc, a Houston-based subsea contractor “Cal Dive”. The Group recorded a capital gain of EUR 167,4 million before tax and EUR 128,7 million after tax.

      In January 2000, the Group recorded a capital gain of EUR 10.4 million on the sale of CSO Installer, a flexible pipe laying vessel.

Acquisitions for the year ended December 31, 1999

      On October 25, 1999, the Group acquired a 49.8 per cent interest in Peerless Shipping & Oilfield Services Ltd. (PSOS), increasing its ownership to 58.2%, for a price of EUR 11,48 million.

      This acquisition was accounted for using the purchase method of accounting and, accordingly, the results of this company have been recorded in the Group’s consolidated statements since the date of acquisition.

     Disposal for the year ended December 31, 1999

      No significant disposal has been recorded in 1999.

Note 3 — Trade accounts receivable

	December 31,

	2000	1999

	In thousands of EUR
Trade accounts receivable	195,908	205,330
Less: allowance for doubtful accounts	(2,918)	(1,757)

Trade accounts receivable — net	192,990	203,573

      The market for the Group’s services is the offshore oil and gas industry, and the Group’s customers consist primarily of major well-established oil and gas producers.

      For all customers, credit is extended based upon an evaluation of the customer’s financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and have consistently been within management’s expectations.

      The Group’s sole customer in Brazil, Petrobras, is a major oil and gas producing company. Receivables from Petrobras amounted to EUR 35,250 thousand at December 31, 2000, and EUR 28,057 thousand at December 31, 1999 (EUR 0 of the 2000 balance, EUR 32,387 thousand of the 1999 balance relating to exports from France is guaranteed by the French government export agency COFACE). Due to the individual significance of certain

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

long-term contracts, receivables from other customers may represent a significant portion of trade accounts receivable at any given time.

      Receivables expected to be collected after one year amounted to EUR 1,064 thousand at December 31, 2000 and EUR 2,311 thousand at December 31, 1999.

Note 4 — Contracts-in-progress, advance billings on contracts

		Advance
	Contracts	billings
	in Progress	on contracts

	In thousands of EUR
December 31, 2000
Percentage of completion method	68,737	85,469
Completed contract method	3,940	7,964

Total	72,677	93,433

December 31, 1999
Percentage of completion method	59,111	67,506
Completed contract method	7,189	3,516

Total	66,300	71,022

      Amounts billable over one year were EUR 1,618 thousand as of December 31, 1999 and zero as of December 31, 2000.

Note 5 — Inventories

	December 31,

	2000	1999

	In thousands of EUR
Raw materials	45,399	42,904
Work in progress	19,947	8,933
Finished goods	25,665	27,459
Less: valuation allowances	(11,195)	(15,958)

Net inventories	79,816	63,338

Note 6 —	Investments in and Advances to Companies under the Equity Method

      The Group holds no investments accounted for under the equity method as of December 31, 2000. In September, The Group sold all of its 3,699,788 shares of common stock of Cal Dive International Inc and realized a capital gain of EUR 167.4 million before tax and EUR 128.7 million after tax.

      Investments in and advances to companies under the Equity method as at December 31, 1999 and 1998 consisted of a 23.6 per cent interest in Cal Dive (25.5% at December 1999 and 1998), a Houston based subsea contractor which provides subsea construction and installation services to the offshore oil and gas industry.

      Group’s equity in Cal Dive’s net income was EUR 2,672 thousand for 2000, EUR 2,573 thousand for 1999 and EUR 3,852 thousand for 1998.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

      Summarized financial information derived from Cal Dive’s financial statement was as follows:

1999

In thousands
of EUR
Financial position:
Current assets	83,201
Property, plant, vessels and equipment	134,038
Other assets	21,024

Total assets	238,263

Current liabilities	43,621
Long term obligations	194,642

Total liabilities and shareholders’ equity	238,263

Results of operations:
Net operating revenues	151,023
Cost of sales	(116,071)

Net income	15,856

      The carrying value of investments in companies accounted for using the equity method exceeded the Group’s equity in their net assets by EUR 13,092 thousand at December 31, 1999. This difference was amortized on a straight line basis over respectively 6.7 years for the portion allocated to vessels and 20 years for the unallocated portion.

      No dividends were received from companies accounted for under equity method in 2000 and 1999.

      The market value of our investment in Cal Dive amounted to Euro 121,992 thousand at December 31, 1999.

Note 7 — Property, plant, vessels and equipment

	For the year ended December 31, 2000

	Balance at	Business			Changes in	Balance at
	beginning	acquisitions	Additions		exchange rates	end of
	of period	and disposals	at cost	Retirements	and transfers	period

	In thousands of EUR
Cost
Land	6,026	—	—	—	237	6,263
Buildings and land improvements	81,394	—	1,183	(5)	433	83,005
Vessels	369,017	—	13,623	(631)	2,329	384,338
Machinery and equipment	326,288	3,464	17,624	(2,800)	15,815	360,391
Assets under construction	52,072	—	106,991	(3,806)	(16,267)	138,990
Other assets	55,217	23	10,940	(2,217)	650	64,613

Total cost	890,014	3,487	150,361	(9,459)	3,197	1,037,600

Accumulated depreciation
Buildings and land improvements	39,357	—	10,913	(650)	219	49,839
Vessels	159,560	—	39,649	(588)	(240)	198,381
Machinery and equipment	213,938	—	31,803	(2,638)	(1,735)	241,368
Other assets	38,385	—	7,642	(1,477)	1,222	45,772

Total accumulated depreciation	451,240	—	90,007	(5,353)	(534)	535,360

Net book value						502,240

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	For the year ended December 31, 1999

	Balance at	Business			Changes in	Balance at
	beginning	acquisitions	Additions		exchange rates	end of
	of period	and disposals	at cost	Retirements	and transfers	period

	In thousands of EUR
Cost
Land	4,966		667	(24)	417	6,026
Buildings and land improvements	76,193	21	2,800	(2)	2,379	81,391
Vessels	291,751	32,986	9,004	—	26,428	360,169
Machinery and equipment	271,382	4,703	12,217	(8,914)	45,888	325,276
Assets under construction	23,185		50,140	(1,558)	(19,695)	52,072
Other assets	44,071	130	10,525	(6,232)	6,636	55,130

Total cost	711,548	37,840	85,353	(16,730)	62,053	880,064

Accumulated depreciation
Buildings and land improvements	34,186		4,823	—	345	39,354
Vessels	107,508		31,184	(127)	12,147	150,712
Machinery and equipment	166,855		37,278	(6,090)	14,883	212,926
Other assets	31,342		5,542	(2,245)	3,659	38,298

Total accumulated depreciation	339,891		78,827	(8,462)	31,034	441,290

Net book value						438,774

      Included above are buildings recorded under capital leases for a total cost EUR 13,989 thousand at December 31, 2000, and 1999 and a net book value of EUR 4,347 thousand at December 31, 2000 (EUR 4,804 thousand at December 31, 1999).

      Vessels include capital leases for a total cost of EUR 129,850 thousand at December 31, 2000 (EUR 126,285 thousand at December 31, 1999) and a net book value of EUR 4,217 thousand at December 31, 2000 (EUR 27,771 thousand at December 31, 1999).

      Machinery and equipment include assets recorded under capital leases for a total cost of EUR 4,068 thousand at December 31, 2000 (EUR 7,630 thousand at December 31, 1999) and a net book value of EUR 0 thousand at December 31, 2000 (EUR 408 thousand at December 31, 1999).

      Included in cost of operations is an amount of EUR 21,148 thousand in 2000 and EUR 19,374 thousand in 1999 representing repairs and maintenance expense.

      Due to the uncertain outlook in the oil services market in Asia-Pacific region, the Group elected in 1998 to cease production at its flexible pipe plant in Freemantle. Therefore, the plant was fully depreciated for an amount of EUR 15.1 million in 1998.

      During 2000, the Group determined that certain industrial assets were impaired based upon current production levels and market requirements. A comprehensive review of the assets indicated that the related carrying values were greater than their estimated future cash flows. Accordingly, during the year ended December 31, 2000, an impairment loss of EUR 6.0 million was recorded to reflect such assets at their estimated fair value. Fair value was calculated in accordance with SFAS 121 on the basis of discounted future cash flows.

      A non-recurring charge of EUR 5.2 million in 2000 was recorded on the Flexservice 1 vessel and equipment to reflect its market value.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 8 — Intangible assets

	December 31,

	2000	1999

	In thousands of EUR
Goodwill	80,830	73,056
Patents, trademarks and other intangible assets	3,709	5,771

Total	84,539	78,827
Less: accumulated amortization	(32,515)	(29,560)

Intangible assets — net	52,024	49,267

      Goodwill is primarily attributable to the acquisition of Stena Offshore in 1994.

Note 9 — Long-Term Debt

      The analysis of long-term debt is presented as follows:

Analysis of long-term debt by currency

	December 31,

	2000	1999

	In thousands of EUR
French franc	6,822	7,969
U.S. dollar	46,438	59,853
Pound sterling	—	6,288
Australian dollar	6,917	10,686
Other currencies	16,469	14,576

Total	76,646	99,372

Less: amounts due within one year (excluded convertible notes)	(28,090)	(37,477)

Long-term debt	48,556	61,895

Analysis of long-term debt by annual maturities

December 31,
2000

In thousands
of EUR
2001	28,090
2002	15,732
2003	14,473
2004	12,318
2005	5,543
2006 and thereafter	490

Total	76,646

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Analysis of long-term debt by interest rate

	December 31,

	2000	1999

	In thousands of EUR
Below 7.5%	17,079	3,359
7.5 to 10%	6,533	9,309
10% and over	9,739	6,725
Variable rates (effective rate December 31, 2000 — 7.88%; 1999 — 6.98%)	43,295	79,979

Total	76,646	99,372

      Variable rates are generally based on inter-bank offered rates in the currency concerned. In 1999, under the variable rates line are some debts in an amount of EUR 24,885 thousand at December 31, 1999 that have been hedged at rates, excluding margin, ranging from 5.79% to 6.37%. At December 31, 2000, this amount of EUR 16,120 thousand has been reclassified in fixed rates under 7.5%.

      The weighted average interest rate on bank overdrafts was 6.39% at December 31, 2000 (7.94% at December 31, 1999).

Analysis by type of debt

	At December 31,

	2000			1999

	Secured	Unsecured	Total	Secured	Unsecured	Total

	In thousands of EUR
Capital lease obligations	6,663	—	6,663	13,901	—	13,901
Bank	53,411	14,696	68,107	76,616	8,855	85,471
Other	—	1,876	1,876	—	—	—

Total	60,074	16,572	76,646	90,517	8,855	99,372

      At December 31, 2000, the outstanding amount due under the facility in place with a syndicate of Banks in order to finance the Sunrise 2000 represents USD 23,672 thousand (USD 29,665 thousand at December 31, 1999).

      In addition, the amount outstanding under the USD 10 million credit facility added in 1999 to finance the upgrade of the Sunrise 2000 amounts to USD 8 million.

      At December 31, 2000, the outstanding amount due under the facility set up with a syndicate of Banks to finance the Australian plant amounted to AUD 11,600 (AUD 16,480 thousand at December 31, 1999).

      In 2000, the Group refinanced part of its existing debt in India with a bank through INR 450 million facility secured by the SEAMEC 1 and SEAMEC 2 vessels. At December 31, 2000, the outstanding amount due under this facility represents INR 250 million.

      At December 31, 2000, obligations under capital lease agreements of the Group are secured by cash deposits in an amount of EUR 2,523 thousand (EUR 2,425 thousand at December 31, 1999) and related to the CSO Wellservicer. These cash deposits are included in “other long-term investments and receivables”.

      In addition, at December 31, 2000, the Group had EUR 75,006 thousand of available borrowings under long-term credit facilities as well as a further EUR 100,226 thousand available under short-term facilities.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10 — Fair values of financial instruments

      It is the policy of the Group to finance the main strategic investments on a fixed rate basis either directly through fixed rate based facilities or through interest swap agreements to hedge the exposure to future increase in interests rates. All the transactions entered into by the Group are hedging operations. The Group does not enter into any speculative transactions.

      The strategy of the Group is also to minimize the exposure to currency fluctuations as soon as contracts are signed.

      In addition, the Group signs multi-currency contracts in order to optimize the allocation by currency of contract revenues with its costs structure.

      Subsidiaries purchase forward foreign exchange contracts to hedge the estimated margin on contracts signed in a currency other than the functional currency of the entity concerned.

      The following methods and assumptions were used by the company in estimating its fair value disclosures for financial instruments:

      Long-term debt: The fair values of the Group’s long-term debt are estimated using discounted cash flow analyses, based on the Group’s current incremental borrowing rates for similar types of borrowing arrangements.

      Foreign currency exchange contracts: The fair values of the Group’s foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts, adjusted through interpolation when necessary for maturity differences.

      Short-term debt: The carrying amount of the Group’s borrowings under its short-term revolving credit agreements approximates their fair value.

      Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

      Foreign currency exchange contracts and interest rate swaps are off-balance-sheet hedging instruments and therefore have no carrying value.

      Gains and losses related to hedging instruments are recognized in earnings when the transaction occurs. The Group does not enter into financial instruments for trading or speculative purposes.

      The carrying amounts and fair values of the Group’s financial instruments are as follows:

	at December 31,

	2000		1999

	Carrying or		Carrying or
	Notional	Estimated	Notional	Estimated
	Amount	Fair value	Amount	Fair value

		In thousands of EUR
Balance-sheet instruments
Long-term debt	76,646	77,260	99,372	100,180
Off balance-sheet instruments
Interest rate swaps	16,120	26	44,058	(3)
Currency forwards	178,677	6,171	201,110	3,641
Currency options	17,195	128	—	—

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 — Income taxes

      The provision for income taxes consists of:

	Year ended December 31,

	2000	1999	1998

	In thousands of EUR
Current income taxes
French	46,935	15,385	13,337
Foreign	49,347	45,378	50,425

	96,282	60,763	63,762

Deferred income taxes
French	2,757	(3,024)	746
Foreign	(13,202)	(6,818)	(5,482)

	(10,445)	(9,842)	(4,736)

Total	85,837	50,921	59,026

      Under the law enacted in December 2000, the French tax rate has decreased from 40% to 37.76%. This decrease applies to income for years ended after 31 December 1999. The impact of this lower percentage is a decrease on current taxes of EUR 496 thousand.

      Deferred income taxes result from the tax effect of temporary differences between the financial reporting and tax bases of the Group’s assets and liabilities. Deferred income taxes comprise the following significant components:

	Year ended December 31,

	2000	1999	1998

	In thousands of EUR
Profit in inventory	2,296	(403)	(1,322)
Long-term contracts and related provisions	(4,021)	(9,131)	(1,630)
Net operating loss carry-forward	(5,207)	(937)	1,055
Capital leases	220	1,107	2,352
Other	(3,733)	(478)	(5,191)

Deferred income taxes	(10,445)	(9,842)	(4,736)

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

      The Group’s tax expense varies from the French statutory tax rate as a result of the following factors:

	Year ended December 31,

	2000	1999	1998

	In thousands of EUR
Statutory tax rate (1)	116,502	56,212	64,832
Equity income of investees	(1,009)	(1,029)	(2,456)
Non deductible depreciation and amortization charge	4,682	4,205	4,741
Adjustments for foreign income taxes different from the French statutory tax rate	(7,549)	(10,934)	(14,740)
Sale of Cal Dive’s shares at a reduced tax rate	(24,510)	—	—
Effect of the cease of operations in the Australian plant	(893)	(2,058)	9,117
Other items — net	(1,386)	4,525	(2,468)

Effective tax	85,837	50,921	59,026

(1)	The statutory tax rate in France was 37.76% at December 31, 2000 (40% at December 31, 1999 and 41.67% at December 31, 1998).

      Analysis of the net deferred tax liabilities and assets is as follows:

	December 31,

	2000	1999

	In thousands of EUR
Gross deferred tax assets
Profit in inventory	1,563	3,648
Long-term contracts	25,487	19,170
Capital leases	824	1,044
Net operating loss carry-forwards	10,260	4,122
Difference between accumulated depreciation and capital allowance on owned assets	892	1,229
Employee benefit	1,835	1,987
Other	9,874	41

Gross deferred tax assets	50,735	31,241

Less: valuation allowance	(2,795)	(2,589)

Total deferred tax assets, net	47,940	28,652

Deferred tax liabilities
Difference between accumulated depreciation and capital allowance on owned assets	22,525	17,001
Capital leases	6,097	5,789
Long-term contracts	6,349	4,053
Other	1,993	548

Gross deferred tax liability	36,964	27,391

Net deferred tax	10,976	1,261

Reflected on consolidated balance sheet Current deferred tax assets, net	32,075	28,652
Current deferred tax liabilities	—	—
Long term deferred tax liability, net	21,099	27,391

Net deferred tax assets (liabilities)	10,976	1,261

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

      In accordance with provisions of the French tax code, effective January 1, 1993, Coflexip S.A. elected to file a consolidated tax return for French subsidiaries in which the Group holds an interest of more than 95% from the beginning of the year.

Note 12 — Other liabilities

      Other current liabilities consist of the following:

	December 31,

	2000	1999

	In thousands of EUR
Income and other taxes payable and accrued payroll costs	110,596	85,252
Accrued contract costs and provisions	160,109	173,038
Accrued payables	53,793	47,183
Suppliers of fixed assets	6,985	7,528
Other creditors	33,693	5,132

Other current liabilities	365,176	318,133

      Other long-term liabilities consist of the following:

	December 31,

	2000	1999

	In thousands of EUR
Government research grants	6,268	6,095
Provision for drydocking	8,612	1,977
Employee profit sharing scheme	7,322	6,501
Retirement indemnities	912	490
Minority interests	13,000	13,306
Other liabilities	11,643	11,259

Other long-term liabilities	47,757	39,628

      The activity in dry-docking liability accounts for 1998, 1999 and 2000 was as follows:

Balance at January 1, 1998	4,455
Accruals	6,912
Expenditures	(6,836)
Translation adjustment	38
Balance at January 1, 1999	4,569
Accruals	9,002
Expenditures	(12,033)
Translation adjustment	439
Balance at January 1, 2000	1,977
Accruals	13,931
Expenditures	(7,132)
Translation adjustment	(164)
Balance at December 31, 2000	8,612

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 13 — Common stock and redeemable notes

      Coflexip S.A.’s common stock at December 31, 2000 is made up of 18,685,759 fully paid ordinary shares, each with a par value of EUR 1.60 compared to 18,593,693 fully paid ordinary shares, each with a par value of EUR 1.60 at December 31, 1999 and 15,846,195 fully paid ordinary shares, each with a par value of FRF 10 (EUR 1.52) at December 31, 1998.

      In 1998, 1999, 2000, Coflexip’s shares of common stock increased as the result of the following:

      25,163 fully paid ordinary shares, as the result of stock option exercise, issued during 1998 increased Coflexip’s shares of common stock from FRF 158,210,320 (EUR 24,119,008) in 1997 to FRF 158,461,950 (EUR 24,157,369) in 1998.

      2,747,498 fully paid ordinary shares issued during 1999 increased Coflexip’s shares of common stock from FRF 158,461,950 (EUR 24,157,369) in 1998 to FRF 195,146,609.24 (EUR 29,749,908.80) in 1999:

      2,227,272 as the result of the conversion of the convertible notes

      454,546 as the result of the reimbursement of redeemable notes

      65,680 as the result of stock option exercise

      92,066 fully paid ordinary shares as the result of stock-option exercise issued during 2000, increased the shares of common stock from FRF 195,146,609.24 (EUR 29,749,908.80) to FRF 196,112,870.69 (EUR 29,897,241.40).

Stock options

      Under APB No 25, Coflexip recognizes no compensation expense related to employee stock options. Had compensation costs been determined as prescribed by SFAS No 123, Coflexip’s net earnings and earnings per share would have been reduced to pro forma amounts indicated below:

	2000	1999	1998

	In thousands of EUR,
	except per share
Pro forma net income	222,272	89,413	95,608
Pro forma earnings per share:
Basic EPS	11.92	5.46	6.07
Diluted EPS	11.76	4.92	5.44

      The weighted average per share fair value of the individual options granted during 2000, 1999 and 1998 were as follows on the date of grant:

2000	1999	1998

In EUR per share
—	3.95	7.38

      The fair value of these options was estimated at the date of grant, using a Black & Scholes option pricing model with the following average assumptions:

	2000	1999	1998

Risk-free interest rate	—	5.34%	5.0%
Dividend yield	—	20%	20%
Volatility factor of the expected market price	—	0.46	0.44
Weighted average expected life	—	5	8

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, the option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because Coflexip’s employee stock options have characteristics significantly different from those of traded options, and because the changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      A summary of Coflexip’s stock option activity, and related information for the years ended December 31 follows:

	2000		1999		1998

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise price	Number	exercise price	Number	exercise price
	of options	per share	of options	per share	of options	per share

Outstanding — Beginning of year	609,568	EUR 63	570,366	EUR 56	536,259	EUR 36
Granted	—	—	127,386	EUR 77	123,400	EUR 124
Exercised	(95,391)	EUR 35	(85,450)	EUR 33	(44,058)	EUR 30
Forfeited	(9,201)	EUR 60	(2,734)	EUR 47	(45,235)	EUR 33

Outstanding — end of year	504,976	EUR 68	609,568	EUR 63	570,366	EUR 56

      In connection with these stock option plans, Coflexip held 49,615 of its shares at December 31, 2000, 53,042 at December 31, 1999 and 70,763 at December 31, 1998, respectively.

      The following table summarizes information concerning outstanding and exercisable options at December 31, 2000 (contractual life in year, exercise price in euros):

			Remaining
	Year	Exercise	contractual	Number	Number
	of grant	price	life	outstanding	exercisable

Plan 7	1994	31.25	0.47	15,200	15,200
Plan 8	1994	31.65	0.96	0	0
Plan 9.1	1996	28.81	5.43	105,200	105,200
Plan 9.2	1997	47.35	6.43	138,790	92,526
Plan 9.3	1998	123.70	7.44	120,400	40,133
Plan 10	1999	76.61	8.96	125,386	0

      Stock-options generally vest from two to four years from the date of grant. The weighted average remaining contractual life of those options is 6.9 years.

Redeemable Notes

      In connection with its acquisition of Stena Offshore on December 15, 1994, Coflexip S.A. issued redeemable notes to Stena International B.V. in an aggregate principal amount of USD 20,000 thousand (EUR 17,142 thousand). The redeemable notes bore interest at the rate of 8.25% per annum with semi-annual payments and were redeemed in exchange for 454,546 ordinary shares of Coflexip S.A. on December 15, 1999.

      The interest charge for 1999 was included in the consolidated income statement in an amount of EUR 1,461 thousand (EUR 1,231 thousand for 1998) within the caption “interest and other financial expense”.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Convertible Notes

      In connection with its acquisition of Stena Offshore on December 15, 1994, Coflexip S.A. issued convertible notes to Stena International B.V. in an aggregate principal amount of USD 98,000 thousand (EUR 76,941 thousand). The convertible notes bore interest at the rate of 7.75% per annum with semi-annual payments and were converted into 2,227,272 ordinary shares of Coflexip S.A. at the holder’s option at any time between December 15, 1996 and December 15, 1999.

      On October 13,1999, Stena International B.V. converted its convertible notes into 2,227,272 ordinary shares of Coflexip S.A.

      The interest charge in 1999 was included in the income statement in an amount of EUR 3,399 thousand (EUR 6,754 thousand in 1998) under the line “interest and other financial expense”.

Note 14 — Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2000	1999	1998

	In thousands of EUR
Numerator:
Numerator for basic earnings per share — Net income available to common stockholders	222,697	89,610	96,558
Net effect of dilutive securities:
Redeemable Notes: interests at the rate of 8.25% (net of tax)	—	877	718
Convertible Notes: interests at the rate of 7.75% (net of tax)	—	2,039	3,939

	—	2,916	4,657

Numerator for diluted earnings per share — Net income available to common stockholders after assumed conversions	222,697	92,526	101,215
Denominator:
Denominator for basic earnings per share in circulation —
Weighted-average shares	18,645,182	16,386,682	15,751,894
Effect of dilutive securities:
Stock options	246,080	188,043	—
Redeemable Notes	—	434,621	454,546
Convertible Notes	—	1,745,205	2,227,272

Dilutive potential common shares	246,080	2,367,869	2,681,818

Denominator for diluted earnings (loss) per share — Adjusted weighted-average shares and assumed conversions	18,891,262	18,754,551	18,433,712

Basic Earnings per share in circulation (in Euros)	11.94	5.47	6.13

Diluted Earnings per share in circulation (in Euros)	11.79	4.93	5.49

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 15 — Research and Development

      Included in other operating expenses is net research and development expense as follows:

	2000	1999	1998

	In thousands of EUR
Research and development expenditures	19,884	19,373	17,818
Government grants recognized in income	(437)	(135)	(55)

Net research and development expense	19,447	19,238	17,763

Note 16 — Personnel (unaudited)

      The number of personnel employed by Coflexip S.A. and consolidated subsidiaries during the year was as follows:

	2000	1999	1998

France	959	869	919
Brazil	768	724	710
United States of America	339	222	255
United Kingdom	1,847	1,669	1,773
Norway	157	143	153
Asia Pacific	144	202	229

Total	4,214	3,829	4,039

      The number of employees includes the sub-contracted workforce, 1,462 in 2000, 1,184 in 1999 and 1,349 persons in 1998.

Note 17 — Analysis by Geographic Zone

Disclosures about segments and related information

      Effective, January 1, 1998, the Group adopted Financial Accounting Standard Board’s Statement of Financial Accounting Standards No 131, Disclosures about Segments of an Enterprise and Related Information. Reportable segments derive their revenue from the manufacture of offshore flexible pipes used for the transportation of oil and gas, integrated offshore construction services, installation of flexible and rigid pipes, inspection, repair and maintenance services, installation of Floating Production Storage and Offloading systems (FPSOs), manufacture of ROVs that support subsea construction activities.

      The Group has four reportable segments: North Sea, Brazil, Asia Pacific, Rest of World. The Group evaluates and manages performance on a project by project basis, from manufacturing step to selling step. The analysis of the performance of each reportable segment is based on the EBITDA (earnings before interests and taxes from operations before depreciation and amortization and before corporate allocations) of the projects sold in each geographic area.

      The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. As assets are not managed on a segment basis for internal purposes, no information is provided about segment assets and amortisation expenses. Interest expense and income and income taxes are reviewed at group level; no disclosure is reported by segment.

      One customer accounted for 18% of net operating revenues in 2000, 13% in 1999, 20% in 1998. Two other customers accounted for 10% and 7% in 2000, 12% and 8% in 1999 and 8% each in 1998.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Measurement of segment profit or loss by location of management units:

      The following tables present net operating revenues, EBITDA (Earnings Before Interests, Taxes and Depreciation and Amortization), and operating income.

      Operating income represents net operating revenues and other operating income less operating costs and expenses of the geographic zone or industry segment excluding general corporate expenses. General corporate expenses include group management, financing and marketing activities, as well as research and development.

	For the year ended and at December 31, 2000

			Asia	Rest of		Consolidated
	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from external customers	506,803	196,995	84,377	276,381	—	1,064,556
Intersegment revenues	7,400	—	—	4,549	(11,948)	—

Total Revenues	514,202	196,995	84,377	280,930	(11,948)	1,064,556

Segment Profit and Loss EBITDA	131,635	57,975	22,878	32,783		245,271

General Corporate Expenses (1)						(41,538)

Segment Profit and Loss EBITDA						203,733

Depreciation						(94,880)

Operating income						108,853

(1)	Excluding depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

	For the year ended and at December 31, 1999

			Asia	Rest of		Consolidated
	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from external customers	506,067	129,920	116,740	264,299	—	1,017,026
Intersegment revenues	18,273	394	108	5,463	(24,238)	—

Total Revenues	524,340	130,314	116,848	269,762	(24,238)	1,017,026

Segment Profit and Loss EBITDA	138,892	44,598	23,256	56,780	—	263,526

General Corporate Expenses (1)						(41,717)

Segment Profit and Loss EBITDA						221,809

Depreciation						(84,878)

Operating income						136,931

(1)	Excluding depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	For the year ended and at December 31, 1998

			Asia	Rest of		Consolidated
	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from external customers	550,671	231,043	154,403	207,564		1,143,681
Intersegment revenues	18,800	3,402	332	13,176	(35,710)	—

Total Revenues	569,471	234,445	154,735	220,740	(35,710)	1,143,681

Segment Profit and Loss EBITDA	153,214	56,695	38,034	34,737	—	282,680

General Corporate Expenses (1)						(39,173)

Segment Profit and Loss EBITDA						243,507

Depreciation						(93,781)

Operating income						149,726

(1)	Excluding depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

Measurement of segment profit or loss by location of subsidiary:

      The following tables present net operating revenues, operating income and identifiable assets by geographical zone (by location of subsidiary):

	For the year ended and at December 31, 2000

				Asia	Rest of		Consolidated
	France	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from unaffiliated customers	164,413	516,951	119,908	77,198	186,086		1,064,556
Revenues between geographic zones	110,003	93,038	5,246	643	7,131	(216,061)

Net operating revenues	274,416	609,989	125,154	77,841	193,217	(216,061)	1,064,556

Operating income
(before corporate expenses)	64,055	71,833	22,883	5,656	(11,188)		153,239
General corporate expenses(1)							(44,386)

Operating income							108,853

Equity income of investee					2,672		2,672

Tangible assets	180,955	188,906	95,111	23,054	14,214		502,240

(1)	Including depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	For the year ended and at December 31, 1999

		North		Asia	Rest of		Consolidated
	France	Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from unaffiliated customers	153,946	541,109	65,546	115,962	140,463	—	1,017,026
Revenues between geographic zones	140,839	78,998	4,448	1,020	5,319	(230,624)	—

Net operating revenues	294,785	620,107	69,994	116,982	145,782	(230,624)	1,017,026

Operating income
(before corporate expenses)	33,525	123,062	8,823	13,558	2,528	—	181,496
General corporate expenses (1)							(44,565)

Operating income							136,931

Equity income of investees					2,573		2,573

Tangible assets	109,405	179,902	94,948	38,682	15,837		438,774

(1)	Including depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

	For the year ended and at December 31, 1998

		North		Asia	Rest of		Consolidated
	France	Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from unaffiliated customers	144,021	581,550	156,000	152,637	109,473	—	1,143,681
Revenues between geographic zones	112,758	82,960	3,244	8,258	12,992	(220,212)	—

Net operating revenues	256,779	664,510	159,244	160,895	122,465	(220,212)	1,143,681

Operating income
(before corporate expenses)	51,054	106,178	25,495	6,180	2,840	—	191,747
General corporate expenses(1)							(42,021)

Operating income							149,726

Equity income of investees	2,042	—	—	—	3,852	—	5,894

Tangible assets	138,729	185,728	29,337	2,065	15,798	—	371,657

(1)	Including depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

Note 18 — Commitments and contingencies

     Performance guarantees and contract warranties

      Contract performance guaranteed by the Group by way of bank guarantees amounted to EUR 88,615 thousand in 2000 and 86,129 thousand in 1999.

      The total warranties directly issued by the Group on commercial contracts amounted to EUR 1,261,967 thousand at December 31, 2000 (EUR 1,435,646 thousand at December 31, 1999).

      Other financial warranties issued by the Group amounted EUR 94,289 thousand at December 31, 2000 (EUR 129,162 thousand at December 31, 1999).

Leases

      The Group leases office space, machinery, vessels and equipment, data processing equipment, vehicles and other items of personal property under leases expiring at various dates during the next ten years. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Rental

      Rental expense in 2000 was EUR 13,615 thousand (including rental expenses of vessels for a total amount of EUR 7,353) compared with EUR 21,115 thousand in 1999.

      At December 31, 2000 minimum rental commitments under all capital leases and operating leases for future years are as follows:

	Capital	Operating
	leases	leases

	In thousands of EUR
2001	1,811	8,949
2002	1,794	8,442
2003	1,830	9,459
2004	1,867	2,615
2005	971	946
2006 and thereafter		524

Total minimum lease payments	8,273	30,935
Less: amounts representing interest	(1,670)	—

Present value of net minimum lease payments	6,583	—

      During 1998, 1999 and 2000, no new capital lease obligation was incurred. These obligations are included in “Issuance of long-term debt” and the related assets in “Purchases of property, plant, vessels and equipment” in the Consolidated Statements of Cash Flows.

Legal proceedings, claims and other contingencies

      The Group entered in negotiations with Petrobras in early 1999 regarding certain commercial disputes related to the financial crisis affecting Brazil, and which concern, notably, the application of dollar indexation clauses in local supply contracts. Fourth quarter 1998 operating income was reduced by EUR 21.7 million as a consequence.

      The operating income has been favorably impacted in 1999 up to EUR 19.1 million by the positive conclusion of certain of these commercial negotiations with Petrobras.

      The Group is involved in various claims from customers and legal proceedings. These cases are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Group. These claims have been provided for under “accrued contract costs and provisions (see note 12) when a loss is considered probable and can be reasonably estimated.

Note 19 — Related Party Transactions

      In 1974, Coflexip entered into a licensing contract with the Institut Français du Pétrole (“IFP”), a French research and development organization which holds a controlling interest in ISIS, a principal shareholder of Coflexip. Pursuant to the contract, the Group is entitled to use certain IFP technology and know-how in exchange for the payment of royalties.

      The contract does not expire until Coflexip ceases to manufacture and sell products based on IFP technology and know-how. Royalties due to the IFP amounted to EUR 2,899 thousand in 2000, EUR 2,720 thousand in 1999 and EUR 2,597 thousand in 1998.

      The Group purchases certain specialized plastics required for manufacturing flexible pipe from ATOFINA S.A., a significant supplier and a 99%-owned subsidiary of TotalFinaElf. The purchase contract for

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

such plastics was initially entered into on an arm’s-length basis and was renewed in 2000 on arm’s-length terms. Purchases from ATOFINA S.A. amounted to EUR 15,373 thousand in 2000, EUR 24,525 thousand in 1999 and EUR 41,145 thousand in 1998.

      The Group manufactures flexible pipe and provides installation services to engineering subsidiaries of Technip, the main shareholder of Coflexip. Net operating revenues from these companies amounted to EUR 8,288 thousand in 2000.

Note 20 — Customer Backlog (Unaudited)

      The Group had firm unfilled customer orders (“backlog”) for its products and services of approximately EUR 931 million, EUR 472 million and EUR 861 million at December 31, 2000, at December 31, 1999 and at December 31, 1998, respectively. An order is generally completed within one to three calendar years following the year in which it is placed.

Note 21 — Subsequent Events

      On January 5, 2001, the Group acquired the Aker Maritime Deepwater Division for U.S.$513 million in cash plus the assumption of U.S.$112 million in net debt. The acquisition price is still subject to various price adjustment mechanisms. The acquisition will be accounted for as a purchase.

      To finance this acquisition, the Group expended approximately U.S.$285 million of cash and borrowed U.S.$370 million in bank debt pursuant to a short term credit agreement the Group expects to refinance on a long term basis. Price adjustment apart, the Group does not expect to occur any other material costs than interests on the acquisition debt.

      In March 2001, the Petrobras platform P36 in the Roncador field sank. This accident has no impact on the 2000 accounts. However, backlog figures include a EUR 169.8 million amount related to this project. It is impossible at this stage, to assess the effect this accident could have on the execution timetable of this project.

Note 22 — List of principal consolidated subsidiaries and equity accounted companies

		Percentage of
		interest in
Consolidated Companies	Location	consolidation

Coflexip	Paris, France	100
Cofleximmo	Paris, France	100
Coflexip Stena Offshore Deep Water	Paris, France	100
Coflexip Stena Offshore International	Boulogne Billancourt, France	100
Coflexip Développement	Boulogne Billancourt, France	100
Coflexip Stena Offshore N.V	Amsterdam, Netherlands	100
Coflexip Stena Offshore Contracting BV	Amsterdam, Netherlands	100
Coflexip Stena Offshore Holdings Ltd	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ltd	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ships One Ltd	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ships Three Ltd	Aberdeen, United Kingdom	100
Northern Coasters Ltd	Aberdeen, United Kingdom	100
Technical Diving Services Ltd	Aberdeen, United Kingdom	100
Anchortech Ltd	Aberdeen, United Kingdom	100
Coflexip U.K. Stena Offshore Holdings Ltd	Aberdeen, United Kingdom	100
Coflexip U.K. Ltd	Aberdeen, United Kingdom	100
Perry Slingsby, Ltd	Aberdeen, United Kingdom	100

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

		Percentage of
		interest in
Consolidated Companies	Location	consolidation

DUCO Ltd	Newcastle, United Kingdom	100
Coflexip Stena Offshore Norge A/S	Oslo, Norway	100
Coflexip Stena Offshore A/S	Lysaker, Norway	100
Coflexip Stena Offshore U.S.A. Holding Inc	Houston, TX, U.S.A	100
Coflexip Stena Offshore Services Inc	Houston, TX, U.S.A	100
DUCO Inc	Houston, TX, U.S.A	100
Perry Slingsby, Inc	Jupiter, Florida, U.S.A	100
R.J. Brown Deepwater, Inc	Houston, TX, U.S.A	100
Coflexip Stena Offshore Newfoundland	St John’s, Newfoundland, Canada	100
Stena Offshore (Jersey) Ltd	Jersey	100
Coflexip Stena Offshore (Mauritius) Ltd	Mauritius	100
Flexservice N.V	Dutch West Indies	100
Sunflex Offshore N.V	Dutch West Indies	100
Flexone N.V	Dutch West Indies	100
Brasflex	Rio de Janeiro, Brazil	100
Brasflex Overseas	Virgin Islands	100
Sea Oil	Cayman Islands, British West Indies	100
Flexibras	Vitoria, Brazil	100
Sigma	Vitoria, Brazil	100
Marflex	Rio de Janeiro, Brazil	100
Coflexip Stena Offshore Asia Pacific PTY Ltd	Perth, Australia	100
Coflexip Stena Offshore PTY Ltd	Perth, Australia	100
South East Asia Marine Engineering & Construction Ltd	Calcutta, India	58.2

SIGNATURES

      The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TECHNIP-COFLEXIP

By:	/s/ Daniel Valot

Name: Daniel Valot
Title: Chairman of the Management Board

Date: June 11, 2002

Exhibits

1.1	By-laws, as amended, of Technip-Coflexip.

4.1	Share Purchase Agreement dated October 27, 2000, between Coflexip and Aker Maritime ASA and Aker Maritime Norge (incorporated by reference to Exhibit 2 to Coflexip’s Annual Report on Form 20-F (Commission File No. 0-22714) filed on June 18, 2001).

4.2	Credit Facilities for Technip arranged by J.P. Morgan plc and CDC IXIS, with Chase Manhattan International Limited as Facility Agent (incorporated by reference to Exhibit 10.1 to Post-Effective Amendment No. 2 to Technip’s Registration Statement on Form F-4 (Registration No. 333-13808) filed on September 27, 2001).

4.3	English translation of the Memorandum of Understanding, dated July 2, 2001, by and among Technip, ISIS and Institut Français du Pétrole (incorporated by reference to Exhibit 3 of amendment No. 2 to the Statement on Schedule 13D filed by Technip on July 3, 2001).

8.1	Subsidiaries of Technip-Coflexip (see Note 29 to the Consolidated Financial Statements).

10.1	Offering Circular (Note d’information definitive) dated January 22, 2002, relating to the issue and listing on the Premier Marché of Euronext Paris S.A. of bonds convertible into new shares and/or exchangeable for existing shares of Technip-Coflexip.