Form 20-F
period 2002-12-31
TECHNIP COFLEXIP
filed 2003-06-24
CIK 1157654

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number 1-15234
TECHNIP-COFLEXIP
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	France (Jurisdiction of incorporation or organization)
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

          Ordinary Shares, nominal value € 3.05 per share: 23,408,004

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

Item 17 ☐                  Item 18 ☒

PRESENTATION OF INFORMATION

      In this annual report, all references herein to “U.S. dollars”, “dollars”, “cents” or “$” are to the currency of the United States; references to “France” are to the Republic of France; references to “euro” or “€” are to the currency of the European Monetary Union including France; prior to adoption of the euro on January 1, 1999.

      Various amounts and percentages in this annual report have been rounded and, accordingly, may not total.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2.     Offer Statistics and Expected Timetable

      Not applicable.

Item 3.     Key Information

Selected Financial Data

      We publish our consolidated financial statements in euro. However, our financial statements for 1998, 1999, 2000 and 2001 were originally prepared in French francs, and have been translated into euro for purposes of this document at the rate of FF 6.55957 = € 1.00, the applicable legal rate of conversion established on January 1, 1999. For additional information regarding the euro and the French franc, see “— Exchange Rate Information,” below. Unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of $1.1766 per € 1.00, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (“the Noon Buying Rate”) on May 30, 2003. See “— Exchange Rate Information,” below, for information regarding the euro and French franc/U.S. dollar exchange rates from 1998 to the present.

      Unless otherwise indicated, we have prepared the financial information contained in this annual report in accordance with French generally accepted accounting principles (“GAAP”), which differ in certain significant respects from U.S. GAAP. See Notes 30 and 31 to our audited consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 (the “Consolidated Financial Statements”) included elsewhere in this annual report for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

      The tables below present selected consolidated financial data for the Group for the five-year period ended December 31, 2002. Such data with respect to the years ended December 31, 2000, 2001 and 2002 have been extracted or derived from the consolidated financial statements of the Group, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by Barbier Frinault & Autres — Ernst & Young, independent auditors, as indicated in their report thereon, which also appears in this annual report.

	Year ended December 31,

	2002
			2001	2000	1999	1998
	U.S.$(1)	€	€	€	€	€

	(amounts in millions, except share data)
Income Statement Data:
French GAAP
Net sales	5,238.6	4,452.3	3,546.0	2,972.0	2,782.2	1,846.4
Operating expenses	5,136.5	4,365.5	3,372.5	2,816.1	2,630.7	1,710.9
Operating income (loss)	102.1	86.8	173.5	155.9	151.5	135.5
Net income (loss)	(34.6)	(29.4)	108.1	214.2	172.6	105.4
U.S. GAAP
Net sales	5,214.7	4,432.0	3,547.3	2,989.5	2,783.7	N/A
Operating income	208.4	177.1	198.7	151.7	150.9	N/A
Net income	98.0	83.3	114.8	164.9	109.6	N/A
Per Share Data:
French GAAP
Non-Diluted earnings (loss) per share	(1.29)	(1.1)	4.45	13.90	10.95	6.68
Diluted earnings (loss) per share	(0.58)	(0.49)	4.26	12.85	10.75	6.51
Non-Diluted number of shares (thousands)	26,794	26,794	24,242	15,412	15,759	15,776
Diluted number of shares (thousands)(2)	28,386	28,386	25,388	16,665	16,051	16,192
U.S. GAAP
Basic earnings per share	3.80	3.23	6.85	10.84	7.12	N/A
Diluted earnings per share	3.24	2.75	6.77	10.73	7.10	N/A
Basic number of shares (thousands)	25,823	25,823	16,770	15,210	15,387	N/A
Diluted number of share (thousands)(2)	30,325	30,325	16,962	15,374	15,446	N/A
Other Financial Data:
French GAAP
Purchase of fixed assets	148.5	126.2	2,670.5	702.2	109.8	10.5
Depreciation and amortization	306.9	260.8	110.9	43.0	31.8	14.0

	At December 31,

	2002
			2001	2000	1999	1998
	U.S.$(1)	€	€	€	€	€

	(amounts in millions)
Balance Sheet Data:
French GAAP
Cash and cash equivalents	872.0	741.1	763.4	563.1	1,019.4	861.5
Working capital requirement	(1,034.5)	(879.2)	(695.7)	(648.0)	(830.9)	(537.9)
Fixed assets, net	4,139.5	3,518.2	3,806.8	1,050.7	431.8	264.1
Total assets	12,479.0	10,606.0	12,117.7	6,906.6	6,205.0	4,474.3
Total short-term debt	349.4	297.0	456.7	191.2	15.0	8.8
Total long-term debt	1,117.9	950.1	1,182.2	4.8	6.8	2.1
Shareholders’ equity	2,384.1	2,026.3	2,214.2	766.4	596.2	484.1
Minority interests	19.2	16.3	21.4	3.4	2.3	2.8
U.S. GAAP
Total long term debt	1,117.9	950.1	1,182.2	4.8	6.8	N/A
Total assets	7,027.7	5,972.9	7,672.4	2,451.8	2,304.8	N/A
Shareholders’ equity	2,480.9	2,108.5	2,228.3	764.9	639.6	N/A

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on May 30, 2003 of $1.1766 per € 1.00 for the year ending December 31, 2002.

(2)	Diluted share capital for 2001 and 2002 excludes 1,847,376 shares held by our subsidiary ISIS, which we canceled subsequent to our merger with ISIS in 2002.

Exchange Rate Information

      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in French francs per $ 1.00 or U.S. dollars per € 1.00, as the case may be. Since January 1, 1999, the euro has substituted the French franc as the lawful currency of France. These rates are provided solely for the convenience of the reader and are not the rates we used in the preparation of our Consolidated Financial Statements included elsewhere in this annual report. We use the rate published by the Banque de France for our internal financial reporting and for the presentation of certain U.S. dollar/ French franc and U.S. dollar/euro translations set forth herein (see “— Selected Financial Data”). No representation is made that French francs or euro could have been, or could be, converted into U.S. dollars at these rates or any other rate. January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for French francs.

	French francs per $1.00				U.S. dollars per € 1.00

	Year/period	Average			Year/period	Average
	end rate	rate (1)	High	Low	end rate	rate (1)	High	Low

Yearly amounts
1998	FF 5.59	FF 5.90	FF 6.21	FF 5.39	—	—	—	—
1999 (2)	6.51	6.20	6.54	5.55	$1.01	$1.06	$1.18	$1.00
2000	—	—	—	—	0.94	0.92	1.03	0.83
2001	—	—	—	—	0.89	0.89	0.95	0.84
2002	—	—	—	—	1.05	0.95	1.05	0.86
Monthly amounts
November 2002	—	—	—	—	0.99	0.99	1.01	0.99
December 2002	—	—	—	—	1.05	1.02	1.05	0.99
January 2003	—	—	—	—	1.07	1.06	1.09	1.04
February 2003	—	—	—	—	1.08	1.08	1.09	1.07
March 2003	—	—	—	—	1.09	1.08	1.11	1.05
April 2003	—	—	—	—	1.12	1.08	1.12	1.06
May 2003	—	—	—	—	1.18	1.16	1.18	1.12

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(2)	January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the French franc.

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

Risks Related to Our Operations

Because most of our sales are to companies in the hydrocarbon/ petrochemical industry, a reduction in capital spending in that industry could cause our projects to be postponed or cancelled and constrain our ability to grow or maintain profits

      Demand for our services depends on the hydrocarbon/ petrochemical industry’s capital expenditures for development of fields, refining of oil and gas and production of their derivatives. Net sales derived from this industry accounted for approximately 93.3% of our sales in 2002, 86.7% of our net sales in 2001 and 81.5% of our net sales in 2000. We estimate that the hydrocarbon/ petrochemical industry will continue to account for a substantial majority of our net sales. The prices of oil and gas on the world markets are the most significant influence on the hydrocarbon/ petrochemical industry’s capital expenditures. In the upstream segment of the industry, sustained reductions in oil and gas prices reduce our upstream clients’ financial incentives to invest in new developments, with high-cost offshore developments generally being the most severely affected. In the downstream segment of the industry, sustained increases in oil and gas prices put downward pressure on consumer demand for products derived from oil and gas, including gasoline, chemicals, synthetic fabrics and plastics. Any resulting reduction or slowing of demand reduces our downstream clients’ financial incentives to invest in additional production capacity. In both the upstream and downstream segments, volatility of oil and gas prices can also cause capital expenditures to be postponed or cancelled.

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

We are contractually exposed to significant construction risks that could cause us to incur losses

      We derived approximately 80% of our 2002 net sales from lump-sum turnkey contracts. We expect that turnkey contracts will continue to account for a similar portion of our net sales. Under these contracts, we agree for a fixed price to design, build and install completed facilities which are delivered in a ready to operate condition. The actual expense to us of executing a lump-sum turnkey contract may vary substantially from the assumptions underlying our bid for several reasons, including:

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

Losses on one or more large contracts could reduce our net income or cause us to incur a loss

      Our five largest contracts, all of which are turnkey contracts, represented 34% of our backlog at December 31, 2002, 26% of our backlog at December 31, 2001 and 35% of our backlog at December 31, 2000. Although we are more highly diversified following our acquisition of Coflexip, our contract portfolio will continue to be relatively concentrated and the combined businesses’ expected increased success in bidding for large integrated turnkey contracts is expected to contribute to continued concentration. If we do not achieve our expected margins or suffer losses on one or more of these large contracts, this could reduce our net income or cause us to incur a loss.

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

One or more of our contracts for projects in Iran and Libya may be subject to U.S. sanctions, which could limit our ability to obtain credit from U.S. financial institutions and restrict our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities

      As a foreign multinational corporation with operations throughout the world, we engage in activities in and with countries prohibited under U.S. law to U.S. citizens and persons subject to U.S. laws, including, in some cases, foreign persons and corporations. Under the U.S. Iran and Libya Sanctions Act of 1996, as amended in August 2001 (ILSA), the U.S. government may impose sanctions on companies that make statutorily defined investments in the petroleum industry in Iran and Libya. As amended, ILSA requires the President of the United States to impose two or more of certain enumerated sanctions on any person or company, regardless of nationality, that makes investments in Iran or Libya of U.S.$ 20 million or more which directly contribute to the enhancement of Iran or Libya’s ability to develop their respective petroleum industries. We are engaged in activities in Iran and Libya, consisting principally of turnkey project management services. Our net sales in Iran during the year ended December 31, 2002 amounted to € 287 million (approximately U.S.$ 271 million) and in Libya amounted to € 35 million (approximately U.S.$ 33 million). At December 31, 2002, we had backlog amounting to approximately € 784 million (approximately U.S.$ 741 million) in Iran and an immaterial amount of backlog in Libya. If the U.S. government were to determine that some or all of our activities in Iran and Libya are investments as statutorily defined by ILSA, ILSA grants the President of the United States discretion in determining which sanctions to apply, which can include restricting our ability to obtain credit from U.S. financial institutions or support from the U.S. Export-Import Bank, or restricting our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities. For a more detailed discussion of our operations in Iran and Libya and of U.S. and international sanctions, see “Item 4. Information on Technip-Coflexip — Geographical and Segment Breakdown of Net Sales and Backlog”.

Interest rate movements or a decline in our cash balances could reduce our net income

      Our financial results are sensitive to changes in interest rates. Income from investments in short-term money market instruments represents a portion of our net income. This source of income is affected by movements in interest rates, our own cash balances, as well as by cash balances on contracts resulting from down payments and progress payments from clients. We negotiate the level of down payments and progress payments with our clients on a contract-by-contract basis. Lower prevailing interest rates, a decline in our cash balances, or a reduction in cash balances on our contracts could reduce our net income. Higher prevailing interest rates will raise our cost of borrowing under our financial debt carrying variable rates, notably our financial debt related to the financing of the Technip-Coflexip business combination, and could result in lower net income.

Because we make sales and incur expenses in multiple currencies, exchange rate movements may cause us to incur losses

      Significant portions of our sales and expenses are denominated in currencies other than the euro, most significantly the U.S. dollar and the Great Britain Pound. To the extent that our expenditures and revenues are not denominated in the same currency, exchange rate fluctuations could cause our costs to grow larger than our revenues on a given contract. Although we closely follow our exposure to non-euro currencies on a contract-by-contract basis and enter into hedging transactions in an attempt to reduce the risks of currency fluctuations, these activities are not always sufficient to protect us against incurring potentially large losses if currencies fluctuated significantly.

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

Because a large number of oil and gas projects are found in developing countries, political instability in these countries could cause projects to be cancelled, postponed or subject to delays, which could increase our costs and reduce our future growth opportunities

      Much of our business involves projects in developing or less developed countries that are experiencing or may experience political instability. For the year ended December 31, 2002, a majority of our net sales came from projects located in developing countries. Unanticipated political events or social disturbances in developing or less developed countries could cause a material decrease in our profitability. For example, the Gulf War in 1990 and 1991 disrupted some of our projects. We cannot exclude that the current armed conflict in the Middle East will not delay or otherwise negatively affect our backlog and future business prospects in this region and elsewhere. Our Sincor refinery project in Venezuela has been affected by general political and social unrest in that country, which delayed our reaching several intermediate project milestones in 2000 and led us to constitute contract-specific reserves, which negatively affected our refining segment’s operating income for the year. In response to these risks, we have adopted a policy of maximizing our insurance coverage by using government-sponsored and private export credit and insurance agencies and by matching our work progress and outlays to cash advances on all contracts. However, in the event of national or regional political instability, these insurance policies may be inadequate to prevent us from taking a loss on contracts in course, which could reduce our net income or cause us to incur a loss. Political instability may also result in fewer new project tenders meeting our criteria. For these reasons, political instability in developing countries could increase our costs and reduce our future growth opportunities.

Reduced availability of government-sponsored export financing could increase project costs to our clients and lead to fewer new projects and reduce our growth opportunities

      We rely to some extent on government-sponsored or private export credit and insurance agencies, such as the French COFACE, the Italian SACE, the Dutch NCM, the Spanish CESCE and the U.S. Export-Import Bank, to assist our clients to obtain financing for some major contracts. If this financing assistance were reduced from current levels, our clients might choose to undertake fewer projects. A reduction in the number of new contract tenders for this reason would reduce our growth opportunities.

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

Risks Related to Our Shares and American Depositary Shares

The market value of our shares or American depositary shares could decline if one of our major shareholders sold a substantial number of our shares

      As of February 28, 2003, our two largest shareholders, Institut Français du Pétrole (“IFP”) and Gaz de France, owned in the aggregate, approximately 14.1% of our outstanding share capital and approximately 19.4% of our voting rights. In addition, Total owns approximately 3.8% of our share capital and approximately 5.9% of our voting rights. See “Item 7. Major Shareholders and Related Party Transactions”. Sales of a substantial number of our shares or American depositary shares in the public markets, or the perception that sales of a substantial number of our shares or American depositary shares could occur, could exert downward pressure on the prevailing market prices for our shares and American depositary shares causing them to decline.

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

Double voting rights of our shares and change of control provisions in our agreements may limit our shareholders’ opportunities to be offered a premium price for our shares by a potential acquiror

      Under our current bylaws (statuts), our shareholders who hold their shares in the same name in registered form for at least two years have the right to two votes for every share thus held. As a result, new purchasers of our shares qualify to obtain double voting rights only after holding our shares in the same name in registered form for two years. See “Item 9. The Offer and Listing” and “Item 10. Additional Information — Shareholders’ Meetings and Voting Rights — Double Voting Rights”. As of December 31, 2002, 2,410,711 of our shares carried double voting rights, representing approximately 10.3% of our outstanding share capital and approximately 18.74% of our voting rights. On April 3, 2003, our shareholders authorized our management to effect a substantial capital increase in the event of a tender offer for our share capital. We are also a party to a number of joint ventures, concessions, license arrangements and other agreements that contain change of control provisions. The double voting rights, capital-increase authorization and change of control provisions may make it difficult or undesirable for a potential acquiror to acquire a substantial percentage of our voting rights, and may therefore provide a defense against hostile takeovers or, more generally, may delay and impede a change in control in which our shareholders might receive a premium above the then-current market price for our shares held by them.

If you hold our American depositary shares rather than our shares, you will not be able to exercise all the rights our bylaws (statuts) provide to holders of our shares

      If you hold our American depositary shares, you will not be able to qualify for double voting rights, and because of the additional time and administrative steps required to instruct the depositary on how to vote deposited shares held for you if you hold ADSs rather than shares, there may be instances where you will not be able to successfully exercise the voting rights related to your ADSs. In addition, it may also be more difficult for you to exercise your other rights as a shareholder if you hold our American depositary shares than it would be if you held our shares. For example, if we offer new shares and you have the right to subscribe for a portion of them, the depositary is allowed, at its discretion, to sell for your benefit the right to subscribe for new shares instead of making it available to you. For a detailed description of your rights as a holder of our American depositary shares, you should read “Item 10. Additional Information — Description of Our American Depositary Shares”.

Item 4.     Information on Technip-Coflexip

Overview of Our Business

      We are a leading worldwide provider of engineering, technologies and construction services for the oil and gas, petrochemical and other industries. In 2002, we were among the world’s top five full-service engineering and construction groups in the field of oil and gas (hydrocarbons) and petrochemicals based on our annual net sales of € 4.5 billion (source: Engineering News Records).

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

      With 45 years of experience in the design and construction of large industrial facilities, a wide range of state-of the-art technologies and operational bases spread over the five continents, we are able to manage all aspects of major projects, from front end engineering design to turnkey delivery. Turnkey projects, under which we design and deliver a “ready-to-use” facility to our client for a lump-sum price, accounted for a substantial majority of our 2002 net sales. We execute turnkey projects involving industrial infrastructure as varied as onshore and offshore production and storage facilities, oil refineries and petrochemical plants. In addition to our turnkey activities, we manufacture highly specialized equipment and provide engineering consulting and other services.

      We generated more than 74.4% of our net sales in markets outside the European Union in 2002. Our main engineering and business centers outside of France are located in Italy, Germany, the United Kingdom, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. Our manufacturing plants (flexible pipelines, umbilicals, robotics), construction yards and spoolbases are located in France, Brazil, the United Kingdom, the United States, Finland and Azerbaijan. Our staff numbers approximately 19,000 full time employees based in over 52 countries and we run a world class fleet of 15 offshore construction vessels.

      Through our business combination with Coflexip in October 2001, we have become a world leader in the design and construction of offshore oil and gas projects. We are capable of executing turnkey projects including integrated engineering design, fabrication, procurement and construction services, on projects involving offshore platforms and the provision and laying of underwater pipelines.

      At the same time, we are a leader in the relatively mature onshore sector, consisting of both oil and gas development projects and hydrocarbon processing projects including gas treatment units, refineries and petrochemical plants. We expanded the size and geographic scope of our onshore activities in 1999 through the acquisition of the engineering activities of the Mannesmann group.

      We believe our operations benefit from substantial competitive strengths. Our reputation as a turnkey project manager and our access to key technologies are competitive advantages for securing competitive tenders. We also believe that our execution model for turnkey contracts benefits from our cost control and risk management expertise as well as our experience as contract manager. However, because of the substantial business risks inherent to the turnkey contracts into which we enter, it is not possible for us to predict the margins of our current and future business.

      During our 45 years of operations, we have designed and supervised the construction of over two thousand facilities in more than 115 countries. Our roster of clients includes industry leaders such as ExxonMobil, Chevron, Philipps, Shell, Dow Chemicals, BASF, Renault, and numerous national energy companies including Petrobras, Saudi Aramco, ADNOC and our historical shareholder Total. We have been publicly traded in France on the Premier Marché since 1994 and on the New York Stock Exchange since 2001, and are fully committed to providing state-of-the-art engineering services while increasing shareholder value.

The Industry in Which We Operate

      We derived 93.3% of our net sales in 2002 from goods and services provided to the hydrocarbon/ petrochemical industry. We are active both in the offshore segment of this industry, which consists of the engineering and construction of facilities for the production of oil and gas from offshore fields, and in the onshore segment, through the engineering and construction of gas treatment units, oil refineries and chemical plants. Demand for our services in this industry depends principally on the rate of new capital spending on production and processing facilities.

      We expect strong growth in capital spending on hydrocarbon field development (referred to as “upstream” activities in our industry) particularly on deepwater projects (depths of 500 meters or more). Technip-Coflexip has a complete portfolio of technologies to allow our clients to develop deep water oil and gas reserves while minimizing their costs. Notable among these are our floating offshore platforms, including the EDP (Extendable Draft Platform) and the SPAR especially designed for our clients’ deepwater projects.

      Technip-Coflexip also supplies and installs undersea pipeline and equipment for the development of fields at depths of up to 2,500 meters. See “— Oil and Gas Production-Offshore Field Development.” While offshore production of oil and gas remains more costly than onshore production, we believe that the development of deepwater reserves is an essential contribution to the world supply of oil and gas. We believe that the extension of upstream activities to deep water fields presents an opportunity to those firms capable of providing innovative engineering solutions and management skills.

      New capital spending on onshore activities will principally be driven by population growth and economic development, notably in Asia. The development of substantial gas deposits should lead to new investment throughout the upstream and downstream sectors of the gas industry, particularly in the Middle East. We expect new environmental legislation affecting member countries of the OECD (Organization for Economic Cooperation and Development) to lead to significant revamping of existing gasoline refineries. Additionally, global refining capacity is relatively tight compared to current demand, potentially leading to new investment in countries with growing demand.

      Our activities have developed in three principal industrial branches (Offshore; Onshore/ Downstream and Industries), with the following contributions to net sales in 2002 and backlog at December 31, 2002:

Offshore: Net Sales of € 2,125.0 million in 2002

      We are a provider of integrated design, engineering, fabrication and construction services including floaters, subsea flowlines, risers and umbilicals as well as project management and maintenance operations. The group’s broad offering of engineering and installation services allows us to undertake offshore field development projects with a larger scope on an integrated basis worldwide. We engineer and construct floating production architectures for offshore developments, including drilling rigs and storage facilities. We are a world leader in the engineering and installation of subsea development systems, consisting of rigid or flexible risers and flowlines that carry crude oil and/or gas from the seabed to the surface. In connection with these activities, we perform subsea well intervention tasks and inspection, repair and maintenance services for subsea installations and equipment. On the basis of year 2002 production volumes, we are also a world leader in the design and manufacture of flexible pipe and control umbilicals. With the expected growth in offshore oil and gas development (which we anticipate will be on average about 10% annually in terms of capital spending), we are targeting annual sales growth of approximately 10%.

Onshore/ Downstream: Net Sales of € 1,938.6 million in 2002

      Since our founding in 1958, we have participated in over 2000 onshore/ downstream projects throughout the world. We have also designed and built for national oil companies and many of the world’s private sector multi-national oil companies 27 complete refineries or modifications of existing plants, representing more than 600 individual refinery units and more than 100 gas processing units, including the world’s largest sulfur recovery complex, as well as nine fully integrated petrochemical complexes and over 330 units producing basic chemicals and derivatives and over 200 fertilizer production units.

Industries: Net Sales of € 388.7 million in 2002

      We also offer our project management and engineering services to a diverse array of clients unrelated to the hydrocarbons industry. Past projects have included over 160 life sciences plants, 70 cement plants, 60 power plants as well as industrial research centers, office parks, manufacturing and food processing plants, theme parks and data processing centers, among others.

      Our overall strategy can be summarized as follows:

•	Maintain a capital spending policy in line with this target,

•	Keep our focus on gas and gas-related projects (production and refining of gas, LNG, LTG, petrochemicals) particularly in the Middle East,

•	Grow revenue from our Industries segment to approximately 10% of combined revenues.

      Based on this strategy, we anticipate that our offshore activities will continue to represent approximately half of our business in terms of sales.

Recent Major Acquisitions and Disposals

      Our policy is to undertake selective acquisitions to expand the range of projects accessible to us, both by obtaining key technologies we do not already possess and by gaining new client relationships. It has not been our policy to use acquisitions simply to acquire market share that we could reasonably acquire with existing resources through organic growth.

      Since the beginning of 1999, we have actively pursued external growth opportunities in line with this stated policy. First in early 1999, we acquired control of the engineering business of the Mannesmann group. In early 2000, we made a strategic investment in, and formed an alliance with, Coflexip. In late 2000 we bought the half of the chemical engineering joint-venture Krebs-Speichim which we did not already own.

      Coflexip Business Combination. In October 2001, we raised our direct and indirect shareholding in the French engineering and construction group Coflexip S.A. from approximately 29% to approximately 98% through a tender offer for the shares of Coflexip and the shares of its major shareholder ISIS. As a result of this operation, we became Technip-Coflexip, a leading worldwide provider of integrated engineering, technologies and construction services for the oil and gas, petrochemical and other industries.

      UTC Acquisition. In 2001 we acquired the privately owned UTC Projetos e Consultoría Ltda, a leading Brazilian engineering and construction company in the upstream sector, based in Rio de Janeiro. This acquisition is another building block in the implementation of our offshore growth strategy. The acquisition will also strengthen our presence in Brazil, where we possess substantial operations.

      Acquisition of the Deepwater Division of Aker Maritime. In January 2001, Coflexip acquired the Deepwater Division from Aker Maritime. The Deepwater Division was composed of a number of companies specialized in the engineering and fabrication of floating production systems for subsea and deepwater field developments. The terms of this agreement are described in more detail in “Item 10. Additional Information — Material Contracts.” The Deepwater Division has its principal places of operation in the United States, the United Kingdom and Finland. It also operates in Nigeria, the Caspian Sea, and Australia.

      Since January 1, 2002, Technip-Coflexip engaged in the following transactions:

      Merger with ISIS. In June 2002, our shareholders approved a merger with our subsidiary ISIS. Prior to the merger we held a 99.05% interest acquired as a result of a public exchange offer in 2001 to acquire control of Coflexip, in which ISIS held a substantial interest. Prior to the merger, ISIS disposed of most of its remaining non-Coflexip assets, including its 35% interest in Compagnie Générale de Géophysique and its 48.5% interest in Novasep.

      Merger with Coflexip. We have proposed for our shareholders’ approval in July 2003 a merger with our subsidiary Coflexip. We currently hold a 98.36% interest in Coflexip as a result of the public tender offer conducted in 2001. The proposed merger marks the final step in the integration of the businesses of our two predecessor companies Technip and Coflexip.

      Nargan. In April 2002 we acquired a 20% interest in Nargan, an Iranian engineering company.

      Angoflex. In July 2002 we entered into a partnership agreement with Sonangol to prepare the constitution of a jointly owned subsidiary, Angoflex Limitada, for the fabrication of umbilicals at the Sonamet facility located at Lobito, Angola. The new production facility is expected to be operational by mid-2003 and will be fully equipped to manufacture steel umbilicals and accessories. The facility will have a production capacity of 50 kilometers of umbilicals per year and will employ up to 45 local staff. In a second phase, the partners will consider expanding the capabilities of this facility.

      SEAMEC. In conformity with Indian laws governing changes in ultimate control persons of companies listed in India, Technip-Coflexip launched a tender offer on November 11, 2002, for 20% of the share capital of South East Asia Marine Engineering and Construction Limited (SEAMEC) in which Coflexip already indirectly held a 58.24% interest prior to the Technip-Coflexip business combination. As a result of this tender offer, completed in February 2003, Technip-Coflexip indirectly holds 78.24% of the share capital of SEAMEC.

      Disposal Program. In addition, as part of our €100 million disposal program for non-strategic assets announced in May 2002, we conducted the following transactions in 2002:

•	Ipedex: Sale for € 7 million of our 46% interest in Ipedex, a provider of maintenance and operations for Oil and Gas companies;

•	Well Operations: In July 2002 we sold the Well Operations division of CSO Limited to Cal Dive International, Inc. for approximately € 70 million. This disposal concerned all of the division’s activities, workforce and assets dedicated to well intervention, including the dynamic positioned vessel CSO Seawell.

•	Newcastle Yard: In August 2002, we sold our subsidiaries McNulty Offshore Ltd and Captain Frank McNulty & Sons Ltd, to the management of McNulty Offshore Ltd. We had acquired our interest in these subsidiaries incidentally to our acquisition of the Deepwater Division.

•	CSO Headquarters: On September 3, 2002, we completed the sale of an office building located in the 16th arrondissement of Paris (Porte Maillot) and formerly serving as Coflexip group headquarters.

•	Rintekno: In December 2002, we sold our 28.6% interest in the Finnish life sciences engineering company Rintekno Oy to BE & K Inc. for € 3.2 million.

Industrial Branches of Activity

      We design and construct industrial and service facilities for a large number of industries, with a particular emphasis on the hydrocarbon/ petrochemical industry. Net sales derived from the hydrocarbon/ petrochemical industry accounted for approximately 93.3% of our total net sales in 2002, 86.7% of our total net sales in 2001, and 81.5% in 2000. Within the hydrocarbon/ petrochemical industry, we manage our activities through two branches: offshore and onshore, whether upstream or downstream. A third branch of activity consists of engineering and project management services for diverse industries unrelated to hydrocarbon/ petrochemicals. In each of these branches we have developed specific engineering and technological capabilities. Our basic project management model summarized below, however, applies to all of them.

      Our role on a project is to act as “general contractor”; we provide the engineering design and the equipment procurement and construction management services. However, with limited exceptions, we do not consider ourselves to be a construction or manufacturing firm. Construction work is generally sub-contracted to specialized firms, while equipment is typically acquired through competitive bidding processes. Our employees are principally involved in design work, procurement of equipment and supervision of construction. In most cases, we manage the project for our client from the drawing board to the delivery of an operational facility, frequently also helping to arrange financing. In other cases, our scope of work is limited to the provision of engineering services corresponding to specific client needs. A detailed discussion of our turnkey contract project management, as well as our services and manufacturing operations is found at “— Description of Our Operations”, below, following this discussion of “Industrial Branches of Activity” and “Geographical Breakdown of Net Sales and Backlog”.

Offshore Branch

      In 2002, we generated net sales of € 2,125 million, or 47.7% of our total net sales, from offshore activities as compared to € 722.0 million, or 20.4% of total net sales, in 2001 and € 130.0 million, or 4.4%, in 2000. At December 31, 2002, our offshore branch represented approximately 30.5% of our total backlog.

      We provide integrated design, engineering, fabrication and construction services in the offshore oil and gas sector. We are capable of executing integrated offshore projects, covering the engineering and execution of both the surface and subsea parts of a project and a wide range of services. Our capabilities encompass the design and fabrication of platforms, either fixed or floating, the design, procurement and installation of subsea equipment and pipelines. Those capabilities are complemented and fully integrated through advanced global project management skills. Our expertise is well recognized on the field of offshore operations where Technip-Coflexip proposes innovative solutions based on proprietary designs and products such as floating facilities, flexible pipe, umbilicals and robotics. Those solutions are supported by a fleet of 15 pipelay and construction vessels. These subsea activities accounted for 66.6% of our Offshore segment backlog at December 31, 2002 (or € 1,171.8 million).

      Our expertise in surface platform design and construction is reflected in the Elgin-Franklin North Sea platform built for Elf Exploration UK (in partnership with McDermott and Barmac) as well as our SPAR floating platform deep-water references in the Gulf of Mexico, backed by “best in class” expertise in process and naval architecture. Our floaters activities accounted for 33.4% of our Offshore segment backlog at December 31, 2002 (or € 589.3 million).

      Early in the field development process, Technip-Coflexip provides conceptual engineering services. These engineering services include screening of solutions at the conceptual stage based on economical valuation and risk management techniques, field architecture and front end engineering studies. Our ability to offer these engineering services is an additional competitive advantage in turnkey project tenders.

Subsea Oilfield Services (SURF)

      The engineering, fabrication and installation of the equipment connecting subsea wells to the surface platform is frequently referred to as “SURF” activities, which stands for “subsea umbilicals, risers and flowlines”. SURF activities have historically been at the core of Technip-Coflexip’s offshore activities. As an alternative to placing the well heads on a surface facility, SURF uses well heads placed directly on the sea bed and connected to platform-based surface facilities through flexible or rigid subsea pipelines. These well heads are remotely controlled from the surface through umbilicals (underwater conduits that carry hydraulic or electrical power, data signals and well service fluids). We offer the turnkey delivery of SURF systems, involving our oversight of suppliers and subcontractors and including our own submarine services such as pipe laying, subsea construction, and the manufacture and supply of critical equipment including umbilicals and flexible pipe. Our clients seek to develop fields in increasingly deep waters, requiring constantly evolving engineering and technology. We help our clients to expand the range of economically viable production, as demonstrated by our contract to install infield flow lines and risers in the Gulf of Mexico at record depths of 1,800 to 2,100 meters.

      To support our installation of SURF systems, we maintain one of the world’s most advanced fleets of subsea pipelay and construction vessels. In addition, some governmental regulations (such as in the North Sea) may require burial of subsea pipeline beneath the ocean floor and therefore we also provide trenching services to our clients. Our subsea installation and maintenance activities frequently require us to use divers or remotely operated vehicles (“ROVs”) deployed from construction vessels. Our launch of the pipe laying vessel CSO Deep Blue in 2001 has contributed to growth in our pipelay capabilities in the deepwater environments of the Gulf of Mexico and West Africa. For a description of our fleet of construction vessels, see “— Property, Plant and Equipment — Marine Service Vessels”. In addition to the engineering and installation of new systems, our SURF activities also encompass inspection, maintenance and repair of existing subsea infrastructure.

      Subsea oil field services are highly specialized. While no company participates in all segments of the subsea oilfield services industry, a number of companies, including the Group, provide a broad range of the industry’s products or services. See “— Competition”.

Surface Facilities

      We design and construct fixed and floating drilling, production, processing, and living-quarter platforms for the development of offshore and deep water oil and gas fields. In addition to more traditional approaches, we offer proprietary technological solutions such as SPAR and EDP platforms, self-installing full platforms or decks (Unideck and TPG) which do not require the use of costly installation equipment such as heavy lift barges and our streamlined float-over platforms for exploiting marginal fields or wells (MOSS).

      Fixed Platforms. The TPG 500 is a self-installing high-capacity fixed platform which is constructed, equipped and tested onshore and then towed to site. Once on site, the platform’s legs are jacked down to the seabed up to 150 meters deep and the hull is subsequently raised into its final position. Under favorable conditions, start-up of operations can commence as early as five days after the TPG 500 arrives on site. Although the TPG 500 is a fixed and not floating structure, the installation can be reversed and the platform re-installed at a new site. Unlike our TPG 500, the typical fixed platform involves substantial offshore construction and commissioning, and significant removal costs. In 2002, we completed the preliminary engineering studies for our third TPG 500 platform, which will be built for the Shah Deniz field in the Caspian Sea.

      Floating and Semi-submersible Platforms. The SPAR is a floating deepwater drilling and production platform, based on a technology co-developed and jointly owned by Technip-Coflexip and J Ray McDermott S.A. The structure comprises a hull with a circular cross-section that sits vertically in the water and is supported by buoyancy chambers at the top and stabilized by a midsection structure hanging from the hard tanks. If necessary, stability may be supplemented by solid ballast placed in compartments at the keel. The vessel is held in place by a taut catenary mooring system, providing lateral station keeping. The SPAR platform uses “dry-tree” technology, where the wellhead equipment is located on the platform rather than on the seabed, reducing the cost and time involved in common maintenance work.

      Our SPAR platforms constitute an important component of our business strategy for floating production platforms. In 2002, Kerr-McGee, who already operates our SPAR platforms in the Gulf of Mexico, announced the purchase of our first Cell SPAR platform, scheduled for delivery in the third quarter of 2003. In 2002, we delivered a Truss SPAR floating platform to British Petroleum for its Horn Mountain field and commenced fabrication on an additional SPAR platform for British Petroleum’s Holstein field in the Gulf of Mexico.

      In addition to our SPAR platforms, we have also developed the Extendable Draft Platform, EDP, a self-installing high-capacity semi-submersible platform for depths up to 1,000 meters, suitable for use in West Africa, the Gulf of Mexico, Brazil and deeper North Sea fields. We are evaluating the EDP concept as a technical solution for a West African deep offshore development.

Industry Considerations

      We believe that the market for the development of offshore fields, particularly in deep water (depths exceeding 500 meters) will experience significant growth in the next several years, and are focusing on the regions of West Africa, the Gulf of Mexico, Brazil and South East Asia. Based on our experience, we expect that clients commissioning offshore development projects will increasingly prefer contractors with the ability to offer integrated solutions for the entire surface and subsea development of a site, as well as financing services, over contractors bidding for only selected parts of a development. In line with this expectation, our strategy aims to develop the complementarity of our service and product offerings for integrated offshore projects.

Segment Strategy

      Our Offshore segment strategy aims to:

•	Defend our leadership position in the SURF sector;

•	Increase our market share in the area of surface production platforms; and

•	Increase our presence in West Africa, where we anticipate that capital expenditures on deep offshore projects will experience sustained and strong growth.

Onshore/ Downstream Branch

      In 2002, we generated net sales of € 1,938.6 million, or 43.5% of our total net sales, from our onshore/ downstream branch as compared to € 2,352.0 million, or 66.3% of total net sales, in 2001 and € 2,290.9 million, or 77.1%, in 2000. At December 31, 2002, our onshore branch accounted for approximately 62.8% of our total backlog.

      Onshore activities include oil and gas field development, gas treatment plants, oil refineries and petrochemical plants. Our activities in this branch consist mainly of the design and implementation of production, refining and treatment units. We also design and build related utilities and offsite facilities as hydrogen production units and storage facilities.

      Onshore Field Development. We design and construct all types of development facilities for onshore oil and gas fields, from wellheads to process facilities and export systems. In addition to new onshore field development projects, we have historically carried out substantial work on the revamping of existing facilities, notably through the modernization of their production equipment and control systems as well as bringing them in line with environmental standards.

      Pipelines. Since 1960, we have completed more than 140 onshore pipeline projects in over 40 countries, amounting to an aggregate length of 18,000 km of pipeline. We build pipeline systems principally for natural gas, crude oil and oil products, water, liquid sulphur and slurry. Through our subsidiary Technip Germany, we are one of the most experienced pipeline builders in the world and have completed projects even under the most severe environments, including desert, tundra, mountain and swamp. We have also entered into a joint venture, MEPR B.V. with Maats B.V. of the Netherlands, for the rental of pipeline construction equipment. MEPR’s rental fleet is one of the largest in the world.

      Natural Gas Treatment and Liquefaction. We are a global sales leader in engineering and construction of infrastructure for the natural gas industry, with over forty years of experience in the engineering of innovative solutions for our clients. An early pioneer in the field of natural gas liquefaction with the construction of the first high-capacity liquefaction facility at Arzew, Algeria in the early 1960s, we continue to be a global leader in natural gas engineering services with Bonny LNG currently developed in Nigeria.

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

      Refineries. Each refinery is uniquely configured to process crude oil into a determined range of products and by-products. Since our founding in 1958 we have designed and built more than 27 complete refineries, of which three have been built since 1995, and carried out major expansions or revamping of over 170 existing plants. Together, these projects represent more than 600 individual oil refining units delivered in over 40 countries for national oil companies and the world’s major private oil companies. Our systems control engineering capabilities together with proprietary technologies, including the progressive crude oil distillation patents we own jointly with Total, are key strategic assets in winning refinery tenders. We believe our progressive crude distillation technology has several advantages over traditional refining methods, positioning us to meet increasingly stringent environmental standards, including:

•	Reduced energy consumption, in part through reliance on steam by-products of refining.

•	Improved separation of the hydrocarbon components of crude oil.

•	Flexibility to produce new gasoline formulations.

•	Low pollution.

      We are a leader in the design and construction of hydrogen and synthetic gas production units and sulfur recovery units. Hydrogen and synthetic gas are used to distill and process refinery products and petrochemicals. Since 1992 we have participated in a global alliance with Air Products and Chemicals for the supply of high-purity hydrogen to the refining industry. High-purity hydrogen is critical for reducing the sulfur content in diesel and gasoline thus meeting increasingly stringent environmental standards. Since our founding, we have been involved in the construction of over 200 of these units worldwide for the refining and related industries. Some natural gas deposits have an undesirably high sulfur content which must be recovered as part of processing. Based on publicly available information, we have built approximately 30% of the world’s installed sulfur recovery capacity.

      Petrochemicals. In the field of petrochemicals, we have completed ten turnkey contracts for major fully-integrated petrochemical complexes. We have also designed and built a large number of individual petrochemical units, including 30 steam cracking units, over 120 aromatics units, over 100 intermediate product units and 130 polymer units, including 62 polyolefins units.

      We are a global leader in the construction of both polyethylene units and polypropylene units in terms of the number and installed capacity of the plants we have constructed. We believe that we have designed and built 14% and 8%, respectively, of the world’s current production capacities of polyethylene and polypropylene. Our competitive position in the field of petrochemicals was greatly enhanced in 1999 with our acquisition of KTI from the Mannesmann group. KTI (through the companies now known as Technip USA, Technip Benelux and Technip KT India) had been a frequent joint venture partner of ours since 1978, especially in projects related to ethylene production which combined our respective technologies in ethylene cracking furnaces and cryogenic gas.

Industry Considerations

      Over the next several years, we anticipate that economic and demographic growth will be the main factors contributing to continued expenditures on Onshore/ Downstream branch infrastructure.

      In the highly industrialized countries, new environmental regulations, especially concerning the composition of gasoline, will require the revamping of existing refinery infrastructure, particularly in the United States and in southern Europe. In the European Union in particular, the first phase of new regulations pertaining to refineries was implemented as of January 1, 2000. In the second phase, refineries are required to produce gasoline with significantly reduced levels of sulfur, benzine, olefines and aromatics by the year 2005. Over the period 2001 to 2020, the International Energy Agency has estimated that the average annual growth in demand for primary energy in terms of millions of barrels of oil equivalent (MBOE)/day will be 1.9% for oil and 2.7% for natural gas, which we believe will help drive future capital investment in this branch.

      Finally, the expected progression of global demand for natural gas (which the International Energy Agency has estimated to be 2.7%/year between 2001 and 2020) for electricity generation and other purposes will lead to strong growth in capital expenditures on liquefied natural gas projects and the development of Gas-to-Liquids (GTL) technology.

Segment Strategy

      Our strategy for growth in the Onshore/ Downstream segment centers on the following objectives:

      Capture expected growth in demand for gas projects. As natural gas is increasingly used in the generation of electricity and production of petrochemicals, we aim to defend our current leadership in the development, processing and pipe-line transportation of natural gas, and to further develop our position in the emerging field of converting gas into synthetic liquid hydrocarbons (a process generally known as “Gas-to-Liquids” or “GTL”), for which we have been selected to design and construct the first industrial production unit.

      Emphasize projects with a high value-added component tied to:

•	Their technological content to leverage our capacities in natural gas, ethylene, polyolefines and hydrogen production.

•	Turn-Key Management: to leverage our leading project management position in every major market outside of North America, which we have developed through our cost-effective global procurement and subcontracting, our ability to assist clients in organizing project financing and our international network of local engineering subsidiaries.

Industries Branch

      We also offer our engineering and construction services to a diverse range of other industries. Past projects have included cement plants, fine chemicals and life sciences facilities, industrial research centers, office parks, manufacturing and food processing plants, theme parks, data processing centers and electricity co-generation plants.

      In 2002, we generated net sales of € 388.7 million, or 8.7% of our total net sales, from the Industries branch compared to € 472.0 million, or 13.3% of total net sales, in 2001 and € 551.1 million, or 18.5% of total net sales, in 2000. In 2002, as a result of the consolidation of Coflexip for the full fiscal year, this segment will contribute less on a percentage basis than in 2001. At December 31, 2002, the Industries branch represented approximately 6.7% of our total backlog. Because this area generates contracts which on average have shorter project cycles than our larger hydrocarbon/ petrochemicals contracts, our backlog figures may tend to understate this area’s future proportionate contribution to net sales.

      Life Sciences. We have implemented over 160 major turnkey projects for clients in the life sciences industry. Projects range from research centers to production facilities for bulk active ingredients as well as manufacturing facilities for leading international clients in sectors including fine chemicals, intermediates, pharmaceuticals, veterinary products, and agrochemicals.

      Basic Chemicals. We are one of the world leaders in the design and construction of petrochemical production plants, we have completed over 100 projects in inorganic basic chemicals since 1970. We use a large range of proprietary or licensed technologies that are recognized as state-of-the-art worldwide.

      Fertilizers. We have designed and built more than 400 fertilizer units throughout the world for the production of ammonia, urea, nitric acid and ammonium, nitrates, sulfuric acid, phosphoric acid, superphosphates and compound fertilizers. Our capacity to provide chemical engineering services and manage projects in fertilizers is substantially enhanced by our access to the most up-to-date technologies in the field provided by companies including Topsoe, Monsanto and Stamicarbon.

      Food Processing. We have completed over 1,000 food processing projects for leading international clients in sectors including beverages, dairy products, animal foods, sugar, edible oils and distilleries (fermentation ethanol). In this field, we have developed proprietary technologies in ethanol production, palm oil refining and food yeast production.

      Power Generation. We are extensively involved in the power plant business worldwide, primarily through our subsidiaries Technip Germany and Technip Italy. Our capability has been proven in more than 1,000 nuclear and hydrocarbon-fired power plant projects and in high pressure piping systems for power plants.

      Cement. Our cement division designs and builds greenfield cement plants. We also handle major expansions and upgrades of existing facilities, throughout the world. Proprietary technologies for pre-calcination of clinker (the kiln-fired precursor of ground cement) and process optimization are among our competitive strengths in this field. Our major past projects include 20 new cement plants and over 50 plant expansions and upgrades.

      Metallurgy. We are a leading company in the supply of solvent extraction systems for non-ferrous metals production. We offer our own solvent extraction technology based on our proprietary mixer-settler equipment. We have managed the design and construction of over 40 plants (using a total of more than 500 Krebs-Speichim mixer-settlers) based on this technology in 17 countries for the metal extraction and/or purification of metals including copper, nickel/ cobalt, uranium, rare earths, vanadium, tantalum/ niobium, indium, gallium and germanium. We have provided our solvent extraction technology to nine uranium solvent extraction plants, representing the majority of all uranium ore treatment plants built over the last 20 years, and to 10 nickel/ cobalt separation and recovery plants, a position we are reinforcing with a current project in South Africa.

      Architectural Engineering. We have developed expertise in the implementation of architectural projects for sophisticated buildings. Our architectural engineering services include engineering studies, project management, coordination and planning. Our notable achievements include the French National Library in Paris, the EuroDisney theme park in France, the Renault Research Center, and Banque Nationale de Paris-BNP data processing centers, as well as the Airbus A380 assembly plant in Toulouse, France, inaugurated in February 2003.

Industry Considerations

      While energy prices influence economic activities overall, the industries identified above are not necessarily subject to the same cycles as the hydrocarbon/ petrochemicals industry. This allows us to diversify our exposure to the hydrocarbon/ petrochemical sector.

Segment Strategy

      Our strategy for growth in this segment consists of internationalizing our engineering activities in fields such as life sciences, metallurgy and power generation that we successfully conduct in several core markets, while expanding our activities generally in pace with our growth in the other segments.

Geographical and Segment Breakdown of Net Sales and Backlog

     Net Sales By Segment of Activity

      We carry out our engineering and construction activities in three segments. The following table sets forth our consolidated net sales broken down by segment for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001 Pro	2001	2000
	Historical	forma(1)	Historical	Historical

	(In millions of EUR)
Offshore Branch	2,125.0	2,126.0	722.0	130.0
Onshore/ Downstream Branch	1,938.6	2,352.0	2,352.0	2,290.9
Industries Branch	388.7	472.0	472.0	551.1

Total	4,452.3	4,950.0	3,546.0	2,972.0

(1)	Unaudited. The proforma net sales is calculated based on the assumption that the acquisition of Coflexip was made on January 1, 2001.

     Net Sales By Geographic Zone

      We carry out our engineering and construction activities worldwide. The following table sets forth our consolidated net sales by geographic zone for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001 Pro	2001	2000
	Historical	forma(1)	Historical	Historical

	(In millions of EUR)
Europe/ Russia/Central Asia	1,196.6	1,497.0	942.0	717.0
Africa/ Middle East	1,482.0	1,305.0	1,209.0	1,448.3
Americas	1,328.5	1,541.0	835.0	454.5
Asia Pacific	445.2	607.0	560.0	352.2

Total	4,452.3	4,950.0	3,546.0	2,972.0

(1)	Unaudited

     Special Geographic Considerations

      A substantial part of our project backlog is in the Persian Gulf region, although we have no backlog in either Kuwait or Iraq. While to date, we do not believe that our business has been materially affected by the armed conflict in Iraq in the first half of 2003, the previous 1991 Gulf War did have a material adverse affect on our business, and we cannot predict the effect that the current conflict will have on future investments in this region or on our ability to complete our backlog under the terms initially contracted. We have taken additional measures to ensure the safety of our staff working in this region, including reducing the number of expatriated employees.

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

      Additionally, ILSA does not specify how the value of an investment is to be calculated. Consequently, if our activities in these countries were deemed to be an investment by the President of the United States, we cannot determine whether any such investment would in fact exceed the value thresholds established by ILSA.

      Under ILSA, the President of the United States has the authority to grant country-specific and project-specific waivers under certain circumstances, including those in the national interest of the United States. The United States government reached an understanding with the European Union in 1997, whereby the United States committed to work with the EU toward granting EU member states and companies waivers under ILSA. To date there have not been any enforcement actions under ILSA, however, we cannot predict future interpretations by, or the implementation policy of, the U.S. government with respect to ILSA.

      In addition, under U.S. executive orders and regulations, U.S. origin goods, technology and services may not be exported or reexported to Iran or Libya. Any person involved in any prohibited export or reexport may be placed on the U.S. Commerce Department’s “Denied Persons List,” as well as incurring other administrative and/or criminal penalties.

     Backlog By Segment of Activity

      Backlog consists of the uncompleted portion of contracts in force, which we define as signed contracts for which all pre-conditions to entry into force (such as proof of financing) have been met. Contracts in the Offshore and Industry segments tend to enter backlog almost immediately, while in the Onshore/ Downstream segment because of the larger contract size and more complicated financing arrangements it is not unusual for several months to pass before a signed contract can be entered into backlog. Our backlog does not include contracts which we have signed but which do not meet these criteria. Our backlog includes only our proportionate share of joint venture contracts. To the extent work on these contracts advances, they are progressively removed from backlog. Our backlog figures for 2000 do not reflect our then 29.7% interest in Coflexip. The following table sets forth our consolidated backlog by branch of activity at December 31, 2002, 2001 and 2000. Backlog is not an audited measure.

	At December 31,

	2002	2001	2000

	(In billions of EUR)
Offshore Branch	1.76	2.14	0.26
Onshore/ Downstream Branch	3.63	2.50	2.74
Industries Branch	0.39	0.29	0.41

Total	5.78	4.93	3.41

      Broken down by geographic zone, 52.5% of our backlog at December 31, 2002, was attributed in Africa/ Middle East, 24.1% in the Americas, 14.4% in Europe/ Russia/Central Asia and 8.8% in Asia Pacific.

      At December 31, 2002, our five largest contracts accounted for approximately 34.2% of our total backlog. The percentage share of our five largest contracts has increased from approximately 26% of total backlog at year end 2001, returning to the level of approximately 35% achieved at year end 2000 but substantially down from approximately 60% of total backlog at year end 1996.

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

Turnkey Projects

      Our clients are generally not specialized in construction and are primarily interested in obtaining the timely delivery of a completed and operational industrial complex without significant involvement on their part. Turnkey projects allow our clients to achieve this result by delegating to the turnkey contractor the responsibility for designing and executing major facilities of an industrial complex within an agreed budget and timetable. In the past it was typical for each facility on a major site to be contracted out in a separate turnkey project. The 1995 N’Kossa field development project in the Congo’s territorial waters, for example, generated 50 separate turnkey contracts for a total of U.S.$ 1.7 billion. In recent tenders, particularly in offshore developments, it has become common for a major site to be divided into only a handful of projects or even to be awarded in its entirety to a single project contractor.

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

      Substantially all of our turnkey projects are under “lump-sum” contracts that fix an all inclusive lump-sum price for the project. Lump-sum contracts have several advantages for our clients: the delivery price is known in advance, cost overruns are absorbed by the project contractors and the typical penalty structure encourages timely delivery. From our point of view, while lump-sum contracts entail business and financial risks, notably by requiring us to absorb any cost overruns, they also allow us to appropriate any cost savings which we generate during the life of the project. Because of these business and financial risks, we cannot generally estimate the margins of our lump-sum turnkey contracts accurately until a substantial portion of the work has been completed.

      “Cost-Plus” Contracting

      Another type of contractual arrangement common in our industry is “cost-plus” contracting. Under cost-plus contracts, the project contractor passes the design, equipment and construction costs on to the customer after adding a predetermined percentage profit margin. While cost-plus contracts often contain performance bonuses and penalties, much of the bid negotiation is focused on the percentage profit margin, with relatively little reward to the contractor for efficient project management and relatively little guarantee for its client against cost overruns. For these reasons, we generally determine that bid tenders for cost-plus contracts do not offer adequate opportunities for profitability. The current international market for engineering and construction services primarily involves lump-sum turnkey contracts due to the requirements of financial institutions. Cost-plus contracts remain common in the United States and some European countries.

Cooperative Ventures

      Typically, we bid for projects as the sole general contractor of the project. As sole general contractor, we have full responsibility vis-à-vis the customer for all aspects of the project, including the selection and supervision of sub-contractors. For some larger or more technical projects, we participate (often as the general contractor of the projects) in single-project joint ventures with other contracting, engineering and construction companies to share risks and combine financial, technical and other resources. In connection with our contractual arrangements, we are generally required to provide to the customer or the participating parties in a consortium or single-project joint venture with a bank guarantee of the performance of our obligations and liabilities under the contract.

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

Alliances

      Additionally, we occasionally form alliances with our oil and gas customers whereby we are able to share a portion of the risk and reward of a project. Similar to a traditional turnkey contract, an alliance contract will set a target price for the project. However, we share any savings below, or cost overruns above, the target price with our customer. Alliances often allow us to streamline the project by working on an integrated basis with our customer. In addition, alliances allow us to strengthen our customer relationships, be involved in a project at an earlier stage and participate in technological choices. Over the last three years, we have participated in several alliance contracts with European oil and gas companies.

Execution of a Turnkey Project

      As turnkey project contractor, we coordinate the principal functions in the engineering and construction process:

Financial Engineering	Our teams assist clients in obtaining external project finance before work commences.

Engineering Design	Our engineering services draws on our internal engineering staff and our proprietary technologies to design the facility.

Procurement	Our project teams source equipment from outside manufacturers through competitive bidding.

Construction	Our project teams select and oversee outside construction companies.

Commissioning & Start-up	Our commissioning/ start-up service verifies the readiness of the facility and starts operations. Once start-up is completed, our role in the project is over.

      As a general rule of thumb, engineering design services account for approximately 10% of a project’s total contract value. Equipment accounts for approximately 50% of a project’s total contract value. Construction accounts for substantially all of the remaining 40%, with start-up not representing a material percentage. Financing costs are supported directly by the client and are not included when calculating the contract’s value. While financing and start-up services do not have large independent economic value relative to the rest of the project, these services are generally highly valued by potential clients and facilitate obtaining contract awards. In addition, because we do not consider a contract to be unconditional until financing has been arranged, facilitation of financing is important for our project schedules and backlog calculations.

Financial Engineering

      Through our financial engineering teams located in Paris, Rome, Kuala Lumpur, Houston, Düsseldorf, The Hague, Aberdeen and Rio de Janeiro, we help our clients to arrange financing, seeking out and negotiating financing under the most appropriate structure for each project. We promote a broad range of financing instruments:

•	Export credits from multiple national export-import authorities,

•	Co-financing with multinational financing institutions,

•	Structured trade finance,

•	International commercial credit,

•	Local funding,

•	Letters of credit.

      Our active involvement in the financial engineering of the project is essential on many fronts. The presence of a well-regarded project contractor adds credibility to the project for financial institutions. Our financial engineering team is experienced in matching projects to appropriate financing structures. Finally, our project management teams are experienced at planning our procurement and sub-contracting around the national content requirements of national export-import authorities. As a matter of policy, however, we do not ourselves participate in arrangements which would require us to make an investment in the financing of the project.

Examples of recently arranged client finance include:

      Oman: U.S.$ 536 million for a nitrogen fertilizer plant (export credit guaranteed by Coface and Sace, with a standby letter of credit).

      Turkmenistan: U.S.$ 446 million for cracking unit and a lube oil plant (combination of commercial loans and multi-source export credits guaranteed by Hermès, Coface, Office Nationale du Ducroire, Turkish Eximbank and Malaysian Eximbank. € 112 million for a diesel treatment unit (Hermès)).

      Brazil: € 65 million for the supply and laying of flexible pipe for an offshore field (Coface export credit).

      Czech Republic: DEM 35 million for the revamping of an ethylene plant for CHEMOPETROL (corporate loan from Kreditanstalt für Wiederaufbau (KfW)).

      Uzbekistan: U.S.$ 300 million for the construction of a refinery at Bukhara (combination of multi-source export credits guaranteed by COFACE, the Export Import Bank of the United States, Japan EXIM and a private bank letter of credit).

      Egypt: U.S.$ 1 billion for the construction of a refinery at Alexandria (confirmation of letters of credit and financing granted by European Investment Bank (EIB)).

      Malaysia: Financing of a U.S.$ 140 million EPC contract under Coface and Hermès export credits and a commercial loan.

      Iran: € 480 million multi-source (COFACE, SACE, Cesce and NCM) export credit for the construction of two ethylene plants. € 100 million for the construction of a polyethylene plant guaranteed by COFACE.

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

Procurement

      Once our engineering work has advanced to a stage where our specific equipment needs are known, typically several months into the life of the project, we generally order our equipment rapidly both to ensure its availability when required under the project schedule and to minimize the time over which equipment price levels might depart from those assumed in our tender bid. With the limited exceptions of flexible pipe and umbilicals where we have industry-leading products, we are not involved in the manufacture of equipment. We source our equipment from a large number of independent suppliers. Our engineers do, however, establish the equipment specifications corresponding to the needs of a given project.

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

      We have started to carry out part of our equipment procurement over a proprietary business-to-business internet system. We anticipate that conducting our equipment tenders over this electronic system will reduce transaction costs and delays through the rapid diffusion of tender materials and the ability to receive a standardized electronic response, among other factors. The new system helps increase competition among our suppliers by providing accessibility to potential suppliers no matter where located. Use of internet technologies should also allow our separate geographic purchasing centers to better coordinate procurement and benefit from economies of scale. The system handles tendering and auctions of products and services. We are phasing in a full-scale internet-based purchasing system, or “e-procurement”, for all aspects of material and equipment sourcing and delivery, including calls for bids, clarification of tender specifications, submission of bids, bid analysis and finally either bid negotiation or an auction process. In addition to these tasks, our final procurement system will also handle tasks such as estimate requests, equipment design, delivery logistics, and invoicing. We anticipate that once our e-procurement system is fully operational, approximately 20% of our procurement will continue to be handled through traditional channels, because the e-procurement channel is not optimally suited for dealing with suppliers having no viable competitor or with orders for some large highly customized equipment.

      By deploying our e-procurement system and entering into master agreements with strategic suppliers, we aim to reduce processing costs by approximately 20% and potentially reduce the purchase price of equipment by 5%. In the context of the Technip-Coflexip business combination we are currently integrating the traditional procurement processes of the former Coflexip and Deepwater Division structures with our own e-procurement organization and systems.

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

Commissioning & Start-Up

      Prior to delivery, our commissioning/ start-up division conducts field testing to ensure that the facility is not just operational, but that it meets our client’s exact contractual specifications as well as national regulations and our own construction standards. To the extent a facility relies on licensed technology, the licensor will participate in its commissioning and start-up. During the pre-commissioning and commissioning phases, we subject each piece of equipment to simulated operating conditions. During the start-up phase, we commence actual operation of the facility. In the offshore branch, a competitive advantage is our ability to conduct a substantial portion of the commissioning services onshore at lower costs than would be incurred providing such services in the open seas. Where our contribution to a project consists of an engineering, procurement, construction and installation (known as EPCI contracts) of the subsea portion, we do not provide commissioning or start-up services to the client.

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

      In order to protect ourselves from the risks described above, we pursue a strategy of risk management based principally on the following elements:

•	Selecting projects carefully. This generally entails rejecting an opportunity to bid on a project which we do not believe will offer us profit opportunities adequate to cover risk.

•	Ensuring adequate technical capacity to meet contract obligations. This includes rejecting opportunities to bid on projects outside our core competencies.

•	Using our global scale to diversify counterparty, country and industry risk.

•	Participating in joint ventures to spread risk over more partners and more projects.

•	Estimating and controlling costs in reliance on our extensive experience in procuring equipment, materials and services, particularly for turnkey projects, and analyzing cost trends.

•	Commencing activities only after a project’s finances and government authorizations have been secured.

•	Ordering equipment rapidly and in the currency of our project receivables. This limits price-level and exchange rate risk.

•	Selecting appropriate sub-contractors based on technical abilities and financial strength.

•	Effective negotiation of payment terms and conditions to minimize contract and financing risks.

•	Using experienced project managers.

•	Conducting regular project reviews by senior management together with project management.

•	Obtaining appropriate insurance to cover financial risks.

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

Engineering Service Contracts

      In addition to carrying out turnkey projects, we also provide independent engineering services. Service contracts collectively account for approximately 4% of our net sales in 2002 and 8% of backlog at December 31, 2002. While we bill these services on an hourly or a cost-plus basis, we only accept projects meeting the same profitability criteria as in project management and have historically achieved comparable margins.

      Occasionally, service contracts can be quite substantial. On the Girassol project in 1998 and 1999, for example, we provided Bouygues Offshore with over 200,000 hours of sub-contracted engineering services. Additionally, these projects frequently call upon us to provide challenging work for our engineering staff. From a marketing perspective, service contracts also allow us to establish a relationship with potential future clients and, in the case of project feasibility studies, to become involved at an early stage in turnkey projects for which we may later submit bids. In particular, we believe that the provision of front end engineering services to such groups as ExxonMobil, Williams and Total through our specialized subsidiaries Genesis and RJ Brown Deepwater is a competitive advantage in our bidding for offshore oil and gas development projects.

Installation and Other Subsea Services

      Our personnel carries out a range of services in the Offshore segment, principally focused on the subsea installation of pipeline and the maintenance of existing subsea systems.

      Flexible Pipelay. We install flexible pipe using dedicated dynamically positioned marine service vessels (DP Vessels). See “— Property, Plant and Equipment — Marine Service Vessels”. Our new deepwater pipelay vessel, the CSO Deep Blue, is able to lay both flexible and rigid pipe at 2,500 meters water depth and began its first job in summer 2001 in the Gulf of Mexico. We have recently converted the CSO Constructor by increasing her launch and beam such that she can carry out full flexible pipe-laying operations in water depths down to 1,500 meters and carry 4,000 tons of flexible pipe. Each marine service vessel can be fitted with either, VLS (vertical laying systems) or any other specialized flexible pipe laying equipment that enables us to track the laying routes, approach close to surface platforms and lay pipe accurately. We believe that our fleet and unrivalled installation experience provide us with a competitive advantage in the installation of flexible pipe. Furthermore, our diving support vessels are also used to install flexible pipe on some projects where volumes are necessarily more modest. See “— Property, Plant and Equipment — Marine Service Vessels.”

      Rigid Pipelay. We install rigid steel pipe applying the reel method from aboard our two pipelay ships: the CSO Apache and CSO Deep Blue. In addition, we perform related construction services using our fleet of diving support vessels. See “Property, Plant and Equipment — Marine Service Vessels”. All the pipelines laid by our pipelay vessels are rigid, reeled pipelines, assembled at one of our spoolbases. Onshore spoolbases permit us to complete the fabrication process onshore and in advance of installation, whereas part of this process is typically completed offshore in conventional pipelaying operations. Work occurs in a more stable, controlled and safer work environment, prior to the pipe being taken offshore.

      Our reel method capability for rigid pipe laying provides a significant potential cost advantage because of its faster installation rates and reduced labor expense compared to the conventional pipelay methods. Our pipelay vessels can install pipelines at rates in excess of 1,000 meters per hour. Their superior installation speed as compared to traditional pipelaying allows faster completion of a project with less exposure to costly weather delays.

      The CSO Deep Blue is outfitted with twin 2,500 ton reels for rigid pipelay down to 2,500 meters water depth and supplemented with an optional J-Lay system for large diameter pipelines and riser installations. The CSO Apache has successfully laid pipeline at depths in excess of 1000 meters.

      Trenching Services. As part of our flexible and rigid pipelaying activities, we provide trenching services in regions where pipe is required to be buried. Trenching is performed most often in the North Sea as a result of local regulations. Since 1981 we have developed a number of technologies for the trenching of pipelines, including remotely operated jetting, cutting and plowing systems, which are used extensively in accordance with the varying water depths and soil conditions experienced in offshore developments.

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

      Inspection, Repair and Maintenance. We provide customers with subsea inspection, repair and maintenance services for existing platforms, pipelines and subsea equipment. Demand for these services arises from ongoing maintenance needs, insurance requirements and safety and environmental considerations. We perform these services principally in the North Sea, a harsh, deepwater, highly regulated environment providing steady demand for inspection, repair and maintenance services.

      Inspection is conducted by direct manned intervention or ROVs or a combination of both techniques. In performing such inspections, repair and maintenance services, the Group uses inspection technologies including ultrasonic, eddy current and magnetic particle inspection that examine the structural integrity of subsea facilities.

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

Manufacturing and Supply

      We manufacture a limited amount of highly specialized equipment for our own use and supply to third parties. All our manufacturing and supply activities are accounted for as part of our Offshore Branch, and consist principally of flexible pipe, drilling and refining application pipes (known as “DRAPs”), umbilicals and robotics as well as our fabrication of SPAR platforms. All of our products are designed and manufactured to meet a particular customer’s order. As a result, we generally carry a relatively small inventory. Our principal manufacturing sites are located in France, Brazil, Finland, the United States and the United Kingdom. Our fabrication yards are located in Finland and in the United States.

      Flexible Pipe. We are the world leader in the manufacture of offshore flexible pipe, with an estimated market share of 60% on the basis of 2002 production volumes. Flexible pipe is primarily used as an alternative to rigid steel pipe for the offshore transportation of oil, gas or water. Composed of layers of steel wires and thermoplastic sheaths, flexible pipe can be engineered to withstand a more corrosive environment to improve its fatigue behavior in dynamic environments and to provide greater insulation than conventional rigid steel pipe while remaining flexible. These qualities, combined with generally lower installation, maintenance and removal costs compared to rigid steel pipe, make flexible pipe particularly suitable for certain offshore situations such as deep water, rugged ocean floors and small, dispersed fields of hydrocarbons.

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

      Umbilicals. We are a world leading manufacturer of control/ chemical injection umbilicals (underwater conduits that carry hydraulic/ electrical power, data signals and/or well service fluids for the operation and control of subsea installations) which link subsea wells to fixed or floating production facilities. Our principal manufacturing activities are conducted in Newcastle, UK, and Houston, Texas, through our subsidiary Duco. Umbilicals are often manufactured using similar technology. In July 2002, we signed a partnership agreement with Sonangol to establish a joint subsidiary Angoflex Limitada for the manufacture of umbilicals in Angola. We expect this subsidiary to be operational in mid-2003.

      Robotics. We engineer and manufacture remote intervention products through our robotics subsidiary, Perry Slingsby Systems. Perry Slingsby Systems has recently introduced two new product lines to the deep ocean seafloor market, principally for the trenching and burial of telecommunications cables.

      SPAR Fabrication. Depending on the specific contract, the SPAR hull is typically fabricated in several pieces by our subsidiary Mäntyluoto Works, which employs approximately 650 persons at its plant near Pori, Finland. The pieces are then transported to a local shipyard where the main sections are joined afloat and welded together to form the complete hull. While the hull is being assembled, our subsidiaries Gulf Marine Fabricators, Inc. and CSO Aker in Houston fabricate and preinstall, respectively, the riser system and mooring lines. We are typically responsible for the engineering, procurement, fabrication and delivery of the complete hull, moorings and riser system.

      The decision to purchase these structures is time consuming and often costly for oil and gas companies. Typically, the decision cycle takes at least 12-18 months for companies to gather and analyze data, then model the risk and uncertainty of the site in order to purchase the most useful production system. Production would normally start approximately six months after the hull is upended.

Project Tenders and Competition

      Most of our contracts are obtained through a competitive bidding process which is standard for the construction and engineering industries. In selecting engineering and construction management companies for major projects, clients generally limit the tender to contractors they have pre-qualified based on technical criteria. In the case of cost-plus contracts, it is common for clients to initially approach one company with which they have worked in the past. In tenders for lump-sum contracts the tender process is generally open to competing bids from the start. In either case, the price competitiveness of the bid is the most important single selection criterion. Other important factors include the bidder’s technological capacity and performance, health, safety and environmental protection record, service quality, as well as reputation, experience and customer relations. Technological capacity is especially important for tenders in the upstream segment, and particularly for offshore developments, with each bidder potentially proposing entirely different technological solutions to the project. Until the final selection, negotiations continue with the client on matters such as specific design and performance parameters, the construction schedule and financial and other contractual terms and conditions.

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

      Our Business and Project Units are in charge of our marketing and commercial activities. The same Business and Project Unit will subsequently be responsible for the execution of its contracts up to reception and acceptance by the client. In this way, the area managers are fully responsible towards the management of their group for the overall operations in their regions. Our decentralized structure fits with the global extension of the group and it allows for decisions on major contracts to be taken by the top management of the group above specific thresholds according to the related Business and Project Unit concerned.

      Because of the high cost and management resources required in preparing a bid on a large contract, we only bid on selected projects. Among our principal criteria in determining whether we will respond to a call for bids are:

•	The project’s opportunities for profits compared to known risks.

•	Our confidence in a project’s chances of securing financing.

•	The technological fit of a project to our profile.

•	The project’s timing compared to our current commitments.

•	Our assessment of whether the client already has a preference for us or for a competitor.

      As a result of our selective bid policy, in the period 1995-2002, we experienced an average worldwide success rate of 25%-30% in winning tenders on which we bid. We cannot predict with any degree of certainty the frequency, timing or location of new contract awards.

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

      In the offshore oil and gas sector in particular, the consolidation of engineering companies in the last several years has resulted in fewer but more substantial competitors. No competitor in our industry offers internal capabilities in the full range of upstream and downstream activities of the hydrocarbon/ petrochemical industry. We are among a handful of engineering and construction companies fully integrated across the entire industry. One other company Saipem offers relatively integrated upstream services, although it does not provide substantial internal subsea or downstream capacities. We believe that client preferences in the offshore market increasingly favors integrated generalists with the capacity to integrate the entire architecture of a project. The downstream segment is served by more competitors, many of whom are relatively integrated within that segment.

      Surface Facilities. Our principal competitors in the design and construction of surface facilities for the offshore oil and gas industry include J. Ray McDermott, Halliburton, AMEC, Aker-Kvaerner and ABB.

      Subsea Services. Our principal competitors in providing subsea contracting services include Stolt Offshore, Saipem, Allseas Marine Contractors, and Subsea 7.

      Design and Manufacturing of Flexible Pipe. Our main competitors in the field of flowline and riser applications are Wellstream Company and NKT Cable, a company 51% owned by NKT Holding and 49% by Stolt Offshore. In the field of DRAPs, Taurus Hungarian Rubber Works is our primary competitor. Our flexible pipe business also faces significant competition from manufacturers of rigid steel pipe, including British Steel, Mannesmann Roehrenwerhe AG and Vallourec Industries.

      Umbilicals. In the market of umbilical manufacturing, our major competitors are Multiflex, a subsidiary of Oceaneering International, Nexans and Aker-Kvaerner.

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

      Research and development is a key to our continued success in engineering and construction, and is particularly critical to offshore systems. Our research and development activities have concentrated primarily on the development of our EDP platform, the improvement of the performance of the our products and services and on developing further applications of our flexible and reeled pipe technology, especially in ultra deepwater (over 1,000 meters). Recent successes include the development of the CSO Deep Blue pipelay vessel and our SPAR platform, including the recent Cell SPAR model. We pursue a three-pronged approach to acquiring new technologies relevant to our operations: internal acquisition through research and development, external acquisition through the purchase of specialized companies or mixed internal/ external development through research alliances.

Research and Development

      Our internally-financed research and development expenses for 2002, 2001 and 2000 were € 37.4 million, € 18.3 million and € 7.2 million, respectively. A large part of our research and development activities are attributed to specific projects, and therefore not included in these amounts.

      Our research and development activities employ approximately 250 persons and are focused on anticipating future client needs and making us more competitive. We are actively undertaking development and engineering programs in a number of advanced technical areas related to deepwater oil and gas production (including new platforms and floating production units as well as piping capable of transporting heavy crude or liquefied natural gas in the low-temperature, high-stress deepwater environment). Our principal research centers are Paris and Le Trait, in France, Aberdeen in the United Kingdom, and Houston in the United States. We also use external research and development to develop strategic technological alliances with potential clients in particular industries in order to facilitate commercial development in those industries.

Technology Alliances

      We participate in technology alliances in our onshore/ downstream branch, notably with BP Chemicals in the area of PTA, polyethylene and polypropylene, with Dow Chemicals in the area of ethylene furnaces and with Air Products in the area of hydrogen production units. In the offshore branch, we conduct research jointly with the IFP, particularly in the field of deep water offshore oil and gas production.

Acquisitions

      We also occasionally obtain access to important technologies through the acquisition of the businesses that developed them. For example, through our acquisitions of the KTI businesses since renamed Technip Benelux, Technip USA and Technip KT India, we have gained advanced capabilities and proprietary technologies in the ethylene sector, described elsewhere in this prospectus. Coflexip’s acquisition of the Deepwater Division of Aker Maritime gives the new group access to the SPAR portfolio of technologies for offshore floaters.

Human Resources

      Our key resource is our 19,000 employees in over fifty countries. Approximately 60% of our employees are design engineers or project management personnel with university degrees. The skills and diversity of our human resources gives us the flexibility to best adapt to the needs of our clients by organizing our employees into multicultural and mobile teams. We are dedicated to the development of the expertise and know-how of our employees. The mission of our human resources policies is to facilitate the integration of the former Technip and Coflexip structures, support the organic growth of the group’s activities and develop our employees’ skills.

Motivation Through Employee Ownership

      Employee shareholding plans and the enlargement of stock option plans have contributed to the involvement of our employees in the life and the success of the group. To the best of our knowledge, as of December 31, 2002, employees of the new group held shares representing 2.6% of our share capital. Of this amount, approximately half were held in custody through an administered employee share plan of the type defined at article 225-102(3) of the French Commercial Code.

      2002 saw two major employee initiatives authorized by our General Shareholders Meeting:

—	A capital increase limited to employee subscribers, « TECHNIP-COFLEXIP Capital 2002 », involved our 16 principal sites throughout the world. Despite the highly volatile nature of the capital markets, more than 3,800 employees participated including 48% of our employees in France, testifying to their confidence in the group;

—	Our management board acted on two resolutions of our General Shareholders Meetings, awarding share options representing approximately 3% of our share capital to over 1,200 persons, or almost 6.5% of our global workforce. The objective of this grant is to align the interest of employees at every level of our organization with the financial results of the group.

Expansion and Internationalization of Our Workforce

      Thanks to the diversity of our activities and the large number of locations from which we operate, Technip-Coflexip offers our employees significant mobility, both geographically and professionally. Our employees benefit from opportunities to vary and enrich their career paths within our structure, and to grow through multicultural work experiences. For the group, the internal mobility we offer our employees is also a means to circulate best practices and know-how, develop skills and professional flexibility and create a deep pool of management talent. We encourage this mutually beneficial internal mobility through an intranet “Technip-Coflexip Mobility” to advertise positions available for internal transfers both locally and abroad and through a program of support services for expatriated employees. As a result, over 800 of our employees are working outside of their country of origin.

      Our 19,000 employees had the following geographic distribution at year end 2002: 60% in Europe (18% in France, 13% in the United Kingdom, 9% in Italy and 20% elsewhere); 25% in the Americas (15% in the United States and 10% elsewhere); 11% in the Asia-Pacific region; and 4% in the Middle East and Africa.

      The following tables show our year-end number of employees for the three years ended December 31, 2002, 2001 and 2000 (2000 excludes Coflexip and the Deepwater Division, which were not consolidated at those dates) in terms of their function and in terms of their geographic location.

	Year ended December 31,

	2002	2001	2000

Employees	15,000	14,900	8,254
External staff	4,000	3,100	1,546
Total	19,000	18,000	9,800

	Year ended December 31,

	2002	2001	2000

Europe and Russia/ Central Asia	11,134	10,961	6,758
Middle East/Africa	855	837	678
Asia/Pacific	1,995	1,630	1,109
Americas	5,016	2,545	1,059
Other(1)	–	2,181	231
Total	19,000	18,000	9,800

(1)	Starting in 2002, we have eliminated the “other” category through adjustment of the scope of the remaining geographic zones. Prior years have not been restated.

Employee Relations

      In recent years we have experienced neither significant strikes nor work stoppages by our employees. We believe that we maintain good relationship with our employees and their unions. In particular, we have developed a structured incentive program, including stock options for senior management and bonus plans for all employees, and dedicated significant resources to training programs worldwide. We believe that our employee turnover rate is low compared to the engineering and construction industry as a whole, particularly with respect to the United States of America and the United Kingdom. We do not currently believe that the business combination and related integration efforts have had a significant negative effect on our relationship with our employees.

      Membership of our employees in trade unions varies from country to country and we have entered into a variety of collective bargaining agreements. As of December 31, 2002, approximately 18% of our employees are in France where national legislation requires the application of a 35-hour work week. Four of the five principal French labor unions, as well as an internal labor union, are represented at our units in France. As required by French law, our management holds periodic works council meetings with a delegation of union representatives. Our management also holds other periodic consultations with employee representatives. In Italy approximately 25% of our employees belong to one of three national trade unions grouped under the umbrella organization RSU. In Germany, a similar percentage of our employees belongs to the national trade union IG Metall. Our employees are in the process of organizing a European Works Council.

Property, Plant and Equipment

      Our principal facilities consist of office space at our headquarters and our regional Business and Production Units. We own our office space in Rome, Italy and Lyon, France, as well as an industrial plant in Trait, France. In 2002 and in early 2003, we sold our headquarters to allow ourselves to centralize 2,600 employees of our Paris operations in one rented building. We also lease the remainder of our office space. We own or lease fabrication yards and manufacturing facilities in connection with our Deepwater Division’s surface facilities operations and our manufacture of flexible pipe and other subsea products. Overall, our property, plant and equipment amounted to € 861.1 million at December 31, 2002 of which land and buildings accounted for approximately € 217.0 million. Our fleet of offshore construction vessels, described below, accounted for approximately € 429.4 million at that date.

Principal Properties

      At December 31, 2002, we owned or held under long-term leases the real property described below.

Location	Function	Status

Paris-La Défense France	Group HQ	Owned(1)
Paris, France	Offices	Leased
Boulogne-Billancourt, France	Offices	Leased
Le Trait, France	Manufacturing and Offices	Owned
Lyon, France	Offices	Owned
Aix en Provence, France	Offices	Co-owned
Rome, Italy	Offices	Owned
The Hague, Pays-Bas	Offices	Leased
Düsseldorf, Germany	Offices	Leased
Kuala Lumpur, Malaysia	Offices	Leased
Abu Dhabi, E.A.U.	Offices	Leased
Vitoria, Brazil	Manufacturing and Offices	Leased/ Owned
Rio de Janeiro, Brazil	Offices	Owned
Caracas, Venezuela	Offices	Co-owned
Saint Petersburg, Russia	Offices	Leased
New Delhi, India	Offices	Leased
Fremantle, Australia	Manufacturing and Offices	Leased/ Owned
Perth, Australia	Offices	Leased
Newcastle, UK	Manufacturing and Offices	Leased/ Owned
Aberdeen, UK	Manufacturing and Offices	Owned
Tyne & Wear, UK	Manufacturing and Offices	Owned
Pori, Finland	Land, Manufacturing and Offices	Owned
Channelview, Texas(2)	Land and Manufacturing	Owned
San Dimas, California	Offices	Leased
Mobile, Alabama	Land	Leased
Houston, Texas	Offices	Leased
Jupiter, Florida	Manufacturing and Offices	Leased/ Owned
Amelia, Louisiana	Assembly yard and Offices	Leased
York (Kirkbymoorside) UK	Manufacturing and Offices	Leased
Fourchon, Louisiana	Offshore Base	Leased
Port Harcourt, Nigeria	Assembly Yard and Offices	Leased

(1)	Sold subsequent to December 31, 2002.

(2)	Owned subject to an encumbrance (i.e. lien on tangible assets).

      In 2003 we sold our headquarters building and moved the related offices into leased space at Paris-La Défense, France. We also lease regional and representative offices in: London, England; Luanda, Angola;

Mumbay and Calcutta, India; Rio de Janeiro, Brazil; Oslo and Stavanger, Norway; and Singapore. In addition, we lease industrial space in Evanton, Scotland and Orkanger, Norway to accommodate our spoolbase facilities.

      We believe that our facilities are suitable for our needs and are well-maintained. Operations at all manufacturing facilities are conducted five to seven days a week.

Marine Service Vessels

      We operate sixteen pipelaying and diving support vessels, including three leased vessels, as shown in the following table. We also operate a fleet of work class and observation class ROV’s, together with a range of trenching and tooling assets. The following table presents information on our fleet at December 31, 2002.

	Overall
	Length	Maximum Lifting Capacity	Diving
Name	(meters)	(metric tones)	System

Sunrise 2000	132	120 (3 cranes)	No
CSO Deep Blue	192	400 (3 cranes)	No
CSO Apache	123	85 (3 cranes)	No
CSO Wellservicer(1)	111	130 (2 cranes)	Yes
CSO Constructor	112	115 (3 cranes) + 100 (A-Frame)	Yes
CSO Orelia	119	200 (2 cranes)	Yes
CSO Alliance	78	140 (3 cranes)	Yes
CSO Venturer	129	225 (2 cranes)	Yes
CSO Marianos	90	65 (2 cranes)	Yes
CSO DeepPioneer(1)	156	150 (2 cranes)	No
Normand Pioneer(1)	95	150 (A-Frame)	No
M/V Dove(1)	85,1	300	No
Seabulk Nevada(2)	62,8	150 (A-Frame)	No
PS1	76	30 (1 crane) + 15 (1 crane)	Yes
PS2	93	50 (1 crane) + 30 (1 crane) + 15 (1 crane)	Yes
PS3	93	50 (1 crane) + 5 (1 crane)	Yes

(1)	Leased

(2)	Lease terminated in April 2003

      As part of our program of maintaining one of the world’s most advanced construction fleets, we made several important investments in 2002, notably the modification of CSO DeepBlue’s J-Lay equipment for the Nakika project to allow the laying of pipe at depths of up to 2,500 meters and the refurbishment of CSO Wellservicer commenced in November 2002 to extend its useful life by a decade.

      We sold the vessel CSO Seawell in July 2002 as part of the disposal of the Well Operations division to Cal Dive International Inc.

      The construction ship CSO DeepPioneer joined our fleet under a long-term lease agreement to improve our deepwater subsea construction capabilities in West Africa.

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

      We maintain loss of hire insurance with respect to some of our vessels and protection and indemnity insurance with respect to all of our vessels. We carry hull and machinery insurance for our vessels covering total loss and significant repairs, including certain mechanical breakdowns. The total loss coverage under these policies is generally in an amount equal to the vessel’s appraised value. We also maintain insurance policies against certain liabilities arising from defective products or faulty installation. Among other types of insurance, we additionally maintain business interruption insurance for each of our manufacturing units in the offshore branch.

      We do not anticipate difficulty in maintaining adequate levels of insurance. However, terms of insurance coverage have become more restrictive and costly since 2001 and we can give no assurance that insurance coverage or contractual indemnities will be adequate in all circumstances or against all hazards, or that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

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

      The hydrocarbons carried by vessels in our fleet are principally the supplies necessary to provide power, propulsion and support ancillary machinery. All of our vessels fully comply with International Maritime Organisation codes regarding prevention of pollution and they conduct regular drills in emergency procedures with the equipment held onboard. As far as is possible, we segregate waste streams produced onboard for disposal. Where we send material ashore for disposal, authorized/ licensed contractors are used.

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

      In several of the countries in which we conduct our operations, notably Malaysia, China, Angola, Nigeria and Venezuela we are required to obtain special permits to operate. We believe that we are in compliance with all material environmental and other government regulations relating to our operations.

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

      An organization with a strong focus on risk-management, we are committed to delivering a safe workplace for employees, customers, visitors and local communities. In 2001 the Onshore and Offshore/ Downstream segments each delivered our best Health & Safety performance on record. However, we deeply regret one fatal accident involving a vehicle at one of our construction sites and another early in 2002 at a fabrication yard. We continue to strive for an accident-free worksite and are steadily introducing OHSAS 18001:1999, a standard for Occupational Health and Safety Management Systems.

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

Corporate History

      Technip was incorporated under French law in 1958 by IFP to develop expertise in engineering and construction services. IFP remains a major shareholder, holding 6.80% of our share capital as of February 28, 2002, representing 6.18% of our voting rights. Our other major shareholders, Total which, as of December 31, 2002, owned 3.78% of our share capital, representing 5.90% of our voting rights and Gaz de France which, as of December 31, 2002, owned 7.25% of our share capital, representing 13.18% of our voting rights, acquired their original holdings in Technip in 1965 and 1984, respectively.

      In 1994, we became a publicly traded company in France when our shareholders conducted a French retail and international institutional offering of our shares. In 1999, we carried out a corporate restructuring which transformed us into a pure holding company through the transfer of all our engineering and construction operations to Technip France, a wholly owned subsidiary. In October 2001, we acquired directly and indirectly 98.36% of the share capital of the offshore engineering and construction group Coflexip. See “— The Technip-Coflexip Business Combination.” At the same time, we listed American depositary shares on the New York Stock Exchange under the symbol TKP.

      As described elsewhere in this report, we acquired additional significant new subsidiaries and affiliates in 1999 and 2000. In 2001, prior to our business combination, Coflexip acquired the businesses making up the Deepwater Division in a trade sale from Aker Maritime. Today, approximately 100 wholly owned subsidiaries and 90 other subsidiaries and affiliates in some 24 countries make up the Technip-Coflexip group. Our registered and executive offices are located at Tour Technip-Coflexip, La Défense 6, 92973 Paris La Défense Cedex, France (telephone: (011-33-1) 47 78 21 21).

      We are organized as a société anonyme under French law. Under our bylaws (statuts), our corporate existence expires on April 20, 2057. The duration of our corporate existence may, however, be extended by our shareholders at an extraordinary shareholders’ meeting.

Item 5.	Operating and Financial Review and Prospects

Overview

      The following discussion is based on information derived from our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. In addition, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under “Item 3. Key Information — Risk

Factors” and elsewhere in this document. You should read the following discussion together with our audited consolidated financial statements for the fiscal years ended December 31, 2002, 2001 and 2000, included in this annual report.

General

      On January 1, 1999, the euro was introduced as the common legal currency of eleven member states of the European Union, including France. The euro has been adopted as our reporting currency for the periods after January 1, 1999.

      Taken as a whole, our operations are not seasonal because of our geographic diversity of operations and mix of upstream and downstream projects, although individual contracts may be subject to seasonality, primarily due to the effect of weather conditions on construction activity particularly in the North Sea. In addition, our upstream oil and gas activity is typically characterized as a cyclical industry. To date, however, our business in this sector has shown relatively steady growth, regardless of the external economic conditions.

Changes in Scope of Consolidation

      We have made significant acquisitions and disposals, which are material to your understanding of our financial condition and results of operations. We describe below the principal changes in our scope of consolidation occurring between January 1, 2000 and December 31, 2002.

      The year 2002 was marked by the merger of Technip-Coflexip and Isis in June. The merger is discussed below.

      In 2002, we sold our minority stake of 46% in Ipedex, which we accounted for under the equity method in 2001. In 2002 Coflexip transferred non strategic assets, such as the subsidiaries Mac Nulty Offshore Ltd and Captain Franck Mc Nulty & Sons Ltd (construction site in United Kingdom), and the activities and resources related to the Well operations branch (including the Seawell vessel). The former Coflexip head office (Porte Maillot building) was also sold.

      The goodwill resulting from the acquisition of the 69.1% interest in Coflexip in 2001 (see below) has been adjusted in 2002 in order to take into account the consolidated gains from the sales of certain Coflexip assets and activities during the year 2002. Other adjustments were also made and are presented below. In addition, the total goodwill of Coflexip has been allocated to two activity sectors of the Offshore branch: the first one concerns the floaters and floaters facilities sector and relates mainly to the Aker Maritime division acquired by Coflexip in

2001; the second one concerns the SURF activity (Subsea, Umbilicals, Risers and Flowlines) and relates to the main activity of Coflexip before the acquisition of Aker. The goodwill after adjustment is detailed as follows:

		In million
		of EUR

Creation of 5,504,436 Technip-Coflexip shares (€ 147.99 a share)		814.6
Cash paid for 5,000,000 Coflexip shares (€ 199 a share)		995.0
Net purchase costs		28.7

Purchase price for 52.47% in Coflexip		1,838.3
Coflexip net equity as of September 30, 2001 (52.47%)		(421.4)

Step-up for 52.47% in Coflexip		1,416.9
Step-up for 16.63% in Coflexip via Isis		253.1

Step-up for 69.1% in Coflexip		1,670.0
Reversal of net goodwill accounted by Coflexip (foreign exchange effect included)		503.5
Preliminary allocation to identified assets:
Vessels	(106.4)
Buildings	(24.2)	(125.5)
Patents	(59.4)
Deferred tax	64.5

Goodwill determined at date of acquisition		2,048.0

Adjustment on Coflexip shares coming from ISIS (after merger)		5.5
Gain on sales of CSO assets		(48.3)
Depreciation of American deferred tax assets		13.8
Provisions for transfers		32.1
Provisions and diverse charges		48.0

Goodwill 2002 after adjustment (gross)		2,099.1

      After the purchases in 2000 and 2001 and after the adjustments made in the year 2002, the goodwill is detailed as follows:

In million
of EUR

Goodwill on the purchase of 29.7% of Coflexip shares (April 2000)	447.5
Goodwill on the purchase of 52.4% of Coflexip shares (October 2001)	2,099.1
Total amortization at the end of December 2002	(167.1)

Goodwill after adjustments differences	2,379.5
Goodwill, net related to the « Floaters » activity	404.4
Goodwill, net related to the « SURF » activity	1,975.1

      UTC Projectos e Consultoria SA. In October 2001 we finalized the acquisition (100%) of the privately owned UTC Projectos e Consultoría SA. We acquired this Brazilian engineering and construction company to develop its activities in the upstream sector and especially in deep-water field development.

      The Technip-Coflexip Business Combination. On October 11, 2001, we completed two simultaneous exchange offers which resulted in our holding 98.36% of the share capital and 98.54% of the voting rights of

Coflexip and 99.05% of the share capital and voting rights of ISIS. We have consolidated the results of both of these companies into our consolidated financial results starting on October 1, 2001. Prior to October 1, 2001 we accounted for Coflexip using the equity method to reflect the 29.4% minority interest we held in that company prior to the completion of the Coflexip exchange offer. For a description of this minority interest, see “— Changes in the Scope of Consolidation-Coflexip Stena Offshore”, below. Prior to the ISIS exchange offer, we had no financial interest in ISIS. On June 20, 2002, we merged our subsidiary ISIS into our holding company. Following to the merger, Isis brought to Technip-Coflexip its portfolio in shares including the shares of Technip-Coflexip (cancelled), Coflexip, CGG (exchanged for Technip-Coflexip shares, then cancelled), as well as Novasep and Géoservices shares (sold).

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

      Coflexip Stena Offshore. In April 2000, we acquired a 29.7% interest in Coflexip, the parent company of the Coflexip Stena Offshore upstream engineering and construction group. Following the public exchange offer with a cash election initiated by us for Coflexip shares on July 3, 2001, we now hold 98.36% of the share capital and 98.54% of the voting rights of Coflexip. In 1999, the year prior to our first acquisition, Coflexip reported net sales of € 1,017.0 million and net income of € 89.6 million. We accounted for our interest in Coflexip from April 19, 2000 to September 30, 2001 using the equity method of accounting. In January 2001, Coflexip significantly expanded its operations through its cash acquisition of the Deepwater Division, which reported sales of approximately € 390 million in 2000.

      Krebs-Speichim. In September 2000, we acquired from Cogema the 50% of our fine chemicals affiliate Krebs-Speichim that we did not already own. In 1999, Krebs-Speichim and its consolidated subsidiaries, which we accounted for using the proportionate consolidation method, had contributed € 75.2 million to our consolidated net sales.

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

      Our revenue recognition accounting policy is based on the percentage-of-completion method on a contract-by-contract basis, except for some non-significant contracts for which revenue is recognized when the service has been rendered. Use of the percentage-of-completion method requires us to make estimates of our future gross margin under the related contract. We estimate the future gross margin based on a combination of factors, including our experience in the businesses and in the geographical region we operate, and market condition in that region. For lump-sum turnkey long-term contracts to the completion of early phases such as engineering design, confirmation of significant orders, and assurance that field conditions are satisfactory, is necessary to firmly assess identified risks and to estimate with sufficient precision the total future costs as well as the expected timetable. As a result, we recognize the related positive gross margin when the projected gross margin can be estimated more precisely, contract by contract.

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

      When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare for each group of assets their carrying value with its estimated realizable value based upon our expectations of future economic and operating conditions. While we believe that the assumptions used in determining fair value are appropriate, they are subject to judgement. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between the carrying value and the estimated realizable value.

Deferred Taxes

      As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Technip-Coflexip regularly reviews our deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we continue to operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Principal Differences Between U.S. GAAP and French GAAP

      The principal difference between U.S. GAAP and French GAAP that affects us is the difference in accounting for contract costs and contract bid costs. The differences related to amortization of goodwill, and accounting for post-employment benefits and employee stock plans under U.S. GAAP and French GAAP are also material to our results for the periods presented. For a summary of differences between the French GAAP and U.S. GAAP, see Note 30 to Technip-Coflexip’s Consolidated Financial Statements included elsewhere in this prospectus.

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

      Under French GAAP, goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired. Under U.S. GAAP, goodwill resulting from business combinations initiated after July 1st, 2001 is no longer amortized. Additionally, with the adoption of SFAS 142 on January 1, 2002, goodwill from previous acquisitions is also no longer amortized.

      After acquiring the 29.7% interest in Coflexip in 2001, we were unable to perform a complete valuation of the assets and liabilities acquired. Accordingly, we could not precisely identify the difference between the cost of our investment in Coflexip and the net assets acquired, and therefore elected under French GAAP to amortize the goodwill over a 20 year period based on an overall analysis of goodwill components at the date of acquisition. We recognized the subsequent gain reported by Coflexip on the sale of Cal Dive securities as a separate non- operating line as described in Note 2(b). For U.S. GAAP purposes, we reduced our share of the gain recorded by Coflexip on its disposal of Cal Dive securities. The amount recognized under U.S. GAAP was the difference between the selling price and the fair value of the Cal Dive securities at the date of the acquisition of the 29.7% interest in Coflexip. Goodwill amortization was reduced accordingly.

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

      The Company expected to adopt SFAS No. 143 on January 1, 2002 but decided to postpone the first application to January 1, 2003 and has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

      In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS 146 could result in the Company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

      In November 2002, the EITF reached a consensus on issue No. 00-21 Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) on a model to be used to determine when a revenue arrangement involving the delivery or performance of multiple products, services and/or rights to use assets should be divided into separate units of accounting. Additionally, EITF 00-21 addresses if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. In addition, companies are permitted to apply EITF 00-21 to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes. The Company will adopt EITF 00-21 for revenue arrangements that are initiated after January 1, 2004 and has not yet determined the impact that it will have on its results of operations, financial position or cash flows.

      In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. Refer to Note 26 for disclosures related to guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002 and has not yet determined the impact that it will have on its results of operations, financial position or cash flows.

      In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. Refer to Note 30 for disclosures related to stock based compensation. The Company intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003 and the Company has not yet determined the impact that it will have on its results of operations, financial position or cash flows.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN 45, and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively.

      The Company has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

      In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 affects the issuer’s accounting for three types of freestanding financial instruments:

•	Mandatorily redeemable shares, which embodies an unconditional obligation requiring the issuing company to redeem in exchange for cash or other assets at a specified or determinable date(s) or upon an event that is certain to occur;

•	Instruments that require or may require the issuer to repurchase some of its shares in exchange for cash or other assets, which includes put options and forward purchase contracts;

•	Obligations that must or may be settled by issuing a variable number of equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

      SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the fiscal years ending after June 15, 2003.

      The Company has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

Segment Reporting

      The objective of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” is to provide users of financial statements information about the different types of business activities in which a company engages and the different economic environments in which it operates. Subsequent to our business combination with Coflexip, our management has structured our operations into three branches that we utilize as reporting segments. These branches are the Offshore sector, which comprises the offshore business units of Technip and substantially all of the operations of Coflexip, the Onshore/downstream sectors, which comprises the Technip hydrocarbons activities not accounted for in the offshore sector, and the Industries sector, which comprises our activities outside the hydrocarbons industry.

Foreign Currency

      In each of the three years in the period ended December 31, 2002, approximately 60% of our net sales were denominated in a currency other than our reporting currency, the euro. Our principal non-euro currency during this period was the U.S. dollar, which made up approximately 50% of net sales and approximately 25% of operating expenses. In 2002, fluctuations between the euro and other currencies, notably the dollar, had a negative effect on our consolidated net sales amounting to approximately € 129.7 million. In addition to the dollar and euro, other important operating currencies for us include the Japanese yen, British pound and Malaysian ringitt. For a detailed description of our exposure to foreign currencies and currency hedging instruments, see “Item 11. Qualitative and Quantitative Disclosures of Market Risk”.

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

      Foreign currency transactions. Foreign currency transactions are translated into euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts which are translated using the contract rate based on foreign currency hedging. At year end, monetary assets and liabilities denominated in foreign currencies are translated into euros at the exchange rate prevailing at that date except for contracts-in-progress accounts and progress payments received from long-term contract customers which are recorded at the contract rate. The resulting exchange gains or losses are recorded in the income statement.

Outlook for 2003

      We have announced a business development plan encompassing the following elements:

•	Centralization of our Paris-based staff, currently located in four locations.

•	Increased cost efficiency and development of cost-saving synergies, particularly in the areas of procurement, information technology and overhead expenses.

•	A second round of disposals of non-strategic assets.

•	The merger of Coflexip S.A. into Technip-Coflexip S.A. to eliminate the costs related to the separate listing of Coflexip in France and to permit the streamlining of operations both at headquarters and subsidiaries.

•	The simplification of our governance structure through the adoption of a classic “board of directors” in place of our previous two-tiered board structure.

•	Following the litigation on Aker Maritime Deepwater Division’s purchase price claim (mentionned in Note 26 (c)), Coflexip has received a first payment of € 31,4 million from AKER which comes to decrease Aker Maritime Deepwater Division’s purchase price and thus the goodwill recorded in the accounts.

Technip-Coflexip Results of Operations for the Year Ended December 31, 2002,

Compared to the Year Ended December 31, 2001

Net Sales

      Our consolidated net sales for the fiscal year 2002 amounted to € 4,452.3 million. This was an increase of 25.6% from net sales in 2001 of € 3,546.0 million and is largely due to our acquisition of Coflexip, the results of which have been consolidated since October 1, 2001. In addition, our sales growth was negatively affected by a decrease of approximately 15.3% for our businesses other than Coflexip. On a pro forma basis reflecting our business combination, as of January 1, 2001, our 2002 net sales decreased 10.0% from pro forma net sales of € 4,949.8 million in 2001, mainly as a result of decreased onshore revenues recorded in 2002 and the disposal of several non-strategic activities. Among the largest contributors to net sales in 2002, as a result of the size and status of progress on these contracts, were for the Onshore Branch, Haradh Gas Plant in Saudi Arabia (SAUDI ARAMCO), PTA & FEL in Taïwan (BP), Fujairah Water & Power in UAE, and for the Offshore Branch, Devil Tower in USA (WILLIAMS), Holstein in USA (BP AMOCO), Gunnison in USA (KERR MC GEE).

      Backlog. Backlog, an unaudited measure resulting from firm orders received during the year and previous years, less progress on contracts underway, was € 5,776.1 million at December 31, 2002, increased from € 4,926 million at December 31, 2001. Backlog figures at December 31, 2001 include the full backlog of Coflexip at that date. During 2002, there was noticeable backlog growth in the Onshore/ Downstream segment in particular.

      By business segment, at December 31, 2002, approximately 30.5% of our backlog was in the Offshore segment, 62.8% was in the Onshore/ Downstream segment and the remainder was in our Industries segment. Contract intake in 2002 was driven in the Offshore sector principally by SPAR production platforms, integrated deepwater projects in the Gulf of Mexico and integrated projects in Africa, the North Sea and Brazil. In the Onshore/ Downstream sector, backlog was driven principally by petrochemical, gas and other projects in the Africa/ Middle East region, which accounted for 64% of segment backlog as of December 31, 2002. At the same date, approximately 15% of Onshore/ Downstream backlog was in Europe and Russia/ Central Asia, principally in Italy, Germany, the Netherlands and Turkmenistan, 12% in the Asia Pacific region with important contracts in Vietnam, China and Taiwan, and 9% in the Americas consisting of numerous service contracts and the near-completed La Isla project in Curaçao. Backlog in the Industries sector at December 31, 2002 consisted principally of a chlorine plant in Germany, an acetic acid plant in Saudi Arabia, an installation related to Ariane V in French Guyana, several service contracts for pharmaceutical plants and contracts for the construction of office and industrial space including for the municipal authorities of Nice, France.

      Backlog at December 31, 2002 does not include the order intake of several contracts which have been signed, but for which financing had not yet been confirmed by the client. As a result, our order intake not yet booked as backlog as of December 31, 2002, amounted to approximately € 0.4 billion, compared to approximately € 1.5 billion at December 31, 2001 and € 0.7 billion at December 31, 2000.

      Net sales by segment. Our Offshore segment accounted for € 2,125.0 million or 47.8% of total revenues in 2002 compared to € 722.0 million, or 20.4% in 2001. The significant increase in net sales mainly attributable to our consolidation of Coflexip as of October 1, 2001. Substantially all revenues of Coflexip are included in our Offshore segment. Major contributors to our 2002 revenues were our SURF and SPAR businesses in North America, two significant turn-key contracts relating to a platform in Nigeria and for development platforms for the Cakerawala fields in Malaysia, as well as strong activity levels in the North Sea.

      Our Onshore/ Downstream segment, which is comprised of activities related to production, refining and petrochemicals, accounted for € 1,938.6 million or 43.5% of total revenues in 2002, compared to € 2,352.0 million, or 66.3% in 2001, a decline in net sales of 17.6%. The major factors contributing to the decrease in sales in this segment were unusually low backlog levels at the beginning of 2002 as a result of our delivery of several major turnkey contracts prior to year end 2001 combined with slow order intake in the first quarter of 2002. Additionally, the decrease was impacted by a mix of projects-in-course mainly comprised of those in the early engineering phases where we tend not to recognize substantial revenues compared to the later phases in which equipment procurement and construction work are taking place and project milestones are being met. See “Item 4. Information on Technip-Coflexip — Description of Our Operations — Execution of a Turnkey Contract.”

      Our Industry segment contributed sales of € 388.7 million or 8.7% of total revenues in 2002 as compared to € 472 million, or 13.3% of total revenues, in 2001, a decrease in net sales of 17.6%, reflecting the particularly high level of sales recorded in 2001 as a result of the completion of several large turnkey contracts. Sales in 2002 derived from contracts in the pharmaceutical industry (MSD, Aventis Pasteur), the chemical and metals industry (Goro Nickel in New Caledonia, Copebras in Brazil, Kemapco in Jordan) as well as contracts for the construction of electricity generation plants in Germany, an Airbus 380 assembly site in France and several contracts for the cement industry.

      Net sales by geographic area. During 2002, our operations in Europe and Russia/ Central Asia generated € 1,196.6 million in sales, or 26.9% of total revenues, compared to € 942.0 million in sales, or 26.6% of total revenues in 2001, an increase of 27.0%, reflecting primarily the consolidation of Coflexip’s North Sea and other European revenues for the full fiscal year 2002. The principal contributors to sales in this region in 2002 were Hutton and MacLure (KERR MCGEE), Juno (BG) and Fram West (NORSK HYDRO). Additionally, sales recorded from engineering activities in this region progressed significantly notably due to the River Fields Development project (BP).

      Sales generated from our activities in Africa/ Middle East during 2002 amounted to € 1,482.0 million, or 33.3% of total revenues, an increase of 22.6% from reported revenues in 2001 of € 1,209.0 million or 34.1% of total 2001 revenues. The principal offshore contracts contributing to sales in this region in 2002 were Amenam (TFE) and Abo (AGIP) in Nigeria, Sable (BLUEWATER) in South Africa, and EPS Zafiro (EXXONMOBIL) in Equatorial Guinea. Our principal Onshore/ Downstream contracts in this region were Nigeria train III (in the process of being delivered) and trains IV and V which were commenced in the first quarter of the year, Haradh

Gas Plant and Haradh Pipe in Saudi Arabia, Fujairah Water and Power in the UAE, and ethylene complex in Iran, as well as the Qchem contract in Qatar which is in the process of being delivered.

      Our operations in Asia Pacific generated sales of € 445.2 million in 2002, or 10.0% of total revenues, a decrease from € 560.0 million, or 15.8% of total revenues in 2001. The decrease in 2002 is principally the result of the delay in the signature and commencement of several Onshore/ Downstream contracts. Our principal contributors to Offshore segment sales in 2002 in this region were the Cakerawala (CTOC) project in Malaysia, the Lan Tay (BP) project in Vietnam and the Laminaria Phase II (WOODSIDE) project in Australia. In the Onshore/ Downstream segment, the principal contributors to sales were petrochemical projects in China, Taiwan and Vietnam.

      Sales generated from our activities in the Americas increased significantly during 2002 and amounted to € 1,328.5 million, or 29.8% of total revenues, compared to € 835.0 million, or 23.5% of total revenues, in 2001. Sales in this region are particularly tied to our Offshore operations in Brazil and the Gulf of Mexico, with notably contracts for the engineering and construction of SPAR production platforms for Vastar Horn Mountain (BP), Gunisson (KERR MCGEE), Holstein (BP) as well as the integrated turnkey projects Devil’s Tower (WILLIAMS), Nakika (SHELL), Falcon (MARINER/ PIONEER) and Bidao (PETROBRAS). In the Onshore/ Downstream branch, sales in 2002 reflected the substantial progress on the La Isla refinery in Curaçao during this period, as well as the Syncrude, HDPE and American Acryl projects in North America.

Cost of Sales

      Our cost of sales was € 3,792.2 million in 2002, compared to € 3,035.3 million in 2001. The major component was payroll, study costs, and external costs such as equipment purchases and construction subcontracting. The increase in our costs was principally linked to our overall level of activity. The Onshore/ Downstream segment and the Offshore segment each accounted for about 45.5% of this amount (€ 1,725.9 million and € 1,715.5 million, respectively).

Selling, General and Administrative Expenses

      Our selling, general and administrative expenses during 2002 were € 312.5 million (or 7% of net sales) compared to € 149.0 million (or 4.2% of net sales) incurred in 2001. These amounts also include research and development costs which amounted to € 37.4 million in 2002 compared to € 18.3 million in 2001. The increase between the two periods is primarily due to explained by the consolidation of Coflexip selling, general and administrative expenses for the full year 2002 compared to only three months in 2001.

EBITDA

      The primary operating performance measure for our business segments is earnings (loss) before accounting for depreciation of assets, amortization of goodwill, interest, and income taxes (EBITDA). We believe that EBITDA is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis.

EBITDA	2002	2001	2000

	(in million of EUR)
– Offshore	250.1	86.3	0.1
– Onshore/ Downstream	85.3	189.0	157.1
– Industries	12.2	9.1	41.7
– Total	347.6	284.4	198.9
Less:
Depreciation	(143.0)	(49.6)	(16.3)
Less:
Amortization	(117.8)	(61.3)	(26.7)
Subtotal:
Operating Income (corresponds to EBIT)	86.8	173.5	155.9
Less:
Interest Expense (Net of Interest Income)	(66.9)	(6.5)	5.8
Less:
Tax Expense	(46.3)	(65.5)	(62.3)
Net Income	(29.4)	108.1	214.2

      Our earnings before interest, tax, depreciation and amortization (EBITDA) amounted to € 347.6 million in 2002 compared to € 284.4 million in 2001. The growth in EBITDA resulted from the contribution of Coflexip as a consolidated entity for the full year 2002 (amounting to € 234.1 million in 2002), offset in part by a reduction of nearly half in the EBITDA contribution from Onshore/ Downstream and Industrial activities in the same period.

      Most of our depreciation charges relate to assets in our Offshore segment. Our EBITDA also excludes amortization of goodwill resulting from acquisitions, which in 2002 amounted to € 117.8 million compared to € 61.3 million the preceding year. This significant increase is principally due to the acquisitions of ISIS and Coflexip in simultaneous tender offers in 2001.

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

      EBITDA by segment. Below we present EBITDA and EBITDA margins by business segment for 2002 and 2001. We have defined segment EBITDA margins as segment EBITDA divided by segment net sales.

      Our Offshore segment generated EBITDA of € 250.1 million, with a segment EBITDA margin of 11.8% in 2002, improved from segment EBITDA of € 86.3 million, with a segment EBITDA margin of 11.9% in 2001. The principal sources of EBITDA for this segment in 2002 was the consolidation of Coflexip for the full year for an EBITDA contribution of € 234.1 million, or 94% of the segment’s EBITDA for the year. The main driver of EBITDA in 2002 were contracts in the Europe and Russia/ Central Asia zone.

      Our Onshore/ Downstream segment generated EBITDA of € 85.3 million, with a segment EBITDA margin of 4.4% in 2002, compared to segment EBITDA income of € 189.0 million, with a segment EBITDA margin of 8.0% in 2001, a decrease in segment EBITDA of more than half. This substantial drop is explained on the one hand by the completion of several major projects on favorable terms in 2001, which allowed us to recognize strong margins and write back project-specific risk and technical provisions, and on the other hand by the timing of our significant order intake in 2002 which did not in many cases allow for substantial progress to be made during that year. As a result, our mix of projects-in-course in 2002 was weighted in favor of projects in the early engineering phases where we tend not to recognize substantial margins compared to the later phases in which equipment procurement and construction work are taking place and project milestones are being met. See “Item 4. Information on Technip-Coflexip — Description of Our Operations — Execution of a Turnkey Contract.”

      Our Industry segment contributed EBITDA of € 12.2 million with a segment EBITDA margin of 3.1% in 2002, as compared to segment EBITDA of € 9.1 million with a segment EBITDA margin of 1.9% in 2001, an increase in segment EBITDA of 34%. A major contributing factor to the increase in segment EBITDA and margin was the difficulty encountered in 2001 on a turnkey contract in Senegal, compared to strong results in 2002 driven by our RWE Niederaussem contract in Germany, ARAMCO contract in Saudi Arabia and Copebras contact in Brazil.

      EBITDA by geographic zone. Below we present EBITDA and EBITDA margins by geographic zone for 2002 and 2001. We have defined EBITDA margins as EBITDA divided by segment net sales for a given zone.

EBITDA	2002	2001	2000

	(in million of EUR)
– Europe and Russia/ Central Asia	148.4	73.2	64.2
– Africa/ Middle East	102.9	74.8	102.9
– Asia Pacific	22.1	72.2	29.3
– Americas	74.2	64.2	2.5
– Total	347.6	284.4	198.9
Less:
Depreciation	(143.0)	(49.6)	(16.3)
Less:
Amortization	(117.8)	(61.3)	(26.7)
Subtotal:
Operating Income (corresponds to EBIT)	86.8	173.5	155.9
Less:
Interest Expense (Net of Interest Income)	(66.9)	(6.5)	5.8
Less:
Tax Expense	(46.3)	(65.5)	(62.3)
Net Income	(29.4)	108.1	214.2

      In Europe and Russia/ Central Asia, we generated EBITDA of € 148.4 million in 2002 (11.5% EBITDA margin) compared to € 73.2 million (7.8%) in the preceding year. The increase was due to the consolidation for the full year in 2002 of Coflexip’s activities in this region, including notably in the North Sea, compared to the consolidation for three months in 2001.

      In Africa/ Middle East, we generated EBITDA of € 102.9 million in 2002 (6.9% EBITDA margin) compared to € 74.8 million (6.2%) in the preceding year. This increase reflects notably the Fujairah, Haradh and Egyptian Naphta contracts in the Middle East and our Nigeria contracts in Africa.

      In Asia Pacific, we generated EBITDA of € 22.1 million in 2002 (5% EBITDA margin) compared to € 72.2 million (12.9%) in the preceding year. The decrease in EBITDA and EBITDA margin in this region reflects in large part the status of progress on our PTA and Phu-my contracts.

      In the Americas, we generated EBITDA of € 74.2 million in 2002 (5.6% EBITDA margin) compared to € 64.2 million (7.7%) in the preceding year. This growth in EBITDA reflects the consolidation of Coflexip and its substantial operations in the Gulf of Mexico and Brazil for the full year 2002 as well as our La Isla contract in Curaçao, partly offset by the low level of utilization of our Corpus Christi yard and operational difficulties at a Coflexip subsidiary based in Houston.

Operating Income

      Depreciation. Charges for depreciation of assets during 2002 amounted to € 143.0 million, compared to € 49.6 million in 2001. The increase is mainly due to additional depreciation on the assets acquired from Coflexip in October 2001. Coflexip, and our Offshore segment generally, generate more significant depreciation charges than our other business segments because of their heavy capital investments in construction vessels.

      Goodwill Amortization. Amortization of goodwill during 2002 amounted to € 117.8 million, compared to € 61.3 million in 2001. The increase is mainly due to our commencement of amortization of goodwill relating to our acquisition of Coflexip and Isis in October 2001, representing an annual amortization change of € 81.9 million in 2002 and € 20.4 million in 2001. The remainder of the goodwill amortization in 2001 mainly results from amortization of goodwill arising from our partial acquisition of Coflexip in 2000 (€ 22.4 million) and from our acquisition of KTI and MDEU from Mannesmann in 1999 (€ 8.0 million).

      Operating income amounted to € 86.8 million in 2002, compared to € 173.5 million the previous year, a decrease of nearly half. The operating margin (operating income taken as a percent of net sales) declined to 1.9% in 2002 from 4.9% in 2001, primarily as a result of the decline in the Offshore segment operating margin to 0.5% and the decline in the operating margin of our other activities to approximately 3% in 2002. Offshore’s operating margins were negatively affected in 2002 by our inability to execute contracts with CSO Deep Blue during its extensive outfitting during that year as well as underutilization of our construction yards. Margins in the rest of the business reflected the large number of major contracts in the early phases during which we do not typically recognize strong margins.

Financial Result

      We had a net financial loss (excluding financial income on contract installment payments, which we record under net sales) of € 66.9 million in 2002 compared to € 6.5 million in 2001. The principal factor contributing to this loss was our higher average debt level in 2002 due primarily to the financing of the cash portion of our acquisition of Coflexip through borrowing in late 2001, which we in turn refinanced through the issuance of OCEANE bonds in January 2002. In 2002 we incurred € 27.3 million in financial expense related to our OCEANE bonds including a € 16.9 million as redemption premium amortization. Other factors contributing to this net financial loss were financial expense of € 10.8 million in connection with short-term notes, and exchange-rate related losses of € 12.9 million relating to Coflexip. This line item does not include financial revenue on positive cash balances of individual contracts, which we account for under net sales. In 2002 and 2001 financial revenues from these sources contributed € 14.0 million and € 17.0 million, respectively, to our net sales.

Equity in Income of Unconsolidated Affiliates

      We had no equity in income from unconsolidated affiliates in 2002 compared to € 15.6 million in 2001. The change reflects principally the full consolidation of Coflexip and the disposal of a number of non-strategic minority holdings. The principal unconsolidated affiliates contributing income to this item in 2001 were Coflexip with a contribution of € 14.4 million in 2001 and Ipedex, a subsidiary which provides maintenance and operations for oil and gas companies. Coflexip was accounted for under the equity method from April 2000 until September 30, 2001. In the beginning of October 1, 2001 we consolidated its operations following the successful completion of the Coflexip and ISIS exchange offers. We sold our 46% interest in Ipedex in a management buy-out in 2002.

Non-operating Income (loss)

      We recorded a non-operating loss of € 6.9 million in 2002 compared to a non-operating loss in 2001 of € 6.6 million. In 2001 our non-operating loss was primarily the result of the dilution of our interest in Coflexip prior to the business combination as well as restructuring charges related to EHR GmbH and other expenses. Coflexip did not contribute to our non-operating loss of 2001. The non-operating loss in 2002 was primarily derived from restructuring costs of € 7.0 million and exceptional losses of € 8.7 million related to non recurring losses occurred on former contracts, offset by € 6.2 million in tax credits awarded by the Italian tax authorities and gains on asset sales of € 5.6 million related to our disposal of shares of Ipedex and Rintekno.

Income Tax

      Our income tax for 2002 amounted to € 46.3 million, compared to € 65.5 million in 2001. Compared to the generally applicable French corporate income tax rate of 35.43% for 2002 and 36.66% for 2001, our effective income tax rate amounted to 33.53% in 2002 and 30.36% in 2001.

Minority Interests

      Minority interests in our earnings amounted to € 3.9 million in 2002 compared to € 2.4 million in 2001. Minority interests in 2002 were principally attributable to our Indian subsidiary SEAMEC.

Net Income (loss)

      Our consolidated net loss for 2002 was € 29.4 million, compared to net income of € 108.1 million in 2001.

      Net income before non-operating items and amortization of goodwill upon acquisition represents a profit of € 95.3 million in 2002 compared to a profit of € 176.0 million in 2001, or a decrease of 45.9%. On this basis, earning before non-operating items and goodwill amortization per diluted share in 2002 amounted to € 3.91 in 2002 compared to € 6.93 in 2001. The diluted per share results in 2002 are affected by the issuance of exchangeable/convertible bonds (OCEANE) in January 2002. The calculation of diluted per share information assumes the write-back of reserves for reimbursement and financial costs. 2002 diluted per share information does not take into account options in our 2003 plan which were not attributed at December 31, 2002.

Technip-Coflexip Results of Operations for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Net Sales

      Our consolidated net sales for 2001 were € 3,546.0 million. This was an increase of 19.3% from net sales in 2000 of € 2,972.0 million and is largely due to our acquisition of Coflexip, the results of which have been consolidated since October 1, 2001. Coflexip contributed € 495.0 million of consolidated net sales for 2001. This moderate growth reflects the slowdown in order intake which took place these past two years, where we continued, in a highly competitive market, to focus on expected contract margins rather than volume. In addition to the Coflexip acquisition, the largest contributors to net sales in 2001, as a result of the size and state of progress on these contracts, were Q-CHEM (Quatar), Nigeria Train III (Nigeria), Sincor (Venezuela) and La Isla (Curaçao).

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

      Our Onshore/ Downstream segment, which is comprised of activities related to production, refining and petrochemicals, accounted for € 2,352.0 million, or 66.3% of total revenues in 2001, compared to € 2,290.9 million or 77.1% in 2000, an increase in net sales of 2.7%. In 2001, important contributors to this segment were Q-Chem (Qatar), Nigeria Train III (Nigeria) and La Isla (Curaçao), the Midor refinery in Egypt, the OGD2 gas treatment installations in Abu Dhabi, the coke calcination plant in Bahrain and the Sincor complex in Venezuela.

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

The principal contracts contributing to our sales in this region in 2001 were Kuito 1 E (CABGOC), Nigeria Train III, Q-CHEM in Quatar, Haradh in Saudi Arabia and MIDOR in Egypt.

      Our operations in Asia Pacific generated sales of € 560.0 million in 2001, or 15.8% of total revenues, up from € 352.2 million, or 11.9% of total revenues in 2000, an increase of 59.0%, due to progress on the Legendre (WOODSIDE) and Bonkot (PTT) contracts, the CTOC and OPTIMAL contracts in Malaysia, and the PTA CAPCO contract in Taiwan. Coflexip operations in the Asia Pacific generated € 32.0 million in sales in the fourth quarter or 5.7% of our total annual revenues generated in Asia Pacific region in 2001.

      Sales generated from our activities in the Americas increased significantly during 2001 and amounted to € 835.0 million, or 23.5% of total revenues, compared to revenues in 2000 of € 454.5 million. The principal contracts contributing to our sales in this region in 2001 were Banjo/ Seahawk (WILLIAMS), Nile (BP), American Accryl and HDPE Chevron in the United States, La Isla in Curaçao, and COPEBRAS in Brazil. Coflexip operations in the Americas generated € 223.0 million in sales in the fourth quarter or 26.7% of our total annual revenues from the Americas in 2001, mainly from SURF projects in the Gulf of Mexico and Brazil.

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

EBITDA and Operating Income

      Our earnings before interest, tax, depreciation and amortization (commonly referred to by the acronym EBITDA) amounted to € 284.4 million in 2001 compared to € 198.9 million in 2000. The growth in EBITDA resulted both from Coflexip’s contribution of € 61.6 million to our EBITDA in the fourth quarter of 2001 and to a 12.1% increase in our EBITDA before Coflexip’s contribution to € 223.0 million. For a table setting out how the EBITDA financial measures set out below relate to our audited financial information, see the table in “— Technip-Coflexip Results of Operations for the Year Ended December 31, 2002, Compared to the Year Ended December 31, 2001 — EBITDA”, above.

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

      Our operating income compared to EBITDA reflects depreciation charges of € 49.6 million in 2001 compared to approximately € 16.3 million in 2000, principally as a result of our consolidation of Coflexip’s more capital-intensive operations starting on October 1, 2001. Most of our depreciation charges relate to assets in our Offshore segment. Our EBITDA also excludes amortization of goodwill resulting from acquisitions, which in 2001 amounted to € 61.3 million compared to € 26.7 million the preceding year. This significant increase is principally due to the acquisitions of ISIS and Coflexip in simultaneous tender offers in 2001.

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

Goodwill Amortization

      Amortization of goodwill during 2001 amounted to € 61.3 million, compared to € 26.7 million in 2000. The increase is mainly due to our commencement of amortization of goodwill generated by our acquisition of Coflexip and Isis in October 2001 generating an annual amortization change of € 81.9 million. We recorded € 20.4 million in 2001, reflecting an amortization of this intangible asset starting in October 2001. The remainder of the goodwill amortization in 2001 mainly results from amortization of goodwill arising from our partial acquisition of Coflexip in 2000 for € 22.4 million and from our acquisition of KTI and MDEU from Mannesmann in 1999 for € 8.0 million.

Financial Result, excluding financial income on contracts (net)

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

Equity in Income of Unconsolidated Affiliates

      Our equity in income of unconsolidated affiliates amounted to € 15.6 million in 2001, compared to € 22.1 million in 2000. The principal unconsolidated affiliates contributing income to this item in 2001 were Coflexip with a contribution of € 14.4 million in 2001 and Ipedex, a subsidiary which provides maintenance and operations for oil and gas companies. Coflexip was accounted for under the equity method from April 2000 until September 30, 2001. Beginning October 1, 2001 we consolidated its operations following the successful completion of the Coflexip and ISIS exchange offers. In June 2002, we sold our 46% interest in Ipedex for € 6.9 million euro in a management buy-out.

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

Net Income

      Our consolidated net income for 2001 was € 108.1 million, a decrease of 49.5% compared to net income of € 214.2 million in 2000. Excluding non-operating income and goodwill amortization, earnings amounted to € 176.0 million in 2001 and € 147.0 million in 2000, an increase of 19.7%. Non-recurring items in 2000 included significant one-time gains on disposals.

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

Technip-Coflexip Cash Flows

2002 compared to 2001

      Cash flow from operating activities. We recorded positive cash flow from operating activities of € 432.8 million in 2002 compared to positive cash flow from operating activities in 2001 of € 112.0 million.

      Operating cash flow before changes in working capital requirements was € 239.9 million in 2002, compared to € 213.2 million in 2001. In 2002, amortization and depreciation of tangible and intangible assets (including goodwill) totaled € 260.8 million, compared to € 110.9 million in 2001. The increase in amortization and depreciation is mainly due to the increased amortization of tangible assets (pipelaying vessels, plants and facilities) in the fourth quarter of 2001 and full year 2002 due to the full consolidation of Coflexip after the takeover bid, and to a lesser extent due to increased amortization of goodwill resulting from acquisitions. Additionally, amortization of the reimbursement premium related to the OCEANE bonds amounted to € 16.9 million in 2002.

      Cash flow from operating activities deducts income of equity affiliates (net of dividends) from net income, which was zero in 2002 compared to a deduction of € (7.5) million in 2001. The change in 2002 is almost entirely due to the full consolidation of Coflexip in 2002 versus equity method for the first three quarters in 2001. Cash flow from operating activities also deducts gain on disposal of fixed and financial assets, which was € 10.7 million in 2002 and € 2.8 million in 2001. The principal source of gain upon disposal in 2002 was the sale of shares in Ipedex and Rintekno.

      Changes in working capital requirements had a positive impact of € 192.9 million in 2002 compared to a negative impact of € (101.2) million in 2001. This is due to significant progress payments on starting contracts.

      Cash flow from investing activities. Net cash from investing activities was € 18.7 million in 2002 compared to € (660.3) million used in 2001. Total capital expenditures on intangible assets, property, plant and equipment, and cash paid for acquired businesses were € 1,106.9 million in 2001, compared to € 126.2 million in 2002. The significant item in 2001 was the acquisition of 5,000,000 shares of Coflexip for cash in October 2001 (total consideration of € 1,040 million and related expenses of € 45 million) in the context of the business combination.

      Proceeds from the disposal of fixed assets and investments amounted to € 143.2 million in 2002 compared to € 213.8 million in 2001. Proceeds were in 2002 derived mainly from the disposal of Coflexip’s former headquarter facilities, the sale of the Well Operations activities and the disposal of our shares of Novasep as part of the ISIS merger. The principal contribution in 2001 was the sale of substantially all of ISIS’s assets (other than shares of Coflexip, Compagnie Générale de Géophysique and us) to IFP for total consideration of € 205 million subsequent to our acquisition of ISIS in October 2001 through an exchange offer conducted in the context of the business combination.

      Cash increase from changes in scope of consolidation represents the cash balances of companies acquired or disposed of, measured as of the date of acquisition or disposal and was € 1.7 million in 2002 and € 232.8 million in 2001. These amounts in 2001 represented cash acquired through the business combination in the amount of € 241.5 million, partially offset by € (12.3) million deconsolidated upon our disposal of our subsidiary Chemoprojekt.

      Cash flow from financing activities. Net cash used in financing activities totaled € (436.1) million in 2002 compared to € 763.4 million provided by financing activities in 2001. In 2002, this amount related primarily to the reimbursement of € 944 million of the financing in Coflexip acquisition partially offset by our OCEANE bond issue which provided cash of € 793.5 million. Other financing activities using cash in 2002 were our payment of a dividend amounting to € 79.7 million and € 45.7 million in share buy backs.

2001 compared to 2000

      Cash flow from operating activities. We recorded positive cash flow from operating activities in 2001 of € 112.0 million, compared to negative cash flow from operating activities of € (186.6) million in 2000.

      Operating cash flow before changes in working capital requirements was € 213.2 million in 2001, compared to € 116.1 million in 2000. In 2001, amortization and depreciation of tangible and intangible assets (including goodwill) totaled € 110.9 million, compared to € 43.0 million in 2000. The increase in amortization and depreciation is mainly due to the increased amortization of tangible assets (pipelaying vessels, plants and facilities) in the fourth quarter due to the full consolidation of Coflexip after the takeover bid, and to a lesser extent due to increased amortization of goodwill resulting from acquisitions.

      Cash flow from operating activities deducts income of equity affiliates (net of dividends) from net income, a deduction of € 7.5 million in 2001 compared to a deduction of € 61.1 million in 2000. The decrease in 2001 is almost entirely due to the reduced net earnings of Coflexip during the first three quarters of 2001 (the period for which we accounted for Coflexip using the equity method) compared to the prior year, where earnings benefited from a one-time gain upon sale of Coflexip’s interest in CalDive. Cash flow from operating activities also deducts gains on disposal of fixed and financial assets, which was € 2.8 million in 2001, compared to € 82.4 million in 2000. The principal of gain from disposals in 2000 was our sale of our interest in Cogema.

      Changes in working capital requirements had a negative impact of € (101.2) million in 2001 compared to a negative impact of € (302.7) million in 2000.

      Cash flow from investing activities. Net cash used in investing activities was € 660.3 million in 2001, compared to € 419.8 million in 2000. Total capital expenditures on intangible assets, property, plant and equipment, and cash paid for acquired businesses were € 1,106.9 million in 2001, compared to € 702.2 million in 2000. The significant item in 2001 was the acquisition of 5,000,000 shares of Coflexip for cash in October 2001 (total consideration of € 1,040 million and related expenses of € 40 million) in the context of the takeover bid.

      Proceeds from the disposal of fixed assets and investments amounted to € 213.8 million in 2001 compared to € 176.3 million in 2000. The principle contribution in 2001 was the sale of substantially all of ISIS’s assets (other than shares of Coflexip, Compagnie Générale de Géophysique and Technip) to IFP for total consideration of € 205 million subsequent to our acquisition of ISIS in October 2001 through an exchange offer conducted in the context of the business combination.

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

Technip-Coflexip Liquidity and Capital Resources

      We estimate capital expenditures for our fiscal year 2003 will approximate € 122 million. Our budgeted investments will be principally € 100 million to 105 million in the Offshore Segment. Capital expenditures amounted to € 125.8 million in 2002, compared to a budgeted € 140 million for the year.

      We define our working capital requirements as indicated in the table below. Our definition of working capital requirement may not be comparable to the definition of working capital requirement employed by other companies.

	December 31,

	2002	2001	2000

	(In millions of EUR)
Contracts-in-progress	4,896.2	6,313.6	4,718.0
Inventories and Deferred bid costs, net	80.8	111.9	7.1
Advances to suppliers	122.5	98.0	108.4
Accounts and notes receivables, net	725.6	605.9	289.3
Other current assets, net	521.6	418.1	170.0
Less:
Retirement indemnities	(86.3)	(80.1)	(65.8)
Accrued liabilities	(242.5)	(257.5)	(167.3)
Progress payments on contracts	(5,420.2)	(6,472.5)	(4,896.1)
Accounts and notes payable	(720.8)	(770.8)	(562.9)
Other creditors	(756.1)	(662.3)	(248.7)

Working capital requirements	(879.2)	(695.7)	(648.0)

      Our working capital requirement at December 31, 2002 was € (879.2) million, compared with € (695.7) million at December 31, 2001 and € (648.0) at December 31, 2000. The increase in working capital requirements from 2000 to 2002 was primarily due to increased overall activity levels and resulting operating cash flows. Our capital expenditures and cash paid for acquired businesses for 2002 were € 126.2 million, compared with € 1,106.9 million in 2001 and € 702.2 million in 2000. The increase in 2001 was primarily due to the cash payment to Coflexip shareholders in the tender offer. In 2002 disposals of € 143.2 million helped to offset expenditures and concerned principally Coflexip assets (Wellops, MacNulty and former headquarters).

      Net cash flow from operating activities was € 432.8 million in 2002 and € 112.0 million in 2001 compared to € (186.6) million used by operating activities in 2000. See “— Cash Flows” above. In recent years, our cash flow before changes in working capital requirements has been substantially positive and has generally provided us with the ability to fund growth internally. Our cash and cash equivalents declined by € (22.3) million to € 741.1 million at the end of 2002 from € 763.4 million at the end of 2001 and € 563.0 million at the end of 2000. See “— Technip-Coflexip Cash Flow”, above. Our cash on hand and access to other sources of funds is sufficient to meet our anticipated operating and capital expenditure requirements.

      Contracts-in-progress, which represents the aggregate value of all our work-to-date recorded under current contracts (including turnkey and cost plus service contracts) and includes all invoiced equipment, supply and labor costs as well as a share of the estimated final contract margin, decreased to € 4,896.2 million at December 31, 2002 from € 6,313.6 million at December 31, 2001, but slightly higher than the € 4,718.0 million recorded at December 31, 2000.

      Contracts-in-progress are valued at cost and include mainly turnkey or similar contracts. These contracts are funded by partial payments invoiced to the customers. At December 31, 2002, progress payments received on ongoing projects amounted to € 5,420.2 million compared to € 6,472.5 million at December 31, 2001 and € 4,896.1 million at December 31, 2000.

      Our inventories and deferred bid costs at December 31, 2002 amounted to € 80.8 million compared to € 111.9 million at December 31, 2001 and € 7.1 million at December 31, 2000. Inventories and deferred bid costs reflect principally (€ 71.5 million in 2002) the flexible piping and other manufacturing activities of Coflexip in our Offshore segment. The increase in 2001 reflects the consolidation of Coflexip’s inventory (€ 102.9 million). Other changes are primarily related to activity levels in these business lines.

      Shareholders’ equity at December 31, 2002, before distribution of dividends related to the profit for the year was € 2,026.3 million, compared to € 2,214.2 million at December 31, 2001. In total, our management believes that shareholder’s equity is adequate to finance our fixed assets and provides a sound financial basis for the group.

      Our total provisions amounted to € 328.8 million at December 31, 2002, € 338.6 million at December 31, 2001 and € 233.1 million at December 31, 2000, and provide coverage for contract risks, risks associated with litigation, pension costs and general business risks.

      At December 31, 2002, the Group has unused and confirmed multicurrency credit lines of approximately € 1,015 million. Approximately € 602 million of this amount is available beyond 2003. At year end 2002, we had outstanding commercial paper (1 to 3 month maturity) in a principal amount of € 276 million under a program registered with the Banque de France and authorized in a maximum amount of € 400 million. We believe that these, together with cash on hand and marketable securities, provide us with adequate operating liquidity.

      At December 31, 2002, our non-current assets amounted to € 3,518.2 million, including fixed assets of € 861.1 million consisting principally of our construction fleet (€ 429.4 million) and property used for office space and production. At December 31, 2001, non-current assets amounted to € 3,806.9 million. Our fixed assets amounted to € 982.3 million at that date and consisted principally of our construction fleet (€ 499.7 million) and property used for office space and production. See “Item 4. Information about Technip-Coflexip — Property, Plant and Equipment”.

      At December 31, 2002 our total financial debt amounted to € 1,247.1 million, of which the current portion totaled € 297.0 million. This financial debt amount does not include € 90.4 million in reserves for the redemption premium of our convertible bonds described below. The current portion of our financial debt is composed of € 276 million of commercial paper, the current portion long-term debt for € 13.1 million, and € 7.9 million in overdrafts and short-term lines of credit. Our long term financial debt reflects the refinanced portion of significant financial debt that we incurred in connection with the Coflexip exchange offer and the ISIS exchange offer U.S.$ 174 million in debt incurred in connection with the acquisition of the Deepwater Division, as well as a U.S.$ 13.7 million loan taken out in connection with the Sunrise project. In the first quarter of 2002, we reimbursed € 778.9 million of the principal amount of the acquisition financing using the net proceeds of bonds convertible into new shares and/or exchangeable for existing shares. The exchangeable/ convertible bonds were in an issued principal amount of € 793.5 million with a 1% coupon and a 3.25% yield to maturity on January 1, 2007 assuming no conversion or exchange. For additional information regarding these bonds please see Note 22(a) to our consolidated financial statements included at “Item 18” of this report and the documentation relating to the bonds filed as Exhibit 10.1 to this report. Approximately 85% of our long-term debt is denominated in euro, with the remainder principally in U.S. dollars.

      At December 31, 2001, our financial debt amounted to € 1,638.9 million, of which € 456.7 million was short-term borrowings to optimize our treasury management. € 184.5 million of these short-term borrowings were in the form of a revolving program of commercial paper having a maturity of less than three months. An additional € 222.5 million consisted of the current portion of long term debt incurred in various of our past acquisitions. Refundable advances represented substantially all of our remaining financial debt at that date. Most of our financial debt at this date was denominated in euro or in euro-zone currencies, although approximately 26.4% of our financial debt was denominated in U.S. dollars reflecting Coflexip’s financing of the acquisition of the Deepwater Division from Aker Maritime. The non-current portion of our long-term debt totaled € 1,182.2 million as of December 31, 2001.

      At December 31, 2000 our total financial debt amounted to € 196.0 million, of which the non-current portion of our long-term debt totaled € 4.8 million. Substantially all of our financial debt at this date was denominated in euro or euro-zone currencies.

      A review of our debt and equity should also consider contractual obligations and commitments other than those reflected directly on our balance sheet. These amounts together with our balance sheet debt are summarized as of December 31, 2002, in the table below.

		Payments due in
	Balance as of
Contractual obligations	year end 2002	2003	2004-2006	After 2006

	(in € millions)
Short Term Debt	297.0	297	—	—
Long Term Debt	950.1	—	946.8	3.3
Operating Leases	234.1	61.8	111.8	60.5
Capital Leases	4.7	1.9	2.8	—

	Balance as of
Other Commitments	year end 2002

Buy currency, sell national currency (forwards and swaps)	545.9	*
Sell currency, buy national currency (forwards and swaps)	1,182.8	*
Sell/ Buy foreign currencies	171.2	*
Commitments given	1,696.2
Commitments received	445.3
Parent company bonds	8,807.6

*	Nominal value

      At the same date, performance guarantees that we received from our suppliers and subcontractors in relation to contracts in progress amounted to € 4,896.2 million.

Guarantees related to contracts

      Guarantees related to contracts are mainly made up of performance bonds, which are usually not for the full amount of the maximum theoretical contractual liability but are subject to individual negotiation. Performance bonds would usually be released partially upon delivery of the contract (provisional acceptance by the customer), the remainder being released at the final acceptance by the customer.

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

Other Material Financial Elements

      Policies of the Organization of Petroleum Exporting Countries (OPEC) could affect our operations or the investments by our shareholders. Petroleum industry operations and profitability are influenced by many factors some of which our clients cannot control. Prices for crude oil and natural gas, petroleum products and petrochemicals are determined by supply and demand for these commodities. OPEC member countries are typically the world’s swing producers of crude oil, and their production levels are a major factor in determining worldwide supply. For example, OPEC’s implementation of production cutbacks to eliminate excess supply of crude oil for world markets results in price increases of crude oil.

      For information on how ILSA may affect our operations or the investments by our shareholders, please see “Item 4. Information about Technip-Coflexip — Geographical and Segment Breakdown of Not Sales and Backlog — Special Geographic Considerations.”

Item 6.     Directors, Senior Management and Employees

      For all of the year ended December 31, 2002, our corporate management structure, consistent with our incorporation as a French société anonyme à directoire et conseil de surveillance, was comprised of a supervisory board elected by our shareholders and a management board elected by the members of our supervisory board. On April 11, 2003, at an extraordinary general meeting, our shareholders resolved to amend our corporate by-laws (statuts) to change Technip-Coflexip’s corporate form to a société anonyme à conseil d’administration. As a result of this amendment, a single unified board of directors replaced our supervisory and management boards as of that date. References in this report to our board of directors are to the body that was instituted on April 11, 2003, and references to our supervisory board and management board are to our corporate governance bodies before that date.

Compensation

      The aggregate amount of compensation that we paid to members of our supervisory and management boards, as a group of 17 persons in all as of December 31, 2002 for services in all capacities in the year ended December 31, 2002 was approximately € 2,719,086. During that year, our supervisory board determined the compensation of the president of the management board. In addition, members of our management boards have stock options giving them the right to subscribe to new shares or to purchase existing shares up to 126,723 shares. An aggregate amount of € 173,516 in “jetons de présence” (directors’ fees) were granted to the members of our supervisory board for 2002 with the exception of the chairman of our supervisory board, who, at his own demand, did not receive any directors’ fees. The aggregate amount of compensation that we paid to the Chairman of the supervisory board was € 322,193 for 2002. The compensation of our officers and key personnel was reviewed by the compensation committee of our supervisory board.

      The following table sets forth the total amounts of compensation paid by us to our management board and the amount of options granted by us to our management board for fiscal year 2002:

	Amount of	Number of Option
Members of the Management Board in 2002	Compensation	Granted in 2002(1)

D. Valot	€ 843,163	30,000
T. Ehret	€ 417,890	14,000
D. Burlin	€ 406,185	14,000
J. Deseilligny	€ 338,518	12,000
C. Giraut(2)	€ 208,818	0
O. Dubois(3)	€ 8,803	14,000

(1)	Options granted in 2002 expire on December 9, 2008 and have an exercised price of € 71.95

(2)	Resigned on March 28, 2002

(3)	Named on December 17, 2002

Share ownership

      No member or our board of directors, nor these persons as a group, is the beneficial owner of more than 1% of our voting power. The aggregate share ownership of the members of our board of directors, as a group, representing 11 persons as of May 31, 2003 is 1,324 Technip-Coflexip shares.

Options

      As of April 11, 2003, a total of 2,006,784 options to purchase new or existing shares were outstanding (2,125,784 at December 31, 2002), of which 84,000 were held by members of our board of directors with the remainder held by our employees or executives. None of the individual members of our board of directors or our senior management owns options that would, taking into account their current shareholding, entitle them to own more than 1% of our outstanding shares.

      The following table sets out certain information relating to the various option plans as of December 31, 2002.

	1996/1998 Plan	1999/2001 Plan					2003 Plan

	1998 tranche	1999 tranche	2000 tranche				Tranche A	Tranche B

	Purchase	Purchase	Subscription		Purchase		Subscription	Subscription
	options	options	options		options		Options	Options

Date of shareholder meeting	Apr. 30, 1998	Apr. 30, 1999	Apr. 28, 2000		Apr. 28, 2000		Apr. 24, 2001	June 20, 2002
Date of board resolution	Apr. 30, 1998	Apr. 30, 1999	Dec. 14, 2000		Dec. 14, 2000		Dec. 9, 2002	Dec. 9, 2002
Number of options authorized(2)	1% of capital	2% of capital	1% of capital		1% of capital		1% of capital	2% of capital
Number of options allocated	138,711	315,520	493,028	(1)	139,576	(1)	234,080	468,160
Total number of shares available for subscription/ purchase(3):	129,211	299,520	475,878		139,576		234,080	468,160
Of which: Number of shares available to directors and senior management for subscription/ purchase	40,500	94,700	120,800	(1)	120,800	(1)	29,000	139,000
Of which: Number of directors and senior management concerned	14	16	17		17		4	16
Vesting date for exercise of options(4)	May 1, 2001	May 1, 2002	Dec. 15, 2003		Dec. 15, 2003		Dec. 10, 2005	Dec. 10, 2005
Expiration date(5)(6)	Apr. 30 2003	Apr. 30, 2004	Dec. 14, 2008		Dec. 14, 2008		Dec. 9, 2008	Dec. 9, 2008
Subscription/ purchase price per share	€ 106.92	€ 95.94	€ 143.24		€ 143.24		€ 71.95	€ 71.95
Number of shares subscribed/ purchased at 12/31/02	31,211	27,400	0		0		0	0
Shares remaining available for subscription/ exercise at 12/31/02	98,000	272,120	475,878		139,576		234,080	468,160
Number of holders per tranche	160	250	1,100	(7)	1,100	(7)	400	850

(1)	The options granted as part of this 1999-2001 plan, tranche 2000, relate to a maximum of 632,604 shares. The rules for this tranche state that a maximum of 139,576 share purchase options will be granted first. Therefore, the initial exercises of options will be for the transfer of 139,576 shares held by us and the remaining 493,028 options will be considered as share subscription options.

(2)	The number of options authorized was determined as a percentage of our share capital as of the date the Board of Directors exercised the authorization.

(3)	The number of shares available for subscription is less than the number of options allocated due to the departure of the employee holding them.

(4)	The options for each tranche have different vesting dates. In each case, the date indicated is that of the first day of vesting for the shares issued with respect to the relevant tranche.

(5)	The options for each tranche have different expiration dates. In each case, the date indicated is that of the day of expiration for the shares issued with respect to the relevant tranche.

(6)	All the plans are subject to certain restrictions limiting the exercise of options in the event of the employee’s or director’s departure from Technip-Coflexip. Holders of options may not exercise their options immediately following their allocation. The options may be exercised only three years following the date of grant of the options for a period of 2, 3 or 5 years after the grant.

(7)	This number includes holders of share subscription and share purchase options for tranche 2000 of the 1999-2001 Plan.

     Company Savings Plan. Our Mixed Shareholders’ Meeting held on April 11, 2003, granted our board of directors the authorization to issue an additional 3% of share capital in one or several steps, over a maximum period of 26 months. These shares are to be paid solely with cash. Our employees may purchase these shares solely through our statutory company savings plan.

Directors and Officers

      Technip-Coflexip is organized under French law as a stock corporation (société anonyme) with a board of directors. We adopted our current board structure at an extraordinary shareholders meeting held on April 11, 2003, in execution of an amendment to our by-laws. As described elsewhere in this Item 6, prior to this date we were governed by a two-tier structure consisting of a supervisory board (conseil de surveillance) and a management board (directoire), including for all of the year ended December 31, 2002.

Our Board of Directors

      In accordance with French law governing a société anonyme, a form of limited liability company, the Company’s affairs are managed by its board of directors, or conseil d’administration, and by its Chairman and Chief Executive Officer, who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the board of directors or of the Company’s shareholders for certain decisions specified by law.

      Under French company law the board of directors may elect one person to assume the position of Chairman and Chief Executive Officer or split these functions between two different persons (either the Chairman of the Board or another natural person bearing the title of Chief Executive Officer or Directeur Général). The Company’s articles of association, or statuts, were modified at the extraordinary shareholders’ meeting of April 11, 2003 to provide for such a choice. According to the Company’s statuts, the choice is made by the board of directors deciding with a majority of all members. The board of directors has decided not to split these two functions, which are currently performed by the same person. For further information on the powers of our board of directors see Item 10. Additional Information — By-laws (Statuts) — Board of Directors.

      The majority of the 11 members of our board are independent directors under French stock market regulations, and four are of a nationality other than French. As indicated in the table below, we have nominated one member of our board at the recommendation of Gaz de France. The members of our board are:

	Initial	Responsibility on
Name, Age, Citizenship(1)	Appointment	Board	Outside Positions

Daniel Valot (58)	2001	Chairman of the Board	Chairman of Technip Far East, Vice- Chairman of Technip Americas Corp., Chairman of the Supervisory Board of Technip Germany, Chairman of the Board of Directors of Technip Italy, Permanent representative of Technip-Coflexip on the Board of Technip France, Director of Coflexip, Director of Compagnie Générale de Géophysique, Director of the Institut Français du Pétrole (IFP) and SCOR

Olivier Appert (54)	2003	Director	President of the Institut Français du Pétrole (IFP), Director of Compagnie Générale de Géophysique

Roger Cairns (60)	2001	Director	None
(United Kingdom)

Miguel Caparros (59)	2001	Director	Director of C4W
(Spain)

Jacques Deyirmendjian* (59)	2001	Director	Senior Executive General Representative of Gaz de France, Chairman of the Board of Directors of GDF International, Member of the Supervisory Board of GASAG, Member of the Supervisory Board of SPP, Director of Fingaz

	Initial	Responsibility on
Name, Age, Citizenship(1)	Appointment	Board	Outside Positions

Jean-Pierre Lamoure (54)	2001	Director	Director of the Institut Français du Pétrole, Lapeyre, and subsidiaries of the Soletanche Group, Chairman of the Board of Directors of Soletanche SA, Soletanche-Bachy France, Chairman of the Supervisory Board of Atlantic SFDT SA, Member of the Management Board of SEDECO SA, Director and Vice Chairman of the National Federation of Public Works (Fédération Nationale des Travaux publics), Managing Director of Compagnie du Sol, Chairman of IGA

Daniel Lebègue (60)	2003	Director	Director of Gaz de France, Thales and Alcatel; Supervisory Board member of Areva.

Roger Milgrim (66)	2001	Director	Partner of Paul, Hastings, Janofsky &
(United States)			Walker, L.L.P, Member of the Board of Advisors of Unistates, Director of the Fulbright Association

Rolf-Erik Rolfsen (62)	2001	Director	Director of HAG AS (France) and
(Norway)			Petroleum GeoServices A.S.A

Pierre Vaillaud (68)	2001	Director	Director of Total, and Egis, Member of the Supervisory Board of Oddo Pinatton, Member of the Supervisory Board of Cegelec

Bruno Weymuller (54)	2001	Director	Executive Vice President, Strategy and Risk Assessment of Total, Director of Elf Aquitaine, Sanofi-Synthelabo

(1)	Unless noted otherwise, our board members are citizens of France.

*	Nominated upon the recommendation of Gaz de France.

Biographies of Our Board of Directors

      Daniel Valot. Mr. Valot is Chairman of the Management Board of Technip-Coflexip. In addition to being the Chief Executive Officer of Technip-Coflexip, he is the Chairman of Technip Italy, Technip Americas, Technip Germany and Technip Far East (Malaysia) and serves on the boards of directors of Technip France Coflexip, CGG, SCOR, Petrofina and IFP. Prior to joining Technip in 1999, Mr. Valot was President of TotalFina Exploration and Production. He joined the Total Group in 1981 where he also held the posts of Deputy Finance Manager of Total, Finance Manager of the Total Chemical Division and Chairman and Chief Executive Officer of Total Petroleum North America. Mr. Valot is a graduate of the Institut d’Etudes Politiques de Paris (Paris Institute of Political Science) and the Ecole Nationale d’Administration (National School of Administration).

      Pierre Vaillaud. Mr. Vaillaud retired in 2000. He is the Former Chairman and Chief Executive Officer of Technip, which he led from 1992 to 1999, and Elf Aquitaine, which he led from 1999 to 2000. He also serves on the Boards of Total, EGIS and Oddo Pinatton.

      Miguel Caparros. Mr. Caparros is retired. He has served as director at Technip since 1995. He is also a director at C4W and an independent scholar of the Institut de Paléontologie Humaine (Institute of Human Paleontology) From 1992 to 1998, Mr. Caparros was an Advisory Director to Morgan Stanley.

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

      Roger M. Milgrim. Mr. Milgrim is currently a Senior Partner of Paul, Hastings, Janofsky & Walker LLP and a director of the Fulbright Association.

      Rolf-Erik Rolfsen. Mr. Rolfsen is currently a director of UMOE-Mandal AS and of HAG SA. He is President of the Industrial Foundation Committee for the Norwegian University of Polytechnic.

      Bruno Weymuller. Mr. Weymuller is Executive Vice President of Total, and President of Strategy and Risk Assessment. Prior to his current position, he served as the Chief Financial Officer of Elf Aquitaine. He is also on the Board of Sanofi-Synthelabo and Elf Aquitaine.

      Jacques Deyirmendjian. Mr. Deyirmendjian has been appointed on the recommendation of Gaz de France where he serves as Managing Director. In 1989, he joined the International Division as Vice-President, and the next year was appointed Executive Vice-President with responsibility for natural gas supplies to the French market and the international development of Gaz de France. In 1996, he was appointed Senior Executive Vice-President of Gaz de France. In 2000, he was appointed Managing Director, with responsibility for international affairs and industrial partnerships. Mr. Deyirmendjian is a graduate of the Ecole Polytechnique and the Ecole Nationale d’Administration (National School of Administration).

      Roger Cairns. Mr. Cairns is currently Chairman & CEO of Cedar International Plc. He serves as Senior Technical Adviser of Enhanced Recovery System. Mr. Cairns is a member of the Council of Institute of Petroleum and is Chairman of the Institute of Petroleum Discussions Group (Energy, Economics and Environment Committee).

      Daniel Lebègue. Mr Lebègue is also a director of Gaz de France, Thales and Alcatel and a member of the supervisory board of Areva. He also chairs the Governing Board of the Institut Politique de Lyon and serves as president of the Institut du Développement Durable et des Relations Internationales and as co-chair of EUROF.

      Olivier Appert. Mr. Appert is president of the French Petroleum Institute (IFP) and a director of Compagnie Générale de Géophysique.

Audit, Nominations and Remuneration, and Strategy Committees

      Our supervisory board has established three committees: the audit committee, the nomination and remuneration committee and the strategy committee.

      Audit Committee. Our audit committee is comprised of Messrs. Lebègue (Chair) and Caparros, Milgrim and Vaillaud. The audit committee presents its report to our board of directors, and prior to April 11, 2003, to our supervisory board. The audit committee has reviewed our financial accounts for fiscal year 2002 and presented its recommendation to the supervisory board to approve the financial accounts for fiscal year 2002. Our audit committee is responsible for:

•	analysis of our principal internal control system, including organization, efficiency and adequacy;

•	examining and analyzing the external audit reports;

•	review of our financial accounts (consolidated and non-consolidated) to be presented to our board;

•	review of external communications relating to our financial situation; and

•	review of the Audit Charter at least once a year to recommend eventual modifications to our board in conformity with the applicable laws and rules.

      Nominations and Remuneration Committee. Our nominations and remuneration committee is comprised of Messrs. Weymuller (Chair) and Rolfsen and Lamoure. The nominations and remuneration committee presents its report to the board of directors. The nominations and remuneration committee is responsible for the review of:

•	compensation amount and structure for the Chairman and our officers;

•	our salary and compensation policies, including employee stock option plans and employee shareholding plans;

•	the amount and distribution of directors’ fees (jetons de présence) granted to the members of our board of directors; and

•	recruitment and review of prospective candidates for our board of directors to facilitate nominations and appointments to our board as well as the renewal of board memberships.

      Strategy Committee. Our strategy committee is comprised of Messrs. Deyirmendjian (Chair) and Cairns, Appert and Vaillaud. The strategy committee presents its report to our board of directors. The strategy committee is responsible for reviewing:

•	our global strategy as proposed by the Chairman of our board;

•	our annual investment budget;

•	any major acquisitions (including associated investments) or disposals; and

•	any transaction, outside the normal course of business, that involves a high degree of risk.

Executive Management Committee

      Our executive management committee is comprised of Daniel Valot (Chairman and Chief Executive Officer), Daniel Burlin (Chief Executive Officer of the Onshore-Downstream Branch), Anne Decressac (Senior Executive Vice President, Human Resources and Communication), Jean Deseilligny (Senior Executive Vice President, Business and Operations of the Onshore-Downstream Branch), Olivier Dubois (Chief Financial Officer) and Ivan Replumaz (Chief Executive Officer of the Offshore Branch).

Employees

      For information regarding our employees, see “Item 4. Information on Technip-Coflexip — Human Resources”.

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

      The following table sets forth, to the best of our knowledge, certain information with respect to the beneficial ownership of shares and voting rights by our principal shareholders, as of February 28, 2003. To the best of our knowledge there are no other shareholders whose beneficial ownership represents 5% or more of our share capital or voting rights other than those listed below. The shareholders listed below do not possess voting rights that differ from any other shareholder, except to the extent they have held our shares in registered form for two or more years so as to benefit from the double-voting rights provided by our by-laws. See “Item 10. Additional Information-By-Laws (Statuts)” and “Shareholders’ Meetings and Voting Rights — Double Voting Rights”.

      The following table sets forth certain information regarding the ownership of Technip-Coflexip’s outstanding shares and American depositary shares as of February 28, 2003.

	As of February 28, 2003

		% of	% of
		Shares	Voting
Shareholder	Shares	Outstanding	Rights

IFP	1,591,553	6.81%	6.18%
Gaz de France	1,698,114	7.27%	13.18%
Total Group	884,393	3.78%	5.90%
Employees	605,965	2.60%	2.64%
Other	18,578,480	79.54%	72.10%

Total	23,358,505	100.00%	100.00%

      In addition, we hold 49,499 Technip-Coflexip shares directly and indirectly, representing 0.21% of our share capital.

Shares Held in the United States

      For information on shares held in the United States, see “Item 9. The Offer and Listing — Price History of Shares.”

Related Party Transactions

      In the context of the business combination of Technip and Coflexip, we entered into a memorandum of understanding with ISIS (the major shareholder of Coflexip) and ISIS’s former controlling shareholder, IFP. On November 7, 2001, IFP and ISIS finalized their commitments pursuant to which ISIS would exchange its 1,436,622 shares of Compagnie Générale de Géophysique for 511,253 shares of Technip-Coflexip held by IFP. This exchange has since been carried out. For a description of the Memorandum of Understanding, see “Item 10. Additional Information — Material Contracts — The Memorandum of Understanding”, below.

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

      In 1974, Coflexip signed a licensing contract with IFP, which as a result of the business combination holds approximately 6.81% of our shares. This contract stipulates that Coflexip has the right to use certain IFP technologies and knowhow held by IFP in exchange for the payment of royalties. This contract does not expire until Coflexip ceases to manufacture and sell products based on IFP technology and knowhow. In 2002, royalties to IFP under this contract amounted to € 3.0 million.

      At December 31, 2002, we had no outstanding loans to directors or senior management.

Item 8.     Financial Information

Consolidated Statements and Other Financial Information

      See “Item 18. Financial Statements,” for a list of the financial statements filed with this annual report.

Dividend Policy

      We may declare dividends upon the recommendation of our board of directors, and approval of our shareholders at their annual general meeting. Under French company law, our right to pay dividends is limited in specific circumstances. For a description of these restrictions, see the section entitled “Item 9. The Offer and the Listing — Description of Our Shares and Share Capital”. Our commitment to the creation of shareholder value includes specific attention to the amount and regularity of dividend distributions. We aim to maintain a stable dividend per share. As a result, the pay-out ratio may vary according to group results.

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

      For fiscal year 2002, we paid a dividend of € 3.30 per share (€ 4.95 including the French avoir fiscal on April 17, 2003. The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax.

		Dividend		Dividend	Net Income
		per ADS		per Share	before
		Including	Dividend	Including	Exceptional
Year to which	Dividend	Avoir	per	Avoir	Items	Pay-Out
Dividend Related	per ADS(1)	fiscal (1)	Share	fiscal (1)	per Share	Ratio(2)

	U.S.$	U.S.$	€	€	€	%
1997	—	—	2.21	3.32	5.60	39.5%
1998	—	—	2.45	3.68	6.51	37.6%
1999	—	—	3.00	4.50	10.75	27.9%
2000	—	—	3.30	4.95	12.85	25.7%
2001	0.74	1.10	3.30	4.95	7.25	45.5%
2002	0.90	1.35	3.30	4.95	4.08	80.9%

(1)	Each American Depository Share (“ADS”) represents one-fourth an ordinary share. Translated solely for convenience into U.S. dollars at the noon buying rate applicable on the dividend payment date, with the euro amount translated from the French franc amount at the conversion rate of € 1.00 = FRF 6.55957 set on January 1, 1999. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate. We have applied the avoir fiscal rate for physical persons based on fully diluted share capital.

(2)	The pay-out ratio is equal to the dividend per share, not including the French avoir fiscal, divided by net income per outstanding share (based on net income before exceptional items).

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

      Pursuant to our by-laws (statuts), our shareholders may determine at an ordinary meeting the portion, if any, of dividends that each shareholder may elect to receive in shares. For dividends distributed in respect of the years 1991 through 1995, each of our shareholders was given the option of receiving dividends in the form of cash or shares. Our board of directors does not currently intend to recommend a stock dividend in the near future.

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

      In 2001, Coflexip notified Aker Maritime, that under the price adjustment provisions of the Share Purchase Agreement dated October 27, 2000, it was entitled to a U.S.$136.7 million reduction in the purchase price of the Deepwater Division. On April 3, 2003, Coflexip and Aker Maritime announced the settlement of their dispute related to the Deepwater Division purchase price. Under the agreement, Aker Maritime will pay Coflexip a total amount of U.S.$ 43.8 million by September 30, 2003 (U.S.$ 33.8 million has already been paid). As a consequence, the parties have agreed to suspend arbitration proceedings. The total settlement amount will be recorded as a deduction of the goodwill related to the acquisition of the Aker Deep Water Company in Technip-Coflexip’s consolidated financial statements.

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

      In May 2001, Mannesmann Seiffert/ Energie, a German subsidiary of Technip-Coflexip, initiated arbitration proceedings against Siemens claiming a price adjustment of € 36 million. The claim relates to a significant increase in the scope of services rendered in completion of a 1998 construction contract valued at € 22 million for high-pressure connection piping at the Peterhead electrical power plant built by Siemens for Scottish Electric. An arbitration panel has been constituted and we expect it to hear the case in the second half of 2003.

Significant Changes

      For information on our unaudited sales for the three month period ended March 31, 2002, see “Item 5. Operating and Financial Review and Prospects — Recent Developments.”

Item 9.     The Offer and Listing

Price History of Shares

      The table below sets forth the reported high and low sales prices for the shares reported by Euronext Paris and for the ADSs on the New York Stock Exchange for the periods indicated.

	Price per Share in		Price Per ADS in
	€		U.S. $(1)

Calendar Period	High	Low	High	Low

1998	133.4	59.5	—	—
1999	116.0	70.0	—	—
2000	163.0	100.0
2001	187.0	95.9
First Quarter	168.0	132.0	—	—
Second Quarter	187.0	141.7	—	—
Third Quarter	167.3	95.9	—	—
Fourth Quarter(2)	150.3	120.0	33.6	27.9
2002
First Quarter	158.9	131.6	35.2	29.0
Second Quarter	162.9	104.4	37.0	25.5
Third Quarter	108.7	65.1	26.7	16.1
Fourth Quarter	79.8	49.0	20.2	12.2
2003
First Quarter	71.5	51.8	18.5	14.3
Monthly amounts
October	67.4	49.0	16.3	12.3
November	79.8	62.7	20.2	15.8
December	79.6	64.9	19.5	16.8
January	71.5	57.1	18.5	15.5
February	61.9	54.1	16.4	14.6
March	66.5	51.8	17.6	14.3
April	73.4	64.25	20.25	17.35
May	81.4	71.5	24.23	20.41

(1)	Each American Depositary Share represents one-quarter of an ordinary share.

(2)	Technip-Coflexip shares began trading on the New York Stock Exchange on October 19, 2001.

      On June 19, 2003 the last reported sales price of our shares on Euronext Paris was € 80.35 per share and the last reported sales price of our ADSs on the New York Stock Exchange was $23.45 per ADS.

Plan of Distribution

      Not applicable.

Nature of Trading Market

Euronext Paris

      On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A. or the “SBF”, the Amsterdam Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Brussels Exchanges and the Amsterdam Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris. Securities quoted on exchanges participating in Euronext are traded and cleared over common Euronext platforms. NSC is the common platform for trading and Clearing 21 for the clearing. In addition, Euronext anticipates, but not before 2008, the implementation of a central clearing house, settlement and custody structure over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’s trading markets as well as the regulation of those markets. Since July 2001, Euronext Paris has been listed on Euronext Paris. In October 2001, Euronext announced that it was acquiring LIFFE, London’s derivatives market. This acquisition became effective in December 2001. Following an agreement entered between Euronext and the LIFFE, Euronext has agreed to migrate its entire derivative operations to LIFFE’s CONNECTTM trading platform.

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

      Euronext Paris places securities listed on the Premier Marché in one of two categories, depending on their trading volume. Our shares are placed in the category known as Continu (continuous electronic trading), which includes the most actively traded securities. The minimum yearly trading volume required for a security to be in Continu for a company already listed on a regulated market of Euronext Paris is 2,500 trades; i.e., 10 trades per business day.

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

      Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier Marché are cleared and settled through Clearing 21 and Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

Other

      For other limitations affecting our shareholders, see “Item 10. Additional Information — Form, Holding and Transfer of Shares” and “Item 10. Additional Information — Requirements for Holdings Exceeding Certain Percentages”.

Selling Shareholders

      Not applicable.

Dilution

      Not applicable.

Expenses of the Issue

      Not applicable.

Item 10.     Additional Information

Share capital

      Not applicable.

Material Contracts

Deepwater Division

      Aker Maritime ASA and Aker Maritime Norge AS (collectively, “Deepwater Division”) and Coflexip entered into a Share Purchase Agreement on October 27, 2000, whereby Coflexip agreed to purchase a number of companies that comprise the Aker Maritime Deepwater Division for U.S.$ 625 million subject to certain adjustments, consisting of U.S.$ 513 million in case and an assumption of a net debt of U.S.$ 112 million. The transaction, which closed on January 4, 2001, was financed with Coflexip’s own resources and by new credit lines. As a result of this acquisition, we have substantially broadened our strength in floating production architectures for offshore developments. This allows us to undertake projects with an enlarged scope on an integrated basis for offshore field development projects worldwide. We have also significantly strengthened our resources in field architecture as well as conceptual and detailed engineering, improving its ability to offer global solution to oil and gas operators.

Senior Credit Facilities

      On September 28, 2001, we executed an agreement regarding senior credit facilities with J.P. Morgan plc and CDC IXIS, as lead arrangers, and Chase Manhattan Bank and CDC IXIS, as underwriters. This agreement was subsequently amended on October 8 and 9, 2001. The financing consisted of several tranches: Tranche A, a revolving credit facility in a maximum principal amount of € 880,000,000; Tranche B, a 364-day revolving credit facility in a maximum principal amount of € 150,000,000; and Tranche C, a revolving credit facility in a maximum principal amount of U.S.$ 70,000,000. In 2002, the Senior Credit Facilities under the Agreement were repaid and partially cancelled. Pursuant to an amendment signed on March 20, 2002, the Senior Credit Facilities’ authorized amount has been reduced to the aggregate of € 387,000,000 and US$ 56,000,000. As of December 31, 2002, there were no outstanding amounts under the Senior Credit Facilities. See Note 27(a) to our consolidated financial statements included at Item 18 of this report.

Convertible/ Exchangeable Bonds

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

Following exercise of the over-allotment option, the bonds issued amounted to € 793.5 million, the net proceeds of which were used to reimburse the greater part of the Senior Credit Facilities described above. The bonds were listed on the Premier Marché of Euronext Paris on January 30, 2002. In December 2002, Technip-Coflexip repurchased 165,653 convertible bonds for a total amount of € 28.16 million. In accordance with the issuing contract, which received the final approval of the Commission des opérations de bourse on January 22, 2002, the 165,653 convertible bonds were cancelled; as a result the convertible bonds’ outstanding amount was reduced to € 765.2 million as of December 31, 2002.

The Memorandum of Understanding

      In the context of the business combination of Technip and Coflexip, we entered into a memorandum of understanding with ISIS (the major shareholder of Coflexip) and ISIS’s controlling shareholder, IFP. We agreed in the July 2, 2001 memorandum of understanding, amended on July 25, 2001 to make simultaneous exchange offers for Coflexip and ISIS, to list our shares on the New York Stock Exchange in the form of American depositary shares, and to convene an extraordinary general meeting of our shareholders to approve the capital increase necessary to complete the exchange offers.

      In accordance with these obligations, in the presence of Technip, IFP and ISIS agreed to mutual exchange commitments on November 7, 2001, in which ISIS would exchange its 1,436,622 shares of CGG (Compagnie Générale Géophysique) for the 511,253 shares of Technip-Coflexip held by IFP, and vice versa. Following the completion of the ISIS exchange offer, we concluded a merger agreement with ISIS on April 15, 2002, which was ratified by our shareholder meetings in June 2002. Subsequently, on November 18, 2002, we triggered the exchange of 1,436,622 CGG shares against 511,253 Technip-Coflexip shares. These shares will be cancelled. Concomitantly, although independent of these commitments, we decided to cancel all outstanding treasury shares as of September 30, 2002 (representing 1,117,324 shares), which had been previously purchased in order to stabilize the stock price and to face purchase options exercise.

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

      A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, pursuant to the Decree n 2003-196 of March 7, 2003, both E.U. and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities if they come to own, directly or indirectly by any means more than one-third of the capital or voting rights, in any French company.

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

      Our corporate purpose in France and abroad, as set forth in Article 3 of our by-laws (statuts) is stated below as:

      “All research, engineering services, and construction of complex industrial sites, in particular for hydrocarbons, as well as all fields of industry, notably chemicals and life sciences.

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

      Generally all transactions of a commercial, financial, industrial or civil nature or in real or personal property, related directly or indirectly to any of the purposes listed above and to any similar or related purposes, both on its own behalf or on behalf of third parties, and more generally all transactions facilitating or related to the realization of these purposes.”

      Our board of directors is required to act within the limits of our corporate purpose and within the powers endowed to the shareholder’s meeting pursuant to French law. The limitations in our corporate objects, however, will not bind third parties in transactions with Technip-Coflexip unless they have knowledge of such limitations or could not have ignored such limitation. Our corporate purpose can be amended by an extraordinary general meeting of shareholders.

      In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our by-laws (statuts) as amended by our shareholders on April 11, 2003. An unofficial English translation of our by-laws (statuts) is included as an exhibit to this Annual Report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. You may obtain copies of our by-laws (statuts) in French from the registrar (Greffe) of the Commercial Register of Nanterre, France. Please refer to those full documents for additional details.

Directors

Directors and Senior Management

      In accordance with French law governing a société anonyme, a form of limited liability company, the Company’s affairs are managed by its board of directors, or conseil d’administration, and by its Chairman and Chief Executive Officer, who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the board of directors or of the Company’s shareholders for certain decisions specified by law.

      Under French company law the board of directors may elect one person to assume the position of Chairman and Chief Executive Officer or split these functions between two different persons (either the Chairman of the Board or another natural person bearing the title of Chief Executive Officer or Directeur Général). According to the Company’s statuts, the choice is made by the board of directors deciding with a majority of all members. The board of directors has decided not to split these two functions, which are currently performed by the same person.

      Pursuant to the Company’s statuts, in addition to the appointment of Directeurs Généraux Délégués, the board of directors can appoint one or more Vice-Chairman. The Vice-Chairman’s seat comprises no particular powers other than chairing board meetings and general meetings if either the Chairman or the director temporarily acting for the latter, in compliance with law, are absent.

      French law and the Company’s statuts permit the board of directors to delegate to up to five people, general or specific powers (Directeurs Généraux Délégués or Managing Directors). The Chief Executive Officer proposes the Directeurs Généraux Délégués or Managing Directors and the board of directors determines their specific management powers and responsibilities. Under French law, a Directeur Général Délégué, like the Chief Executive Officer, has broad powers to represent and bind the company in dealings with third parties. The Directeur Général Délégué may be removed by the board of directors at any time upon proposal of the Chief Executive Officer. The Directeur Général, Directeur Général Délégué or the Président-Directeur Général may be held individually responsible for his/her actions if they are deemed contrary to the company’s interests.

Board of Directors’ power to vote on agreements in which they are materially interested

      Under French law, any agreements (except agreements in the ordinary course of business entered into on an arm’s length basis) between the Company, either directly or through an intermediary, and any director, the Chief Executive Officer, one of its Managing Directors and any of its shareholder holding more than 5% of the voting rights, or in case of a corporation, the company controlling the latter according to Article L. 233-3 of the French Commercial Code are subject to a special approval procedure, in accordance with article L. 225-38 et seq. of the French Commercial Code. The director in question or the person concerned must (i) inform the board of directors of the agreement and (ii) obtain its approval before the transaction is consummated. The Chairman of the board of directors must inform the statutory auditors of the existence of such agreement and the shareholders’ general meeting must then approve this agreement upon the presentation of a special report prepared by the statutory auditors. If the shareholders’ meeting refuses to approve the agreement, third parties may still rely on it, but the director may be held liable to the Company for any loss the Company may incur under the agreement. The party to the agreement may not participate either in the vote of the board of directors, nor in the vote of the Shareholders’ Meeting.

Board of Directors’ power to vote compensation

      In consideration for their services on the Board, members of the Board of Directors are entitled to receive directors’ fees (jetons de présence). Directors’ fees are fixed by the shareholders’ meeting and are then allocated by the members of the Board of Directors among themselves. The Board of Directors may also grant to some of its members exceptional directors’ fees in respect to a specific task or mandate. A member of the Board of Directors may not vote for his or her individual remuneration, other than approval the allocation of directors fees. If he or she does, the decision is void. The Board of Directors may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by the members of the Board of Directors in the corporate interest.

Borrowing powers exercisable by the members of the Board of Directors

      In accordance with article L. 225-43 of the French Commercial Code, members of the Board of Directors other than a legal entity may not borrow money or obtain a guarantee from the Company. Any such loan or guarantee would be void and may not be relied upon by third parties. This prohibition also applies to specified executive officers, permanent representatives of companies on the board of directors, spouses or heirs of such persons, and other intermediaries.

Age requirements for members of the Management Board and members of the Board of Directors

      In accordance with article L. 225-19 of the French Commercial Code and the provisions of our statuts, members of the Board of Directors may not be more than 70 years old.

      In addition, in accordance with our statuts, the Chairman of the Board, the Chief Executive Officer and Managing Directors may not be more than 65 years old.

Changes in Our Share Capital

Increases in Our Share Capital

      Under French company law, our share capital may be increased only with the approval of our shareholders at an extraordinary general meeting upon the recommendation of our board of directors. Increases resulting from the incorporation of reserves, profits or share premium are resolved by an extraordinary shareholders’ meeting acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases in our share capital may be effected by the issuance of additional shares, by an increase in the nominal value of the shares or by the creation of a new class of equity securities. Increases in our share capital by an increase of nominal value requires the unanimous consent of all the shareholders unless effected by capitalization of reserves, profit or share premium. Our shareholders may delegate to our board of directors the powers required to carry out in one or more stages (subject to the time limitations provided by French law) any increase in share capital previously authorized by our shareholders (other than for an in-kind contribution). Our board of directors may further delegate this right to the chairman of our management board. Each time our shareholders vote for a capital increase or decide to delegate to our board of directors the right to effect a capital increase, they must decide whether or not to proceed with a capital increase reserved to our employees and employees of our subsidiaries and whether or not to delegate to our board of directors the right to effect such reserved capital increase.

Decreases in Our Share Capital

      Under French company law, our share capital may be decreased only with our shareholders’ approval at an extraordinary general meeting. Decreases in our share capital can be made either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by a repurchase and cancellation of our shares. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as a part of a program to repurchase our shares, all shareholders must be offered the possibility to participate in such reduction and the holders of each class of shares must be treated equally.

      The history of our issued share capital since year-end 1998 is described below:

	Number of	Share
	Shares Issued	Capital

		€
		(in millions)
Shares as of December 31, 1998.	15,775,999	48.1
1999 increase(a)	124,140	0.4
Subscription to equity issue(b)	96,675	0.3
Decrease in capital(c)	(238,277)	(0.7)
Shares as of December 31, 1999	15,758,537	48.1
2000 increase(a)	143,840	0.4
Subscription to equity issue(b)	126,928	0.4
Decrease in capital(c)	(0)	(0)
Shares as of December 31, 2000	16,029,305	48.9
2001 increase(a)	118,420	0.4
Subscription to equity issue(d)	10,565,723	32.2
Decrease in capital(c)	(0)	(0)
Shares as of December 31, 2001	26,713,448	81.5
2002 increase	48,565	0.1
2002 increase(a)	23,250	0.1
Subscription to equity issue(b)	98,614	0.3
Decrease in capital	(3,475,953)	(10.6)
Shares as of December 31, 2002	23,408,004	71.4

(a)	This increase results from exercised stock options.

(b)	This increase results from a new equity issuance reserved for employees of Technip-Coflexip.

(c)	Decrease in capital by cancellation of treasury shares.

(d)	This increase results from our exchange offers for Coflexip and ISIS.

Shareholders’ Meetings and Voting Rights

General

      Under French company law, there are two types of shareholders’ general meetings, ordinary and extraordinary.

      Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;

•	allocating fees to the board of directors;

•	appointing statutory auditors;

•	approving the annual accounts;

•	declaring dividends or authorizing dividends to be paid in shares;

•	issuing debt securities; and

•	approving agreements in which members of the board of directors are materially interested.

      Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our bylaws (statuts), including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our name or corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of investment certificates, convertible or exchangeable securities;

•	establishing any other rights to equity securities;

•	a statutory merger; and

•	the voluntary winding up of Technip-Coflexip prior to the end of its statutory term.

      Special meeting of shareholders of a certain category of shares are required for any modification of the rights derived from such category of shares. The resolution of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special meeting.

Annual Ordinary Meetings

      French company law requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each year. This period may be extended by an order of the President of the Commercial Court (Tribunal de Commerce). If our board of directors fails to convene a shareholders’ meeting, our statutory auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Our Board of Directors may convene any shareholder’s meeting upon proper notice any time during the year. Our shareholders’ meeting may also be convened by the majority shareholders in share capital or voting rights following a tender offer on the shares of our company or the acquisition of a controlling block of shares. In addition, any one of the following may request the court to appoint an agent to convene a meeting:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party in cases of emergency;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the workers’ committee in cases of emergency.

Notice of Shareholders’ Meetings

      We must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO”. The preliminary notice must first be sent to the COB. It must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by other means, as the case may be.

      At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice (avis de convocation) containing the final agenda and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice and must be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which Technip-Coflexip is registered, as well as in the BALO, with prior notice having been given to the COB.

      In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the dismissal of members of the Board of Directors or appointment of new members of the Board of Directors even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to our Board of Directors within 10 days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the workers’ committee.

      Our Board of Directors must submit these resolutions to a vote of the shareholders.

      During the two weeks preceding a shareholders’ meeting, any shareholder may submit written questions to our Board of Directors relating to the agenda for the meeting. Our Board of Directors must respond to these questions.

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

      In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us no earlier than five days prior to the date set for the meeting. A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting no earlier than five days before the meeting.

Double Voting Rights

      Since November 24, 1995, each share held in registered form on our books in the name of the same holder for two consecutive years confers on the shareholder the right to two votes. Our shareholders will also be entitled to the right to two votes for any additional shares issued as a result of incorporation of reserves, profits or share premium provided that such shares are attributed in respect of shares for which our shareholders have already double voting rights. Each other share confers on the shareholder the right to one vote. Shares held in the form of American depositary shares will not confer double voting rights. If a holder transfers or converts to bearer form a share previously qualified for two votes, that share will subsequently confer the right to only one vote. Revocation of double voting rights would require an amendment to our bylaws (statuts), which must be approved at an extraordinary shareholders’ meeting. As of December 31, 2002, 2,410,711 of our shares carried double voting rights, representing approximately 10.3% of our outstanding shares and approximately 18.74% of our voting rights.

Proxies and Votes By Mail

      In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail or by any means provided for by our by-laws, including by remote data transmission (internet) of the correspondence ballot papers on a proxy form pursuant to applicable laws and regulations.

      Proxies will be sent to any shareholder on request. In order to be counted, these proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. The accredited financial intermediary of non-French resident shareholders may transfer the vote or the power of these shareholders for a shareholders’ meeting.

Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed by our Board of Directors and against all others.

      With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

Quorum

      French company law requires that shareholders holding at least 25% of the shares entitled to voting rights must be present in person or voting by mail or by proxy or by any means including by remote data transmission, in accordance with the applicable laws and regulations to fulfill the quorum requirement for:

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

Majority

      At an ordinary general meeting of shareholders, a simple majority of the votes is required to pass such resolution.

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

      Abstention from voting by those present in person or represented by proxy or voting by mail or present by any means including by remote data transmission, in accordance with the applicable laws and regulations is counted as a vote against the resolution submitted to a shareholder vote.

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

Dividends

      We may only distribute dividends out of our “distributable profits”, plus any amounts held in our reserve which our shareholders decide to make available for distribution, other than those reserves which are specifically required by law or our by-laws. “Distributable profits” consist of our unconsolidated net profit in each year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our by-laws.

Legal Reserve

      French company law provides that French sociétés anonymes such as Technip-Coflexip must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of December 31, 2002, our legal reserve was € 9.8 million. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

      Under French company law, our Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding year, as reflected in an interim income statement certified by our auditors, our management board may distribute interim dividends for a minimum amount of € 0.76 per share, to the extent of the distributable profits for the period covered by the interim income statement. Our management board may declare interim dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders’ meeting is required. We have historically declared annual, but not interim dividends.

Distribution of Dividends

      Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the meeting of our Board of Directors in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting or by our Board of Directors in the absence of such a decision by our shareholders.

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

Changes in Share Capital

Increases in Share Capital

      As provided by French company law, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the management board. Increases in our share capital may be effected by any of the following means:

•	issuing additional shares;

•	increasing the nominal value of existing shares; or

•	creating a new class of equity securities.

      Increases in share capital by issuing additional securities may be effected by issuing securities for any of the following contributions:

•	cash;

•	assets contributed in kind;

•	securities contributed through a tender offer;

•	conversion of debt securities previously issued;

•	capitalization of profits, reserves or share premiums;

•	subject to various conditions, in satisfaction of debt incurred by Technip-Coflexip; or

•	any combination of the above.

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

      The shareholders may delegate the right to carry out any increase in share capital (other than for an in-kind contribution) to our Board of Directors, provided that the increase has been previously authorized by the shareholders. Our Board of Directors may further delegate this right to our Chairman and Chief Executive Officer. Whenever the shareholders approve a capital increase or approve the delegation to our Board of Directors the right to implement a capital increase, they must also consider whether an additional capital increase should be reserved for the employees of Technip-Coflexip and its subsidiaries or whether to delegate to our Board of Directors the right to carry out such reserved capital increase.

Decreases in Share Capital

      Under French company law, any decrease in our share capital requires approval by our shareholders entitled to vote at an extraordinary general meeting. Our share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all holders of shares must be offered the possibility to participate in a reduction and the holders of each class of shares must be treated equally.

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

      A two-third majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that our Board of Directors and our statutory auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders also may notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

Form, Holding and Transfer of Shares

Form of Shares

      Our bylaws (statuts) provide that our shares may be held in registered or bearer form. However, bearer shares do not qualify for double voting rights.

     Holding of Shares

      Under French law, shareholders’ ownership interests are represented by book entries instead of certificates. Certificates may, however, be issued by Euroclear France if they are to be held outside of France. We maintain a share account with Euroclear France for all shares in registered form, which is administrated by BNP Paribas. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, it shows that they are held through this intermediary. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

      Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Euroclear France. That account is separate from our share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our bylaws (statuts) permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables, according to which Euroclear France will, upon the Company’s request, disclose on a specific date a shareholder’s name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities held by the shareholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that might apply to these securities.

      Holders of shares outside of France may trade them on Euronext Paris. Upon payment of a fee or commission, accredited intermediaries can provide assistance to these holders or to the brokers or agents through whom a sale is to be effected.

      In addition, according to French company law, shares held by non-French residents may be held on these shareholders’ behalf in a collective account or in several individual accounts held by a financial intermediary. Said intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner.

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

Requirements for Holdings Exceeding Certain Percentages

      French company law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a French company listed on a regulated market of Euronext Paris, such as Technip-Coflexip, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses the threshold, of the number of shares (including in the form of American depositary shares) it holds and their voting rights. The individual or entity must also notify the CMF, within five trading days of the date it crosses the threshold.

      French law and the COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nominations to the Board of Directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intentions, it must file a new report.

      The requirements described in the above-paragraphs also apply to registered intermediaries who hold stock on behalf of shareholders who are not French residents.

      In addition, Article 13 of our bylaws (statuts) provides that, without prejudice to requirements under French company law, any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 1% of our share capital or voting rights must notify us by a letter with an acknowledgement or receipt within 5 trading days of the date it crosses the threshold of the number of shares (including in the form of American depositary shares) it holds and their voting rights. This article provides that this obligation to notify us arises at each increment of 1% up to and including 33%. This article also obliges our shareholders to notify us each time their holdings fall below these incremental thresholds. If a person does not comply with this notification requirement, one or more shareholders holding 1% or more of our share capital or voting rights may require a shareholders’ meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with the notification requirements. These requirements also apply to registered intermediaries which hold shares on behalf of shareholders who are not French residents.

      Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert who come to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of that company. We must publish in the BALO, no later than 15 days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights as of the date of the meeting. In addition, if the number of voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 days of our knowledge of this change, the new number of voting rights and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each number was last updated. In order to facilitate compliance with the notification requirements, a holder of American depositary shares may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and the CMF.

      If any person fails to comply with the legal notification requirements, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court located in the jurisdiction of the registered office of the Company at the request of the Company, or any shareholder or the COB, and may be subject to a € 18,000 fine.

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

Purchase of Our Own Shares

      Under French law, we may not issue shares to ourselves. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our issued and outstanding shares for one of three purposes:

1.	To reduce our share capital by canceling the shares we purchase, with our shareholders’ approval at an extraordinary general meeting;

2.	To provide shares to our employees under a profit-sharing plan or stock option plan;

3.	To acquire up to 10% of our share capital in connection with a corporate share repurchase program, provided our shares are listed on a regulated market, such as the Premier Marché of Euronext Paris. To acquire our shares for this purpose, we first must file an information memorandum (Note d’information) that has received the approval, or visa, of the COB and obtain our shareholders’ approval at an ordinary general meeting.

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

      At the Shareholders’ Meeting of April 11, 2003, our shareholders authorized the Board of Directors to repurchase over the following 18 months up to 10% of our total outstanding share capital, setting a maximum repurchase price of € 100/share and a minimum resale price of € 50/share.

Trading In Our Shares

      Under Règlement No. 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be deemed valid:

•	trades must be executed on behalf of the company by only one intermediary or if the company uses its share repurchase program in part by way of derivatives, by two intermediaries, provided that the issuer is able to ensure the appropriate coordination between them;

•	any block trades may not be made at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

      If a company’s shares are continuously quoted (cotation en continu), such as our shares, then a trade must meet the following further requirements to be considered valid:

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

DESCRIPTION OF OUR AMERICAN DEPOSITARY SHARES

American Depositary Receipts

      Each of our American depositary shares represents one-fourth of one Technip-Coflexip share deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an American depositary receipt holder. In the future, each American depositary share may also from time to time represent any securities, cash or other property deposited with the depositary but which have not distributed directly to you. Your American depositary shares will be evidenced by what are known as American depositary receipts.

      You may hold American depositary shares either directly or indirectly through your broker or other financial institution. If you hold American depositary shares directly, by having American depositary shares registered in your name on the books of the depositary, you are an American depositary receipt holder. This description assumes you hold your American depositary shares directly. If you hold the American depositary shares through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an American depositary receipt holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

      Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. New York law governs the deposit agreement and the American depositary shares.

      The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of American depositary receipt, which contains the terms of your American depositary shares.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my American depositary shares?

      We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying shares that your American depositary shares represent.

      Except as stated below, to the extent the depositary is legally permitted, it will deliver such distributions to American depositary receipt holders in proportion to their interests in the following manner:

      Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

      Shares. In the case of a distribution in shares, the depositary will issue additional American depositary receipts to evidence the number of American depositary shares representing such shares. Only whole American depositary shares will be issued. Any shares which would result in fractional American depositary shares will be sold and the net proceeds will be distributed to the American depositary receipt holders entitled thereto.

      Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for American depositary receipt holders to instruct the depositary as to the exercise of such rights. However, if we do not furnish such evidence or if the depositary determines it is not practical to distribute such rights, the depositary may:

—	sell such rights if practicable and distribute the net proceeds as cash; or

—	allow such rights to lapse, in which case American depositary receipt holders will receive nothing.

      We have no obligation to file a registration statement under the Securities Act of 1933 in order to make any rights available to American depositary receipt holders.

      Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable, (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash or (iii) hold the distributed property, in which case the American depositary shares will also represent the distributed property.

      Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole U.S. dollars and cents (fractional cents will be withheld without liability for interest and added to future cash distributions).

      The depositary may choose any practical method of distribution for any specific American depositary receipt holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the American depositary receipt holder as deposited securities.

      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any American depositary receipt holders.

      There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue American depositary shares?

      The depositary will issue American depositary shares if you or your broker deposit Technip-Coflexip shares or evidence of rights to receive Technip-Coflexip shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

      The custodian will hold all deposited shares for the account of the depositary. American depositary receipt holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an American depositary receipt or American depositary receipts in the name of the person entitled thereto evidencing the number of American depositary shares to which such person is entitled. Certificated American depositary receipts will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.

How do American depositary receipt holders cancel an American depositary share and obtain deposited securities?

      When you turn in your Technip-Coflexip American depositary share at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares to an account designated by you and maintained by us, in the case of shares in registered form, or transfer them to an account of an accredited financial institution on your behalf in the case of shares in bearer form. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

      The depositary may only restrict the withdrawal of deposited securities in connection with:

1.	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

2.	the payment of fees, taxes and similar charges; or

3.	compliance with any U.S. or foreign laws or governmental regulations relating to the American depositary receipts or to the withdrawal of deposited securities.

      This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

How do I vote?

      If you are an American depositary receipt holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares that underlie your American depositary shares. After receiving voting materials from us, the depositary will notify the American depositary receipt holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your American depositary shares including complying with the requirements that your name be placed upon our share register and that you deliver your American depositary shares to the depositary for holding pending the conclusion of the meeting. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

      There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their American depositary shares through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Additionally, you will not qualify to exercise double voting rights with respect to the Technip-Coflexip shares underlying your American depositary shares, even if you have held your Technip-Coflexip American depositary shares for more than two years.

Can I qualify for double voting rights as holder of American depositary shares?

      Our bylaws (statuts) provide that each of our shares that is held in registered form on our books in the name of the same holder for two years confers on the shareholder the right to two votes. Because our American depositary shares do not represent specifically identified Technip-Coflexip shares, and because the depositary does not hold our shares in registered form on our books either in its own name or in the name of American depositary shareholders, our American depositary shares do not confer double voting rights. The deposit agreement provides that neither holders of our American depositary shares nor the depositary will be entitled to exercise double voting rights unless we have advised the depositary in writing and have agreed a mechanism for the allocation of double voting rights with the depositary. We have neither advised the depositary in writing nor agreed to an allocation mechanism, and do not currently intend to establish a mechanism allowing our American depositary shares to confer double voting rights on their holders.

Record Dates

      The depositary may fix record dates for the determination of the American depositary receipt holders who will be entitled:

1.	to receive a dividend, distribution or rights, or

2.	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

all subject to the provisions of the deposit agreement.

Reports and Other Communications

Will I be able to view our reports?

      The depositary will make available for inspection by American depositary receipt holders any written communications from us that are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the U.S. Securities and Exchange Commission.

      Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and the depositary or the custodian actually receive those written communications, the depositary will mail copies of them, or, at its option, summaries of them to American depositary receipt holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

      American depositary receipt holders will be charged a fee for each issuance of American depositary shares, including issuances resulting from distributions of shares, rights and other property, and for each surrender of American depositary shares in exchange for deposited securities. The fee in each case is U.S.$5.00 for each 100 American depositary shares (or any portion thereof) issued or surrendered.

      The following additional charges shall be incurred by the American depositary receipt holders, by any party depositing or withdrawing shares or by any party surrendering American depositary receipts or to whom American depositary receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the American depositary receipts or the deposited securities or a distribution of American depositary receipts), whichever is applicable:

1.	to the extent permissible under the rules of the New York Stock Exchange, a fee of U.S.$0.02 or less per American depositary share (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

2.	to the extent not prohibited by the rules of any stock exchange or inter-dealer quotation system upon which the American depositary shares are traded, a fee of U.S.$1.50 per American depositary receipt or American depositary receipts for transfers of certificated American depositary receipts made;

3.	stock transfer or other taxes and other governmental charges;

4.	cable, telex and facsimile transmission and delivery charges incurred at your request;

5.	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

6.	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

      American depositary receipt holders must pay any tax or other governmental charge payable by the custodian or the depositary on any American depositary share or American depositary receipt, deposited security or distribution. If an American depositary receipt holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the American depositary receipt holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the American depositary receipt holders entitled thereto.

Reclassifications, Recapitalizations and Mergers

      If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganiza-

tion, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

1.	amend the form of American depositary receipt;

2.	distribute additional or amended American depositary receipts;

3.	distribute cash, securities or other property it has received in connection with such actions;

4.	sell any securities or property received and distribute the proceeds as cash; or

5.	none of the above.

      If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each American depositary share will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

      We may agree with the depositary to amend the deposit agreement and the American depositary shares without your consent for any reason. American depositary receipt holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of American depositary receipt holders. If an American depositary receipt holder continues to hold an American depositary receipt or American depositary receipts after being so notified, such American depositary receipt holder is deemed to agree to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

      No amendment will impair your right to surrender your American depositary shares and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the American depositary share to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

How may the deposit agreement be terminated?

      Upon the resignation or removal of the depositary, the depositary will, and in other circumstances the depositary may, terminate the deposit agreement by giving the American depositary receipt holders at least 30 days’ prior notice, and it must do so at our request. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to American depositary receipt holders who surrender their American depositary receipts and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the American depositary receipt holders who have not yet surrendered their American depositary receipts. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to American Depositary Receipt Holders

Limits on our obligations and the obligations of the depositary; limits on liability to American depositary receipt holders and holders of American depositary shares

      The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

1.	law, regulation, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the American depositary receipts provide shall be done or performed by it;

2.	it exercises or fails to exercise discretion under the deposit agreement or the American depositary receipt;

3.	it performs its obligations without gross negligence or bad faith;

4.	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of American depositary receipts, or any other person believed by it to be competent to give such advice or information; or

5.	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

      Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the American depositary receipts. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the American depositary receipts, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require.

      The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

      The depositary may own and deal in deposited securities and in American depositary shares.

Disclosure of Interest in American Depositary Shares

      From time to time we may request you and other holders and beneficial owners of American depositary shares to provide information as to:

1.	the capacity in which you and other holders and beneficial owners own or owned American depositary shares; and

2.	the identity of any other persons then or previously interested in such American depositary shares; and the nature of such interest and various other matters.

      You agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any such requests to you and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

Requirements for Depositary Actions

      We, the depositary or the custodian may refuse to:

1.	issue, register or transfer an American depositary receipt or American depositary receipts;

2.	effect a split-up or combination of American depositary receipts;

3.	deliver distributions on any such American depositary receipts; or

4.	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

—	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

—	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

—	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

      The depositary may also suspend the issuance of American depositary shares, the deposit of shares, the registration, transfer, split-up or combination of American depositary receipts, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for American depositary receipts or any deposited securities is closed or if we or the depositary decide it is advisable to do so.

Books of Depositary

      The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of American depositary receipts. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of American depositary receipts. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of American Depositary Shares

      The depositary may issue American depositary shares prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the American depositary shares. A pre-release is closed out as soon as the underlying shares (or other American depositary shares) are delivered to the depositary. The depositary may pre-release American depositary shares only if:

1.	the depositary has received collateral for the full market value of the pre-released American depositary shares; and

2.	each recipient of pre-released American depositary shares agrees in writing that he or she:

—	owns the underlying shares,

—	assigns all rights in such shares to the depositary,

—	holds such shares for the account of the depositary, and

—	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

      In general, the number of pre-released American depositary shares will not evidence more than 20% of all American depositary shares outstanding at any given time (excluding those evidenced by pre-released American depositary shares). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released American depositary shares and its charges for issuance thereof.

      We reserve the right to instruct the depositary to suspend pre-releases.

The Depositary

Who is the depositary?

      Morgan Guaranty Trust Company of New York, a New York banking corporation, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world. The depositary’s office is located at 60 Wall Street, New York, NY 10260.

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

      The amount of the avoir fiscal is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	15% of the dividend paid for the other shareholders who use the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2003.

      In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%; and

•	80% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 10%.

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

      The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements as summarized below:

Australia Austria Belgium Bolivia Brazil Burkina Faso Canada Estonia Finland Gabon Germany(1)	Ghana Iceland India Israel Italy Ivory Coast Japan Latvia Lithuania Luxembourg Malaysia	Mali Malta Mauritius Mexico Namibia Netherlands New Zealand Niger Norway Pakistan Senegal	Singapore South Korea Spain Sweden Switzerland Togo Turkey Ukraine United Kingdom United States of America Venezuela	French Territoires d’Outre-Mer and Others Mayotte New Caledonia Saint-Pierre et Miquelon

(1)	According to a common statement of the French and German tax authorities dated July 13, 2001, German resident holders other than individuals are no longer entitled to the avoir fiscal for dividends paid as of January 1, 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement has been adopted but has not yet been published, and, when published, should apply retroactively as of January 1, 2002.

      Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

•	a lower rate of withholding tax, generally 15%; and

•	a refund equal to the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

      Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of American depositary shares, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to American depositary shareholders.

      If the arrangements provided by the treaties entered into with the above listed countries or territories apply to a shareholder, we will withhold tax from the dividend at a lower rate, provided that the shareholder has established, before the date of payment of the dividend, that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, we must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

      Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

The Précompte

      A French company must pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends which carry an avoir fiscal out of:

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

Taxation of U.S. Investors

      The following is a general summary of certain material U.S. federal income tax and French tax consequences of owning and disposing of our shares or American depositary shares. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of our shares or American depositary shares and all of the following five points apply to you:

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

3.	You are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994 (the “US-France income tax treaty”) under the “limitation on benefits” article of that treaty,

4.	You hold your shares or American depositary shares of our Company as capital assets, and

5.	Your functional currency is the U.S. dollar.

      If a partnership holds shares or American depositary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds our shares or American depositary shares, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of such shares or American depositary shares.

      Special rules may apply to insurance companies, tax-exempt organizations, financial institutions, U.S. expatriates, persons subject to the alternative minimum tax, securities broker-dealers, persons holding our shares or American depositary shares as part of a straddle, hedging transaction or conversion transaction, persons who acquired our shares pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this annual report. Furthermore, this discussion is based upon current U.S. and French law and practice. This summary is subject to any changes or changes in interpretation to U.S. or French law or practice occurring after the date hereof, and such changes may have retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. Investors should consult their own tax advisors concerning the French, U.S. federal, state or local income tax consequences of the ownership or disposition of our shares or American depositary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

      Withholding Tax and Avoir Fiscal

      In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

      The amount of the avoir fiscal is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	15% of the dividend paid for the other shareholders who use the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2003.

      In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%; and

•	80% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 10%.

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

      Additional provisions of the U.S.-France income tax treaty apply if you are considered an “eligible” U.S. holder of shares or American depositary shares. You are “eligible” if your ownership of the shares or American depositary shares is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

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

      If you are an eligible U.S. holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France income tax treaty in accordance with the following procedures:

•	you must complete French Treasury Form RF I A EU-No. 5052 and send it to the French paying agent before the date of payment of the dividend. If you are not an individual, you must also send the French paying agent an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of our shares or American depositary shares, including, among other things, the dividend rights;

•	if you cannot complete Form RF I A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French paying agent, or, if any, to the U.S. bank managing your account holding our shares or to the depositary, as the case may be, before the date of payment of the dividend. This certificate must state all of the following five points:

(a)	you are a resident of the United States for purposes of the U.S.-France income tax treaty,

(b)	your ownership of our shares or American depositary shares is not effectively connected with a permanent establishment or a fixed base in France,

(c)	you own all the rights attached to the full ownership of our shares or American depositary shares, including, among other things, the dividend rights,

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

      Specific rules apply to the following:

•	tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and

•	various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

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

      For U.S. federal income tax purposes, the gross amount of any distribution and any related avoir fiscal payment, including any French tax withheld, will be included in your gross income as ordinary income when payment is received by you (or the depositary, if you hold American depositary shares), to the extent they are paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. To the extent, if any, that the amount of any such distribution exceeds Technip-Coflexip’s current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, it will be treated first as a tax-free return of capital and thereafter any excess will be treated as capital gain. Dividends paid by us will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

      Further, the amount of any dividend paid in euro, including any French tax withheld, will, for U.S. federal income tax purposes, be equal to the U.S. dollar value of the euro amount received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of American depositary shares, regardless of whether the payment is in fact converted into U.S. dollars. If you do not convert any such foreign currency that is received by you into U.S. dollars on the date you receive it, you will have a basis in that foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss resulting from currency fluctuations during the period from the date the dividend is includible in your gross income to the date this payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. You may also be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

      French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to complex conditions and limitations, or you may alternatively choose to deduct all foreign taxes paid by you as itemized deductions in the taxable year.

The Précompte

      A French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends which carry an avoir fiscal out of:

•	profits which have not been taxed at the ordinary corporate income tax rate, or

•	profits which have been earned and taxed more than five years before the distribution.

      The amount of the précompte is equal to 50% of the net dividends before withholding tax.

      If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends distributed to you. Under the U.S.-France income tax treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte which we actually pay in cash, but not to any précompte which we pay by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF I B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the IRS in the United States or from the French Centre des Impôts des Non-Résidents whose address is 9 rue d’Uzès, 75094 Paris Cédex 2, France.

      For U.S. federal income tax purposes, the gross amount of the précompte will be included in your gross income as ordinary income in the year you receive it. It will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro amount received on the date the précompte is included in income which, for a U.S. holder of American depositary shares, will be the date of receipt by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date this payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

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

      In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your shares or American depositary shares in an amount equal to the difference between the amount realized for the share or American depositary share and your basis in the share or American depositary share (determined in U.S. dollars). This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the share or American depositary share exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

      Further, deposits or withdrawals of shares by you for American depositary shares will not be subject to U.S. federal income tax.

Recent U.S. Tax Law Changes Applicable to Individuals

      Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003

(the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Finally, “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends received from U.S. corporations as well as from certain non-U.S. corporations. The exact extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present, but it is anticipated that a number of uncertainties will be clarified through administrative pronouncements throughout the remainder of 2003. In the meantime, investors are urged to consult their own tax advisors regarding the impact on their particular situations of the provisions of the 2003 Act.

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

      You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of our shares or American Depositary Shares. Furthermore, dividends paid by a PFIC will not be eligible for “qualified divided income” status, as described above.

French Estate and Gift Taxes

      Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, if you transfer your shares or American depositary shares by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death, or

•	you used your shares or American depositary shares in conducting a business through a permanent establishment or fixed base in France, or you held such shares or American depositary shares for that use.

French Wealth Tax

      The French wealth tax does not generally apply to shares or American depositary shares if the holder is a resident of the United States for purposes of the U.S.-France income tax treaty.

United States Information Reporting and Backup Withholding

      Dividend payments and proceeds paid from the sale, exchange, redemption or disposal of your shares or American depositary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28%. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

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

      Our major market risk consists of fluctuations in currency exchange rates. We use simple derivative financial instruments primarily to manage this risk exposure. These financial instruments are designated as hedges of underlying exposures associated with specific revenues, costs, assets, liabilities or commitments. Fair value calculations are presented in Note 27(b) to the Technip-Coflexip consolidated financial statements included in this annual report and are set out in the table below.

Cash Management

      Cash surpluses are almost entirely denominated in euro and U.S. dollars (or Malaysian ringgit which had a fixed exchange rate with the U.S. dollar as of December 31, 2002), or British Pound, or Norge crown, or Brazilian real. Part of the cash surplus is allocated to forecasted expenditures on given projects. We invest these cash surpluses in short-term floating investments to ensure liquidity and avoid interest rate risk.

      Since the beginning of 2000, we have used a dedicated financing entity (EEIG Technip Eurocash) to manage centrally our cash and hedging, with the exception of cash held by our Malaysian, Singaporian, Saudi Arabian, Brazilian subsidiaries and most Coflexip foreign subsidiaries. Each participating subsidiary transfers its cash surplus to EEIG Technip Eurocash and requests cash when needed. Cash flow forecasts are centrally analyzed on a regular basis by EEIG Technip Eurocash.

Debt Management

      We have limited financial debt (€ 1,337.5 million, € 1,638.9 million and € 196 million at December 31, 2002, 2001 and 2000, respectively). 2002 figure includes € 90.4 million redemption premium of convertible bonds issued on 2002.

      On December 31, 2002, our short term debt of € 297 million, is composed of the following:

•	Commercial paper for € 276 million with an average maturity of less than three months,

•	Short term part of the long term debts, which amounts to € 13.1 million, and

•	Bank overdrafts and others for € 7.9 million.

      The outstanding amount of the Coflexip credit facility, obtained for the Aker Maritime Deepwater Division acquisition, was U.S.$ 174 million as of December 31, 2002. Additionally, the Coflexip debt used for the Sunrise 2000 project was U.S.$ 13.7 million as of December 31, 2002.

      At the end of January 2002, Technip-Coflexip issued a debenture loan with a conversion option into new shares and/or exchange in existing shares (OCEANE offer) for an amount of € 793.5 million. The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date.

      The OCEANE offer, which received the COB final visa on January 22, 2002, has the following characteristics:

•	Issued at a price of € 170 (number of bonds issued: 4,667,647),

•	The coupon payable on January 1 of each year amounts to 1% per year of the bonds nominal value,

•	The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date,

•	The bond reimbursement price as of January 1, 2007 is € 190.07 in case of non conversion or exchange,

•	The actuarial yield rate for the bondholder is 3.25% per year in case of non conversion or exchange.

      The debenture loan was used mid-February 2002 to reimburse part of the credit facility issued by Technip-Coflexip to finance the purchase of Coflexip shares.

      Technip-Coflexip repurchased 165,653 convertible bonds during December 2002 to the amount of € 26.9 million.

      In accordance with the issuing contract, which received the COB final visa on January 22, 2002, the 165,653 convertible bonds repurchased have been have been cancelled, reducing the amount to € 765.3 million on December 31, 2002.

      For Technip-Coflexip’s unused and confirmed multicurrency banking credit lines as of December 31, 2002, see Item 5.

Fair Value of On Balance-Sheet Financial Instruments

      We report marketable securities included in cash and cash equivalents at market prices in our consolidated financial statements included in this annual report. The fair value of all current assets and liabilities (cash and cash equivalents, accounts and notes receivables, advances to suppliers, accounts and notes payable, other creditors) is considered to be equivalent to the carrying amounts due to the short maturity to these items.

      The fair value of the long-term debt determined on a borrowing-by-borrowing basis, by discounting future cash flows using the borrowing rates at the balance sheet dates for similar types of borrowing arrangement, is approximated by the carrying value.

Currency Risk

      We operate under long-term contracts that are frequently denominated in currencies other than our functional currency, the euro. For the three years ended December 31, 2002, sales denominated in non-euro currencies were approximately 67% of our total net sales, of which more than 77% were denominated in U.S. dollars. Approximately 25% of our operating expenses during this period were denominated in U.S. dollars and significant amounts were also denominated in Japanese yen, British pound, Malaysian ringitt, Brazilian Real and Norwegian Crown.

      Our policy is to continually assess our exposure to exchange risk on contracts and, whenever practicable, to reduce risks by incurring operating expenses in the same currency in which the corresponding net sales are generated. We further reduce our exposure to exchange rate fluctuations through the use of forward exchange contracts, currency exchange rate guarantees or options when we believe it appropriate. Typically, we hedge a contract once it has been awarded or, in some cases, at the latest, once it comes into force. However, because we may be subject to significant exchange rate exposure during the period from the contract bid to the awarding of the contract, we may, depending on our appreciation of the probability that the contract will be awarded to us and on market conditions, enter into currency options or currency exchange rate guarantees for contracts on which we have bid (see Note 1(r)) to the Technip-Coflexip consolidated financial statements included in this prospectus).

      We do not enter into forward exchange contracts or exchange options for purpose other than described above. Our policy does not permit us to take, or authorize our subsidiaries or businesses to take, speculative market positions.

      The tables below present the maturities and fair value of our hedging instruments as of December 31, 2002, and December 31, 2001, respectively and are based on maturities and interest and exchange rates at these same dates and present future cash flows generated by derivatives instruments.

As of December 31, 2002

	Maturing in year ending December 31,
								Fair value
Foreign Exchange contracts	2003	2004	2005	2006	2007	5 years	Total	Total

	(In millions of EUR)
Sell currency, buy national currencies
U.S.$	748.4	340.6	40.2	—	—	—	1,129.2	107.3
GBP	35.8	—	—	—	—	—	35.8	0.1
AED	6.1	1.5	—	—	—	—	7.6	1.3
Others	10.1	—	—	—	—	—	10.1	2.2

Total	800.5	342.1	40.2	—	—	—	1,182.8	110.9

Buy currency, sell national currencies
U.S.$	252.2	194.3	41.7	—	—	—	488.2	(40.2)
JPY	8.5	10.7	—	—	—	—	19.2	(1.2)
GBP	38.3	—	—	—	—	—	38.3	(1.5)
Others	0.2	—	—	—	—		—	0.2

Total	299.2	205	41.7	—	—	—	545.9	(42.9)

Sell/buy foreign currencies	156	13.6	1.6	—	—	—	171.2	9.9

Total	156	13.6	1.6	—	—	—	171.2	9.9

As of December 31, 2001

	Maturing in year ending December 31,
								Fair value
Foreign Exchange contracts	2002	2003	2004(2)	2005	2006	5 years	Total	Total

	(In millions of EUR)
Sell currency, buy national currencies
U.S.$	624.8	65.1	4.7	1.8	1.7	—	698.1	(15.8)
JPY	2.9	—	—	—	—	—	2.9	0.3
GBP	22.5	—	—	—	—	—	22.5	(0.4)
AED	2.0	—	—	—	—	—	2.0	(0.1)
Others	12.5	—	—	—	—	—	12.5	(1.4)

Total	664.7	65.1	4.7	1.8	1.7	—	738.0	(17.4)

Buy currency, sell national currencies
U.S.$	70.8	—	—	—	—	—	70.8	1.0
JPY	4.6	6.4	—	—	—	—	11.0	(0.4)
GBP	13.2	0.8	—	—	—	—	13.9	0.2
Others	2.6	—	—	—	—	—	2.6	0.0

Total	91.1	7.2	—	—	—	—	98.3	0.8

Sell/buy foreign currencies	69.4	21.1	—	—	—	—	90.5	(0.8)

Total	69.4	21.1	—	—	—	—	90.5	(0.8)

Interest Risk

      We require that our cash invested in marketable securities remain liquid. Therefore, most cash is invested in floating rate investments.

      We usually do not enter into interest rate derivative contracts, except when interest rate markets offer attractive conditions. As a result, as of December 31, 2002, most of our debt was linked to floating interest rates. Only the debt of U.S.$.110 million related to (i) a U.S.$. 109 million part to the Coflexip credit facility obtained for the Aker Maritime Deepwater Division and (ii) a U.S.$. 10 million portion of the Coflexip debt used for the Sunrise 2000 was covered by interest rate swaps, which converted the U.S.$ LIBOR rate into a U.S.$ fixed rate through respectively (a) the June 2006 maturity date and (b) July 2003.

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

PART III

Item 15.     Controls and Procedures

      Our chief executive officer and our chief financial officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days of the filing of this Annual Report on Form 20-F. Based on that evaluation, our chief executive officer and our chief financial officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared, in order to allow timely decisions regarding required disclosure.

      There have been no significant changes in our internal controls or, to our knowledge, other factors that could significantly affect our internal controls subsequent to the evaluation date. Therefore, no corrective actions were taken.

Item 16.     [Reserved.]

Item 17.     Financial Statements

      Not applicable.

Item 18.     Financial Statements

TECHNIP-COFLEXIP

Item 19.     Exhibits

1.1	By-laws, as amended, of Technip-Coflexip

4.1	Share Purchase Agreement dated October 27, 2000, between Coflexip and Aker Maritime ASA and Aker Maritime Norge (incorporated by reference to Exhibit 2 to Coflexip’s Annual Report on Form 20-F (Commission File No. 0-22714) filed on June 18, 2001)

4.2	Credit Facilities for Technip arranged by J.P. Morgan plc and CDC IXIS, with Chase Manhattan International Limited as Facility Agent (incorporated by reference to Exhibit 10.1 to Post-Effective Amendment No. 2 to Technip’s Registration Statement on Form F-4 (Registration No. 333-13808) filed on September 27, 2001)

4.3	English translation of the Memorandum of Understanding, dated July 2, 2001, by and among Technip, ISIS and Institut Français du Pétrole (incorporated by reference to Exhibit 3 of amendment No. 2 to the Statement on Schedule 13D filed by Technip on July 3, 2001)

8.1	Subsidiaries of Technip-Coflexip (see Note 29 to the Consolidated Financial Statements)

10.1	Offering Circular (Note d’information definitive) dated January 22, 2002, relating to the issue and listing on the Premier Marché of Euronext Paris S.A. of bonds convertible into new shares and/or exchangeable for existing shares of Technip-Coflexip (incorporated by reference to Exhibit 10.1 to Technip-Coflexip’s Annual Report on Form 20-F (Commission File No. 1-15234) filed on June 11, 2002)

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

TECHNIP-COFLEXIP

REPORT OF INDEPENDENT AUDITORS

      To the Shareholders and the Board of Directors of TECHNIP-COFLEXIP

      We have audited the accompanying consolidated balance sheets of Technip-Coflexip (formerly Technip) and its subsidiaries (“Technip-Coflexip”) as of December 31, 2002, 2001, and 2000, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2002, all expressed in euro (€). These financial statements are the responsibility of the management of Technip-Coflexip. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in France and in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly in all material respect, the consolidated financial position of Technip-Coflexip as of December 31, 2002, 2001 and 2000, and the result of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in France.

      Accounting practices used by Technip-Coflexip in preparing the accompanying financial statements conform with generally accepted accounting principles in France, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a reconciliation of consolidated net income and shareholders’ equity to United States of America generally accepted accounting principles is set forth in Notes 30 to 32 of the Notes to the Consolidated Financial Statements.

Neuilly-sur-Seine, France,
March 3, 2003, except for Notes 30 to 32, for which the date is March 27, 2003

BARBIER FRINAULT & AUTRES

ERNST & YOUNG
Represented by René Proglio

TECHNIP-COFLEXIP

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the year ended December 31,

		2002
				2001	2000
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro, except as otherwise stated)
Net sales	3	5,238.6	4,452.3	3,546.0	2,972.0
Cost of sales		(4,417.9)	(3,754.8)	(3,094.3)	(2,680.8)

GROSS MARGIN		820.7	697.5	451.7	291.2
Research and development expenses		(44.0)	(37.4)	(18.3)	(7.2)
Selling, general and administrative expenses		(367.7)	(312.5)	(149.0)	(85.1)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION		409.0	347.6	284.4	198.9
Depreciation and amortization other than goodwill		(168.3)	(143.0)	(49.6)	(16.3)

OPERATING INCOME BEFORE GOODWILL AMORTIZATION		240.7	204.6	234.8	182.6
Goodwill amortization		(138.6)	(117.8)	(61.3)	(26.7)

OPERATING INCOME	4	102.1	86.8	173.5	155.9
Financial result	6	(78.7)	(66.9)	(6.5)	5.8
Income of equity affiliates		—	—	15.6	22.1
Non-operating income (loss)	7	(8.1)	(6.9)	(6.6)	93.9

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS		15.3	13.0	176.0	277.7
Income tax	8	(54.5)	(46.3)	(65.5)	(62.3)
Minority interests		4.6	3.9	(2.4)	(1.2)

NET INCOME (LOSS)		(34.6)	(29.4)	108.1	214.2

Number of shares considered for earnings per share computation	9	28,385,816	28,385,816	25,387,550	16,664,584
Diluted earnings before non-operating income and goodwill amortization per share	9	4.60	3.91	6.93	8.82
Diluted earnings (loss) per share	9	(0.58)	(0.49)	4.26	12.85

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S.$ 1.1766 on May 30, 2003. (See Note 1(a)).

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP-COFLEXIP

CONSOLIDATED BALANCE SHEETS

		As of December 31,

		2002
				2001	2000
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro,
		except as otherwise stated)
ASSETS
Intangible assets, net	11	3,103.4	2,637.6	2,713.4	591.9
Property, plant and equipment, net	12	1,013.2	861.1	982.3	162.1
Other investments and loans, net	13	21.5	18.3	104.9	18.4
Equity affiliates	14	1.4	1.2	6.2	278.3

TOTAL NON-CURRENT ASSETS		4,139.5	3,518.2	3,806.8	1,050.7
Contracts-in-progress	15	5,760.9	4,896.2	6,313.6	4,718.0
Inventories and deferred bid costs, net	16	95.1	80.8	111.9	7.1
Advances to suppliers		144.1	122.5	98.0	108.4
Accounts and notes receivable, net	17	853.7	725.6	605.9	289.3
Other current assets, net	18	613.7	521.6	418.1	170.0

RECEIVABLES AND OTHER CURRENT ASSETS, NET		1,467.5	1,247.2	1,024.0	459.3
Marketable securities	19	116.6	99.1	149.8	186.5
Cash		755.4	642.0	613.6	376.6

CASH AND CASH EQUIVALENTS	19	872.0	741.1	763.4	563.1

TOTAL CURRENT ASSETS		8,339.5	7,087.8	8,310.9	5,855.9

TOTAL ASSETS		12,479.0	10,606.0	12,117.7	6,906.6

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S.$ 1.1766 on May 30, 2003. (See Note 1(a)).

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP-COFLEXIP

CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31,

		2002
				2001	2000
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro,
		except as otherwise stated)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Common stock: EUR 3.05 nominal value,		84.0	71.4	81.5	48.9
23,408,004 shares as of December 31, 2002,
26,713,448 shares as of December 31, 2001,
16,029,305 shares as of December 31, 2000,
Paid-in-surplus		1,471.3	1,250.5	1,605.5	64.5
Retained earnings		849.3	721.8	661.5	498.2
Cumulative translation adjustment		14.1	12.0	13.1	(0.2)
Treasury shares and shares held by subsidiary (1)		—	—	(255.5)	(59.2)
Net income (loss)		(34.6)	(29.4)	108.1	214.2

SHAREHOLDERS’ EQUITY	20	2,384.1	2,026.3	2,214.2	766.4
MINORITY INTERESTS		19.2	16.3	21.4	3.4
Commitments and Contingencies	26
Retirement indemnities		101.5	86.3	80.1	65.8
Accrued liabilities	21	285.3	242.5	257.5	167.3
Convertible bonds redemption premium	23	106.4	90.4	—	—
Long term debt		1,112.9	950.1	1,182.2	4.8
Short term debt		354.4	297.0	456.7	191.2

Total Financial debt	22	1,467.3	1,247.1	1,638.9	196.0
Progress payments on contracts	15	6,377.4	5,420.2	6,472.5	4,896.1
Accounts and notes payable		848.1	720.8	770.8	562.9
Other creditors	24	889.6	756.1	662.3	248.7

TOTAL LIABILITIES		10,075.7	8,563.4	9,882.1	6,136.8

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		12,479.0	10,606.0	12,117.7	6,906.6

(1)	Technip-Coflexip wrote off the shares held by company except 49,500 shares intended to cover the stock option plans recorded in marketable securities (see Note 20).

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S.$ 1.1766 on May 30, 2003. (See Note 1(a)).

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP-COFLEXIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,

	2002
			2001	2000
	U.S.$*	EUR	EUR	EUR

	(Amounts in millions of euro,
	except as otherwise stated)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	(34.6)	(29.4)	108.1	214.2
Minority interests	(4.6)	(3.9)	2.4	1.2

Net income (loss) before minority interest	(39.2)	(33.3)	110.5	215.4
Adjustments to reconcile income before minority interest to net cash provided by (used in) operating activity:
Amortization of intangible assets and goodwill	157.2	133.6	69.3	28.1
Depreciation of property, plant and equipment	149.7	127.2	41.6	14.9
Amortization of OCEANE loan’s redemption premium	19.9	16.9	—	—
Income of equity affiliates, net of dividends	—	—	(7.5)	(61.1)
(Decrease) increase in non-current provisions, net	7.3	6.2	2.1	1.2
Net (gain) on disposal of fixed assets and investments	(12.6)	(10.7)	(2.8)	(82.4)
Net changes in operating assets and liabilities:
Decrease (increase) in advances to suppliers	(28.9)	(24.6)	10.4	31.4
Decrease (increase) in contracts-in-progress	1,647.2	1,400.0	(267.4)	(314.4)
Decrease (increase) in accounts and notes receivables	106.2	90.3	51.1	(3.5)
Decrease (increase) in other current assets	(151.9)	(129.1)	(124.4)	(26.6)
Increase (decrease) in current provisions	—	—	(6.1)	(124.5)
Increase (decrease) in progress payments on contracts	(1,518.3)	(1,290.4)	173.1	89.6
Increase (decrease) in accounts payables and other creditors	172.6	146.7	62.1	45.3

Net cash provided by (used in) operating activities	509.2	432.8	112.0	(186.6)
CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures (property, plant and equipment)	(146.3)	(124.3)	(44.4)	(14.0)
Capital expenditures (intangibles)	(1.8)	(1.5)	(22.5)	(1.4)
Proceeds from disposal of intangible assets	0.2	0.2	—	—
Proceeds from disposal of fixed assets	131.5	111.8	2.0	20.3
Acquisition of investments	(0.5)	(0.4)	(1,040.0)	(686.8)
KTI/MDEU price reduction	—	—	—	63.3
Proceeds from disposal of investments	36.7	31.2	211.8	156.0
Increase (decrease) from changes in scope of consolidation**	2.0	1.7	232.8	42.8

Net cash provided by (used in) investing activities	22.0	18.7	(660.3)	(419.8)
CASH FLOW FROM FINANCING ACTIVITIES:
Increase in short-term debt	107.1	91.0	4.4	190.0
Decrease in short-term debt	(296.5)	(252.0)	(82.3)	(13.8)
Increase in long-term debt	935.0	794.7	1,107.1	—
Decrease in long-term debt	(1,120.1)	(952.0)	(210.1)	(2.0)
Increase in loans	—	—	(14.9)	(3.2)
Decrease in loans	—	—	(0.1)	—
Repurchase of own shares	(53.4)	(45.4)	(1.6)	(21.5)
Increase (decrease) in minority interests	(6.0)	(5.1)	1.8	0.1
Parent company’s equity:
capital increases	14.6	12.3	10.0	22.3
paid dividends	(93.8)	(79.7)	(50.9)	(45.9)
Net cash provided by (used in) financing activities	(513.1)	(436.1)	763.4	126.0
Net effect of exchange rate changes	(44.4)	(37.7)	(14.8)	24.1

Net increase (decrease) in cash and cash equivalents	(26.2)	(22.3)	200.3	(456.3)
Cash and cash equivalent at the beginning of the year	898.2	763.4	563.1	1,019.4
Cash and cash equivalent at the end of the year	872.0	741.1	763.4	563.1

Increase in shareholders’ equity related to the Coflexip and Isis acquisitions			1,563.6	—
Cash paid for income taxes	(75.1)	(63.8)	(65.3)	(41.2)
Interest paid	(35.4)	(30.1)	(16.4)	(7.3)

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S. $1.1766 on May 30, 2003. (See Note 1(a)).

**	This represents the cash balances of companies acquired (or disposed of) measured as of the date of the acquisition or disposal.

The accompanying notes are an integral part of these Consolidated Financial Statements

TECHNIP-COFLEXIP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Stock Issued					Treasury
	Number of				Cumulative	Shares/
	Shares	Common	Paid-in	Retained	Translation	Shares held		Net	Shareholders’
	issued	Stock	Surplus	Earnings	Adjustment	by subsidiary		Income (loss)	equity

	(Amounts in millions of euro, except as otherwise stated)
As of December 31, 1999	15,758,537	48.1	43.0	371.5	(1.3)	(37.7)		172.6	596.2

Capital increase	270,768	0.8	21.5						22.3
Appropriation of net income 1999				126.7				(172.6)	(45.9)
Foreign currency translation					1.1				1.1
Net income								214.2	214.2
Treasury shares						(21.5)			(21.5)

As of December 31, 2000	16,029,305	48.9	64.5	498.2	(0.2)	(59.2)		214.2	766.4

Capital increase	10,684,143	32.6	1,541.0						1,573.6
Appropriation of net income 2000				163.3				(214.2)	(50.9)
Foreign currency translation					13.3				13.3
Net income								108.1	108.1
Treasury shares/ shares held by subsidiary						(196.3)			(196.3)

As of December 31, 2001	26,713,448	81.5	1,605.5	661.5	13.1	(255.5	)(a)	108.1	2,214.2

Capital increase	170,509	0.5	11.8						12.3
Capital decrease	(3,475,953)	(10.6)	(366.8)						(377.4)
Appropriation of net income 2001				28.4				(108.1)	(79.7)
Foreign currency Translation					(1.1)				(1.1)
Net income								(29.4)	(29.4)
Treasury shares/ shares held by subsidiary						255.5	(b)		255.5
Other (including merger ISIS)				31.9					31.9

As of December 31, 2002	23,408,004	71.4	1,250.5	721.8	12.0	—		(29.4)	2,026.3

As of December 31, 2002 (in millions U.S.$*)	23,408,004	84.0	1,471.3	849.3	14.1	—		(34.6)	2,384.1

(a)	Treasury shares as of December 31, 2001 represent 623,595 shares (€ 61.7 million) and shares held by its subsidiary Isis as of December 31, 2001 represent 1,847,376 shares (€ 193.8 million).

(b)	Technip-Coflexip wrote off the shares held by the company and its subsidiary Isis except 49,500 shares reserved for the stock option plans recorded in marketable securities.

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S.$ 1.1766 on May 30, 2003. (See Note 1(a) ).

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of euro, except as otherwise stated)

Introductory note — Changes in scope of consolidation and business description

     (a) Change in scope of consolidation

      The consolidated financial statements as of December 31, 2002 and 2002 results are not directly comparable to those for 2001 results due to the significant change in scope of consolidation that occurred in October 1, 2001.

      Before this date, Technip held a 29.4% interest in Coflexip, which was accounted for under the equity method. Since October 1, 2001 Coflexip and Isis have been fully consolidated in the Technip financial statements now called Technip-Coflexip.

      The impact of such change in scope of consolidation is further described in Note 2 and identified in the other notes to the consolidated financial statements when significant.

      The Technip-Coflexip net sales in 2001 include activity of the former Technip for twelve months of 2001 and activity of Coflexip and Isis for three months (fourth quarter 2001). The net income of Technip-Coflexip in 2001 includes Coflexip and Isis income since October 1, 2001.

      Technip-Coflexip and Isis have merged in June 2002, the reciprocal shareholding between Isis and Technip-Coflexip resulting from the public exchange offer on Isis shares that occurred in October 2001 is therefore ended.

      In 2002, Technip-Coflexip sold its minority stake of 46% in Ipedex, accounted for under the equity method in 2001. Coflexip also sold in 2002 non-strategic assets including the subsidiaries Mac Nulty Offshore Ltd and Captain Franck Mc Nulty & Sons Ltd (construction site in United Kingdom), as well as the activities and resources related to the “Well Operations” branch (including the Seawell vessel). Technip-Coflexip also sold the former Coflexip head office building located at Porte Maillot.

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

     (d) Income statements presentation

      As it is common practice in Technip-Coflexip activity and in accordance with French accounting principles, the income statement is now presented by destination of expenses and no longer by nature of expenses.

      In addition to this change, the “goodwill amortization” line item is now reclassified and shown in a single line within the operating income section of the consolidated statement of income of the Company.

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

      For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. Dollars at the noon buying rate in New York City on May 30, 2003 for cable transfers in Euro, as certified for custom purposes by the Federal Reserve Bank of New York, of € 1.00 = U.S. $1.1766. No representation is made that the euro amounts have been, could have been or could be converted into U.S. dollars at such a rate or at any other rate at any other date.

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

      The historical cost method is used to account for investments in which the Company’s ownership is less than 20% or for non-significant investees or subsidiaries. The list of Technip-Coflexip’s consolidated subsidiaries and related percentage of control by Technip-Coflexip as of December 31, 2002 is provided in Note 29.

     (c) Use of estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in France requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At year end, monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rate of exchange prevailing at that date except for “contracts-in-progress” accounts and progress payments received from long-term contract customers which are recorded at the “contract rate”. The resulting exchange gains or losses are recorded in the income statement.

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

      The functional currency of the foreign subsidiaries is the local currency except for Brazilian subsidiaries (Brasflex Tubo Flexiveis & Flexibras Tubos Flexiveis). For these companies the functional currency is the US Dollar.

     (g) Intangible assets

      Intangible assets primarily consist of “fonds de commerce”, which are amortized over five years, and licenses and patents, which are amortized over ten years. Costs related to software rights are recorded in operating income when expensed, except for those costs incurred in connection with the development of computer systems such as the E-Procurement platform, which are amortized over five years.

      Goodwill resulting from business combinations accounted for using the purchase method is recorded in the balance sheet under the “Goodwill” line item. Goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired. Goodwill is allocated to the different operational segments.

      The carrying value of intangible assets is reviewed periodically for impairment, based on discounted expected future cash flows. The assumptions used in 2002 are based on the business plan for the years 2003 to 2005, approved by the Board of Directors. After 2005, the growth rate is 3% including 1.5% for inflation. The re-evaluation is made over 10 years with 7% for the discount rate (WACC).

      The tax rate used is 35%.

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      At completion of the contract:

•	“Contracts-in-progress” (which at that time amounts to the total sales price of the contract) is reduced by accumulated progress payments received by the Company under this contract, the remaining balance being invoiced to the customer and recorded under the “Other receivables on contracts” line item (see Note 17);

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	If necessary, accrued liabilities are recorded to cover pending contingencies and expenses, and are shown under the “Expenses to complete contracts” line item in the balance sheet. These liabilities are considered as current for the purpose of the preparation of the statements of cash flows.

     (l) Inventories

      Inventories are stated at the lower of cost or market value, with cost determined on the weighted-average basis.

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

     (p) Retirement indemnities and Accrued liabilities

      Accrued liabilities are recorded in compliance with French “CRC 2000-6” based on the analysis of related exposure.

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

      Accrual for retirement indemnities includes:

•	retirement indemnities, which are to be paid at retirement date,

•	deferred wages indemnities, which are to be paid when employees leave the company, and

•	retirement indemnities, which are to be paid as annuity.

      The actuarial estimation is based on usual assumptions such as future wage and salary increases, life expectancy, turnover of staff, rate of return on investment.

      Restructuring: the total estimated costs related to a restructuring plan are recorded in the period when the plan is finalized.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

     (r) Financial instruments

      To hedge its exposure to exchange rate fluctuations during the bid-period of long-term contracts, the Company occasionally enters into insurance contracts, upon which foreign currencies are exchanged at a specified rate and at a specified future date only if the contemplated new contract is awarded. A premium paid at the outset by the Company to enter into such insurance contract is charged to the income statement when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any cash settlements or penalties. On the other hand, if the commercial contract is awarded to the Company, a second premium is paid to the insurance company, the cost of which being charged to income statement over the duration of the contract.

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

      Every Group’s subsidiary enters into forward exchange contracts with banks or with the Group financing company, Technip Eurocash G.E.I.E.

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (u) Non-operating income

      Non-operating income relates to income and expenses arising from assets disposals and restructuring operations.

     (v) Diluted earnings per share

      Diluted earnings per share has been calculated on the basis of the net income after deduction of financial costs and redemption premium amortization, after tax relating to the OCEANE loan. It is also based on the number of common stock outstanding as of each year-end including outstanding options to subscribe new shares granted to employees and after deduction of existing shares held by subsidiaries.

     (w) Shares held by subsidiaries

      Shares held by subsidiaries are presented as a reduction of shareholders’ equity except for shares assigned to stock-options plans, which are presented as marketable securities.

Note 2 — Changes in scope of consolidation: significant acquisitions and divestitures

     For the year ended December 31, 2002

      In June 2002, the reciprocal shareholding agreement established as part of the public exchange offer in October 2001 between Technip and Coflexip ended and the separate Isis shares were cancelled. Following the integration of Isis, the Technip Coflexip shares held by Isis were cancelled, CGG shares held by Isis were exchanged for Technip Coflexip then cancelled, and shares of Novasep and Géoservices held by Isis were sold.

      No significant acquisition occurred in 2002.

      In 2002, Technip-Coflexip sold its minority stake of 46% in Ipedex accounted for under the equity method in 2001. Coflexip also sold in 2002 non-strategic assets including: the subsidiaries Mac Nulty Offshore Ltd and Captain Franck Mc Nulty & Sons Ltd (construction site in United Kingdom), as well as the activities and resources related to the “Well Operations” branch (including the Seawell vessel). Technip-Coflexip also sold the former Coflexip head office building located at Porte Maillot.

      The goodwill resulting from the acquisition of the 69.1% interest in Coflexip in 2001 has been adjusted in 2002 in order to take into account the consolidated gains from the sales of certain Coflexip assets/activities during the year 2002. Other adjustments were also made and are presented below. The company has allocated the total goodwill of Coflexip to two activity sectors of the Offshore branch: (1) the floaters and floaters facilities sector and relates mainly to the Aker Maritime division acquired by Coflexip in 2001; (2) the SURF activity

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Subsea, Umbilicals, Risers and Flowlines) and relates to the main activity of Coflexip before the acquisition of Aker. The goodwill, which is not deductible for tax purposes, after adjustment is detailed as follows:

		In millions
		of EUR

Creation of 5,504,436 Technip-Coflexip shares (€ 147.99 a share)		814.6
Cash paid for 5,000,000 Coflexip shares (€ 199 a share)		995.0
Net purchase costs		28.7

Purchase price for 52.47% in Coflexip		1,838.3
Coflexip net equity as of September 30, 2001 (52.47%)		(421.4)

Step-up for 52.47% in Coflexip		1,416.9
Step-up for 16.63% in Coflexip via Isis		253.1

Step-up for 69.1% in Coflexip		1,670.0
Reversal of net goodwill accounted by Coflexip (foreign exchange effect included)		503.5
Preliminary allocation to identified assets:
Vessels	(106.4)
Buildings	(24.2)	(125.5)
Patents	(59.4)
Deferred tax	64.5

Goodwill determined at date of acquisition		2,048.0

Adjustment on Coflexip shares coming from ISIS (after merger)		5.5
Gain on sales of CSO assets		(48.3)
Depreciation of American deferred tax assets		13.8
Provisions for transfers		32.1
Provisions and various charges		48.0

Goodwill 2002 after adjustment (gross)		2,099.1

      The goodwill related to Coflexip after the purchase of the two installments in 2000 and 2001 and after the adjustments made in 2002, can be summarized as follows:

In millions
of EUR

Goodwill on the purchase of 29.7% of Coflexip shares (April 2000)	447.5
Goodwill on the purchase of 52.47% of Coflexip shares (October 2001)	2,099.1
Accumulated amortization as of December 31, 2002	(167.1)

Goodwill after adjustments, net	2,379.5
Goodwill, net, related to the « Floaters » activity	404.4
Goodwill, net, related to the « SURF » activity	1,975.1

      The Group performed an impairment test on this goodwill by comparing the book value of the activity to its fair value, based on estimated discounted cash flows converted to a current value. Based on the impairment test, no impairment is required.

      The unaudited 2001 proforma consolidated income statement of Technip-Coflexip is based on the assumption that the acquisition of Coflexip described herein was made on January 1, 2001. The activity related to Isis is not included because it is not material.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Proforma
					2001
	Technip-Coflexip				Presented in	Additional		Proforma
	Historical		Adjustments		the annual	adjustments		2001 after
	2001		2001		report in	2001		additional
	(12 months)		(*)		2001(*)	(*)		adjustments(*)

	Technip
	former
	scope of		Technip-		Technip-	Technip-		Technip-
	consolidation	Coflexip	Coflexip		Coflexip	Coflexip		Coflexip

	In millions of EUR
Net sales	3,051.0	1,898.8	—		4,949.8	—		4,949.8
Operating income before goodwill amortization	203.5	118.9	(14.2	)(a)	308.2	4.0	(e)	312.2
Goodwill amortization	(41.6)	(170.5)	96.3	(b)	(115.8)	—		(115.8)
Operating income	161.9	(51.6)	82.1		192.4	4.0	(e)	196.4
Financial result	(0.5)	(10.0)	(41.3	)(c)	(51.8)	22.6	(f)	(29.2)
Non operating income	(6.6)		2.8		(3.8)	—		(3.8)
Income of equity affiliates	25.2	(0.8)	(24.0	)(d)	0.4	—		0.4
Income tax	(57.2)	(42.8)	19.5		(80.5)	(16.3)		(96.8)
Minority interests	(1.8)	(0.1)	(1.7)		(3.6)	—		(3.6)

Net income	121.0	(105.3)	37.4		53.1	10.3		63.4

Diluted pro forma earning per share					2.09			2.50

(*) Unaudited

(a)	Additional depreciation and amortization of identified assets (vessels, buildings and patents) based on the recorded values in Technip-Coflexip financial statements for the first nine months of 2001.

(b)	Reversal of goodwill amortization recorded in Coflexip statement of income (€ 212.1 million) and calculation of a normative goodwill amortization (€ 115.8 million): Mannesmann € 8 million, others € 3.5 million, Coflexip 29.7%, € 22.4 million and Coflexip 52.47%, € 81.9 million.

(c)	Nine months of interest expense related to the credit facility for financing the public offer on Coflexip

(d)	Reversal of twelve months of income from equity affiliates from Coflexip

(e)	Coflexip acquisition costs following the public offer and the exchange public offer

(f)	Impact of the substitution of the bond issue to the credit facility

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In consideration of two exchange promises signed by Isis and Institut Français du Petrole (“IFP”) in November 2001, the CGG shares held by Isis will be sold to IFP in a 36-month period beginning December 31, 2001. These shares are recorded at their historical book value (€ 73.1 million) in Isis account.

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

      The difference between the purchase price and the shareholder’s equity at the date of acquisition of Isis by Technip-Coflexip amounted to € 450.2 million [749 - (301.7 × 99.05%)] and was fully allocated to Technip-Coflexip and Coflexip shares.

(b) Purchase of 52.47% of interest in Coflexip

      Technip held since April 2000 a 29.4% (initially 29.7%) interest in Coflexip. As a result of the exchange public offers launched in the beginning of July 2001, Technip finalized at the beginning of October 2001, the additional purchase of a 52.47% interest in Coflexip. As a result of the public exchange offer on Isis, which holds 16.6% of Coflexip (see Note 2 (a)) and of this transaction, Technip holds directly and indirectly a 98.36% interest in Coflexip. The purchase of 52.47% of interest in Coflexip was through cash (“OPA”) for 5,000,000 shares (€ 199 per share, i.e. total of € 995 million) and the issuance of new Technip shares based on the exchange ratio of 9 Technip shares for 8 Coflexip shares. This transaction created 5,504,436 new Technip (renamed Technip-Coflexip) shares (€ 814.6 million).

      The global purchase price of Coflexip shares obtained at the end of the public offers on Coflexip shares (52.47%) amounted to € 1,838.3 million, including net purchase costs of € 28.7 million.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Coflexip balance sheets as of September 30, 2001 and December 31, 2001 used for Technip-Coflexip consolidation purposes are detailed as follows:

	September 30,	December 31,
	2001(*)	2001

	In millions of EUR
Intangible assets	481.1	517.4
Tangible assets	695.3	689.1
Investments	16.7	17.0
Other current assets	685.2	698.3
Cash and cash equivalent	241.5	213.2

TOTAL ASSETS	2,119.8	2,135.0

Shareholders’ equity	788.0	807.0
Minority interests	15.1	15.7
Long term debt	508.0	566.6
Short term debt	751.8	712.9
Bank overdrafts	56.9	32.8

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,119.8	2,135.0

(*)	Before purchase price allocation and unaudited

      The following information is presented below:

•	the 2001 Coflexip condensed income statement including the Aker Deepwater Division goodwill amortization of € 142.6 million at the end of the year and,

•	the 2001 fourth quarter Coflexip condensed income statement used by Technip-Coflexip for consolidation purposes. It is not affected by the exceptional amortization mentioned above, as a result of (i) the accounting rules applicable to the allocation of the Coflexip purchase price and (ii) the positive result of the impairment test performed on the goodwill determined on the Coflexip acquisition, on the basis of the estimated future discounted cash flows.

	2001	2001
	(12 months)	(4th quarter)(*)

	In millions of EUR
Net sales	1,898.8	495.0
Operating income before depreciation and amortization	222.5	61.6
Depreciation and amortization other than goodwill	(103.7)	(26.5)
Operating income before goodwill amortization	118.8	35.1
Goodwill amortization	(170.4)	(7.8)

Operating income	(51.6)	27.3
Financial result	(10.9)	2.4
Income tax	(42.8)	(8.3)
Income of equity affiliates	(0.1)	(1.2)
Minority interests	—	(0.6)

Net income	(105.4)	19.6

(*)	Unaudited

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the year ended December 31, 2000

     (c) Purchase of 29.7% of interest in Coflexip

      On April 19, 2000, Technip-Coflexip (formerly Technip) acquired 29.7% of Coflexip’s shares for a purchase price of € 659.7 million (including net purchase costs of € 2.9 million). Coflexip was accounted for under the equity method in 2000 and during the first nine months of 2001. The resulting goodwill amounted to € 447 million and is being amortized over 20 years.

      Summarized consolidated balance sheet as of December 31, 2000 is presented as follows:

12/31/00

In millions
of EUR
Cash and cash equivalents	598.8
Other current assets	442.4
Investments & other assets	3.8
Property, plant, ships and equipment	502.2
Intangible assets	52.0

Total assets	1,599.2

Net operating revenues	1,064.5
Operating income	108.8
Net income	222.7
Current liabilities	575.8
Long term liabilities	117.4
Shareholders’ equity	906.0

Total liabilities and net equity	1,599.2

      Technip’s share in the 2000 net income of Coflexip amounts to € 60 million. In order to reflect the fact that this net income includes a significant portion arising from a non-recurring transaction, the Company decided to split in the 2000 income statement its share into the following components:

•	a € 39 million amount recorded under the “Other non-operating income” line item of the income statement which refers to the net gain resulting from the sale of a major Coflexip investment in the second semester of 2000 (see Note 7);

•	the remaining € 21 million portion recorded under the “Income of equity affiliates” line item of the income statement.

     (d) Krebs-Speichim

      In September 2000, Technip-Coflexip (formerly Technip) acquired at a purchase price of € 21.7 million the remaining 50% of Krebs-Speichim, which had been accounted for under the proportionate consolidation method. Since September 2000, Krebs-Speichim is consolidated. The resulting goodwill approximately amounts to € 13 million and has been amortized over 20 years.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3 — Business and geographical segment information

     (a) Information by business segment

      Technip Coflexip has three operational segments, which are defined as follows:

•	Offshore — integrated design, engineering, fabrication and construction services, including floaters, subsea flow lines, risers and umbilicals as well as project management and maintenance operations.

•	Onshore/ Downstream — design and implementation of production, refining and treatment units.

•	Industries — project management and engineering services to a diverse array of clients unrelated to the hydrocarbons industry.

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Onshore/
	Offshore	Downstream	Industries	Corporate	Total

	In millions of EUR
2002
Net Sales	2,125.0	1,938.6	388.7	—	4,452.3
Operating income before depreciation and amortization (EBITDA)	250.1	85.3	12.2	—	347.6
Backlog as of December 31	1,760.7	3,625.7	389.7	—	5,776.1
Capital expenditures (property, plant and equipment)	106.0	16.0	2.3	—	124.3
Segment assets	5,314.0	3,991.0	956.0	345.0	10,606.0
Net goodwill	2,379.5	149.0	0.3	—	2,528.8
2001
Net Sales	722.0	2,352.0	472.0	—	3,546.0
(of which Offshore Coflexip for the 4th quarter: € 495.0 million)
Operating income before depreciation and amortization (EBITDA)	86.3	189.0	9.1	—	284.4
(of which Offshore Coflexip for the 4th quarter: € 61.6 million)
Backlog as of December 31	2,138.0	2,498.0	290.0	—	4,926.0
(of which Offshore Coflexip for the 4th quarter: € 1,887.0 million)
Capital expenditures (property, plant and equipment)	25.4	17.0	2.0	—	44.4
(of which Offshore Coflexip for the 4th quarter: € 25.4 million)
Segment assets	5,637.3	5,224.0	726.5	529.9	12,117.7
Net Goodwill	2,435.8	149.2	—	—	2,584.9
2000
Net sales	130.0	2,290.9	551.1	—	2,972.0
Operating income before depreciation and amortization (EBITDA)	0.1	157.1	41.7	—	198.9
Backlog as of December 31	260.0	2,742.0	408.0	—	3,410.0
Capital expenditures (property, plant and equipment)	1.0	12.2	0.8	—	14.0
Segment assets	787.0	4,861.0	707.0	551.6	6,906.6
Net Goodwill	430.5	161.0	—	—	591.5

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Europe,	Middle
	Russia, and	East and	Asia
	Central Asia(*)	Africa	Pacific	America	Seas(**)	Total

	In millions of EUR
2002
Net sales	1,196.6	1,482.0	445.2	1,328.5	—	4,452.3
Operating income before depreciation and amortization	148.4	102.9	22.1	74.2	—	347.6
Backlog as of December 31	833.7	3,038.0	510.7	1,393.7	—	5,776.1
Property, plant and equipment, net	249.0	36.9	5.6	140.2	429.4	861.1
2001
Net sales	942.0	1,209.0	560.0	835.0	—	3,546.0
Operating income before depreciation and amortization	73.2	74.8	72.2	64.2	—	284.4
Backlog as of December 31	793.0	1,694.0	771.0	1,668.0	—	4,926.0
Property, plant and equipment, net	327.2	0.9	6.5	147.6	500.1	982.3
2000
Net sales	717.0	1,448.3	352.2	454.5	—	2,972.0
Operating income before depreciation and amortization	64.2	102.9	29.3	2.5	—	198.9
Backlog as of December 31	590.6	1,754.8	728.7	335.9	—	3,410.0
Property, plant and equipment, net	154.2	—	4.9	3.0	—	162.1

(*)	of which net sales for France:

— 2002: € 77.9 million,

— 2001: € 88.5 million,

— 2000: € 89.2 million,

(**) Vessels.

(c)	Major Customers

      The Group had no customers representing more than 10% of total net sales during the years ended December 31, 2002, 2001 and 2000.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Operating income

      Operating income is stated after accounting for the following items:

     (a) Amortization and depreciation

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Amortization of intangible assets (*)	(15.8)	(8.0)	(1.4)

Depreciation of tangible assets:
Buildings	(21.3)	(8.7)	(4.8)
Vessels	(42.7)	(14.2)	—
Machinery and equipment	(37.8)	(6.5)	(1.5)
Office fixtures and furniture	(21.4)	(12.2)	(8.0)
Other	(4.0)	—	(0.6)

Total depreciation of tangible assets	(127.2)	(41.6)	(14.9)

Goodwill amortization	(117.8)	(61.3)	(26.7)
Total depreciation and amortization	(260.8)	(110.9)	(43.0)

(*)	Excluding goodwill amortization

      The significant increase in depreciation and amortization is mainly the result of the change in scope of consolidation that occurred in October 2001 as described in Note 2 as Coflexip manages and uses significant industrial assets.

     (b) Research and Development expenses

      Research and Development expenses amounted to € 37.4 million, € 18.3 million and € 7.2 million in 2002, 2001 and 2000 respectively.

     (c) Financial result from ongoing contracts

      As described in Note 1 (t), financial income and expenses arising from ongoing turnkey contracts are included in net sales for € 14 million, € 17 million and € 25 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Note 5 — Payroll and staff (unaudited)

      Technip-Coflexip has a workforce of approximately 19,000 people located in 52 countries, including an average of 4,000 external staff integrated in operating teams.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — Financial result

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Dividends from investments (a)	0.4	0.9	4.7
Net income on sales of securities	—	9.2	0.4
Interest expenses (b)(c)	(30.2)	(26.5)	(8.3)
Interest income (b)	14.3	4.5	7.5
Changes in provisions related to unconsolidated subsidiaries	(0.5)	(0.8)	0.5
OCEANE: financial costs and issue costs amortization (d)	(10.4)	—	—
OCEANE: redemption premium amortization	(16.9)	—	—
Credit Facility: financial costs	(3.0)	—	—
Provision for shares held by the company	(2.4)	—	—
Others (e)	(18.2)	6.2	1.0

Financial result	(66.9)	(6.5)	5.8

(a)	Including € 3.1 million dividends from Cogema in 2000.

(b)	As described in Note 1 (t), interest expense and income recorded in the “financial result” do not include the financial result arising from ongoing contracts (see Note 4 (c)).

(c)	Of which € (9.6) million linked to the financing of Coflexip acquisition in the fourth quarter 2001.

(d)	Including amortization of € 8.2 million of financial costs and € 2.2 million of issuance costs related to the OCEANE’s loan issued at the end of January 2002 for € 793.5 million.

(e)	Of which € 13.4 million relates to exchange losses from the conversion into functional currency (US Dollar) of the Brazilian subsidiaries current accounts, as a result of the Brazilian real devaluation and the sudden weakening of the US Dollar compared to the Euro.

Note 7 — Non-operating income (loss)

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Dilution of the percentage of interest in Coflexip (a)	—	(2.7)	—
Gain on sales of consolidated investments (b)	3.7	2.8	1.1
Gain on sales of unconsolidated investments (c)	1.9	—	69.9
Gain on sales of investments from Coflexip (d)	—	—	39.0
Restructuring costs (e)	(7.0)	(3.1)	(8.9)
Non recurring losses on former projects (f)	(8.7)	—	—
Other (g)	3.2	(3.6)	(7.2)

Non-operating income (loss)	(6.9)	(6.6)	93.9

(a)	Following removal of options at Coflexip in 2001, the percentage of interest held by Technip varies from 29.7% as of December 31, 2000 to 29.4% as of December 31, 2001. The impact of this variation is about € (2.7) million.

(b)	In 2002, represents the sale of Ipedex. In 2001, this item mainly corresponds to the sale of Chemoprojekt.

(c)	In 2002 corresponds to the sale of Rintekno. Relates in 2000 to the net gain resulting from sales of shares in Cogema for € 151.6 million with a book value of € 81.7 million.

(d)	In 2000, corresponds to Coflexip’s non-operating income of which Technip held a 29.7% interest and which was accounted for under the equity method.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	In 2002, includes restructuring costs of the German subsidiaries. In 2001, this caption mainly concerns restructuring costs of EHR GmbH. In 2000, includes € 6.8 million in restructuring costs for MSE and TP Germany GmbH as described in Note 21 (a) and € 1.6 million in costs relating to the relocation of activities in Berlin, Düsseldorf and Frankfurt.

(f)	In 2002, includes the TP Germany non-operating costs concerning two contracts dating from the acquisition of Mannesmanns’ companies KTI/MDEU in 1999.

(g)	Includes € 6.2 million tax credits linked to the payment of dividends from Italian subsidiaries realized in previous years, € 1.3 million capital gain on repurchase of convertible bonds, and € 4.3 million other costs.

Note 8 — Income tax

      The principles described in Note 1 (q) result in the following:

(a)	Analysis of income tax expense

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Current income tax	(26.0)	(77.7)	(56.9)
French companies	44.9	(20.2)	(19.7)
Foreign companies	(70.9)	(57.5)	(37.2)
Deferred income tax	(19.9)	12.5	(5.4)
French companies	(13.4)	(6.4)	5.8
Foreign companies	(6.5)	18.9	(11.2)

Total income tax expense before tax on net gain on sales of investments	(45.9)	(65.2)	(62.3)

Tax on the net gain on sales of investments	(0.4)	(0.3)	—

Total income tax expense	(46.3)	(65.5)	(62.3)

(b)	Reconciliation between the provision for income tax before tax on the net gain on sales of investments and pre-tax accounting income before gain on sales of investments

      The reconciliation between total income tax expense and pre-tax income is based on pre-tax income before gain on sales of investments and includes the non-deductible portion of goodwill amortization.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Net income (loss)	(29.4)	108.1	214.2
Minority interests	(3.9)	2.4	1.2
Income tax before tax on the social net gain on sales of investments	46.3	65.2	62.3
Less: income of equity affiliates (a)	—	(15.6)	(61.1)
Less: non deductible goodwill amortization	130.7	57.8	21.8
Less: gain on sales of investments	(5.6)	(2.8)	(71.0)

Pre-tax income before gain on sales of investments	138.1	215.1	167.4

French income tax rate	35.43%	36.23%	36.66%
Theoretical income tax (b)	48.9	77.9	61.4
Extraordinary tax	—	—	0.7
Difference between French and foreign tax rates	6.3	0.8	3.6
Permanent differences	(4.4)	(7.2)	2.2
Others	(4.5)	(6.3)	(5.6)

Total income tax expense before tax on net gain on sales of investments	46.3	65.2	62.3

Effective tax rate (c)	33.53%	30.31%	37.22%

(a)	In 2000, includes € 60.0 million interest in Coflexip divided between non-operating income for € 39.0 million and income of equity affiliates for € 21.0 million as described in Note 7 (d).

(b)	In 2000, French tax rate includes additional 10% tax rate. In 2001, this additional 10% tax rate has been eliminated.

(c)	The increase between 2001 and 2002 results from the group’s decision to not recognize further deferred tax assets in view of the operational losses recorded in the United States in 2002.

(c)	Deferred tax assets and liabilities

      As of December 31, 2002, 2001 and 2000, the deferred tax assets and liabilities in the balance sheets were as follows:

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Deferred tax assets (a)	73.6	90.1	21.6
Deferred tax liabilities (b)	(126.2)	(135.8)	(15.4)

Net deferred tax asset, net	(52.6)	(45.7)	6.2

(a)	On the basis of the future results of the Group, the Group decided to record a valuation allowance against a part of the deferred tax assets relating to losses carried forward in the United States for US$ 12.8 million. The increase of the deferred tax assets from December 31, 2000 to December 31, 2001 mainly results from the consolidation of Coflexip for € 68.0 million, of which € 52.3 million relates to tax losses carried forward.

(b)	The increase of the deferred tax liabilities from December 31, 2000 to December 31, 2001 results from Coflexip’s consolidation of € 49.4 million, of which € 36.8 million relates to differences between accounting and tax depreciation. Additionally, Technip-Coflexip recognized € 64.5 million of deferred tax in the purchase price allocation at the time of the acquisition of Coflexip in October 2001 (Note 2 (b)).

      Deferred tax assets mainly consist of non-deductible accrued liabilities and tax losses carried forward of some subsidiaries, while deferred tax liabilities are related to revenues that have not yet been subject to taxation and to differences between accumulated depreciation and capital allowance on owned assets.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Tax losses carried forward

      Tax losses carried forward and not yet utilized mainly come from MSE, a German subsidiary acquired in 1999, and from Coflexip American subsidiaries in the amount of € 269.7 million. These tax losses carried forward will principally expire after 2004.

      Unrecorded deferred tax assets principally relate to tax losses carried forward on MSE, which amount to € 57.3 million as of December 31, 2002, and tax losses carried forward on Technip USA, which amount to € 22.8 million as of December 31, 2002. Based on the financial prospects of these entities, Technip-Coflexip decided not to recognize these deferred tax assets in its consolidated financial statements.

Note 9 — Diluted net income per share

      The diluted net income per share has been determined in accordance with Note 1 (v).

	12/31/02	12/31/01	12/31/00

Net income (in millions of EUR)	(29.4)	108.1	214.2

Redemption premium amortization after tax	10.9	—	—
OCEANE financial costs after tax	4.7	—	—
Net income before redemption premium amortization and OCEANE financial costs after tax	(13.8)	108.1	214.2

Net income before non-operating income and goodwill amortization (in millions of EUR)	110.9	176.0	147.0

Number of shares (in thousands):
Issued shares as of December 31	23,408	26,714	16,029
Stock options (subscription options)(a)	476	521	636
Convertible bonds	4,502	—	—
Technip shares held by Isis	—	(1,847)	—

	28,386	25,388	16,665

Diluted net income per share (in euros)	(0.49)	4.26	12.85
Diluted net income per share before non-operating income and goodwill amortization (in euros)	3.91	6.93	8.82

(a)	Does not take into account the 2003 plan, which accounts for 702,240 non granted shares as of December 31, 2002

Note 10 — Compensation of the members of the “Conseil d’administration”, of the “Conseil de surveillance” and of the “Directoire”

      The amount of directors’ fees paid by Technip-Coflexip to the members of “Conseil de Surveillance” during 2002 was € 200,000.

      The aggregate amount of compensation paid by Technip-Coflexip to the President of “Conseil de Surveillance” during 2002 was € 322,193.

      The aggregate amount of compensation paid by Technip-Coflexip as a group to the members of “Directoire” during 2002 was € 1,373,982. Compensation has also been paid as bonuses for their assignment during 2001 for € 849,395.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Intangible assets, net

      Intangible assets are detailed as follows:

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Other Intangible assets	142.3	149.1	4.6
Accumulated amortization	(33.5)	(20.6)	(4.2)

Other intangible assets, net (a)	108.8	128.5	0.4

Goodwill	2,746.6	2,687.6	636.8
Accumulated amortization	(217.8)	(102.7)	(45.3)

Goodwill, net (b)	2,528.8	2,584.9	591.5

Intangible assets, net	2,637.6	2,713.4	591.9

(a)	Intangible assets

Historically, intangible assets (represented by the “fond de commerce”) were amortized over 5 years.

In January 2001, Coflexip Stena Offshore as a group purchased the Aker Maritime Deepwater division. As a part of the purchase price allocation, Coflexip identified patents and trademarks of € 51.4 million, to be amortized over 10 years. These patents and trademarks were also recorded as part of the purchase accounting of Coflexip. This valuation and life has been confirmed within the Technip-Coflexip consolidated accounts.

In October 2001, as a result of the public offers on Coflexip and Isis (see Note 2 (a) and (b)), Technip-Coflexip held 98.36% of Coflexip Stena Offshore as of December 31, 2001. As a part of the purchase price allocation, Technip identified intangible assets of patents and trademarks, other than the ones from the acquisition of the division “Mer Profonde Aker Maritime ASA”, for € 59.4 million, to be amortized over 10 years.

At the end of November 2001, Technip-Coflexip purchased software for its E-Procurement platform. The purchase price of the software was € 19.7 million, to be amortized over three years (see Note 1 (g)).

(b)	Goodwill, net

	12/31/02	12/31/01	12/31/00

	In millions of EUR
KTI/MDEU	127.5	135.6	143.6
Coflexip (April 2000)	386.0	408.1	430.5
Coflexip (October 2001)	1,993.5	2,027.7	—
Others	21.8	13.5	17.4

Net	2,528.8	2,584.9	591.5

The goodwill represents the difference between the purchase price of an acquisition and the fair value of its net assets, if the purchase method of accounting is used. This goodwill is amortized over a period that is dependent upon the activities of the acquired company (see Note 1 (g)).

The goodwill calculated in 1999 in relation to the purchase of KTI/MDEU from Mannesmann represented € 159.5 million, gross, amortized over 20 years, which corresponds to an annual amortization of € 8 million.

The goodwill increase in 2000 results from the acquisition of 29.7% of Coflexip on April 19, 2000 with a goodwill of € 447.3 million, gross, amortized over 20 years corresponding to an annual amortization expense of € 22.4 million.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The goodwill increase in 2001 primarily comes from additional direct and indirect investments in Coflexip finalized at the beginning of October 2001 as a result of the public offers on Coflexip and Isis. As described in Note 2 (b), the purchase of this additional percentage interest has created additional goodwill of € 2,048 million, amortized over 25 years, or € 81.9 million per year. Amortization expense from October 1, 2001 to December 31, 2001, was € 20.4 million.

In 2002, the goodwill related to the October 2001 acquisition of Coflexip (52.47%) increased by € 51.1 million, gross (see Note 2). In addition, amortization expense in 2002 corresponds to a full year and was € 84 million for the acquisition in 2001, compared to € 21.6 million for the fourth quarter 2001.

Note 12 — Property, plant and equipment, net

				Machinery	Office
				and	fixtures &
	Lands	Buildings	Vessels	equipment	furniture	Others	Total

	In millions of EUR
Gross value	73.5	243.0	625.7	439.1	162.3	60.1	1,603.7
Accumulated depreciation	—	(99.5)	(196.3)	(302.9)	(114.2)	(29.7)	(742.6)

Total December 31, 2002	73.5	143.5	429.4	136.2	48.1	30.4	861.1

Gross value	87.0	280.4	740.6	576.3	104.0	54.4	1,842.7
Accumulated depreciation	—	(114.7)	(240.9)	(382.7)	(73.0)	(49.1)	(860.4)

Total December 31, 2001	87.0	165.7	499.7	193.6	31.0	5.3	982.3

Gross value	60.4	103.2	—	31.6	86.6	18.0	299.8
Accumulated depreciation	—	(33.9)	—	(27.1)	(63.4)	(13.3)	(137.7)

Total December 31, 2000	60.4	69.3	—	4.5	23.2	4.7	162.1

      As of December 31, 2000, tangible assets mainly included land and building primarily used for administration (subsidiaries headquarters) and other tangible assets (office furniture’s and fixtures and information equipment).

      The increase in 2001 comes from acquisition of the Coflexip tangible assets with a net value of € 689.1 million as of December 31, 2001. The tangible assets mainly include vessels of € 499.7 million and machinery and equipment for € 186.2 million, net value after Coflexip purchase price allocation.

      The tangible assets include the following assets, which the Group has leased:

	12/31/02		12/31/01

	Gross	Net	Gross	Net

	In millions of EUR
Real estate	14.0	3.4	14.0	3.9
Vessels	57.0	6.1	133.8	19.0
Equipments	4.4	0.1	—	—

Total	75.4	9.6	147.8	22.9

      In September 2002, the former Coflexip head office (Porte Maillot building, Paris) was sold. The building’s gross value was € 14.6 million.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13 — Other investments and loans, net

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Investments at historical costs (a)	9.7	85.8	12.9
Valuation allowance	(4.7)	(5.8)	(4.6)

Net value	5.0	80.0	8.3

Loans related to investments	2.2	7.8	15.0
Valuation allowance	(1.5)	(4.9)	(10.4)

Net value	0.7	2.9	4.6

Security deposits	5.9	1.6	2.4
Treasury bonds	—	1.6	1.8
Others	6.7	18.8	1.3

Other investments and loans, net	18.3	104.9	18.4

(a)	Unconsolidated investments as of December 31, 2001 are mainly made of Isis’s shares in Compagnie Générale de Géophysique, representing a net value of € 73.1 million. These shares have been exchanged for Technip-Coflexip shares (held by the company), and cancelled in November 2002.

Note 14 — Equity affiliates

      Equity affiliates are detailed as follows:

	12/31/02	12/31/01	12/31/00	12/31/02	12/31/01	12/31/00

	Percentage owned			In millions of EUR
Ipedex (b)	—	46.0%	46.0%	—	3.2	3.6
Tipiel (c)	—	36.9%	36.9%	—	2.5	2.0
TpL Arabia	—	40.0%	40.0%	—	0.5	0.4
Coflexip (a)	—	—	29.7%	0.9	—	272.3
TP India	50.0%	—	—	0.3	—	—
Nargan	20.0%	—	—	—	—	—

Total				1.2	6.2	278.3

(a)	The Group acquired a 29.7% interest in Coflexip in April 2000 (see Note 2 (b)). As a result of the additional acquisition of Coflexip shares in the beginning of October 2001, Coflexip is consolidated (see Note 2 (b)).

(b)	Technip-Coflexip sold the subsidiary Ipedex in 2002.

(c)	Tipiel, previously accounted using the equity method, is now consolidated using the proportionate consolidation method.

Note 15 — Contracts-in-progress

      Contracts-in-progress relate to ongoing turnkey, FOB contracts and ongoing contracts including installation or commissioning operations, which are recorded as described in Note 1 (k).

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Contracts-in-progress, net	4,896.2	6,313.6	4,718.0

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2001 and 2002, contracts-in-progress include accumulated margins recognized on ongoing contracts. Previously, these margins were recorded in the item “Accounts and notes receivables”. A similar reclassification has been made in 2000.

      As described in Note 1 (k), amounts shown under the “Contracts-in-progress” line item are financed by progress payments received from customers, which amount to € 5,420.2 million, € 6,472.5 million and € 4,896.1 million as of December 31, 2002, 2001 and 2000 respectively.

Note 16 — Inventories and deferred bid costs, net

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Raw materials	45.6	51.2	—
Work in progress	18.5	40.1	—
Finished goods and merchandise	15.8	21.2	0.4
Less: valuation allowance	(8.4)	(9.3)	—

Inventories, net	71.5	103.2	0.4

Deferred bid costs, net (a)	9.3	8.7	6.7

Inventories and deferred bid costs, net	80.8	111.9	7.1

(a)	Costs directly linked to the awarding of future contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet.

Note 17 — Accounts and notes receivable, net

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Other receivables on contracts	725.1	597.1	280.9
Retention	—	7.3	6.8
Doubtful receivables	41.0	42.0	51.7
Valuation allowance	(40.5)	(40.5)	(50.1)

Total accounts and notes receivable, net	725.6	605.9	289.3

      The Group’s main clients include major oil and gas or petrochemical companies. The maturity of receivables corresponds to the operating cycle of the contracts. Each client financial situation is periodically reviewed and any potential risks are recorded as a reserve.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 18 — Other current assets, net

	12/31/02
			12/31/01	12/31/00
	Gross	Net	Net	Net

	In millions of EUR
Deferred tax assets (see Note 8 (c))	73.6	73.6	90.1	21.6
Value added tax	40.0	40.0	47.9	29.8
Prepaid income tax and other current tax	62.6	62.6	48.5	42.7
Advances to non-consolidated subsidiaries	8.2	7.8	6.1	6.2
Joint venture associates current-account	18.5	16.8	18.6	8.1
Receivables from suppliers	2.5	2.5	3.5	1.2
Receivables from personnel	1.4	1.4	2.8	3.8
Dividends to be received on investments	1.5	1.5	—	1.0
Prepaid expenses	53.4	53.4	30.8	15.8
Indemnities to be received	5.4	5.4	19.4	6.1
Funds in escrow	68.9	68.9	66.0	—
Redemption premium on bonds (see Note 23)	73.5	73.5	—	—
Others	122.0	114.2	84.4	33.7

Total Other current assets, net	531.5	521.6	418.1	170.0

Note 19 — Cash and cash equivalents

     (a) Marketable securities — Cash equivalents

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Historical cost	102.6	149.8	186.1
Valuation allowance	(3.5)	—	—
Unrealized gains	—	—	0.4

Market value at the closing date	99.1	149.8	186.5

Detailed analysis of marketable securities:
Mutual funds	70.4	51.0	89.9
Certificates of deposit	15.5	97.8	95.3
Shares held by the Company(*)	3.2	—	—
Fixed term deposit	8.3	—	—
Others	1.7	1.0	1.3

Total marketable securities	99.1	149.8	186.5

(*)	The shares held by the Company are reserved for stock-options plans. In 2002, 573,004 shares have been acquired at an average price of € 92.85.

     (b) Cash

      Cash amounted to € 642.0 million as of December 31, 2002, compared to € 613.6 million and € 376.6 million at December 31, 2001 and 2000, respectively.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (c) Detailed analysis of cash and marketable securities by historical currencies

12/31/02

In millions
of EUR
Euro	315.0
US Dollar	260.9
Great Britain Pound	61.8
Norwegian Crown	27.2
Others	76.2

Total	741.1

      A large part of cash and marketable securities are recorded and denominated in Euro or US Dollar. The Group within the framework of its commercial relationships, frequently uses these currencies. Cash and cash equivalents in other currencies mainly correspond to deposits.

Note 20 — Shareholders’ equity

     (a) Parent company’s common stock breakdown and changes

      As of December 31, 2002, Technip-Coflexip’s common stock included 23,408,004 shares outstanding of € 3.05 par value. The changes from December 31, 1999 can be analyzed as follows:

	No. of shares	Common
	outstanding	stock

		In millions
		of EUR
Common stock as of December 31, 1999	15,758,537	48.1
2000 increase(1)	143,840	0.4
Employee subscription(2)	126,928	0.4

Common stock as of December 31, 2000	16,029,305	48.9
2001 increase(1)	118,420	0.4
Exchange Public Offer increase(3)	10,565,723	32.2

Common stock as of December 31, 2001	26,713,448	81.5
2002 increase(1)	23,330	0.1
Isis merger increase(4)	48,565	0.1
Employee subscription(2)	98,614	0.3
Cancellation of the shares held by Isis(5)	(1,847,376)	(5.6)
CGG shares cancellation(6)	(511,253)	(1.6)
Shares held by company cancellation(7)	(1,117,324)	(3.4)

Common stock as of December 31, 2002	23,408,004	71.4

(1)	These increases result from the exercise of stock option plans granted to employees as described in Note 20(d).

(2)	Employee subscription: The shareholders’ authorized conditions of such transaction meeting held on April 30, 1998 and by the one held on June 20, 2002.

(3)	Following the completion of the two exchange public offers on, respectively, Coflexip shares, and Isis shares, in July 2001, Technip-Coflexip made, on October 11, 2001, an increase in capital of 10,565,723 shares of which 5,504,436 shares relate to Coflexip shareholders and 5,061,287 shares relate to Isis shareholders.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	The merger between Technip-Coflexip and Isis took place as the subsidiary shares were held at 99.05%. As it is about a renunciation merger, the minority’s payment by capital increase was very low.

(5)	As described in Note 2(a) the merger ended the reciprocal shareholding between Technip-Coflexip and Isis of 1,847,376 shares, which had been recorded in shareholders equity in 2001. These shares have been cancelled in July 2002 following the merger in accordance with the draft agreement of July 2001 with Isis.

(6)	Technip-Coflexip exchanged CGG shares for Technip-Coflexip shares held by IFP in accordance with the exchange agreement signed in 2001. Technip-Coflexip subsequently cancelled its own shares.

(7)	In 2002, Technip-Coflexip repurchased its own shares and subsequently cancelled the shares held by the Company except 49,500 shares intended for stock-options plans.

      The Company owns 49,499, 623,595 and 617,281 of its own shares as of December 31, 2002, 2001 and 2000, respectively. In 2002, the shares held by the Company were entirely set aside to cover the stock-option plans. They are classified in marketable securities.

     (b) Technip-Coflexip shareholders as of December 31

	12/31/02	12/31/01	12/31/00

IFP	6.8%	7.9%	—
ISIS	—	—	11.3%
Gaz de France	7.3%	6.4%	10.6%
Total Fina Elf Group	3.8%	4.7%	6.2%
Employees	2.6%	2.5%	3.5%
Treasury shares and shares held by subsidiary(*)	0.2%	9.2%	3.9%
Others	79.3%	69.3%	64.5%

Total	100.0%	100.0%	100.0%

(*)	December 31, 2001 balance includes: 623,595 treasury shares and 1,847,376 shares held by subsidiary, or a total amount of 2,470,971 shares. December 31, 2002 balance includes 49,499 treasury shares.

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The 2000 stock option plan was authorized by the shareholders’ meeting held on April 28, 2000 and implemented by the Board of Directors on December 14, 2000. These options are valid up to eight years from the date of grant.

      The 2003 stock option plan was authorized by the shareholders’ meeting held on June 20, 2002 and implemented by the Board of Directors on December 9, 2002. These options are valid up to six years from the date of grant.

	Number of subscription or purchase options

	Plan 1996/
	1998	Plan 1999/2001		Plan 2003

	3rd	1st	2nd	1st	2nd
	1998(a)	1999(b)	2000(c)	2003(d)	2003(d)	TOTAL

December 31, 1999	138,711	315,520	—	—	—	454,231

Options exercised	(1,400)	(2,200)	—	—	—	(3,600)
Options cancelled	(5,200)	(7,900)	—	—	—	(13,100)
Options granted (granted)	—	—	139,576	—	—	139,576
Options granted (subscription)	—	—	493,028	—	—	493,028

December 31, 2000	132,111	305,420	632,604	—	—	1,070,135

Options exercised (purchase)	(25,111)	(20,800)	—	—	—	(45,911)
Options exercised (subscription)	—	—	—	—	—	—
Options cancelled (purchase)	—	—	—	—	—	—
Options cancelled (subscription)	—	—	(3,200)	—	—	(3,200)
Options granted (purchase)	—	—	—	—	—	—
Options granted (subscription)	—	—	—	—	—	—

December 31, 2001 (purchase)	107,000	284,620	139,576	—	—	531,196
December 31, 2001 (subscription)	—	—	489,828	—	—	489,828

Options exercised (purchase)	(4,700)	(4,400)	—	—	—	(9,100)
Options exercised (subscription)	—	—	—	—	—	—
Options cancelled (purchase)	(4,300)	(8,100)	—	—	—	(12,400)
Options cancelled (subscription)	—	—	(13,950)	—	—	(13,950)
Options granted (purchase)	—	—	—	—	—	—
Options granted (subscription)	—	—	—	234,080	468,160	702,240

December 31, 2002 (purchase)	98,000	272,120	139,576	—	—	509,696
December 31, 2002 (subscription)	—	—	475,878	234,080	468,160	1,187,118

Technip-Coflexip treasury shares dedicated to the purchase options plans						49,499
Maturity date	04/30/2003	04/30/2004	12/14/2008	12/09/2008	12/09/2008

(a)	Options utilizable with deferred payment of 3 years beginning April 30, 1998

(b)	Options utilizable with deferred payment of 3 years beginning April 30, 1999

(c)	Options utilizable with deferred payment of 3 years beginning December 14, 2000

(d)	Options utilizable with deferred payment of 3 years beginning December 9, 2002

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Distributable retained earnings

      The distributable retained earnings of the parent company, amounts approximately to € 250 million, after estimated taxation, as of December 31, 2002, as deduction of tax at source in the event of payment of dividends.

      The payment of dividends in 2003 for 2002 will result in an additional tax expense equal to the difference between the current tax rate and the reduced tax rate. As a result an additional tax of about € 5 million will have to be paid.

(f)	Statutory legal reserve

      Under French Company Law, companies must allocate 5% of their consolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year.

      Funds are allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve may only be distributed to shareholders upon liquidation of the company. The statutory legal reserve was € 9.8 million at December 31, 2002.

(g)	Dividends

      The net dividend per share has been as follows for the years ended December 31, 2002, 2001 and 2000:

In Euros	2002	2001	2000

Net dividend per share	3.30	3.30	3.30

Note 21 — Accrued liabilities

      The principles on which accrued liabilities are estimated are described in Note 1 (p).

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Accrued contingencies:
Foreseeable losses on contracts	5.5	4.8	6.2
Contingencies related to contracts	59.5	53.2	33.4
Territoriality and other contingencies	43.1	35.5	35.4
Provision for dry docking long term	7.7	14.7	—
Other (a)	45.3	14.7	6.6

Sub-total	161.1	122.9	81.6

Accrued expenses:
Expenses to complete contracts	74.9	128.2	71.2
Restructuring (b)	4.2	4.6	9.7
Other	2.3	1.8	4.8

Sub-total	81.4	134.6	85.7

Accrued liabilities	242.5	257.5	167.3

(a)	As of December 31, 2002, include the following contingencies;

—	Contingencies on future CAMC disposal: € 16.9 million,

—	Exchange loss contingencies: € 10.3 million

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Restructuring:

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

      The changes in Accrued liabilities from December 31, 2001 can be analyzed as follows:

			Decrease	Decrease
			Used	Unused	Other
	12/31/01	Increase	(provision)	(provision)	changes	12/31/02

	In millions of EUR
Foreseeable losses on contracts	4.8	5.7	(5.0)	—	—	5.5
Contingencies related to contracts	53.2	35.3	(43.6)	(9.5)	24.1	59.5
Territoriality and other contingencies	35.5	10.3	(12.8)	(2.8)	12.9	43.1
Provision for dry docking long term	14.7	14.0	(19.6)	—	(1.4)	7.7
Expenses to complete contracts	128.2	42.7	(61.9)	—	(34.1)	74.9
Restructuring	4.6	5.0	(5.4)	—	—	4.2
Others	16.5	36.8	(4.2)	—	(1.5)	47.6

Total	257.5	149.8	(152.5)	(12.3)	—	242.5

Note 22 — Financial debt

(a)	Analysis by nature

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Convertible bonds (i)	765.3	—	—
Bank borrowings and credit lines (ii)	187.7	1,394.9	—
Commercial paper short term	276.0	184.5	190.0
Bank overdrafts	7.2	33.9	—
Refundable Advances	6.2	6.1	5.1
Joint venture current accounts	—	—	0.5
Employees loans	—	0.1	0.2
Accrued interest payable	—	3.9	—
Leasing and other	4.7	15.5	0.2

Total financial debt	1,247.1	1,638.9	196.0

Short financial debt (iii)	297.0	456.7	191.2
Long term financial debt	950.1	1,182.2	4.8

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i)	At the end of January 2002, Technip-Coflexip issued a debenture loan with a conversion option into new shares and/or exchange in existing shares (OCEANE offer) for an original amount of € 793.5 million. The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date.

The OCEANE offer, which received the COB final visa on January 22, 2002, has the following main characteristics:

—	Issued at a price of € 170 (number of issued bonds: 4,667,647),

—	The coupon payable on January 1 of each year amounts to 1% per year of the bonds nominal value,

—	The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date,

—	The bond reimbursement price as of January 1, 2007 is € 190.07 in case of non conversion or exchange,

—	The actuarial yield rate for the bondholder is 3.25% per year in case of non conversion or exchange.

The debenture loan was used mid-February 2002 to reimburse part of the credit facility issued by Technip-Coflexip to finance the purchase of Coflexip shares.

Technip-Coflexip repurchased 165,653 convertible bonds during December 2002 in the amount of € 26.9 million.

In accordance with the issuing contract, which received the COB final visa on January 22, 2002, the 165,653 convertible bonds repurchased have been cancelled, reducing the outstanding amount to € 765.3 million as of December 31, 2002.

(ii)	The bank borrowings and credit lines as of December 31, 2002, mainly include:

1.	The credit facility for US$ 350 million with an outstanding balance of US$ 174 million (€ 165.9 million) as of December 31, 2002. This credit facility has been used by Coflexip SA and some of its subsidiaries to finance the acquisition of the Aker Maritime ASA Deepwater Division in January 2001. This bank credit facility is fully reimbursable at maturity on June 26, 2006.

2.	The credit line used to finance the Sunrise 2000 project, which amounts to US$ 13.7 million (€ 13.1 million) as of December 2002 (US$18.7 million as of December 31, 2001, US$ 23.7 million as of December 31, 2000).

(iii)	The financial short term debt which represents € 297 million is broken as follows:

—	Commercial paper for € 276 million (1 to 3 months maturity),

—	Short term part of the long term debts, which amounts to € 13.1 million,

—	Bank overdrafts and other short term debts for € 7.9 million.

(b)	Analysis by the nature of interest rate

      (After interest rate cover, if any)

12/31/02

In millions
of EUR
Fixed rate	896.1
Variable rate	351.0

Total	1,247.1

      In 2002, the average rate of the fixed rate debt was 3.46% per year.

      During 2002, the average rate of the Group debt (fixed and variable rate) was 2.48% per year (3.35% per year including the amortization of the redemption premium relating to the convertible bond issue).

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The average debt rate is calculated by dividing the amount of the financial charges (excluding banking costs not directly related to debt), by the average outstanding debt for the fiscal year.

(c)	Analysis by currency

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Euro	1,054.8	1,189.7	190.0
French Franc	—	—	6.0
US Dollar	182.2	432.8	—
Great Britain Pound	—	8.3	—
Others	10.1	8.1	—

Total financial debt	1,247.1	1,638.9	196.0
Less: amounts due within one year	(297.0)	(456.7)	(191.2)

Total long-term debt	950.1	1,182.2	4.8

(d)	Annual maturities of long-term debt

12/31/02

In millions
of EUR
2003	13.1
2004	9.4
2005	5.7
2006	931.6
2007 and after	3.3

Total long-term debt (*)	963.2

(*)	Includes the short term part of the long term debt for € 13.1 million.

(e)	Debt guaranteed by surety and mortgages

	12/31/02

	Guaranteed	Non-guaranteed	Total

	In millions of EUR
Bank overdrafts and short term facilities	—	7.2	7.9
Commercial paper	—	276.0	276.0
Short term part of long term debts	9.5	3.6	13.1
Total short term financial debt	9.5	286.8	297.0

Long term financial debt	14.1	936.0	950.1
Total financial debt	23.6	1,222.8	1,247.1

      As of December 31, 2002, € 23.6 million of bank and financial debts used by Coflexip and its subsidiaries are covered by mortgages granted by these companies.

Note 23 — Convertible bonds redemption discount

      Following the repurchase and the cancellation of 165,653 convertible bonds in 2002, the amount of the convertible bonds redemption premium has been reduced to € 90.4 million (compared to € 93.7 when issued).

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 24 — Other creditors

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Payroll costs	62.0	66.9	57.6
Social security charges	20.6	18.4	21.1
Income and value added taxes	276.7	294.1	95.0
Deferred income	7.1	4.4	5.0
Debts on fixed assets	15.7	9.9	1.0
Ongoing project accruals	78.6	63.5	21.5
Fees accruals	1.9	2.1	4.8
Current-accounts on ongoing contracts	28.9	—	15.5
Debt covered by a guarantee	68.9	66.0	—
Subsidies	7.0	6.7	—
Other	188.7	130.3	27.2

Other creditors	756.1	662.3	248.7

Note 25 — Related party transactions

      According to the agreement concluded on July 2, 2001, between Technip, Isis and IFP, Isis sold its non listed investments held in Novacep and Géoservices before the merger in June 2002. Isis also transferred the Compagnie Générale de Géophysique shares and the agreements to exchange related to IFP. In exchange for CGG shares, Technip-Coflexip received its own shares in November 2002, that have been subsequently cancelled.

Note 26 — Commitments and contingencies

      The commitments are presented below and the amounts related to the financial debt are presented in Note 22.

(a)	Capital leases and operating leases

      The Group rents various equipment, vessels and buildings, mainly under leasing contracts that will end during the next ten years. Then the Group will be required to replace or change them.

      In 2002, the leasing costs amounted to € 41.3 million (including vessels for € 16.5 million) compared to € 37.3 million in 2001.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31 2002, the present value of future minimum payments for these leases is as follows:

	Capital	Operating
	lease	lease

	In millions of EUR
For the year ended December 31, 2003	1.9	61.8
2004	1.9	51.2
2005	0.9	30.6
2006	—	30.0
2007	—	22.2
2008 and thereafter	—	38.3

Total	4.7	234.1

Less interest	(0.6)	—

Total current net value	4.1	234.1

      In 2002, 2001 and 2000, no new leasing contracts have been entered into by the Group.

(b)	Commitments

      The Group gives and receives commitments within the normal life of its activity. The commitments are presented below:

	12/31/02	12/31/01	12/31/00

	In millions of EUR
Commitments given issued	1,696.2	1,558.1	1,233.3
Commitments received	445.3	474.0	387.5
Non-matured discounted notes	—	—	2.0
Parent company guarantees	8,807.6	5,507.0	Not valued

      Commitments given relate to guarantees or bonds and letters of credit from banks or insurance companies for: (i) guarantees of advance payments from customers; (ii) to provide customers with additional guarantees for a delay in delivery; (iii) to guarantee future performance of their contractual obligations. The amount guaranteed is the result of contractual negotiation with clients. A portion of the guarantees is released upon delivery and the remainder upon the customer’s final acceptance.

      The maximum provisional and aggregate amount of future payments that the Company would be required to make under the guarantee is € 1,696.2 million. Approximately 45% of the commitments given expire within one year while 55% of the commitments expire within 5 years.

      Commitments received mainly relate to similar guarantees obtained from suppliers or subcontractors in connection with ongoing contracts of which approximately 35% could be called over 12 months and 65% over 24 months.

      Parent company guarantees given by the parent company to clients cover the good performance of the specified contracts, of which the average expiration period until the release of the guarantees of the commitment is approximately 5 years.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Contingencies

Litigation:

      The Company is subject to various legal proceedings and claims arising in the normal course of its business. In the opinion of the management, the probable outcomes of these actions will not materially affect the consolidated financial position or results of operations of the Company.

      The main current litigations are as follows:

      Acquisition by Coflexip of the Aker Maritime ASA Deepwater Division: following this acquisition, Coflexip notified Aker Maritime, that under the price adjustment provisions of the Share Purchase Agreement, it was entitled to a U.S.$ 136.7 million reduction in the purchase price of the Deepwater Division. In accordance with the price adjustment mechanisms stipulated in the contract, an independent auditor is required to assess this claim before it is finalized. During 2002, the first arbitral court confirmed the work of the auditor. The Company anticipates that the result of the claim will be to decrease Aker Maritime ASA Deepwater Division’s purchase price and accordingly the goodwill recorded from the acquisition.

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

      Siemens subcontracting on Peterhead contract: Mannesmann Seiffert/ Energie, a German subsidiary of Technip-Coflexip, initiated arbitration proceedings against Siemens claiming a price adjustment. The claim relates to a significant increase in the scope of services rendered in completion of a 1998 construction contract for high-pressure connection piping at the Peterhead electrical power plant built by Siemens for Scottish Electric. An arbitration panel has been set-up and the Company expects it to hear the case in mid 2003.

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 27 — Market related exposure

(a)	Liquidity risk

      A — Technip-Coflexip financing is governed by the Group policy and implemented by the Finances and Control department.

      B — Cash management is centralized at the corporate office and coordinated through the financial centers located throughout the Group’s main operating subsidiaries.

      In 1999, Technip-Coflexip established the EEIG Technip Eurocash. The EEIG Technip Eurocash created cash agreements with various Group subsidiaries in order to pool excess cash at the entity level to meet financial requirements of the Group. The Technip Eurocash management committee is comprised of EEIG representatives from the Group’s subsidiaries. The committee meets several times per year.

      C — At the end of January 2002, Technip-Coflexip issued, for an amount of € 793.5 million, 4,667,647 convertible debenture bonds (OCEANE offer) due in January 1, 2007. The OCEANE offer is more fully described in Note 22.

      Technip-Coflexip has extended the average maturity of its debt by replacing its debt that was redeemable biannually from June 30, 2002 through December 31, 2006 with bonds that have a single maturity date of January 1, 2007, in the absence of conversion.

      D — As of December 31, 2002, the Group has various unused financing sources that allow the Group to meet its financial needs:

      1/ Multi-currency credit lines amounting to € 350 million granted by nine banks to EEIG Technip Eurocash: The maturity dates of the credit lines are in 2003, but they may be renewed if management requests an extension several months before there respective maturity dates. Management expects to renew most of the credit lines until March-June 2004. As of December 31, 2002, none was outstanding.

      2/ An additional credit facility of € 387 million and US Dollars 56 million (€ 53.4 million) was issued to Technip-Coflexip in October 2001 by a pool of banks. These amounts correspond to the balance of the bank credit taken out during the public offer on Coflexip, initially € 1,265 million and then US Dollars 70 million after the various repayments that occurred since October 2001. These credit lines were used for the Coflexip cash acquisition. There is no outstanding amount as of December 31, 2002.

      Technip-Coflexip signed an amendment to this credit facility on March 20, 2002; the significant terms of the amendment are as follows:

—	The available amount of € 387 million is reduced by € 35 million on December 31, 2004, the available balance is further reduced twice-yearly by equal amounts as from June 30, 2005 through December 31, 2006.

—	The available amount of US Dollars 56 million is reducing semi-annually, each by USD 7 million as of June 30 and December 31, until December 31, 2006.

—	This credit line is not guaranteed by liens or mortgages given on Group’s assets.

—	This financial covenants of the credit facility require that the Technip-Coflexip main entities maintain a quarterly ratio of the Group’s net consolidated debt by the consolidated EBITDA over the last twelve months, less than or equal to 3.0.

      3/ In December 2002, a bank credit amounting to US Dollars 50 million (€ 47.7 million), was issued to Technip-Coflexip in order to repurchase convertible bonds. (Note 28 (a)). The maturity date of the bank credit is December 31, 2007. The financial covenants of the credit facility are the same as those mentioned for the previous credit facility.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      4/ The unused lines of credit available to Coflexip SA and its subsidiaries amounts to US Dollars 176 million (€ 167.8 million). The total amount issued on a bank credit US Dollars 350 million. Coflexip used the proceeds of the bank credit to finance the purchase of the Aker Maritime ASA Deepwater Division. This credit is not guaranteed by liens or mortgages given on Group’s assets. The financial covenants include a quarterly obligation for the Coflexip consolidated sub-group to maintain a covering ratio of the group’s net consolidated debt by the EBITDA over the last twelve months, less than or equal to 3.0, and a ratio net debt on equity, less than or equal to 0.6.

      5/ Various unused lines of credit amounting to € 56.3 million.

      Credit agreements of these various financing do not include an early payment clause in case of deterioration of the borrower’s rating.

      As of December 31, 2002, bank credit lines available to the Group (excluding the bank credit of US Dollars 50 million allocated to finance the partial repurchase of convertible bonds) amount to € 1,015 million of which € 413 million matures prior to December 31, 2003. The outstanding commercial papers issued at the same date amounts to € 276 million for duration going from 1 to 3 months in the setting of the “Banque de France” declared program for a maximum amount of € 400 million.

      E — The long-term debt payment schedule is provided in Note 22. Its maturity dates over the years 2003, 2004 and 2005 amount to € 28.2 million.

(b)	Currency risk

      As indicated in Note 1 (e), Technip-Coflexip uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The counter parties of the Group’s financial instruments are major financial institutions.

      The primary financial instruments used to manage its exposure to currency risks are as follows:

	12/31/02				12/31/01	12/31/00

	Maturity

	2004		Fair	Nominal	Nominal	Nominal
	and after	2003	value	value	value	value

	In millions of EUR
Buy currency, sell national currency (forwards and swaps)	246.7	299.2	(42.9)	545.9	98.3	26.4
Sell currency, buy national currency (forwards, and swaps)	382.4	800.4	110.9	1,182.8	738.0	520.3
Sell/Buy foreign currencies	15.1	156.0	9.9	171.2	90.5	6.3

(c)	Interest rate risk

      The Group does not use financial instruments for speculative purposes.

      As of December 31, 2002, the fixed rate outstanding debt amounts to € 782.6 million, including mainly the outstanding amount of € 765.3 million related to the bond issue.

      The Group covered € 113.5 million of its banking debt at variable rate by swaps transforming them into fixed rate. The underlying debt of these floats is related to a part of the outstanding credit used for financing the acquisition of the Aker Maritime ASA Deepwater Division, and the Sunrise project.

      The total amount of the fixed rate debt amounts to € 896.1 million as of December 31, 2002.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Credit risk

      A significant portion of the Company’s activity is concentrated with a limited number of customers since the worldwide market is dominated by a small number of major oil and gas companies. The Company performs ongoing credit evaluations of its ongoing contracts financial position.

      The Group did not note in 2002 and to date significant non-payment of its customers.

Note 28 — Subsequent events

(a)	Repurchase of convertible bonds

      From January 1, 2003, to the beginning of February 2003, Technip-Coflexip repurchased 100,611 additional convertible bonds for an amount of € 16.6 million, increasing the number of the repurchased convertible bonds since the issuance to 266,264.

      In accordance with the issued contract, these repurchased convertible bonds were cancelled. The outstanding amount of the bond issue was reduced to € 748.2 million.

      The Group used cash to repurchase the bonds in 2002. This cash amount and the repurchases in 2003 were refinanced and financed by a US Dollars 50 million bank credit signed prior to December 31, 2002 with a maturity date of December 31, 2007. This partial refinancing allows the Group to lengthen the maturity date of its debt and to diversify its financing currencies by using US Dollars in which the Group has a significant amount of credits and contracts.

      Following the repurchase and the cancellation of 100,611 convertible obligations since January 1, 2003, the redemption premium amount reduced to € 88.4 million (compared to € 90.4 million as of December 31, 2002).

(b)	Cancellation and retirement of the Sunrise 2000 credit

      In January 2003, Coflexip has retired by cash and cancelled the outstanding amount of US Dollars 13.7 million (€ 13.1 million) relating to the credit line taken out for financing the Sunrise 2000 project.

(c)	Sale of Technip-Coflexip’s headquarter and grouping of the teams in the Adria tower

      At the end of January 2003 headquarter building was sold by its owner, SCI CB3. Since the sale of the building, Technip-Coflexip leases the Adria tower located at La Défense which enables the Group to consolidate 4 sites in the Paris region.

(d)	Merger project between Technip-Coflexip and Coflexip followed by the withdrawal of Coflexip shares from the quoted-list

      The merger between Technip-Coflexip and Coflexip should take place by the end of the year 2003. Once the merger is complete, the Group will be able to reduce costs by (i) no longer paying for Coflexip to be listed on the stock exchange and (ii) reduce costs at the headquarters and subsidiaries.

     (e) Change in Technip-Coflexip’s legal organization

      Among the draft resolutions of the next shareholders’ meeting is the transformation of the Group’s supervisory and management board into a unique board of directors. This will put an end to the current double organization and will simplify the group’s management organization.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	Decrease of Aker Maritime ASA Deepwater Division’s purchase price (unaudited)

      As a result of the litigation regarding the purchase price claim on Aker Maritime Deepwater Division’s (described in Note 26(c)), Coflexip received a payment of € 31.4 million from Aker in March 2003 which decreases the purchase price and thus the goodwill recorded in the financial statements.

Note 29 — Main consolidated companies and equity investees

Consolidated companies		December 31, 2002
Technip Group	Country	% control

Technip-Coflexip	France	100%
Technip France	France	100%
TPL — Technologie Progetti Lavori SpA	Italy	100%
Technip Italy SpA	Italy	100%
TPG UK	UK	100%
Technip TPS	France	100%
Technip Iberia	Spain	100%
S.C.I. CB3 Défense	France	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%
ABAY Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip Anlagenbau GmbH	Germany	100%
Technip International AG	Switzerland	100%
TTIL SNC	France	100%
Technip KT India	India	100%
Technip Upstream Houston (ex. CBS Engineering)	USA	100%
Technip USA	USA	100%
Technip Benelux BV	Netherlands	100%
Technip Americas	USA	100%
Technip Holding Benelux Group	Netherlands	100%
Technip KTI SpA	Italy	100%
Technip Germany	Germany	100%
EHR	Germany	100%
MSE	Germany	100%
MSI	Germany	100%
Technip Eurocash GEIE	France	100%
IG Spa	Italy	100%
Technip Singapour	Singapore	100%
Technip Middle East	Emirates	100%
UTC	Brazil	100%
Citex	France	100%
Eurobatch	France	100%
Krebs Engenharia	Brazil	100%
SNPE Ingenierie Défense	France	100%
Seal Engineering	France	100%
Technipnet BV	Netherlands	100%
Technip Nouvelle-Calédonie	New Caledonia	100%
PT Technip Indonesia	Indonesia	97.7%

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated companies		December 31, 2002
Technip Group	Country	% control

Technip Portugal	Portugal	93.75%
Technip CIS	Russia	70%
EPC-Business BV	Netherlands	66.7%
Technip Angola	Angola	40%
Technip Tianchen	China	60%
Technip India	India	50%
BRI-Technip (Q-CHEM)	Qatar	50%
TP Saudi Arabia	Arabie Saoudite	40%
Contrina SNC/CCSV/CCV	France/ Venezuela	34.4%
Technip Geoproduction Malaysia	Malaysia	30%
UCIFZC (Amenam)	United Arab Emirates	50%
Bechtel Technip Goro, LLC	USA	50%
CTME FZCO	United Arab Emirates	50%
Omifpro & Fertilizer	France/Italy	50%
Technip Engineering Thaïland	Thaïland	49%
Technip Engineering (B)	Brunei	49%
Tipiel	Colombia	44.1%
Madecos (TSKJ/LNG)	Portugal	25%
Nargan	Iran	20%
DIN S.A./Dit Harris	Venezuela	20%

Consolidated Companies		December 31, 2002
Coflexip Group	Country	% control

Coflexip	France	100%
Cofleximmo	France	100%
Technip Marine	France	100%
Angoflex	France	100%
Technip Offshore International	France	100%
Coflexip Développement	France	100%
Technip Offshore N.V.	Netherlands	100%
Technip Offshore Contracting B.V.	Netherlands	100%
Technip Offshore Holdings Ltd.	UK	100%
Technip Offshore UK Ltd.	UK	100%
Technip Ships One Ltd.	UK	100%
Technip Ships Three Ltd.	UK	100%
Technip-Coflexip U.K. Holdings Ltd.	UK	100%
Coflexip U.K. Ltd.	UK	100%
Perry Slingsby Systems Ltd.	UK	100%
DUCO Ltd.	UK	100%
Genesis Oil and Gas Consultants Ltd.	UK	100%
Technip Offshore Norge AS	Norway	100%
Technip-Coflexip Norge A/S	Norway	100%
Coflexip Stena Offshore A/S	Norway	100%
Technip-Coflexip U.S.A. Holdings Inc.	USA	100%
Technip Offshore Contractors Inc.	USA	100%
R.J. Brown Deepwater, Inc.	USA	100%
DUCO Inc.	USA	100%
Coflexip Maritime Inc.	USA	100%

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated Companies		December 31, 2002
Coflexip Group	Country	% control

Technip Offshore Inc.	USA	100%
Technip Offshore Engineering Inc.	USA	100%
Technip Offshore Mooring Inc.	USA	100%
Deep Oil Technology Inc.	USA	50%
Genesis Oil and Gas Consultants Inc.	USA	100%
Gulf Marine Fabricators Inc.	USA	100%
Spars International Inc.	USA	50%
Perry Slingsby Systems Inc.	USA	100%
Technip CSO Canada Limited	Canada	100%
Technip Offshore Jersey Ltd.	Jersey	100%
Coflexip Stena Offshore Mauritius Ltd.	Maurice	100%
Flexservice N.V	Dutch Antilles	100%
Sunflexoffshore N.V	Dutch Antilles	100%
Flexone N.V	Dutch Antilles	100%
Brasflex Tubo flexiveis	Brazil	100%
Brasflex Overseas Inc.	Virgin Islands	100%
Sea Oil Marine Inc.	Cayman Islands	100%
Flexibras Tubos Flexiveis	Brasil	100%
Technip-Coflexip Oceania Pty Ltd.	Australia	100%
Coflexip Stena Offshore PTY Ltd.	Australia	100%
Technip CSO Oceania Pty Ltd.	Australia	100%
Coflexip Stena Offshore Oil and Gas Pty Ltd.	Australia	100%
Genesis Oil and Gas Consultants Pty Ltd.	Australia	100%
South East Marine Engineering & Construction Ltd.	India	58.2%
Technip Rauma Offshore OY	Finland	100%
Mantyluoto Works OY	Finland	100%
PI Rauma OY	Finland	50%
Coflexip Singapore Pte	Singapore	100%

Note 30 — Summary of differences between accounting principles followed by the Company and U.S. GAAP

      The accompanying Consolidated Financial Statements have been prepared in accordance with the accounting principles described in Note 1 above (“French GAAP”), which differ in certain significant respects from those applicable in the United States (“U.S. GAAP”). These differences relate mainly to the following items, and the necessary adjustments are shown in the tables set forth in Note 31.

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      Since January 1, 2001, for U.S. GAAP purposes, the fair value of the derivative instruments including certain derivative instruments embedded is recorded in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), subsequently amended, in the balance sheet. Changes in these fair values are reported either in shareholders’ equity or in the income statement, with respect to the hedging accounting criteria as defined by SFAS No. 133. Embedded derivatives as defined by SFAS No. 133 are recorded at their fair value. Changes in their fair values are reported in the income statement. The Company recorded the effect of the adoption of SFAS No. 133 as a cumulative effect of a change in accounting principle on January 1, 2001. See Note 32 (g) for additional information on the impact of the adoption.

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under U.S. GAAP, APB Opinion No. 25 (APB 25) “Accounting for stock issued to employees” defines conditions to classify such plans as compensatory or non-compensatory. If a plan is deemed to be compensatory, APB 25 requires that compensation arising from such plans be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the fair value at the grant date and the employee exercise price. Compensation expense for compensatory stock based plans is recognized over the vesting period. Disclosures in accordance with APB 25, SFAS 123, and SFAS 148 are presented in Note 32 (e).

(f)	Acquisition of KTI/MDEU

      Under French GAAP, KTI/MDEU has been consolidated since January 1, 1999 as the operational control was transferred to Technip at this date.

      Under U.S. GAAP, KTI/MDEU has been consolidated since March 3, 1999, the date of the legal transfer of the acquired shares. As a result, net income has been adjusted to exclude net income and goodwill amortization recorded for January and February.

      The change in the date of consolidation described above did not result in a significant impact on the gross goodwill as calculated on January 1, 1999, except for the net income recognized over the period of January and February 1999, and except that under U.S. GAAP, the Company further identified acquired technology and “know-how” in the purchase accounting.

      Such allocation to acquired technology and “know-how” has been evaluated to be € 10 million, mainly consisting into of ethylene furnace technology, and is being amortized over its expected useful life of 10 years.

(g)	Territoriality contingencies

      As described in Note 1 (p), the Company uses assumptions to measure its obligations related to territoriality contingencies. Due to the complexity of the various country regulations where it operates, the Company identifies the contracts, which could be subject to such uncertainty, and accrues an amount under French GAAP for probable and estimable risks.

      Under U.S. GAAP, such provisions would not be recorded, as they could not meet all the criteria of SFAS No. 5.

(h)	Consolidation method

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

      In its consolidated financial statements, the Company applies the prorata consolidation method to account for its investments in joint ventures that the Company sometimes forms with third parties to perform turnkey contracts. Under U.S. GAAP, these investments would be accounted for using the equity method or consolidated, depending on the percentage of voting interest in the joint ventures. Summarized information about the Company’s prorata interest in the joint ventures is provided in Note 32 (a).

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i)	Cogema share exchange

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

(j)	Redemption premium of the convertible bonds

      Under French GAAP, the premium of the convertible debenture loan is amortized ratably over the life of the loan. Under US GAAP, the Company should apply the effective interest method to amortize such premium. For the years presented, the difference between the two methods is not material.

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

      Under French GAAP, the Company amortizes goodwill arising from its acquisition over its estimated useful life, not exceeding 20 years.

      Prior to January 1, 2002, under U.S. GAAP, goodwill resulting from business combinations initiated after June 30, 2001 was no longer amortized. Prior to January 1, 2002, goodwill resulting from business combinations initiated before that date was amortized over its estimated useful life consistent with French GAAP. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) for U.S. GAAP purposes. As a result, goodwill is no longer subject to amortization for U.S. GAAP purposes subsequent to the date of adoption. The U.S. GAAP amounts have been adjusted to reverse the amortization of goodwill recorded under French GAAP (€ 117.8 million in 2002 and € 20.5 million in 2001).

      As of January 1, 2002, the Company performed the transitional impairment test under SFAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted expected future cash flows. Upon completion of the transitional impairment test, the Company determined that

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

there was no impairment as of January 1, 2002, as the fair value of each reporting unit exceeded its carrying amount.

      A summary of changes in the Company’s goodwill presented under French GAAP as of December 31, 2002, by business segment is as follows:

	Goodwill

	January 1,	Acquisitions &	Amortization &	December 31,
	2002	Adjustments	Impairments	2002

	(In millions of EUR)
CSO floaters	421.3	—	(16.9)	404.4
CSO Surf	2,013.5	51.1	(89.5)	1,975.1
KTI/MDEU	135.6	—	(8.1)	127.5
Others	14.5	10.6	(3.3)	21.8

Total	2,584.9	61.7	(117.8)	2,528.8

      The total amount assigned to intangible assets subject to amortization and the estimated aggregate amortization expense has been disclosed in Note 11. The Company does not have any intangible assets with indefinite lives.

(n)	Presentation of Consolidated Balance Sheet

      The classification of certain items in and the format of the Company’s Consolidated Balance Sheets vary to some extent from U.S. GAAP.

•	Advances received from customers on contracts

      In accordance with French GAAP, “Advances received from customers on contracts” are classified as a liability. Under U.S. GAAP, advances received, determined on a contract-by-contract basis, are shown as a reduction of “Contracts-in-Progress” or other contracts related asset accounts or, when the advances received exceed the total of contract related asset accounts costs, as a liability. Such requirement would reduce the contracts related asset accounts and the “Progress payments on contracts” line items by € 4,716.8 million, € 5,910.9 million and € 4,412.0 million as of December 31, 2002, 2001 and 2000 respectively.

•	Deferred tax assets

      Under French GAAP, deferred tax assets which are not likely to be realized in the future are not recorded as an asset in the balance sheet. Under U.S. GAAP, such deferred tax assets would be recorded and a valuation allowance would reduce their net value to the portion likely to be realized in the future.

•	Treasury shares reserved for stock option plans

      Under French GAAP, the Group shares held by subsidiaries reserved for stock option plans are presented as marketable securities. Under U.S. GAAP, these shares are presented as a reduction of stockholders’ equity.

(o)	Presentation of Consolidated Income Statements

•	Operating expenses/ revenues classification

      Under French GAAP, certain items, such as “Restructuring Costs” and “Consulting Fees” have been recorded below the “Operating income” section in the Consolidated Income Statements.

      Under U.S. GAAP, these items would be classified as operating expenses/ revenues.

•	General and Administrative costs accounting

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As described in Note 30 (a), some General and Administrative expenses are classified as contract costs and consequently recorded within Cost of Sales under French GAAP.

      Under U.S. GAAP, General and Administrative expenses not directly related to a contract are recorded when incurred. As a consequence, the “Selling, General and Administrative expenses” line item of the Consolidated Income Statements would be modified by € (31.4) million, € (59.0) million and € (46.7) million for the years ended December 31, 2002, 2001 and 2000, respectively.

•	Goodwill amortization for equity investees

      Under French GAAP, goodwill amortization includes amortization of acquisition goodwill for equity investees.

      Under U.S. GAAP, prior to the adoption of SFAS 142, goodwill amortization for equity investees would be classified in “Income of equity affiliates”.

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

      As described in Note 1 (t), the Company under French GAAP, records net interest income as revenue in the period it is earned to reflect the financial component of its contract revenues. Such net interest income amounted to € 14.0 million, € 17.0 million and € 25.0 million in the years ended December 31, 2002, 2001 and 2000 respectively.

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 31 — Reconciliation to US GAAP

     (a) Net Income

	Year ended December 31,

	2002*	2002	2001	2000

	In millions
	of US$	In millions of EUR
Net Income (loss) as reported in the Consolidated Income Statements	(34.6)	(29.4)	108.1	214.2
Contract costs accounting	(3.1)	(2.6)	2.6	(4.3)
Contract bid costs	(3.1)	(2.6)	1.2	5.6
Foreign currency transactions	(18.4)	(15.6)	(15.9)	5.1
Derivative instruments	21.4	18.2	—	—
Pension obligations	3.8	3.2	0.9	(1.2)
Stock based compensation	(5.6)	(4.8)	(9.4)	(4.5)
Acquisition of KTI/MDEU	(0.8)	(0.7)	(0.7)	(0.7)
Cogema’s shares exchange	—	—	—	(19.4)
Coflexip gain on disposition of Cal Dive	—	—	1.4	(28.0)
Amortization of goodwill	138.6	117.8	20.5	—

Total after U.S. GAAP adjustments before tax and SFAS No. 133 adoption effects	98.2	83.5	108.7	166.8
Tax effects of the above adjustments	(0.2)	(0.2)	4.4	(1.9)
Cumulative effect of SFAS No. 133 adoption, net of tax	—	—	1.7	—

Net income under U.S. GAAP	98.0	83.3	114.8	164.9

     (b) Shareholders’ equity

	Year ended December 31,

	2002*	2002	2001	2000

	In millions
	of US$	In millions of EUR
Shareholders’ equity as reported in the Consolidation Balance Sheets	2,384.1	2,026.3	2,214.2	766.4
Contract costs accounting	(12.7)	(10.8)	(8.2)	(10.8)
Contract bid costs	(25.4)	(21.6)	(19.0)	(20.2)
Foreign currency transactions	(38.5)	(32.7)	(17.1)	10.8
Derivative instruments	(34.0)	(28.9)	—	—
Pension obligations	2.0	1.7	(1.5)	(2.4)
Minimum liability adjustments	(11.4)	(9.7)	—	—
Acquisition of KTI/MDEU	4.9	4.2	4.9	5.6
Territoriality contingencies	41.7	35.4	35.4	35.4
Foreign currency translation adjustment	—	—	(0.2)	(0.2)
Coflexip gain on disposition of Cal Dive	(31.3)	(26.6)	(26.6)	(28.0)
Treasury shares	(3.8)	(3.2)	—	—
Amortization of goodwill	162.7	138.3	20.5	—

Total after U.S. GAAP adjustments before tax and SFAS No. 133 adoption effects	2,438.4	2,072.4	2,202.4	756.6
Tax effects of the above adjustments	42.5	36.1	17.0	8.3
Cumulative effect of SFAS No. 133 adoption, net of tax	—	—	8.9	—

Shareholders’ equity under U.S. GAAP	2,480.9	2,108.5	2,228.3	764.9

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S.$ 1.1766 on May 30, 2003. (See Note 1 (a)).

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The reconciliation of U.S. GAAP shareholders’ equity from December 31, 2001 to December 31, 2002, is as follows:

In millions
of EUR

U.S. GAAP shareholders’ equity at December 31, 2001	2,228.3
U.S. GAAP net income for 2002	83.3
Minimum liability adjustments, net of tax	(6.3)
Additional paid-in capital (stock based compensation)	4.8
Dividends paid	(79.7)
Capital increase	12.3
Capital decrease	(377.4)
Foreign currency translation adjustment	(1.1)
Treasury stock	255.5
Others (merger with ISIS)	31.9
Effect of SFAS No. 133, net of tax	(39.9)
Treasury shares	(3.2)
U.S. GAAP shareholders’ equity at December 31, 2002	2,108.5

(c) Net sales

	Year ended December 31,

	2002	2002	2001	2000

	In millions
	of US$	In millions of EUR
Net sales under French GAAP	5,238.6	4,452.3	3,546.0	2,972.0
Contract costs accounting	(3.1)	(2.6)	2.6	(4.3)
Contract bid costs	(12.7)	(10.8)	1.2	7.5
Foreign currency transactions	8.4	7.1	14.5	39.3
Interest income and expenses on ongoing contracts	(16.5)	(14.0)	(17.0)	(25.0)

Net sales under U.S. GAAP	5,214.7	4,432.0	3,547.3	2,989.5

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (d) Operating Income

	Year ended December 31,

	2002	2002	2001	2000

	In millions
	of US$	In millions of EUR
Operating income under French GAAP	102.1	86.8	173.5	155.9
Contract costs accounting	(3.1)	(2.6)	2.6	(4.3)
Contract bid costs	(3.1)	(2.6)	1.2	5.6
Pension obligations	3.8	3.2	0.9	(1.2)
Stock based compensation	(5.6)	(4.8)	(9.4)	(4.5)
Acquisition of KTI/MDEU	(0.8)	(0.7)	(0.7)	(0.7)
Amortization of goodwill	138.6	117.8	37.3	16.8
Restructuring costs	(8.2)	(7.0)	(3.1)	(8.9)
Consulting fees	—	—	—	(4.0)
Non recurring loss on former project	(10.2)	(8.7)	—	—
Other	(5.1)	(4.3)	(3.6)	(3.0)

Operating income under U.S. GAAP	208.4	177.1	198.7	151.7

Note 32 — Additional information

     (a) Combined information concerning proportionate consolidated entities

      In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of the proportionate consolidation method, summarized financial information about the Company’s shares of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to joint-ventures jointly controlled by all parties having an equity interest in the joint venture has been prepared under French GAAP for the three years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,

	2002	2001	2000

	(In millions of EUR)
Balance sheet data:
Non-current assets	1.7	1.0	—
Current assets	1,172.2	2,010.9	1,499.3
Non-current liabilities	—	2.6	—
Current liabilities	1,173.7	2,009.3	1,499.3
Income statement data:
Net Sales	428.7	559.8	734.6
Cost of sales	(391.9)	(540.2)	(706.4)

Gross Margin	36.8	19.6	28.2
Operating Income	34.8	19.5	28.2
Cash flow data:
Cash flow from operating activities	45.6	(47.8)	(13.5)
Cash flow from investing activities	0.2	(0.1)	(1.2)
Cash flow from financing activities	—	(1.4)	(0.5)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (b) Comprehensive income

      The following information is presented under French GAAP.

	Year ended December 31,

	2002	2001	2000

	(In millions of EUR)
Net income	(29.4)	108.1	214.2
Other comprehensive income, net of tax:
Minimum liability adjustments, net of tax	(6.3)	—	—
Changes in cumulative translation adjustment	(1.1)	13.3	1.1

Total Comprehensive income	(36.8)	121.4	215.3

Accumulated other comprehensive income, end of year:
Cumulative translation adjustment	12.0	13.1	(0.2)

     (c) Earnings per share

      Earnings per share according to U.S. GAAP giving effect to the adjustments would be as follows:

	Year ended December 31,

	2002	2002	2001	2000

	U.S.$	EUR	EUR	EUR

	(In millions of,
	except per share amounts)
Net income before cumulative effect of SFAS No. 133 adoption	98.0	83.3	113.1	164.9
Net income	98.0	83.3	114.8	164.9
Basic earnings per share:
Before cumulative effect of SFAS No. 133 adoption	3.80	3.23	6.75	10.84
Cumulative effect of SFAS No. 133 adoption, net of tax	—	—	0.10	—
Net income	3.80	3.23	6.85	10.84
Diluted earnings per share:
Before cumulative effect of SFAS No. 133 adoption	3.24	2.75	6.67	10.73
Cumulative effect of SFAS No. 133 adoption, net of tax	—	—	0.10	—
Net income	3.24	2.75	6.77	10.73

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Reconciliation of basic and diluted numbers of shares used for the determination of earnings per share under U.S. GAAP:

	2002		2001	2000

	(In thousands)
Basic number of shares under U.S. GAAP	25,823		16,770	15,210
OCEANE bonds dilutive effect	4,502		—	—
Stock options dilutive effect	(*	)	192	164

Diluted number of shares under U.S. GAAP	30,325		16,962	15,374

(*)	In 2002, the stock options are anti-dilutive.

     (d) Certain Investments in Debt and Equity Securities

      The Company holds certain investments in debt and equity securities (treasury bonds, mutual funds, certificates of deposit) which are highly liquid and are classified in Cash and Cash equivalents, changes in their fair value are recorded in income (See Note 19).

     (e) Stock based compensation

     Stock option plans:

      Technip adopted several fixed stock option plans that are settled with its own shares. Options are granted to employees with a discount up to 5% from the market value of the shares at the grant date.

      For plans adopted prior to January 1, 1998, options that are exercised are settled through the issuance of new shares. The options vest ratably over a two and half year period and are valid up to five years from the date of grant. For plans adopted after January 1, 1998, options that are exercised are settled with Technip treasury shares. These options vest over a three year period and are valid up to five years from the date of grant.

      On December 14, 2000, the Company decided to change the exercise and the vesting period of the 1998 and 1999 plans. The new exercise period and the new vesting period are respectively five years and three years. A new measurement date was determined as of December 14, 2000.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      No compensation expense has been recorded in connection with the stock options granted by Technip under French GAAP. Under U.S. GAAP, the compensation cost recorded by the Company is respectively € 0.9 million, € 9.4 million and € 1.3 million for the years ended December 31, 2002, 2001 and 2000.

		Weighted average
	Number of shares	exercise price

		(in EUR)
December 31, 1999	746,521	90.0

Granted	632,604	143.2
Exercised	(147,440)	66.9
Forfeited	(19,300)	95.7

December 31, 2000	1,212,385	120.5

Granted	—	—
Exercised	(156,511)	89.3
Forfeited	(3,200)	143.2

December 31, 2001	1,052,674	125.1

Granted	711,240	72.0
Exercised	(9,100)	101.6
Forfeited	(58,000)	103.1
December 31, 2002	1,696,814	103.7

      The options outstanding at December 31, 2002 expire in various years through 2008.

      Information about the 1,696,814 stock options outstanding at December 31, 2002 is summarized as follows:

Options outstanding

Exercise	Number	Weighted average	Number
price	outstanding	remaining life	exercisable

(in EUR)
70 — 85	711,240	5.9	—
85 — 110	370,120	1.1	370,120
110 — 145	615,454	6.0	—

	1,696,814	4.9	370,120

     Coflexip Stock Options

      CSO adopted several options plans. Options are granted to employee with a discount up to 5%. Technip maintains a conversion option for the employees in Technip shares when these options are exercised. An additional acquisition cost of € 63.2 million euros has been include in the purchase price of CSO corresponding to the fair market value of the options at the acquisition date. The compensation cost recognized in 2002 amounts to € 0.7 million.

      There are 461,930 outstanding options that remain unexercised as of December 31, 2002. The average option life and the average exercise price are 6.9 years and € 119.2 million.

Employee Stock Purchase Plans:

      Technip-Coflexip maintains savings plans that allow substantially all full-time employees of Technip-Coflexip and its subsidiaries to purchase shares of Technip-Coflexip. The shares are sold to employees at a discount of 20% from the average market price of Technip-Coflexip stock over the last 20 business days prior to

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the date of authorization by the management committee. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees.

      Shares sold to employee stock purchase plans are as follows:

	2002	2001	2000

Number of shares	98,717	—	126,928
Proceeds on sales (in millions of euro)	10.1	—	12.8
Average cost of treasury sales	102.5	—	100.9

      In accordance with French GAAP, the Company has not recorded compensation expense on stock purchase plans. Under U.S. GAAP, the compensation cost recorded by the Company for period ended December 31, 2002 and 2000 is € 3.2 million and € 3.2 million, respectively. No compensation has been recorded for the period ended December 31, 2001.

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

	Year ended December 31,

	2002	2001	2000

	(In millions of euro)
Net Income under US GAAP
As reported	83.3	114.8	164.9
Include: Total stock based-employee compensation expense determined under APB25 for all awards net of related tax effects	4.8	9.4	4.5
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14.6)	(16.2)	(7.1)

Pro Forma	73.5	108.0	162.3

Basic earnings per share	3.23	6.85	10.84
Diluted earnings per share	2.75	6.77	10.72
Pro forma basic earnings per share	2.85	6.44	10.67
Pro forma diluted earnings per share	2.42	6.37	10.56

      The fair value of Technip-Coflexip’s option grants is estimated on the date of grant using the Binomial option pricing model with the following assumptions for the grants:

	Year ended December 31,

	2002	2001	2000

Expected life (years)	6.0	N/A	8.0
Interest rate	3.8%	N/A	4.8%
Volatility	35%	N/A	11.8%
Dividend yield	2.1%	N/A	2.1%

(f) Pension plan and other cost retirement benefits other than pension plans

      In accordance with the laws and practices of each country, Technip-Coflexip participates in employee benefit pension plans offering death and disability, retirement and special termination benefits. Those plans provide

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.

      For defined contribution plans, expenses correspond to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method. Accruals and prepaid expenses are recorded in accordance with the prevailing accounting practice in each country. In some cases, adjustments to comply with Company’s rules have been made. Special termination benefits are recorded on an accrual basis at the time the offer is accepted by the employees or their representatives. Disclosures in accordance with SFAS No. 132, are as follows:

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

	In millions of EUR
Change in benefit obligation:
Benefit Obligation at beginning of year	130.5	115.3	108.9	0.9	1.0	1.1
Service cost	6.9	6.7	5.0	—	—	—
Interest cost	5.7	4.6	5.4	—	0.1	—
Plan participants contributions	—	—	0.5	—	—	—
Acquisitions/ disposals	(0.1)	8.8	0.9	—	—	—
Curtailments/ Settlements	—	0.2	—	—	—	—
Actuarial (gain)	23.6	(1.2)	(0.8)	—	—	—
Benefits paid	(6.5)	(3.9)	(4.6)	(0.1)	(0.1)	(0.1)

Benefit Obligation at end of year	160.1	130.5	115.3	0.8	0.9	0.9
Change in plan assets:
Fair value of plan assets at beginning of year	45.4	48.2	44.2	—	—	—
Actual return on plan assets	(1.1)	(2.2)	3.4	—	—	—
Group contribution	2.0	0.3	1.7	—	—	—
Plan participants contributions	—	—	0.5	—	—	—
Benefits paid	(1.5)	(0.9)	(1.6)	—	—	—
Acquisitions and disposals	—	—	—	—	—	—

Fair value of plan assets at end of year	44.8	45.4	48.2	—	—	—
Funded status of the plan	115.3	85.1	67.1	0.8	0.9	1.0
Unrecognized actuarial (gains) or losses	(31.4)	(4.3)	0.2	—	—	—

Accrued (prepaid) benefit cost	83.9	80.8	67.3	0.8	0.9	1.0

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets are as follows:

	2002	2001	2000

Projected Benefit Obligation	104.3	86.2	71.5
Accumulated Benefit Obligation	93.1	74.1	69.6
Fair Value of Plan Assets with ABO in excess of Plan Assets	4.0	41.0	43.9

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

	In millions of EUR
Annual cost under U.S. GAAP:
Service cost	6.9	6.7	5.0	—	—	—
Expected interest cost	5.7	4.6	5.4	—	0.1	—
Expected return on plan assets	(2.7)	(3.5)	(3.2)	—	—	—
Amortization of actuarial gain and loss	0.3	—	—	—	—	—
Effects of settlements/ curtailments	—	0.2	—	—	—	—

Net periodic benefit cost	10.2	8.0	7.2	—	0.1	—

      Annual cost under French GAAP for pension benefits plans are as follows:

	2002	2001	2000	2002	2001	2000

	In millions of EUR
Annual Cost under French GAAP	5.6	3.4	4.8	0.1	0.1	—

      The difference between these amounts and the annual costs under U.S. GAAP stems from differences in the timing of amortization of the initial transition liability and of actuarial gains and losses and from the absence of recognition of excess funding by certain companies.

      Health care costs are assumed to increase by 1.3% in 2002 and later, 1.3% in 2001 and 1.3% in 2000. The effect of a one-percentage point increase and one-percentage point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost and on the accumulated postretirement benefit obligation for health care benefits is not significant.

      Amounts recognized in the statement of financial position:

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

	In millions of EUR
Accrued benefit liability (including MLA)	99.9	86.5	72.1	0.9	1.0	1.0
Minimum liability adjustments	(9.7)	—	—	—	—	—
Prepaid benefit cost	(6.3)	(5.7)	(4.8)	—	—	—

Net amount recognized for under U.S. GAAP	83.9	80.8	67.3	0.9	1.0	1.0

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net accruals included as of December 31, 2002, 2001 and 2000 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

	In millions of EUR
Net amount accrued for under U.S. GAAP (before prepaid costs)	99.9	86.5	72.1	0.9	1.0	1.0
Excess funding of plans recognized in income only when paid back to the Company	(6.3)	(5.7)	(4.8)	—	—	—
Impact of transition obligation of prior service cost and of actuarial gains recognized with a different timing under local regulations	1.6	(1.7)	(7.3)	—	—	—
Minimum Liabilities Adjustment	(9.7)	—	—	—	—	—

Net amount accrued for in consolidated financial statements	85.5	79.1	64.8	0.9	1.0	1.0

(g)	Derivative instruments

      As described in Note 30 (c), Technip-Coflexip adopted SFAS No. 133 beginning January 1, 2001 for purposes of the U.S. GAAP reconciliation. SFAS No. 133 requires that all derivative instruments be recorded at fair value on the balance sheet and establishes criteria for designation and effectiveness of derivative transactions for which hedge accounting is applied. Technip-Coflexip assesses the initial and ongoing effectiveness of its hedging relationships in accordance with its documented procedure.

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

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	Goodwill

      As discussed in Note 30(m), SFAS 142 was effective for the Company as of January 1, 2002 and for purchase business combinations consummated after June 30, 2001. The Company performed its transitional and annual test and the Company determined that there was no impairment.

(i)	Recently issued accounting pronouncements

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged. The Company expected to adopt SFAS No. 143 on January 1, 2002 but decided to postpone the first application to January 1, 2003 and has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

      In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS 146 for exit or disposal activities that are

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

initiated after December 31, 2002. The Company does not anticipate that SFAS 144 will have a material impact on the consolidated financial statements.

	For the Years Ended
	December 31

	2002	2001	2000

	(In millions of Euro, except
	for per share data)
U.S. GAAP Net Income	83.3	114.8	164.9
Goodwill Amortization	—	40.8	26.7

Adjusted U.S. GAAP Net Income	83.3	155.6	191.6

Basic earnings per share
Reported U.S. GAAP Net Income	3.23	6.85	10.84
Goodwill amortization	—	2.43	1.76

Adjusted U.S. GAAP Net Income	3.23	9.28	12.60

Diluted earnings per share
Reported U.S. GAAP Net Income	2.75	6.77	10.73
Goodwill amortization	—	2.41	1.74

Adjusted U.S. GAAP Net Income	2.75	9.17	12.46

      In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. Refer to Note 26 for disclosures related to guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002 and has not yet determined the impact that it will have on its results of operations, financial position or cash flows.

      In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. Refer to Note 30 (e) for disclosures related to stock based compensation. The Company intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003 and has not yet determined the impact that it will have on its results of operations, financial position or cash flows.

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN 45, and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively. The Company has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

      In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 affects the issuer’s accounting for three types of freestanding financial instruments:

•	Mandatorily redeemable shares, which embodies an unconditional obligation requiring the issuing company to redeem in exchange for cash or other assets at a specified or determinable date(s) or upon an event that is certain to occur;

•	Instruments that require or may require the issuer to repurchase some of its shares in exchange for cash or other assets, which includes put options and forward purchase contracts;

•	Obligations that must or may be settled by issuing a variable number of equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

      SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the fiscal years ending after June 15, 2003.

      The Company has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

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

December 31,
2001
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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

     Unaudited pro forma financial information

      The unaudited pro forma financial information for 2000 is presented for informational purposes only and is not necessarily indicative of what the financial position or results of operations of the new Group Coflexip Stena Offshore/ Aker Maritime Deepwater would have been if these transactions had occurred at January 1 or December 31, 2000, nor does it purport to be indicative of future financial position or results of operations.

      The unaudited pro forma financial information has been prepared in accordance with French GAAP. This data should has been prepared from and should be read in conjunction with the audited financial statements of Coflexip Stena Offshore prepared under French GAAP, which are included in this document.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

		Percentage of
		interest in
Consolidated Companies	Location	consolidation

Angoflex	Paris, France	100
Coflexip Stena Offshore International	Boulogne Billancourt, France	100
Coflexip Developpement	Boulogne Billancourt, France	100
Coflexip Stena Offshore N.V	Amsterdam, Netherlands	100
Coflexip Stena Offshore Contracting BV	Amsterdam, Netherlands	100
Coflexip Stena Offshore Holdings Ltd.	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ltd.	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ships One Ltd.	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ships Three Ltd.	Aberdeen, United Kingdom	100
Coflexip U.K. Stena Offshore Holdings Ltd.	Aberdeen, United Kingdom	100
Coflexip U.K. Ltd.	Aberdeen, United Kingdom	100
Perry Slingsby, Ltd.	Aberdeen, United Kingdom	100
DUCO Ltd.	Newcastle, United Kingdom	100
Captain Franck Mc Nulty and sons	Aberdeen, United Kingdom	90
Genesis Oil and Gas Consultants Ltd.	Aberdeen, United Kingdom	100
Mc Nulty Offshore Ltd.	Aberdeen, United Kingdom	90
Coflexip International Norge AS	Oslo, Norway	100
Coflexip Stena Offshore Norge AS	Oslo, Norway	100
Coflexip Stena Offshore AS	Lysaker, Norway	100
Coflexip Stena Offshore U.S.A. Holding Inc.	Houston, TX, U.S.A	100
Coflexip Stena Offshore Services Inc.	Houston, TX, U.S.A	100
DUCO Inc.	Houston, TX, U.S.A	100
Coflexip Maritime Inc.	Houston, TX, U.S.A	100
CSO Aker Maritime Inc.	Houston, TX, U.S.A	100
CSO Aker Engineering Inc.	Houston, TX, U.S.A	100
CSO Aker Marine Contractors Inc.	Houston, TX, U.S.A	100
Deep Oil Technology Inc.	Houston, TX, U.S.A	50
Genesis Oil and Consultants Inc.	Houston, TX, U.S.A	100
Spars International Inc.	Houston, TX, U.S.A	50
Perry Slingsby, Inc.	Jupiter, Florida, U.S.A	100
R.J. Brown Deepwater, Inc.	Houston, TX, U.S.A	100
Coflexip Stena Offshore Newfoundland	St John’s, Newfoundland, Canada	100
Stena Offshore (Jersey) Ltd.	Jersey	100
Coflexip Stena Offshore (Mauritius) Ltd.	Mauritius	100
Flexservice N.V	Dutch West Indies	100
Sunflex Offshore N.V	Dutch West Indies	100
Flexone N.V	Dutch West Indies	100
Brasflex	Rio de Janeiro, Brazil	100
Brasflex Overseas	Virgin Islands	100
Sea Oil	Cayman Islands, British West Indies	100
Flexibras	Vitoria, Brazil	100
Sigma	Vitoria, Brazil	100
Marflex	Rio de Janeiro, Brazil	100
Coflexip Stena Offshore Asia Pacific PTY Ltd.	Perth, Australia	100
Coflexip Stena Offshore PTY Ltd.	Perth, Australia	100
Coflexip Stena Offshore Maritime Pty Ltd.	Perth, Australia	100

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

		Percentage of
		interest in
Consolidated Companies	Location	consolidation

Coflexip Stena Offshore Oil and Gas Pty Ltd.	Perth, Australia	100
Genesis Oil and Gas Consultants Pty Ltd.	Perth, Australia	100
South East Asia Marine Engineering & Construction Ltd.	Calcutta, India	58.2
Coflexip Stena Offshore Aker Rauma Inc.	Finland	100
Mantyluoto Works OY	Finland	100
PI Rauma OY	Finland	50
CSO Singapour	Singapour	100
Gulf Marine Fabricators Inc.	Houston, TX, U.S.A.	100
CSO Aker Maritime Pty Ltd.	Australia	100

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

ERNST & YOUNG AUDIT

Represented by John Mackey

Paris, France

March 21, 2001

THE COFLEXIP STENA OFFSHORE GROUP

FINANCIAL HIGHLIGHTS

(in thousands except per share data and number of employees)

	2000	2000	1999	1998

	USD(1)	EUR	EUR	EUR(2)
INCOME STATEMENT
Net operating revenues	978,753	1,064,556	1,017,026	1,143,681
Operating income	100,079	108,853	136,931	149,726
Income before income taxes	283,666	308,534	140,531	155,584
Net income	204,748	222,697	89,610	96,558
Diluted Earnings per share(3)	10.84	11.79	4.93	5.49
Diluted Earnings per ADS(3)	5.42	5.90	2.46	2.74

BALANCE SHEET
Share capital	27,487	29,897	29,750	24,157
Shareholder’s equity	833,003	906,029	699,280	469,005
Long-term debt (excluding current portion)	44,642	48,556	61,895	132,510
Total long-term assets	513,056	558,034	533,432	470,150
Total assets	1,470,298	1,599,193	1,336,010	1,127,847

Backlog (unaudited)	855,961	931,000	472,000	861,000
Dividend per share	1.07	1.16	1.16	1.16
Number of employees(4) (unaudited)	4,214	4,214	3,829	4,039

(1)	U.S. dollar equivalent are provided for reader convenience at August 22, 2001 exchange rate of EUR 1 = USD 0.9194 (see Note 1 of the consolidated statements). No representation is made that the French franc or euro could have been, or could be, converted into U.S. dollars at this or any other rate.

(2)	1998 balances were restated from French francs to Euros using the exchange rate as of January 1, 1999: EUR 1 = FF 6.55957.

(3)	On a diluted basis, the average number of shares was: 18,891,262 in 2000 (37,782,524 ADS), 18,754,551 in 1999 (37,509,102 ADS), 18,433,712 (36,867,424 ADS) in 1998.

(4)	Includes the sub-contracted workforce (1,462 persons in 2000, 1,184 persons in 1999 and 1,349 persons in 1998) (unaudited).

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except per Share data)

	December 31,

	2000	2000	1999

	USD(1)	EUR	EUR
ASSETS
Current assets
Cash and cash equivalents	550,519	598,781	404,479
Trade accounts receivable (Note 3)	177,435	192,990	203,573
Contracts-in-progress (Note 4)	66,819	72,677	66,300
Inventories (Note 5)	73,383	79,816	63,338
Deferred income taxes (Note 11)	29,490	32,075	28,652
Prepaid expenses and other current assets	59,596	64,820	36,236

Total current assets	957,242	1,041,159	802,578

Investments in and advances to companies under the equity method (Note 6)	—	—	41,288
Other long-term investments and receivables	3,466	3,770	4,103

Investments and other assets	3,466	3,770	45,391

Property, plant, vessels and equipment (Note 7)	461,759	502,240	438,774

Intangible assets (Note 8)	47,831	52,024	49,267

Total assets	1,470,298	1,599,193	1,336,010

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities Bank overdrafts	7,009	7,623	5,767
Current portion of long-term debt (Note 9)	25,826	28,090	37,477
Trade accounts payable	74,867	81,430	75,417
Advance billings on contracts (Note 4)	85,902	93,433	71,022
Other current liabilities (Note 12)	335,742	365,176	318,133

Total current liabilities	529,346	575,752	507,816

Long-term debt (Note 9)	44,642	48,556	61,895
Deferred income taxes (Note 11)	19,399	21,099	27,391
Other long-term liabilities (Note 12)	43,908	47,757	39,628

Total long-term liabilities	107,949	117,412	128,914

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

See notes to consolidated financial statements

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,

	2000		1999	1998

	USD(1)	EUR	EUR	EUR(2)

	(amounts in thousands, except per share data)
Net operating revenues	978,753	1,064,556	1,017,026	1,143,681
Cost of operations	(695,556)	(756,532)	(690,026)	(804,265)
Depreciation and amortization	(87,233)	(94,880)	(84,878)	(93,781)
Selling, general and administrative expenses	(95,885)	(104,291)	(105,191)	(95,909)

OPERATING INCOME	100,079	108,853	136,931	149,726

Interest and other financial income	28,189	30,660	21,051	17,943
Interest and other financial expense	(10,798)	(11,745)	(18,071)	(19,712)
Net foreign exchange gains/(losses)	639	695	(2,416)	1,270
Other income	9,562	10,400	—	463
Capital gain on sale of Caldive (Note 2)	153,908	167,400	—	—
Equity income of investees (Note 6)	2,457	2,672	2,573	5,894
Minority interest	(369)	(401)	463	—

INCOME BEFORE INCOME TAXES	283,666	308,534	140,531	155,584

Income taxes (Note 11)	(78,919)	(85,837)	(50,921)	(59,026)

NET INCOME	204,748	222,697	89,610	96,558

Earnings per share (see Note 14) in circulation:
— Basic Earnings per share in circulation	10.98	11.94	5.47	6.13
— Diluted Earnings per share in circulation	10.84	11.79	4.93	5.49
Average number of shares and share equivalents outstanding (see Note 14) in circulation:
— On common shares	18,645,182	18,645,182	16,386,682	15,751,894
— On a diluted basis	18,891,262	18,891,262	18,754,551	18,433,712

(1)	U.S. dollar equivalents are provided for reader convenience at August 22, 2001 exchange rate of EUR 1 = USD 0.9194 (see Note 1 of the consolidated statements). No representation is made that the French franc or euro could have been, or could be, converted into U.S. dollars at this or any other rate.

(2)	1998 balances were restated from French francs to Euros using the exchange rate as of January 1, 1999: EUR 1 = FF 6.55957.

See notes to consolidated financial statements

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Accumulated
	Number		Additional			other	Total
	of shares	Common	paid-in	Treasury	Retained	comprehensive	shareholders’
	issued	stock	capital	stock	earnings(d)	income	equity

	(amounts in thousands of euros, unless stated otherwise)
Balance at January 1, 1998	15,821,032	24,119	176,366	(2,066)	187,278	25,421	411,118

Comprehensive income:
Net income	—	—	—	—	96,558	—	96,558
Translation adjustment	—	—	—	—	—	(21,996)	(21,996)

Comprehensive income							74,562

Treasury stock sold (net)	—	—	—	591	—	—	591
Effect of share issuance (note 13)	25,163	38	693	—	—	—	731
Dividends paid(a)	—	—	—	—	(17,997)	—	(17,997)

Balance at December 31, 1998
(thousands of Euros)(e)	15,846,195	24,157	177,059	(1,475)	265,839	3,425	469,005

Comprehensive income:
Net income					89,610		89,610
Translation adjustment						48,854	48,854

Comprehensive income							138,464

Treasury stock sold (net)				554			554
Effect of share issuance (note 13)	2,747,498	5,593	105,168		(1,196)		109,565
Dividends paid(b)					(18,308)		(18,308)

Balance at December 31, 1999
(thousands of Euros)	18,593,693	29,750	282,227	(921)	335,945	52,279	699,280

Comprehensive income:
Net income					222,697		222,697
Translation adjustment						1,716	1,716

Comprehensive income							224,413

Treasury stock sold (net)				107			107

Effect of share issuance (note 13)	92,066	147	1,837		1,248		3,232
Dividends paid(c)					(21,003)		(21,003)

Balance at December 31, 2000
(thousands of Euros)	18,685,759	29,897	284,064	(814)	538,887	53,995	906,029

Balance at December 31, 2000
(thousands of U.S. dollars)(f)	18,685,759	27,487	261,168	(748)	495,453	49,643	833,003

(a)	With respect to 1997 financial year, the COFLEXIP’s Annual Shareholder’s Meeting held on May 27, 1998 decided to pay a cash dividend of FRF 7.50 (EUR 1.14337) per share (dividend paid on 15,740,449 shares).

(b)	With respect to 1998 financial year, the COFLEXIP’s Annual Shareholders’ Meeting held on June 2, 1999 decided to pay a cash dividend of EUR 1.16 per share (dividend paid on 15,782,873 shares).

(c)	With respect to 1999 financial year, the COFLEXIP’s Annual shareholder’s meeting held on May 30, 2000 decided to pay a cash dividend of EUR 1.16 per share (dividends paid on 18,087,630 shares at EUR 1.16, and on 454,546 shares at EUR 0,04767 due to the conversion of redeemable notes in December 1999).

(d)	Retained earnings include legal and other non-distributable reserves in an amount of EUR 3,166 thousand at December 2000, EUR 2,606 thousand at December 1999 and EUR 2,603 thousand at December 31, 1998.

(e)	1998 balances were restated from French francs to Euros using the exchange rate as of January 1, 1999: EUR 1 = FF 6.55957.

(f)	U.S. dollar equivalent are provided for reader convenience at August 22, 2001 exchange rate of EUR 1 = USD 0.9194 (see Note 1 of the consolidated statements). No representation is made that the French franc or euro could have been, or could be, converted into U.S. dollars at this or any other rate.

THE COFLEXIP STENA OFFSHORE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2000	2000	1999	1998

	USD(1)	EUR	EUR	EUR(2)

	(amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	204,748	222,697	89,610	96,558
Depreciation and amortization	87,233	94,880	84,878	78,665
Depreciation of Australian plant	—	—	—	15,116
(Gain) on sale of assets	(9,829)	(10,691)	(533)	(663)
(Gain) on sale of CALDIVE’s shares	(156,195)	(169,888)	—	—
Deferred income taxes	(9,603)	(10,445)	(9,842)	(4,736)
Minority interest	369	401	(463)	—
Equity income of investees	(2,457)	(2,672)	(2,573)	(5,894)
Increase/(decrease) in other long-term liabilities	6,941	7,550	(2,056)	4,765
Increase/ decrease in operating assets and liabilities (net of effect from acquisition of business):
Decrease/(increase) in trade accounts receivable	10,135	11,023	8,643	(7,533)
Net decrease/(increase) in contracts-in-progress and advance billings on contracts	15,001	16,316	45,905	44,078
(Increase)/decrease in inventories	(12,399)	(13,486)	8,488	4,553
(Increase)/decrease in prepaid expenses and other current assets	(26,276)	(28,580)	28,857	(21,455)
Increase/(decrease) in bank overdrafts	1,681	1,828	7,287	(41,524)
Increase/(decrease) in trade accounts and notes payable	5,729	6,231	(20,128)	1,709
Increase/(decrease) in other current liabilities	42,055	45,742	(24,121)	45,606

NET CASH PROVIDED BY OPERATING ACTIVITIES	157,131	170,906	213,952	209,245

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant, vessels and equipment	(136,739)	(148,726)	(83,487)	(65,725)
Cash paid for acquired businesses	(13,965)	(15,189)	(11,480)	—
Cash of acquired businesses	102	111	547	—
Net advances repaid by (made to) affiliates	—	—	—	826
Acquisitions of other long-term investments and additions to long-term receivables	(847)	(921)	(1,520)	(1,661)
Disposals of other long-term investments and collections of long-term receivables	291	316	2,293	6,810
Proceeds from sale of assets	14,026	15,256	1,075	2,959
Proceeds from sale of CALDIVE’s shares	196,454	213,676	—	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	59,322	64,523	(92,572)	(56,791)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt	(36,246)	(39,423)	(8,279)	(25,886)
Issuance of long-term debt	11,757	12,788	40,149	10,793
Increase in common stock	2,972	3,232	2,190	731
Dividends paid by Coflexip S.A.	(19,310)	(21,003)	(18,308)	(17,997)
Treasury stock sold	98	107	554	591

NET CASH (USED) IN PROVIDED BY FINANCING ACTIVITIES	(40,729)	(44,299)	16,306	(31,768)

Effects of exchange rate changes on cash	2,916	3,172	23,688	(16,094)

NET INCREASE IN CASH AND CASH EQUIVALENTS	178,641	194,302	161,374	104,592

Cash and cash equivalents at beginning of year	371,878	404,479	243,105	138,513

CASH AND CASH EQUIVALENTS AT END OF YEAR	550,519	598,781	404,479	243,105

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	8,264	8,988	19,923	21,095
Income taxes	61,268	66,639	63,331	69,936

(1)	U.S. dollar equivalents are provided for reader convenience at August 22, 2001 exchange rate of EUR 1 = USD 0.9194 (see Note 1 of the consolidated statements). No representation is made that the French franc or euro could have been, or could be, converted into U.S. dollars at this or any other rate.

(2)	1998 balances were restated from French francs to Euros using the exchange rate as of January 1, 1999: EUR 1 = FF 6.55957.

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      The market value of our investment in Cal Dive amounted to EUR 121,992 thousand at December 31, 1999.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      Deferred income taxes result from the tax effect of temporary differences between the financial reporting and tax bases of the Group’s assets and liabilities. Deferred income taxes comprise the following significant components:

	Year ended December 31,

	2000	1999	1998

	In thousands of EUR
Profit in inventory	2,296	(403)	(1,322)
Long-term contracts and related provisions	(4,021)	(9,131)	(1,630)
Net operating loss carry-forward	(5,207)	(937)	1,055
Capital leases	220	1,107	2,352
Other	(3,733)	(478)	(5,191)

Deferred income taxes	(10,445)	(9,842)	(4,736)

      The Group’s tax expense varies from the French statutory tax rate as a result of the following factors:

	Year ended December 31,

	2000	1999	1998

	In thousands of EUR
Statutory tax rate(1)	116,502	56,212	64,832
Equity income of investees	(1,009)	(1,029)	(2,456)
Non deductible depreciation and amortization charge	4,682	4,205	4,741
Adjustments for foreign income taxes different from the French statutory tax rate	(7,549)	(10,934)	(14,740)
Sale of Cal Dive’s shares at a reduced tax rate	(24,510)	—	—
Effect of the cease of operations in the Australian plant	(893)	(2,058)	9,117
Other items — net	(1,386)	4,525	(2,468)

Effective tax	85,837	50,921	59,026

(1)	The statutory tax rate in France was 37.76% at December 31, 2000 (40% at December 31, 1999 and 41.67% at December 31, 1998).

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Analysis of the net deferred tax liabilities and assets is as follows:

	December 31,

	2000	1999

	In thousands of EUR
Gross deferred tax assets
Profit in inventory	1,563	3,648
Long-term contracts	25,487	19,170
Capital leases	824	1,044
Net operating loss carry-forwards	10,260	4,122
Difference between accumulated depreciation and capital allowance on owned assets	892	1,229
Employee benefit	1,835	1,987
Other	9,874	41

Gross deferred tax assets	50,735	31,241

Less: valuation allowance	(2,795)	(2,589)

Total deferred tax assets, net	47,940	28,652

Deferred tax liabilities
Difference between accumulated depreciation and capital allowance on owned assets	22,525	17,001
Capital leases	6,097	5,789
Long-term contracts	6,349	4,053
Other	1,993	548

Gross deferred tax liability	36,964	27,391

Net deferred tax	10,976	1,261

Reflected on consolidated balance sheet Current deferredtax assets, net	32,075	28,652
Current deferred tax liabilities	—	—
Long term deferred tax liability, net	21,099	27,391

Net deferred tax assets (liabilities)	10,976	1,261

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Other long-term liabilities consist of the following:

	December 31,

	2000	1999

	In thousands of EUR
Government research grants	6,268	6,095
Provision for drydocking	8,612	1,977
Employee profit sharing scheme	7,322	6,501
Retirement indemnities	912	490
Minority interests	13,000	13,306
Other liabilities	11,643	11,259

Other long-term liabilities	47,757	39,628

      The activity in dry-docking liability accounts for 1998, 1999 and 2000 was as follows:

Balance at January 1, 1998.	4,455
Accruals	6,912
Expenditures	(6,836)
Translation adjustment	38
Balance at January 1, 1999.	4,569
Accruals	9,002
Expenditures	(12,033)
Translation adjustment	439
Balance at January 1, 2000.	1,977
Accruals	13,931
Expenditures	(7,132)
Translation adjustment	(164)
Balance at December 31, 2000	8,612

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      92,066 fully paid ordinary shares as the result of stock-option exercise issued during 2000, increased the shares of common stock from FRF 195,146,609.24 (EUR 29,749,908.80) to FRF 196,112,870.69 (EUR 29,897,241.40).

Stock options

      Under APB N(o) 25, Coflexip recognizes no compensation expense related to employee stock options. Had compensation costs been determined as prescribed by SFAS N(o) 123, Coflexip’s net earnings and earnings per share would have been reduced to pro forma amounts indicated below:

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the year ended and at December 31, 2000

			Asia	Rest of		Consolidated
	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from external customers	506,803	196,995	84,377	276,381	—	1,064,556
Intersegment revenues	7,400	—	—	4,549	(11,948)	—

Total Revenues	514,202	196,995	84,377	280,930	(11,948)	1,064,556

Segment Profit and Loss EBITDA	131,635	57,975	22,878	32,783		245,271

General Corporate Expenses(1)						(41,538)

Segment Profit and Loss EBITDA						203,733

Depreciation						(94,880)

Operating income						108,853

(1)	Excluding depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

	For the year ended and at December 31, 1999

			Asia	Rest of		Consolidated
	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from external customers	506,067	129,920	116,740	264,299	—	1,017,026
Intersegment revenues	18,273	394	108	5,463	(24,238)	—

Total Revenues	524,340	130,314	116,848	269,762	(24,238)	1,017,026

Segment Profit and Loss EBITDA	138,892	44,598	23,256	56,780	—	263,526

General Corporate Expenses(1)						(41,717)

Segment Profit and Loss EBITDA						221,809

Depreciation						(84,878)

Operating income						136,931

(1)	Excluding depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the year ended and at December 31, 1998

			Asia	Rest of		Consolidated
	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from external customers	550,671	231,043	154,403	207,564		1,143,681
Intersegment revenues	18,800	3,402	332	13,176	(35,710)	—

Total Revenues	569,471	234,445	154,735	220,740	(35,710)	1,143,681

Segment Profit and Loss EBITDA	153,214	56,695	38,034	34,737	—	282,680

General Corporate Expenses(1)						(39,173)

Segment Profit and Loss EBITDA						243,507

Depreciation						(93,781)

Operating income						149,726

(1)	Excluding depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

Measurement of segment profit or loss by location of subsidiary:

      The following tables present net operating revenues, operating income and identifiable assets by geographical zone (by location of subsidiary):

	For the year ended and at December 31, 2000

				Asia	Rest of		Consolidated
	France	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from unaffiliated customers	164,413	516,951	119,908	77,198	186,086		1,064,556
Revenues between geographic zones	110,003	93,038	5,246	643	7,131	(216,061)

Net operating revenues	274,416	609,989	125,154	77,841	193,217	(216,061)	1,064,556

Operating income
(before corporate expenses)	64,055	71,833	22,883	5,656	(11,188)		153,239
General corporate expenses(1)							(44,386)

Operating income							108,853

Equity income of investee					2,672		2,672

Tangible assets	180,955	188,906	95,111	23,054	14,214		502,240

(1)	Including depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the year ended and at December 31, 1999

				Asia	Rest of		Consolidated
	France	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from unaffiliated customers	153,946	541,109	65,546	115,962	140,463	—	1,017,026
Revenues between geographic zones	140,839	78,998	4,448	1,020	5,319	(230,624)	—

Net operating revenues	294,785	620,107	69,994	116,982	145,782	(230,624)	1,017,026

Operating income
(before corporate expenses)	33,525	123,062	8,823	13,558	2,528	—	181,496
General corporate expenses(1)							(44,565)

Operating income							136,931

Equity income of investees					2,573		2,573

Tangible assets	109,405	179,902	94,948	38,682	15,837		438,774

(1)	Including depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

	For the year ended and at December 31, 1998

				Asia	Rest of		Consolidated
	France	North Sea	Brazil	Pacific	World	Eliminations	Total

	In thousands of EUR
Revenues from unaffiliated customers	144,021	581,550	156,000	152,637	109,473	—	1,143,681
Revenues between geographic zones	112,758	82,960	3,244	8,258	12,992	(220,212)	—

Net operating revenues	256,779	664,510	159,244	160,895	122,465	(220,212)	1,143,681

Operating income
(before corporate expenses)	51,054	106,178	25,495	6,180	2,840	—	191,747
General corporate expenses(1)							(42,021)

Operating income							149,726

Equity income of investees	2,042	—	—	—	3,852	—	5,894

Tangible assets	138,729	185,728	29,337	2,065	15,798	—	371,657

(1)	Including depreciation of goodwill relative to the acquisition of Stena Offshore in 1994.

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Note 22 — List of principal consolidated subsidiaries and equity accounted companies

		Percentage of
		interest in
Consolidated Companies	Location	consolidation

Coflexip	Paris, France	100
Cofleximmo	Paris, France	100
Coflexip Stena Offshore Deep Water	Paris, France	100
Coflexip Stena Offshore International	Boulogne Billancourt, France	100
Coflexip Développement	Boulogne Billancourt, France	100
Coflexip Stena Offshore N.V.	Amsterdam, Netherlands	100
Coflexip Stena Offshore Contracting BV	Amsterdam, Netherlands	100
Coflexip Stena Offshore Holdings Ltd.	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ltd.	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ships One Ltd.	Aberdeen, United Kingdom	100
Coflexip Stena Offshore Ships Three Ltd.	Aberdeen, United Kingdom	100
Northern Coasters Ltd.	Aberdeen, United Kingdom	100

THE COFLEXIP STENA OFFSHORE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentage of
		interest in
Consolidated Companies	Location	consolidation

Technical Diving Services Ltd.	Aberdeen, United Kingdom	100
Anchortech Ltd.	Aberdeen, United Kingdom	100
Coflexip U.K. Stena Offshore Holdings Ltd.	Aberdeen, United Kingdom	100
Coflexip U.K. Ltd.	Aberdeen, United Kingdom	100
Perry Slingsby, Ltd.	Aberdeen, United Kingdom	100
DUCO Ltd.	Newcastle, United Kingdom	100
Coflexip Stena Offshore Norge A/S	Oslo, Norway	100
Coflexip Stena Offshore A/S	Lysaker, Norway	100
Coflexip Stena Offshore U.S.A. Holding Inc.	Houston, TX, U.S.A.	100
Coflexip Stena Offshore Services Inc.	Houston, TX, U.S.A.	100
DUCO Inc.	Houston, TX, U.S.A.	100
Perry Slingsby, Inc.	Jupiter, Florida, U.S.A.	100
R.J. Brown Deepwater, Inc.	Houston, TX, U.S.A.	100
Coflexip Stena Offshore Newfoundland	St John’s, Newfoundland, Canada	100
Stena Offshore (Jersey) Ltd.	Jersey	100
Coflexip Stena Offshore (Mauritius) Ltd.	Mauritius	100
Flexservice N.V	Dutch West Indies	100
Sunflex Offshore N.V	Dutch West Indies	100
Flexone N.V	Dutch West Indies	100
Brasflex	Rio de Janeiro, Brazil	100
Brasflex Overseas	Virgin Islands	100
Sea Oil	Cayman Islands, British West Indies	100
Flexibras	Vitoria, Brazil	100
Sigma	Vitoria, Brazil	100
Marflex	Rio de Janeiro, Brazil	100
Coflexip Stena Offshore Asia Pacific PTY Ltd.	Perth, Australia	100
Coflexip Stena Offshore PTY Ltd.	Perth, Australia	100
South East Asia Marine Engineering & Construction Ltd.	Calcutta, India	58.2

SIGNATURES

      The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TECHNIP-COFLEXIP

By:	/s/ Daniel Valot

Name: Daniel Valot
Title: Chief Executive Officer

Date: June 24, 2003

CERTIFICATIONS

      I, Daniel Valot, certify that:

1. I have reviewed this annual report on Form 20-F of Technip-Coflexip;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a.   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b.   evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

      c.   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

      a.   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

      b.   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

/s/ Daniel Valot

Daniel Valot
Chief Executive Officer

      I, Olivier Dubois, certify that:

1. I have reviewed this annual report on Form 20-F of Technip-Coflexip;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a.   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b.   evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

      c.   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

      a.   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

      b.   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

/s/ Olivier Dubois

Olivier Dubois
Chief Financial Officer