Form 20-F
period 2003-12-31
TECHNIP
filed 2004-06-29
CIK 1157654

As filed with the Securities and Exchange Commission on June 29, 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number 1-15234
TECHNIP
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	France (Jurisdiction of incorporation or organization)
6-8 allée de l’Arche, Faubourg de l’Arche, Zac Danton
92400 Courbevoie, France
(telephone: 011-33-1 4778-2121)
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:

American Depositary Shares, each representing one-fourth of one Ordinary Share*	New York Stock Exchange
Ordinary Shares	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

          Ordinary Shares, nominal value €3.05 per share: 23,738,331

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

Item 17 ☐                  Item 18 ☒

PRESENTATION OF INFORMATION

      In this annual report, all references herein to “U.S. dollars”, “dollars”, “cents” or “U.S.$” are to the currency of the United States; references to “France” are to the French Republic; references to “French francs”, “francs” or “FF” are to the currency of France prior to January 1, 1999 and references to “euro” or “€” are to the currency of the European Monetary Union including France.

      Various amounts and percentages in this annual report have been rounded and, accordingly, may not total.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This annual report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information — Risk Factors”, “Item 4. Information on Technip” and “Item 5. Operating and Financial Review and Prospects”. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

      These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. You should review carefully all information, including the financial statements and the notes to the financial statements, included in this annual report. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	our ability to successfully execute large integrated services contracts, and construction and project risks generally;

•	the level of production-related capital expenditure in the oil and gas industry as well as other industries;

•	interest rate fluctuations;

•	currency fluctuations;

•	the timing of development of energy resources;

•	armed conflict or political instability in the Arabic-Persian Gulf or other regions;

•	the strength of competition;

•	control of costs and expenses;

•	the reduced availability of government-sponsored export financing;

•	the timing and success of anticipated integration synergies; and

•	stability in developing countries.

      The risk factors described beginning on page 8 could affect our future results, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this annual report are made only as of the date of this annual report. We cannot assure you that projected results or events will be achieved.

      All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section.

      Readers are urged to carefully review and consider the various disclosures made by us that attempt to advise interested parties of the factors affecting our business, including the disclosures made under the captions “Item 3. Key Information — Risk Factors”, “Item 4. Information on Technip” and “Item 5. Operating and Financial Review and Prospects” in this annual report, as well as our other periodic reports on Form 6-K submitted to the Securities and Exchange Commission.

      Unless otherwise stated or the context otherwise requires, references to “we”, “us”, “our”, “Group”, “Company” and similar references refer to Technip. References to “EU” refer to the European Union and references to “U.S.” refer to the United States of America.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2.     Offer Statistics and Expected Timetable

      Not applicable.

Item 3.     Key Information

Selected Financial Data

      We publish our consolidated financial statements in euro. However, our financial statements for 1999, 2000 and 2001 were originally prepared in French francs, and have been translated into euro for purposes of this document at the rate of FF 6.55957 = €1.00, the applicable legal rate of conversion established on January 1, 1999. For additional information regarding the euro and the French franc, see “— Exchange Rate Information” below. Unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of U.S.$1.2217 per €1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on May 28, 2004. See “— Exchange Rate Information” below for information regarding the euro and French franc/U.S. dollar exchange rates from 1999 to the present.

      Unless otherwise indicated, we have prepared the financial information contained in this annual report in accordance with French generally accepted accounting principles (“French GAAP”), which differ in certain significant respects from U.S. GAAP. See Notes 30 through 32 to our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 (the “Consolidated Financial Statements”) included elsewhere in this Form 20-F for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

      The tables below present selected consolidated financial data for the Group for the five-year period ended December 31, 2003. Such data with respect to the years ended December 31, 2001, 2002 and 2003 have been extracted or derived from the Consolidated Financial Statements of the Group, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by Barbier Frinault & Autres — Ernst & Young, independent auditors, as indicated in their report thereon, which also appears in this annual report.

	Year ended December 31,

	2003
			2002	2001	2000	1999
	U.S.$(1)	€	€	€	€	€

	(amounts in millions, except share data)
INCOME STATEMENT DATA:
French GAAP
Net sales	5,755.6	4,711.1	4,452.3	3,546.0	2,972.0	2,782.2
Operating expenses	5,477.5	4,483.5	4,247.7	3,311.2	2,789.4	2,621.2
Operating income	278.1	227.6	204.6	234.8	182.6	161.0
Net income (loss)	(24.1)	(19.7)	(29.4)	108.1	214.2	172.6
U.S. GAAP
Net sales	5,706.9	4,671.3	4,432.0	3,547.3	2,989.5	2,783.7
Operating income	236.5	193.6	177.1	198.7	151.7	150.9
Net income	85.0	69.6	83.3	114.8	164.9	109.6

	Year ended December 31,

	2003
			2002	2001	2000	1999
	U.S.$(1)	€	€	€	€	€

	(amounts in millions, except share data)
Per Share Data:
French GAAP
Non-Diluted earnings (loss) per share	(1.0)	(0.84)	(1.1)	4.45	13.90	10.95
Diluted earnings (loss) per share	—	—	—	4.26	12.85	10.75
Non-Diluted number of shares (thousands)	23,432	23,432	26,794	24,242	15,412	15,759
Diluted number of shares (thousands)(2)	29,302	29,302	28,386	25,388	16,665	16,051
Dividend paid per share	4.03	3.30	3.30	3.30	3.30	3.00
U.S. GAAP
Basic earnings per share	3.63	2.97	3.23	6.85	10.84	7.12
Diluted earnings per share	3.08	2.52	2.75	6.77	10.73	7.10
Basic number of shares (thousands)	23,432	23,432	25,823	16,770	15,210	15,387
Diluted number of shares (thousands)(2)	27,641	27,641	30,325	16,962	15,374	15,446
OTHER FINANCIAL DATA:
French GAAP
Purchase of fixed assets	153.9	126.0	126.2	2,670.5	702.2	109.8
Depreciation and amortization	282.9	231.6	260.8	110.9	43.0	31.8
BALANCE SHEET DATA:
French GAAP
Cash and cash equivalents	1,090.2	892.4	741.1	763.4	563.1	1,019.4
Working capital requirement	(1,193.8)	(977.2)	(879.2)	(695.7)	(648.0)	(830.9)
Non-current assets, net	3,965.6	3,246.0	3,518.2	3,806.8	1,050.7	431.8
Total assets	14,670.3	12,008.1	10,606.0	12,117.7	6,906.6	6,205.0
Convertible bonds redemption premium	103.2	84.5	90.4	—	—	—
Total short-term debt	276.5	226.3	297.0	456.7	191.2	15.0
Total long-term debt	1,103.4	903.2	950.1	1,182.2	4.8	6.8
Shareholders’ equity	2,367.7	1,938.0	2,026.3	2,214.2	766.4	596.2
Minority interests	11.2	9.2	16.3	21.4	3.4	2.3
U.S. GAAP
Total long-term debt	1,103.4	903.2	950.1	1,182.2	4.8	6.8
Total assets	7,386.3	6,045.9	5,972.9	7,672.4	2,451.8	2,304.8
Shareholders’ equity	2,644.1	2,164.3	2,108.5	2,228.3	764.9	639.6

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on May 28, 2004 of U.S.$1.2217 per €1.00 for the year ending December 31, 2003.

(2)	Diluted number of shares for 2001 excludes 1,847,376 shares held by our subsidiary ISIS, which we cancelled subsequent to our merger with ISIS in 2002.

Exchange Rate Information

      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in French francs per U.S.$1.00 or U.S. dollars per €1.00, as the case may be. Since January 1, 1999, the euro has substituted the French franc as the lawful currency of France. These rates are provided solely for the convenience of the reader and are not the rates we used in the preparation of our Consolidated Financial Statements included elsewhere in this annual report. We use the rate published by the Banque de France for our internal financial reporting and for the presentation of certain U.S. dollar/ French franc and U.S. dollar/euro translations set forth herein (see “— Selected Financial Data”). No representation is made that French francs or euro could have been, or could be, converted into U.S. dollars at these rates or any other rate. January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for French francs.

	French francs per U.S.$1.00				U.S. dollars per €1.00

	Year/period	Average			Year/period		Average
	end rate	Rate(1)	High	Low	end rate		Rate(1)		High		Low

Yearly amounts
1999(2)	FF 6.51	FF 6.20	FF 6.54	FF 5.55	U.S.$	1.01	U.S.$	1.06	U.S.$	1.18	U.S.$	1.00
2000	—	—	—	—		0.94		0.92		1.03		0.83
2001	—	—	—	—		0.89		0.89		0.95		0.84
2002	—	—	—	—		1.05		0.95		1.05		0.86
2003	—	—	—	—		1.26		1.14		1.26		1.04
Monthly amounts
December 2003	—	—	—	—		1.26		1.23		1.26		1.20
January 2004	—	—	—	—		1.25		1.26		1.29		1.24
February 2004	—	—	—	—		1.24		1.26		1.28		1.24
March 2004	—	—	—	—		1.23		1.23		1.24		1.21
April 2004	—	—	—	—		1.20		1.20		1.24		1.18
May 2004	—	—	—	—		1.22		1.20		1.22		1.18
June 2004 (through June 18, 2004)	—	—	—	—		1.21		1.21		1.23		1.20

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(2)	January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the French franc.

      Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of our shares and, as a result, will affect the market price of our ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar pay out relating to any cash dividends received by holders of our ADSs.

      For a discussion of the impact of exchange rate fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

Dividends

      We paid dividends for the five years ended December 31, 2003 as follows:

	Distribution	Number of shares
Year	(in € millions)	at December 31,	(in €)

					Total
					gross
					dividend
					per share

				Avoir
			Net	Fiscal
			dividend	per
				share

				)
				(in €

2003	79.4	23,738.331	3.30	1.65	4,95
2002	77.3	23,408,004	3.30	1.65	4.95
2001	86.1	26,713,448	3.30	1.65	4.95
2000	50.9	16,029,305	3.30	1.65	4.95
1999	45.9	15,758,537	3.00	1.50	4.50

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

Risks Related to Our Operations

We may fail to successfully execute large integrated services contracts, which could inhibit our margins

      Our recent experience indicates that clients, particularly in the offshore sector, are increasingly consolidating the development of large sites into fewer, and hence larger and more technically complex, turnkey projects and increasingly awarding the entire contract to a single project contractor. This trend has led us to bid for and win larger and more highly integrated projects. Competitors may, whether through consolidation or growth, present more credible integrated solutions than we do, causing us to win fewer tenders. If we do not succeed in being awarded the contracts for these projects, we could fail to increase, or even maintain, our volume of projects, net sales and net income.

      Execution of integrated projects that we succeed in obtaining presents risks. Larger average contract sizes may tend to concentrate our portfolio on fewer contracts, increasing the potential volatility of our results and exposure to individual contract risks. Managing large-scale integrated projects may also increase the potential size of cost overruns and negatively affect our operating margins. Additionally, while in the past we selectively bid on only those contracts related to the portions of a site which we believed had the best potential for high margins, large-scale integrated projects may cause us to assume potentially lower margin portions of a site as well.

We are contractually exposed to significant construction risks that could cause us to incur losses

      We derived approximately 83% of our 2003 net sales from lump-sum turnkey contracts. We expect that turnkey contracts will continue to account for a similar portion of our net sales. Under these contracts, we agree for a fixed price to design, build and install completed facilities which are delivered in a ready to operate condition. The actual expense to us of executing a lump-sum turnkey contract may vary substantially from the assumptions underlying our bid for several reasons, including:

•	unanticipated increases in the cost of equipment, materials or manpower;

•	unforeseen construction conditions creating unanticipated costs;

•	delays caused by local weather conditions; and

•	suppliers’ or subcontractors’ failure to perform.

      Under a lump-sum turnkey contract, however, we are generally unable to increase our price to reflect these factors, which are difficult to predict at the time of bidding. For these reasons, it is not possible for us to reliably estimate with complete certainty our final costs or margins on a contract at the time of bidding or during the early phases of its execution. If our actual expenses were to increase for these or any other reasons, we could recognize reduced margins or even incur a loss on the contract.

Losses on one or more large contracts could reduce our net income or cause us to incur a loss

      Our five largest contracts, all of which are turnkey contracts, represented 30% of our backlog at December 31, 2003, compared to 34% of our backlog at December 31, 2002 and 26% of our backlog at December 31, 2001. Although we are more highly diversified following our acquisition of Coflexip, our contract portfolio will continue to be relatively concentrated and the combined businesses’ expected increased success in bidding for large integrated turnkey contracts is expected to contribute to continued concentration. If we do not achieve our expected margins or suffer losses on one or more of these large contracts, this could reduce our net income or cause us to incur a loss.

Because most of our sales are to companies in the hydrocarbon/ petrochemical industry, a reduction in production-related capital spending in that industry could cause our projects to be postponed or cancelled and constrain our ability to grow or maintain profits

      Demand for our services depends on the hydrocarbon/ petrochemical industry’s capital expenditures for development of fields, refining of oil and gas and production of their derivatives. Net sales derived from this industry accounted for approximately 91.9% of our sales in 2003, 93.3% of our net sales in 2002 and 86.7% of our net sales in 2001. We estimate that the hydrocarbon/ petrochemical industry will continue to account for a substantial majority of our net sales in the coming years. The prices of oil and gas on the world markets are a significant influence on the hydrocarbon/ petrochemical industry’s capital expenditures. In the upstream segment of the industry, sustained reductions in oil and gas prices may reduce our upstream clients’ financial incentives to invest in new developments, with high-cost offshore developments and onshore gas-related projects generally being the most severely affected. In the downstream segment of the industry, sustained increases in oil and gas prices put downward pressure on consumer demand for products derived from oil and gas, including gasoline, chemicals, synthetic fabrics and plastics. Any resulting reduction or slowing of demand reduces our downstream clients’ financial incentives to invest in additional production capacity. In both the upstream and downstream segments, sustained volatility of oil and gas prices can also cause capital expenditures to be postponed or cancelled.

      The hydrocarbon/ petrochemical industry’s capital expenditures are also influenced by the following factors:

•	the rate of discovery and development of new oil and gas reserves;

•	global demand for energy;

•	global demand for petrochemicals and fertilizers;

•	local and international political and economic conditions; and

•	trends in environmental legislation.

      A reduction of capital investment in the hydrocarbon/ petrochemical industry due to any of these factors or for any other reason could constrain our ability to grow, or even maintain, profits.

Interest rate movements or a decline in our cash balances could reduce our net income

      Our financial results are sensitive to changes in interest rates. Income from investments in short-term money market instruments represents a portion of our net income. This source of income is affected by movements in interest rates, our own cash balances, as well as by cash balances on contracts resulting from down payments and progress payments from clients. We negotiate the level of down payments and progress payments with our clients on a contract-by-contract basis. Lower prevailing interest rates, a decline in our cash balances, or a reduction in cash balances on our contracts could reduce our net income despite positively impacting our interest expense. Higher prevailing interest rates will raise our cost of borrowing under our financing debt carrying variable rates, notably our financial debt related to the financing of the Technip-Coflexip business combination, and could result in lower net income despite positively impacting our interest income.

Because we make sales and incur expenses in multiple currencies, exchange rate movements may cause us to incur losses

      Significant portions of our sales and expenses are denominated in currencies other than the euro, most significantly the U.S. dollar and the British pound sterling. To the extent that our expenditures and revenues are not denominated in the same currency, exchange rate fluctuations could cause our costs to grow larger than our revenues on a given contract. Although we closely follow our exposure to non-euro currencies on a contract-by-contract basis and enter into hedging transactions in an attempt to reduce the risks of currency fluctuations, these activities are not always sufficient to protect us against incurring potentially large losses if currencies were to fluctuate significantly.

One or more of our contracts for projects in Iran may be subject to U.S. sanctions, which could limit our ability to obtain credit from U.S. financial institutions and restrict our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities

      As a foreign multinational corporation with operations throughout the world, we engage in activities in and with countries prohibited under U.S. law to U.S. citizens and persons subject to U.S. laws, including, in some cases, foreign persons and corporations. Under the U.S. Iran and Libya Sanctions Act of 1996, as amended in August 2001 (“ILSA”), the U.S. government may impose sanctions on companies that make statutorily defined investments in the petroleum industry in Iran. ILSA originally also applied to Libya. Recently, however, the president of the United States has made a determination that effectively suspends the application of ILSA with respect to Libya. As amended, ILSA requires the president of the United States to impose two or more of certain enumerated sanctions on any person or company, regardless of nationality, that makes investments in Iran of U.S.$20 million or more which directly contribute to the enhancement of Iran’s ability to develop its petroleum industries. We are engaged in activities in Iran, consisting principally of turnkey project management services. Our net sales in Iran during the year ended December 31, 2003 amounted to €185 million (approximately U.S.$209 million). At December 31, 2003, we had backlog amounting to approximately €307 million (approximately U.S.$375 million) in Iran. If the U.S. government were to determine that some or all of our activities in Iran are investments as statutorily defined by ILSA, ILSA grants the president of the United States discretion in determining which sanctions to apply, which can include restricting our ability to obtain credit from U.S. financial institutions or support from the U.S. Export-Import Bank, or restricting our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities. For a more detailed discussion of our operations in Iran and of U.S. and international sanctions, see “Item 4. Information on Technip — Geographical and Segment Breakdown of Net Sales and Backlog”.

Risks Related to the Engineering and Construction Industry

Intensified price pressure by our competitors could reduce the volume of contracts meeting our potential margin criteria and negatively affect our net income

      Most of our contracts are obtained through a competitive bidding process, which is standard in the engineering and construction services industry. We compete primarily against major U.S., European and East Asian engineering and construction companies. While service quality, technological capacity and performance and personnel, as well as reputation and experience, are strongly considered in client decisions, price is the major factor in most tender awards. In the past, our industry has been frequently subject to intense price competition. If price competition were to intensify in the future, the number of tenders meeting our criteria for high potential margins could decline, and our volume and net income could grow more slowly or decrease as our fixed costs increased in proportion to our revenues.

Because a large number of oil and gas projects are found in developing countries, political and social instability in these countries could cause projects to be cancelled, postponed or subject to delays, which could increase our costs and reduce our future growth opportunities

      Much of our business involves projects in developing or less developed countries that are experiencing or may experience political and social instability. For the year ended December 31, 2003, a majority of our net sales came from projects located in developing countries. Unanticipated political events or social disturbances in developing or less developed countries could cause a material decrease in our profitability. For example, the Gulf War in 1990 and 1991 disrupted some of our projects. We cannot exclude that the current armed conflict in the Middle East will not delay or otherwise negatively affect our backlog and future business prospects in this region and elsewhere. Our Sincor refinery project in Venezuela has been affected by general political and social unrest in that country, which delayed our reaching several intermediate project milestones in 2000 and led us to constitute contract-specific reserves, which negatively affected our refining segment’s operating income for the year. In response to these risks, we have adopted a policy of maximizing our insurance coverage by using government-sponsored and private export credit and insurance agencies and by matching our work progress and outlays to cash advances on all contracts. However, in the event of national or regional political instability, these insurance policies may be inadequate to prevent us from taking a loss on contracts in progress, which could reduce our net income or cause us to incur a loss. Political instability may also result in fewer new project tenders meeting our criteria. For these reasons, political instability in developing countries could increase our costs and reduce our future growth opportunities.

Reduced availability of government-sponsored export financing could increase project costs to our clients and lead to fewer new projects and reduce our growth opportunities

      We rely, to some extent, on government-sponsored or private export credit and insurance agencies, such as the French COFACE, the Italian SACE, the Dutch NCM, the Spanish CESCE and the U.S. Export-Import Bank, to assist our clients to obtain financing for some major contracts. If this financing assistance were reduced from current levels, our clients might choose to undertake fewer projects. A reduction in the number of new contract tenders for this reason would reduce our growth opportunities.

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

      The changes in the environmental regulations or the interpretation or enforcement thereof could result in increased costs and liabilities. For instance, the implementation of the European Directive of April 21, 2004 with regard to the prevention and remedying of environmental damage could increase our potential environmental liability.

Risks Related to Our Shares and American Depositary Shares (“ADS”)

The market value of our shares or American depositary shares could decline if one of our major shareholders sold a substantial number of our shares

      As of February 29, 2004, our two largest shareholders, Institut Français du Pétrole (“IFP”) and Gaz de France, owned in the aggregate, approximately 13.9% of our outstanding share capital and approximately 23.6% of our voting rights. In addition, Total owns approximately 2.1% of our share capital and approximately 2.6% of our voting rights. See “Item 7. Major Shareholders and Related Party Transactions”. Sales of a substantial number of our shares or American depositary shares in the public markets, or the perception that sales of a substantial number of our shares or American depositary shares could occur, could exert downward pressure on the prevailing market prices for our shares and American depositary shares, causing them to decline.

Fluctuations in the exchange rate between the U.S. dollar and the euro may reduce the U.S. dollar market value of our American depositary shares as well as the U.S. dollar value of any dividends we pay

      We will pay any cash dividends in euro, and, as a result, exchange rate movements will affect the U.S. dollar value of these dividends as well as any other U.S. dollar distributions paid to you by the depositary if you hold our American depositary shares. Exchange rate movements will also affect the market value of our American depositary shares, which could alter their value to you.

Double voting rights of our shares and change of control provisions in our agreements may limit our shareholders’ opportunities to be offered a premium price for our shares by a potential acquiror

      Under our current articles of association (statuts), our shareholders who hold their shares in the same name in registered form for at least two years have the right to two votes for every share thus held. As a result, new purchasers of our shares qualify to obtain double voting rights only after holding our shares in the same name in registered form for two years. See “Item 9. The Offer and Listing” and “Item 10. Additional Information — Shareholders’ Meetings and Voting Rights — Double Voting Rights”. As of December 31, 2003, 4,247,404 of our shares carried double voting rights, representing approximately 17.89% of our outstanding share capital and approximately 30.50% of our voting rights. On April 29, 2004, our shareholders authorized our board of directors to effect a substantial capital increase in the event of a tender offer for our share capital. We are also a party to a number of joint ventures, concessions, license arrangements and other agreements that contain change of control provisions. The double voting rights, capital-increase authorization and change of control provisions may make it difficult or undesirable for a potential acquiror to acquire a substantial percentage of our voting rights, and may therefore provide a defense against hostile takeovers or, more generally, may delay and impede a change in control in which our shareholders might receive a premium above the then-current market price for our shares held by them.

If you hold our American depositary shares rather than our shares, you will not be able to exercise all the rights our articles of association (statuts) provide to holders of our shares

      If you hold our American depositary shares, you will not be able to qualify for double voting rights, and because of the additional time and administrative steps required to instruct the depositary on how to vote deposited shares held for you if you hold ADSs rather than shares, there may be instances where you will not be able to successfully exercise the voting rights related to your ADSs. In addition, it may also be more difficult for you to exercise your other rights as a shareholder if you hold our American depositary shares than it would be if you held our shares. For example, if we offer new shares and you have the right to subscribe for a portion of them, the depositary is allowed, at its discretion, to sell, for your benefit, the right to subscribe for new shares, instead of making it available to you. For a detailed description of your rights as a holder of our American depositary shares, you should read “Item 10. Additional Information — Description of Our American Depositary Shares”.

Item 4.     Information on Technip

Overview of Our Business

      We are a leading worldwide provider of engineering, technologies and construction services for the oil and gas, petrochemical and other industries. In 2003, we were among the world’s top five full-service engineering and construction groups in the field of oil and gas (hydrocarbons) and petrochemicals based on our annual net sales of €4.7 billion (source: Engineering News Records, August 2003).

      Our core business activity is in the hydrocarbon/ petrochemical industry and covers offshore and onshore field development, gas processing and liquefaction, refining, onshore pipelines and petrochemicals. We are one of the most highly integrated groups providing engineering, technologies and construction services to the hydrocarbon/ petrochemical industry worldwide, and backed by extensive industrial assets, we are particularly well positioned in the offshore/ deepwater area.

      We are also actively developing activities in non-hydrocarbon/ petrochemical sectors such as fertilizers, chemicals, life sciences, power generation and other growth-market industries.

      With 46 years of experience in the design and construction of large industrial facilities, a wide range of state-of-the-art technologies and operational bases spread over the five continents, we are able to manage all aspects of major projects, from front-end engineering design to turnkey delivery. Turnkey projects, under which we design and deliver a “ready-to-use” facility to our client for a lump-sum price, accounted for a substantial majority of our 2003 net sales. We execute turnkey projects involving industrial infrastructure as varied as onshore and offshore production and storage facilities, oil refineries and petrochemical plants. In addition to our turnkey activities, we manufacture highly specialized equipment and provide engineering, consulting and other services.

      We generated more than 82.7% of our net sales in markets outside the European Union in 2003. Our main engineering and business centers outside of France are located in Italy, Malaysia, Germany, the United Kingdom, Norway, Finland, the United States, The Netherlands, Brazil, Abu Dhabi, China, India and Australia. Our manufacturing plants (flexible pipelines, umbilicals, robotics) and construction yards are located in France, Brazil, the United Kingdom, Norway, the United States, Finland, Nigeria and Angola. Our staff numbers approximately 19,000 full time employees based in over 52 countries and we run a world class fleet of 14 offshore construction vessels.

      Through our business combination with Coflexip in October 2001, we have become a world leader in the design and construction of offshore oil and gas projects. We are capable of executing turnkey projects including integrated engineering, design, manufacture, procurement and construction services, on projects involving offshore platforms and the provision and laying of underwater pipelines.

      At the same time, we are a leader in the relatively mature onshore sector, consisting of both oil and gas development projects and hydrocarbon processing projects, including gas treatment units, refineries and petrochemical plants. We expanded the size and geographic scope of our onshore activities in 1999 through the acquisition of the engineering activities of the Mannesmann group.

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

      During our 46 years of operations, we have designed and supervised the construction of over two thousand facilities in more than 115 countries. Our roster of clients includes industry leaders such as Exxon Mobil, Chevron Philipps, Shell, Total, Dow Chemicals, BASF, and numerous national energy companies including Petrobras, Qatar Petroleum, ADNOC and PDVSA. We have been publicly traded in France on the Premier Marché of Euronext Paris since 1994 and on the New York Stock Exchange since 2001, and are fully committed to providing state-of-the-art engineering services while increasing shareholder value.

The Industry in Which We Operate

      We derived 91.9% of our net sales in 2003 from goods and services provided to the hydrocarbon/ petrochemical industry. We are active both in the Offshore segment of this industry, which consists of the engineering and construction of facilities for the production of oil and gas from offshore fields, and in the Onshore segment, through the engineering and construction of gas treatment units, oil refineries and chemical plants. Demand for our services in this industry depends principally on the rate of new capital spending on production and processing facilities.

      We expect strong growth in capital spending on hydrocarbon field development (referred to as “upstream” activities in our industry) particularly on deepwater projects (depths of 500 meters or more). We have a complete portfolio of technologies to allow our clients to develop deepwater oil and gas reserves while minimizing their costs. Notable among these are our floating offshore platforms, including the EDP (Extendable Draft Platform) and the SPAR especially designed for our clients’ deepwater projects.

      We also supply and install undersea pipeline and equipment for the development of fields at depths of up to 2,500 meters. See “— Offshore Branch — Subsea Oilfield Services (SURF)”. While offshore production of oil and gas remains more costly than onshore production in the more competitive regions such as the Middle East, we believe that the development of deepwater reserves is an essential contribution to the world supply of oil and gas. We believe that the extension of upstream activities to deepwater fields presents an opportunity to those firms capable of providing innovative engineering solutions and management skills.

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

      Our activities have developed in three principal industrial branches (Offshore, Onshore/ Downstream and Industries), with the following contributions to net sales in 2003 and backlog at December 31, 2003:

Offshore: Net Sales of €2,209.7 million in 2003

      We are a provider of integrated design, engineering, manufacture and construction services including fixed platforms, floaters, and subsea flowlines, as well as project management and maintenance operations. The Group’s broad offering of engineering and installation services allows us to undertake offshore field development projects with a larger scope on an integrated basis worldwide. We are a world leader in the engineering and installation of subsea development systems, consisting of rigid or flexible risers and flowlines that carry crude oil and/or gas from the seabed to the surface. In connection with these activities, we perform repair and maintenance services for subsea installations and equipment. We are also a world leader in the design and manufacture of flexible pipe and control umbilicals.

Onshore/ Downstream: Net Sales of €2,119.0 million in 2003

      Since our founding in 1958, we have participated in over 2000 onshore/ downstream projects throughout the world. We have also designed and built 27 complete refineries and extended and modernized 170 existing plants. Together, we have worked on more than 600 individual refinery units and more than 100 gas processing units, including the world’s largest sulfur recovery complex, as well as nine fully integrated petrochemical complexes and over 330 units producing basic chemicals and derivatives and over 200 fertilizer production units.

Industries: Net Sales of €382.4 million in 2003

      We also offer our project management and engineering services to a diverse array of clients unrelated to the hydrocarbons industry. Past projects have included fine chemicals and pharmaceuticals facilities, chemicals, fertilizers and agro-industrial plants, power generation plants, cement plants, metallurgical facilities, amusement parks and data processing centers, as well as numerous projects in buildings and infrastructures.

Strategy

      Our overall strategy can be summarized as follows:

•	in a stable market experiencing historically high levels, to make 2004 a year in which to confirm our Offshore branch’s market position, consolidating its presence in western Africa and reinforcing its business in the Brazilian market;

•	to actively participate in natural gas markets, which are experiencing strong growth, particularly in the Middle East, on treatment, gas separation, liquefied natural gas (LNG) and gas-to-liquids (GTL) projects;

•	to continue renovating refineries to meet environmental standards, notably in Europe, and to execute new refinery construction projects in Asia and the Middle East;

•	to follow the evolution of the petrochemical cycle, which should see a recovery in investments in 2004; and

•	to maintain a 50/50 split in revenues between our Offshore branch on the one hand and our Onshore/ Downstream and Industries branches on the other.

      Having consolidated and integrated the acquisitions made over the past five years (Mannesmann, Aker Deepwater, Coflexip) in 2003, we returned to the path of profitable growth, which should allow us to create sustainable shareholder value.

      In less than two years, we have undergone a profound transformation, the highlights of which can be summarized as follows:

•	Our backlog at the end of 2003 was nearly 50% higher than the combined backlog of Technip and Coflexip at the end of 2001;

•	We successfully achieved the strategic goal which lay behind the Coflexip acquisition, to become one of the top world players in the field of offshore oil and gas developments. In the Offshore branch, our backlog increased by more than 60% in 2003 alone;

•	We successfully positioned ourselves on targeted future growth markets in West Africa and the Caspian Sea for offshore projects as well as in ethylene and gas-to-liquids technologies for our onshore activities;

•	We reduced our net debt by close to 75% over the last two years due to cash flow from operations, sale of non-core assets and a strict policy of monitoring new capital spending. Our net gearing ratio at the end of 2003 fell to a very comfortable level of 12% of equity; and

•	Lastly, despite the fall of the U.S. dollar, geopolitical crises in various countries and the uncertainties inherent in the management of lump sum turnkey contracts, we nonetheless managed to improve our profitability in 2003.

      We are also committed to sustainable development and have been long before it became a fashionable topic. We have a proven record of paying particularly close attention to the potential environmental impacts of the design and construction of our projects. In 2003, we adhered to the United Nations Global Compact, which unites member companies around nine essential principles relating to human rights, labor and the environment. Our ambition is to more completely integrate social and environmental values throughout our activities.

      Today, we have teams recognized for their professional excellence, a high backlog and a solid positioning on expanding markets. These assets should allow us to continue the growth in our activities and revenues, and thereby to meet the expectations of our shareholders.

Strategic Investments in Coflexip

      Our combination with Coflexip, executed during 2001, allowed us to become an integrated world leader with critical mass in each of our core businesses. The combination also allowed our new Group to significantly increase operability and extend our industrial offerings, clients and geographic reach.

Recent Major Acquisitions and Disposals

      Our policy for external growth is to undertake selective acquisitions to expand the range of projects accessible to us, either by obtaining key technologies we do not already possess or by gaining new client relationships. It has not been our policy to use acquisitions simply to acquire market share that we could reasonably acquire with existing resources through organic growth.

      UTC Acquisition. In 2001, we acquired the privately owned UTC Projetos e Consultoría Ltda, a leading Brazilian engineering and construction company in the upstream sector, based in Rio de Janeiro. This acquisition was another building block in the implementation of our offshore growth strategy.

      Acquisition of the Deepwater Division of Aker Maritime. In January 2001, Coflexip acquired the Deepwater Division from Aker Maritime. The Deepwater Division was composed of a number of companies specialized in the engineering and manufacture of floating production systems for subsea and deepwater field developments. The terms of this agreement are described in more detail in “Item 10. Additional Information — Material Contracts”. The Deepwater Division has its principal places of operation in the United States, the United Kingdom and Finland. It also operates in Nigeria, the Caspian Sea and Australia.

      Nargan. In April 2002, we acquired a 20% interest in Nargan, an Iranian engineering company.

      Angoflex. In July 2002, we entered into a partnership agreement with Sonangol to prepare the constitution of a jointly owned subsidiary, Angoflex Limitada, for the manufacture of umbilicals at the Sonamet facility located at Lobito, Angola.

      Merger with ISIS. In June 2002, our shareholders approved a merger with our subsidiary ISIS. Prior to the merger, we held a 99.05% interest acquired as a result of a public exchange offer in June 2001 to acquire control of Coflexip, in which ISIS held a substantial interest. The merger was registered with the Commission des opérations de bourse under visa no. E 02-104.

      Disposal. In January 2003, our former headquarters, located at La Défense (near Paris, France) were sold.

      Merger with Coflexip. In July 2003, within the context of the reorganization of the French subsidiaries of the Group, the shareholders of Technip and Coflexip approved the merger of Coflexip into Technip which already held more than 98% of Coflexip’s capital following the public offerings launched in July 2001. The shareholders of Coflexip received nine Technip shares for eight Coflexip shares. This merger was registered with the Commission des opérations de bourse under visa no. E 03-105.

Branches of Activity

      We design and construct industrial and service facilities for a large number of industries, with a particular emphasis on the hydrocarbon/ petrochemical industry. Net sales derived from the hydrocarbon/ petrochemical industry accounted for approximately 91.9% of our total net sales in 2003, compared to 93.3% of our total net sales in 2002 and 86.7% of our net sales in 2001. Within the hydrocarbon/ petrochemical industry, we manage our activities through two branches: Offshore and Onshore/ Downstream. A third branch of activity consists of engineering and project management services for diverse industries unrelated to hydrocarbon/ petrochemicals. In each of these branches we have developed specific engineering and technological capabilities. Our basic project management model summarized below, however, applies to all of them.

      Our role on a project is to act as “general contractor”. We provide engineering design, equipment procurement and construction management services. However, with limited exceptions, we do not consider ourselves to be a construction or manufacturing firm. Construction work is generally sub-contracted to specialized firms, while equipment is typically acquired through competitive bidding processes. Our employees are principally involved in design work, procurement of equipment and supervision of construction. In most cases, we manage the project for our client from the drawing board to the delivery of an operational facility, frequently also helping to arrange financing. In other cases, our scope of work is limited to the provision of engineering services corresponding to specific client needs. A detailed discussion of our turnkey contract project management, as well as our services and manufacturing operations is found at “— Description of Our Operations”, below, following “— Geographical and Segment Breakdown of Net Sales and Backlog”.

Offshore Branch

      In 2003, we generated net sales of €2,209.7 million, or 46.9% of our total net sales, from Offshore activities as compared to €2,125.0 million, or 47.7% of total net sales, in 2002 and €722.0 million, or 20.4%, in 2001. At December 31, 2003, our Offshore branch represented approximately 40.3% of our total backlog.

      We provide integrated design, engineering, manufacturing and construction services in the offshore oil and gas sector. We are capable of executing integrated offshore projects, covering the engineering and execution of both the surface and subsea parts of a project and a wide range of services. Our capabilities encompass the design and manufacture of platforms, either fixed or floating, the design, procurement and installation of subsea umbilical risers, equipment, pipelines and flowlines. Those capabilities are complemented and fully integrated through advanced global project management skills. Our expertise is well recognized in the field of offshore operations where we propose innovative solutions based on proprietary designs and products such as floating facilities, flexible pipe, umbilicals and robotics. Those solutions are supported by a fleet of 14 pipelay and construction vessels. These subsea activities accounted for 63.6% of our Offshore segment backlog at December 31, 2003 (or €1,840.0 million).

      Due to our acquisition in 2001 of Aker Maritime’s Deepwater Division, we have technology and expertise in surface platform design and construction such as our SPAR floating platform for deepwater exploration, and we have reinforced our expertise in process and naval architecture. Our floaters activities accounted for 36.4% of our Offshore segment backlog at December 31, 2003 (or €1,054.9 million).

      Early in the field development process, we provide conceptual engineering services. These engineering services include screening of solutions at the conceptual stage based on economical valuation and risk management techniques, field architecture and front-end engineering studies. Our ability to offer these engineering services is an additional competitive advantage in turnkey project tenders.

Subsea Oilfield Services (SURF)

      The engineering, manufacture and installation of the equipment connecting subsea wells to the surface platform are frequently referred to as “SURF” activities, which stands for “subsea umbilicals, risers and flowlines”. SURF activities have historically been at the core of our Offshore activities. As an alternative to placing the wellheads on a surface facility, subsea developments use wellheads placed directly on the seabed and connected to platform-based surface facilities through flexible or rigid subsea pipelines. These wellheads are remotely controlled from the surface through umbilicals (underwater conduits that carry hydraulic or electrical power, data signals and well service fluids). We offer the turnkey delivery of SURF systems, involving our oversight of suppliers and subcontractors and including our own submarine services such as pipe laying, subsea construction, and the manufacture and supply of critical equipment, including umbilicals and flexible pipe. Our clients seek to develop fields in increasingly deep waters, requiring constantly evolving engineering and technology. We help our clients to expand the range of economically viable production, as demonstrated by our contract to install pipes in Angola at record depths.

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

      Subsea oil field services are highly specialized. While no company participates in all segments of the subsea oilfield services industry, a number of companies, including the Group, provide a broad range of the industry’s products or services. See “— Project Tenders and Competition”.

Surface Facilities

      We design and construct fixed and floating drilling, production, processing, and living quarter platforms for the development of offshore and deepwater oil and gas fields. In addition to more traditional approaches, we offer proprietary technological solutions such as SPAR and EDP platforms (floating platforms), self-installing fixed platforms (TPG 500) and floater installation methods (UNIDECK), which do not require the use of costly installation equipment such as heavy lift barges.

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

      Floating and Semi-submersible Platforms. The SPAR is a floating deepwater drilling and production platform, based on a technology co-developed and jointly owned by Aker Deepwater Division and J. Ray McDermott. The structure comprises a hull with a circular cross-section that sits vertically in the water and is supported by buoyancy chambers at the top and stabilized by a midsection structure hanging from the hard tanks. If necessary, stability may be supplemented by solid ballasts placed in compartments at the keel. The vessel is held in place by a taut catenary mooring system, providing lateral station keeping. The SPAR platform uses “dry-tree” technology, where the wellhead equipment is located on the platform rather than on the seabed.

      Our SPAR platforms constitute an important component of our business strategy for floating production platforms. In addition to our SPAR platforms, we have also developed the Extendable Draft Platform, EDP, a self-installing high-capacity semi-submersible platform for depths up to 1,000 meters, suitable for use in West Africa, the Gulf of Mexico, Brazil and deeper North Sea fields. We are evaluating the EDP concept as a technical solution for a West African deepwater offshore development.

Industry Considerations

      We believe that the market for the development of offshore fields, particularly in deepwater (depths exceeding 500 meters) will experience significant growth in the next several years, and are focusing on the regions of West Africa, the Gulf of Mexico, Brazil and South East Asia. The commercial successes in 2003 of such projects as the Dalia SURF, FPSO or the Simian Sapphire demonstrate the success of our strategy to provide integrated services, pursued since our acquisition of Coflexip. The complementarity of the assets and the competencies in the Offshore branch have allowed us to offer integrated solutions to clients who can now depend on one project contractor to carry out all aspects of offshore development.

Segment Strategy

      Our Offshore segment strategy aims to:

•	defend our leadership position in the SURF sector;

•	benefit from the anticipated upswing in Brazil, especially in flexible pipe deliveries; and

•	enhance our position in the area of floating platforms, following the major successes of Dalia (Angola) and P52 (Brazil) in 2003.

Onshore/ Downstream Branch

      In 2003, we generated net sales of €2,119.0 million, or 44.9% of our total net sales, from our Onshore/Downstream branch as compared to €1,938.6 million, or 43.5% of total net sales, in 2002 and €2,352.0 million, or 66.3%, in 2001. At December 31, 2003, our Onshore/ Downstream branch accounted for approximately 54.4% of our total backlog.

      Onshore activities include both upstream activities, such as the production and transport of oil and gas on land, gas treatment plants, and downstream activities, such as oil refineries and petrochemical and fertilizer plants. Our activities in this branch consist mainly of the design and implementation of production, refining and treatment units. We also design and build related utilities and offsite facilities such as hydrogen production units and storage facilities.

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

      Pipelines. Since 1960, we have completed more than 140 onshore pipeline projects in over 40 countries, amounting to an aggregate length of 18,000 km of pipeline. We build pipeline systems principally for natural gas, crude oil and oil products, water, liquid sulphur and slurry. Through our subsidiary Technip Germany, we are one of the most experienced pipeline builders in the world and have completed projects in the most severe environments, including desert, tundra, mountain and swamp. We have also entered into a joint venture, MERP B.V. with Maats B.V. of the Netherlands, for the rental of pipeline construction equipment. MERP’s rental fleet is one of the largest in the world.

      Natural Gas Treatment and Liquefaction. We are a global sales leader in the engineering and construction of infrastructure for the natural gas industry, with over forty years of experience in the engineering of innovative solutions for our clients. An early pioneer in the field of natural gas liquefaction with the construction of the first high-capacity liquefaction facility at Arzew, Algeria in the early 1960s, we continue to be a global leader in natural gas engineering services, notably due to recently developed technologies derived from our Cryomax® technology (using cold temperatures to separate gases).

      We possess significant experience, and have access to the relevant technologies under license in all major methods of natural gas treatment. We also have an in-house cryogenic technology, Cryomax®. We are specialized in the extraction of sulphur from natural gas, and lead the industry in terms of installed capacity, including 10 gas treatment plants with capacities of over 400 million cubic meters each and the world’s largest sulfur recovery facility. Additionally, through our Cryomax® technology, we are specialists in the highly efficient recovery of C2 and C3 hydrocarbons from natural gas and the refinery of gases.

      Refineries. Each refinery is uniquely configurated to process crude oil, natural gas and other raw materials into a determined range of products and by-products. Since our founding in 1958, we have designed and built more than 27 grassroots refineries, of which three have been built since 1995, and carried out major expansions or revamping of over 170 existing plants. Together, these projects represent more than 600 individual oil refining units delivered in over 40 countries for national oil companies and the world’s major private oil companies. Our systems control engineering capabilities together with proprietary technologies, including the progressive crude oil distillation patents we own jointly with Total, are key strategic assets in winning refinery tenders. We believe our progressive crude distillation technology has several advantages over traditional refining methods, positioning us to meet increasingly stringent environmental standards, notably through:

•	reduced energy consumption, in part through reliance on steam by-products of refining;

•	improved separation of the hydrocarbon components of crude oil;

•	flexibility to produce new gasoline formulations; and

•	low pollution.

      We are a leader in the design and construction of hydrogen and synthetic gas production units and sulfur recovery units. Hydrogen and synthetic gas are used to distill and process refinery products and petrochemicals. Since 1992 we have participated in a global alliance with Air Products & Chemicals for the supply of high-purity hydrogen to the refining industry. High-purity hydrogen is critical for reducing the sulfur content in diesel and gasoline thus meeting stringent environmental standards. Since our founding, we have been involved in the construction of over 200 of these units worldwide for the refining and related industries. Natural gas deposits generally have an undesirably high sulfur content which must be recovered as part of processing. Based on publicly available information, we have built approximately 30% of the world’s installed sulfur recovery capacity.

      Petrochemicals. In the field of petrochemicals, we have completed ten turnkey contracts for major fully integrated petrochemical complexes. We have also designed and built a large number of individual petrochemical units, including 30 steam cracking units, over 120 aromatics units, over 100 intermediate product units and 130 polymer units, including 62 polyolefins units.

      We are a global leader in the construction of both polyethylene units and polypropylene units in terms of the number of the plants we have constructed. We believe that we have designed and built 14% and 8%, respectively, of the world’s current production capacities of polyethylene and polypropylene. Our competitive position in the field of petrochemicals was greatly enhanced in 1999 with our acquisition of KTI from the Mannesmann group. KTI (through the companies now known as Technip USA, Technip Benelux and Technip KT India) had been a frequent joint venture partner of ours since 1978, especially in projects related to ethylene production which combined our respective technologies in ethylene cracking furnaces and cryogenic gas.

     Industry Considerations

      We believe that the gas market will develop in an environment of moderate economic growth. The growth in raw material energy consumption of 1.8% per year is slower than economic growth. However, the progression of global demand for natural gas is estimated by the International Energy Agency to be 2.7% per year for the next two decades.

      Growth in the global demand for natural gas is linked to its qualities which are adapted to the new concerns for environmentally friendly products. Growth is mainly led by the use of gas for electricity generation and will lead to the construction of new gas treatment and liquefaction capacities, as well as gas pipelines. We believe that over the next few years, the development of GTL technology will become important as it will allow the on-site conversion of gas reserves to high quality fuels.

      In a number of countries, new environmental regulations will require the revamping of existing refinery infrastructure, particularly over the period from 2004 to 2005 when these regulations will become more restrictive and from 2005 with the implementation of the Kyoto Protocol to reduce hydrocarbon emissions.

      The petrochemical industry should enter into an upswing in its cycle of activity, following weak demand for its main products, coinciding with the entry into service of new production capacities. Europe’s share of petrochemical expenditures should decline relative to that of Asia, in particular China, due to increasing growth in the region, and to that of the Middle East, which having inexpensive raw materials, is particularly competitive in the export market.

     Segment Strategy

      Our strategy for growth in the Onshore/ Downstream segment centers on the following objectives:

•	capture expected growth in demand for gas projects to enhance our current leadership in the treatment, separation and liquefaction of gas, and to develop our position in GTL projects, for example, the project we are currently developing in Qatar; and

•	emphasize refining and petrochemical projects with a high value-added component tied to their technological content as well as their status as large turnkey contracts.

Industries Branch

      We offer engineering and construction services to other industries. Among the projects we have completed, we count fine chemicals and pharmaceuticals facilities, chemicals, fertilizers and agro-industrial plants, power generation plants, cement plants, metallurgical facilities, amusement parks and data processing centers, as well as numerous projects in buildings and infrastructures. Activity in the Industries branch is based on contracts, which, on the average, have a shorter life cycle than contracts in the hydrocarbons/ petrochemicals field. These are sometimes turnkey contracts, but more often they are service contracts through which the Group sells its clients engineering man hours.

      In 2003, our Industries branch represented 8% of the Group’s revenues.

      In 2003, we generated net sales of €382.4 million, or 8.1% of our total net sales, from the Industries branch compared to €388.7 million, or 8.7% of total net sales, in 2002 and €472.0 million, or 13.3% of total net sales, in 2001. At December 31, 2003, the Industries branch represented approximately 5.3% of our total backlog.

      Life Sciences. We have successfully completed more than 160 projects in the pharmaceuticals, cosmetics, veterinary and agro-industrial segments. These projects include research centers, quality control laboratories, pilot units and production facilities for fine chemicals, intermediates and finished products. In October 2003, we were awarded a contract by Novo Nordisk for the expansion of its cartridge and injection pen production plant at Chartres, France.

      Chemicals. We are one of the world’s leading groups in the design and construction of chemical production plants using internationally recognized state-of-the-art patented technologies. We have designed and built more than 400 units in the three main sectors of fertilizers, chlorine and chlorinated derivatives, and agrochemicals. Due to numerous technological alliance agreements signed with major internationally recognized groups, we have reinforced our ability to provide engineering services and to manage these projects. These alliances give the Group access to the most recently developed technologies in this sector.

      Power Generation. We are present on the market for power plants mainly through our affiliates in France, Italy and Germany. Our expertise has been recognized through numerous projects in Europe and the Middle East. In January 2004, we won a turnkey contract worth more than €300 million (with our share representing 30%) from Energia Molise S.p.A. for the construction of an 800 MW combined cycle power generation plant at Termoli in Italy.

      Metals. We are one of the most respected groups in terms of the supply of solvent extraction systems for the production of non-ferrous metals. The Group offers its proprietary solvent extraction technology based on our patented mixer-settlers. We have designed and built more than 40 plants based on this technology for the extraction and/or purification of metals such as copper, nickel/ cobalt, uranium, etc. In addition, we have recently won a contract for the revamping and expansion of an alumina production plant in Venezuela, thus strengthening our position as a leader in this field of activity.

      Aeronautics and Space Industries. We have successfully completed several projects for the aeronautic and space industries: industrial buildings, assembly hangars, assembly workshops, as well as production units for components and fuel materials. Outstanding references include: a booster plant for Ariane 5 at Kourou for the CNES and the European Space Agency, as well as several test benches and wind tunnels for various industrial clients.

      Cement. Our cement division designs and constructs cement plants. We also carry out major plant expansions and modernization programs for existing units throughout the world. Our patented technologies and optimized processes give us an important competitive edge. The main projects carried out by the Group include several grassroots plants as well as more than 50 plant expansions and modernizations.

      Industrial Buildings and Infrastructures. Working in partnership with major architectural firms, we carry out projects for industrial and service buildings featuring a strong architectural image. Major references in this sector include the French National Library, Disneyland Paris, Renault’s Technocenter, the 7000-seat Zenith theater in Rouen and Jussieu University in Paris. We also provide services for hospital projects, urban tramways, headquarter buildings and upscale shopping malls. In 2004, at Toulouse, the final assembly hangar for the gigantic Airbus A380 — for which we, as leader of a consortium, provided project management and engineering services — was inaugurated. This reference has already paved the way for our involvement in maintenance centers for the A380 in Dubai and Montreal.

Industry Considerations

      While energy prices influence economic activities overall, the industries identified above are not necessarily subject to the same cycles as the hydrocarbon/ petrochemicals industry. This allows us to diversify our exposure to the hydrocarbon/ petrochemical sector.

Segment Strategy

      Our strategy for growth in this segment consists of increasing our sales more rapidly than the sales for the Group as a whole, by mobilizing our technical know-how in the management of projects in fields such as life sciences, metallurgy, power generation and architectural engineering.

Geographical and Segment Breakdown of Net Sales and Backlog

     Net Sales By Segment of Activity

      We carry out our engineering and construction activities in three segments. The following table sets forth our consolidated net sales broken down by segment for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,

	2003	2002	2001	2001
	Historical	Historical	Pro forma(1)	Historical

	(in € millions)
Offshore Branch	2,209.7	2,125.0	2,126.0	722.0
Onshore/ Downstream Branch	2,119.0	1,938.6	2,352.0	2,352.0
Industries Branch	382.4	388.7	472.0	472.0

Total	4,711.1	4,452.3	4,950.0	3,546.0

(1)	Unaudited. The proforma net sales is calculated based on the assumption that the acquisition of Coflexip was made on January 1, 2001.

Net Sales By Geographic Zone

      We carry out our engineering and construction activities worldwide. The following table sets forth our consolidated net sales by geographic zone for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,

	2003	2002	2001	2001
	Historical	Historical	Pro forma(1)	Historical

	(in € millions)
Europe/ Russia/Central Asia	1,138.2	1,196.6	1,497.0	942.0
Africa/ Middle East	2,150.3	1,482.0	1,305.0	1,209.0
Americas	1,078.1	1,328.5	1,541.0	835.0
Asia Pacific	344.5	445.2	607.0	560.0

Total	4,711.1	4,452.3	4,950.0	3,546.0

(1)	Unaudited. The pro forma net sales is calculated based on the assumption that the acquisition of Coflexip was made on January 1, 2001.

Special Geographic Considerations

      A substantial part of our project backlog is in the Persian Gulf region, although we have no backlog in Iraq. While to date, we do not believe that our business has been materially affected by the armed conflict in Iraq since 2003, we cannot predict the effect that the current conflict will have on future investments in this region or on our ability to complete our backlog under the terms initially contracted. We have taken additional measures to ensure the safety of our staff working in this region, including reducing the number of expatriated employees.

      In Venezuela, Petroleos de Venezuela SA and the construction industry in Venezuela have experienced labor unrest in recent months, including work slowdowns which may affect the milestone dates of our current or future projects in that country.

      As a non-U.S. company, we may do business in countries that are not generally accessible to our U.S. peer companies. Companies making statutorily-defined “investments” in the petroleum industry in Iran may be sanctioned by the U.S. government under the U.S. Iran and Libya Sanctions Act of 1996, as amended in August 2001 (“ILSA”). ILSA originally also applied to Libya. Recently, however, the president of the United States has made a determination that effectively suspends the application of ILSA with respect to Libya.

      ILSA defines the term “investment” to include a range of contractual arrangements, but it also expressly excludes “the entry into, performance, or financing of a contract to sell or purchase goods, services, or technology.” We do not believe that the services we provide in Iran meet the statutory requirements of an “investment” as defined by ILSA.

      Under ILSA, the president of the United States has the authority to grant waivers under certain circumstances, including those in the national interest of the United States. The United States government reached an understanding with the European Union in 1997, whereby the United States committed to work with the EU toward granting EU member states and companies waivers under ILSA. However, we cannot predict future interpretations by, or the implementation policy of, the U.S. government with respect to ILSA.

      In addition, under U.S. executive orders and regulations, U.S. origin goods, technology and services may not be exported or reexported to Iran. Any person involved in any prohibited export or reexport may be placed on the U.S. Commerce Department’s “Denied Persons List”, as well as incurring other administrative and/or criminal penalties.

Backlog By Segment of Activity

      Backlog consists of the uncompleted portion of contracts in force, which we define as signed contracts for which all pre-conditions to entry into force (such as proof of financing) have been met. Contracts in the Offshore and Industry branches tend to enter backlog almost immediately, while in the Onshore/ Downstream segment, because of the larger contract size and more complicated financing arrangements, it is not unusual for several months to pass before a signed contract can be entered into backlog. Our backlog does not include contracts which we have signed but which do not meet these criteria. Our backlog includes only our proportionate share of joint venture contracts. To the extent work on these contracts advances, they are progressively removed from backlog. The following table sets forth our consolidated backlog by branch of activity at December 31, 2003, 2002 and 2001. Backlog is not an audited measure.

	At December 31,

	2003	2002	2001

	(in € millions)
Offshore Branch	2.90	1.76	2.14
Onshore/ Downstream Branch	3.90	3.63	2.50
Industries Branch	0.38	0.39	0.29

Total	7.18	5.78	4.93

      Broken down by geographic zone, 58% of our backlog at December 31, 2003, was attributed to Africa and the Middle East, 14.3% in the Americas, 20.6% in Europe, Russia and Central Asia and 7.1% in Asia Pacific.

      At December 31, 2003, our five largest contracts accounted for approximately 30% of our total backlog, representing €2.12 billion, mainly due to the increased number of contracts in our portfolio and to the combination with Coflexip, as compared to approximately 34% at the end of 2002 and 26% at the end of 2001.

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

Turnkey Projects

      Our clients are generally not specialized in construction and are primarily interested in obtaining the timely delivery of a completed and operational industrial complex without significant involvement on their part. Turnkey projects allow our clients to achieve this result by delegating to the turnkey contractor the responsibility for designing and executing major facilities of an industrial complex within an agreed budget and timetable. An increasing number of companies offering turnkey services competing for one project have become involved in the offshore production area where the unit size of contracts has grown significantly. The 1995 N’Kossa field development project in Congo’s territorial waters, for example, generated 50 separate turnkey contracts for a total of U.S.$1.7 billion. In recent tenders, particularly in offshore developments, it has become common for a major site to be divided into only a handful of projects or even to be awarded in its entirety to a single project contractor.

      As the contractor of a turnkey project, we are responsible for all aspects of the project. We start with the design of the facility, then procure all equipment and oversee all stages of construction. We complete our engagement by delivery of the facility to our client in a “ready to use” state. We usually guarantee completion by a scheduled acceptance date and/or achievement of some acceptance and performance testing levels. The client usually retains responsibility for obtaining all necessary construction and operating permits and for operating the facility after delivery.

      Substantially all of our turnkey projects are under “lump-sum” contracts that fix an all inclusive lump-sum price for the project. Lump-sum contracts have several advantages for our clients: the delivery price is known in advance, cost overruns are absorbed by the project contractors and the typical penalty structure encourages timely delivery. From our point of view, while lump-sum contracts entail business and financial risks, notably by requiring us to absorb some of the cost overruns, they also allow us to appropriate any of the three types of cost savings which we generate during the life of the project: technical studies, the procurement of equipment and the management of worksites. Because of these business and financial risks, we cannot generally estimate the margins of our lump-sum turnkey contracts accurately until a substantial portion of the work has been completed.

“Cost Plus Fee” Contracting

      Another type of contractual arrangement common in our industry is “cost plus fee” contracting, or service contract. Under cost plus fee contracts, the project contractor passes the design, equipment and construction costs on to the customer after adding a predetermined percentage profit margin. Contrary to turnkey projects, the equipment, materials and construction are not paid for through a lump sum fee, but are directly ordered and paid for by the client. While cost plus fee contracts often contain performance bonuses and penalties, much of the bid negotiation is focused on the percentage profit margin, with relatively little reward to the contractor for efficient project management and relatively little guarantee for its client against cost overruns. The current international market for engineering and construction services primarily involves lump-sum turnkey contracts due to the requirements of financial institutions. Cost plus fee contracts remain common in the United States and some European countries.

Cooperative Joint Ventures

      Typically, we bid for projects as the sole general contractor of the project. As sole general contractor, we have full responsibility vis-à-vis the customer for all aspects of the project, including the selection and supervision of sub-contractors. For some larger or more technical projects, we participate (often as the general contractor of the projects) in single-project joint ventures with other contracting, engineering and construction companies to share risks and combine financial, technical and other resources. In connection with our contractual arrangements, we are generally required to provide to the customer or the participating parties in a consortium or single-project joint venture with a bank guarantee for the performance of our obligations and liabilities under the contract. In 2003, approximately 14.2% of our sales were generated from joint venture projects. Recent joint venture projects that we have participated in include the Cakerawala offshore gas development project, through a consortium including Technip Malaysia (with a 35% stake in the consortium), Saipem (with a 13% stake in the consortium) and Samsung (with a 52% stake in the consortium), and the OGD II gas treatment complex, through an equally-owned joint venture with Bechtel. In both cases, we were the leader of the joint ventures.

Single-Project Joint Ventures

      In a single-project joint venture, we incorporate a single purpose partnership vehicle with one or more other companies to perform the contract and each member of the joint venture shares the risks and revenues of the project, according to a pre-determined percentage. Joint ventures often impose joint and several liabilities on the partners, under which we could become liable for a failure to perform on the part of our joint venture partners. These single-purpose joint ventures last only as long as the construction project, which is frequently longer than one year on major construction projects. Construction joint ventures undertaken to complete a specific project are liquidated when the project is completed.

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

Execution of a Turnkey Project

      As turnkey project contractor, we coordinate the principal functions in the engineering and construction process:

Financial Engineering	Our teams assist clients in obtaining external project finance before work commences.

Engineering Design	Our engineering services draw on our internal engineering staff and our selected technologies to design the facility.

Procurement	Our project teams source equipment from outside manufacturers through competitive bidding.

Construction	Our project teams select and oversee outside construction companies.

Commissioning, Start-up and Performance Tests	Our commissioning/ start-up service verifies the readiness of the facility and starts operations. Once start-up and performance tests are successfully completed, our role in the project is over.

      As a general rule of thumb, engineering design services for a typical turnkey project account for approximately 10% to 20% of a project’s total contract value. Equipment accounts for approximately 40% to 50% of a project’s total contract value. Construction accounts for substantially all of the remaining 40%, with start-up not representing a material percentage. Financing costs are borne directly by the client and are not included when calculating the contract’s value. While financing and start-up services do not have large independent economic value relative to the rest of the project, these services are generally highly valued by potential clients and facilitate obtaining contract awards. In addition, because we do not consider a contract to be unconditional until financing has been arranged, facilitation of financing is important for our project schedules and the commencement of execution.

Financial Engineering

      Through our financial engineering teams located in Paris, Rome, Kuala Lumpur, Houston, Düsseldorf, The Hague, Aberdeen and Rio de Janeiro, we help our clients to arrange financing, by seeking out and negotiating financing under the most appropriate structure for each project. We promote a broad range of financing instruments:

•	export credits from multiple national export-import authorities;

•	co-financing with multinational financing institutions;

•	structured trade finance;

•	international commercial credit;

•	local funding; and

•	letters of credit.

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

      Examples of recently arranged client finance include:

      Chile: U.S.$26 million for a hydrogen unit (commercial bank loan);

      Oman: U.S.$536 million for a nitrogen fertilizer plant (export credit guaranteed by Coface and Sace, with a standby letter of credit);

      Brazil: €65 million for the supply and laying of flexible pipe for an offshore field (Coface export credit);

      Turkmenistan: U.S.$446 million for a cracking unit and a lube oil plant (combination of commercial loans and multi-source export credits guaranteed by Hermès, Coface, Office Nationale du Ducroire, Turkish Eximbank and Malaysian Eximbank), and €112 million for a diesel treatment unit (guaranteed by Hermès);

      Czech Republic: DEM 35 million for the revamping of an ethylene plant for CHEMOPETROL (corporate loan from Kreditanstalt für Wiederaufbau (KfW));

      Uzbekistan: U.S.$300 million for the construction of a refinery at Bukhara (combination of multi-source export credits guaranteed by Coface, the Export Import Bank of the United States, Japan EXIM and a private bank letter of credit);

      Egypt: U.S.$1 billion for the construction of a refinery in Alexandria (confirmation of letters of credit and financing granted by European Investment Bank (EIB));

      Malaysia: Financing of a U.S.$140 million polyethylene unit contract (Coface and Hermès export credits and a commercial loan); and

      Iran: €112 million for the construction of a polyethylene plant in a petrochemical complex (guaranteed by Coface, Hermès and OeKB); €480 million for the construction of two polyethylene plants in two petrochemical complexes (guaranteed by Coface, Sace, Cesce and NCM); €100 million for the construction of a polyethylene plant (guaranteed by Coface).

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

      Engineering studies generally progress sequentially through the following three phases:

      Basic engineering design. In the first phase, the facility’s layout is planned, both in conceptual terms such as traffic flows and industrial processes, and in physical terms such as placement of equipment and piping. One of the fundamental goals of this phase is the preparation of a basic engineering design package containing all data needed by a competent contractor to perform the detailed engineering. It is also at this phase that our engineers define the facility’s main equipment, together with its systems control and safety devices.

      Front-end engineering design. During this phase, our engineers develop detailed site plans, including the main piping, instrument, electrical and civil works layouts. One of the fundamental goals of this phase is the definition of specifications for the main equipment, allowing our project managers to proceed with procurement. The development of deep and ultra deepwater fields depends on innovative technical developments in the design of the flowlines and risers to connect subsea wellheads to surface facilities and requires extensive front end engineering and design work. In March 1999, we launched a Deepwater Field Development Division to provide conceptual and front-end engineering and design services to our clients well in advance of procurement and installation contracts. We believe that our involvement at an early stage in a project allows us to provide optimized subsea solutions based on our engineering and installation expertise. This is particularly important with respect to the development of deepwater and ultra deepwater fields, which require innovative technical developments in the design of the flowlines and risers to connect subsea wellheads to surface facilities.

      Detailed engineering. During this phase, engineering studies and architectural plans are finalized for construction. All remaining studies are performed before construction of the plant. Our engineers also participate in the purchasing of equipment, and cost and schedule control. The fundamental goal of this phase is to allow construction to commence.

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

      Procurement of equipment from external suppliers typically comprises approximately half of a project’s cost. In each of our contracts, competitive bidding by reliable suppliers is an important factor in cost containment. Our historical ability to procure equipment from suppliers in a quality-conscious but cost-contained manner has been a key to our success with lump-sum turnkey contracts. We continue to apply our procurement policy, except for products containing flexible pipes, in which we believe we are the global leader and therefore possess the most advanced products.

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

      We have started to carry out a growing part of our equipment procurement over a proprietary business-to-business Internet system. Conducting our equipment tenders over this electronic system reduces transaction costs and delays through the rapid diffusion of tender materials and the ability to receive a standardized electronic response, among other factors. The new system helps increase competition among our suppliers by providing accessibility to potential suppliers no matter where they are located. Use of Internet technologies should also allow our separate geographic purchasing centers to better coordinate procurement and benefit from economies of scale. The system handles tendering and auctions of products and services. We are phasing in a full-scale Internet-based purchasing system, or “e-procurement”, for all aspects of material and equipment sourcing and delivery, including calls for bids, clarification of tender specifications, submission of bids, bid analysis and finally either bid negotiation or an auction process. In addition to these tasks, our final procurement system will also handle tasks such as estimate requests, equipment design, delivery logistics, and invoicing. We anticipate that once our e-procurement system is fully operational, approximately 20% of our procurement will continue to be handled through traditional channels, because the e-procurement channel is not optimally suited for dealing with suppliers having no viable competitor or with orders for some large highly customized equipment.

      By deploying our e-procurement system and entering into master agreements with strategic suppliers, we aim to reduce processing costs by approximately 20% and potentially reduce the purchase price of equipment by 5%. Use of this purchasing system by offshore projects increased significantly in 2003.

      We believe that the volume of purchases that has transited through our Internet purchasing system amounts to approximately €1 billion. This system thus allows us to procure materials at a better cost, taking into account in particular, the effects of exchange rates. The portion of procurement from the U.S. dollar zone amounted to approximately 43% in 2003, as compared to 27% in 2000. We believe that approximately €30 million in savings was generated due to this purchasing system.

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

      While all companies in the engineering and construction industry rely on sub-contracting to some extent, most of our international competitors rely heavily on their own construction units. We believe that maintaining our focus on the management of the construction process, rather than carrying out the construction ourselves, benefits our projects in several ways:

•	systematic recourse to competitive bidding contributes to cost containment, allowing us to submit competitive project bids with acceptable opportunities for achieving high operating margins;

•	our freedom to sub-contract to a large pool of construction companies allows us to select the firms with the most relevant technical expertise for a given project;

•	in periods in which we require fewer construction services, we do not carry the related overhead and payroll costs of an internal unit; and

•	we believe that we are on average able to produce higher operating margins from management of construction than from the construction work we subcontract to others.

Commissioning & Start-Up

      Prior to delivery, our commissioning & start-up division conducts field testing to ensure that the facility is not just operational, but that it meets our client’s exact contractual specifications as well as national regulations and our own construction standards. To the extent a facility relies on licensed technology, the licensor will participate in its commissioning and start-up. During the pre-commissioning and commissioning phases, we subject each piece of equipment to simulated operating conditions. During the start-up phase, we commence actual operation of the facility. In the offshore branch, a competitive advantage is our ability to conduct a substantial portion of the commissioning services onshore at lower costs than would be incurred providing such services in the open seas. Where our contribution to a project consists of an engineering, procurement, construction and installation (known as EPCI contracts) of the subsea portion, we do not provide commissioning or start-up services to the client.

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

      In order to protect ourselves from the risks described above, we pursue a strategy of risk management based principally on the following elements:

•	selecting projects carefully; this generally entails rejecting an opportunity to bid on a project which we do not believe will offer us profit opportunities adequate to cover risk;

•	ensuring adequate technical capacity to meet contract obligations; this includes rejecting opportunities to bid on projects outside our core competencies;

•	using our global scale to diversify counterparty, country and industry risk;

•	participating in joint ventures to spread risk over more partners and more projects;

•	estimating and controlling costs in reliance on our extensive experience in procuring equipment, materials and services, particularly for turnkey projects, and analyzing cost trends;

•	commencing activities only after a project’s financing and government authorizations have been secured;

•	ordering equipment rapidly and in the currency of our project receivables; this limits price-level and exchange rate risk;

•	selecting appropriate sub-contractors based on technical abilities and financial strength;

•	effective negotiation of contract terms and conditions including payment, change in laws, change orders, force majeure, etc., to minimize contract and financial risks;

•	using experienced project managers;

•	conducting regular project reviews by senior management together with project management; and

•	obtaining appropriate insurance.

      In order to further reduce the above risks, our policy is to contractually exclude consequential damages, limit liquidated damages for late completion, unsuccessful performance tests and defective or non-conforming work. In line with practice in our industry, our contracts generally limit our maximum aggregate liability to a range of 5% to 20% of the contract price, depending on the nature of the contract, and allow for price adjustments in the event of changes in law that affect the project. For some risks, notably environmental hazards, we may remain a potentially responsible party by operation of law in some jurisdictions. We also seek that our clients and subcontractors subscribe to adequate insurance directly or try to obtain indemnity agreements, whenever possible, from our customers, sub-contractors and joint venture partners requiring these persons to indemnify us against the risk of some claims relating to injury to our employees, damage to our property and consequential damages.

Business Risks

      In addition to the technical expertise needed to design and supervise all aspects of the project, a lump-sum turnkey contract generally requires significant management skills. We determine the price and delivery dates which we include in our project bids after conducting an in-depth proposal study including cost estimates and financial risk analysis.

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

      Under turnkey contracts, therefore, we carry particular risks, such as unanticipated increases in the cost of equipment, materials or manpower due to inflation or unforeseen events, delays caused by local weather conditions and suppliers’ and sub-contractors’ failure to perform. In addition, we generally bear the risk of delays caused by unexpected conditions or events, subject to the protection of standard force majeure provisions. Other factors that may add to an individual project’s risks include the novelty of the technologies used, the experience of our equipment vendors and construction subcontractors in similar projects, the scheduling needs of the client and the project’s location in a developing country. The management of a turnkey contract through a joint-venture structure and the complexity of our relationships with subcontractors although diversifying our risk exposure also may in some cases increase the project’s risk of delay or cost overruns. Because our turnkey contracts typically run over several years and their risks are based on factors (such as geological conditions, labor availability during the construction phase or performance of new designs) which are not necessarily known at the time of bidding or even before substantial procurement and engineering work has been completed, it is difficult to predict these risks and assess their potential effect on contract costs and margins when we submit bids or during the early phases of a project. See Note 1(d) to our Consolidated Financial Statements included in this annual report.

      In addition to the considerations covered by the factors described above, our failure to meet any schedule or performance requirements under our contract may negatively impact our project profit margins due to contractual liquidated damages payments. Often, however, after negotiation with the client after closure of the contract, we have not been made to make these damages payments. Historically, however, we have a strong record in meeting the completion and delivery deadlines of our turnkey projects.

      After delivery of a completed, operational facility we continue to bear the risk of claims for damages arising under our contractual guarantees, the scope of which varies by project. Bank guarantees may be between 10% and 20% of the contract price, reduced after delivery for equipment warranty and are irrevocable and binding until expiration of the guarantee period. The guarantee period typically runs for 12 to 24 months from our client’s acceptance of the facility.

Cash Flow Risks

      Lump-sum turnkey contracts also require us to manage cash flow risks. Under these contracts, we are obliged to make large expenditures to execute a project. Our basic goal for each project is to ensure that, at any point in time, the sum of client payments received (plus any interest thereon) exceeds the sum total of our project disbursements to date plus payables due before the next progress payment is expected. To achieve this goal, we negotiate our project down-payment and progress payments in amounts and at times corresponding to expenditures. Additionally, our project managers do not authorize procurement or other outlays for which the cost has not been covered.

      Before we commence the design process or incur any project management expense, our client must make a down-payment to us typically representing 5% to 10% of the contract price and provide proof of firm financing for the rest. Over the life of the contract, our client continues to pay us installments on the contract price, typically in progress payments or upon our achieving agreed objective milestones such as, for example, the completion of the project’s engineering drawings or the delivery of equipment to the site.

      Because costs may significantly exceed our estimates or because delays in achieving milestones may cause our vendor payables to come due before the next progress payment is received, our disbursements may occasionally exceed client payments received (plus any interest thereon). Because substantially all of our projects are in positive cash positions and because cash shortfalls on individual projects are relatively infrequent and short-lived, we believe that we have sufficient funds to bridge any shortfalls which may foreseeably arise on individual projects.

Foreign Exchange Risks

      For each project, we cover our exposure to exchange rate risks first, through the fact that most of our contracts are multi-currency contracts, and second, through systematic coverage for the rest of the risks. For 2003, losses in connection with the effects of exchange rates represented approximately 0.1% of the Group’s consolidated sales.

Engineering Service Contracts

      In addition to carrying out turnkey projects, we also provide independent engineering services. Service contracts collectively accounted for approximately 8.4% of our net sales in 2003 and 4.6% of backlog at

December 31, 2003. While we bill these services on an hourly, a cost plus fee basis or a fixed price, we aim to only accept projects meeting the same profitability criteria as in turnkey project management and have historically achieved comparable margins.

      Occasionally, service contracts can be quite substantial. On the Girassol project in 1998 and 1999, for example, we provided Bouygues Offshore with over 200,000 hours of sub-contracted engineering services. Additionally, these projects frequently call upon us to provide challenging work for our engineering staff. From a marketing perspective, service contracts also allow us to establish a relationship with potential future clients and, in the case of project feasibility studies, to become involved at an early stage in turnkey projects for which we may later submit bids. In particular, we believe that the provision of front-end engineering services to such groups as Exxon Mobil, Williams and Total through our specialized subsidiaries Genesis and RJ Brown Deepwater is a competitive advantage in our bidding for offshore oil and gas development projects.

Installation and Other Subsea Services

      Our personnel carries out a range of services in the Offshore segment, principally focused on the subsea installation of pipeline and the maintenance of existing subsea systems.

      Rigid Pipelay. We install rigid steel pipe applying the reel method from aboard our two pipelay ships: the CSO Apache and CSO Deep Blue. In addition, we perform related construction services using our fleet of diving support vessels. See “— Property, Plant and Equipment — Marine Service Vessels”. All the pipelines laid by our pipelay vessels are rigid, reeled pipelines, assembled at one of our spoolbases, located in Scotland, Norway and the United States. Onshore spoolbases permit us to complete the manufacture process onshore and in advance of installation, at lower cost, whereas part of this process is typically completed offshore in conventional pipelaying operations. Work occurs in a more stable, controlled and safer work environment, prior to the pipe being taken offshore.

      Our reel method capability for rigid pipe laying provides a significant potential cost advantage because of its faster installation rates and reduced labor expense compared to the conventional pipelay methods. Our pipelay vessels can install pipelines at rates of approximately 1,000 meters per hour. Their superior installation speed as compared to traditional pipelaying allows faster completion of a project with less exposure to costly weather delays.

      The CSO Deep Blue is outfitted with twin 2,500 ton reels for rigid pipelay down to 2,500 meters water depth and supplemented with an optional J-Lay system for large diameter pipelines and riser installations. The CSO Apache has successfully laid pipeline at depths in excess of 1,000 meters.

      Flexible Pipelay and Umbilicals. We install flexible pipe and umbilicals using dedicated dynamically positioned marine service vessels (DP Vessels). See “— Property, Plant and Equipment — Marine Service Vessels”. Our new deepwater pipelay vessel, the CSO Deep Blue, is able to lay both flexible and rigid pipe at a water depth of 2,500 meters and began its first job in summer 2001 in the Gulf of Mexico. We recently converted the CSO Constructor by increasing her launch and beam such that she can carry out full flexible pipe-laying operations in water depths down to 1,500 meters and carry 4,000 tons of flexible pipes or umbilicals. Each marine service vessel can be fitted with either VLS (vertical laying systems) or any other specialized flexible pipe laying equipment that enables us to track the laying routes, approach close to surface platforms and lay pipe accurately. We believe that our fleet and unrivalled installation experience provide us with a competitive advantage in the installation of flexible pipe. Furthermore, our diving support vessels are also used to install flexible pipe on some projects where volumes are necessarily more modest. See “— Property, Plant and Equipment — Marine Service Vessels”.

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

Manufacturing and Supply

      We manufacture a limited amount of highly specialized equipment for our own use and supply to third parties. All our manufacturing and supply activities are accounted for as part of our Offshore branch, and consist principally of flexible pipe, drilling and refining application pipes (known as “DRAPs”), umbilicals and robotics as well as our manufacture of SPAR platforms. All of our products are designed and manufactured to meet a particular customer’s order. As a result, we generally carry a relatively small inventory. Our principal manufacturing sites are located in France, Brazil, Finland, the United States and the United Kingdom. Our construction yards are located in Finland and in the United States.

      Flexible Pipe. We are the world leader in the manufacture of offshore flexible pipe, with an estimated market share of 53% on the basis of 2003 production volumes. Flexible pipe is primarily used as an alternative to rigid steel pipe for the offshore transportation of oil and gas. Composed of layers of steel wires and thermoplastic sheaths, flexible pipe can be engineered to withstand a more corrosive environment to improve its fatigue behavior in dynamic environments and to provide greater insulation than conventional rigid steel pipe while remaining flexible. These qualities, combined with generally lower installation, maintenance and removal costs compared to rigid steel pipe, make flexible pipe particularly suitable for certain offshore situations such as deepwater, rugged ocean floors and small, dispersed fields of hydrocarbons.

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

      Umbilicals. We are a world leading manufacturer of control/ chemical injection umbilicals (underwater conduits that carry hydraulic/ electrical power, data signals and/or well service fluids for the operation and control of subsea installations) which link subsea wells to fixed or floating production facilities under particularly difficult conditions. Our principal manufacturing activities are conducted in Newcastle in the United Kingdom, and in Houston, Texas, through our subsidiary Duco. Umbilicals are often manufactured using technology similar to that used in manufacturing flexible pipes. In July 2002, we signed a partnership agreement with Sonangol to establish a joint subsidiary, Angoflex Limitada, for the manufacture of umbilicals on the logistical base of Sonamet, located in Lobito, Angola. This plant has been operational since mid-2003.

      Robotics. We engineer and manufacture remote intervention products through our robotics subsidiary, Perry Slingsby Systems, located in Florida and in the United Kingdom. Perry Slingsby Systems has recently introduced two new product lines to the deep ocean seafloor market, principally for the trenching and burial of telecommunications cables.

      SPAR Manufacture. We design and manufacture floating platform hulls, such as SPAR hulls for the deepwater. Hulls are typically manufactured in several pieces by our Finnish subsidiary Mäntyluoto Works, which employs approximately 650 persons at its plant near Pori, Finland. The pieces are then transported to our shipyard located in Corpus Christi, Texas, where the main sections are joined afloat and welded together to form the complete hull. While the hull is being assembled, our subsidiaries Gulf Marine Fabricators, Inc. and Technip Offshore, Inc. manufacture and preinstall, respectively, the riser system and mooring lines. We are typically responsible for the engineering, procurement, manufacture and delivery of the complete hull, moorings and riser system.

      The decision to purchase these structures is time consuming and often costly for oil and gas companies. Typically, the decision cycle takes at least 12-18 months for companies to gather and analyze data, then model the risk and uncertainty of the site in order to purchase the most useful production system. Production would normally start approximately six months after the hull is upended.

Project Tenders and Competition

      Most of our contracts are obtained through a competitive bidding process which is standard for the construction and engineering industries. In selecting engineering and construction management companies for major projects, clients generally limit the tender to contractors they have pre-qualified based on technical criteria. In the case of cost plus fee contracts, it is common for clients to initially approach one company with which they have worked in the past. In tenders for lump-sum contracts the tender process is generally open to competing bids from the start. In either case, the price competitiveness of the bid is the most important single selection criterion. Other important factors include the bidder’s technological capacity and performance, health, safety and environmental protection record, service quality, as well as reputation, experience and customer relations. Technological capacity is especially important for tenders in the upstream segment, and particularly for offshore developments, with each bidder potentially proposing entirely different technological solutions to the project. Until the final selection, negotiations continue with the client on matters such as specific design and performance parameters, the construction schedule and financial and other contractual terms and conditions.

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

      Our Business and Project Units are in charge of our marketing and commercial activities. The same Business and Project Unit will subsequently be responsible for the execution of its contracts up to reception and acceptance by the client. In this way, the area managers are fully responsible for the management of their group for the overall operations in their regions. Our decentralized structure fits with the global extension of the Group and it allows for decisions on major contracts to be taken by the top management of the Group which are above specific thresholds according to the related Business and Project Unit concerned.

      Because of the high cost and management resources required in preparing a bid on a large turnkey contract, we only bid on selected projects. Each project is analyzed, with no exception. Before bidding, we estimate the costs and analyze the financial and legal aspects of the project. Each bid must be authorized by management by an “Authorization to Tender” or “ATT”. Once the bid has been submitted, the costs and financial and legal analyses are updated. The contract cannot be entered into and the project cannot be accepted without an “Authorization to Commit” or “ATC”.

      As a result of our selective bid policy, in the period from 1995 to 2003, we experienced an average worldwide success rate of 25% to 30% in winning tenders on which we bid. We cannot predict with any degree of certainty the frequency, timing or location of new contract awards.

      We compete with a large number of equally powerful companies. We are one of the most integrated companies in our area. We believe that customers’ preferences in the offshore area lean increasingly toward integrated companies capable of taking complete charge of the development of a field. There is a greater number of competitors in the downstream segment, of which a significant number are integrated companies.

Offshore

      Surface Facilities. Our principal competitors in the design and construction of surface facilities for the offshore oil and gas industry include J. Ray McDermott (with whom we hold the exclusive rights to the SPAR platform), Halliburton, Saipem, Kvaerner and ABB.

      Subsea Services. Our principal competitors in providing subsea contracting services include Stolt Offshore, Saipem and Subsea 7 (subsidiary of Halliburton and the Norwegian company DSND).

      Design and Manufacturing of Flexible Pipe. We are a world leader in the design and manufacture of flexible pipes for offshore installations. Our main competitors in the field of flowline and riser applications are Wellstream Company and NKT Flexible, a company 51% owned by NKT Holding and 49% by Stolt Offshore. In the field of DRAPs, Taurus Hungarian Rubber Works is our primary competitor.

      Umbilicals. In the market for umbilical manufacturing, our major competitors are Multiflex, a subsidiary of Oceaneering International, Nexans and Kvaerner Oil Products.

      Robotics. We compete with a limited number of specialized ROV and subsea robotic equipment manufacturers, including Soil Machine Dynamics Ltd., and a number of smaller companies that produce low volumes of ROVs, trenchers and the like. In addition, we face competition from major ROV contractors who also build and refurbish vehicles for their in-house use.

Onshore/ Downstream

      Our main competitors are U.S. companies such as Halliburton (including Kellog Brown & Root), Bechtel, Fluor Daniel, Jacobs, Foster Wheeler, McDermott and Washington Group, and Japanese companies such as JGC, Chiyoda and Toyo, European companies such as Saipem, Stolt Offshore, ABB Lummus, Snamprogetti, Lurgi, Linde and Krupp Uhde and Korean companies such as Lucky Goldstar, Samsung, Hyundai and Daewoo. In addition, engineering companies and local construction companies are present in developing countries, as competitors or as partners in joint ventures and often benefit from national preference considerations. In the future, these companies may establish a capacity and credibility that will allow them to compete on an international level.

Technology

      To support our engineering and industrial activities, we hold a large number of patents, trademarks, software copyrights and other intellectual property, including intellectual and industrial property held under license from third parties. We have approximately 3,000 patents in force in more than 30 countries, particularly in the subsea and offshore areas (rigid or flexible subsea pipelines, umbilicals, robotics, riser systems, platforms, floaters and topsides) as well as in cryogenics, cement, hydrometallurgy and production of ethylene and hydrogen. A limited number of these patents are held in common with IFP and other industrial partners. Our broad portfolio of licensed and proprietary technology is a strategic asset in winning and implementing projects.

Research and Development

      Research and development is a key to our continued success in engineering and construction, and is particularly critical to offshore systems. Our research and development activities have concentrated primarily on the development of our EDP platform deep draft semi-submersible production drilling platform for deep and ultra deepwater, the improvement of the performance of our products and services and on developing further applications of our flexible and reeled pipe technology, especially in ultra deepwater (over 1,000 meters). Recent successes include the development of the CSO Deep Blue pipelay vessel and our SPAR platform, including the recent Cell SPAR model. We pursue a three-pronged approach to acquiring new technologies relevant to our operations: internal acquisition through research and development, external growth through the acquisition of specialized companies or mixed internal/ external development through research alliances.

      Our internally-financed research and development expenses for 2003, 2002 and 2001 were €33.3 million, €37.4 million and €18.3 million, respectively. A large part of our research and development activities are attributed to specific projects, and therefore not included in these amounts.

      Our research and development activities employ approximately 250 persons and are focused on anticipating future client needs and making us more competitive. We are actively undertaking development and engineering programs in a number of advanced technical areas related to deepwater oil and gas production as well as shallow water field development (including new drilling platforms and floating production units as well as piping capable of transporting heavy crude or liquefied natural gas in the low-temperature, high-stress deepwater environment). The principal research centers of the Group are in Paris and Le Trait, in France, Aberdeen in the United Kingdom, and Houston in the United States. We also use external research and development to develop strategic technological alliances with potential clients in particular industries in order to facilitate commercial development in those industries.

Technology Alliances

      We participate in technology alliances in our Onshore/ Downstream branch, notably with BP Chemicals in the area of PTA, polyethylene and polypropylene, with Dow Chemicals in the area of ethylene furnaces and with Air Products in the area of hydrogen production units. In the Offshore branch, we conduct research jointly with IFP, particularly in the field of deepwater offshore oil and gas production.

Acquisitions

      We also occasionally obtain access to important technologies through the acquisition of the businesses that developed them. For example, through our acquisitions of the KTI businesses since renamed Technip Benelux, Technip USA and Technip KT India, we have gained advanced capabilities and proprietary technologies in the ethylene sector, described elsewhere in this prospectus. Coflexip’s acquisition of the Deepwater Division of Aker Maritime ASA gives us access to the SPAR portfolio of technologies for offshore floaters.

Human Resources

      Our key resource is our 19,000 employees in over 52 countries. Approximately 60% of our employees are design engineers or project management personnel with university degrees. The skills and diversity of our human resources gives us the flexibility to best adapt to the needs of our clients by organizing our employees into multicultural and mobile teams. We are dedicated to the development of the expertise and know-how of our employees. The main missions of our human resources policies are to recruit the talent which the Group needs, to facilitate their integration, to encourage the development of their skills in order to accompany the growth in our operations, to organize their geographic and professional mobility and to pursue and enrich social dialogue.

Motivation Through Employee Ownership

      Employee shareholding plans and the enlargement of stock option plans have contributed to the involvement of our employees in the life and the success of the Group. To the best of our knowledge, as of December 31, 2003, employees of the new Group held shares representing 2.6% of our share capital. Of this amount, approximately 1.75% were held in custody through an administered employee share plan of the type defined at Article 225-102(3) of the French Commercial Code.

      The year 2003 was marked by the December launch of a new capital increase reserved for employees and authorized by the Shareholders’ Meeting of July 11, 2003. This operation, which offered a “classic” formula and a so-called “leveraged” formula, targeted some 12,000 Group employees in France and other countries. Over 20% subscribed to new shares.

Expansion and Internationalization of Our Workforce

      Thanks to the diversity of our activities and the large number of locations from which we operate, we offer our employees significant mobility, both geographically and professionally. Our employees benefit from opportunities to vary and enrich their career paths within our structure, and to grow through multicultural work experiences. For the Group, the internal mobility we offer our employees is also a means to circulate best practices and know-how, develop skills and professional flexibility and create a deep pool of management talent. We encourage this mutually beneficial internal mobility through an intranet “Technip Mobility” site to advertise positions available for internal transfers both locally and abroad and through a program of support services for expatriated employees. As a result, over 700 of our employees are working outside of their country of origin.

      Our 19,000 employees had the following geographic distribution at the end of 2002: 55% in Europe (17% in France, 13% in the United Kingdom, 9% in Italy and 16% in the rest of Europe); 29% in the Americas (including 19% in the United States); 12% in the Asia-Pacific region; and 4% in the rest of the world.

      The following tables show our year-end number of employees for the three years ended December 31, 2003, 2002 and 2001 in terms of their function and in terms of their geographic location:

	Year ended December 31,

	2003	2002	2001

Employees	15,400	15,000	14,900
External staff	3,600	4,000	3,100

Total	19,000	19,000	18,000

	Year ended December 31,

	2003	2002	2001

Europe and Russia/ Central Asia	10,450	11,134	10,961
Middle East/Africa	850	855	837
Asia/Pacific	2,280	1,995	1,630
Americas	5,420	5,016	2,545
Other(1)	—	—	2,027

Total	19,000	19,000	18,000

(1)	Starting in 2002, we have eliminated the “other” category through adjustment of the scope of the remaining geographic zones. Prior years have not been restated.

Employee Relations

      In recent years we have experienced neither significant strikes nor work stoppages by our employees. We believe that we maintain good relationships with our employees and their unions. In particular, we have developed a structured incentive program, including stock options for senior management and bonus plans for all employees, and dedicated significant resources to training programs worldwide. We believe that our employee turnover rate is low compared to the engineering and construction industry as a whole, particularly with respect to the United States of America and the United Kingdom. We do not currently believe that the business combination and related integration efforts have had a significant negative effect on our relationship with our employees.

      Membership of our employees in trade unions varies from country to country and we have entered into a variety of collective bargaining agreements. As of December 31, 2003, approximately 17% of our employees were in France where national legislation requires the application of a 35-hour workweek. Four of the five principal French labor unions, as well as an internal labor union, are represented at our units in France. As required by French law, our management holds periodic workers’ committee meetings with a delegation of union representatives. Our management also holds other periodic consultations with employee representatives. In Italy, approximately 25% of our employees belongs to one of three national trade unions grouped under the umbrella organization RSU. In Germany, a similar percentage of our employees belongs to the national trade union IG Metall. Our employees are in the process of organizing a European Workers’ Committee.

Property, Plant and Equipment

      Our principal facilities consist, not taking into account our vessels, of office space at our headquarters and our regional Business and Production Units. At December 31, 2003, we owned our office space in Rome, Italy and Lyon, France, as well as an industrial plant in Le Trait, France. With our teams in the Paris region spread out over four sites, we sold our headquarters to allow ourselves to centralize 2,600 employees of our Paris operations in one rented building in early 2003. We also lease the remainder of our office space. We own or lease construction yards and manufacturing facilities in connection with our Deepwater Division’s surface facilities operations and our manufacture of flexible pipe and other subsea products. We believe that our property is adapted to our needs. Our property, plant and equipment were recorded in the consolidated accounts of the Company for €738.5 million at December 31, 2003 of which land and buildings accounted for €114.5 million. Our fleet of offshore construction vessels, described below, accounted for €403 million at that date.

Principal Properties

      At December 31, 2003, we owned or held under long-term leases the real property described below:

Location	Function	Status

Paris-La Défense, France	Group HQ	Leased
Boulogne-Billancourt, France	Offices	Leased
Le Trait, France	Manufacturing and Offices	Owned
Lyon, France	Offices	Owned
Aix-en-Provence, France	Offices	Co-owned
Rome, Italy	Offices	Owned
The Hague, The Netherlands	Offices	Leased
Düsseldorf, Germany	Offices	Leased
Kuala Lumpur, Malaysia	Offices	Leased
Abu Dhabi, U.A.E	Offices	Leased
Vitoria, Brazil	Manufacturing and Offices	Leased/ Owned
Rio de Janeiro, Brazil	Offices	Owned
Caracas, Venezuela	Offices	Co-owned
Saint Petersburg, Russia	Offices	Leased
New Delhi, India	Offices	Leased
Fremantle, Australia	Manufacturing and Offices	Leased/ Owned
Perth, Australia	Offices	Leased
Newcastle, UK	Duco plant and Offices	Leased/ Owned
Aberdeen, UK	Manufacturing and Offices	Owned
Tyne & Wear, UK	Manufacturing and Offices	Owned
Pori, Finland	Land, Manufacturing and Offices	Owned
Channelview, Texas(1)	Land and Manufacturing	Owned
San Dimas, California	Offices	Leased
Mobile, Alabama	Land	Leased
Houston, Texas	Offices	Leased
Jupiter, Florida	Land, Manufacturing and Offices	Leased/ Owned
Amelia, Louisiana	Assembly Yard and Offices	Leased
York (Kirkbymoorside), UK	Manufacturing and Offices	Leased
Fourchon, Louisiana	Offshore Base	Leased
Port Harcourt, Nigeria	Assembly Yard and Offices	Leased

(1)	Owned subject to an encumbrance (i.e., lien on tangible assets).

      None of the real property that is leased belongs to an executive of the Group.

      In 2003, we sold our headquarters building and moved the related offices into leased space in Paris-La Défense, France. At December 31, 2003, we also leased regional and representative offices in: London, England; Perth, Australia; Mumbai and Calcutta, India; Singapore; Rio de Janeiro, Brazil; Oslo and Stavanger, Norway; and Houston, Texas. In addition, we lease industrial space in Evanton, Scotland and Orkanger, Norway to accommodate our spoolbase facilities.

      We believe that our facilities are suitable for our needs and are well maintained. Operations at all manufacturing facilities are conducted five to seven days a week.

Marine Service Vessels

      We operate 14 pipelaying and diving support vessels, including three leased vessels, as shown in the following table. We also operate a fleet of work class and observation class ROVs, together with a range of trenching and tooling assets. The following table presents information on our fleet at December 31, 2003:

	Overall
	Length	Maximum Lifting Capacity	Diving
Name	(meters)	(metric tons)	System

Sunrise 2000	132	120 (3 cranes)	No
CSO Deep Blue	192	400 (3 cranes)	No
CSO Apache	123	85 (3 cranes)	No
CSO Wellservicer(1)	111	130 (2 cranes)	Yes
CSO Constructor	127	115 (3 cranes) + 100 (A-Frame)	No
CSO Orelia	119	200 (2 cranes)	Yes
CSO Alliance	78	140 (3 cranes)	Yes
CSO Venturer	129	225 (2 cranes)	Yes
CSO Marianos	90	65 (2 cranes)	Yes
CSO DeepPioneer(1)	156	150 (2 cranes)	No
Normand Pioneer(1)	95	150 (A-Frame)	No
PS1	76	30 (1 crane) + 15 (1 crane)	Yes
PS2	93	50 (1 crane) + 30 (1 crane) + 15 (1 crane)	Yes
PS3	93	50 (1 crane) + 5 (1 crane)	Yes

(1)	These vessels are under long-term leases. The other vessels are owned by the companies of the Group.

      In 2003, the program to revamp our fleet was pursued with success, with the end of work on the CSO Wellservicer which increased its operational length of life by ten years, and with the end of the installation of the J-Lay system on the CSO Deep Blue. In addition, the operational capacity of the CSO DeepPioneer was modified to conform to our standards. Within the context of the refocusing of our operations on our core activities, the leasing contracts for the MV Dove and the Seabulk Nevada were terminated.

Raw Materials and Suppliers

      The projects we manage as well as our own operations require various raw materials, parts and components. There are multiple suppliers for all of the raw materials, parts and components we require and we have never experienced a material supply interruption.

      Our principal raw material requirements for manufacturing flexible pipe include stainless steel strips, carbon steel wires and a variety of specialized plastics. We purchase stainless steel and carbon steel from major European suppliers at prices that are renegotiated each year and that apply to all our factories. Most of the raw materials used by our Brazilian plant are purchased from local suppliers. We purchase most of the steel wire used in flexible pipe and umbilical manufacturing from top-tier companies such as Atofina, Ugine, Outokumpo, Trefileurope, Sandvik, Cimaf, Belgo Mineira (Bekaert Group) and Acesita (Arcelor Group) pursuant to fixed-price supply contracts renewable at the end of each year.

      We maintain stable relationships with our principal suppliers and have not experienced difficulty obtaining adequate quantities of high quality raw materials to meet our manufacturing requirements. We continually attempt to develop alternate sources of supply for most of our strategic raw materials.

      The increase in commodity prices, especially pig iron and nickel, during the third quarter of 2003 and first part of 2004, have affected some of the purchase contracts made for steel wires and stainless steel. As another consequence of the unstable situation on the raw material market, the validity of offers for steel equipment and components (line pipe) was reduced, but we did not experience shortages and delays in the deliveries of strategic materials.

Dependence

      We use, on a project-by-project basis, the patents we hold primarily in the areas of offshore construction and ethylene plants.

      Petrochemical operations usually depend on the implementation of licenses belonging to third parties (such as UOP, BP, Axens and Chevron Phillips). Their implementation depends on the nature of the project and the fees are passed on to the customers.

      We are not dependent on any suppliers due to our policy of procurement through international tenders.

      In the same way, our large base of customers means that we are not dependent on any one individual customer. Over the course of the last three years, our principal customers (representing over 5% of consolidated sales) were as follows:

	Year ended December 31,

	2003	2002	2001

Net sales	4,711.1	4,452.3	3,546.0
Principal customers with the following percentages of net sales
Customer A	7.2%	8.3%	5.8%
Customer B	—	5.6%	—
Customer C	9.1%	5.0%	—
Customer D	—	—	8.0%
Customer E	—	—	6.3%
Customer F	—	—	—
Customer G	7.9%	—	—

Pledged Assets

      At February 29, 2004, none of our material assets were pledged.

Insurance Coverage

      We obtain appropriate and specialized insurance to cover construction and financing risks for each project, umbrella professional liability insurance program for the Group, and generally maintain comprehensive insurance covering our assets and operations at levels which we believe to be appropriate. In the course of 2003, we established a reinsurance captive company which will contribute to our global approach of risks and related costs management. Loss or damage to our products during installation is generally covered by “builder’s all risks” insurance that, in general, is either re-invoiced or maintained directly by the customer.

      We maintain protection and indemnity insurance with respect to all of our vessels. We carry hull and machinery insurance for our vessels covering total loss and significant repairs, including certain mechanical breakdowns. The total loss coverage under these policies is generally in an amount equal to the vessel’s appraised value. We also maintain insurance policies against certain liabilities arising from defective products or faulty installation. Among other types of insurance, we additionally maintain business interruption insurance for each of our manufacturing units in the Offshore branch.

      We do not anticipate difficulty in maintaining adequate levels of insurance. However, terms of insurance coverage have become more restrictive and costly since 2001 and we can give no assurance that insurance coverage or contractual indemnities will be adequate in all circumstances or against all hazards, or that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms. In regards to the permanent insurance policies for 2002 and 2003, the cost of insurance represented 1% of revenues with an increase of 28% in 2002 and 11% in 2003.

Environmental Matters and Other Governmental Regulations

     Industrial Risks Related to Environmental and Health and Safety Matters

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

      Our operations are subject to a broad range of extensive and evolving environmental regulations in each of the jurisdictions in which we operate. Local, national and international laws and regulations concerning land use, air emissions, discharges to waters, the generation, storage, handling, transportation and disposal of hazardous materials and/or wastes, the remediation of ground and water contamination, and the protection of the environment also govern our activities. In addition, in some jurisdictions, our manufacturing activities may be subject to the prior granting of environmental licenses or permits or to prior notification.

      We use a wide variety of products and substances in our operations, some of which are potentially hazardous to health and the environment. With the exception of products arising from the commissioning process associated with the final delivery of chemical and refinery plants, we do not manufacture or transport hazardous products. Wherever practicable, bulk quantities of chemicals, paints, fuel oils, diesel, petrol, and similar materials are limited to the minimum amount sufficient to support the immediate needs of the operation so as to reduce the scope of any accidental discharge. We handle the by-products of manufacturing to minimize environmental impact and dispose of them in accordance with applicable legislation. We could be subject to the future European Regulations concerning the Registration, Evaluation, Authorization and Registration of Chemicals (REACH), a draft form of which was adopted by the European Commission on October 29, 2003, and which is currently under review by the European Parliament and Council.

      The hydrocarbons carried by vessels in our fleet are principally the supplies necessary to provide power, propulsion and support ancillary machinery. All of our vessels fully comply with International Maritime Organization codes regarding prevention of pollution and they conduct regular drills in emergency procedures with the equipment held onboard. As far as is possible, we segregate waste streams produced onboard for disposal. Where we send material ashore for disposal, authorized/ licensed contractors are used.

      Our operations are also subject to numerous other government regulations, including those relating to the construction and equipping of offshore platforms and other offshore installations, marine vessel safety, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers.

      The maritime laws and the diving and health and safety regulations of the jurisdictions in which we operate govern our operations in these areas. In the North Sea, these regulations govern working hours and a specified working environment for divers, as well as standards for diving procedures, equipment and diver health. The North Sea standards are the most stringent worldwide and form the basis around which are our diving operations are conducted worldwide. In the absence of any specific regulation in other geographic locations, our Offshore branch adheres to its internal standards which meet those set by the International Marine Contractors Association and the International Maritime Organization.

      In several of the countries in which we conduct our operations, notably Malaysia, China, Angola, Nigeria and Venezuela we are required to obtain special permits to operate. We believe that we are in compliance with all material environmental and other government regulations relating to our operations.

      A number of our sites, including Technip France, Technip Offshore UK Aberdeen, Flexi France Le Trait, Technip Oceania Perth, Duco Ltd Newcastle, BrasFlexiBras, Gulf Marine Fabricators USA, Technip Italy, Technip Malaysia and PSS Inc, USA are certified to the ISO 14001 Standard for Environmental Management Systems (or national equivalent standard). We continue to work towards a goal of all entities of the Group complying with ISO 14001. All vessels in our offshore fleet comply with the International Maritime Organization International Safety Management (ISM) Code. Vessels managed by our Aberdeen office (all but the three SEAMEC vessels: PSI, PS2 and PS3) comply with the Det Norske Veritas SEP (Safety and Environmental Protection) Class.

      We have made investments in plant and equipment to reduce consumption of raw materials used in manufacturing and construction processes, as well as to recycle waste materials and minimize the impact of discharges to land, air or water.

      As an organization with a strong focus on risk-management, we are committed to delivering a safe workplace for employees, customers, visitors and local communities. Our 2003 HSE performance was not quite as good as 2002 but with zero fatalities and our Lost Time Injury Frequency / 200,000hrs remains among the best in our industrial sector. Continuing to strive for an accident-free worksite we are steadily introducing OHSAS 18001:1999, a standard for Occupational Health and Safety Management Systems.

      We maintain what we consider to be adequate pollution insurance coverage for sudden and accidental pollution, emanating from our own products and vessel fleet.

      The changes in the regulations applicable to our activities, or the interpretation or enforcement thereof, could result in increased costs and liabilities. For example, the implementation of the future European Regulations concerning the Registration, Evaluation, Authorization and Registration of Chemicals (REACH) could cause us to incur significant additional costs. Because we do not know when and in what form this potential new regulation may be interpreted, we are not able to assess what the compliance costs might be.

      The European Directive of April 21, 2004 on environmental liability with regard to the prevention and remedying of environmental damage may also increase our potential environmental liability.

      Although compliance with various governmental laws and regulations has not in the past resulted in a material adverse effect on our historical financial condition or results of operations, no assurance can be given that compliance with such laws or regulations will not have a material impact on our business in the future.

Legal Risks Related to Environmental Matters

      We are subject to national and international agreements and conventions which impose liability for environmental damage arising from fuel spills from plants, oil platforms, pipelines, storage tanks or vessels operated by us or our subcontractors for which the Group maintains adequate insurance. Our operations are subject to the usual hazards inherent in providing engineering and construction services for the hydrocarbon/ petrochemicals industry, such as the risk of equipment failure, work accidents, fire or explosion. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage, pollution and environmental damage. We may be subject to claims as a result of these hazards. We may also be subject to claims resulting from the subsequent operations of facilities we have designed and/or delivered. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. In some of the jurisdictions in which we operate, environmental and workers’ compensation liability may be assigned to us as a matter of law. Clients and subcontractors may not have adequate financial resources to meet their indemnity obligations to us. Losses may derive from risks not addressed in our indemnity agreements or insurance policies, or it may no longer be possible to obtain adequate insurance against some risks on commercially reasonable terms. Failure to effectively cover ourselves against engineering and construction industry risks for any of these reasons could expose us to substantial costs and potentially lead to material losses. Additionally, the occurrence of any of these risks could hurt our reputation.

      We operate in a number of different jurisdictions that have various types of governmental laws and regulations relating to the holding, the discharge and the release of oil, wastes or hazardous substances and to the protection of the environment. Pursuant to these laws and regulations, we could be held liable for remediation of some types of pollution, including the release of oil, hazardous substances and debris or wastes from production, refining or industrial facilities, as well as other assets we own or operate or which are owned or operated by either our customers or our sub-contractors. Environmental remediation costs could be significant and cause us to incur a substantial loss.

      We could potentially be held liable for releases of fuel oil, hazardous materials and wastes from offshore oil platforms, pipelines, storage tanks and other installations that we have engineered, constructed or installed, or are in the process of so doing. For these projects, we seek to negotiate our contracts to include a cap for potential environmental damages and we require indemnity agreements from our customers and sub-contractors requiring these persons to indemnify us up to an agreed amount for some claims and liabilities relating to environmental damage.

      In 2003, we joined the Global Compact program launched by the United Nations. At the same time, and within the framework of our business activities, we underscored our determination to contribute to the quest for concrete answers to today’s pressing issues of sustainable development, corporate social and civic responsibility, and globalization.

      The Group’s commitment to sustainable development is an integral part of its strategic orientation and a cornerstone of its corporate mission for the years to come. It expresses itself in the company values, giving them substance with the aim of promoting them within our sphere of influence.

Corporate History

      Technip was incorporated under French law in 1958 by IFP to develop expertise in engineering and construction services. IFP remains a major shareholder, holding 6.70% of our share capital as of December 31, 2003, representing 11.43% of our voting rights. Our other major shareholders, Total which, as of December 31, 2003, owned 3.30% of our share capital, representing 4.54% of our voting rights and Gaz de France which, as of December 31, 2003, owned 7.15% of our share capital, representing 12.20% of our voting rights, acquired their original holdings in Technip in 1965 and 1984, respectively.

      In 1994, we became a publicly traded company in France when our shareholders conducted a French retail and international institutional offering of our shares. In 1999, we carried out a corporate restructuring which transformed us into a pure holding company through the transfer of all of our engineering and construction operations to Technip France, a wholly owned subsidiary. In October 2001, we acquired directly and indirectly 98.36% of the share capital of the offshore engineering and construction group Coflexip. See “— Recent Major Acquisitions and Disposals — Merger with Coflexip”. At the same time, we listed American depositary shares on the New York Stock Exchange under the symbol TKP. In July 2003, Coflexip (of which we held 98.36%) was merged with Technip.

      As described elsewhere in this report, we acquired additional significant new subsidiaries through the engineering activities of the Mannesmann group in 1999. In 2001, prior to our business combination, Coflexip acquired the businesses making up the Deepwater Division in a trade sale from Aker Maritime ASA. Today, 136 wholly owned subsidiaries and 82 other subsidiaries and affiliates in some 24 countries make up the Technip Group. Our registered and executive offices are located at 6-8 Allée de l’Arche, Faubourg de l’Arche — ZAC Danton, 92400 Courbevoie, France (telephone: (011-33-1) 47 78 21 21). Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY, 10011, and the telephone number is (+1-212) 894 85 00.

      We are organized as a société anonyme under French law. Under our articles of association (statuts), our corporate existence expires on April 20, 2057. The duration of our corporate existence may, however, be extended by our shareholders at an extraordinary shareholders’ meeting.

      We are a multinational group of companies. We own, directly or indirectly, 100% of most of our significant operating subsidiaries’ shares and voting rights, which have their own organization and management bodies, and are operated independently in compliance with the laws of their country of incorporation. For a list of our main consolidated subsidiaries, see Note 29 to our Consolidated Financial Statements.

Organizational Chart

Item 5.     Operating and Financial Review and Prospects

Overview

      The following discussion is based on information derived from our Consolidated Financial Statements. Our consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. In addition, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” and elsewhere in this document. You should read the following discussion together with our Consolidated Financial Statements included in this annual report.

General

      Taken as a whole, our operations are not seasonal because of our geographic diversity of operations and mix of upstream and downstream projects. Individual contracts, however, may be subject to seasonality, primarily due to the effect of weather conditions on construction activity, particularly in the North Sea. In addition, our upstream oil and gas activity is typically characterized as a cyclical industry. To date, however, our business in this sector has shown relatively steady growth, regardless of the external economic conditions.

Changes in Scope of Consolidation

      We have made significant acquisitions and disposals, which are material to your understanding of our financial condition and results of operations. We describe below the principal changes in our scope of consolidation occurring between January 1, 2001 and December 31, 2003.

      Technip-Coflexip is now called “Technip” since Technip-Coflexip and Coflexip legally merged in July 2003.

Coflexip Acquisition

                       Year 2003:

      The merger with Coflexip resulted in a share capital increase of €1.0 million, a paid-in-surplus of €48.5 million arising from the repurchase of Coflexip’s minority interests and additional goodwill of €35.2 million.

      During the first half of 2003, Coflexip and Aker Maritime settled their dispute regarding the purchase price of Aker Maritime’s Deepwater Division. Aker Maritime agreed to a purchase price reduction of €40.7 million, leading us to decrease goodwill recorded in our accounts by an equivalent amount.

      Set forth below is a reconciliation of our goodwill, after adjusting for the merger with Coflexip and the Aker Maritime purchase price reduction:

		(In millions of EUR)

Creation of 5,504,436 Technip shares (€147.99 a share)		814.6
Cash paid for 5,000,000 Coflexip shares (€199 a share)		995.0
Net purchase costs		28.7

Purchase price for 52.47% in Coflexip		1,838.3
Coflexip net equity as of September 30, 2001 (52.47%)		(421.4)

Step-up for 52.47% in Coflexip		1,416.9
Step-up for 16.63% in Coflexip via ISIS		253.1

Step-up for 69.1% in Coflexip		1,670.0
Release of net goodwill recognized by Coflexip (foreign exchange effect included)		503.5
Preliminary Allocation to identified assets:
Vessels	(106.4)
Buildings	(24.2)
Patents	(59.4)	(125.5)
Deferred tax	64.5

Goodwill determined at the date of acquisition (gross)		2,048.0

Adjustment on Coflexip shares from ISIS (after merger)		5.5
Gain on sales of CSO assets		(48.3)
Depreciation of American deferred tax assets		13.8
Provisions for transfers		32.1
Provisions and miscellaneous charges		48.0

Goodwill 2002 after adjustments (gross)		2,099.1

Aker Deepwater Division price reduction		(40.7)
Capital increase following the repurchase of minority interests for the Technip/Coflexip merger		49.5
Book value of minority interests repurchased		(14.3)
Other		(1.0)

Goodwill 2003 after adjustments (gross)		2,092.6

      Thus, Coflexip’s total goodwill after the purchase of the two installments in 2000 and 2001 and after the adjustments made in 2002 and 2003 can be analyzed as follows:

(In millions of EUR)

Goodwill on the purchase of 29.4% of Coflexip shares (April 2000)	447.5
Goodwill on the purchase of 69.1% of Coflexip shares (October 2001) after Aker price reduction	2,057.4
Goodwill on the Technip / Coflexip merger (July 2003)	35.2
Accumulated amortization as of December 31, 2003	(269.8)

Goodwill after adjustments (net)	2,270.3
Goodwill has been allocated in its entirety to Offshore segment which is further allocated to the following activities:
Goodwill, net related to the “Floaters” activity	322.6
Goodwill, net related to the “SURF” activity	1,947.7

      The two amounts of goodwill resulting from the allocation to the two main business activities of Coflexip were the subject of an impairment test according to the method of cash flows converted to a current value (see

Note 1(g) to our Consolidated Financial Statements). As of December 31, 2003, the goodwill book value was confirmed by the impairment test.

Year 2002

      Merger with ISIS: The year 2002 was marked by the merger of Technip and ISIS in June. Following the merger, ISIS brought to Technip its securities portfolio including the shares of Technip (cancelled), Coflexip, Compagnie Générale de Géophysique (exchanged for Technip shares, then cancelled), as well as Novasep and Géoservices shares (sold).

      Coflexip goodwill adjustment: The goodwill resulting from the acquisition of the 69.1% interest in Coflexip in 2001 (see before) has been adjusted in 2002 in order to take into account the consolidated gains on sales that took place in the Coflexip scope during the year 2002. Other adjustments have also affected the goodwill and those presented above. In addition, the residual goodwill of Coflexip, resulting from the two stages of the acquisition remaining after allocation to identified assets and liabilities has been allocated to two business lines of the Offshore operational segments: the first concerns the floaters and floaters facilities sector and relates mainly to the Aker Maritime division acquired by Coflexip in 2001; the second concerns the SURF activity and corresponds to the main activity of Coflexip before the acquisition of Aker.

Year 2001

      Exchange offers: On October 11, 2001, we completed two simultaneous exchange offers which resulted in our holding 98.36% of the share capital and 98.54% of the voting rights of Coflexip and 99.05% of the share capital and voting rights of ISIS. We consolidated the results of both of these companies into our consolidated financial results starting on October 1, 2001. Prior to October 1, 2001, we accounted for Coflexip using the equity method to reflect the 29.4% minority interest we held in that company prior to the completion of the Coflexip exchange offer. Prior to the ISIS exchange offer, we had no financial interest in ISIS.

      In Note 2 to our Consolidated Financial Statements, we present pro forma financial information indicating our financial results as if our acquisition of Coflexip, both directly through the Coflexip tender offer and indirectly through the ISIS tender offer, had taken place on January 1, 2001. In accordance with French GAAP, our audited historical financial statements included in this annual report reflect this acquisition as of October 1, 2001, and therefore do not describe a full 12 months of combined results. We caution you, however, that the pro forma financial information is not a substitute for our audited historical Consolidated Financial Statements and do not necessarily show what our combined results would have been had our acquisition of Coflexip in fact taken place on January 1, 2001. Because our audited consolidated balance sheet as of December 31, 2001 already reflects the full consolidation of Coflexip, we have not prepared a pro forma balance sheet.

Other Changes in Scope of Consolidation

Year 2003

      Additional participation in SEAMEC: During 2003, the Group raised its stake in SEAMEC (India) to 78.2% following our purchase of an additional 20% stake.

Year 2002

      Disposal of minority stake in Ipedex and non-strategic assets of Coflexip: In 2002, we sold our minority stake of 46% in Ipedex, which we accounted for under the equity method in 2001. In 2002 Coflexip disposed of non-strategic assets, including the subsidiaries McNulty Offshore Ltd and Captain Frank McNulty & Sons Ltd (construction site in the United Kingdom), as well as the activities and resources related to the “Well operations” segment (including the Seawell vessel). The former Coflexip head office (building located at Porte Maillot) was also sold.

Year 2001

      Acquisition of UTC: In October 2001, we finalized the acquisition (100%) of the privately owned UTC Projetos e Consultoría SA. We acquired this Brazilian engineering and construction company to develop its activities in the upstream sector, especially in deep water field development.

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

      Backlog represents the total amount of revenues we expect to recognize in the future as a result of performing work under signed contracts on which we have received a down payment and for which our client has arranged financing, where applicable. Typically, on multi-annual contracts, no more than approximately 20% of the revenue from a new contract is recognized within the first year from the date of the order intake of that contract. Consequently, the amount of revenue recognized during the fiscal year in which order intake occurs depends not only on the size of a contract but also on how late in the fiscal year the order intake occurred in order for earned income to be generated prior to the end of the fiscal year. The majority of our revenue is generated by two- to three-year contracts, with earned revenue recognized according to the percentage of completion of the various items of the contract.

      Our revenue recognition accounting policy is based on the percentage-of-completion method on a contract-by-contract basis, except for some non-significant contracts for which revenue is recognized when the service has been rendered. Use of the percentage-of-completion method requires us to make estimates of our future gross margin under the related contract. We estimate the future gross margin based on a combination of factors, including our experience in the businesses and in the geographical region in which we operate, and market condition in that region. From the signing of lump-sum turnkey long-term contracts to the completion of early phases such as engineering design, confirmation of significant orders and assurance that field conditions are satisfactory, it is necessary to firmly assess identified risks and to estimate with sufficient precision the total future costs as well as the expected timetable. As a result, we recognize the related positive gross margin when the projected gross margin can be estimated more precisely, contract by contract.

      In accordance with our procedures, throughout the lives of our long-term contracts we review and periodically revise their gross margins.

Goodwill Amortization and Impairment of Long-Lived Assets

      Under French GAAP, we amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to 25 years. We select the period of benefit based on the strategic significance of the asset acquired. Under US GAAP, we applied SFAS 142, Goodwill and Other Intangible Assets as of January 2002. As a result, we ceased amortizing goodwill.

      Under French and US GAAP, we assess the impairment of identifiable intangibles, long-lived assets and goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

      When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare for each group of assets their carrying value with its estimated realizable value based upon our expectations of future economic and operating conditions. While we believe that the assumptions used in determining fair value are appropriate, they are subject to judgement. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between the carrying value and the estimated realizable value. The criteria used to perform annual impairment tests of goodwill are described in Note 1(g) to the Consolidated Financial Statements.

Deferred Taxes

      As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves our estimating our actual current tax exposure together with assessing deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we continue to operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Principal Differences Between U.S. GAAP and French GAAP

      For a summary of differences between the French GAAP and U.S. GAAP, see Note 30 to our Consolidated Financial Statements.

      Under French GAAP, some General and Administrative costs are recorded as contract costs and accumulated in “contracts-in-progress” as described in Note 1(k). Under U.S. GAAP, General and Administrative costs not directly related to contracts are to be recorded when expensed. As a result, revenue and gross margin recorded on contracts are different under French GAAP and U.S. GAAP.

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

      Under French GAAP, we accrue pension and other post-employment benefits in accordance with the practices prevailing in the country of employment. For the purpose of our U.S. GAAP reconciliation, we have harmonized valuation methods and assumptions and recognized the plans as if we had consistently applied U.S. GAAP. The unfounded liabilities for 2003 amount to €128 million.

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

      Under French GAAP, we do not record the fair values of the derivatives instruments related to future transactions on our contracts. Under U.S. GAAP we are required to record every derivative instrument (including certain derivative instruments embedded in other contracts) in accordance with SFAS No. 133 in our balance sheet, either as an asset or liability measured at its fair value. We report the changes in these fair values either in shareholders’ equity if specific hedging criteria are met or in the income statement. Special accounting for qualifying hedges allows a derivative instruments gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

      Under French GAAP, goodwill is amortized over a period ranging from five to 25 years, depending on the activity of the business acquired. Under U.S. GAAP, goodwill resulting from business combinations initiated after July 1, 2001 is no longer amortized. Additionally, with the adoption of SFAS 142 on January 1, 2002, goodwill from previous acquisitions is also no longer amortized.

      After acquiring the 29.7% interest in Coflexip in 2001, we were unable to perform a complete valuation of the assets and liabilities acquired. Accordingly, we could not precisely identify the difference between the cost of our investment in Coflexip and the net assets acquired, and therefore elected under French GAAP to amortize the goodwill over a 20 year period based on an overall analysis of goodwill components at the date of acquisition. We recognized the subsequent gain reported by Coflexip on the sale of Cal Dive securities as a separate non-operating line as described in Note 2(b) to our Consolidated Financial Statements. For U.S. GAAP purposes, we reduced our share of the gain recorded by Coflexip on its disposal of Cal Dive securities. The amount recognized under U.S. GAAP was the difference between the selling price and the fair value of the Cal Dive securities at the date of the acquisition of the 29.7% interest in Coflexip. Goodwill amortization was reduced accordingly.

      On March 1, 2003, Technip commenced an operating lease agreement for the Adria Tower in La Défense for twelve years. Based upon the terms of the lease agreement, there was a free rent period through until December 31, 2003. All rental payments subsequent to the free rent period are to be paid according to a contractual table. Under French GAAP, the rental expense related to this agreement is recognized based upon the contractual table. As such, no rental expense was recorded in our consolidated statements of operations for the year ended December 31, 2003 for this lease. Under U.S. GAAP, the Company recognizes the related rental expense on a straight-line basis and records the difference between the amounts charged to expense and the rent paid as deferred rent.

Recently Issued Accounting Pronouncements

      In January 2003, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation provides guidance on how to apply the controlling financial interest criteria in ARB 51 to variable interest entities. Given the Interpretation’s complexity, the FASB issued several FASB Staff Positions (FSPs) throughout 2003 to clarify the Board’s intent on certain of the Interpretation’s provisions, and in December 2003, the Board revised the Interpretation (FIN 46-R) to address certain technical corrections and to clarify many of the implementation issues that had arisen. Variable interest entities (VIEs) include many entities that have previously been referred to as special-purpose entities (SPEs), but also may include many other entities not previously thought of as SPEs. A variable interest entity is an entity that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a company to consolidate a variable interest entity if the company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. The application of this interpretation is required at December 31, 2003 for entities created after February 1, 2003 and at December 31, 2004 for other entities. The adoption of this Interpretation for entities created after February 1, 2003 did not have an impact on our results of operations, financial position or cash flows. We are still assessing the impact of this Interpretation on our results of operations, financial position and cash flows for entities created before February 1, 2003.

      In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangements, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into in fiscal periods beginning after June 15, 2003. We are currently assessing the impact on our financial position, results of operations and cash-flows of the adoption of EITF 00-21.

      Within the framework of the European Union’s adoption of international accounting standards, all European companies listed on regulated exchanges must prepare as from January 1, 2005 their consolidated financial statements in accordance with IFRS standards. Currently, all of the IFRS accounting standards have not been finalized, nor is it clear whether all such standards will have been released and endorsed by the European Commission by the 2005 deadline. The eventual transition from French GAAP to IFRS will be made in compliance with IFRS 1, First-Time Adoption of IFRS, which provides guidance on retroactive application and outlines certain exemptions and exceptions.

      Based on proposed SEC regulations regarding the applicable periods to be presented under a comprehensive set of generally accepted accounting principles, we currently anticipate adopting January 1, 2004 as our transition date to International Financial Reporting Standards (or “IFRS”), and thus to present restated 2004 and 2005 IFRS financial statements in our annual report on Form 20-F for the year ending December 31, 2005. However, based on currently applicable SEC regulations (for which the foregoing proposal would amend), we would be required to adopt January 1, 2003 as our transition date.

      In the meantime, we will continue to use French GAAP for our primary financial statements. We are currently assessing the impact, which could be significant, that the application of IFRS will have on our consolidated financial statements. Once all IFRS have been issued and endorsed by the European Commission and the transition date to IFRS is definitive, we will disclose as soon as practicable the impact. Upon adoption of IFRS, we will disclose in our primary financial statements a reconciliation between French GAAP and IFRS (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented), as well as additional reconciliation disclosures between IFRS and U.S. GAAP.

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

Foreign Currency

      We operate under long-term contracts that are frequently denominated in currencies other than our functional currency, the euro. As of December 31, 2003, revenues from contracts denominated in non-euro currencies were approximately 70% of our total net sales, of which more than 70% were denominated in U.S. dollars. Approximately 37% of our operating expenses during this period were denominated in U.S. dollars and significant amounts were also denominated in Japanese yen, British pound sterling, Malaysian Ringitt, Brazilian Real and Norwegian Crown. For a detailed description of our exposure to foreign currencies and currency hedging instruments, see “Item 11. Qualitative and Quantitative Disclosures About Market Risk”.

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

Outlook for 2004

      The 2003 business development plan announced last year was composed of the following elements:

•	centralization of our Paris-based staff, previously located in four locations;

•	increased cost efficiency and development of cost-saving synergies, particularly in the areas of procurement, information technology and overhead expenses;

•	a second round of disposals of non-strategic assets;

•	the merger of Coflexip S.A. into Technip-Coflexip S.A. to eliminate the costs related to the separate listing of Coflexip in France and to permit the streamlining of operations both at headquarters and subsidiaries; and

•	the simplification of our governance structure through the adoption of a classic “board of directors” in place of our previous two-tiered board structure.

      This plan was implemented during 2003. Proceeds from disposal of assets reached €105 million. During the course of 2003, the Group increased its backlog from €5,776 million to €7,180 million. This increase is essentially due to the growth in project development in Offshore, notably in Africa, Brazil and in the Caspian Sea. The Offshore branch’s share of Group backlog increased from 30.5% at December 31, 2002 to 40.3% at December 31, 2003.

      Thanks to the size and quality of our backlog, based on an unchanged scope of consolidation, budgetary currency exchange rates (€1 = U.S.$1.20) and a 37% tax rate, we have announced our objective to reach the following annual targets for 2004 compared to our results in 2003 under French GAAP:

•	an annual net sales increase of 9%;

•	an annual increase in operating income of 13%;

•	an annual increase in net income before goodwill amortization of 35%; and

•	to keep our gearing ratio below 20%.

      Nonetheless, no assurances can be given that we will achieve our objectives and targets, which are not statements of historical fact, and are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated. See “Cautionary Note Regarding Forward Looking Statements” and “Item 3. Key Information — Risk Factors.”

Recent Developments

      On May 27, 2004, we announced the following results for the three-month period ended March 31, 2004:

•	€6,451 million in backlog for the period ended March 31, 2004, an increase of 5.9% over the €6,091 million recorded for the period ended March 31, 2003;

•	€1,250 million in net sales, an increase of 13.7% compared to the first quarter of 2003 where we recorded €1,099 million in net sales;

•	net income of €(3.3) million in net income (loss), a 5.7% improvement over the €(3.5) million loss recorded in the first quarter of 2003;

•	net income before non-operating items and goodwill amortization of €26.6 million, a 37.8% improvement over the €19.3 million recorded in the first quarter of 2003;

•	fully diluted earnings per share of €0.97 per share, an improvement of 22.8% compared to the €0.79 per share recorded in the first quarter of 2003; and

•	fully diluted earnings per ADS of U.S.$0.30 per share, a 25% increase from the U.S.$0.24 per ADS recorded in the first quarter of 2003.

      Corporate Financing. As disclosed in more details in the paragraph Material Contracts, the Company has signed on April 29, 2004 a five-year €850 million bank revolving credit facility and issued on May 26, 2004 a seven-year €650 million eurobond.

      Repurchase by the Group of its own shares. Subsequent to shares repurchased in January and February 2004, as disclosed in Note 28(b) to the December 31, 2003 Consolidated Financial Statements. Technip further repurchased to-date 149,109 of its own shares within the share repurchase program. Beneficiaries of the 1999 Stock Option Plan exercised 230,595 stock purchase options prior to April 30, 2004 (the 1999 Stock Option Plan maturity date).

Results of Operations for the Year Ended December 31, 2003,

Compared to the Year Ended December 31, 2002

Net Sales

      In 2003, we had consolidated net sales of €4,711.1 million, an increase of 5.8% from net sales of €4,452.3 million in 2002. Our net sales are largely comprised by net sales of our two largest divisions, our Onshore branch and our Offshore branch. In the Onshore branch in 2003, among the largest contributors to net sales, due to the size and status of progress on these contracts, were Takreer, Nigeria Trains IV and V, Qatif, Omifco and 10th complex. In the Offshore branch in 2003, the SURF activity represented 59% of our net sales while our Floaters activity represented 41%.

      Backlog. We define backlog as the remaining portion of ongoing contracts’ sale price to be recognized in the future. Our backlog was €7,180.4 million at December 31, 2003, increasing from €5,776.1 million at December 31, 2002.

      By business segment, at December 31, 2003, approximately 40.3% of our backlog was in the Offshore segment, 54.4% was in the Onshore/ Downstream segment and the remainder was in our Industries segment. Contract intake in 2003 was driven in the Offshore sector principally by integrated projects in Africa (SURF and Floaters), in North Sea and in Brazil. In the Onshore/ Downstream sector, backlog was driven principally by petrochemical, gas and other projects in the Africa/ Middle East region, which accounted for 61% of segment backlog as of December 31, 2003. Backlog in the Industries sector at December 31, 2003 consisted principally of several service and construction contracts for the pharmaceutical, chemical, electricity and metal industries.

      Net sales by segment. Our Offshore segment accounted for €2,209.7 million or 46.9% of total revenues in 2003 compared to €2,125.0 million, or 47.8% in 2002. Major contributors to our 2003 revenues were our SURF business, which accounted for 59% of segment revenues of December 31, 2003 and our Floaters business, which accounted for a further 41% of Offshore segment revenues.

      Our Onshore/ Downstream segment, which is comprised of activities related to production, refining and petrochemicals, accounted for €2,119.0 million or 45% of total revenues in 2003, compared to €1,938.6 million, or 43.5% in 2002, an increase in net sales of 9.3%. The major factors contributing to the increase in sales in this segment were due to contracts put in force in 2002 with the early engineering phases where we tend not to recognize substantial revenues compared to the later phases in which equipment procurement and construction work have taken place in 2003 and project milestones have been met. See “Item 4. Information on Technip — Description of Our Operations — Execution of a Turnkey Contract.” The major contributors are Takreer, Nigeria trains IV and V, Qatif, Omifco and 10th Complex.

      Our Industry segment accounted for net sales of €382.4 million or 8.1% of total net revenues in 2003, as compared to €388.7 million, or 8.7% of total net revenues, in 2002. Sales in 2003 derived from contracts in the pharmaceutical industry (MSD, Solvay and Aventis), the chemical industry (BASF in Germany and Sabic Acid Acetic in Saudi Arabia) as well as contracts for the construction of treatment units of ores (Bauxilum in Venezuela) and construction of electricity generation plants in Germany (Bochum), an Airbus 380 assembly site in France and several contracts for the cement, metals and aerospace industries.

      Net sales by geographic area. During 2003, our operations in Europe and Russia/ Central Asia generated €1,138.2 million in sales, or 24.2% of total revenues, compared to €1,196.6 million in sales, or 26.9% of total revenues in 2002. The principal contributors to sales in this region in 2003 were in the Offshore segment, Braemar (MARATHON), Clapham (PETROCANADA), Seven Heads (RAMCO ENERGY), Fram West (NORSK HYDRO) and Ringhorne Jurassic (EXXON MOBIL). Additionally, sales recorded from engineering activities in this region include Anvers Prime G (TOTAL), PPF6 (DSM) and AG/ H2 plant (OMV).

      Sales generated from our activities in Africa/ Middle East during 2003 amounted to €2,150.3 million, or 45.6% of total revenues, compared to €1,482.0 million or 33.3% of total 2002 revenues. The principal offshore contracts contributing to sales in this region in 2003 were East Area (EXXON MOBIL), and Amenam (TOTAL) in Nigeria, EPS Zafiro (EXXON MOBIL) in Equatorial Guinea and EPS Xikomba (EXXON MOBIL) in Angola.

Our principal Onshore/ Downstream contracts in this region were Nigeria trains IV and V, Omifco in Oman, Qatif in Saudi Arabia, Takreer in United Arabian Emirates and the 9th and 10th complex of Ethylene in Iran.

      Our operations in Asia Pacific generated sales of €344.5 million in 2003, or 7.3% of total revenues, a decrease from €445.2 million, or 10% of total revenues in 2002. Our principal contributors to Offshore segment sales in 2003 in this region were TSEP (WOODSIDE) in Australia and Conoco B (CONOCO PHILIPS) in Indonesia. In the Onshore/ Downstream segment, the principal contributors to sales were petrochemical projects in China, Taiwan and Vietnam.

      Sales generated from our activities in the Americas decreased significantly during 2003 and amounted to €1,078.1 million, or 22.9% of total revenues, compared to €1,328.5 million, or 29.8% of total revenues, in 2002. Sales in this region are particularly tied to our Offshore operations in Brazil and the Gulf of Mexico, with notably contracts for the engineering and construction of SPAR production platforms for Gunisson (KERR MCGEE), Mad Dog (BP), Holstein (BP) as well as the integrated turnkey projects Nakika (SHELL), Bidao (PETROBRAS) and Huskywhite Rose (HUSKY) in Canada. In the Onshore/ Downstream branch, sales in 2003 reflected the substantial progress on the Syncrude and Cryogenic gas plant projects in North America.

Cost of Sales

      Our cost of sales was €3,990.6 million in 2003, compared to €3,754.8 million in 2002. The major component was payroll, study costs, and external costs such as equipment purchases and construction subcontracting. The increase in our costs was principally linked to our overall level of activity. The Onshore/ Downstream segment and the Offshore segment each accounted respectively for about 46.9% and 44.0% of this amount (€1,875.0 million and €1,756.7 million, respectively) increasing from 9.2% and 4.0% in 2002.

Research and Development Expenses

      Research and development expenses amounted to €33.3 million in 2003 compared to €37.4 million in 2002. This decrease results from the synergies following the Coflexip acquisition.

Selling, General and Administrative Expenses

      Our selling, general and administrative expenses during 2003 were €341.7 million (or 7.2% of net sales) compared to €312.5 million (or 7.0% of net sales) incurred in 2002.

EBITDA

      The primary operating performance measure for our business segments is earnings (loss) before accounting depreciation and amortization (EBITDA). EBITDA corresponds to operating income before depreciation and amortization, a line item on the face of our consolidated statement of operations included in the Consolidated Financial Statements. We believe that EBITDA is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis.

	2003	2002	2001

	(in million of EUR)
EBITDA
– Offshore	242.7	250.1	86.3
– Onshore/ Downstream	100.4	85.3	189.0
– Industries	2.4	12.2	9.1

Total	345.5	347.6	284.4
Less:
Depreciation and amortization other than goodwill	(117.9)	(143.0)	(49.6)
Subtotal:
Operating Income	227.6	204.6	234.8
Less:
Financial result	(44.3)	(66.9)	(6.5)
Less:
Income tax	(82.0)	(46.3)	(65.5)
Non Operating loss, Income of equity affiliates and Minority Interests	(7.3)	(3.0)	6.6
Less:
Goodwill Amortization	(113.7)	(117.8)	(61.3)
Net Income	(19.7)	(29.4)	108.1

      Our earnings before interest, tax, depreciation and amortization (EBITDA) amounted to €345.5 million in 2003 compared to €347.6 million in 2002.

      EBITDA by segment. Below we present EBITDA and EBITDA margins by business segment for 2003 and 2002. We have defined segment EBITDA margins as segment EBITDA divided by segment net sales.

      Our Offshore segment generated EBITDA of €242.7 million, with a segment EBITDA margin of 11.0% in 2003, improved from segment EBITDA of €250.1 million, with a segment EBITDA margin of 11.8% in 2002.

      Our Onshore/ Downstream segment generated EBITDA of €100.4 million, with a segment EBITDA margin of 4.7% in 2003, compared to segment EBITDA income of €85.3 million, with a segment EBITDA margin of 4.4% in 2002. This slight increase is explained on the one hand by the completion of several major projects on favorable terms in 2003, which allowed us to recognize strong margins and write back project-specific risk and technical provisions, and on the other hand by reduction of the selling and administrative costs.

      Our Industry segment contributed EBITDA of €2.4 million with a segment EBITDA margin of 0.6% in 2003, as compared to segment EBITDA of €12.2 million with a segment EBITDA margin of 3.1% in 2002, a decrease in segment EBITDA of 80% due to losses recognized on former contracts.

      EBITDA by geographic zone. Below we present EBITDA and EBITDA margins by geographic zone for 2003, 2002 and 2001. We have defined EBITDA margins as EBITDA divided by segment net sales for a given zone.

	2003	2002	2001

	(in million of EUR)
EBITDA
– Europe and Russia/ Central Asia	118.9	148.4	73.2
– Africa/ Middle East	144.3	102.9	74.8
– Asia Pacific	23.2	22.1	72.2
– Americas	59.1	74.2	64.2

Total	345.5	347.6	284.4
Less:
Depreciation and amortization other than goodwill	(117.9)	(143.0)	(49.6)
Subtotal:
Operating Income	227.6	204.6	234.8
Less:
Financial result	(44.3)	(66.9)	(6.5)
Less:
Income tax	(82.0)	(46.3)	(65.5)
Non Operating loss, Income of equity affiliates and Minority Interest	(7.3)	(3.0)	6.6
Less:
Goodwill Amortization	(113.7)	(117.8)	(61.3)
Net Income	(19.7)	(29.4)	108.1

      In Europe and Russia/ Central Asia, we generated EBITDA of €118.9 million in 2003 (10.4% EBITDA margin) compared to €148.4 million (12.4%) in the previous year. The Offshore segment has performed well in the North Sea region. The Onshore/ Downstream segment contribution comes from the projects with DSM, BP and HDT in Turkmenistan.

      In Africa/ Middle East, we generated EBITDA of €144.3 million in 2003 (6.7% EBITDA margin) compared to €102.9 million (6.9%) in the previous year. This increase reflects notably the EPS Zafiro (Exxon Mobil) in Equatorial Guinea, Eps Zikomba (Exxon Mobil) in Angola and AMP1 (Total) in Nigeria, for the Offshore segment. The Onshore/ Downstream segment contribution to the EBITDA of the region reflects in large part the contracts realized in Nigeria, Iran, Oman, Saudi Arabia, Abu Dhabi and Emirates.

      In Asia Pacific, we generated EBITDA of €23.2 million in 2003 (6.7% EBITDA margin) compared to €22.1 million (5.0%) in the previous year. The situation in this region reflects in large part the status of progress on the following contracts: PTA, Phu-my, BP Secco and SMPO Nanhai.

      In the Americas, we generated EBITDA of €59.1 million in 2003 (5.5% EBITDA margin) compared to €74.2 million (5.6%) in the previous year. This evolution in EBITDA reflects the low level of utilization of our Corpus Christi yard and operational difficulties on a SURF project based in Gulf of Mexico.

Operating Income

      Depreciation and amortization other than goodwill. Charges for depreciation of assets during 2003 amounted to €117.9 million, compared to €143.0 million in 2002. In 2003, the decrease mainly results from the change in the vessels estimated life on the basis of an independent expert’s report. The impact amounts to €(8.9) million in 2003.

      Operating income amounted to €227.6 million in 2003 compared to €204.6 million in 2002, an increase of 11.2%. The operating margin (operating income taken as a percent of net sales) increased from 4.6% in 2002 to 4.8% in 2003, primarily as a result of the increase in the Offshore segment operating margin.

Financial result

      We had a net financial loss of €44.3 million in 2003 compared to €66.9 million in 2002. This line item does not include financial revenue on positive cash balances of individual contracts, which we account for under net sales. In 2003 and 2002, financial revenues from these sources contributed €9.9 million and €13.6 million, respectively, to our net sales. In 2003 we incurred €25.8 million in financial expenses related to our OCEANE bonds including €16.1 million as redemption premium amortization. Other factors contributing to this net financial loss were financial expenses of €7.6 million in connection with short-term notes, and exchange-rate related losses of €2.9 million.

Income of Equity Affiliates

      We had income from equity affiliates of €1.1 million in 2003 compared to no equity in income from unconsolidated affiliates in 2002. The 2003 income from equity affiliates of €1.1 million essentially results from Nargan.

Non-operating Loss

      We recorded a non-operating loss of €7.6 million compared to a non-operating loss €6.9 million in 2002. In 2003, this item consists of restructuring costs in Finland for an amount of €4.4 million and in Germany for an amount of €2.7 million. This item includes also a €3.5 million net gain on the former headquarters building sale and a €(1.5) million loss resulting from the disposal of Unirig Pty Ltd. shares.

      The non-operating loss in 2002 was primarily derived from restructuring costs of €7.0 million and exceptional losses of €8.7 million related to non recurring losses occurred on former contracts, offset by €6.2 million in tax credits awarded by the Italian tax authorities and gains on asset sales of €5.6 million related to our disposal of shares of Ipedex and Rintekno.

Income Tax

      Our income tax for 2003 amounted to €82.0 million, for a profit before tax and before goodwill amortization of €176 million, compared to an income tax of €46.3 million in 2002. Compared to the generally applicable French corporate income tax rate of 35.43% for 2003 and 2002, our effective income tax rate amounted to 44.29% in 2003 and 33.53% in 2002. This increase results mainly from our decision not to recognize further deferred tax assets in view of the operational losses recorded in the United States in 2002 and 2003.

Minority Interests

      Minority interests in our earnings amounted to €(0.8) million compared to €3.9 million in 2002. Minority interests in 2002 were principally attributable to our Indian subsidiary SEAMEC. In 2003, the Group raised its stake in SEAMEC (India) to 78.2% following a 20% purchase of interests.

Goodwill amortization

      Goodwill amortization amounts to €113.7 million in 2003 compared to €117.8 million in 2002. This decrease mainly comes from the purchase price reduction in connection with the acquisition of Aker Maritime Deepwater Division granted in 2003.

Net Income (loss)

      Our consolidated net loss for 2003 was €19.7 million compared to €29.4 million in 2002.

      Net income before non-operating items and goodwill amortization upon acquisition represents a profit of €101.6 million compared to €95.3 million in 2002. On this basis, earning before non-operating items and goodwill amortization per diluted share amounted to €3.98 in 2003 compared to €3.91 in 2002. The diluted per share results are affected by the issuance of exchangeable/ convertible bonds (OCEANE) in January 2002. The calculation of diluted per share information assumes the restatement of convertible bonds redemption premium amortization and related financial costs after tax.

Results of Operations for the Year Ended December 31, 2002,
Compared to the Year Ended December 31, 2001

Net Sales

      Our consolidated net sales for the fiscal year 2002 amounted to €4,452.3 million. This was an increase of 25.6% from net sales in 2001 of €3,546.0 million and is largely due to our acquisition of Coflexip, the results of which have been consolidated since October 1, 2001. In addition, our sales growth was negatively affected by a decrease of approximately 15.3% for our businesses other than Coflexip. On a pro forma basis reflecting our business combination, as of January 1, 2001, our 2002 net sales decreased 10.0% from pro forma net sales of €4,949.8 million in 2001, mainly as a result of decreased onshore revenues recorded in 2002 and the disposal of several non-strategic activities. Among the largest contributors to net sales in 2002, as a result of the size and status of progress on these contracts, were for the Onshore branch, Haradh Gas Plant in Saudi Arabia (SAUDI ARAMCO), PTA & FEL in Taiwan (BP), Fujairah Water & Power in the United Arab Emirates, and for the Offshore branch, Devil Tower (WILLIAMS), Holstein (BP AMOCO) and Gunnison (KERR MC GEE) all in the United States.

      Backlog. Backlog was €5,776.1 million at December 31, 2002, increased from €4,926 million at December 31, 2001. Backlog figures at December 31, 2001 include the full backlog of Coflexip at that date. During 2002, there was noticeable backlog growth in the Onshore/ Downstream segment in particular.

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

      Backlog at December 31, 2002 does not include the order intake of several contracts which have been signed, but for which financing had not yet been confirmed by the client. As a result, our order intake not yet booked as backlog as of December 31, 2002, amounted to approximately €0.4 billion, compared to approximately €1.5 billion at December 31, 2001 and €0.7 billion at December 31, 2000.

      Net sales by segment. Our Offshore segment accounted for €2,125.0 million or 47.8% of total sales in 2002 compared to €722.0 million, or 20.4% in 2001. The significant increase in net sales was mainly attributable to our consolidation of Coflexip as of October 1, 2001. Substantially all revenues of Coflexip are included in our Offshore segment. Major contributors to our 2002 revenues were our SURF and SPAR businesses in North America, two significant turn-key contracts relating to a platform in Nigeria and for development platforms for the Cakerawala fields in Malaysia, as well as strong activity levels in the North Sea.

      Our Onshore/ Downstream segment, which is comprised of activities related to production, refining and petrochemicals, accounted for €1,938.6 million or 43.5% of total revenues in 2002, compared to €2,352.0 million, or 66.3% in 2001, a decline in net sales of 17.6%. The major factors contributing to the decrease in sales in this segment were unusually low backlog levels at the beginning of 2002 as a result of our delivery of several major turnkey contracts prior to year end 2001 combined with slow order intake in the first quarter of 2002. Additionally, the decrease was impacted by a mix of projects-in-course mainly comprised of those in the early engineering phases where we tend not to recognize substantial revenues compared to the later phases in which equipment procurement and construction work are taking place and project milestones are being met. See “Item 4. Information on Technip — Description of Our Operations — Execution of a Turnkey Contract.”

      Our Industry segment contributed sales of €388.7 million or 8.7% of total revenues in 2002 as compared to €472 million, or 13.3% of total revenues, in 2001, a decrease in net sales of 17.6%, reflecting the particularly high level of sales recorded in 2001 as a result of the completion of several large turnkey contracts. Sales in 2002 derived from contracts in the pharmaceutical industry (MSD, Aventis Pasteur), the chemical and metals industry (Goro Nickel in New Caledonia, Copebras in Brazil, Kemapco in Jordan) as well as contracts for the construction of electricity generation plants in Germany, an Airbus 380 assembly site in France and several contracts for the cement industry.

      Net sales by geographic area. During 2002, our operations in Europe and Russia/ Central Asia generated €1,196.6 million in sales, or 26.9% of total revenues, compared to €942.0 million in sales, or 26.6% of total revenues in 2001, an increase of 27.0%, reflecting primarily the consolidation of Coflexip’s North Sea and other European revenues for the full fiscal year 2002. The principal contributors to sales in this region in 2002 were Hutton and MacLure (KERR MCGEE), Juno (BG) and Fram West (NORSK HYDRO). Additionally, sales recorded from engineering activities in this region progressed significantly notably due to the River Fields Development project (BP).

      Sales generated from our activities in Africa/ Middle East during 2002 amounted to €1,482.0 million, or 33.3% of total revenues, an increase of 22.6% from reported revenues in 2001 of €1,209.0 million or 34.1% of total 2001 revenues. The principal offshore contracts contributing to sales in this region in 2002 were Amenam (TFE) and Abo (AGIP) in Nigeria, Sable (BLUEWATER) in South Africa, and EPS Zafiro (EXXON MOBIL) in Equatorial Guinea. Our principal Onshore/ Downstream contracts in this region were Nigeria train III (in the process of being delivered) and trains IV and V which were commenced in the first quarter of the year, Haradh Gas Plant and Haradh Pipe in Saudi Arabia, Fujairah Water and Power in the UAE, and ethylene complex in Iran, as well as the Qchem contract in Qatar which is in the process of being delivered.

      Our operations in Asia Pacific generated sales of €445.2 million in 2002, or 10.0% of total revenues, a decrease from €560.0 million, or 15.8% of total revenues in 2001. The decrease in 2002 is principally the result of the delay in the signature and commencement of several Onshore/ Downstream contracts. Our principal contributors to Offshore segment sales in 2002 in this region were the Cakerawala (CTOC) project in Malaysia, the Lan Tay (BP) project in Vietnam and the Laminaria Phase II (WOODSIDE) project in Australia. In the Onshore/ Downstream segment, the principal contributors to sales were petrochemical projects in China, Taiwan and Vietnam.

      Sales generated from our activities in the Americas increased significantly during 2002 and amounted to €1,328.5 million, or 29.8% of total revenues, compared to €835.0 million, or 23.5% of total revenues, in 2001. Sales in this region are particularly tied to our Offshore operations in Brazil and the Gulf of Mexico, with notably contracts for the engineering and construction of SPAR production platforms for Vastar Horn Mountain (BP), Gunisson (KERR MCGEE), Holstein (BP) as well as the integrated turnkey projects Devil’s Tower (WILLIAMS), Nakika (SHELL), Falcon (MARINER/ PIONEER) and Bidao (PETROBRAS). In the Onshore/ Downstream branch, sales in 2002 reflected the substantial progress on the La Isla refinery in Curaçao during this period, as well as the Syncrude, HDPE and American Acryl projects in North America.

Cost of Sales

      Our cost of sales was €3,754.8 million in 2002, compared to €3,094.3 million in 2001. The major component was payroll, study costs, and external costs such as equipment purchases and construction subcontracting. The increase in our costs was principally linked to our overall level of activity. The Onshore/ Downstream segment and the Offshore segment each accounted for about 45.5% of this amount (€1,725.9 million and €1,715.5 million, respectively).

Research and Development Expenses

      These amounts also include research and development costs which amounted to €37.4 million in 2002 compared to €18.3 million in 2001. The increase between the two periods is primarily due to the consolidation of Coflexip research and development expenses for the full year 2002 compared to only three months in 2001.

Selling, General and Administrative Expenses

      Our selling, general and administrative expenses during 2002 were €312.5 million (or 7% of net sales) compared to €149.0 million (or 4.2% of net sales) incurred in 2001. The increase between the two periods is primarily due to the consolidation of Coflexip selling, general and administrative expenses for the full year 2002 compared to only three months in 2001.

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

      Our earnings before interest, tax, depreciation and amortization (EBITDA) amounted to €347.6 million in 2002 compared to €284.4 million in 2001. The growth in EBITDA resulted from the contribution of Coflexip as a consolidated entity for the full year 2002 (amounting to €234.1 million in 2002), offset in part by a reduction of nearly half in the EBITDA contribution from Onshore/ Downstream and Industrial activities in the same period.

      In 2001 the results of the Deepwater Division were impacted not only by the non-recurring loss of €27.3 million incurred on a drilling rig repair contract undertaken by Coflexip, but also by the delay of several deepwater field development projects in the Gulf of Mexico and the relatively low average levels of capacity utilization at its yards in Newcastle and Corpus Christi.

      EBITDA by segment. Below we present EBITDA and EBITDA margins by business segment for 2002 and 2001. We have defined segment EBITDA margins as segment EBITDA divided by segment net sales.

      Our Offshore segment generated EBITDA of €250.1 million, with a segment EBITDA margin of 11.8% in 2002, improved from segment EBITDA of €86.3 million, with a segment EBITDA margin of 11.9% in 2001. The principal sources of EBITDA for this segment in 2002 was the consolidation of Coflexip for the full year for an EBITDA contribution of €234.1 million, or 94% of the segment’s EBITDA for the year. The main driver of EBITDA in 2002 were contracts in the Europe and Russia/ Central Asia zone.

      Our Onshore/ Downstream segment generated EBITDA of €85.3 million, with a segment EBITDA margin of 4.4% in 2002, compared to segment EBITDA income of €189.0 million, with a segment EBITDA margin of 8.0% in 2001, a decrease in segment EBITDA of more than half. This substantial drop is explained on the one hand by the completion of several major projects on favorable terms in 2001, which allowed us to recognize strong margins and write back project-specific risk and technical provisions, and on the other hand by the timing of our significant order intake in 2002 which did not in many cases allow for substantial progress to be made during that year. As a result, our mix of projects-in-course in 2002 was weighted in favor of projects in the early engineering phases where we tend not to recognize substantial margins compared to the later phases in which equipment procurement and construction work are taking place and project milestones are being met. See “Item 4. Information on Technip — Description of Our Operations — Execution of a Turnkey Contract.”

      Our Industry segment contributed EBITDA of €12.2 million with a segment EBITDA margin of 3.1% in 2002, as compared to segment EBITDA of €9.1 million with a segment EBITDA margin of 1.9% in 2001, an increase in segment EBITDA of 34%. A major contributing factor to the increase in segment EBITDA and margin was the difficulty encountered in 2001 on a turnkey contract in Senegal, compared to strong results in 2002 driven by our RWE Niederaussem contract in Germany, ARAMCO contract in Saudi Arabia and Copebras contact in Brazil.

      EBITDA by geographic zone. Below we present EBITDA and EBITDA margins by geographic zone for 2002 and 2001. We have defined EBITDA margins as EBITDA divided by segment net sales for a given zone.

      In Europe and Russia/ Central Asia, we generated EBITDA of €148.4 million in 2002 (11.5% EBITDA margin) compared to €73.2 million (7.8%) in the preceding year. The increase was due to the consolidation for the full year in 2002 of Coflexip’s activities in this region, including notably in the North Sea, compared to the consolidation for three months in 2001.

      In Africa/ Middle East, we generated EBITDA of €102.9 million in 2002 (6.9% EBITDA margin) compared to €74.8 million (6.2%) in the preceding year. This increase reflects notably the Fujairah, Haradh and Egyptian Naphta contracts in the Middle East and our Nigeria contracts in Africa.

      In Asia Pacific, we generated EBITDA of €22.1 million in 2002 (5% EBITDA margin) compared to €72.2 million (12.9%) in the preceding year. The decrease in EBITDA and EBITDA margin in this region reflects in large part the status of progress on our PTA and Phu-my contracts.

      In the Americas, we generated EBITDA of €74.2 million in 2002 (5.6% EBITDA margin) compared to €64.2 million (7.7%) in the preceding year. This growth in EBITDA reflects the consolidation of Coflexip and its substantial operations in the Gulf of Mexico and Brazil for the full year 2002 as well as our La Isla contract in Curaçao, partly offset by the low level of utilization of our Corpus Christi yard and operational difficulties at a Coflexip subsidiary based in Houston.

Operating Income

      Depreciation. Charges for depreciation of assets during 2002 amounted to €143.0 million, compared to €49.6 million in 2001. The increase is mainly due to additional depreciation on the assets acquired from Coflexip in October 2001. Coflexip, and our Offshore segment generally, generate more significant depreciation charges than our other business segments because of their heavy capital investments in construction vessels.

      Operating income amounted to €204.6 million in 2002, compared to €234.8 million the previous year, a decrease of 13%. The operating margin (operating income taken as a percent of net sales) declined to 4.6% in 2002 from 6.6% in 2001, primarily as a result of the decline in the Offshore segment operating margin to 0.5% and the decline in the operating margin of our other activities to approximately 3% in 2002. Offshore’s operating margins were negatively affected in 2002 by our inability to execute contracts with CSO Deep Blue during its extensive outfitting during that year as well as underutilization of our construction yards. Margins in the rest of the business reflected the large number of major contracts in the early phases during which we do not typically recognize strong margins.

Financial Result

      We had a net financial loss (excluding financial income on contract installment payments, which we record under net sales) of €66.9 million in 2002 compared to €6.5 million in 2001. The principal factor contributing to this loss was our higher average debt level in 2002 due primarily to the financing of the cash portion of our acquisition of Coflexip through borrowing in late 2001, which we refinanced through the issuance of OCEANE bonds in January 2002. In 2002 we incurred €27.3 million in financial expense related to our OCEANE bonds including a €16.9 million as redemption premium amortization. Other factors contributing to this net financial loss were financial expense of €10.8 million in connection with short-term notes, and exchange rate related losses of €12.9 million relating to Coflexip. This line item does not include financial revenue on positive cash balances of individual contracts, which we account for under net sales. In 2002 and 2001 financial revenues from these sources contributed €14.0 million and €17.0 million, respectively, to our net sales.

Income of Equity Affiliates

      We had no income from equity affiliates in 2002 compared to €15.6 million in 2001. The change reflects principally the full consolidation of Coflexip and the disposal of a number of non-strategic minority holdings. The principal equity affiliates contributing income to this item in 2001 were Coflexip with a contribution of €14.4 million in 2001 and Ipedex, a subsidiary which provides maintenance and operations for oil and gas companies. Coflexip was accounted for under the equity method from April 2000 until September 30, 2001. In the beginning of October 1, 2001 we consolidated its operations following the successful completion of the Coflexip and ISIS exchange offers. We sold our 46% interest in Ipedex in a management buy-out in 2002.

Non-operating Loss

      We recorded a non-operating loss of €6.9 million in 2002 compared to a non-operating loss in 2001 of €6.6 million. In 2001 our non-operating loss was primarily the result of the dilution of our interest in Coflexip prior to the business combination as well as restructuring charges related to EHR GmbH and other expenses. Coflexip did not contribute to our non-operating loss of 2001. The non-operating loss in 2002 was primarily derived from restructuring costs of €7.0 million and exceptional losses of €8.7 million related to non recurring losses occurred on former contracts, offset by €6.2 million in tax credits awarded by the Italian tax authorities and gains on asset sales of €5.6 million related to our disposal of shares of Ipedex and Rintekno.

Income Tax

      Our income tax for 2002 amounted to €46.3 million, compared to €65.5 million in 2001. Compared to the generally applicable French corporate income tax rate of 35.43% for 2002 and 36.66% for 2001, our effective income tax rate amounted to 33.53% in 2002 and 30.36% in 2001.

Minority Interests

      Minority interests in our earnings amounted to €3.9 million in 2002 compared to €2.4 million in 2001. Minority interests in 2002 were principally attributable to our Indian subsidiary SEAMEC.

      Goodwill amortization amounted to €117.8 million in 2002 compared to €61.3 million in 2001. This increase comes from the fact that goodwill resulting from the Coflexip and ISIS acquisitions was amortized over a three-month period in 2001 (since October 1, 2001). In 2002, this goodwill was amortized over the full twelve-month period.

      As a result of the reduced expectations of future cash flows from the Deepwater Division, Coflexip had recorded in 2001 an amortization charge of €142.6 million relating to the Deepwater Division acquisition goodwill carried on its balance sheet. This charge did not have a negative effect on our consolidated results for the year.

Net Income (loss)

      Our consolidated net loss for 2002 was €29.4 million, compared to net income of €108.1 million in 2001.

      Net income before non-operating items and amortization of goodwill upon acquisition represents a profit of €95.3 million in 2002 compared to a profit of €176.0 million in 2001, or a decrease of 45.9%. On this basis, earning before non-operating items and goodwill amortization per diluted share in 2002 amounted to €3.91 in 2002 compared to €6.93 in 2001. The diluted per share results in 2002 are affected by the issuance of exchangeable/ convertible bonds (OCEANE) in January 2002. The calculation of diluted per share information assumes the restatement of convertible bonds redemption premium amortization and the related financial costs after tax. 2002 diluted per share information does not take into account options in our 2003 plan which were not attributed at December 31, 2002.

Cash Flows

2003 compared to 2002

      Cash flow from operating activities. We recorded positive cash flow from operating activities of €348.7 million in 2003 compared to positive cash flow from operating activities in 2002 of €432.8 million.

      In 2003, amortization and depreciation of tangible and intangible assets (including goodwill) totaled €231.6 million, compared to €260.8 million in 2002. The decrease in amortization and depreciation is mainly due to the changes in the scope of consolidation, to the change in the vessels’ estimated life on the basis of an independent expert’s report, and to a lesser extent due to decreased amortization of goodwill resulting from acquisitions. Additionally, amortization of the redemption premium related to the OCEANE bonds amounted to €16.1 million in 2003 compared to €16.9 million in 2002.

      Cash flow from operating activities deducts income of equity affiliates (net of dividends) from net income, which was €(1.1) million in 2003 compared to zero in 2002. Cash flow from operating activities also deducts gain on disposal of fixed and financial assets, which was a loss of €0.3 million in 2003 compared to a gain of €10.7 million in 2002. In 2003, the loss comes from the disposal of Unirig Pty Ltd. shares less the net gain on the building sale. The principal source of gain upon disposal in 2002 was the sale of shares in Ipedex and Rintekno.

      Net changes in operating assets and liabilities had a positive impact of €119.4 million compared to €192.9 million in 2002 on the Group cash.

      Cash flow from investing activities. Net cash provided from investing activities was €11.0 million compared to €18.7 million in 2002. Total capital expenditures on intangible assets, property, plant and equipment, and cash paid for acquired businesses were €126.0 million in 2003, compared to €126.2 million in 2002.

      Proceeds from the disposal of fixed assets and investments amounted to €106.7 million in 2003 compared to €143.2 million in 2002. These amounts in 2003 represented the CB3 building sale for €100 million and the disposal of Unirig Pty Ltd. shares. Proceeds were in 2002 derived mainly from the disposal of Coflexip’s former headquarter facilities, the sale of the Well Operations activities and the disposal of our shares of Novasep as part of the ISIS merger. Moreover, during the first half-year, Coflexip and Aker Maritime reached an agreement regarding the purchase price adjustment mechanisms stipulated in the contract following the acquisition of Aker Maritime’s Deepwater Division leading to a €38.2 million purchase price reduction (corresponding to the amount received in 2003 on a total of €40.7 million granted). This reduction leads to a decrease in the goodwill recorded in the accounts.

      Cash increase from changes in scope of consolidation represents the cash balances of companies acquired or disposed of, measured as of the date of acquisition or disposal and was an increase of €7.9 million in 2003 compared to a decrease of €1.7 million in 2002. In 2003, this amount represents the cash from the disposal of Unirig Pty Ltd and the 20% interests purchased by the Group in order to raise its stake in SEAMEC (India).

      Cash flow from financing activities. Net cash used in financing activities totaled €169.8 million in 2003 compared to €436.1 million used by financing activities in 2002. In 2003, this amount related primarily to the redemption of convertible bonds for an amount of €49.8 million and a lesser use of short-term commercial paper. Other financing activities using cash in 2003 were our payment of a dividend amounting to €77.3 million and €6.5 million in treasury share buy backs.

2002 compared to 2001

      Cash flow from operating activities. We recorded positive cash flow from operating activities of €432.8 million in 2002 compared to positive cash flow from operating activities in 2001 of €112.0 million.

      In 2002, amortization and depreciation of tangible and intangible assets (including goodwill) totaled €260.8 million, compared to €110.9 million in 2001. The increase in amortization and depreciation is mainly due to the increased amortization of tangible assets (pipelaying vessels, plants and facilities) in the fourth quarter of 2001 and full year 2002 due to the full consolidation of Coflexip after the takeover bid, and to a lesser extent due to increased amortization of goodwill resulting from acquisitions. Additionally, amortization of the reimbursement premium related to the OCEANE bonds amounted to €16.9 million in 2002.

      Cash flow from operating activities deducts income of equity affiliates (net of dividends) from net income, which was zero in 2002 compared to a deduction of €7.5 million in 2001. The change in 2002 is almost entirely due to the full consolidation of Coflexip in 2002 versus equity method for the first three quarters in 2001. Cash flow from operating activities also deducts gain on disposal of fixed and financial assets, which was €10.7 million in 2002 and €2.8 million in 2001. The principal source of gain upon disposal in 2002 was the sale of shares in Ipedex and Rintekno.

      Net changes in operating assets and liabilities had a positive impact of €192.9 million in 2002 compared to a negative impact of €(101.2) million in 2001. This is due to significant progress payments on starting contracts.

      Cash flow from investing activities. Net cash from investing activities was €18.7 million in 2002 compared to €(660.3) million used in 2001. Total capital expenditures on intangible assets, property, plant and equipment, and cash paid for acquired businesses were €1,106.9 million in 2001, compared to €126.2 million in 2002. The significant item in 2001 was the acquisition of 5,000,000 shares of Coflexip for cash in October 2001 (total consideration of €1,040 million and related expenses of €45 million) in the context of the business combination.

      Proceeds from the disposal of fixed assets and investments amounted to €143.2 million in 2002 compared to €213.8 million in 2001. Proceeds were in 2002 derived mainly from the disposal of Coflexip’s former headquarter facilities, the sale of the Well Operations activities and the disposal of our shares of Novasep as part of the ISIS merger. The principal contribution in 2001 was the sale of substantially all of ISIS’s assets (other than shares of Coflexip, Compagnie Générale de Géophysique and us) to IFP for total consideration of €205 million subsequent to our acquisition of ISIS in October 2001 through an exchange offer conducted in the context of the business combination.

      Cash increase from changes in scope of consolidation represents the cash balances of companies acquired or disposed of, measured as of the date of acquisition or disposal and was €1.7 million in 2002 and €232.8 million in 2001. These amounts in 2001 represented cash acquired through the business combination in the amount of €241.5 million, partially offset by €(12.3) million deconsolidated upon our disposal of our subsidiary Chemoprojekt.

      Cash flow from financing activities. Net cash used in financing activities totaled €436.1 million in 2002 compared to €763.4 million provided by financing activities in 2001. In 2002, this amount related primarily to the reimbursement of €944 million of the financing in Coflexip acquisition partially offset by our OCEANE bond issue which provided cash of €793.5 million. Other financing activities using cash in 2002 were our payment of a dividend amounting to €79.7 million and €45.7 million in treasury share buy backs.

Liquidity and Capital Resources

      Our main needs for capital are the funding of ongoing operations, capital expenditures, and acquisitions. We have financed our needs with cash flow from operations, borrowings under bank facilities and our offerings of senior notes. We believe that net cash provided by operating activities, the additional financial resources generated by the issuance of our senior notes and available borrowing under bank facilities will be sufficient to meet our liquidity needs for the foreseeable future.

      We estimate capital expenditures for our fiscal year 2004 will approximate €131 million. Our budgeted investments will be principally €110 million to 112 million in the Offshore Segment. Capital expenditures amounted to €122.7 million in 2003, compared to a budgeted €122 million for the year.

      We define our working capital requirements as indicated in the table below. Our definition of working capital requirements may not be comparable to the definition of working capital requirements employed by other companies.

	December 31,

	2003	2002	2001

	(in millions of EUR)
Contracts-in-progress	6,368.2	4,896.2	6,313.6
Inventories and deferred bid costs, net	73.6	80.8	111.9
Advances to suppliers	244.6	122.5	98.0
Accounts and notes receivables, net	755.6	725.6	605.9
Other current assets, net	427.7	521.6	418.1
Less:
Retirement indemnities	(89.3)	(86.3)	(80.1)
Accrued liabilities	(234.8)	(242.5)	(257.5)
Progress payments on contracts	(7,047.8)	(5,420.2)	(6,472.5)
Accounts and notes payable	(783.1)	(720.8)	(770.8)
Other creditors	(691.9)	(756.1)	(662.3)

Working capital requirements	(977.2)	(879.2)	(695.7)

      Our working capital requirement at December 31, 2003 was €(977.2) million, compared with €(879.2) million at December 31, 2002 and €(695.7) at December 31, 2001. The increase in working capital requirements from 2001 to 2003 was primarily due to increased overall activity levels and resulting operating cash flows. Our capital expenditures and cash paid for acquired businesses in 2003 was €126.0 million compared with €126.2 million in 2002 and €1,106.9 million in 2001. The increase in 2001 was primarily due to the cash payment to Coflexip shareholders in the tender offer. In 2002, disposals of €143.2 million helped to offset expenditures and concerned principally Coflexip assets (Wellops, McNulty and former headquarters). In 2003, disposal of assets amounted to €106.4 million, and include €100 million on our former headquarters building sale.

      Net cash flow from operating activities was €348.7 million in 2003 compared to €432.8 million in 2002 and €112.0 million in 2001. See “— Cash Flows” above. Our cash and cash equivalents increased by €151.3 million to €892.4 million from €741.1 million at the end of 2002 and €763.4 million at the end of 2001. See “— Cash Flows”, above. Our cash in-hand and access to other sources of funds is sufficient to meet our anticipated operating and capital expenditure requirements.

      Contracts-in-progress, which represents the aggregate value of all our work-to-date recorded under current contracts (including turnkey and cost plus service contracts) and includes all invoiced equipment, supply and labor costs as well as a share of the estimated final contract margin, increased to €6,368.2 million at December 31, 2003 from €4,896.2 million at December 31, 2002 and slightly higher than the €6,313.6 million recorded at December 31, 2001. Contracts-in-progress include mainly turnkey or similar contract. These contracts are funded by partial payments invoiced to the customers. At December 31, 2003, progress payments received on ongoing projects amounted to €7,047.8 compared to €5,420.2 million at December 31, 2002 and €6,472.5 million at December 31, 2001.

      Our inventories and deferred bid costs at December 31, 2003 amounted to €73.6 million compared to €80.8 million at December 31, 2002 and €111.9 million at December 31, 2001. Inventories and deferred bid costs reflect principally (€67.0 million in 2003) the flexible piping and other manufacturing activities of our Offshore segment.

      Shareholders’ equity at December 31, 2003, before distribution of dividends related to the profit for the year, was €1,938.0 million, compared to €2,026.3 million, at December 31, 2002. In total, our management believes that shareholder’s equity is adequate to finance our fixed assets and provides a sound financial basis for the Group.

      Our total accrued liabilities and retirement indemnities amounted to €324.1 million at December 31, 2003, €328.8 million at December 31, 2002, and €338.6 million at December 31, 2001, and provide coverage for contract risks, risks associated with litigation, pension costs and general business risks.

      At December 31, 2003, the Group had unused and confirmed multicurrency credit lines of approximately €931 million (excluding a €200 million credit facility which purpose is restricted to refinance some of the outstanding debt). Approximately €547 million of this amount is available beyond December 31, 2004. At year-end 2003, we had outstanding commercial paper (one to three month maturity) in a principal amount of €205 million under a program registered with the “French Central Bank” and authorized in a maximum amount of €600 million. We believe that these, together with cash on hand and marketable securities, provide us with adequate operating liquidity. On April 29, 2004 Technip raised a €850 million new bank revolving facility with a five year facility to replace two of the authorized unused and confirmed credit lines. As a result, the Group had unused and confirmed multicurrency credit lines of approximately €1,068 million, of which approximately €734 million is available beyond December 31, 2004.

      On May 19, 2004, Technip launched the issue of a €650 million seven year bond maturing on May 26, 2011 with a 4.625% interest rate. The bond issue purpose is for general corporate needs with a view to reinforcing the Group’s financial structure without waiting for the January 1, 2007 maturity of its outstanding convertible bond by taking advantage of the historically low long-term interest rate environment.

      At December 31, 2003, our non-current assets amounted to €3,246.0 million, including fixed assets of €738.5 million, consisting principally of our construction fleet (€403.0 million) and property used for office space and production. At December 31, 2002, non-current assets amounted to €3,518.2 million. Our fixed assets amounted to €861.1 million at that date and consisted principally of our construction fleet (€429.4 million) and property used for office space and production. See “Item 4. Information on Technip — Property, Plant and Equipment”.

      At December 31, 2003 our total financial debt amounted to €1,129.5 million, of which the current portion totaled €226.3 million. This financial debt amount does not include €84.5 million in reserves for the redemption premium of our convertible bonds described below. The current portion of our financial debt is composed of €205 million of commercial paper, the current portion of other long-term debt of €5.7 million, and €8.4 million in overdrafts and short-term lines of credit and accrued interest on convertible bonds of €7.2 million. As of December 31, 2003, our long-term financial debt amounted to €903.2 million, and is comprised principally of our convertible bonds of €715.5 million (after repurchase in 2002 and 2003), as well as U.S.$141 million outstanding amount of the credit facility, obtained for the Aker Maritime Deepwater Division acquisition and the U.S.$87 million outstanding debt used for the financing of some of the convertible bond repurchase. For additional information regarding our convertible bonds see Note 22(a) to our Consolidated Financial Statements and Exhibit 10.1 hereto. Approximately 80% of our long-term debt is denominated in euro, with the remainder principally in U.S. dollars.

      At December 31, 2002 our total financial debt amounted to €1,247.1 million, of which the current portion totaled €297.0 million. This financial debt amount did not include €90.4 million in reserves for the redemption premium of our convertible bonds described below. The current portion of our financial debt is composed of €276 million of commercial paper, the current portion long-term debt for €13.1 million, and €7.9 million in overdrafts and short-term lines of credit. Our long-term financial debt reflects the refinanced portion of significant financial debt that we incurred in connection with the Coflexip exchange offer and the ISIS exchange offer, U.S.$174 million in debt incurred in connection with the acquisition of the Deepwater Division, as well as a U.S.$13.7 million loan taken out in connection with the Sunrise project. In the first quarter of 2002, we reimbursed €778.9 million of the principal amount of the acquisition financing using the net proceeds of bonds convertible into new shares and/or exchangeable for existing shares aggregate principal amount at issuance of our exchangeable/ convertible bonds was €793.5 million, which carries a 1% coupon and has a 3.25% yield to maturity on January 1, 2007, assuming no conversion or exchange.

      At December 31, 2001, our financial debt amounted to €1,638.9 million, of which €456.7 million was short-term borrowings to optimize our treasury management. €184.5 million of these short-term borrowings were in the form of a revolving program of commercial paper having a maturity of less than three months. An additional

€222.5 million consisted of the current portion of long-term debt incurred in various of our past acquisitions. Refundable advances represented substantially all of our remaining financial debt at that date. Most of our financial debt at this date was denominated in euro or in euro-zone currencies, although approximately 26.4% of our financial debt was denominated in U.S. dollars reflecting Coflexip’s financing of the acquisition of the Deepwater Division from Aker Maritime. The non-current portion of our long-term debt totaled €1,182.2 million as of December 31, 2001.

Contractual Obligations and Other Commitments

      A review of our debt and equity should consider contractual obligations and commitments both reflected directly on our balance sheet and those that are not. These amounts together with our balance sheet debt are summarized as of December 31, 2003, in the table below.

	Balance as of year end		Payments due in

Contractual obligations	2003	2004	2005-2007	After 2007

	(in millions of EUR)
Short Term Debt	226.3	226.3	—	—
Long-term Debt	903.2	—	899.6	3.6
Operating Leases	398.2	48.5	132.2	217.4
Capital Leases	2.6	1.6	1.0	—
Purchase Obligations(1)	—	—	—	—

(1)	The purchase obligations disclosed above do not include purchase obligations that we enter into with our vendors in the normal course of our contracts that support existing contracting arrangements with its customers. Purchase obligations with our vendors can span several years depending on the duration of the projects. In general, the costs associated with the purchase obligations are expensed as the revenue is earned on the related projects.

Balance as of
Other Commitments	year end 2003

Buy currency, sell national currency (forwards and swaps)	504.4*
Sell currency, buy national currency (forwards and swaps)	1,404.3*
Sell/Buy foreign currencies	299.0*

*	Nominal value.

Off-Balance Sheet Financing Arrangements

      In addition to the above-referenced contractual obligations, we have additional contractual and other commitments not necessarily reflected on our consolidated balance sheet, which are summarized in the table below as of December 31, 2003.

	Total as of year end		Payments

	2003	2004	2005 – 2007	After 2007

Foreign exchange rate instruments	2,205.7	1,856.5	349.2	—
Interest rate instruments	180.5	94.2	86.3	—
Parent company guarantees	10,729.4	5,925.7	2,114.3	2,689.4
Others commitments given	1,609.7	523.5	659.7	426.6
Total commitments given	12,339.1	6,449.2	2,774.0	3,116.0
Total commitments received	592.5	199.2	288.9	104.4

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

Parent Guarantees to Clients

      Parent guarantees are given in the normal course of the Group’s businesses by Technip Holding, Technip Offshore International, Technip Offshore UK Holding Ltd or Technip Coflexip USA Holding Inc to customers to cover the good performance of a contract awarded to one of our subsidiaries. They would be usually released at the end of the contract.

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

      For information on how ILSA may affect our operations or the investments by our shareholders, please see “Item 4. Information on Technip — Geographical and Segment Breakdown of Net Sales and Backlog — Special Geographic Considerations”.

Transition to International Financial Reporting Standards (“IFRS”)

      Within the framework of the European Union’s adoption of international accounting standards, all European companies listed on regulated exchanges must prepare as from January 1, 2005 their consolidated financial statements in accordance with IFRS standards. Currently, all of the IFRS accounting standards have not been finalized, nor is it clear whether all such standards will have been released and endorsed by the European Commission by the 2005 deadline. The eventual transition from French GAAP to IFRS will be made in compliance with IFRS 1, First-Time Adoption of IFRS, which provides guidance on retroactive application and outlines certain exemptions and exceptions.

      In order to meet the implementation timeframes in the best possible conditions, we have taken a certain number of steps whose main characteristics are presented below.

      A preliminary stage of “analysis of IFRS standards” was initiated in 2003 and its conclusion allowed us to identify the main differences between French GAAP that we currently apply and IFRS standards. A summary of the work done during this preliminary stage was submitted to the audit committee of our board of directors on December 16, 2003.

      The timetable to implement the IFRS standards during 2004 and 2005 is as follows:

From January to May 2004, our management will resolve upon accounting policies in accordance with IFRS standards and will conduct simulations to evaluate the impact on our accounts as of December 31, 2003 prepared according to French GAAP.

In 2004, the finance departments of our Group will prepare two sets of quarterly accounts according to French GAAP and IFRS standards (not for publication) to allow for us to publish comparative quarterly accounts in 2005.

At the close of the 2004 financial year, we will be prepared to present our consolidated financial statements, including notes thereto, in our annual report according to both standards (French GAAP and IFRS).

The first quarter results for 2005 will be prepared and published according to the new standards in May 2005 and compared to the first quarter results for 2004 restated pursuant to IFRS norms.

      The main differences already identified between IFRS standards and currently applicable French GAAP accounting policies are listed below:

Presentation of consolidated financial statements:

•	Statement of operations: Omission of “depreciation and amortization other than goodwill” line item.

•	Reflecting in our balance sheet the gradual payments of our customers offset by the amounts due pursuant to each stage of the contract (contracts-in-progress).

•	Presentation of main segment analyses within each Branch (Offshore Surf, Offshore Floaters, Onshore Downstream, Industries and Corporate).

•	Presentation of a secondary segment analysis by geographic zone (Europe-Russia-Central Asia; Africa-Middle East; Asia-Pacific; the Americas and Seas for the Vessels).

Main impacts on the consolidated financial statements:

•	Goodwill: the depreciation of goodwill is likely to be omitted with the adoption of the IFRS standards (IFRS 3). According to IAS 36, this will be replaced by impairment tests for assets and goodwill.

•	OCEANEs: accounting for the issuance of bonds known as OCEANEs by separately accounting for the “debt” component and the “shareholders’ equity” component retrospectively.

•	Transactions in foreign currencies: accounting for spot transactions and accounting for hedging instruments in the balance sheet.

      The application of IAS 19 on retirement provisions and related benefits will have a material impact on equity at the time of the adoption of IFRS standards.

Item 6.     Directors, Senior Management and Employees

      For all of the year ended December 31, 2002, our corporate management structure, consistent with our incorporation as a French société anonyme à directoire et conseil de surveillance, was comprised of a supervisory board elected by our shareholders and a management board elected by the members of our supervisory board. On April 11, 2003, at an extraordinary general meeting, our shareholders resolved to amend our corporate articles of association (statuts) to change our corporate form to a société anonyme à conseil d’administration. As a result of this amendment, a single unified board of directors replaced our supervisory and management boards as of that date. References in this report to our board of directors are to the body that was instituted on April 11, 2003, and references to our supervisory board and management board are to our corporate governance bodies before that date.

Directors and Officers

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

      Under French company law, the board of directors may elect one person to assume the position of Chairman and Chief Executive Officer or split these functions between two different persons (either the Chairman of the Board or another natural person bearing the title of Chief Executive Officer or Directeur Général). The Company’s articles of association, or statuts, were modified at the Extraordinary Shareholders’ Meeting of April 11, 2003 to provide for such a choice. According to the Company’s statuts, the choice is made by the board of directors deciding with a majority of all members. The board of directors has decided not to split these two functions, which are currently performed by the same person. For further information on the powers of our board of directors, see “Item 10. Additional Information — Articles of Association (Statuts) — Directors”.

      The majority of the 11 members of our board are independent directors under the recommendations on corporate governance contained in the report of the AFEP-MEDEF issued in October 2003 (the “AFEP-MEDEF report”), summarizing the principles set forth in the Bouton report issued in September 2002, and in the previous 1995 and 1999 Viénot reports. Four of our 11 members of our board are of a nationality other than French. The definition of “independence” in the AFEP-MEDEF report differs from standards applicable for U.S. companies listed on the NYSE. Other corporate governance standards and practices differ in France than those practiced by U.S. companies listed on the NYSE. The members of our board are:

	Initial	Responsibility on
Name, Age, Citizenship(1)	Appointment	Board	Outside Positions

Daniel Valot (59)	1999	Chairman of the Board	Chairman of Technip Far East (Malaysia), Chairman of the Board of Directors of Technip Italy, Vice-Chairman of Technip Americas Corp., Permanent representative of Technip on the Board of Technip France, Director of Compagnie Générale de Géophysique and Director of the Institut Français du Pétrole (IFP) and SCOR

Olivier Appert (55)	2003	Director	President of the Institut Français du Pétrole (IFP), Director of Compagnie Générale de Géophysique and the Institut de Physique du Globe de Paris

	Initial	Responsibility on
Name, Age, Citizenship(1)	Appointment	Board	Outside Positions

Roger Cairns (61)	2001	Director	Chairman & CEO of Cedar International plc
(United Kingdom)

Miguel Caparros (60)	1995	Director	Director of C4W (Spain)

Jacques Deyirmendjian (60)	2001	Director	Chairman of the Board of Directors of GDF International, Director of the Institut du Pétrole (IFP), Member of the Supervisory Board of GASAG (Germany), Member of the Supervisory Board of SPP (Slovakia) and Director of Fingaz (Switzerland)

Jean-Pierre Lamoure (55)	1998	Director	Director of the Institut Français du Pétrole (IFP), Chairman of the Board of Directors of Psila and Soletanche-Bachy Enterprises, Bachy Soletanche Holdings Ltd, Chairman of the Supervisory Board of Atlantic SFDT SA, Member of the Management Board of SEDECO SA and Fortis Banque France, Director and Vice Chairman of the National Federation of Public Works and Managing Director of Compagnie du Sol

Daniel Lebègue (61)	2003	Director	Director of Gaz de France, Thales, Alcatel and SCOR, Supervisory Board member of Areva and Co-Chair of Eurofi

Roger Milgrim (67)	2001	Director	Partner of Paul, Hastings, Janofsky &
(United States)			Walker LLP, Member of the Board of Advisors of Unistates and Director of the Fulbright Association
Rolf-Erik Rolfsen (63)	2001	Director	Director of Gaz de France Norge AS
(Norway)			and Petroleum GeoServices A.S.A

Pierre Vaillaud (69)	1992	Director	Director of Total, Member of the Supervisory Board of Oddo Pinatton and Member of the Supervisory Board of Cegelec

Bruno Weymuller (55)	1995	Director	Executive Vice President and President of Strategy and Risk Assessment of Total, Director of Elf Aquitaine, Sanofi-Synthelabo and Total E.P. France

(1)	Unless noted otherwise, our board members are citizens of France.

      Our board of directors met seven times since April 11, 2003 (when the Company’s change of corporate form became effective).

Biographies of Our Board of Directors

      Daniel Valot. Mr. Valot is Chairman of the Board of Directors of Technip. In addition to being the Chief Executive Officer of Technip, he is the Chairman of Technip Italy, Technip Far East (Malaysia) and Vice-Chairman of Technip Americas and serves on the boards of directors of Technip France, CGG, SCOR and IFP. Prior to joining Technip in 1999, Mr. Valot was President of TotalFina Exploration and Production. He joined the Total Group in 1981 where he also held the posts of Deputy Finance Manager of Total, Finance Manager of the Total Chemical Division and Chairman and Chief Executive Officer of Total Petroleum North America. Mr. Valot is a graduate of the Institut d’Etudes Politiques de Paris (Paris Institute of Political Science) and the Ecole Nationale d’Administration (National School of Administration).

      Pierre Vaillaud. Mr. Vaillaud retired in 2000. He is the former Chairman and Chief Executive Officer of Technip, which he led from 1992 to 1999, and Elf Aquitaine, which he led from 1999 to 2000. He also serves on the Boards of Cegelec and Oddo Pinatton.

      Miguel Caparros. Mr. Caparros is retired. He has served as director at Technip since 1995. He is also a director at C4W and an independent scholar of the Institut de Paléontologie Humaine (Institute of Human Paleontology) From 1992 to 1998, Mr. Caparros was an Advisory Director to Morgan Stanley. Mr. Carparros is a graduate of the Ecole des Hautes Etudes Commerciales in France.

      Jean-Pierre Lamoure. Mr. Lamoure is the President and Chief Executive Officer of the Group Solétanche, which he has led since 1989. He is Chairman of the Supervisory Board of Atlantic SFDT and Vice-Chairman of the Fédération Nationale des Travaux Publics (National Federation of Public Works) as well as Managing Director of Compagnie du Sol. He also serves on the Board of Directors of IFP, SEDECO and Fortis Banque France and different subsidiaries of Group Soletanche. Mr. Lamoure is a graduate of the Ecole Polytechnique and the Ecole des Mines of France.

      Roger M. Milgrim. Mr. Milgrim is currently a Senior Partner of Paul, Hastings, Janofsky & Walker LLP, member of the Board of Advisors of Unistates and has just retired as a director of the Fulbright Association. Mr. Milgrim has authored two major legal treatises and serves in various charitable functions.

      Rolf-Erik Rolfsen. Mr. Rolfsen is currently a director of Gaz de France Norge AS and Petroleum Geoservices A.S.A. He is President of the Industrial Foundation Committee for the Norwegian University of Polytechnic.

      Bruno Weymuller. Mr. Weymuller is Executive Vice President of Total, and President of Strategy and Risk Assessment. Prior to his current position, he served as the Chief Financial Officer of Elf Aquitaine. He is also on the Board of Sanofi-Synthelabo, Elf Aquitaine and Total E.P. France. Mr. Weymuller is a graduate of Ecole Polytechnique and the Ecole des Mines de Paris and holds a Masters degree from the Massachusetts Institute of Technology.

      Jacques Deyirmendjian. Mr. Deyirmendjian has been appointed on the recommendation of Gaz de France where he serves as Managing Director serving from June 2000 through December 2001 as its representative but since December 2001 on an individual basis. In 1989, he joined the International Division as Vice-President, and the next year was appointed Executive Vice-President with responsibility for natural gas supplies to the French market and the international development of Gaz de France. In 1996, he was appointed Senior Executive General Representative of Gaz de France. In 2000, he was appointed Managing Director, with responsibility for international affairs and industrial partnerships. He is also on the Board of GASAG and SPP as well as director of IFP and Fingaz. Mr. Deyirmendjian is a graduate of the Ecole Polytechnique and the Ecole Nationale d’Administration (National School of Administration).

      Roger Cairns. Mr. Cairns is currently Chairman & CEO of Cedar International Plc. He serves as Senior Technical Adviser of Enhanced Recovery System. Mr. Cairns is a member of the Council of Institute of Petroleum and is Chairman of the Institute of Petroleum Discussions Group (Energy, Economics and Environment Committee).

      Daniel Lebègue. Mr Lebègue is a director of Gaz de France, Thales, Alcatel and SCOR and a member of the supervisory board of Areva. He also chairs the Governing Board of the Institut d’Etudes Politiques de Lyon

(Lyon Institute of Political Science) and serves as president of the Institut du Développement Durable et des Relations Internationales (Institute of Sustainable Development and International Relations) and as co-chair of Eurofi. Mr. Lebègue is a graduate of the Institut d’Etudes Politiques de Lyon and the Ecole Nationale d’Administration (National School of Administration).

      Olivier Appert. Mr. Appert is president of the French Petroleum Institute (IFP) and a director of Compagnie Générale de Géophysique and the Institut de Physique du Globe de Paris (Paris Geophysical Institute).

Audit, Nominations and Remuneration, and Strategy Committees

      Our board of directors has established three committees: the audit committee, the nomination and remuneration committee and the strategy committee.

      Audit committee. Our audit committee is comprised of Messrs. Lebègue (Chair), Caparros, Milgrim and Vaillaud, a majority of which are “independent” as such term is defined under the AFEP-MEDEF report, which may differ from standards applicable to U.S. companies listed on the NYSE. The audit committee presents its report and recommendations to our board of directors, and prior to April 11, 2003, to our supervisory board. Since April 11, 2003 (when the Company’s change of corporate form became effective), the audit committee met four times, in the presence of all of its members. Our audit committee is responsible for:

•	recommending the appointment of the statutory auditors and their remuneration and ensuring their independence;

•	recommending rules for the statutory auditors regarding procedures for responsibilities other than the auditing of the accounts in order to guarantee the independence of the auditing provided by the statutory auditors in accordance with rules, regulations and recommendations applicable to Technip and to ensure that they are applied correctly;

•	giving prior authorization to the statutory auditors for all proceedings regarding responsibilities other than auditing in accordance with the conditions described below;

•	analyzing the assumptions used in the closing of the accounts, review the Company’s accounts and the annual and interim consolidated accounts prior to the board of directors’ review by remaining informed of the Company’s financial situation, liquidity and commitments;

•	evaluating the internal audit procedures as well as any other adopted measures in order to correct any significant problems in the internal audit;

•	reviewing the annual programs of responsibilities of the internal and external auditors;

•	evaluating the relevance of the risk analysis procedures;

•	evaluating the relevance of the adopted accounting principles and methods in conjunction with the statutory auditors;

•	consulting the Chairman and Chief Financial Officer of Technip, between the end of the financial year and the date on which the committee decides on the draft of the annual accounts, on the relevance of the adopted accounting principles and methods, the efficiency of the control procedures for accounting and any other relevant matters;

•	reviewing the conditions under which derivative products are used;

•	remaining informed of significant legal proceedings;

•	reviewing the applicable procedures regarding the receipt, conservation and treatment of claims related to accounting and internal accounting control, matters related to the auditing of accounts as well as documents sent by employees on an anonymous and confidential basis which would bring into question the accounting practices or auditing procedures; and

•	in a general manner, advising and providing all appropriate recommendations on the above issues.

      During 2003, the audit committee examined:

•	our unaudited interim results;

•	the proposed merger and absorption of Coflexip;

•	major contracts;

•	treasury projections;

•	the share capital increase reserved for employees;

•	the impact of proposed new accounting standards; and

•	credit ratings.

      In addition, in accordance with AMF and SEC rules, the audit committee adopted a pre-approval policy for the engagements of our statutory auditors.

      Nominations and remuneration committee. Our nominations and remuneration committee is comprised of Messrs. Weymuller (Chair), Rolfsen and Lamoure, a majority of which are “independent” as such term is defined under the AFEP-MEDEF report, which may differ from standards applicable to U.S. companies listed on the NYSE. The nominations and remuneration committee presents its report to the board of directors. The nominations and remuneration committee is responsible for:

•	recommending to the board of directors the appointment of Directors, the Chairman, the Chief Executive Officer and Deputy Executive Directors, as necessary, and prepare the Company’s corporate governance rules; and

•	reviewing the policies related to the remuneration of managers introduced within the Group and the remuneration of members of the general management, proposing the remuneration of the Chairman, the Chief Executive Officer and the Deputy Executive Directors, as necessary, and prepare any reports that the Company must present on these issues.

      Our nominations and remuneration committee met twice in 2003 in the presence of all of its members. During 2003, the nominations and remuneration committee:

•	adopted a charter;

•	studied senior management compensation practices of Technip and its peer companies;

•	determined the remuneration of our Chairman and Chief Executive Officer and studied compensation of other senior executive officers;

•	recommended criteria for determination of variable portions of remuneration for 2004;

•	recommended attribution of remainder of tranche B of our stock option plan (authorized by our shareholders on June 20, 2002); and

•	studied, on a preliminary basis, legislative developments in the area of retirement plans.

      During its meeting on February 23, 2004 our nominations and remuneration committee evaluated the “independence” of our board of directors.

      First, the committee noted essential characteristics for membership on our board:

•	knowledge and understanding of our company and its industry and environment; and

•	active participation on the board of directors and committees.

      In addition, the committee noted the importance of having directors with a variety of complementary competencies and professional experiences.

      The committee then proceeded to evaluate the “independence” criteria of members of our board of directors as such term is defined in the AFEP-MEDEF report, which may differ from standards applicable to

U.S. companies listed on the NYSE, and determined that Messrs. Cairns, Caparros, Lamoure, Lebègue, Milgrim and Rolfsen are independent.

      The committee presented its conclusions to our board of directors at its meeting on February 29, 2004, which adopted them.

      Strategy committee. Our strategy committee is comprised of Messrs. Deyirmendjian (Chair), Cairns, Appert and Vaillaud. The strategy committee presents its report to our board of directors. The strategy committee is responsible for reviewing:

•	our global strategy as proposed by the Chairman of our board;

•	the annual investment budget of our Group;

•	any major acquisition or asset purchase (including associated investments) or disposals; and

•	any transaction, outside the normal course of business, that involves a high degree of risk for the Group as proposed by the Chairman of our boards.

      Our Strategy Committee met twice in 2003 since April 11, 2003 in the presence of its members and those of senior management, and examined our strategy, “Mission and Vision Statement”, the budget for 2004 and the three year plan. It also reviewed disposals in progress.

Executive Management Committee

      Our executive management committee is comprised of Daniel Valot (Chairman and Chief Executive Officer), Daniel Burlin (Chief Executive Officer of the Onshore/ Downstream branch), Anne Decressac (Senior Executive Vice President, Human Resources and Communication), Jean Deseilligny (Senior Executive Vice President, Business and Operations of the Onshore-Downstream branch), Olivier Dubois (Chief Financial Officer) and Ivan Replumaz (Chief Executive Officer of the Offshore branch).

Compensation

      The aggregate amount of compensation that we paid to members of our board of directors, not including the Chairman, for services in all capacities in the year ended December 31, 2003 was approximately €135,875. During that year, our board of directors determined the compensation of the Chairman of the board of directors. An aggregate amount of €135,875 in “jetons de présence” (directors’ fees) were granted to the members of our board of directors for 2003 with the exception of the Chairman of our board of directors, who, at his own request, did not receive any directors’ fees. The fixed portion of compensation that we paid to the Chairman of the board of directors was €465,000 for 2003, while the variable portion of compensation paid in 2003 in respect of 2002 was €310,180. Mr. Valot also benefits from use of a company car valued at €3,660 per year. Mr. Valot did not receive any options in 2003 nor did Mr. Valot exercise any options during 2003. The compensation of our officers and key personnel was reviewed by the compensation committee of our board of directors. The global aggregate amount of compensation paid, directly or indirectly by Technip and all Group companies for all of its principal executives (the 26 members of our Executive Management Committee and Branch Committees) was €6.3 million in 2003. The variable portion was approximately 20% of this amount.

      The following table sets forth the total amounts of compensation paid by us to our board of directors and the amount of options granted by us to our board of directors for fiscal year 2003:

Amount of
Members of the Board of Directors in 2003	Compensation

D. Valot	€778,840
O. Appert	€11,500
R. Cairns	€14,250
M. Caparros	€15,375
J. Deyirmendjian	€11,500
J.P. Lamoure	€11,000
D. Lebègue	€12,500
R. Milgrim	€21,000
R.E. Rolfsen	€14,250
P. Vaillaud	€13,500
B. Weymuller	€11,000

Share Ownership

      No member of our board of directors, nor these persons as a group, is the beneficial owner of more than 1% of our voting power. The aggregate share ownership of the members of our board of directors, as a group, representing 11 persons as of May 31, 2004 is 1,324 (0.006%) Technip shares.

Options

      As of April 30, 2004, a total of 1,663,165 options to purchase new or existing shares were outstanding (1,928,120 at December 31, 2003), of which 60,000 were held by members of our board of directors with the remainder held by our employees or executives. None of the individual members of our board of directors or our senior management owns options that would, taking into account their current shareholding, entitle them to own more than 1% of our outstanding shares.

      The following table sets out certain information relating to the various Technip option plans as of December 31, 2003.

	1999/2001 Plan					2002 Plan

								Tranche B
	1999 tranche			2000 tranche		Tranche A	Tranche B	Remainder
	Purchase	Subscription		Purchase		Subscription	Subscription	Subscription
	Options	Options		Options		Options	Options	Options

Date of shareholders’ meeting	Apr. 30, 1999	Apr. 28, 2000		Apr. 28, 2000		Apr. 24, 2001	June 20, 2002	June 20, 2002
Date of board resolution	Apr. 30, 1999	Dec. 14, 2000		Dec. 14, 2000		Dec. 9, 2002	Dec. 9, 2002	May 21, 2003
Number of options authorized(2)	2% of capital	1% of capital		1% of capital		1% of capital	2% of capital	5,240 shares
Number of options allocated	315,520	493,028	(1)	139,576	(1)	234,080	462,920	5,200
Total number of shares available for subscription/ purchase(3):	2,853.200	4,486,788,878		139,576		211,990	458,520	5,200
Of which: Number of shares available to directors and senior management for subscription/ purchase	94,700	120,800	(1)	120,800	(1)	29,000	139,000	0
Of which: Number of directors and senior management concerned	16	17		17		4	16	0
Vesting date for exercise of options(4)	May 1, 2002	Dec. 15, 2003		Dec. 15, 2003		Dec. 10, 2005	Dec. 10, 2005	May 22, 2006
Expiration date(5)(6)	Apr. 30, 2004	Dec. 14, 2008		Dec. 14, 2008		Dec. 9, 2008	Dec. 9, 2008	May 21, 2009
Subscription/ purchase price per Share	€95.94	€143.24		€143.24		€71.95	€71.95	€73.98
Number of shares subscribed/ purchased at 12/31/03	27,400	0		0		0	0	0
Shares remaining available for subscription/ exercise at 12/31/03	257,920	448,678		139,576		211,990	458,520	5,200
Number of holders per Tranche	250	1,100	(7)	1,100	(7)	400	850	7

(1)	The options granted as part of this 1999-2001 plan, tranche 2000, relate to a maximum of 632,604 shares. The rules for this tranche state that a maximum of 139,576 share purchase options will be granted first. Therefore, the initial exercises of options will be for the transfer of 139,576 shares held by us and the remaining 493,028 options will be considered as share subscription options.

(2)	The number of options authorized was determined as a percentage of our share capital as of the date the board of directors exercised the authorization.

(3)	The number of shares available for subscription is less than the number of options allocated due to the departure of the employee holding them.

(4)	The options for each tranche have different vesting dates. In each case, the date indicated is that of the first day of vesting for the shares issued with respect to the relevant tranche.

(5)	The options for each tranche have different expiration dates. In each case, the date indicated is that of the day of expiration for the shares issued with respect to the relevant tranche.

(6)	All the plans are subject to certain restrictions limiting the exercise of options in the event of the employee’s or director’s departure from Technip. Holders of options may not exercise their options immediately following their allocation. The options may be exercised only three years following the date of grant of the options for a period of two, three or five years after the grant.

(7)	This number includes holders of share subscription and share purchase options for tranche 2000 of the 1999-2001 Plan.

      Further to the merger of Coflexip into Technip, our General Shareholders’ Meeting authorized, on July 11, 2003, the takeover of any commitments by Coflexip resulting from stock options granted to Coflexip employees and corporate officers and to employees of affiliated companies. Shares obtained by exercising stock-options after the merger shall be our shares instead of and in place of Coflexip shares. Given the merger exchange ratio (i.e., 9 Technip shares for every 8 Coflexip shares), the new bases for exercising stock purchase and subscription options granted by Coflexip have been calculated, for each of the options granted and not yet exercised at the date of the merger, in order to reflect the exchange ratio. The following table sets out information relating to stock purchase and subscription option plans previously granted by Coflexip, as of December 31, 2003.

	CSO Plan 9.2	CSO Plan 9.3	CSO Plan 10	CSO Plan 11	CSO Plan 11
	Subscription	Subscription	Subscription	Subscription	Purchase
	Options	Options	Options	Options	Options

Date of shareholders’ meeting(1)	May 21, 1996	May 21, 1996	Jun. 2, 1999	May 30, 2000	May 30, 2000
Date of Board resolution(2)	Mar. 24, 1997	May 18, 1998	Dec. 14, 1999	Mar. 20, 2001	Mar. 20, 2001
Number of options allocated	200.000	123.400	127.386	180.000	34.415
Total number of shares available for subscription/ purchase	166.613	98.200	107.536	144.000	34.415
Vesting date for exercise of options	Jun. 7, 1999	Jun. 7, 2000	Dec. 15, 2001	Mar. 21, 2003	Mar. 21, 2003
Expiration Date	Jun. 6, 2007	Jun. 6, 2008	Dec. 14, 2009	Mar. 20, 2011	Mar. 20, 2011
Subscription/ purchase price per share(3)	€42,09	€109,96	€68,10	€137,13	€137,13
Number of shares subscribed/ purchased at 12/31/03	127.926	450	16.152	0	0
Shares remaining available for subscription/ purchase at 12/31/03	38.687	97.750	91.384	144.000	34.415
Number of holders per tranche	89	50	100	144	144

(1)	Date of the Coflexip shareholders’ meeting which has authorized the Coflexip shares subscription/ purchase option plan.

(2)	Date Coflexip Board of Directors which has allocated the option plans.

(3)	New subscription/ purchase price according to the shares exchange ratio determined for the merger of Coflexip into our company.

           Company Savings Plan. Our Combined Shareholders’ Meeting held on July 11, 2003, granted our board of directors the authorization to issue an additional 3% of share capital in one or several steps, over a maximum period of 26 months. These shares are to be paid solely with cash. Our employees may purchase these shares solely through our statutory company savings plan.

Employees

      For information regarding our employees, see “Item 4. Information on Technip — Human Resources”.

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

      The following table sets forth, to the best of our knowledge, certain information with respect to the beneficial ownership of shares and voting rights by our principal shareholders, as of February 29, 2004. To the best of our knowledge there are no other shareholders whose beneficial ownership represents 5% or more of our share capital or voting rights other than those listed below. The shareholders listed below do not possess voting rights that differ from any other shareholder, except to the extent they have held our shares in registered form for two or more years so as to benefit from the double-voting rights provided by our articles of association. See “Item 10. Additional Information — Articles of Association (Statuts)” and “— Shareholders’ Meetings and Voting Rights — Double Voting Rights”.

      The following table sets forth certain information regarding the ownership of Technip’s outstanding shares and American depositary shares as of February 29, 2004.

	As of February 29, 2004

		% of	% of
		Shares	Voting
Shareholder	Shares	Outstanding	Rights

IFP	1,591,553	6.70%	11.40%
Gaz de France	1,698,114	7.15%	12.20%
Total Group	482,531	2.05%	2.60%
Employees	614,573	2.60%	3.80%
Treasury shares	413,901	1.70%	0%
Other	18,937,659	79.80%	69.90%

Total	23,324,430	100.00%	100.00%

Shares Held in the United States

      On December 31, 2003, 2,146,000 of our ADSs were issued and outstanding (approximately 9% of our issued and outstanding share capital) and held of record by eight record holders, six of which are listed addresses in the United States. We were informed that on January 15, 2004, there were 812 beneficial holders of our ADRs.

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

      In 1974, Coflexip signed a licensing contract with IFP, which as a result of the business combination holds approximately 6.70% of our shares. This contract stipulates that Coflexip has the right to use certain IFP technologies and know-how held by IFP in exchange for the payment of royalties. The agreement was assigned by Coflexip to Technip France in July 2003 and terminated by mutual consent with effect from December 31, 2003. In 2003, royalties to IFP under this contract amounted to €3.045 million.

      At December 31, 2003, we had no outstanding loans to directors or senior management.

      The U.S. GAAP definition of related parties is more extensive than in French GAAP. The Group designs and manufactures installations for the TOTAL Group pursuant to contracts entered into at an arm’s-length basis.

      Sales to the TOTAL Group amounted to €87.8 million in 2003. As of December 31, 2003, the TOTAL Group owed €16.3 million to the Group.

Item 8.     Financial Information

Consolidated Statements and Other Financial Information

      See “Item 18. Financial Statements,” for a list of the financial statements filed with this annual report.

Dividend Policy

      We may declare dividends upon the recommendation of our board of directors, and approval of our shareholders at their annual general meeting. Under French company law, our right to pay dividends is limited in specific circumstances. For a description of these restrictions, see the section entitled “Item 10. Additional Information — Articles of Association (Statuts) — Changes in our Share Capital — Dividends”. Our commitment to the creation of shareholder value includes specific attention to the amount and regularity of dividend distributions. We aim to maintain a stable dividend per share.

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

      For fiscal year 2003, our shareholders have approved the payment of a dividend of €3.30 per share (€4.95 including the French avoir fiscal). The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax.

		Dividend		Dividend
		per ADS		per Share
		Including	Dividend	Including
Year to which	Dividend	Avoir	per	Avoir
Dividend Related	per ADS(1)	fiscal(1)	Share	fiscal(1)

			€	€
		U.S.$
	U€.$	%
1999	—	—	3.00	4.50
2000	—	—	3.30	4.95
2001	0.74	1.10	3.30	4.95
2002	0.90	1.35	3.30	4.95
2003	1.01	1.51	3.30	4.95

(1)	Each American depository share represents one-fourth an ordinary share. Translated solely for convenience into U.S. dollars at the noon buying rate applicable on the dividend payment date, with the euro amount translated from the French franc amount at the conversion rate of €1.00 = FRF 6.55957 set on January 1, 1999. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate. We have applied the avoir fiscal rate for physical persons based on fully diluted share capital.

      Under French law and our articles of association (statuts), our unconsolidated statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss that we carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to other applicable requirements of French law and our articles of association (statuts).

      Pursuant to our articles of association (statuts), our shareholders may determine at an ordinary meeting the portion, if any, of dividends that each shareholder may elect to receive in shares. For dividends distributed in respect of the years 1991 through 1995, each of our shareholders was given the option of receiving dividends in the form of cash or shares. Our board of directors does not currently intend to recommend a stock dividend in the near future.

      Dividends paid to holders of shares or ADSs who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Under the Treaty between France and the United States for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital signed on August 31, 1994, and subject to certain procedures and exceptions, such withholding tax may be reduced to 15% for holders who are resident of the United States. French residents are generally entitled to a tax credit known as the avoir fiscal, the amount of which depends of the recipient of the dividends. Under certain tax treaties entered into between France and other countries, including the United States, such avoir fiscal may, in certain circumstances, be paid, net of withholding tax, to non-French residents. The French Budget Law for 2004 includes a reform of the French tax treatment of distributions and dividends paid by French companies to residents of France which directly affects non-residents of France. See “Item 10. Additional Information — Taxation — French Taxation — Taxation of Dividends” and “Item 10. Additional Information — Taxation — Taxation of U.S. Investors — Taxation of Dividends.”

      Dividends paid to holders of ADSs are converted from euro to dollars and subjected to a charge by the depositary for any expenses incurred by the depositary in such conversion.

Information on Legal or Arbitration Proceedings

      We are involved in various routine legal or arbitration proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, whether individually or in the aggregate, will not have a material adverse effect on our consolidated financial condition or results of operations, and have not had any such impact in recent years. According to French accounting standards, when risks incurred and exposure cost can be reasonably quantified, provisions for risks and costs are taken. Below we describe our principal currently pending legal proceedings.

      In 2001, Coflexip notified Aker Maritime, that under the price adjustment provisions of the Share Purchase Agreement dated October 27, 2000, it was entitled to a U.S.$136.7 million reduction in the purchase price of the Deepwater Division. In 2003, Technip Offshore UK Ltd and Aker Maritime settled their dispute related to the Deepwater Division purchase price. Under the agreement, Aker Maritime consented to a purchase price reduction of €40.7 million. The amount of the purchase price reduction has been recorded as a deduction of the goodwill related to the acquisition of the Aker Deepwater Company in our Consolidated Financial Statements.

      On December 21, 2001, ITP SA — InTerPipe (“ITP”) filed a complaint with the Tribunal de Commerce de Versailles against Coflexip, Technip Offshore UK Ltd (formerly Coflexip Stena Offshore Limited) and Technip Offshore International (former Coflexip Stena Offshore International) seeking damages based on alleged breaches of several confidentiality agreements entered into between 1993 and 1998 related principally to the ETAP contract for Shell and the preparation of the Girassol bid for Elf. Further to the partial contribution of assets from Coflexip to Technip Offshore International and from Technip Offshore International to Technip France and the merger of Coflexip into Technip in July 2003, Technip France is now substituted for Coflexip and Technip Offshore International and is also substituted to Technip Offshore UK. The litigation is now held by the Tribunal de Commerce de Paris. In addition, ITP brought an action in Edinburgh, Scotland against Technip Offshore UK Ltd seeking £2.5 million in damages for infringement of a patent related to “pipe-in-pipe” technologies. On September 4th, 2003 the Court in Edinburgh decided that Technip Offshore UK Ltd had infringed ITP’s patent. Technip Offshore UK Ltd filed an appeal on October 9, 2003 against the decision of the Court of Edinburgh. The European Patent Office declared the disputed patent invalid in February 2004.

      We believe that ITP’s allegations are unfounded and that our exposure is not material.

      In May 2001, Mannesmann Seifert/ Energie, a German subsidiary of Technip, initiated arbitration proceedings against Siemens claiming a price adjustment of €36 million. The claim related to a significant increase in the scope of services rendered in completion of a 1998 construction contract valued at €22 million for high-pressure connection piping at the Peterhead electrical power plant built by Siemens for Scottish Electric. In 2003, Mannesmann Seiffert/ Energie and Siemens settled their dispute.

      In February 2003, Technip, through its subsidiary Coflexip Stena Offshore Mauritius Limited, acquired an additional holding of 20% of the share capital of its listed Indian subsidiary, South East Marine Engineering and Construction Ltd (SEAMEC) in a public offer imposed by the Securities and Exchange Board of India (SEBI) in conformity with Indian securities regulation, with regard to the change of control of Seamec following the change in control of Coflexip after the exchange/cash public offering launched by Technip in July 2001.

      Minority shareholders of Seamec filed an appeal before the Securities Appellate Tribunal (S.A.T.) who ordered Technip on October 27, 2003 to pay the sellers a supplement calculated on the share price of Seamec in April 2000, based on an alleged change of control of Coflexip and as a consequence of an alleged change of control of Seamec in April 2000, at the time of the acquisition by Technip of the holding of Stena Offshore International BV of 29.68% of the share capital of Coflexip.

      Technip filed an appeal with the Supreme Court of India which granted on January 9, 2004, a stay of execution of the S.A.T. judgment, subject to the posting of bonds in the form of bank guarantees until a judgment on the merits. A bank guarantee of Indian Rupees 2.25 billion, approximately €40 million, for the principal amount was issued on February 16, 2004 and a bank guarantee of Indian Rupees 225 million, approximately €4 million, for the interest was issued on April 1st, 2004.

      According to the Group financial statements, the litigation provisions are included under “Contract risks” and “Other costs” in Note 21 to the Consolidated Financial Statements.

      The provisions for contract risks include, in particular, the provisions for contractual relations with clients during or at the time of completion of a contract, whilst the provisions for other costs concern administrative and financial risks.

Significant Changes

      For information on our unaudited sales for the three month period ended March 31, 2004, see “Item 5. Operating and Financial Review and Prospects — Recent Developments.”

Item 9.     The Offer and Listing

      In November 2003, the Autorité des marchés financiers (the “AMF”) was created, a new entity resulting from the merger of the Commission des opérations de bourse (the “COB”), the Conseil des marchés financiers (the “CMF”) and the Conseil de discipline de la gestion financière (the “CDGF”). The AMF, an independent governmental authority, is in charge of the protection of investors’, investors’ information and proper running of the securities markets. Until the adoption and publication of the AMF’s General Regulation, however, the regulations, instructions and recommendations of the COB and the CMF remain applicable.

Price History of Shares

      The table below sets forth the reported high and low sales prices for the shares reported by Euronext Paris and for the ADSs on the New York Stock Exchange for the periods indicated.

			Price Per ADS
	Price per Share in €		in U.S.$(1)

Calendar Period	High	Low	High	Low

1999	114.10	72.10	—	—
2000	161.00	100.60
2001	185.00	111.00	33.60	28.40
First Quarter	164.40	133.00	—	—
Second Quarter	185.00	151.50	—	—
Third Quarter	165.00	111.00	—	—
Fourth Quarter(2)	150.00	123.90	33.60	28.40
2002
First Quarter	157.90	132.60	35.20	29.00
Second Quarter	162.30	106.40	34.80	26.00
Third Quarter	107.50	65.50	26.00	16.35
Fourth Quarter	79.85	51.00	20.20	12.34
2003
First Quarter	70.00	51.85	18.55	14.32
Second Quarter	83.50	64.25	24.92	17.35
Third Quarter	89.55	73.50	25.60	21.10
Fourth Quarter	91.90	82.90	27.88	24.30
2004
First Quarter	115.80	81.50	36.07	26.36
Second Quarter (through June 18, 2004)	116.00	104.00	35.29	30.42
Monthly amounts
December 2003	91.90	83.55	27.88	26.43
January 2004	98.45	81.50	31.19	26.36
February 2004	113.00	97.05	35.00	30.63
March 2004	115.80	104.00	36.07	32.10
April 2004	116.00	108.60	35.29	32.51
May 2004	114.90	104.00	35.00	30.42
June 2004 (through June 18, 2004)	113.90	106.50	34.67	32.30

Source: Dow Jones & Reuters

(1)	Each American Depositary Share represents one-quarter of an ordinary share.

(2)	Technip shares began trading on the New York Stock Exchange on October 19, 2001.

      On June 18, 2004, the last reported sales price of our shares on Euronext Paris was €113.50 per share and the last reported sales price of our ADSs on the New York Stock Exchange was U.S.$34.54 per ADS.

Plan of Distribution

      Not applicable.

Nature of Trading Market

     Euronext Paris

      On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A. or the “SBF”, the Amsterdam Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Brussels Stock Exchanges and the Amsterdam Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris. Securities quoted on exchanges participating in Euronext are traded and cleared over common Euronext platforms. NSC is the common platform for trading and Clearing 21 for the clearing. In addition, Euronext anticipates, but not before 2008, the implementation of a central clearing house, settlement and custody structure over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’s trading markets as well as the regulation of those markets. Since July 2001, Euronext N.V. has been listed on the Premier Marché of Euronext Paris. In October 2001, Euronext announced that it was acquiring LIFFE, London’s derivatives market. This acquisition became effective in January 2002. Following an agreement entered between Euronext and the LIFFE, Euronext has agreed to migrate its entire derivative operations to LIFFE’s CONNECTTM trading platform.

      Euronext announced on December 20, 2001 that the Supervisory Board of Euronext NV and the Board of Directors of Bolsa de Valores de Lisboa e Porto (“BVLP”), the Portuguese exchange, have agreed on the terms of a merger. The merger between Euronext and BVLP became effective as of February 6, 2002 and BVLP became fully integrated within Euronext under the name Euronext Lisbon.

      Securities approved for listing by Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. Euronext Paris has announced that it currently expects that, beginning January 2005, the Premier Marché, Second Marché and Nouveau Marché will be combined, and all securities listed on Euronext Paris will trade over a single market. In addition, securities of some other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC, which is also operated by Euronext Paris.

     The Premier Marché

      The Premier Marché is a regulated market managed and operated by Euronext Paris. Admission to the Premier Marché is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the Premier Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

      Securities listed on the Premier Marché are officially traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each trading day, as determined by Euronext Paris, from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, and a closing auction at 5:30 p.m. From 5.30 p.m. to 5.40 p.m. (trading-at-last phase), transactions are executed at the closing price. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris publishes a daily official price list that includes among other things, price information on listed securities.

      Euronext Paris places securities listed on the Premier Marché in one of two categories (Continu or Fixing), depending on their trading volume. Our shares are placed in the category known as Continu (continuous electronic trading), which includes the most actively traded securities.

      Euronext Paris may temporarily reserve trading in a security listed in Continu on the Premier Marché if purchases and sales orders recorded in the system would inevitably result in a price beyond a certain threshold, determined on a basis of a percentage fluctuation from a reference basis. The duration of the so-called reservation period and the relevant thresholds vary depending on whether the price fluctuation occurs when trading commences or during the trading session. Euronext Paris may display an indicative trading price during this reservation period. The duration of the reserve period and fluctuation may be varied from time to time by Euronext Paris. Euronext Paris may also suspend trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in a security. In addition, in exceptional cases, the AMF may require Euronext Paris to suspend trading.

      Since September 25, 2000, trades of securities listed on the Premier Marché are settled on a cash settlement basis on the third trading day after the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (which we refer to as service de règlement différé or “SRD”) for a fee. The SRD is only available for trades in securities which either (1) are a component of the Index SBF 120 or (2) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million and which are normally cited on a list published by Euronext Paris. The SRD allows shareholders to benefit from certain leverage and other special features of the previous monthly settlement market (formerly Marché à Règlement Mensuel). Investors in securities eligible for the SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month. Our shares are eligible for the SRD.

      Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under french securities, if the sale of securities traded on a deferred settlement basis takes place during the month when a dividend is paid, but before the dividend is actually paid, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

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

Item 10.     Additional Information

Share Capital

      As of December 31, 2003, our authorized share capital amounted to €72,401,910, divided into 23,738,311 fully paid-up ordinary shares with a par value of €3.05 each. The book value and face value of shares held by us or on our behalf by our subsidiaries amounted to €9.7 million.

Articles of Association (Statuts)

      We are a société anonyme, a form of limited liability company, incorporated under French law. We were created on April 21, 1958 for a duration of 99 years. We are subject to Book II (Livre II) of the French Commercial Code (Code de Commerce) and to decree no. 67-236 of March 23, 1967 for les sociétés commerciales et les groupements d’intérêt économique (French company law). Our registered office is located at 6-8 Allée de l’Arche, Faubourg de l’Arche — ZAC Danton, 92400 Courbevoie, France and our telephone number is (011-33-1) 47 78 21 21. Our main subsidiaries are in France, Italy, Germany, the United States, The Netherlands, Abu Dhabi, Malaysia, Brazil, the United Kingdom and Norway.

      We are registered in the Commercial Register (Registre du commerce et des sociétés) of Nanterre under the number B589 803 261.

      Our corporate purpose in France and abroad, as set forth in Article 3 of our articles of association (statuts) is stated below as:

      “All engineering studies and services, and construction of complex industrial plants, in particular for hydrocarbons, as well as all fields of industry, notably chemicals and life sciences.

      The conception, manufacturing, purchase, sale, construction, assembly and installation of materials, products, equipment and systems intended for said installations, in particular fixed or floating platforms and pipelines for the development of oil fields at sea.

      The provision of all services related to these products, equipment and installations.

      The development and implementation of all processes and products for practical use in industry of the results of research carried out by the Company or by any other individual or entity.

      The registration, acquisition, obtaining, direct or indirect use, sale or purchase of all brands, processes, patents, and licenses for the use of patents.

      The direct or indirect participation by the Company in all operations of the said type, either by way of formation of companies, contributions to existing companies, mergers with them, transfer to companies of all or part of its assets or rights in real and personal property, subscriptions, purchases and sales of securities and corporate interests, partnerships, advances, loans or otherwise.

      The investment by all means and in any form, in companies or industrial, commercial, financial and real property enterprises, whether French or foreign, regardless of legal form or organization and, where necessary, the disposal of these investments.

      Generally all transactions of a commercial, financial, industrial or civil nature or in real or personal property, related directly or indirectly to any of the purposes listed above and to any similar or related purposes, both on its own behalf or on behalf of third parties, and more generally all transactions facilitating or related to the realization of these purposes.”

      Our board of directors is required to act within the limits of our corporate purpose and within the powers endowed to the shareholders’ meeting pursuant to French law. However, we will be bound to third parties in their transactions with us exceeding such limitations unless we can prove that such third parties have knowledge of such limitations or could not have ignored such limitation. Our corporate purpose can be amended by an extraordinary general shareholders meeting.

      In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our articles of association (statuts) as amended by our shareholders on April 29, 2004. An unofficial English translation of our articles of association (statuts) is included as an exhibit to this Annual Report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. You may obtain copies of our articles of association (statuts) in French from the registrar (Greffe) of the Commercial Register of Nanterre, France. Please refer to those full documents for additional details.

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

      Under French company law, the board of directors may elect one person to assume the position of Chairman and Chief Executive Officer or split these functions between two different persons (either the Chairman of the board or another natural person bearing the title of Directeur Général (Chief Executive Officer)). According to the Company’s articles of association, the choice is made by the board of directors deciding with a majority of all members. Our board of directors has decided not to split these two functions, which are currently performed by the same person. The Chairman of the board of directors organizes and directs the work of the board and reports on such work to the general shareholders’ meeting.

      According to French law and the Company’s articles of association, the Chief Executive Officer may propose the appointment of up to five Directeurs Généraux Délégués or Managing Directors to the board of directors and the board of directors determines their specific management powers and responsibilities. Under French law, a Directeur Général Délégué, like the Chief Executive Officer, has broad powers to represent and bind the company in dealings with third parties. The Chief Executive Officer may be removed by the board of directors at any time. The Directeur Général Délégué may be removed by the board of directors at any time upon proposal of the Chief Executive Officer. The Directeur Général (the Chief Executive Officer) and the Directeurs Généraux Délégués may be held individually responsible for his/her actions if they are deemed contrary to the company’s interests. Our board of directors has not currently designated any Directeurs Généraux Délégués.

      Pursuant to the Company’s articles of association, in addition to the appointment of Directeurs Généraux Délégués, our board of directors can appoint one or more Vice-Chairmen. Our board of directors has not currently designated a Vice-Chairman.

Board of Directors’ Power to Vote on Agreements in which They are Materially Interested

      Under French law, any agreements (except agreements in the ordinary course of business entered into on an arm’s length basis) between the Company, either directly or through an intermediary, and any director, the Chief Executive Officer, one of its Managing Directors and any of its shareholders holding more than 10% of the voting rights, or in case of a corporation, the company controlling the latter according to Article L. 233-3 of the French Commercial Code, are subject to a special approval procedure, in accordance with Article L. 225-38 et seq. of the French Commercial Code. Agreements between the Company and another company, of which the Chief Executive Officer, one of its Directeurs Généraux Délégués, one of the members of the board of directors of the Company is the owner, general partner, manager, director, member of the Supervisory board, or in a general sense is an officer, are also subject to prior authorization. The director in question or the person concerned must (i) inform the board of directors of the agreement and (ii) obtain its prior approval before the transaction is consummated. The Chairman of the board of directors must inform the statutory auditors of the existence of such agreement and the next shareholders’ general meeting must then approve this agreement upon the presentation of a special report prepared by the statutory auditors. If the shareholders’ meeting refuses to approve the agreement, third parties may still rely on it, but the director may be held liable to the Company for any loss the Company may incur under the agreement. The party to the agreement may not participate either in the vote of the board of directors, nor in the vote of the shareholders’ meeting. Any agreement entered into violation of these requirements may be declared void by the Commercial Court at the request of the Company or any shareholder, if such agreement is contrary to the interests of the Company.

Board of Directors’ Power to Vote Compensation

      In consideration for their services on the board, members of the board of directors are entitled to receive directors’ fees (jetons de présence). Directors’ fees are fixed by the shareholders’ meeting and are then allocated by the members of the board of directors among themselves. The board of directors may also grant to some of its members exceptional compensation in respect to a specific task or mandate. A member of the board of directors may not vote for his or her individual remuneration, other than approval of the allocation of directors’ fees. If he or she does, the decision is void. The board of directors may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by the members of the board of directors in the corporate interest.

Borrowing powers exercisable by the Members of the Board of Directors

      In accordance with Article L. 225-43 of the French Commercial Code, members of the board of directors (including permanent representatives of companies of the board of directors) or the Directeur Général or the Directeurs Généraux Délégués may not, directly or indirectly, borrow money or obtain a guarantee from the Company. Any such loan or guarantee would be void. This prohibition also applies to spouses or heirs of such persons, and other intermediaries.

Age Requirements for Members of the Board of Directors

      In accordance with Article L. 225-19 of the French Commercial Code and the provisions of our articles of association (statuts), no more than one-third of the number of directors may be over 70 years of age at the end of the fiscal year. If such number is exceeded, the oldest director is automatically deemed to have resigned.

      In addition, in accordance with our articles of association, the Chairman of the Board, the Chief Executive Officer and Managing Directors may not be more than 65 years old. The Chairman and the Chief Executive Officer shall be deemed to have resigned at the end of the annual ordinary shareholders’ general meeting which approved the financial accounts for the fiscal year in which he reaches this age.

Share Ownership Requirement for Director Qualification

      Each director must, for the duration of his or her term, hold at least 100 Technip shares, which must be held in registered form.

      If, upon his or her appointment, a director does not hold or, during the term of his or her office ceases to hold, the requisite number of shares, he or she will be deemed to have resigned unless he rectifies the situation within three months.

Shareholders’ Meetings and Voting Rights

General

      Under French company law, there are two types of general shareholders’ meetings, ordinary and extraordinary.

      Ordinary general shareholders meetings are required for matters such as:

•	electing, replacing and removing directors;

•	allocating fees to the board of directors;

•	appointing statutory auditors;

•	approving the annual and consolidated accounts;

•	declaring dividends or authorizing dividends to be paid in shares; and

•	approving regulated agreements.

      Extraordinary general shareholders’ meetings are required for approval of matters such as amendments to our articles of association (statuts), including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our articles of association, our name or our corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of investment certificates, convertible or exchangeable securities;

•	establishing any other rights to equity securities;

•	a statutory merger; and

•	the voluntary winding up of the Company prior to the end of its statutory term.

      Special shareholders’ meetings of a certain category of shares are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special meeting.

Annual Ordinary Meetings

      French company law requires our board of directors to convene an annual ordinary general shareholders’ meeting for approval of the annual accounts and the consolidated accounts. This meeting must be held within six months of the end of each year. This period may be extended by an order of the President of the Commercial Court (Tribunal de Commerce). If our board of directors fails to convene a shareholders’ meeting, our statutory auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Our board of directors may convene any shareholders’ meeting upon proper notice any time during the year. Our shareholders’ meeting may also be convened by the majority shareholders in share capital or voting rights following a tender offer on the shares of our Company or the acquisition of a controlling block of shares. In addition, any one of the following may request the court to appoint an agent to convene a meeting:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party in cases of emergency;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the workers’ committee in cases of emergency.

Notice of Shareholders’ Meetings

      We must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion), which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO”. The preliminary notice must first be sent to the AMF. It must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by other means, as the case may be.

      At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice (avis de convocation) containing the final agenda and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice and must be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which the Company is registered, as well as in the BALO, with prior notice having been given to the AMF.

      In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the dismissal of members of the board of directors and replacement of members of the board of directors dismissed even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to our board of directors within 10 days of the publication of the preliminary notice in the BALO by:

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

Attendance and Voting at Shareholders’ Meetings

      Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French company law and our articles of association (statuts). There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

      In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us no later than one day prior to the date set for the meeting. A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. According to our articles of association, the holder must deposit this certificate at the place specified in the notice of the meeting no later than one day before the meeting.

Double Voting Rights

      Since November 24, 1995, each share held in registered form on our books in the name of the same holder for two consecutive years confers on the shareholder the right to two votes. Our shareholders will also be entitled to the right to two votes for any additional shares issued as a result of incorporation of reserves, profits or share premium provided that such shares are attributed in respect of shares for which our shareholders have already double voting rights. Each other share confers on the shareholder the right to one vote. Shares held in the form of American depositary shares will not confer double voting rights. If a holder transfers or converts to bearer form a share previously qualified for two votes, that share will subsequently confer the right to only one vote. Revocation of double voting rights would require an amendment to our articles of association (statuts), which must be approved at an extraordinary shareholders’ meeting. At December 31, 2003, 4,247,404 of our shares carried double voting rights, representing approximately 17.89% of our outstanding shares and approximately 30.50% of our voting rights.

Proxies and Votes By Mail

      In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail or by any means provided for by our articles of association, including by remote data transmission (i.e., the Internet) of the correspondence ballot papers on a proxy form pursuant to applicable laws and regulations.

      Proxies will be sent to any shareholder on request. In order to be counted, these proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. The legal representative of a shareholder that is a corporation represents the corporation at the shareholders’ meeting or may grant proxies to a representative. The accredited financial intermediary of non-French resident shareholders may transfer the vote or the power of these shareholders for a shareholders’ meeting. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed by our board of directors and against all others.

      With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

      Any shareholder who previously submitted a vote by correspondence or granted a proxy may still attend a general meeting and participate in the vote, in which case the correspondence or proxy vote is invalidated.

Quorum

      French company law requires that shareholders holding at least 25% of the shares entitled to voting rights must be present in person or voting by mail or by proxy or by any means including by remote data transmission (Internet), in accordance with the applicable laws and regulations to fulfill the quorum requirement for:

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

      If a quorum is not attained at a meeting, the meeting is postponed. When a postponed ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in our share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 25% of our outstanding voting rights must be present in person or voting by mail or by proxy for a quorum. If a quorum is not attained, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the reconvened meeting may be discussed and voted upon.

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

      Abstention from voting by those present in person or represented by proxy or voting by mail or present by any means including by remote data transmission (Internet), in accordance with the applicable laws and regulations is counted as a vote against the resolution submitted to a shareholder vote.

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

      Increases in our share capital may be effected by the issuance of additional shares, by an increase in the nominal value of the shares or by the creation of a new class of equity securities. Increases in our share capital by issuing additional securities may be effected by issuing securities for cash, assets contributed in kind, securities contributed through a tender offer, conversion, exchange, redemption of debt securities previously issued, exercise of any other securities giving right to such securities such as warrants or stock options, capitalization of profits, reserves or share premiums, subject to various conditions, in satisfaction of debt incurred by us, or any combination of the above.

      Our shareholders may delegate to our board of directors the powers required to carry out in one or more stages (subject to the time limitations provided by French law) any increase in share capital previously authorized by our shareholders (other than for an in-kind contribution). Our board of directors may further delegate this right to the Chairman and the Chief Executive Officer. Each time our shareholders vote for a capital increase or decide to delegate to our board of directors the right to effect a capital increase (except for a contribution in kind or when it results from an earlier issue of securities giving right to shares), they must decide whether or not to proceed with a capital increase reserved to our employees and employees of our subsidiaries and whether or not to delegate to our board of directors the right to effect such reserved capital increase.

      On April 11, 2003, the shareholders authorized our board of directors for a period of 26 months to:

•	increase our share capital by issuing, with preferential subscription rights, shares or other securities giving right, immediately or in the future, to our share capital, up to a maximum nominal amount of €75,000,000; it being specified that the cumulative amount of capital increases to be realized pursuant to this authorization and the authorization indicated in the second bullet point cannot exceed a nominal amount of €60,000,000;

•	increase our share capital by issuing, without preferential subscription rights, shares or other securities giving right, immediately or in the future, to our share capital, up to a maximum nominal amount of €37,500,000; it being specified that this amount will be deducted from the maximum limit of capital increases fixed at €75,000,000 in the first bullet point;

•	increase our share capital by capitalizing reserves, profits or premiums up to a maximum nominal amount of €75,000,000; it being specified that this amount will be deducted from the maximum limit of capital increases above fixed at €75,000,000 in the first bullet point; and

•	issue debt securities giving access to our share capital up to a nominal amount of €2 billion.

      Additionally, on April 29, 2004, the shareholders authorized the board of directors to increase the share capital in order to carry out one or several exchange tender offers on another company up to a nominal amount equal to €37,500,000.

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

      The history of our issued share capital since year-end 1999 is described below:

	Number of	Share
	Shares Issued	Capital

	(in millions of EUR,
	except for shares issued)
Shares as of December 31, 1999	15,758,537	48.1
2000 increase(a)	143,840	0.4
Subscription to equity issue(b)	126,928	0.4
Decrease in capital(c)	—	—
Shares as of December 31, 2000	16,029,305	48.9
2001 increase(a)	118,420	0.4
Subscription to equity issue(d)	10,565,723	32.2
Decrease in capital(c)	—	—
Shares as of December 31, 2001	26,713,448	81.5
2002 increase	48,565	0.1
2002 increase(a)	23,250	0.1
Subscription to equity issue(b)	98,614	0.3
Decrease in capital(c)	(3,475,953)	(10.6)
Shares as of December 31, 2002	23,408,004	71.4
2003 increase	333,327	1.0
2003 increase(a)	—	—
Subscription to equity issue(b)	—	—
Shares as of December 31, 2003	23,738,331	72.4

(a)	This increase results from exercised stock options.

(b)	This increase results from a new equity issuance reserved for employees of Technip.

(c)	Decrease in capital by cancellation of treasury shares.

(d)	This increase results from our exchange offers for Coflexip and ISIS.

Preemptive Subscription Rights

      Under French company law, if we issue for cash specific securities giving right, either immediately or at a later date, to subscribe for new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of the Company by means of a cash payment or a settling of cash debts. These preemptive rights require us to give priority treatment to those shareholders. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

      A two-third majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular public offering. French law requires that our board of directors and our statutory auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders also may notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

Financial Statements and Other Communications with Shareholders

      In connection with any shareholders’ meeting, we must provide a set of documents including our Management report prepared by our board of directors and a summary of the results of the five previous years to any shareholder who so requests. In addition, French company law requires that a special report be provided to the annual ordinary shareholders’ meeting regarding stock options we authorized and/or granted. This report must include options granted to our directors and some of our employees during the last fiscal year and the shares that they obtained through the exercise of their stock options during the past fiscal year.

      Pursuant to a new French act of August 1, 2003 (loi de sécurité financière), the Chairman of our board of directors has delivered a special report to the annual ordinary shareholders’ meeting regarding the status of the preparation and organization of the work of our board of directors, the status of the internal control procedures implemented by our Company and on the restrictions if any, that our board of directors have placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of our internal controls, the organization of the participants in our internal controls and the internal control procedures we currently have in place.

Dividends

      We may only distribute dividends out of our “distributable profits”, plus any amounts held in our reserve which our shareholders decide to make available for distribution, other than those reserves which are specifically required by law or our articles of association. “Distributable profits” consist of our unconsolidated net profit in each year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our articles of association.

Legal Reserve

      French company law provides that French sociétés anonymes such as the Company must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2003, our legal reserve was €9.8 million. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

      Under French company law, our board of directors may propose a dividend for approval by the shareholders at the annual general shareholders’ meeting. If we have earned distributable profits since the end of the preceding year, as reflected in an interim income statement certified by our auditors, our board of directors may distribute interim dividends, to the extent of the distributable profits for the period covered by the interim income statement. Our board of directors may declare interim dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders’ meeting is required. We have historically declared annual, but not interim dividends.

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

      In addition, our articles of association authorize the shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any dividends either in cash or in our shares.

Timing of Payment

      Under French company law, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on our shares that are not claimed within five years of the date of declared payment revert to the French State.

Form, Holding and Transfer of Shares

Form of Shares

      Our articles of association (statuts) provide that our shares may be held in registered or bearer form. However, bearer shares do not qualify for double voting rights.

Holding of Shares

      Under French law, shareholders’ ownership interests are represented by book entries instead of share certificates. Certificates may, however, be issued by Euroclear France if they are to be held outside of France. We maintain a share account with Euroclear France for all shares in registered form, which is administrated by BNP Paribas Securities Services. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder’s account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, it shows that they are held through this intermediary. BNP Paribas Securities Services, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

      Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Euroclear France. That account is separate from our share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our articles of association (statuts) permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables, according to which Euroclear France will, upon the Company’s request, disclose to the Company on a specific date a shareholder’s name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities held by the shareholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that might apply to these securities.

      Holders of shares outside of France may trade them on Euronext Paris. Upon payment of a fee or commission, accredited intermediaries can provide assistance to these holders or to the brokers or agents through whom a sale is to be effected.

      In addition, according to French company law, shares held by non-French residents may be held on these shareholders’ behalf in a collective account or in several individual accounts held by a financial intermediary. Said intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of the shares recorded in the collective account or in several individual accounts by an intermediary will be represented in the general shareholders’ meeting by this intermediary.

Transfer of Shares

      Our articles of association (statuts) do not contain any restrictions relating to the transfer of shares.

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

      For dealings on Euronext Paris, an impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents, at a rate of 0.003 on transactions up to €153,000 and at a rate of 0.0015 thereafter, subject to a rebate of €23 per transaction and maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de bourse.

Liquidation Rights

      If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to their shareholdings.

Requirements for Holdings Exceeding Certain Percentages

      French company law provides that any individual or entity, acting alone or in concert with others, that becomes the owner or ceases to be the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a French company listed on a regulated market of Euronext Paris, such as the Company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within five trading days of the date it crosses the threshold, of the number of shares (including in the form of American depositary shares) it holds and their voting rights. The individual or entity must also notify the AMF, within five trading days of the date it crosses the threshold.

      French law and the COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it is acting alone or in concert and whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nominations to the board of directors. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intentions, it must file a new report.

      In addition, Article 13 of our articles of association (statuts) provides that, without prejudice to requirements under French company law, any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of 1% or more of our share capital or voting rights must notify us by a letter with an acknowledgement or receipt within 5 trading days of the date it crosses the threshold, of the number of shares (including in the form of American depositary shares) it holds and their voting rights. This article provides that this obligation to notify us arises at each increment of 1% up to and including 33%. This article also obliges our shareholders to notify us each time their holdings fall below these incremental thresholds. If a person does not comply with this notification requirement, one or more shareholders holding 1% or more of our share capital or voting rights may require a shareholders’ meeting in the minutes of the general shareholders’ meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with the notification requirements.

      Under the CMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert who come to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital and voting rights of that company.

      We must publish in the BALO, no later than 15 days after the annual ordinary general shareholders’ meeting, information with respect to the total number of voting rights as of the date of the meeting. In addition, if the number of voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 days of our knowledge of this change, the new number of voting rights and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each number was last updated. In order to facilitate compliance with the notification requirements, a holder of American depositary shares may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and the AMF.

      If any person fails to comply with the legal notification requirements, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court located in the jurisdiction of the registered office of the Company at the request of the Company, or any shareholder or the AMF, and may be subject to a €18,000 fine.

Purchase of Our Own Shares

      Under French law, we may not subscribe to our own shares. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our issued and outstanding shares up to 10% of our share capital for one of three purposes:

1.	To reduce our share capital for reasons other than motivated by losses by canceling the shares we purchase, with our shareholders’ approval at an extraordinary general meeting;

2.	To provide shares to our employees under a profit-sharing plan or stock option plan; or

3.	To set up a corporate share repurchase program because our shares are listed on the Premier Marché of Euronext Paris. To acquire our shares for this purpose, with our shareholders’ approval at an ordinary general meeting, we first must file an information memorandum (Note d’information) that has received the approval, or visa, of the AMF either at the latest 15 days before such meeting or right after the board of directors implements the share repurchase program.

      In addition, we may not repurchase pursuant to a share repurchase program an amount of shares that would result in the Company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

      We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to voting rights and dividends, and we may not exercise the preemptive subscription rights attached to them.

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

      At the Shareholders’ Meeting of April 29, 2004, our shareholders authorized the board of directors to repurchase over the following 18 months up to 10% of our total outstanding share capital, setting a maximum repurchase price of €150 per share and a minimum resale price of €75 per share.

      In addition, at the June 20, 2002 general Shareholders’ Meeting, the shareholders granted our board of directors the authorization to cancel some or all the shares repurchased under a share repurchase program up to a limit of 10% of our share capital in any one 24-month period. This authorization is granted for five years.

      We may not cancel more than 10% of our outstanding share capital over any 24-month period.

Trading In Our Shares

      Under COB Regulation No. 90-04, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be deemed valid:

•	trades must be executed on behalf of the company by only one intermediary, or if the company uses its share repurchase program in part by way of derivatives, by two intermediaries, provided that the issuer is able to ensure the appropriate coordination between them;

•	any block trades may not be made at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

      If a company’s shares are continuously quoted (cotation en continu), such as our shares, then a trade must meet the following further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension either individually or generally, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares; and

•	the trade must not account for more than 25% of the average total daily trading volume in the shares during the three trading days immediately preceding the trade for shares. This last requirement applies only to trades in shares, such as ours, that are admitted on the Deferred Settlement Service (Service de Règlement Différé or “SRD”).

      The use of repurchased shares to finance an acquisition is deemed justified to the extent the acquisition is performed after a three-month abstention period and an independent expert has been designated to verify the value of the shares, the value of the acquisition, and the fairness of the exchange ratio.

      However, there are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public. This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting pursuant to a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF.

      After making a purchase, transfer or cancellation of our own shares, we must file monthly reports with the AMF that contain specified information about subsequent transactions. The AMF makes this information publicly available.

DESCRIPTION OF OUR AMERICAN DEPOSITARY SHARES

American Depositary Receipts

      Each of our American depositary shares represents one-fourth of one Technip share deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an American depositary receipt holder. In the future, each American depositary share may also from time to time represent any securities, cash or other property deposited with the depositary but which have not been distributed directly to you. Your American depositary shares will be evidenced by what are known as American depositary receipts.

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

      The depositary will issue American depositary shares if you or your broker deposit Technip shares or evidence of rights to receive Technip shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

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

      When you turn in your Technip American depositary share at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares to an account designated by you and maintained by us, in the case of shares in registered form, or transfer them to an account of an accredited financial institution on your behalf in the case of shares in bearer form. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

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

Voting Rights

How do I vote?

      If you are an American depositary receipt holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares that underlie your American depositary shares. After receiving voting materials from us, the depositary will notify the American depositary receipt holders of any shareholders’ meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your American depositary shares including complying with the requirements that your name be placed upon our share register and that you deliver your American depositary shares to the depositary for holding pending the conclusion of the meeting. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

      There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their American depositary shares through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Additionally, you will not qualify to exercise double voting rights with respect to the Technip shares underlying your American depositary shares, even if you have held your Technip American depositary shares for more than two years.

Can I qualify for double voting rights as a holder of American depositary shares?

      Our articles of association (statuts) provide that each of our shares that is held in registered form on our books in the name of the same holder for two years confers on the shareholder the right to two votes. Because our American depositary shares do not represent specifically identified Technip shares, and because the depositary does not hold our shares in registered form on our books either in its own name or in the name of American depositary shareholders, our American depositary shares do not confer double voting rights. The deposit agreement provides that neither holders of our American depositary shares nor the depositary will be entitled to exercise double voting rights unless we have advised the depositary in writing and have agreed a mechanism for the allocation of double voting rights with the depositary. We have neither advised the depositary in writing nor agreed to an allocation mechanism, and do not currently intend to establish a mechanism allowing our American depositary shares to confer double voting rights on their holders.

Record Dates

      The depositary may fix record dates for the determination of the American depositary receipt holders who will be entitled:

1.	to receive a dividend, distribution or rights; or

2.	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities;

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

      Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and the depositary or the custodian actually receive those written communications, the depositary will mail copies of them, or, at its option, summaries of them, to American depositary receipt holders.

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

      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between the depositary and us. The fees described above may be amended from time to time.

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

Reclassifications, Recapitalizations and Mergers

      If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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

1.	any law, regulation, or provisions governing deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the American depositary receipts provide shall be done or performed by it;

2.	it exercises or fails to exercise discretion under the deposit agreement or the American depositary receipt;

3.	it performs its obligations without gross negligence or bad faith;

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

Disclosure of Interest in American Depositary Shares

      From time to time we may request you and other holders and beneficial owners of American depositary shares to provide information as to:

1.	the capacity in which you and other holders and beneficial owners own or owned American depositary shares; and

2.	the identity of any other persons then or previously interested in such American depositary shares and the nature of such interest and various other matters.

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

Pre-release of American Depositary Shares

      The depositary may issue American depositary shares prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the American depositary shares. A pre-release is closed out as soon as the underlying shares (or other American depositary shares) are delivered to the depositary. The depositary may pre-release American depositary shares only if:

1.	the depositary has received collateral for the full market value of the pre-released American depositary shares; and

2.	each recipient of pre-released American depositary shares agrees in writing that he or she:

—	owns the underlying shares;

—	assigns all rights in such shares to the depositary;

—	holds such shares for the account of the depositary; and

—	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

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

Material Contracts

Deepwater Division

      Aker Maritime ASA and Aker Maritime Norge AS (collectively, “Deepwater Division”) and Coflexip entered into a Share Purchase Agreement on October 27, 2000, whereby Coflexip agreed to purchase a number of companies that comprise the Aker Maritime Deepwater Division for U.S.$625 million subject to certain adjustments, consisting of U.S.$513 million in cash and an assumption of a net debt of U.S.$112 million. The transaction, which closed on January 4, 2001, was financed with Coflexip’s own resources and by new credit lines.

Syndicated Credit Facility

      On April 29, 2004, we signed a five-year €850 million revolving credit facility which carries a margin of 37.5 basis points over Euribor.

      It will be used to refinance two previously existing syndicated credit facilities signed in 2001 by Technip and Coflexip, respectively (both maturing in 2006), and will be used for general corporate purposes. As with the previous facilities, the new facility is intended to be partially drawn and used as a financial liquidity reserve for the Group.

Eurobond

      On May 26, 2004, we issued a seven-year €650 million Eurobond, listed only on the Luxembourg Stock Exchange, which carries a fixed interest rate of 4.625%.

      Funds raised by this Eurobond will be used to reinforce the Group’s financial means and allow us to continue our development. We decided to reinforce our financial structure without waiting for the 2006 maturity of our outstanding convertible bonds by taking advantage of the historically low long-term interest rate environment.

Convertible/ Exchangeable Bonds

      On January 22, 2002, we launched a €690 million bond convertible into new shares or exchangeable into our existing shares. Each of the 4,667,647 bonds issued carries a nominal value of €170 and is exchangeable or convertible into one of our shares at the election of the holder. Subject to prior conversion or exchange by the bondholder or our own exercise of early redemption rights, we will redeem each bond for €190.0708 at their maturity on January 1, 2007. Bond holder representatives may trigger early redemption obligations upon the occurrence of a specified event of default, including notably an uncured failure to pay interest or principal on the bonds, default by us or our subsidiaries on other indebtedness or guarantees in an amount exceeding €50 million, the contractual acceleration of any such indebtedness, an uncured failure to meet our other undertakings for more than 14 days, protection from creditors, or delisting from our equity securities from our principal trading markets.

Following exercise of the over-allotment option, the bonds issued amounted to €793.5 million, the net proceeds of which were used to reimburse the greater part of the Senior Credit Facilities described above. The bonds were listed on the Premier Marché of Euronext Paris on January 30, 2002. In December 2002, Technip repurchased 165,653 convertible bonds for a total amount of €28.16 million. In accordance with the issuing contract, which received the final approval of the Commission des opérations de bourse on January 22, 2002, the 165,653 convertible bonds were cancelled. As a result, the convertible bonds’ outstanding amount was reduced to €765.2 million as of December 31, 2002.

The Memorandum of Understanding

      In the context of the business combination of Technip and Coflexip, we entered into a memorandum of understanding with ISIS (the major shareholder of Coflexip) and ISIS’s controlling shareholder, IFP. We agreed in the July 2, 2001 memorandum of understanding, amended on July 25, 2001 to make simultaneous exchange offers for Coflexip and ISIS, to list our shares on the New York Stock Exchange in the form of American depositary shares, and to convene an extraordinary general shareholders’ meeting to approve the capital increase necessary to complete the exchange offers.

      In accordance with these obligations, in the presence of Technip, IFP and ISIS agreed to mutual exchange commitments on November 7, 2001, in which ISIS would exchange its 1,436,622 shares of CGG (Compagnie Générale Géophysique) for the 511,253 shares of Technip held by IFP, and vice versa. Following the completion of the ISIS exchange offer, we concluded a merger agreement with ISIS on April 15, 2002, which was ratified by our Shareholders’ Meeting in June 2002. Subsequently, on November 18, 2002, we triggered the exchange of 1,436,622 CGG shares against 511,253 Technip shares. These shares will be cancelled. Concomitantly, although independent of these commitments, we decided to cancel all outstanding treasury shares as of September 30, 2002 (representing 1,117,324 shares), which had been previously purchased in order to stabilize the stock price and to face purchase options exercise.

Exchange Controls

Ownership of ADSs or Shares by Non-French Residents

      Under French law, there is no limitation on the right of non-French residents or non-French security holders to own or, when applicable, to vote securities of a French company.

      A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, pursuant to the Decree n 2003-196 of March 7, 2003, both E.U. and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities if, for example, they come to own, directly or indirectly by any means more than one-third of the capital or voting rights, in any French company.

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

Other

      For other limitations affecting shareholders, see “— Form, Holding and Transfer of Shares” and “— Requirements for Holdings Exceeding Certain Percentages”.

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

      In particular, holders of shares should be aware that the French Budget Law for 2004 (n 2003-1311 dated December 30, 2003) has abolished the avoir fiscal and the précompte with respect to dividends to be paid to French individual shareholders as of January 1, 2005. However, French non-individual shareholders will generally no longer be entitled to use the avoir fiscal as of January 1, 2005.

      Although yet unclear, non-resident shareholders that are entitled to and that comply with the procedures for claiming benefits under an applicable tax treaty should be entitled to the refund of the avoir fiscal with respect to distributions paid until December 31, 2004. Also, non-resident shareholders that are not entitled to benefit from the transfer of the avoir fiscal, but are otherwise entitled to benefit from a double tax treaty (i.e., corporate shareholders and individuals, if they are not entitled to the avoir fiscal refund) should be entitled to a refund of the précompte, if any, that we will pay in cash on distributions that we make in 2004.

      In addition, the French Budget Law for 2004 has implemented a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividend before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

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

      If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is €3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of Dividends

      In France, companies may only pay dividends out of income remaining after tax has been paid.

      Shareholders of our company that are residents of France were entitled to a tax credit, known as the avoir fiscal, on dividends paid by our company in 2003.

      The amount of the avoir fiscal attached to dividends paid in 2003 is equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	10% of the dividend paid for other shareholders.

      In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10% generally were entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by our company (as further described below, the précompte is a tax which is currently paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal).

      As discussed in more detail above, as a result of the reform enacted by the French Budget Law for 2004, French resident individual shareholders will still benefit from the avoir fiscal with respect to dividend distributions made during 2004 but will not be entitled to the avoir fiscal with respect to dividend distributions made from 2005 on. Instead, from 2005 on, French resident individuals will be entitled to the tax credit described in the introduction above. French resident shareholders who are not individuals will generally lose the benefit of the avoir fiscal as from January 1, 2005.

      Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents and shareholders who are not resident in France and are not eligible for the avoir fiscal.

      Under most treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, the shareholder can subsequently be entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

      Although the French tax authorities have not yet issued comments on this matter, the provisions of a treaty, insofar as they provide for the transfer of the avoir fiscal to individual shareholders or, as the case may be, a refund of the précompte (see paragraph on the précompte below), should continue to apply to distributions paid until December 31, 2004 but will no longer be applicable from 2005 on. It is unclear, however, whether non-resident individual shareholders that benefit from a tax treaty which provides for the transfer of the avoir fiscal will be entitled to the new tax credit implemented by the French Budget Law for 2004.

      Non-resident shareholders, other than individuals, are no longer entitled to a refund of the avoir fiscal with respect to dividend distributions made from 2004 on.

      The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements as summarized below:

Australia	Ghana	Mali	Singapore	French
Austria	Iceland	Malta	South Korea	Territoires
Belgium	India	Mauritius	Spain	d’Outre-Mer
Bolivia	Israel	Mexico	Sweden	and
Brazil	Italy	Namibia	Switzerland	Others
Burkina Faso	Ivory Coast	The Netherlands	Togo
Canada	Japan	New Zealand	Turkey	Mayotte
Estonia	Latvia	Niger	Ukraine	New Caledonia
Finland	Lithuania	Norway	United Kingdom	Saint-Pierre et
Gabon	Luxembourg	Pakistan	United States of America	Miquelon
	Malaysia	Senegal	Venezuela

      Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

•	a lower rate of withholding tax, generally 15%; and

•	so long as the avoir fiscal remains in full force and effect, a refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

      Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

      If these arrangements apply to a shareholder, and so long as the avoir fiscal is still available we will withhold tax from the dividend at a lower rate, provided that the shareholder has established, before the date of payment of the dividend, that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, we must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

      Some of the countries and territories listed above impose additional conditions for corporate entities to be entitled to receive the avoir fiscal. In other countries and territories, individual residents currently may receive the avoir fiscal but corporate entities may not. In any event, non-resident shareholders other than individuals will no longer be entitled to a refund of the avoir fiscal with respect to dividend distributions made from 2004 on.

The Précompte

      Provided the distributed dividends carry an avoir fiscal, a French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes, before December 31, 2004, dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate; or

•	profits which have been earned and taxed more than five years before the distribution.

      The amount of the précompte is equal to 50% of the net dividends before withholding tax.

      As regards dividends paid in 2003, a shareholder who is not a French resident currently may generally obtain a refund of the amount of any précompte actually paid in cash, net of applicable withholding tax, in two cases:

•	if the shareholder is entitled to the benefit of a tax treaty but the treaty does not provide for a refund of the avoir fiscal; or

•	if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of the avoir fiscal.

      Although the French tax authorities have not yet issued any guidelines on this matter, such non-resident shareholders should be entitled to a refund of the précompte, if any, that we shall pay on distributions to be made in 2004.

      Furthermore, it should be noted that as a consequence of the suppression of the précompte for dividends which will be paid as of January 1, 2005, the French Budget Law for 2004 implements a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to the non-resident shareholders.

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

Taxation of U.S. Investors

      The following is a general summary of certain material U.S. federal income tax and French tax consequences of owning and disposing of our shares or American depositary shares. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of our shares or American depositary shares and all of the following five points apply to you:

1.	you own (directly, indirectly or by attribution), less than 10% of our outstanding share capital or voting power;

2.	you are any one of the following:

(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

(b)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof;

(c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(d)	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust;

3.	you are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the

Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994 (the “U.S.- France income tax treaty”) under the “limitation on benefits” article of that treaty;

4.	you hold your Technip shares or American depositary shares as capital assets; and

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

      Special rules may apply to insurance companies, tax-exempt entities, banks, financial institutions, U.S. expatriates, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-method of accounting, persons holding our shares or American depositary shares as part of a straddle, hedging transaction or conversion transaction, persons who acquired our shares pursuant to the exercise of employee stock options or otherwise as compensation, among others. Those special rules are not discussed in this annual report.

      Furthermore, this summary is based upon applicable U.S. and French law and practice, all as currently in effect, and all of which are subject to any changes or changes in interpretation to U.S. tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), final, temporary and proposed Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements) or French laws or practice occurring after the date hereof, possibly with retroactive effect. In addition, this summary is based, in part, upon representations made by the Depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. Investors should consult their tax advisors concerning the French, U.S. federal, state or local income tax consequences of the ownership or disposition of our shares or American depositary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Withholding Tax and Avoir Fiscal

      In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France received dividends from French companies in 2003, they generally were entitled to a tax credit, known as the avoir fiscal.

      The amount of the avoir fiscal attached to dividends paid in 2003 is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	10% of the dividend paid for the other shareholders.

      In addition, if the distribution of dividends by us gave rise to the précompte (see below paragraphs relating to the précompte), shareholders entitled to the avoir fiscal at the rate of 10%, were generally entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by the company.

      As discussed in more detail under “French Taxation” above, the French Budget Law for 2004 includes a reform of the French tax treatment of distributions and dividends paid by French companies to residents of France which directly affects non-residents of France.

      Under French domestic law, shareholders who are not residents in France are not eligible for the avoir fiscal and French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents of France.

      Under the U.S.-France income tax treaty, this withholding tax is reduced to 15% if your ownership of our shares or American depositary shares is not effectively connected with a permanent establishment or a fixed base that you have in France, and some other requirements are satisfied.

      As regards distributions made by our company in 2003, additional provisions of the U.S.-France income tax treaty apply if you are considered an “eligible” U.S. holder of shares or American depositary shares. You are “eligible” if your ownership of the shares or American depositary shares is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

1.	you are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France income tax treaty (without also being a resident of France for French tax purposes);

2.	you are a U.S. corporation, other than a regulated investment company which owns directly or indirectly less than 10% of the capital of the French payor company;

3.	you are a U.S. corporation which is a regulated investment company which owns directly or indirectly less than 10% of the capital of the French payor company, provided that less than 20% of your shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the United States; or

4.	you are a partnership or trust that is a resident of the United States for purposes of the U.S.-France income tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point 1 or point 2 above.

      Pursuant to the U.S.-France income tax treaty, eligible U.S. holders are entitled to a refund of all or part of the avoir fiscal, net of the applicable withholding tax.

      An individual holder of our shares or ADSs that is a resident of the United States as defined pursuant to the provisions of the U.S.-France income tax treaty and whose ownership of our shares is not connected with a permanent establishment in France, if he is still entitled to the transfer of the avoir fiscal with respect to distributions to be made in 2004, should remain an “eligible” U.S. holder with respect to distributions to be made by us in 2004. As regards distributions of dividends to be made from January 1, 2005, and subject to confirmation by administrative guidelines from the French tax authorities, individual U.S. holders should be entitled to the transfer of the new tax credit implemented by the French Budget Law for 2004.

      Other U.S. holders (e.g., corporations, pension funds and other tax-exempt U.S. holders) will no longer be entitled to any refund of the avoir fiscal in respect of dividends paid from 2004 on. They will not be entitled to the newly implemented tax credit either.

      If you are an eligible U.S. holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France income tax treaty in accordance with the following procedures:

•	you must complete French Treasury Form RF I A EU-No. 5052 and send it to the French paying agent before the date of payment of the dividend. If you are not an individual, you must also send the French paying agent an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of our shares or American depositary shares, including, among other things, the dividend rights;

•	if you cannot complete Form RF I A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French paying agent, or, if any, to the U.S. bank managing your account holding our shares or to the depositary, as the case may be, before the date of payment of the dividend. This certificate must state all of the following five points:

(a)	you are a resident of the United States for purposes of the U.S.-France income tax treaty;

(b)	your ownership of our shares or American depositary shares is not effectively connected with a permanent establishment or a fixed base in France;

(c)	you own all the rights attached to the full ownership of our shares or American depositary shares, including, among other things, the dividend rights;

(d)	you fulfill all the requirements under the U.S.-France income tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal; and

(e)	you claim the reduced rate of withholding tax and payment of the avoir fiscal so long as it is in full force and effect.

      If you are an eligible U.S. holder of ADSs, you can obtain the form or certificate from the Depositary and also the U.S. Internal Revenue Service (the “IRS”), and the Depositary will file it with French tax authorities as long as you deliver the completed form or certificate to the Depositary within the time period specified in the distribution to registered U.S. holders of ADSs.

      If you are not an eligible U.S. holder, or if you have not completed Form RF I A EU-No. 5052 or the five-point certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

      As an “eligible” U.S. holder, and so long it remains in effect, you may also claim the avoir fiscal by completing Form RF I A EU-No. 5052 and sending it to the French tax authorities before December 31 of the second year following the year during which the dividend is paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

      Although the French tax authorities have not yet issued any guidance regarding the procedures for claiming the benefit of the reduced rate of French withholding tax following the suppression of the avoir fiscal and, if applicable, the transfer of the newly implemented tax credit, any such benefits will be subject to the accomplishment of formalities.

      Specific rules apply to the following:

•	tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans); and

•	various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

      Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits.

      With respect to dividends paid before 2004, these entities were entitled to claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of our capital and they satisfy the filing requirements specified in the IRS Treasury regulations.

      Please note that tax-exempt U.S. pension funds and such other tax-exempt entities will be treated like any other corporate shareholders as regards the suppression of the avoir fiscal, and thus, in any event, these entities will no longer be entitled to any avoir fiscal with respect to dividends received as of January 1, 2004.

      Any avoir fiscal and any French withholding tax refunds of excess withholding tax are generally expected to be paid within 12 months after the holder of shares or American depositary shares files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

      For U.S. federal income tax purposes, the gross amount of any distribution and any related avoir fiscal payment, including any French tax withheld, will be included in your gross income as ordinary dividend income when payment is received by you (or the Depositary, if you hold American depositary shares), to the extent paid or deemed paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, it will be treated first as a tax-free return of capital and thereafter any balance in excess of adjusted basis will be taxable as capital gain. Dividends paid by us will not give rise to the dividends received deduction generally allowed to U.S. corporate shareholders with respect to dividends received from other U.S. corporations. Dividends generally will constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

      Further, the amount of any dividend paid in euro, including any French tax withheld, will equal the U.S. dollar value of the euro amount received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of American depositary shares, regardless of whether the payment is in fact converted into U.S. dollars. If you convert the euro amount into U.S. dollars on the date of receipt you generally should not recognize any exchange gain or loss. If you do not convert any such euro that is received by you into U.S. dollars on the date you receive it, you generally will have a basis in the euro amount equal to its U.S. dollar value on the date of receipt. You also generally will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of such euro amount, which will be treated as U.S. source ordinary income or loss. Moreover, you may be required to recognize exchange gain or loss if you receive a refund paid in euros under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This exchange gain or loss generally will be treated as U.S. source ordinary income or loss.

      French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to complex conditions and limitations, or you may alternatively choose to deduct all foreign taxes paid by you as itemized deductions in the taxable year. A deduction however does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The United States Treasury has expressed concerns that parties to whom American depositary shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Accordingly, the discussion above regarding the creditability of French withholding tax could be affected by future actions that may be taken by the United States Treasury.

The Précompte

      As currently applicable, and provided the distributed dividends carry an avoir fiscal, a French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes, before December 31, 2004, dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate; or

•	profits which have been earned and taxed more than five years before the distribution.

      The amount of the précompte is equal to 50% of the net dividends before withholding tax.

      If you are not entitled to the full avoir fiscal, you should generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends distributed to you until December 31, 2004.

      However, as mentioned above, the French tax authorities have not yet issued any guidelines to confirm whether such non-resident shareholders will be entitled to the refund of the précompte, if any, that we will pay on distributions to be made in 2004. Under the U.S.-France income tax treaty, the amount of the précompte refunded to U.S. residents is reduced by 15% withholding tax applicable to dividends (and with respect to distribution made before 2004 by the partial avoir fiscal, if any). You are generally entitled to a refund of any précompte which we actually pay in cash, but not to any précompte which we pay by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF I B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the IRS in the United States or from the French Centre des Impôts des Non-Résidents whose address is 9 rue d’Uzès, 75094 Paris Cédex 2, France.

      For U.S. federal income tax purposes, the gross amount of the précompte will be included in your gross income as ordinary income. It generally will constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in euro, including any French withholding taxes, will equal the U.S. dollar value of the euro amount received on the date the précompte is included in income which, for a U.S. holder of American depositary shares, will be the date of receipt by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. If you hold shares and you convert the euro amount into U.S. dollars on the date of receipt you generally should not recognize any exchange gain or loss. If you do not convert the euro amount into U.S. dollars on the date of receipt you generally will have a basis in the euro equal to its U.S. dollar value on the date of receipt. You also generally will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of such euro amount, which will be treated as U.S. source ordinary income or loss.

Recent U.S. Tax Law Changes Applicable to Individuals

      Under 2003 U.S. tax legislation, some U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, certain minimum holding periods are met and either (i) the shares (or American depositary shares) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-France income tax treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and American depositary shares will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. holders of our shares and American depositary shares meet certain requirements. Some of the eligibility requirements for non-U.S. corporations are not entirely certain, however, and further guidance from the IRS is anticipated. In addition, the IRS is expected to issue certification procedures in 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Taxation of Capital Gains

      If you are a resident of the United States for purposes of the U.S.-France income tax treaty, you will not be subject to French tax on any capital gain if you sell or dispose of your shares or American depositary shares, unless you have a permanent establishment or fixed base in France and the shares or American depositary shares you sold or disposed of were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

      In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or dispose of your shares or American depositary shares in an amount equal to the difference between U.S. dollar value of the amount realized for the share or American depositary share and your tax basis in the share or American depositary share (determined in U.S. dollars). This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period for the share or American depositary share exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

      Further, deposits or withdrawals of shares by you for American depositary shares will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Status

      A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we did not qualify as a PFIC for the taxable year ending December 31, 2003, for U.S. federal income tax purposes. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or American depositary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or American depositary shares. Furthermore, dividends paid by us would not be “qualified dividend income” and would be subject to the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of Technip shares or American depositary shares.

French Estate and Gift Taxes

      Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, if you transfer your shares or American depositary shares by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death; or

•	you used your shares or American depositary shares in conducting a business through a permanent establishment or fixed base in France, or you held such shares or American depositary shares for that use.

French Wealth Tax

      The French wealth tax does not generally apply to shares or American depositary shares if the holder is a resident of the United States for purposes of the U.S.-France income tax treaty.

United States Information Reporting and Backup Withholding

      Dividend payments and proceeds paid from the sale or other disposition of shares or American depositary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through some U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

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

Subsidiary Information

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

      Our major market risk consists of fluctuations in currency exchange rates. We use simple derivative financial instruments primarily to manage this risk exposure. These financial instruments are designated as hedges of underlying exposures associated with specific revenues, costs, assets, liabilities or commitments. Fair value calculations are presented in Note 27(b) to our Consolidated Financial Statements and are set out in the table below.

Cash Management

      Cash surpluses are almost entirely denominated in euro, U.S. dollars (or Malaysian Ringgit which had a fixed exchange rate with the U.S. dollar as of December 31, 2003), British pound sterling, Norwegian Crown, and Brazilian Real. Part of the cash surplus is allocated to forecasted expenditures on given projects. We invest these cash surpluses in short-term floating investments to ensure liquidity and avoid interest rate risk.

      Since the beginning of 2000, we have used a dedicated financing entity (Technip Eurocash SNC) to manage centrally our cash and hedging, with the exception of cash held by our Malaysian, Singaporean, Saudi Arabian, Brazilian subsidiaries and some of the Offshore branch foreign subsidiaries. Each participating subsidiary transfers its cash surplus to Technip Eurocash SNC and requests cash when needed. Cash flow forecasts are centrally analyzed on a regular basis by Technip Eurocash SNC.

Debt Management

      We have limited financial debt (€1,214 million, €1,337.5 million, and €1,638.9 million at December 31, 2003, 2002, and 2001, respectively). 2003 and 2002 figures include respectively €84.5 million and €90.4 million of convertible bonds redemption premium issued on 2002.

      On December 31, 2003, our short term debt of €226.3 million is composed of the following:

•	commercial paper for €205 million with an average maturity of less than three months;

•	short term part of the long-term debts, which amounts to €5.7 million;

•	bank overdrafts and others for €8.3 million; and

•	accrued interests on the convertible bonds for €7.4 million.

      The outstanding amount of the credit facility, obtained for the Aker Maritime Deepwater Division acquisition used by Technip Offshore International and some of the eligible subsidiaries, was U.S.$141 million as of December 31, 2003. This bank credit facility is fully repayable at maturity at June 26, 2006. Additionally, the outstanding debt used for the financing of some of the convertible bond repurchase was U.S.$87 million as of December 31, 2003. This credit line is fully repayable at maturity on December 30, 2007.

      At the end of January 2002, we issued a debenture loan with a conversion option into new shares and/or exchange in existing shares (OCEANE offer) for an amount of €793.5 million. The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date.

      The OCEANE offer, which received the COB final visa on January 22, 2002, had the following terms and conditions:

•	issue price €170 (number of bonds issued: 4,667,647);

•	coupon payable on January 1 of each year amounts to 1% per year of the bonds nominal value;

•	the reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date;

•	the bond reimbursement price as of January 1, 2007 is €190.07 in case of non conversion or exchange; and

•	the actuarial yield rate for the bondholder is 3.25% per year in case of non conversion or exchange.

      The debenture loan was used mid-February 2002 to reimburse part of the credit facility issued by us to finance the purchase of Coflexip shares.

      We repurchased 458,794 convertible bonds through December 2003 for an amount of €78 million, and subsequently in January 2004, 419,742 additional convertible bonds for an amount of €71.4 million.

      In accordance with the terms and conditions of the convertible bonds, which received the COB visa on January 22, 2002, the 878,536 convertible bonds repurchased have been cancelled, reducing the amount to €715.5 million on December 31, 2003 and thereafter to €644.1 million on February 25, 2004.

      For our unused and confirmed multicurrency banking credit lines as of December 31, 2003, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

      On April 29, 2004, we raised an €850 million new bank revolving facility with a five-year facility to replace two of the authorized unused and confirmed credit lines. As a result, the Group had unused and confirmed multicurrency credit lines of approximately €1,068 million, of which approximately €734 million is available beyond December 31, 2004.

      On May 26, 2004, we issued a €650 million seven-year eurobond maturing on May 26, 2011 with a 4.625% coupon. The use of proceeds is for general corporate purposes with a view to reinforcing the Group’s financial structure without waiting for the January 1, 2007 maturity of our outstanding convertible bond by taking advantage of the historically low long-term interest rate environment.

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

Currency Risk

      We operate under long-term contracts that are frequently denominated in currencies other than our functional currency, the euro. As of December 31, 2003, revenues from contracts denominated in non-euro currencies were approximately 70% of our total net sales, of which more than 70% were denominated in U.S. dollars. Approximately 37% of our operating expenses during this period were denominated in U.S. dollars and significant amounts were also denominated in Japanese yen, British pound sterling, Malaysian Ringitt, Brazilian Real and Norwegian Crown.

      Our policy is to continually assess our exposure to exchange risk on contracts and, whenever practicable, to reduce risks by incurring operating expenses in the same currency in which the corresponding net sales are generated. We further reduce our exposure to exchange rate fluctuations through the use of forward exchange contracts, currency exchange rate guarantees or options when we believe it appropriate. Typically, we hedge a contract once it has been awarded or, in some cases, at the latest, once it comes into force. However, because we may be subject to significant exchange rate exposure during the period from the contract bid to the awarding of the contract, we may, depending on our appreciation of the probability that the contract will be awarded to us and on market conditions, enter into currency options or currency exchange rate guarantees for contracts on which we have bid (see Note 1(r)) to the our Consolidated Financial Statements.

      We do not enter into forward exchange contracts or exchange options for purpose other than described above. Our policy does not permit us to take, or authorize our subsidiaries or businesses to take, speculative market positions.

      The tables below present the maturities and fair value of our hedging instruments as of December 31, 2003, and December 31, 2002, respectively and are based on maturities and interest and exchange rates at these same dates and present future cash flows generated by derivatives instruments.

As of December 31, 2003

	Maturing in year ending December 31,
								Fair value
Foreign Exchange Contracts	2004	2005	2006	2007	2008	5 years	Total	Total

	(in millions of EUR)
Sell currency, buy national currencies
U.S.$	1,138.4	1,73.1	27.8	—	—	—	1,339.3	196.1
GBP	25.2	0.2	—	—	—	—	25.4	0.1
AED	18.8	—	—	—	—	—	18.8	1.6
Others	20.8	—	—	—	—	—	20.8	0.3

Total	1,203.1	173.3	27.8	—	—	—	1,404.3	198.1

Buy currency, sell national currencies
U.S.$	327.3	49.0	—	—	—	—	376.3	(68.4)
JPY	11.9	—	—	—	—	—	11.9	(1.4)
GBP	97.3	9.3	—	—	—	—	106.6	(0.1)
Others	4.7	4.9	—	—	—		9.6	(0.1)

Total	441.2	63.2	—	—	—	—	504.4	(70.0)

Sell/buy foreign currencies	214.2	47.6	37.2	—	—	—	299.0	17.7

Total	214.2	47.6	37.2	—	—	—	299.0	17.7

As of December 31, 2002

	Maturing in year ending December 31,
								Fair value
Foreign Exchange Contracts	2003	2004	2005	2006	2007	5 years	Total	Total

	(in millions of EUR)
Sell currency, buy national currencies
U.S.$	748.4	340.6	40.2	—	—	—	1,129.2	107.3
GBP	35.8	—	—	—	—	—	35.8	0.1
AED	6.1	1.5	—	—	—	—	7.6	1.3
Others	10.1	—	—	—	—	—	10.1	2.2

Total	800.5	342.1	40.2	—	—	—	1,182.8	110.9

Buy currency, sell national currencies
U.S.$	252.2	194.3	41.7	—	—	—	488.2	(40.2)
JPY	8.5	10.7	—	—	—	—	19.2	(1.2)
GBP	38.3	—	—	—	—	—	38.3	(1.5)
Others	0.2	—	—	—	—		—	0.2

Total	299.2	63.2	41.7	—	—	—	545.9	(42.9)

Sell/buy foreign currencies	156	47.6	1.6	—	—	—	171.2	9.9

Total	156	47.6	1.6	—	—	—	171.2	9.9

Interest Risk

      We require that our cash invested in marketable securities remain liquid. Therefore, most cash is invested in floating rate investments.

      At the end of January 2002, we issued a debenture loan with a conversion option into new shares and/or exchange in existing shares at a fixed 1% annual coupon, and with an 11.81% redemption premium payable on January 1, 2007 in case of non conversion or exchange into shares. In addition, during the first quarter of 2002, Coflexip entered into a U.S.$186 million national amount forward interest rate agreement to convert the U.S.$ LIBOR rate into a U.S.$ fixed rate for the period from July through December 2002.

      Most of the other debt at the end of December 31, 2003 is variable-rate debt. We usually do not enter into interest rate derivative contracts, except when interest rate markets offer attractive conditions. Only the debt of U.S.$109 million part to the credit facility obtained for the Aker Maritime Deepwater Division was covered by interest rate swaps, which converted the U.S.$ LIBOR rate into a U.S.$ fixed rate through the June 2006 maturity date.

      As a result, as of December 31, 2003, fixed-rate debt amounted to 73% of total debt.

      In addition in 2003, we entered into several forward interest rate agreements for an aggregate U.S.$119 million notional amount to convert the U.S.$ LIBOR rate into a U.S.$ fixed rate for the year 2004.

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

Item 16.     [Reserved]

Item 16A.     Audit Committee Financial Expert

      The Board of Directors has determined that Mr. Lebègue is an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.

Item 16B.     Code of Ethics

      We have adopted a code of ethics that applies to Daniel Valot and Olivier Dubois. This code of ethics is available in print to any shareholder upon request to our Investor Relations group (e-mail: investor-relations@technip.com or telephone: + 33 1 47 78 66 75).

Item 16C.     Principal Accountant Fees and Services

      Barbier Frinault & Autres (Ernst & Young) served as our independent auditors for each of the financial years in the two-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. Claude Charron has acted as our co-auditor for French Statutory purposes.

      The following table presents the aggregate fees for professional services and other services rendered by Barbier Frinault & Autres (Ernst & Young) and Claude Charron for each of the financial years ended December 31, 2002, and December 31, 2003:

	2003		2002
	Barbier Frinault		Barbier Frinault
	& Autres	2003	& Autres	2002
	(Ernst & Young)	Claude Charron	(Ernst & Young)	Claude Charron

	(in € thousand)
Audit Fees(1)	3,581	120	3,583	81
Audit-Related Fees(2)	—	—	—	—
Tax Fees(3)	1,411	—	1,388	—
All Other Fees(4)	—	—	—	—

Total	4,992	120	4,971	81

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the AMF and the SEC or other regulatory bodies.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

(4)	All Other Fees include fees billed for training; risk management consulting engagements; and services related to the Group’s environmental report.

     Audit Committee Pre-approval Policies and Procedures

      On December 16, 2003, in line with new regulations regarding auditor independence applicable in France and the United States, the audit committee of our board of directors adopted a procedure for the engagement of our statutory auditors. According to procedure which stipulates that the audit committee has complete authority on engagement and renumeration of our external auditors, the audit committee pre-approved certain categories of defined engagements, subject to maximum amounts.

      The procedure contains a pre-approved list of services that the statutory auditors may provide us:

•	statutory audit and audit-related engagements up to €2 million;

•	tax advising engagements up to €0.5 million;

•	risk-management advisory services up to €0.5 million; and

•	with a unit cap per engagement up to €0.2 million.

      Any engagement of our statutory auditors outside the scope of the above pre-approved services or an engagement within the scope but exceeding the approved fee-levels must be approved by the audit committee in advance.

      The procedure also defines the statutory audit services, audit-related services, tax services and other non-audit related services. Furthermore it defines prohibited services, which in France includes any engagement without a proven connection with the statutory auditors’ engagement.

      The CFO of each subsidiary for which any such engagement is considered must provide prior written notice to the Branch Financial Controller with a copy to the Group Corporate Secretary.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

      Not applicable.

Item 16E.     Purchases of Equity Securities

      Not applicable.

PART III

Item 17.     Financial Statements

      Not applicable.

Item 18.     Financial Statements

TECHNIP

Item 19.     Exhibits

1.1	Articles of Association, as amended as of April 29, 2004, of Technip

8.1	Subsidiaries of Technip (see Note 29 to the Consolidated Financial Statements)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Barbier Frinault & Autres (Ernst & Young) as auditors of Technip

TECHNIP

REPORT OF INDEPENDENT AUDITORS

      To the Shareholders and the Board of Directors of Technip:

      We have audited the accompanying consolidated balance sheets of Technip and its subsidiaries (“Technip”) as of December 31, 2003, 2002, and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2003, all expressed in euro (€). These financial statements are the responsibility of the management of Technip. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in France and in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of Technip as of December 31, 2003, 2002 and 2001, and the result of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in France.

      Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to 32 to the consolidated financial statements.

Neuilly-sur-Seine, France.
April 2, 2004, except for Notes 30 to 32, for which the date is May 10, 2004.

BARBIER FRINAULT & AUTRES

ERNST & YOUNG
Represented by Gilles Puissochet

TECHNIP

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the years ended December 31,

		2003
				2002	2001
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro, except as otherwise stated)
Net sales	3	5,755.6	4,711.1	4,452.3	3,546.0
Cost of sales		(4,875.3)	(3,990.6)	(3,754.8)	(3,094.3)

GROSS MARGIN		880.2	720.5	697.5	451.7
Research and development expenses		(40.7)	(33.3)	(37.4)	(18.3)
Selling, general and administrative expenses		(417.5)	(341.7)	(312.5)	(149.0)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION		422.1	345.5	347.6	284.4
Depreciation and amortization other than goodwill		(144.0)	(117.9)	(143.0)	(49.6)

OPERATING INCOME		278.1	227.6	204.6	234.8
Financial result	6	(54.1)	(44.3)	(66.9)	(6.5)
Income of equity affiliates		1.3	1.1	—	15.6
Non-operating loss	7	(9.3)	(7.6)	(6.9)	(6.6)

INCOME BEFORE INCOME TAX, GOODWILL AMORTIZATION AND MINORITY INTERESTS		216.0	176.8	130.8	237.3
Income tax	8	(100.2)	(82.0)	(46.3)	(65.5)
Minority interests		(1.0)	(0.8)	3.9	(2.4)

NET INCOME (LOSS) BEFORE GOODWILL AMORTIZATION		114.8	94.0	88.4	169.4

Goodwill amortization		(138.9)	(113.7)	(117.8)	(61.3)

NET INCOME (LOSS)		(24.1)	(19.7)	(29.4)	108.1

Non-diluted earnings (loss) per share		(1.0)	(0.84)	(1.10)	4.45
Number of shares considered for diluted earnings per share computation	9	29,302,440	29,302,440	28,385,816	25,387,550
Diluted earnings before non-operating income and goodwill amortization per share(1)	9	4.86	3.98	3.91	6.93
Diluted earnings (loss) per share(1)	9	—	—	—	4.26

(1)	The net income used for the diluted earnings per share computation is restated for redemption premium amortization after tax and OCEANE financial costs after tax (see Note 9). In 2002 and 2003, the diluted earnings per share were negative and are consequently not disclosed.

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2217 on May 28, 2004. (See Note 1(a).)

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP

CONSOLIDATED BALANCE SHEETS

		As of December 31,

		2003
				2002	2001
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro,
		except as otherwise stated)
ASSETS
Intangible assets, net	11	3,050.6	2,497.0	2,637.6	2,713.4
Property, plant and equipment, net	12	902.2	738.5	861.1	982.3
Other investments and loans, net	13	10.3	8.4	18.3	104.9
Equity affiliates	14	2.6	2.1	1.2	6.2

TOTAL NON-CURRENT ASSETS		3,965.6	3,246.0	3,518.2	3,806.8
Contracts-in-progress	15	7,780.0	6,368.2	4,896.2	6,313.6
Inventories and deferred bid costs, net	16	89.9	73.6	80.8	111.9
Advances to suppliers		298.8	244.6	122.5	98.0
Accounts and notes receivable, net	17	923.1	755.6	725.6	605.9
Other current assets, net	18	522.5	427.7	521.6	418.1

RECEIVABLES AND OTHER CURRENT ASSETS, NET		1,445.6	1,183.3	1,247.2	1,024.0
Marketable securities		134.4	110.0	99.1	149.8
Cash		955.9	782.4	642.0	613.6

CASH AND CASH EQUIVALENTS	19	1,090.2	892.4	741.1	763.4

TOTAL CURRENT ASSETS		10,704.7	8,762.1	7,087.8	8,310.9

TOTAL ASSETS		14,670.3	12,008.1	10,606.0	12,117.7

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2217 on May 28, 2004. (See Note 1(a).)

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP

CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31,

		2003
				2002	2001
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro,
		except as otherwise stated)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Common stock: €3.05 nominal value,		88.5	72.4	71.4	81.5
23,738,331 shares as of December 31, 2003,
23,408,004 shares as of December 31, 2002,
26,713,448 shares as of December 31, 2001
Paid-in-surplus		1,527.6	1,250.4	1,250.5	1,605.5
Retained earnings		789.8	646.5	721.8	661.5
Cumulative translation adjustment		(2.3)	(1.9)	12.0	13.1
Treasury shares and shares held by subsidiary(1)		(11.9)	(9.7)	—	(255.5)
Net income (loss)		(24.1)	(19.7)	(29.4)	108.1

SHAREHOLDERS’ EQUITY	20	2,367.7	1,938.0	2,026.3	2,214.2
MINORITY INTERESTS		11.2	9.2	16.3	21.4
Commitments and contingencies	26
Retirement indemnities		109.1	89.3	86.3	80.1
Accrued liabilities	21	286.9	234.8	242.5	257.5
Convertible bonds redemption premium	23	103.2	84.5	90.4	—
Long-term debt		1,103.4	903.2	950.1	1,182.2
Short-term debt		276.5	226.3	297.0	456.7

Total Financial debt	22	1,379.9	1,129.5	1,247.1	1,638.9
Progress payments on contracts	15	8,610.3	7,047.8	5,420.2	6,472.5
Accounts and notes payable		956.7	783.1	720.8	770.8
Other creditors	24	845.3	691.9	756.1	662.3

TOTAL LIABILITIES		12,291.4	10,060.9	8,563.4	9,882.1

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		14,670.3	12,008.1	10,606.0	12,117.7

(1)	As of December 31, 2003, 140,953 shares held by the Company have been deducted from shareholders’ equity. In 2002, Technip cancelled its treasury shares except 49,499 shares intended to cover the stock option plans recorded in marketable securities.

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2217 on May 28, 2004. (See Note 1(a).)

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,

	2003
			2002	2001
	U.S.$*	EUR	EUR	EUR

	(Amounts in millions of euro,
	except as otherwise stated)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	(24.1)	(19.7)	(29.4)	108.1
Minority interests	1.0	0.8	(3.9)	2.4

Net income (loss) before minority interests	(23.1)	(18.9)	(33.3)	110.5
Adjustments to reconcile income before minority interests to net cash provided by operating activity:
Amortization of intangible assets and goodwill	156.7	128.6	133.6	69.3
Depreciation of property, plant and equipment	126.2	103.0	127.2	41.6
Amortization of OCEANE loan’s redemption premium	19.7	16.1	16.9	—
Income of equity affiliates, net of dividends	(1.3)	(1.1)	—	(7.5)
Increase in non-current provisions, net	3.7	3.0	6.2	2.1
Net gain on disposal of fixed assets and investments	0.4	0.3	(10.7)	(2.8)
Increase (Decrease) in provisions for deferred tax	(2.1)	(1.7)	—	—
Net changes in operating assets and liabilities:
Decrease (increase) in advances to suppliers	(149.2)	(122.1)	(24.6)	10.4
Decrease (increase) in contracts-in-progress	(1,798.3)	(1,472.0)	1,400.0	(267.4)
Decrease (increase) in accounts and notes receivables	(1.7)	(1.4)	90.3	51.1
Decrease (increase) in other current assets	123.5	101.1	(129.1)	(124.4)
Increase (decrease) in accrued liabilities	(9.4)	(7.7)	(15.0)	(6.1)
Increase (decrease) in progress payments on contracts	1,988.4	1,627.6	(1,290.4)	173.1
Increase (decrease) in accounts payables and other Creditors	(7.5)	(6.1)	161.7	62.1

Net cash provided by operating activities	426.0	348.7	432.8	112.0
CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures (property, plant and equipment)	(149.5)	(122.4)	(124.3)	(44.4)
Capital expenditures (intangibles)	(0.4)	(0.3)	(1.5)	(22.5)
Proceeds from disposal of intangible assets	0.4	0.3	0.2	—
Proceeds from disposal of fixed assets	128.0	104.8	111.8	2.0
Acquisition of investments	(4.0)	(3.3)	(0.4)	(1,040.0)
Proceeds from disposal of investments	2.0	1.6	31.2	211.8
Aker Deepwater Division purchase price reduction	46.7	38.2	—	—
Increase (decrease) from changes in scope of consolidation**	(9.7)	(7.9)	1.7	232.8

Net cash provided by (used in) investing activities	13.4	11.0	18.7	(660.3)
CASH FLOW FROM FINANCING ACTIVITIES:
Increase in short-term debt	7.1	5.8	91.0	4.4
Decrease in short-term debt	(86.7)	(71.0)	(252.0)	(82.3)
Increase in long-term debt	93.5	76.5	794.7	1,107.1
Decrease in long-term debt	(118.9)	(97.3)	(952.0)	(210.1)
Increase in loans	—	—	—	(14.9)
Decrease in loans	—	—	—	(0.1)
Repurchase of own shares	(7.9)	(6.5)	(45.4)	(1.6)
Increase (decrease) in minority interests	—	—	(5.1)	1.8
Parent company’s equity:
capital increases	—	—	12.3	10.0
Dividends paid	(94.4)	(77.3)	(79.7)	(50.9)
Net cash provided by (used in) financing activities	(207.4)	(169.8)	(436.1)	763.4
Net effect of exchange rate Changes	(47.2)	(38.6)	(37.7)	(14.8)

Net increase (decrease) in cash and cash equivalents	184.8	151.3	(22.3)	200.3
Cash and cash equivalent at the beginning of the year	905.4	741.1	763.4	563.1
Cash and cash equivalent at the end of the year	1,090.2	892.4	741.1	763.4

Non cash increase in shareholders’ equity related to the Coflexip and ISIS acquisitions	60.5	49.5	—	1,563.6
Cash paid for income taxes	(86.3)	(70.6)	(63.8)	(65.3)
Interest paid	(29.7)	(24.3)	(30.1)	(16.4)

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2217 on May 28, 2004. (See Note 1(a).)

**	This represents the cash balances of companies acquired (or disposed of) measured as of the date of the acquisition or disposal.

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Stock Issued					Treasury
	Number of				Cumulative	Shares/
	Shares	Common	Paid-in	Retained	Translation	Shares held	Net	Shareholders’
	Issued	Stock	Surplus	Earnings	Adjustment	by Subsidiary	Income (Loss)	Equity

	(Amounts in millions of euro, except as otherwise stated)
As of December 31, 2000	16,029,305	48.9	64.5	498.2	(0.2)	(59.2)	214.2	766.4

Capital increase	10,684,143	32.6	1,541.0					1,573.6
Appropriation of net income 2000				163.3			(214.2)	(50.9)
Foreign currency translation					13.3			13.3
Net income loss							108.1	108.1
Treasury shares/ shares held by subsidiary						(196.3)		(196.3)

As of December 31, 2001	26,713,448	81.5	1,605.5	661.5	13.1	(255.5)	108.1	2,214.2

Capital increase	170,509	0.5	11.8					12.3
Capital decrease	(3,475,953)	(10.6)	(366.8)					(377.4)
Appropriation of net income 2001				28.4			(108.1)	(79.7)
Foreign currency Translation					(1.1)			(1.1)
Net income loss							(29.4)	(29.4)
Treasury shares/ shares held by subsidiary (a)					255.5		255.5
Other (including merger ISIS)				31.9				31.9

As of December 31, 2002	23,408,004	71.4	1,250.5	721.8	12.0	—	(29.4)	2,026.3

Capital increase	330,327	1.0	(0.1)	47.6				48.5
Appropriation of net income 2002				(106.7)			29.4	(77.3)
Foreign currency Translation				(13.9)				(13.9)
Net loss							(19.7)	(19.7)
Treasury shares						(9.7)		(9.7)
Others			(16.2)					(16.2)
As of December 31, 2003	23,738,331	72.4	1,250.4	646.5	(1.9)	(9.7)	(19.7)	1,938.0

As of December 31, 2003 (in millions U.S.$*)	23,738,331	88.5	1,527.6	789.8	(2.3)	(11.9)	(24.1)	2,367.7

(a)	Technip wrote off the shares held by the company and its subsidiary ISIS except 49,499 shares reserved for the stock option plans recorded in marketable securities.

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2217 on May 28, 2004. (See Note 1(a).)

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of euro, except as otherwise stated)

Introductory note — Changes in scope of consolidation and business description

     (a) Change in scope of consolidation

      Technip-Coflexip is now called “Technip” since Technip-Coflexip and Coflexip legally merged in July 2003. The accounting impacts resulting from the merger are presented in Note 2.

      As Technip-Coflexip and ISIS merged in June 2002, the reciprocal shareholding between ISIS and Technip-Coflexip resulting from the public exchange offer on ISIS shares that occurred in October 2001 has therefore ended.

      Since October 2001, Coflexip and ISIS have been fully consolidated in Technip financial statements of Technip following two successful public offers on Coflexip and ISIS shares, launched in July 2001 and carried out in October 2001.

      The consolidated financial statements of Technip for the 2003 and 2002 fiscal years are not directly comparable to those for the 2001 fiscal year due to the major changes in the scope of consolidation that occurred on October 1, 2001.

      Before this date, Technip held a 29.4% interest in Coflexip, which was accounted for under the equity method. Since October 1, 2001, Coflexip and ISIS have been fully consolidated in the Technip financial statements.

      Technip statement of operations in 2001 include operations of the former Technip for twelve months in 2001, income of Coflexip until September 30, 2001 accounted for as an equity affiliate and the operations of Coflexip for three months (fourth quarter 2001).

     (b) Operational branches

      Following the acquisition of Coflexip in October 2001, the Group reorganized its operational segments. The Group is now organized into three Branches as follows:

•	The Offshore Branch, which includes the former Coflexip business units (including the Deepwater Division acquired from Aker Maritime in early 2001) and the offshore business units from the former Technip.

•	The Onshore / Downstream Branch, which comprises all business units from the former Technip in charge of engineering and construction of petrochemical and refining units as well as onshore upstream facilities, including gas treatment units, LNG facilities and onshore pipelines.

•	The Industries Branch, which is devoted to engineering and construction of non-oil related facilities: pharmaceutical units, chemical facilities, power plants, cement factories, industrial buildings and infrastructures.

      From a geographical standpoint, Technip will report on the basis of four regions:

•	Europe, Russia-Central Asia;

•	Africa, Middle East;

•	Asia-Pacific; and

•	Americas.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (c) Nature of business and operating cycle

      Technip’s principal business includes the following:

•	Lump-sum or cost-to-cost engineering service contracts performed over a short period; and

•	Engineering, manufacturing, installation and commissioning service contracts lasting approximately 12 months;

•	Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. The average duration of these contracts is three years but can vary depending on the contract.

     (d) Statement of operations presentation

      As is common practice in Technip’s business sector and in accordance with French accounting principles, starting from 2001, the Group’s statement of operations has been presented by destination of expenses and no longer by nature of expenses.

      In 2003, the “goodwill amortization” line item has been reclassified and is now shown in a single line below the operating income section of the consolidated statement of operations.

      The consolidated statement of operations for the years ended December 31, 2002 and 2001, respectively have been modified in accordance with the new presentation.

Note 1 — Summary of significant accounting principles

     (a) Basis of presentation

      The consolidated financial statements of Technip, and its consolidated subsidiaries (“Technip”, “the Company” or “the Group”) have been prepared in accordance with generally accepted accounting principles in France and comply with the “New principles and methodology relative to consolidated financial statements”, Regulation Number 99-02 of the French “Comité de la Réglementation Comptable” approved by the order dated June 22, 1999.

      For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. dollars at the noon buying rate in New York City on May 28, 2004 for cable transfers in Euro, as certified for custom purposes by the Federal Reserve Bank of New York, of €1.00 = U.S.$1.2217. No representation is made that the euro amounts have been, could have been or could be converted into U.S. dollars at such a rate or at any other rate at any other date.

     (b) Consolidation methods

      Subsidiaries in which Technip’s voting rights exceed 50% are consolidated. Significant jointly controlled entities are consolidated using the proportionate consolidation method.

      The equity method is used for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee company. In the absence of other evidence, such influence is presumed to exist for investments in companies in which the Company’s direct or indirect ownership is between 20% and 50% of total voting rights.

      The historical cost method is used to account for investments in which the Company’s ownership is less than 20% or for non-significant investees or subsidiaries. The list of Technip’s main consolidated subsidiaries and the related percentage of control by Technip as of December 31, 2003 is provided in Note 29.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (c) Use of estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in France requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period and, in particular, the gross margin at completion on long-term contracts. Actual results could differ from those estimates.

     (d) Revenue recognition

     Long-term contracts

      Revenue and gross margin on long-term contracts are determined using the percentage-of-completion method. The percentage-of-completion ratio representing the progress of the contract is computed consistently for all contracts as follows:

•	For long-term contracts, which include construction services (lump-sum turnkey contracts), the percentage-of-completion is based on technical milestones defined for the main components of the contract, that the Company considers to stand for the best measure of progress of these contracts. Milestones related to engineering and construction parts of the contract are valued on the basis of the hours spent while milestones related to deliveries of procurement parts of the contract are valued on the basis of the cost of the related purchase.

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

      At completion of the contract, accrued liabilities are recorded as necessary, to cover pending contingencies and expenses, including warranty costs.

     Other contracts

      The Group also performs a large number of non-significant contracts for which revenue and gross margin is recorded when services have been rendered.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (e) Foreign currency transactions

      Foreign currency transactions are translated into Euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts, which are translated using the “contract rate”, based on foreign currency hedging (see Note 1(r)).

      At year-end, monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rate of exchange prevailing at that date except for “contracts-in-progress” accounts and progress payments received from long-term contract customers which are recorded at the “contract rate”. The resulting exchange gains or losses are recorded in the statement of operations.

     (f) Translation to reporting currency

      The statement of operations of foreign subsidiaries are translated into Euro at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in shareholders’ equity as foreign currency translation adjustments.

      The functional currency of the foreign subsidiaries is the local currency.

      The Brazilian subsidiaries’ financial statements were denominated in U.S. dollars until 2002. Since January 1, 2003, the functional currency of these subsidiaries is the local currency, the Brazilian Real, in light of the trends in foreign currency movements with regard to these companies.

     (g) Intangible assets, net

      Intangible assets primarily consist of “fonds de commerce”, which are amortized over five years, and licenses and patents, which are amortized over ten years. Costs related to software rights are recorded in operating income when incurred, except for those costs incurred in connection with the development of computer systems such as the E-Procurement platform, which are amortized over five years.

      Goodwill resulting from business combinations accounted for using the purchase method is recorded in the balance sheet under the “Goodwill” line item. Goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired and is allocated to the different operational segments.

      Intangible assets are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis corresponding to the most likely scenario adopted by the Board of Directors. Actual results may differ from forecasts.

      The goodwill tested is allocated to the operational segments and to identified assets and liabilities. The scenarios retained in 2003 are based on the business plan for the years 2004 to 2006 corresponding to these business segments, as approved by the Board of Directors. After 2006, the annual growth rate is 3% including a 1.5% inflation rate. The forecasts are thus drawn up over a period of 10 years with a standard terminal value, defined in 2013. The discounting of future cash flows is carried out at a rate of 7.31%. The tax rate used is 34.0%.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (h) Property, plant and equipment

      Property, plant and equipment are stated at cost. They are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	10 to 50 years
Vessels	10 to 25 years
Machinery and equipment	6 to 10 years
Office fixtures and furniture	5 to 10 years
Vehicles	3 to 7 years
EDP equipment	3 to 5 years

      Property, plant and equipment used by Technip under capital lease agreements are recorded in the balance sheet and depreciation expense is recorded in the consolidated statements of operations as if acquired by the Company with a credit facility.

      The carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that there may be impairment. If the review indicates that the carrying value of any of the tangible assets will not be recoverable, the tangible asset will be reduced to its estimated net realizable value.

      Dry-docking expenses on vessels are amortized evenly over the anticipated period between dry-dockings. This accounting principle corresponds to the alternative method allowed by the “CRC 2002-10” to the component-based approach.

     (i) Other investments and loans

      Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis upon the underlying net equity value, future profitability or market value.

     (j) Deferred bid costs

      Costs directly attributable to obtaining future turnkey engineering/ construction contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet under the “deferred bid costs” line item, then transferred to the contract costs upon final contract award. At year-end, an allowance is provided according to the probability of success.

     (k) Contracts-in-progress

      Profits expected to be realized on contracts, which are recognized in the consolidated statements of operations as described in Note 1(d), are based on the Company’s estimates of total contract sales value and costs at completion. Bonuses and claims amounts are included in revenue when estimated to be probable.

      As is common in the industry, certain contracts are performed jointly by the Company with third parties through joint ventures. The Company’s share in these contracts is recognized in its consolidated statements of operations through the proportionate consolidation of the corresponding joint venture (see Note 1(b)).

      Contracts-in-progress include:

•	equipment and material purchases, costs of subcontracted services and miscellaneous services incurred in relation to the contracts;

•	man-hour costs directly assigned to the contract, valued using hourly rates, which include an overhead factor covering all operating expenses except for selling, research and development expenses and under-activity costs; and

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	the gross margin recognized under the percentage-of-completion method as described in Note 1(d).

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

      At completion of the contract:

•	“Contracts-in-progress” (which at that time amounts to the total sales price of the contract) is reduced by accumulated progress payments received by the Company under this contract, the remaining balance being invoiced to the customer and recorded under the “Other receivables on contracts” line item (see Note 17); and

•	If necessary, accrued liabilities are recorded to cover pending contingencies and expenses, and are shown under the “Expenses to complete contracts” line item in the balance sheet. These liabilities are considered as current for the purpose of the preparation of the statements of cash flows.

     (l) Inventories

      Inventories are stated at the lower of cost or market value, with cost being determined on the weighted-average cost basis.

     (m) Receivables

      Receivables are stated at their nominal value. A provision for doubtful accounts is recorded if receivables are expected to be uncollectible.

     (n) Advances to suppliers

      Advance payments made to suppliers under contracts-in-progress are shown under the line item “Advances to suppliers” in the balance sheet.

     (o) Cash and cash equivalents

      Cash and cash equivalents consist of cash and liquid marketable securities with an initial maturity of less than three months. Liquid marketable securities are recognized in the balance sheet at their market value at closing date. Changes in fair value, both unrealized gains and losses, are recognized in each period’s statement of operations.

     (p) Retirement indemnities and Accrued liabilities

      Accrued liabilities are recorded based on the analysis of related exposure or the expense incurred, based on the best estimates available.

      Foreseeable losses on contracts: a provision is recorded for foreseeable losses in the case of unprofitable long-term contracts.

      Contingencies related to contracts: this provision concerns litigation mainly on former contracts.

      Territoriality Contingencies related to contracts: when multiple affiliates or partners are involved in a contract, the complexity of the applicable national rules and regulations in countries where the Company

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operates, such as administrative and tax rules and regulations, may sometimes cause the Company to use assumptions in order to measure related obligations.

      Expenses to complete contracts: at the time of completion of a contract, pending charges and works to be performed to reach the final acceptance are accounted for as “Expenses to complete contracts”.

      Accrual for retirement indemnities includes:

•	End-of-career indemnities, which are to be paid at retirement date,

•	Deferred wages indemnities, which are to be paid when employees leave the company, and

•	Retirement indemnities, which are to be paid as annuities.

      The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, turnover of staff and rate of return on investment. However, the method used in France is not the preferential method recommended by the CNC (the French Institute of Accountants) and applicable starting from January 1, 2004.

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

     (r) Financial instruments

      To hedge its exposure to exchange rate fluctuations during the bid period of long-term contracts, the Company occasionally enters into insurance contracts, upon which foreign currencies are exchanged at a specified rate and at a specified future date only if the contemplated new contract is awarded. A premium paid at the outset by the Company to enter into such insurance contract is charged to the income statement when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any cash settlements or penalties. On the other hand, if the commercial contract is awarded to the Company, a second premium is paid to the insurance company, the cost of which is charged to the income statement over the duration of the contract.

      On certain occasions, the Company may buy foreign currency options during the bid period.

      Forward exchange contracts are used to hedge firm contractual commitments not previously hedged using an insurance contract. The “contract rate” used to recognize the commercial commitment (see Note 1(e)) is calculated on the basis of these financial instruments.

      All the financial instruments held by the Group are aimed at hedging future inflows and outflows against exchange rate fluctuations during the period of performance of the contracts.

      The hedging instrument sometimes relates to the portion of anticipated foreign currency cash inflows for a contract not naturally hedged by estimated foreign currency cash outflows to be incurred during the performance of the same contract.

      Every Group subsidiary enters into forward exchange contracts with banks or with the Group financing company, Technip Eurocash SNC (a general partnership).

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group does not buy or sell any financial instruments for speculative purposes. All financial instruments held by the Group are off-balance sheet commitments and are consequently not reflected in the balance sheet.

      All financial instruments and related underlying transactions have a maturity of less than four years.

     (s) Research and development costs

      Research and development costs are expensed when incurred and classified as operating expenses under the Selling, General and Administrative expenses line item. However, they are deferred in the balance sheet when technical feasibility and return on investment can be demonstrated.

     (t) Financial result

      The financial result on long-term contracts is recorded under net sales. Financial result not related to long-term contracts is presented separately in the consolidated statement of income under the “Financial result” line item.

     (u) Non-operating result

      Non-operating result relates to income and expenses arising from assets disposals and from the restructuring operations.

     (v) Diluted earnings per share

      Diluted earnings per share have been calculated on the basis of the net income before deduction of financial costs and redemption premium amortization after tax relating to the OCEANE loan. It is also based on the number of common stock outstanding as of each year-end including outstanding stock options granted to employees as of such date and after deduction of existing shares held by subsidiaries.

     (w) Shares held by subsidiaries

      Shares held by subsidiaries are presented as a reduction of shareholders’ equity except for shares specifically assigned to stock-option plans.

Note 2 — Changes in scope of consolidation: significant acquisitions and divestitures

For the year ended December 31, 2003

      Technip-Coflexip is now called “Technip” since Technip-Coflexip and Coflexip legally merged in July 2003. The merger resulted in a capital increase of €1.0 million, a paid-in-surplus of €48.5 million arising from the repurchase of Coflexip’s minority interests and additional goodwill of €35.2 million.

      Moreover, during the first half of the year, Coflexip and Aker Maritime reached an agreement regarding the purchase price adjustment mechanisms stipulated in the contract following the acquisition of Aker Maritime’s Deepwater Division, leading to a €40.7 million purchase price reduction. This reduction leads to a decrease in the goodwill recorded in the consolidated balance sheets.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Coflexip goodwill after the merger and the Aker Maritime price reduction is detailed as follows:

		In millions
		of EUR

Creation of 5,504,436 Technip shares (€147.99 a share)		814.6
Cash paid for 5,000,000 Coflexip shares (€199 a share)		995.0
Net purchase costs		28.7

Purchase price for 52.47% in Coflexip		1,838.3
Coflexip net equity as of September 30, 2001 (52.47%)		(421.4)

Step-up for 52.47% in Coflexip		1,416.9
Step-up for 16.63% in Coflexip via ISIS		253.1

Step-up for 69.1% in Coflexip		1,670.0
Release of net goodwill recognized by Coflexip (foreign exchange effect included)		503.5
Preliminary allocation to identified assets:
Vessels	(106.4)
Buildings	(24.2)
Patents	(59.4)	(125.5)
Deferred tax	64.5

Goodwill determined at date of acquisition (gross)		2,048.0

Adjustment on Coflexip shares from ISIS (after merger)		5.5
Gain on sales of CSO assets		(48.3)
Depreciation of American deferred tax assets		13.8
Provisions for transfers		32.1
Provisions and miscellaneous charges		48.0

Goodwill 2002 after adjustments (gross)		2,099.1

Aker Deepwater Division price reduction		(40.7)
Capital increase following the repurchase of minority interests for the Technip/ Coflexip merger		49.5
Book value of minority interests repurchased		(14.3)
Other		(1.0)

Goodwill 2003 after adjustments (gross)		2,092.6

      Thus, Coflexip’s total goodwill after the purchase of the two installments in 2000 and 2001 and after the adjustments made in 2002 and 2003 can be analyzed as follows:

In millions
of EUR

Goodwill on the purchase of 29.4% of Coflexip shares (April 2000)	447.5
Goodwill on the purchase of 69.1% of Coflexip shares (October 2001) after Aker price reduction	2,057.4
Goodwill on the Technip/Coflexip merger (July 2003)	35.2
Accumulated amortization as of December 31, 2003	(269.8)

Goodwill after adjustments (net)	2,270.3

      Goodwill has been allocated in its entirety to the Offshore segment which is further allocated to the following activities:

Goodwill net, related to the “Floaters” activity	322.6
Goodwill net, related to the “Surf” activity	1,947.7

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group performed an impairment test on this goodwill by comparing the book value of the activity to its fair value, based on estimated discounted cash flows converted to a current value. (See Note 1(g)). Based on the impairment test, no impairment is required.

      In 2003, the Group raised its stake in SEAMEC (India) to 78.2% following a 20% purchase of interests.

     For the year ended December 31, 2002

      The year 2002 was marked by the merger of Technip and ISIS in June. Technip already held a 99.05% interest at the end of December 2001. As the contribution value was €750 million, which is a value close to the one set as part of the public offer in 2001, the impact on the consolidated statements is limited. Following the merger, ISIS contributed to Technip its portfolio of shares, including the shares of Technip (cancelled), Coflexip, CGG (exchanged for Technip shares, then cancelled), and shares of Novasep and Géoservices (sold).

      No significant acquisition occurred in 2002.

      In 2002, Technip sold its minority stake of 46% in its subsidiary Ipedex, accounted under the equity method in 2001. In 2002, Coflexip disposed of non-strategic assets including the subsidiaries McNulty Offshore Ltd and Captain Franck McNulty & Sons Ltd (construction site in United Kingdom), as well as the activities and resources related to the “Well operations” segment (including the Seawell vessel). The former Coflexip head office, building located at Porte Maillot, was also sold.

      The goodwill resulting from the acquisition of the 69.1% interest in Coflexip has been adjusted in order to take into account the consolidated gains on sales that took place in the Coflexip scope during the year 2002. Other adjustments have also affected the goodwill, and these are presented below. In addition, the residual goodwill of Coflexip resulting from the two stages of the acquisition remaining after allocation to identified assets and liabilities has been allocated to two business lines of the Offshore operational segment: the first concerns the floaters and floaters facilities sector and relates mainly to the Aker Maritime division business acquired by Coflexip in 2001; the second concerns the SURF activity (Subsea, Umbilicals, Risers and Flowlines) and corresponds to the main activity of Coflexip before the acquisition of Aker.

     For the year ended December 31, 2001

      In August 2001, Technip launched two public offers on Coflexip and ISIS, in order to take control of Coflexip, in which Technip already held a 29.4% interest (initially 29.7%).

     (a) Purchase of 99.05% interest in ISIS

      As a result of the public exchange offer launched in the beginning of July 2001, Technip finalized the purchase of a 99.05% interest in ISIS (4,601,170 shares) at the beginning of October 2001. The exchange ratio was 11 Technip shares for 10 ISIS shares, which created an additional 5,061,287 Technip (renamed Technip-Coflexip) shares (€749 million).

      The ISIS balance sheet item “Investments” as of September 30, 2001 represented shares of public companies (11.5% interest in Technip, 16.6% interest in Coflexip and 12.3% interest in Compagnie Generale de Géophysique “CGG”) and shares of private companies with an estimated value of €205 million for sale to Institut Français du Pétrole (IFP).

      Moreover, in consideration of two promises of exchange signed by ISIS and IFP in November 2001, the CGG shares held by ISIS will be sold to IFP in a 36-month period beginning December 31, 2001 under certain conditions. These shares are recorded at their historical book value (€73.1 million) in the ISIS accounts.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The balance sheets of ISIS as of September 30, 2001 and December 31, 2001 used for Technip consolidation purposes are detailed as follows.

	Sept. 30,	Dec. 31,
	2001(*)	2001

	In millions of EUR
Investments(**)	161.0	161.0
Current assets	168.4	169.6

TOTAL ASSETS	329.4	330.6

Shareholders’ equity	301.7	302.8
Liabilities	27.7	27.8

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	329.4	330.6

(*)	Unaudited.

(**)	Historical book value: Technip, €31.7 million, Coflexip, €56.2 million and CGG, €73.1 million.

      The difference between the purchase price and the shareholders’ equity at the date of acquisition of ISIS by Technip amounted to €450.2 million [749-(301.7 x 99.05%)] and was fully allocated to revaluing the Technip and Coflexip shares.

     (b) Purchase of 52.47% interest in Coflexip

      Since April 2000, Technip has held a 29.4% (initially 29.7%) interest in Coflexip. As a result of the public exchange offers launched at the beginning of July 2001, Technip finalized the additional purchase of a 52.47% interest in Coflexip at the beginning of October 2001. As a result of the public exchange offer on ISIS, which holds 16.6% of Coflexip (see Note 2(a)) and of this transaction, Technip holds directly and indirectly a 98.36% interest in Coflexip. The purchase of the 52.47% interest in Coflexip was through cash (“OPA”) for 5,000,000 shares (€199 per share, i.e., total of €995 million) and the exchange of new Technip shares issued based on the exchange ratio of 9 Technip shares for 8 ISIS shares (“OPE”). This transaction created 5,504,436 new Technip shares (€814.6 million).

      The global purchase price of Coflexip shares obtained at the end of the public offers on Coflexip shares (52.47%) amounted to €1,838.3 million, including net purchase costs of €28.7 million.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Coflexip balance sheets as of September 30, 2001 and December 31, 2001 used for Technip consolidation purposes are detailed as follows.

	Sept. 30,	Dec. 31,
	2001(*)	2001

	In millions of EUR
Intangible assets	481.1	517.4
Tangible assets	695.3	689.1
Investments	16.7	17.0
Other current assets	685.2	698.3
Cash and cash equivalents	241.5	213.2

TOTAL ASSETS	2,119.8	2,135.0

Shareholders’ equity	788.0	807.0
Minority interests	15.1	15.7
Long-term debt	508.0	566.6
Short-term debt	751.8	712.9
Bank overdrafts	56.9	32.8

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,119.8	2,135.0

(*)	Unaudited.

      The following information is presented below:

•	the 2001 Coflexip condensed income statement including the Aker Maritime Deepwater Division (CSO) goodwill amortization of €142.6 million at the end of the year and,

•	the 2001 fourth quarter Coflexip income statement used by Technip for consolidation purposes is presented below. It is not affected by the exceptional amortization provided for above, as a result of (i) the accounting rules applicable to the allocation of the Coflexip purchase price and (ii) the positive result on the impairment test performed on the goodwill determined on the Coflexip acquisition, on the basis of the discounted future cash flows.

	2001	2001
	(12 months)	(4th quarter)(*)

	In millions of EUR
Net sales	1,898.8	495.0
Operating income before depreciation and amortization	222.5	61.6
Depreciation and amortization other than goodwill	(103.7)	(26.5)
Operating income before goodwill amortization	118.8	35.1
Goodwill amortization	(170.4)	(7.8)

Operating income	(51.6)	27.3
Financial result	(10.9)	2.4
Income tax	(42.8)	(8.3)
Income of equity affiliates	(0.1)	(1.2)
Minority interests	—	(0.6)

Net income	(105.4)	19.6

(*)	Unaudited.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The 2001 proforma consolidated income statement as restated following the implementation of the bond issue in January 2003 is presented below. The unaudited 2001 proforma consolidated income statement of Technip has been drawn up assuming that the acquisitions of ISIS and Coflexip described above were carried out at January 1, 2001. It is specified that the activity of ISIS is not material and therefore not presented.

					Proforma 2001			Proforma
					Presented in the	Additional		2001 after
	Technip historical		Adjustments		annual report	adjustments		additional
	2001 (12 months)		2001(*)		in 2001(*)	2001(*)		adjustments(*)

	Technip	Coflexip	Technip		Technip	Technip		Technip

	In millions of EUR
Net sales	3,051.0	1,898.8			4,949.8			4,949.8
Operating income before depreciation and amortization	223.0	222.6			445.6	4.0	(e)	449.6
Depreciation and amortization other than goodwill	(19.5)	(103.7)	(14.2	)(a)	(137.4)			(137.4)
Operating income before goodwill amortization	203.5	118.9	(14.2)		308.2			312.2
Goodwill amortization	(41.6)	(170.5)	96.3	(b)	(115.8)			(115.8)
Operating income	161.9	(51.6)	82.1		192.4			196.4
Financial result	(10.1)	(10.0)	(31.7	)(c)	(51.8)	22.6	(f)	(29.2)
Non-operating income	(6.6)		2.8		(3.8)			(3.8)
Income of equity affiliates	25.2	(0.8)	(24.0	)(d)	0.4			0.4
Income tax	(57.2)	(42.8)	19.5		(80.5)	(16.3)		(96.8)
Minority interests	(1.8)	(0.1)	(1.7)		(3.6)			(3.6)

Net income	111.4	(105.3)	47.0		53.1	10.3		63.4

Diluted pro forma earnings per share					2.09			2.50

(*) Unaudited.

(a)	Amortization of the revaluation of identified assets (vessels, buildings and patents) for the first nine months of 2001.

(b)	Reversal of goodwill amortization recorded in Coflexip statement of income (€212.1 million) and calculation of a normative goodwill amortization: Mannesmann €8 million, others €3.5 million, Coflexip 29.7%, €22.4 million and Coflexip 52.47%, €81.9 million, i.e., €115.8 million.

(c)	Nine months’ interest expense related to the credit facility financing the public offer on Coflexip.

(d)	Reversal of twelve months’ income from Coflexip according to equity accounting.

(e)	Coflexip acquisition costs following the public offer and the public exchange offer.

(f)	Impact of the substitution of the bond issue for the credit facility.

Note 3 —	Business and geographical segment information

(a)	Information by business segment

      Technip has three operational segments, which are defined as follows:

•	Offshore Branch — integrated design, engineering, fabrication and construction services, including floaters, subsea flow lines, risers and umbilicals as well as project management and maintenance operations.

•	Onshore Downstream Branch — design and implementation of production, refining and treatment units.

•	Industries Branch — project management and engineering services to a diverse array of clients unrelated to the hydrocarbons industry.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The significant change in scope of consolidation, which took place on October 1, 2001, does not allow for a true comparison (see Introductory Note (a)). The 2001 business activity includes Technip’s previous 12-month activity plus Coflexip’s activity (which only concerns the Offshore operational segment) from October 1, 2001 (i.e., only 4th quarter 2001).

      The segment result used by the Company to measure segment profitability is operating income before depreciation and amortization.

		Onshore/
	Offshore	Downstream	Industries	Corporate	Total

	In millions of EUR
2003
Net Sales	2,209.7	2,119.0	382.4	—	4,711.1
Operating income before depreciation and amortization	242.7	100.4	2.4	—	345.5
Backlog as of December 31(*)	2,894.9	3,907.5	378.0	—	7,180.4
Capital expenditures (property, plant and equipment)	102.0	16.4	4.0	—	122.4
Segment assets
Net goodwill	2,270.3	138.3	0.1	—	2,408.7
2002
Net Sales	2,125.0	1,938.6	388.7	—	4,452.3
Operating income before depreciation and amortization	250.1	85.3	12.2	—	347.6
Backlog as of December 31(*)	1,760.7	3,625.7	389.7	—	5,776.1
Capital expenditures (property, plant and equipment)	106.0	16.0	2.3	—	124.3
Segment assets	5,314.0	3,991.0	956.0	345.0	10,606.0
Net goodwill	2,379.5	149.0	0.3	—	2,528.8
2001
Net Sales	722.0	2,352.0	472.0	—	3,546.0
(of which Offshore Coflexip for the 4th quarter: €495.0 million)
Operating income before depreciation and amortization	86.3	189.0	9.1	—	284.4
(of which Offshore Coflexip for the 4th quarter: €61.6 million)
Backlog as of December 31	2,138.0	2,498.0	290.0	—	4,926.0
(of which Offshore Coflexip for the 4th quarter: €1,887.0 million)
Capital expenditures (property, plant and equipment)	25.4	17.0	2.0	—	44.4
(of which Offshore Coflexip for the 4th quarter: €25.4 million)
Segment assets	5,637.3	5,224.0	726.5	529.9	12,117.7
Net Goodwill	2,435.8	149.2	—	—	2,584.9

(*)	The remaining portion of ongoing contracts sales price to be recognized in the future.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Segment assets are those assets related exclusively to the operations of commercial contracts operated in each operational business segment; all other operating assets not exclusively related to a single business segment are allocated based on net sales reported by each business segment.

(b)	Information by geographical segment

      Technip has activity in four major geographical areas:

      Europe, Russia — Central Asia;

      Africa, Middle East;

      Asia-Pacific; and

      Americas.

      Note: The significant change in the scope of consolidation, which took place on October 1, 2001, does not allow for a true comparison on the statements of income indicators (see Introductory Note (a)). The 2001 business activity includes Technip’s previous 12-month activity plus Coflexip’s activity from October 1, 2001 (i.e., only 4th quarter 2003).

      The segment result used by the Company to measure segment profitability is operating income before depreciation and amortization.

	Europe,
	Russia, &
	Central	Africa &	Asia
	Asia(*)	Middle East	Pacific	Americas	Vessels	Total

	In millions of EUR
2003
Net sales	1,138.2	2,150.3	344.5	1,078.1	—	4,711.1
Operating income before depreciation and amortization	118.9	144.3	23.2	59.1	—	345.5
Backlog as of December 31(**)	1,480.2	4,161.5	509.5	1,029.2	—	7,180.4
Property, plant and equipment, net	213.4	27.0	5.0	90.1	403.0	738.5
2002
Net sales	1,196.6	1,482.0	445.2	1,328.5	—	4,452.3
Operating income before depreciation and amortization	148.4	102.9	22.1	74.2	—	347.6
Backlog as of December 31(**)	833.7	3,038.0	510.7	1,393.7	—	5,776.1
Property, plant and equipment, net	249.0	36.9	5.6	140.2	429.4	861.1
2001
Net sales	942.0	1,209.0	560.0	835.0	—	3,546.0
Operating income before depreciation and amortization	73.2	74.8	72.2	64.2	—	284.4
Backlog as of December 31(**)	793.0	1,694.0	771.0	1,668.0	—	4,926.0
Property, plant and equipment, net	327.2	0.9	6.5	147.6	500.1	982.3

(*)	Of which net sales for France:

2003: €164.9 million,
2002: €77.9 million,
2001: €88.5 million.

(**)	The remaining portion of ongoing contracts sales, price to be recognized.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (c) Major Customers

      No customer accounts for more than 10% of the total net sales of the Group for the years ended December 31, 2003, 2002 and 2001 respectively.

Note 4 — Operating income

      Operating income is stated after accounting for the following items:

(a)	Amortization and depreciation

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Amortization of intangible assets(a)	(14.9)	(15.8)	(8.0)

Depreciation of tangible assets
Buildings(b)	(9.5)	(21.3)	(8.7)
Vessels	(35.0)	(42.7)	(14.2)
Machinery and equipment	(35.2)	(37.8)	(6.5)
Office fixtures and furniture	(20.9)	(21.4)	(12.2)
Other	(2.4)	(4.0)	—

Total depreciation of tangible assets	(103.0)	(127.2)	(41.6)

Goodwill amortization	(113.7)	(117.8)	(61.3)
Total depreciation and amortization	(231.6)	(260.8)	(110.9)

(a)	Excluding goodwill amortization.

(b)	Of which €(1.4) million from TP Italy.

      The sharp increase in depreciation and amortization results from the change in scope of consolidation that occurred in October 2001 as Coflexip manages and uses significant industrial assets.

      In 2003, the decrease in depreciation of tangible assets results from the change in the vessels’ estimated life. The Company provides for depreciation of vessels using the straight-line method over the estimated useful lives of 10 to 25 years. During 2003, the Company changed the depreciable lives of certain vessels to reflect their updated estimated economic lives. The effect of this change in accounting estimate reduced depreciation expense in 2003 by approximately €8.9 million.

(b)	Research and development expenses

      Research and development costs amounted to €33.3 million, €37.4 million and €18.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(c)	Financial results from ongoing contracts

      As described in Note 1(t), financial income and expense arising from ongoing turnkey contracts are included in net sales for €9.9 million, €13.6 million and €17 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 5 — Payroll and staff (unaudited)

      Technip has a workforce of about 19,000 people, in 52 countries, including an average of 4,000 external staff integrated in operating teams (for fully consolidated companies). In 2002, the Group also had a workforce of about 19,000 people.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the companies accounted for under the proportionate consolidation method, the workforce is not significant.

      The payroll expenses recorded in 2003 stands at €900.3 million, compared to €874.4 million in 2002.

Note 6 — Financial result

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Dividends from investments (a)	2.1	0.4	0.9
Net gain on sales of securities	1.5	—	9.2
Interest expenses (b)	(37.6)	(30.2)	(26.5)
Interest income (c)	26.0	14.3	4.5
Changes in provisions related to unconsolidated subsidiaries	—	(0.5)	(0.8)
OCEANE: financial costs and issue costs amortization (d)	(9.7)	(10.4)	—
OCEANE: redemption premium amortization	(16.1)	(16.9)	—
Credit Facility: financial costs	(1.9)	(3.0)	—
Valuation allowance for shares held by the Company	—	(2.4)	—
Others (e)	(8.6)	(18.2)	6.2

Total financial result	(44.3)	(66.9)	(6.5)

(a)	Of which dividends from TPL AV, which is not consolidated. The 2001 dividends from investments include dividends received from Cogema.

(b)	As described in Note 1(t), interest expenses and income recorded in the financial result do not include the financial result arising from ongoing turnkey contracts, which is included in net sales (see Note 4(c)).

(c)	Including €7.6 million interest from commercial paper in 2003 compared to €10.8 million in 2002, and €9.6 million related to the financing of the Coflexip acquisition in 2001.

(d)	Including, as of December 31, 2003, €7.2 million in financial costs and €2.5 million in issuing costs amortization related to the OCEANE loan issued at the end of January 2002 for €793.5 million compared to €8.2 million in financial costs and €2.2 million in issuing costs amortization in 2002.

(e)	Including in 2003 a €2.9 million exchange loss compared to a €13.4 million exchange loss in 2002, resulting mainly from exchange losses resulting from the conversion into US dollar functional currency of the Brazilian subsidiaries’ current accounts denominated in local currency following the significant devaluation in the Brazilian Real in 2002, and the sudden US dollar weakening compared to the European currencies at year-end.

Note 7 — Non-operating loss

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Dilution of the percentage interest in Coflexip (a)	—	—	(2.7)
Gain/(loss) on sales of consolidated investments (b)	(1.5)	3.7	2.8
Gain on sales of unconsolidated investments (c)	—	1.9	—
Restructuring costs (d)	(7.1)	(7.0)	(3.1)
Non recurring losses on former projects (e)	—	(8.7)	—
Net gain on sales of tangible assets (f)	2.4	—	—
Other (g)	(1.4)	3.2	(3.6)

Non-operating loss	(7.6)	(6.9)	(6.6)

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	In 2001, this item corresponds to the dilution of the Group interest in Coflexip for €(2.7) million (0.3% of shareholders’ equity as of September 30, 2001).

(b)	In 2003, the loss comes from the disposal of Unirig Pty Ltd shares. This item represents the sale of Ipedex shares in 2002 and mainly corresponds to the sale of Chemoproject in 2001.

(c)	In 2002, this item corresponds to the sale of Rintekno shares.

(d)	In 2003, this item consists of restructuring costs of the German and Finnish subsidiaries. In 2002, it includes restructuring costs of the German subsidiaries. In 2001, this caption mainly concerns restructuring costs of EHR GmbH.

(e)	In 2002, this item includes the TP Germany non-operating costs concerning two contracts dating from the acquisition by the Group of KTI/MDEU from Mannesmann in 1999.

(f)	In 2003, this item includes a €3.5 million net gain on the CB3 building sale and a €(1.1) million capital loss resulting from the move from the CB3 building.

(g)	In 2002, this item includes €6.2 million in tax credits linked to the payment of dividends from Italian subsidiaries in previous years, and a €1.3 million capital gain on the repurchase of convertible bonds.

Note 8 — Income tax

(a)	Analysis of income tax expense

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Current income tax	(94.2)	(26.0)	(77.7)
French Companies	(21.4)	44.9	(20.2)
Foreign Companies	(72.9)	(70.9)	(57.5)
Deferred income tax	12.2	(19.9)	12.5
French Companies	10.9	(13.4)	(6.4)
Foreign Companies	1.3	(6.5)	18.9

Total income tax expense before tax on net gain on sales of investments	(82.0)	(45.9)	(65.2)

Tax on the net gain on sales of investments	—	(0.4)	(0.3)

Total income tax expense	(82.0)	(46.3)	(65.5)

      The income tax expense related to Group French tax consolidation amounts to €31.0 million. This amount includes tax regularization for €5.4 million.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Reconciliation between the provision for income tax before net gain on sales of investments and pre-tax income before gain on sales of investments

      The reconciliation between total income tax expense and pre-tax income in 2003, 2002 and 2001 is based on pre-tax income before gain on sales of investments and includes the non-deductible part of goodwill depreciation.

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Net income (loss)	(19.7)	(29.4)	108.1
Minority interests	0.8	(3.9)	2.4
Income tax before tax on the social net gain on sales of investments	82.0	46.3	65.2
Less: income of equity affiliates (a)	(1.1)	—	(15.6)
Less: non deductible goodwill amortization	126.6	130.7	57.8
Less: gain on sales of investments + variance from restated assets	(3.5)	(5.6)	(2.8)

Pre-tax income before gain on sales of investments	185.1	138.1	215.1

French income tax rate	35.43%	35.43%	36.23%
Theoretical income tax	65.6	48.9	77.9
Difference between French and foreign tax rates	6.9	6.3	0.9
Permanent differences	(3.1)	(4.4)	(7.2)
Others (b)	12.6	(4.5)	(6.3)

Total income tax expense before tax on net gain on sales of investments	82.0	46.3	65.3

Effective tax rate (c)	44.29%	33.53%	30.36%

(a)	In 2001, the income of equity affiliates results from Coflexip’s consolidation under the equity method for the first 9 months of the year.

(b)	Including €13.0 million tax in 2003 related to operational losses not recognized in the Offshore Segment American subsidiaries.

(c)	The effective tax rate rose to 44.3% in 2003 from 33.5% in 2002. This increase results mainly from the group’s decision not to recognize further deferred tax assets in view of the operational losses recorded in the United States in 2003 and 2002.

(c)	Deferred tax assets and liabilities

      As of December 31, 2003, 2002 and 2001, the deferred tax assets and liabilities in the balance sheets were as follows:

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Deferred tax assets (a)	120.1	73.6	90.1
Deferred tax liabilities (b)	(162.5)	(126.2)	(135.8)

Net deferred tax asset	(42.4)	(52.6)	(45.7)

(a)	In 2003, the Group decided not to recognize deferred tax assets on the operational losses in the Offshore segment generated by American subsidiaries leading to a decrease in net deferred tax assets between December 31, 2002 and December 31, 2003. On the basis of the future results of the Group, the Group decided to record a valuation allowance against a part of the deferred tax assets relating to losses carried forward in the United States for U.S.$12.8 million in 2002. The deferred tax assets in 2001 mainly includes

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the contribution of Coflexip for €68.0 million, of which €52.3 million relates to tax losses carried forward.

(b)	Deferred tax liabilities as of December 31, 2001 result primarily from Coflexip’s consolidation of €49.4 million, of which €36.8 million relates to differences between accounting and tax depreciation. Additionally, Technip recognized €64.5 million of deferred tax in the purchase price allocation at the time of the acquisition of Coflexip in October 2001 (see Note 2 (b)).

      Deferred tax assets mainly consist of non-deductible accrued liabilities and tax losses carried forward of some subsidiaries, while deferred tax liabilities are related to revenues that have not yet been subject to taxation and to differences between accumulated depreciation and capital allowance on owned assets.

(d)	Tax losses carried forward

      Tax losses carried forward and not yet utilized mainly come from TSE (formerly MSE), a German subsidiary acquired in 1999, and from Coflexip American subsidiaries. They amount to €237.0 million.

      Unrecorded deferred tax assets principally relate to tax losses carried forward on TSE, which amount to €48.0 million as of December 31, 2003, and tax losses on Technip Offshore American subsidiaries, which amount to €36.6 million as of December 31, 2003. Based on the financial prospects of these entities, Technip decided not to recognize this deferred tax asset in its consolidated financial statements.

Note 9 — Diluted earnings per share

      The diluted earnings per share have been determined in accordance with Note 1(v).

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Net income	(19.7)	(29.4)	108.1
— Redemption premium amortization after tax	10.4	10.9	—
— OCEANE financial costs after tax	4.6	4.7	—
— Non-operating loss	7.6	6.9	6.6
— Goodwill amortization	113.7	117.8	61.3

Restated net income before non-operating income and goodwill amortization	116.6	110.9	176.0

Number of shares (in thousands):
Issued shares as of December 31 (b)	23,738	23,408	26,714
Stock options (subscription options) (a)	1,496	476	521
Convertible bonds	4,209	4,502	—
Technip shares held by subsidiaries	(141)	—	(1,847)

	29,302	28,386	25,388

Diluted earnings per share (in euros) (c)	—	—	4.26
Diluted earnings per share before non-operating income and goodwill amortization (in euros)	3.98	3.91	6.93

(a)	Does not take into account the 2003 plan, which accounts for 697,000 shares as of December 31, 2002.

(b)	Does not take into account the capital increase resulting from the 2004 Employee Stock Participation Plan (331,780 shares which became effective as of January 1, 2003 (see Note 28 (c)).

(c)	In 2002 and 2003 the diluted earnings per share are negative and are consequently not disclosed.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Compensation of the members of the Board of Directors

      The amount of directors’ fees paid by Technip to the members of the Board of Directors during 2003 was €157,500. The gross amount of compensation and benefits of all kinds paid by Technip to the members of the Board of Directors during 2003 was €778,840.

Note 11 — Intangible assets, net

      Intangible assets are detailed as follows:

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Other intangible assets	132.3	142.3	149.1
Accumulated amortization	(44.0)	(33.5)	(20.6)

Other intangible assets, net (a)	88.3	108.8	128.5

Goodwill	2,737.6	2,746.6	2,687.6
Accumulated amortization	(328.9)	(217.8)	(102.7)

Goodwill, net (b)	2,408.7	2,528.8	2,584.9

Intangible assets, net	2,497.0	2,637.6	2,713.4

      The decrease in intangible assets, net results from the sharp increase of the goodwill amortization relating to the acquisition of Coflexip in 2001.

(a)	Intangible assets

      In January 2001, Coflexip purchased the Aker Maritime Deepwater Division. As a part of the purchase price allocation, Coflexip identified intangible assets consisting of patents and trademarks of €51.4 million, to be amortized over 10 years. This valuation has been confirmed within Technip’s consolidated financial statements.

      In October 2001, as a result of the public offers on Coflexip and ISIS, Technip identified, as a part of the purchase price allocation, intangible assets consisting of patents and trademarks, other than those resulting from the acquisition of the Aker Maritime ASA Deepwater Division, for €59.4 million, to be amortized over 10 years.

      At the end of November 2001, Technip purchased software for its E-Procurement platform. The purchase price of the software was €19.7 million, to be amortized over five years (see Note 1 (g)).

(b)	Goodwill, net

	12/31/03	12/31/02	12/31/01

	In millions of EUR
KTI/MDEU	119.5	127.5	135.6
Coflexip (April 2000)	363.6	386.0	408.1
Coflexip (October 2001)	1,872.2	1,993.5	2,027.7
Coflexip merger (July 2003)	34.5	—	—
Others	18.9	21.8	13.5

Net	2,408.7	2,528.8	2,584.9

      The goodwill represents the difference between the purchase price of an acquisition and the fair value of its net assets. This goodwill is amortized over a period that is dependent upon the activities of the acquired company (see Note 1 (g)).

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The goodwill calculated in 1999 in relation to the purchase of KTI/MDEU from Mannesmann represented €159.5 million, gross, amortized on a 20-year basis, which corresponds to an annual amortization of €8 million.

      The goodwill increase in 2000 results from the acquisition of 29.7% of Coflexip on April 19, 2000 with a goodwill of €447.5 million, gross, amortized on a 20-year basis corresponding to an annual amortization expense of €22.4 million.

      The goodwill increase in 2001 primarily comes from additional direct and indirect investments in Coflexip finalized at the beginning of October 2001 as a result of the public offers on Coflexip and ISIS. The purchase of this additional percentage of interest, after allocation to identified assets for a gross value of €125.5 million has created additional goodwill of €2,048 million, to be amortized over 25 years, or €81.9 million per year. Amortization expense from October 1, 2001 to December 31, 2001 was €20.4 million.

      In 2002, the goodwill from the additional investments in Coflexip (52.47%) increased by €51.1 million, gross (see Note 2). In addition, amortization expense in 2002 corresponds to a full year and amounts to €84 million for the part acquired in 2001, compared to €21.6 million for the fourth quarter 2001.

      In 2003, the AKER Deepwater Division purchase price reduction led to a decrease in the goodwill by €40.7 million. In addition, Technip raised the goodwill by €35.2 million following the merger between Technip and Coflexip in July 2003 (capital increase and paid-in-surplus for €49.5 million less minority interests amounting to €14.3 million, see Note 2).

Note 12 — Property, plant and equipment, net

				Machinery	Office
				and	fixtures &
	Land	Buildings	Vessels	equipment	furniture	Others	Total

	In millions of EUR
Gross value	14.1	181.9	655.7	443.0	141.1	63.2	1,499.0
Accumulated depreciation	—	(81.5)	(252.7)	(305.3)	(96.0)	(25.0)	(760.5)

Total December 31, 2003	14.1	100.4	403.0	137.7	45.1	38.2	738.5

Gross value	73.5	243.0	625.7	439.1	162.3	60.1	1,603.7
Accumulated depreciation	—	(99.5)	(196.3)	(302.9)	(114.2)	(29.7)	(742.6)

Total December 31, 2002	73.5	143.5	429.4	136.2	48.1	30.4	861.1

Gross value	87.0	280.4	740.6	576.3	104.0	54.4	1,842.7
Accumulated depreciation	—	(114.7)	(240.9)	(382.7)	(73.0)	(49.1)	(860.4)

Total December 31, 2001	87.0	165.7	499.7	193.6	31.0	5.3	982.3

      As of December 31, 2003, the head office building located in La Défense was sold. The building’s net book value was €94.6 million.

      Additionally, in 2003, the change in the vessels’ estimated life results in a €8.9 million decrease in the depreciation expense (see Note 4 (a)).

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Included in property, plant and equipment are the following capitalized leases:

	12/31/03		12/31/02

	Gross	Net	Gross	Net

	In millions of EUR
Real Estate	14.0	3.0	14.0	3.4
Vessels	52.6	3.8	57.0	6.1
Equipment	4.1	0.0	4.4	0.1

Total	70.7	6.8	75.4	9.6

Note 13 — Other investments and loans, net

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Investments at historical cost (a)	9.3	9.7	85.8
Valuation allowance	(5.3)	(4.7)	(5.8)

Net value	4.0	5.0	80.0

Loans related to investments	1.5	2.2	7.8
Valuation allowance	(1.5)	(1.5)	(4.9)

Net value	—	0.7	2.9

Security deposits	2.5	5.9	1.6
Treasury bonds	0.0	0.0	1.6
Others	1.9	6.7	18.8

Other investments and loans, net	8.4	18.3	104.9

(a)	Investments as of December 31, 2001 are mainly made of ISIS’s shares in Compagnie Générale de Géophysique, representing a net value of €73.1 million, net. These shares have been exchanged for Technip shares (held by the company), and cancelled in November 2002.

Note 14 — Equity affiliates

      Equity affiliates are analyzed as follows:

	Percentage owned			In millions of EUR

	12/31/03	12/31/02	12/31/01	12/31/03	12/31/02	12/31/01

Ipedex (a)	—	—	46.0%	—	—	3.2
Tipiel (b)	—	—	36.9%	—	—	2.5
TPL Arabia	—	—	40.0%	—	—	0.5
TP India	50.0%	50.0%	—	1.1	0.9	—
Nargan	20.0%	20.0%	—	1.0	0.3	—

Total				2.1	1.2	6.2

(a)	Technip sold its subsidiary Ipedex in 2002.

(b)	Tipiel, previously accounted for using the equity method, is now consolidated using the proportionate consolidation method.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group’s quota in the income of equity affiliates amounts to €1.1 million and essentially results from Nargan.

Note 15 — Contracts-in-progress

      Contracts-in-progress relate to ongoing turnkey contracts, engineering/ procurement contracts and ongoing contracts including installation or commissioning operations, which are recorded as described in Note 1(k).

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Contracts-in-progress, net	6,368.2	4,896.2	6,313.6

      Contracts in progress include accumulated margins recognized on ongoing contracts. As described in Note 1(k), amounts shown under the “Contracts-in-progress” line item are financed by progress payments received from customers which amount to €7,047.8 million, €5,420.2 million and €6,472.5 million as of December 31, 2003, 2002 and 2001, respectively.

Note 16 — Inventories and deferred bid costs, net

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Raw materials	40.1	45.6	51.2
Work in progress	23.5	18.5	40.1
Finished goods and merchandise	13.5	15.8	21.2
Less: valuation allowance	(10.1)	(8.4)	(9.3)

Inventories, net	67.0	71.5	103.2

Deferred bid costs, net(a)	6.6	9.3	8.7

Inventories and deferred bid costs, net	73.6	80.8	111.9

(a)	Costs directly linked to the awarding of future turnkey engineering/ construction contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet.

Note 17 — Accounts and notes receivable, net

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Receivables on contracts and retainage	755.6	725.1	604.4
Doubtful receivables	41.8	41.0	42.0
Allowance for doubtful accounts	(41.8)	(40.5)	(40.5)

Total accounts and notes receivable, net	755.6	725.6	605.9

      The Group’s main clients include major oil and gas, petrochemical or oil-related companies.

      The maturity of receivables corresponds to the operating cycle of the contracts.

      Each client’s financial situation is periodically reviewed and any potential risks are recorded as a reserve.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 18 — Other current assets, net

	12/31/03		12/31/02	12/31/01

	Gross	Net	Net	Net

	In millions of EUR
Deferred tax assets (see Note 8(c))	145.0	120.1	73.6	90.1
Value added tax	62.8	60.0	40.0	47.9
Prepaid income tax and other current tax	37.0	39.8	62.6	48.5
Advances to non-consolidated subsidiaries	2.4	0.4	7.8	6.1
Joint venture associates’ current account	14.1	13.6	16.8	18.6
Receivables from suppliers	14.5	14.5	2.5	3.5
Receivables from personnel	1.7	1.7	1.4	2.8
Dividends to be received on investments	—	—	1.5	—
Prepaid expenses	39.5	39.5	53.4	30.8
Insurance indemnities to be received	0.1	0.1	5.4	19.4
Funds in escrow	—	—	68.9	66.0
Redemption premium on bonds (see Note 23)	51.6	51.6	73.5	—
Others	92.5	86.4	114.2	84.4

Total Other current assets, net	461.2	427.7	521.6	418.1

Note 19 — Cash and cash equivalents

(a)	Marketable securities — Cash equivalents

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Historical cost	110.0	102.6	149.8
Valuation allowance	—	(3.5)	—

Marketable securities’ market value at year-end	110.0	99.1	149.8
Detailed analysis of marketable securities:
Mutual funds	40.5	70.4	51.0
Certificates of deposit	21.1	15.5	97.8
Shares held by the company(*)	—	3.2	—
Fixed term deposits	34.6	8.3	—
Others	13.8	1.7	1.0

Total marketable securities	110.0	99.1	149.8

(*)	In 2003, shares held by the Company have been cancelled and deducted from the Group’s shareholders’ equity 92,223 shares were acquired in 2003 at an average price of €70.54. In 2002, the shares held by the Company were assigned to stock option plans. 573,004 shares were acquired in 2002 at an average price of €92.85.

(b)	Cash

      Cash amounts to €782.4 million as of December 31, 2003, compared to €642.0 million and €613.6 million in 2002 and 2001, respectively.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Detailed analysis of cash and marketable securities by historical currencies

	12/31/03	12/31/02

	In millions of EUR
Euro	391.9	315.0
U.S. Dollar	311.4	260.9
Great Britain Pound	63.1	61.8
Norwegian Crown	40.0	27.2
Others	86.0	76.2

Total	892.4	741.1

      A large part of cash and marketable securities are booked or realized in euro or U.S. Dollars. The Group frequently uses these currencies within the framework of its commercial relations. Cash and cash equivalents in other currencies correspond to deposits retained by subsidiaries located in countries where such currencies are the national currency in order to ensure their liquidity, or to amounts received from clients prior to the payment of expenses in these same currencies, or the payment of dividends.

Note 20 — Shareholders’ equity

(a)	Parent company’s common stock breakdown and changes

      As of December 31, 2003, Technip common stock consisted of 23,738,331 outstanding shares with a par value of €3.05. The changes since December 31, 2000 can be analyzed as follows:

	No. of shares	Common
	outstanding	stock

		(In millions
		of EUR)
Common stock as of December 31, 2000	16,029,305	48.9
2001 increase (1)	118,420	0.4
Public Exchange Offer increase (3)	10,565,723	32.2

Common stock as of December 31, 2001	26,713,448	81.5
2002 increase (1)	23,330	0.1
ISIS merger increase (4)	48,565	0.1
Employee subscriptions (2)	98,614	0.3
Cancellation of the shares held by ISIS (5)	(1,847,376)	(5.6)
Cancellation of CGG shares (6)	(511,253)	(1.6)
Cancellation of the shares held by the Company (7)	(1,117,324)	(3.4)

Common stock as of December 31, 2002	23,408,004	71.4
Coflexip merger increase (8)	330,327	1.0

Common stock as of December 31, 2003	23,738,331	72.4

(1)	These increases result from the exercise of stock options granted to employees as described in Note 20(d).

(2)	Employee subscriptions: the shareholders authorized the conditions for such transaction at a meeting held on April 30, 1998 and another held on June 20, 2002.

(3)	Following the completion of the two public exchange offers on, respectively, Coflexip shares and ISIS shares, in July 2001, Technip carried out on October 11, 2001 an increase in capital of 10,565,723 shares of which 5,504,436 shares relate to Coflexip shareholders and 5,061,287 shares relate to ISIS shareholders.

(4)	The merger between Technip and ISIS took place as the subsidiary’s shares were held at 99.05%. As the transaction was a renunciation merger, the minority’s payment by capital increase was very low.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	The merger put an end to the reciprocal shareholding between Technip and ISIS of 1,847,376 shares, which had been recorded in the shareholders’ equity in 2001. These shares were cancelled in July 2002 following the merger in accordance with the draft agreement of July 2001 with ISIS.

(6)	Technip exchanged CGG shares for Technip shares held by IFP in accordance with the exchange agreement signed in 2001. Technip then cancelled its own shares.

(7)	In 2003, shares held by the company were excluded from shareholders’ equity resulting in a €9.7 million decrease in shareholders’ equity. In 2002, Technip continued to repurchase its own shares and subsequently cancelled all the shares held by the Company except 49,499 shares intended to cover stock-option plans.

(8)	Capital increase resulting from the merger with Coflexip in July 2003 (see Note 2).

      The Company owns 140,953, 49,499 and 623,595 shares as of December 31, 2003, 2002 and 2001, respectively. In 2003, shares held by the company have been fully deducted from shareholders’ equity. In 2002, the shares held by the company were entirely set aside to cover stock-option plans. They are classified in marketable securities.

     (b) Technip shareholders as of December 31

	12/31/03	12/31/02	12/31/01

IFP	6.7%	6.8%	7.9%
Gaz de France	7.2%	7.3%	6.4%
Total Group	3.3%	3.8%	4.7%
Employees	2.6%	2.6%	2.5%
Treasury shares and shares held by subsidiaries (*)	0.6%	0.2%	9.2%
Others	79.6%	79.3%	69.3%

Total	100.0%	100.0%	100.0%

(*)	December 31, 2003 balance includes 140,953 treasury shares.

December 31, 2002 balance includes 49,499 treasury shares.
December 31, 2001 balance includes: 623,595 treasury shares and 1,847,376 shares held by subsidiaries, i.e., a total of 2,470,971 shares.

     (c) Cumulative translation adjustments

      Cumulative translation adjustments reflect the exchange differences arising from the translation into Euro of the financial statements of foreign subsidiaries as described in Note 1(f). Since January 1, 2003, certain Brazilian subsidiaries changed their functional currency from US Dollar into Brazilian Real regarding the status of the financial flows of their activity.

     (d) Executive Stock Option Plan

      The 1998 stock option plan was authorized by the shareholders’ meeting held on April 30, 1998 and implemented by the Board of Directors on April 30, 1998. It replaces the last part of the 1996 stock option plan for the remaining options and will use treasury shares. These options are valid up to five years from the date of grant.

      The 1999 stock option plan was authorized by the shareholders’ meeting held on April 30, 1999 and implemented by the Board of Directors on April 30, 1999. These options are valid up to five years from the date of grant.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The 2000 stock option plan was authorized by the shareholders’ meeting held on April 28, 2000 and implemented by the Board of Directors on December 14, 2000. These options are valid up to eight years from the date of grant.

      The 2003 stock option plan was authorized by the shareholders’ meeting held on June 20, 2002 and implemented by the Management Board on December 9, 2002. These options are valid up to six years from the date of grant.

      The 2003 stock option plan (remaining portion of 2nd part) was authorized by the shareholders’ meeting held on August 24, 2001 and implemented by the Board of Directors on May 21, 2003. These options are valid up to 6 years from the date of grant.

      The former stock option plans implemented by Coflexip have been held by Technip since the merger between Technip and Coflexip SA. The stock option plans can be described as follows:

•	The stock option plan 9.2 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on March 24, 1997. These options are valid up to ten years from the date of grant.

•	The stock option plan 9.3 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on May 18, 1998. These options are valid up to ten years from the date of grant.

•	The stock option plan 10 was authorized by the shareholders’ meeting held on June 2, 1999 and implemented by the Board of Directors on December 14, 1999. These options are valid up to ten years from the date of grant.

•	The stock option plan 11 was authorized by the shareholders’ meeting held on May 30, 2000 and implemented by the Board of Directors on March 20, 2001. These options are valid up to ten years from the date of the grant.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Number of subscription or purchase options

	Plan 1996/
Technip Plans	1998	Plan 1999/2001		Plan 2003

						Remaining
	3rd	1st	2nd	1st	2nd	portion (2nd
	1998(a)	1999(b)	2000(c)	2003(d)	2003(d)	2003)(e)	TOTAL

December 31, 1999 (purchase)	138,711	315,520	—	—	—	—	454,231

Options exercised	(1,400)	(2,200)	—	—	—	—	(3,600)
Options cancelled	(5,200)	(7,900)	—	—	—	—	(13,100)
Options granted (purchase)	—	—	139,576	—	—	—	139,576
Options granted (subscription)	—	—	493,028	—	—	—	493,028

December 31, 2000	132,111	305,420	632,604	—	—	—	1,070,135

Options exercised (purchase)	(25,111)	(20,800)	—	—	—	—	(45,911)
Options exercised (subscription)	—	—	—	—	—	—	—
Options cancelled (purchase)	—	—		—	—	—	—
Options cancelled (subscription)	—	—	(3,200)	—	—	—	(3,200)
Options granted (purchase)	—	—	—	—	—	—	—
Options granted (subscription)	—	—	—	—	—	—	—

December 31, 2001 (purchase)	107,000	284,620	139,576	—	—	—	531,196
December 31, 2001 (subscription)	—	—	489,828	—	—	—	489,828

Options exercised (purchase)	(4,700)	(4,400)	—	—	—	—	(9,100)
Options exercised (subscription)	—	—	—	—	—		—
Options cancelled (purchase)	(4,300)	(8,100)	—	—	—	—	(12,400)
Options cancelled (subscription)	—	—	(13,950)	—	—	—	(13,950)
Options granted (purchase)	—	—	—	—	—		—
Options granted (subscription)	—	—	—	234,080	462,920	—	697,000

December 31, 2002 (purchase)	98,000	272,120	139,576	—	—	—	509,696
December 31, 2002 (subscription)	—	—	475,878	234,080	462,920	—	1,172,878

Options exercised (purchase)	—	—	—	—	—	—	—
Options exercised (subscription)	—	—	—	—	—	—	—
Options cancelled (purchase)	(98,000)	(14,200)	—	—	—	—	(112,200)
Options cancelled (subscription)	—	—	(27,200)	(22,090)	(4,400)	—	(53,690)
Options granted (purchase)	—	—	—	—	—	—	—
Options granted (subscription)	—	—	—	—	—	5,200	5,200

December 31, 2003 (purchase)	—	257,920	139,576	—	—	—	397,496
December 31, 2003 (subscription)	—	—	448,678	211,990	458,520	5,200	1,124,388

Technip treasury shares dedicated to the purchase options plan
Maturity date	04.30.2003	04.30.2004	12.14.2008	12.09.2008	12.09.2008	05.21.2009

(a)	Options exercisable with deferred payment of 3 years beginning April 30, 1998.

(b)	Options exercisable with deferred payment of 3 years beginning April 30, 1999.

(c)	Options exercisable with deferred payment of 3 years beginning December 14, 2000.

(d)	Options exercisable with deferred payment of 3 years beginning December 9, 2002.

(e)	Options exercisable with deferred payment of 3 years beginning May 22, 2006.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Coflexip Stock option plans	Plan 9.2	Plan 9.3	Plan 10	Plan 11

	Options granted in

	1997	1998	1999	2001	Total

Number of purchase options granted	—	—	—	34,415	34,415
Number of subscription options granted	200,000	123,400	127,386	180,000	630,786
Cumulative figures as of December 31, 2003:
Options exercised (purchase)	—	—	—	—	—
Options exercised (subscription)	(127,926)	(450)	(16,152)	—	(144,528)
Options cancelled (purchase)	—	—	—	—	—
Options cancelled (subscription)	(33,387)	(25,200)	(19,850)	(36,000)	(114,437)
Options granted as of December 31, 2003 (purchase)	—	—	—	34,415	34,415
Options granted as of December 31, 2003 (subscription)	38,687	97,750	91,384	144,000	371,821

     (e) Distributable retained earnings

      The distributable retained earnings of the parent company amount to approximately €300 million, after estimated taxation as of December 31, 2003, as deduction of withholding tax in the event of payment of dividends.

     (f) Statutory legal reserve

      Under French Company Law, companies must allocate 5% of their consolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds are allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve may only be distributed to shareholders upon liquidation of the Company. The statutory legal reserve was €9.8 million at December 31, 2003.

     (g) Dividends

      The net dividend per share has been as follows for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001

	In Euros
Net dividend per share	3.30	3.30	3.30

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 21 — Accrued liabilities

	2003	2002	2001

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Accrued contingencies:
Foreseeable losses on contracts	6.4	5.5	4.8
Contingencies related to contracts	86.3	59.5	53.2
Territoriality and other contingencies	41.2	43.1	35.5
Provision for dry docking long-term	6.1	7.7	14.7
Other (a)	10.5	45.3	14.7

Subtotal	150.5	161.1	122.9

Accrued expenses:
Expenses to complete contracts	74.8	74.9	128.2
Restructuring	7.3	4.2	4.6
Other	2.2	2.3	1.8

Subtotal	84.3	81.4	134.6

Accrued liabilities	234.8	242.5	257.5

(a)	As of December 31, 2002, include the following contingencies:

—	Contingencies on future CAMC disposal: €16.9 million,

—	Exchange loss contingencies: €10.3 million.

			Decrease	Decrease
			Used	Unused	Other
	12/31/02	Increase	(provision)	(provision)	changes	12/31/03

	In millions of EUR
Foreseeable losses on contracts	5.5	1.8	(0.9)	—	—	6.4
Contingencies related to contracts	59.5	70.6	(23.1)	(18.3)	(2.4)	86.3
Territoriality and other contingencies	43.1	19.0	(1.2)	(20.6)	0.9	41.2
Provision for dry-docking long-term	7.7	13.6	(14.4)	—	(0.8)	6.1
Expenses to complete contracts	74.9	54.1	(54.2)	—	—	74.8
Restructuring	4.2	7.7	(4.6)	—	—	7.3
Others	47.6	4.0	(37.7)	—	(1.2)	12.7

Total	242.5	170.8	(136.1)	(38.9)	(3.5)	234.8

      “Contingencies related to contracts” and “Territoriality and other contingencies” line items are composed of provisions for litigations.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 22 — Financial debt

(a)	Analysis by nature

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Convertible bonds (a)	715.5	765.3	—
Bank borrowings and credit lines (b)	184.1	187.7	1,394.9
Commercial paper short-term	205.0	276.0	184.5
Bank overdrafts	8.3	7.2	33.9
Refundable advances	6.2	6.2	6.1
Employee loans	—	—	0.1
Accrued interest payable	7.4	—	3.9
Leasing and other	3.0	4.7	15.5

Total financial debt	1,129.5	1,247.1	1,638.9

Short-term financial debt (c)	226.3	297.0	456.7

(a)	At the end of January 2002, Technip issued a bond loan with a conversion option into new shares and/or exchange for existing shares (OCEANE offer) for an initial amount of €793.5 million. The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date.

The OCEANE offer, which received the AMF final visa on January 22, 2002, has the following main characteristics:

•	Issued at a price of €170 (number of bonds issued: 4,667,647),

•	The coupon payable on January 1 of each year amounts to 1% per year of the bonds’ nominal value,

•	The redemption date was set on January 1, 2007 for bonds not converted into shares at such date,

•	The bond redemption price as of January 1, 2007 is €190.07 in case of non conversion or exchange,

•	The actuarial yield rate for the bondholder is 3.25% per year in case of non conversion or exchange.

The bond loan was used to reimburse part of the credit facility issued by Technip to finance the purchase of Coflexip shares.

Technip repurchased 165,653 convertible bonds in 2002 and 293,141 convertible bonds in 2003 for the amount of €78.0 million.

A credit facility for U.S.$50.0 million entered into in 2002, and amended to €75.0 million in 2003, was used to complete the 2002 convertible bonds redemption and 96% of the 2003 convertible bonds redemption. The credit facility can be used in U.S. Dollars or in Euro. The repayment date remains unchanged (December 31, 2007). As a result, the Group has lengthened its debt maturity and has diversified its capital resources denominated in foreign currencies, particularly by using debt in U.S. Dollars, in which many assets and sales contracts of the Company are denominated.

In accordance with the bond loan issuing contract, the 458,794 convertible bonds thus redeemed have been cancelled, reducing the outstanding amount to €715.5 million as of December 31, 2003.

(b)	The bank borrowings and credit lines as of December 31, 2003 mainly include:

The credit facility for U.S.$350 million with a pool of banks with an outstanding balance of U.S.$141 million (€111.6 million) as of December 31, 2003. This credit facility has been used by Technip Offshore International and some of its eligible subsidiaries to finance part of the acquisition of the Aker

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maritime ASA Deepwater Division in January 2001. This credit bank facility is fully repayable at maturity on June 26, 2006.

The U.S.$87.0 million (€68.9 million) credit line used to finance the redemption of the convertible bonds which is fully repayable at maturity on December 30, 2007.

(c)	The financial short-term debt, which represents €226.3 million, is comprised of the following:

•	Commercial paper for €205.0 million (term of 1 to 3 months),

•	Short-term part of long-term debts, which amounts to €5.7 million,

•	Bank overdrafts and other short-term debts for €8.3 million, and

•	Accrued interest on convertible bonds for €7.4 million.

     (b) Analysis by nature of interest rate (After possible hedging of interest rates)

12/31/03

In millions
of EUR
Fixed rate	821.4
Variable rate	308.1

Total	1,129.5

      The variable-rate debt includes U.S.$119.0 million (€94.2 million) for which the interest rate has been determined for the whole year 2004.

      In 2003, the average rate of the fixed-rate debt stands at 3.52% per year.

      Over the same period, the average rate of the overall Group debt (fixed and variable rate) stands at 1.81% per year (3.10% per year including the amortization of the redemption premium relating to the convertible bond loan).

      The average rate of the debt is calculated by dividing the amount of financial charges for the fiscal year (with the exclusion of bank fees not expressly related to the debt) by the average outstanding debt for the fiscal year.

(c)	Analysis by currency

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Euro	938.1	1,054.8	1,189.7
U.S. Dollar	183.9	182.2	432.8
Great Britain Pound	2.4	—	8.3
Others	5.1	10.1	8.1

Total financial debt	1,129.5	1,247.1	1,638.9
Less: amounts due within one year	(226.3)	(297.0)	(456.7)

Total long-term debt	903.2	950.1	1,182.2

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Annual maturities of long-term debt

12/31/03

In millions
of EUR
2004	5.7
2005	2.8
2006 (**)	827.5
2007	69.3
2008 and after	3.6

Total long-term debt (*)	908.9

(*)	Includes the short-term part of the long-term debt for €5.7 million.

(**)	As described in Note 22(a), the OCEANE, redemption date was set up on January 1, 2007. For the convenience of the reader, the Company presents this amount of €715.5 million in 2006.

(e)	Debt guaranteed by surety and mortgages

	12/31/03

	Guaranteed	Non-guaranteed	Total

	In millions of EUR
Bank overdrafts, short term facilities and others	—	15.6	15.6
Commercial paper	—	205.0	205.0
Short-term part of long-term debts	3.5	2.2	5.7

Total short term financial debt	3.5	222.8	226.3
Long-term financial debt	2.5	900.7	903.2

Total financial debts	6.0	1,123.5	1,129.5

      As of December 31, 2003, €6.0 million of bank and financial debts used by Technip and its subsidiaries are covered by mortgages granted by these companies.

Note 23 —	Convertible bonds redemption premium

      Following the repurchase and the cancellation of 458,794 convertible bonds in 2002 and 2003, the amount of the convertible bond redemption premium has been reduced to €84.5 million (compared to €90.4 million as of December 31, 2002 and €93.7 million when issued).

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 24 —	Other creditors

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Payroll costs	70.4	62.0	66.9
Social security charges	38.0	20.6	18.4
Income and value added taxes	288.1	276.7	294.1
Deferred income	13.2	7.1	4.4
Debts on fixed assets	11.5	15.7	9.9
Ongoing project accruals	124.5	78.6	63.5
Fee accruals	2.8	1.9	2.1
Current accounts on ongoing contracts	16.0	28.9	—
Debt covered by a guarantee	—	68.9	66.0
Subsidies	6.6	7.0	6.7
Other	120.8	188.7	130.3

Other creditors	691.9	756.1	662.3

Note 25 —	Related party transactions

      None

Note 26 – Commitments and contingencies

      The commitments are presented below. Contractual commitments related to financial debt are presented in Note 22. There are no material commitments that are not described below.

		Payments

		Less than	One to	More than
Contractual commitments	Total	one year	five years	five years

Capital leases	2.6	1.6	1.0	—	(a)
Operating leases (long-term)	398.2	48.5	167.1	182.6	(a)
Foreign exchange rate instruments	2,205.7	1,856.5	349.2	—	Note 27(b)
Interest rate instruments	180.5	94.2	86.3	—	Note 27(c)

Total	2,789.0	2,000.8	603.6	182.6

		Amount of commitments by period

		Less than	One to	More than
Others commitments	Total	one year	five years	five years

Parent company guarantees	10,729.4	5,925.7	3,158.5	1,645.2
Others commitments given	1,609.7	523.5	914.2	172.0

Total commitments given	12,339.1	6,449.2	4,072.7	1,817.2	(b)

Total commitments received	592.5	199.2	393.3	—	(b)

(a)	Capital leases and operating leases

      The Group rents various equipment, vessels and buildings, mainly under lease contracts that will end during the next ten years.

      In 2003, the rental expense amounted to €29.5 million (including vessels for €13.5 million) compared to €41.3 million in 2002.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2003, the future minimum payments for these leases is as follows:

	Capital	Operating
	lease	lease

	In millions of EUR
For the year ended December 31,
2004	1.6	48.5
2005	1.0	46.2
2006	—	45.9
2007	—	40.1
2008	—	34.8
2009 and thereafter	—	182.6

Total	2.6	398.2
Less interest	(0.4)	—

Total current net value	2.2	398.2

      In 2003, Technip entered into a new lease contract related to an office building located in Paris-La Défense, which is the Group’s new headquarters. This lease relates to the period from March 1, 2003 to February 27, 2015. The first lease payment of €23.5 million, before indexation to the cost of construction, concerns 2004. The lease payment remains constant per period of 36 months except for changes in the construction index.

      The decrease of the operating leases results from the early withdrawal from a lease relating to a vessel (“The Dove”).

      In 2003, 2002 and 2001, no new significant leasing contracts have been entered into by the Group.

(b)	Commitments

      The commitments are presented below:

	12/31/03	12/31/02	12/31/01

	In millions of EUR
Parent company guarantees	10,729.4	8,807.6	5,507.0
Other commitments given	1,609.7	1,696.2	1,558.1

Total commitments given	12,339.1	10,503.8	7,065.1

Commitments received	592.5	445.3	474.0

      Parent company guarantees given by the parent company to clients cover the good performance of the specified contracts-in-progress, of which the average expiration period until the release of the commitment guarantees is 5 years.

      Other commitments given mainly relate to guarantees or counter-guarantees given by banks and insurance companies to various clients in connection with ongoing contracts, in order to secure good performance of the contracts or following the payment of retention.

      Commitments received mainly relate to similar guarantees obtained from suppliers or subcontractors in connection with ongoing contracts.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Contingencies

Exceptional events and litigation:

      The Company is subject to various legal proceedings and claims arising in the normal course of its business. In the opinion of the management, the probable outcomes of these actions will not materially affect the consolidated financial position, results of operations or assets of the Company and its subsidiaries.

      The main current litigations are as follows:

      Acquisition by Coflexip of the Aker Maritime ASA Deepwater Division: following this acquisition, Coflexip notified Aker Maritime that, under the price adjustment provisions of the Share Purchase Agreement, it was entitled to a U.S.$136.7 million reduction in the purchase price of the Deepwater Division. This litigation ended in 2003. Aker Maritime accepted a reduction of the purchase price of €40.7 million. This price reduction led to a decrease of the goodwill in the consolidated financial statements.

      Other pending litigation: on December 21, 2001, a French company filed a complaint with the Tribunal de Commerce (Commercial Court) of Versailles against Coflexip, Coflexip Stena Offshore Limited and Coflexip Stena Offshore International. The claim alleges that Coflexip breached several confidentiality agreements. This company also brought an action in the courts in Scotland and in the U.S. against Coflexip for infringement of a patent related to “pipe-in-pipe” technologies. The patent of this company was invalidated by the EPO (European Patent Office). On the basis of the available information, Technip believes that these allegations are unfounded and that its potential exposure is not material.

      Siemens subcontracting on Peterhead contract: A German subsidiary of Technip initiated arbitration proceedings against Siemens claiming a price adjustment. The claim relates to a significant increase in the scope of services rendered in completion of a 1998 construction contract (€22 million) for high-pressure connection piping at the Peterhead electrical power plant built by Siemens for Scottish Electric. This litigation ended in 2003.

Seamec:

      In February 2003, Technip through its subsidiary Coflexip Stena Offshore Mauritius Limited, purchased an additional interest of 20% of its Indian listed subsidiary, South East Marine Engineering and Construction Ltd (SEAMEC) in the frame of the public offer ordered by the Securities and Exchange Board of India (SEBI) pursuant to the Indian stock exchange Regulations, as a consequence of the change of control of SEAMEC, launched by Technip on Coflexip shares in July 2001.

      The Securities Appellate Tribunal (S.A.T.), at the request of minority shareholders of SEAMEC, ordered Technip, on October 27, 2003, to pay the shareholders who brought their shares to the public offer an additional amount calculated on the quoted value of SEAMEC shares in April 2000, based on the allegation that the change of control of Coflexip and consequently the change of control of SEAMEC occurred in April 2000, when Technip acquired the participation of Stena Offshore International BV of 29.68% in the share capital of Coflexip.

      Technip filed an appeal with the Supreme Court of India and on January 9, 2004 was granted a stay of the S.A.T. decision on the condition that bank guarantees be issued in order to secure the relevant amount, pending final decision on the merit. A bank guarantee of an amount of Indian Rupees 2.25 billion, (€40 million) for the principal amount has been issued on February 17, 2004. Based on the evaluation made by the Group of its exposition on this litigation, no provision has been made in the December 31, 2003 accounts.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Retirement indemnities and related commitments

      The Group contributes to retirement or post-retirement benefit schemes in conformity with the laws and usual practices of countries where the subsidiaries operate.

Benefit obligations	2003(*)

(in millions of
EUR)
Actuarial debt	182.3
Market value of hedging assets	58.3
Financial hedging	124.0
Unrecognized assets	34.7
Net provision (consolidated financial statements)	89.3

(*) These amounts may be modified in accordance with IFRS

      Actuarial valuation of Technip’s obligations regarding retirement benefit schemes and other commitments such as post-retirement healthcare benefit schemes are determined in conformity with the 2003 R01 recommendation of the CNC. Hedging plan assets are estimated at Fair Value. The calculations are based on actuarial assumptions especially defined for each entity (personnel turnover and future salary increases) and on the following key actuarial assumptions:

	France	Germany	The Netherlands

Discount rate	4.5%	5.5%	5.0%
Expected return on plan assets	4.6%	N/A	4.6%

      Discount rate depends on retirement benefit schemes.

Main benefit schemes are described as follows:

      For Italian companies, retirement indemnities paid to the employees are determined on the basis of the current wage and professional years spent in the company. Actual benefit obligations in Italy amount to €24.4 million.

      For German companies, there are three different benefit schemes described as follows:

—	In the event of death, disability or retirement before 65 years of age, the company has to pay employees indemnities.

—	For employees with over 10 years’ length of service within the company and who are over 35 years of age, the company offers a supplementary retirement plan.

—	The company pays a bonus to employees with 25 years’ seniority or more within the company a bonus. The indemnity is at least equal to one month’s salary.

      Actual benefit obligations in Germany amount to €52.4 million.

      For Dutch companies, the calculation of retirement indemnities is based on a supplementary defined benefit retirement plan. Actual benefit obligations amount to €55.9 million.

      In France, the Group is committed to paying indemnities that are determined on the basis of the wage at retirement date and professional years spent in the company. Actual benefit obligations amount to €29 million.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 27 — Market related exposure

(a)	Liquidity risk

      Technip group financing is governed by the group policy and implemented by the Finances and Control management department.

      Cash management is centralized at the head office and coordinated through the financial centers located throughout the Group’s main operating subsidiaries.

      In 2003, the EEIG Technip Eurocash was created in 1999 to act as a cash pooling entity for the Group’s various entities in respect of the various legislation and regulations in force locally, and was transformed into an “SNC” (general partnership). Thus, the EEIG Technip Eurocash entered into cash pooling agreements with the Group’s main subsidiaries in order to pool the surplus cash, to meet their needs by pooling the Group’s financial resources except when economic and financial conditions lead to priority being given to a local debt. Technip Eurocash’s management committee is made up of representatives of Group entities that are members of the SNC. This committee meets several times per year.

      At the end of January 2002, Technip took advantage of beneficial market conditions to issue a bond loan with an option for conversion into new shares and/or exchange for existing shares (the OCEANE offer) for a nominal amount of €793.5 million (see Note 22).

      The repurchases of convertible bonds in 2002 and in 2003 were mainly refinanced by a bank credit (expiration December 30, 2007). The additional repurchase made in 2003 and those made since January 1, 2004, which have all been financed by means of cash, may be refinanced by the use of another credit facility confirmed since the fourth quarter of 2003 with maturity on December 31, 2008 (see Notes 22(a) and 28(c)).

      Technip has extended the average maturity of its debt by replacing a debt payable semiannually from June 30, 2002 to December 31, 2006 by (i) a redeemable bond issue at a single date as of January 1, 2007, in the absence of conversion in consideration for a reduced financial cost in cash, and (ii) partially in 2003 by means of a credit facility which matures at the end of 2007. Technip also has the possibility of extending the maturity of part of its debt as of December 31, 2003 through the use of another credit facility not drawn down as of December 31, 2003 and maturing at the end of 2008.

      As of December 31, 2003, the Group has various unused financing sources that allow the Group to meet its financial needs:

      1/ Multi-currency credit lines amounting to the equivalent of €330 million granted by several banks to Technip Eurocash: these credit lines’ maturity dates are in 2004, but they may be renewed several months before their respective maturity dates.

      2/ A €387 million and U.S.$42 million (€33.3 million) credit line granted to Technip by a pool of banks in October 2001. These amounts correspond to the balance of the credit facility taken out during the public offer on Coflexip, initially €1,265 million and then U.S. Dollars 70 million after the various payments that occurred since October 2001.

      The financial characteristics of this credit line are as follows:

•	The available amount of €387 million is reduced by €35 million on December 31, 2004; the balance is reduced twice-yearly by four equal amounts as from June 30, 2005.

•	The available amount of U.S.$42 million continues to be reduced twice-yearly by equal amounts as of June 30 and December 31 of each year, until December 31, 2006.

•	The credit line is not guaranteed by liens or mortgages given on the Group’s assets.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      This credit line comes with the usual commitments for such financing from Technip’s main entities. At December 31, 2003, the debt position of the Group easily meets the maximum ratios inserted in the banking “covenants”. Technip estimates that the probability of occurrence of a situation of anticipated maturity is low on the basis on its projected cash flow situation.

      3/ A bank credit amounting to €200 million also usable in U.S.$ or in euros granted to Technip. Its maturity date is December 31, 2008. The commitments are the same as those mentioned for the previous credit line.

      4/ The balance not used by Technip and its eligible subsidiaries amounts to U.S.$209 million (€165.5 million) of a total credit facility amount of U.S.$350 million taken out for financing the purchase of the Aker Maritime ASA Deepwater Division by Coflexip. This credit line is not guaranteed by liens or mortgages given on the Group’s assets. It contains the usual commitments from Technip and from the main entities eligible as borrowers. Technip estimates that the probability of occurrence of a situation of anticipated maturity is low on the basis on its projected cash flow situation.

      5/ Various unused credit facilities amounting to €14.8 million.

      The credit agreements with respect to these various financing arrangements do not include an early payment clause in case of deterioration of the borrower’s rating. As of December 31, 2003, bank credit lines confirmed and available for the Group (excluding the credit facility of €200 million mentioned above) amount to €931 million of which €547 million is available beyond December 31, 2004. The outstanding commercial papers issued at the same date amount to €205 million for terms of 1 to 3 months within the scope of the program declared to the “Banque de France” for a maximum amount of €600 million.

      The long-term debt payment schedule is provided in Note 22. The amounts due with respect to 2004 and 2005 amount to €8.6 million.

(b)	Currency risk

      As indicated in Note 1(e), Technip uses financial instruments to manage its exposure to currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided up between several counter parties who are selected after due analysis.

      The primary hedging instruments used to manage Technip’s exposure to currency risks are as follows:

	12/31/03				12/31/02	12/31/01

	Maturity
	2005		Fair	Nominal	Nominal	Nominal
	and after	2004	value	value	value	value

	In millions of EUR
Buy currency, sell national currency (forwards and swaps)	63.3	441.2	(70.0)	504.4	545.9	98.3
Sell currency, buy national currency (forwards, swaps and options)	201.2	1,203.1	198.1	1,404.3	1,182.8	738.0
Sell/Buy foreign currencies	84.8	214.2	17.7	299.0	171.2	90.5
Total	349.2	1,858.5	145.8	2,207.7	1,899.9	926.8

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Interest rate risk

      The table below presents the maturity of the financial assets and the financial debts of Technip at December 31, 2003. The schedule of maturity corresponds to the interest rates revision date. It presents the amount of interest rate swaps carried out for the debt.

	Technip Group

	DD to	One to	Over
	one year	five years	five years	Total

	In millions of Euro
Financial debt (a)	406.8	722.7	—	1,129.5
Financial assets (b)	892.4	—	—	892.4
Net (c) — (c) = (a) - (b)	(485.6)	722.7	—	237.1
Off balance sheet*(d)	(86.3)	86.3	—	—
Net — (c) + (d)	(571.9)	809.0	—	237.1

DD:	Day to day

*	Operations modifying the nature of interest rate and/or the financial debt maturity schedule.

      Analysis of the sensitivity to the change in interest rates: In as much as the net indebtedness before and after management within one year and variable rate is negative, Technip is not exposed to interest rate risk on its debt.

      Method of monitoring the interest rate risk: Technip regularly analyzes its exposure to interest rate risk. This activity is the responsibility of the Treasury Department and the Deputy Financial Director in charge of the financing and the treasury of the Group, who, in turn, reports to the Finances and Control Chief Executive Officer. The Treasury Department at head office consists of 13 people.

      Interest rate hedging transactions and hedging methods are described below.

      The Group does not use financial instruments for speculative purposes.

      As of December 31, 2003, before recourse to interest rate swaps, the outstanding fixed-rate debt amounts to €735.4 million, including mainly the outstanding amount of €715.5 million related to the bond loan.

      In addition, the Group hedged U.S.$109 million (€86.3 million) of its bank debt at a variable rate by swaps transforming them into fixed-rate debt. The underlying debt with regard to these hedging transactions relates to a part of the outstanding amount of the credit facility used to finance the acquisition of the Aker Maritime ASA Deepwater Division.

      The total amount of the fixed-rate debt amounts to €821.7 million as of December 31, 2003.

      Furthermore, at the end of 2003, the Group fixed for the whole year 2004, an outstanding debt at variable rate for U.S.$119 million (€94.2 million) by Forward Rate Agreements — FRAs — entered into by the Group.

      The hedging transactions and Forward Rate Agreements were entered into with bank counterparties that satisfy the Group’s criteria.

(d)	Credit risk

      A significant portion of the Company’s activity is concentrated with a limited number of clients since the worldwide market is dominated by a small number of major oil and gas companies. The Company regularly performs credit risk analyses before entering into new contracts and has set up procedures for monitoring payments made by clients.

      The Group has not observed significant payment defaults by its clients in 2003 and to date.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 28 — Subsequent events

(a)	Repurchase of convertible bonds

      From January 1, 2004 to the beginning of February 2004, Technip repurchased 419,742 additional convertible bonds for an amount of €71.4 million, thus increasing the number of the convertible bonds repurchased since the issue to 878,536.

      In accordance with the issued contract, these repurchased convertible bonds were cancelled. The outstanding amount of the convertible bond issue has thus decreased to €644.1 million (compared to €715.5 million as of December 31, 2003).

      Following the repurchase and the additional cancellation of 419,742 convertible bonds since January 1, 2004, the redemption premium amount was reduced to €76.1 million (compared to €84.5 million as of December 31, 2003).

      In order to refinance the repurchases carried out in 2003 and 2004 (which are not financed by the credit facility granted in 2002), the Group has another bank credit usable in U.S. Dollars or euros.

(b)	Repurchase by the Group of its own shares

      In January 2004, Technip repurchased 15,028 of its own shares.

      In February 2004, Technip repurchased 257,920 of its own shares following the automatic exercise of the call option with regard to Technip shares, entered into previously in order to cover the 1999 Stock Option Plan (purchase options), as the price of the Technip share has exceeded the price above which this call option is to be automatically exercised. These shares should be resold to the people concerned by the 1999 Stock Option Plan before April 30, 2004, the maturity date of this plan.

(c)	Capital increase reserved for employees

      The Technip Group announced in November 2003 the implementation of an employee shareholding plan. This operation which offers the choice between a “traditional” formula and a formula referred to as “leverage” concerned approximately 12,000 Group employees in France and in foreign countries. The subscription price was set on February 9, 2004 at an amount of €73.63. This amount corresponds to 80% of the average of the first Technip stock prices on the Euronext Paris Premier marché during the 20 trading days before February 9, 2004. For the employees of the American subsidiaries, the subscription price amounts to €78.23 corresponding to 85% of the reference stock price (€92.04). The date of use of this new capital increase was set at January 1, 2004.

      The number of issued shares will be about 331,780, which will lead to an equivalent capital increase for Technip.

Note 29 —	Main consolidated companies and equity investees

		December 31, 2003
Consolidated Companies	City/Country	% control

Technip	France	Parent company
Technip France	France	100%
Technip Eurocash	France	100%
TPL — Technologie Progetti Lavori SpA	Italy	100%
Technip Italy	Italy	100%
TPG UK	UK	100%
Technip TPS	France	100%
Technip Iberia	Spain	100%

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2003
Consolidated Companies	City/Country	% control

S.C.I. CB3 Défense	France	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%
ABAY Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip Anlagenbau Gmbh	Germany	100%
Technip International AG	Switzerland	100%
TTIL SNC	France	100%
Technip KT India	India	100%
Technip Upstream Houston (ex. CBS Engineering)	USA	100%
Technip USA	USA	100%
Technip Benelux BV	The Netherlands	100%
Technip Americas	USA	100%
Technip Holding Benelux BV	The Netherlands	100%
Technip KTI SpA	Italy	100%
Technip Germany	Germany	100%
EHR	Germany	100%
Technip Seiffert	Germany	100%
IG SPA	Italy	100%
Technip Singapore	Singapore	100%
Technip Middle East	United Arab Emirates	100%
Technip Engenharia	Brazil	100%
Citex	France	100%
Eurobatch	France	100%
SNPE Ingénierie Défense	France	100%
Seal Engineering	France	100%
Technipnet BV	The Netherlands	100%
Technip Nouvelle-Calédonie	New Caledonia	100%
Engineering Re	Switzerland	100%
EPC-Business BV	The Netherlands	100%
Technip Bolivar	Venezuela	100%
Technip Oil & Gas BV	The Netherlands	100%
Technip Portugal	Portugal	93.75%
PT Technip Indonesia	Indonesia	90%
Technip Biopharm	USA	85%
Technip CIS	Russia	70%
Technip Tianchen	China	60%
TSS Dalia SNC	France	45%
Bechtel Technip Goro, LLC	USA	50%
BRI-Technip (Q-CHEM)	Qatar	50%
CTME FZCO	United Arab Emirates	50%
SPF-TKP Omifpro SNC/SP-TKP Fertilizer	France /Italy	50%
Technip India	India	50%
UCI FZC (Amenam)	United Arab Emirates	50%
Technip Engineering (B)	Brunei	49%
Technip Engineering Thaïland	Thaïland	49%

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2003
Consolidated Companies	City/Country	% control

Dalia Floater Angola	France	45%
Tipiel	Colombia	44.10%
TPG (M)	Malaysia	44.10%
Technip Angola	Angola	60%
TP Saudi Arabia	Saudi Arabia	40%
Consorcia Contrina SNC/CC(S)V	France/ Venezuela	34.40%
Saibos Akogep SNC	France	30%
Madecos (TSKJ/LNG)	Portugal	25%
Nargan	Iran	20%
Inversiones DIN S.A./DIT Harris	Venezuela	20%
Technip Offshore International	Paris, France	100%
Flexifrance	Le Trait, France	100%
Technip Offshore Nigeria Ltd.	Lagos, Nigeria	100%
Cofleximmo	Paris, France	100%
Technip Marine	Paris, France	100%
Angoflex S.A.	Paris, France	100%
Angoflex Limitada	Lobito, Angola	70%
Coflexip Développement	Paris, France	100%
Technip Offshore N.V.	Amsterdam, The Netherlands	100%
Technip Offshore Contracting B.V.	Amsterdam, The Netherlands	100%
Technip Offshore Holdings Ltd.	Aberdeen, UK	100%
Technip Offshore UK Ltd.	Aberdeen, UK	100%
Technip Ships One Ltd.	Aberdeen, UK	100%
Technip Ships Three Ltd.	Aberdeen, UK	100%
Technip-Coflexip U.K. Holdings Ltd.	Aberdeen, UK	100%
Coflexip U.K. Ltd.	Aberdeen, UK	100%
Perry Slingsby Systems Ltd.	Aberdeen, UK	100%
DUCO Ltd.	Newcastle, UK	100%
Genesis Oil and Gas Consultants Ltd.	Aberdeen, UK	100%
Technip Offshore Norge AS	Oslo, Norway	100%
Technip-Coflexip Norge AS	Oslo, Norway	100%
Coflexip Stena Offshore AS	Lysaker, Norway	100%
Technip-Coflexip U.S.A. Holdings Inc.	Houston, Texas, USA	100%
Technip Offshore Contractors Inc.	Houston, Texas, USA	100%
R.J. Brown Deepwater, Inc.	Houston, Texas, USA	100%
DUCO Inc.	Houston, Texas, USA	100%
Coflexip Maritime Inc.	Houston, Texas, USA	100%
Technip Offshore Inc.	Houston, Texas, USA	100%
Technip Offshore Mooring Inc.	Houston, Texas, USA	100%
Deep Oil Technology Inc.	Houston, Texas, USA	50%
Genesis Oil and Gas Consultants Inc.	Houston, Texas, USA	100%
Gulf Marine Fabricators Inc.	Houston, Texas, USA	100%
Spars International Inc.	Houston, Texas, USA	50%
Perry Slingsby Systems Inc.	Jupiter, Florida, USA	100%
Technip Offshore Canada Limited	St John’s, Canada	100%
Technip Offshore Jersey Ltd.	Jersey	100%
Coflexip Stena Offshore Mauritius Ltd.	Mauritius	100%

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2003
Consolidated Companies	City/Country	% control

Flex Service N.V.	Dutch Antilles	100%
Sunflex Offshore N.V.	Dutch Antilles	100%
Flexone N.V.	Dutch Antilles	100%
Brasflex Tubo Flexiveis Ltda.	Rio de Janeiro, Brazil	100%
Brasflex Overseas Inc.	Virgin Islands	100%
SeaOil Marine Services Inc.	Cayman, Islands	100%
Flexibras Tubos Flexiveis Ltda.	Vitoria, Brazil	100%
Technip Oceania Pty Ltd.	Perth, Australia	100%
Technip CSO Australia Pty Ltd.	Perth, Australia	100%
Technip CSO Oceania Pty Ltd.	Perth, Australia	100%
Technip CSO Oil and Gas Pty Ltd.	Perth, Australia	100%
Genesis Oil and Gas Consultants Pty Ltd.	Perth, Australia	100%
South East Asia Marine Engineering & Construction Ltd.	Calcutta, India	78.2%
Technip Rauma Offshore OY	Finland	100%
Mantyluoto Works OY	Finland	100%
PI Rauma OY	Finland	50%
Coflexip Singapore Pte	Singapore	100%

Note 30 —	Summary of differences between accounting principles followed by the Company and U.S. GAAP

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

      As described in Note 1(k), some General and Administrative costs are considered as contract costs and are accumulated in “Contracts-in-progress”.

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

(c)	Foreign currency transactions on long-term contracts and derivative instruments

      Under French GAAP, foreign currency transactions on long-term contracts are recorded at the contract exchange rate as defined in Note 1(r) resulting from the foreign exchange instruments the Company entered into.

      Under U.S. GAAP, foreign currency transactions are recorded at the spot rate except in certain cases for the portion of the transaction hedged with the corresponding financial instrument, which is recorded at the hedged rate.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As described in Note 1(f), under French GAAP, monetary assets and liabilities denominated in a foreign currency are translated into euro at year-end exchange rates, except for “contracts-in-progress” accounts and progress payments received from long-term contract customers. The resulting exchange gains and losses are recorded in income statement.

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

      For U.S. GAAP purposes, the fair values of the derivative instruments including certain derivative instruments embedded are recorded in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), subsequently amended, in the balance sheet. Changes in these fair values are reported either in shareholders’ equity or in the income statement, with respect to the hedging accounting criteria as defined by SFAS No. 133. Embedded derivatives as defined by SFAS No. 133 are recorded at their fair values. Changes in their fair values are reported in the income statement. The Company recorded the effect of the adoption of SFAS No. 133 as a cumulative effect of a change in accounting principle on January 1, 2001. See Note 32(g) for additional information on the impact of the adoption.

(d)	Pension Obligations

      Under French GAAP, pension and other than pension post-employment benefits are accrued in accordance with the practices prevailing in each country.

      Under U.S. GAAP, valuation methods and assumptions have been harmonized and accounting recognition of plans has been prepared as if U.S. GAAP had been consistently applied.

(e)	Stock-based compensation

      Under French GAAP, common shares issued upon the exercise of options granted to employees and directors are recorded as an increase to share capital at the exercise price on the exercise date. Technip holds treasury stock to settle qualified employee deferred stock purchase plans. In accordance with French GAAP, the Company did not record any compensation expenses on stock-based plans.

      Under U.S. GAAP, APB Opinion No. 25 (“APB 25”), “Accounting for stock issued to employees,” defines conditions to classify such plans as compensatory or non-compensatory. If a plan is deemed to be compensatory, APB 25 requires that compensation arising from such plan be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the fair value at the grant date and the employee exercise price. Compensation expense for compensatory stock-based plans is recognized over the vesting period. Disclosures in accordance with APB 25, SFAS 123, and SFAS 148 are presented in Note 32(e).

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

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The change in the date of consolidation described above did not result in a significant impact on the gross goodwill as calculated on January 1, 1999, except for the net income recognized over the period of January and February 1999, and except that, under U.S. GAAP, the Company further identified acquired technology and “know-how” in the purchase accounting.

      Such allocation to acquired technology and “know-how” has been evaluated to be €10 million, mainly consisting of ethylene furnace technology, and is being amortized over its expected useful life of 10 years.

(g)	Territoriality contingencies

      As described in Note 1(p), the Company uses assumptions to measure its obligations related to territoriality contingencies. Due to the complexity of the regulations in various country where it operates, the Company identifies the contracts, which could be subject to such uncertainty, and accrues an amount under French GAAP for probable and estimable risks.

      Under U.S. GAAP, such provisions would not be recorded, as they could not meet all the criteria of SFAS No. 5.

(h)	Consolidation method

      Under French GAAP, certain non-significant investments in which the Company’s ownership is between 20% and 50% are accounted for under the cost method. In addition, certain non significant subsidiaries in which the Company’s ownership exceeds 50% are accounted for under the cost method or under the equity method.

      Under U.S. GAAP, such subsidiaries would have been accounted for under the equity method or consolidated, respectively. However, this difference does not result in any significant adjustments to the Consolidated Financial Statements for any periods reconciled to U.S. GAAP, as these subsidiaries are not material.

      In its consolidated financial statements, the Company applies the pro-rata consolidation method to account for its investments in joint ventures that the Company sometimes forms with third parties to perform turnkey contracts. Under U.S. GAAP, these investments would be accounted for using the equity method or consolidated, depending on the percentage of voting interest in the joint ventures. Summarized information about the Company’s pro-rata interest in the joint ventures is provided in Note 32(a).

(i)	Redemption premium of the convertible bonds

      Under French GAAP, the premium of the convertible debenture loan is amortized ratably over the life of the loan. Under U.S. GAAP, the Company should apply the effective interest method to amortize such premium. For the years presented, the difference between the two methods is not material.

(j)	Coflexip gain on disposition of Cal Dive securities

      After acquiring the interest in Coflexip, the Company was unable to perform a complete valuation of the assets and liabilities acquired. Accordingly, the Company could not precisely identify the difference between the cost of its investment in Coflexip and the net assets acquired, and therefore elected under French GAAP to amortize this difference over a 20-year period based on an overall analysis of goodwill components at the date of acquisition. The Company recognized the subsequent gain reported by Coflexip on the sale of Cal Dive securities as a separate non-operating line as described in Note 2(c).

      For U.S. GAAP purposes, the Company reduced its share of the gain recorded by Coflexip on its disposal of Cal Dive securities. The amount recognized under U.S. GAAP was the difference between the selling price and the fair value of the Cal Dive securities at the date of the acquisition of the 29.7% interest in Coflexip. Goodwill amortization was reduced accordingly.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k)	Research and development expenses

      Under French GAAP, as described in Note 1(s), research and development costs are to be deferred and subsequently amortized when technical feasibility and return on investment can be demonstrated.

      Under U.S. GAAP, all research and development costs are to be expensed when incurred. This difference in accounting under French GAAP and U.S. GAAP did not result in any reconciling items.

(l)	Rent expenses of Adria (Technip headquarters)

      On March 1, 2003, Technip commenced an operating lease agreement for the Adria Tower in La Défense for 12 years. Based upon the terms of the lease agreement, there was a free rent period until December 31, 2003. All rental payments subsequent to the free rent period are to be paid according to a contractual table.

      Under French GAAP, the rental expense related to this agreement is recognized based upon the contractual table. As such, no rental expense was recorded in Technip’s consolidated statements of operations for the year ended December 31, 2003 for this lease.

      Under U.S. GAAP, the Company recognizes the related rental expense on a straight-line basis and records the difference between the amounts charged to expense and the rent paid as deferred rent.

(m)	Goodwill amortization

      Under French GAAP, the Company amortizes goodwill arising from its acquisition over its estimated useful life, not exceeding 20 years.

      Prior to January 1, 2002, under U.S. GAAP, goodwill resulting from business combinations initiated after June 30, 2001 was no longer amortized. Prior to January 1, 2002, goodwill resulting from business combinations initiated before that date was amortized over its estimated useful life consistent with French GAAP. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), for U.S. GAAP purposes. As a result, goodwill is no longer subject to amortization for U.S. GAAP purposes subsequent to the date of adoption. The U.S. GAAP amounts have been adjusted to reverse the amortization of goodwill recorded under French GAAP (€113.7 million in 2003, €117.8 million in 2002 and €20.5 million in 2001).

      As of January 1, 2002, the Company performed the transitional impairment test under SFAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted expected future cash flows. Upon completion of the transitional impairment test, the Company determined that there was no impairment as of January 1, 2002, as the fair value of each reporting unit exceeded its carrying amount.

      As described in Note 1(g) and in Note 2, the Group performed its annual impairment test of goodwill by comparing the book value of the activity to its fair value, based on estimated discounted cash flows converted to a current value. Based on this test, no impairment is required.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of changes in the Company’s goodwill presented under French GAAP as of December 31, 2003, by business segment is as follows:

	Goodwill

		Acquisitions
	January 1,	&		December 31,
	2003	Adjustments	Amortization	2003

	In millions of EUR
CSO Floaters	404.4	(41.7)	(40.1)	322.6
CSO Surf	1,975.1	35.3	(62.7)	1,947.7
KTI/MDEU	127.5	—	(8.0)	119.5
Others	21.8	—	(2.9)	18.9

Total	2,528.8	(6.4)	(113.7)	2,408.7

      The total amount allocated to intangible assets subject to amortization and the estimated aggregate amortization expense has been disclosed in Note 11. The Company does not have any intangible assets with indefinite lives.

(n)	Acquisition of minority interests of Coflexip in 2003

      In 2003, under French GAAP, the newly issued shares of Technip have been recorded based upon a 2003 valuation of Coflexip, with the same basis of valuation as in 2001. Under US GAAP, the share price was determined based upon the market value of the Technip shares at the consummation of the Technip/ Coflexip merger in July 2003.

(o)	Presentation of Consolidated Balance Sheet

      The classification of certain items in and the format of the Company’s Consolidated Balance Sheets vary to some extent from U.S. GAAP.

•	Advances received from customers on contracts

      In accordance with French GAAP, “Advances received from customers on contracts” are classified as a liability. Under U.S. GAAP, advances received, determined on a contract-by-contract basis, are shown as a reduction of “Contracts-in-Progress” or other contracts related asset accounts or, when the advances received exceed the total of contract related asset accounts costs, as a liability. Such requirement would reduce the contracts related asset accounts and the “Progress payments on contracts” line items by €6,228.9, €4,716.8 million and €5,910.9 million as of December 31, 2003, 2002 and 2001, respectively.

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

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(p)	Presentation of Consolidated Statements of Operations

•	Operating expenses/ revenues classification

      Under French GAAP, certain items, such as “Restructuring Costs” and “Consulting Fees” have been recorded below the “Operating income” section in the Consolidated Statements of Operations.

      Under U.S. GAAP, these items would be classified as operating expenses/ revenues.

•	General and Administrative costs accounting

      As described in Note 30(a), some General and Administrative expenses are classified as contract costs and have been consequently recorded within Cost of Sales under French GAAP up to December 31, 2002. Effective January 1, 2003, these expenses are directly presented under the “Selling, General and Administrative expenses” line item of the consolidated statement of operations under French GAAP.

      Under U.S. GAAP, General and Administrative expenses not directly related to a contract are recorded when incurred. As a consequence, the “Selling, General and Administrative expenses” line item of the consolidated statement of operation would not be modified for the year ended December 31, 2003 and would be modified by €(31.4) million and €(59.0) million for the years ended December 31, 2002 and 2001, respectively.

•	Goodwill amortization for equity investees

      Under French GAAP, goodwill amortization includes amortization of acquisition goodwill for equity investees.

      Under U.S. GAAP, prior to the adoption of SFAS 142, goodwill amortization for equity investees would be classified in “Income of equity affiliates”.

•	Equity in Earnings in Coflexip

      As described in Note 2(c), the Company classified in 2000 a portion of its net income in equity affiliates in non-operating income while the other portion was recorded in the line item “Income from equity affiliates” in the consolidated statements of income.

      Under U.S. GAAP, the non-operating portion of the net income in equity affiliates discussed above would be presented in “Income from equity affiliates” in the consolidated statements of income.

•	Financial result from ongoing contracts

      As described in Note 1(t), the Company, under French GAAP, records net interest income as revenue in the period it is earned to reflect the financial component of its contract revenues. Such net interest income amounted to €9.9 million, €14.0 million and €17.0 million in the years ended December 31, 2003, 2002 and 2001, respectively.

      Under U.S. GAAP, such net interest income would be deducted from Revenues and presented in a separate line item within operating income. As these types of earnings are factored into our contracts negotiations, it is appropriate under U.S. GAAP to include these amounts in operating income.

(q)	Related parties

      U.S. GAAP definition of related parties is more extensive than in French GAAP. The Group designs and manufactures installation for TOTAL Group pursuant to contracts entered into at an arm’s-length basis.

      Sales to TOTAL Group amounted to €87.8 million in 2003. As of December 31, 2003, TOTAL Group owed €16.3 million to the Group.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(r)	Gross margin recognition

      Under French GAAP, for long-term lump sum turnkey projects, awarded prior to July 1, 2001, the recognition of the gross margin for a given contract started when the percentage-of-completion ratio reached 25%.

      Under U.S. GAAP (SOP 81-1, paragraph 25), for long-term lump sum turnkey projects, gross margin for each contract is recognized when the projected gross margin can be estimated more precisely. This analysis is performed on a contract-by-contract basis, but historically, this occurs when the percentage-of-completion ratio is approximately 25%. For all periods presented, this difference is not material.

      For long-term lump sum turnkey projects started after July 1, 2001, the French GAAP and U.S. GAAP accounting is the same.

Note 31 — Reconciliation to U.S. GAAP

     (a) Net income

	Year ended December 31,

	2003*	2003	2002	2001

	In millions
	of U.S.$	In millions of EUR
Net income (loss) as reported in the Consolidated Income Statements	(24.1)	(19.7)	(29.4)	108.1
Contract costs accounting	0.6	0.5	(2.6)	2.6
Contract bid costs	1.3	1.1	(2.6)	1.2
Foreign currency transactions	(12.7)	(10.4)	(15.6)	(15.9)
Derivative instruments	(0.7)	(0.6)	18.2	—
Pension obligations	(7.6)	(6.2)	3.2	0.9
Stock based compensation	(0.1)	(0.1)	(4.8)	(9.4)
Acquisition of KTI/MDEU	(0.9)	(0.7)	(0.7)	(0.7)
Coflexip gain on disposition of Cal Dive	—	—	—	1.4
Rent expenses of Adria	(24.7)	(20.3)	—	—
Amortization of goodwill	138.9	113.7	117.8	20.5

Total after U.S. GAAP adjustments before tax and SFAS No. 133 adoption effects	70.0	77.1	83.5	108.7
Tax effects of the above adjustments	15.0	12.3	(0.2)	4.4
Cumulative effect of SFAS No. 133 adoption, net of tax	—	—	—	1.7

Net income under U.S. GAAP	85.0	69.6	83.3	114.8

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (b) Shareholders’ equity

	Year ended December 31,

	2003*	2003	2002	2001

	In millions
	of U.S.$	In millions of EUR
Shareholders’ equity as reported in the Consolidation Balance Sheets	2,367.7	1,938.0	2,026.3	2,214.2
Contract costs accounting	(12.6)	(10.3)	(10.8)	(8.2)
Contract bid costs	(25.0)	(20.5)	(21.6)	(19.0)
Foreign currency transactions	(52.7)	(43.1)	(32.7)	(17.1)
Derivative instruments	114.3	93.6	(28.9)	—
Pension obligations	(5.5)	(4.5)	1.7	(1.5)
Minimum liability adjustments	(17.3)	(14.2)	(9.7)	—
Acquisition of KTI/MDEU	4.3	3.5	4.2	4.9
Territoriality contingencies	43.2	35.4	35.4	35.4
Foreign currency translation adjustment	—	—	—	(0.2)
Coflexip gain on disposition of Cal Dive	(32.5)	(26.6)	(26.6)	(26.6)
Treasury shares	—	—	(3.2)	—
Rent expenses of Adria	(24.7)	(20.3)	—	—
Amortization of goodwill	307.9	252.0	138.3	20.5
Acquisition of minority interests of Coflexip in 2003	(30.5)	(25.0)	—	—

Total after U.S. GAAP adjustments before tax and SFAS No. 133 adoption effects	2,636.4	2,158.0	2,072.4	2,202.4
Tax effects of the above adjustments	7.7	6.3	36.1	17.0
Cumulative effect of SFAS No. 133 adoption, net of tax	—	—	—	8.9

Shareholders’ equity under U.S. GAAP	2,644.1	2,164.3	2,108.5	2,228.3

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2217, the noon-buying rate for cable wire transfers fixed by the Federal Reserve Bank of New York on May 28, 2004. (See Note 1(a)).

      The reconciliation of U.S. GAAP shareholders’ equity from December 31, 2002 to December 31, 2003 is as follows:

In millions
of EUR

U.S. GAAP shareholders’ equity at December 31, 2002	2,108.5
U.S. GAAP net income for 2003	69.6
Minimum liability adjustments, net of tax	(3.0)
Additional paid-in capital (stock based compensation)	0.1
Dividends paid	(77.3)
Capital increase	48.5
Capital decrease	—
Foreign currency translation adjustment	(13.9)
Treasury stock	(6.5)
Others	(16.2)
Effect of SFAS No. 133, net of tax	79.5
Acquisition of minority interests of Coflexip in 2003	(25.0)
U.S. GAAP shareholders’ equity at December 31, 2003	2,164.3

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (c) Net sales

	Year ended December 31,

	2003	2003	2002	2001

	In millions
	of U.S.$	In millions of EUR
Net sales under French GAAP	5,755.6	4,711.1	4,452.3	3,546.0
Contract costs accounting	0.6	0.5	(2.6)	2.6
Contract bid costs	1.3	1.1	(10.8)	1.2
Foreign currency transactions	(38.5)	(31.5)	7.1	14.5
Financial result from ongoing contracts	(12.1)	(9.9)	(14.0)	(17.0)

Net sales under U.S. GAAP	5,706.9	4,671.3	4,432.0	3,547.3

     (d) Operating income

	Year ended December 31,

	2003	2003	2002	2001

	In millions
	of U.S.$	In millions of EUR
Operating income under French GAAP	278.1	227.6	204.6	234.8
Contract costs accounting	0.6	0.5	(2.6)	2.6
Contract bid costs	1.3	1.1	(2.6)	1.2
Pension obligations	(7.6)	(6.2)	3.2	0.9
Stock based compensation	(0.1)	(0.1)	(4.8)	(9.4)
Acquisition of KTI/MDEU	(0.9)	(0.7)	(0.7)	(0.7)
Amortization of goodwill	—	—	—	(24.0)
Restructuring costs	(8.7)	(7.1)	(7.0)	(3.1)
Non-recurring loss on former project	—	—	(8.7)	—
Rent expenses of Adria	(24.7)	(20.3)	—	—
Other	(1.5)	(1.2)	(4.3)	(3.6)

Operating income under U.S. GAAP	236.5	193.6	177.1	198.7

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 32 — Additional information

(a)	Combined information concerning proportionate consolidated entities

      In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of the proportionate consolidation method, summarized financial information about the Company’s shares of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to joint-ventures jointly controlled by all parties having an equity interest in the joint venture has been prepared under French GAAP for the three years ended December 31, 2003, 2002 and 2001, respectively.

	Year ended December 31,

	2003	2002	2001

	In millions of EUR
Balance sheet data:
Non current assets	1.9	1.7	1.0
Current assets	1,095.7	1,172.2	2,010.9
Non current liabilities	—	—	2.6
Current liabilities	1,097.6	1,173.7	2,009.3
Income statement data:
Net Sales	445.3	428.7	559.8
Cost of sales	(423.7)	(391.9)	(540.2)

Gross Margin	21.6	36.8	19.6
Operating Income	20.3	34.8	19.5
Cash flow data:
Cash flow from operating activities	26.5	45.6	(47.8)
Cash flow from investing activities	(0.1)	0.2	(0.1)
Cash flow from financing activities	—	—	(1.4)

(b)	Comprehensive income

      The following information is presented under French GAAP.

	Year ended December 31,

	2003	2002	2001

	In millions of EUR
Net income	(19.7)	(29.4)	108.1
Other comprehensive income, net of tax:
Minimum liability adjustments, net of tax	(9.5)	(6.3)	—
Changes in cumulative translation adjustment	(13.9)	(1.1)	13.3

Total Comprehensive income	(43.1)	(36.8)	121.4

Accumulated other comprehensive income, end of year:
Cumulative translation adjustment	(1.9)	12.0	13.1

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Earnings per share

      Earnings per share, according to U.S. GAAP, giving effect to the adjustments would be as follows:

	Year ended December 31,

	2003	2003	2002	2001

	U.S.$
		(In millions of EUR,
		except per share
		amounts)
Net income before cumulative effect of SFAS No. 133 adoption	85.0	69.6	83.3	113.1
Net income	85.0	69.6	83.3	114.8
Basic earnings per share:
Before cumulative effect of SFAS No. 133 adoption	3.63	2.97	3.23	6.75
Cumulative effect of SFAS No. 133 adoption, net of tax		—	—	0.10
Net income	3.63	2.97	3.23	6.85
Diluted earnings per share:
Before cumulative effect of SFAS No. 133 adoption	3.08	2.52	2.75	6.67
Cumulative effect of SFAS No. 133 adoption, net of tax		—	—	0.10
Net income	3.08	2.52	2.75	6.77

      Reconciliation of basic and diluted numbers of shares used for the determination of earnings per share under U.S. GAAP:

	2003		2002		2001

	(In thousands)
Basic number of shares under U.S. GAAP	23,432		25,823		16,770
OCEANE bonds dilutive effect	4,209		4,502		—
Stock options dilutive effect	(*	)	(*	)	192

Diluted number of shares under U.S. GAAP	27,641		30,325		16,962

(*)	In 2002 and in 2003, the stock options are anti-dilutive.

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

      On December 14, 2000, the Company decided to change the exercise and the vesting period of the 1998 and 1999 plans. The new exercise period and the new vesting period are, respectively, five years and three years. A new measurement date was determined as of December 14, 2000.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Since December 14, 2000, all the options granted by Technip vest over three years, with a maturity of six years.

      No compensation expense has been recorded in connection with the stock options granted by Technip under French GAAP. Under U.S. GAAP, the compensation cost recorded by the Company is, respectively, €0.1 million, €0.9 million and €9.4 million for the years ended December 31, 2003, 2002 and 2001.

		Weighted average
	Number of shares	exercise price

		(in EUR)
December 31, 2000	1,212,385	120.5

Granted	—	—
Exercised	(156,511)	89.3
Forfeited	(3,200)	143.2

December 31, 2001	1,052,674	125.1

Granted	711,240	72.0
Exercised	(9,100)	101.6
Forfeited	(58,000)	103.1

December 31, 2002	1,696,814	103.7

Granted	5,200	74.0
Exercised	—
Forfeited	(180,130)	103.6
December 31, 2003	1,521,884	103.6

      The options outstanding at December 31, 2003 expire in various years through 2009. In 2003, 98,000 options have expired.

      Information about the 1,521,884 stock options outstanding at December 31, 2003 is summarized as follows:

		Options outstanding

	Exercise	Number	Weighted average	Number
	price	outstanding	remaining life	exercisable

	(in EUR)
Plan 1999/2001 First Layer	95.9	257,920	0.3	257,920
Plan 1999/2001 Second Layer	143.2	588,254	5.0	588,254
Plan 2002	72.0	670,510	4.9	—
Plan 2003	74.0	5,200	5.4	—
Plan 2002	72.0	670,510	4.9	—
Total	103.6	1,521,884	4.2	846,174

Coflexip Stock Options:

      CSO adopted several options plans. Options are granted to employee with a discount between 0% or 5%. Technip maintains a conversion option for the employees in Technip shares when these options are exercised. An additional acquisition cost of €63.2 million euros has been included in the purchase price of CSO corresponding to the fair market value of the options at the acquisition date. The compensation cost recognized in 2002 amounts to €0.7 million and was €0 in 2003.

      406,236 and 461,903 are, respectively, outstanding options still unexercised as at December 31, 2003 and December 31, 2002. The average options life and the average exercise price are 5.9 years and €119.3.

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Employee Stock Purchase Plans:

      Technip maintains savings plans that allow substantially all full-time employees of Technip and its subsidiaries to purchase shares of Technip. The shares are sold to employees at a discount of 20% from the average market price of Technip stock over the last 20 business days prior to the date of authorization by the management committee. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees.

      Shares sold to employee stock purchase plans are as follows:

	2003	2002	2001

Number of shares	—	98,717	—
Proceeds on sales (in millions of euro)	—	10.1	—
Average cost of treasury sales	—	102.5	—

      In accordance with French GAAP, the Company has not recorded compensation expense on stock purchase plans. Under U.S. GAAP, the compensation cost recorded by the Company for period ended December 31, 2002 is €3.2 million. No compensation has been recorded for the period ended December 31, 2001 and 2003.

      Technip applies the intrinsic value method to account for compensation cost associated with options and shares granted to employees. Had compensation cost for stock options awarded under these plans been determined based on the fair value at the dates of grant consistent with the methodology of SFAS No. 123, Technip’s net income and basic earnings per share would have reflected the following pro forma amounts:

	Year Ended December 31,

	2003	2002	2001

	(In millions of EUR)
Net Income under U.S. GAAP	69.6	83.3	114.8
As reported
Include: Total stock based-employee compensation expense determined under APB25 for all awards net of related tax effects	0.1	4.8	9.4
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(9.2)	(14.6)	(16.2)

Pro Forma	60.5	73.5	108.0

Basic earning per share	2.97	3.23	6.85
Diluted earning per share	2.52	2.75	6.77
Pro forma basic earnings per share	2.58	2.85	6.44
Pro forma diluted earnings per share	2.19	2.42	6.37

      The fair value of Technip’s option grants is estimated on the date of grant using the Binomial option pricing model with the following assumptions for the grants:

	Year ended December 31,

	2003	2002	2001

Expected life (years)	6.0	6.0	N/A
Interest rate	3.8%	3.8%	N/A
Volatility	35%	35%	N/A
Dividend yield	2.1%	2.1%	N/A

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	Pension plan and other cost retirement benefits other than pension plans

      In accordance with the laws and practices of each country, Technip participates in employee benefit pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.

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

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

	In millions of EUR
Change in benefit obligation:
Benefit Obligation at beginning of year	160.1	130.5	115.3	0.8	0.9	1.0
Service cost	8.3	6.9	6.7	—	—	—
Interest cost	7.7	5.7	4.6	0.0	—	0.1
Plan participants contributions	0.1	—	—	—	—	—
Acquisitions/disposals	15.1	(0.1)	8.8	—	—	—
Curtailments/Settlements	0.2	—	0.2	—	—	—
Actuarial (gain)	(2.0)	23.6	(1.2)	—	—	—
Benefits paid	(4.5)	(6.5)	(3.9)	(0.0)	(0.1)	(0.1)
Other	(0.8)	—	—	—	—	—

Benefit Obligation at end of year	184.2	160.1	130.5	0.8	0.8	0.9
Change in plan assets:
Fair value of plan assets at beginning of year	44.8	45.4	48.2	—	—	—
Actual return on plan assets	4.5	(1.1)	(2.2)	—	—	—
Group contribution	2.9	2.0	0.3	—	—	—
Plan participants contributions	0.1	—	—	—	—	—
Benefits paid	(1.9)	(1.5)	(0.9)	—	—	—
Acquisitions and disposals	9.1	—	—	—	—	—
Other	(0.4)	—	—	—	—	—

Fair value of plan assets at end of year	59.3	44.8	45.4	—	—	—
Funded status of the plan	124.9	115.3	85.1	0.8	0.8	0.9
Unrecognized actuarial (gains) or losses	32.3	(31.4)	(4.3)	—	—	—

Accrued (prepaid) benefit cost	92.6	83.9	80.8	0.8	0.8	0.9

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets are as follows:

	2003	2002	2001

Projected Benefit Obligation	128.3	104.3	86.2
Accumulated Benefit Obligation	108.2	93.1	74.1
Fair Value of Plan Assets with ABO in excess of Plan Assets	13.3	4.0	41.0

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

	In millions of EUR
Annual cost under U.S. GAAP:
Service cost	8.3	6.9	6.7	—	—	—
Expected interest cost	7.7	5.7	4.6	0.0	—	0.1
Expected return on plan assets	(4.7)	(2.7)	(3.5)	—	—	—
Amortization of actuarial gain and loss	2.5	0.3	—	—	—	—
Effects of settlements/ curtailments	0.2	—	—	—	—	—

Net periodic benefit cost	14.0	10.2	8.0	0.0	—	0.1

      Annual cost under French GAAP for pension benefits plans are as follows:

	2003	2002	2001	2003	2002	2001

	In millions of EUR
Annual cost under French GAAP:	5.1	5.6	3.4	0.0	0.1	0.1

      The difference between these amounts and the annual costs under U.S. GAAP stems from differences in the timing of amortization of the initial transition liability and of actuarial gains and losses and from the absence of recognition of excess funding by certain companies.

      Health care costs are assumed to increase by 1.3% in 2003 and later, 1.3% in 2002 and 1.3% in 2001. The effect of a one-percentage point increase and one-percentage point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost and on the accumulated postretirement benefit obligation for health care benefits is not significant.

      Amounts recognized in the statement of financial position:

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

	In millions of EUR
Accrued benefit liability (including MLA)	113.7	99.9	86.5	0.8	0.9	1.0
Prepaid benefit cost	(6.9)	(6.3)	(5.7)	—	—	—
Minimum liability adjustment	(14.2)	(9.7)	—	—	—	—

Net amount recognised for under U.S. GAAP	92.6	83.9	80.8	0.8	0.9	1.0

      The net accruals included as of December 31, 2003, 2002 and 2001 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

	In millions of EUR
Net amount accrued for under U.S. GAAP (before prepaid costs)	113.7	99.9	86.5	0.8	0.9	1.0
Excess funding of plans recognized in income only when paid back to the Company	(6.9)	(6.3)	(5.7)	—	—	—
Impact of transition obligation of prior service cost and of actuarial gains recognized with a different timing under local regulations	(4.1)	1.6	(1.7)	—	—	—
Minimum Liabilities Adjustment	(14.2)	(9.7)	—	—	—	—

Net amount accrued for in consolidated financial statements	88.5	85.5	79.1	0.8	0.9	1.0

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	Derivative instruments

      As described in Note 30(c), Technip adopted SFAS No. 133 beginning January 1, 2001 for purposes of the U.S. GAAP reconciliation. SFAS No. 133 requires that all derivative instruments be recorded at fair value on the balance sheet and establishes criteria for designation and effectiveness of derivative transactions for which hedge accounting is applied. Technip assesses the initial and ongoing effectiveness of its hedging relationships in accordance with its documented procedure.

      As a consequence of the international Group’s business activities, most of its commercial transactions are denominated in non-euro currencies. Technip enters into derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. All derivative instruments held by Technip are economic hedge of existing or anticipated commercial transactions. For more information on Technip’s derivatives strategy, see Item 11.

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

      The adoption of SFAS No. 133 as of January 1, 2001 had a cumulative effect on OCI and net income of €7.2 million and €1.7 million, respectively, net of a €(4.0) million and a €(1.0) million tax effect. Recognition of derivatives in accordance with the description above resulted in an increase (decrease) to OCI and net income of €(7.7) million and €(5.9) million in 2001, respectively, net of a €4.3 million and a €3.3 million tax effect. Adoption of SFAS No. 133 in 2001 resulted in a decrease of shareholders’ equity by €(4.7) million.

(h)	Goodwill

      As discussed in Note 30(m), SFAS 142 was effective for the Company as of January 1, 2002 and for purchase business combinations consummated after June 30, 2001. The Company performed its transitional and annual test and the Company determined that there was no impairment.

(i)	Recently issued accounting pronouncements

      In January 2003, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation provides guidance on how to apply the controlling financial interest criteria in ARB 51 to variable interest entities. Given the Interpretation’s complexity, the FASB issued several FASB Staff Positions (FSPs) throughout 2003 to clarify the Board’s intent on certain of the Interpretation’s provisions, and in December 2003, the Board revised the Interpretation (FIN 46-R) to address certain technical corrections and to clarify many of the implementation issues that had arisen. Variable interest entities (VIEs) include many entities that have previously been referred to as special-purpose entities (SPEs), but also may include many other entities not previously thought of as SPEs. A variable interest entity is an entity that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a company to consolidate a variable interest entity if the (a) company is subject to a majority of the risk of loss from the variable interest entity’s activities, (b) is entitled to receive a majority of the entity’s residual returns or (c), both. The application of this interpretation is required at December 31, 2003 for entities created after February 1, 2003 and at December 31, 2004 for other entities. The

TECHNIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adoption of this Interpretation for entities created after February 1, 2003 did not have an impact on the Company’s results of operations, financial position or cash flows. The Company is still assessing the impact of this Interpretation on the Company’s results of operations, financial position and cash flows for entities created before February 1, 2003.

      In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangements, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into in fiscal periods beginning after June 15, 2003. The Company is currently assessing the impact on its financial position, results of operations and cash-flows of the adoption of EITF 00-21.

      Within the framework of the European Union’s adoption of international accounting standards, all European companies listed on regulated exchanges must prepare as from January 1, 2005 their consolidated financial statements in accordance with IFRS standards. Currently, all of the IFRS accounting standards have not been finalized, nor is it clear whether all such standards will have been released and endorsed by the European Commission by the 2005 deadline. The eventual transition from French GAAP to IFRS will be made in compliance with IFRS 1, First-Time Adoption of IFRS, which provides guidance on retroactive application and outlines certain exemptions and exceptions.

      Based on proposed SEC regulations regarding the applicable periods to be presented under a comprehensive set of generally accepted accounting principles, the Company currently anticipates adopting January 1, 2004 as its transition date to IFRS, and thus to present restated 2004 and 2005 IFRS financial statements in its annual report on Form 20-F for the year ending December 31, 2005. However, based on currently applicable SEC regulations (for which the foregoing proposal would amend), the Company would be required to adopt January 1, 2003 as its transition date.

      In the meantime, the Company will continue to use French GAAP for its primary financial statements. The Company is currently assessing the impact, which could be significant, that the application of IFRS will have on the Company’s consolidated financial statements. Once all IFRS have been issued and endorsed by the European Commission and the transition date to IFRS is definitive, the Company will disclose as soon as practicable the impact. Upon adoption of IFRS, the Company will disclose in its primary financial statements a reconciliation between French GAAP and IFRS (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented), as well as additional reconciliation disclosures between IFRS and U.S. GAAP.

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

TECHNIP

By:	/s/ Daniel Valot

Name: Daniel Valot
Title: Chief Executive Officer

Date: June 29, 2004