Form 20-F
period 2004-12-31
TECHNIP
filed 2005-06-30
CIK 1157654

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2004
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number 1-15234
TECHNIP
(Exact name of Registrant as specified in its charter)

Not applicable	France
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)
6-8 allée de l’Arche, Faubourg de l’Arche, Zac Danton
92400 Courbevoie, France
(telephone: +33-1 4778-2121)
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

American Depositary Shares, each representing one-fourth of one Ordinary Share(1)(2)	New York Stock Exchange
Ordinary Shares(1)(2)	New York Stock Exchange

(1)	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

(2)	On April 29, 2005, Technip’s extraordinary meeting of shareholders approved a one-for-four share split with the corresponding division of the nominal share value, effective May 13, 2005. As of May 13, 2005, the number of outstanding shares was 96,522,328 with a nominal value of €0.7625. Simultaneously with the share split, our ADS-to-share ratio changed from four-to-one to one-to-one.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares, nominal value €3.05 per share: 24,110,654(2)
          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
    Yes ☑                      No ☐
          Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐                  Item 18 ☑

PRESENTATION OF INFORMATION
      In this annual report, all references herein to “U.S. dollars”, “dollars”, “cents” or “U.S.$” are to the currency of the United States; references to “France” are to the French Republic; references to “French francs”, “francs” or “FF” are to the currency of France prior to January 1, 1999 and references to “euro” or “€” are to the currency of the European Monetary Union, including France from January 1, 1999 to the present.
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
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This annual report contains both historical and forward-looking statements, including forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information — Risk Factors”, “Item 4. Information on Technip” and “Item 5. Operating and Financial Review and Prospects”, especially “— Overview — Outlook”. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.
      These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. You should review carefully all information, including the financial statements and the notes to the financial statements, included in this annual report. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally;

•	the level of production-related capital expenditure in the oil and gas industry as well as other industries;

•	currency fluctuations;

•	raw material, especially steel price fluctuations;

•	the timing of development of energy resources;

•	armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions;

•	the strength of competition;

•	control of costs and expenses;

•	the reduced availability of government-sponsored export financing;

•	losses in one or more of our large contracts;

•	U.S. legislation relating to investments in Iran or elsewhere that we seek to do business;

•	changes in tax legislation;

•	intensified price pressure by our competitors;

•	severe weather conditions;

•	our ability to successfully keep pace with technology changes;

•	our ability to attract and retain qualified personnel;

•	the evolution, interpretation and uniform application and enforcement of International Financing Reporting Standards (IFRS), according to which we prepare our financial statements, as from January 1, 2005; and

•	political and social stability in developing countries.
      The risk factors described beginning on page 8 could affect our future results, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on our future results. The forward-looking statements included in this annual report are made only as of the date of this annual report. We cannot assure you that projected results or events will be achieved.
      All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section.
      Readers are urged to carefully review and consider the various disclosures made by us that attempt to advise interested parties of the factors affecting our business, including the disclosures made under the captions “Item 3. Key Information — Risk Factors”, “Item 4. Information on Technip” and “Item 5. Operating and Financial Review and Prospects” in this annual report, as well as our other periodic reports on Form 6-K submitted to the Securities and Exchange Commission from time to time.

PART I
Item 1.     Identity of Directors, Senior Management and Advisers
      Not applicable. For information about our directors and senior management, see “Item 6: Directors, Senior Management and Employees” below.
Item 2.     Offer Statistics and Expected Timetable
      Not applicable.
Item 3.     Key Information
Selected Financial Data
      We publish our consolidated financial statements in euro. However, our financial statements for 2000 and 2001 were originally prepared in French francs, and have been translated into euro for purposes of this document at the rate of FF 6.55957 = €1.00, the applicable legal rate of conversion established on January 1, 1999. For additional information regarding the euro, see “— Exchange Rate Information” below. Unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of U.S.$1.2349 per €1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on May 31, 2005. See “— Exchange Rate Information” below for information regarding the euro/U.S. dollar exchange rates from 2000 to present.
      Unless otherwise indicated, we have prepared the financial information contained in this annual report in accordance with French generally accepted accounting principles (“French GAAP”), which differ in certain significant respects from U.S. GAAP. See Notes 30 through 32 to our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 (the “Consolidated Financial Statements”) included at Item 18 below for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.
      The tables below present selected consolidated financial data for the Group for the five-year period ended December 31, 2004. Such data with respect to the years ended December 31, 2002, 2003 and 2004 have been extracted or derived from the Consolidated Financial Statements of the Group, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by Barbier Frinault et Autres — Ernst & Young, independent registered public accounting firm, as indicated in their report thereon, which also appears in this annual report.

	Year ended December 31,

	2004		2003	2002	2001	2000

	U.S.$(1)	€	€	€	€	€

	(amounts in millions, except share data)
INCOME STATEMENT DATA:
French GAAP
Net sales	6,348.6	5,141.0	4,711.1	4,452.3	3,546.0	2,972.0
Operating expenses	6,029.4	4,882.5	4,483.5	4,247.7	3,311.2	2,789.4
Operating income	319.2	258.5	227.6	204.6	234.8	182.6
Net income (loss)	5.8	4.7	(19.7)	(29.4)	108.1	214.2
U.S. GAAP
Net sales	6,408.4	5,189.3	4,671.3	4,432.0	3,547.3	2,989.5
Operating income	303.0	245.2	193.6	177.1	198.7	151.7
Net income	103.0	83.3	69.6	83.3	114.8	164.9

	Year ended December 31,

	2004		2003	2002	2001	2000

	U.S.$(1)	€	€	€	€	€

	(amounts in millions, except share data)
Per Share Data:
French GAAP
Non-Diluted earnings (loss) per share	0.25	0.20	(0.84)	(1.1)	4.45	13.90
Diluted earnings (loss) per share	0.79	0.64	—	—	4.26	12.85
Non-Diluted number of shares (thousands)	23,655	23,655	23,432	26,794	24,242	15,412
Diluted number of shares (thousands)(2)	28,886	28,886	29,302	28,386	25,388	16,665
Dividend paid per share	4.08	3.30	3.30	3.30	3.30	3.30
U.S. GAAP(3)
Basic earnings per share	1.09	0.88	0.74	0.81	1.71	2.71
Diluted earnings per share	1.07	0.87	0.74	0.80	1.69	2.68
Basic number of shares (thousands)	94,620	94,620	93,728	103,292	67,080	60,840
Diluted number of shares (thousands)(2)	95,956	95,956	93,996	103,824	67,848	61,496
OTHER FINANCIAL DATA:
French GAAP
Purchase of fixed assets	152.9	123.8	126.0	126.2	2,670.5	702.2
Depreciation and amortization	288.4	233.5	231.6	260.8	110.9	43.0
BALANCE SHEET DATA:
French GAAP
Cash and cash equivalents	1,770.9	1,434.0	892.4	741.1	763.4	563.1
Working capital requirement	(1,353.3)	(1,095.9)	(977.2)	(879.2)	(695.7)	(648.0)
Non-current assets, net	3,825.8	3,098.1	3,246.0	3,518.2	3,806.8	1,050.7
Total assets	15,773.6	12,773.2	12,008.1	10,606.0	12,117.7	6,906.6
Convertible bonds redemption premium	92.2	74.7	84.5	90.4	—	—
Total short-term debt	240.1	194.4	226.3	297.0	456.7	191.2
Total long-term debt	1,689.0	1,367.7	903.2	950.1	1,182.2	4.8
Shareholders’ equity	2,209.2	1,789.0	1,938.0	2,026.3	2,214.2	766.4
Minority interests	12.8	10.4	9.2	16.3	21.4	3.4
U.S. GAAP
Total long-term debt	1,689.0	1,367.7	903.2	950.1	1,182.2	4.8
Total assets	8,648.3	7,003.2	6,045.9	5,972.9	7,672.4	2,451.8
Shareholders’ equity	2,534.9	2,052.8	2,164.3	2,108.5	2,228.3	764.9

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on May 31, 2005 of U.S.$1.2349 per €1.00 for the year ended December 31, 2004.

(2)	Diluted number of shares for 2001 excludes 1,847,376 shares held by our subsidiary ISIS, which we cancelled subsequent to our merger with ISIS in 2002.

(3)	On May 13, 2005, the Company effected a one-for-four share split. All share and per share data under U.S. GAAP for period to and including that date have been retroactively adjusted to reflect this share split.
Exchange Rate Information
      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00. These rates are provided solely for the convenience of the reader and are not the rates we used in the preparation of our Consolidated Financial Statements included elsewhere in this annual report. We use the rate published by the Banque de France for our internal financial reporting. No representation is made that the euro could have been, or could be, converted into U.S. dollars at these rates or any other rate.

	U.S. dollars per €1.00

	Year/period	Average
	end rate	Rate(1)	High	Low

Yearly amounts
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
Monthly amounts
December 2004	1.35	1.34	1.36	1.32
January 2005	1.30	1.31	1.35	1.30
February 2005	1.33	1.30	1.33	1.28
March 2005	1.30	1.32	1.35	1.29
April 2005	1.29	1.29	1.31	1.28
May 2005	1.23	1.27	1.29	1.23
June 2005 (through June 24, 2005)	1.21	1.22	1.23	1.20

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.
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
Dividends
      We paid dividends for the five years ended December 31, 2004 as follows without giving effect to the one-for-four share split effected May 13, 2005:

					Total gross
				Avoir Fiscal	dividend
			Net dividend	per share	per share

	Distribution	Number of shares
Year	(in € millions)	as of December 31,	(in €)	(in €)

2004	79.5	24,110,654	3.30	1.00	4.30
2003	79.4	23,738,331	3.30	1.65	4.95
2002	77.3	23,408,004	3.30	1.65	4.95
2001	86.1	26,713,448	3.30	1.65	4.95
2000	50.9	16,029,305	3.30	1.65	4.95

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
Risks Related to Our Operations
We may fail to successfully execute large integrated services contracts, which could inhibit our margins.
      Our recent experience indicates that clients, particularly in the deepwater offshore sector, are increasingly developing larger, more technically complex turnkey projects and increasingly awarding the entire contract to a single project contractor. This trend has led us to bid for and win larger and more highly integrated projects. Competitors may, whether through consolidation or growth, present more credible integrated and/or lower cost solutions than we do, causing us to win fewer tenders. If we do not succeed in being awarded the contracts for these projects, we could fail to increase, or even maintain, our volume of order intake, net sales and net income.
      Execution of integrated projects that we succeed in obtaining presents risks. Larger average contract sizes may tend to concentrate our portfolio on fewer contracts, increasing the potential volatility of our results and exposure to individual contract risks. Managing large-scale integrated projects may also increase the potential relative size of cost overruns and negatively affect our operating margins. Additionally, while in the past we selectively bid on only those contracts related to the portions of a site which we believed had the best potential for high margins, large-scale integrated projects may cause us to assume potentially lower margin portions of a site as well.
We are exposed on turnkey contracts to significant construction risks that could cause us to incur losses.
      We derived approximately 87% of our 2004 net sales from lump-sum turnkey contracts. We expect that turnkey contracts will continue to account for a similar portion of our net sales. Under the terms and conditions of such contracts, we generally agree for a fixed price to design, build and install completed facilities which are delivered in a ready to operate condition. The actual expense to us of executing a lump-sum turnkey contract may vary substantially from the assumptions underlying our bid for several reasons, including:

•	unanticipated increases in the cost of equipment, materials or manpower;

•	delays associated with the delivery of equipment and materials to the project site;

•	unforeseen construction conditions creating unanticipated costs;

•	delays caused by local weather conditions; and

•	suppliers’ or subcontractors’ failure to perform.
      Under a lump-sum turnkey contract, however, we are generally unable to increase our price to reflect these factors, which are difficult to predict at the time of bidding. For these reasons, it is not possible for us to reliably estimate with complete certainty our final costs or margins on a contract at the time of bidding or during the early phases of its execution. If our actual expenses were to increase for these or any other reasons, we could experience reduced margins or even incur a loss on the contract.
Losses on one or more large contracts could reduce our net income or cause us to incur a loss.
      Our five largest contracts, all of which are turnkey contracts, represented 34% of our backlog as of December 31, 2004, compared to 30% of our backlog as of December 31, 2003 and 34% of our backlog as of December 31, 2002. We believe that our contract portfolio will continue to be relatively concentrated, and the expected increase in bidding for large integrated turnkey contracts is expected to contribute to continued concentration. If we do not achieve our expected margins or suffer losses on one or more of these large contracts, this could reduce our net income or cause us to incur a loss.

Because most of our sales are to companies in the hydrocarbon/petrochemical industry, a reduction in production-related capital spending in that industry could cause our projects to be postponed or cancelled and constrain our ability to grow or maintain profits.
      Demand for our services depends on the hydrocarbon/petrochemical industry’s capital expenditures for development of fields, refining of oil and gas and production of their derivatives. Net sales derived from this industry accounted for approximately 94.8% of our sales in 2004, 91.9% of our net sales in 2003 and 93.3% of our net sales in 2002. We estimate that the hydrocarbon/petrochemical industry will continue to account for a substantial majority of our net sales in the coming years. The prices of oil and gas on the world markets are a significant influence on the hydrocarbon/petrochemical industry’s capital expenditures. In the upstream segment of the industry, sustained reductions in oil and gas prices may reduce our upstream clients’ financial incentives to invest in new developments, with high-cost offshore developments and onshore gas-related projects generally being the most severely affected. In the downstream segment of the industry, sustained increases in oil and gas prices may put downward pressure on consumer demand for products derived from oil and gas, including gasoline, chemicals, synthetic fabrics and plastics. Any resulting reduction or slowing of demand reduces our downstream clients’ financial incentives to invest in additional production capacity. In both the upstream and downstream segments, sustained volatility of oil and gas prices can also cause capital expenditures to be postponed or cancelled.
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
Because we make sales and incur expenses in multiple currencies, exchange rate movements may cause us to incur losses when hedging on our exchange rate exposure is not sufficient.
      We report results in our consolidated financial statements in euro, while significant portions of our sales and expenses are denominated in currencies other than the euro, most significantly the U.S. dollar and the British pound sterling. To the extent that our expenditures and revenues are not denominated in the same currency, exchange rate fluctuations could cause some of our costs to grow higher than revenues on a given contract. Although we closely follow our exposure to non-euro currencies on a contract-by-contract basis and enter into hedging transactions in an attempt to reduce the risks of currency fluctuations, these activities are not always sufficient to protect us against incurring potentially large losses if currencies fluctuate significantly. Moreover, our ability to hedge during the bid process, prior to the awarding of the contract, is also limited because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient. In addition, the value of the derivative instruments could be impacted by adverse movements in foreign exchange rates, interest rates, commodity prices or due to the value and time period of the derivative being different than the exposures or cash flows being hedged.
One or more of our contracts for projects in Iran may be subject to U.S. sanctions, which could limit our ability to obtain credit from U.S. financial institutions and restrict our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities.
      As a foreign multinational corporation with operations throughout the world, we engage in activities in and with countries prohibited under U.S. law to U.S. citizens and persons subject to U.S. laws, including, in some cases, foreign persons and corporations. Under the U.S. Iran and Libya Sanctions Act of 1996, as amended in August 2001 (“ILSA”), the U.S. government may impose sanctions on companies that make statutorily defined investments in the petroleum industry in Iran. ILSA originally also applied to Libya. Recently, however, the President of the United States has made a determination that effectively suspends the application of ILSA with respect to Libya. As amended, ILSA requires the President of the United States to impose two or more of certain enumerated sanctions on any person or company, regardless of nationality, that makes investments in Iran of U.S.$20 million or more which directly contribute to the enhancement of Iran’s ability to develop its petroleum industries. There is a bill pending in Congress that would amend ILSA and eliminate the President’s authority to waive ILSA sanctions for persons with significant investment activity in the Iranian petroleum industry.
      We are engaged in activities in Iran, consisting principally of turnkey project management services. Our net sales in Iran during the year ended December 31, 2004 amounted to €218.3 million (approximately U.S.$271.4 million). As of December 31, 2004, we had a backlog amounting to approximately €237.3 million (approximately U.S.$295 million) in Iran. If the U.S. government were to determine that some or all of our activities in Iran are investments as statutorily defined by ILSA, the President of the United States under currently existing legislation would be granted discretion in determining which sanctions to apply, which can include restricting our ability to obtain credit from U.S. financial institutions or support from the U.S. Export-Import Bank, or restricting our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities. For a more detailed discussion of our operations in Iran and of U.S. and international sanctions, see “Item 4. Information on Technip — Segment and Geographical Breakdown of Net Sales and Backlog”.
Our revenues are subject to a significant number of tax regimes and changes in the legislation governing the rules implementing them or the regulator enforcing them in any one of these countries could negatively and adversely affect our results of operations.
      We have operations and staff in approximately 52 countries around the world. Consequently, we are subject to the jurisdiction of a significant number of tax authorities and regimes. The revenues recorded and income earned in these various jurisdictions are taxed on differing bases, including net income actually earned, net income deemed earned and revenue-based tax withholding. The final determination of our tax liabilities involves the interpretation of local tax laws, tax treaties and related authorities in each jurisdiction as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in tax law and currency/repatriation controls, could impact the determination of our tax liabilities for any given tax year.
Risks Related to the Engineering and Construction Industry
Because a large number of oil and gas projects are found in developing countries, political, economic and social instability in these countries could cause projects to be cancelled, postponed or subject to delays, which could increase our costs and reduce our future growth opportunities.
      Much of our business involves projects in developing or less developed countries that are experiencing or may experience political and social instability. For the year ended December 31, 2004, a majority of our net sales came from projects located in developing countries. Unanticipated political or economic events or social disturbances in developing or less developed countries could cause a material decrease in our profitability. For example, the Gulf War in 1990 and 1991 disrupted some of our projects, as have terrorist attacks in 2004 in Yanbu, Saudi Arabia. We cannot rule out the possibility that the current armed conflict in the Middle East will not delay or otherwise negatively affect our backlog and future business prospects in this region and elsewhere. Our Sincor refinery project in Venezuela was affected by general political and social unrest in that country, which delayed us from reaching several intermediate project milestones in 2000 and led us to constitute contract-specific reserves, which negatively affected our refining segment’s operating income for the year. With respect to any particular developing country where we have operations, we may face risks including expropriation and nationalization of our assets in that country, civil unrest, acts of terrorism, war or other armed conflict; natural disasters, including those related to earthquakes and flooding; inflation; currency fluctuations, devaluations and conversion restrictions; confiscatory taxation or other adverse tax policies; governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds; governmental activities that may result in the deprivation of contract rights; and trade restrictions and economic embargoes imposed. In response to some of the risks we face, we have adopted a policy of maximizing our insurance coverage by using government-sponsored and private export credit and insurance agencies and by matching our work progress and outlays to cash advances on all contracts. However, in the event of national or regional political instability, these insurance policies may be inadequate to prevent us from incurring a loss on contracts in progress, which could reduce our net income or cause us to incur a loss. Despite maintaining security and safety policies and structures for our personnel and operations in certain countries at substantial cost, no assurances can be made that they will be sufficient to prevent loss. Political instability may also result in fewer new project tenders meeting our criteria. For these reasons, political instability in developing countries could increase our costs and reduce our future growth opportunities.
Reduced availability of government-sponsored export financing could increase project costs to our clients and lead to fewer new projects and reduce our growth opportunities.
      We rely, to some extent, on government-sponsored or private export credit and insurance agencies, such as the French COFACE, the Italian SACE, the Dutch NCM, the Spanish CESCE and the U.S. Export-Import Bank, to assist our clients in obtaining financing for some major contracts. If this financing assistance were reduced from current levels, our clients might choose to undertake fewer projects. For this reason, a reduction in the number of new contract tenders would reduce our growth opportunities.
Sustained high raw materials and maritime freight prices increase our production costs and cost of goods sold, and we may not be able to pass the increased costs to customers.
      A significant portion of our raw materials costs are for steel, for which prices increased significantly in 2004, and for which there is not an effective futures market for us to hedge our exposure. Our ability to pass on increases in overall levels of raw materials prices, especially steel is limited given that we may be operating under turnkey contracts with fixed prices. Consequently, we estimate that in 2004 the increased cost of raw materials, especially steel products, and maritime freight had a negative impact of approximately 60 basis points on our operating income margin.
An adverse pricing environment, including renewed price pressure by our competitors could reduce the volume of contracts meeting our potential margin criteria and negatively affect our net income.
      Most of our contracts are obtained through a competitive bidding process, which is standard in the engineering and construction services industry. We compete primarily against major U.S., European and East Asian engineering and construction companies. While service quality, technological capacity and performance, health and safety and personnel, as well as reputation and experience, are strongly considered in client decisions, price is the major factor in most tender awards. In the past, our industry has been frequently subject to intense price competition. If pricing pressure were to reappear in the future, the number of tenders meeting our criteria for higher potential margins could decline, and our volume and net income could grow more slowly or decrease as our fixed costs increased in proportion to our revenues.
Our operations may cause substantial harm to persons, property and the environment, which could hurt our reputation and, to the extent they are not covered contractually or by insurance, could cause us to incur substantial costs.
      Our operations are subject to hazards inherent in providing engineering and construction services for the hydrocarbon/petrochemical industry, such as the risk of equipment failure, work accidents, fire or explosion. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage, pollution and environmental damage. We may be subject to claims as a result of these hazards. We may also be subject to claims resulting from the subsequent operations of facilities we have delivered. Our policy of covering these risks through contractual limitations of liability, indemnities and insurance may not always be effective. In some of the jurisdictions in which we operate, environmental and workers’ compensation liability may be assigned to us as a matter of law. Clients and subcontractors may not have adequate financial resources to meet their indemnity obligations to us. Losses may derive from risks not addressed in our indemnity agreements or insurance policies, or it may no longer be possible to obtain adequate insurance against some risks on commercially reasonable terms. Failure to effectively cover ourselves against engineering and construction industry risks for any of these reasons could expose us to substantial costs and potentially lead to material losses. Additionally, the occurrence of any of these risks could hurt our reputation.
Operations in facilities we have constructed or are constructing may cause the discharge of hazardous substances, which could result in significant environmental remediation costs and cause us to incur a substantial loss.
      We operate in a number of different jurisdictions that have various types of governmental laws and regulations relating to the discharge of oil or hazardous substances and the protection of the environment. Pursuant to these laws and regulations, we could be held liable for remediation of some types of pollution, including the release of oil, hazardous substances and debris from production, refining or industrial facilities, as well as other assets owned or operated by either our customers or our subcontractors. Environmental remediation costs could be significant and cause us to incur a substantial loss.
      Changes to environmental regulation, interpretation or enforcement thereof could result in increased costs and liabilities. For instance, the implementation of the European Directive of April 21, 2004 with regard to the prevention and remedying of environmental damage could increase our potential environmental liability.
Our operations are sensitive to severe weather conditions.
      We have business activities that could be materially and adversely affected by severe weather, particularly in the North Sea and Canada. Repercussions of severe weather conditions may require us to evacuate personnel or curtail services, damage a portion of our fleet of vessels resulting in the suspension of operations, damage our facilities, prevent us from delivering materials to our jobsites in accordance with contract schedules or generally reduce our productivity. During periods of curtailed activity due to adverse weather conditions, we may continue to incur operating expenses, but our revenues from operations may be delayed or reduced.
We could be adversely affected if we fail to keep pace with technological changes, and changes in technology could result in write downs of our assets.
      Our customers are seeking to develop oil and gas reserves in increasingly deep waters. To meet our customers’ needs, we must continuously develop new, and update existing, technology for the installation, repair and maintenance of offshore pipelines and structures. In addition, rapid and frequent technology and market demand changes can often render existing technologies obsolete, requiring substantial new capital expenditures and/or write downs of assets. Our failure to anticipate or to respond adequately to changing technology, market demands and/or customer requirements could adversely affect our business and financial results.
Our success depends on attracting and retaining qualified personnel in a competitive environment.
      We are dependent upon our ability to attract and retain highly qualified managerial, technical and business development personnel. Competition for key personnel is intense. We cannot be certain that we will retain our key managerial, technical and business development personnel or that we will attract or assimilate key personnel in the future. Failure to retain or attract such personnel could materially adversely affect our business, financial position, results of operations and cash flows.
Risks Related to Our Shares and American Depositary Shares (“ADSs”)
Fluctuations in the exchange rate between the U.S. dollar and the euro may reduce the U.S. dollar market value of our American depositary shares as well as the U.S. dollar value of any dividends we pay.
      We will pay any cash dividends in euro, and, as a result, exchange rate movements will affect the U.S. dollar value of these dividends as well as any other U.S. dollar distributions paid to you by the depositary if you hold our ADSs. Exchange rate movements will also affect the market value of our ADSs, which could alter their value to you.

Double voting rights of our shares and change of control provisions in our agreements may limit our shareholders’ opportunities to be offered a premium price for our shares by a potential acquirer.
      Under our current articles of association (statuts), our shareholders who hold their shares in the same name in registered form for at least two years have the right to two votes for every share thus held. As a result, new purchasers of our shares qualify to obtain double voting rights only after holding our shares in the same name in registered form for two years. See “Item 10. Additional Information — Shareholders’ Meetings and Voting Rights — Double Voting Rights”. As of December 31, 2004, 900,408 of our shares carried double voting rights, representing approximately 3.73% of our outstanding share capital and approximately 7.20% of our voting rights. We are also a party to a number of joint ventures, concessions, license arrangements and other agreements that contain change of control provisions. The double voting rights, capital-increase authorization and change of control provisions may make it difficult or undesirable for a potential acquirer to acquire a substantial percentage of our voting rights, and may therefore provide a defense against hostile takeovers or, more generally, may delay and impede a change in control in which our shareholders might receive a premium above the then-current market price for our shares held by them.
If you hold our ADSs rather than our shares, you will not be able to exercise all the rights our articles of association (statuts) provide to holders of our shares.
      If you hold our ADSs, you will not be able to qualify for double voting rights, and because of the additional time and administrative steps required to instruct the depositary on how to vote deposited shares held for you if you hold ADSs rather than shares, there may be instances where you will not be able to successfully exercise the voting rights related to your ADSs. In addition, it may also be more difficult for you to exercise your other rights as a shareholder if you hold our ADSs than it would be if you held our shares. For example, if we offer new shares and you have the right to subscribe for a portion of them, the depositary is allowed, at its discretion, to sell, for your benefit, the right to subscribe for new shares, instead of making it available to you. For a detailed description of your rights as a holder of our ADSs, you should read “Item 10. Additional Information — Description of Our American Depositary Shares”.

Item 4.     Information on Technip
Overview of Our Business
      We are a leading worldwide provider of engineering, technologies and construction services for the oil, gas and petrochemical industries. In 2004, we believe we were among the world’s top five full-service engineering and construction groups in the field of oil and gas (hydrocarbons) and petrochemicals based on our annual net sales of €5.14 billion (source: Engineering News Records, August 2004).
      Our core business activity is in the hydrocarbon/petrochemical industry and covers offshore and onshore field development, gas processing and liquefaction, refining, onshore pipelines and petrochemicals. We are one of the most highly integrated groups providing engineering, technologies and construction services to the hydrocarbon/petrochemical industry worldwide, and, backed by extensive industrial assets, we are particularly well positioned in the offshore/deepwater area.
      We are also actively developing activities in non-hydrocarbon/petrochemical sectors such as fertilizers, chemicals, life sciences, power generation and other growth-market industries.
      With 47 years of experience in the design and construction of large industrial facilities, a wide range of state-of-the-art technologies and operational bases spread over 5 continents, we are able to manage all aspects of major projects, from front-end engineering design to turnkey delivery. Turnkey projects, under which we design and deliver a “ready-to-use” facility to our client for a lump-sum price, accounted for a substantial majority of our 2004 net sales. We execute turnkey projects involving industrial infrastructure as varied as onshore and offshore production and storage facilities, oil refineries and petrochemical plants. In addition to our turnkey activities, we manufacture highly specialized equipment and provide engineering, consulting and other services.
      We generated more than 82% of our net sales in markets outside the European Union in 2004. Our main engineering and business centers outside of France are located in Italy, Malaysia, Germany, the United Kingdom, Norway, Finland, the United States, The Netherlands, Brazil, Abu Dhabi, China, India and Australia. Our manufacturing plants (flexible pipelines, umbilicals, robotics) and construction yards are located in France, Brazil, the United Kingdom, Norway, the United States, Finland, Nigeria and Angola. Our staff consists of approximately 19,000 full time employees based in approximately 52 countries around the world, and we run a world class fleet of 14 offshore construction vessels.
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
      During our 47 years of operations, we have designed and supervised the construction of over two thousand facilities in more than 115 countries. Our roster of clients includes industry leaders such as BASF, BP, Chevron Texaco, Dow Chemicals, Exxon Mobil, Shell, Total, and numerous national energy companies including ADNOC, PDVSA, Petrobras, Qatar Petroleum and Saudi Aramco. We have been publicly traded in France since 1994 and our shares are currently trading on Eurolist by Euronexttm. We have been publicly traded on the New York Stock Exchange since 2001, and are fully committed to providing state-of-the-art engineering services while increasing shareholder value.

The Industry in Which We Operate
      We derived 94.8% of our net sales in 2004 from goods and services provided to the hydrocarbon/petrochemical industry. We are active both in the Offshore segment of this industry, which consists of the engineering and construction of facilities for the production of oil and gas from offshore fields, and in the Onshore/Downstream activities, through the engineering and construction of gas treatment units, oil refineries and chemical plants. Demand for our services in this industry depends principally on the rate of new capital spending on production and processing facilities.
      We expect strong growth in capital spending on hydrocarbon field development (referred to as “upstream” activities in our industry), particularly on deepwater projects (depths of 500 meters or more). We have a complete portfolio of technologies to allow our clients to develop deepwater oil and gas reserves while minimizing their costs. Notable among these are our floating offshore platforms, including the Extendable Draft Platform (or EDP) and the Spar especially designed for our clients’ deepwater projects.
      We also supply and install undersea pipeline and equipment for the development of fields at depths of up to 2,500 meters. See “— Offshore Activities — Subsea Oil Field Services”. While offshore production of oil and gas remains more costly than onshore production in the more competitive regions such as the Middle East, we believe that the development of deepwater reserves is an essential contribution to the world supply of oil and gas. We believe that the extension of upstream activities to deepwater fields presents an opportunity to those firms capable of providing innovative engineering solutions and management skills.
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
      Our activities have developed in three principal industrial activities (Offshore, Onshore/ Downstream and Industries), with the following contributions to net sales in 2004 and backlog as of December 31, 2004:

Offshore: Net Sales of €2,487.2 million in 2004
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

Onshore/ Downstream: Net Sales of €2,385.1 million in 2004
      Since our founding in 1958, we have participated in over 2000 Onshore/ Downstream projects throughout the world. We have also designed and built 27 complete refineries and extended and modernized 170 existing plants. Together, we have worked on more than 600 individual refinery units and more than 100 gas processing units, including the world’s largest sulfur recovery complex, as well as nine fully integrated petrochemical complexes and over 330 units producing basic chemicals and derivatives and over 200 fertilizer production units.

Industries: Net Sales of €268.7 million in 2004
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

Strategy
      Our overall strategy can be summarized as follows:

•	in a stable market experiencing historically high activity levels, to make 2005 a year during which we maintain our Offshore sector’s market position, consolidate our presence in western Africa and reinforce our business in the Brazilian market, which is experiencing renewed activity;

•	to actively participate in natural gas markets, which are experiencing strong growth, particularly in the Middle East, with respect to gas treatment and separation, liquefied natural gas (“LNG”) and gas-to-liquids (“GTL”) projects;

•	to continue environmental upgrades of refineries, especially in Europe, and to execute new refinery construction projects in Asia and the Middle East;

•	to follow the evolution of the petrochemical cycle, which should see a recovery in investments in 2005; and

•	to maintain an equilibrium in terms of revenues between our Offshore and Onshore/ Downstream Activities (the latter including Industries Activities).
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
      Acquisition of the Deepwater Division of Aker Maritime. In 2001, Coflexip acquired the Deepwater Division from Aker Maritime. The Deepwater Division was composed of a number of companies specialized in the engineering and manufacture of floating production systems for subsea and deepwater field developments. The Deepwater Division has its principal places of operation in the United States, the United Kingdom and Finland. It also operates in Nigeria, the Caspian Sea and Australia.
      Acquisition of Coflexip. In 2001, we executed our combination with Coflexip, which allowed us to become an integrated world leader with critical mass in each of our core businesses. The combination also allowed the amalgamated Group to significantly increase operations and extend our industrial offerings, clients and geographic reach.
      Nargan. In April 2002, we acquired a 20% interest in Nargan, an Iranian engineering company, which has been maintained at 20% through capital increases.

      Angoflex. In July 2002, we entered into a partnership agreement with Sonangol to prepare the constitution of a jointly owned subsidiary, Angoflex Limitada, for the manufacture of umbilicals at the Sonamet facility located at Lobito, Angola which was inaugurated in March 2004.
      Merger with ISIS. In June 2002, our shareholders approved a merger with our subsidiary ISIS. Prior to the merger, we held a 99.05% interest, which was acquired as a result of a public exchange offer in June 2001 to acquire control of Coflexip, in which ISIS held a substantial interest.
      Disposal. In January 2003, our former headquarters located at La Défense (near Paris, France) were sold.
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
      Agreement with Capiton AG. In December 2003, Technip Germany GmbH signed an agreement with Capiton AG for the sale of its shares in Essener Hochdruck Rohrleitungbau GmbH.
      Oceanide Acquisition. In April 2004, Technip Offshore International acquired 28.9% of the share capital of Oceanide, a French engineering company specializing in offshore/onshore engineering and manufacture of test models.
      Dirpar. In April 2004, Dirpar S.p.A. and us, holding 5% and 95% of the share capital of Infrastrutture e Gestioni S.p.A. respectively, sold all shares in the Company to New Corporation Finance S.p.A.
      Non-strategic assets. As part of our program of disposing non-strategic assets, we sold our mooring division to Acteon. This transaction, which occurred on October 27, 2004, affected our assets primarily based in Louisiana.
      KTI S.p.A. In November 2004, Technip Italy S.p.A., owner of 100% share capital of Technip KTI S.p.A., sold 75% of the share capital in the Company to KTI Management S.p.A.
      CSO Deep Pioneer. During 2004, the Group exercised its option to purchase the vessel CSO Deep Pioneer from Smit International as part of our effort to reinforce capabilities in the Deepwater market.
      EHR and IG S.p.A. During 2004, we disposed of two companies, EHR and IG S.p.A.
Sectors of Activity
      We design and construct industrial and service facilities for a large number of industries, with a particular emphasis on the hydrocarbon/ petrochemical industry. Net sales derived from the hydrocarbon/ petrochemical industry accounted for approximately 94.8% of our total net sales in 2004, compared to 91.9% of our total net sales in 2003 and 93.3% of our net sales in 2002. Within the hydrocarbon/ petrochemical industry, we manage our activities through two segments: Offshore and Onshore/ Downstream. A third sector of activity consists of engineering and project management services for diverse industries unrelated to hydrocarbon/ petrochemicals. In each of these activities we have developed specific engineering and technological capabilities. Our standard project management model summarized below, however, applies to all of them.
      Our role on a project is to act as “general contractor”. We provide engineering design, equipment procurement and construction management services. However, with limited exceptions, we do not consider ourselves to be a construction or manufacturing firm. Construction work is generally subcontracted to specialized firms, while equipment is typically acquired through competitive bidding processes. Our employees are principally involved in design work, procurement of equipment and supervision of construction. In most cases, we manage the project for our client from the drawing board to the delivery of an operational facility, frequently also helping to arrange financing. In other cases, our scope of work is limited to the provision of engineering services corresponding to specific client needs. A detailed discussion of our turnkey contract project management, as well as our services and manufacturing operations, is found at “— Description of Our Operations” below, following “— Segment and Geographical Breakdown of Net Sales and Backlog”.

Offshore Activities
      In 2004, we generated net sales of €2,487.2 million or 48.4% of our total net sales, from Offshore Activities as compared to €2,209.7 million, or 46.9% of total net sales in 2003, and €2,125.0 million or 47.7%, in 2002. As of December 31, 2004, our Offshore Activities represented approximately 41.4% of our total backlog.
      We provide integrated design, engineering, manufacturing and construction services in the offshore oil and gas sector. We are capable of executing integrated offshore projects, covering the engineering and execution of both the surface and subsea parts of a project and a wide range of services. Our capabilities encompass the design and manufacture of platforms, either fixed or floating, the design, procurement and installation of subsea umbilical risers, equipment, pipelines and flowlines. Those capabilities are complemented and fully integrated through advanced global project management skills. Our expertise is well recognized in the field of offshore operations where we propose innovative solutions based on proprietary designs and products such as floating facilities, flexible pipe, umbilicals and robotics. Those solutions are supported by a fleet of 14 pipelay and construction vessels. These subsea activities accounted for 66.3% of our Offshore segment backlog as of December 31, 2004 (or €1,860 million).
      We have technology and expertise in surface platform design and construction such as our Spar floating platforms for deepwater exploration, and we have reinforced our expertise in process and naval architecture. Our floaters activities accounted for 33.7% of our Offshore segment backlog as of December 31, 2004 (or €944 million).
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

Subsea Oil Field Services
      The engineering, manufacture and installation of the equipment connecting subsea wells to the surface platform are frequently referred to as subsea umbilicals, risers and flowlines (“SURF”) activities. SURF activities have historically been at the core of our Offshore Activities. As an alternative to placing the wellheads on a surface facility, subsea developments use wellheads placed directly on the seabed and connected to platform-based surface facilities through flexible or rigid subsea pipelines. These wellheads are remotely controlled from the surface through umbilicals (underwater conduits that carry hydraulic or electrical power, data signals and well service fluids). We offer the turnkey delivery of SURF systems, involving our oversight of suppliers and subcontractors and including our own submarine services such as pipe laying, subsea construction, and the manufacture and supply of critical equipment, including umbilicals and flexible pipe. Our clients seek to develop fields in increasingly deep waters, requiring constantly evolving engineering and technology. We help our clients to expand the range of economically viable production, as demonstrated by our contract to install pipes in Angola at record depths.
      To support our installation of SURF systems, we maintain one of the world’s most advanced fleets of subsea pipelay and construction vessels. In addition, some governmental regulations (such as in the North Sea) may require burial of subsea pipeline beneath the ocean floor and therefore we also provide trenching services to our clients. Our subsea installation and maintenance activities frequently require us to use divers or remotely operated vehicles (“ROVs”) deployed from construction vessels. Our pipelay vessel CSO Deep Blue provides significant capabilities in the deepwater environments of the Gulf of Mexico and West Africa. For a description of our fleet of construction vessels, see “— Property, Plant and Equipment — Marine Service Vessels”. In addition to the engineering and installation of new systems, our SURF activities also encompass inspection, maintenance and repair of existing subsea infrastructure.
      Subsea oil field services are highly specialized. While no company participates in all segments of the subsea oil field services industry, a number of companies, including the Group, provide a broad range of the industry’s products or services. See “— Project Tenders and Competition”.

Surface Facilities
      We design and construct fixed and floating drilling, production, processing, and living quarter platforms for the development of offshore and deepwater oil and gas fields. In addition to more traditional approaches, we offer proprietary technological solutions such as Spar and floating Extendable Draft Platforms (“EDP”), self-installing fixed platforms (TPG 500) and floater installation methods (UNIDECK), which do not require the use of costly installation equipment such as heavy lift barges as well as innovative solutions such as float-over.
      Fixed Platforms. The TPG 500 is a self-installing high-capacity fixed platform that is constructed, equipped and tested onshore and then towed to site. Once on site, the platform’s legs are jacked down to the seabed up to 150 meters deep and the hull is subsequently raised into its final position. Under favorable conditions, start-up of operations can commence as early as five days after the TPG 500 arrives on site. Although the TPG 500 is a fixed and not floating structure, the installation can be reversed and the platform re-installed at a new site. Unlike our TPG 500, the typical fixed platform involves substantial offshore construction and commissioning and significant removal costs.
      Floating and Semi-submersible Platforms. The Spar is a floating deepwater drilling and production platform, based on a technology co-developed and jointly owned by us and J. Ray McDermott. The structure comprises a hull with a circular cross-section that sits vertically in the water and is supported by buoyancy chambers at the top and stabilized by a midsection structure hanging from the hard tanks. If necessary, stability may be supplemented by solid ballasts placed in compartments at the keel. The vessel is held in place by a taut catenary mooring system, providing lateral station keeping. The Spar platform uses “dry-tree” technology, where the wellhead equipment is located on the platform rather than on the seabed.
      Our Spar platforms constitute an important component of our business strategy for floating production platforms. In addition to our Spar platforms, we have also developed the EDP, a self-installing high-capacity semi-submersible platform for depths up to 1,000 meters, suitable for use in West Africa, the Gulf of Mexico, Brazil and deeper North Sea fields. We are evaluating the EDP concept as a technical solution for a West African deepwater offshore development.

Industry Considerations
      We believe that the market for the development of offshore fields, particularly in deepwater (depths exceeding 500 meters), will experience significant growth in the next several years, and are therefore focusing on the regions of West Africa, the Gulf of Mexico, Brazil and South East Asia. The commercial successes in 2003 and 2004 of such projects as the P51 and P52 platforms in Brazil as well as the Otway gas project in Australia demonstrate the success of our strategy to provide integrated services, pursued since our acquisition of Coflexip. The compatibility of the assets and the competencies in our Offshore Activities have allowed us to offer integrated solutions to clients who can now depend on one project contractor to carry out all aspects of offshore development.

Offshore Strategy
      Our Offshore activity strategy aims to:

•	defend our leadership position in the SURF sector;

•	benefit from the anticipated upswing in Brazil, especially in flexible pipe deliveries; and

•	enhance our position in the area of floating platforms, following the major successes in 2003 of Dalia FPSO (Angola) and P52 (Brazil) followed in 2004 by P51 (Brazil) and the Spar Constitution (Gulf of Mexico).
Onshore/ Downstream Activities
      In 2004, we generated net sales of €2,385.1 million, or 46.4% of our total net sales, from our Onshore/ Downstream Activities as compared to €2,119.0 million, or 44.9% of total net sales in 2003 and €1,938.6 million, or 43.5%, in 2002. As of December 31, 2004, our Onshore/ Downstream sector accounted for approximately 55.4% of our total backlog.
      Onshore activities include both upstream activities, such as the production and transport of oil and gas on land, gas treatment and liquefaction plants, and downstream activities, such as oil refineries and petrochemical and fertilizer plants. Our Onshore/Downstream Activities consist mainly of the design and implementation of production, refining and treatment units. We also design and build related utilities and offsite facilities such as hydrogen and power production units and storage facilities.
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
      Pipelines. Since 1960, we have completed more than 140 onshore pipeline projects in over 40 countries, amounting to an aggregate length of 18,000 km of pipeline. We build pipeline systems principally for natural gas, crude oil and oil products, water, liquid sulfur and slurry. Through our subsidiary Technip Germany, we are one of the most experienced pipeline builders in the world and have completed projects in the most severe environments, including desert, tundra, mountain and swamp. We have also entered into a joint venture, MERP B.V. with Maats B.V. of The Netherlands, for the rental of pipeline construction equipment. MERP’s rental fleet is one of the largest in the world.
      Natural Gas Treatment and Liquefaction. We are a global sales leader in the engineering and construction of infrastructure for the natural gas industry, with over 40 years of experience in the engineering of innovative solutions for our clients. An early pioneer in the field of natural gas liquefaction with the construction of the first high-capacity liquefaction facility at Arzew, Algeria in the early 1960s, we continue to be a global leader in LNG, having been awarded in joint venture with Chiyoda the world’s second largest LNG project (Qatar Gas II) in 2004. We are also very well positioned on the emerging market of Gas-To-Liquids (GTL) since we won the first-ever large scale GTL plant in Qatar (“Oryx”) in 2003. We also have a long record with our treatment plants (treatment, LNG extraction, sulfur recovery), notably using recently developed technologies derived from our Cryomax® technology (using cold temperatures to separate gases).
      We have access to the relevant technologies under license in all major methods of natural gas treatment. We also have an in-house cryogenic technology, Cryomax®. We are specialized in the extraction of sulphur from natural gas, and lead the industry in terms of installed capacity, including 10 gas treatment plants with capacities of over 400 million cubic meters each and the world’s largest sulfur recovery facility. Additionally, through our Cryomax® technology, we are specialists in the highly efficient recovery of C2 and C3 hydrocarbons from natural gas and the refinery of gases.
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

      We are a leader in the design and construction of hydrogen and synthetic gas production units and sulfur recovery units. Hydrogen and synthetic gas are used to distill and process refinery products and petrochemicals. Since 1992 we have participated in a global alliance with Air Products & Chemicals for the supply of high-purity hydrogen to the refining industry. High-purity hydrogen is critical for reducing the sulfur content in diesel and gasoline thus meeting stringent environmental standards. Since our founding, we have been involved in the construction of over 200 of these units worldwide for the refining and related industries. Based on publicly available information, we have built about 40% of the world’s “over-the-fence hydrogen capacity”. Natural gas deposits generally have an undesirably high sulfur content that must be recovered as part of processing. Based on publicly available information, we have built approximately 30% of the world’s installed sulfur recovery capacity.
      Petrochemicals. In the field of petrochemicals, we have completed 10 turnkey contracts for major fully integrated petrochemical complexes. We have also designed and built a large number of individual petrochemical units, including 30 steam-cracking units, over 120 aromatics units, over 100 intermediate product units and 130 polymer units, including 62 polyolefin units.
      Ethylene. Our competitive position in the field of petrochemicals was greatly enhanced in 1999 with our acquisition of KTI from the Mannesmann group. KTI (through the companies now known as Technip USA, Technip Benelux and Technip KT India) had been a frequent joint venture partner of ours since 1978, especially in projects related to ethylene production, which combined our respective technologies in ethylene cracking furnaces and cryogenic gas. We are now one of the few contractors to have our own ethylene production technology and we are currently working on the construction of the largest steam-cracking unit to be built in the world to produce ethylene.
      Polyethylene/ Polypropylene. We are a global leader in the construction of both polyethylene units and polypropylene units in terms of the number of plants we have constructed. We believe that we have designed and built 14% and 8%, respectively, of the world’s current production capacities of polyethylene and polypropylene.

Industry Considerations
      Gas demand is expected to increase more than any other energy source by 2030 (an increase of 87% over the 2002-2030 period according to the International Energy Agency). We believe in a strong development of the gas market and, in particular, in LNG demand, which according to the International Energy Agency should grow from 150 billion cubic meters per year in 2002 to 680 billion cubic meters per year in 2030 (an increase of 350%).
      Growth in the global demand for natural gas is linked to its qualities adapted to the new concerns for environmentally friendly products. Growth is mainly led by the use of gas for electricity generation and will lead to the construction of new gas treatment and liquefaction capacities, as well as gas pipelines. We believe that over the next few years, the development of GTL technology will become important as it will allow the on-site conversion of gas reserves to high quality fuels.
      In a number of countries, new environmental regulations will require the revamping of existing refinery infrastructure, particularly over the period from 2005 to 2007 when these regulations will become more restrictive and from 2005 with the implementation of the Kyoto Protocol to reduce carbon dioxide emissions.
      The petrochemical industry should enter into an upswing in its cycle of activity, following weak demand for its main products, coinciding with the entry into service of new production capacities. Europe’s share of petrochemical expenditures should decline relative to that of Asia, in particular India and China, due to increasing growth in the region, and to that of the Middle East, which having inexpensive raw materials, is particularly competitive in the export market.

Onshore/Downstream Strategy
      Our strategy for growth in the Onshore/ Downstream activity centers on the following objectives:

•	capture expected growth in demand for gas projects to enhance our current leadership in the treatment, separation and liquefaction of gas, and to develop our position in GTL projects, for example, the expansion of the project we are currently developing in Qatar; and

•	emphasize refining and petrochemical projects with a high value-added component tied to their technological content as well as their status as large turnkey contracts.
Industries Activities
      We offer engineering and construction services to other industries. Among the projects we have completed, we count fine chemicals and pharmaceuticals facilities, chemicals, fertilizers and agro-industrial plants, power generation plants, cement plants, mining and metal facilities, as well as numerous projects in buildings and infrastructures. Our Industries Activities are based on contracts, which, on the average, have a shorter life cycle than contracts in the hydrocarbons/ petrochemicals field. These are sometimes turnkey contracts, but more often they are service contracts.
      In 2004, we generated net sales of €268.7 million, or 5.2% of our total net sales, from the Industries Activities compared to €382.4 million, or 8.1% of total net sales in 2003 and €388.7 million, or 8.7% of total net sales in 2002. As of December 31, 2004, the Industries Activities represented approximately 3.2% of our total backlog.
      Life Sciences. We have successfully completed a large number of projects in the pharmaceuticals, cosmetics, veterinary and bio-industry segments. These projects include research centers, quality control laboratories, pilot units and production facilities for fine chemicals, intermediates and finished products for most of the major players in the pharmaceutical industry.
      Chemicals. We are one of the world’s leading groups in the design and construction of chemical production plants using internationally recognized state-of-the-art-patented technologies. We have designed and built units in the three main sectors of fertilizers, chlorine and chlorinated derivatives, and agrochemicals. Due to numerous technological alliance agreements signed with major internationally recognized groups, we have reinforced our ability to provide engineering services and to manage these projects. These alliances give the Group access to the most recently developed technologies in this sector.
      Power Generation. We are present on the market for power plants mainly through our affiliates in Italy. Our expertise has been recognized through numerous projects in Europe and the Middle East. Since January 2004, we have been executing a turnkey contract for the construction of an 800 MW combined cycle power generation plant in Italy.
      Metals. We have successfully completed several projects in the production of metals, and our expertise is well recognized by major companies for both aluminum smelters and alumina refineries. Through the execution of projects in Venezuela and Africa, we have been consolidating our position in this field of activity. In addition, with the start of a project in New Caledonia for a nickel smelter we are further developing our activities in Metals, thus strengthening our position as one of the leaders in this field of activity.
      Aeronautic and Space Industries. We have successfully completed several projects for the aeronautic and space industries: industrial buildings, assembly hangars and assembly workshops. Outstanding references include: a booster plant for Ariane 5 at Kourou for the CNES and the European Space Agency, as well as several test benches and wind tunnels for various industrial clients.
      Cement. Our cement division designs and constructs cement plants. We also carry out major plant expansions and modernization programs for existing units throughout the world. Our patented technologies and optimized processes give us an important competitive edge. The main projects carried out by the Group include several grassroots plants as well as plant expansions and modernizations.

      Industrial Buildings and Infrastructures. Working in partnership with major architectural firms, we carry out projects for industrial and service buildings featuring a strong architectural image. Major references in this sector include the French National Library, Disneyland Paris, Renault’s Technocenter, the 7,000-seat Zenith theater in Rouen and Jussieu University in Paris. We also provide services for hospital projects, urban tramways, headquarter buildings and upscale shopping malls. In 2004, at Toulouse, the final assembly hangar for the gigantic Airbus A380 — for which we, as leader of a consortium, provided project management and engineering services — was inaugurated. This reference has already paved the way for our involvement in maintenance centers for the A380 in Dubai.
     Industry Considerations
      While energy prices influence economic activities overall, the industries identified above are not necessarily subject to the same cycles as the hydrocarbon/petrochemical industry. This allows us to diversify our exposure to the hydrocarbon/petrochemical sector.
     Industries Strategy
      Our strategy for growth in this activity consists of increasing our sales more rapidly than the sales for the Group as a whole, by mobilizing our technical know-how in the management of projects in fields such as life sciences, chemicals, mining and metal, power generation and architectural engineering.
Segment and Geographical Breakdown of Net Sales and Backlog
     Net Sales by Activity
      We carry out our engineering and construction activities in three segments. The following table sets forth our consolidated net sales broken down by segment for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,

	2004	2003	2002

	(in € millions)
Offshore Activities	2,487.2	2,209.7	2,125.0
Onshore/ Downstream Activities	2,385.1	2,119.0	1,938.6
Industries Activities	268.7	382.4	388.7

Total	5,141.0	4,711.1	4,452.3

     Net Sales by Geographic Zone
      We carry out our engineering and construction activities worldwide. The following table sets forth our consolidated net sales by geographic zone for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,

	2004	2003	2002

	(in € millions)
Europe/ Russia/ Central Asia	1,278.9	1,138.2	1,196.6
Africa/ Middle East	2,553.8	2,150.3	1,482.0
Americas	929.4	1,078.1	1,328.5
Asia Pacific	378.9	344.5	445.2

Total	5,141.0	4,711.1	4,452.3

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
      In 2002, Venezuela adopted new legislation relating to hydrocarbons that allows foreign investors to obtain Downstream assets. This new legislation also increases the rate of fees due to the State by production companies using the country’s reserves and require the state-owned company, Petroleos de Venezuela SA, to hold at least a 51% interest in all exploration and production joint ventures.
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
      Under ILSA, amended in August 2001, the President of the United States has the authority to grant waivers under certain circumstances, including those in the national interest of the United States. The United States government reached an understanding with the European Union in 1997, whereby the United States committed to work with the EU toward granting EU member states and companies waivers under ILSA. However, we cannot predict future interpretations by, or the implementation policy of, the U.S. government with respect to ILSA.
      An amendment to the ILSA is currently before the U.S. Congress. If passed in its current form, this amendment would restrict the ability of the President of the United States to grant waivers for sanctions against individuals with important investment interests in the Iranian oil sector.
      In addition, under U.S. executive orders and regulations, U.S. origin goods, technology and services may not be exported or reexported to Iran. Any person involved in any prohibited export or reexport may be placed on the U.S. Commerce Department’s “Denied Persons List”, as well as incurring other administrative and/or criminal penalties.

Backlog by Segment of Activity
      Backlog consists of the uncompleted portion of contracts in force, which we define as signed contracts for which all pre-conditions to entry into force (such as proof of financing) have been met. Contracts in the Offshore and Industry activities tend to enter backlog almost immediately, while in the Onshore/ Downstream segment, because of the larger contract size and more complicated financing arrangements, it is not unusual for several months to pass before a signed contract can be entered into backlog. Our backlog does not include contracts which we have signed but which do not meet these criteria. Our backlog includes only our proportionate share of joint venture contracts. To the extent work on these contracts advances, they are progressively removed from backlog. The following table sets forth our consolidated backlog by sector activities as of December 31, 2004, 2003 and 2002. Backlog is not an audited measure.

	As of December 31,

	2004	2003	2002

	(unaudited, in € billions)
Offshore Activities	2.80	2.89	1.76
Onshore/ Downstream Activities	3.76	3.91	3.63
Industries Activities	0.22	0.38	0.39

Total	6.78	7.18	5.78

     Backlog by Geographical Zone
      Broken down by geographic zone, 61.1% of our backlog as of December 31, 2004 was attributed to Africa and the Middle East, 16.2% in the Americas, 15.9% in Europe, Russia and Central Asia and 6.8% in Asia Pacific.
      As of December 31, 2004, our five largest contracts accounted for approximately 34% of our total backlog, representing €2.3 billion, as compared to approximately 30% at the end of 2003 and 34% at the end of 2002.
Description of Our Operations
     Contract Project Management
      Our project contractor activities expose us contractually to significant construction and cash flow risks. To mitigate these risks, we have developed stringent risk controls, including selectivity as to the projects we bid on, and implemented a disciplined management of cash flows, both on a contract-by-contract and on a global basis. We believe that our past ability to manage these risks has been a key factor in our ability to successfully provide turnkey solutions for our clients.

Turnkey Projects
      Our clients are generally not specialized in construction and are primarily interested in obtaining the timely delivery of a completed and operational industrial complex without significant involvement on their part. Turnkey projects allow our clients to achieve this result by delegating to the turnkey contractor the responsibility for designing and executing major facilities of an industrial complex within an agreed budget and timetable. An increasing number of companies offering turnkey services competing for one project have become involved in the offshore production area where the unit size of contracts has grown significantly. The 1995 N’Kossa field development project in Congo’s territorial waters, for example, generated 50 separate turnkey contracts. In recent calls to bid, it has become commonplace for Offshore developments to divide a project into drastically fewer contracts, such as in the case of Dalia development in Angola, or even to award the project in its entirety to only one contractor.
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
      Substantially all of our turnkey projects are under “lump-sum” contracts that fix an all inclusive lump-sum price for the project. Lump-sum contracts have several advantages for our clients: the delivery price is known in advance and in most cases cost overruns are absorbed by the project contractors and the typical penalty structure encourages timely delivery. From our point of view, while lump-sum contracts entail business and financial risks, notably by requiring us to absorb some of the cost overruns, they also allow us to appropriate any of the three types of cost savings which we generate during the life of the project: technical studies, the procurement of equipment and the management of worksites. Because of these business and financial risks, we cannot generally estimate the margins of our lump-sum turnkey contracts accurately until a substantial portion of the work has been completed.

“Cost Plus Fee” Contracting
      Another type of contractual arrangement common in our industry is “cost plus fee” contracting, or service contracting. Under cost plus fee contracts, the project contractor passes the design, equipment and construction costs on to the customer after adding a predetermined percentage profit margin. Contrary to turnkey projects, the equipment, materials and construction are not paid for through a lump sum fee, but are directly ordered and paid for by the client. While cost plus fee contracts often contain performance bonuses and penalties, much of the bid negotiation is focused on the percentage profit margin, with relatively little reward to the contractor for efficient project management and relatively little guarantee for its client against cost overruns. The current international market for engineering and construction services primarily involves lump-sum turnkey contracts due to the requirements of financial institutions. Cost plus fee contracts remain common in the United States and some European countries.

Single Project Joint Ventures
      Typically, we bid for projects as the sole general contractor of the project. As sole general contractor, we have full responsibility vis-à-vis the customer for all aspects of the project, including the selection and supervision of subcontractors. For some larger or more technical projects, we participate (often as the general contractor of the projects) in single-project joint ventures with other contracting, engineering and construction companies to share risks and combine financial, technical and other resources. In 2004, approximately 17% of our sales were generated from joint venture projects. By way of example, recent joint venture projects that we have participated in include the Cakerawala offshore gas development project, through a consortium including Technip Malaysia (with a 35% stake in the consortium), Saipem (with a 13% stake in the consortium) and Samsung (with a 52% stake in the consortium), and the OGD II gas treatment complex, through an equally-owned joint venture with Bechtel. In both cases, we were the leader of the joint ventures.
      In a single-project joint venture, each member of the joint venture shares the risks and revenues of the project, according to predetermined rules. Joint ventures often impose joint and several liabilities on the partners, under which we could become liable for a failure to perform on the part of our joint venture partners. These single-purpose joint ventures last only as long as the construction project, which is frequently longer than one year on major construction projects. Construction joint ventures undertaken to complete a specific project are liquidated when the project is completed.

Alliances
      Additionally, we occasionally form alliances with our oil and gas customers whereby we are able to share a portion of the risk and reward of a project. Contrary to a traditional turnkey contract, a target price for the project will be set and savings and costs overruns will be shared. However, we share any savings below, or cost overruns above the target price with our customer. Alliances often allow us to streamline the project by working on an integrated basis with our customer. In addition, alliances allow us to strengthen our customer relationships, be involved in a project at an earlier stage and participate in technological choices. Over the last three years, we have participated in several alliance contracts with European oil and gas companies.

Execution of a Turnkey Project
      As turnkey project contractor, we coordinate the principal functions in the engineering and construction process:

Financial Engineering	Our teams assist clients in obtaining external project finance before work commences.

Engineering Design	Our engineering services draw on our internal engineering staff and our selected technologies to design the facility.

Procurement	Our project teams source equipment from outside manufacturers through competitive bidding.

Construction	Our project teams select and oversee outside construction companies.

Commissioning, Start-up and Performance Tests	Our commissioning/start-up service verifies the readiness of the facility and starts operations. Once start-up and performance tests are successfully completed, our role in the project is over.
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

Financial Engineering
      Through our financial engineering teams located in Paris, Rome, Kuala Lumpur, Houston, Düsseldorf, The Hague, Aberdeen and Rio de Janeiro, we help our clients arrange financing by seeking out and negotiating financing under the most appropriate structure for each project. We promote a broad range of financing instruments:

•	export credits from multiple national export-import authorities;

•	co-financing with multinational financing institutions;

•	structured trade finance;

•	international commercial credit;

•	local funding; and

•	letters of credit.
      Our active involvement in the financial engineering of the project is essential on many fronts. The presence of a well-regarded project contractor adds credibility to the project for financial institutions. Our financial engineering team is experienced in matching projects to appropriate financing structures. Finally, our project management teams are experienced at planning our procurement and subcontracting around the national content requirements of national export-import authorities. As a matter of policy, however, we do not ourselves participate in arrangements which would require us to make an investment in the financing of the project.
      Examples of recently arranged client finance include:
      Chile: U.S.$26 million for a hydrogen unit (commercial bank loan);
      Oman: U.S.$536 million for a nitrogen fertilizer plant (export credit guaranteed by Coface and Sace, with a standby letter of credit);
      Brazil: €65 million for the supply and laying of flexible pipe for an offshore field (Coface export credit);
      Turkmenistan: U.S.$446 million for a cracking unit and a lube oil plant (combination of commercial loans and multi-source export credits guaranteed by Hermès, Coface, Office National du Ducroire, Turkish Eximbank and Malaysian Eximbank), and €112 million for a diesel treatment unit (guaranteed by Hermès);
      Uzbekistan: U.S.$300 million for the construction of a refinery at Bukhara (combination of multi-source export credits guaranteed by Coface, the Export Import Bank of the United States, Japan EXIM and a private bank letter of credit);
      Egypt: U.S.$1 billion for the construction of a refinery in Alexandria (confirmation of letters of credit and financing granted by European Investment Bank (EIB)); and
      Malaysia: Financing of a U.S.$140 million polyethylene unit contract (Coface and Hermès export credits and a commercial loan).
      We do not include signed contracts in our backlog until financing has been arranged.

Engineering Design
      Prior to the erection of an industrial plant, engineering studies are needed involving numerous engineering specialties including process design, systems control, pressure vessels, rotating equipment, instrumentation, electrical facilities, computing, piping, civil works, cost control and scheduling. Throughout the project, and prior to authorization for delivery, quality control and testing of operability is carried out. All these activities are provided by and fully managed within the Company.
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
      Front-end engineering design. During this phase, our engineers develop detailed site plans, including the main piping, instrument, electrical and civil works layouts. One of the fundamental goals of this phase is the definition of specifications for the main equipment, allowing our project managers to proceed with procurement. The development of deep and ultra-deepwater fields depends on innovative technical developments in the design of the flowlines and risers to connect subsea wellheads to surface facilities and requires extensive front-end engineering and design work. In March 1999, we launched a Deepwater Field Development Division to provide conceptual and front-end engineering and design services to our clients well in advance of procurement and installation contracts. We believe that our involvement at an early stage in a project allows us to provide optimized subsea solutions based on our engineering and installation expertise. This is particularly important with respect to the development of deepwater and ultra-deepwater fields, which require innovative technical developments in the design of the flowlines and risers to connect subsea wellheads to surface facilities.
      Detailed engineering. During this phase, engineering studies and architectural plans are finalized for construction. All remaining studies are performed before construction of the plant. Our engineers also participate in the purchasing of equipment, and cost and schedule control. The fundamental goal of this phase is to allow construction to commence.

Procurement
      Once our engineering work has advanced to a stage where our specific equipment needs are known, typically a few months after the beginning of the project, we generally order our equipment rapidly both to ensure its availability when required under the project schedule and to minimize the time over which equipment price levels might depart from those assumed in our tender bid. With the limited exceptions of flexible pipe and umbilicals where we have industry-leading products, we are not involved in the manufacturing of equipment. We source our equipment from a large number of independent suppliers. Our engineers do, however, establish the equipment specifications corresponding to the needs of a given project.
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
      We have established a global procurement network to organize the supply of the appropriate equipment at a competitive cost and in conformity with industry best practices for international bidding. The procurement network is composed of eight major procurement centers located throughout the world, each of which uses a common set of tools and procedures. The global procurement network’s staff of over 500 employees has an average professional experience of 20 years in fields relevant to our activities. The global procurement network names a single project procurement manager for each project under our management. All regional centers support the project procurement manager by verifying the qualifications of local suppliers and by providing inspection, shipping and logistics services for goods located in their zone. We believe that the geographic proximity of these centers to suppliers and subcontractors enables us to carry out more effective quality controls and to identify technological innovations and industry developments earlier than might otherwise be the case.

      Since 2001, we have carried out a growing part of our equipment procurement over a proprietary business-to-business Internet system. Conducting our equipment tenders over this electronic system reduces transaction costs and delays through the rapid diffusion of tender materials and the ability to receive a standardized electronic response, among other factors. The system helps increase competition among our suppliers by providing accessibility to potential suppliers no matter where they are located. Use of Internet technologies should also allow our separate geographic purchasing centers to better coordinate procurement and benefit from economies of scale. The system handles tendering and auctions of products and services. We are phasing in a full-scale Internet-based purchasing system, or “e-procurement” system, for all aspects of material and equipment sourcing and delivery, including calls for bids, clarification of tender specifications, submission of bids, bid analysis and finally either bid negotiation or an auction process. In addition to these tasks, our e-procurement system will also provide assistance in tasks such as estimate requests, equipment design, delivery logistics, and invoicing. We anticipate that once our e-procurement system is fully operational, approximately 20% of our procurement will continue to be handled through traditional channels because the e-procurement channel is not optimally suited for dealing with situations of too narrow competition or with orders for some large highly customized equipment.
      By deploying our e-procurement system and entering into corporate frame agreements with strategic suppliers, we aim to reduce processing costs by approximately 20% and potentially reduce the purchase price of equipment by 5%.
      We believe that the volume of purchases that has transited through our Internet purchasing system amounted to approximately €800 million in 2004. This system thus allows us to procure materials at a better cost, taking into account in particular the effects of exchange rates. The portion of procurement from the U.S. dollar zone amounted to approximately 38% in 2004, as compared to 27% in 2000. Due to price fluctuations on the raw materials and equipment markets in 2004, we cannot accurately measure the savings generated by our purchasing system.
      The projects we manage as well as our own operations require various equipment, bulk materials and raw materials.
      Our requirements in equipment for onshore facilities and offshore platforms include a variety of process equipment, vessels, rotating machines, piping materials and electrical and instrumentation components. These items are procured from a large number of worldwide suppliers. Among the major suppliers of our Group in 2004 are companies such as Dresser, Emerson, Siemens, Tenaris, UOP and Weir.
      Our principal raw material requirements for manufacturing flexible pipe include stainless steel strips, carbon steel wires and a variety of specialized plastics. We purchase stainless steel and carbon steel from major European suppliers at prices that are renegotiated each year and that apply to all our factories. Most of the raw materials used by our Brazilian plant are purchased from local suppliers. We purchase most of the steel wire used in flexible pipe and umbilical manufacturing from top-tier companies such as Arkema, Solvay, Outokumpu, Trefileurope (Mittal group), Sandvik, Bekaert and several affiliates of the Arcelor group (Ugine, Acesita, Belgo Mineira) pursuant to fixed-price supply contracts renewable at the end of each year.
      We maintain stable relationships with our principal suppliers and have not experienced difficulty obtaining adequate quantities of high quality raw materials to meet our manufacturing requirements. We continually attempt to develop alternate sources of supply for most of our strategic raw materials.
      The increase in commodity prices, especially pig iron and nickel, during 2004 affected our purchase contracts for all steel and stainless steel products. As another consequence of the unstable situation of the raw material market, the availability of steel equipment and components (line pipe) was reduced and delivery times were longer. However, we did not experience shortages in the delivery of strategic materials. In 2005 to date, we are experiencing continued price increases in raw materials overall, although steel price increases have slowed down.

Construction
      Field construction typically commences one year after the design process has been launched. Before we begin the construction of a facility, we make sure that basic design aspects are finalized, and that a substantial portion of the equipment has been ordered and is available.
      We are not a construction company. Our role in the projects we handle is to organize and supervise the construction. We generally aim to subcontract our construction work to specialized construction companies, with the limited exceptions of pipe laying (including trenching) and installation of FSPOs in offshore projects, where we have developed highly specialized capabilities complementary to our general operations. Our construction subcontractors are selected through a competitive bidding process which takes into account, in addition to price, the experience and historical reliability of the bidder.
      While all companies in the engineering and construction industry rely on subcontracting to some extent, most of our international competitors rely heavily on their own construction units. We believe that maintaining our focus on the management of the construction process, rather than carrying out the construction ourselves, benefits our projects in several ways:

•	systematic recourse to competitive bidding contributes to cost containment, allowing us to submit competitive project bids with acceptable opportunities for achieving high operating margins;

•	our freedom to subcontract to a large pool of construction companies allows us to select the firms with the most relevant technical expertise for a given project;

•	in periods in which we require fewer construction services, we do not carry the related overhead and payroll costs of an internal unit; and

•	we believe that we are on average able to produce higher operating margins from management of construction than from the construction work we subcontract to others.

Commissioning & Start-Up
      Prior to delivery, our commissioning & start-up division conducts field testing to ensure that the facility is not just operational, but that it meets our client’s exact contractual specifications as well as national regulations and our own construction standards. To the extent a facility relies on licensed technology, the licensor will participate in its commissioning and start-up. During the pre-commissioning and commissioning phases, we subject each piece of equipment to simulated operating conditions. During the start-up phase, we commence actual operation of the facility. In our Offshore activities, a competitive advantage is our ability to conduct a substantial portion of the commissioning services onshore at lower costs than would be incurred providing such services in the open seas. Where our contribution to a project consists of engineering, procurement, construction and installation (known as EPCI contracts) of the subsea portion, we do not provide commissioning or start-up services to the client.

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
      In order to protect ourselves from the risks described above, we pursue a strategy of risk management based principally on the following elements:

•	selecting projects carefully; this generally entails rejecting an opportunity to bid on a project which we do not believe will offer us profit opportunities adequate to cover risks;

•	ensuring adequate technical capacity to meet contract obligations; this includes rejecting opportunities to bid on projects outside our core competencies;

•	using our global scale to diversify counterparty, country and industry risks;

•	participating in joint ventures to spread risk over more partners and more projects;

•	estimating and controlling costs in reliance on our extensive experience in procuring equipment, materials and services, particularly for turnkey projects, and analyzing cost trends;

•	commencing activities only after a project’s financing and government authorizations have been secured;

•	ordering equipment rapidly and in the currency of our project receivables; this limits price-level and exchange rate risk;

•	selecting appropriate subcontractors based on technical abilities and financial strength;

•	effective negotiation of contract terms and conditions including payment, change in laws, change orders, force majeure, etc., to minimize contract and financial risks;

•	using experienced project managers;

•	conducting regular project reviews by senior management together with project management; and

•	obtaining appropriate insurance.
      In order to further reduce the above risks, our policy is to contractually exclude consequential damages and limit liquidated damages for late completion, unsuccessful performance tests and defective or non-conforming work. In line with practice in our industry, our contracts generally limit our maximum aggregate liability to a range of 5% to 20% of the contract price, depending on the nature of the contract, and allow for price adjustments in the event of changes in law that affect the project. For some risks, notably environmental hazards, we may remain a potentially responsible party by operation of law in some jurisdictions. We also seek that our clients and subcontractors subscribe to adequate insurance directly or try to obtain indemnity agreements, whenever possible, from our customers, subcontractors and joint venture partners requiring these persons to indemnify us against the risk of some claims relating to injury to our employees, damage to our property and consequential damages.

Business Risks
      In addition to the technical expertise needed to design and supervise all aspects of the project, a lump-sum turnkey contract generally requires significant management skills. We determine the price and delivery dates which we include in our project bids after conducting an in-depth proposal study including cost estimates and financial risk analysis.
      If we manage the project so that delivery is timely and our sourcing of subcontractors and equipment is on or under budget, lump-sum turnkey projects can bring in significantly higher margins. Conversely, if we do not deliver a project on time, we are generally subject to the payment of liquidated damages to our client. If we are not able to complete a project at the cost estimated in our bid, we will record lower operating margins or even a loss. If the delay or change in costs is imputable to a change in the client’s orders, however, then the client will generally incur the extra costs.
      Under turnkey contracts, therefore, we carry particular risks, such as unanticipated increases in the cost of equipment, materials or manpower due to inflation or unforeseen events, delays caused by local weather conditions and suppliers’ and subcontractors’ failure to perform. In addition, we generally bear the risk of delays caused by unexpected conditions or events, subject to the protection of standard force majeure, hardship provisions or similar clauses. Other factors that may add to an individual project’s risks include the novelty of the technologies used, the experience of our equipment vendors and construction subcontractors in similar projects, the scheduling needs of the client and the project’s location in a developing country. The management of a turnkey contract through a joint venture structure and the complexity of our relationships with subcontractors, although diversifying our risk exposure, may in some cases increase the project’s risk of delay or cost overruns. Because our turnkey contracts typically run over several years and their risks are based on factors (such as geological conditions, labor availability during the construction phase or performance of new designs) which are not necessarily known at the time of bidding or even before substantial procurement and engineering work has been completed, it is difficult to predict these risks and assess their potential effect on contract costs and margins when we submit bids or during the early phases of a project. See Note 1(d) to our Consolidated Financial Statements included in this annual report.
      In addition to the considerations covered by the factors described above, our failure to meet any schedule or performance requirements under our contract may negatively impact our project profit margins due to contractual liquidated damages payments. Often, however, after negotiation with the client after closure of the contract, we have not been required to make these damages payments. Historically, however, we have a strong record in meeting the completion and delivery deadlines of our turnkey projects.
      After delivery of a completed operational facility we continue to bear the risk of claims for damages arising under our contractual guarantees during the guaranty period, the scope of which varies by project. The standard percentage for bank guarantees may be between 10% and 20% of the contract price — reduced after delivery for equipment warranty — (it being understood that it may be reduced for large projects) and are irrevocable and binding until expiration of the guarantee period. The guarantee period typically runs for 12 to 24 months from our client’s acceptance of the facility.

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

Foreign Exchange Risks
      For each project, we cover our exposure to exchange rate risks first through the fact that most of our contracts are multi-currency contracts, and second through systematic coverage for the rest of the risks. For 2004, losses in connection with the effects of exchange rates were not significant.

Engineering Service Contracts
      In addition to carrying out turnkey projects, we also provide independent engineering services. Service contracts collectively accounted for approximately 12.7% of our net sales in 2004 and 9.9% of backlog as of December 31, 2004. While we bill these services on an hourly or a cost plus fee basis or a fixed price, we aim to accept only projects meeting the same profitability criteria as in turnkey project management and have historically achieved comparable margins.

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
      Rigid Pipelay. We install rigid steel pipe applying the reel method from aboard our two pipelay ships: the CSO Apache and CSO Deep Blue. In addition, we perform related construction services using our fleet of diving support vessels. See “— Property, Plant and Equipment — Marine Service Vessels” below. All the rigid pipelines laid by our pipelay vessels are reeled pipelines, assembled at one of our spoolbases located in Scotland, Norway and the United States. Onshore spoolbases permit us to complete the manufacturing process onshore and in advance of installation, at lower cost, whereas part of this process is typically completed offshore in conventional pipe laying operations. Work occurs in a more stable, controlled and safer work environment prior to the pipe being taken offshore.
      Our reel method capability for rigid pipe laying provides a significant potential cost advantage because of its faster installation rates and reduced labor expense compared to the conventional pipe laying methods. Our pipelay vessels can install pipelines at rates of approximately 1,000 meters per hour. Their superior installation speed as compared to traditional pipe laying allows faster completion of a project with less exposure to costly weather delays.
      The CSO Deep Blue is outfitted with twin 2,500 ton reels for rigid pipelay down to 2,500 meters water depth and supplemented with an optional J-Lay system for large diameter pipelines and riser installations. The CSO Apache has successfully laid pipeline at depths in excess of 1,000 meters.
      Flexible Pipelay and Umbilicals. We install flexible pipe and umbilicals using dedicated dynamically positioned marine service vessels (DP Vessels). See “— Property, Plant and Equipment — Marine Service Vessels”. Our deepwater pipelay vessel, the CSO Deep Blue, is able to lay both flexible and rigid pipe at a water depth of 2,500 meters and began its first job in summer 2001 in the Gulf of Mexico. The CSO Constructor can carry out full flexible pipe laying operations in water depths down to 1,500 meters and carry 4,000 tons of flexible pipes or umbilicals. In 2004, we acquired the CSO Deep Pioneer, a medium construction vessel capable of laying flexible pipes. Each marine service vessel can be fitted with either VLS (vertical laying systems) or any other specialized flexible pipe laying equipment that enables us to track the laying routes, approach close to surface platforms and lay pipe accurately. We believe that our fleet and unrivalled installation experience provide us with a competitive advantage in the installation of flexible pipe. Furthermore, our diving support vessels are also used to install flexible pipe on some projects where volumes are necessarily more modest. See “— Property, Plant and Equipment — Marine Service Vessels”.
      Trenching Services. As part of our flexible and rigid pipe laying activities, we provide trenching services in regions where pipe is required to be buried. Trenching is performed most often in the North Sea as a result of local regulations. Since 1981 we have developed a number of technologies for the trenching of pipelines, including remotely operated jetting, cutting and plowing systems, which are used extensively in accordance with the varying water depths and soil conditions experienced in offshore developments.
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

Manufacturing and Supply
      We manufacture a limited amount of highly specialized equipment for our own use and to supply to third parties. All our manufacturing and supply activities are accounted for as part of our Offshore Activities, and consist principally of flexible pipe, drilling and refining application pipes (known as “DRAPs”), umbilicals and robotics as well as our manufacture of Spar platforms. All of our products are designed and manufactured to meet a particular customer’s order. As a result, we generally carry a relatively small inventory. Our principal manufacturing sites are located in France, Brazil, the United States and the United Kingdom. Our construction yards are located in Finland and in the United States.
      Flexible Pipe. We are the world leader in the manufacture of offshore flexible pipe, with an estimated market share of 70% on the basis of 2004 production volumes. Flexible pipe is primarily used as an alternative to rigid steel pipe for the offshore transportation of oil and gas. Composed of layers of steel wires and thermoplastic sheaths, flexible pipe can be engineered to withstand a more corrosive environment to improve its fatigue behavior in dynamic environments and to provide greater insulation than conventional rigid steel pipe while remaining flexible. These qualities, combined with generally lower installation, maintenance and removal costs compared to rigid steel pipe, make flexible pipe particularly suitable for certain offshore situations such as deepwater, rugged ocean floors and small, dispersed fields of hydrocarbons.
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
      Spar Manufacture. We design and manufacture floating platform hulls, such as Spar hulls for our deepwater projects. Hulls are typically manufactured in several pieces by our Finnish subsidiary Technip Offshore Finland Oy, which employs approximately 655 persons at its plant near Pori, Finland. The pieces are then transported to our shipyard located in Corpus Christi, Texas, where the main sections are joined afloat and welded together to form the complete hull. While the hull is being assembled, our subsidiaries Gulf Marine Fabricators, Inc. and Technip Offshore, Inc. manufacture and preinstall, respectively, the riser system and mooring lines. We are typically responsible for the engineering, procurement, manufacture and delivery of the complete hull, moorings and riser system.
      The decision to purchase these structures is time consuming and often costly for oil and gas companies. Typically, the decision cycle takes at least 12-18 months for companies to gather and analyze data, then model the site risk in order to purchase the most efficient production system. Production would normally start approximately six months after the hull is upended.
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
      Our Business and Project Units are in charge of our marketing and commercial activities. The same Business and Project Unit will subsequently be responsible for the execution of its contracts up to reception and acceptance by the client. In this way, the area managers are fully responsible for the management of their group for the overall operations in their regions. Our decentralized structure fits with the global extension of the Group and it allows for decisions on major contracts to be taken by the top management of the Group, which are above specific thresholds according to the related Business and Project Unit concerned.
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
      As a result of our selective bid policy, in the period from 1996 to 2004, we experienced an average worldwide success rate of 25% to 30% in winning tenders on which we bid. We cannot predict with any degree of certainty the frequency, timing or location of new contract awards.

      We compete with a large number of equally powerful companies. We are one of the most integrated companies in our area. We believe that customers’ preferences in the offshore area lean increasingly towards integrated companies capable of taking complete charge of the development of a field. There are a greater number of competitors in the downstream segment, of which a significant number are integrated companies.

Offshore
      Surface Facilities. Our principal competitors in the design and construction of surface facilities for the offshore oil and gas industry include J. Ray McDermott, Halliburton, Saipem, Aker Kvaerner, as well as three Korean construction companies for the manufacture of platforms, Hyundai, Daewoo and Samsung.
      Subsea Services. Our principal competitors in providing subsea contracting services include Stolt Offshore, Saipem, Allseas Marine Contractors, EMC, Rockwater and Subsea Seven.
      Design and Manufacturing of Flexible Pipe. We are a world leader in the design and manufacture of flexible pipes for offshore installations. Our main competitors in the field of flowline and riser applications are Wellstream Company and NKT Cable, a company 51% owned by NKT Holding and 49% by Stolt Offshore. In the field of DRAPs, Taurus Hungarian Rubber Works is our primary competitor. We also compete in the field of flexible pipes with manufacturers of rigid steel pipes, in particular, British Steel, Mannesmann Roehrenwerke AG and Vallourec Industries.
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

Onshore/ Downstream
      Our main competitors are U.S. companies such as Bechtel, Fluor Daniel, Halliburton, and Japanese companies such as Chiyoda, JGC and Toyo, European companies such as ABB Lummus, Krupp Uhde, Linde, Lurgi and Snamprogetti and Korean companies such as Daewoo, Hyundai and Samsung. In addition, engineering companies and local construction companies are present in developing countries, as competitors or as partners in joint ventures and often benefit from national preference considerations. In the future, these companies may establish a capacity and credibility that will allow them to compete on an international level.
Technology
      To support our engineering and industrial activities, we hold a large number of patents, trademarks, software copyrights and other intellectual property, including intellectual and industrial property held under license from third parties. We have approximately 3,000 patents in force in more than 30 countries, particularly in the subsea and offshore areas (rigid or flexible subsea pipelines, umbilicals, robotics, riser systems, platforms, floaters and topsides) as well as in cryogenics, cement, hydrometallurgy and production of ethylene and hydrogen. A limited number of these patents are held in common with Institut Français du Pétrole (the French Petroleum Institute or “IFP”), and other industrial partners. Our broad portfolio of licensed and proprietary technology is a strategic asset in winning and implementing projects.
Research and Development
      Research and development is a key to our continued success in engineering and construction, and is particularly critical to offshore systems. Our research and development activities have concentrated primarily on the development of our EDP platform deep draft semi-submersible production drilling platform for deep and ultra-deepwater, the improvement of the performance of our products and services and on developing further applications of our flexible and reeled pipe technology, especially in ultra-deepwater. Recent successes include the development of the CSO Deep Blue pipelay vessel and our Spar platform, including the recent Cell Spar model. We pursue a three-pronged approach to acquiring new technologies relevant to our operations: internal acquisition through research and development, external growth through the acquisition of specialized companies or mixed internal/ external development through research alliances.
      Our internally financed research and development expenses for 2004, 2003 and 2002 were €33.2 million, €33.3 million and €37.4 million, respectively. A large part of our research and development activities are attributed to specific projects, and therefore not included in these amounts.
      Our research and development activities employ approximately 250 persons and are focused on anticipating future client needs and making us more competitive. We are actively undertaking development and engineering programs in a number of advanced technical areas related to deepwater oil and gas production as well as shallow water field development (including new drilling platforms and floating production units as well as piping capable of transporting heavy crude or liquefied natural gas in the low-temperature, high-stress deepwater environment). The principal research centers of the Group are in Paris and Le Trait, France, Aberdeen in the United Kingdom, and Houston, Texas. We also use external research and development to develop strategic technological alliances with potential clients in particular industries in order to facilitate commercial development in those industries.

Technology Alliances
      We participate in technology alliances in Our Onshore/ Downstream Activities, notably with BP Chemicals in the area of PTA, polyethylene and polypropylene, with Dow Chemicals in the area of ethylene furnaces and with Air Products in the area of hydrogen production units. In our Offshore Activities, we conduct research jointly with IFP, particularly in the field of deepwater offshore oil and gas production.

Acquisitions
      We also occasionally obtain access to important technologies through the acquisition of the businesses that developed them. For example, through our acquisitions of the KTI businesses, which have since been renamed Technip Benelux, Technip USA and Technip KT India, we have gained advanced capabilities and proprietary technologies in the ethylene sector, described elsewhere in this annual report. Coflexip’s acquisition of the Deepwater Division of Aker Maritime ASA gives us access to the Spar portfolio of technologies for offshore floaters.
Human Resources
      Our key resource is our 19,000 employees in approximately 52 countries around the world. Approximately 60% of our employees are design engineers or project management personnel with university degrees. The skills and diversity of our human resources gives us the flexibility to best adapt to the needs of our clients by organizing our employees into multicultural and mobile teams. We are dedicated to the development of the expertise and know-how of our employees. The main missions of our human resources policies are to recruit the talent which the Group needs, to facilitate their integration, to encourage the development of their skills in order to accompany the growth in our operations, to organize their geographic and professional mobility and to pursue and enrich social dialogue.

Motivation Through Employee Ownership
      Employee shareholding plans and the enlargement of stock option plans have contributed to the involvement of our employees in the life and the success of the Group. To the best of our knowledge, as of December 31, 2004, employees of the Group holding shares, held in custody through administered ES Plans as defined in Articles L225-10263 of the French Commercial Code, represent 2.4% of our share capital.

Expansion and Internationalization of Our Workforce
      Thanks to the diversity of our activities and the large number of locations from which we operate, we offer our employees significant mobility, both geographically and professionally. Our employees benefit from opportunities to vary and enrich their career paths within our structure, and to grow through multicultural work experiences. For the Group, the internal mobility we offer our employees is also a means to promote best practices and know-how, develop skills and professional flexibility and create a deep pool of management talent. We encourage this mutually beneficial internal mobility through an intranet “Technip Mobility” site to advertise positions available for internal transfers both locally and abroad and through a program of support services for expatriated employees. As a result, over 800 of our employees are working outside of their country of origin.
      Our 19,000 employees had the following geographic distribution at the end of 2004 : 50% in Europe (18% in France, 14% in the United Kingdom, 6% in Italy and 12% in the rest of Europe); 24% in the Americas (including 11% in the United States); 15% in the Asia-Pacific region; 6% in the Middle East; and 5% in the rest of the world.
      The following tables show our year-end number of employees for the three years ended December 31, 2004, 2003 and 2002 in terms of their function and in terms of their geographic location:

	Year ended December 31,

	2004	2003	2002

Employees	15,300	15,400	15,000
External staff	3,700	3,600	4,000

Total	19,000	19,000	19,000

	Year ended December 31,

	2004	2003	2002

Europe and rest of world	10,500	10,450	11,134
Middle East/ Africa	1,100	850	855
Asia/ Pacific	2,850	2,280	1,995
Americas	4,550	5,420	5,016

Total	19,000	19,000	19,000

Employee Relations
      In recent years we have not experienced significant strikes by our employees. We believe that we maintain good relationships with our employees and their unions. We have developed a structured incentive program, including stock options for senior management and bonus plans for all employees, and we dedicated significant resources to training programs worldwide. In September 2004, we have also created think tanks, which have allowed all employees to make recommendations for the improvement of our Group.
      We believe that our employee turnover rate is low compared to the engineering and construction industry as a whole.
      Membership of our employees in trade unions varies from country to country and we have entered into a variety of collective bargaining agreements. As of December 31, 2004, approximately 18% of our employees were in France where national legislation requires the application of a 35-hour workweek. Four of the five principal French labor unions, as well as an internal labor union, are represented at our units in France. As required by French law, our management holds periodic workers’ committee meetings with a delegation of union representatives. Our management also holds other periodic consultations with employee representatives.
      In June 2004, a European Works Council (EWC) Agreement was concluded between the Company and employee representatives of 10 European countries. The first annual meeting was held on May 31, 2005.
Property, Plant and Equipment
      Our principal facilities consist, not taking into account our vessels, of office space at our headquarters and our regional Business and Production Units. As of December 31, 2004, we owned our office space in Rome, Italy and Lyon, France, as well as an industrial plant in Le Trait, France. With our teams in the Paris region spread out over four sites, we sold our headquarters to allow ourselves to centralize 2,600 employees of our Paris operations in one rented building in early 2003. We also lease the remainder of our office space. We own or lease construction yards and manufacturing facilities in connection with our Deepwater Division’s surface facilities operations and our manufacture of flexible pipe and other subsea products. We believe that our property is adapted to our needs. Our property, plant and equipment were recorded in the consolidated accounts of the Company for €306.0 million as of December 31, 2004, of which land and buildings accounted for €100.9 million. Our fleet of offshore construction vessels, described below, accounted for €408.9 million at that date.

Principal Properties
      As of December 31, 2004, we owned or held under long-term leases the real property described below:

Location	Function	Status

Paris-La Défense, France	Group HQ and Offices	Leased
Le Trait, France	Plant and Offices	Owned
Lyon, France	Offices	Owned
Aix-en-Provence, France	Offices	Co-owned
Rome, Italy	Offices	Owned
The Hague, The Netherlands	Offices	Leased
Düsseldorf, Germany	Offices	Leased
Kuala Lumpur, Malaysia	Offices	Leased
Abu Dhabi, U.A.E	Offices	Leased
Vitoria, Brazil	Plant and Offices	Leased/Owned
Rio de Janeiro, Brazil	Offices	Owned
Caracas, Venezuela	Offices	Co-owned
Saint Petersburg, Russia	Offices	Leased
New Delhi, India	Offices	Leased
Fremantle, Australia	Plant and Offices	Leased/Owned
Perth, Australia	Offices	Leased
Newcastle, UK	Plant and Offices	Leased/Owned
Aberdeen, UK	Plant and Offices	Leased
Westhill, UK	Offices	Leased/Owned
Tyne & Wear, UK	Plant and Offices	Owned
Pori, Finland	Land, Plant and Offices	Owned
Channelview, Texas(1)	Land and Plant	Owned
San Dimas, California	Offices	Leased
Mobile, Alabama	Land	Leased
Houston, Texas	Offices	Leased
Jupiter, Florida	Land, Plant and Offices	Leased/Owned
Amelia, Louisiana	Assembly Yard and Offices	Leased
Lobito, Angola	Plant	Leased
York (Kirkbymoorside), UK	Plant and Offices	Leased

(1)	Owned subject to an encumbrance (i.e., lien on tangible assets).
      None of the real property that is leased belongs to an executive of the Group.
      In 2003, we sold our headquarters building and moved the related offices into leased space in Paris-La Défense, France. As of December 31, 2004, we also leased regional and representative offices in: London, England; Perth, Australia; Mumbai and Calcutta, India; Singapore; Rio de Janeiro, Brazil; Oslo and Stavanger, Norway; and Houston, Texas. In addition, we lease industrial space in Evanton, Scotland and Orkanger, Norway to accommodate our spoolbase facilities.
      We believe that our facilities are suitable for our needs and are well maintained. Operations at all manufacturing facilities are conducted five to seven days a week.

Marine Service Vessels
      As of December 31, 2004, we operate 14 pipelay, construction and diving support vessels, including two leased vessels, as shown in the following table. We also operate a fleet of work class and observation class ROVs, together with a range of burial and tooling assets. The following table presents information on our fleet as of December 31, 2004:

	Overall
	Length	Maximum Lifting Capacity	Diving
Name	(meters)	(metric tons)	System

Sunrise 2000	132	120 (3 cranes)	No
CSO Deep Blue	192	400 (3 cranes)	No
CSO Apache	123	85 (3 cranes)	No
CSO Wellservicer(1)	111	130 (2 cranes)	Yes
CSO Constructor	127	115 (3 cranes)	No
CSO Orelia	119	200 (2 cranes)	Yes
CSO Alliance	78	140 (3 cranes)	Yes
CSO Venturer	129	225 (2 cranes)	Yes
CSO Marianos	90	65 (2 cranes)	Yes
CSO Deep Pioneer	156	150 (2 cranes)	No
Normand Pioneer(1)	95	150 (A-Frame)	No
PS1	76	30 (1 crane) + 15 (1 crane)	Yes
PS2	93	50 (1 crane) + 30 (1 crane) + 15 (1 crane)	Yes
PS3	93	50 (1 crane) + 5 (1 crane)	Yes

(1)	These vessels are under long-term leases. The other vessels are owned by the companies of the Group.
      In 2004, we exercised our option to purchase the CSO Deep Pioneer from Smit International as part of our effort to reinforce group capabilities in the Deepwater market. In addition, CSO Deep Blue pipelay system has been upgraded to allow installation of a 26 inch pipeline in shallow water, hence opening further the CSO Deep Blue market. A life extension program has been carried out on the CSO Venturer that should allow the vessel to operate for at least 10 more years in the growing Asia Pacific market.
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

      In the same way, our large customer base means that we are not dependent on any one individual customer. Over the course of the last three years, our principal customers (representing over 5% of consolidated sales) were as follows:

	Year ended December 31,

	2004	2003	2002

Total net sales	5,141.0	4,711.1	4,452.3
Principal customers with the following percentages of net sales:
Customer A	—	7.2%	8.3%
Customer B	—	—	5.6%
Customer C	8.3%	9.1%	5.0%
Customer D	7.4%	—	—
Customer E	7.2%	—	—
Customer F	—	—	—
Customer G	7.7%	7.9%	—
Pledged Assets
      As of May 31, 2005, none of our material assets are pledged.
Insurance Coverage
      We obtain appropriate and specialized insurance to cover construction and financing risks for each project, professional liability insurance program for the Group, and generally maintain comprehensive insurance covering our assets and operations at levels, which we believe to be appropriate. In the course of 2003, we established a reinsurance captive company, which contributes to our global approach of risks and related costs management. Loss or damage to our products and/or materials to be incorporated into the project works during installation is generally covered by “builder’s all risks” insurance that, in general, is either re-invoiced or maintained directly by the customer.
      We maintain protection and indemnity insurance with respect to all of our vessels. We carry hull and machinery insurance for our vessels covering total loss and significant repairs, including certain mechanical breakdowns. The total loss coverage under these policies is generally in an amount equal to the vessel’s appraised value. We also maintain insurance covers with respect to damages, which might arise from defective products or faulty installation. Among other types of insurance, we maintain property damage and business interruption insurance for our manufacturing units in our Offshore Activities.
Environmental Matters and Other Governmental Regulations

Industrial Risks Related to Environmental and Health and Safety Matters
      From time to time and to varying extents, political developments and national and local laws and regulations pertaining to oil and gas operators affect our operations. In particular, price controls, taxes and other laws relating to the oil and gas industry and the environment and changes in laws and regulations relating to such matters may affect oil and gas production operations. Such developments may directly or indirectly affect us. Laws or regulations in some countries may require us to obtain licenses or permits in order to bid on contracts or otherwise conduct its operations. Some countries may require that we enter into a joint venture, agency or similar business arrangement with local individuals or businesses in order to conduct business in those countries. In the past, we have entered into joint ventures with local individuals or companies in order to bid as a local company where we felt this would be advantageous, but not because we were compelled to do so by law.
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

Fabrications Units & Engineering Centers
      In some jurisdictions, our fabrication units and Engineering centers may be subject to the prior granting of environmental licenses or permits or to prior notification. In order to improve our environmental performance, 80% of our main fabrication units and 50% of our main engineering centers are certified according to the ISO 14001 Standard for Environmental Management Systems. We use a limited variety of products and substances in our operations, some of which are potentially hazardous to public health and the environment and we continuously invest in plant and equipment to reduce consumption of raw and hazardous materials used in manufacturing and construction processes, as well as to recycle waste materials and minimize the impact of discharges to land, air or water.
      Nobody could reliably predict the full nature and effect of judicial, legislative or regulatory developments relating to health, safety and environmental protection regulations applicable to our operations, as well as the technology and duration of time available to comply with those regulations. Nevertheless, we believe that recent or future European Regulations should not affect our fabrication activities or incur significant additional cost, such as:

•	The future Regulation concerning the Registration, Evaluation, Authorization and Registration of Chemicals (REACH) which could be implemented in 2006;

•	Directive 2003/87/ EC, establishing a scheme for greenhouse gas emission allowance trading within the Community; and

•	Directive 2004/35/ EC, establishing environmental liability with regard to the prevention and remedying of environmental damage.

Fleet
      All vessels in our offshore fleet comply with the International Maritime Organization International Safety Management (ISM) Code. Vessels managed by our Aberdeen office (all but the three SEAMEC vessels: PSI, PS2 and PS3) comply with the Det Norske Veritas SEP (Safety and Environmental Protection) Class. Additionally, 30% of our fleet is ISO 14001 certified. We continue to work towards a goal of all vessels of the Group complying with ISO 14001.
      The hydrocarbons carried by vessels in our fleet are principally the supplies necessary to provide power, propulsion and support ancillary machinery. All of our vessels are in compliance with International Maritime Organization (IMO) codes regarding prevention of pollution and the crews conduct regular drills in emergency procedures with the equipment held onboard. As far as is possible, we use authorized/licensed contractors to segregate waste streams produced onboard for disposal.
      Our operations are also subject to numerous other government regulations, including those relating to the construction and equipping of offshore platforms and other offshore installations, marine vessel safety, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers.
      The maritime laws, diving and health and safety regulations of the jurisdictions in which we operate govern our operations in these areas. In the North Sea, these regulations govern working hours and a specified working environment for divers, as well as standards for diving procedures, equipment and diver health. The North Sea standards are one of the most stringent worldwide and form the basis around which our diving operations are conducted worldwide. In the absence of any specific regulation in other geographic locations, our Offshore Activities adhere to their internal standards, which meet those set by the International Marine Contractors Association and the International Maritime Organization.
      In several of the countries in which we conduct our operations, notably Malaysia, China, Angola, Nigeria and Venezuela we are required to obtain special permits to operate. We are in compliance with all material environmental and other government regulations relating to our operations.

Engineering, Procurement, Construction, Management (EPCM) Project
      In some jurisdictions, activities related to construction of our projects may be subject to the prior granting of environmental licenses or permits or to prior notification. Change in law, rules and regulations during the execution of a contract may affect the execution or cost of our work and shall be treated as Changes in Works as per our contract agreement. On our main Engineering, Procurement, Construction (EPC) Project, we plan to implement an effective Environmental Management System (EMS) aligned with ISO 14001 throughout activities covered. This process will allow identifying and controlling environmental aspects and impact during project execution. Within operational Projects, management defines specific and achievable objectives shared with our clients and contractors and compliant with the laws and regulations of the country where the activities are carried out. Performance is then monitored through continuous reporting, analysis and auditing. This process allows evaluation and comparison of the various sites and projects in terms of implementation of the system and realization of the new initiatives.
      As an organization with a strong focus on risk-management, we are committed to delivering a safe workplace for employees, customers, visitors and local communities. Even if our Health, Safety and Environment (HSE) performance in 2004 is not as good as in 2003 as far as fatalities are concerned, our Lost Time Injury Frequency/200,000 hrs remains among the best in our industrial sector. Continuing to strive for an accident-free worksite we are steadily introducing OHSAS 18001:1999, a standard for Occupational Health and Safety Management Systems.
      We maintain what we consider to be adequate pollution insurance coverage for sudden and accidental pollution, emanating from our own operations, products and vessel fleet.
      Although compliance with various governmental laws and regulations has not in the past resulted in a material adverse effect on our historical financial condition or results of operations, no assurance can be given that compliance with such laws or regulations will not have a material impact on our business in the future.

Legal Risks Related to Environmental Matters
      We are subject to national and international agreements and conventions, which impose liability for environmental damage arising from fuel spills from plants, oil platforms, pipelines, storage tanks or vessels operated by us or our subcontractors, for which the Group maintains adequate insurance. Our operations are subject to the usual hazards inherent in providing engineering and construction services for the hydrocarbon/petrochemical industry, such as the risk of equipment failure, work accidents, fire or explosion. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage, pollution and environmental damage. We may be subject to claims as a result of these hazards. We may also be subject to claims resulting from the subsequent operations of facilities we have designed and/or delivered. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. In some of the jurisdictions in which we operate, environmental and workers’ compensation liability may be assigned to us as a matter of law. Clients and subcontractors may not have adequate financial resources to meet their indemnity obligations to us. Losses may derive from risks not addressed in our indemnity agreements or insurance policies, or it may no longer be possible to obtain adequate insurance against some risks on commercially reasonable terms. Failure to effectively cover ourselves against engineering and construction industry risks for any of these reasons could expose us to substantial costs and potentially lead to material losses. Additionally, the occurrence of any of these risks could hurt our reputation.
      We operate in a number of different jurisdictions that have various types of governmental laws and regulations relating to the holding, the discharge and the release of oil, wastes or hazardous substances and to the protection of the environment. Pursuant to these laws and regulations, we could be held liable for remediation of some types of pollution, including the release of oil, hazardous substances and debris or wastes from production, refining or industrial facilities, as well as other assets we own or operate or which are owned or operated by either our customers or our subcontractors. Environmental remediation costs could be significant and cause us to incur a substantial loss.

      We could potentially be held liable for releases of fuel oil, hazardous materials and wastes from offshore oil platforms, pipelines, storage tanks and other installations that we have engineered, constructed or installed, or are in the process of so doing. For these projects, we seek to negotiate our contracts to include a cap for potential environmental damages and we require indemnity agreements from our customers and subcontractors requiring these persons to indemnify us up to an agreed amount for some claims and liabilities relating to environmental damage.
      In 2003, we joined the Global Compact program launched by the United Nations, in which businesses commit to respect a set of core values regarding human rights, labour standards, the environment and anti-corruption. At the same time, and within the framework of our business activities, we underscored our determination to contribute to the quest for concrete answers to today’s pressing issues of sustainable development, corporate social and civic responsibility, and globalization.
      The Group’s commitment to sustainable development is an integral part of its strategic orientation and a cornerstone of its corporate mission for the years to come. It expresses itself in the company values, giving them substance with the aim of promoting them within our sphere of influence.
Corporate History
      Technip was incorporated under French law in 1958 by IFP to develop expertise in engineering and construction services. In 1994, we became a publicly traded company in France when our shareholders conducted a French retail and international institutional offering of our shares. In 1999, we carried out a corporate restructuring which transformed us into a pure holding company through the transfer of all of our engineering and construction operations to Technip France, a wholly owned subsidiary. In October 2001, we acquired directly and indirectly 98.36% of the share capital of the offshore engineering and construction group Coflexip. See “— Recent Major Acquisitions and Disposals — Acquisition of Coflexip”. At the same time, we listed American depositary shares on the New York Stock Exchange under the symbol TKP. In July 2003, Coflexip (of which we held 98.36%) was merged with Technip.
      The Technip Group is made up of 121 wholly owned subsidiaries and 88 other subsidiaries and affiliates in some 49 countries. Our registered and executive offices are located at 6-8 Allée de l’Arche, Faubourg de l’Arche — ZAC Danton, 92400 Courbevoie, France (telephone: (011-33-1) 47 78 21 21). For purposes of receiving process in the United States solely with respect to our obligations under the United States Securities Exchange Act of 1934, as amended, our agent is CT Corporation System, 111 Eighth Avenue, New York, NY, 10011, and the telephone number is (+1-212) 894-8500.
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

Changes in Scope of Consolidation
      We have made significant acquisitions and disposals, which are material to your understanding of our financial condition and results of operations. We describe below the principal changes in our scope of consolidation occurring between January 1, 2002 and December 31, 2004.
      Technip Coflexip is now called “Technip” since Technip Coflexip and Coflexip legally merged in July 2003.

Coflexip Acquisition

Year 2004:
      The Coflexip additional goodwill after the merger and the Aker Maritime price reduction is detailed as follows:

		(in € millions)

Creation of 5,504,436 Technip shares (€147.99 a share)		814.6
Cash paid for 5,000,000 Coflexip shares (€199 a share)		995.0
Net purchase costs		28.7

Purchase price for 52.47% in Coflexip		1,838.3
Coflexip net equity as of September 30, 2001 (52.47%)		(421.4)

Step-up for 52.47% in Coflexip		1,416.9
Step-up for 16.63% in Coflexip via ISIS		253.1

Step-up for 69.1% in Coflexip		1,670.0
Release of net goodwill recognized by Coflexip (foreign exchange effect included)		503.5
Allocation to identified assets:
Vessels	(106.4)
Buildings	(24.2)
Patents	(59.4)	(125.5)
Deferred tax	64.5

Goodwill 2001 (gross)		2,048.0

Adjustment on Coflexip shares from ISIS (after merger)		5.5
Gain on sales of CSO assets		(48.3)
Depreciation of U.S. deferred tax assets		13.8
Provisions for transfers		32.1
Provisions and miscellaneous charges		48.0

Goodwill 2002 after adjustments (gross)		2,099.1

Aker Deepwater Division price reduction		(40.7)
Capital increase following the repurchase of minority interests for the Technip/ Coflexip merger		49.5
Book value of minority interests repurchased		(14.3)
Other		(1.0)

Goodwill 2003 after adjustments (gross)		2,092.6

Profit on merger adjustment		(4.9)
Goodwill 2004		2,087.7

      Thus, Coflexip’s total goodwill after the purchase of the two installments in 2000 and 2001 and after the adjustments made in 2002, 2003 and 2004 can be analyzed as follows:

		(in € millions)

Goodwill on the purchase of 29.4% of Coflexip shares (April 2000)		447.5
Goodwill on the purchase of 69.1% of Coflexip shares (October 2001)
after Aker price reduction	2,087.7	2,057.4
Goodwill on the Technip / Coflexip merger (July 2003)		30.3
Total amortization at the end of December 2004		(375.7)

Goodwill after adjustments (net)		2,159.5

      The residual goodwill of Coflexip resulting from the two stages of the acquisition remaining after allocation to identified assets and liabilities has been allocated to two business lines of the Offshore operational segment:

•	The first one concerns the “FLOATERS” and floating facilities activity that relates mainly to the Aker Maritime’s Deepwater division acquired by Coflexip in 2001; and

•	The second one concerns the “SURF” activity (Subsea, Umbilicals, Risers and Flowlines) and corresponds to the main activity of Coflexip before the acquisition of Aker:

Goodwill net, related to the “Floaters” activity	€307.4 million
Goodwill net, related to the “SURF” activity	€1,852.1 million
      The two amounts of goodwill resulting from the allocation to the two principal business activities of Coflexip were the subject of an impairment test according to the method of cash flows converted to a current value (see Note 1 (g) to the Consolidated Financial Statements). The book value of the goodwill as of December 31, 2004 was confirmed by the impairment test.

Year 2003
      The merger with Coflexip resulted in a share capital increase of €1.0 million, a paid-in surplus of €48.5 million arising from the repurchase of Coflexip’s minority interests and additional goodwill of €35.2 million.
      During the first half of 2003, Coflexip and Aker Maritime settled their dispute regarding the purchase price of Aker Maritime’s Deepwater Division. Aker Maritime agreed to a purchase price reduction of €40.7 million, leading us to decrease goodwill recorded in our accounts by an equivalent amount.

Year 2002
      Merger with ISIS: The year 2002 was marked by the merger of Technip and ISIS in June. Following the merger, ISIS brought to Technip its securities portfolio, including the shares of Technip (cancelled), Coflexip, Compagnie Générale de Géophysique (exchanged for Technip shares, then cancelled), as well as Novasep and Géoservices shares (sold).
      Coflexip goodwill adjustment: The goodwill resulting from the acquisition of the 69.1% interest in Coflexip in 2001 (see above) was adjusted in 2002 in order to take into account the consolidated gains on sales that took place in the Coflexip scope during the year 2002. Other adjustments have also affected the goodwill in addition to those presented above. In addition, the residual goodwill of Coflexip, resulting from the two stages of the acquisition remaining after allocation to identified assets and liabilities has been allocated to two business lines of the Offshore operational segments: the first concerns the floaters and floaters facilities sector and relates mainly to the Aker Maritime division acquired by Coflexip in 2001 and the second concerns the SURF activity and corresponds to the main activity of Coflexip before the acquisition of Aker.

Other Changes in Scope of Consolidation

Year 2004
      During 2004, we disposed of two companies, EHR and IG SpA and partially disposed of a third, KTI SpA. Our German business EHR was sold on April 7, 2004 for €12.2 million, generating a net gain of €2.3 million. Our Italian business IG SpA was sold on April 23, 2004 for €2.0 million, generating a net gain of €0.7 million. In anticipation of these disposals, EHR and IG SpA were deconsolidated on January 1, 2004.
      In a third disposal, 75% of the KTI shares were transferred to a holding controlled by employees during November 2004. We did not generate a gain in this transaction. We consolidated KTI pursuant to the equity method of accounting as of December 31, 2004 with retrospective effect as from January 1, 2004, as we continue to hold 25% of KTI’s share capital.

      Finally, we transferred assets of Technip Offshore Moorings Inc Company without any gain at the end of 2004.

Year 2003
      Additional participation in SEAMEC: During 2003, the Group raised its stake in SEAMEC (India) to 78.2% following our purchase of an additional 20% stake.

Year 2002
      Disposal of minority stake in Ipedex and non-strategic assets of Coflexip: In 2002, we sold our minority stake of 46% in Ipedex, which we accounted for under the equity method in 2001. In 2002 Coflexip disposed of non-strategic assets, including the subsidiaries McNulty Offshore Ltd. and Captain Frank McNulty & Sons Ltd. (construction site in the United Kingdom), as well as the activities and resources related to the “Well operations” segment (including the Seawell vessel). The former Coflexip head office (building located at Porte Maillot) was also sold.

Critical Accounting Policies
      Our significant accounting policies are more fully described in Note 1 to our Consolidated Financial Statements. However, certain of our accounting policies are particularly important to your understanding of our financial position and results of operations. Because the application of these policies requires the exercise of significant judgment by us, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require significant judgments by us and affect estimates used in the preparation of our Consolidated Financial Statements.

Revenue and Cost Recognition
      Because most of our sales are generated under long-term contracts, the performance of which generally exceeds two fiscal years, the manner in which we recognize revenues and costs on these contracts is material to your understanding of our financial condition and results of operations.
      Backlog represents the total amount of revenues we expect to recognize in the future as a result of performing work under signed contracts on which we have received a down-payment and for which our client has arranged financing, where applicable. Typically, on multi-annual contracts, no more than approximately 20% of the revenue from a new contract is recognized within the first year from the date of the order intake of that contract. Consequently, the amount of revenue recognized during the fiscal year in which order intake occurs depends not only on the size of a contract but also on how late in the fiscal year the order intake occurred in order for earned income to be generated prior to the end of the fiscal year. The majority of our revenue is generated by two-to three-year contracts, with earned revenue recognized according to the percentage of completion of the various items of the contract.
      Our revenue recognition accounting policy is based on the percentage-of-completion method on a contract-by-contract basis, except for some non-significant contracts for which revenue is recognized when the service has been rendered. Use of the percentage-of-completion method requires us to make estimates of our future gross margin under the related contract. We estimate future gross margin based on a combination of factors, including our experience in the businesses and in the geographical region in which we operate, and market condition in that region. From the signing of lump-sum turnkey long-term contracts to the completion of early phases such as engineering design, confirmation of significant orders and assurance that field conditions are satisfactory, it is necessary to firmly assess identified risks and to estimate with sufficient precision the total future costs as well as the expected timetable. As a result, we recognize the related positive gross margin when the projected gross margin can be estimated more precisely, contract by contract.
      In accordance with our procedures, throughout the lives of our long-term contracts we review and periodically revise their gross margins. For further information, see Note 1(d) to our Consolidated Financial Statements.

Goodwill Amortization and Impairment of Long-Lived Assets
      Under French GAAP, we amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to 25 years. We select the period of benefit based on the strategic significance of the asset acquired. Under U.S. GAAP, we apply SFAS 142, Goodwill and Other Intangible Assets and do not amortize goodwill.
      Under French GAAP and U.S. GAAP, we test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which we estimate using a discounted cash flow method. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data.
      If this analysis indicates goodwill is impaired, measuring the impairment requires a fair value estimate of each identified tangible and intangible asset. In this case we supplement the cash flow approach discussed above with independent appraisals, as appropriate.

Useful Lives of Long-Lived Assets and Impairment
      Under French and U.S. GAAP, long-lived tangible and intangible assets are recorded at cost and depreciated based on management’s estimates and determinations of their useful lives. When management identifies that actual useful lives differ materially from the estimates used to calculated depreciation, that difference is adjusted prospectively. Variations between actual and estimated useful lives could positively (or negatively) impact the operating results.
      Under French and U.S. GAAP, we assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.
      When we determine that the carrying value of intangibles, long-lived assets may not be recoverable based upon the presence of one or more of the above indicators of impairment, we compare the carrying value to the sum of undiscounted cash flows expected to be generated by the asset. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between the carrying value and the estimated realizable value. The assumption used in determining fair value require significant estimates.

Pension Assumptions
      Pension assumptions are significant inputs to actuarial models that measure pension benefit obligations and related effects on operations. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually on a plan and country-specific basis. Other assumptions involving demographic factors, such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. This rate is the yield on high-quality fixed income investments.

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
      Under French GAAP, we accrue pension and other post-employment benefits in accordance with the practices prevailing in the country of employment. For the purpose of our U.S. GAAP reconciliation, we have harmonized valuation methods and assumptions and recognized the plans as if we had consistently applied U.S. GAAP. The unfunded liabilities for 2004 amount to €101.1 million.
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
      Under French GAAP, the newly issued shares in connection with the employee subscription to capital program (PEG) are accounted for on the basis of the shares price awarded to the employees. The discount is therefore directly recorded in shareholders’ equity. Under U.S. GAAP, the newly issued shares are accounted for on the basis of market shares price. The difference with the price awarded to employees, which represents the discount, is expensed.
      Under French GAAP, goodwill is amortized over a period ranging from five to 25 years, depending on the activity of the business acquired. Under U.S. GAAP, goodwill resulting from business combinations initiated after July 1, 2001 is no longer amortized. Additionally, with the adoption of SFAS 142 on January 1, 2002, goodwill from previous acquisitions is also no longer amortized.
      After acquiring the 29.7% interest in Coflexip in 2001, we were unable to perform a complete valuation of the assets and liabilities acquired. Accordingly, we could not precisely identify the difference between the cost of our investment in Coflexip and the net assets acquired, and therefore elected under French GAAP to amortize the goodwill over a 20-year period based on an overall analysis of goodwill components at the date of acquisition. We recognized the subsequent gain reported by Coflexip on the sale of Cal Dive securities as a separate non-operating line as described in Note 2(b) to our Consolidated Financial Statements. For U.S. GAAP purposes, we reduced our share of the gain recorded by Coflexip on its disposal of Cal Dive securities. The amount recognized under U.S. GAAP was the difference between the selling price and the fair value of the Cal Dive securities at the date of the acquisition of the 29.7% interest in Coflexip. Goodwill amortization was reduced accordingly.
      On March 1, 2003, Technip commenced an operating lease agreement for the Adria Tower in La Défense for 12 years. Based upon the terms of the lease agreement, there was a free rent period up to December 31, 2003. All rental payments subsequent to the free rent period are to be paid according to a contractual table. Under French GAAP, the rental expense related to this agreement is recognized based upon the contractual table. As such, no rental expense was recorded in our consolidated statements of operations for the year ended December 31, 2003 for this lease. Under U.S. GAAP, the Company recognizes the related rental expense on a straight-line basis and records the difference between the amounts charged to expense and the rent paid as deferred rent. In 2004, an additional rent expense of €1.7 million has been booked in the U.S. GAAP reconciliation schedule.

Recently Issued Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 123 (revised 2004). “Share-Based Payment” (SFAS No. 123(R)), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB Opinion No. 25. “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      The Company expects to adopt SFAS No. 123(R) on January 1, 2006 for U.S. GAAP purposes. The Company also expects to adopt its requirements using the “modified prospective” method described in SFAS No. 123(R). Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees prior to the effective date of Statement No. 123(R) that remain unvested on the effective date.

      The impact of adoption of Statement No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share above.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing” to clarify that abnormal amounts of idle facility expense, excessive spoilage, freight, and handling costs are to be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2006. The Company is currently assessing the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition, but does not expect SFAS 151 to have a material impact.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 amended APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2006. The provisions of SFAS 153 are required to be applied prospectively. The Company is currently assessing the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition, but does not expect SFAS 153 to have a material impact.

Segment Reporting
      The objective of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” is to provide users of financial statements information about the different types of business activities in which a company engages and the different economic environments in which it operates.  Our management has structured our operations into three sectors of activity that we utilize as reporting segments.  These sectors are our Offshore Activities, the Onshore/Downstream Activities, which are comprised of our hydrocarbons activities, and our Industries Activities, which is comprised of our non-hydrocarbon businesses. Within our Offshore Activities, we report net sales and operating income before depreciation and goodwill amortization for each of our SURF and Facilities activities.

Foreign Currency
      We operate under long-term contracts that are frequently denominated in currencies other than our functional currency, the euro. As of December 31, 2004, revenues from contracts denominated in non-euro currencies were approximately 70% of our total net sales, of which 78% were denominated in U.S. dollars. Approximately 41% of our operating expenses during this period were denominated in U.S. dollars and significant amounts were also denominated in Japanese yen, British pound sterling, Malaysian Ringitt, Brazilian Real and Norwegian Crown. For a detailed description of our exposure to foreign currencies and currency hedging instruments, see “Item 11. Qualitative and Quantitative Disclosures About Market Risk”.
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
      Foreign currency transactions. Foreign currency transactions are translated into euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts, which are translated using the contract rate based on foreign currency hedging. At year end, monetary assets and liabilities denominated in foreign currencies are translated into euros at the exchange rate prevailing at that date except for contracts-in-progress accounts and progress payments received from long-term contract customers, which are recorded at the contract rate. The resulting exchange gains or losses are recorded in the income statement.
Outlook for 2005
      Our 2004 objectives were to reach the following annual targets for 2004 compared to our results in 2003 under French GAAP:

•	an annual net sales increase of 9%, which we surpassed by reaching 9.1%;

•	an annual increase in operating income of 13%, which we surpassed by reaching 13.6%;

•	an annual increase in net income before goodwill amortization and non-operating income of 35%, which we achieved; and

•	to keep our gearing ratio below 20%, which we succeeded in doing.
      On February 24, 2005, we announced new objectives pursuant to French GAAP, based on an unchanged scope of consolidation and an exchange rate of €1 = $1.35, to achieve the following annual targets in 2005;

•	annual net sales of €4.8 billion to €4.9 billion;

•	an operating margin ratio of greater than 5%; and

•	net income before goodwill or exceptional items of at least €138 million.
      On May 19, 2005, the annual targets for 2005 were confirmed and restated according to international financial reporting standards (“IFRS”);

•	annual net sales of €4.8 billion to €4.9 billon;

•	an operating margin ratio of greater than 4.8%; and

•	net income before exceptional items of at least €112.4 million.
      Nonetheless, no assurances can be given that we will achieve our objectives and targets, which are not statements of historical fact, and are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated. See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors.”
Recent Developments
      On May 19, 2005, we announced the following results, expressed according to IFRS, for the three-month period ended March 31, 2005 as compared to first quarter 2004 numbers, which have been restated according to IFRS:

•	€7,184 million in backlog for the period ended March 31, 2005, an increase of 11.4% over the €6,451 million recorded for the period ended March 31, 2004;

•	€1,201 million in net sales, a decrease of 3.8% compared to the first quarter of 2004 where we recorded €1,249 million in net sales;

•	net income of €21.7 million in net income, a 9% improvement over the €19.9 million recorded in the first quarter of 2004;

•	fully diluted earnings per share of €1.01 per share, an improvement of 32.9% compared to the €0.76 per share recorded in the first quarter of 2004; and

•	fully diluted earnings per ADS of U.S.$0.33 per share, a 32.9% increase from the U.S.$0.25 per ADS recorded in the first quarter of 2004.
Results of Operations for the Year Ended December 31, 2004,
Compared to the Year Ended December 31, 2003

Net Sales
      In 2004, we had consolidated net sales of €5,141.0 million, an increase of 9.1% from net sales of €4,711.1 million in 2003. Our net sales are largely comprised by net sales of our two largest sectors, our Onshore activities and our Offshore Activities. In our Onshore activities in 2004, among the largest contributors to net sales, due to the size and status of progress on these contracts, were Takreer, Nigeria Trains IV and V, Qatif, OMIFCO, Oryx GTL, 10th Complex, NEB, SECCO and MOH Refinery. In our Offshore Activities in 2004, our SURF activity accounted for 57% of net sales and our Floaters activity accounted for 43% of net sales, compared to 59% and 41%, respectively, in 2003.
      Backlog. We define backlog as the remaining portion of ongoing contracts’ sale price recognized in the future. Our backlog was €6,779.0 as of December 31, 2004 compared to €7,180.4 as of December 31, 2003. Geographically, more than half was in the Africa/Middle East region, 16% in Americas and 16% in Europe, Russia/Central Asia. By business activity, as of December 31, 2004, 41.4% of our backlog was in Offshore, 55.4% in Onshore/Downstream and 3.2% in Industries.
      The backlog of our Offshore Activities was €2,804.3 million as of December 31, 2004 a decrease of 3.1% from the €2,894.9 million as of December 31, 2003. Within our Offshore Activities, €1,860.0 million in 2004 related to our SURF activity, up from €1,840.0 million in 2003. An additional €944.0 million in 2004 related to our Facilities activity, down from €1,054.9 million in 2003. In 2004, 50% of backlog was driven in Africa by projects as Dalia UFL and FPSO (Total) and Block 18 Surf (BP) in Angola, East Area (Exxon Mobil) and Amenam Phase 2 (Total) in Nigeria, Simian-Sapphire (BG) in Egypt and Baobab (CNR) in Ivory Coast.
      Backlog for our Onshore/Downstream Activities amounted to €3,758.4 million, decreasing from €3,907.5 million, or 3.8% compared to December 31, 2003. Within Our Onshore/Downstream Activities, 69% of backlog was driven by projects in Africa/Middle East region with contracts as Train VI of LNG in Nigeria, the two LNG trains of the Qatargas came in force during the year and realized with Chiyoda, Babco in Bahrain, the polyethylene of the 9th Complex in Iran and contract came in force in 2002 and 2003 as Oryx, GTL, NEB, Nigeria Train VI and V and the 10th Complex. In the Asia Pacific, the main Chinese contracts are coming to end and the backlog is mainly driven by the Gas Otway treatment unit (Woodside) in Australia in force in 2004. In Europe, Russia — Central Asia, the main contracts are Gonfreville Total (France), MOH refinery (Greece) and HDT (Turkmenistan). In America, the backlog is driven by the LNG terminal in Freeport (Texas), which came in force in 2004, and several hydrogen service contracts.
      Backlog for our Industries Activities amounted to €216.3 million compared to €378.0 million as of December 31, 2003. Within our Industries Activities, backlog consisted principally of several services and construction contracts for the pharmaceutical, chemical, electricity, metal industries, cement, aero-spatial and industrial spaces.

Net sales by activity
      Offshore. Our Offshore Activities accounted for €2,487.2 million, or 48.4% of total revenues in 2004 compared to €2,209.7 million, or 46.9% in 2003. Of this total, €1,421 million were related to the SURF activity, up 8.1% from the €1,315 million in revenues registered in 2003, representing 57% and 59% of our Offshore Activities total revenues in 2004 and 2003, respectively. In 2004, €1,066 million of our Offshore Activities revenues were related to the Facilities activity, up 19.1% from the €895 million in revenues registered in 2003, representing 43% and 41% of our Offshore Activities total revenues in 2004 and 2003, respectively.
      Onshore/Downstream. Our Onshore/Downstream Activities accounted for €2,385.1 million, or 46.4% of total revenue in 2004, compared to €2,119.0 million or 45% in 2003. The major factors contributing to the increase in sales of 13% in this activity were due to contracts put in force in 2002 and 2003. Those contracts have finished the engineering and equipment procurement phases and began progressively the construction work phase. The major contributors are Takreer, Nigeria Trains IV and V, Qatif, OMIFCO, Oryx GTL, 10th Complex, NEB, SECCO and MOH Refinery.
      Industries. The industry activity accounted for net sales of €268.7 million, or 5.2% of total revenues in 2004, as compared to €382.4 million, or 8.1% of total net revenue in 2003. The 2004 sales decreased according to the change of scope of consolidation following the sales of the German company, EHR, in 2004. Sales derived from contracts in the pharmaceutical industry, chemical industry, an acetic acid unit in the Middle East as well as contracts for the construction and treatment units of ores and construction of electricity generation plans, an Airbus A380 site and several contracts for the cement, metals and aerospace industries.

Net Sales by geographic area
      Europe, Russia — Central Asia. During 2004, our operations in Europe and Russia/Central Asia generated €1,278.9 million in sales, or 24.9% of total revenues, compared to €1,138.2 million in sales or 24.2% of total revenues in 2003. The principal contributors to sales in this region in 2004 were in our Offshore Activities Shah Deniz (BP) in Azerbaijan, Pierce (Shell), Howe (Shell) and Tripartite (THT) in the British sector of the North-Sea, Kristin Marine (Statoil), Kristin Riser (Statoil) and Snohvit (Statoil) in the Norwegian sector. Additionally, sales recorded from Our Onshore/Downstream Activities in this region included Anvers Prime G (Total Belgium), Gonfreville (Total France), MOH Refinery (Motor Oil Hellas, Greece) and the HDT (Turkmaneft gas, Turkmenistan).
      Africa, Middle East. Sales generated from our activities in Africa/Middle East during 2004 amounted to €2,553.8 million or 49.7% of total revenues, compared to €2,150.3 million or 45.6% of total 2003 revenues. The principal Offshore contracts contributing to sales in this region in 2004 were Simian-Sapphire (BG) in Egypt, Baobab (CNR) in Ivory Coast, East Area (Exxon Mobil), Bonga Mooring (SBM) and Amenam Phase 2 (Total) in Nigeria, Dalia UFL and FPSO (Total) in Angola. Our Onshore/Downstream Activities and Industries Activities in this area represented €1,466.0 million or 55% of total revenue compared to 66% last year. Our principal Onshore/Downstream contracts in this region were Nigeria Trains IV and V, OMIFCO in Oman, Qatif in Saudi Arabia, Takreer and NEB in United Arab Emirates, the 10th complex of Etylene in Iran and Oryx GTL in Qatar.
      Asia/Pacific. Our operations in the Asia/Pacific region generated sales of €378.9 million, or 7.4% of 2004 total revenues compared to €344.5 million in 2003. Our principal contributors to Offshore Activities are TSEP (WOODSIDE) in Australia and Conoco B (CONOCO Philips) in Indonesia. The principal Onshore contracts contributing to sales in this region in 2004 were SECCO (Polyethylene) in China and SMPO Nanhaï (Styrene and polyols complex).
      Americas. Sales generated from our activities in the Americas represented €929.4 million or 18.0% of 2004 revenues, compared to €1,078.1 million in 2003, or 22.9% of total revenues in 2003. Sales in this region are particularly tied to Offshore operations in Brazil and the Gulf of Mexico, with notably contracts for the engineering and construction of Spar production platforms for Red Hawk (KERR MCGEE), Holstein (BP), Magnolia Topsides (CONOCCO) in the Gulf of Mexico and P52 (PETROBRAS) in Brazil as well as the integrated SURF projects PDEG (PETROBRAS) in Brazil and White Rose (HUSKY) in Canada. The hydrogen plant in North America contributed mainly to the revenue of the Onshore/Downstream activity.

Cost of Sales
      Our cost of sales was €4,472.4 million in 2004, compared to €3,990.6 million in 2003. Our Onshore/Downstream and Offshore Activities each accounted for about 48.2%, or €2,157.3 million and 46.1%, or

€2,061.8 million, of our cost of sales, respectively. The major component was payroll, study costs and external costs such as equipment purchases or construction subcontracting.

Selling, General and Administrative Expenses
      Our selling, general and administrative expenses during 2004 were €260.7 million (or 5.7% of net sales) compared to €341.7 million (or 7.2% of net sales) incurred in 2003. The decrease between the two periods is primarily due to account of reimburses of fees on litigation.

Research and Development Expenses
      Research and development expenses remained flat in 2004 at €33.2 million compared to €33.3 million in 2003.

Operating income before depreciation and goodwill amortization
      The primary operating performance measure for our business segments is operating income before depreciation and amortization, which we disclose on the face of our consolidated statement of operations included in the Consolidated Financial Statements. We believe that operating income before depreciation and goodwill amortization is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis.

	2004	2003	2002

	(in € millions)
Operating income before depreciation and goodwill amortization
– Offshore	267.1	242.7	250.1
– Onshore/ Downstream	109.1	100.4	85.3
– Industries	(1.5)	2.4	12.2

Total	374.7	345.5	347.6
Less:
Depreciation and amortization other than goodwill	(116.2)	(117.9)	(143.0)
Subtotal:
Operating Income	258.5	227.6	204.6
Less:
Financial result	(54.0)	(44.3)	(66.9)
Less:
Income tax	(65.2)	(82.0)	(46.3)
Non Operating loss, Income of equity affiliates and Minority Interests	(17.3)	(7.3)	(3.0)
Less:
Goodwill Amortization	(117.3)	(113.7)	(117.8)
Net Income	4.7	(19.7)	(29.4)
      Our operating income before depreciation and goodwill amortization amounted to €374.7 million in 2004 compared to €345.5 million in 2003.
      Operating income before depreciation and goodwill amortization by segment (“operating margin”). Below we present operating income margin by business segment for 2004 and 2003. We have defined segment operating income margin as segment operating income before depreciation and goodwill amortization divided by segment net sales.
      Our Offshore Activities generated operating income before depreciation and goodwill amortization of €267.1 million (or 10.7% of net sales) compared to €242.7 million (or 11.0% of net sales) in 2003. Of the Offshore Activities’ 2004 total operating income before depreciation and goodwill amortization, €230.3 million were related to the SURF activity, up 29.7% from the €177.5 million registered in 2003. €36.8 million in our

Offshore Activities’ 2004 total operating income before depreciation and goodwill amortization were related to the Facilities activity, down 43.6% from the €65.2 million registered in 2003.
      Our Onshore/ Downstream Activities generated operating income before depreciation and goodwill amortization of €109.1 million (or 4.6% of net sales) compared to €100.4 million (or 4.7% of net sales) in 2003.
      Our Industries Activities generated an operating income before depreciation and goodwill amortization of (€1.5) million (or -0.6% of net sales), compared to €2.4 million in 2003 or 0.6% of net sales. During the year 2004, Industries Activities operating income before depreciation and goodwill amortization suffered from costs linked to start-up of Technip Biopharm in United States and a difficult contract in the Middle East.
      Operating income before depreciation and goodwill amortization by geographic zone. Below we present operating income before depreciation and goodwill amortization and operating income margins for 2004, 2003 and 2002. We have defined operating income margins as operating income before depreciation and goodwill amortization divided by segment net sales for a given zone.

	2004	2003	2002

	(in € millions)
Operating income before depreciation and goodwill amortization by geographic zone
– Europe and Russia/ Central Asia	135.1	118.9	148.4
– Africa/ Middle East	138.0	144.3	102.9
– Asia Pacific	47.6	23.2	22.1
– Americas	54.0	59.1	74.2

Total	374.7	345.5	347.6
Less:
Depreciation and amortization other than goodwill	(116.2)	(117.9)	(143.0)
Subtotal:
Operating Income	258.5	227.6	204.6
Less:
Financial result	(54.0)	(44.3)	(66.9)
Less:
Income tax	(65.2)	(82.0)	(46.3)
Non Operating loss, Income of equity affiliates and Minority Interest	(17.3)	(7.3)	(3.0)
Less:
Goodwill Amortization	(117.3)	(113.7)	(117.8)
Net Income	4.7	(19.7)	(29.4)
      In Europe and Russia/ Central Asia, we generated operating income before depreciation and goodwill amortization of €135.1 million in 2004 (10.6% operating income margin) compared to €118.9 million (10.4%) in 2003. The Offshore Activities has performed well in the North Sea region. The Onshore/ Downstream Activities contribution comes from the projects MOH in Greece and HDT in Turkmenistan.
      In Africa/ Middle East, we generated operating income before depreciation and goodwill amortization of €138.0 million in 2004 (5.4% of operating income margin) compared to €144.3 million in 2003 (6.7% operating income margin). This evolution reflects notably the Eps Zafiro (Exxon Mobil in Equatorial Guinea), Eps Zikomba (Exxon Mobil) in Angola and AMP1 (Total) in Nigeria for the Offshore Activities. The Onshore/ Downstream Activities contribution to the operating income before depreciation and goodwill amortization of the region reflects in large part the contracts realized in Nigeria, Iran, Oman, Saudi Arabia, Abu Dhabi and the United Arab Emirates.
      In Asia Pacific, we generated operating income before depreciation and goodwill amortization of €47.6 million in 2004 (12.6% operating income margin) compared to €23.2 million in 2003 (6.7% operating income margin). For the Onshore/ Downstream activity, the situation in this region reflects in large part to PTA in Asia, Phu-My in Vietnam and BP SECCO in China.

      In Americas, we generated operating income before depreciation and goodwill amortization of €54.0 million in 2004 (5.8% operating income margin) compared to €59.1 million in 2003 (5.5% operating income margin). For the Onshore/ Downstream activity, the operating income before depreciation and goodwill amortization comes from hydrogen contracts in Americas.

Operating Income
      Depreciation and amortization other goodwill. Charges for depreciation of assets during 2004 amounted to €116.2 million, compared to €117.9 million in 2003.
      Operating income amounted to €258.5 million, compared to €227.6 million in 2003, an increase of 13.6%.

Financial result
      We had a net financial loss of €54.0 million in 2004 compared to 44.3 million in 2003. This line item does not include financial revenue on positive cash balances of individual contracts, which we account under net sales. In 2004 and 2003, financial revenues from these sources contributed €9.9 million. In 2004, we incurred €21.4 million in financial expenses related to OCEANE bonds including €11.4 million as redemption premium amortization. Other factors contributing to this net financial loss were financial expenses of €18.5 million on the bond loan issued on May 26, 2004 and of €3.3 million in connection with short-term notes.

Income of Equity Affiliates
      We had income from equity affiliates of €1.2 million in 2004, compared to €1.1 million in 2003, essentially derived from Nargan.

Non-operating Loss
      We recorded a non-operating loss of €16.1 million in 2004, compared to a non-operating loss of €7.6 million in 2003. In 2004, this item consists of restructuring costs in Germany for an amount of €12.0 million, a loss of €3.1 million on the sale of Boulogne’s building offset with the net gain on the sale of one of the Westhill buildings of €2.6 million and costs following to the sale of the headquarter of €3.0 million.
      In 2003, this item consisted of restructuring costs in Finland for an amount of €4.4 million and in Germany for an amount of €2.7 million. It included also a €3.5 million net gain on the former headquarters building sale and a (€1.5) million loss resulting from the disposal of Unirig Pty Ltd. shares.

Income Tax
      Our income tax for 2004 amounted to €65.2 million, for a profit before tax and before goodwill amortization of €187.2 million, compared to an income tax of €82.0 million in 2003.  Compared to the generally applicable French corporate income tax rate of 35.43%, our effective income tax rate amounts to 33% in 2004 and 44.3% in 2003. The 2003 income tax rate was exceptionally high according to our decision not to recognize further deferred tax assets in view of the operational losses recorded in the United States in 2002 and 2003.

Minority Interests
      Minority interests in our earnings amounted to (€2.4) million in 2004, compared to (€0.8) million in 2003. Minority interests in 2003 and 2004 were principally attributable to our Indian subsidiary SEAMEC.

Goodwill amortization
      Goodwill amortization amounts to €117.3 million in 2004 compared to €113.7 million in 2003 and €117.8 million in 2002. The expense is relatively flat with 2002; the 2003 lower amount came from the purchase price reduction in connection with the acquisition of Aker Maritime deepwater division granted in 2003.

Net Income (loss)
      Our net consolidated income for 2004 was €4.7 million, compared to a net loss of (€19.7) million in 2003. Net income before non-operating items and goodwill amortization upon acquisition represents a profit of €138.1 million, compared to €101.6 in 2003.
Results of Operations for the Year Ended December 31, 2003,
Compared to the Year Ended December 31, 2002

Net Sales
      In 2003, we had consolidated net sales of €4,711.1 million, an increase of 5.8% from net sales of €4,452.3 million in 2002. Our net sales are largely comprised by net sales of our two largest sectors, our Onshore activities and our Offshore Activities. In our Onshore activities in 2003, among the largest contributors to net sales, due to the size and status of progress on these contracts, were Takreer, Nigeria Trains IV and V, Qatif, Omifco and 10th complex. In our Offshore Activities in 2003, the SURF activity represented 59% of our net sales while our Floaters activity represented 41%.
      Backlog. We define backlog as the remaining portion of ongoing contracts’ sale price to be recognized in the future. Our backlog was €7,180.4 million as of December 31, 2003, increasing from €5,776.1 million as of December 31, 2002.
      By business segment, as of December 31, 2003, approximately 40.3% of our backlog was in the Offshore segment, 54.4% was in the Onshore/ Downstream segment and the remainder was in our Industries segment. Contract intake in 2003 was driven in the Offshore sector principally by integrated projects in Africa (SURF and Floaters), in North Sea and in Brazil. In the Onshore/ Downstream sector, backlog was driven principally by petrochemical, gas and other projects in the Africa/ Middle East region, which accounted for 61% of segment backlog as of December 31, 2003. Backlog in the Industries sector as of December 31, 2003 consisted principally of several service and construction contracts for the pharmaceutical, chemical, electricity and metal industries.
      Net sales by segment. Our Offshore segment accounted for €2,209.7 million or 46.9% of total revenues in 2003 compared to €2,125.0 million, or 47.8% in 2002. Major contributors to our 2003 revenues were our SURF activity, which accounted for 59% of segment revenues of December 31, 2003 and our Floaters business, which accounted for a further 41% of Offshore segment revenues.
      Our Onshore/ Downstream segment, which is comprised of activities related to production, refining and petrochemicals, accounted for €2,119.0 million or 45% of total revenues in 2003, compared to €1,938.6 million, or 43.5% in 2002, an increase in net sales of 9.3%. The major factors contributing to the increase in sales in this segment were due to contracts put in force in 2002 with the early engineering phases where we tend not to recognize substantial revenues compared to the later phases in which equipment procurement and construction work have taken place in 2003 and project milestones have been met. See “Item 4. Information on Technip — Description of Our Operations — Execution of a Turnkey Project”. The major contributors are Takreer, Nigeria trains IV and V, Qatif, Omifco and 10th Complex.
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

      Sales generated from our activities in Africa/ Middle East during 2003 amounted to €2,150.3 million, or 45.6% of total revenues, compared to €1,482.0 million or 33.3% of total 2002 revenues. The principal offshore contracts contributing to sales in this region in 2003 were East Area (Exxon Mobil), and Amenam (Total) in Nigeria, EPS Zafiro (Exxon Mobil) in Equatorial Guinea and EPS Xikomba (Exxon Mobil) in Angola. Our principal Onshore/ Downstream contracts in this region were Nigeria trains IV and V, Omifco in Oman, Qatif in Saudi Arabia, Takreer in the United Arab Emirates and the 9th and 10th complex of Ethylene in Iran.
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
      Sales generated from our activities in the Americas decreased significantly during 2003 and amounted to €1,078.1 million, or 22.9% of total revenues, compared to €1,328.5 million, or 29.8% of total revenues, in 2002. Sales in this region are particularly tied to our Offshore operations in Brazil and the Gulf of Mexico, with notably contracts for the engineering and construction of Spar production platforms for Gunisson (KERR MCGEE), Mad Dog (BP), Holstein (BP) as well as the integrated turnkey projects Nakika (SHELL), Bidao (PETROBRAS) and Huskywhite Rose (HUSKY) in Canada. In the Onshore/ Downstream sector, sales in 2003 reflected the substantial progress on the Syncrude and Cryogenic gas plant projects in North America.

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

Operating income before depreciation and goodwill amortization
      Our operating income before depreciation and goodwill amortization amounted to €345.5 million in 2003 compared to €347.6 million in 2002.
      Operating income before depreciation and goodwill amortization by segment. Below we present operating income before depreciation and goodwill amortization and operating income margins by business segment for 2003 and 2002. We have defined segment operating income margins as segment operating income before depreciation and goodwill amortization divided by segment net sales.
      Our Offshore segment generated operating income before depreciation and goodwill amortization of €242.7 million, with a segment operating income margin of 11.0% in 2003, improved from segment operating income before depreciation and goodwill amortization of €250.1 million, with a segment operating income margin of 11.8% in 2002.
      Our Onshore/ Downstream segment generated operating income before depreciation and goodwill amortization of €100.4 million, with a segment operating income margin of 4.7% in 2003, compared to segment operating income before depreciation and goodwill amortization income of €85.3 million, with a segment operating income margin of 4.4% in 2002. This slight increase is explained on the one hand by the completion of several major projects on favorable terms in 2003, which allowed us to recognize strong margins and write back project-specific risk and technical provisions, and on the other hand by reduction of the selling and administrative costs.
      Our Industry segment contributed operating income before depreciation and goodwill amortization of €2.4 million with a segment operating income margin of 0.6% in 2003, as compared to segment operating income before depreciation and goodwill amortization of €12.2 million with a segment operating income margin of 3.1% in 2002, a decrease in segment operating income before depreciation and goodwill amortization of 80% due to losses recognized on former contracts.
      Operating income before depreciation and goodwill amortization by geographic zone. In Europe and Russia/ Central Asia, we generated operating income before depreciation and goodwill amortization of €118.9 million in 2003 (10.4% operating income margin) compared to €148.4 million (12.4%) in 2002. The Offshore segment has performed well in the North Sea region. The Onshore/ Downstream segment contribution comes from the projects with DSM, BP and HDT in Turkmenistan.
      In Africa/ Middle East, we generated operating income before depreciation and goodwill amortization of €144.3 million in 2003 (6.7% operating income margin) compared to €102.9 million (6.9%) in the previous year. This increase reflects notably the EPS Zafiro (Exxon Mobil) in Equatorial Guinea, Eps Zikomba (Exxon Mobil) in Angola and AMP1 (Total) in Nigeria, for the Offshore segment. The Onshore/ Downstream segment contribution to the operating income before depreciation and goodwill amortization of the region reflects in large part the contracts realized in Nigeria, Iran, Oman, Saudi Arabia, Abu Dhabi and the United Arab Emirates.
      In Asia Pacific, we generated operating income before depreciation and goodwill amortization of €23.2 million in 2003 (6.7% operating income margin) compared to €22.1 million (5.0%) in the previous year. The situation in this region reflects in large part the status of progress on the following contracts: PTA, Phu-my, BP Secco and SMPO Nanhai.
      In the Americas, we generated operating income before depreciation and goodwill amortization of €59.1 million in 2003 (5.5% operating income margin) compared to €74.2 million (5.6%) in the previous year. This evolution in operating income before depreciation and goodwill amortization reflects the low level of utilization of our Corpus Christi yard and operational difficulties on a SURF project based in Gulf of Mexico.

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
      The non-operating loss in 2002 was primarily derived from restructuring costs of €7.0 million and exceptional losses of €8.7 million related to non-recurring losses occurred on former contracts, offset by €6.2 million in tax credits awarded by the Italian tax authorities and gains on asset sales of €5.6 million related to our disposal of shares of Ipedex and Rintekno.

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
Cash Flows

2004 compared to 2003
      Cash flow from operating activities. We recorded positive cash flow from operating activities of 368.5 million in 2004 compared to positive cash flow from operating activities in 2003 of €348.7 million.
      Cash flow from operations amounted to €260.2 million compared to €229.3 million in 2003. In 2004, amortization and depreciation of tangible and intangible assets (including goodwill) totaled €233.5 million, compared to €231.6 million in 2003. Cash flow from operating activities deducts income of equity affiliates (net of dividends) from net income, which was €(1.2) million in 2004 compared to €(1.1) million in 2003. Cash flow from operating activities also adds back losses on disposal of fixed and financial assets, which was a loss of €9.2 million in 2004 compared to a loss of €0.3 million in 2003. In 2004, the loss comes from the sales of Boulogne and one of the Westhill buildings and the sales of the EHR, IG SpA and a part of KTI SpA companies. Net changes in operating assets and liabilities had a positive impact of €108.3 million compared to €119.4 million in 2003 on the Group cash.
      Cash flow from investing activities. Net cash provided from investing activities was €(123.1) million compared to €11.0 million in 2003.
      Total capital expenditures on intangible assets, property, plant and equipment, were €123.8 million in 2004, compared to €122.7 million in 2003.
      Proceeds from the disposal of fixed assets and investments amounted to €28.1 million in 2004 compared to €106.7 million in 2003. These amounts in 2004 represented the Boulogne and one of the Westhill buildings sales and the disposal of EHR, IG SpA and 75% of KTI SpA shares. In 2003, the amount represented the CB3 building sale for €100 million.
      The cash decrease of €27.4 million in 2004 compared to a decrease of €7.9 million in 2003 from changes in scope of consolidation represents the cash balances of companies acquired or disposed of measured as of the date of acquisition or disposal. In 2004, this amount represents the cash from the sales of the EHR and IG SpA and KTI SpA companies. In 2003, this amount represents the cash from the disposal of Unirig Pty Ltd. and the 20% interests purchased by the Group in order to raise its stake in SEAMEC (India).
      Cash flow from financing activities. Net cash provided by financing activities totaled €304.8 million in 2004 compared to €(169.8) million in 2003. This variation related primarily to the issue of a bond loan in May 2004 for an amount of €650.0 million including the reimbursement premium of €1.8 million. Other financing activities using cash in 2004 were our payment of a dividend amounting to €82.3 million, the payment of an interim dividend of €47.5 million and €22.7 million in Technip treasury share buy backs.

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
      Cash flow from operating activities deducts income of equity affiliates (net of dividends) from net income, which was €(1.1) million in 2003 compared to zero in 2002. Cash flow from operating activities also adds back losses on disposal of fixed and financial assets, which was a loss of €0.3 million in 2003 compared to a gain of €10.7 million in 2002. In 2003, the loss comes from the disposal of Unirig Pty Ltd. shares less the net gain on the building sale. The principal source of gain upon disposal in 2002 was the sale of shares in Ipedex and Rintekno.
      Net changes in operating assets and liabilities had a positive impact of €119.4 million compared to €192.9 million in 2002 on the Group cash.
      Cash flow from investing activities. Net cash provided by investing activities was €11.0 million compared to €18.7 million in 2002. Total capital expenditures on intangible assets, property, plant and equipment, and cash paid for acquired businesses were €126.0 million in 2003, compared to €126.2 million in 2002.
      Proceeds from the disposal of fixed assets and investments amounted to €106.7 million in 2003 compared to €143.2 million in 2002. These amounts in 2003 represented the CB3 building sale for €100.0 million and the disposal of Unirig Pty Ltd. shares. Proceeds were in 2002 derived mainly from the disposal of Coflexip’s former headquarter facilities, the sale of the Well Operations activities and the disposal of our shares of Novasep as part of the ISIS merger. Moreover, during the first half-year, Coflexip and Aker Maritime reached an agreement regarding the purchase price adjustment mechanisms stipulated in the contract following the acquisition of Aker

Maritime’s Deepwater Division leading to a €38.2 million purchase price reduction (corresponding to the amount received in 2003 on a total of €40.7 million granted). This reduction leads to a decrease in the goodwill recorded in the accounts.
      Cash from changes in scope of consolidation represents the cash balances of companies acquired or disposed of, measured as of the date of acquisition or disposal and was an decrease of €7.9 million in 2003 compared to an increase of €1.7 million in 2002. In 2003, this amount represents the cash from the disposal of Unirig Pty Ltd. and the 20% interests purchased by the Group in order to raise its stake in SEAMEC (India).
      Cash flow from financing activities. Net cash used in financing activities totaled €169.8 million in 2003 compared to €436.2 million used by financing activities in 2002. In 2003, this amount related primarily to the redemption of convertible bonds for an amount of €49.8 million and a lesser use of short-term commercial paper. Other financing activities using cash in 2003 were our payment of a dividend amounting to €77.3 million and €6.5 million in treasury share buy backs.
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
      We estimate capital expenditures for our fiscal year 2005 will be approximately €147.0 million. Our budgeted investments will be principally €130.0 million to €132.0 million for our Offshore activities. Capital expenditures amounted to €123.8 million in 2004, compared to €122.7 million in 2003 and a 2004 budget of €131.0 million. Capital expenditures were below budget due to good control of our projects and also due to some slippage in 2005.
      We define our working capital requirements as indicated in the table below. Our definition of working capital requirements may not be comparable to the definition of working capital requirements employed by other companies.

	December 31,

	2004	2003	2002

	(in € millions)
Contracts-in-progress	6,593.4	6,368.2	4,896.2
Inventories and deferred bid costs, net	98.2	73.6	80.8
Advances to suppliers	249.4	244.6	122.5
Accounts and notes receivables, net	594.8	755.6	725.6
Other current assets, net	705.3	427.7	521.6
Less:
Retirement indemnities	(70.8)	(89.3)	(86.3)
Accrued liabilities	(251.9)	(234.8)	(242.5)
Progress payments on contracts	(7,353.6)	(7,047.8)	(5,420.2)
Accounts and notes payable	(852.5)	(783.1)	(720.8)
Other creditors	(808.2)	(691.9)	(756.1)

Working capital requirements	(1,095.9)	(977.2)	(879.2)

      Our working capital requirement as of December 31, 2004 was €(1,095.9) million, compared to €(977.2) million as of December 31, 2003 and €(879.2) as of December 31, 2002. The increase in working capital requirements from 2003 to 2004 was primarily due to increased overall activity levels and resulting operating cash flows. Our capital expenditures and cash paid for acquired businesses in 2004 was €123.8 million compared to €126.0 million in 2003 and €126.2 million in 2002. In 2004, disposal of assets amounted to €28.1 million and included the sales of a building in Boulogne (France) and buildings in Westhill (UK) and the sales of investments of EHR, IG SpA and 75% of KTI. In 2003, disposal of assets amounted to €106.7 million, and include €100.0 million on our former headquarters building sale. In 2002, disposals of €143.2 million helped to offset expenditures and concerned principally Coflexip assets (Wellops, McNulty and former headquarters).
      Net cash flow from operating activities was €368.5 million in 2004, compared to €348.7 million in 2003 and €432.8 million in 2002. See “— Cash Flows” above. Our cash and cash equivalents increased by €541.6 million to €1,434 million from €892.4 million at the end of 2003 and €741.1 million at the end of 2002. See “— Cash Flows”, above. Our cash in-hand and access to other sources of funds is sufficient to meet our anticipated operating and capital expenditure requirements.
      Contracts-in-progress, which represent the aggregate value of all our work-to-date recorded under current contracts (including turnkey and cost plus service contracts) and includes all invoiced equipment, supply and labor costs as well as a share of the estimated final contract margin, increased to €6,593.4 million as of December 31, 2004, compared to €6,368.2 million as of December 31, 2003 and €4,896.2 million as of December 31, 2002. Contracts-in-progress include mainly turnkey or similar contracts. These contracts are funded by partial payments invoiced to the customers. As of December 31, 2004, progress payments received on ongoing projects amounted to €7,353.6 million, compared to €7,047.8 million and €5,420.2 million as of December 31, 2003 and 2002, respectively.
      Our inventories and deferred bid costs as of December 31, 2004 amounted to €98.2 million, compared to €73.6 million as of December 31, 2003 and €80.8 million as of December 31, 2002. Inventories and deferred bid costs reflect principally the flexible piping and other manufacturing activities of our Offshore segment.
      Shareholders’ equity as of December 31, 2004, before distribution of dividends related to the profit for the year, was €1,789.0 million, compared to €1,938.0 million, as of December 31, 2003 and €2,026.3 million, as of December 31, 2002. In total, our management believes that shareholders’ equity is adequate to finance our fixed assets and provides a sound financial basis for the Group.
      Our total accrued liabilities and retirement indemnities amounted to €322.7 million as of December 31, 2004, compared to €324.1 million as of December 31, 2003 and €328.8 million as of December 31, 2002, and provide coverage for contract risks, risks associated with litigation, pension costs and general business risks.
      As of December 31, 2004, the Group had unused and confirmed multicurrency credit lines of approximately €1,028.0 million. Approximately €1,020.0 million of this amount is available beyond December 31, 2005. At year-end 2004, we had outstanding commercial paper (one to three month maturity) in a principal amount of €150 million under a program registered with the “French Central Bank” and authorized in a maximum amount of €600 million. We believe that these, together with cash on hand and marketable securities, provide us with adequate operating liquidity.
      On April 29, 2004, Technip raised a €850.0 million new bank revolving facility with a five-year facility to replace two of the authorized unused and confirmed credit lines.
      On May 19, 2004, Technip launched the issue of a €650.0 million seven-year bond maturing on May 26, 2011 with a 4.625% interest rate. The bond issue purpose is for general corporate needs with a view to reinforcing the Group’s financial structure without waiting for the January 1, 2007 maturity of its outstanding convertible bond by taking advantage of the historically low long-term interest rate environment.
      As of December 31, 2004, our non-current assets amounted to €3,098.1 million, including fixed assets of €714.9 million, consisting principally of our construction fleet (€408.9 million) and property used for office space and production. As of December 31, 2003, our non-current assets amounted to €3,246.0 million, including fixed assets of €738.5 million, consisting principally of our construction fleet (€403.0 million) and property used for office space and production. As of December 31, 2002, non-current assets amounted to €3,518.2 million. Our fixed assets amounted to €861.1 million at that date and consisted principally of our construction fleet (€429.4 million) and property used for office space and production. See “Item 4. Information on Technip — Property, Plant and Equipment”.
      As of December 31, 2004, our total financial debt amounted to €1,562.1 million, of which the current portion totaled €194.4 million. This financial debt amount does not include €74.7 million in reserves for the redemption premium of our convertible bonds described below. The current portion of our financial debt is composed of €150 million of commercial paper, the current portion of other long-term debt of €3.2 million, and €16.5 million in overdrafts and short-term lines of credit and accrued interest on convertible bonds and the bond issue of €24.7 million (OCEANE and bond loan of May 2004). As of December 31, 2004, our long-term financial debt amounted to €1,367.7 million, and is comprised principally of our convertible bonds of €632.2 million (after repurchase in 2002 through 2004), as well as €650.0 million for the bond loan of May 26, 2004. A part of the bond issue proceeds were used to repay part of the convertible bonds and a part of the credit facility of the acquisition of Aker Maritime ASA Deepwater Division. For additional information regarding our convertible bonds see Note 22(a) to our Consolidated Financial Statements and Exhibit 10.1 hereto. Approximately 94% of our long-term debt is denominated in euro, with the remainder principally in U.S. dollars.
      As of December 31, 2003, our total financial debt amounted to €1,129.5 million, of which the current portion totaled €226.3 million. This financial debt amount did not include €84.5 million in reserves for the redemption premium of our convertible bonds described below. The current portion of our financial debt was composed of €205 million of commercial paper, the current portion of other long-term debt of €5.7 million, and €8.3 million in overdrafts and short-term lines of credit and accrued interest on convertible bonds of €7.4 million. As of December 31, 2003, our long-term financial debt amounted to €903.2 million, and was comprised principally of our convertible bonds of €715.5 million (after repurchase in 2002 and 2003), as well as U.S.$141 million outstanding amount of the credit facility, obtained for the Aker Maritime Deepwater Division acquisition and the U.S.$87 million outstanding debt used for the financing of some of the convertible bond repurchase. For additional information regarding our convertible bonds and eurobonds, see Note 22(a) and (b) respectively to our Consolidated Financial Statements.
      As of December 31, 2002, our total financial debt amounted to €1,247.1 million, of which the current portion totaled €297.0 million. This financial debt amount did not include €90.4 million in reserves for the redemption premium of our convertible bonds described below. The current portion of our financial debt was composed of €276 million of commercial paper, the current portion long-term debt for €13.1 million, and €7.9 million in overdrafts and short-term lines of credit. Our long-term financial debt reflects the refinanced portion of significant financial debt that we incurred in connection with the Coflexip exchange offer and the ISIS exchange offer, U.S.$174 million in debt incurred in connection with the acquisition of the Deepwater Division, as well as a U.S.$13.7 million loan taken out in connection with the Sunrise project. In the first quarter of 2002, we reimbursed €778.9 million of the principal amount of the acquisition financing using the net proceeds of bonds convertible into new shares and/or exchangeable for existing shares aggregate principal amount at issuance of our exchangeable/convertible bonds was €793.5 million, which carries a 1% coupon and has a 3.25% yield to maturity on January 1, 2007, assuming no conversion or exchange.
Contractual Obligations and Other Commitments
      A review of our debt and equity should consider contractual obligations and commitments both reflected directly on our balance sheet and those that are not. These amounts together with our balance sheet debt are summarized as of December 31, 2004, in the table below.

	Balance as of	Payments due in
	year end
Contractual Obligations	2004	2005	2006-2007	2008-2009	Thereafter

	(in € millions)
Short-Term Debt	194.4	194.4	—	—	—
Long-Term Debt	1,367.7	—	633.3	80.9	653.5
Operating Leases	369.4	41.7	78.3	71.0	178.4
Capital Leases	—	—	—	—	—
      We incur purchase obligations from time to time in the normal course of our operations with vendors to support existing contractual arrangements with our customers. Purchase obligations with our vendors can span several years depending on the duration of the projects. In general, the costs associated with the purchase obligations are expensed as the revenue is earned on the related projects.

Balance as of
Other Commitments	year end 2004*

Buy currency, sell national currency (forwards and swaps)	233.9
Sell currency, buy national currency (forwards and swaps)	710.2
Sell/ Buy foreign currencies	343.0

*	Nominal value.
Off-Balance Sheet Financing Arrangements
      In addition to the above-referenced contractual obligations, we have additional contractual and other commitments not necessarily reflected on our consolidated balance sheet, which are summarized in the table below as of December 31, 2004.

	Total as of	Payments
	year end
	2004	2005	2006-2007	2008-2009	Thereafter

Foreign exchange rate instruments	1,287.1	1,119.9	167.2	—	—
Interest rate instruments	80.0	—	80.0	—	—
Parent company guarantees	13,789.9	3,721.3	3,121.8	6,094.6	852.2
Others commitments given	1,418.6	146.8	117.3	962.2	192.3
Total commitments given	15,208.5	3,868.1	3,155.6	7,140.3	1,044.5
Total commitments received	539.4	208.5	235.7	94.8	0.4
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
Parent Guarantees to Clients
      Parent guarantees are given in the normal course of the Group’s businesses by Technip Holding, Technip Offshore International, Technip Offshore UK Holding Ltd. or Technip Coflexip USA Holding Inc. to customers to cover the good performance of a contract awarded to one of our subsidiaries. They would be usually released at the end of the contract.
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

      For information on how ILSA may affect our operations or the investments by our shareholders, please see “Item 4. Information on Technip — Segment and Geographical Breakdown of Net Sales and Backlog — Special Geographic Considerations”.
Transition to International Financial Reporting Standards (“IFRS”)
      Within the framework of the European Union’s adoption of international accounting standards, all European companies listed on regulated exchanges must prepare their consolidated financial statements in accordance with IFRS standards as of January 1, 2005. The eventual transition from French GAAP to IFRS will be made in compliance with IFRS 1, First-Time Adoption of IFRS, which provides guidance on retroactive application and outlines certain exemptions and exceptions.
      We adopted January 1, 2004 as our transition date to International Financial Reporting Standards (or “IFRS”), and thus will present restated 2004 and 2005 IFRS financial statements in our annual report on Form 20-F for the year ending December 31, 2005. In this annual report for year ended 2004, however, we have prepared our primary financial statements pursuant to French GAAP. Upon adoption of IFRS, we will disclose in our primary financial statements a reconciliation between French GAAP and IFRS (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented), as well as additional reconciliation disclosures between IFRS and U.S. GAAP. Looking ahead to the publication of these comparative financial statements for 2005 and in accordance with the AMF recommendation on financial reporting during the transition period, we have prepared financial information about the transition to IAS/IFRS which we have released from time to time and submitted to the SEC under cover of Form 6-K.

Item 6.     Directors, Senior Management and Employees
Directors and Officers
      In accordance with French law governing a société anonyme, a form of limited liability company, the Company’s affairs are managed by its board of directors, or conseil d’administration, and by its Chief Executive Officer, who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the board of directors or of the Company’s shareholders for certain decisions specified by law.
      Under French law, the board of directors may elect one person to assume the position of Chairman and Chief Executive Officer or split these functions between two different persons (either the Chairman of the Board or another natural person bearing the title of Chief Executive Officer or Directeur Général). Our articles of association (statuts), were modified at the Extraordinary Shareholders’ Meeting of April 11, 2003 to provide for such a choice. The choice is made by our board of directors. Our board of directors has decided not to split these two functions, which are currently performed by the same person. For further information on the powers of our board of directors, see “Item 10. Additional Information — Directors”.
      Under French law, the board of directors determines the direction of the Company’s activities and oversees its implementation. Subject to the powers expressly assigned to the shareholders’ meetings, and within the scope of the corporate purpose, it shall take up any and all issues affecting the proper operation of the Company and shall decide in its meetings any issues concerning the Company. In addition, among any other responsibilities, the board of directors establishes and presents yearly financial statements to the shareholders and calls the shareholders’ meeting.
      Meetings of the board of directors, which are held as often as required by the corporate interest, are normally convened and presided over by the Chairman. According to French law, if the board of directors has not met for over two months, at least one-third of the members of the board may require that the Chairman convene the board regarding matters listed in the agenda for the meeting. A quorum is at least one-half of the members of the board. Pursuant to French law and our articles of association (statuts), decisions are taken by a vote of the majority of the members present, deemed to be present, or represented by other members of the board of directors and the Chairman has the casting vote in the event of a tie. Our articles of association (statuts) permit that certain decisions be taken by our board of directors by means of videoconference. A director may give a proxy to another director by any written means, but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at board meetings do not count for purposes of determining the existence of a quorum. A director may not vote for a direct or indirect arrangement or contract between the Company and a director in which he or she is materially interested. If he or she does vote, the decision of the board of directors authorizing the arrangement or contract will be void.
      Under French law, our board must give prior authorization for any surety, warranty or guarantee by the Company. This authorization from the board to the Chairman and Chief Executive Officer to sign such a surety, warranty or guarantee, is granted for a maximum period of one year. If the surety, warranty or guarantee has not been previously authorized by our board, it shall have no effect with regard to the Company.

Our Board of Directors
      Pursuant to French law and our articles of association (statuts), our board may consist of 3 to 18 directors. Under French law, each director is elected by the shareholders at an ordinary general meeting of shareholders. Our articles of association (statuts) provide that each director is appointed for a four-year term expiring after the ordinary general shareholders’ meeting having approved the accounts for the prior fiscal year and which is held in the year in which term expires and is eligible for reelection upon expiration of such term.
      Our board of directors is subject to a charter incorporating the majority of the recommendations contained in the report of the AFEP-MEDEF, a report issued in France in October 2003 to promote better corporate governance practices for listed companies (the “AFEP-MEDEF report”). By the same token, each committee of the board of directors has adopted its own charter describing its particular duties, responsibilities and functioning.

      Our directors’ charter outlines the rights and responsibilities of directors and the principles governing the conduct of its executive officers, and was adopted at the directors’ meeting held on May 21, 2003. Each director must undertake to maintain his or her independence and to actively participate in the board’s work. Each director must inform the board of any personal situation that could lead to a conflict of interest or potential conflict and must clearly express, if necessary, his or her opposition to any matter under consideration by the board, which, in his or her opinion, is not in the Company’s best interest. In addition, each director is subject to our code of conduct regarding disclosure and use of confidential information, and must refrain from trading in any of our securities whenever such director knows of material non-public information.
      Our board of directors determines the Company’s overall strategic directions and monitors their implementation. Subject to the powers expressly attributed to the shareholders’ meetings and within the scope of our corporate purpose, the board is in charge of all questions pertaining to the operations of the Company and makes the Company’s business decisions.
      The non-exhaustive list of its duties is as follows:

•	appoint the Chairman, the Chief Executive Officer and the managing directors (directeurs délégués généraux);

•	define the strategy of the Company with the assistance of the strategic committee, and discuss the major transactions planned by the Group;

•	remain informed of all important events concerning the running of the Company and, in particular, investments and divestures superior to three percent of shareholders’ equity;

•	proceed with the controls and verifications that are deemed suitable with the assistance of the audit committee;

•	monitor the proper functioning of the internal control elements and of the satisfying character of the conditions of doing their mission by the auditors;

•	monitor the proper functioning of the committees that it has created;

•	monitor the quality of our disclosure provided to our shareholders and to the financial markets, with the assistance of the audit committee;

•	convene and set the agenda for shareholders’ meetings;

•	establish each year the list of directors considered independent pursuant to corporate governance criteria, taking into consideration the applicable standards and recommendations, as needed, on the trading markets where the securities of the Company are traded; and

•	authorize the regulated agreements and the sureties, guarantees and warranties given by the Company.
      Our board of directors meets at least four times a year or more frequently when the circumstances require. Directors may either be physically present, represented by proxy or participate in the meeting of the board by means of a videoconference that meets the technical qualifications set forth by the rules.
      Our board of directors may establish specialized committees and set forth their composition and responsibilities. Established committees will exercise their activities under the responsibility of the board.
      Our board of directors determines the terms of payment of directors’ fees (jetons de présence) and may allocate supplemental directors’ fees to directors that are members of board committees within the total amount approved by the shareholders’ meeting.
      At a meeting held on February 23, 2005, our board evaluated its operating practices and concluded that it operates in a very satisfactory manner and that important matters are prepared and debated in an expedient manner. The board of directors evaluates, at intervals of no more than three years, its operating policies.

      The majority of the 11 members of our board are independent directors under the recommendations on corporate governance contained in AFEP-MEDEF report. Four of our 11 members of our board are of a nationality other than French. The average age of our board members is 61. The definition of “independence” in the AFEP-MEDEF report differs from standards applicable for U.S. companies listed on the NYSE. Other corporate governance standards and practices differ in France than those practiced by U.S. companies listed on the NYSE. The members of our board are:

	Initial		Term
Name, Age, Citizenship(1)	Appointment	Responsibility on Board	Expires

Daniel Valot (60)	1996	Chairman of the Board and Director	2006
Olivier Appert (56)	2003	Director	2006
Roger Cairns (62)	2001	Director	2006
(United Kingdom)
Miguel Caparros (61)	1995	Director	2006
(Spain)
Jacques Deyirmendjian (60)	2000	Director	2006
Jean-Pierre Lamoure (56)	1998	Director	2006
Daniel Lebègue (61)	2003	Director	2006
Roger Milgrim (68)	2001	Director	2006
(United States)
Rolf-Erik Rolfsen (64)	2001	Director	2006
(Norway)
Pierre Vaillaud (70)	1992	Director	2006
Bruno Weymuller (56)	1995	Director	2006

(1)	Unless noted otherwise, our board members are French citizens.
      During the year 2004, our board of directors met seven times. The average attendance rate was 84%. The average duration of a board meeting was approximately four hours. In 2004, our Board of Directors met regarding the following points:

•	approving the financial statements and the consolidated financial statements for the financial year 2003;

•	examining the report plans and the resolutions to be proposed to the shareholders’ meeting and setting an agenda;

•	evaluating the functioning of the board of directors and its committees;

•	deciding to proceed with an issuance of debentures;

•	responding to written questions by a shareholder before the shareholders’ meeting;

•	reviewing the report of the strategic committee;

•	approving the code of ethics plan for Senior Executives and Financial Officers;

•	reviewing the internal control procedures relating to the preparation and execution of contracts;

•	reviewing quarterly accounts and reports of activity;

•	deciding to proceed with the payment of interim dividends;

•	recommending the budget for 2005 and a three-year plan; and

•	renewing the powers of the Chairman of the Board of Directors for the financial year 2005 in terms of guaranties, sureties and warranties.

Biographies of Our Board of Directors
      Daniel Valot. Mr. Valot is Chairman of the Board of Directors of Technip. He has served as director at Technip since 1996. In addition to being the Chairman of the Board, he is the Chief Executive Officer of Technip, the President of Technip Italy, the Chairman of Technip Far East (Malaysia) and serves on the boards of directors of Technip France. Outside the Group, Mr. Valot serves on the board of directors of Compagnie Générale de Géophysique, SCOR, SCOR Vie and Institut Français du Pétrole (French Petroleum Institute) (IFP). Prior to joining Technip in 1996, Mr. Valot was President of TotalFina Exploration and Production. He joined the Total Group in 1981 where he also held the posts of Deputy Finance Manager of Total, Finance Manager of the Total Chemical Division and Chairman and Chief Executive Officer of Total Petroleum North America. Mr. Valot is a graduate of the Institut d’Etudes Politiques de Paris (Paris Institute of Political Sciences) and the Ecole Nationale d’Administration (National School of Administration).
      Olivier Appert. Mr. Appert has served as director at Technip since 2003. On April 2003, Mr. Appert was appointed Chairman and Chief Executive Officer of the Institute Français du Pétrole (French Petroleum Institute) (IFP). Mr. Appert is also a director of Compagnie Générale de Géophysique (France) and the Institut de Physique du Globe de Paris (Paris Geophysical Institute). From 1998 to 1999, he was the Senior Executive Vice President of ISIS. Mr. Appert is a graduate of the École Polytechnique and the Ecole des Mines de Paris.
      Roger Cairns. Mr. Cairns has served as director at Technip since 2001. Mr. Cairns is currently Chairman and Chief Executive Officer of Cedar International Plc. (U.K.). From 1978 to 1981, Mr. Cairns was in charge of BP’s North Sea oilfield water management and gas gathering, following which he held various positions with BP until 1983. In 1983, he joined Trafalgar House Oil & Gas plc as Technical Director and was with them until 1989. For the period 1989 to 1997, he was Managing Director of Hardy Oil & Gas plc. He currently serves as Senior Technical Adviser of Enhanced Recovery System Ltd.. Mr. Cairns is a member of the Council of Institute of Petroleum and is Chairman of the Institute of Petroleum Discussions Group (Energy, Economics and Environment Committee).
      Miguel Caparros. Mr. Caparros is retired. He has served as director at Technip since 1995. He is also a director at C4W and a founding shareholder and advisor of Energiestro (France). Mr. Caparros is also an independent scholar of the Institut de Paléontologie Humaine (Institute of Human Paleontology). From 1992 to 1998, Mr. Caparros was an Advisory Director to Morgan Stanley. Mr. Caparros is a graduate of the Ecole des Hautes Etudes Commerciales in France and holds a Masters in Business Administration from the University of Chicago Business School.
      Jacques Deyirmendjian. Mr. Deyirmendjian was initially appointed to our board of directors on the recommendation of Gaz de France (“GDF”) where he serves as Managing Director, serving on our board from June 2000 through December 2001 as GDF’s representative and since December 2001 on an individual basis. In 1989, he joined the International Division of GDF as Vice President, and the next year was appointed Executive Vice-President. In 1996, he was appointed Senior Executive General Representative of Gaz de France. In 2000, he was appointed Managing Director, with responsibility for international affairs and industrial partnerships. He also serves on the Supervisory Board of GASAG (Germany) and SPP (Slovakia), and is a director of IFP (France) and Fingaz (Switzerland). Mr. Deyirmendjian is a graduate of the Ecole Polytechnique and the Ecole Nationale d’Administration (National School of Administration).
      Jean-Pierre Lamoure. Mr. Lamoure has served as a director at Technip since 1998. Since 1997, Mr. Lamoure has been the Chairman and Chief Executive Officer of Solétanche Bachy. Since 1989, he has been the Chairman and Chief Executive Officer of Solétanche SA. From 1988-1997, Mr. Lamoure was Chairman and Chief Executive Officer of Forasol-Foramer. He is Chairman of the Supervisory Board of Atlantic SFDT SA and Vice-Chairman of the Fédération Nationale des Travaux Publics (National Federation of Public Works). He is also Managing Director of Compagnie du Sol, on the management board of SEDECO SA, a member of the Supervisory Board of Fortis Banque France and different subsidiaries of Group Soletanche. He also serves on the Board of Directors of the French Institute of Petroleum (IFP), Solman (France and Bachy-Soletanche Holdings Ltd. (U.K.)). Mr. Lamoure is a graduate of the Ecole Polytechnique and the Ecole des Mines de Paris.

      Daniel Lebègue. Mr. Lebègue has served as director at Technip since 2003. Mr. Lebègue is a director of Alcatel, Crédit Agricole SA, SCOR and SCOR U.S. (USA), as well as a member of the supervisory board of Areva. He also chairs the Governing Board of the Institut d’Etudes Politiques de Lyon (Lyon Institute of Political Sciences) and serves as President of the Institut du Développement Durable et des Relations Internationales (Institute of Sustainable Development and International Relations) and as co-chair of Eurofi. From 1998 to 2002, Mr. Lebègue was the Chief Executive Officer of the Caisse des Dépots et Consignations (State Financial Institution for Deposit and Consignment). Since July 2003, he has been at the head of the Institute Français des Administrateurs (IFA), a French professional association of Directors. Mr. Lebègue is a graduate of the Institut d’Etudes Politiques de Lyon and the Ecole Nationale d’Administration (National School of Administration).
      Roger M. Milgrim. Mr. Milgrim is retired. He has served as director at Technip since 2001. He is a former senior partner of Paul, Hastings, Janofsky & Walker LLP and author of two major legal treatises in the field of intellectual property and licensing. Mr. Milgrim is currently a member of the Board of Advisors of Unistates (USA) and retired as director of the Fulbright Association in 2004. Mr. Milgrim serves in various charitable functions. Mr. Milgrim is a graduate of Pennsylvania and New York University School of Law (where he was a Root-Tilden Scholar and where he subsequently served as an adjunct professor of law for 24 years). Mr. Milgrim also attended the University of Paris School of Law as a Fulbright Scholar and as a Ford Foundation Fellow.
      Rolf-Erik Rolfsen. Mr. Rolfsen has served as director of Technip since 2001. Mr. Rolfsen is currently a director of Gaz de France Norge A.S. (Norway) and Petroleum Geoservices A.S.A. (Norway). He is also the Chairman of the executive council of the Industrial Development Fund at NTNU in Trondheim. From 1987 to 2000, he was a director of Total Norge A.S. and from 1999 to 2000 he was managing director of Fina Exploration Norway. He is also President of the Industrial Foundation Committee for the Norwegian University of Polytechnic. Mr. Rolfsen was educated at the College of Commerce in Oslo.
      Pierre Vaillaud. Mr. Vaillaud retired in 2000. He has served as director at Technip since 1992. He is the former Chairman and Chief Executive Officer of Technip, which he led from 1992 to 1999, and Elf Aquitaine, which he led from 1999 to 2000. He also serves on the supervisory boards of Cegelec (Belgium) and Oddo Pinatton and is a member of the board of directors of Total. Mr. Vaillaud is a graduate of the Ecole Polytechnique.
      Bruno Weymuller. Mr. Weymuller has served as director at Technip since 1995. Mr. Weymuller is Executive Vice President of Strategy and Risk Assessment of Total. Prior to his current position, he served as the Chief Financial Officer of Elf Aquitaine. He is also on the Board of Elf Aquitaine and Sanofi-Aventis. Mr. Weymuller is a graduate of Ecole Polytechnique and the Ecole des Mines de Paris and holds a Masters degree from the Massachusetts Institute of Technology.

Audit, Nominations and Remunerations, and Strategic Committees
      Our board of directors has established three committees: the audit committee, the nominations and remunerations committee and the strategic committee.
      Audit committee. The mission of our audit committee is to ensure the quality of our internal controls and the integrity of our disclosure to our shareholders and financial markets. Our audit committee is responsible for:

•	recommending the appointment of the statutory auditors to the board of directors, as well as for their remuneration and ensuring their independence;

•	recommending rules for the statutory auditors regarding procedures for engagements other than the auditing of the accounts in order to guarantee the independence of the auditing provided by the statutory auditors in accordance with rules, regulations and recommendations applicable to the Company and to ensure that they are applied correctly;

•	giving prior authorization to the statutory auditors for all proceedings regarding engagements other than auditing in accordance with the conditions described below;

•	analyzing the assumptions used in the closing of accounts, reviewing the Company’s accounts and the annual and interim consolidated accounts prior to the board of directors’ review by remaining informed of the Company’s financial situation, liquidity and commitments, and the statutory auditors’ audit report on the annual and semi-annual financial statements;

•	evaluating the internal audit procedures as well as any other adopted measures in order to correct any significant problems in the internal audit;

•	reviewing the annual programs of responsibilities of the internal and external auditors;

•	evaluating the relevance of the risk analysis procedures;

•	evaluating the relevance of the adopted accounting principles and methods in conjunction with the statutory auditors;

•	consulting the Chairman and Chief Financial Officer of the Company, between the end of the financial year and the date on which the audit committee decides on the draft of the annual accounts, on the relevance of the adopted accounting principles and methods, the efficiency of the control procedures for accounting and any other relevant matters;

•	reviewing the conditions under which derivative products are used;

•	remaining informed of significant legal proceedings;

•	examining the procedures required to be implemented regarding the receipt, conservation and treatment of claims related to accounting and internal accounting control, matters related to the auditing of accounts as well as documents sent by employees on an anonymous and confidential basis which would bring into question the accounting practices or auditing procedures;

•	advising and providing, in a general manner, all appropriate recommendations on the above issues;

•	examining and analyzing the external audit reports;

•	reviewing financial accounts (consolidated and non-consolidated) to be presented to the board;

•	reviewing external communications related to the Company’s financial situation; and

•	reviewing its functioning and recommending appropriate modifications to the board to improve its operations.

      Our audit committee must be composed of at least three directors designated by our board of directors, a majority of which are “independent” as such term is defined under the AFEP-MEDEF report, and all of whom are required to be determined as “independent” by our board of directors pursuant to NYSE listing standards by July 31, 2005. Independence criteria are defined by the board of directors on the basis of rules and recommendations applicable in France, and where necessary, on other regulated markets where our securities are admitted to listing.
      In considering directors for membership to the audit committee, the board reviews carefully the independence and qualifications in financial and accounting matters, especially familiarity with French and U.S. GAAP. Members of our audit committee may not receive from the Company or its subsidiaries, other than reimbursement for expenses, any compensation other than (i) directors’ fees (jetons de présence) owed in remuneration of their services as director and members of the committee, where applicable, and (ii) retirement and pension revenue in relation to previous work performed for the benefit of the Company but not dependant on future activity.
      The audit committee designates its chairman. Our Chief Financial Officer serves as Secretary of the audit committee. The audit committee meets at least four times per year to review our consolidated annual and interim financial statements. The audit committee may interview the chairman and chief executive officer, the chief financial officer as well as any operational or functional business heads necessary to accomplish its mission.
      The audit committee interviews the statutory auditors, and may do so outside the presence of management. The audit committee presents its reports and recommendations to our board of directors. Our audit committee is currently comprised of Messrs. Lebègue (Chair), Caparros, Milgrim and Vaillaud.

      During 2004, the audit committee met six times and had an attendance rate of 88%. During its meetings, the audit committee examined:

•	yearly and quarterly consolidated results releases and financial statements;

•	the transition to IFRS accounting standards and eventual impact on our accounts;

•	the recommendation to appoint our statutory auditors;

•	approval of the scope of audit, audit-related and non-audit related services;

•	the designation of Daniel Lebègue as our Audit Committee Financial Expert;

•	certain contracts requiring particular attention;

•	internal control procedures;

•	cashflow forecasts for 2005;

•	the impact of Sarbanes-Oxley provisions in relation to internal management; and

•	credit ratings.
      In addition, in accordance with AMF and SEC rules, the audit committee adopted a pre-approval policy for the engagements of our statutory auditors. See “Item 16C. Principal Accountant Fees and Services — Audit Committee Pre-approval Policies and Procedures”.
      Nominations and remunerations committee. The mission of our nominations and remunerations committee is the following:

•	to recommend to the board of directors the people that should be nominated as directors, chairman, chief executive officer and other managing directors (directeurs généraux délégués), as necessary, as well as to prepare corporate governance rules for the Company; and

•	examine the executive compensation policies implemented in the Group and the remuneration of the members of senior management, to propose the remuneration of the chairman and chief executive officer, other managing directors, as appropriate, and prepare a report on the foregoing.
      Our nominations and remunerations committee is mainly responsible for the following:

•	presenting to the board of directors recommendations on the composition of the board of directors and its committees;

•	proposing to the board of directors, on an annual basis, a list of directors qualified as “independent” directors of the Company pursuant to applicable recommendations in France and stock exchange rules where our securities are listed;

•	assisting the board of directors in the choice and evaluation of the Chairman, the Chief Executive Officer and other managing directors (directeurs généraux délégués), as the case may be;

•	developing and recommending to the board of directors a set of corporate governance principles;

•	formulating to the board of directors recommendations and proposals concerning the remuneration, retirement and health plans, benefits in kind and other financial rights, including, in case of retirement, of the Chairman, the Chief Executive Officer and other managing directors, as the case may be;

•	formulating to the board of directors recommendations and proposals concerning allocation of stock purchase and subscription options, and in particular, those allocated to the Chairman and Chief Executive Officer and other managing directors (directeurs généraux délégués), as the case may be;

•	reviewing policies related to the remuneration of members of the senior management, including stock options, equity-based plans, retirement and health plans and benefits in kind; and

•	formulating to the board of directors recommendations and proposals concerning allocation of directors’ fees (jetons de présence) and reimbursement of expenses.
      Our nominations and remunerations committee is composed of at least three directors appointed by the board of directors, a majority of which are independent. Members of our nominations and remunerations committee may not receive from the Company or its subsidiaries, other than reimbursement for expenses, any compensation other than (i) directors’ fees (jetons de présence) owed in remuneration of their services as director and members of the committee, where applicable, and (ii) retirement and pension revenue in relation to previous work performed for the benefit of the Company but not dependent on future activity.
      The committee appoints its Chairman and Secretary. The committee’s Secretary is the current Director of Human Resources. Our nominations and remunerations committee meets at least two times a year. In making its recommendations, the committee seeks proposals from the Chairman. The Chairman, however, may not participate in deliberations that relate to him. In respecting all confidentiality in regards to the session, the committee can ask the Chairman or the Chief Executive Officer for the assistance of any executive of the Company whose expertise might facilitate the resolution of a point on the committee’s agenda.
      Our nominations and remunerations committee is currently comprised of Messrs. Weymuller (Chair), Rolfsen and Lamoure, a majority of which are “independent” as such term is defined under the AFEP-MEDEF report, which may differ from standards applicable to U.S. companies listed on the NYSE. The nominations and remunerations committee presents its reports to the board of directors.
      Our nominations and remunerations committee met twice in 2004. The attendance rate was 83%. During 2004, the nominations and remunerations committee:

•	proposed to the board of directors a list of directors qualified as independent directors;

•	examined the Company’s draft report with respect to the remuneration of Executives;

•	examined the total amount of directors’ fees (jetons de présence) and its allocation;

•	studied policies and practices related to the compensation of other senior executive officers;

•	recommended to the board of directors the remuneration of our Chairman and Chief Executive Officer (variable portion for 2003, the base remuneration for 2004 and the criteria for determining the variable part of 2004);

•	examined the remuneration for the senior management (variable portion for 2003, base remuneration for 2004 and criteria for determining the variable part of 2004);

•	recommended criteria for the determination of variable portions of remuneration for 2005; and

•	examined a project for the creation of a supplementary retirement plan for management position.
      The committee evaluated the “independence” criteria of members of our board of directors as such term is defined in the AFEP-MEDEF report, and determined that Messrs. Cairns, Caparros, Lamoure, Lebègue, Milgrim, Rolfsen and Vaillaud are independent. The committee presented its conclusions to our board of directors at its meeting on February 23, 2005, which adopted them. The independence criteria of the AFEP-MEDEF report may differ from those of the New York Stock Exchange.
      Strategic committee. The mission of our strategic committee is to:

•	review the global strategic of the Group as proposed by our chairman and chief executive officer;

•	review the capital expenditure and investment budget;

•	examine any major acquisition or disposal and associated financing; and

•	review any transaction outside the ordinary course of business susceptible of serious business risk, presented by our chairman and chief executive officer.

      The strategic committee shall be composed of at least three members of the board of directors designated by the board. Members of our strategic committee may not receive from the Company or its subsidiaries, other than reimbursement for expenses, any compensation other than (i) directors’ fees (jetons de présence) owed in remuneration of their services as director and members of the committee, where applicable, and (ii) retirement and pension revenue in relation to previous work performed for the benefit of the Company but not dependant on future activity.
      Our strategic committee designates its chairman and secretary. The secretary is a member of our senior management. The strategic committee meets at least twice a year, and invites the chairman and chief executive officer, if appropriate, to present proposals, and the strategic committee may request the presence of other members of senior management whose particular competence is relevant to the agenda. The strategic committee presents its reports to our board of directors.
      Our strategic committee is comprised of Messrs. Deyirmendjian (Chair), Cairns, Appert and Vaillaud.
      Our strategic committee met three times in 2004 in the presence of all of its members. The attendance rate was 100%. During 2004, the strategic committee examined the following:

•	new acquisition and disposal projects;

•	investments and research and development projects;

•	strategic options; and

•	the budget for 2005 and the three-year plan.

Summary of significant differences with NYSE corporate governance listing standards
      Technip, as a “foreign private issuer” is required to comply with New York Stock exchange (the “NYSE”) rules regarding the independence, duties and responsibilities of our audit committee, and to disclose any significant differences between our corporate governance practices and NYSE corporate governance standards applicable to U.S. companies. One of our executive officers will be required to submit a written affirmation to the NYSE within thirty days of the compliance date (July 31, 2005) attesting to our compliance. Accordingly, our board of directors shall complete an evaluation of independence according to NYSE standards before July 31, 2005. Under French law, our board of directors meets upon convocation by the chairman, and outside meetings of committees composed of independent directors, we are not aware whether members meet formally outside his presence. We are currently studying ways to implement the requirement for our audit committee to establish a procedure that complies with French and other laws that we are subject to in order to receive, record and treat any potential complaints regarding our auditing, accounting policies or practices or our internal controls, which we are required to put in place by July 31, 2005.

Executive Management Committee
      Our executive management committee is comprised of Daniel Valot (Chairman and Chief Executive Officer), Daniel Burlin (Chief Executive Officer of the Onshore/ Downstream sector), Anne Decressac (Senior Executive Vice President, Human Resources and Communication), Jean Deseilligny (Senior Executive Vice President, Business and Operations of the Onshore/Downstream sector), Olivier Dubois (Chief Financial Officer) and Ivan Replumaz (Chief Executive Officer of the Offshore sector).

Compensation
      The aggregate amount of compensation in directors’ fees that we paid to members of our board of directors, not including the Chairman, for services in all capacities in the year ended December 31, 2004 was approximately €217,000, as authorized by the combined shareholders’ meeting held on April 29, 2004. This decision provided that directors may be paid an aggregate amount of up to €250,000 in directors’ fees (jetons de présence) for fiscal year 2004 and the three successive fiscal years.

      The fixed portion of compensation that we paid to the Chairman of the board of directors was €580,000 for 2004, while the variable portion of compensation paid in 2004 in respect of 2003 was €379,420. Mr. Valot also benefits from use of a company car valued at €3,660 per year. In 2004, Mr. Valot did not receive any directors’ fees (jetons de présence) for the positions he occupies in the Group Companies. Mr. Valot did not receive any options in 2004. Mr. Valot exercised 30,000 options during 2004 at a purchase price of €95.94 per share. Mr. Valot, as Chairman of the Board of Directors, does not benefit from a specific retirement plan. Rather, his retirement plan is identical to that of other executives.
      The compensation policy of our officers and key personnel was reviewed by the compensation committee of our board of directors. The global aggregate amount of compensation paid, directly or indirectly by Technip and all Group companies for all of its principal executives (the 26 members of our Executive Management Committee and Branch Committees) was €7.0 million in 2004. The variable portion was approximately 20% of this amount.
      The allocation of directors’ fees (jetons de présence) for the 2004 was as follows:

•	€100,000 divided into equal parts among the board of directors (with the exception of the Chairman who does not receive directors’ fees), or €10,000 per director;

•	a supplementary sum of €30,000 divided equally among directors living in Europe but not in France (i.e., three directors);

•	a supplementary sum of €20,000 is allocated to the only director living outside of Europe;

•	a supplementary sum of €67,000 for the year 2004, taking into account the attendance rate of the participants since January 1, 2004, is divided between the directors (other than the Chairman) at the fixed amount of €500 per session (of the board or of the committee) to each participant in attendance:

•	however, this fixed amount is raised to:

•	€1,000 for the Chairman of the Strategic Committee and the Nominations and Remunerations Committee; and

•	for the audit committee, the fee is set at €1,000 for each participant and €2,000 for the Chairman.
      The following table sets forth the total amounts of compensation paid by us to our board of directors in fiscal year 2004 including non-cash benefits:

	Amount of
Members of the Board of Directors in 2004	Compensation

D. Valot	€963,080	(1)
O. Appert	€14,000
R. Cairns	€25,000
M. Caparros	€26,500
J. Deyirmendjian	€16,500
J.P. Lamoure	€14,000
D. Lebègue	€25,500
R. Milgrim	€38,500
R.E. Rolfsen	€24,500
P. Vaillaud	€18,500
B. Weymuller	€14,000

Total	€1,180,080

(1)	Mr. Valot was paid a fixed salary of €580,000 in 2004, received a bonus of €379,420 in 2004 in respect of his performance in fiscal 2003 and use of a company car for €3,660.
      The principal executives of the Group do not receive directors’ fees (jetons de présence) due to the positions they occupy in Group companies.

Share Ownership
      No member of our board of directors, nor these persons as a group, is the beneficial owner of more than 1% of our voting power. To the best of our knowledge, as of December 31, 2004, the 26 members of our General Management Committees and Branch Management Committees held 3,376 of our shares while members of our Board of Directors held 1,213 shares.
Options
      As of May 18, 2005, a total of 1,526,016 options to exercise new or existing shares were outstanding (1,570,693 as of December 31, 2004), of which 60,000 were held by members of our board of directors with the remainder held by our employees or executives. Each option gives rise to the right to subscribe for four shares following our one-for-four stock split effected on May 13, 2005. None of the individual members of our board of directors or our senior management own options that would, taking into account their current shareholding, entitle them to own more than 1% of our outstanding shares.
      The following table sets out certain information relating to our share subscription plans as of December 31, 2004, prior to the effectiveness of our one-for-four stock split effected on May 13, 2005.

	1999/2001 Plan				2002 Plan

							Tranche B
	2000 tranche		2000 tranche		Tranche A	Tranche B	Remainder
	Subscription		Purchase		Subscription	Subscription	Subscription
	Options		Options		Options	Options	Options

Date of shareholders’ meeting	Apr. 28, 2000		Apr. 28, 2000		August 24, 2001	June 20, 2002	June 20, 2002
Date of board resolution	Dec. 14, 2000		Dec. 14, 2000		Dec. 9, 2002	Dec. 9, 2002	May 21, 2003
Number of holders per tranche	1,100	(7)	1,100	(7)	400	850	7
Number of options authorized(2)	1% of capital		1% of capital		1% of capital	2% of capital	5,240 shares
Number of options allocated	493,028	(1)	139,576	(1)	234,080	462,920	5,200
Total number of shares available for subscription/purchase(3):	414,678		139,576		201,610	448,170	5,200
Of which: Number of shares available to directors and senior management for subscription/ purchase	120,800	(1)	120,800	(1)	29,000	139,000	0
Of which: Number of directors and senior management concerned	17		17		4	16	0
Vesting date for exercise of options(4)	Dec. 15, 2003		Dec. 15, 2003		Dec. 10, 2005	Dec. 10, 2005	May 22, 2006
Expiration date(5)(6)	Dec. 14, 2008		Dec. 14, 2008		Dec. 9, 2008	Dec. 9, 2008	May 21, 2009
Subscription/purchase price per Share	€143.24		€143.24		€71.95	€71.95	€73.98
Number of shares subscribed/purchased at 12/31/04	0		0		0	900	0
Shares remaining available for subscription/exercise at 12/31/04	414,678		139,576		0	0	0

(1)	The options granted as part of this 1999-2001 plan, tranche 2000, relate to a maximum of 632,604 shares. The rules for this tranche state that a maximum of 139,576 share purchase options will be granted first. Therefore, the initial exercises of options will be for the transfer of 139,576 shares held by us and the remaining 493,028 options will be considered as share subscription options.

(2)	The number of options authorized was determined as a percentage of our share capital as of the date the board of directors exercised the authorization.

(3)	The number of shares available for subscription is less than the number of options allocated due to the departure of the employee holding them.

(4)	The options for each tranche have different vesting dates. In each case, the date indicated is that of the first day of vesting for the shares issued with respect to the relevant tranche.

(5)	The options for each tranche have different expiration dates. In each case, the date indicated is that of the day of expiration for the shares issued with respect to the relevant tranche.

(6)	All the plans are subject to certain restrictions limiting the exercise of options in the event of the employee’s or director’s departure from Technip. Holders of options may not exercise their options immediately following their allocation. The options may be exercised only three years following the date of grant of the options for a period of two, three or five years after the grant.

(7)	This number includes holders of share subscription and share purchase options for tranche 2000 of the 1999-2001 Plan.
      Further to the merger of Coflexip into Technip, our General Shareholders’ Meeting authorized, on July 11, 2003, the takeover of any commitments by Coflexip resulting from stock options granted to Coflexip employees and corporate officers and to employees of affiliated companies. Shares obtained by exercising stock options after the merger shall be our shares instead of and in place of Coflexip shares. Given the merger exchange ratio (i.e., 9 Technip shares for every 8 Coflexip shares), the new bases for exercising stock purchase and subscription options granted by Coflexip have been calculated, for each of the options granted and not yet exercised at the date of the merger, in order to reflect the exchange ratio. The following table sets out information relating to stock purchase and subscription option plans previously granted by Coflexip, as of December 31, 2004.

	CSO Plan 9.2	CSO Plan 9.3	CSO Plan 10	CSO Plan 11	CSO Plan
	Subscription	Subscription	Subscription	Subscription	Purchase
	Options	Options	Options	Options	Options

Date of shareholders’ meeting(1)	May 21, 1996	May 21, 1996	Jun. 2, 1999	May 30, 2000	May 30, 2000
Date of Board resolution(2)	Mar. 24, 1997	May 18, 1998	Dec. 14, 1999	Mar. 20, 2001	Mar. 20, 2001
Number of options allocated	200,000	123,400	127,386	180,000	34,415
Number of holders per tranche at the allocation	89	50	100	144	144
Total number of shares available for subscription/purchase(4)	166,613	96,300	106,202	143,000	34,415
Vesting date for exercise of options	Jun. 7, 1999	Jun. 7, 2000	Dec. 15, 2001	Mar. 21, 2003	Mar. 21, 2003
Expiration Date	Jun. 6, 2007	Jun. 6, 2008	Dec. 14, 2009	Mar. 20, 2011	Mar. 20, 2011
Subscription/purchase price per share(3)	€42.09	€109.96	€68.10	€137.13	€137.13
Number of shares subscribed/purchased at 12/31/04	138,759	8,500	36,912	0	0
Shares remaining available for subscription/purchase at 12/31/04	27,854	87,800	69,290	143,000	34,415

(1)	Date of the Coflexip shareholders’ meeting which has authorized the Coflexip shares subscription/purchase option plan.

(2)	Date Coflexip Board of Directors which has allocated the option plans.

(3)	New subscription/purchase price according to the shares exchange ratio determined for the merger of Coflexip into our company.

(4)	The number of shares available for subscription is less than the number of options allocated due to the departure of the employee holding them.
      Company Savings Plan. Our Combined Shareholders’ Meeting held on July 11, 2003, granted our board of directors the authorization to issue an additional 3% of share capital in one or several steps, over a maximum period of 26 months. These shares are to be paid solely with cash. Our employees may purchase these shares solely through our statutory company savings plan. Our employees have subscribed to 331,780 shares.

      Options by non-director wage earners. The following table sets forth the number of options exercised and the names of the Company’s non-director wage earners who exercised the most options as of December 31, 2004.

	Number of Options
Employee	Exercised	Exercise Price

Daniel Burlin	14,000	€95.94
Anne Decressac	5,500	€95.94
Jean Deseilligny	5,000	€95.94
Xavier Jacob	4,000	€95.94
Jean-François Hediard	3,000	€95.94
Patrick Picard	2,500	€95.94
      No stock options were granted during 2004.

Employees
      For information regarding our employees, see “Item 4. Information on Technip — Human Resources”.
Item 7.     Major Shareholders and Related Party Transactions
Major Shareholders
      The following table sets forth, to the best of our knowledge, certain information with respect to the beneficial ownership of shares and voting rights by our principal shareholders, as of February 28, 2005. To the best of our knowledge, there are no other shareholders whose beneficial ownership represents 5% or more of our share capital or voting rights other than those listed below. The shareholders listed below do not possess voting rights that differ from any other shareholder, except to the extent they have held our shares in registered form for two or more years so as to benefit from the double-voting rights provided by our articles of association (statuts). See “Item 10. Additional Information — Articles of Association (Statuts)” and “— Shareholders’ Meetings and Voting Rights — Double Voting Rights”.
      The following table sets forth certain information regarding the ownership of Technip’s outstanding shares as of February 28, 2005, prior to the effectiveness of our one-for-four stock split effected on May 13, 2005.

	As of February 28, 2005

		% of	% of
		Shares	Voting
Shareholder	Shares	Outstanding	Rights

IFP	772,053	3.20%	6.20%
Oppenheimer Funds	1,450,000	6.00%	5.80%
Employees	538,745	2.20%	3.60%
Treasury shares	340,242	1.40%	—
Other	21,029,294	87.20%	84.40%

Total	24,130,334	100.00%	100.00%

Shares Held in the United States
      On December 31, 2004, 2,665,884 of our ADSs were issued and outstanding (approximately 2.8% of our issued and outstanding share capital) and held of record by six record holders four of which (including DTC) have listed addresses in the United States. As of March 3, 2005, we believe there were approximately 21,105 beneficial holders of our ADSs in the United States. We were informed that on May 13, 2005, 4,865,284 of our ADSs were issued and outstanding and held by six record holders.
      We were aware that as of December 31, 2004, there were at least 44 holders in bearer form in the United States holding 1,413,219 shares, as well as six record holders.

Related Party Transactions
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
      In 1974, Coflexip signed a licensing contract with IFP, which as a result of the business combination holds approximately 6.20% of our voting rights. This contract stipulates that Coflexip has the right to use certain IFP technologies and know-how held by IFP in exchange for the payment of royalties. The agreement was assigned by Coflexip to Technip France in July 2003 and terminated by mutual consent with effect from December 31, 2003. In 2004, we signed a frame cooperation agreement with IFP for research in the field of subsea flexible and rigid reeled pipelines, in respect of which we paid in 2004 to IFP an amount of €2,885 million.
      As of December 31, 2004, we had no outstanding loans to directors or senior management.
Item 8.     Financial Information
Consolidated Statements and Other Financial Information
      See “Item 18. Financial Statements,” for a list of the financial statements filed with this annual report.
Dividend Policy
      We may declare dividends upon the recommendation of our board of directors, and approval of our shareholders at their annual general meeting. Under French law, our right to pay dividends is limited to specific circumstances. For a description of these restrictions, see the section entitled “Item 10. Additional Information — Changes in our Share Capital — Dividends”. Our commitment to the creation of shareholder value includes specific attention to the amount and regularity of dividend distributions. We aim to maintain a stable dividend per share.
      Dividends paid to holders of shares or ADSs who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Under certain tax treaties entered into between France and other countries, such withholding tax may be reduced to 15% for holders of shares who qualify for the benefits of these treaties, subject to certain procedures and exceptions. Under the Treaty between France and the United States for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital signed on August 31, 1994 (the “Treaty”), such reduced withholding tax may apply to holders of shares and also to holders of ADSs, who are residents of the United States as defined by the provisions of the Treaty, subject to certain procedures and exceptions.
      French residents were entitled to a tax credit known as the avoir fiscal with respect to dividends paid to them in 2004, the amount of which depended on the recipient of the dividends. Under certain tax treaties entered into between France and other countries, such avoir fiscal may, in certain circumstances, be paid, net of withholding tax, to non-French resident holders of shares. In addition, under the Treaty, such payment of avoir fiscal, net of withholding tax, may have been made not only to certain holders of shares but also to certain holders of ADSs, qualifying as U.S. residents under the Treaty, subject to certain exceptions and procedures. Please note that pursuant to the French Finance Law for 2004, dividends paid by French companies from January 1, 2005 (thus including the dividends paid by Technip in 2005 in relation to tax year 2004) no longer carry any avoir fiscal.
      Dividends paid to holders of ADSs are converted from euro to dollars and subjected to a charge by the depositary for any expenses incurred by the depositary in such conversion.
      For fiscal year 2004, our shareholders have approved the payment of a dividend of €3.30 per share. This amount includes the interim dividend which was paid in December 2004. See “Item 10. Additional Information — Taxation” for further information about the French avoir fiscal, and the consequences of the French Finance Law for 2004 for Technip’s shareholders and the French withholding tax.

      The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal depending on the status of the beneficiary and before deduction of any French withholding tax.

		Dividend		Dividend per
		per ADS		Share
	Dividend	Including	Dividend	Including
Year to which Dividend Related	per ADS(1)	Avoir fiscal(1)	per Share	Avoir fiscal(2)

	U.S.$	U.S.$	€	€
2000	—	—	3.30	4.95
2001	0.74	1.10	3.30	4.95
2002	0.90	1.35	3.30	4.95
2003	1.01	1.51	3.30	4.95
2004	1.02	1.33	3.30	4.30	(2)

(1)	Based on the number of Technip shares existing at the end of each fiscal year, each American depository share represented one-fourth of an ordinary share. Pursuant to a share split that was approved by the extraordinary general meeting of our shareholders on April 29, 2005 and which was effected on May 13, 2005, each such ADS now represents one share. For the convenience of the reader, dividend per ADS and dividend per ADS including avoir fiscal paid in 2004 have been translated from the euro amount per share into dollars per ADS at the rate of U.S.$1.2349 per €1.00, not necessarily the actual amount paid. Amounts paid in 2000 through 2003 have been translated into U.S. dollars at the noon buying rate applicable on the dividend payment date. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate. We have applied the avoir fiscal rate for individuals, i.e., 50%.

(2)	Pursuant to the French Finance Law for 2004, dividends paid by French companies from January 1, 2005 no longer carry any avoir fiscal. However, the portion of the dividend relating to tax year 2004 that was paid in December 2004 (i.e. the interim dividend of €2.00 per share) still carried an avoir fiscal. We have applied the avoir fiscal rate for individuals, i.e., 50%.
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
      Our board of directors may declare interim dividends, subject to French law, and may do so, for interim dividends paid in cash without obtaining shareholder approval. For interim dividends paid in shares, however, prior authorization by an ordinary shareholders’ meeting is required. In December 2004, we paid an interim dividend of €47,506,442 (€2.00 per share).
Legal Proceedings
      We are involved in various routine legal or arbitration proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, whether individually or in the aggregate, will not have a material adverse effect on our consolidated financial condition or results of operations, and have not had any such impact in recent years. According to French accounting standards, when risks incurred and exposure cost can be reasonably quantified, provisions for risks and costs are taken. Below we describe our principal current pending legal proceedings.
      On December 21, 2001, ITP SA — InTerPipe (“ITP”) filed a complaint with the Tribunal de Commerce de Versailles (Commercial Court of Versailles) against Coflexip, Technip Offshore UK Ltd. (formerly Coflexip

Stena Offshore Limited) and Technip Offshore International (former Coflexip Stena Offshore International) seeking damages based on alleged breaches of several confidentiality agreements entered into between 1993 and 1998 relating principally to the ETAP contract for Shell and the preparation of the Girassol bid for Elf. Further to the partial contribution of assets from Coflexip to Technip Offshore International and from Technip Offshore International to Technip France and the merger of Coflexip into Technip in July 2003, Technip France is the successor of Coflexip and Technip Offshore International. The proceedings are now pending before the Tribunal de Commerce de Paris (Commercial Court of Paris). In addition, ITP brought an action in Edinburgh, Scotland against Technip Offshore UK Ltd. seeking £2.5 million in damages for infringement of a patent relating to “pipe-in-pipe” technologies. On September 4, 2003, the court in Edinburgh decided that Technip Offshore UK Ltd. had infringed ITP’s patent. Technip Offshore UK Ltd. filed an appeal on October 9, 2003 against this decision. In February 2004, the European Patent Office (“EPO”) declared the disputed patent invalid. Subsequently, the court in Edinburgh cancelled its judgment at first instance that had declared the infringement of the ITP patent by Technip Offshore UK Ltd. because it considered that the decision of the EPO should be effective in the British territory. This judgment by the court in Edinburgh was subject to appeal before the House of Lords no later than February 19, 2005. Given ITP’s failure to file an appeal before such date, the Scottish proceedings are now closed.
      We believe that ITP’s allegations are unfounded and that our exposure is not material.
      In February 2003, Technip, through its subsidiary Coflexip Stena Offshore Mauritius Limited, acquired an additional holding of 20% of the share capital of its listed Indian subsidiary, South East Marine Engineering and Construction Ltd. (“SEAMEC”) in a public offer imposed by the Securities and Exchange Board of India (“SEBI”) pursuant to Indian securities regulation, in connection with the change of control of SEAMEC following the change in control of Coflexip after the exchange/cash public offering launched by Technip in July 2001.
      Pursuant to an appeal by the minority shareholders of SEAMEC before the Securities Appellate Tribunal (S.A.T.), Technip was ordered on October 27, 2003 to pay the sellers a supplement calculated on the share price of SEAMEC in April 2000, based on an alleged change of control of Coflexip and as a consequence of an alleged change of control of SEAMEC in April 2000, at the time of the acquisition by Technip of the holding of Stena Offshore International BV of 29.68% of the share capital of Coflexip.
      Technip filed an appeal with the Supreme Court of India which granted on January 9, 2004 a stay of execution of the S.A.T. judgment, subject to the posting of bonds in the form of bank guarantees pending judgment on the merits. These bank guarantees include the following: a bank guarantee of 2.25 billion Indian Rupees, approximately €40 million, for the principal amount was issued on February 16, 2004 and a bank guarantee of 225 million Indian Rupees, approximately €4 million, to cover the interest over a 12-month period was issued on March 29, 2004. In May 2005, Technip won its appeal to the Supreme Court of India on the merits of the matter, finally resolving the proceedings and releasing the bank guarantees.
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
Pending Investigation
      Technip is a shareholder of 25% of TSKJ, a joint venture company, which is carrying out the construction of a natural gas liquefaction complex in Nigeria. The companies Snamprogetti Netherlands BV (a subsidiary of the Italian Group, ENI), JGC Corporation (Japan) and Kellog Brown & Root (a subsidiary of the American group, Halliburton) each hold 25% of the capital of this company.
      In its annual report for the 2004 financial year, Halliburton Company indicated that it is under investigation by the United States Securities and Exchange Commission (the “SEC”) and the United States Department of Justice in connection with its stake in TSKJ.

      As part of the investigation carried out by the SEC, Technip was asked to voluntarily provide items related to the implementation of this project. Furthermore, in relation to an investigation by the French authorities, certain managers of Technip testified as witnesses.
Significant Changes
      For information on our unaudited sales for the three month period ended March 31, 2005, see “Item 5. Operating and Financial Review and Prospects — Recent Developments”.
Item 9.     The Offer and Listing
Price History of Shares
      The principal trading market for our shares (ISIN Code: FR0000131708) is Eurolist by Euronexttm, or Eurolist. Eurolist is the French integrated national dealing system through which trading in all French listed securities occurs. Eurolist is managed and operated by Euronext Paris SA. Our shares are included in the CAC Next20 Index, which comprises the 20 most representative securities, measured by free-float capitalization and liquidity, after the CAC 40 Index, which is the principal stock exchange index published by Euronext Paris SA. Our shares are also included in the Euronext 100 Index, which is composed of the 100 securities with the highest market capitalizations traded on Eurolist. Our shares are eligible for deferred settlement service.
      Since 2001, we have sponsored an American Depositary Receipts, or ADRs, program in the United States with JPMorgan Chase Bank, N.A. (formerly known as Morgan Guaranty Trust Company of New York), as depositary. The American Depositary Shares, or ADSs, issued pursuant to such program have been registered with the Securities and Exchange Commission under a Registration Statement on Form F-6. Pursuant to a share split that was approved by the extraordinary general meeting of our shareholders on April 29, 2005 and which was effected on May 13, 2005, each such ADS represents one share. Before that date, May 13, 2005 included, each ADS represented one-fourth of one share. Our ADSs have been listed on the New York Stock Exchange under the symbol “TKP” since October 19, 2001.
      The table below sets forth the reported high and low sales prices for the shares reported on Eurolist and for the ADSs on the New York Stock Exchange for the periods indicated. The price of our share has been adjusted to account for the one-for-four share split that was approved by the extraordinary general meeting of our shareholders on April 29, 2005 and which was effected on May 13, 2005, where each such ADS represents one share. Before that date, May 13, 2005 included, each ADS represented one fourth of one share.

	Price per Share		Price per ADS
	in €(1)		in U.S.$(2)

Calendar Period	High	Low	High	Low

2000	40.25	25.15	—	—
2001
First Quarter	41.10	33.25	—	—
Second Quarter	46.25	37.88	—	—
Third Quarter	41.25	27.75	—	—
Fourth Quarter(3)	37.50	30.98	33.60	28.40
2002
First Quarter	39.48	33.15	35.20	29.00
Second Quarter	40.58	26.60	34.80	26.00
Third Quarter	26.88	16.38	26.00	16.35
Fourth Quarter	19.96	12.75	20.20	12.34

	Price per Share		Price per ADS
	in €(1)		in U.S.$(2)

Calendar Period	High	Low	High	Low

2003
First Quarter	17.50	12.96	18.55	14.32
Second Quarter	20.88	16.06	24.92	17.35
Third Quarter	22.39	18.38	25.60	21.10
Fourth Quarter	22.98	20.73	27.88	24.30
2004
First Quarter	28.95	20.38	36.07	26.36
Second Quarter	29.00	26.00	35.29	30.42
Third Quarter	32.85	26.83	40.71	32.62
Fourth Quarter	34.25	29.38	46.69	38.25
2005
First Quarter	33.75	30.05	45.17	39.96
Second Quarter (through June 20, 2005)	37.90	31.17	46.19	40.94
Monthly amounts
December 2004	34.25	30.85	46.69	41.50
January 2005	33.42	31.23	45.00	41.74
February 2005	33.53	30.50	44.52	39.96
March 2005	33.75	31.25	45.17	40.40
April 2005	33.50	31.17	43.24	40.94
May 2005 (through May 13, 2005)	33.45	32.35	43.23	41.50
May 2005 (from May 16, 2005 until end of May)	34.65	32.65	43.59	41.59
June 2005 (through June 20, 2005)	37.90	35.71	46.19	44.04

Source: Bloomberg

(1)	On May 13, 2005, pursuant to a share split, the number of outstanding Technip shares was multiplied by four.

(2)	Up until May 13, 2004 (included), each American Depositary Share represented one quarter of an ordinary share. After that date, each ADS represents one ordinary share.

(3)	Technip shares began trading on the New York Stock Exchange on October 19, 2001.
      On June 20, 2005, the last reported sales price of our shares on Eurolist was €37.37 per share and the last reported sales price of our ADSs on the New York Stock Exchange was U.S.$45.72 per ADS.
Plan of Distribution
      Not applicable.
Nature of Trading Market
     General
      On September 22, 2000, upon successful completion of an exchange offer, the Paris Bourse SBF SA, or the SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of the SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris SA.
      Euronext N.V. has been listed on Eurolist by Euronexttm or Eurolist.

      In January 2002, Euronext N.V acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market. Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (BVLP) has become a wholly owned subsidiary of Euronext N.V. and has therefore been renamed Euronext Lisbon.
      Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms; NSC is the common platform for trading, Clearing 21 for clearing, and LIFFE CONNECTtm, the LIFFE trading platform, is already used for all Euronext and future options. In addition, Euronext Paris anticipates the implementation of central clearinghouse, settlement and custody structures over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris SA retains responsibility for the admission of shares to Euronext Paris’ trading markets as well as the regulation of those markets.

Euronext Paris SA and Eurolist
      As of February 21, 2005, all securities currently traded on the Premier, Second and Nouveau Marchés of the Euronext Paris are listed and traded on a single market, Eurolist, which is operated by Euronext Paris SA. In accordance with the regulations of Euronext Paris SA, the shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed among three capitalization compartments, according to the criteria set forth by Euronext Paris SA:

•	Compartment A comprises the companies with market capitalizations above €1 billion;

•	Compartment B comprises the companies with market capitalizations from €150 million and up to and including €1 billion;
      •   Compartment C comprises the companies with capitalizations below €150 million.
      The Company’s shares have been classified in Compartment A of the Eurolist market.
      Securities listed on Eurolist are placed in one of two categories (Continu or continuous trading; Fixing or call auctions) depending on the volume of transactions. The Company’s shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be placed in Continu is 2,500 trades.
      Securities listed on Eurolist are traded through authorized financial institutions that are members of Euronext Paris SA. Trading in Continu on Eurolist takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, a closing auction at 5:30 p.m. and a “trading at last phase” from 5:30 p.m. to 5:40 p.m. Any trade of securities effected after the close of a stock exchange session is recorded on the next Eurolist trading day at the previous session’s closing price for the relevant security. Eurolist publishes a daily official price list that includes price information concerning listed securities. Euronext Paris SA has introduced continuous electronic trading during trading hours for most actively traded securities.
      Trading in the listed securities of an issuer may be suspended by Euronext Paris SA if quoted prices exceed certain price limits defined by the regulations of Euronext Paris SA. In particular, if the quoted price of a Continu security, such as our shares, varies by more than 10% from the previous day’s closing price or once trading has begun, Euronext Paris SA may suspend trading for up to four minutes. Once trading has commenced, further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first trading suspension. Euronext Paris SA may also suspend trading for a four-minute period if trades are bound to breach the so-called “dynamic” thresholds, set at 2% plus or minus the last trade price. Euronext Paris SA may also suspend trading of a listed security in certain other circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Chairman of the Autorité des Marchés Financiers (the “AMF”) may also suspend trading on Eurolist.
      All trades of securities listed on Eurolist are performed on a cash-settlement basis on the third trading day after the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service

(Service à Règlement Différé or “SRD”) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is reserved for securities which have a total market capitalization of at least €1 billion and represent a minimum daily trading volume of €1 million and which are normally cited on a list published by Euronext Paris SA. Our shares are eligible for the deferred settlement service. Investors can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Euronext Paris SA may decide to cancel trades under exceptional circumstances if such trades do not comply with its own regulations.
      Prior to any transfer of securities held in registered form on Eurolist, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Securities transactions are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trading securities listed on Eurolist are cleared and settled through Clearing 21 and Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.
      Ownership of equities traded on a deferred settlement basis is considered to have been transferred only after the equities have been registered in the purchaser’s account. Under French securities regulations, any sale of securities executed on a deferred settlement basis during the month a dividend is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid, and the seller’s accounts will be debited by the same amount.
Other
      For other limitations affecting our shareholders, see “Item 10. Additional Information — Form, Holding and Transfer of Shares” and “Item 10. Additional Information — Requirements for Holdings Exceeding Certain Percentages”.

Item 10.     Additional Information
Share Capital
      As of December 31, 2004, our authorized share capital amounted to €73,537,494.70, divided into 24,110,654 fully paid-up ordinary shares with a par value of €3.05 each. The book value and face value of shares held by us or on our behalf by our subsidiaries amounted to €32.4 million.
      As of May 13, 2005, following the effectiveness of the share split of our shares and the multiplying of the number of our existing shares by four, and after the canceling of 34,108 shares, our share capital amounted to €73,598,275.10 divided into 96,522,328 fully paid-up ordinary shares.
Articles of Association (Statuts)
      We are a société anonyme, a form of limited liability company, incorporated under French law. We were created on April 21, 1958 for a duration of 99 years. We are subject to Book II (Livre II) of the French Commercial Code (Code de Commerce) and to decree no. 67-236 of March 23, 1967 for les sociétés commerciales et les groupements d’intérêt économique (French law). Our registered office is located at 6-8 Allée de l’Arche, Faubourg de l’Arche, ZAC Danton, 92400 Courbevoie, France, and our telephone number is +33-1 4778-2121. Our main subsidiaries are in France, Italy, Germany, the United States, The Netherlands, Abu Dhabi, Malaysia, Brazil, the United Kingdom and Norway.
      We are registered in the Commercial Register (Registre du commerce et des sociétés) of Nanterre under the number B 589 803 261.
      Our corporate purpose in France and abroad, as set forth in Article 3 of our articles of association (statuts), is stated below as:
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
      Generally all transactions of a commercial, financial, industrial or civil nature or in real or personal property, related directly or indirectly to any of the purposes listed above and to any similar or related purposes, both on its own behalf or on behalf of third parties, and more generally all transactions facilitating or related to the realization of these purposes”.
      Our board of directors is required to act within the limits of our corporate purpose and subject to the powers explicitly attributed to the shareholders’ meeting pursuant to French law. However, we will be bound to third parties in their transactions with us exceeding such limitations unless we can prove that such third parties have knowledge of such limitations or could not have ignored such limitation. Our corporate purpose can be amended by an extraordinary general shareholders’ meeting.
      In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our articles of association (statuts) as amended by our shareholders on April 29, 2005. An unofficial English translation of our articles of association (statuts) is included as an exhibit to this Annual Report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. You may obtain copies of our articles of association (statuts) in French from the registrar (Greffe) of the Commercial Register of Nanterre, France. Please refer to those full documents for additional details.
Directors

Directors and Senior Management
      In accordance with French law governing a société anonyme, the Company’s affairs are managed by its board of directors, or conseil d’administration, and by its Chairman and Chief Executive Officer, who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the board of directors or of the Company’s shareholders for certain decisions specified by law.
      Under French law, the board of directors may elect one person to assume the position of Chairman and Chief Executive Officer or split the function of Chairman of the board and Chief Executive Officer between two different persons (either the Chairman of the board or another natural person bearing the title of Directeur Général (Chief Executive Officer)). According to our articles of association (statuts), the choice is made by the board of directors deciding with a majority of all members. Our board of directors has decided not to split these two functions, which are currently performed by the same person. The Chairman of the board of directors organizes and directs the work of the board and reports on such work to the general shareholders’ meeting.
      According to French law and our articles of association (statuts), the Chief Executive Officer may propose the appointment of up to five directeurs généraux délégués, or managing directors, to the board of directors and the board of directors determines their specific management powers and responsibilities. Under French law, a managing director, like the Chief Executive Officer, has broad powers to represent and bind the Company in dealings with third parties. The Chief Executive Officer may be removed by the board of directors at any time. The managing director may be removed by the board of directors at any time upon proposal of the Chief Executive Officer. The Chief Executive Officer and the managing directors may be held individually responsible for his or her actions if they are deemed contrary to the Company’s interests. Our board of directors has not currently designated any managing directors.
      Pursuant to our articles of association (statuts), in addition to the appointment of managing directors, our board of directors can appoint one or more Vice Chairmen. Our board of directors has not currently designated a Vice Chairman.

Board of Directors’ Power to Vote on Agreements in which They are Materially Interested
      Under French law, any agreements (except agreements in the ordinary course of business entered into on an arm’s length basis) between the Company, either directly or through an intermediary, and any director, the Chief Executive Officer, one of its Managing Directors and any of its shareholders holding more than 10% of the voting rights, or in case of a corporation, the company controlling it according to Article L. 233-3 of the French Commercial Code, are subject to a special approval procedure, in accordance with Article L. 225-38 et seq. of the French Commercial Code. Agreements between the Company and another company, of which the Chief Executive Officer, one of its directeurs généraux délégués, one of the members of the board of directors of the Company is the owner, general partner, manager, director, member of the Supervisory board, or in a general sense, is an officer, are also subject to prior authorization. The director in question or the person concerned must (i) inform the board of directors of the agreement and (ii) obtain its prior approval before the transaction is consummated. The Chairman of the board of directors must inform the statutory auditors of the existence of such agreement, and the next shareholders’ general meeting must then approve this agreement upon the presentation of a special report prepared by the statutory auditors. If the shareholders’ meeting refuses to approve the agreement, third parties may still rely on it, but the director may be held liable to the Company for any loss the Company may incur under the agreement. The party to the agreement may not participate either in the vote of the board of directors, or in the vote of the shareholders’ meeting. Any agreement entered into violation of these requirements may be declared void by the Commercial Court at the request of the Company or any shareholder, if such agreement is contrary to the interests of the Company. Moreover, French law states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary course of business are not subject to the prior authorization of the board. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the board of directors unless they are not significant for any party in terms of purpose or financial impact. The list and purpose of such agreements must be communicated by the Chairman of the board to the board of directors and the statutory auditors.

Board of Directors’ Power to Vote Compensation
      In consideration for their services on the board, members of the board of directors are entitled to receive directors’ fees (jetons de présence). Directors’ fees are fixed by the shareholders’ meeting and are then allocated by the members of the board of directors among themselves. The board of directors may also grant to some of its members exceptional compensation in respect to a specific task or mandate. A member of the board of directors may not vote for his or her individual remuneration, other than approval of the allocation of directors’ fees. If he or she does, the decision is void. The board of directors may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by its members in the corporate interest.

Borrowing Powers Exercisable by the Members of the Board of Directors
      In accordance with Article L. 225-43 of the French Commercial Code, members of the board of directors other than legal entities (including permanent representatives of companies who are members of the board of directors) or the Chief Executive Officer or the managing directors may not, directly or indirectly, borrow money or obtain a guarantee from the Company. Any such loan or guarantee would be void. This prohibition also applies to spouses or heirs of such persons, and other intermediaries.

Age Requirements for Members of the Board of Directors
      In accordance with Article L. 225-19 of the French Commercial Code and the provisions of our articles of association (statuts), no more than one-third of the number of directors may be over 70 years of age at the end of the fiscal year. If such number is exceeded, the oldest director is automatically deemed to have resigned.
      In addition, in accordance with our articles of association (statuts), the Chairman of the board, the Chief Executive Officer and the Managing Directors may not be more than 65 years old. The Chairman and the Chief Executive Officer shall be deemed to have resigned at the end of the annual ordinary shareholders’ general meeting which approved the financial accounts for the fiscal year in which he reaches this age.

Share Ownership Requirement for Director Qualification
      In accordance with our articles of association (statuts) and pursuant to our share-split, which was effected on May 13, 2005, each director must, for the duration of his or her term, hold at least 400 Technip shares, which must be held in registered form.
      If, upon his or her appointment, a director does not hold or, during the term of his or her office ceases to hold, the requisite number of shares, he or she will be deemed to have resigned unless he rectifies the situation within three months.

Shareholders’ Meetings and Voting Rights

General
      Under French law, there are two types of general shareholders’ meetings: ordinary and extraordinary.
      Ordinary general shareholders’ meetings are required for matters such as:

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
      Extraordinary general shareholders’ meetings are required for approval of matters such as amendments to our articles of association (statuts), including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our articles of association (statuts), our name or our corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of any securities giving right to equity securities;

•	establishing any other rights to equity securities (common or preferred shares);

•	a statutory merger; and

•	the voluntary winding up of the Company prior to the end of its statutory term.
      Special shareholders’ meetings of a certain category of shares or of securities giving access to the Company’s share capital are required for any modification of the rights derived from such category of shares or for any modification of the terms and conditions of such securities giving access to the Company’s capital. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special shareholders’ meeting.

Annual Ordinary Meetings
      French law requires our board of directors to convene an annual ordinary general shareholders’ meeting for approval of the annual accounts and the consolidated accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court (Tribunal de Commerce). If our board of directors fails to convene a shareholders’ meeting, our statutory auditors may call the meeting. A shareholders’ meeting may also be convened by the majority shareholders in share capital or voting rights following a tender offer on the shares of our Company or the acquisition of a controlling block of shares. In a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Our board of directors may convene any shareholders’ meeting upon proper notice any time during the year. In addition, any one of the following may request the court to appoint an agent to convene a meeting:

•	any interested party in cases of urgency;

•	one or several shareholders holding at least 5% of the Company’s share capital;

•	duly qualified associations of shareholders who hold their shares for at least two years in registered form and who together hold a specified percentage of the voting rights of the Company; or

•	the workers’ committee in cases of urgency.

Notice of Shareholders’ Meetings
      We must announce general shareholders’ meetings at least 30 days in advance by means of a preliminary notice (avis de réunion), which is published in the bulletin des annonces légales obligatoires, or “BALO”. The preliminary notice must be sent to the AMF. The preliminary notice must contain, among other things, the time, date and place, the agenda of the meeting, a draft of the resolutions to be submitted to the shareholders, a description of the procedures, which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by other means, as the case may be.
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
      In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the dismissal of members of the board of directors and replacement of members of the board of directors dismissed even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to our board of directors within 10 days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold a specified percentage of our voting rights; or

•	the workers’ committee.
      Our board of directors must submit these resolutions to a vote of the shareholders.
      During the 15 days preceding a shareholders’ meeting, any shareholder may submit to the board of directors written questions relating to the agenda for the meeting. The board of directors must respond to these questions.

Attendance and Voting at Shareholders’ Meetings
      Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified by French law and our articles of association (statuts). There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.
      A holder of shares in bearer form must obtain a certificate from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares. This certificate must indicate the number of bearer shares owned by such holder and must state that such shares are not transferable until the time fixed for the meeting. According to French law and our articles of association (statuts) the holder must deposit this certificate at the place specified in the notice of the meeting prior to a date that is no later than one day before the meeting.
      According to French law, any shareholder voting by correspondence or by proxy and presenting a certificate issued by the intermediary attesting that the shares are blocked may nevertheless transfer all or part of the shares with which the shareholder voted by correspondence or for which the shareholder appointed a proxy, upon the condition that the shareholder provide the company’s authorized agent with details enabling the shareholder to cancel its vote or proxy and change the number of shares and corresponding votes no later than the day before the general shareholders’ meeting.

Double Voting Rights
      Since November 24, 1995, each share held in registered form on our books in the name of the same holder for two consecutive years confers on the shareholder the right to two votes. Our shareholders will also be entitled to the right to two votes for any additional shares issued as a result of incorporation of reserves, profits or share premium, provided that such shares are attributed in respect of shares for which our shareholders already have double voting rights. Each other share confers on the shareholder the right to one vote. Shares held in the form of American depositary shares will not confer double voting rights. If a holder transfers or converts to bearer form a share previously qualifying for two votes, that share will subsequently confer the right to only one vote. Revocation of double voting rights would require an amendment to our articles of association (statuts), which must be approved at an extraordinary shareholders’ meeting.
      As of December 31, 2004, 1,240,650 of our shares carried double voting rights, representing approximately 5.15% of our outstanding shares and approximately 9.92% of our voting rights.

Proxies and Votes by Mail
      In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail or by any means provided for by our articles of association (statuts), including, when implemented, by remote data transmission (i.e., the Internet) of the correspondence ballot papers on a proxy form pursuant to applicable laws and regulations.
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
      With respect to votes by mail, we must send a voting form to all registered shareholders and, on request, to any holder of shares in bearer form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.
      According to our articles of association (statuts), the board of directors may decide that votes submitted during the general meetings of shareholders be sent by remote data transmission pursuant to applicable regulations.
      Any shareholder who previously submitted a vote by correspondence or granted a proxy may still attend a general meeting and participate in the vote, in which case the correspondence or proxy vote is invalidated.

Quorum
      French law requires that shareholders holding at least 25% of the shares entitled to voting rights must be present in person or voting by mail or by proxy or by any means including, when implemented, by remote data transmission (i.e., the Internet), in accordance with the applicable laws and regulations to fulfill the quorum requirement for:

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
      A simple majority of shareholders’ votes cast at the shareholders’ meeting may pass a resolution concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the shareholders’ votes cast is required.
      A unanimous shareholder vote is required to increase liabilities of shareholders.
      Abstention from voting by those present in person or represented by proxy or voting by mail or present by any means including, when implemented, by remote data transmission (Internet), in accordance with the applicable laws and regulations, is counted as a vote against the resolution submitted to a shareholder vote.
      In general, each shareholder is entitled to one vote per share at any general meeting, although shares held in registered form on our books in the name of the same holder for two years may be qualified for two votes, as we described at “— Shareholders’ Meetings and Voting Rights — Double Voting Rights” above. Under French law, shares of a company held by entities controlled, directly or indirectly, by that company are not entitled to voting rights and do not count for quorum or majority purposes.
Changes in Our Share Capital

Increases in Our Share Capital
      Pursuant to French law, the share capital of the Company may be increased only with the approval of the shareholders at an extraordinary general meeting of shareholders. Increases in the Company’s share capital may be effected by:

•	issuing common or preferred shares;

•	issuing a new class of equity securities; or

•	increasing the nominal value of the existing shares.
      Increases in share capital by issuing common or preferred shares may be effected by issuing such securities:

•	for cash;

•	for assets contributed in kind;

•	by conversion or redemption of debt securities previously issued;

•	by exercise of any such rights, attached or not to other securities, giving access to common or preferred shares, including warrants or stock options;

•	by capitalization of profits, reserves or share premiums;

•	subject to various conditions, in satisfaction of debt incurred by the Company; or

•	any combination of the above.
      Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting of shareholders, acting under the quorum and majority requirements applicable to ordinary general shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting of shareholders acting under the quorum and majority requirements applicable to extraordinary shareholders’ meetings. See “— Shareholders’ Meeting and Voting Rights” above.
      Since the ordinance n° 2004-604 of June 24, 2004, the shareholders, at an extraordinary general meeting, may delegate the authority, subject to certain conditions, or the powers to carry out certain increases in the Company’s share capital to the board of directors. The board of directors may further delegate this right to the Chairman and Chief Executive Officer and, with his agreement, to one or several Managing Directors.
      Whenever the shareholders approve a capital increase or approve the delegation to the Company’s board of directors of the right to implement a capital increase (except when it results from an earlier issue of securities giving right to shares), they must also consider whether an additional capital increase should be reserved for the Company’s employees and its subsidiaries or whether to delegate or to authorize to the Company’s board of directors the right to carry out such reserved capital increase.
      On April 29, 2005, our shareholders authorized our board of directors for a period of 26 months to:

•	increase our share capital by issuing ordinary shares or any other securities that give access to our share capital with preferential subscription rights, up to a maximum amount of €37,500,000;

•	increase our share capital by incorporation of reserves, profits or premiums or other amounts whose capitalization is allowed up to a maximum amount of €75,000,000, it being specified that the cumulative amount of capital increases to be realized pursuant to this authorization and the authorization indicated in the first bullet point above cannot exceed a nominal amount of €75,000,000;

•	increase our share capital by issues for which the subscription is reserved to members of a Company Savings Plan up to a maximum nominal amount representing 3% of the Company’s share capital at the date of implementation of this resolution, it being specified that the cumulative amount of capital increases to be realized pursuant to this authorization and the authorization indicated in the first bullet point above cannot exceed a nominal amount of €37,500,000;

•	increase our share capital, up to the limit of 10% of our share capital, by issuing ordinary shares or any other securities that give access to our share capital, in order to compensate contributions in kind; and

•	grant options to subscribe or purchase a total number of shares no greater than 3% of our share capital at the date of this authorization.

Decreases in Our Share Capital
      Under French law, our share capital may be decreased only with our shareholders’ approval at an extraordinary general meeting. Decreases in our share capital can be made either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by a repurchase and cancellation of our shares. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as a part of a program to repurchase our shares, all shareholders must be offered the possibility to participate in such reduction and the holders of each class of shares must be treated equally.
      The history of our issued share capital since year-end 2000 is described below:

	Number of
	Shares Issued	Share Capital

	(in € millions
	except for shares issued)
Shares as of December 31, 2000	16,029,305	48.9
2001 increase(a)	118,420	0.4
Subscription to equity issue(d)	10,565,723	32.2
Decrease in capital(c)	—	—
Shares as of December 31, 2001	26,713,448	81.5
2002 increase	48,565	0.1
2002 increase(a)	23,250	0.1
Subscription to equity issue(b)	98,614	0.3
Decrease in capital(c)	(3,475,953)	(10.6)
Shares as of December 31, 2002	23,408,004	71.4
2003 increase	330,327	1.0
2003 increase(a)	—	—
Subscription to equity issue(b)	—	—
Decrease in capital	—	—
Shares as of December 31, 2003	23,738,331	72.4
2004 increase	40,543	0.12
Subscription to equity issue	331,780	1.01
Decrease in capital	—	—
Shares as of December 31, 2004	24,110,654	73.5

(a)	This increase results from exercised stock options.

(b)	This increase results from a new equity issuance reserved for employees of Technip.

(c)	Decrease in capital by cancellation of treasury shares.

(d)	This increase results from our exchange offers for Coflexip and ISIS.

Preemptive Subscription Rights
      According to French law, if the Company issues securities for cash giving right either immediately or at a later date to subscribe to the Company’s new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive subscription rights require the Company to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of the Company by means of a cash payment or a settling of cash debts. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Eurolist by Euronexttm.
      A two-thirds majority of the shares entitled to vote at an extraordinary general meeting of shareholders may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and the Company’s independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by French law. The shareholders may also decide at an extraordinary general meeting of shareholders to give the existing shareholders, during a limited period of time, a non-transferable priority right (délai de priorité) to subscribe to the new securities. If they so choose, shareholders may also notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering.

Financial Statements and Other Communications with Shareholders
      In connection with any shareholders’ meeting, we must provide a set of documents including our Management report prepared by our board of directors and a summary of the results of the five previous years to any shareholder who so requests. In addition, French law requires that a special report be provided to the annual ordinary shareholders’ meeting regarding stock options we authorized and/or granted. This report must include options granted to our directors and some of our employees during the last fiscal year and the shares that they obtained through the exercise of their stock options during the past fiscal year.
      Pursuant to a French law of August 1, 2003 (loi de sécurité financière), the Chairman of our board of directors has delivered a special report to the annual ordinary shareholders’ meeting held on April 29, 2005, regarding the status of the preparation and organization of the work of our board of directors, the status of the internal control procedures implemented by our Company and on the restrictions if any, that our board of directors have placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of our internal controls, the organization of the participants in our internal controls and the internal control procedures we currently have in place.

Dividends
      We may only distribute dividends out of our “distributable profits”, plus any amounts held in our reserve which our shareholders decide to make available for distribution, other than those reserves which are specifically required by law or our articles of association (statuts). “Distributable profits” consist of our unconsolidated net profit in each year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our articles of association (statuts).

Legal Reserve
      French law provides that French sociétés anonymes, such as the Company, must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of December 31, 2004, our legal reserve was €9.8 million. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends
      Under French law, our board of directors may propose a dividend for approval by the shareholders at the annual general shareholders’ meeting. If we have earned distributable profits since the end of the preceding year, as reflected in an interim income statement certified by our auditors, our board of directors may distribute interim dividends, to the extent of the distributable profits for the period covered by the interim income statement. Our board of directors may declare interim dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders’ meeting is required. In December 2004, we paid an interim dividend of €47,506,442 (€2.0 per share).

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

      In addition, our articles of association (statuts) authorize the shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any dividends either in cash or in our shares.

Timing of Payment
      Under French law, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on our shares that are not claimed within five years of the date of declared payment revert to the French State.

Form, Holding and Transfer of Shares

Form of Shares
      Our articles of association (statuts) provide that our shares may be held in registered or bearer form. However, bearer shares do not qualify for double voting rights.

Holding of Shares
      Under French law, shareholders’ ownership interests are represented by book entries instead of share certificates. Certificates may, however, be issued by Euroclear France if they are to be held outside of France. We maintain a share account with Euroclear France for all shares in registered form, which is administrated by BNP Paribas Securities Services. In addition, we maintain separate accounts in the name of each shareholder either directly or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder’s account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, it shows that they are held through this intermediary. BNP Paribas Securities Services, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.
      Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Euroclear France. That account is separate from our share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our articles of association (statuts) permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables or “TPI”, according to which Euroclear France will, upon the Company’s request, disclose to the Company on a specific date a shareholder’s name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities held by the shareholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that might apply to these securities.
      Holders of shares outside of France may trade them on the Eurolist market. Upon payment of a fee or commission, accredited intermediaries can provide assistance to these holders or to the brokers or agents through whom a sale is to be made.
      In addition, according to French law, shares held by non-French residents may be held on behalf of these shareholders in a collective account or in several individual accounts held by a financial intermediary. The intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of the shares recorded in the collective account or in several individual accounts by an intermediary will be represented in the general shareholders’ meeting by this intermediary.

Transfer of Shares
      Our articles of association (statuts) do not contain any restrictions relating to the transfer of shares.
      Registered shares must be converted into bearer form before being transferred on Eurolist and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.
      For dealings on Eurolist, an impôt sur les opérations de bourse, or tax assessed on the price at which the securities were traded, is payable by French residents, at a rate of 0.003 on transactions up to €153,000 and at a rate of 0.0015 thereafter, subject to a rebate of €23 per transaction and maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de bourse.

Liquidation Rights
      If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to their shareholdings.

Requirements for Holdings Exceeding Certain Percentages
      French law provides that any individual or entity, acting alone or in concert with others, that becomes the owner of, directly or indirectly, more than one-twentieth, one-tenth, one-fifth, one-third, one-half or two-thirds of the outstanding shares or the voting rights of any French company listed on a French regulated market or that increases or decreases its shareholding or voting rights above or below any of these thresholds, must notify such company within five trading days of exceeding or falling below such level. The individual or the entity must also notify the AMF, within five trading days of such date, of the number of equity securities it holds or the voting rights attached thereto. The AMF then makes this information public.
      French law imposes additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a company listed on a French regulated market. These persons must file a report with the company and the AMF within ten trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of other shareholders. Upon any changes of intention, it must file a new report.
      In addition, Article 13 of our articles of association (statuts) provides that, without prejudice to requirements under French law, any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of 1% of our share capital or voting rights or a multiple of said percentage less than or equal to 33%, must notify us by a registered letter with a return receipt requested within five trading days of the date it crosses the threshold, of the aggregate number of shares (including in the form of American depositary shares) and their voting rights as well as the number of securities giving right to our share capital it holds directly or indirectly, alone or in a group (de concert). If a person does not comply with this notification requirement, one or more shareholders holding 1% or more of our share capital or voting rights may require such request being recorded in the minutes of the general shareholders’ meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with the notification requirements.
      Under the General Regulation of the AMF, subject to limited exemptions, any person or persons acting in concert who come to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital and for the balance of the securities giving access to the share capital of such company or to the voting rights of such company.
      We must publish in the BALO, no later than 15 days after the annual ordinary general shareholders’ meeting, information with respect to the total number of voting rights as of the date of the annual ordinary general meeting. In addition, if the number of voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 days of our knowledge of this change, the new number of voting rights and provide the AMF with a written notice. The information is made public by the AMF.
      If any person fails to comply with the legal notification requirements, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court located in the jurisdiction of the registered office of the Company at the request, for example, of the Company’s Chairmen, or any shareholder or the AMF, and may be subject to a €18,000 fine.

Purchase of Our Own Shares
      Under French law, we may not subscribe to our own shares. However, pursuant to the European regulations, French law and the AMF’s regulations, we may, either directly or through a financial services intermediary (prestataire de services d’investissement) acting on our behalf, purchase up to 10% of our issued and outstanding share capital in connection with a corporate share repurchase program prospectus (note d’information) because our shares are listed on Eurolist that has received the approval, or visa, of the AMF either at the latest 15 days before such meeting or immediately after the board of directors implements the share repurchase program.
      According to the Company’s share repurchase program that received the visa of the AMF on April 1, 2005, the purposes of the share repurchase program are the following:

•	the allocation/sale of shares to employees or executives of the Company or companies within the group according to the terms and conditions provided by laws and regulations (in particular, in regards to employee profit sharing, stock option plans and the free allocation or sale of existing shares);

•	the delivery of shares for payment or exchange in relation to external growth transactions;

•	creating a market for the shares, with the aim of insuring the liquidity of the share, by a financial services intermediary pursuant to a liquidity agreement in conformity with a professional code of ethics of the AFEI approved by the French AMF;

•	the cancellation of shares; and

•	the delivery of securities at the time of the exercise of the rights attached to transferable securities giving access to share capital.
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
      At the shareholders’ meeting of April 29, 2005, our shareholders authorized the board of directors to repurchase over the following 18 months up to 10% of our total outstanding share capital, i.e., 2,413,033 shares, setting a maximum repurchase price of €200 per share and a minimum resale price of €100 per share. In addition, our shareholders granted our board of directors the authorization to cancel some or all the shares repurchased under a share repurchase program up to a limit of 10% of our share capital in any one 24-month period. This authorization is granted for five years.

      We may not cancel more than 10% of our outstanding share capital over any 24-month period. We did not proceed to the cancellation of any share over the course of the last 24 months as of February 26, 2005.

Trading in Our Shares
      Pursuant to the regulations of the European Union and the AMF, the Company may not trade in its own shares for the purpose of manipulating the market. Pursuant to these regulations, there are certain requirements for trades by a company to be deemed valid:

•	the issuer may not, when executing trades under a share repurchase program, purchase shares at a price higher than the highest price of the last independent trade or the highest current independent bid on the trading venues where the purchase is carried out;

•	when the issuer carries out the purchase of its own shares through derivative financial instruments, the exercise price of such derivative financial instruments shall not be above the higher of the price of the last independent trade or the highest current independent bid;

•	the issuer may not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is to be based on the average daily volume traded in the month preceding the month of public disclosure of the program and fixed on that basis for the authorized period of the program. Where the program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase; and

•	the issuer may not sell its own shares during the life of the program unless the issuer has in place a time-schedule share repurchase program, or the share purchase program is lead-managed by an investment firm or a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.
      In addition, pursuant to the General Regulation of the AMF, a company shall not, during its participation in a share repurchase program, engage in the following trading:

•	selling of its own shares during the life of the program;

•	trading where the company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities; and

•	trading during a 15-day period before the date on which the company makes its consolidated, annual and intermediary accounts public.
      However, these requirements do not apply if:

•	the issuer has in place a time-schedule share repurchase program; or

•	the share repurchase program is managed by an investment firm or a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.
      Pursuant to the General Regulation of the AMF and its instructions, the Company must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on the AMF’s website, no later than the seventh trading day following the date of execution of any such transactions.
      In addition, as the case may be, the Company will disclose, at least once a month, specified information regarding transactions.

DESCRIPTION OF OUR AMERICAN DEPOSITARY SHARES
American Depositary Receipts
      Effective May 13, 2005 our ADS-to-share ratio changed from four-to-one to one-to-one. Each of our American depositary shares represents one Technip share deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an American depositary receipt holder. In the future, each American depositary share may also from time to time represent any securities, cash or other property deposited with the depositary but which have not been distributed directly to you. Your American depositary shares will be evidenced by what are known as American depositary receipts.
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

      Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for American depositary receipt holders to instruct the depositary as to the exercise of such rights. However, if we do not furnish such evidence or if the depositary determines it is not practical to distribute such rights, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	allow such rights to lapse, in which case American depositary receipt holders will receive nothing.
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
The Depositary

Who is the depositary?
      JPMorgan Chase Bank, N.A. (formerly known as Morgan Guaranty Trust Company of New York) is the depositary, with offices located at 60 Wall Street, New York, New York 10260, United States of America.
Material Contracts

Syndicated Credit Facility
      On April 29, 2004, we signed a five-year €850 million revolving credit facility, which carries a margin of 37.5 basis points over Euribor.
      Its purpose is to refinance two previously existing syndicated credit facilities signed in 2001 by Technip and Coflexip, respectively (both maturing in 2006), and will be used for general corporate purposes. As with the previous facilities, the new facility is partially drawn up to $109.0 million as of December 31, 2004 and the balance is used as a financial liquidity reserve for the Group.

Eurobond
      On May 26, 2004, we issued a seven-year €650 million Eurobond, listed on the Luxembourg Stock Exchange, which carries a fixed interest rate of 4.625%.
      Funds raised by this Eurobond have been used to reinforce the Group’s financial means and allow us to continue our development. We decided to reinforce our financial structure without waiting for the 2006 maturity of our outstanding convertible bonds by taking advantage of the historically low long-term interest rate environment.

Convertible/ Exchangeable Bonds (“OCEANE”)
      On January 22, 2002, we issued €793.5 million aggregate principal amount of 1% convertible bonds into new shares or exchangeable into our existing shares (“OCEANE”). Each of the 4,667,647 OCEANE issued carries a nominal value of €170 and is exchangeable or convertible into one of our shares. Subject to prior conversion or exchange by the holder or our own exercise of early redemption rights, we will redeem each outstanding OCEANE for €190.07 at their maturity on January 1, 2007. The actuarial yield rate for OCEANE holders is 3.25% per year in case of non-conversion or exchange. OCEANE holder representatives may trigger early redemption obligations upon the occurrence of a specified event of default, including notably an uncured failure to pay interest or principal on the OCEANE, default by us or our subsidiaries on other indebtedness or guarantees in an amount exceeding €50 million, the contractual acceleration of any such indebtedness, an uncured failure to meet our other undertakings for more than 14 days, protection from creditors, or delisting from our equity securities from our principal trading markets. The OCEANE were listed on Eurolist (formerly the Premier Marché of Euronext Paris SA) on January 30, 2002. Through the end of the first quarter of 2005, Technip repurchased 1,066,236 OCEANE for a total amount of €188.2 million. In accordance with the indenture of the AMF, the 1,066,236 convertible bonds were cancelled. As a result, the convertible bonds’ outstanding amount was reduced to €612.2 million as of February 24, 2005.
Exchange Controls

Ownership of ADSs or Shares by Non-French Residents
      Under French law, there is no limitation on the right of non-French residents or non-French security holders to own or, when applicable, to vote securities of a French company.
      A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, pursuant to the Decree No. 2003-196 of March 7, 2003, both E.U. not including French citizens and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities if, for example, they come to own, directly or indirectly, by any means, more than one-third of the capital or voting rights, in any French company.

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
Taxation

General
      The following is a general summary of the material French and U.S. federal income tax consequences of owning and disposing of our shares.
      This discussion is intended only as a descriptive summary. It does not address all aspects of French and U.S. tax laws that may be relevant to you in light of your particular circumstances. It is based on the laws, conventions and treaties in force as of the date of this annual report, all of which are subject to change, possibly with retroactive effect, or different interpretations.
      If you are considering buying our shares, you should consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation.

French Taxation of Non-Resident Investors
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
      If you transfer listed shares using a written agreement, that agreement must generally be registered and a registration duty of 1% (1.1% as from January 1, 2006) of either the purchase price or the market value of the shares transferred, whichever is higher, will be due. The maximum duty is €3,049 (€4,000 as from January 1,

2006) per transfer. However, in some circumstances, if the agreement is executed outside France, this duty will not be due.

Taxation of Dividends
      In France, dividends are paid out of after-tax income. When shareholders resident of France received dividends in 2004, such dividends generally carried a tax credit known as the avoir fiscal.
      Pursuant to the French Budget Law for 2004 (no. 2003-1311 dated December 30, 2003), French non-individual shareholders will not be entitled, as of January 1, 2005, to use the avoir fiscal received with respect to distributions paid in 2004. French individual shareholders will not be entitled to the avoir fiscal with respect only to distributions paid from 2005 onwards.
      However, French individual shareholders will be entitled, with respect to dividends paid as of January 1, 2005, to a new tax credit equal to 50% of the dividend paid, capped, per year, at €230 or, as the case may be, €115, depending on the marital status of the individual shareholder. Non-individual shareholders will not be entitled to this newly implemented tax credit.
      Thus, dividends paid by Technip to French residents in 2004 generally carried an avoir fiscal. Such avoir fiscal may be used by French individual shareholders in 2005. French non-individual shareholders will not be entitled to use in 2005 any avoir fiscal attached to distributions made by us in 2004.
      Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the French tax credits (i.e., the avoir fiscal until 2004, and from 2005 onwards, the new tax credit).
      Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax or, in the case of certain tax treaties, be eliminated.
      Certain tax treaties further provide for a refund of the avoir fiscal or similar tax credit to certain non-residents.
      Generally, when a treaty does not provide for the refund of the avoir fiscal, or when a shareholder, while entitled to the benefits of a treaty, is not entitled to the refund of the avoir fiscal, such shareholder may claim a refund of the précompte (tax of 50% of dividends carrying an avoir fiscal paid by French companies on dividends paid out of profits which have not been taxed at the ordinary income tax rate or which have been earned and taxed more than five years before the distribution).
      The following countries and Territoires d’Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax), to the extent, however, that the avoir fiscal is available.

Australia	India	Mexico	The Netherlands
Austria	Israel	Namibia	Togo
Belgium	Italy	New Zealand	Turkey
Bolivia	Ivory Coast	Niger	Ukraine
Brazil	Japan	Norway	United Kingdom
Burkina Faso	Latvia	Pakistan	United States
Canada	Lithuania	Senegal	Venezuela
Estonia	Luxembourg	Singapore	Territoires d’Outre-
Finland	Malaysia	South Korea	Mer and Other:
Gabon	Mali	Spain	Mayotte
Ghana	Malta	Sweden	New Caledonia
Iceland	Mauritius	Switzerland	Saint-Pierre et Miquelon

      Dividends paid in 2004. If you are entitled to the benefits of a treaty that provides for the refund of the avoir fiscal, you may have been subject, on the date of payment of the dividend to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, if you established your entitlement to such reduced rate before the date of payment of the dividend.
      Furthermore, if you are entitled to a refund of the avoir fiscal under your relevant tax treaty, you can claim such a refund on distributions made by Technip in 2004, to the extent only, that you are an individual and that you file your claim before January 1, 2006.
      In addition, if Technip pays in cash any précompte with respect to the interim dividend distributed in 2004, such précompte may be refunded to you if you are entitled to such refund under your relevant tax treaty, provided, however, that you timely file your claim for such refund.
      Dividends to be paid from 2005 onwards. As to dividends to be paid from 2005 onwards to non-residents benefiting from the provisions of a tax treaty (regardless of whether the treaty provides for the refund of the avoir fiscal), they should generally continue to be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such tax treaty (rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate) provided, however, that these non-residents establish their entitlement to such reduced rate before the date of payment by providing a certificate (the Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.
      If a non-resident has not filed the Certificate before the dividend payment date, the French withholding tax will be levied at the rate of 25%. Such non-resident may claim a refund of the excess withholding tax from the French tax authorities by filing the relevant treasury form before December 31 of the second year following the year during which the dividend was paid.
      As regards the new tax credit available to French resident individual shareholders, the French tax authorities have not issued guidelines yet to confirm whether non-resident individual shareholders that benefit from a tax treaty which provides for the refund of the avoir fiscal will be entitled to the refund of this new tax credit described above with respect to distributions paid from 2005 onwards.

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
Taxation of U.S. Investors
      The following is a general summary of certain material U.S. federal income tax and French tax consequences of owning and disposing of our shares or American depositary shares. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of our shares or American depositary shares and all of the following six points apply to you:

1.	you own (directly, indirectly or by attribution) less than 10% of our outstanding share capital or voting stock;

2.	you are any one of the following:

(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

(b)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof including the District of Columbia;

(c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(d)	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust;

3.	you are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994, and any protocols thereto (the “U.S.-France income tax treaty”) as a U.S. resident under the “limitation on benefits” article of that treaty;

4.	you hold your Technip shares or American depositary shares as capital assets;

5.	you are not also a resident of France; and

6.	your functional currency is the U.S. dollar.
      If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds shares or American depositary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds our shares or American depositary shares, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of such shares or American depositary shares.
      Special rules may apply to insurance companies, tax-exempt entities, banks, financial institutions, U.S. expatriates, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-method of accounting, persons holding our shares or American depositary shares as part of a straddle, hedging transaction or conversion transaction, and persons who acquired our shares pursuant to the exercise of employee stock options or otherwise as compensation, among others. Those special rules are not discussed in this annual report.
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

Taxation of Dividends
      Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such Holder establishes before the date of payment that such Holder is a resident of the United States under the Treaty in accordance with the procedures described below.
      Dividends paid in 2004. Subject to certain conditions and filing formalities, an individual U.S. Holder would also be entitled to a payment equal to the avoir fiscal (net of the 15% withholding tax) with respect to dividends paid in 2004 by Technip, if he or she attests that he or she is subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend (an “Eligible U.S. Holder”).
      U.S. Holders, other than Eligible U.S. Holders, are no longer entitled to the refund of the avoir fiscal in respect of dividends paid in 2004. In particular, certain entities (U.S. Pension Funds and certain other tax-exempt entities) that could benefit from a partial transfer of the avoir fiscal with respect to dividends paid until December 31, 2003, are no longer entitled to their partial avoir fiscal with respect to dividends that Technip paid as of January 1, 2004.
      In addition, if Technip pays in cash a précompte with respect to the distribution of the interim dividend made in 2004, such U.S. Holders who are not Eligible U.S. Holders should nonetheless be entitled to the refund of such précompte tax, subject to certain formalities described below.
      Generally, dividends paid to an Eligible U.S. Holder in 2004 were subject to the reduced withholding tax rate of 15% at the time the dividend was paid if (i) such Holder duly completed and provided the French tax authorities with Treasury Form RF 1 A EU-No. 5052 (the “Form”) before the date of payment of the relevant dividend, or (ii) if completion of the Form was not possible prior to the payment of dividends, such Holder duly completed and provided the French tax authorities with a simplified certificate (the “Simplified Certificate”) stating that (a) such Holder was a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such Holder’s ownership of the ADSs or shares was not effectively connected with a permanent establishment of fixed base in France, (c) such Holder owned all the rights attached to the full ownership of the ADSs or shares, including, but not limited to, dividend rights, (d) such Holder met all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such Holder claimed the reduced rate of withholding tax and payment of the avoir fiscal. Holders of ADSs could provide the Form or the Simplified Certificate to the Depositary provided that the Depositary was given sufficient time to file such Form or Simplified Certificate with the French tax authorities before the date of payment.
      Dividends paid in 2004 to a U.S. Holder that was not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) but was entitled to the reduced rate of withholding tax were subject to French withholding tax at the reduced rate of 15%; provided, however, that such holder filed French Treasury Form RF1 B EU-No. 5053 with the paying agent before the date of payment of the dividends.
      If a U.S. Holder had not filed a completed Form or, where applicable, the Simplified Certificate, before the dividend payment date, the French withholding tax was withheld at the rate of 25%. Such holder may claim a refund of the excess withholding tax from the French tax authorities by completing and filing the Treasury Form before December 31 of the second year following the year during which the dividend was paid.
      Please note that an Eligible U.S. Holder that had not filed a completed Form or Simplified Certificate before the dividend payment date may claim the avoir fiscal attached to dividends paid by Technip in 2004 only until December 31, 2005 by providing the French tax authorities with the completed Form. Please note further that U.S. Holders, other than Eligible U.S. Holders may obtain a refund of the précompte paid in cash by Technip, if any, with respect to the interim dividend distributed in 2004, if they timely file Treasury Form RF 1 B EU 5053.
      In all cases, any avoir fiscal is generally paid to Eligible U.S. Holders within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid.

      Dividends to be paid from 2005 onwards. Dividends paid from 2005 onwards to a U.S. Holder benefiting from the reduced rate of the dividend withholding tax under the Treaty may be subject to the 15% withholding tax rate immediately upon payment of the dividends if such U.S. Holder provides the paying agent with a certificate (the “Certificate”) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005, before the dividend payment date.
      If a U.S. Holder entitled to a reduced withholding tax rate does not file a completed Certificate before the dividend payment date, the French withholding tax will be levied at the rate of 25%. Such U.S. Holder may claim a refund of the excess withholding tax from the French tax authorities by completing and providing the paying agent with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31 of the second year following the year during which the dividend is paid.
      The Form or, where applicable, the Simplified Certificate, or the Certificate together with its respective instructions, are provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the United States Internal Revenue Service. The Depositary shall arrange for the filing of all Forms, Simplified Certificates or Certificates, as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.
      For U.S. federal income tax purposes, the gross amount of any distribution and any related French tax credit payment or French tax credit paid to you, including any French tax withheld, generally will be included in your gross income as ordinary dividend income when payment is actually or constructively received by you (or on the date payment is received by the Depositary, if you hold American depositary shares). Dividends paid by us will not give rise to the dividends received deduction generally allowed to U.S. corporate shareholders with respect to dividends received from other U.S. corporations. Dividends generally will constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category” income, or in the case of certain U.S. holders, “general category” income for foreign tax credit purposes.
      Further, the amount of any dividend paid in euro, including any French tax withheld, will equal the U.S. dollar value of the euro amount received calculated by reference to the spot rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of American depositary shares, regardless of whether the payment is in fact converted into U.S. dollars. If you convert the euro amount into U.S. dollars on the date of receipt, you generally should not recognize any exchange gain or loss. If you do not convert any such euro that is received by you into U.S. dollars on the date you receive it, you generally will have a tax basis in the euro amount equal to its U.S. dollar value on the date of receipt. You also will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of such euro amount, which generally will be treated as U.S. source ordinary income or loss. Moreover, you may be required to recognize exchange gain or loss if you receive a refund paid in euros under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This exchange gain or loss generally will be treated as U.S. source ordinary income or loss.
      If you are an accrual method taxpayer, for taxable years beginning before 2005, you must translate French taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to your U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. holder may elect to translate French taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the IRS.
      French withholding tax imposed on the dividends you receive and on any related French tax credit at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to complex conditions and limitations, or you may alternatively choose to deduct all foreign taxes paid by you as itemized deductions in the taxable year. A deduction however does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The United States

Treasury has expressed concerns that parties to whom American depositary shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Accordingly, the discussion above regarding the creditability of French withholding tax could be affected by future actions that may be taken by the United States Treasury.
      You are urged to consult your own tax advisors regarding the availability of foreign tax credits.
      Certain U.S. holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or American depositary shares) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-France income tax treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares or American depositary shares should constitute qualified dividend income for U.S. federal income tax purposes, however, this is a factual matter and is therefore subject to change. The United States Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of shares or American depositary shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. You are urged to consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of your own particular situation and regarding the computation of your foreign tax credit with respect to any qualified dividend income paid by us, as applicable.
      For U.S. federal income tax purposes, the gross amount of any précompte paid to you, including any French tax withheld, will be included in your gross income as ordinary income. It generally will constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in euro, including any French withholding taxes, will equal the U.S. dollar value of the euro amount received on the date the précompte is included in income which, for a U.S. holder of American depositary shares, will be the date of receipt by the Depositary, regardless of whether the payment is in fact converted into U.S. dollars. You will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of such euro amount, which generally will be treated as U.S. source ordinary income or loss.

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
      In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or dispose of your shares or American depositary shares in an amount equal to the difference between the U.S. dollar value of the amount realized for the share or American depositary share and your tax basis in the share or American depositary share (determined in U.S. dollars). This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period for the share or American depositary share exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.
      Further, deposits or withdrawals of shares by you for American depositary shares will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Status
      A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we did not qualify as a PFIC for the taxable year ending December 31, 2004, for U.S. federal income tax purposes. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or American depositary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or American depositary shares. Furthermore, dividends paid by us would not be “qualified dividend income” and would be subject to the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of Technip shares or American depositary shares.

French Estate and Gift Taxes
      Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, if you transfer your Technip shares or American depositary shares by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death; or

•	you used your Technip shares or American depositary shares in conducting a business through a permanent establishment or fixed base in France, or you held such shares or American depositary shares for that use.

French Wealth Tax
      The French wealth tax does not generally apply to shares or American depositary shares if the holder is a resident of the United States for purposes of the U.S.-France income tax treaty.

United States Information Reporting and Backup Withholding
      Dividend payments and proceeds paid from the sale or other disposition of Technip shares or American depositary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to the information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through some U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

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
Cash Management
      Cash surpluses are almost entirely denominated in euro, U.S. dollars (or Malaysian Ringgit which had a fixed exchange rate with the U.S. dollar as of December 31, 2004), British Pound Sterling, Australian Dollar, Norwegian Crown, Brazilian Real, Indian Rupee and Canadian Dollar. Part of the cash surplus is allocated to forecasted expenditures on given projects. We invest these cash surpluses in short-term floating investments to ensure liquidity and avoid interest rate risk.
      Since the beginning of 2000, we have used a dedicated financing entity (Technip Eurocash SNC) to manage centrally our cash and hedging, with the exception of cash held by our Malaysian, Singaporean, Saudi Arabian and Brazilian subsidiaries and some of the Offshore sector foreign subsidiaries. Each participating subsidiary transfers its cash surplus to Technip Eurocash SNC and requests cash when needed. Cash flow forecasts are centrally analyzed on a regular basis by Technip Eurocash SNC.
Debt Management
      We have limited financial debt (€1,636.8 million, €1,214 million, €1,337.5 million as of December 31, 2004, 2003 and 2002, respectively). The figures for 2004, 2003 and 2002 include, respectively, €74.7 million, €84.5 million and €90.4 million of convertible bonds redemption premium issued in 2002.
      On December 31, 2004, our short-term debt of €194.4 million is composed of the following:

•	commercial paper for €150 million with an average maturity of less than three months;

•	short-term part of the long-term debts, which amounts to €3.2 million;

•	bank overdrafts and others for €16.5 million; and

•	accrued interests on the convertible bonds for €24.7 million.

      The outstanding amount of the credit facility raised in April 2004 for an authorized amount of €850.0 million to refinance the credit facility obtained for the Aker Maritime Deepwater Division acquisition used by Technip Coflexip USA Holdings, was U.S.$109.0 million as of December 31, 2004. This bank credit facility is fully repayable at maturity at April 29, 2009.
      At the end of January 2002, we issued €793.5 million aggregate principal amount of 1% convertible bonds with a conversion option into new shares and/or exchange into existing shares (“OCEANE”). The OCEANEs mature on January 1, 2007.
      We repurchased 458,794 OCEANEs through December 2003 for a nominal amount of €78 million, 489,742 OCEANEs in 2004 for a nominal amount of €83.3 million and 177,700 OCEANEs for a nominal amount of €20.0 million in January 2005.
      In accordance with the terms and conditions of the convertible bonds, the convertible bonds repurchased have been cancelled, reducing the amount to €632.2 million on December 31, 2004 and thereafter to €612.2 million on February 24, 2005. See “— Additional Information — Material Contracts” above.
      For our unused and confirmed multicurrency banking credit lines as of December 31, 2004, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
      On April 29, 2004, we raised €850 million through a syndicated new bank revolving bank facility agreement with a five-year facility to replace two of the authorized unused and confirmed credit lines. As a result, the Group had unused and confirmed multicurrency credit lines of approximately €1,028 million, of which approximately €1,020 million is available beyond December 31, 2004. See “— Additional Information — Material Contracts” above.
      On May 26, 2004, we issued a €650 million seven-year eurobond maturing on May 26, 2011 with a 4.625% coupon. For a summary of the terms and conditions, see “— Additional Information — Material Contracts” above.
Fair Value of On Balance-Sheet Financial Instruments
      We report marketable securities included in cash and cash equivalents at market prices in our consolidated financial statements included in this annual report. The fair value of all current assets and liabilities (cash and cash equivalents, accounts and notes receivables, advances to suppliers, accounts and notes payable and other creditors) is considered to be equivalent to the carrying amounts due to the short maturity of these items.
      The fair value of the long-term debt determined on a borrowing-by-borrowing basis, by discounting future cash flows using the borrowing rates at the balance sheet dates for similar types of borrowing arrangement, is approximated by the carrying value.
Currency Risk
      We operate under long-term contracts that are frequently denominated in currencies other than our functional currency, the euro. As of December 31, 2004, revenues from contracts denominated in non-euro currencies were approximately 70% of our total net sales, of which more than 78% were denominated in U.S. dollars. Approximately 41% of our operating expenses during this period were denominated in U.S. dollars and significant amounts were also denominated in Japanese yen, British pound sterling, Malaysian Ringitt, Brazilian Real, Australian Dollar, Indian Rupee, Norwegian Crown and Canadian Dollar.
      Our policy is to continually assess our exposure to exchange risk on contracts and, whenever practicable, to reduce risks by incurring operating expenses in the same currency in which the corresponding net sales are generated. We further reduce our exposure to exchange rate fluctuations through the use of forward exchange contracts, currency exchange rate guarantees or options when we believe it appropriate. Typically, we hedge a contract once it has been awarded or, in some cases, at the latest, once it comes into force. However, because we may be subject to significant exchange rate exposure during the period from the contract bid to the awarding of the contract, we may, depending on our appreciation of the probability that the contract will be awarded to us and on market conditions, enter into currency options or currency exchange rate guarantees for contracts on which we have bid (see Note 1(r)) to our Consolidated Financial Statements.
      We do not enter into forward exchange contracts or exchange options for purposes other than those described above. Our policy does not permit us to take, or authorize our subsidiaries or businesses to take, speculative market positions.
      The tables below present the maturities and fair value of our hedging instruments as of December 31, 2004 and 2003, respectively and are based on maturities and interest and exchange rates at these same dates and present future cash flows generated by derivatives instruments.
As of December 31, 2004

	Maturing in year ending December 31,
							Fair value
Foreign Exchange Contracts	2005	2006	2007	2008	2009	Total	Total

	(in € millions)
Sell currency, buy national currencies
U.S.$	608.5	57.7	—	—	—	666.2	75.8
GBP	18.4	6.2	—	—	—	24.6	0.6
AED	2.2	—	—	—	—	2.2	0.0
Others	16.3	0.9	—	—	—	17.2	0.5

Total	645.4	64.8	—	—	—	710.2	76.9

Buy currency, sell national currencies
U.S.$	159.9	0.1	—	—	—	160.0	(19.6)
JPY	1.5	—	—	—	—	1.5	0.0
GBP	37.0	11.2	—	—	—	48.2	(0.8)
Others	23.5	0.7	—	—	—	24.2	(0.4)

Total	221.9	12.0	—	—	—	233.9	(20.8)

Sell/buy foreign currencies	252.6	85.6	4.8	—	—	343.0	26.1

Total	252.6	85.6	4.8	—	—	343.0	26.1

As of December 31, 2003

	Maturing in year ending December 31,
								Fair value
Foreign Exchange Contracts	2004	2005	2006	2007	2008	5 years	Total	Total

	(in € millions)
Sell currency, buy national Currencies
U.S.$	1,138.4	173.1	27.8	—	—	—	1,339.3	196.1
GBP	25.2	0.2	—	—	—	—	25.4	0.1
AED	18.8	—	—	—	—	—	18.8	1.6
Others	20.8	—	—	—	—	—	20.8	0.3

Total	1,203.2	173.3	27.8	—	—	—	1,404.3	198.1

Buy currency, sell national currencies
U.S.$	327.3	49.0	—	—	—	—	376.3	(68.4)
JPY	11.9	0	—	—	—	—	11.9	(1.4)
GBP	97.3	9.3	—	—	—	—	106.6	(0.1)
Others	4.7	4.9	—	—	—	—	9.6	(0.1)

Total	441.2	63.2	—	—	—	—	504.4	(70.0)

Sell/buy foreign currencies	214.2	47.6	37.2	—	—	—	299.0	17.7

Total	214.2	47.6	37.2	—	—	—	299.0	17.7

Interest Risk
      We require that our cash invested in marketable securities remains liquid. Therefore, most cash is invested in floating-rate investments.
      In addition, during the first quarter of 2002, Coflexip entered into a U.S.$186 million nominal amount forward interest rate agreement to convert the U.S.$ LIBOR rate into a U.S.$ fixed rate for the period from July through December 2002.
      In addition, in 2003, we entered into several forward interest rate agreements for an aggregate U.S.$119 million notional amount to convert the U.S.$ LIBOR rate into a U.S.$ fixed rate for the year 2004.
      Most of the debt other than the OCEANE bond and the Euro bond issue at the end of December 31, 2004 is variable-rate debt. We usually do not enter into interest rate derivative contracts, except when interest rate markets offer attractive conditions. As of December 31, 2004, only the debt of U.S.$109 million part to the credit facility obtained for the Aker Maritime Deepwater Division was covered by interest rate swaps, which converted the U.S.$ LIBOR rate into a U.S.$ fixed rate through the June 2006 maturity date.
      As a result, as of December 31, 2004, fixed-rate debt amounted to 90% of total debt.
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
Item 16.     [Reserved]
Item 16A.     Audit Committee Financial Expert
      In 2004, our board of directors determined that Mr. Lebègue is an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.
Item 16B.     Code of Ethics
      We have adopted a code of ethics that applies to senior financial officers, among others, Daniel Valot and Olivier Dubois. This code of ethics is available in print to any shareholder upon request to our Investor Relations group (e-mail: investor-relations@technip.com or telephone: +33-1 4778-6675). We have not granted any explicit or implicit waivers.
Item 16C.     Principal Accountant Fees and Services
      Barbier Frinault & Autres (Ernst & Young) served as our independent auditors for each of the financial years in the two-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. Claude Charron has acted as our co-auditor for French Statutory purposes until April 24, 2004. PricewaterhouseCoopers acted as co-auditor for French Statutory purposes from then on.

      The following table presents the aggregate fees for professional services and other services rendered by Barbier Frinault & Autres (Ernst & Young), PricewaterhouseCoopers Audit and Claude Charron for each of the financial years ended December 31, 2003, and December 31, 2004:

	2004		2003
	Barbier Frinault	2004	Barbier Frinault
	& Autres	PricewaterhouseCoopers	& Autres	2003
	(Ernst & Young)	Audit	(Ernst & Young)	Claude Charron

	(in € thousands)
Audit Fees(1)	3,637.0	269.0	3,581.0	120.0
Audit-Related Fees(2)	349.0	16.0	—	—
Tax Fees(3)	947.0	89.0	1,411.0	—
All Other Fees(4)	345.0	34.0	—	—

Total	5,278.0	408.0	4,992.0	120.0

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the AMF and the SEC or other regulatory bodies.

(2)	Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

(3)	Tax Fees include fees for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

(4)	All Other Fees include fees for training; risk management consulting engagements; and services related to the Group’s environmental report.

Audit Committee Pre-approval Policies and Procedures
      On December 16, 2003, in line with new regulations regarding auditor independence applicable in France and the United States, the audit committee of our board of directors adopted a procedure for the engagement of our statutory auditors. According to procedure, which stipulates that the audit committee has complete authority on engagement and remuneration of our external auditors, the audit committee pre-approved certain categories of defined engagements, subject to annual maximum amounts.
      The procedure as renewed on December 14, 2004 by the audit committee for the 2005 financial year contains a pre-approved list of services that the statutory auditors may provide us:

•	statutory audit and audit-related engagements up to €1.5 million;

•	tax advising engagements up to €1.5 million;

•	other services up to €0.5 million; and

•	with a unit cap per engagement up to €0.2 million.
      Any engagement of our statutory auditors outside the scope of the above pre-approved services or an engagement within the scope but exceeding the approved fee-levels must be approved by the audit committee in advance.
      The procedure also defines the statutory audit services, audit-related services, tax services and other non-audit related services. Furthermore it defines prohibited services, which in France includes any engagement without a proven connection to the statutory auditors’ engagement.

      The CFO of each subsidiary for which any such engagement is considered must provide prior written notice to the Branch Financial Controller with a copy to the Group Corporate Secretary.
Item 16D.     Exemptions from the Listing Standards for Audit Committees
      Not applicable.
Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

				Total Number of	Maximum Number
				Securities Purchased	of Securities that
				as Part of Publicly	may yet be
	Total Number of		Average Price	Announced	Purchased under
Period	Securities Purchased		Paid per security	Programs	the Programs

2004-01-01 to 2004-01-31	15,028		€89.24	15,028	2,309,980
2004-02-01 to 2004-02-28	257,920	*	€95.94	0	2,309,980	*
2004-03-01 to 2004-03-31	—		—	—	—
2004-04-01 to 2004-04-30	—		—	—	—
2004-05-01 to 2004-05-31	119,109		€113.63	119.109	2,254,724
2004-06-01 to 2004-06-30	30,000		€110.00	30.000	2,224,724
2004-07-01 to 2004-07-31	—		—	—	—
2004-08-01 to 2004-08-31	—		—	—	—
2004-09-01 to 2004-09-30	—		—	—	—
2004-10-01 to 2004-10-31	4,351		€124.70	4.351	2,220,373
2004-11-01 to 2004-11-30	4,167		€124.10	4,167	2,216,206
2004-12-01 to 2004-12-31	—		—	—	—

*	The 257,920 shares were purchased in February 2004 pursuant to the exercise of a call entered into in December 2002, as a hedging for the 1999/2001 Purchase Option Plan (1st tranche). The shares were repurchased in accordance with the provisions of Article L.225-208 of the French Commercial Code and as a part of our share repurchase program.

PART III
Item 17.     Financial Statements
      Not applicable.
Item 18.     Financial Statements
TECHNIP
Item 19. Exhibits

1.1	Articles of Association (Statuts), as amended as of May 18, 2005, of Technip

8.1	Subsidiaries of Technip (see Note 29 to the Consolidated Financial Statements)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Barbier Frinault & Autres (Ernst & Young) as auditors of Technip

TECHNIP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      To the Shareholders and the Board of Directors of Technip:
      We have audited the accompanying consolidated balance sheets of Technip and its subsidiaries (“Technip”) as of December 31, 2004, 2003, and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows, for the years then ended, all expressed in euro. These financial statements are the responsibility of Technip’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in France and in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of Technip as of December 31, 2004, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in France.
      Accounting principles generally accepted in France vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 30 to 32 to the consolidated financial statements.
      Neuilly-sur-Seine, France
      April 4, 2005, except for Notes 30 to 32, for which the date is June 23, 2005.
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Represented by Gilles Puissochet

TECHNIP
CONSOLIDATED STATEMENTS OF OPERATIONS

		For the years ended December 31,

		2004
				2003	2002
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro, except as otherwise stated)
Net sales	3	6,348.6	5,141.0	4,711.1	4,452.3
Cost of sales		(5,523.0)	(4,472.4)	(3,990.6)	(3,754.8)

GROSS MARGIN		825.6	668.6	720.5	697.5
Research and development expenses		(41.0)	(33.2)	(33.3)	(37.4)
Selling, general and administrative expenses		(321.9)	(260.7)	(341.7)	(312.5)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION		462.7	374.7	345.5	347.6
Depreciation and amortization other than goodwill	4	(143.5)	(116.2)	(117.9)	(143.0)

OPERATING INCOME		319.2	258.5	227.6	204.6
Financial result	6	(66.7)	(54.0)	(44.3)	(66.9)
Income of equity affiliates		1.5	1.2	1.1	—
Non-operating loss	7	(19.9)	(16.1)	(7.6)	(6.9)

INCOME BEFORE INCOME TAX, GOODWILL AMORTIZATION AND MINORITY INTERESTS		234.1	189.6	176.8	130.8
Income tax	8	(80.4)	(65.2)	(82.0)	(46.3)
Minority interests		(3.0)	(2.4)	(0.8)	3.9

NET INCOME (LOSS) BEFORE GOODWILL AMORTIZATION		150.7	122.0	94.0	88.4

Goodwill amortization		(144.9)	(117.3)	(113.7)	(117.8)

NET INCOME (LOSS)		5.8	4.7	(19.7)	(29.4)

Number of shares considered for non-diluted earnings (loss) per share		23,654,629	23,654,629	23,432,215	26,794,373
Non-diluted earnings (loss) per share		0.25	0.20	(0.84)	(1.10)
Non-diluted earnings before non-operating income and goodwill amortization per share		7.21	5.84	4.34	3.56
Number of shares considered for diluted earnings per share computation	9	28,886,225	28,886,225	29,302,440	28,385,816
Diluted earnings before non-operating income and goodwill amortization per share(1)	9	6.50	5.26	3.98	3.91
Diluted earnings per share(1)	9	0.79	0.64	—	—

(1)	Net income before redemption premium after tax and OCEANE financial costs after tax (see Note 9). In 2003 and 2002, the diluted earnings per share after goodwill amortization were negative and are consequently not disclosed.

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. dollars (U.S.$) at the rate of € 1.00 = U.S.$ 1.2349 on May 31, 2005.
The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP
CONSOLIDATED BALANCE SHEETS

		As of December 31,

		2004
				2003	2002
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro,
		except as otherwise stated)
ASSETS
Intangible assets, net	11	2,919.2	2,363.9	2,497.0	2,637.6
Property, plant and equipment, net	12	882.8	714.9	738.5	861.1
Other investments and loans, net	13	7.1	5.8	8.4	18.3
Equity affiliates	14	16.7	13.5	2.1	1.2

TOTAL NON-CURRENT ASSETS		3,825.8	3,098.1	3,246.0	3,518.2
Contracts-in-progress	15	8,142.2	6,593.4	6,368.2	4,896.2
Inventories and deferred bid costs, net	16	121.3	98.2	73.6	80.8
Advances to suppliers		308.0	249.4	244.6	122.5
Accounts and notes receivable, net	17	734.5	594.8	755.6	725.6
Other current assets, net	18	871.0	705.3	427.7	521.6

RECEIVABLES AND OTHER CURRENT ASSETS, NET		1,605.5	1,300.1	1,183.3	1,247.2
Marketable securities		913.1	739.4	110.0	99.1
Cash		857.8	694.6	782.4	642.0

CASH AND CASH EQUIVALENTS	19	1,770.9	1,434.0	892.4	741.1

TOTAL CURRENT ASSETS		11,947.8	9,675.1	8,762.1	7,087.8

TOTAL ASSETS		15,773.6	12,773.2	12,008.1	10,606.0

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2349 on May 31, 2005.
The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP
CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31,

		2004
				2003	2002
	Note	U.S.$*	EUR	EUR	EUR

		(Amounts in millions of euro,
		except as otherwise stated)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Common stock: €3.05 nominal value,		90.8	73.5	72.4	71.4
24,110,654 shares as of December 31, 2004,
23,738,331 shares as of December 31, 2003,
23,408,004 shares as of December 31, 2002
Paid-in-surplus		1,575.2	1,275.6	1,250.4	1,250.5
Retained earnings		608.3	492.6	646.5	721.8
Cumulative translation adjustment		(30.9)	(25.0)	(1.9)	12.0
Treasury shares and shares held by subsidiary(1)		(40.0)	(32.4)	(9.7)	—
Net income (loss)		5.8	4.7	(19.7)	(29.4)

SHAREHOLDERS’ EQUITY	20	2,209.2	1,789.0	1,938.0	2,026.3
MINORITY INTERESTS		12.8	10.4	9.2	16.3
Retirement indemnities		87.4	70.8	89.3	86.3
Accrued liabilities	21	311.1	251.9	234.8	242.5
Convertible bonds redemption premium	23	92.2	74.7	84.5	90.4
Long-term debt		1,689.0	1,367.7	903.2	950.1
Short-term debt		240.1	194.4	226.3	297.0

Total Financial debt	22	1,929.1	1,562.1	1,129.5	1,247.1
Progress payments on contracts	15	9,081.0	7,353.6	7,047.8	5,420.2
Accounts and notes payable		1,052.8	852.5	783.1	720.8
Other creditors	24	998.0	808.2	691.9	756.1

TOTAL LIABILITIES		13,551.6	10,973.8	10,060.9	8,563.4

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		15,773.6	12,773.2	12,008.1	10,606.0

(1)	As of December 31, 2004 and 2003, 340,242 and 140,953 shares held by subsidiaries have been deducted from shareholders’ equity.

In 2002, Technip cancelled all the shares held by the Company except 49,499 shares intended to cover the stock option plans recorded in marketable securities.

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2349 on May 31, 2005.
The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,

	2004
			2003	2002
	U.S.$*	EUR	EUR	EUR

	(Amounts in millions of euro,
	except as otherwise stated)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	5.8	4.7	(19.7)	(29.4)
Minority interests	3.0	2.4	0.8	(3.9)

Net income (loss) before minority interests	8.8	7.1	(18.9)	(33.3)
Adjustments to reconcile income before minority interests to net cash provided by operating activity:
Amortization of intangible assets and goodwill	163.7	132.7	128.6	133.6
Depreciation of property, plant and equipment	124.6	100.8	103.0	127.2
Amortization of OCEANE loan’s redemption premium	14.1	11.4	16.1	16.9
Income of equity affiliates, net of dividends	(1.5)	(1.2)	(1.1)	—
Increase in non-current provisions, net	(23.6)	(19.1)	3.0	6.2
Net gain on disposal of fixed assets and investments	11.4	9.2	0.3	(10.7)
Increase (Decrease) in provisions for deferred tax	23.8	19.3	(1.7)	—
Net changes in operating assets and liabilities:
Decrease (increase) in advances to suppliers	(5.9)	(4.8)	(122.1)	(24.6)
Decrease (increase) in contracts-in-progress	(278.1)	(225.2)	(1,472.0)	1,400.0
Decrease (increase) in accounts and notes receivables	198.6	160.8	(1.4)	90.3
Decrease (increase) in other current assets	(387.3)	(313.6)	101.1	(129.1)
Increase (decrease) in accrued liabilities	21.9	17.7	(7.7)	(15.0)
Increase (decrease) in progress payments on contracts	377.6	305.8	1,627.6	(1,290.4)
Increase (decrease) in accounts payables and other Creditors	207.0	167.6	(6.1)	161.7

Net cash provided by operating activities	455.1	368.5	348.7	432.8
CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures (property, plant and equipment)	(146.5)	(118.6)	(122.4)	(124.3)
Capital expenditures (intangibles)	(6.4)	(5.2)	(0.3)	(1.5)
Proceeds from disposal of intangible assets	0.0	0.0	0.3	0.2
Proceeds from disposal of fixed assets	17.3	14.0	104.8	111.8
Acquisition of investments	0.0	0.0	(3.3)	(0.4)
Proceeds from disposal of investments	17.4	14.1	1.6	31.2
Aker Deepwater Division purchase price reduction	0.0	0.0	38.2	—
Increase (decrease) from changes in scope of consolidation**	(33.8)	(27.4)	(7.9)	1.7

Net cash provided by (used in) investing activities	(152.0)	(123.1)	11.0	18.7
CASH FLOW FROM FINANCING ACTIVITIES:
Increase in short-term debt	30.7	24.9	5.8	91.0
Decrease in short-term debt	(70.1)	(56.8)	(71.0)	(252.0)
Increase in long-term debt	800.5	648.2	76.5	794.7
Decrease in long-term debt	(228.8)	(185.3)	(97.3)	(952.0)
Increase in loans	—	—	—	—
Decrease in loans	—	—	—	—
Repurchase of own shares	(28.0)	(22.7)	(6.5)	(45.4)
Increase (decrease) in minority interests	—	—	—	(5.1)
Parent company’s equity:
Capital increases	32.5	26.3	—	12.3
Dividends paid	(160.3)	(129.8)	(77.3)	(79.7)

Net cash provided by (used in) financing activities	376.5	304.8	(169.8)	(436.2)
Net effect of exchange rate Changes	(10.6)	(8.6)	(38.6)	(37.6)

Net increase (decrease) in cash and cash equivalents	669.0	541.6	151.3	(22.3)
Cash and cash equivalent at the beginning of the year	1,101.9	892.4	741.1	763.4
Cash and cash equivalent at the end of the year	1,770.9	1,434.0	892.4	741.1

Non cash increase in shareholders’ equity related to the Coflexip and ISIS acquisitions			49.5	—
Cash paid for income taxes	(65.1)	(52.7)	(70.6)	(63.8)
Interest paid	23.8	19.3	(24.3)	(30.1)

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2349 on May 31, 2005.

**	This represents the cash balances of companies acquired (or disposed of) measured as of the date of the acquisition or disposal.
The accompanying notes are an integral part of these Consolidated Financial Statements.

TECHNIP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Stock Issued
						Treasury
	Number of				Cumulative	Shares/
	Shares	Common	Paid-in	Retained	Translation	Shares Held	Net Income	Shareholders’
	issued	Stock	Surplus	Earnings	Adjustment	by Subsidiary	(Loss)	Equity

	(Amounts in millions of euros, except as otherwise stated)
As of December 31, 2001	26,713,448	81.5	1,605.5	661.5	13.1	(255.5)	108.1	2,214.2

Capital Increase	170,509	0.5	11.8					12.3
Capital Decrease	(3,475,953)	(10.6)	(366.8)					(377.4)
Appropriation of Net Income 2001				28.4			(108.1)	(79.7)
Foreign Currency Translation					(1.1)			(1.1)
Net Income (Loss) 2002							(29.4)	(29.4)
Treasury Shares/Shares held by Subsidiary						255.5 (1)		255.5
Others (including Isis merger)				31.9				31.9

As of December 31, 2002	23,408,004	71.4	1,250.5	721.8	12.0	0.0	(29.4)	2,026.3

Capital Increase	330,327	1.0	(0.1)	47.6				48.5
Appropriation of Net Income 2002				(106.7)			29.4	(77.3)
Foreign Currency Translation					(13.9)			(13.9)
Net Income 2003							(19.7)	(19.7)
Treasury Shares/Shares held by Subsidiary						(9.7)		(9.7)
Others				(16.2)				(16.2)

As of December 31, 2003	23,738,331	72.4	1,250.4	646.5	(1.9)	(9.7)	(19.7)	1,938.0

Capital Increase	372,323	1.1	25.2					26.3
Appropriation of Net Income 2003 and prepaid dividends(2)				(149.5)			19.7	(129.8)
Foreign Currency Translation					(23.1)			(23.1)
Net Income 2004							4.7	4.7
Treasury Shares/Shares held by Subsidiary						(22.7)		(22.7)
Others				(4.4)				(4.4)

As of December 31, 2004	24,110,654	73.5	1,275.6	492.6	(25.0)	(32.4)	4.7	1,789.0

As of December 31, 2004*	24,110,654	$90.8	$1,575.2	$608.3	$(30.9)	$(40.0)	$5.8	$2,209.2

(1)	In 2002, Technip wrote off the shares held by the Company and its subsidiary Isis except 49,499 shares reserved for the stock option plans recorded in marketable securities.

(2)	Includes the payment of 2003 dividends, of the precept (special equalization tax on dividends) for €82.3 million and of the 2004 interim dividend for €47.5 millions.

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2349 on May 31, 2005.
The accompanying notes are an integral part of these consolidated financial statements.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Introductory Note — Changes in Scope of Consolidation and Business Description

(a) Changes in Scope of Consolidation
      During the year 2004, Technip transferred two companies, EHR and IG Spa and a part of TECHNIP KTI Spa (see Note 2).
      As Technip-Coflexip and Coflexip legally merged in July 2003, Technip-Coflexip is now called “Technip”. The accounting impacts resulting from the merger are presented in Note 2.
      As Technip-Coflexip and ISIS merged in June 2002, the reciprocal shareholding between ISIS and Technip-Coflexip resulting from the public exchange offer on ISIS shares that occurred in October 2001 has therefore ended.

(b) Operational Segments
      Following the acquisition of Coflexip in October 2001, the Group reorganized its operational segments. The Group is now organized into three activities as follows:
      The Offshore activity includes the former Coflexip business units (including the Deepwater Division acquired from Aker Maritime in early 2001) and the offshore business units from the former Technip.
      The Onshore / Downstream activity comprises all business units from the former Technip in charge of engineering and construction of petrochemical and refining units as well as onshore upstream facilities, including gas treatment units, LNG facilities and onshore pipelines.
      The Industries activity is devoted to engineering and construction of non-oil related facilities: pharmaceutical units, chemical facilities, power plants, cement factories, industrial buildings and infrastructures.
      From a geographical standpoint, Technip reports on the basis of four regions:

•	Europe, Russia-Central Asia,

•	Africa, Middle East,

•	Asia-Pacific,

•	Americas.

(c) Nature of Business and Operating Cycle
      Technip’s principal business includes the following:

•	Lump-sum or cost-to-costs engineering service contracts performed over a short period;

•	Engineering, manufacturing, installation and commissioning service contracts lasting approximately 12 months; and

•	Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. The average duration of these contracts is three years but can vary depending on the contract.

(d) Income Statement Presentation
      Since 2003, the “goodwill amortization” line item has been reclassified and is now shown in a single line below the operating income section of the consolidated statement of income.
      The consolidated statements of operations for the 2002 fiscal years have been modified in accordance with the new presentation.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 1 — Summary of Significant Accounting Principles

(a) Basis of Presentation and Change in Accounting Method
      The consolidated financial statements of Technip, and its consolidated subsidiaries (“Technip”, “the Company” or “the Group”) have been prepared in accordance with generally accepted accounting principles in France and comply with the “New Principles and Methodology Relative to Consolidated Financial Statements,” Regulation Number 99-02 of the French “Comité de la Réglementation Comptable” approved on June 22, 1999.

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
      The historical cost method is used to account for investments in which the Company’s ownership is less than 20% or for non-significant investees or subsidiaries. The list of Technip consolidated subsidiaries and the applicable method of consolidation is provided in Note 29.

(c) Use of Estimates
      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in France requires Group management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period and, in particular, the gross margin at completion on long-term contracts. Actual results could differ from those estimates.

(d) Revenue Recognition
      Revenue and gross margin on long-term contracts are determined using the percentage-of-completion method. The percentage-of-completion ratio representing the progress of the contract is computed consistently for all contracts as follows:

•	For long-term contracts, which include construction services (lump-sum turnkey contracts), the percentage-of-completion is based on technical milestones defined for the main components of the contracts, that the Company considers to stand for the best measure of progress of these contracts. Milestones related to engineering and construction parts of the contracts are valued on the basis of the hours spent while milestones related to deliveries of procurement parts of the contract are valued on the basis of the cost of the related purchase.

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

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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
      The Group also performs a large number of non-significant contracts for which revenue and gross margin are recorded when services have been rendered.

(e) Foreign Currency Transactions
      Foreign currency transactions are translated into Euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts, which are translated using the “contract rate”, based on foreign currency hedging (see Note 1 (r)).
      At year-end, monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rate of exchange prevailing at that date except for “contracts-in-progress” accounts and progress payments received from long-term contract customers which are recorded at the “contract rate”. The resulting exchange gains or losses are recorded in the statement of operations or in the balance sheet for certain transactions that are hedged with derivative instruments.

(f) Translation to Reporting Currency
      The statements of operations of foreign subsidiaries are translated into Euro at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in shareholders’ equity as foreign currency translation adjustments.
      The functional currency of the foreign subsidiaries is the local currency.
      The Brazilian subsidiaries’ financial statements were denominated in US Dollars until 2002. Starting in 2003, the functional currency of these subsidiaries is the local currency, the Brazilian Real, in light of the trends in foreign currency movements with regard to these companies.

(g) Intangible Assets
      Intangible assets primarily consist of “fonds de commerce”, which are amortized over five years, and licenses and patents, which are amortized over ten years. Costs related to software rights are amortized over three to five years depending on their utilization.
      Goodwill resulting from business combinations, accounted for using the purchase method, is recorded in the balance sheet under the “Goodwill” line item. Goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired and is allocated to the different operational segments.
      Intangible assets are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the asset. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis corresponding to the most likely scenario adopted by the Board of Directors. Actual results may differ from forecasts.
      The goodwill tested is allocated to the operational segments and to identified assets and liabilities. The scenarii retained in 2004 are based on the business plan for the years 2005 to 2007 corresponding to these business segments, as approved by the Board of Directors. After 2007, the annual growth rate is 3.0% including a 1.5% inflation rate. The forecasts are thus drawn up over a period of 10 years with a standard terminal value, defined in 2014. The discounting of future cash flows is carried out at a rate of 7.82%. The tax rate used is 34.0%.

(h) Property, Plant and Equipment
      Property, plant and equipment are stated at cost. They are depreciated on a straight-line basis over their estimated useful life as follows:

Buildings	10 to 50 years
Vessels	10 to 25 years
Machinery and Equipment	6 to 10 years
Office fixtures and Furniture	5 to 10 years
Vehicles	3 to 7 years
EDP Equipment	3 to 5 years
      Property, plant and equipment used by Technip under capital lease agreements are recorded in the balance sheet and depreciation expense is recorded in the consolidated statements of operations as if required by the Company with a credit facility.
      The carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that there may be impairment. If the review indicates that the carrying value of any of the tangible assets will not be recoverable, the tangible asset will be reduced to its estimated net realizable value.
      Dry-docking expenses on vessels are accrued evenly over the anticipated period between dry-dockings. This accounting principle corresponds to the alternative method allowed by the “CRC 2002-10” to the component-based approach.

(i) Other Investments and Loans
      Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis upon the underlying net equity value, future profitability or market value.

(j) Deferred Bid Costs
      Costs directly attributable to obtaining future turnkey engineering/construction contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet under the “Inventories and Deferred Bid Costs” line item, then transferred to the contract costs upon final contract award.

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

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      Contracts-in-progress do not include financial costs.
      Costs incurred in relation with a contract are accumulated and presented in the balance sheet under the “Contracts-in-progress” line item together with the gross margin recognized (see Note 1(d)).
      Progress payments made by customers under ongoing long-term contracts are accumulated in the balance sheet under the “Progress Payments on Contracts” line item.
      At completion of the contract:

•	“Contracts-in-progress” (which at that time amounts to the total sales price of the contract) is reduced by accumulated progress payments received by the Company under this contract, the remaining balance being invoiced to the customer and recorded under the “Receivables on Contracts” line item (see Note 17); and

•	If necessary, accrued liabilities are recorded to cover pending contingencies and expenses and are shown under the “Expenses to Complete Contracts” line item in the balance sheet. These liabilities are considered as current for the purpose of the preparation of the statements of cash flows.

(l) Inventories
      Inventories are stated at the lower of cost or market value with cost being determined on the weighted-average cost basis.

(m) Advances to Suppliers
      Advance payments made to suppliers under contracts-in-progress are shown under the line item “Advances to Suppliers” in the balance sheet.

(n) Accounts Receivables
      Accounts receivables are stated at their nominal value. A provision for doubtful accounts is recorded if receivables are expected to be uncollectible.

(o) Cash and Cash Equivalents
      Cash and cash equivalents consist of cash and liquid marketable securities with an initial maturity of less than three months. Liquid marketable securities are recognized in the balance sheet at their market value at closing date. Unrealized gains, if any, are not recognized in the Company’s consolidated statement of operations until realized.

(p) Retirement Indemnities and Accrued Liabilities
      Accrued liabilities are recorded based on the analysis of related exposure or the expense incurred, based on the best estimates available.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Foreseeable Losses on Contracts: a provision is recorded for foreseeable losses in the case of unprofitable long-term contracts.
      Contingencies Related to Contracts: this provision concerns litigation mainly on former contracts.
      Territoriality Contingencies Related to Contracts: when multiple affiliates or partners are involved in a contract, the complexity of the applicable national rules and regulations in countries where the Company operates, such as administrative and tax rules and regulations, may sometimes cause the Company to use assumptions in order to measure related obligations.
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
      The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, and turnover of staff and rate of return on investment. However, the method used in France is not the preferential method recommended by the CNC (the French Institute of Accountants) and applicable starting from January 1, 2004.
      Restructuring: the total estimated costs related to a restructuring plan are recorded in the period when the plan is announced.

(q) Deferred Taxation
      Deferred income taxes are provided based on the differences in timing of expenses and income recognition between income tax and financial reporting. The company records a valuation allowance on deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(r) Foreign Currency Transactions and Financial Instruments
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

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The hedging instrument sometimes relates to the portion of anticipated foreign currency cash inflows for a contract not naturally hedged by estimated foreign currency cash outflows to be incurred during the performance of the same contract.
      Every Group subsidiary enters into forward exchange contracts with banks or with the Group treasury company, Technip Eurocash SNC (a general partnership).
      The Group does not buy or sell any financial instruments for speculative purposes. All financial instruments held by the Group are off-balance sheet commitments and are consequently not reflected in the balance sheet.
      All financial instruments and related underlying transactions have a maturity of less than four years.

(s) Research and Development Costs
      Research and development costs are expensed when incurred and classified as operating expenses under “Selling, General and Administrative Expenses”. However, they are capitalized in the balance sheet when technical feasibility and return on investment can be demonstrated.

(t) Financial Result
      The financial result on long-term contracts is recorded under “Net Sales”.  Financial result not related to long-term contracts is presented separately in the consolidated statement of operations under the “Financial Result” line item.

(u) Non-operating Income
      Non-operating income relates to income and expenses arising from asset disposals and restructuring operations.

(v) Diluted Earnings per Share
      Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and upon the assumed conversion of the Company’s OCEANE convertible bonds as if conversion to common shares had occurred at the beginning of the year. Earnings have also been adjusted for interest expense on the OCEANE convertible bonds.

(w) Shares Held by Subsidiaries
      Shares held by subsidiaries are presented as a reduction of shareholders’ equity except for shares specifically assigned to stock-option plans.
Note 2 — Changes in Scope of Consolidation: Significant Acquisitions and Disposals

For the Year Ended December 31, 2004
      During the year 2004, Technip transferred two companies, EHR and IG Spa and a part of TECHNIP KTI Spa.
      The German Company EHR was sold on April 7, 2004 for €12.2 million and has generated a consolidated net gain of €2.3 million.
      The Italian Company IG Spa was sold on April 23, 2004 for €2.0 million and has generated a consolidated net gain of €0.7 million.
      In anticipation of transfer, EHR and IG Spa have been deconsolidated on January 1st, 2004.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has sold 75% of the KTI shares to KTI employees during November 2004. No gain has been generated by this transaction. The remaining 25% still under Company control is consolidated using the equity method as of December 31, 2004 with a retrospective effect as of January 1st, 2004.
      As the Group transferred its unstrategic activities, it also transferred assets of Technip Offshore Moorings Inc Company without any gain at the end of the year 2004.
      The Coflexip additional goodwill after the merger and the Aker Maritime price reduction is detailed as follows:

		In Millions
		of Euro

Creation of 5,504,436 Technip Shares (€147.99 a share)		814.6
Cash paid for 5,000,000 Coflexip Shares (€199.0 a share)		995.0
Net Purchase Costs		28.7

Purchase Price for 52.47% in Coflexip		1,838.3
Coflexip Net Equity as of September 30, 2001 (52.47%)		(421.4)

Step-up for 52.47% in Coflexip		1,416.9
Step-up for 16.63% in Coflexip via ISIS		253.1

Step-up for 69.1% in Coflexip		1,670.0
Release of net Goodwill recognized by Coflexip (Foreign Exchange Effect included)		503.5
Allocation to Identified Assets :
Vessels	(106.4)
Buildings	(24.2)
Patents	(59.4)	(125.5)
Deferred Tax	64.5

Goodwill 2001 (gross)		2,048.0

Adjustment on Coflexip Shares from ISIS (after Merger)		5.5
Gain on Sales of CSO Assets		(48.3)
Depreciation of US Deferred Tax Assets		13.8
Provisions for Transfers		32.1
Provisions and Miscellaneous Charges		48.0

Goodwill 2002 (gross) after Adjustment		2,099.1

Aker Deepwater Division Price Reduction		(40.7)
Capital Increase Following the Repurchase of Minority Interests for the Technip / Coflexip Merger		49.5
Book Value of Minority Interests Repurchased		(14.3)
Other		(1.0)

Goodwill 2003 (gross) after Adjustment		2,092.6

Profit on Merger Adjustment		(4.9)
Goodwill 2004 (gross) after Adjustment		2,087.7

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Thus, Coflexip’s total goodwill after the purchase of the two installments in 2000 and 2001 and after the adjustments made in 2002, 2003 and 2004 can be analyzed as follows:

		In Millions
		of Euro

Goodwill on the Purchase of 29.4% of Coflexip Shares (April 2000)		447.5
Goodwill on the Purchase of 69.1% of Coflexip Shares (October 2001) after Aker Price Reduction	2,087.7	2,057.4
Goodwill on the Technip / Coflexip Merger (July 2003)		30.3
Total Amortization at the End of December 2004		(375.7)

Goodwill after Adjustments (net)		2,159.5
      The residual goodwill of Coflexip resulting from the two stages of the acquisition remaining after allocation to identified assets and liabilities has been allocated to two business lines of the Offshore operational segment:

•	“FLOATERS” and floating facilities activity relates mainly to the Aker Maritime’s Deepwater division acquired by Coflexip in 2001,

•	“SURF” activity (Subsea, Umbilicals, Risers and Flowlines) corresponds to the main activity of Coflexip before the acquisition of Aker.

Goodwill net, related to the “Floaters” activity	€307.4 million
Goodwill net, related to the “SURF” activity	€1,852.1 million
      These two amounts of goodwill resulting from the allocation to the two principal business activities of Coflexip were the subject of an impairment test according to the method of cash flows converted to a current value (see Note 1 (g)). The book value of the goodwill as of December 31, 2004 was confirmed by the impairment test.
For the Year Ended December 31, 2003
      The Group changed its name from Technip-Coflexip to Technip following the legal merger of Technip-Coflexip and Coflexip in July 2003. The merger resulted in a capital increase of €1.0 million, a paid-in surplus of €48.5 million arising from the repurchase of Coflexip’s minority interest and additional goodwill of €35.2 million.
      During the first six months of 2003, Coflexip and Aker Maritime reached an agreement regarding the purchase price adjustment mechanisms stipulated in the contract following the acquisition of Aker Maritime’s Deepwater division, leading to a €40.7 million purchase price reduction. This reduction led to a decrease in the Coflexip acquisition goodwill recorded in Technip’s accounts.
      During 2003, the Group raised its stake in SEAMEC (India) to 78.2% following a 20% purchase of interests.
For the Year Ended December 31, 2002
      The year 2002 was marked by the merger of Technip and ISIS in June. Technip already held a 99.05% interest at the end of December 2001. As the contribution value was €750.0 million, that is a value close to the one set as part of the public offer in 2001, the impact on the consolidated statements is limited. Following the merger, ISIS contributed to Technip its portfolio of shares, including the shares of Technip (cancelled), Coflexip, CGG (exchanged for Technip shares, then cancelled), and shares of Novasep and Géoservices (sold).
      No significant acquisition occurred in 2002.
      In 2002, Technip sold its minority stake of 46% in its subsidiary Ipedex, accounted under the equity method in 2001. In 2002, Coflexip disposed of non-strategic assets including the subsidiaries McNulty Offshore Ltd. and

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Captain Franck Mc Nulty & Sons Ltd. (construction site in United Kingdom), as well as the activities and resources related to the “Well Operations” segment (including the Seawell vessel). The former Coflexip head office, building located at Porte Maillot, was also sold.
      The goodwill resulting from the acquisition of the 69.1% interest in Coflexip has been adjusted in order to take into account the consolidated gains on sales that took place in the Coflexip scope during the year 2002. Other adjustments have also affected the goodwill, and these are presented above.
Note 3 — Business and Geographical Segment Information

(a) Information by Business Segment
      Technip has three operational segments, which are defined as follows:

•	Offshore activity — integrated design, engineering, fabrication and construction services, including floaters, subsea flow lines, risers and umbilicals as well as project management and maintenance operations.

•	Onshore/ Downstream activity — design and implementation of production, refining and treatment units.

•	Industries activities — project management and engineering services to a diverse array of clients unrelated to the hydrocarbons industry.
      The segment result used by the Company to measure segment profitability is operating income before depreciation and amortization.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Onshore/
	Offshore	Downstream	Industries	Corporate	Total

	In Millions of Euro
2004
Net Sales	2,487.2	2,385.1	268.7		5,141.0
Operating Income before Depreciation and Amortization	267.1	109.1	(1.5)		374.7
Backlog as of December 31(*)	2,804.3	3,758.4	216.3		6,779.0
Capital Expenditures (Property, Plant and Equipment)	101.1	16.1	1.4		118.6
Segment Assets	6,386.7	5,237.7	543.1	605.7	12,773.2
Net Goodwill	2,159.5	126.2	0.0		2,285.7

2003
Net Sales	2,209.7	2,119.0	382.4		4,711.1
Operating Income before Depreciation and Amortization	242.7	100.4	2.4		345.5
Backlog as of December 31(*)	2,894.9	3,907.5	378.0		7,180.4
Capital Expenditures (Property, Plant and Equipment)	102.0	16.4	4.0		122.4
Segment Assets	5,625.0	5,417.0	706.0	260.1	12,008.1
Net Goodwill	2,270.3	138.3	0.1		2,408.7

2002
Net Sales	2,125.0	1938.6	388.7		4452.3
Operating Income before Depreciation and Amortization	250.1	85.3	12.2		347.6
Backlog as of December 31(*)	1760.7	3625.7	389.7		5776.1
Capital Expenditures (Property, Plant and Equipment)	106.0	16.0	2.3		124.3
Segment Assets	5,314.0	3,991.0	956.0	345.0	10,606.0
Net Goodwill	2,379.5	149.0	0.3		2,528.8

(*)	The backlog is defined as the remaining portion on ongoing contracts sales price to be recognized in the future.

(b)	Information by Geographical Segment
      Technip has activity in four major geographical areas:

•	Europe, Russia — Central Asia;

•	Africa, Middle East;

•	Asia-Pacific; and

•	Americas.
      The segment result used by the company to measure segment profitability is operating income before depreciation and amortization.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Europe,
	Russia, &
	Central	Africa &	Asia
	Asia(*)	Middle East	Pacific	Americas	Vessels	Total

	In Millions of Euro
2004
Net Sales	1,278.9	2,553.8	378.9	929.4	—	5,141.0
Operating Income before Depreciation and Amortization	135.1	138.0	47.6	54.0	—	374.7
Backlog as of December 31(**)	1,077.1	4,146.3	459.9	1,095.7	—	6,779.0
Property, Plant and Equipment, net	198.7	23.6	7.0	76.6	409.0	714.9

2003
Net Sales	1,138.2	2,150.3	344.5	1,078.1	—	4,711.1
Operating Income before Depreciation and Amortization	118.9	144.3	23.2	59.1	—	345.5
Backlog as of December 31(**)	1,480.2	4,161.5	509.5	1,029.2	—	7,180.4
Property, Plant and Equipment, net	213.4	27.0	5.0	90.1	403.0	738.5

2002
Net Sales	1,196.6	1,482.0	445.2	1,328.5	—	4,452.3
Operating Income before Depreciation and Amortization	148.4	102.9	22.1	74.2	—	347.6
Backlog as of December 31(**)	833.7	3,038.0	510.7	1,393.7	—	5,776.1
Property, Plant and Equipment, net	249.0	36.9	5.6	140.2	429.4	861.1

(*)	of which net sales for France: 2004: €159.0 million, 2003: €164.9 million, 2002: € 77.9 million

(**)	The backlog is defined as the remaining portion on ongoing contracts sales price to be recognized in the future.
     (c) Major Customers
      No single customer accounts for more than 10% of the total net sales of the Group for the year ended December 31, 2004, 2003 and 2002 respectively.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 4 — Operating Income
      Operating income is stated after accounting for the following items:

(a)	Amortization other than goodwill and Depreciation

	12/31/04	12/31/03	12/31/02

	In millions of EUR
Amortization of Intangible Assets(a)	(15.4)	(14.9)	(15.8)

Depreciation of Property, Plant and Equipment:
Buildings	(8.5)	(9.5)	(21.3)
Vessels	(36.8)	(35.0)	(42.7)
Machinery and Equipment	(34.8)	(35.2)	(37.8)
Office Fixtures and Furniture	(17.1)	(20.9)	(21.4)
Other	(3.6)	(2.4)	(4.0)

Total Depreciation of Property, Plant and Equipment	(100.8)	(103.0)	(127.2)

Total Depreciation and Amortization other than goodwill	(116.2)	(117.9)	(143.0)

(a)	Excluding goodwill amortization
      In 2003, the decrease in depreciation of tangible assets results from the change in the vessels’ estimated life. The Company provides for depreciation of vessels using the straight-line method over the estimated useful lives of 10 to 25 years. During 2003, the Company changed the depreciable lives of certain vessels to reflect their updated estimated economic lives. The effect of this change in accounting estimate reduced depreciation expenses in 2003 by approximately €8.9 million.

(b)	Research and Development Costs
      Research and development costs amounted to €33.2 million, €33.3 million and €37.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(c)	Financial Result from Ongoing Contracts
      As described in Note 1(t), financial income and expenses arising from ongoing turnkey contracts are included in net sales for €9.9 million for the years ended December 31, 2004 and 2003 and €13.6 million for the year ended December 31, 2002.
Note 5 — Payroll and Staff
      Technip has a workforce of about 19,000 people, in approximately 52 countries around the world, including an average of 4,000 external staff integrated in operating teams (for fully consolidated companies). The workforce remained steady between 2004 and 2003.
      For the companies accounted for under the proportionate consolidation method, the workforce is not significant.
      The payroll expenses recorded in 2004 stands at €920.2 million, compared to €900.3 million in 2003 and €874.4 million in 2002.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 6 — Financial Result

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Dividends from Investments	0.5	2.1	0.4
Net Gain on sales of securities (e)	4.8	1.5	—
Interest Expenses/Income(a) and (b)	(11.7)	(11.6)	(15.9)
Changes in Provisions related to Unconsolidated Subsidiaries	(1.0)	—	(0.5)
Convertible Bond: Financial Costs and Amortization of Issuance Fees (c)	(10.0)	(9.7)	(10.4)
Convertible Bond: Amortization of Redemption Premium	(11.4)	(16.1)	(16.9)
Bond loan issued in May 2004 interest expenses	(18.5)	—	—
Credit Facility: Financial Costs	(2.4)	(1.9)	(3.0)
Valuation Allowance for Shares held by the Company	—	—	(2.4)
Others (d)	(4.3)	(8.6)	(18.2)

Total Financial Result	(54.0)	(44.3)	(66.9)

(a)	As described in Note 1(t), interest expenses/income as reported under Financial Result is exclusive of any financial result reported under Net Sales which may arise from ongoing turnkey contracts (see Note 4(c)).

(b)	Including €3.3 million from commercial paper in 2004 compared to €7.6 million in 2003 and €10.8 million in 2002.

(c)	These financial costs and amortized issuance fees are related to the €793.5 million convertible bond issued at the end of January 2002. These amounts were, respectively, €6.6 million and €3.4 million in 2004, €7.2 million and €2.5 million in 2003, and €8.2 million and €2.2 million in 2002.

(d)	Including in 2003 a €2.9 million exchange loss compared to a €13.4 million exchange loss in 2002, resulting mainly from exchange losses due to the conversion into US Dollar functional currency of the Brazilian subsidiaries’ current accounts denominated in local currency following the significant devaluation in the Brazilian real in 2002, and the sudden US Dollar weakening compared to the European currencies at year-end.

(e)	Including in 2004 the loss on the repurchase of the OCEANE obligations of (€4.9) million set off by the redemption premium amortization, offset by the income recognized on marketable securities.
Note 7 — Non-operating Income (loss)

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Gain/(Loss) on Sales of Consolidated Investments (a)	3.0	(1.5)	3.7
Gain on Sales of Unconsolidated Investments (b)	—	—	1.9
Restructuring Costs (c)	(12.0)	(7.1)	(7.0)
Non-recurring Losses on Former Projects (d)	(0.6)	—	(8.7)
Net Gain on Sales of Property, Plant and Equipment (e)	(1.2)	2.4	—
Other (f)	(5.3)	(1.4)	3.2

Non-operating Income (loss)	(16.1)	(7.6)	(6.9)

(a)	In 2004, the gain comes from the sales of EHR and IG SpA for €2.3 and €0.7 million, respectively. In 2003, the loss comes from the disposal of Unirig Pty Ltd. shares. In 2002, the gain results from the sale of Ipedex shares.

(b)	In 2002, this item corresponds to the sale of Rintekno shares.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	In 2004, this item consists of the restructuring a German subsidiary. In 2003, this item consists of restructuring costs of German and Finnish subsidiaries. In 2002, it includes restructuring costs of German subsidiaries.

(d)	In 2002, this item includes TP Germany non-operating costs related to two contracts dating from the acquisition by the Group of KTI/ MDEU from Mannesmann in 1999.

(e)	In 2004, this item includes mainly the gains and losses on the sales of fixed assets of the Group (an office building in Boulogne, France for €(3.1) million and an office building in Aberdeen, Scotland (one of the Westhill building) for €2.6 million). In 2003, this item includes a €3.5 million net gain on the S.C.I. CB3 building sale and a €(1.1) million loss resulting from the associated move from the building.

(f)	In 2004, this item includes a €3.0 million costs pursuant to the 2003 sale of the Group’s headquarters in Paris, France. In 2002, this item includes €6.2 million in tax credits linked to the payment of dividends from Italian subsidiaries in previous years, and a €1.3 million capital gain on the repurchase of convertible bonds.
Note 8 — Income Tax
      The principles described in Note 1 (q) result in the following:

(a) Analysis of Income Tax Expense

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Current Income Tax	(23.0)	(94.2)	(26.0)
French Companies	15.8	(21.3)	44.9
Foreign Companies	(38.8)	(72.9)	(70.9)
Deferred Income Tax	(41.5)	12.2	(19.9)
French Companies	(5.5)	10.9	(13.4)
Foreign Companies	(36.0)	1.3	(6.5)

Total Income Tax Expense before Tax on Net Gain on Sales of Investments	(64.5)	(82.0)	(45.9)

Tax on the Net Gain on Sales of Investments	(0.7)	—	(0.4)

Total Income Tax Expense	(65.2)	(82.0)	(46.3)

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Reconciliation between the Provision for Income Tax before Net Gain on Sales of Investments and Pre-tax Income before Gain on Sales of Investments
      The reconciliation between total income tax expense and pre-tax income in 2004, 2003 and 2002 is based on pre-tax income before gain on sales of investments and includes the non-deductible part of goodwill depreciation.

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Net Income (Loss)	4.7	(19.7)	(29.4)
Minority Interests	2.4	0.8	(3.9)
Income Tax before Tax on the Net Gain on Sales of Investments	64.5	82.0	46.3
Less: Income of Equity Affiliates	(1.2)	(1.1)	—
Less: Non-deductible Goodwill Amortization	130.2	126.6	130.7
Less: Gain on Sales of Investments	(5.2)	(3.5)	(5.6)

Pre-tax Income before Gain on Sales of Investments	195.4	185.1	138.1

French Income Tax Rate	35.43%	35.43%	35.43%
Theoretical Income Tax	69.2	65.6	48.9
Difference between French and Foreign Tax Rates	(7.2)	6.9	6.3
Permanent Differences	(2.9)	(3.1)	(4.4)
Others(a)	5.4	12.6	(4.5)

Total Income Tax Expense before Tax on Net Gain on Sales of Investments	64.5	82.0	46.3

Effective Tax Rate before Tax on Net Gain on Sales of Investments(b)	33.01%	44.29%	33.53%

(a)	Including €13.0 million in 2003 related to operational losses not recognized in the Offshore American subsidiaries.

(b)	The effective tax rate declined to 33.01% in 2004 from 44.3% in 2003 and 33.5% in 2002. The apparent increase between 2002 and 2003 results primarily from the Group’s decision not to recognize further deferred tax assets in view of the operational losses recorded in the United States in 2003 and in 2002.

(c)	Deferred Tax Assets and Liabilities
      As of December 31, 2004, 2003 and 2002, the deferred tax assets and liabilities in the balance sheets were as follows:

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Deferred Tax Assets(a)	80.1	120.1	73.6
Deferred Tax Liabilities(b)	(144.8)	(162.5)	(126.2)

Net Deferred Tax Liabilities	(64.7)	(42.4)	(52.6)

(a)	In 2004 and 2003, the Group decided not to recognize deferred tax assets on the operational losses in the Offshore American subsidiaries leading to a decrease in net deferred tax assets between December 31, 2002 and December 31, 2003. On the basis of the future results of the Group, the group decided to record a valuation allowance against a part of the deferred tax assets relating to losses carried forward in the United States for U.S.$12.8 million in 2002.

(b)	Deferred tax liabilities relate to differences between accounting and tax depreciation in the purchase price allocation at the time of the acquisition of Coflexip in October 2001 (see Note 2), specially in variance of
      Net change in valuation allowance in 2004 amounts to €28.9 million.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the vessels valuation. As of December 31, 2004, Technip recognized €42.0 million of deferred tax compared to €64.5 million at the time of the acquisition.
      Deferred tax assets mainly consist of non-deductible accrued liabilities and tax losses carried forward of some subsidiaries, while deferred tax liabilities are related to revenues that have not yet been subject to taxation and to differences between accumulated depreciation and capital allowance on owned assets.

(d)	Tax Losses Carried Forward
      Tax losses carried forward and not yet utilized mainly come from TSE (formerly MSE), a German subsidiary acquired in 1999, from Technip Germany and from Coflexip American subsidiaries. They amount to €297.1 million.
      Unrecorded deferred tax assets as of December 31, 2004, principally relate to tax losses carried forward on TSE, which amount to €53.8 million, and tax losses on Technip Offshore American subsidiaries, which amount to €79.4 million. Technip decided not to recognize this deferred tax asset in its consolidated financial statements.
Note 9 — Diluted Earnings per Share
      The diluted earnings per share have been determined in accordance with Note 1(v).

	12/31/04	12/31/03	12/31/02

	(In Millions of Euro)
Net Income	4.7	(19.7)	(29.4)
Amortization of Convertible Bond Redemption Premium, after Tax	7.4	10.4	10.9
Convertible Bond Financial Costs, after Tax	6.5	4.6	4.7
Non-Operating Loss	16.1	7.6	6.9
Goodwill Amortization	117.3	113.7	117.8

Restated net Income before Non-operating income, Goodwill amortization and Convertible Bond expenses, after tax	152.0	116.6	110.9

Number of Shares (In Thousands):
Issued Shares as of December 31	24,111	23,738 (a)	23,408
Stock Options (Subscription Options)	1,396	1,496	476	(b)
Convertible Bonds	3,719	4,209	4,502
Technip Shares held by Subsidiaries	(340)	(141)	—

	28,886	29,302	28,386

Diluted Earnings per Share (in Euro) (c):	0.64	—	—
Diluted Earnings per Share before Non-operating Income and Goodwill Amortization	5.26	3.98	3.91

(a)	In 2003, does not take into account the capital increase resulting from the 2004 Employee Stock Participation Plan (331,780 shares) which became effective as of January 1, 2003.

(b)	In 2002, does not take into account the 2003 plan, which accounts for 697,000 shares.

(c)	In 2003 and 2002, the diluted earnings per share are negative and are consequently not disclosed.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 10 — Compensation of the Members of the Board of Directors
      The amount of directors’ fees paid by Technip to the members of the Board of Directors during 2004 was €217,000. The gross amount of compensation and benefits of all kinds paid by Technip to the members of the Board of Directors during 2004 was €963,080.
Note 11 — Intangible Assets, net
      Intangible assets are detailed as follows:

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Other Intangible Assets, gross	152.4	132.3	142.3
Accumulated Amortization	(74.2)	(44.0)	(33.5)

Other Intangible Assets, Net (a)	78.2	88.3	108.8

Goodwill	2,728.4	2,737.6	2,746.6
Accumulated Amortization	(442.7)	(328.9)	(217.8)

Goodwill, Net (b)	2,285.7	2,408.7	2,528.8

Intangible Assets, net	2,363.9	2,497.0	2,637.6

(a)	Intangible Assets
      Intangible assets include:

—	€51.4 million of patents and trademarks (gross value) identified when Coflexip purchased the Aker Maritime Deepwater Division in January 2001,

—	€59.4 million of patents and trademarks (gross value) identified at the time of the public offers on Coflexip and Isis in October 2001, others than those resulting from the Aker Maritime Deepwater Division.
      Patents and trademarks are amortized over 10 years.

—	€19.7 million (gross value) of software for its E-Procurement platform. The investment is amortized over five years since the end of November 2001.

(b)	Goodwill, net

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
KTI/MDEU	107.9	119.5	127.5
Coflexip (April 2000)	341.2	363.6	386.0
Coflexip (October 2001)	1,789.9	1,872.2	1,993.5
Coflexip Merger (July 2003)	28.3	34.5	—
Others	18.4	18.9	21.8

Net	2,285.7	2,408.7	2,528.8

      The goodwill represents the difference between the purchase price of an acquisition and the fair value of its net assets, if the purchase method of accounting is used. This goodwill is amortized over a period that is dependent upon the activities of the acquired company (see Note 1(g)).

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The goodwill calculated in 1999 in relation to the purchase of KTI/ MDEU from Mannesmann represented €159.5 million, gross, amortized on a 20-year basis, which corresponds to an annual amortization of €8.0 million. The significant net goodwill decrease is due to the transfer of EHR and to the transfer during the year 2004 of 75% of the shares of KTI SpA for €4.0 million, net.
      CSO: 2000, 2001 and 2003 installments
      The goodwill increase in 2000 results from the acquisition of 29.7% of Coflexip on April 19, 2000 with a goodwill of €447.5 million, gross, amortized on a 20-year basis corresponding to an annual amortization expense of €22.4 million.
      The goodwill of 2001 after 2002 and 2003 adjustments (see Note 2) amounts to €2,057.4 million and is amortized over 25 years, or €82.3 million per year.
      In 2003, Technip raised the goodwill by €35.2 million following the merger between Technip and Coflexip in July 2003 (capital increase and paid-in surplus for €49.5 million less minority interests amounting to €14.3 million, see Note 2). The goodwill is amortized over 23 years, which correspond to the residual period of the Coflexip’s goodwill. The amount is now of €30.3 million (merger profit adjustment of €4.9 million in 2004 (see Note 2)). The yearly amortization expense amounts €1.4 million.
Note 12 — Property, Plant and Equipment, net

				Machinery	Office
				and	Fixtures &
	Land	Buildings	Vessels	Equipment	Furniture	Others	Total

	In millions of Euro
Gross Value	14.0	152.0	694.5	440.8	108.4	60.6	1,470.3
Accumulated Depreciation	—	(65.1)	(285.6)	(285.1)	(84.3)	(35.3)	(755.4)

Total December 31, 2004	14.0	86.9	408.9	155.7	24.1	25.3	714.9

Gross Value	14.1	181.9	655.7	443.0	141.1	63.2	1,499.0
Accumulated Depreciation	—	(81.5)	(252.7)	(305.3)	(96.0)	(25.0)	(760.5)

Total December 31, 2003	14.1	100.4	403.0	137.7	45.1	38.2	738.5

Gross Value	73.5	243.0	625.7	439.1	162.3	60.1	1,603.7
Accumulated Depreciation	—	(99.5)	(196.3)	(302.9)	(114.2)	(29.7)	(742.6)

Total December 31, 2002	73.5	143.5	429.4	136.2	48.1	30.4	861.1

      As of December 31, 2004, two office buildings, one in France and one in Scotland, were sold (gross value of €18.0 million and carrying value of €6.2 million at the date of the sale), and the purchase of the Deep Pioneer in December 2004 by the exercise of the option to buy for €21.0 million.
      As of December 31, 2003, the head office building located in La Défense was sold. The building’s net book was €94.6 million.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The property, plant and equipment include assets, which are placed at the Group’s disposal by means of capital leases are detailed as follows:

	12/31/04		12/31/03

	Gross	Net	Gross	Net

	In Millions of Euro
Buildings	—	—	14.0	3.0
Vessels	52.5	—	52.6	3.8
Equipment	4.1	—	4.1	—

Total	56.6	—	70.7	6.8

Note 13 — Other Investments and Loans, net

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Investments at Historical Cost	6.7	9.3	9.7
Valuation Allowance	(2.4)	(5.3)	(4.7)

Net Value	4.3	4.0	5.0

Loans Related to Investments	2.1	1.5	2.2
Valuation Allowance	(1.6)	(1.5)	(1.5)

Net Value	0.5	—	0.7

Security Deposits	0.7	2.5	5.9
Others	0.3	1.9	6.7

Other Investments and Loans, net	5.8	8.4	18.3

Note 14 — Equity Affiliates
      Equity affiliates are analyzed as follows:

	Percentage Owned			In Millions of Euro

	12/31/04	12/31/03	12/31/02	12/31/04	12/31/03	12/31/02

TP India	—	50.0%	50.0%	—	1.1	0.9
Nargan	20.0%	20.0%	20.0%	1.6	1.0	0.3
Kti Spa	25.0%	—	—	0.8	—	—
TPL (a)	100.0%	—	—	11.1	—	—

Total				13.5	2.1	1.2

(a)	Company that is being liquidated.
Note 15 — Contracts-in-progress
      Contracts-in-progress relate to ongoing turnkey contracts, engineering/ procurement contracts and ongoing contracts including installation or commissioning operations, which are recorded as described in Note 1(k).

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Contracts-in-progress, net	6,593.4	6,368.2	4,896.2

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Contracts in progress include accumulated margin recognized on ongoing contract. As described in Note 1(k), amounts shown under the “Contracts-in-progress” line item are financed by progress payments received from customers which amount to €7,353.6 million, €7,047.8 million and €5,420.2 million as of December 31, 2004, 2003 and 2002, respectively.
Note 16 — Inventories and Deferred Bid Costs, net

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Inventories
Raw Materials	39.0	40.1	45.6
Unfinished Goods	46.1	23.5	18.5
Finished Goods and Merchandise	13.6	13.5	15.8
Less: Valuation Allowance	(9.6)	(10.1)	(8.4)

Inventories, net	89.1	67.0	71.5

Deferred Bid Costs, net (a)	9.1	6.6	9.3

Inventories and Deferred Bid Costs, net	98.2	73.6	80.8

(a)	Costs directly linked to the awarding of future turnkey engineering/ construction contracts, for which the signature can be reasonably expected, are deferred and capitalized in the balance sheet.
Note 17 — Accounts Receivable, net

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Receivables on Contracts and Guarantee Retention	591.0	755.6	725.1
Doubtful Accounts	24.5	41.8	41.0
Allowance for Doubtful Accounts	(20.7)	(41.8)	(40.5)

Total Accounts Receivable, net	594.8	755.6	725.6

      The Group’s main customers include major oil and gas, petrochemical or oil-related companies.
      The maturity of receivables corresponds to the operating cycle of the contracts.
      Each client’s financial situation is periodically reviewed and any potential risks are recorded as a reserve.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 18 — Other Current Assets, net

	12/31/04		12/31/03	12/31/02

	Gross	Net	Net	Net

	In millions of Euro
Deferred Tax Assets (see Note 8(c))	133.9	80.1	120.1	73.6
Value Added Tax	42.4	42.4	60.0	40.0
Prepaid Income Tax and Other Current Tax	109.5	109.5	39.8	62.6
Advances to Non-Consolidated Subsidiaries	13.0	10.7	0.4	7.8
Joint Venture Associates’ Current Account	106.3	97.1	13.6	16.8
Receivables from Suppliers	—	—	14.5	2.5
Receivables from Personnel	1.7	1.7	1.7	1.4
Dividends to be received on Investments (Deduction at Source)	17.4	17.4	—	1.5
Prepaid Expenses	80.3	78.8	39.5	53.4
Insurance Indemnities to be Received	0.1	0.1	0.1	5.4
Funds in Escrow	—	—	—	68.9
Redemption Premium on Bonds (see Note 23)	76.6	32.1	51.6	73.5
Others	247.9	235.4	86.4	114.2

Total Other Current Assets, Net	829.1	705.3	427.7	521.6

Note 19 — Cash and Cash Equivalents

(a) Marketable Securities — Cash Equivalents

	12/31/04	12/31/03	12/31/02

	In millions of Euro
Marketable Securities:
Historical Cost	739.4	110.0	102.6
Valuation Allowance	—	—	(3.5)

Market Value at Year-end	739.4	110.0	99.1

Detailed Analysis of Marketable Securities:
Mutual Funds	501.8	40.5	70.4
Certificates of Deposit	103.4	21.1	15.5
Shares held by the Company(*)	—	—	3.2
Fixed Term Deposits	67.3	34.6	8.3
Others	66.9	13.8	1.7

Total Marketable Securities	739.4	110.0	99.1

(*)	In 2004 and 2003, shares held by the company have been excluded from Group’s shareholders’ equity.
      In 2002, Technip carried out the cancellation of all the shares held by the company except 49,499 shares intended to cover stock option plans, recorded as marketable securities.

(b) Cash
      Cash amounts to €694.6 million as of December 31, 2004, compared to €782.4 million and €642.0 million in 2003 and 2002, respectively.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Detailed Analysis of Cash and Marketable Securities by Currencies

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Euro	793.0	391.9	315.0
U.S. Dollar	431.7	311.4	260.9
Great Britain Pound	87.0	63.1	61.8
Norwegian Crown	19.1	40.0	27.2
Others	103.2	86.0	76.2

Total	1,434.0	892.4	741.1

      A large part of cash and marketable securities are booked or invested in Euros or US Dollar. The Group frequently uses these currencies within the framework of its commercial relations. Cash and cash equivalents in other currencies correspond to deposits retained by subsidiaries located in countries where such currencies are the national currency in order to ensure their liquidity or to amounts received from customers prior to the payment of expenses in these same currencies, or the payment of dividends.
Note 20 — Shareholders’ Equity

(a) Parent Company’s Common Stock Breakdown and Changes
      As of December 31, 2004, Technip common stock consisted of 24,110,654 outstanding shares with a par value of €3.05. The changes since December 31, 2002 can be analyzed as follows:

	No. of Shares	Common
	Outstanding	Stock

		(in Millions
		of Euro)
Common Stock as of December 31, 2002	23,408,004	71.4
Increase related to the Merger with Coflexip (1)	330,327	1.0

Common Stock as of December 31, 2003	23,738,331	72.4
Employee Subscriptions (2)	331,780	1.0
Option of Subscription for Share Exercised (3)	40,543	0.1

Common Stock as of December 31, 2004	24,110,654	73.5

(1)	Capital increase resulting from the merger with Coflexip in July 2003 (see Note 2).

(2)	Employee subscriptions: The shareholders authorized the conditions for such transaction at a meeting held on July 11, 2003.

(3)	These increases result from the exercise of stock options granted to employees as described in Note 20(d).
      The Company owned 340,242, 140,953, and 49,499 of its shares as of December 31, 2004, 2003 and 2002, respectively. In 2004 and 2003, shares held by the company were deducted from shareholders’ equity. In 2002, the shares held by the company were all intended to cover stock-option plans. They were recorded in the marketable securities item.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Technip Shareholders as of December 31

	12/31/04	12/31/03	12/31/02

Oppenheimer Funds Inc (*)	6.0%	—	—
IFP	3.2%	6.7%	6.8%
Gaz de France	0.0%	7.2%	7.3%
Total Group	0.0%	3.3%	3.8%
Employees	2.4%	2.6%	2.6%
Treasury Shares and Shares held by Subsidiaries (**)	1.4%	0.6%	0.2%
Others	87.0%	79.6%	79.3%

Total	100.0%	100.0%	100.0%

(*)     The amounts of 2002 and 2003 are not communicated because no threshold was crossed.
(**) Shares held by Technip: see Note 20(a)

(c) Cumulative Translation Adjustments
      Cumulative translation adjustments reflect the exchange differences arising from the translation into Euro of the financial statements of foreign subsidiaries as described in Note 1(f).

(d) Executive Stock Option Plans
      The 1999 stock option plan was authorized by the shareholders’ meeting held on April 30, 1999 and implemented by the Board of Directors on April 30, 1999. These options are valid up to five years. The plan expired on April 30, 2004.
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
      The 2003 stock option plan (remaining portion of part B) was authorized by the shareholders’ meeting held on August 24, 2001 and implemented by the Board of Directors on May 21, 2003. These options are valid up to 6 years from the date of grant.
      The former stock option plans implemented by Coflexip have been held by Technip since the merger between Technip and Coflexip SA. The stock option plans can be described as follows:

•	Stock option plan 9.2 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on March 24, 1997. These options are valid up to ten years from the date of grant.

•	Stock option plan 9.3 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on May 18, 1998. These options are valid up to ten years from the date of grant.

•	Stock option plan 10 was authorized by the shareholders’ meeting held on June 2, 1999 and implemented by the Board of Directors on December 14, 1999. These options are valid up to ten years from the date of grant.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Stock option plan 11 was authorized by the shareholders’ meeting held on May 30, 2000 and implemented by the Board of Directors on March 20, 2001. These options are valid up to ten years from the date of grant.

	Number of Stock Options

			Plan 2003
	Plan 1999/2001
					Remaining
	1st Part	2nd Part			Portion of
Technip Plans	1999(a)	2000(b)	Part A(c)	Part B(c)	Part B(d)	TOTAL

Options Granted (Purchase)	315,520	—	—	—	—	315,520
Options Granted as of 12.31.99	315,520	—	—	—	—	315,520
Options Exercised	(2,200)	—	—	—	—	(2,200)
Options Cancelled	(7,900)	—	—	—	—	(7,900)
Options Granted (Purchase)	—	139,576	—	—	—	139,576
Options Granted (Subscription)	—	493,028	—	—	—	493,028

Options Granted as of 12.31.00	305,420	632,604	—	—	—	938,024

Options Exercised (Purchase)	(20,800)	—	—	—	—	(20,800)
Options Exercised (Subscription)	—	—	—	—	—	—
Options Cancelled (Purchase)	—	—	—	—	—	—
Options Cancelled (Subscription)	—	(3,200)	—	—	—	(3,200)
Options Granted (Purchase)	—	—	—	—	—	—
Options Granted (Subscription)	—	—	—	—	—	—

Options Granted as of 12.31.01 (Purchase)	284,620	139,576	—	—	—	424,196
Options Granted as of 12.31.01 (Subscription)	—	489,828	—	—	—	489,828

Options Exercised (Purchase)	(4,400)	—	—	—	—	(4,400)
Options Exercised (Subscription)	—	—	—	—	—	—
Options Cancelled (Purchase)	(8,100)	—	—	—	—	(8,100)
Options Cancelled (Subscription)	—	(13,950)	—	—	—	(13,950)
Options Granted (Purchase)	—	—	—	—	—	—
Options Granted (Subscription)	—	—	234,080	462,920	—	697,000

Options Granted as of 12.31.02 (Purchase)	272,120	139,576	—	—	—	411,696
Options Granted as of 12.31.02 (Subscription)	—	475,878	234,080	462,920	—	1,172,878

Options Exercised (Purchase)	—	—	—	—	—	—
Options Exercised (Subscription)	—	—	—	—	—	—
Options Cancelled (Purchase)	(14,200)	—	—	—	—	(14,200)
Options Cancelled (Subscription)	—	(27,200)	(22,090)	(4,400)	—	(53,690)
Options Granted (Purchase)	—	—	—	—	—	—
Options Granted (Subscription)	—	—	—	—	5,200	5,200

Options Granted as of 12.31.03 (Purchase)	257,920	139,576	—	—	—	397,496
Options Granted as of 12.31.03 (Subscription)	—	448,678	211,990	458,520	5,200	1,124,388

Options Exercised (Purchase)	(231,295)	—	—	—	—	(231,295)
Options Exercised (Subscription)	—	—	—	(900)	—	(900)
Options Cancelled (Purchase)	(26,625)	—	—	—	—	(26,625)
Options Cancelled (Subscription)	—	(34,000)	(10,380)	(10,350)	—	(54,730)
Options Granted (Purchase)	—	—	—	—	—	—
Options Granted (Subscription)	—	—	—	—	—	—

Options Granted as of 12.31.04 (Purchase)	—	139,576	—	—	—	139,576
Options Granted as of 12.31.04 (Subscription)	—	414,678	201,610	447,270	5,200	1,068,758

Technip treasury shares dedicated to the stock purchase options plan	—	—	—	—	—	—
Maturity date	04.30.2004	12.14.2008	12.09.2008	12.09.2008	05.21.2009	—

(a)	Options utilizable after 3 years from 04.30.1999

(b)	Options utilizable after 3 years from 12.14.2000

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Options utilizable after 3 years from 12.09.2002

(d)	Options utilizable after 3 years from 05.21.2003

Coflexip Stock option plans	Plan 9.2	Plan 9.3	Plan 10	Plan 11

	Options granted in

	1997	1998	1999	2001	Total

Number of purchase options granted	—	—	—	34,415	34,415
Number of subscription options granted	200,000	123,400	127,386	180,000	630,786
Cumulative figures as of December 31, 2003:
Options exercised (purchase)	—	—	—	—	—
Options exercised (subscription)	(127,926)	(450)	(16,152)	—	(144,528)
Options cancelled (purchase)	—	—	—	—	—
Options cancelled (subscription)	(33,387)	(25,200)	(19,850)	(36,000)	(114,437)
Purchase options granted as of December 31, 2003	—	—	—	34,415	34,415
Subscription options granted as of December 31, 2003	38,687	97,750	91,384	144,000	371,821
Options exercised (purchase)	—	—	—	—	—
Options exercised (subscription)	(10,833)	(8,050)	(20,760)	—	(39,643)
Options cancelled (purchase)	—	—	—	—	—
Options cancelled (subscription)	—	(1,900)	(1,334)	(1,000)	(4,234)
Purchase options granted as of December 31, 2004	—	—	—	34,415	34,415
Subscription options granted as of December 31, 2004	27,854	87,800	69,290	143,000	327,944

(e) Distributable Retained Earnings
      The distributable retained earnings of the parent company amount to approximately €200.0 million as of December 31, 2004.

(f) Statutory Legal Reserve
      Under French Law, companies must allocate, each year, 5% of their consolidated statutory net profit to their legal reserve fund before dividends may be paid with respect to that year. Funds are allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve may only be distributed to shareholders upon liquidation of the Company. The statutory legal reserve was €9.8 million as of December 31, 2004.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 21 — Accrued Liabilities
      The principles on the basis of which accrued liabilities are estimated are described in Note 1 (p).

	12/31/04	12/31/03	12/31/02

	In Millions of Euros
Current Accrued Contingencies:
Foreseeable Losses on Contracts	21.6	6.4	5.5
Contingencies Related to Contracts	92.9	86.3	59.5
Other Contingencies	16.6	41.2	43.1
Provision for Dry-docking	4.5	6.1	7.7
Expenses to Complete Contracts	84.4	74.8	74.9
Restructuring	6.0	7.3	4.2
Others(*)	25.9	12.7	47.6

Total Accrued Liabilities	251.9	234.8	242.5

(*)	As of December 31, 2004, these include the following contingencies:

Costs following the sale of the head office in 2003: €3.0 million,

Equalization on Engineering Re contingencies (reinsurance Company for the Group): €4.6 million.
      As of December 31, 2002, these include the following contingencies:

CAMC/ TOMI transfer contingencies (provision for assets depreciation): €16.9 million,
Exchange loss contingencies: €10.3 million.
      The changes in accrued liabilities as compared with December 31, 2003 can be analyzed as follows:

			Decrease	Decrease
			Used	Unused	Other
	12/31/03	Increase	Provision	Provision	changes	12/31/04

	In Millions of Euro
Foreseeable Losses on Contracts	6.4	22.3	(3.8)	(0.2)	(3.1)	21.6
Contingencies Related to Contracts	86.3	67.2	(34.9)	(24.0)	(1.7)	92.9
Other Contingencies	41.2	12.6	(36.7)	(0.5)	—	16.6
Provision for Dry-docking	6.1	2.0	(3.6)	—	—	4.5
Expenses to Complete Contracts	74.8	51.2	(34.6)	—	(7.0)	84.4
Restructuring	7.3	2.9	(3.8)	(0.3)	(0.1)	6.0
Others	12.7	17.3	(5.0)	(2.4)	3.3	25.9

Total	234.8	175.5	(122.4)	(27.4)	(8.6)	251.9

      “Contingencies related to contracts” and “other contingencies” line items are composed of provision for litigation.
      The decrease for unused provision corresponds to provisions for which the contingencies disappeared over the period.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 22 — Financial Debt

(a)	Analysis by Nature

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Convertible Bonds (a)	632.2	715.5	765.3
Bond Loan (b)	650.0	—	—
Bank Borrowings and Credit Lines (c)	81.8	184.1	187.7
Short-term Commercial Paper	150.0	205.0	276.0
Bank Overdrafts	16.5	8.3	7.2
Refundable Advances	6.9	6.2	6.2
Employee Loans	—	—	—
Accrued Interest Payable	24.7	7.4	—
Leasing and Other	—	3.0	4.7

Total Financial Debt	1,562.1	1,129.5	1,247.1

Short-term Financial Debt (d)	194.4	226.3	297.0
Long-term Financial Debt	1,367.7	903.2	950.1

(a)	At the end of January 2002, Technip issued a bond loan with an option for conversion into new shares and/or exchange for existing shares (OCEANE offer) for an initial amount of €793.5 million. The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date.

The OCEANE offer, which received the AMF final visa on January 22, 2002, has the following characteristics:

•	Issued at a price of €170 (number of bonds issued: 4,667,647);

•	The coupon payable on January 1st of each year amounts to 1% per year of the bonds’ nominal value;

•	The redemption date was set on January 1, 2007 for bonds not converted into shares at such date;

•	The bond redemption price as of January 1, 2007 is €190.07 in the event of non-conversion or exchange; and

•	The actuarial rate of yield for the bondholder is 3.25% per year in the event of non-conversion or exchange.

The bond loan was used to reimburse part of the credit facility issued by Technip to finance the purchase of Coflexip shares.

Technip repurchased 165,653 convertible bonds in 2002 and 293,141 convertible bonds in 2003 and 489,742 convertible bonds in 2004 for the amount of €161.3 million.

In accordance with the bond loan-issuing contract of the OCEANE, the 948,536 convertible bonds thus redeemed have been cancelled, reducing the outstanding amount to €632.2 million as of December 31, 2004.

(b)	The bond loan has been issued on May 26, 2004 for an amount of €650.0 million and a maturity date on May 26, 2011. The interest rate is 4.625% payable annually.

(c)	The bank borrowings and credit lines as of December 31, 2004, mainly include the credit facility for U.S.$109 million (€80.0 million at 2004 closing rate) as of December 31, 2004 for an authorized total amount of €850.0 million. This credit facility was used by Technip Coflexip USA Holdings to finance part of the acquisition of the Aker Maritime ASA Deepwater Division in January 2001. This credit facility is fully repayable at maturity on April 29, 2009.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	The short-term financial debt, which represents €194.4 million, is comprised of the following:

•	Commercial paper for €150.0 million (terms from 1 to 3 months),

•	Short-term part of the Group long-term debt, which amounts to €3.2 million,

•	Bank overdrafts and other short-term bank facilities for €16.5 million, and

•	Accrued interest on convertible bonds and bond loan for €24.7 million.

(b) Analysis by Type of Interest Rate (After Possible Hedging of Interest Rates)

	12/31/04	12/31/03

	In Millions of Euro
Fixed Rate	1,402.7	821.4
Variable Rate	159.4	308.1

Total	1,562.1	1,129.5

      The variable-rate debt includes U.S.$109.0 million (€80.0 million at 2004 closing rate). This debt was swapped for a fixed-rate debt until June 26, 2006.
      In 2004, the average rate of the fixed-rate debt stands at 3.84% per year versus 3.52% in 2003.
      Over the same period, the average rate of the overall Group debt (fixed and variable rate) stands at 3.61% per year (2.54% per year before the amortization of the redemption premium relating to the convertible bond loan).
      The average rate of debt is calculated by dividing the average outstanding debt for the fiscal year by the amount of financial costs for the fiscal year (with the exclusion of bank fees not expressly related to the debt).

(c) Analysis by Currency

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Euro	1,464.4	938.1	1,054.8
US Dollar	80.4	183.9	182.2
Great Britain Pound	—	2.4	—
Others	17.3	5.1	10.1

Total Financial Debt	1,562.1	1,129.5	1,247.1
Less: Amounts Due Within One Year	(194.4)	(226.3)	(297.0)

Total Long-term Debt	1,367.7	903.2	950.1

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Annual Maturities of Long-term Debt

12/31/04

In Millions
of Euro
2005 (**)	27.9
2006 (*)	632.8
2007	0.5
2008	0.6
2009 and after	733.8

Total Long-term Debt (**)	1,395.6

(*)	Includes €632.2 million for the redemption of the OCEANE loan as of January 1, 2007.

(**)	Includes the short-term part of the long term debt for €27.9 million.

(e) Debt guaranteed by Suretyships and Security with Regard to Immovable Property

		12/31/04
		Without
	Guarantee	Guarantee	Total

	In Millions of Euro
Bank Overdrafts, Short-term Facilities and Others	—	16.5	16.5
Commercial Paper	—	150.0	150.0
Short-term Part of Long-term Debt	1.5	26.4	27.9

Total Short-term Financial Debt	1.5	192.9	194.4

Long-term Financial Debt	—	1,367.7	1,367.7

Total Financial Debts	1.5	1,560.6	1,562.1

      As of December 31, 2004, €1.5 million of bank and financial debts used by Technip and its subsidiaries are covered by security with regard to immovable property provided by these companies.
Note 23 — Convertible Bond Redemption Premium
      Following the redemption and the cancellation of 948,536 convertible bonds in 2002, 2003 and 2004, the amount of the convertible bond redemption premium has been reduced to €74.7 million (compared to €84.5 million as of December 31, 2003; €90.4 million as of December 31, 2002 and €93.7 million when issued).

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 24 — Other Creditors

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Payroll Costs	108.1	70.4	62.0
Social Security Charges	30.1	38.0	20.6
Income and Value Added Taxes	179.1	125.6	150.5
Liabilities Deferred Income	144.8	162.5	126.2
Deferred Income	8.6	13.2	7.1
Debts on Fixed Assets	16.7	11.5	15.7
Ongoing Project Accruals	119.0	124.5	78.6
Fee Accruals	3.5	2.8	1.9
Current Accounts on Ongoing Contracts	22.9	16.0	28.9
Debt Covered by a Guarantee	—	—	68.9
Subsidies	13.6	6.6	7.0
Other	161.8	120.8	188.7

Other Creditors	808.2	691.9	756.1

Note 25 —	Related Party Transactions
      None.
Note 26 — Off-balance Sheet Commitments and Contingencies
      The off-balance sheet commitments are presented below. The part concerning financial debt is presented in Note 22. There are no material commitments that are not described below.

		Payments

		Less than	1 to	More than
Contractual Commitments	Total	One Year	5 Years	Five Years

Capital Leases	—	—	—	—	(a)
Operating Leases	369.4	41.7	149.3	178.4	(a)
Foreign Exchange Rate Instruments	1,287.1	1,119.9	167.2	—	Note 27(b)
Interest Rate Instruments	80.0	—	80.0	—	Note 27(c)

Total	1,736.5	1,161.6	396.5	178.4

		Amount of Commitments by Period

		Less than	1 to 5	More than
Others Commitments	Total	One Year	Years	Five Years

Parent Company Guarantees	13,789.9	3,721.3	9,216.4	852.2
Others Commitments Given	1,418.6	146.8	1,079.5	192.3

Total Commitments Given	15,208.5	3,868.1	10,295.9	1,044.5	(b)

Total Commitments Received	539.4	208.5	330.5	0.4	(b)

(a) Capital Leases and Operating Leases
      The Group rents various equipment, vessels and buildings, mainly under lease contracts that will end during the next ten years.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2004, the rental expense amounted to €50.4 million (including vessels for €11.6 million) compared to €29.5 million in 2003.
      As of December 31 2004, the present value of minimum future lease payments is as follows:

Operating
Lease

In Millions
of Euro
For the Year Ended December 31,
2005	41.7
2006	41.9
2007	36.4
2008	36.3
2009	34.7
2010 and thereafter	178.4

Total	369.4
Less Interest	—

Total Current Net Value of Capital and Operating Leases	369.4

      In 2003, Technip entered into a new lease contract related to a new office building located in Paris-La Défense, which is the Group’s new headquarters. This lease relates to the period from March 1, 2003 to February 27, 2015. The lease concerning 2004 amounts to €24.3 million, after indexation to the cost of construction. The lease payment remains constant per period of 36 months except for changes in the construction index. Simultaneously with the sale of the building in Boulogne at the end of 2004, the capital lease relative to this building was early withdrawn.
      The capital lease of the “The Deep Pioneer” vessel has also been withdrawn with the exercise of the purchase option on that vessel in December, 2004.
      In 2004, 2003, and 2002, no new significant leasing contract have been entered into by the Group.

(b) Commitments
      The commitments are presented below:

	12/31/04	12/31/03	12/31/02

	In Millions of Euro
Parent Company Guarantees	13,789.9	10,729.4	8,807.6
Other Commitments Given	1,418.6	1,609.7	1,696.2

Total Commitments Given	15,208.5	12,339.1	10,503.8

Commitments Received	539.4	592.5	445.3
      Parent company guarantees given by the parent company to clients cover the due and proper performance of the specified contracts-in-progress for which the average expiration period until the release of the commitment guarantees is about 5 years.
      Parent company guarantees are presented in the above table for the contract entire amount until the final delivery date. They include the part of the contract that relates to our partners in joint venture, and are not reduced according to the percentage of completion.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Other commitments given mainly relate to guarantees or counter-guarantees given by banks and insurance companies to various customers in connection with ongoing contracts, in order to secure due and proper performance of the contracts or following the payment of retention guarantees.
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
      Any litigation based on contract has accrued liabilities in the category “Contingencies related to contracts”, see Note 21.
      The main litigations in progress are the following:

ITP
      On December 21, 2001, a French company filed a complaint with the Tribunal de Commerce (Commercial Court) of Versailles against Coflexip, Coflexip Stena Offshore Limited and Coflexip Stena Offshore International. The claim alleges that Coflexip breached several confidentiality agreements. This company has also brought an action in the courts in Scotland and in the U.S. against Coflexip for infringement of a patent related to “pipe-in-pipe” technologies. The patent of this company was invalidated by the EPO (European Patent Office) in February 2004 but the Edinburgh Appeal Court annulled the decision of the EPO considering that the EPO decision should have its effect on the UK territory. The Edinburgh Court decision was subject to an appeal with the House of Lords on February 19, 2005 at the latest. Since the company has not appeal before the required deadline, the Scottish procedure is closed. On the basis of the available information, Technip believes that these allegations are unfounded and that its potential exposure is not material.

Seamec
      In February 2003, Technip through its subsidiary Coflexip Stena Offshore Mauritius Limited, purchased an additional participation of 20% in the share capital of its Indian listed subsidiary, South East Marine Engineering and Construction Ltd. (SEAMEC) in an open offer ordered by the Securities and Exchange Board of India (SEBI) pursuant to the Indian stock exchange Regulations, as a consequence of the change of control of SEAMEC, as the result of the public exchange/cash offer launched by Technip in July 2001.
      The Securities Appellate Tribunal (S.A.T.), at the request of minority shareholders of SEAMEC, ordered Technip, on October 27, 2003 to pay the shareholders who brought their shares to the open offer an additional amount calculated on the quoted value of SEAMEC share in April 2000, based on the allegation that the change of control of Coflexip and consequently the change of control of SEAMEC occurred in April 2000 when Technip acquired the participation of Stena Offshore International BV of 29,68% in the share capital of Coflexip.
      Technip filed an appeal with the Supreme Court of India and on January 9, 2004 was granted a stay of the S.A.T. decision on the condition that bank guarantees be issued in order to secure the relevant amount, pending final decision on the merit. A bank guarantee of an amount of 2.25 billion Indian Rupees, i.e., €40.0 million for the principal amount has been issued on February 17, 2004 and another bank guarantee of an amount of 225 million Indian Rupees, i.e., €4.0 million to cover interests for a twelve months period has been issued on March 29, 2004. Technip is waiting for the Supreme Court of India decision on the merit.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      According to the valuation of its exposure on that litigation, the Group does not record any provision.
     (d) Retirement indemnities and related commitments
      The Group contributes to retirement or post-retirement benefit schemes in conformity with the laws and usual practices of countries where the subsidiaries operate.

	2003		2004

		No Provision		No Provision
Benefit obligations	Provision	Recorded	Provision	Recorded

	(in Millions of Euro)
Actuarial Debt		182.3		172.7
Market Value of Hedging Assets		(58.3)		(68.8)
Financial Hedging		124.0		103.9
Unrecognized Assets		(34.7)		(33.1)
Net Provision (Consolidated Financial Statements as of December 31)		89.3		70.8
      Actuarial valuation of Technip’s obligations regarding retirement benefit schemes and other commitments such as post-retirement healthcare benefit schemes are determined in conformity with the 2003-R01 recommendation of the CNC. Hedging plan assets are estimated at Fair Value.
      The liabilities identified and evaluated according to recommendation n° 2003-R01 principles are as follows:
     Germany:
      For German companies, the benefits schemes are described as follows:

•	Two retirement plans that provide an allowance payable from 65 years of age;

•	A differed pay plan;

•	A early retirement plan; and

•	For employees with over 25, 40 and 45 years’ length of service the company offers a jubilee plan which provides a basic allocation of one to three months’ salary.
      Actual benefit obligations amount to €36.9 million as of December 31, 2004.
     Brazil:
      A jubilee plan which provides a basic allocation of half a month’s salary for employees with over 10, 15, 20 and 30 years’ length of service. This plan also provides a short trip to Brazil and to Paris over 20 and 30 years’ length of service. Actual benefit obligations amount to €0.6 million as of December 31, 2004.
     United Arab Emirates:
      The retirement allowance plan provides the payment of an amount determined on the basis of the professional years spent in the company (21 days salary per year until 5 years and a month salary over 5 years). Actual benefit obligations amount to €1.5 million as of December 31, 2004.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     France:
      In France, the benefits schemes are described as follows:

•	Retirement indemnities that are determined on the basis of the wage at retirement date and professional years spent in the company;
      •   Retirement healthcare benefit;

•	A jubilee plan which provide a basic allocation payable after 20, 30, 35 and 40 professional years in all companies (with a minimum of professional years within Technip).
      Actual benefit obligations amount to €33.5 million as of December 31, 2004.
     Italy:
      In Italy, the benefits schemes are described as follows:

•	Retirement indemnities that are determined on the basis of the wage at retirement date and professional years spent in the company;

•	An early retirement plan which provides a basic allocation. That plan will be closed as of December 31, 2005.
      Actual benefit obligations amount to €24.3 million as of December 31, 2004.
     Norway:
      The retirement plan offers an allowance over 67 years of age (with a maximum of 70% of the last wage which includes social security).
      Actual benefit obligations amount to €6.6 million as of December 31, 2004.
     The Netherlands:
      For Dutch companies, the calculation of retirement indemnities is based on a supplementary defined benefit retirement plan. Actual benefit obligations amount to €55.7 million as of December 31, 2004.
     United Kingdom:
      The retirement allowance plan provides the payment of a pension.
      Actual benefit obligations amount to €13.8 million as of December 31, 2004.
      For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In conformity with the 2003 R01 recommendation of the CNC, actual benefit obligations are as follows:

		Post
		Retirement		Early
	Retirement	Healthcare	Jubilee	Retirement
In K€	Plans	Benefit	Plans	Plans	Total

	12/31/04	12/31/04	12/31/04	12/31/04	12/31/04
Actuarial Value of the Financed Obligation	114,412	0	0	0	114,412
Fair Value of Plan Assets	(68,840)	0	0	0	(68,840)

	45,572	0	0	0	45,572
Actuarial Value of the Unfinanced Obligation	49,531	1,126	3,261	4,374	58,292
Unrecognized Actuarial Gains (losses)	612	0	0	0	612
Unrecognized Service Costs	2,777	0	0	0	2,777

Net Liabilities	98,492	1,126	3,261	4,374	107,253

      In conformity to the recommendation, the annual costs are as follows:

		Medical Costs		Early
	Retirement	for Retired	Jubilee	Retirement
In K€	Plans	People Plans	Plans	Plans	Total

	12/31/04	12/31/04	12/31/04	12/31/04	12/31/04
Service cost	7,799	0	245	83	8,127
Interest Cost	7,652	50	165	218	8,085
Expected Return on Assets	(3,492)	0	0	0	(3,492)
Amortization of Actuarial (Gains) Losses	0	0	41	257	298
Amortization of Non-vested Prior Service Cost	(102)	0	0	0	(102)
Curtailment/ Settlement	0	0	0	0	0
Benefit Expense	11,856	50	451	558	12,916
Annual Cost	4,286	0	0	0	4,286
      The calculations are based on actuarial assumptions especially defined for each entity (personnel turnover and future salary increases) and on the following key actuarial assumptions (in weighted average):

2004

Discount Rate	4.58%
Expected Return on Plan Assets	5.45%
Future Increase in Wages (including Inflation)	3.21%
Future Increase in Retirement Pension (including Inflation)	1.68%
Annual Increase of Healthcare Costs	3.00%
Note 27 — Market Related Exposure and Financial Instruments

(a) Liquidity Risk

A-	Technip group financing is governed by the Group policy implemented by the Finances and Control management department.

B-	Cash management is centralized at the head office and coordinated through the financial centers located throughout the Group’s main operating subsidiaries.

The “SNC” Technip Eurocash (general partnership) entered into cash pooling agreements with the Group’s main subsidiaries, in respect with local legislation and rules, in order to pool the surplus cash, to meet their needs by pooling the Group’s financial resources except when economic and financial conditions lead to priority being given to a local debt. Technip Eurocash’s management committee is

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

made up of representatives of Group entities that are members of the SNC. This committee meets several times per year.

C-	At the end of January 2002, Technip took advantage of beneficial market conditions to issue a bond loan with an option for conversion into new shares and/or exchange for existing shares (the OCEANE offer) for a nominal amount of €793.5 million (see Note 22).

Technip has extended the average maturity of its debt of January 2002, by replacing a debt payable semiannually from June 30, 2002 to December 31, 2006 by a redeemable bond issue at a single date as of January 1, 2007, in the absence of conversion in consideration for a reduced financial cost in cash. The redemptions of convertible bonds in 2002 and in 2003 were mainly refinanced by a bank credit (expiry December 30, 2007). In 2004, the cash position and the partial use of the bond loan, as mentioned in paragraph D below, allowed Technip to reimburse in advance this bank credit and to proceed to other redemptions.

D-	In May 2004, Technip, thanks to new opportune market conditions and terms, has issued a bond loan for €650.0 million (characteristics are describe in Note 22) and has also extend the average maturity of its debt.

E-	As of December 31, 2004, the Group has various non-used financing sources that allow it to finance its needs:

1/	The balance not used by Technip and its eligible subsidiaries amounts to €770.0 million from a new bank credit with an authorized amount of €850.0 million. This credit, sign on April 29, 2004 is to be reimbursed at a single date as of April 29, 2009. This credit facility is not guaranteed by security with regard to immovable property provided on the Group’s assets. It contains the usual commitments from Technip and from the main entities eligible as borrowers apart from all financial ratios.

This new credit replaces as of second quarter, 2004:

•	A €387.0 million and U.S.$42 million (€30.8 million at 2004 closing rate) credit line which was previously repayable in several half-yearly payments until December 31, 2006.

•	The balance as of April 29, 2004, not used by Technip and its eligible subsidiaries amounts to U.S.$209 million (€153.3 million at 2004 closing rate) from the bank credit of a total amount of U.S.$350 million taken out for financing the purchase of the Aker Maritime ASA Deepwater Division by Coflexip, and which is reimbursable at the ended maturity date, June 25, 2006.

•	Multi-currencies credit line for €330.0 million grant by a consortium of banks to Technip Eurocash with a 2004 maturity date (the new credit bank has a €350.0 million bracket which may be used according a short notice).

2/	Two bank credits amounting to €125.0 million each also usable in U.S. Dollar or Euro granted to Technip. Their maturity date is December 31, 2008, after a part deduction of €25.0 million as of December 31, 2007. The commitments are the same as those mentioned for the previous credit line of Technip.

3/	Various non-used credit facilities amounting to €8.0 million.

The credit agreements with respect to these various financing arrangements do not include an early payment clause in case of deterioration of the borrower’s rating. In case of use, they allow variable interest rate. As of December 31, 2004, bank credit lines confirmed and available for the Group amount to €1,028.0 million of which €1,020.0 million are available beyond December 31, 2005. The outstanding commercial papers issued at the same date amount to €150.0 million for terms of

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1 to 3 months within the scope of the program declared to the “Banque de France” for a maximum amount of €600.0 million.

F-	The long-term debt payment schedule is provided in Note 22. The amounts due with respect to 2005 and 2006 amounts respectively to €27.9 million and to €632.8 million. The 2005 maturities include mainly:

•	The accrued interest on OCEANES and the bond loan for €24.7 million; and

•	€3.2 million for the part of the long-term debt payable before a year for the Group.
      The 2006 maturity belongs to its main amount to the repayable of the convertible bonds which may not be converted into shares at the January 1, 2007 maturity.
      The €650.0 million bond issue balance not used in order to reimburse U.S.$109.0 million (€80.0 million) on two bank credits has been invested on short-term periods in several banks according to the Group criteria’s with the objective of capital preservation and providing regular financial returns while being easily available. This financial resource obtained at low interest rates in a low market rates context is to be used in order to reimburse most convertible bonds as possible, which would not have been converted into shares as of January 1, 2007. The balance would have to come from the Group cash or confirmed credit lines.

(b)	Currency Risk
      As indicated in Note 1(e), Technip uses financial instruments to manage its exposure to currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided up between several counter parties who are selected after due analysis.
      The primary hedging instruments used to manage its exposure to currency risks are as follows:

	12/31/04				12/31/03	12/31/02

	Maturity
	2006		Fair	Nominal	Nominal	Nominal
	and after	2005	value	value	value	value

	In Millions of Euros
Buy Currency, Sell National Currency (Forwards and Swaps)	12.0	221.9	(20.8)	233.9	504.4	545.9
Sell Currency, Buy National Currency (Forwards, Swaps and Options)	64.8	645.4	76.9	710.2	1,404.3	1,182.8
Sell/Buy Foreign Currencies	90.4	252.6	26.1	343.0	299.0	171.2
Total	167.2	1,119.9	82.2	1,287.1	2,207.7	1,899.9

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Interest Rate Risk
      The table hereafter presents the maturity of the financial assets and the financial debts of Technip as of December 31, 2004. The schedule of maturity corresponds to the date of the revision of the interest rates. It presents the amount of interest rate swaps carried out for the debt.

	Technip Group

	Call Money
	Rate within 1
	Year and	1 to 5	Over 5
	Variable Rate	years	years	Total

	In Millions of Euro
Financial Debt (a)	274.4	634.2	653.5	1,562.1
Financial Assets (b)	1,434.0	—	—	1,434.0
Net (c)=(a)-(b)	(1,159.6)	634.2	653.5	128.1
Commitments*(d)	(80.0)	80.0	—	—
Net (c)+(d)	(1,239.6)	714.2	653.5	128.1

*	Operations that modify the nature of interest rate and/ or the schedule of maturity of the financial debt.
      Analysis of the sensitivity of the situation to the change in interest rates:
      Inasmuch as the net indebtedness before and after management within 1 year and variable rate is negative, Technip is not exposed to interest rate risk on its debt.
      Method of monitoring the interest rate risk: Technip regularly analyzes its exposure to interest rate risk. This activity is the responsibility of the Treasury Department and the Deputy Financial Director in charge of the financing and the treasury of the Group, who, in turn reports to Finances and Control Chief Executive Officer. The Treasury Department at head office consists of 13 people.
      Interest rate hedging transactions and the methods of hedging are described below.
      The Group does not use financial instruments for speculative purposes.
      As of December 31, 2004, before recourse to interest rate swaps, the outstanding fixed-rate debt amounts to €1,322.7 million, including mainly the outstanding amount of €1,282.2 million related to the bond loan.
      In addition, the Group hedged US$109 million (€80.0 million at 2004 closing rate) of its bank debt at a variable rate by swaps transforming them into fixed-rate debt. The underlying debt with regard to these hedging transactions relates to a part of the outstanding amount of the credit facility used to finance the acquisition of the Aker Maritime ASA Deepwater Division.
      The total amount of the fixed-rate debt amounts to €1,402.7 million as of December 31, 2004.
      The hedging transactions and forward rate agreements were entered into with bank counterparties that satisfy the Group’s criteria.

(d)	Credit Risk
      A significant portion of the Company’s activity is concentrated with a limited number of clients since the worldwide market is dominated by a small number of major oil and gas companies. The Company regularly performs credit risk analyses before entering into contracts and has set up procedures for monitoring payments made by clients.
      The Group has not observed significant payment defaults by its clients in 2004 and to date.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 28 — Subsequent Events

(a)	Redemption of Convertible Bonds
      From January 1, 2005 to mid-February 2005, Technip repurchased 117,700 additional convertible bonds for an amount of €22.0 million (nominal amount €20.0 million), thus increasing the number of the convertible bonds repurchased since the issue to 1,066,236.
      In accordance with the issue contract, these repurchased convertible bonds were cancelled. The outstanding amount of the convertible bond issue has thus decreased to €612.2 million (compared to €632.2 million as of December 31, 2004).
      Following the repurchase and the additional cancellation of 117,700 convertible bonds since January 1, 2005, the redemption premium amount has decreased to €72.3 million (compared to €74.7 million as of December 31, 2004).

Note 29 —	Scope of Consolidation
      List of the Main Consolidated Subsidiaries as of December 31, 2004

		12/31/2004
Consolidated Companies Technip	Country	% Control

Technip	France	Parent company
Technip France	France	100%
Technip Eurocash	France	100%
TPL — Tecnologie Progetti Lavori SpA	Italy	100%
Technip Italy	Italy	100%
TPG (UK) Ltd	UK	100%
Technip TPS	France	100%
Technip Iberia	Spain	100%
S.C.I. CB3 Défense	France	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%
ABAY Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip International AG	Switzerland	100%
TTIL SNC	France	100%
Technip KT India	India	100%
Technip Upstream Houston Inc	USA	100%
Technip USA Corp	USA	100%
Technip Benelux BV	The Netherlands	100%
Technip Americas Corp	USA	100%
Technip Holding Benelux BV	The Netherlands	100%
Technip Germany	Germany	100%
Technip Seiffert (ex MSE)	Germany	100%
Technip Singapour	Singapore	100%
Technip Middle East FZCO	United Arab Emirates	100%
Technip Engenharia S/A	Brazil	100%
Citex	France	100%
Eurobatch	France	100%
SNPE Ingénierie Défense	France	100%

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		12/31/2004
Consolidated Companies Technip	Country	% Control

Seal Engineering	France	100%
Technipnet BV	The Netherlands	100%
Technip Nouvelle-Calédonie	New Caledonia	100%
Engineering Re	Switzerland	100%
EPC-Business BV	The Netherlands	100%
Technip Bolivar, C.A.	Venezuela	100%
Technip Oil & Gas BV	The Netherlands	100%
Technip-Coflexip Engineering Consultant (Shanghaï)	China	100%
Technip Portugal	Portugal	93.75%
PT Technip Indonesia	Indonesia	90%
Technip Biopharm Inc	USA	85%
Technip CIS	Russia	70%
Technip Tianchen	China	60%
TSS Dalia SNC	France	55%
Dalia Floater Angola SNC	France	55%
Bechtel Technip Goro, LLC	USA	50%
CTME FZCO	United Arab Emirates	50%
SPF-TKP Omifpro SNC/SP-TKP Fertilizer SrL	France/Italy	50%
Technip India	India	50%
UCI FZCO	United Arab Emirates	50%
PROTEK Germany GmbH	Germany	50%
Technip Engineering (B)	Brunei	49%
Technip Engineering (Thaïland) Co. Ltd	Thaïland	49%
Tipiel	Colombia	44.10%
TPG(M)	Malaysia	44.10%
Technip Angola	Angola	60%
Technip Saudi Arabia	Saudi Arabia	40%
Consorcio Contrina SNC	France	34.40%
Saibos Akogep SNC	France	30%
TSKJ	Portugal	25%
Technip KTI SpA	Italy	25%
FSTP Brasil Ltda	Brazil	25%
FSTP Pte Ltd	Singapore	25%
Nargan	Iran	20%
DITECH	Venezuela	20%
Technip Offshore International	France	100%
Flexi France	France	100%
Technip Offshore (Nigeria) Ltd	Nigeria	100%
Middle East Projects International (Technip MEPI)	France	100%
Technip Marine	France	100%
Angoflex	France	100%
Angoflex limitada	Angola	70%
Coflexip Développement	France	100%
Technip Offshore N.V.	The Netherlands	100%
Technip Offshore Contracting B.V	The Netherlands	100%
Technip Offshore Holdings Ltd	United Kingdom	100%

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		12/31/2004
Consolidated Companies Technip	Country	% Control

Technip Offshore UK Ltd.	United Kingdom	100%
Technip Ships One Ltd.	United Kingdom	100%
Technip Ships Three Ltd.	United Kingdom	100%
Technip-Coflexip U.K. Holdings Ltd	United Kingdom	100%
Coflexip U.K. Ltd.	United Kingdom	100%
Perry Slingsby Systems Ltd.	United Kingdom	100%
DUCO Ltd.	United Kingdom	100%
Genesis Oil and Gas Consultants Ltd	United Kingdom	100%
Technip Offshore Norge AS	Norway	100%
Technip-Coflexip Norge AS	Norway	100%
Coflexip Stena Offshore AS	Norway	100%
Technip-Coflexip U.S.A. Holdings Inc.	USA	100%
R.J. Brown Deepwater, Inc	USA	100%
DUCO Inc.	USA	100%
Coflexip Maritime Inc	USA	100%
Technip Offshore Inc	USA	100%
Technip Offshore Mooring Inc	USA	100%
Deep Oil Technology Inc	USA	50%
Genesis Oil and Gas Consultants Inc	USA	100%
Gulf Marine Fabricators	USA	100%
Spars International Inc	USA	50%
Perry Slingsby Systems Inc.	USA	100%
Technip Offshore Canada Limited	Canada	100%
Stena Offshore Jersey Ltd.	Jersey	100%
Coflexip Stena Offshore Mauritius Ltd.	Mauritius	100%
FlexService N.V.	The Netherlands Antilles	100%
Sunflex Offshore N.V.	The Netherlands Antilles	100%
Brasflex Tubos Flexiveis Ltda	Brazil	100%
Brasflex Overseas Inc	Virgin Islands	100%
Sea Oil Marine Services Inc	Cayman Islands	100%
Flexibras Tubos Flexiveis Ltda	Brazil	100%
Technip Oceania Pty Ltd	Australia	100%
Technip CSO Australia Pty Ltd.	Australia	100%
Technip CSO Oceania Pty Ltd	Australia	100%
Technip CSO Oil and Gas Pty Ltd	Australia	100%
Genesis Oil and Gas Consultants Pty Ltd	Australia	100%
South East Asia Marine Engineering & Construction Ltd.	India	78,2%
Technip Offshore Finland Oy	Finland	100%
PI Rauma Oy	Finland	50%
Coflexip Singapore Pte	Singapore	100%
Note 30 — Summary of differences between accounting principles followed by the Company and U.S. GAAP
      The accompanying Consolidated Financial Statements have been prepared in accordance with the accounting principles described in Note 1 above (“French GAAP”), which differ in certain significant respects from

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
     (c) Foreign currency transactions on long-term contracts and derivative instruments
      Under French GAAP, foreign currency transactions on long-term contracts are recorded at the contract exchange rate as defined in Note 1(r) resulting from the foreign exchange hedging instruments the Company entered into.
      As described in Note 1(f), under French GAAP, monetary assets and liabilities denominated in a foreign currency are translated into euro at year-end exchange rates, except for “contracts-in-progress” accounts and progress payments received from long-term contract customers. The resulting exchange gains and losses are recorded in the income statement or deferred to the balance sheet if related to a transaction that is hedged.
      Under U.S. GAAP, exchange gains or losses resulting from the adjustment of monetary assets denominated in foreign currency are included in net income.
      Under French GAAP, the Group accounts for its derivative instruments in the off-balance-sheet until the underlying transaction is realized.
      Under SFAS 133, all derivatives (including certain derivative instruments embedded in foreign currency purchases and sale contracts), whether designated in hedging relationships (see Note 32 g) or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.
      The fair value of all quoted financial instruments is based on the quoted market price on the last trading day of the year. Fair values for non-quoted financial instruments have been estimated using one or more models, which indicate a value, based on estimates of quantifiable “market” characteristics. Fair value of forward foreign exchange has been calculated as the difference between the forward contract rate and the forward rate at closing date corresponding to the instrument’s residual maturity.
      It should be noted that changes in assumptions concerning rates and future cash flows and/or methodologies can have a material effect on the estimated values of derivative instruments.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      This contingency has been released in the French accounts in 2004. Accordingly this reversal has been cancelled under US GAAP.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (h) Employee subscription to capital
      Under French GAAP, the newly issued shares in connection with the employee subscription to capital program (PEG) are accounted for on the basis of the shares price awarded to the employees. The discount is therefore directly recorded in shareholders’ equity.
      Under US GAAP, the newly issued shares are accounted for on the basis of market shares price. The difference with the price awarded to employees, which represents the discount, is expensed.
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
      Under U.S. GAAP the consolidated financial statements include the accounts of our company and all of our subsidiaries which we control or variable interest entities for which we have determined that we are the primary beneficiary (see Note 30(k)).
     (j) Redemption premium of the convertible bonds
      Under French GAAP, the premium of the convertible debenture loan is amortized ratably over the life of the loan. Under U.S. GAAP, the Company should apply the effective interest method to amortize such premium. For the years presented, the difference between the two methods is not material.
     (k) Coflexip gain on disposition of Cal Dive securities
      After acquiring the interest in Coflexip, the Company was unable to perform a complete valuation of the assets and liabilities acquired. Accordingly, the Company could not precisely identify the difference between the cost of its investment in Coflexip and the net assets acquired, and therefore elected under French GAAP to amortize this difference over a 20-year period based on an overall analysis of goodwill components at the date of acquisition. The Company recognized the subsequent gain reported by Coflexip on the sale of Cal Dive securities as a separate non-operating line as described in Note 2.
      For U.S. GAAP purposes, the Company reduced its share of the gain recorded by Coflexip on its disposal of Cal Dive securities. The amount recognized under U.S. GAAP was the difference between the selling price and the fair value of the Cal Dive securities at the date of the acquisition of the 29.7% interest in Coflexip. Goodwill amortization was reduced accordingly.
     (l) Research and development expenses
      Under French GAAP, as described in Note 1(s), research and development costs are to be deferred and subsequently amortized when technical feasibility and return on investment can be demonstrated.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under U.S. GAAP, all research and development costs are to be expensed when incurred. This difference in accounting under French GAAP and U.S. GAAP did not result in any reconciling items.
     (m) Rent expenses of Adria (Technip headquarters)
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
     (n) Goodwill amortization
      Under French GAAP, the Company amortizes goodwill arising from its acquisition over its estimated useful life, not exceeding 25 years.
      Prior to January 1, 2002, under U.S. GAAP, goodwill resulting from business combinations initiated after June 30, 2001 was no longer amortized. Prior to January 1, 2002, goodwill resulting from business combinations initiated before that date was amortized over its estimated useful life consistent with French GAAP. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), for U.S. GAAP purposes. As a result, goodwill is no longer subject to amortization for U.S. GAAP purposes subsequent to the date of adoption. The U.S. GAAP amounts have been adjusted to reverse the amortization of goodwill recorded under French GAAP (€116.6 million in 2004, €113.7 million in 2003 and €117.8 million in 2002).
      As of January 1, 2002, the Company performed the transitional impairment test under SFAS 142 and compared the carrying amount for each reporting unit to its fair value, which was determined based on discounted expected future cash flows. Upon completion of the transitional impairment test, the Company determined that there was no impairment as of January 1, 2002, as the fair value of each reporting unit exceeded its carrying amount.
      As described in Note 1(g) and in Note 2, the Group performed its annual impairment test of goodwill by comparing the book value of the activity to its fair value, based on estimated discounted cash flows converted to a current value. Based on this test, no impairment is required.
      In 2004, as a consequence of the merger between two subsidiaries in Finland, a residual amount of goodwill has been written off for 0.7 million euros under French and U.S. GAAP. Under French GAAP, this write-off has been booked in the “Goodwill amortization” line item.
      A summary of changes in the Company’s goodwill presented under French GAAP as of December 31, 2004, 2003 and 2002 by business segment is as follows:

	January 1,	Acquisitions &		December 31,	Acquisitions &		December 31,	Acquisitions &		December 31,
	2002	Adjustments	Amortization	2002	Adjustments	Amortization	2003	Adjustments	Amortization	2004

OFFSHORE	2,434.8	51.0	(106.3)	2,379.5	(6.4)	(102.8)	2,270.3	(4.9)	(105.9)	2,159.5
ONSHORE/ DOWNSTREAM	149.2	10.6	(10.8)	149.0		(10.7)	138.3	(0.8)	(11.3)	126.2
INDUSTRIES	1.0		(0.7)	0.3		(0.2)	0.1		(0.1)	0.0

TOTAL	2,585.0	61.6	(117.8)	2,528.8	(6.4)	(113.7)	2,408.7	(5.7)	(117.3)	2,285.7

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
    The total amount allocated to intangible assets subject to amortization and the estimated aggregate amortization expense has been disclosed in Note 11. The Company does not have any intangible assets with indefinite lives.
     (o) Acquisition of minority interests of Coflexip in 2003
      In 2003, under French GAAP, the newly issued shares of Technip have been recorded based upon a 2003 valuation of Coflexip, with the same basis of valuation as in 2001. Under U.S. GAAP, the share price was determined based upon the market value of the Technip shares at the consummation of the Technip/ Coflexip merger in July 2003.
     (p) Presentation of Consolidated Balance Sheet
      The classification of certain items in and the format of the Company’s Consolidated Balance Sheets vary to some extent from U.S. GAAP.

•	Advances received from customers on contracts
      In accordance with French GAAP, “Advances received from customers on contracts” are classified as a liability. Under U.S. GAAP, advances received, determined on a contract-by-contract basis, are shown as a reduction of “Contracts-in-Progress” or other contracts related asset accounts or, when the advances received exceed the total of contract related asset accounts costs, as a liability. Such requirement would reduce the contracts related asset accounts and the “Progress payments on contracts” line items by €6,438.6 million, €6,228.9 million and €4,716.8 million as of December 31, 2004, 2003 and 2002, respectively.

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

•	Cash and cash equivalent
      Under French GAAP, Technip has classified €501.8 million, €40.5 million and €70.4 million of SICAV and FCP investments (disclosed as mutual funds in Note 19) under the heading “cash and cash equivalents”, as of December 31, 2004, 2003 and 2002, respectively. Under U.S. GAAP, these investments are classified as trading investments. This change would impact the presentation of the consolidated statement of cash flows for all periods presented.
     (q) Presentation of Consolidated Statements of Operations

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

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
January 1, 2003, these expenses are directly presented under the “Selling, General and Administrative expenses” line item of the consolidated statement of operations under French GAAP.
      Under U.S. GAAP, General and Administrative expenses not directly related to a contract are recorded when incurred. As a consequence, the “Selling, General and Administrative expenses” line item of the consolidated statement of operation would not be modified for the year ended December 31, 2004, 2003 and would be modified by €(31.4) million for the year ended December 31, 2002.

•	Goodwill amortization for equity investees
      Under French GAAP, goodwill amortization includes amortization of acquisition goodwill for equity investees.

•	Derivatives
      Under French GAAP, derivative instruments are recorded in off-balance sheet items. Under U.S. GAAP, they are recorded in the balance sheet under the “Derivative Instruments” line item and the effect on net income of the reevaluation of derivative instruments amounts to €25.8 million as of December 31, 2004, €(0.6) million as of December 31, 2003 and €18.2 million as of December 31, 2002.
      Under U.S. GAAP, prior to the adoption of SFAS 142, goodwill amortization for equity investees would be classified in “Income of equity affiliates”.

•	Equity in Earnings in Coflexip
      As described in Note 2, the Company classified in 2000 a portion of its net income in equity affiliates in non-operating income while the other portion was recorded in the line item “Income from equity affiliates” in the consolidated statements of income.
      Under U.S. GAAP, the non-operating portion of the net income in equity affiliates discussed above would be presented in “Income from equity affiliates” in the consolidated statements of income.

•	Financial result from ongoing contracts
      As described in Note 1(t), the Company, under French GAAP, records net interest income as revenue in the period it is earned to reflect the financial component of its contract revenues. Such net interest income amounted to €9.8 million, €9.9 million and €14.0 million in the years ended December 31, 2004, 2003 and 2002, respectively.
      Under U.S. GAAP, such net interest income would be deducted from Revenues and presented in a separate line item within operating income. As these types of earnings are factored into our contracts negotiations, it is appropriate under U.S. GAAP to include these amounts in operating income.
     (r) Related parties
      U.S. GAAP definition of related parties is more extensive than in French GAAP.
      The Group designs and manufactures installation for TOTAL Group pursuant to contracts entered into at an arm’s-length basis. Sales to TOTAL Group amounted to €87.8 million in 2003. As of December 31, 2003, TOTAL Group owed €16.3 million to the Group.
      In 2004, Total has sold its stake in Technip.
      In 1974, Coflexip signed a licensing contract with IFP, which as a result of the business combination holds approximately 6.20% of our voting rights. This contract stipulates that Coflexip has the right to use certain IFP technologies and know-how held by IFP in exchange for the payment of royalties. The agreement was assigned by Coflexip to Technip France in July 2003 and terminated by mutual consent with effect from December 31,

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2003. In 2004 we signed a frame cooperation agreement with IFP for research in the field of subsea flexible and rigid reeled pipelines, in respect of which we paid in 2004 to IFP an amount of €2,885 million.

(s) Gross margin recognition
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
     (t) Consolidation of variable interest entities
      The FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46), in January 2003. In December 2003, the FASB issued FIN 46R, a revision which supersedes the original interpretation. We adopted FIN 46R effective January 1, 2004.
      FIN 46R requires the consolidation of entities in which a company absorbs a majority of another entity’s expected losses, receives a majority of the other entity’s expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the other entity. Previously, entities were generally consolidated based upon a controlling financial interest through ownership of a majority voting interest in the entity.
      We have identified the following variable interest entities:

•	In 2003, we formed a joint venture in which we held a 45% equity interest and accounted for the investment using the proportionate method. In 2004, Technip acquired an additional 10% of the joint venture which is considered as a variable interest entity under FIN 46, and we have determined that we are the primary beneficiary of the entity. It was consolidated under U.S. GAAP at 100% in 2004 which resulted in an increase in our sales of €88.5 million.

•	In 2003, we formed two joint ventures in which we held respectively 65 % and 50% equity interest and accounted for the investment using the proportionate method. These joint ventures are considered variable interest entities under FIN 46, and we have determined that we are the primary beneficiary of these entities. They were consolidated under U.S. GAAP at 100% in 2004 which resulted in an increase in our sales of €38.2 million.
      FIN 46 first application figures in Note 31(c) and 31(d) represent the difference in net sales and operating income between the 100% consolidation and proportional consolidation method used by the Company. There was no impact to our net income in 2004.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 31 — Reconciliation to U.S. GAAP
     (a) Net income

			Year ended December 31,

	Notes		2004*	2004	2003	2002

			In millions
			of U.S.$	In millions of EUR
Net income (loss) as reported in the Consolidated Income Statements			5.8	4.7	(19.7)	(29.4)
Contract costs accounting	30	(a)	5.1	4.1	0.5	(2.6)
Contract bid costs	30	(b)	5.6	4.5	1.1	(2.6)
Foreign currency transactions	30	(c)	(30.3)	(24.5)	(10.4)	(15.6)
Derivative instruments	30	(c)	31.9	25.8	(0.6)	18.2
Pension obligations	30	(d)	3.6	2.9	(6.2)	3.2
Employee subscription to capital	30	(h)	(11.4)	(9.2)	—	—
Stock based compensation	30	(e)	(0.1)	(0.1)	(0.1)	(4.8)
Territoriality contingencies	30	(g)	(43.7)	(35.4)	—	—
Acquisition of KTI/MDEU	30	(f)	(1.2)	(1.0)	(0.7)	(0.7)
Rent expenses of Adria	30	(m)	(2.1)	(1.7)	(20.3)	—
Amortization of goodwill	30	(n)	144.0	116.6	113.7	117.8

Total after U.S. GAAP adjustments before tax			107.2	86.7	57.3	83.5
Tax effects of the above adjustments			(4.2)	(3.4)	12.3	(0.2)
Net income under U.S. GAAP			103.0	83.3	69.6	83.3

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (b) Shareholders’ equity

			Year ended December 31,

	Notes		2004*	2004	2003	2002

			In millions
			of U.S.$	In millions of EUR
Shareholders’ equity as reported in the Consolidation Balance Sheets			2,209.2	1,789.0	1,938.0	2,026.3
Contract costs accounting	30	(a)	(7.7)	(6.2)	(10.3)	(10.8)
Contract bid costs	30	(b)	(19.8)	(16.0)	(20.5)	(21.6)
Foreign currency transactions	30	(c)	(83.5)	(67.6)	(43.1)	(32.7)
Derivative instruments	30	(c)	44.6	36.1	93.6	(28.9)
Pension obligations	30	(d)	(2.0)	(1.6)	(4.5)	1.7
Minimum liability adjustments	30	(d)	(8.9)	(7.2)	(14.2)	(9.7)
Acquisition of KTI/MDEU	30	(f)	3.1	2.5	3.5	4.2
Territoriality contingencies	30	(g)	—	—	35.4	35.4
Stock-based compensation	30	(e)	—	—
Coflexip gain on disposition of Cal Dive	30	(k)	(32.8)	(26.6)	(26.6)	(26.6)
Treasury shares			—	—	—	(3.2)
Rent expenses of Adria	30	(m)	(27.2)	(22.0)	(20.3)	—
Amortization of goodwill	30	(n)	455.2	368.6	252.0	138.3
Acquisition of minority interests of Coflexip in 2003	30	(o)	(30.9)	(25.0)	(25.0)	—

Total after U.S. GAAP adjustments before tax			2,499.3	2,024.0	2,158.0	2,072.4
Tax effects of the above adjustments			35.6	28.8	6.3	36.1
Shareholders’ equity under U.S. GAAP			2,534.9	2,052.8	2,164.3	2,108.5

*	For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. dollars (U.S.$) at the rate of €1.00 = U.S.$1.2349, the noon-buying rate for cable wire transfers fixed by the Federal Reserve Bank of New York on May 31, 2005.
      The reconciliation of U.S. GAAP shareholders’ equity from December 31, 2003 to December 31, 2004 is as follows:

In millions
of EUR

U.S. GAAP shareholders’ equity as of December 31, 2003.	2,164.3
U.S. GAAP net income for 2004	83.3
Minimum liability adjustments, net of tax	4.5
Additional paid-in capital (stock based compensation) Dividends paid	(129.8)
Capital increase	26.3
Employee subscription to capital	9.2
Foreign currency translation adjustment	(23.1)
Treasury stock	(22.7)
Stock based compensation	0.1
Others	(4.4)
Effect of SFAS No. 133, net of tax	(54.9)

U.S. GAAP shareholders’ equity as of December 31, 2004.	2,052.8

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Net sales

			Year ended December 31,

	Notes		2004	2004	2003	2002

			In millions
			Of U.S.$	In millions of EUR
Net sales under French GAAP			6,348.6	5,141.0	4,711.1	4,452.3
Contract costs accounting	30	(a)	5.1	4.1	0.5	(2.6)
Contract bid costs	30	(b)	5.6	4.5	1.1	(10.8)
Foreign currency transactions	30	(c)	(95.2)	(77.1)	(31.5)	7.1
Financial result from ongoing contracts	30	(q)	(12.2)	(9.9)	(9.9)	(14.0)
Consolidation of variable interest entities	30	(t)	156.5	126.7	—	—

Net sales under U.S. GAAP			6,408.4	5,189.3	4,671.3	4,432.0

(d) Operating income

			Year ended December 31,

	Notes		2004	2004	2003	2002

			In millions
			of U.S.$	In millions of EUR
Operating income under French GAAP			319.2	258.5	227.6	204.6
Contract costs accounting	30	(a)	5.1	4.1	0.5	(2.6)
Contract bid costs	30	(b)	5.6	4.5	1.1	(2.6)
Pension obligations	30	(d)	3.6	2.9	(6.2)	3.2
Employee subscription to capital	30	(h)	(11.4)	(9.2)
Stock based compensation	30	(e)	(0.1)	(0.1)	(0.1)	(4.8)
Acquisition of KTI/MDEU	30	(f)	(1.2)	(1.0)	(0.7)	(0.7)
Restructuring costs	30	(q)	(14.8)	(12.0)	(7.1)	(7.0)
Non-recurring loss on former project	30	(q)	(0.7)	(0.6)	—	(8.7)
Rent expenses of Adria	30	(m)	(2.1)	(1.7)	(20.3)	—
Consolidation of variable interest entities	30	(t)	(0.2)	(0.2)	—	—
Other			—	—	(1.2)	(4.3)

Operating income under U.S. GAAP			303.0	245.2	193.6	177.1

Note 32 — Additional information
     (a) Combined information concerning proportionate consolidated entities
      In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of the proportionate consolidation method, summarized financial information about the Company’s shares of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to joint-ventures

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
jointly controlled by all parties having an equity interest in the joint venture has been prepared under French GAAP for the three years ended December 31, 2004, 2003 and 2002, respectively.

	Year ended December 31,

	2004	2003	2002

	In millions of EUR
Balance sheet data:
Non current assets	2.1	1.9	1.7
Current assets	1,367.3	1,095.7	1,172.2
Non current liabilities	—	—	—
Current liabilities and equity	1,369.4	1,097.6	1,173.9
Income statement data:
Net Sales	613.7	445.3	428.7
Cost of sales	(580.4)	(423.7)	(391.9)
Gross Margin	33.3	21.6	36.8
Operating Income	18.6	20.3	34.8
Cash flow data:
Cash flow from operating activities	7.5	26.5	45.6
Cash flow from investing activities	—	(0.1)	0.2
Cash flow from financing activities	—	—	—

(b) Comprehensive income
      The following information is presented under French GAAP.

	Year ended December 31,

	2004	2003	2002

	In millions of EUR
Net income	4.7	(19.7)	(29.4)
Other comprehensive income, net of tax:
Changes in cumulative translation adjustment	(23.1)	(13.9)	(1.1)

Total Comprehensive income	(18.4)	(33.6)	(30.5)

Accumulated other comprehensive income, end of year:
Cumulative translation adjustment	(25.0)	(1.9)	12.0
     (c) Earnings per share
      Earnings per share, according to U.S. GAAP, giving effect to the adjustments would be as follows:

	December 31,

	2004	2003	2002

Net income (in millions)	83.3	69.6	83.3
Basic earnings per share(3)	0.88	0.74	0.81
Diluted earnings per share(1)(3)	0.87	0.74	0.80

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Reconciliation of basic and diluted numbers of shares used for the determination of earnings per share under U.S. GAAP:

	December 31,

	2004	2003	2002

	(In thousands of shares)
Weighted average basic number of shares under U.S. GAAP	94,620	93,728	103,292
OCEANE bonds(2)	—	—	—
Stock options	1,336	268	532

Diluted shares under U.S. GAAP	95,956	93,996	103,824

(1)	Diluted earnings per share has been adjusted for the year ended December 31, 2003 and 2002, respectively to reflect the anti-dilutive effect of the OCEANE bonds and dilutive effect of the stock options.

(2)	The effect of the OCEANE bonds is anti-dilutive. As a result, they have not been included in the diluted EPS calculation. If the OCEANE bonds were dilutive, the denominator would have increased by 3,719,111, 4,208,853 and 4,501,994 at December 31, 2004, 2003 and 2002, respectively.

(3)	On May 13, 2005, the Company effected a one-for-four stock split. All share and per share data under U.S. GAAP on this Form 20-F for periods prior to and including that date have been retroactively adjusted to reflect this stock split. refer to note 32(j).

(d)	Certain Investments in Debt and Equity Securities
      The Company holds certain investments in debt and equity securities (treasury bonds, mutual funds, certificates of deposit) which are highly liquid and are classified in Cash and Cash equivalents, changes in their fair value are recorded in income (see Note 19).

(e)	Stock based compensation

Stock option plans:
      Technip adopted several fixed stock option plans that are settled with its own shares (See Note 12). Options are granted to employees with a discount between 0% and 5% from the market value of the shares at the grant date.
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
      No compensation expense has been recorded in connection with the stock options granted by Technip under French GAAP. Under U.S. GAAP, the compensation cost recorded by the Company is, respectively, €0.1 millions, €0.1 million and €0.9 million for the years ended December 31, 2004, 2003 and 2002.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table sets forth information with respect to the status of outstanding options granted under Technip’s stock option plans for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Price	Shares	Price	Shares	Price

		(in €)		(in €)		(in €)
Outstanding at the beginning of the year	1,521,884	103.6	1,696,814	103.7	1,052,674	125.1
Options granted	—	0.0	5,200	74.0	711,240	72.0
Options exercised	(232,195)	96.1	0	0.0	(9,100)	101.6
Options forfeited	(81,355)	109.8	(180,130)	103.6	(58,000)	103.1
Outstanding at the end of the year	1,208,334	104.7	1,521,884	103.6	1,696,814	103.7

Exercisable at the end of the year	554,254	104.7	846,174	103.6	370,120	103.7

      Information about the 1,208,334 stock options outstanding at December 31, 2004 is summarized as follows:

		Number	Weighted-	Number
		Outstanding	Average	Exercisable
		at	Remaining	at
	Exercise	December 31,	Contractual	December 31,
	Prices	2004	Life	2004

	(in €)	(in years)
Plan 1999/2001 Second Layer	143.23	554,254	4.0	554,254
Plan 2002	71.95	648,880	3.9	—
Plan 2003	73.98	5,200	4.4	—
Total		1,208,334	3.9	554,254

Coflexip Stock Options:
      CSO adopted several options plans. Options are granted to employee with a discount between 0% or 5%. Technip maintains a conversion option for the employees in Technip shares when these options are exercised. The compensation cost recognized in 2002 amounts to €0.7 million, €0 in 2003 and in 2004.
      362,359, 406,236 and 461,903 are, respectively, outstanding options still unexercised as of December 31, 2004, 2003 and December 31, 2002. The average options life and the average exercise price are 5.0 years and €110.0.

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

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Shares sold to employee stock purchase plans are as follows:

	2004	2003	2002

Number of shares	331,780	—	98,717
Proceeds on sales (in millions of euro)	24.4	—	10.1
Average cost of treasury sales	73.6	—	102.5
      In accordance with French GAAP, the Company has not recorded compensation expense on stock purchase plans. Under U.S. GAAP, the compensation cost recorded by the Company for period ended December 31, 2004 is €9.2 million. No compensation has been recorded for the period ended December 31, 2003. €3.2 million was recorded in 2002.
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

	Year Ended December 31,

	2004	2003	2002

	(In millions of EUR)
Net Income under U.S. GAAP	83.3	69.6	83.3
As reported Include: Total stock based-employee compensation expense determined under APB25 for all awards net of related tax effects	9.3	0.1	4.8
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(15.9)	(9.2)	(14.6)

Pro Forma	76.7	60.5	73.5

Basic earnings per share*	0.88	0.74	0.81
Diluted earnings per share*	0.87	0.74	0.80
Pro forma basic earnings per share*	0.81	0.65	0.71
Pro forma diluted earnings per share*	0.80	0.64	0.71

*     On May 13, 2005, the Company effected a one-for-four share split. All share and per share data under U.S. GAAP have been retroactively adjusted to reflect this share split.
      The fair value of Technip’s option grants is estimated on the date of grant using the Binomial option pricing model with the following assumptions for the grants:

	Year ended
	December 31,

	2004*	2003	2002

Expected life (years)	N/A	6.0	6.0
Interest rate	N/A	3.8%	3.8%
Volatility	N/A	35%	35%
Dividend yield	N/A	2.1%	2.1%

*     No new plan in 2004.
     (f) Pension plan and other cost retirement benefits other than pension plans
      In accordance with the laws and practices of each country, Technip participates in employee benefit pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      Actuarial assumptions were as follows:

	Pension Benefits		Other Benefits

	2004	2003	2004	2003

Discount rate	4.6%	5.0%	4.50%	4.50%
Rate of compensation increase	3.3%	3.3%	N/A	N/A
Expected return on plan assets	5.1%	5.3%	N/A	N/A
      The expected return of plan assets rate is based on the expected return of assets of similar duration in the domestic market of the plan.
      Disclosure in accordance with SFAS No 132, are as follows:

	Pension Benefits			Other Benefits

	2004	2003	2002	2004	2003	2002

	In millions of EUR
Change in benefit obligation:
Benefit Obligation at beginning of year	184.2	160.1	130.5	0.8	0.8	0.9
Service cost	7.3	8.3	6.9	—	—	—
Interest cost	7.9	7.7	5.7	0.1	—	—
Plan participants contributions	—	0.1	—	—	—	—
Amendments	(2.9)	—	—	—
Acquisitions/ disposals	(20.9)	15.1	(0.1)	—	—	—
Curtailments/ Settlements	0.2	0.2	—	—	—	—
Actuarial (gain)	1.8	(2.0)	23.6	0.3	—	—
Benefits paid	(7.7)	(4.5)	(6.5)	(0.1)	—	(0.1)
Other	—	(0.8)	—	—	—	—

Benefit Obligation at end of year	169.9	184.2	160.1	1.1	0.8	0.8
Change in plan assets:
Fair value of plan assets at beginning of year	59.3	44.8	45.4	—	—	—
Actual return on plan assets	5.4	4.5	(1.1)	—	—	—
Group contribution	7.8	2.9	2.0	—	—	—
Plan participants contributions	0.2	0.1	—	—	—	—
Benefits paid	(5.9)	(1.9)	(1.5)	—	—	—
Acquisitions and disposals	2.2	9.1	—	—	—	—
Other	(0.2)	(0.2)	—	—	—	—

Fair value of plan assets at end of year	68.8	59.3	44.8	—	—	—
Funded status of the plan	101.1	124.9	115.3	1.1	0.8	0.8
Unrecognized actuarial (gains) or losses and unrecognized prior service costs	(27.8)	32.3	(31.4)	(0.4)	—	—

Accrued (prepaid) benefit cost	73.3	92.6	83.9	0.7	0.8	0.8

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets are as follows:

	2004	2003	2002

Projected Benefit Obligation	103.4	128.3	104.3
Accumulated Benefit Obligation	86.3	108.2	93.1
Fair Value of Plan Assets with ABO in excess of Plan Assets	16.0	13.3	4.0

	Pension Benefits			Other Benefits

	2004	2003	2002	2004	2003	2002

	In millions of EUR
Annual cost under U.S. GAAP:
Service cost	7.3	8.3	6.9	—	—	—
Expected interest cost	7.9	7.7	5.7	0.1	—	—
Expected return on plan assets	(3.5)	(4.7)	(2.7)	—	—	—
Amortization of actuarial gain and loss and prior service costs	1.7	2.5	0.3	—	—	—
Effects of settlements/ curtailments	—	0.2	—	—	—	—

Net periodic benefit cost	13.4	14.0	10.2	0.1	—	—

      Annual cost under French GAAP for pension benefits plans are as follows:

	2004	2003	2002	2004	2003	2002

	In millions of EUR
Annual cost under French GAAP:	4.0	5.1	5.6	—	—	0.1
      The difference between these amounts and the annual costs under U.S. GAAP stems from differences in the timing of amortization of the initial transition liability and of actuarial gains and losses and from the absence of recognition of excess funding by certain companies.
      Health care costs are assumed to increase by 3.0% in 2004 and subsequently. The effect of a one-percentage point increase and one-percentage point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic post-retirement health care benefit cost and on the accumulated post-retirement benefit obligation for health care benefits is not significant (respectively €1,000 and €25,000).
      Amounts recognized in the statement of financial position:

	Pension Benefits			Other Benefits

	2004	2003	2002	2004	2003	2002

	In millions of EUR
Accrued benefit liability (including MLA)	87.5	113.7	99.9	0.8	0.8	0.9
Prepaid benefit cost	(6.1)	(6.9)	(6.3)	—	—	—
Minimum liability adjustment	(8.1)	(14.2)	(9.7)	—	—	—
Including in other comprehensive income	(7.2)	(14.2)	(0.7)	—	—	—
Including in intangible assets	(0.9)	—	—	—	—	—

Net amount recognised for under U.S. GAAP	73.3	92.6	83.9	0.8	0.8	0.9

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The net accruals included as of December 31, 2004, 2003 and 2002 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension Benefits			Other Benefits

	2004	2003	2002	2004	2003	2002

	In millions of EUR
Net amount accrued for under U.S. GAAP (before prepaid costs)	87.5	113.7	99.9	0.7	0.8	0.9
Excess funding of plans recognized in income only when paid back to the Company	(6.1)	(6.9)	(6.3)	—	—	—
Impact of transition obligation of prior service cost and of actuarial gains recognized with a different timing under local regulations	(1.6)	(4.1)	1.6	—	—	—
Minimum Liabilities Adjustment	(8.1)	(14.2)	(9.7)		—	—
Including in other comprehensive income	(7.2)	(14.2)	(9.7)	—	—	—
Including in intangible assets	(0.9)	—	—	—	—	—

Net amount accrued for in consolidated financial statements	71.7	88.5	85.5	0.7	0.8	0.9

     (g) Derivative instruments
      As described in Note 30(c), Technip adopted SFAS No. 133 beginning January 1, 2001 for purposes of the U.S. GAAP reconciliation. SFAS No. 133 requires that all derivative instruments be recorded at fair value on the balance sheet and establishes criteria for designation and effectiveness of derivative transactions for which hedge accounting is applied. Technip assesses the initial and ongoing effectiveness of its hedging relationships on a regular basis and in accordance with its documented procedure.
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
      According to SFAS No. 133, all derivative instruments whether designated in hedging relationships with the hedged underlying transaction or not, are recorded in the balance sheet at fair value and changes in fair value are recognized in net income, unless the derivative instrument qualifies as a hedge of future cash flows.
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
      The ineffective portion of changes in fair values of cash flow hedging instruments reported as of December 31, 2004, amounted to €5.6 million, before income taxes. These amounts were recorded as “financial gains (losses).” At December 31, 2004, the maximum term of derivative instruments that hedge forecasted transactions, was 3 years.
      At December 31, 2004 gain or loss on derivative instruments accumulated in OCI amounts to €(46.1) million.

TECHNIP
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

(i)	Recently issued accounting pronouncements
      In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 123 (revised 2004). “Share-Based Payment” (SFAS No. 123(R)), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB Opinion No. 25. “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      The Company expects to adopt SFAS No. 123(R) on January 1, 2006 for U.S. GAAP purposes. The Company also expects to adopt its requirements using the “modified prospective” method described in SFAS No. 123(R). Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees prior to the effective date of Statement No. 123(R) that remain unvested on the effective date.
      The impact of adoption of Statement No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share above.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing” to clarify that abnormal amounts of idle facility expense, excessive spoilage, freight, and handling costs are to be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2006. The Company is currently assessing the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition, but does not expect SFAS 151 to have a material impact.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 amended APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2006. The provisions of SFAS 153 are required to be applied prospectively. The Company is currently assessing the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition, but does not expect SFAS 153 to have a material impact.

TECHNIP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(j) Subsequent Events (after April 4, 2005)

a) 2004 Dividend paid
      Technip’s shareholders approved the payment of a dividend in the amount of €3.30 per share on April 19, 2005 at the Group’s 2005 Shareholders’ General Meeting.

b) Share split
      Technip’s shareholders approved a one-for-four share split on April 29, 2005 at the occasion of the Group’s 2005 General Meeting. This decision was effective in May 13, 2005. All share and per share data under U.S. GAAP on this Form 20-F for periods prior to and including that date have been retroactively adjusted to reflect this stock split.

c) Seamec litigation
      As presented in the Note 26(c), Technip had filed an appeal with the Supreme Court of India against the minority shareholders of Seamec. In May 2005, Technip won its appeal, resolving the proceedings and releasing the bank guarantees.

SIGNATURES
      The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Technip

By:	/s/ Daniel Valot

Name: Daniel Valot
Title: Chief Executive Officer
Date: June 30, 2005