Form 20-F
period 2005-12-31
TECHNIP
filed 2006-06-29
CIK 1157654

As filed with the Securities and Exchange Commission on June 29, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report Commission file number: 1-15234
TECHNIP
(Exact name of registrant as specified in its charter)

Not Applicable	France
(Translation of registrant’s	(Jurisdiction of incorporation
name into English)	or organization)
6-8 allée de l’Arche,
Faubourg de l’Arche — ZAC Danton, 92400 Courbevoie
(telephone: +33-1-4778-2121)
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

American Depositary Shares, each representing one Ordinary Share(1)(2)	New York Stock Exchange
Ordinary Shares(1)(2)	New York Stock Exchange

(1)	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

(2)	On April 29, 2005, Technip’s extraordinary meeting of shareholders approved a one-for-four share split with the corresponding division of the nominal share value, effective May 13, 2005. As of May 13, 2005, the number of outstanding shares was 96,522,328 with a nominal value of €0.7625. Simultaneously with the share split, our ADS-to-share ratio changed from four-to-one to one-to-one.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares, nominal value €0.7625 per share: 98,874,172(2)
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
    Yes ☑                      No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
   Yes ☐                      No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
   Yes ☑                      No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-acccelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐                  Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
   Yes ☐                      No ☑

[This page has been intentionally left blank.]

PRESENTATION OF INFORMATION
      In this annual report, all references herein to “U.S. dollars”, “dollars”, “cents” or “U.S.$” are to the currency of the United States; references to “France” are to the French Republic; references to “French francs”, “francs” or “FF” are to the currency of France prior to January 1, 1999; and references to “euro” or “€ ” are to the currency of the European Monetary Union, including France from January 1, 1999 to the present.
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
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This annual report contains both historical and forward-looking statements, including forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information — Risk Factors”, “Item 4. Information on Technip” and “Item 5. Operating and Financial Review and Prospects”, especially “— Overview — Outlook for 2006”. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.
      These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. You should review carefully all information, including the financial statements and the notes to the financial statements, included in this annual report. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally;

•	the level of production-related capital expenditure in the oil and gas industry as well as other industries;

•	currency fluctuations;

•	interest rate fluctuations;

•	raw material price fluctuations;

•	the timing of development of energy resources;

•	armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions;

•	the strength of competition;

•	control of costs and expenses;

•	the reduced availability of government-sponsored export financing;

•	losses in one or more of our large contracts;

•	U.S. legislation relating to investments in Iran or elsewhere that we seek to do business;

•	changes in tax legislation;

•	intensified price pressure by our competitors;

•	severe weather conditions;

•	our ability to successfully keep pace with technology changes;

•	our ability to attract and retain qualified personnel;

•	the evolution, interpretation and uniform application and enforcement of International Financing Reporting Standards (IFRS), according to which we prepare our financial statements, as of January 1, 2005;

•	political and social stability in developing countries;

•	competition;

•	supply chain bottlenecks;

•	the ability of our subcontractors to attract skilled labor; and

•	our ability to manage and mitigate logistical challenges due to underdeveloped infrastructure in some countries where we are performing projects.
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
      Not applicable. For information about our directors and senior management, see “Item 6. Directors, Senior Management and Employees” below.

Item 2.	Offer Statistics and Expected Timetable
      Not applicable.

Item 3.	Key Information
Selected Financial Data
      We publish our consolidated financial statements in euro. However, our financial statements for 2001 were originally prepared in French francs, and have been translated into euro for purposes of this document at the rate of FF 6.55957 = €1.00, the applicable legal rate of conversion established on January 1, 1999. For additional information regarding the euro, see “— Exchange Rate Information” below.
      Unless otherwise indicated, we have prepared the financial information in accordance with International Financial Accounting Standards as adopted by the European Union (“IFRS”), which differ in certain significant respects from United States generally accepted accounting principles (“U.S. GAAP”). See Notes 36 through 37 to our audited consolidated financial statements as of and for the years ended December 31, 2004 and 2005 (the “Consolidated Financial Statements”) included at Item 18 below for a description of the principal differences between IFRS and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.
      The table below presents selected consolidated financial data for the Group as of and for the two years ended December 31, 2005. Such data have been extracted or derived from the Consolidated Financial Statements of the Group, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by Barbier Frinault et Autres — Ernst & Young, an independent registered public accounting firm, as indicated in their report thereon. This report is included in this annual report.

	As of and For the
	Years ended December 31,

	2005	2004

	€	€

	(amounts in € millions,
	except share and
	per share data)
INCOME STATEMENT DATA:
IFRS
Revenues	5,376.1	5,140.9
Income from operations	231.0	233.6
Income from continuing operations	100.0	114.2
Net income attributable to shareholders of the Group	93.3	111.8
Earnings Per Share Data:
Weighted average shares outstanding (thousands)	95,687	94,454
Diluted number of shares (thousands)	97,217	110,843
Basic earnings per share from continuing operations attributable to the equity holders of the Group	1.05	1.21
Basic net income per share attributable to the equity holders of the Group	0.98	1.18
Diluted net income per share attributable to the equity holders of the Group	0.96	1.13
OTHER FINANCIAL DATA:
Purchase of fixed assets	170.5	123.8
Depreciation and amortization	143.3	142.1

	As of and For the
	Years ended December 31,

	2005	2004

	€	€

	(amounts in € millions,
	except share and
	per share data)
BALANCE SHEET DATA:
Cash and cash equivalents	2,187.8	1,434.0
Non-current assets, net	3,334.5	3,337.7
Total assets	7,297.0	6,417.6
Total current debt	214.4	192.0
Convertible bonds (OCEANE)	650.1	670.9
Total non-current debt	1,305.3	1,408.7
Shareholders’ equity excluding Minority Interests	1,953.7	1,851.6
Minority interests	13.9	9.8
      The table below presents selected consolidated financial data for the Group for the five-year period ended December 31, 2005 in accordance with U.S. GAAP.

	As of and For the Years ended December 31,

	2005		2004	2003	2002	2001

	€		€	€	€	€

	(amounts in € millions, except share data)
INCOME STATEMENT DATA:
U.S. GAAP
Revenues	5,410.1		5,073.6	4,671.3	4,432.0	3,547.3
Income from operations	234.0		249.2	193.6	177.1	198.7
Income from continuing operations	96.7	*	87.4	193.6	177.1	198.7
Net income attributable to shareholders of the Group(1)	93.7		83.3	69.6	83.3	114.8
Earnings Per Share Data:(2)
Weighted average shares outstanding (thousands)	95,687		94,620	93,728	103,292	67,080
Diluted number of shares (thousands)(3)	97,217		95,956	93,996	103,824	67,848
Basic earnings per share from continuing operations attributable to the equity holders of the Group	1.01		0.92	0.74	0.81	1.71
Basic net income per share attributable to the equity holders of the Group	0.98		0.88	0.74	0.81	1.71
Diluted net income per share attributable to the equity holders of the Group	0.96		0.87	0.74	0.80	1.69
BALANCE SHEET DATA:
Total long-term debt(4)	1,267.4		1,367.7	903.2	950.1	1,182.2
Total assets	7,484.1		7,003.2	6,045.9	5,972.9	7,672.4
Shareholders’ equity	2,147.3		2,052.8	2,164.3	2,108.5	2,228.3

*	Does not include the cumulative effect of change in accounting principles for €10.6 millions in 2005.

(1)	Net income under U.S. GAAP for 2005 as reported above is audited. This differs from Net income under U.S. GAAP for 2005 as published on February 23, 2006.

(2)	On May 13, 2005, we effected a one-for-four share split. All share and per share data under U.S. GAAP for the period to and including that date have been retroactively adjusted to reflect this share split.

(3)	Diluted number of shares for 2001 excludes 1,847,376 shares held by our subsidiary ISIS, which we cancelled subsequent to our merger with ISIS in 2002.

(4)	Includes €612.2 million, which is relative to the nominal amount of the bond debt (OCEANE).

Exchange Rate Information
      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00. These rates are provided solely for the convenience of the reader and are not the rates we used in the preparation of our Consolidated Financial Statements. We use the rate published by the Banque de France for our internal financial reporting. No representation is made that the euro could have been, or could be, converted into U.S. dollars at these rates or any other rate.

	U.S. dollars per €1.00

	Year/period	Average
	end rate	rate(1)	High	Low

Annual amounts
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
Monthly amounts
December 2005	1.18	1.19	1.20	1.17
January 2006	1.22	1.21	1.23	1.20
February 2006	1.19	1.19	1.21	1.19
March 2006	1.21	1.20	1.22	1.19
April 2006	1.26	1.23	1.26	1.21
May 2006	1.28	1.28	1.29	1.26
June 2006 (through June 26, 2006)	1.26	1.27	1.30	1.25

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.
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
Dividends
      We paid dividends for the five years ended December 31, 2005 as follows:

					Total gross
				Avoir fiscal	dividend
			Net dividend	per share	per share

	Distribution	Number of shares
Year(1)	(in € millions)	as of December 31,	(in €)	(in €)

2005(2)	90.9	98,874,172	0.92	N/A	0.92
2004	79.5	24,110,654	3.30	1.00	4.30
2003	79.4	23,738,331	3.30	1.65	4.95
2002	77.3	23,408,004	3.30	1.65	4.95
2001	86.1	26,713,448	3.30	1.65	4.95

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

(2)	On May 13, 2005, pursuant to a share split, the number of our outstanding shares was multiplied by four.

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
      Our recent experience indicates that clients, particularly in the deepwater offshore sector, are increasingly developing larger, more technically complex turnkey projects and increasingly awarding the entire contract to a single project contractor. This trend has led us to bid for and win larger and more highly integrated projects. Competitors may, whether through consolidation or growth, present more credible integrated and/or lower cost solutions than we do, causing us to win fewer tenders. If we do not succeed in being awarded the contracts for these projects, we could fail to increase, or even maintain, our volume of order intake, revenues and net income.
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
      We derived approximately 84% of our 2005 revenues from lump-sum turnkey contracts. We expect that turnkey contracts will continue to account for a similar portion of our revenues. Under the terms and conditions of such contracts, we generally agree for a fixed price to design, build and install completed facilities which are delivered in a ready to operate condition. The actual expense to us of executing a lump-sum turnkey contract may vary substantially from the assumptions underlying our bid for several reasons, including:

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
      Our five largest contracts, all of which are turnkey contracts, represented 36% of our backlog as of December 31, 2005, compared to 34% of our backlog as of December 31, 2004. We believe that our contract portfolio will continue to be relatively concentrated, and the expected increase in bidding for large integrated turnkey contracts is expected to contribute to continued concentration. If we do not achieve our expected margins or suffer losses on one or more of these large contracts, this could reduce our net income or cause us to incur a loss.

Because most of our sales are to companies in the hydrocarbon/petrochemical industry, a reduction in production-related capital spending in that industry could cause our projects to be postponed or cancelled and constrain our ability to grow or maintain profits.
      Demand for our services depends on the hydrocarbon/petrochemical industry’s capital expenditures for development of fields, refining of oil and gas and production of their derivatives. Revenues derived from this industry accounted for approximately 95.4% of our revenues in 2005 and 94.8% of our revenues in 2004. We estimate that the hydrocarbon/petrochemical industry will continue to account for a substantial majority of our revenues in the coming years. The prices of oil and gas on the world markets have a significant influence on the hydrocarbon/petrochemical industry’s capital expenditures. In the upstream segment of the industry, sustained reductions in oil and gas prices may reduce our upstream clients’ financial incentives to invest in new developments, with high-cost offshore developments and onshore gas-related projects generally being the most severely affected. In the downstream segment of the industry, sustained increases in oil and gas prices may put downward pressure on consumer demand for products derived from oil and gas, including gasoline, chemicals, synthetic fabrics and plastics. Any resulting reduction or slowing of demand reduces our downstream clients’ financial incentives to invest in additional production capacity. In both the upstream and downstream segments, sustained volatility of oil and gas prices can also cause capital expenditures to be postponed or cancelled.
      The hydrocarbon/petrochemical industry’s capital expenditures are also influenced by the following factors:

•	the rate of discovery and development of new oil and gas reserves;

•	global demand for energy, which in turn is influenced by the growth rate of global GDP;

•	global demand for petrochemicals and fertilizers;

•	local and international political and economic conditions; and

•	trends in environmental legislation.
      A reduction of capital investment in the hydrocarbon/petrochemical industry due to any of these factors or for any other reason could constrain our ability to grow, or even maintain, profits.
Because we make sales and incur expenses in multiple currencies, exchange rate movements may cause us to incur losses when hedging on our exchange rate exposure is not sufficient.
      We report results in our consolidated financial statements in euro, while significant portions of our revenues and expenses are denominated in currencies other than the euro, most significantly the U.S. dollar and the British pound sterling. To the extent that our expenditures and revenues are not denominated in the same currency, exchange rate fluctuations could cause some of our costs to grow higher than revenues on a given contract. Although we closely follow our exposure to non-euro currencies on a contract-by-contract basis and enter into hedging transactions in an attempt to reduce the risks of currency fluctuations, these activities are not always sufficient to protect us against incurring potentially large losses if currencies fluctuate significantly. Moreover, our ability to hedge during the bid process, prior to the awarding of the contract, is also limited because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient. Furthermore, the value of the derivative instruments could be impacted by adverse movements in foreign exchange rates, interest rates, commodity prices or due to the value and time period of the derivative being different than the exposures or cash flows being hedged. In addition, under IFRS, the mark-to-market value of foreign currency, hedging and other derivative instruments can cause significant movements in financial income and expenses and may thereby create greater volatility in the Group’s quarterly earnings.
One or more of our contracts for projects in Iran may be subject to U.S. sanctions, which could limit our ability to obtain credit from U.S. financial institutions and restrict our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities.
      As a foreign multinational corporation with operations throughout the world, we engage in activities in and with countries prohibited under U.S. law to U.S. citizens and persons subject to U.S. laws, including, in some cases, foreign persons and corporations. In 1996, the United States enacted the Iran and Libya Sanctions Act

(“ILSA”), with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development of weapons of mass destruction. In April 2004, the application of ILSA to Libya was terminated, but ILSA continues in force with respect to Iran. As amended, ILSA requires the President of the United States to impose two or more of certain enumerated sanctions on any person or company, regardless of nationality, that makes an investment in Iran of U.S. $20 million or more in any 12-month period that directly and significantly contributes to the enhancement of Iran’s ability to develop its petroleum industries. ILSA is due to expire in 2006, although there are bills to extend ILSA pending in Congress some of which, if enacted, would amend ILSA, expand ILSA’s scope and modify the authority of the President of the United States to grant waivers of sanctions under ILSA.
      We are engaged in activities in Iran, consisting principally of turnkey project management services. Our net revenues in Iran during the year ended December 31, 2005 amounted to €84.2 million (approximately U.S.$104.6 million). As of December 31, 2005, we had a backlog amounting to approximately €188.7 million (approximately U.S.$234.5 million) in Iran, representing 1.7% of total backlog. If the U.S. government were to determine that some or all of our activities in Iran are investments as statutorily defined by ILSA, the President of the United States under currently existing legislation would be granted discretion in determining which sanctions to apply, which can include restricting our ability to obtain credit from U.S. financial institutions or support from the U.S. Export-Import Bank, or restricting our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities. For a more detailed discussion of our operations in Iran and of U.S. and international sanctions, see “Item 4. Information on Technip — Segment and Geographical Breakdown of Revenues and Backlog”.
Our revenues are subject to a significant number of tax regimes and changes in the legislation governing the rules implementing them or the regulator enforcing them in any one of these countries could negatively and adversely affect our results of operations.
      We have operations and staff in approximately 50 countries around the world. Consequently, we are subject to the jurisdiction of a significant number of tax authorities and regimes. The revenues recorded and income earned in these various jurisdictions are taxed on differing bases, including net income actually earned, net income deemed earned and revenue-based tax withholding. The final determination of our tax liabilities involves the interpretation of local tax laws, tax treaties and related authorities in each jurisdiction as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in tax law and currency/repatriation controls, could impact the determination of our tax liabilities for any given tax year.
Risks Related to the Engineering and Construction Industry
Supply chain bottlenecks could adversely affect our results of operations.
      Current market conditions, including current and planned capital expenditure increases by our clients, have triggered capacity constraints in the material, equipment and sub-contracted construction supply chains. In particular, continued increases in the price of raw materials and equipment, stretched construction and installation capacities and longer equipment delivery lead times are creating additional project execution risks. These supply chain bottlenecks could negatively affect our results of operations.
Sustained high raw materials and maritime freight prices increase our production costs and cost of goods sold, and we may not be able to pass the increased costs to customers.
      A significant portion of our raw materials costs are for steel, copper, titanium and nickel for which prices increased significantly in 2005, and for which there is not an effective futures market for us to hedge our exposure. Our ability to pass on increases in overall levels of raw materials prices, is limited given that we may be operating under turnkey contracts with fixed prices. Consequently, we estimate that in 2005 the increased cost of raw materials and maritime freight had a negative impact of approximately 40-50 basis points on our operating income margin.

Because a large number of oil and gas projects are found in developing countries, political, economic and social instability in these countries could cause projects to be cancelled, postponed or subject to delays, which could increase our costs and reduce our future growth opportunities.
      Much of our business involves projects in developing or less developed countries that are experiencing or may experience political and social instability. For the year ended December 31, 2005, a majority of our revenues came from projects located in developing countries. Unanticipated political or economic events or social disturbances in developing or less developed countries could cause a material decrease in our profitability. For example, the Gulf War in 1990 and 1991 disrupted some of our projects, as have terrorist attacks in Bonny Island, Nigeria and Yanbu, Saudi Arabia. We cannot rule out the possibility that the current armed conflict in the Middle East will not delay or otherwise negatively affect our backlog and future business prospects in this region and elsewhere. Our Sincor refinery project in Venezuela was affected by general political and social unrest in that country, which delayed us from reaching several intermediate project milestones in 2000 and led us to constitute contract-specific reserves, which negatively affected our refining segment’s operating income for the year. With respect to any particular developing country where we have operations, we may face risks including expropriation and nationalization of our assets or those of our clients in that country, civil unrest, acts of terrorism, war or other armed conflict; natural disasters, including those related to earthquakes and flooding; inflation; currency fluctuations, devaluations and conversion restrictions; confiscatory taxation or other adverse tax policies; governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds; governmental activities that may result in the deprivation of contract rights; and trade restrictions and economic embargoes imposed. We also face risks related to our ability to manage and mitigate logistical challenges due to underdeveloped infrastructure in some countries where we are performing projects.
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
We are engaged in a highly competitive business and must typically bid against competitors to obtain engineering, construction and service contracts. In addition, an adverse pricing environment, including price pressure by our competitors could reduce the volume of contracts meeting our potential margin criteria and negatively affect our net income.
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
Our success depends on attracting and retaining qualified personnel in a competitive environment and on the ability of our subcontractors to attract skilled labor.
      We are dependent upon our ability to attract and retain highly qualified managerial, technical and business development personnel. Competition for key personnel is intense. We also rely on third party subcontractors and are dependent on their ability to attract and retain skilled labor, particularly in the Middle East.

      We cannot be certain that we will retain our key managerial, technical and business development personnel or that we will attract or assimilate key personnel in the future or that our subcontractors will attract and retain skilled labor. Failure to retain or attract such personnel could materially adversely affect our business, financial position, results of operations and cash flows.
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
      Changes to environmental regulation, interpretation or enforcement thereof could result in increased costs and liabilities. For instance, the implementation of the European Directive 2004/35/EC of April 21, 2004 with regard to the prevention and remedying of environmental damage could increase our potential environmental liability. The implementation of European Directive 2003/87/EC of October 13, 2003 establishing a scheme for greenhouse gas emission allowance trading within the Community, in particular, the revision of the greenhouse gas quotas that will apply for the period 2008-2012 may also have an impact on our activities and cause us to incur additional costs. In addition, the implementation of the future regulation concerning the Registration, Evaluation, Authorization and Registration of Chemicals (“REACH”), which may commence in April 2007, will impose on companies that manufacture and/or import chemicals to assess the risks resulting from the use of such chemicals and provide safety data regarding these products.
Our operations are sensitive to severe weather conditions.
      We have business segments that could be materially and adversely affected by severe weather, particularly in the North Sea and Canada. Repercussions of severe weather conditions may require us to evacuate personnel or curtail services, damage a portion of our fleet of vessels resulting in the suspension of operations, damage our facilities, prevent us from delivering materials to our jobsites in accordance with contract schedules or generally reduce our productivity. During periods of curtailed activity due to adverse weather conditions, we may continue to incur operating expenses, but our revenues from operations may be delayed or reduced.
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
      Under our current articles of association (statuts), our shareholders who hold their shares in the same name in registered form for at least two years have the right to two votes for every share thus held. As a result, new purchasers of our shares qualify to obtain double voting rights only after holding our shares in the same name in registered form for two years. See “Item 10. Additional Information — Shareholders’ Meetings and Voting Rights — Double Voting Rights”. As of December 31, 2005, 4,647,938 of our shares carried double voting rights, representing approximately 4.70% of our outstanding share capital and approximately 4.55% of our voting rights. We are also a party to a number of joint ventures, concessions, license arrangements and other agreements that contain change of control provisions. The double voting rights, capital-increase authorization and change of control provisions may make it difficult or undesirable for a potential acquirer to acquire a substantial percentage of our voting rights, and may therefore provide a defense against hostile takeovers or, more generally, may delay and impede a change in control in which our shareholders might receive a premium above the then-current market price for our shares held by them.
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
Overview of Our Business
      We are a leading worldwide provider of engineering, technologies and construction services for the oil, gas and petrochemical industries. In 2005, we believe we were among the world’s top five full-service engineering and construction groups in the field of oil and gas (hydrocarbons) and petrochemicals based on our annual revenues of €5.37 billion (source: Engineering News Records, August 2005).
      Our core business activity is in the hydrocarbon/ petrochemical industry and covers offshore and onshore field development, gas processing and liquefaction, refining, onshore pipelines and petrochemicals. We are one of the most highly integrated groups providing engineering, technologies and construction services to the hydrocarbon/ petrochemical industry worldwide, and, backed by extensive industrial assets, we are particularly well positioned in the offshore/deepwater area.
      We are also actively developing activities in non-hydrocarbon/ petrochemical sectors such as fertilizers, chemicals, life sciences, power generation and other growth-market industries.
      With 49 years of experience in the design and construction of large industrial facilities, a wide range of state-of-the-art technologies and operational bases spread over five continents, we are able to manage all aspects of major projects, from front-end engineering design to turnkey delivery. Turnkey projects, under which we design and deliver a “ready-to-use” facility to our client for a lump-sum price, accounted for a substantial majority of our 2005 revenues. We execute turnkey projects involving industrial infrastructure as varied as onshore and offshore production and storage facilities, oil refineries and petrochemical plants. In addition to our turnkey activities, we manufacture highly specialized equipment and provide engineering, consulting and other services.
      We generated more than 82.4% of our revenues in markets outside the European Union in 2005. Our main engineering and business centers outside of France are located in Italy, Malaysia, Germany, the United Kingdom, Norway, Finland, the United States, the Netherlands, Brazil, the United Arab Emirates (Abu Dhabi), China, India and Australia. Our manufacturing plants (flexible pipelines, umbilicals, robotics) and construction yards are located in France, Brazil, the United Kingdom, Norway, the United States, Finland and Angola. Our staff consists of approximately 21,000 full time employees based in over 50 countries around the world, and we run a world class fleet of 13 offshore construction vessels.
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
      During our 49 years of operations, we have designed and supervised the construction of over 2,000 facilities in more than 115 countries. Our roster of clients includes industry leaders such as BASF, BP, Chevron, Dow Chemicals, ExxonMobil, Shell, Total, and numerous national energy companies including ADNOC, PDVSA, Petrobras, Qatar Petroleum and Saudi Aramco. We have been publicly traded in France since 1994 and our shares are currently trading on Eurolist by Euronexttm. We have been publicly traded on the New York Stock Exchange since 2001, and are fully committed to providing state-of-the-art engineering services while increasing shareholder value.

The Industry in Which We Operate
      We derived 95.4% of our revenues in 2005 from goods and services provided to the hydrocarbon/petrochemical industry. We are active both in the Offshore SURF (Subsea Umbilicals, Risers and Flowlines) and Offshore Facilities segments of this industry, which consist of the engineering and construction of facilities for the production of oil and gas from offshore fields, and in the Onshore-Downstream segment, through the engineering and construction of gas treatment units, oil refineries and chemical plants. Demand for our services in this industry depends principally on the rate of new capital spending on production and processing facilities.
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
      We also supply and install undersea pipeline and equipment for the development of fields at depths of up to 2,500 meters. See “— Offshore SURF and Offshore Facilities Segments — Offshore SURF”. While offshore production of oil and gas remains more costly than onshore production in the more competitive regions such as the Middle East, we believe that the development of deepwater reserves is an essential contribution to the world supply of oil and gas. We believe that the extension of upstream activities to deepwater fields presents an opportunity to those firms capable of providing innovative engineering solutions and management skills.
      New capital spending on Onshore-Downstream activities will principally be driven by population growth and economic development, notably in Asia. The development of substantial gas deposits should lead to new investment throughout the upstream and downstream sectors of the gas industry, particularly in the Middle East. We expect new environmental legislation affecting member countries of the OECD (Organization for Economic Cooperation and Development) to lead to significant revamping of existing gasoline refineries. Additionally, global refining capacity is relatively tight compared to current demand, potentially leading to new investment in countries with growing demand.
      Our activities have developed in four principal business segments (Offshore SURF, Offshore Facilities, Onshore-Downstream and Industries), with the following contributions to revenues in 2005 and backlog as of December 31, 2005:

Offshore SURF, Offshore Facilities: Revenues of €1,798 million (Offshore SURF) and €1,013 million (Offshore Facilities) in 2005
      We are a provider of integrated design, engineering, manufacture and construction services including fixed platforms, floating platforms, and subsea flowlines, as well as project management and maintenance operations. The Group’s broad offering of engineering and installation services allows us to undertake offshore field development projects with a larger scope on an integrated basis worldwide. We are a world leader in the engineering and installation of subsea development systems, consisting of rigid or flexible risers and flowlines that carry crude oil and/or gas from the seabed to the surface. In connection with these activities, we perform repair and maintenance services for subsea installations and equipment. We are also a world leader in the design and manufacture of flexible pipe and control umbilicals.

Onshore-Downstream: Revenues of €2,318 million in 2005
      Since our founding in 1958, we have participated in over 2,000 Onshore-Downstream projects throughout the world. We have also designed and built 27 complete refineries and extended and modernized 170 existing plants. Together, we have worked on more than 600 individual refinery units and more than 200 gas processing units, including the world’s largest sulfur recovery complex, as well as nine fully integrated petrochemical complexes and over 330 units producing basic chemicals and derivatives and over 200 fertilizer production units.

Industries: Revenues of €247 million in 2005
      We offer our project management and engineering services to a diverse array of clients unrelated to the hydrocarbons industry. Past projects have included fine chemicals and pharmaceuticals facilities, agro-industrial plants, power generation plants, cement plants, industrial research centers, amusement parks and data processing centers, as well as numerous projects in buildings and infrastructures. We are one of the world’s leading groups in the conception and construction of chemical production plants through the implementation of internationally recognized technologies. We have built over 400 units in the fields of fertilizer, chlorine and agrochemicals worldwide. Within the mining sector, we have developed and constructed over 400 plants for the extraction and/or purification of metals such as copper, nickel/colbalt or uranium.

Strategy
      Our overall strategy can be summarized as follows:

•	in an environment experiencing a strong recovery in investments, to consolidate leadership of the Group within the hydrocarbon sector by maintaining a steady balance between different business segments and geographical markets;

•	to lead the growth of the Offshore SURF (Subsea Umbilicals, Risers & Flowlines) markets in order to maintain our leading position, particularly in Brazil, the Gulf of Mexico, the Asia-Pacific region, the North Sea and West Africa;

•	to participate in the development of Offshore Platform markets concentrating on innovative platform solutions, which allows us to leverage our distinctive competences and expertise, in particular, with respect to the management of large scale projects and technologies (self-installing solutions, float-over, Spar);

•	to follow the development in the growing markets of liquefied natural gas (“LNG”) and ethylene where we are already a worldwide industry leader;

•	to take advantage of the anticipated upturn in construction projects for new refineries, including heavy oil processing, in which we have has extensive experience and numerable references; and

•	finally, to support the development of industry sectors in priority markets.
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
      Dirpar. In April 2004, Dirpar S.p.A. and us, holding 5% and 95% of the share capital of Infrastrutture e Gestioni S.p.A. respectively, sold all of our shares to New Corporation Finance S.p.A.
      Non-strategic assets. As part of our program of disposing non-strategic assets, we sold our mooring division to Acteon. This transaction, which occurred on October 27, 2004, affected our assets primarily based in Louisiana.
      KTI S.p.A. In November 2004, Technip Italy S.p.A., owner of 100% share capital of Technip KTI S.p.A., sold 75% of our share capital to KTI Management S.p.A.
      CSO Deep Pioneer. During 2004, the Group exercised its option to purchase the vessel CSO Deep Pioneer from Smit International as part of our effort to reinforce capabilities in the Deepwater market.
      EHR and IG S.p.A. During 2004, we disposed of two companies, EHR and IG S.p.A.
      Marianos. In March 2005, Technip Offshore UK Limited signed a memorandum of agreement with Mermaid Offshore Services Limited, for the sale of the diving support vessel Marianos. The transfer of the vessel took place in October 2005.
      Gulf Marine Fabricators. In December 2005, Technip-Coflexip USA Holdings Inc. signed an agreement with Gulf Island Fabrication Inc. whereby we sold to a subsidiary of Gulf Island Fabrication the facilities, machinery and equipment of Gulf Marine Fabricators, one of our affiliates. The transaction was completed on January 31, 2006.
      Technip Portugal. In December 2005, we sold our 83.75% interest in Technip Portugal to the entity’s management.

Business Segments
      We design and construct industrial and service facilities for a large number of industries, with a particular emphasis on the hydrocarbon/ petrochemical industry. Revenues derived from the hydrocarbon/ petrochemical industry accounted for approximately 95.4% of our total revenues in 2005, compared to 94.8% of our total revenues in 2004. Within the hydrocarbon/ petrochemical industry, we manage our activities through three segments: Offshore SURF, Offshore Facilities and Onshore-Downstream. A fourth business segment consists of engineering and project management services for diverse industries unrelated to hydrocarbon/ petrochemicals. In each of these segments we have developed specific engineering and technological capabilities. Our standard project management model summarized below, however, applies to all of them.
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

Offshore SURF and Offshore Facilities Segments
      We provide integrated design, engineering, manufacturing and construction services in the offshore oil and gas sector. We are capable of executing integrated offshore projects, covering the engineering and execution of both the surface and subsea parts of a project and a wide range of services. Our capabilities encompass the design and manufacture of platforms, either fixed or floating, the design, manufacture and installation of subsea umbilicals, risers, equipment, pipelines and flowlines. Those capabilities are complemented and fully integrated through advanced global project management skills. Our expertise is well recognized in the field of offshore operations where we propose innovative solutions based on proprietary designs and products such as floating facilities, flexible pipe, umbilicals and robotics. Those solutions are supported by a fleet of 13 pipelay and construction vessels.

Offshore SURF
      In 2005, we generated revenues of €1,797.6 million or 33.4% of our total revenues, from Offshore SURF segment as compared to €1,422.1 million, or 27.7% of total revenues in 2004. As of December 31, 2005, our Offshore SURF segment represented approximately 24.1% of our total backlog (or €2,687.9 million).
      The engineering, manufacture and installation of the equipment connecting subsea wells to the surface platform are frequently referred to as subsea umbilicals, risers and flowlines (“SURF”) activities. SURF activities have historically been at the core of our Offshore SURF and Offshore Facilities segments. As an alternative to placing the wellheads on an offshore facility, subsea developments use wellheads placed directly on the seabed and connected to platform-based surface facilities through flexible or rigid subsea pipelines. These wellheads are remotely controlled from the surface through umbilicals (underwater conduits that carry hydraulic or electrical power, data signals and well service fluids). We offer the turnkey delivery of SURF systems, involving our oversight of suppliers and subcontractors and including our own submarine services such as pipe laying, subsea construction, and the manufacture and supply of critical equipment, including umbilicals and flexible pipe. Our clients seek to develop fields in increasingly deep waters, requiring constantly evolving engineering and technology. We help our clients to expand the range of economically viable production, as demonstrated by our contract to install pipes in Angola at record depths.
      To support our installation of SURF systems, we maintain one of the world’s most advanced fleets of subsea pipelay and construction vessels. In addition, some governmental regulations (such as in the North Sea) may require burial of subsea pipeline beneath the ocean floor and therefore we also provide trenching services to our clients. Our subsea installation and maintenance activities frequently require us to use divers or remotely operated vehicles (“ROVs”) deployed from construction vessels. Our pipelay vessel CSO Deep Blue provides significant capabilities in the deepwater environments of the Gulf of Mexico and Africa. For a description of our fleet of construction vessels, see “— Property, Plant and Equipment — Marine Service Vessels”. In addition to the engineering and installation of new systems, our Offshore SURF segment also encompass inspection, maintenance and repair of existing subsea infrastructure.
      Offshore SURF is highly specialized. While no company participates in all segments of the subsea oil field services industry, a number of companies, including the Group, provide a broad range of the industry’s products or services. See “— Project Tenders and Competition”.

Offshore Facilities
      In 2005, we generated revenues of €1,013.4 million or 18.9% of our total revenues from Offshore Facilities segment as compared to €1,066.6, or 20.7% of total revenues in 2004. As of December 31, 2005, our Offshore Facilities segment represented approximately 10.8% of our total backlog (or €1,206.7 million).
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
      We design and construct fixed and floating drilling, production, processing, and living quarter platforms for the development of offshore shallow and deepwater oil and gas fields. In addition to more traditional approaches, we offer proprietary technological solutions such as Spar and floating Extendable Draft Platforms (“EDP”), self-installing fixed platforms (TPG 500) and floater installation methods (UNIDECK), which do not require the use of costly installation equipment such as heavy lift barges as well as innovative solutions such as float-over.
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
      Floating, Production, Storage and Offloading. We are active in the design and installation of Floating Production, Storage and Offloading Systems (“FPSO”). These systems, in which production and storage facilities are housed in a ship hull, are appropriate for developing deposits in deep or shallow waters, in order to start early production for operators’ needs, and also adapted to areas where few subsea infrastructures exist such as in West Africa or offshore Canada, in Newfoundland.

Industry Considerations
      We believe that the market for the development of offshore fields, particularly in deepwater (depths exceeding 500 meters), will experience significant growth in the next several years, and are therefore focusing on the regions of West Africa, the Gulf of Mexico, Brazil and South East Asia. The commercial successes in 2003 and 2004 of such projects as the P51 and P52 platforms in Brazil as well as the Otway gas project in Australia demonstrate the success of our strategy to provide integrated services, pursued since our acquisition of Coflexip. In addition, the markets in the North Sea should continue to remain at record activity levels, close to those recorded in 2005. The compatibility of the assets and the competencies in our Offshore SURF and Offshore Facilities segments have allowed us to offer integrated solutions to clients who can now depend on one project contractor to carry out all aspects of offshore development.

Offshore SURF and Offshore Facilities Strategy
      Our strategy within the Offshore SURF and Offshore Facilities segments aims to consolidate our share in these growth markets, in particular, focusing on our long-term investment programs to adapt and improve our naval and industrial capabilities.
      Our strategy has also led to the creation of a joint venture with Subsea 7, combining our know-how as part of the strong development in the Offshore SURF market in Asia-Pacific since 2004.

      In relation to platforms, our strategy is based on specific competences, in particular, the management of large projects and the implementation of technologies in relation to innovative platform designs.
Onshore-Downstream Segment
      In 2005, we generated revenues of €2,318.2 million, or 43.1% of our total revenues, from our Onshore-Downstream segment as compared to €2,384.1 million, or 46.4% of total revenues in 2004. As of December 31, 2005, our Onshore-Downstream segment accounted for approximately 63.8% of our total backlog.
      Our Onshore segment includes both upstream activities, such as the production and transport of oil and gas on land, gas treatment and liquefaction plants, and downstream activities, such as oil refineries and petrochemical and fertilizer plants. Our Onshore-Downstream segment consist mainly of the design and implementation of production, refining and treatment units. We also design and build related utilities and offsite facilities such as hydrogen and power production units and storage facilities.
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
      Pipelines. Since 1960, we have completed more than 140 onshore pipeline projects in over 40 countries, amounting to an aggregate length of 18,000 km of pipeline. We build pipeline systems principally for natural gas, crude oil and oil products, water, liquid sulfur and slurry. Through our subsidiary Technip Germany, we are one of the most experienced pipeline builders in the world and have completed projects in the most severe environments, including desert, tundra, mountain and swamp. Our experience and competence covers the entire cycle from, for example, early project development, studies, front-end engineering and design financing concepts, to complete implementation of lump-sum turnkey EPC projects.
      Natural Gas Treatment and Liquefaction. We are a global sales leader in the engineering and construction of infrastructure for the natural gas industry, with over 40 years of experience in the engineering of innovative solutions for our clients. An early pioneer in the field of natural gas liquefaction with the construction of the first high-capacity liquefaction facility at Arzew, Algeria in the early 1960s, we continue to be a global leader in LNG. Most notably, in connection with our joint venture with Chiyoda we have been awarded three large LNG projects in Qatar: Qatargas II, Rasgas III and Qatargas III/IV in 2004, 2005 and 2006, respectively. We were also awarded the Yemen LNG project, awarded to our Yemgas JV with KBR and JGC, in 2005. We are also very well positioned in the emerging market of Gas-To-Liquids (GTL) with the engineering and construction of the first-ever large scale GTL plant in Qatar (“Oryx”) in 2003, which is substantially complete. We also have a long record with our gas treatment plants (treatment, NGL extraction, sulfur recovery), notably using recently developed technologies derived from our Cryomax® technology (using cold temperatures to separate gases).
      In addition to the in-house cryogenic technology, Cryomax®, we have access to the relevant technologies under license in all segments of natural gas treatment. We also have an in-house cryogenic technology, Cryomax®. We are specialized in the extraction of sulphur from natural gas, and lead the industry in terms of installed capacity, including 10 gas treatment plants with capacities of over 400 million cubic feet per day each and the world’s largest sulfur recovery facility. Additionally, through our Cryomax® technology, we are specialized in the highly efficient recovery of C2 and C3 hydrocarbons from natural gas and the refinery of gases.
      Refineries. Each refinery is uniquely configured to process crude oil into a determined range of products and by-products. Since our founding in 1958, we have designed and built more than 29 grassroots refineries, of which eight have been built since 1994, and carried out major expansions or revamping of over 170 existing plants. Together, these projects represent more than 790 individual oil refining units delivered in over 70 countries for national oil companies and the world’s major private oil companies. Our systems control engineering capabilities together with proprietary technologies, including the progressive crude oil distillation patents we own jointly with Total, are key strategic assets in winning refinery tenders. We believe our progressive crude distillation technology has several advantages over traditional refining methods, positioning us to meet increasingly stringent environmental standards, notably through:

•	reduced energy consumption, in part through reliance on steam by-products of refining;

•	improved separation of the hydrocarbon components of crude oil;

•	flexibility to produce new gasoline formulations; and

•	low pollution.
      We are a leader in the design and construction of hydrogen and synthetic gas production units and sulfur recovery units. Hydrogen and synthetic gas are used to distill and process refinery products and petrochemicals. Since 1992 we have participated in a global alliance with Air Products & Chemicals for the supply of high-purity hydrogen to the refining industry. High-purity hydrogen is critical for enhancing the yields of diesel and gasoline and for reducing the sulfur content in diesel and gasoline thus meeting stringent environmental standards. Since our founding, we have been involved in the construction of over 200 of these units worldwide for the refining and related industries. Based on publicly available information, we have designed or designed and built about 40% of the world’s installed capacity. Natural gas deposits generally have an undesirably high sulfur content that must be recovered as part of processing. We estimate that we have built approximately 30% of the world’s installed sulfur recovery capacity.
      Petrochemicals. In the field of petrochemicals, we have completed 10 turnkey contracts for major fully integrated petrochemical complexes. We have also designed and built a large number of individual petrochemical units, including 40 steam-cracking units, over 130 aromatics units, over 110 intermediate product units and 130 polymer units, including 84 polyolefin units.
      Ethylene. Our competitive position in the field of petrochemicals is demonstrated by the numerous projects that we are currently executing, for a global installed capacity of ethylene exceeding 7 million tons per year. These projects are in various stages of completion worldwide, for the major petrochemical producers. In addition, we have an extremely high set of proposals and prospects on hand, particularly in Europe, the Middle East and the Far East, where our position in innovative concepts, coupled with high efficiencies, is attracting the interest of many steam-cracker owners.
      We are in a unique position of offering both its proprietary technologies, from the furnaces to the end-products, and implementing them in the engineering, procurement and construction phases as a general contractor. The overall project execution and its associated guarantees of successful completion and operations are thus ensured by a single, fully responsible entity.
      This competitive edge that we now have is evidenced by the fact that we are currently working on the construction of the world’s two largest steam-cracking to produce ethylene.
      Polyethylene/ Polypropylene. We are a global leader in the construction of both polyethylene units and polypropylene units in terms of the number of plants that we have designed or design and built with the construction of 106 units in total.

Industry Considerations
      Gas demand is expected to increase more than any other energy source by 2020 (an increase of 50% over the 2003-2030 period according to the International Energy Agency). We believe in a strong development of the gas market and, in particular, in LNG demand, which according to CEDIGAZ should grow from 142 million tons per year in 2005 to 376 million tons per year in 2020 representing an increase of 160%.
      New environmental regulations, especially in relation to sulfur content in gasoline and diesel, will be effective in the years to come. New capacity will also have to process heavier crude and supply better quality products. Moreover, many grassroots refineries are anticipated, especially in the Middle East. Finally, the implementation of the Kyoto Protocol to reduce carbon dioxide emissions will require new equipments for CO2 capture. All of this, in a context of growing petroleum product demand, means that significant investments have to be dedicated to the refining industry.

      Since 2005, the petrochemical industry has entered into a strong period of activity to cope with a growing demand. In that context, shares of petrochemical expenditures in the U.S. and in Europe should decline during the next few years relative to that of Asia, in particular China and India, due to a strong increasing consumption in the region, and to that of the Middle East, which is particularly competitive for the export markets given its inexpensive raw materials.

Onshore-Downstream Strategy
      Our strategy focuses on our achievements in areas of know-how (management of large scale projects, engineering, purchasing, supervision of construction sites), our track record with our main clients and the solidity of our balance sheet.
      Our main objectives are to reinforce our position of leadership in the fields of liquefied natural gas (“LNG”), ethylene and the treatment of gas, as well as to support the resurgence of investments in refineries.
      Our strategy also consists of maintaining a balanced portfolio of activities and favoring projects with a potential for profitability.
Industries Segment
      We offer engineering and construction services to various industries. Among the projects we have completed, we count fine chemicals and pharmaceuticals facilities, chemicals, fertilizers and agro-industrial plants, cement plants, mining and metal facilities, as well as numerous projects in buildings and infrastructures. Our Industries segment is based on contracts, which, on the average, have a shorter life cycle than contracts in the hydrocarbons/petrochemicals field. These are sometimes turnkey contracts, but more often they are service contracts.
      In 2005, we generated revenues of €246.9 million, or 4.6% of our total revenues, from the Industries segment compared to €268.1 million, or 5.2% of total revenues in 2004. As of December 31, 2005, the Industries segment represented approximately 1.3% of our total backlog.
      Life Sciences. We have successfully completed over 160 projects in the pharmaceuticals, cosmetics, veterinary and bio-industry segments. These projects include research centers, quality control laboratories, pilot units and production facilities for fine chemicals, intermediates and finished products for most of the major players in the pharmaceutical industry.
      Chemicals. We are one of the world’s leading groups in the design and construction of chemical production plants using internationally recognized state-of-the-art patented technologies. We have designed and built units in the three main sectors of fertilizers, chlorine and chlorinated derivatives, and agrochemicals (bio-ethanol and bio-diester). Due to numerous technological alliance agreements signed with major internationally recognized groups, we have reinforced our ability to provide engineering services and to manage these projects. These alliances give the Group access to the most recently developed technologies in this sector.
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

      Industrial Buildings. Working in partnership with major architectural firms, we carry out projects for industrial and service buildings featuring a strong architectural image. Major references in this sector include the French National Library, Disneyland Paris, Renault’s Technocenter, the 7,000-seat Zenith theater in Rouen and Jussieu University in Paris. We also provide services for hospital projects, urban tramways, headquarter buildings and upscale shopping malls. In 2004, at Toulouse, the final assembly hangar for the gigantic Airbus A380 — for which we, as leader of a consortium, provided project management and engineering services — was inaugurated. This reference has already paved the way for our involvement in maintenance centers for the A380 in Dubai and for a feasability study for the assembly plant of the Airbus A350.

Industry Considerations
      We are present in the different sectors within the Industries segment with separate cycles which together are currently in a growth phase. In particular, our Metals sector should be strengthen by the increase in worldwide consumption and price of raw materials. Similarly, the Chemicals sector should notably benefit from bio-fuel investment programs in Europe. Finally, we believe a progressive upswing in the Life Sciences sector, following a downturn during the three previous years.

Industries Strategy
      We have implemented within our activities project management services, which are at the center of our Group activities as a whole as well as specific within each business segment (teams with specialized engineering know-how, technological alliances, testimonials and track records with our clients).
      Our principal strategic objectives are to accelerate the growth organically and through targeted acquisitions in our principal markets within the Industries segment.
Segment and Geographical Breakdown of Revenues and Backlog

Revenues by Segment
      We carry out our engineering and construction activities in five segments. The following table sets forth our consolidated revenues broken down by segment for the years ended December 31, 2005 and 2004:

	Year ended
	December 31,

	2005	2004

	(in € millions)
Offshore SURF	1,797.6	1,422.1
Offshore Facilities	1,013.4	1,066.6
Onshore-Downstream	2,318.2	2,384.1
Industries	246.9	268.1
Corporate	—	—

Total	5,376.1	5,140.9

Revenues by Geographic Region
      We carry out our engineering and construction activities worldwide. The following table sets forth our consolidated revenues by geographic zone for the years ended December 31, 2005 and 2004.

	Year ended
	December 31,

	2005	2004

	(in € millions)
Europe, Russia, Central Asia	1,382.9	1,278.9
Africa	1,258.4	1,285.1
Middle East	1,108.1	1,268.6
Americas	1,043.3	929.4
Asia-Pacific	583.4	378.9

Total	5,376.1	5,140.9

Special Geographic Considerations
      A substantial part of our project backlog is in the Middle East, although we have no backlog in Iraq. While to date we do not believe that our business has been materially affected by the armed conflict in Iraq since 2003, we cannot predict the effect that the prevailing situation in that part of the world will have on future investments in the region or on our ability to complete our backlog under the terms initially contracted. We are maintaining specific measures to ensure the safety of our staff working in this region, including reducing the number of expatriated employees.
      As a non-U.S. company, we may do business in countries that are not generally accessible to our U.S. peer companies. Companies making statutorily-defined “investments” in the petroleum industry in Iran may be sanctioned by the U.S. government under the U.S. Iran and Libya Sanctions Act of 1996, as amended in August 2001 (“ILSA”). In April 2004, the application of ILSA to Libya was terminated, but ILSA continues in force with respect to Iran.
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
      ILSA is due to expire in 2006, although there are bills to extend ILSA pending in Congress some of which, if enacted, would amend ILSA, expand ILSA’s scope and modify the authority of the President of the United States to grant waivers of sanctions under ILSA.
      In addition, under U.S. executive orders and regulations, U.S. origin goods, technology and services may not be exported or reexported to Iran. Any person involved in any prohibited export or reexport may be placed on the U.S. Commerce Department’s “Denied Persons List”, as well as incurring other administrative and/or criminal penalties.

Backlog by Segment
      Backlog consists of the uncompleted portion of contracts in force, which we define as signed contracts for which all pre-conditions to entry into force (such as proof of financing) have been met. Contracts in the Offshore SURF, Offshore Facilities and Industries segments tend to enter backlog almost immediately, while in the

Onshore-Downstream segment, because of the larger contract size and more complicated financing arrangements, it is not unusual for several months to pass before a signed contract can be entered into backlog. Our backlog does not include contracts which we have signed but which do not meet these criteria. Our backlog includes only our proportionate share of joint venture contracts. To the extent work on these contracts advances, they are progressively removed from backlog. The following table sets forth our consolidated backlog by business segment as of December 31, 2005 and 2004. Backlog is not an audited measure.

	As of
	December 31,

	2005	2004

	(unaudited, in
	€ billions)
Offshore SURF	2.69	1.90
Offshore Facilities	1.20	0.90
Onshore-Downstream	7.13	3.76
Industries	0.15	0.22
Corporate	—	—

Total	11.17	6.78

Backlog by Geographical Region
      Broken down by geographic zone, 18.0% of our backlog as of December 31, 2005 was attributed to Africa, 45.7% to the Middle East, 18.7% in the Americas, 8.6% in Europe, Russia, Central Asia and 9.1% in Asia-Pacific.
      As of December 31, 2005, our five largest contracts accounted for approximately 36% of our total backlog, representing €4 billion, as compared to approximately 34% at the end of 2004.
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

Turnkey Projects
      Our clients are generally not specialized in construction and are primarily interested in obtaining the timely delivery of a completed and operational industrial complex without significant involvement on their part. Turnkey projects allow our clients to achieve this result by delegating to the turnkey contractor the responsibility for designing and executing major facilities of an industrial complex within an agreed budget and timetable. An increasing number of companies offering turnkey services competing for one project have become involved in the offshore production area where the unit size of contracts has grown significantly. The 1995 N’Kossa field development project in Congo’s territorial waters, for example, generated 50 separate turnkey contracts. In recent calls to bid, it has become commonplace for Offshore developments to divide a project into drastically fewer contracts, such as in the case of the Yemen LNG project, awarded to our Yemgas JV with KBR and JGC in 2005, or even to award the project in its entirety to only one contractor.
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

Progressive LSTK
      In today’s volatile raw material cost environment, we are introducing innovative contractual methods designed to reduce risk and costs both for ourselves and our clients. The progressive lump sum turnkey contract is a case in point: during the engineering and procurement phases of a project, we work on an open book basis with our clients and apply pre-agreed mark-ups to the costs incurred. This allows us to mitigate price rise risks associated with these project phases and reduce cost contingencies which our client would have to bear. During the final construction phase, we close our books and promise to complete the project at a fixed cost at a specified time.

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

Single Project Joint Ventures
      Typically, we bid for projects as the sole general contractor of the project. As sole general contractor, we have full responsibility vis-à-vis the customer for all aspects of the project, including the selection and supervision of subcontractors. For some larger or more technical projects, we participate (often as the general contractor of the projects) in single-project joint ventures with other contracting, engineering and construction companies to share risks and combine financial, technical and other resources. By way of example, we have been awarded three large LNG projects in Qatar in connection with our joint venture with Chiyoda: Qatargas II, Rasgas III, and Qatargas III/IV. In 2005, approximately 12.4% of our revenues were generated from joint venture projects.
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

Alliances
      Additionally, we occasionally form alliances with oil and gas providers whereby we are able to share a portion of the risk and reward of a project. Contrary to a traditional turnkey contract, a target price for the project will be set and savings and costs overruns will be shared. However, we share any savings below, or cost overruns above the target price with our strategic partner. Alliances often allow us to streamline the project by working on an integrated basis. In addition, alliances allow us to strengthen our relationships, be involved in a project at an earlier stage and participate in technological choices. For example, we have a strategic alliance with Chiyoda and with Subsea 7, which have been major growth drivers for us. Over the last three years, we have also participated in several alliance contracts with European oil and gas companies.

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

Financial Engineering
      Through our financial engineering teams located in Paris, Rome, Kuala Lumpur, Houston, The Hague, Aberdeen and Rio de Janeiro, we help our clients arrange financing by seeking out and negotiating financing under the most appropriate structure for each project. We promote a broad range of financing instruments:

•	export credits from multiple national export-import authorities;

•	co-financing with multilateral financing institutions;

•	structured trade finance based on commercial transactions;

•	international commercial credit;

•	local funding; and

•	letters of credit.

      Our active involvement in the financial engineering of the project is essential on many fronts. The presence of a well-regarded project contractor adds credibility to the project for financial institutions. Our financial engineering team is experienced in matching projects to appropriate financing structures. Our financial engineering team is experienced at proposing appropriate financing structures for projects. Finally, our project management teams are experienced at planning our procurement and subcontracting around the national content requirements of national export-import authorities. As a matter of policy, however, we do not ourselves participate in arrangements which would require us to make an investment in the financing of the project.
      Examples of recently arranged client finance include:
      Chile: U.S.$26 million for a hydrogen unit (commercial bank loan);
      Oman: U.S.$536 million for a nitrogen fertilizer plant (export credit guaranteed by Coface and Sace, with a standby letter of credit);
      Brazil: €65 million for the supply and laying of flexible pipe for an offshore field (Coface export credit) U.S.$175 million for the construction of an offshore platform for Petrobas (combination of multi-source export credits guaranteed by ECGD and GIEK, a finance credit and financing by the Nordic Investment Bank);
      Turkmenistan: U.S.$446 million for a cracking unit and a lube oil plant (combination of commercial loans and multi-source export credits guaranteed by Hermès, Coface, Office National du Ducroire, Turkish Eximbank and Malaysian Eximbank), and €112 million for a diesel treatment unit (guaranteed by Hermès);
      Czech Republic: €18 million for the renovation of a Ethylene factory for Chemopetrol (business credit given by Kreditanstalt für Wiederaufbau (KfW));
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
      Iran: €173 million guaranteed by Coface, Sace and Atradius for the renovation and enlargement of an ethylene factory in a petrochemical complex; €112 million guaranteed by Coface, Euler Hermes and OeKB for the construction of a polyethylene factory in a petrochemical complex; €480 million guaranteed by Coface, Sace, Cesce and Atradius for the construction of two ethylene factories in two petrochemical complexes; €100 million guaranteed by Coface for the construction of a polyethylene factory.
      Quatar: U.S.$157 million for two LNG process trains (export credit guaranteed by Sace); and
      Russia: €21 million for the equipment for an ethylene unit (export credits guaranteed by Atradius and Euler Hermes).
      We do not include signed contracts in our backlog until financing has been arranged.

Engineering Design
      Prior to the erection of an industrial plant, engineering studies are needed involving numerous engineering specialties including process design, systems control, pressure vessels, rotating equipment, instrumentation, electrical facilities, computing, piping, civil works, cost control and scheduling. Throughout the project, and prior to authorization for delivery, quality control and testing of operability is carried out. All these activities are provided by and fully managed by us.
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
      Front-end engineering design. During this phase, our engineers develop detailed site plans, including the main piping, instrument, electrical and civil works layouts. One of the fundamental goals of this phase is the definition of specifications for the main equipment, allowing our project managers to proceed with procurement. The development of deep and ultra-deepwater fields depends on innovative technical developments in the design of the flowlines and risers to connect subsea wellheads to Offshore Facilities and requires extensive front-end engineering and design work. In March 1999, we launched a Deepwater Field Development Division to provide conceptual and front-end engineering and design services to our clients well in advance of procurement and installation contracts. We believe that our involvement at an early stage in a project allows us to provide optimized subsea solutions based on our engineering and installation expertise. This is particularly important with respect to the development of deepwater and ultra-deepwater fields, which require innovative technical developments in the design of the flowlines and risers to connect subsea wellheads to Offshore Facilities.
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
      We have established a global procurement network to organize the supply of the appropriate equipment at a competitive cost and in conformity with industry best practices for international bidding. The procurement network is composed of eight major procurement centers located throughout the world, each of which uses a common set of tools and procedures to cover the full sequence of operations spanning from the sourcing, ordering and production monitoring of the goods, to their inspection, testing and final delivery. The global procurement network’s staff of over 700 employees has an average professional experience of 15 years in fields relevant to our business segments. A single project procurement manager is nominated for each project under our management. All regional centers support the project procurement manager by verifying the qualifications of local suppliers and by providing inspection, shipping and logistics services for goods located in their zone. We believe that the geographic proximity of these centers to suppliers and subcontractors enables us to carry out more effective quality controls and to identify technological innovations and industry developments earlier than might otherwise be the case.
      Since 2001, we have carried out a growing part of our equipment procurement over a proprietary business-to-business Internet system. Conducting our equipment tenders over this electronic system reduces transaction costs and delays through the rapid diffusion of tender materials and the ability to receive a standardized electronic response, among other factors. The system helps by increasing competition among our suppliers by providing accessibility to potential suppliers no matter where they are located. Use of a worldwide network organization supported by Internet technologies also allows our widely spread regional purchasing centers to better coordinate procurement and benefit from economies of scale. The Internet system handles all aspects of sourcing and delivery of equipment and related services, including calls for bids, clarification of tender specifications, submission of bids, bid analysis and finally either bid negotiation or an auction process. In addition to these tasks, our e-procurement system also hosts our vendor database and provides assistance in tasks such as estimate requests, equipment design, delivery logistics, and invoicing. A fair portion of our procurement, however, continues to be handled through other channels, either because several of our major projects are run by joint-ventures using other systems and tools agreed upon with our partners, or because the e-procurement channel is not optimally suited for dealing with situations of too narrow competition or with orders for some large highly customized equipment.
      We believe that the volume of transactions that have been processed through our Internet sourcing system amounted to approximately €1.2 billion in 2005. This system thus allows us to procure materials at a better cost, taking into account in particular the effects of exchange rates. The portion of procurement from the U.S. dollar zone amounted to approximately 48% in 2005, as compared to about 42% in 2004. Due to high price volatility in the raw materials and equipment markets in 2005, we cannot accurately measure the savings generated by our purchasing system.
      The projects we manage as well as our own operations require various equipment, bulk materials and raw materials.
      Our requirements in equipment for onshore facilities and offshore platforms include a variety of process equipment, vessels, rotating machines, piping materials and electrical and instrumentation components. These items are procured from a large number of worldwide suppliers. Among the major suppliers of our Group in 2005 are companies such as General Electric, Sumitomo, Siemens, Rolls-Royce and Tenaris.
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
      The increase in metal prices, especially steel and nickel, during 2004 affected our purchase contracts for all steel and stainless steel products. As another consequence of the unstable situation of the raw material market, the availability of steel equipment (e.g. pressure vessels) and components (e.g. line pipe) was reduced and delivery times for some categories of equipment have become much longer. However, we experienced limited shortages in the delivery of strategic materials, such as for instance in niche areas like titanium-based products. In 2005, due to the heavy workload of the industry in general, we are experiencing continued equipment price increases, although steel price increases have slowed down.

Construction
      Field construction typically commences one year after the design process has been launched. Before we begin the construction of a facility, we make sure that basic design aspects are finalized, and that a substantial portion of the equipment has been ordered and is available.
      We are not a construction company. Our role in the projects we handle is to organize and supervise the construction. We generally aim to subcontract our construction work to specialized construction companies, with the limited exceptions of pipe laying (including trenching) and installation of Floating, Production, Storage and Offloading (FSPOs) in offshore projects, where we have developed highly specialized capabilities complementary to our general operations. Our construction subcontractors are selected through a competitive bidding process which takes into account, in addition to price, the experience and historical reliability of the bidder.
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

Commissioning & Start-Up
      Prior to delivery, our commissioning & start-up division conducts field testing to ensure that the facility is not just operational, but that it meets our client’s exact contractual specifications as well as national regulations and our own construction standards. To the extent a facility relies on licensed technology, the licensor will participate in its commissioning and start-up. During the pre-commissioning and commissioning phases, we subject each piece of equipment to simulated operating conditions. During the start-up phase, we commence actual operation of the facility. In our Offshore SURF and Offshore Facilities segments, a competitive advantage is our ability to conduct a substantial portion of the commissioning services onshore at lower costs than would be incurred providing such services in the open seas. Where our contribution to a project consists of engineering, procurement, construction and installation (known as “EPCI contracts”) of the subsea portion, we do not provide commissioning or start-up services to the client.

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
      In order to further reduce the above risks, our policy is to contractually exclude consequential damages and limit liquidated damages for late completion, unsuccessful performance tests and defective or non-conforming work. In line with practice in our industry, our contracts generally limit our maximum aggregate liability to a range of 5% to 20% of the contract price, depending on the nature and the size of the contract, and allow for price adjustments in the event of changes in law that affect the project. For some risks, notably environmental hazards, we may remain a potentially responsible party by operation of law in some jurisdictions. We also seek that our clients and subcontractors subscribe to adequate insurance directly or try to obtain indemnity agreements, whenever possible, from our customers, subcontractors and joint venture partners requiring these persons to indemnify us against the risk of some claims relating to injury to our employees, damage to our property and consequential damages.

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
      Our turnkey contracts are subject to the protection of force majeure, hardship provisions or similar clauses, as applicable. However, we carry particular risks, such as unanticipated increases in the cost of equipment, materials or manpower due to inflation or unforeseen events, such as site mishaps, equipment or material delivery delays, delays in the use of our ships, equipment failure, delays caused by local weather conditions and suppliers’ and subcontractors’ failure to perform. Other factors that may add to an individual project’s risks include the novelty of the technologies used, the experience of our equipment vendors and construction subcontractors in similar projects, the scheduling needs of the client and the project’s location in a developing country. The management of a turnkey contract through a joint venture structure and the complexity of our relationships with subcontractors, although diversifying our risk exposure, may in some cases increase the project’s risk of delay or cost overruns. Because our turnkey contracts typically run over several years and their risks are based on factors (such as geological conditions, labor availability during the construction phase or performance of new designs) which are not necessarily known at the time of bidding or even before substantial procurement and engineering work has been completed, it is difficult to predict these risks and assess their potential effect on contract costs and margins when we submit bids or during the early phases of a project. See Note 1C(b) to our Consolidated Financial Statements included in this annual report.
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
      Before we commence the design process or incur any project management expense, our client must make a down-payment to us typically representing 5% to 10% of the contract price and provide proof of firm financing for the remainder. Over the life of the contract, our client continues to pay us installments on the contract price, typically in progress payments or upon our achieving agreed objective milestones such as, for example, the completion of the project’s engineering drawings or the delivery of equipment to the site.
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

Foreign Exchange Risks
      For each project, we cover our exposure to exchange rate risks first through the fact that most of our contracts are multi-currency contracts, and second through systematic coverage for the rest of the risks. For more information on our exposure to exchange rate risks, see “Item 3. Key Information — Risk Factors — Because we make sales and incur expenses in multiple currencies, exchange rate movements may cause us to incur losses when hedging on our exchange rate exposure is not sufficient”.

Engineering Service Contracts
      In addition to carrying out turnkey projects, we also provide independent engineering services. Service contracts collectively accounted for approximately 15.5% of our revenues in 2005 and 4.4% of backlog as of December 31, 2005. While we bill these services on an hourly or a cost plus fee basis or a fixed price, we aim to accept only projects meeting the same profitability criteria as in turnkey project management and have historically achieved comparable margins.
      From a marketing perspective, service contracts also allow us to establish a relationship with potential future clients and, in the case of project feasibility studies, to become involved at an early stage in turnkey projects for which we may later submit bids.

Installation and Offshore SURF
      Our personnel carries out a range of services in the Offshore SURF segment, principally focused on the subsea installation of pipeline and the maintenance of existing subsea systems.

      Rigid Pipelay. We install rigid steel pipe applying the reel-lay method from our two pipelay ships: the CSO Apache and CSO Deep Blue. In addition, we perform related construction services using our fleet of diving support vessels. See “— Property, Plant and Equipment — Marine Service Vessels” below. All the rigid pipelines laid by our pipelay vessels are assembled at one of our spoolbases located in Scotland, Norway and the United States. Onshore spoolbases permit us to complete the manufacturing process onshore and in advance of installation, at lower cost, whereas part of this process is typically completed offshore in conventional pipe laying conditions. Work occurs in a more stable, controlled and safer work environment prior to the pipe being taken offshore.
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
      Flexible Pipelay and Umbilicals. We install flexible pipe and umbilicals using dedicated dynamically positioned marine service vessels (DP Vessels). See “— Property, Plant and Equipment — Marine Service Vessels”. Our deepwater pipelay vessel, the CSO Deep Blue, is able to lay both flexible and rigid pipe at a water depth of 2,500 meters and began its first job in summer 2001 in the Gulf of Mexico. The CSO Constructor can carry out full flexible pipe laying operations in water depths down to 1,500 meters and carry 4,000 tons of flexible pipes or umbilicals. In 2004, we acquired the CSO Deep Pioneer, a medium construction vessel capable of laying flexible pipes. Each marine service vessel can be fitted with either VLS (vertical laying systems) or any other specialized flexible pipe laying equipment that enables us to track the laying routes, approach close to surface platforms and lay pipe accurately. We believe that our fleet and installation experience provide us with a competitive advantage in the installation of flexible pipe. Furthermore, our diving support vessels are also used to install flexible pipe on some projects where volumes are necessarily more modest. See “— Property, Plant and Equipment — Marine Service Vessels”.
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

Manufacturing and Supply
      We manufacture a limited amount of highly specialized equipment for our own use and to supply to third parties. All our manufacturing and supply activities are accounted for as part of our Offshore SURF and Offshore Facilities segments, and consist principally of flexible pipe, drilling and refining application pipes (known as “DRAPs”), umbilicals and robotics as well as our manufacture of Spar platforms. All of our products are designed and manufactured to meet a particular customer’s order. As a result, we generally carry a relatively small inventory. Our principal manufacturing sites are located in France, Brazil, the United States and the United Kingdom. Our construction yards are located in Finland and the United States.
      Flexible Pipe. We are the world leader in the manufacture of offshore flexible pipe, with an estimated market share of 70% on the basis of 2005 production volumes. Flexible pipe is primarily used as an alternative to rigid steel pipe for the offshore transportation of oil and gas. Composed of layers of steel wires and thermoplastic sheaths, flexible pipe can be engineered to withstand a more corrosive environment to improve its fatigue behavior in dynamic environments and to provide greater insulation than conventional rigid steel pipe while remaining flexible. These qualities, combined with generally lower installation, maintenance and removal costs compared to rigid steel pipe, make flexible pipe particularly suitable for certain offshore situations such as deepwater, rugged ocean floors and small, dispersed fields of hydrocarbons.
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
      Umbilicals. We are a world leading manufacturer of control/chemical injection umbilicals (underwater conduits that carry hydraulic/electrical power, data signals and/or well service fluids for the operation and control of subsea installations) which link subsea wells to fixed or floating production facilities under particularly difficult conditions. Our principal manufacturing activities are conducted in Newcastle in the United Kingdom, and in Houston, Texas, through our subsidiary Duco. Umbilicals are often manufactured using technology similar to that used in manufacturing flexible pipes. In July 2002, we signed a partnership agreement with Sonangol to establish a joint subsidiary, Angoflex Limitada, for the manufacture of umbilicals on the logistical base of Sonamet, located in Lobito, Angola. This plant has been operational since mid-2003.
      Robotics. We engineer and manufacture remote intervention products through our robotics subsidiary, Perry Slingsby Systems, located in Florida and in the United Kingdom. Perry Slingsby Systems has recently introduced two new product lines to the deep ocean seafloor market, principally for the trenching and burial of telecommunications cables.
      Spar Manufacture. We design and manufacture floating platform hulls, such as Spar hulls for our deepwater projects. Spar hulls are generally manufactured by our Finnish subsidiary Technip Offshore Finland Oy, which employs approximately 700 persons at its plant near Pori, Finland. They are transported in a dry tow to the Gulf of Mexico. We have also licences or agreements with other yards for other areas in the world (such as Far East). Technip Offshore, Inc. has developed the risers systems and mooring lines and also has designed in some case the topsides to be installed on the hull. We are typically responsible for the engineering, procurement, manufacture and delivery of the complete hull, moorings and riser system and also in some cases the topsides.

      Floating, Production, Storage and Offloading. We are active in the design and installation of Floating Production, Storage and Offloading Systems (FPSO). These systems, in which production and storage facilities are housed in a ship hull, are appropriate for developing deposits in deep or shallow waters, in order to start early production for operators’ needs, and also adapted to areas where few subsea infrastructures exist such as in West Africa or offshore Canada, in Newfoundland.
      The decision to purchase these structures is time consuming and often costly for oil and gas companies. Typically, the decision cycle takes at least 12 to 18 months for companies to gather and analyze data, then model the site risk in order to purchase the most efficient production system. Production would normally start approximately six months after the hull is upended.
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
      In 2005, we rationalized and simplified our corporate structure in order to further improve our efficiency. A new structure — the Operations Division — will take care of the management of project execution resources. Moreover, a new single structure, the Oil and Gas division, will handle the negotiation and management of contracts for all oil and gas facilities (Offshore and Onshore-Downstream). This simplified regrouping replaces our historical distribution into Branches.
      With this simplified corporate structure, the Group will be in a better position to efficiently manage the expected growth in its business segments. The decentralized structure fits with the global extension of the Group and permits the Group’s top management to make decisions on major contracts (i.e., contracts that are above specific thresholds according to the related Regional or Sectorial Business Unit Concerned).
      Because of the high cost and management resources required in preparing a bid on a large turnkey contract, we only bid on selected projects. Each project is analyzed, with no exception. Before bidding, we estimate the costs and analyze the technical, financial and legal aspects of the project. Each bid must be authorized by management by an “Authorization to Tender” or “ATT”. Once the bid has been submitted, the costs and financial and legal analyzes are updated. The contract cannot be entered into and the project cannot be accepted without an “Authorization to Commit” or “ATC”.
      As a result of our selective bid policy, in the period from 1996 to 2005, we experienced an average worldwide success rate of 25% to 30% in winning tenders on which we bid. We cannot predict with any degree of certainty the frequency, timing or location of new contract awards.
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

Offshore SURF and Offshore Facilities
      Offshore SURF. Our principal competitors in providing subsea contracting services include Acergy, Saipem and Subsea 7.
      Offshore Facilities. Our principal competitors in the design and construction of surface facilities for the offshore oil and gas industry include Aker Kvaerner, KBR (a subsidiary of Halliburton), J. Ray McDermott and Saipem, as well as three Korean companies: Daewoo, Hyundai and Samsung.
      Design and Manufacturing of Flexible Pipe. We are a world leader in the design and manufacture of flexible pipes for offshore installations. Our main competitors in the field of flowline and riser applications are Wellstream Company and NKT Cable, a company 51% owned by NKT Holding and 49% by Acergy. We also compete in the field of flexible pipes with manufacturers of rigid steel pipes such as British Steel, Mannesmann Roehrenwerke AG and Vallourec Industries.
      Umbilicals. In the market for umbilical manufacturing, our major competitors are Aker Kvaerner, Multiflex (a subsidiary of Oceaneering International) and Nexans.
      Robotics. We compete with a limited number of specialized ROV and subsea robotic equipment manufacturers, including Soil Machine Dynamics Ltd., and a number of smaller companies that produce low volumes of ROVs, trenchers and the like. In addition, we face competition from major ROV contractors who also build and refurbish vehicles for their in-house use.

Onshore-Downstream
      Our main competitors include U.S. companies such as Bechtel, Fluor, Foster Wheeler, Jacobs and KBR (a subsidiary of Halliburton); Japanese companies such as Chiyoda, JGC and Toyo; European companies such as Linde, Lurgi and Snamprogetti, which was recently merged with Saipem; Korean companies such as GS, Hyundai and SK. In some instances, we have established joint ventures with some of these competitors, see “— Description of Our Operations”. In addition, local engineering and construction companies are present in developing countries, as competitors or as partners in joint ventures.
Technology
      To support our engineering and industrial activities, we hold a large number of patents, trademarks, software copyrights and other intellectual property, including intellectual and industrial property held under license from third parties. We have approximately 2,000 patents in force all over the world in offshore technologies, particularly in technologies related to rigid or flexible subsea pipelines, umbilicals, robotics & remote intervention, riser systems, fixed and floating platforms and topsides as well as in onshore technologies related to gas processing and liquidfaction, refining olefin production, hydrogen production, cement and hydrometallurgy. A limited number of these patents are held in common with Institut Français du Pétrole (the French Petroleum Institute or “IFP”), and other industrial partners. In addition, we have entered into several technological alliances in petrochemicals giving us privileged or exclusive access to first class technologies. Our broad portfolio of proprietary and licensed technologies is a strategic asset in winning and implementing projects.
Research and Development
      Research and development is a key to our continued success in engineering and construction, and is particularly critical to offshore systems. Our research and development activities have concentrated primarily on the development of our EDP platform deep draft semi-submersible production drilling platform for deep and ultra-deepwater, the improvement of the performance of our products and services and on developing further applications of our flexible and reeled pipe technology, especially in ultra-deepwater. Recent successes include the development of the CSO Deep Blue pipelay vessel and our Spar platform, including the recent Cell Spar model. We pursue a three-pronged approach to acquiring new technologies relevant to our operations: internal acquisition through research and development, external growth through the acquisition of specialized companies or mixed internal/external development through research alliances.
      Our internally financed research and development expenses for 2005 and 2004 were €29.4 million and €30.2 million, respectively. A large part of our research and development activities are made within specific projects, and therefore not included in these amounts.
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

Technology Alliances
      We participate in technology alliances in our Onshore-Downstream segments, notably with BP Chemicals in the area of PTA, with Innovene in the area of polyethylene and polypropylene, with Dow Chemicals in the area of ethylene furnaces and with Air Products in the area of hydrogen production units. In our Offshore SURF and Offshore Facilities segments, we conduct research jointly with IFP, particularly in the field of deepwater offshore oil and gas production.

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
Human Resources
      Our key resource is our 21,000 employees which are multicultural, with more than 60 nationalities, working in more than 50 countries around the world. In 2005, the Group continued to strengthen its human resources in order to deal with the growth of its activities. The skills and diversity of our human resources gives us the flexibility to best adapt to the needs of our clients by organizing our employees into multicultural and mobile teams. We are dedicated to the development of the expertise and know-how of our employees. The main missions of our human resources policies are to recruit the talent which the Group needs, to facilitate their integration, to encourage the development of their skills in order to accompany the growth in our operations, to organize their geographic and professional mobility and to pursue and enrich social dialogue.

An Expanding Workforce
      During 2005, the overall number of Group employees grew from 19,086 (at the end of December 2004) to 20,898 (at the end of December 2005). The strongest recruitment was in the Asia-Pacific zone, the Middle East and Europe, but our workforce increased in all regions where the Group is present.
      We increased our recruiting during 2005, mainly through permanent contracts; 3,420 people were hired under these permanent contracts.
      During the year, the Group received some 46,000 unsolicited job applications, a strong increase over the previous years. Our strong attraction in the employment market enabled the Group to recruit the additional skills it needed to underpin its business growth in spite of the shortage of skilled labor in the industry. This market tension could, however, increase in the coming months because of the growing activity in the oil and gas industries.

An Active Policy of International Mobility
      More than 1,000 Group employees are on international postings in 20 countries. We pursue an active policy of international mobility, which is adapted to the needs of projects under way. In addition, this mobility is an excellent vector for sharing best practices and fostering a strong Group culture underpinned by shared values. Our scope of activities means that employees may be posted either to project sites or the Group’s local subsidiaries.
      Conditions for overseas postings are governed by a Group policy that is adapted to the particular project or country.
      Our internal mobility policy is guided by the following six basic principles:

•	wherever possible, fill vacancies via internal recruitment;

•	expand the possibilities for internal promotion;

•	encourage geographical and professional mobility;

•	foster development of a strong Group culture based on shared values;

•	promote the career development of individual employees; and

•	encourage the sharing of best practices.
      The Intranet site “Technip Mobility”, which features internal vacancies, is designed to keep Group employees abreast of the opportunities for local and international mobility.

Motivation Through Employee Ownership
      Employee shareholding plans and the enlargement of stock option plans have contributed to the involvement of our employees in the life and the success of the Group. As of December 31, 2005, employees of the Group holding shares, held in custody through administered ES Plans as defined in Article L.225-102 paragraph 1 of the French commercial code, represent 1.9% of our share capital.

Expansion and Internationalization of Our Workforce
      Thanks to the diversity of our activities and the large number of locations from which we operate, we offer our employees significant mobility, both geographically and professionally. Our employees benefit from opportunities to vary and enrich their career paths within our structure, and to grow through multicultural work experiences. For the Group, the internal mobility we offer our employees is also a means to promote best practices and know-how, develop skills and professional flexibility and create a deep pool of management talent. We encourage this mutually beneficial internal mobility through the “Technip Mobility” site to advertise positions available for internal transfers both locally and abroad and through a program of support services for expatriated employees. As a result, over 1,000 of our employees are working outside of their country of origin.
      Our 21,000 employees had the following geographic distribution at the end of 2005: 49% in Europe (20% in France, 14% in the United Kingdom, 6% in Italy, 3% in Finland and 6% in the rest of Europe); 20% in the Americas; 18% in the Asia-Pacific region; 6% in the Middle East; 1% in Africa; and 6% in the rest of the world.

      The following tables show our year-end number of employees for the three years ended December 31, 2005, 2004 and 2003 in terms of their function and in terms of their geographic location:

	Year ended December 31,

	2005	2004	2003

Employees	15,400	15,300	15,400
External staff	5,600	3,700	3,600

Total	21,000	19,000	19,000

	Year ended December 31,

	2005	2004(1)	2003(1)

Europe, Russia, Central Asia	11,500	10,500	10,450
Africa	300	ffi	ffi
		1,100	850
Middle East	1,280

Asia-Pacific	3,820	2,850	2,280
Americas	4,100	4,550	5,420

Total	21,000	19,000	19,000

(1)	In 2003 and 2004, Africa and the Middle East were grouped as one geographical region.

Employee Relations
      In recent years we have not experienced significant strikes by our employees. We believe that we maintain good relationships with our employees and their unions. We have developed a structured incentive program, including stock options for senior management and bonus plans for all employees, and we dedicated significant resources to training programs worldwide.
      At the end of 2004, we set up the “2005 Technip Think Tanks” with the goal of creating concrete proposals to the Executive Committee on seven transversal development themes. During 2005, the working groups made 150 proposals, of which 135 were selected to form the basis of a Group-wide action plan. The focuses of the plan included: to make better use of the Group’s international engineering network, to promote our technological image and to foster a stronger Group culture among employees, which is an essential factor in developing and promoting new ideas.
      Membership of our employees in trade unions varies from country to country and we have entered into a variety of collective bargaining agreements: 46 agreements were signed in 2005.
      At the European level, the agreement signed in 2004 for our European Works Council was followed by three meetings in 2005, including one for the implementation of the Council and the election of the three members of its Executive Board.
      In France, four of the five principal French labor unions, as well as an internal labor union, are represented in our units. As required by French law, our management holds periodic workers’ committee meetings with a delegation of union representatives. Our management also holds other periodic consultations with employee representatives.
Property, Plant and Equipment
      Our principal facilities consist, not taking into account our vessels, of office space at our headquarters and our regional Business and Production Units. As of December 31, 2005, we owned our office space in Rome, Italy and Lyon, France, as well as an industrial plant in Le Trait, France. With our teams in the Paris region spread out over four sites, we sold our headquarters to allow ourselves to centralize 2,800 employees of our Paris operations in one rented building in mid-2003. We also lease the remainder of our office space. We own or lease construction yards and manufacturing facilities in connection with our Deepwater Division’s Offshore Facilities operations and our manufacture of flexible pipe and other subsea products. We believe that our property is adapted to our needs. Our property, plant and equipment, excluding our fleet, were recorded in our consolidated accounts for €384.6 million as of December 31, 2005, of which land and buildings accounted for €70.4 million. Our fleet of offshore construction vessels, described below, accounted for €386.7 million at that date.

Principal Properties
      As of December 31, 2005, we owned or held under long-term leases the real property described below:

Location	Function	Status

Paris-La Défense, France	Group HQ and Offices	Leased
Le Trait, France	Plant and Offices	Owned
Lyon, France	Offices	Leased/Owned
Aix-en-Provence, France	Offices	Co-owned
Rome, Italy	Offices	Owned
Zoetermeer, The Netherlands	Offices	Leased
Düsseldorf, Germany	Offices	Leased
Kuala Lumpur, Malaysia	Offices	Leased
Abu Dhabi, U.A.E.	Offices	Leased
Vitória, Brazil	Plant and Offices	Leased/Owned
Rio de Janeiro, Brazil	Offices	Owned
Caracas, Venezuela	Offices	Co-owned
Saint Petersburg, Russia	Offices	Leased
New Delhi, India	Offices	Owned
Perth, Australia	Offices	Leased
Newcastle, UK	Plant and Offices	Leased/Owned
Aberdeen, UK	Plant and Offices	Leased
Westhill, UK	Offices	Leased
Tyne & Wear, UK	Plant and Offices	Owned
Pori, Finland	Land, Plant and Offices	Owned
Channelview, Texas(1)	Land and Plant	Owned
San Dimas, California	Offices	Leased
Mobile, Alabama	Land	Leased
Houston, Texas	Offices	Leased
Jupiter, Florida	Land, Plant and Offices	Leased/Owned
Amelia, Louisiana	Assembly Yard and Offices	Leased
Lobito & Luanda, Angola	Plant	Leased
York (Kirkbymoorside), UK	Plant and Offices	Leased
Hemiksem, Belgium	Offices	Owned
Barcelona, Spain	Offices	Leased
Nimes, France	Offices	Leased
Lagos, Nigeria	Offices	Leased
Port Harcourt, Nigeria	Plant and Offices	Leased/Owned
Yokohama, Japan	Offices	Leased
Shanghai & Tianjin, China	Offices	Leased
Jakarta, Indonesia	Offices	Leased
Bangkok, Thailand	Offices	Leased
Baku, Azerbaijan	Offices	Leased
Dubai, U.A.E.	Offices	Leased
Bogota, Colombia	Offices	Owned
Chennai, India	Offices	Leased

(1)	Owned subject to an encumbrance (i.e., lien on tangible assets).

      None of the real property that is leased belongs to an executive of the Group.
      In 2003, we sold our headquarters building and moved the related offices into leased space in Paris-La Défense, France. As of December 31, 2005, we also leased regional and representative offices in: London, England; Perth, Australia; Mumbai and Kolkata, India; Singapore; Rio de Janeiro, Brazil; Oslo and Stavanger, Norway; and Houston, Texas. In addition, we lease industrial space in Evanton, Scotland and Orkanger, Norway to accommodate our spoolbase facilities.
      We believe that our facilities are suitable for our needs and are well maintained. Operations at all manufacturing facilities are conducted five to seven days a week.

Marine Service Vessels
      As of December 31, 2005, we operate 13 pipelay, construction and diving support vessels. All vessels are owned by the Technip Group except for CSO Wellservicer which is under a long-term lease and CSO Marianos and Normand Pioneer which have been chartered, as shown in the following table. We also operate a fleet of work class and observation class ROVs, together with a range of burial and tooling assets. The following table presents information on our fleet as of December 31, 2005:

	Overall
	Length	Maximum Lifting Capacity	Diving
Name	(meters)	(metric tons)	System

Sunrise 2000	132	120 (3 cranes)	No
CSO Deep Blue	192	400 (3 cranes)	No
CSO Apache	123	85 (3 cranes)	No
CSO Wellservicer(1)	111	130 (2 cranes)	Yes
CSO Constructor	127	115 (3 cranes)	No
CSO Orelia	119	200 (2 cranes)	Yes
CSO Alliance	78	140 (3 cranes)	Yes
CSO Venturer	129	225 (2 cranes)	Yes
CSO Deep Pioneer	156	150 (2 cranes)	No
Normand Pioneer(1)	95	150 (A-Frame)	No
PS1	76	30 (1 crane) + 15 (1 crane)	Yes
PS2	93	50 (1 crane) + 30 (1 crane) + 15 (1 crane)	Yes
PS3	93	50 (1 crane) + 5 (1 crane)	Yes

(1)	These vessels are under a long-term lease agreement.
      In 2004, we exercised our option to purchase the CSO Deep Pioneer from Smit International as part of our effort to reinforce group capabilities in the Deepwater market. In addition, CSO Deep Blue pipelay system has been upgraded to allow installation of a 26 inch pipeline in shallow water, hence opening further the CSO Deep Blue market. A life extension program has been carried out on the CSO Venturer that should allow the vessel to operate for at least 10 more years in the growing Asia-Pacific market.
      In 2005, we sold CSO Marianos to Mermaid Maritime Ltd., but subsequently chartered the vessel back until January 5, 2006.
Dependence
      We use, on a project-by-project basis, the patents we hold primarily in the areas of offshore construction and ethylene plants.
      Petrochemical operations usually depend on the implementation of licenses belonging to third parties (such as UOP, APCI and BASF). Their implementation depends on the nature of the project and the fees are passed on to the customers.
      We are not dependent on any suppliers due to our policy of procurement through international tenders.

      In the same way, our large customer base means that we are not dependent on any one individual customer. Over the course of the last three years, our principal customers (representing over 5% of revenues) were as follows:

	Year ended
	December 31,

	2005	2004

Total revenues	5,376.1	5,140.9
Principal customers with the following percentages of revenues:
Customer A	6.7%	8.3%
Customer B	11.6%	7.4%
Customer C	4.4%	7.2%
Customer D	6.0%	4.5%
Customer E	3.0%	7.7%
Pledged Assets
      As of May 31, 2006, none of our material assets are pledged.
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
      We maintain protection and indemnity insurance with respect to all of our vessels. We carry hull and machinery insurance for our vessels covering total loss and significant repairs, including certain mechanical breakdowns. The total loss coverage under these policies is generally in an amount equal to the vessel’s appraised value. We also maintain insurance covers with respect to damages, which might arise from defective products or faulty installation. Among other types of insurance, we maintain property damage and business interruption insurance for our manufacturing units in our Offshore SURF and Offshore Facilities segments.
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

Fabrications Units & Engineering Centers
      In most jurisdictions, our fabrication units and Engineering centers may be subject to the prior granting of environmental licenses or permits or to prior notification. In order to improve our environmental performance, our main fabrication units and our main engineering centers are certified according to the ISO 14001 Standard for Environmental Management Systems. We use a limited variety of products and substances in our operations, some of which are potentially hazardous to public health and the environment and we continuously invest in plant and equipment to reduce consumption of raw and hazardous materials used in manufacturing and construction processes, as well as to recycle waste materials and minimize the impact of discharges to land, air or water.
      As a practical matter, no enterprise engaged in complex and geographically diverse operations such as ours can fully appreciate the nature and effect of judicial, legislative or regulatory developments relating to health, safety and environmental protection regulations applicable to our operations, as well as the technology and duration of time available to comply with those regulations. Nevertheless, we believe that recent or future European Regulations, which will apply to our activities should not have a significant negative impact on our activities or incur significant additional cost, such as the following regulations:

•	Directive 2003/87/ EC of October 13, 2003, establishing a scheme for greenhouse gas emission allowance trading within the Community has been transposed into national law by the European Union member states. Its provisions have been implemented since January 2005 through the allowance of CO2 emission quotas to a number of industrial sites for the period 2005-2007. The quotas will be revised for the period 2008-2012, however, the provisions of such update have not yet been decided;

•	Directive 2004/35/ EC of April 21, 2004, establishing environmental liability with regard to the prevention and remedying of environmental damage should be transposed into national law before April 30, 2007 and generally provide for the “polluter-pay” principle; and

•	The future regulation concerning the Registration, Evaluation, Authorization and Registration of Chemicals (“REACH”) has been adopted by the European Parliament at the reading on November 17, 2005. It could be adopted at the second reading in October 2006 and be implemented from April 2007. It would impose, in particular, on companies that manufacture and/or import chemicals to assess the risks resulting from the use of such chemicals and provide safety data regarding these products.

Fleet
      All vessels in our offshore fleet comply with the International Maritime Organization International Safety Management (ISM) Code. The nine vessels that we own and manage through our Aberdeen office comply with the Det Norske Veritas SEP Class (Safety and Environmental Protection) and are ISO 14001 certified.
      The hydrocarbons carried by vessels in our fleet are principally the supplies necessary to provide power, propulsion and support ancillary machinery. All of our vessels are in compliance with International Maritime Organization (“IMO”) codes regarding prevention of pollution and the crews conduct regular drills in emergency procedures with the equipment held onboard. As far as is possible, we use authorized/licensed contractors to segregate waste streams produced onboard for disposal.
      Our operations are also subject to numerous other government regulations, including those relating to the construction and equipping of offshore platforms and other offshore installations, marine vessel safety, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers.
      The maritime laws, diving and health and safety regulations of the jurisdictions in which we operate govern our operations in these areas. In the North Sea, these regulations govern working hours and a specified working environment for divers, as well as standards for diving procedures, equipment and diver health. The North Sea standards are one of the most stringent worldwide and form the basis around which our diving operations are conducted worldwide. In the absence of any specific regulation in other geographic locations, our Offshore SURF and Offshore Facilities segments adhere to their internal standards, which meet those set by the International Marine Contractors Association and the International Maritime Organization.

Engineering, Procurement, Construction, Management (“EPCM”) Project
      As in our Fleet activities, in most jurisdictions, activities related to construction of our projects may be subject to the prior granting of environmental licenses or permits or to prior notification. Change in law, rules and regulations during the execution of a contract may affect the execution or cost of our work and shall be treated as Changes in Works as per our contract agreement. On our main Engineering, Procurement, Construction (“EPC”) Project, we plan to implement an effective Environmental Management System (EMS) aligned with ISO 14001 throughout activities covered. This process will allow identifying and controlling environmental aspects and impact during project execution. Within operational Projects, management defines specific and achievable objectives shared with our clients and contractors and compliant with the laws and regulations of the country where the activities are carried out. Performance is then monitored through continuous reporting, analysis and auditing. This process allows evaluation and comparison of the various sites and projects in terms of implementation of the system and realization of the new initiatives.
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

Legal Risks Related to Environmental Matters
      We are subject to national and international agreements and conventions, which impose liability for environmental damage arising from fuel spills from plants, oil platforms, pipelines, storage tanks or vessels operated by us or our subcontractors, for which the Group maintains adequate insurance. Our operations are subject to the usual hazards inherent in providing engineering and construction services for the hydrocarbon/petrochemical industry, such as the risk of equipment failure, work accidents, fire or explosion. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage, pollution and environmental damage. We may be subject to claims as a result of these hazards. We may also be subject to claims resulting from the subsequent operations of facilities we have designed and/or delivered. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. In some of the jurisdictions in which we operate, environmental and workers’ compensation liability may be assigned to us as a matter of law. Clients and subcontractors may not have adequate financial resources to meet their indemnity obligations to us. Losses may derive from risks not addressed in our indemnity agreements or insurance policies, or it may no longer be possible to obtain adequate insurance against some risks on commercially reasonable terms. Failure to effectively cover ourselves against engineering and construction industry risks for any of these reasons could expose us to substantial costs and potentially lead to material losses. Additionally, the occurrence of any of these risks could damage our reputation.
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
      In 2003, we joined the Global Compact program launched by the United Nations, in which businesses commit to respect a set of core values regarding human rights, labor standards, the environment and anti-corruption. At the same time, and within the framework of our business segments, we underscored our determination to contribute to the quest for concrete answers to today’s pressing issues of sustainable development, corporate social and civic responsibility, and globalization.
      The Group’s commitment to sustainable development is an integral part of its strategic orientation and a cornerstone of its corporate mission for the years to come. It expresses itself in our values, giving them substance with the aim of promoting them within our sphere of influence.
     Corporate History
      We were incorporated under French law in 1958 by IFP to develop expertise in engineering and construction services. In 1994, we became a publicly traded company in France when our shareholders conducted a French retail and international institutional offering of our shares. In 1999, we carried out a corporate restructuring which transformed us into a pure holding company through the transfer of all of our engineering and construction operations to Technip France, a wholly owned subsidiary. In October 2001, we acquired directly and indirectly 98.36% of the share capital of the offshore engineering and construction group Coflexip. See “— Recent Major Acquisitions and Disposals — Merger with Coflexip”. At the same time, we listed American Depositary Shares on the New York Stock Exchange under the symbol TKP. In July 2003, Coflexip (of which we held 98.36%) was merged with us.
      The Technip Group is made up of 112 wholly owned subsidiaries and 92 other subsidiaries and affiliates in some 48 countries. Our registered and executive offices are located at 6-8 Allée de l’Arche, Faubourg de l’Arche — ZAC Danton, 92400 Courbevoie, France (telephone: (011-33-1) 4778 2121). For purposes of receiving process in the United States solely with respect to our obligations under the United States Securities Exchange Act of 1934, as amended, our agent is CT Corporation System, 111 Eighth Avenue, New York, NY, 10011, and the telephone number is (+1-212) 894-8500.
      We are organized as a société anonyme under French law. Under our articles of association (statuts), our corporate existence expires on April 20, 2057. The duration of our corporate existence may, however, be extended by our shareholders at an extraordinary shareholders’ meeting.
      We are a multinational group of companies. We own, directly or indirectly, 100% of most of our significant operating subsidiaries’ shares and voting rights, which have their own organization and management bodies, and are operated independently in compliance with the laws of their country of incorporation. For a list of our main consolidated subsidiaries, see Note 35 to our Consolidated Financial Statements.

Organizational Chart
Item 4A.     Unresolved Staff Comments
      Not applicable.

Item 5.	Operating and Financial Review and Prospects
Overview
      The following discussion is based on information derived from our Consolidated Financial Statements. Our consolidated financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. In addition, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” and elsewhere in this document. You should read the following discussion together with our Consolidated Financial Statements included in this annual report.
      Note 36 to our consolidated financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to us and reconciles our net income and shareholders’ equity.

General
      Taken as a whole, our operations are not seasonal because of our geographic diversity of operations and mix of upstream and downstream projects. Individual contracts, however, may be subject to seasonality, primarily due to the effect of weather conditions on construction activity, particularly in the North Sea and Canada. In addition, our upstream oil and gas activity is typically characterized as a cyclical industry. To date, however, our business in this sector has shown relatively steady growth, primarily due to relatively robust global economic conditions and a generally higher level of prices worldwide for hydrocarbons.

Changes in Scope of Consolidation
      We have made significant acquisitions and disposals, which are material to your understanding of our financial condition and results of operations. We describe below the principal changes in our scope of consolidation occurring between January 1, 2004 and December 31, 2005.

Year 2005
      In 2005, no material change in the scope of consolidation occurred. Only three entities entered the consolidation scope, Technip South Africa (subsidiary controlled at 51%), Technip Marine Sdn. Bhd (subsidiary controlled at 90%) and Technipetrol Hellas (subsidiary controlled at 99%).
      2005 has also been characterized by the closure of pharmaceutical activities in the U.S through the liquidation in progress of Technip BioPharm at the end of July 2005, the disposal of Technip Engineering Brunei on September 30, 2005 and the sale of our 83.75% interest in Technip Portugal to its management at the end of December 2005, without any significant impact on net income from continuing operations.
      Over the year 2005, new legal entities have been created to support contracts in joint ventures: CTJV and CTEP (Qatargas 2) in Qatar, CTJV and CTEP (Rasgas 3) also in Qatar, Yemgas FZCO in Yemen, Technip Consortium (Dung Quat) in Vietnam, HT JV (Koniambo) in New Caledonia and TPVI (Hovensa) in the U.S. Virgin Islands.

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

Critical Accounting Policies
      Our significant accounting policies are more fully described in Note 1 to our Consolidated Financial Statements. However, certain of our accounting policies are particularly important to your understanding of our financial position and results of operations. Because the application of these policies requires the exercise of significant judgment by us, their application is subject to an inherent degree of uncertainty. We believe that the following critical accounting policies require significant judgments by us and affect estimates used in the preparation of our Consolidated Financial Statements.

Revenue and Cost Recognition
      Because most of our revenues are generated under long-term contracts, the performance of which generally exceeds two fiscal years, the manner in which we recognize revenues and costs on these contracts is material to your understanding of our financial condition and results of operations.
      Backlog represents the total amount of revenues we expect to recognize in the future as a result of performing work under signed contracts on which we have received a down-payment and for which our client has arranged financing, where applicable. Typically, on multi-annual contracts, no more than approximately 25% of the revenue from a new contract is recognized within the first year from the date of the order intake of that contract. Consequently, the amount of revenue recognized during the fiscal year in which order intake occurs depends not only on the size of a contract but also on how late in the fiscal year the order intake occurred in order for earned income to be generated prior to the end of the fiscal year. The majority of our revenue is generated by two-to three-year contracts, with earned revenue recognized according to the percentage of completion of the various items of the contract.
      Our revenue recognition accounting policy is based on the percentage-of-completion method on a contract-by-contract basis, except for some non-significant contracts for which revenue is recognized when the service has been rendered. Use of the percentage-of-completion method requires us to make estimates of our future gross margin under the related contract. We estimate future gross margin based on a combination of factors, including periodic project management reviews, our experience in the businesses and in the geographical region in which we operate, and market condition in that region. From the signing of lump-sum turnkey long-term contracts to the completion of early phases such as engineering design, confirmation of significant orders and assurance that field conditions are satisfactory, it is necessary to firmly assess identified risks and to estimate with sufficient precision the total future costs as well as the expected timetable. As a result, we recognize the related positive gross margin once the projected gross margin can be estimated more precisely, contract by contract.
      In accordance with our procedures, throughout the lives of our long-term contracts we review and periodically revise their gross margins. For further information, see Note 1C(b) to our Consolidated Financial Statements.

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

Impairment tests of Goodwill
      Goodwill is no longer amortized but is tested for impairment at least annually and whenever there is an indication that it may be impaired. This impairment test enables to determine whether its carrying amount does not exceed its recoverable amount. Goodwill is allocated to cash-generating units (CGU) for the purpose of impairment testing. Each of these CGU corresponds to the Group’s businesses, representing independent cash-generating flows. The recoverable amount is the higher of selling prices and values in use related to CGU. The latter corresponds to the discounted future cash flows forecasted for these CGU.
      We also perform sensitivity analyses on main assumptions with regards to impairments tests, in order to make sure that no reasonable change of an hypothesis on which the Group has determined its CGU’s recoverable value, jeopardizes the conclusions of these impairment tests.

Stock-Based Compensation
      In accordance with IFRS 2, stock options correspond to services granted to holders and represent an additional benefit given by the Group. This supplementary benefit is recognized as follows: the fair value of the granted stock options — corresponding to the services rendered by the employees against the options received — is estimated at the grant date and recorded under the equity line item.
      The fair value of the stock options is evaluated as per the Cox Ross Rubinstein binomial model. That model takes into account the features of the stock option plan (net price, period of exercise), the market data at the grant date (risk-free rate, volatility, share price) and behavioral assumptions on stock options’ holders.

Contingent Liabilities
      We are involved in legal or arbitration proceedings in the ordinary course of our business. Due to the uncertainty inherent in such matters, it is often difficult to predict the final outcome. The cases and claims against us often raise difficult and complex legal issues. We accrue a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

Recently Issued Accounting Pronouncements

Inventory Costs
      In November 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151 “Inventory Costs — an amendment to ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight and re-handling costs, be recognized as current-period charges, regardless of whether they meet the criterion of so abnormal as stated in ARB 43. SFAS 151 also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

      SFAS 151 is effective for accounting periods beginning after June 15, 2005. The Group has adopted SFAS 151 since January 1, 2006.
      We do not anticipate that the adoption of SFAS 151 will have a material impact on our financial position, cash flows or results of operations.

Non-Monetary Asset Exchange
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 Exchanges of Non Monetary Assets — an Amendment of APB Opinion No. 29 “Accounting for Non Monetary Transactions”. SFAS 153 eliminates the Accounting Principles Board Opinion No. 29 exception for non monetary exchanges of similar productive assets and replaces it with an exception for exchanges of non monetary assets that do not have commercial substance. SFAS 153 specifies that a non monetary exchange has a commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.
      SFAS 153 is effective for non monetary asset exchanges occurring in accounting periods beginning after June 15, 2005. We have adopted SFAS 153 since January 1, 2006. The provisions of SFAS 153 are required to be applied prospectively.
      We do not anticipate that the adoption of SFAS 153 will have a material impact on our financial position, cash flows or results of operations.

Share-Based Payments
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”). SFAS 123R, which is a revision of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and amends FAS 95 “Statement of Cash Flows”. Under SFAS 123R, share-based payments to employees and others are required to be recognized as an expense in the income statement based on their fair value. Pro forma disclosure is no longer a permitted alternative.
      During 2005, the FASB issued FSP 123R-1, FSP 123R-2 and FSP 123R-3. These FSPs detail the various aspects of the implementation of SFAS 123R.
      We have adopted SFAS 123R since January 1, 2006 for U.S. GAAP purposes.
      In March 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretation in SAB No. 107 “Share-Based Payment” (SAB 107) expresses views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004) “Share-Based Payment” (Statement 123R). In particular, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies.

Accounting Changes and Error Corrections
      In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 applies to all voluntary changes in accounting principles and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. Previously, most voluntary changes in accounting principles were recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principles. SFAS 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived non financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. Previously, such changes were reported as a change in accounting principle.

      SFAS 154 is effective for accounting changes and corrections of errors made in accounting periods beginning after December 15, 2005.
      We have adopted SFAS 154 since January 1, 2006.

Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method
      In July 2005, the FASB issued FSP APB 18-1 (“FSP APB 18-1”) “Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence”. The FSP requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor.
      We have adopted the provisions of FSP APB 18-1 in the reporting period since January 1, 2006. The Group does not except the adoption of FSP APB 18-1 to have a material impact on its consolidated financial position or results of operations.

Segment Reporting
      The objective of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” is to provide users of financial statements information about the different types of business segments in which a company engages and the different economic environments in which it operates. Our management has structured our operations into five business segments that we utilize as reporting segments. These sectors are our Offshore SURF segment, Offshore Facilities segment, the Onshore-Downstream segment, which includes our hydrocarbons activities, our Industries segment, which include of our non-hydrocarbon businesses and our Corporate segment.
      In 2004, we had only three segments: Offshore, Onshore-Downstream and Industries. Within our Offshore segment, we reported revenues and operating income for our Offshore SURF and Offshore Facilities segments. In 2005, we decided to categorize our Offshore SURF and Offshore Facilities segments as two separate segments to reflect our internal reporting. For convenience, 2004 figures have been recalculated accordingly to allow for a comparison between 2004 and 2005.
      In 2004, we categorized revenues by geographic region, which included the region “Africa and the Middle East”. In order to reflect the increasing weights of Africa and the Middle East in our operations, we have reorganized our internal reporting to distinguish these two geographical regions separately. This region has, therefore, been split into two zones: “Africa” and the “Middle East”. For convenience, 2004 figures have been recalculated to allow for a comparison between 2004 and 2005.

Foreign Currency Exposure
      We operate under long-term contracts that are frequently denominated in currencies other than our functional currency, the euro. As of December 31, 2005, revenues from contracts denominated in non-euro currencies were approximately 74.6% of our total revenues, of which 50.8% were denominated in U.S. dollars. Approximately 36.5% of our operating expenses during this period were denominated in U.S. dollars and significant amounts were also denominated in Japanese yen, British pound sterling, Malaysian Ringitt, Brazilian Real and Norwegian Crown. For a detailed description of our exposure to foreign currencies and currency hedging instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
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
      Note 1 to our consolidated financial statements describes the accounting principles related to foreign currency transactions.
Outlook for 2006
      Our 2006 objectives as announced on February 16, 2006 were to reach the following annual targets for 2006:

•	an annual operating income margin ratio in excess of 5%; and

•	annual revenues of about €6.8 billion.
      On February 23, 2006, we mentioned that earnings growth should resume significantly in 2006.
      On April 28, 2006, we indicated that overheating of the oil and gas chain was leading to a continuing increase of raw material and equipment prices, stretched construction and installation capacities and longer equipment delivery lead times. These in turn were creating growing uncertainties in the market and increased contract execution risk.
      On May 18, 2006, we indicated that we were targeting a full year 2006 operating income of at least €340 million, and that this was now a challenging target given the tensions developing in global manufacturing and construction capacities.
      As a result, no assurances can be given that we will achieve our objectives and targets, which are not statements of historical fact, and are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated. See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors.”
      The Group’s operating income is primarily derived from the margin obtained from contracts under execution. The actual outcome of any given contract is estimated and regularly updated based upon periodic analyses of projected project costs and revenues at contract termination.
      It is the Group’s opinion that these estimates and updates become more accurate as the contract execution progresses and a growing percentage of actual costs and revenues are identified. It is for this reason that the Group generally does not begin to recognize margin generated from contracts under execution until they have reached a certain level of completion, generally between 20% and 25%. For this reason, the size and timing of order intake in any given year may generally have a material, delayed impact on the Group’s operating income in future years. For example, it is expected that the exceptionally high level of order intake in 2005 may have only a marginal impact on operating income in 2006 as relatively few of these contracts will pass the 20% to 25% benchmark during the first year of execution.
Recent Developments
      On February 23, 2006, we announced early redemption of all outstanding convertible/exchangeable bonds issued in January 2002. Most bondholders opted to convert/exchange their bonds into Technip shares. As a result, 11,592,066 Technip shares were newly issued on March 23, 2006.
      On April 28, 2006, our shareholders granted the Group the authority to repurchase up to 10% of our outstanding capital. Subsequently, the Group began repurchasing our shares beginning May 3, 2006. From that date through the close of business on June 14, 2006, the Group had repurchased 4,984,474 shares for a combined value of €223.5 million.

      On May 18, 2006, we announced the following unaudited results, expressed according to IFRS, for the three-month period ended March 31, 2006 as compared to first quarter 2005 numbers:

•	€11,627 million in backlog for the period ended March 31, 2006, an increase of 61.8% over the €7,184 million recorded for the period ended March 31, 2005;

•	€1,574 million in revenues, an increase of 31.1% compared to the first quarter of 2005 where we recorded €1,201 million in revenues;

•	€54 million in operating income, including a capital gain of €22 million related a sale of assets in the U.S., an increase of 7.1% compared to €50 million during the first quarter of 2005;

•	net income of €25.3 million in net income, a 16.6% improvement over the €21.7 million recorded in the first quarter of 2005;

•	fully diluted earnings per share of €0.31 per share, an improvement of 22.6% compared to the €0.25 per share recorded in the first quarter of 2005 after adjustment to take into account the 4-for-1 share split which occurred on May 13, 2005; and

•	fully diluted earnings per ADS of U.S.$0.38 per share, a 22.6% increase from the U.S.$0.31 per ADS recorded in the first quarter of 2005 after adjustment to take into account the 4-for-1 share split which occurred on May 13, 2005.
Results of Operations for the Year Ended December 31, 2005, Compared to the Year Ended December 31, 2004

Revenues
      In 2005, we had consolidated revenues of €5,376.1 million, an increase of 4.6% from revenues of €5,140.9 million in 2004. Our revenues are largely comprised by revenues of our three largest segments, our Onshore-Downstream segment, our Offshore SURF segment and our Offshore Facilities segment. In our Onshore-Downstream segment in 2005, among the largest contributors to revenues, due to the size and status of progress on these contracts, were GTL (Qatar), Gonfreville (France), NEB (Abu Dhabi), HDT (Saudi Arabia), Nigeria Trains IV and V, Takreer (Abu Dhabi) and Otway (Australia). In 2005, our Offshore SURF segment accounted for 33% of revenues and our Offshore Facilities segment accounted for 19% of revenues, compared to 28% and 21%, respectively, in 2004.
      Backlog. We define backlog as the remaining portion of ongoing contracts’ sale price recognized in the future. Our backlog was €11,169.5 as of December 31, 2005 compared to €6,779.0 as of December 31, 2004. Geographically, 46% was in the Middle East region, 18% in Africa, 19% in the Americas, 9% in Asia-Pacific and 8% in Europe, Russia, Central Asia. By business segment, as of December 31, 2005, 24% of our backlog was in Offshore SURF, 11% in Offshore Facilities, 64% in Onshore-Downstream and 1% in Industries.
      The backlog of our Offshore SURF segment was €2,687.9 million as of December 31, 2005, an increase of 44.5% from the €1,859.9 million as of December 31, 2004. In 2005, €1,206.7 million related to our Offshore Facilities segment, an increase of €944.4 million in 2004. In 2005, 47% of the backlog of Offshore SURF was driven in Africa by projects as Agbami (Chevron Texaco) in Nigeria, Dalia UFL (Total) and Block 18 (BP) in Angola. In the Offshore Facilities segment, the Africa region accounted for 44% of the backlog with contracts as Akpo FPSO (Chevron Texaco), East Area (ExxonMobil) and Amenam Phase 2 (Total) in Nigeria, and Dalia FPSO (Total) in Angola.
      Backlog for our Onshore-Downstream segment amounted to €7,126.9 million, increasing from €3,758.4 million, or 89.6% compared to December 31, 2004. Within our Onshore-Downstream segment, 70% of backlog was driven by projects in the Middle East region with contracts as the LNG trains of Rasgas III and Qatargas II in Qatar and the one in Yemen, the ethylene of Yanbu in Saudi Arabia, Ras Laffan in Qatar, Pic-Dow in Kuwait and Kharg in Iran. In the Asia-Pacific, the backlog is mainly driven by the refinery Dung Quat in Vietnam and the Gas Otway treatment unit (Woodside) in Australia in force in 2004. In Europe, Russia, Central Asia, the main contracts are Train VI of LNG in Nigeria and Gonfreville Total (France). In America, the backlog is driven by the two CNRL contracts in Canada, the LNG terminal in Freeport (Texas), which came in force in 2004, Valerio Hydrogen in the United States and Hovensa in the U.S. Virgin Islands.
      Backlog for our Industries segment amounted to €148.0 million compared to €216.3 million as of December 31, 2004. Within our Industries segment, backlog consisted principally of several services and construction contracts for the pharmaceutical, chemical, electricity, metal industries, cement, aero-spatial and industrial spaces.

Revenues by Segment
      Offshore SURF. Our Offshore SURF segment accounted for €1,797.6 million, or 33.4% of total revenues in 2005 compared to €1,422.1 million, or 27.7% in 2004. In 2005, the main projects were Dalia UFL (Total) in Angola, Simian Sapphire (BG) in Egypt, Baobab (CNR) in Ivory Coast and Bonga (SBM) in Nigeria for the Africa region; Bidao (Petrobras) in Brazil and White Rose (Husky) in Canada for Americas; Snohvit (Statoil), Alvheim (Marathon) in the Norwegian sector of the North-Sea; Tweedsmuir (Talisman) and Rhum (BP) in the British sector.
      Offshore Facilities. Our Offshore Facilities segment accounted for €1,013.4 million, or 18.9% of total revenues in 2005 compared to €1,066.6 million, or 20.7% in 2004. In 2005, the main contracts were Shah Deniz (BP) in Azerbaijan, East Area (ExxonMobil) in Nigeria, Dalia FPSO (Total) in Angola, Akpo FPSO (Total) and Amenam Phase 2 (Total) in Nigeria for Africa; Kikeh DTU (Murphy Oil) in Malaysia and Otway Platform (Woodside) in Australia for the Asia-Pacific region; Constitution (Kerr McGee) in the United States and P51/ P52 (Petrobras) in Brazil for Americas.
      Onshore-Downstream. Our Onshore-Downstream segment accounted for €2,318.2 million, or 43.1% of total revenues in 2005, compared to €2,384.1 million or 46.4% in 2004. The major contributors were GTL (Qatar), Gonfreville (France), NEB (Abu Dhabi), HDT (Saudi Arabia), Nigeria Trains IV and V, Takreer (Abu Dhabi) and Otway (Australia). The contribution of contracts recently put in force mainly related to Qatargas II, CNRL (Canada) and Freeport (U.S.A.).
      Industries. The Industries segment accounted for net sales of €246.9 million, or 4.6% of total revenues in 2005, as compared to €268.1 million, or 5.2% of total net revenue in 2004. Sales in 2005 derived from contracts in the pharmaceutical industry, chemical industry, Middle East construction of electricity generation plants and several contracts for the cement, metals and aerospace industries.

Revenues by Geographic Area
      Europe, Russia, Central Asia. During 2005, our operations in Europe, Russia, Central Asia generated €1,382.9 million in sales, or 25.7% of total revenues, compared to €1,278.9 million in sales or 24.9% of total revenues in 2004. The principal contributors to sales in this region in 2005 were in our Offshore SURF segment Tweedsmuir (Talisman) and Rhum (BP) in the British sector of the North-Sea, Snohvit (Statoil) and Alvheim (Marathon) in the Norwegian sector. The contract Shah Deniz (BP) in Azerbaijan was the main contributor of our Offshore Facilities segment in this region. Additionally, sales recorded from our Onshore-Downstream segment in this region included Gonfreville (Total France), MOH Refinery (Motor Oil Hellas, Greece) and FCC Dunkerque (Total France). Finally, the Industries segment in this region mainly related to the project Termoli (Energia) in Italy.
      Africa. Sales generated from our activities in Africa during 2005 amounted to €1,258.4 million or 23.4% of total revenues, compared to €1,285.1 million or 25.0% of total 2004 revenues. The main contributors in Offshore SURF segment were Dalia UFL (Total) in Angola, Simian Sapphire (BG) in Egypt, Baobab (CNR) in Ivory Coast and Bonga Mooring (SBM) in Nigeria. The principal Offshore Facilities contracts contributing to sales in this region in 2005 were East Area (ExxonMobil), Akpo FPSO (Total) and Amenam Phase 2 (Total) in Nigeria, and Dalia FPSO (Total) in Angola. Our Onshore-Downstream segment and Industries segment in this area represented €237.6 million or 19% of total revenues compared to 19% last year. Our principal Onshore-Downstream contracts in this region were Nigeria Trains IV, V and VI and Sasol GTL in South Africa.

      Middle East. Sales generated from our activities in Middle East during 2005 amounted to €1,108.1 million or 20.6% of total revenues, compared to €1,268.6 million or 24.7% of total 2004 revenues. Our Onshore-Downstream segment in this region represented €1,051.5 million or 95% of total revenues in 2005 compared to 96% in 2004. Our principal Onshore-Downstream contracts in this area were Oryx GTL and Qatargas II in Qatar, Takreer and NEB in United Arab Emirates and HDT Riyadh in Saudi Arabia.
      Asia-Pacific. Our operations in the Asia-Pacific region generated sales of €583.4 million, or 10.9% of 2005 total revenues compared to €378.9 million in 2004. Our principal contributors to Offshore SURF and Offshore Facilities segments are Kikeh DTU (Murphy Oil) in Malaysia and Otway Platform (Woodside) in Australia. The principal Onshore contracts contributing to sales in this region in 2005 were Otway (Woodside) in Australia and SMPO Nanhaï (Styrene and polyols complex) in China.
      Americas. Sales generated from our activities in the Americas represented €1,043.3 million or 19.4% of 2005 revenues, compared to €929.4 million in 2004, or 18.0% of total revenues in 2004. Sales in this region are particularly tied to Offshore operations in Brazil and the Gulf of Mexico, with notably contracts for the engineering and construction of Spar production platforms for Constitution (Kerr McGee) and P52 (PETROBRAS) in Brazil as well as the integrated SURF projects Biado (Petrobras) in Brazil and White Rose (Husky) in Canada. The project Freeport in the United States and the hydrogen plants in North America contributed mainly to the revenues of the Onshore-Downstream segment.

Cost of Sales
      Our cost of sales was €4,818.0 million in 2005, compared to €4,577.8 million in 2004. Our Onshore-Downstream, Offshore SURF and Offshore Facilities segments each accounted for about 44.1%, or €2,123.1 million, 32.3%, or €1,553.9 million and 19.1%, or €922.1 million, of our cost of sales, respectively. The major component was payroll, study costs and external costs such as equipment purchases or construction subcontracting.

Research and Development Expenses
      Research and development expenses remained flat in 2005 at €29.4 million compared to €30.2 million in 2004.

Selling and Administrative Costs
      Our selling and administrative costs during 2005 were €308.2 million (or 5.7% of revenues) compared to €288.4 million (or 5.6% of revenues) incurred in 2004.

Other Operating Income and Expenses
      In 2005, other operating income and expenses were €32.6 million and (€22.1) million respectively.

Income/(Loss) from Operations
      The primary operating performance measure for our business segments is income/(loss) from operations which we disclose on the face of our consolidated statement of operations included in the Consolidated Financial Statements. We believe that income/(loss) from operations is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis.
      Our income from operations amounted to €231.0 million in 2005 compared to €233.6 million in 2004.
      Income/(Loss) from Operations by Segment (“operating margin”). Below we present operating income margin by business segment for 2005 and 2004. We have defined segment operating income margin as segment income from operations divided by segment revenues.
      Our Offshore SURF segment generated an income from operations of €118.8 million (or 6.6% of revenues) compared to €146.5 million (or 10.3% of revenues) in 2004.

      Our Offshore Facilities segment generated an income from operations of €27.1 million (or 2.7% of revenues) compared to €17.5 million (or 1.6% of revenues) in 2004.
      Our Onshore-Downstream segment generated an income from operations of €88.3 million (or 3.8% of revenues) compared to €92.1 million (or 3.9% of revenues) in 2004.
      Our Industries segment generated an income from operations of €6.0 million (or 2.4% of revenues), compared to a loss of €7.1 million in 2004 or -2.6% of revenues. During the year 2004, Industries segment income from operations suffered from costs linked to the start-up of Technip BioPharm in the United States and a difficult contract in the Middle East.
      Our Corporate segment generated a loss from operations of (€9.2) million, including (€5.4) million of stock option charge.
      Income/ (Loss) from Operations by Geographic Region. Below we present income/ (loss) from operations and operating income margins for 2005 and 2004. We have defined operating income margins as income from operations divided by segment revenues for a given zone.

	2005	2004

	(in € millions)
Income/(Loss) from Operations by Geographic Region
– Europe, Russia, Central Asia	162.2	84.5
– Africa	(42.5)	79.3
– Middle East	50.5	17.9
– Asia-Pacific	27.2	38.8
– Americas	33.6	13.1

Total	231.0	233.6
Less:
Financial Income	20.0	14.3
Financial Expense	(108.8)	(80.7)
Income of Equity Affiliates	1.3	1.2
Less:
Income Tax	(43.5)	(54.2)
Income/ (Loss) from Discontinued Operations	(5.0)	—
Minority Interests	(1.7)	(2.4)
Net Income (Shareholders of Parent Company)	93.3	111.8
      In Europe, Russia, Central Asia, we generated an income from operations of €162.2 million in 2005 (11.7% operating income margin) compared to €84.5 million (6.6%) in 2004. The Offshore SURF segment have performed well in the North Sea region. The Onshore-Downstream segment contribution comes from the projects MOH Refinery in Greece, HDT in Turkmenistan and several contracts performed in Spain and France in Gonfreville and Lavera.
      In Africa, we generated a loss from operations of €42.5 million in 2005 (-3.4% of operating income margin) compared to an income of €79.3 million in 2004 (6.2% operating income margin). The Onshore-Downstream segment contribution to the income from operations of the region reflects in large part the contracts realized in Nigeria and South Africa. The Offshore SURF operating margins were impacted by the execution of a subsea pipeline contract which led to substantial cost overruns.
      In the Middle East, we generated an income from operations of €50.5 million in 2005 (4.6% of operating income margin) compared to €17.9 million in 2004 (1.4% operating income margin). The Onshore-Downstream segment contribution to the income from operations of the region reflects the contracts realized in Qatar, Saudi Arabia, Iran, Oman and Abu Dhabi. The increasing contribution of the Offshore Facilities was mainly due to growing activity in the region and to reversals of provisions on contracts completed (Soroosh Noroosh and Al Rayan).

      In Asia-Pacific, we generated an income from operations of €27.2 million in 2005 (4.7% operating income margin) compared to €38.8 million in 2004 (10.2% operating income margin). For the Onshore-Downstream segment, the situation in this region reflects in large part to BP SECCO in China, Otway in Australia and the starting-up of Dung Quat in Vietnam.
      In the Americas, we generated an income from operations of €33.6 million in 2005 (3.2% operating income margin) compared to €13.1 million in 2004 (1.4% operating income margin). For the Offshore SURF segment, the income from operations reflects an increasing activity in the Gulf of Mexico and in Brazil, successful completion of installation for numerous projects and contracts such as White Rose in Canada and Bidao in Brazil.

Financial Result
      We had a net financial loss of €88.8 million in 2005 compared to 66.4 million in 2004. This line item does not include financial revenue on positive cash balances of individual contracts, which we account under revenues. In 2005 and 2004, financial revenues from these sources contributed €31.4 million and €9.9 million respectively.

Share of Income/(Loss) of Associates Accounted for Using the Equity Method
      We had income from equity affiliates of €1.3 million in 2005, compared to €1.2 million in 2004, essentially derived from Nargan.

Income Tax Expense
      Our income tax expense for 2005 amounted to €43.5 million, for an income before tax and after income/(loss) from discontinued operations of €138.5 million, compared to an income tax of €54.2 million in 2004. Compared to the generally applicable French corporate income tax rate of 34.93%, our effective income tax rate amounted to 31.41% in 2005 and 32.19% in 2004.
      Deferred income taxes are recognized in accordance with IAS 12, using the liability method (use of the last forecast tax rate voted at the closing date), on all temporary differences at the balance sheet date, between the tax bases of assets and liabilities and their carrying amounts for each Group’s company.
      Deferred income taxes are reviewed at each balance sheet date to take into account any effect of changes in tax law and in the prospects of recovery.
      Note 6 to our consolidated financial statements describes our income tax expense, our deferred income tax, our tax loss carry-forwards and our tax credits.

Minority Interests
      Minority interests in our earnings amounted to (€1.7) million in 2005, compared to (€2.4) million in 2004.

Net Income/(Loss)
      The net consolidated income attributable to shareholders of the parent company for 2005 was €93.3 million, compared to €111.8 million in 2004.
Cash Flows

2005 compared to 2004
      Cash flow from operating activities. We recorded positive cash flow from operating activities of €893.9 million in 2005 compared to positive cash flow from operating activities in 2004 of €397.8 million.
      Cash flow from operations amounted to €275.8 million compared to €307.9 million in 2004. In 2005, amortization and depreciation of tangible and intangible assets totaled €143.3 million, compared to €142.1 million in 2004. Cash flow from operating activities deducts income of equity affiliates (net of dividends) from net income, which was €(0.6) million in 2005 compared to (€1.2) million in 2004. Cash flow from operating activities also adds back gains or losses on disposal of fixed and financial assets, which was a gain of

€10.4 million in 2005 compared to a loss of €9.2 million in 2004. Net changes in operating assets and liabilities had a positive impact of €618.1 million compared to €89.9 million in 2004 on the Group cash.
      Cash flow from investing activities. Net cash used in investing activities was €144.6 million in 2005 compared to €128.3 million in 2004.
      Total capital expenditures on intangible assets, property, plant and equipment, were €170.5 million in 2005, compared to €123.8 million in 2004.
      Proceeds from the disposal of fixed assets and investments amounted to €22.0 million in 2005 compared to €22.9 million in 2004.
      The cash increase of €4.8 million in 2005 compared to a decrease of €27.4 million in 2004 from changes in scope of consolidation represents the cash balances of companies acquired or disposed of measured as of the date of acquisition or disposal. In 2005, this amount related to the treasury linked to the entries of Technip South Africa for €2.4 million and Technipetrol Hellas for €3.2 million.
      Cash flow from financing activities. Net cash used in financing activities totaled €78.4 million in 2005 compared to net cash generated of €304.8 million in 2004. This variation related primarily to the issue of a bond loan in May 2004 for an amount of €650.0 million. Other financing activities using cash in 2005 were our payment of a dividend amounting to €32.0 million, the decrease in borrowings for €90.1 million, the capital increase for €63.8 million and €20.1 million in our treasury share buy backs.
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
      We estimate that capital expenditures for our fiscal year 2006 will be approximately €235 million. Our budgeted investments will be principally €200 million for our Offshore SURF segment, with the construction of a new vessel and the extension of our Brazilian plant. Capital expenditures amounted to €170.5 million in 2005, compared to €123.8 million in 2004 and a 2005 budget of €147.0 million. Capital expenditures were above budget due to good control of our projects and also due to some slippage in 2005.

      We define our working capital requirements as indicated in the table below. Our definition of working capital requirements may not be comparable to the definition of working capital requirements employed by other companies.

	December 31,

	2005	2004

	(in € millions)
Construction Contracts — Amounts Due From Clients	585.0	400.6
Inventories	101.0	87.2
Advances Paid to Suppliers	266.9	249.3
Trade Receivables	440.0	349.0
Current Income Tax	51.8	98.5
Other Current Receivables	283.6	461.3
Less:
Current Provisions	(133.4)	(121.5)
Advances Received	(1,636.9)	(915.6)
Construction Contracts — Amounts Due From Clients	(35.5)	(33.1)
Trade Payables	(978.1)	(852.5)
Current Income Tax	(34.9)	(18.7)
Other Current Payables	(707.1)	(771.7)

Working Capital Requirements	(1,797.6)	(1,067.2)

      Our working capital requirement as of December 31, 2005 was €(1,797.6) million, compared to €(1,067.2) million as of December 31, 2004. The increase in working capital requirements in 2005 was primarily due to increased overall activity levels and resulting operating cash flows. Our capital expenditures and cash paid for acquired businesses in 2005 was €170.5 million compared to €123.8 million in 2004. In 2005, disposal of assets amounted to €22.0 million and mainly included the disposal of the CSO Marianos Vessel. In 2004, disposal of assets amounted to €22.9 million and included the sales of a building in Boulogne (France) and buildings in Westhill (UK) and the sales of investments of EHR, IG SpA and 75% of KTI.
      Net cash flow from operating activities was €893.9 million in 2005, compared to €397.8 million in 2004. See “— Cash Flows”, above. Our cash and cash equivalents increased by €753.8 million to €2,187.8 million from €1,434.0 million at the end of 2004. See “— Cash Flows”, above. Our cash in-hand and access to other sources of funds is sufficient to meet our anticipated operating and capital expenditure requirements.
      For each construction contract, the accumulated costs incurred, as well as the gross margin recognized at the contract’s percentage of completion (plus accruals for foreseeable losses if needed), after deducting the progress payments invoiced to the client, are shown on the asset side under the “Construction Contracts — Amounts Due from Clients” if the balance of those combined components is a debit; if the balance is a credit, these are shown on the liability side under the “Construction Contracts — Amounts Due to Clients” line item. Construction Contracts — Amounts Due from Clients increased to €585.0 million as of December 31, 2005, compared to €400.6 million as of December 31, 2004. Construction Contracts — Amounts Due From Clients increased from 33.1 million in 2004 to €35.5 million in 2005. Progress payments made by customers related to unrealized works are recognized under the “Advances Received” liability item. Advances received amounted to €1,636.9 million as of December 31, 2005, compared to €915.6 million as of December 31, 2004.
      Our inventories as of December 31, 2005 amounted to €101.0 million, compared to €87.2 million as of December 31, 2004. Inventories reflect principally the flexible piping and other manufacturing activities of our Offshore SURF and Offshore Facilities segments.
      Shareholders’ equity (Group part) as of December 31, 2005, before distribution of dividends related to the profit for the year, was €1,953.7 million, compared to €1,851.6 million, as of December 31, 2004. In total, our management believes that shareholders’ equity is adequate to finance our fixed assets and provides a sound financial basis for the Group.

      Our total current and non-current provisions amounted to €239.7 million as of December 31, 2005, compared to €236.8 million as of December 31, 2004, and provide coverage for contract risks, risks associated with litigation, pension costs and general business risks.
      On February 23, 2006, we announced the early redemption of all outstanding convertible/exchangeable bonds issued in January 2002, which resulted in an increase of the Group’s net cash position of approximately €600.0 million.
      On April 29, 2004, we raised a €850.0 million new bank revolving facility with a five-year facility to replace two of the authorized unused and confirmed credit lines. On June 2005, we amended this bank revolving facility with an extended maturity to June 20, 2005 and reduced financial charges.
      In addition, we have negotiated two bank credit facilities (each for a €125 million amount) with expiry dates of May 26, 2010 and June 27, 2010 respectively.
      On May 19, 2004, we launched the issue of a €650.0 million seven-year bond maturing on May 26, 2011 with a 4.625% interest rate. The bond issue purpose is for general corporate needs with a view to reinforcing the Group’s financial structure without waiting for the January 1, 2007 maturity of its outstanding convertible bonds by taking advantage of the historically low long-term interest rate environment.
      As of December 31, 2005, the Group had unused and confirmed multicurrency credit lines of approximately €1,136 million. Approximately €1,100 million of this amount is available beyond December 31, 2006. At year-end 2005, we had outstanding commercial paper (one to three month maturity) in a principal amount of €150 million under a program registered with the “French Central Bank” and authorized in a maximum amount of €600 million. We believe that these, together with cash on hand and marketable securities, provide us with adequate operating liquidity.
      As of December 31, 2005, our non-current assets amounted to €3,334.5 million, including fixed assets of €771.3 million, consisting principally of our construction fleet (€386.7 million) and property used for office space and production. As of December 31, 2004, our non-current assets amounted to €3,337.7 million, including fixed assets of €736.5 million, consisting principally of our construction fleet (€408.5 million) and property used for office space and production. See “Item 4. Information on Technip — Property, Plant and Equipment”.
      As of December 31, 2005, our total financial debt amounted to €1,519.7 million, of which the current portion totaled €214.4 million. The current portion of our financial debt was composed of €150.0 million of commercial papers (terms from one to three months), bank overdrafts and other short-term bank facilities for €39.2 million, accrued interests on convertible bonds, bond loan and several bank borrowings for €24.2 million and the short-term part of refundable advances (term less than one year) for €1.0 million. As of December 31, 2005, our non-current financial debt amounted to €1,305.3 million, and was comprised principally of our convertible bonds of €650.1 million (after repurchases in 2002 through 2005), as well as €650.0 million for the bond loan issued on May 26, 2004. A part of the bond issue proceeds was used to repay part of the convertible bonds and the remaining part of the credit facility for the acquisition of Aker Maritime ASA Deepwater Division. For additional information regarding our convertible bonds see Notes 23 and 34 to our Consolidated Financial Statements. Approximately 97% of our non-current debt is denominated in euro.
      As of December 31, 2004, our total financial debt amounted to €1,600.7 million, of which the current portion totaled €192.0 million. The current portion of our financial debt was composed of €150 million of commercial paper, the current portion of other long-term debt of €1.5 million, and €15.8 million in overdrafts and short-term lines of credit and accrued interest on convertible bonds and the bond issue of €24.7 million (OCEANE and bond loan of May 2004). As of December 31, 2004, our non-current financial debt amounted to €1,408.7 million, and was comprised principally of our convertible bonds of €670.9 million (after repurchases in 2002 through 2004), as well as €650.0 million for the bond loan of May 26, 2004. A part of the bond issue proceeds was used to repay part of the convertible bonds and a part of the credit facility for the acquisition of Aker Maritime ASA Deepwater Division. For additional information regarding our convertible bonds see Notes 23 and 34 to our Consolidated Financial Statements. Approximately 94% of our non-current debt is denominated in euro with the remainder principally in U.S. Dollars.

Contractual Obligations and Other Commitments
      A review of our debt and equity should consider contractual obligations and commitments both reflected directly on our balance sheet and those that are not. These amounts together with our balance sheet debt are summarized as of December 31, 2005, in the table below.

	Balance as of	Payments due in
	December 31,
Contractual Obligations	2005	2006	2007-2008	2009-2010	Thereafter

		(in € millions)
Short-Term Debt	214.4	214.4	—	—	—
Long-Term Debt	1,305.3	—	651.2	0.7	653.4
Operating Leases	356.0	48.1	81.9	73.8	152.2
Capital Leases	—	—	—	—	—
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

	Total as of	Payments
	December 31,
Other Commitments (financial instruments)	2005*	2006	2007-2008	2009-2010	Thereafter

		(in € millions)
Buy currency, sell national currency (forwards and swaps)	139.4	86.4	53.0	—	—
Sell currency, buy national currency (forwards and swaps)	1,553.0	1,009.2	533.5	10.3	—
Sell/ Buy foreign currencies	661.4	545.4	114.4	1.6	—
Interest rate instruments	—	—	—	—	—

*	Nominal value.
Off-Balance Sheet Financing Arrangements
      In addition to the above-referenced contractual obligations, we have additional contractual and other commitments not necessarily reflected on our consolidated balance sheet, which are summarized in the table below as of December 31, 2005.

	Total as of	Payments
	year end
	2005	2006	2007-2008	2009-2010	Thereafter

		(in € millions)
Foreign exchange rate instruments	2,353.8	1,641.0	700.9	11.9	—
Interest rate instruments	—	—	—	—	—
Parent company guarantees	23,234.9	4,672.9	4,712.9	12,907.0	942.1
Others commitments given	2,817.0	852.1	851.8	853.6	259.5
Total commitments given	26,051.9	5,525.0	5,564.7	13,760.6	1,201.6
Total commitments received	675.1	219.1	308.5	131.8	15.9
Guarantees Related to Contracts
      Guarantees related to contracts are mainly made up of bonds, which are related to the contract execution and issued to the benefit of clients and which are usually not for the full amount of the maximum theoretical contractual liability but are subject to individual negotiation. Bonds would usually be released partially upon contract payment and delivery of the contract (provisional acceptance by the customer), the remainder being released at the final acceptance by the customer.

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
Parent Guarantees to Clients
      Parent guarantees are given in the normal course of the Group’s businesses by Technip Holding, Technip Offshore International, Technip Offshore UK Holdings Ltd. or Technip Coflexip USA Holdings Inc. to customers to cover the good performance of a contract awarded to one of our subsidiaries. They are generally released at the end of the contract.
Other Material Financial Elements
      Policies of the Organization of Petroleum Exporting Countries (“OPEC”) could affect our operations or the investments by our shareholders. Petroleum industry operations and profitability are influenced by many factors some of which our clients cannot control. Prices for crude oil and natural gas, petroleum products and petrochemicals are determined by supply and demand for these commodities. OPEC member countries are typically the world’s swing producers of crude oil, and their production levels are a major factor in determining worldwide supply. For example, OPEC’s implementation of production cutbacks to eliminate excess supply of crude oil for world markets results in price increases of crude oil.
      For information on how ILSA may affect our operations or the investments by our shareholders, please see “Item 4. Information on Technip — Segment and Geographical Breakdown of Revenues and Backlog — Special Geographic Considerations”.

Item 6.     Directors, Senior Management and Employees
Directors and Officers
      In accordance with French law governing a société anonyme, a form of limited liability company, our affairs are managed by our Board of Directors, or Conseil d’Administration, and by our Chief Executive Officer, who has full executive authority to manage our affairs, subject to the prior authorization of our Board of Directors or of our shareholders for certain decisions specified by law.
      Under French law, the Board of Directors may elect one person to assume the position of Chairman and Chief Executive Officer or split these functions between two different persons (either the Chairman of the Board or another natural person bearing the title of Chief Executive Officer or Directeur Général). Our articles of association (statuts) were modified at the Extraordinary Shareholders’ Meeting of April 11, 2003 to provide for such a choice. The choice is made by our Board of Directors. Our Board of Directors has decided not to split these two functions, which are currently performed by the same person. For further information on the powers of our board of directors, see “Item 10. Additional Information — Directors”.
      Under French law, the board of directors determines the direction of our activities and oversees its implementation. Subject to the powers expressly assigned to the shareholders’ meetings, and within the scope of the corporate purpose, it shall take up any and all issues affecting our proper operation and shall decide in its meetings any issues concerning us. In addition, among any other responsibilities, the board of directors establishes and presents yearly financial statements to the shareholders and calls the shareholders’ meeting.
      Meetings of the board of directors, which are held as often as required by the corporate interest, are normally convened and presided over by the Chairman. According to French law, if the board of directors has not met for over two months, at least one-third of the members of the board may require that the Chairman convene the board regarding matters listed in the agenda for the meeting. A quorum is at least one-half of the members of the board. Pursuant to French law and our articles of association (statuts), decisions are taken by a vote of the majority of the members present, deemed to be present, or represented by other members of the board of directors and the Chairman has the casting vote in the event of a tie. Our articles of association (statuts) permit that certain decisions be taken by our Board of Directors by means of videoconference. A director may give a proxy to another director by any written means, but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at board meetings do not count for purposes of determining the existence of a quorum. A director may not vote for a direct or indirect arrangement or contract with us in which he or she is materially interested. If he or she does vote, the decision of the board of directors authorizing the arrangement or contract will be void.
      Under French law, our board must give prior authorization for any surety, warranty or guarantee by us. This authorization from the board to the Chairman and Chief Executive Officer to sign such a surety, warranty or guarantee, is granted for a maximum period of one year. If the surety, warranty or guarantee has not been previously authorized by our board, it shall have no effect with regard to us.

Our Board of Directors
      Pursuant to French law and our articles of association (statuts), our board may consist of three to 18 directors. Under French law, each director is elected by the shareholders at an ordinary general meeting of shareholders. Our articles of association (statuts) provide that each director is appointed for a four-year term expiring after the ordinary general shareholders’ meeting having approved the accounts for the prior fiscal year and which is held in the year in which term expires and is eligible for reelection upon expiration of such term.
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

      Our directors’ charter outlines the rights and responsibilities of directors and the principles governing the conduct of its executive officers, and was adopted at the directors’ meeting held on May 21, 2003. Each director must undertake to maintain his or her independence and to actively participate in the board’s work. Each director must inform the board of any personal situation that could lead to a conflict of interest or potential conflict and must clearly express, if necessary, his or her opposition to any matter under consideration by the board, which, in his or her opinion, is not in our best interest. In addition, each director is subject to our code of conduct regarding disclosure and use of confidential information, and must refrain from trading in any of our securities whenever such director knows of material non-public information.
      Our Board of Directors determines our overall strategic directions and monitors their implementation. Subject to the powers expressly attributed to the shareholders’ meetings and within the scope of our corporate purpose, the board is in charge of all questions pertaining to our operations and makes our business decisions.
      The non-exhaustive list of its duties is as follows:

•	appoint the Chairman, the Chief Executive Officer and the executive vice presidents (directeurs généraux délégués);

•	define our strategy with the assistance of the Strategic Committee, and discuss the major transactions planned by the Group;

•	remain informed of all important events concerning our running and, in particular, investments and divestures superior to three percent of shareholders’ equity;

•	proceed with the controls and verifications that are deemed suitable with the assistance of the Audit Committee;

•	monitor the proper functioning of the internal control elements and of the satisfying character of the conditions of doing their mission by the auditors;

•	monitor the proper functioning of the committees that it has created;

•	monitor the quality of our disclosure provided to our shareholders and to the financial markets, with the assistance of the Audit Committee;

•	convene and set the agenda for shareholders’ meetings;

•	establish each year the list of directors considered independent pursuant to corporate governance criteria, taking into consideration the applicable standards and recommendations, as needed, on the trading markets where our securities are traded; and

•	authorize the regulated agreements and the sureties, guarantees and warranties given by us.
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
      At a meeting held on February 22, 2006, our board evaluated its operating practices and concluded that it operates in a very satisfactory manner and that important matters are prepared and debated in an expedient manner. Our Board of Directors evaluates, at intervals of no more than three years, its operating policies. This evaluation aims to ensure adherence to the operating policies of the Board of Directors and allows our board to identify propositions to improve its performance and effectiveness. The board is currently in the process of such an evaluation

      The majority of the 11 members of our board are independent directors under the recommendations on corporate governance contained in AFEP-MEDEF report. Four of our 11 members of our board are of a nationality other than French. The average age of our board members is 62. The definition of “independence” in the AFEP-MEDEF report differs from standards applicable for U.S. companies listed on the NYSE. Other corporate governance standards and practices differ in France than those practiced by U.S. companies listed on the NYSE. The members of our board are:

	Initial		Term
Name, Age, Citizenship(1)	Appointment	Responsibility on Board	Expires

Daniel Valot (61)	1996	Chairman of the Board and Director	2006
Olivier Appert (57)	2003	Director	2006
Roger Cairns (63)	2001	Director	2006
(United Kingdom)
Miguel Caparros (62)	1995	Director	2006
(Spain)
Jacques Deyirmendjian (61)	2000	Director	2006
Jean-Pierre Lamoure (57)	1998	Director	2006
Daniel Lebègue (62)	2003	Director	2006
Roger Milgrim (69)	2001	Director	2006
(United States)
Rolf-Erik Rolfsen (65)	2001	Director	2006
(Norway)
Pierre Vaillaud (71)	1992	Director	2006
Bruno Weymuller (57)	1995	Director	2006

(1)	Unless noted otherwise, our board members are French citizens.
      During 2005, our Board of Directors met seven times. The average attendance rate was 86%. The average duration of a board meeting was approximately four hours. In 2005, our Board of Directors met regarding the following points:

•	approving the financial statements and the consolidated financial statements for the financial year 2004;

•	examining the reports and the resolutions to be proposed to the shareholders’ meeting and setting an agenda;

•	reviewing the list of independent directors;

•	evaluating the functioning of the Board of Directors and its committees;

•	examining the consolidated accounts of December 31, 2004 in accordance with IFRS Standards;

•	responding to written questions by a shareholder before the shareholders’ meeting;

•	reviewing the reports of the Strategic Committee;

•	examining the proposed disposal of a company within the Group;

•	approving our Values and our Ethics Charter, Social Charter, Environment Charter and Health and Safety Charter;

•	approving in principle the construction of a new diving support vessel;

•	approving the contemplated disposal of Gulf Marine Fabricators to Gulf Island Fabricators;

•	approving the principles of cooperation with Subsea 7;

•	reviewing quarterly and half-year accounts and reports of activity;

•	harmonizing the rules of the stock option plans of the Group;

•	approving our commitment to the implementation of a fixed contribution supplementary retirement plan for the Chairman and Chief Executive Officer;

•	recommending the budget for 2006 and a three-year plan;

•	renewing the powers of the Chairman of our Board of Directors for the financial year 2006 in terms of guaranties, sureties and warranties;

•	approving a subscription share option plan; and

•	setting the pre-approved amounts, by category, in relation to assignments which will be carried out in 2006 by the statutory auditors and members of their international network.

Biographies of Our Board of Directors
      Daniel Valot. Mr. Valot is Chairman of our Board of Directors. He has served as one of our directors since 1996. In addition to being the Chairman of the Board, he is also our Chief Executive Officer, the President of Technip Italy, the Chairman of Technip Far East (Malaysia) and serves on the board of directors of Technip France. Outside the Group, Mr. Valot serves on the board of directors of Compagnie Générale de Géophysique (France), SCOR, SCOR Vie and Institut Français du Pétrole (French Petroleum Institute) (IFP). Prior to joining us in 1996, Mr. Valot was President of TotalFina Exploration and Production. He joined the Total Group in 1981 where he also held the posts of Deputy Finance Manager of Total, Finance Manager of the Total Chemical Division and Chairman and Chief Executive Officer of Total Petroleum North America. Mr. Valot is a graduate of the Institut d’Etudes Politiques de Paris (Paris Institute of Political Sciences) and the Ecole Nationale d’Administration (National School of Administration).
      Olivier Appert. Mr. Appert has served as one of our directors since 2003 and also a member of our Strategic Committee. On April 2003, Mr. Appert was appointed Chairman and Chief Executive Officer of the Institut Français du Pétrole (French Petroleum Institute) (IFP). Mr. Appert is also a director of Compagnie Générale de Géophysique (France) and the Institut de Physique du Globe de Paris (Paris Geophysical Institute). From 1998 to 1999, he was the Senior Executive Vice President of ISIS. Mr. Appert is a graduate of the Ecole Polytechnique and the Ecole des Mines de Paris.
      Roger Cairns. Mr. Cairns has served as one of our directors since 2001 and is also a member of our Strategic Committee. Mr. Cairns is currently Chairman and Chief Executive Officer of Cedar International Plc. (U.K.). From 1978 to 1981, Mr. Cairns was in charge of BP’s North Sea oilfield water management and gas gathering, following which he held various positions with BP until 1983. In 1983, he joined Trafalgar House Oil & Gas plc as Technical Director and was with them until 1989. For the period 1989 to 1997, he was Managing Director of Hardy Oil & Gas plc. He currently serves as Senior Technical Adviser of Enhanced Recovery System Ltd.
      Miguel Caparros. Mr. Caparros is retired. He has served as one of our directors since 1995 and is also a member of our Audit Committee. He is also a director at C4W and a founding shareholder and advisor of Energiestro (France). Mr. Caparros is also an independent scholar of the Institut de Paléontologie Humaine (Institute of Human Paleontology). From 1992 to 1998, Mr. Caparros was an Advisory Director to Morgan Stanley. Mr. Caparros is a graduate of the Ecole des Hautes Etudes Commerciales in France and holds a Master in Business Administration from the University of Chicago Business School.
      Jacques Deyirmendjian. Mr. Deyirmendjian was initially appointed to our Board of Directors on the recommendation of Gaz de France (“GDF”) where he serves as Managing Director, serving on our board from June 2000 through December 2001 as GDF’s representative and since December 2001 on an individual basis. Mr. Deyirmendjan is also Chairman of the Strategic Committee. In 1989, he joined the International Division of GDF as Vice President, and the following year was appointed Executive Vice President. In 1996, he was appointed Senior Executive Vice President of GDF. In 2000, he was appointed Managing Director with responsibility for international affairs and industrial partnerships, then in 2002, he was appointed Chairman and Chief Executive Officer of GDF International. Since his retirement from GDF in July 2005, he has been a consultant and President of Deynergies. He also serves as a board director of Institut Français du Pétrole (IFP) (France) and Fingaz (Switzerland). Mr. Deyirmendjian is a graduate of the Ecole Polytechnique de Paris and the Ecole Nationale de la Statistique et de l’Administration Economique (National School of Statistics and Economics)
      Jean-Pierre Lamoure. Mr. Lamoure has served as one of our directors since 1998 and is also a member of our Nominations and Remunerations Committee. Since 1997, Mr. Lamoure has been the Chairman and Chief Executive Officer of Solétanche Bachy. Since 1989, he has been the Chairman and Chief Executive Officer of Solétanche SA. From 1988 to 1997, Mr. Lamoure was Chairman and Chief Executive Officer of Forasol-Foramer. He is Chairman of the Supervisory Board of Atlantic SFDT SA and Vice Chairman of the Fédération Nationale des Travaux Publics (National Federation of Public Works). He is also Managing Director of Compagnie du Sol, on the management board of SEDECO SA, a member of the Supervisory Board of Fortis Banque France and different subsidiaries of Group Soletanche. He also serves on the Board of Directors of the Institut Français du Pétrole (IFP), Solman (France) and Bachy-Soletanche Holdings Ltd. (U.K.). Mr. Lamoure is a graduate of the Ecole Polytechnique and the Ecole des Mines de Paris.
      Daniel Lebègue. Mr. Lebègue has served as one of our directors since 2003 and is also Chairman of our Audit Committee. Mr. Lebègue is a director of Alcatel, Crédit Agricole SA, SCOR and SCOR U.S. (USA), as well as a member of the supervisory board of Areva. Mr. Lebègue is also a member of the audit committees of Alcatel, Areva, Crédit Agricole SA and SCOR. He also chairs the Governing Board of the Institut d’Etudes Politiques de Lyon (Lyon Institute of Political Sciences) and serves as President of the Institut du Développement Durable et des Relations Internationales (Institute of Sustainable Development and International Relations) and as co-chair of Eurofi. From 1998 to 2002, Mr. Lebègue was the Chief Executive Officer of the Caisse des Dépots et Consignations (State Financial Institution for Deposit and Consignment). Since July 2003, he has been at the head of the Institut Français des Administrateurs (IFA), a French professional association of Directors. Mr. Lebègue is a graduate of the Institut d’Etudes Politiques de Lyon and the Ecole Nationale d’Administration (National School of Administration).
      Roger M. Milgrim. Mr. Milgrim is retired. He has served as one of our directors since 2001 and is also a member of our Audit Committee. He is a former senior partner of Paul, Hastings, Janofsky & Walker LLP and author of two major legal treatises in the field of intellectual property and licensing. Mr. Milgrim is currently a member of the Board of Advisors of Unistates (USA) and retired as director of the Fulbright Association in 2004. Mr. Milgrim serves in various charitable functions. Mr. Milgrim is a graduate of the University of Pennsylvania and New York University School of Law (where he was a Root-Tilden Scholar and where he subsequently served as an adjunct professor of law for 24 years). Mr. Milgrim also attended the University of Paris School of Law as a Fulbright Scholar and as a Ford Foundation Fellow.
      Rolf-Erik Rolfsen. Mr. Rolfsen has served as one of our directors since 2001 and is also a member of our Nominations and Remunerations Committee. Mr. Rolfsen is currently a director of Gaz de France Norge A.S. (Norway) and Petroleum Geoservices A.S.A. (Norway). He is also the Chairman of the executive council of the Industrial Development Fund at NTNU in Trondheim. From 1987 to 2000, he was Managing Director of Total Norge A.S. and from 1999 to 2000 he was Managing Director of Fina Exploration Norway. Mr. Rolfsen was educated at the College of Commerce in Oslo.
      Pierre Vaillaud. Mr. Vaillaud retired in 2000. He has served as one of our directors since 1992 and is also a member of our Audit Committee and the Strategic Committee. He is our former Chairman and Chief Executive Officer, from 1992 to 1999, and at Elf Aquitaine, which he led from 1999 to 2000. He also serves on the supervisory boards of Cegelec (Belgium) and Oddo Pinatton and is a member of the board of directors of Total. Mr. Vaillaud is a graduate of the Ecole Polytechnique.
      Bruno Weymuller. Mr. Weymuller has served as one of our directors since 1995. He is also Chairman of our Nominations and Remunerations Committee. Mr. Weymuller is Executive Vice President of Strategy and Risk Assessment of Total. Prior to his current position, he served as the Chief Financial Officer of Elf Aquitaine.

He is also on the Board of Elf Aquitaine and Sanofi-Aventis. Mr. Weymuller is a graduate of Ecole Polytechnique and the Ecole des Mines de Paris and holds a Master’s degree from the Massachusetts Institute of Technology.

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
      Audit Committee. The mission of our Audit Committee is to ensure the quality of our internal controls and the integrity of our disclosure to our shareholders and financial markets. Our Audit Committee is responsible for:

•	recommending the appointment of the statutory auditors to the Board of Directors, as well as for their remuneration and ensuring their independence;

•	recommending rules for the statutory auditors regarding procedures for engagements other than the auditing of the accounts in order to guarantee the independence of the auditing provided by the statutory auditors in accordance with rules, regulations and recommendations applicable to us and to ensure that they are applied correctly;

•	giving prior authorization to the statutory auditors for all proceedings regarding engagements other than auditing in accordance with the conditions described below;

•	analyzing the assumptions used in the closing of accounts, reviewing our accounts and the annual and interim consolidated accounts prior to the Board of Directors’ review by remaining informed of our financial situation, liquidity and commitments, and the statutory auditors’ audit report on the annual and semi-annual financial statements;

•	evaluating the internal audit procedures as well as any other adopted measures in order to correct any significant problems in the internal audit;

•	reviewing the annual programs of responsibilities of the internal and external auditors;

•	evaluating the relevance of the risk analysis procedures;

•	evaluating the relevance of the adopted accounting principles and methods in conjunction with the statutory auditors;

•	consulting our Chairman and Chief Financial Officer, between the end of the financial year and the date on which the Audit Committee decides on the draft of the annual accounts, on the relevance of the adopted accounting principles and methods, the efficiency of the control procedures for accounting and any other relevant matters;

•	reviewing the conditions under which derivative products are used;

•	remaining informed of significant legal proceedings;

•	examining the procedures required to be implemented regarding the receipt, conservation and treatment of claims related to accounting and internal accounting control, the matters related to the auditing of accounts as well as the documents sent by employees on an anonymous and confidential basis which would bring into question the accounting practices or auditing procedures (we are presently reviewing our ability to implement such procedures in view of, among other things, French and European data protection and labor law sensitivities); and

•	advising and providing, in a general manner, all appropriate recommendations on the above issues.
      Our Audit Committee must be composed of at least three directors designated by our Board of Directors, a majority of which are “independent” as such term is defined under the AFEP-MEDEF report, and all of whom are required to be determined as “independent” by our Board of Directors pursuant to NYSE listing standards as from July 31, 2005. Independence criteria are defined by the Board of Directors on the basis of rules and recommendations applicable in France, and where necessary, on other regulated markets where our securities are admitted to listing.

      In considering directors for membership to the Audit Committee, the board reviews carefully the independence and qualifications in financial and accounting matters, especially familiarity with IFRS and U.S. GAAP. Members of our Audit Committee may not receive from us or our subsidiaries, other than reimbursement for expenses, any compensation other than (i) directors’ fees (jetons de présence) owed in remuneration of their services as director and members of the committee, and, where applicable, (ii) retirement and pension revenue in relation to previous work performed for our benefit but not dependant on future activity.
      The Audit Committee designates its chairman. Our President, Chief Financial Officer serves as Secretary of the Audit Committee. The Audit Committee meets at least four times per year to review our consolidated annual and interim financial statements. The Audit Committee may interview the Chairman and Chief Executive Officer, the Chief Financial Officer as well as any operational or functional business heads necessary to accomplish its mission.
      The Audit Committee interviews the statutory auditors, and may do so outside the presence of management. The Audit Committee presents its written reports and recommendations to our Board of Directors. Our Audit Committee is currently comprised of Messrs. Lebègue (Chair), Caparros, Milgrim and Vaillaud.
      During 2005, the Audit Committee met six times and had an attendance rate of 92%. During its meetings, the Audit Committee examined:

•	yearly and quarterly consolidated results releases and financial statements in accordance with IFRS Standards and review of the impact of certain IFRS Standards;

•	the 2005 schedule for the implementation of section 404 of the Sarbanes-Oxley Act;

•	certain contracts requiring particular attention and oustanding tax audits;

•	matters relating to indebtness and cash flow issues as well as Sarbanes-Oxley provisions in relation to internal controls;

•	the 2004 annual report on Form 20-F and its approval for filing with the SEC;

•	the implementation of whistleblowing procedures taking into account French and European data protection and labor law sensitivities;

•	financial simulations for the payment of the OCEANE;

•	the impact of IFRS Standards 32 and 39; and

•	matters relating to exchange risk coverage, off balance sheet commitments and ROCE.
      In addition, in accordance with AMF and SEC rules, the Audit Committee adopted a pre-approval policy for the engagements of our statutory auditors. See “Item 16C. Principal Accountant Fees and Services — Audit Committee Pre-approval Policies and Procedures”.
      Nominations and Remunerations Committee. The mission of our Nominations and Remunerations Committee is the following:

•	to recommend to the board of directors the people that should be nominated as directors, Chairman, Chief Executive Officer (directeur général) and other executive vice presidents (directeurs généraux délégués), as necessary, as well as to prepare our corporate governance rules; and

•	to examine the executive compensation policies implemented in the Group and the remuneration of the members of senior management, to propose the remuneration of the Chairman, Chief Executive Officer, other executive vice presidents, as appropriate, and to prepare a report on the foregoing.
      Our Nominations and Remunerations Committee is mainly responsible for the following:

•	presenting to the Board of Directors recommendations on the composition of the Board of Directors and its committees;

•	proposing to the Board of Directors, on an annual basis, a list of directors qualified as “independent” directors pursuant to applicable recommendations in France and stock exchange rules where our securities are listed;

•	assisting the Board of Directors in the choice and evaluation of the Chairman, the Chief Executive Officer (directeur général) and other executive vice presidents, (directeurs généraux délégués), as the case may be;

•	developing and recommending to the Board of Directors a set of corporate governance principles;

•	formulating to the Board of Directors recommendations and proposals concerning the remuneration, retirement and health plans, benefits in kind and other financial rights, including, in case of retirement, of the Chairman, the Chief Executive Officer and other executive vice presidents, as the case may be;

•	formulating to the Board of Directors recommendations and proposals concerning allocation of stock purchase and subscription options, and in particular, those allocated to the Chairman and Chief Executive Officer and other executive vice presidents, (directeurs généraux délégués), as the case may be;

•	reviewing policies related to the remuneration of members of the senior management, including stock options, equity-based plans, retirement and health plans and benefits in kind; and

•	formulating to the Board of Directors recommendations and proposals concerning allocation of directors’ fees (jetons de présence) and reimbursement of expenses.
      Our Nominations and Remunerations Committee is composed of at least three directors appointed by the Board of Directors, a majority of which are independent. Members of our Nominations and Remunerations Committee may not receive from us or our subsidiaries, other than reimbursement for expenses, any compensation other than (i) directors’ fees (jetons de présence) owed in remuneration of their services as director and members of the committee, where applicable, and (ii) retirement and pension revenue in relation to previous work performed for our benefit but not dependent on future activity.
      Our Nominations and Remunerations Committee appoints its Chairman and Secretary. The committee’s Secretary is the current President, Human Resources and Communications. Our Nominations and Remunerations Committee meets at least twice a year. In making its recommendations, the committee seeks proposals from the Chairman. The Chairman, however, may not participate in deliberations that relate to him. In respecting all confidentiality in regards to the session, the committee can ask the Chairman or the Chief Executive Officer for the assistance of any of our executives whose expertise might facilitate the resolution of a point on the committee’s agenda. The Nominations and Remunerations Committee presents its written reports to our Board of Directors.
      Our Nominations and Remunerations Committee is currently comprised of Messrs. Weymuller (Chair), Lamoure and Rolfsen, a majority of whom are “independent” as such term is defined under the AFEP-MEDEF report, which may differ from standards applicable to U.S. companies listed on the NYSE.
      Our Nominations and Remunerations Committee met three times in 2005. The attendance rate was 100%. During 2005, the Nominations and Remunerations Committee:

•	proposed to the Board of Directors a list of directors qualified as independent directors in accordance with rules and recommendations applicable in France and on the regulated markets where our securities are traded;

•	examined the annual replacement plan review and the situation following the last annual operation;

•	studied the succession plan for the members of the Management Committees of the Group;

•	examined our draft report with respect to the remuneration of executives for the annual report;

•	examined the allocation system of directors’ fees (jetons de présence) for 2005;

•	examined the situation of our Chairman and Chief Executive Officer;

•	recommended to the Board of Directors the remuneration of our Chairman and Chief Executive Officer (variable portion for 2004, the base remuneration for 2005 and the criteria for determining the variable part of 2005);

•	examined the remuneration for the five members of our senior management (variable portion for 2004, base remuneration for 2005 and criteria for determining the variable part of 2005);

•	authorized the implementation of a supplementary retirement plan for management positions;

•	examined a stock option plan; and

•	recommended to the Board of Directors the allocation of stock options for our Chairman and Chief Executive Officer.
      The committee evaluated the “independence” criteria of members of our Board of Directors as such term is defined in the AFEP-MEDEF report, and determined that Messrs. Cairns, Caparros, Lamoure, Lebègue, Milgrim, Rolfsen, Vaillaud and Weymuller are independent. The committee presented its conclusions to our Board of Directors at its meeting on February 22, 2006, which adopted them. The independence criteria of the AFEP-MEDEF report may differ from those of the New York Stock Exchange.
      Strategic Committee. The mission of our Strategic Committee is to:

•	review the global strategy of the Group as proposed by our Chairman and Chief Executive Officer;

•	review the capital expenditure and investment budget of the Group;

•	examine any major asset acquisition or disposal and associated financing and allocation; and

•	review any transaction outside the ordinary course of business susceptible of serious business risk, presented by our Chairman and Chief Executive Officer.
      The Strategic Committee shall be composed of at least three members of the Board of Directors designated by the board. Members of our Strategic Committee may not receive from us or our subsidiaries, other than reimbursement for expenses, any compensation other than (i) directors’ fees (jetons de présence) owed in remuneration of their services as director and members of the committee, where applicable, and (ii) retirement and pension revenue in relation to previous work performed for our benefit but not dependant on future activity.
      Our Strategic Committee designates its Chairman and Secretary. The Secretary is a member of our senior management. The Strategic Committee meets at least twice a year, and invites the Chairman and Chief Executive Officer, if appropriate, to present proposals, and the Strategic Committee may request the presence of other members of senior management whose particular competence is relevant to the agenda. The Strategic Committee presents its written reports to our Board of Directors.
      Our Strategic Committee is comprised of Messrs. Deyirmendjian (Chair), Cairns, Appert and Vaillaud.
      Our Strategic Committee met three times in 2005 in the presence of all of its members. The attendance rate was 100%. During 2005, the Strategic Committee examined the following:

•	markets and competitions;

•	feasibility of the construction of a new diving support vessel;

•	review of certain strategic options (disposal of Gulf Marine Fabricators assets, disposal of 10% of Angoflex Ltda. and the set up of a joint venture between us and Subsea 7 for the Offshore SURF market in Asia-Pacific); and

•	detailed review of the 2006 budget for the Group and the three-year plan.

Summary of significant differences with NYSE corporate governance listing standards
      As a foreign private issuer, we are required to comply with New York Stock Exchange (the “NYSE”) rules regarding the independence, duties and responsibilities of our Audit Committee, and to disclose any significant differences between our corporate governance practices and NYSE corporate governance standards applicable to U.S. companies. One of our executive officers will be required to submit a written affirmation to the NYSE within 30 days of the compliance date (July 31, 2006) attesting to our compliance. Accordingly, our Board of Directors shall complete an evaluation of independence according to NYSE standards before July 31, 2006. We have chosen to follow the criteria for independence used in France in the AFEP-MEDEF report, which differs from NYSE standards. French law does not require non-management directors to meet regularly without management. We are, therefore, not aware whether our non-management directors meet at regularly scheduled executive sessions without management present. We are currently studying ways to implement the requirement for our Audit Committee to establish a procedure that complies with French and European data protection and labor laws that we are subject to in order to receive, record and treat any potential complaints regarding our auditing, accounting policies or practices or our internal controls.

Executive Management Committee
      Our Executive Management Committee is comprised of Daniel Valot (Chairman and Chief Executive Officer), Daniel Burlin (President, Operations) Anne Decressac (President, Human Resources and Communications), Olivier Dubois (President, Chief Financial Officer) and Bernard di Tullio (President, Oil and Gas).

Compensation
      The aggregate amount of compensation in directors’ fees that we paid to members of our Board of Directors, not including the Chairman, for services in all capacities in the year ended December 31, 2005 was approximately €238,700, as authorized by the combined shareholders’ meeting held on April 29, 2004. This decision provided that directors may be paid an aggregate amount of up to €250,000 in directors’ fees (jetons de présence) for fiscal year 2004 and the three successive fiscal years.
      The fixed portion of compensation that we paid to the Chairman of the Board of Directors was €609,000 for 2005, while the variable portion of compensation paid in 2005 in respect of 2004 was €464,000. Daniel Valot also benefits from use of a company car valued at €3,660 per year. In 2005, Daniel Valot did not receive any directors’ fees (jetons de présence) for the positions he occupies in the Group Companies. Daniel Valot received 150,000 options in 2005. Daniel Valot acquired 120,000 shares through the exercise of options during 2005 at a purchase price of €35.81 per share. Daniel Valot benefits from the same retirement plan as other executive managers of the Group (18 persons in 2005). It is a fixed contribution scheme to which we contribute 6% of the fixed portion of compensation, up to eight times the French Social Security annual limit which was €241,536 in 2005. Our 2005 contribution to Daniel Valot’s retirement plan amounted to €14,492.
      The compensation policy of our officers and key personnel was reviewed by the Compensation Committee of our Board of Directors. The global aggregate amount of compensation paid, directly or indirectly by us and all Group companies for all of its principal executives (the 13 members of our Management Committee and the main engineering centers) was approximately €4.7 million in 2005. The variable portion was approximately 33% of this amount.
      The allocation of directors’ fees (jetons de présence) for 2005 was as follows:

•	€100,000 divided into equal parts among the Board of Directors (with the exception of the Chairman who does not receive directors’ fees), or €10,000 per director;

•	a supplementary sum of €30,000 divided equally among directors living in Europe but not in France (i.e., three directors);

•	a supplementary sum of €20,000 is allocated to the only director living outside of Europe;

•	a supplementary sum of €88,000 for the year 2005, taking into account the attendance rate of the participants since January 1, 2005, is divided among the directors (other than the Chairman) at the fixed amount of €800 per session of the board and €500 per session of the committee to each participant in attendance:

•	however, this fixed amount is raised to:

•	€1,000 for the Chairman of the Strategic Committee and the Nominations and Remunerations Committee; and

•	for the Audit Committee, the fee is set at €1,000 for each participant and €2,000 for the Chairman.
      The following table sets forth the total amounts of compensation paid by us to our Board of Directors in fiscal year 2005 including non-cash benefits:

	Amount of
Members of the Board of Directors in 2005	Compensation

D. Valot	€1,076,660	(1)
O. Appert	€17,100
R. Cairns	€25,500
M. Caparros	€29,800
J. Deyirmendjian	€18,600
J.P. Lamoure	€14,700
D. Lebègue	€27,600
R. Milgrim	€40,800
R.E. Rolfsen	€27,100
P. Vaillaud	€21,300
B. Weymuller	€16,200
Total	€1,315,360

(1)	Mr. Valot was paid a fixed salary of €609,000 in 2005, received a bonus of €464,000 in 2005 in respect of his performance in the 2004 fiscal year and use of a company car valued at €3,660.
      The principal executives of the Group do not receive directors’ fees (jetons de présence) due to the positions they occupy in Group companies.
Share Ownership
      No member of our Board of Directors nor our executive officers, nor these persons as a group, is the beneficial owner of more than 1% of our voting power. To the best of our knowledge, as of December 31, 2005, the 11 members of our Executive Committee and Management Committee held 138,376 of our shares while members of our Board of Directors held 11,456 shares.
Options
      As of April 30, 2006, a total of 1,466,246 options to acquire 2,969,345 new or existing shares were outstanding (1,696,654 options to acquire 3,890,977 new existing shares as of December 31, 2005), of which 150,000 were held by members of our Board of Directors with the remainder held by our employees or executives. Each option gives rise to the right to subscribe for four shares following our one-for-four stock split effected on May 13, 2005 except for the 2005 Plan. To the best of our knowledge, none of the individual members of our Board of Directors or of our Executive Committee and Management Committee own options that would, taking into account their current shareholding, entitle them to own more than 1% of our outstanding shares.

      The following table indicates the number of shares after the one-for-four stock split on May 13, 2005.

	1999/2001 Plan				2002 Plan			2005 Plan

							Tranche B
	2000 tranche		2000 tranche		Tranche A	Tranche B	Remainder	Tranche A
	Subscription		Purchase		Subscription	Subscription	Subscription	Subscription
	Options		Options		Options	Options	Options	Options

Date of shareholders’ meeting	Apr. 28, 2000		Apr. 28, 2000		Aug. 24, 2001	June 20, 2002	June 20, 2002	Apr. 29, 2005
Date of board resolution	Dec. 14, 2000		Dec. 14, 2000		Dec. 9, 2002	Dec. 9, 2002	May 21, 2003	Dec. 14, 2005
Number of holders per tranche	1,100	(7)	1,100	(7)	400	850	7
Number of options authorized(2)	1% of capital		1% of capital		1% of capital	2% of capital	5,200
Number of options allocated	493,028	(1)	139,576	(1)	234,080	462,920	5,200	965,213
Total number of shares available for subscription/ purchase(3)	1,602,712		558,304		763,320	1,772,080	20,800	965,213
Of which: Number of shares available to directors and senior management for subscription/purchase	120,800	(1)	120,800	(1)	29,000	139,000	0	602,000
Of which: Number of directors and senior management concerned	17		17		4	16	0	12
Vesting date for exercise of options(4)	Dec. 15, 2003		Dec. 15, 2003		Dec. 10, 2005	Dec. 10, 2005	May 22, 2006	Dec. 15, 2009
Expiration date(5)(6)	Dec. 14, 2008		Dec. 14, 2008		Dec. 9, 2008	Dec. 9, 2008	May 21, 2009	Dec. 14, 2011
Subscription/purchase price per Share	€143.24		€143.24		€71.95	€71.95	€73.98	€48.18
Number of shares subscribed/ purchased at 12/31/05	937,096		558,304		279,360	747,880	0	0
Shares remaining available for subscription/exercise at 12/31/05	665,616		0		483,960	1,024,200	0	0

(1)	The options granted as part of this 1999-2001 plan, tranche 2000, relate to a maximum of 632,604 shares. The rules for this tranche state that a maximum of 139,576 share purchase options will be granted first. Therefore, the initial exercises of options will be for the transfer of 139,576 shares held by us and the remaining 493,028 options will be considered as share subscription options.

(2)	The number of options authorized was determined as a percentage of our share capital as of the date the Board of Directors exercised the authorization.

(3)	The number of shares available for subscription is less than the number of options allocated due to the departure of the employee holding them.

(4)	The options for each tranche have different vesting dates. In each case, the date indicated is that of the first day of vesting for the shares issued with respect to the relevant tranche.

(5)	The options for each tranche have different expiration dates. In each case, the date indicated is that of the day of expiration for the shares issued with respect to the relevant tranche.

(6)	All the plans are subject to certain restrictions limiting the exercise of options in the event of the employee’s or director’s departure from Technip. Holders of options may not exercise their options immediately following their allocation. The options may be exercised only three years following the date of grant of the options for a period of two, three or five years after the grant.

(7)	This number includes holders of share subscription and share purchase options for tranche 2000 of the 1999-2001 Plan.
      Further to the merger of Coflexip into Technip, our General Shareholders’ Meeting authorized, on July 11, 2003, the takeover of any commitments by Coflexip resulting from stock options granted to Coflexip employees and corporate officers and to employees of affiliated companies. Shares obtained by exercising stock options after the merger shall be our shares instead of and in place of Coflexip shares. Given the merger exchange ratio (i.e., nine Technip shares for every eight Coflexip shares), the new bases for exercising stock purchase and subscription options granted by Coflexip have been calculated, for each of the options granted and not yet exercised at the date of the merger, in order to reflect the exchange ratio. The following table sets out information relating to stock purchase and subscription option plans previously granted by Coflexip, as of December 31, 2005.

	CSO Plan 9.2	CSO Plan 9.3	CSO Plan 10	CSO Plan 11	CSO Plan
	Subscription	Subscription	Subscription	Subscription	Purchase
	Options	Options	Options	Options	Options

Date of shareholders’ meeting(1)	May 21, 1996	May 21, 1996	Jun. 2, 1999	May 30, 2000	May 30, 2000
Date of Board resolution(2)	Mar. 24, 1997	May 18, 1998	Dec. 14, 1999	Mar. 20, 2001	Mar. 20, 2001
Number of options allocated	200,000	123,400	127,386	180,000	34,415
Number of holders per tranche at the allocation	89	50	100	144	144
Total number of shares available for subscription/purchase(4)	666,452	377,200	424,808	504,340	137,660
Vesting date for exercise of options	Jun. 7, 1999	Jun. 7, 2000	Dec. 15, 2001	Mar. 21, 2003	Mar. 21, 2003
Expiration Date	Jun. 6, 2007	Jun. 6, 2008	Dec. 14, 2009	Mar. 20, 2011	Mar. 20, 2011
Subscription/purchase price per share(3)	€42.09	€109.96	€68.10	€137.13	€137.13
Number of shares subscribed/purchased at 12/31/05	605,024	212,820	324,628	99,140	137,660
Shares remaining available for subscription/purchase at 12/31/05	61,428	164,380	100,180	405,200	0

(1)	Date of the Coflexip shareholders’ meeting which has authorized the Coflexip shares subscription/purchase option plan.

(2)	Date of the Coflexip Board of Directors which allocated the option plans.

(3)	New subscription/purchase price according to the shares exchange ratio determined for the merger of Coflexip into our Company.

(4)	The number of shares available for subscription is less than the number of options allocated due to the departure of the employee holding them.
      Company Savings Plan. No shares have been purchased through a company savings plan in 2005 by our employees.
      Options by non-director wage earners. The following table sets forth the number of subscription or purchase options exercised by our 10 non-director wage earners who exercised the most options as of December 31, 2005.

				Number of
				Shares
Subscription or purchase options granted			Exercise	Available for
to the 10 non-director wage earners and	Number of		Price/Purchase	Subscription/	Expiration
the number of options exercised by them	Options		per Option	Purchase	Date	Plan

Options granted in 2005 by the issuer and any company within its scope of assigning options, to the 10 non-director wage earners of the issuer and any company within its scope, who were granted overall the highest amount of options	450,000	(*)	€48.18	450,000	December 14, 2011	Plan 2005 Tranche A
Options granted by the issuer and the above-mentioned companies exercised	4,000		€109.96	16,000	June 6, 2008	Plan CSO 9-3
in 2005 by the 10 non-director wage	65,000		€143.24	260,000	December 14, 2008	Plan 1999/2001
earners of the issuer and these companies,						2nd tranche 2000
who were granted overall the highest number of shares available for purchase or subscription	80,550		€71.95	322,200	December 9, 2008	Plan 2002 Tranche A

(*)	The exercise of subscription options assigned by the Board of Directors on December 14, 2005 will be linked to the satisfactory performance by us for our shareholders for the 2005/2008 period. This performance will be measured by the development of our fully diluted earnings per share (“EPS”) compared to the representative competitive average for the Group.
      2005 Executive Stock Option Plan. The 2005 stock option plan (Tranche A) was authorized by the Shareholders’ Meeting held on April 29, 2005 and implemented by the Board of Directors on December 14, 2005. These options are valid up to six years from the date of grant.

Employees
      For information regarding our employees, see “Item 4. Information on Technip — Human Resources”.

Item 7.     Major Shareholders and Related Party Transactions
Major Shareholders
      The following table sets forth, to the best of our knowledge, certain information with respect to the beneficial ownership of shares and voting rights by our principal shareholders, as of February 28, 2006. To the best of our knowledge, there are no other shareholders whose beneficial ownership represents 5% or more of our share capital or voting rights other than those listed below. The shareholders listed below do not possess voting rights that differ from any other shareholder, except to the extent they have held our shares in registered form for two or more years so as to benefit from the double-voting rights provided by our articles of association (statuts). See “Item 10. Additional Information — Articles of Association (Statuts)” and “— Shareholders’ Meetings and Voting Rights — Double Voting Rights”.
      The following table sets forth certain information regarding the ownership of our outstanding shares as of February 28, 2006, following the effectiveness of our one-for-four stock split effected on May 13, 2005.

	As of February 28, 2006

		% of	% of
		Shares	Voting
Shareholder	Shares	Outstanding	Rights

IFP	3,088,212	3.12%	6.05%
Employees	1,851,565	1.87%	2.97%
Treasury shares	1,494,148	1.52%	0.00%
Other	92,440,247	93.49%	90.98%
Total	98,874,172	100.00%	100.00%

Shares Held in the United States
      On December 31, 2005, 4,520,847 of our ADSs were issued and outstanding (approximately 4.6% of our issued and outstanding share capital) and held of record by six record holders, four of which (including DTC) have listed addresses in the United States. As of March 3, 2006, we believe there were approximately 15,779 beneficial holders of our ADSs in the United States. We were informed that on June 9, 2006, 5,003,019 of our ADSs were issued and outstanding and held by six record holders.
      We were aware that as of December 31, 2005, there were at least 46 holders in bearer form in the United States holding 4,480,547 shares, as well as six record holders.
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
      In 1974, Coflexip signed a licensing contract with IFP, which as a result of the business combination holds approximately 6.05% of our voting rights. This contract stipulates that Coflexip has the right to use certain IFP technologies and know-how held by IFP in exchange for the payment of royalties. The agreement was assigned by Coflexip to Technip France in July 2003 and terminated by mutual consent with effect from December 31, 2003. In 2004, we signed a frame cooperation agreement with IFP for research in the field of subsea flexible and rigid reeled pipelines, in respect of which we paid in 2005 and 2004 to IFP an amount of €3.038 million and €2.885 million respectively.
      As of December 31, 2005, we had no outstanding loans to directors or senior management.

Item 8.     Financial Information
Consolidated Statements and Other Financial Information
      See “Item 18. Financial Statements”, for a list of the financial statements filed with this annual report.
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
      Dividends paid to holders of shares or American Depositary Shares who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Under certain tax treaties entered into between France and other countries, such withholding tax may be reduced generally to 15% for holders of shares who qualify for the benefits of these treaties, subject to certain procedures and exceptions. Under the Treaty between France and the United States for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital signed on August 31, 1994 (the “Treaty”), such reduced withholding tax may apply to holders of shares and also to holders of American Depositary Shares, who are residents of the United States as defined by the provisions of the Treaty, subject to certain procedures and exceptions.
      French individual residents are entitled to a tax credit with respect to dividends paid to them since January 1, 2005, which is equal to 50% of the distributed dividends, capped at €230 or €115 depending on the marital status of the recipient. Under certain tax treaties entered into between France and other countries, this French tax credit attached to dividends may, in certain circumstances, be paid, net of withholding tax, to non-French resident individual shareholders. In addition, under the Treaty, such payment of French tax credit, net of withholding tax, may have been made not only to certain individual holders of shares but also to certain individual holders of American Depositary Shares, qualifying as U.S. residents under the Treaty, subject to certain exceptions and procedures. See “Item 10. Additional Information — Taxation — French Taxation of Non-Resident Investors — Taxation of Dividends” and “Item 10. Additional Information — Taxation of U.S. Investors — Taxation of Dividends”.
      Dividends paid to holders of American Depositary Shares are converted from euro to dollars and subjected to a charge by the Depositary for any expenses incurred by the Depositary in such conversion.
      For fiscal year 2005, our shareholders have approved the payment of a dividend of €0.92 per share, which was paid on May 3, 2006.
      The following table sets forth the total dividends paid per share and per American Depositary Share for each year indicated, with and without the French tax credits attached to dividends and before deduction of any French withholding tax.

		Dividend per			Dividend per
		ADS			Share
	Dividend	Including		Dividend	Including
Year to which Dividend Related(1)	per ADS(2)	Avoir fiscal(3)		per Share	Avoir fiscal(3)

	U.S.$	U.S.$		€	€
2001	0.74	1.10		3.30	4.95
2002	0.90	1.35		3.30	4.95
2003	1.01	1.51		3.30	4.95
2004	1.02	1.33		3.30	4.30	(4)
2005	1.10	1.10	(5)	0.92	0.92	(5)

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

(2)	Based on the number of our shares existing at the end of each fiscal year, each American depository share represented one-fourth of an ordinary share. Pursuant to a share split that was approved by the extraordinary general meeting of our shareholders on April 29, 2005 and which was effected on May 13, 2005, each such ADS now represents one share. For the convenience of the reader, dividend per ADS paid in 2005 have been translated from the euro amount per share into dollars per ADS at the rate of U.S.$1.20 per €1.00, not necessarily the actual amount paid. Amounts paid in 2000 through 2003 have been translated into U.S. dollars at the noon buying rate applicable on the dividend payment date. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate.

(3)	A French tax credit (known as the avoir fiscal) was attached to distributions of dividends made before December 31, 2004. Its amount ranged from 10% to 50% of the dividends depending on the nature of the recipient. For simplification purposes, the avoir fiscal included in the dividend per share in the chart above were calculated at the rate of 50%, which was the rate applicable to individuals. From 2005 on, the avoir fiscal has been abolished and partially replaced by a French tax credit benefiting only to individuals. Such French tax credit is equal to 50% of the dividends distributed, but capped at €230 or €115 per year depending on the marital status of the recipient. Any payment equivalent to French tax credits, less applicable French withholding tax, is made only following receipt by the French Tax Administration of a claim for such payment filed by shareholders entitled to such payment, and is generally not expected to be paid before 12 months after the filing of such claim, and after the close of the calendar year in which the respective dividends are paid. See “Item 10. Additional Information — Taxation — French Taxation of Non-Resident Investors” and “Item 10. Additional Information — Taxation of U.S. Investors.”

(4)	As mentioned under (3) above, dividends paid by French companies since January 1, 2005 no longer carry any avoir fiscal. However, the portion of the dividend relating to tax year 2004 that was paid in December 2004 (i.e., the interim dividend of €2.00 per share) still carried an avoir fiscal. We have applied to this portion of dividends paid in 2004 the avoir fiscal rate for individuals, i.e., 50%.

(5)	On May 13, 2005, pursuant to a share split, the number of our outstanding shares was multiplied by four.
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
Legal Proceedings
      We are involved in various routine legal or arbitration proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, whether individually or in the aggregate, will not have a material adverse effect on our consolidated financial condition or results of operations, and have not had any such impact in recent years. According to IFRS, when risks incurred and exposure cost can be reasonably quantified, provisions for risks and costs are taken. Below we describe our principal current pending legal proceedings.

ITP Litigation
      On December 21, 2001, ITP SA — InTerPipe (“ITP”), a French company, filed a complaint with the Tribunal de Commerce de Versailles (Commercial Court of Versailles) against Coflexip, Technip Offshore UK Ltd. (formerly Coflexip Stena Offshore Limited) and Technip Offshore International (former Coflexip Stena Offshore International) seeking damages based on alleged breaches of several confidentiality agreements entered into between 1993 and 1998 relating principally to the ETAP contract for Shell and the preparation of the Girassol bid for Elf. Further to the partial contribution of assets from Coflexip to Technip Offshore International and from Technip Offshore International to Technip France and the merger of Coflexip into Technip in July 2003, Technip France is the successor of Coflexip and Technip Offshore International. In addition, ITP brought an action in Edinburgh, Scotland against Technip Offshore UK Ltd. seeking £2.5 million in damages for infringement of a patent relating to “pipe-in-pipe” technologies. On September 4, 2003, the court in Edinburgh decided that Technip Offshore UK Ltd. had infringed ITP’s patent. Technip Offshore UK Ltd. filed an appeal on October 9, 2003 against this decision. In February 2004, the European Patent Office (“EPO”) invalidated the patent claimed by ITP. Subsequently, the court in Edinburgh cancelled its judgment at first instance that had declared the infringement of the ITP patent by Technip Offshore UK Ltd. because it considered that the decision of the EPO should be effective in the British territory. This judgment by the court in Edinburgh was subject to appeal before the House of Lords no later than February 19, 2005. Given ITP’s failure to file an appeal before such date, the Scottish proceedings are now closed. In relation to the French proceeding, the Tribunal de Commerce de Paris (Commercial Court in Paris) recently rendered a non-enforceable ruling in favor of ITP. We believe that ITP’s allegations are unfounded and that our exposure is not material. We will vigorously appeal this decision.

SEAMEC Litigation
      In May 2005, proceedings against us by minority shareholders of SEAMEC, a subsidiary listed in India, were finally resolved in our favor. We won our appeal to the Supreme Court of India on the merits of the matter, allowing the release of the bank guarantees and extinguishing every financial risk.
      According to the Group financial statements, the litigation provisions are included under “Litigation” in Note 25 to the Consolidated Financial Statements.
      The provisions for contract risks include, in particular, the provisions for contractual relations with clients during or at the time of completion of a contract, whilst the provisions for other costs concern administrative and financial risks.
Pending Investigation
      We are a shareholder of TSKJ, a joint venture company, which is carrying out the construction of a natural gas liquefaction complex in Nigeria for Nigeria LNG Limited (NLNG), which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total) and Agip International B.V. (an affiliate of ENI SpA). The companies Kellog Brown & Root (a subsidiary of the American group, Halliburton Company), Snamprogetti Netherlands BV (a subsidiary of the Italian Group, ENI), JGC Corporation (Japan) and Technip each hold 25% of the capital of TSKJ.
      In its annual report for the 2005 financial year, Halliburton Company indicated that the United States Securities and Exchange Commission (the “SEC”) and the United States Department of Justice are conducting formal investigations into payments made in connection with the construction by TSKJ of a natural gas liquefaction complex located at Bonny Island in Rivers State, Nigeria for NLNG.
      Halliburton Company also reported that these formal investigations relate to payments made by TSKJ under several agency agreements and that the SEC has issued a subpoena to the former Chairman of Kellog Brown & Root, to certain current and former Kellog Brown & Root employees and to at least one subcontractor of Kellog Brown & Root.
      During the summer of 2004, we were asked by the SEC to voluntarily provide information related to the implementation of this project. In October 2005, we were provided with a copy of an order of investigation relating to this matter originally issued by the SEC on May 25, 2004. We are cooperating fully with the U.S. authorities and have engaged a U.S. independent law firm to conduct an internal investigation of our possible involvement in this matter.
      Furthermore, certain of our current and former managers have testified as witnesses in relation to an investigation opened by the French authorities against unidentified parties and which relates to the same joint venture company.
Significant Changes
      For information on our unaudited revenues for the three month period ended March 31, 2006, see “Item 5. Operating and Financial Review and Prospects — Recent Developments”.
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

	Price per Share		Price per ADS
	in €(1)		in U.S.$(2)

Calendar Period	High	Low	High	Low

2001
First Quarter	41.10	33.25	—	—
Second Quarter	46.25	37.88	—	—
Third Quarter	41.25	27.75	—	—
Fourth Quarter(3)	37.50	30.98	33.60	28.40
2002
First Quarter	39.48	33.15	35.20	29.00
Second Quarter	40.58	26.60	34.80	26.00
Third Quarter	26.88	16.38	26.00	16.35
Fourth Quarter	19.96	12.75	20.20	12.34

	Price per Share		Price per ADS
	in €(1)		in U.S.$(2)

Calendar Period	High	Low	High	Low

2003
First Quarter	17.50	12.96	18.55	14.32
Second Quarter	20.88	16.06	24.92	17.35
Third Quarter	22.39	18.38	25.60	21.10
Fourth Quarter	22.98	20.73	27.88	24.30
2004
First Quarter	28.95	20.38	36.07	26.36
Second Quarter	29.00	26.00	35.29	30.42
Third Quarter	32.85	26.83	40.71	32.62
Fourth Quarter	34.25	29.38	46.69	38.25
2005
First Quarter	34.00	30.33	45.52	39.60
Second Quarter	39.35	31.15	47.49	40.70
Third Quarter	50.65	38.25	61.93	46.58
Fourth Quarter	51.90	42.10	60.78	49.31
Monthly amounts
October 2005	49.95	42.16	59.58	51.20
November 2005	49.14	42.10	57.95	49.31
December 2005	51.90	48.21	60.78	57.27
January 2006	58.40	50.75	70.22	62.20
February 2006	56.35	49.75	68.24	59.99
March 2006	56.55	50.10	68.50	59.70
April 2006	62.40	50.05	77.44	61.90
May 2006	51.90	39.50	64.73	51.07
June 2006 (through June 26, 2006)	46.31	38.30	59.61	48.91

Source: Bloomberg

(1)	On May 13, 2005, pursuant to a share split, the number of our outstanding shares was multiplied by four.

(2)	Up until May 13, 2005 (included), each American Depositary Share represented one quarter of an ordinary share. After that date, each ADS represents one ordinary share.

(3)	Our shares began trading on the New York Stock Exchange on October 19, 2001.
      On June 26, 2006, the last reported sales price of our shares on Eurolist was €40.97 per share and the last reported sales price of our ADSs on the New York Stock Exchange was U.S.$51.97 per ADS.
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
      Our shares have been classified in Compartment A of the Eurolist market.
      In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC, which is also operated by Euronext Paris.
      Securities listed on Eurolist are placed in one of two categories (Continu or continuous trading; Fixing or call auctions) depending on the volume of transactions. Our shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be placed in Continu is 2,500 trades.
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

Item 10.     Additional Information
Share Capital
      As of December 31, 2005, our authorized share capital amounted to €75,391,556.15, divided into 98,874,172 fully paid-up ordinary shares with a par value of €0.7625 each. The book value and face value of shares held by us or on our behalf by our subsidiaries amounted to €52.4 million and 1.2 million, respectively.
      As of March 31, 2006, our authorized share capital amounted to €84,688,606.56, divided into 111,067,025 fully paid-up ordinary shares with a par value of €0.7625 each.
Articles of Association (Statuts)
      We are a société anonyme, a form of limited liability company, incorporated under French law. We were created on April 21, 1958 for a duration of 99 years. We are subject to Book II (Livre II) of the French commercial code (Code de commerce) and to decree no. 67-236 of March 23, 1967 for les sociétés commerciales et les groupements d’intérêt économique (French law). Our registered office is located at 6-8 Allée de l’Arche, Faubourg de l’Arche — ZAC Danton, 92400 Courbevoie, France, and our telephone number is +33-1 4778-2121. Our main subsidiaries are located in France, Italy, Germany, the United States, the Netherlands, Abu Dhabi, Malaysia, Brazil, the United Kingdom and Norway.
      We are registered in the Commercial Register (Registre du commerce et des sociétés) of Nanterre under the number B 589 803 261.
      Our corporate purpose in France and abroad, as set forth in Article 3 of our articles of association (statuts), is stated below as:
      All engineering studies and services, and construction of complex industrial plants, in particular for hydrocarbons, as well as all fields of industry, notably chemicals and life sciences.
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
      In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our current articles of association (statuts) as amended. An unofficial English translation of our articles of association (statuts) is included as Exhibit 1.1 to this Annual Report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. You may obtain copies of our articles of association (statuts) in French from the registrar (Greffe) of the Commercial Register of Nanterre, France. Please refer to those full documents for additional details.
Directors

Directors and Senior Management
      In accordance with French law governing a société anonyme, the Company’s affairs are managed by its board of directors, or Conseil d’Administration, and by its Chairman and Chief Executive Officer, who has full executive authority to manage our affairs, subject to the prior authorization of the board of directors or of our shareholders for certain decisions specified by law.
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
      According to French law and our articles of association (statuts), the chief executive officer may propose the appointment of up to five directeurs généraux délégués, or executive vice presidents, to the board of directors and the board of directors determines their specific management powers and responsibilities. Under French law, an executive vice president, like the chief executive officer, has broad powers to represent and bind us in dealings with third parties. The chief executive officer may be removed by the board of directors at any time. An executive vice president may be removed by the board of directors at any time upon proposal of the chief executive officer. The chief executive officer and the executive vice presidents may be held individually responsible for his or her actions if they are deemed contrary to the Company’s interests. Our Board of Directors has not currently designated any executive vice presidents.
      Pursuant to our articles of association (statuts), in addition to the appointment of executive vice presidents, our Board of Directors can appoint one or more Vice Chairmen. Our Board of Directors has not currently designated a Vice Chairman.

Board of Directors’ Power to Vote on Agreements in which they are Materially Interested
      Under French law, any agreements (except agreements in the ordinary course of business entered into on an arm’s length basis) between, either directly or through an intermediary, us and any director, the chief executive officer, one of its executive vice presidents and any of its shareholders holding more than 10% of the voting rights, or in case of a corporation, the company controlling it according to Article L. 233-3 of the French commercial code, are subject to a special prior approval procedure, in accordance with Article L. 225-38 et seq. of the French commercial code. The same applies to agreements in which a person referred to above has an indirect interest. Agreements between us and another company, of which our Chief Executive Officer, one of our executive vice presidents, or one of our Board of Directors members is the owner, general partner, manager, director, member of the Supervisory board, or in a general sense, is an officer, are also subject to prior authorization. The director in question or the person concerned must (i) inform the board of directors of the agreement and (ii) obtain its prior approval before the transaction is consummated. The Chairman of the Board of Directors must inform the statutory auditors of the existence of such agreement, and the next shareholders’ general meeting must then approve this agreement upon the presentation of a special report prepared by the statutory auditors. If the shareholders’ meeting refuses to approve the agreement, third parties may still rely on it, but the director may be held liable to us for any loss we may incur under the agreement. The party to the agreement may not participate either in the vote of the Board of Directors, or in the vote of the shareholders’ meeting. Any agreement entered into violation of these requirements may be declared void by the Commercial Court at our request or any shareholder, if such agreement is contrary to our interests. Moreover, French law states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary course of business are not subject to the prior authorization of the board. Nevertheless, such agreements must be disclosed by the interested party to the chairman of the board of directors unless they are not significant for any party in terms of purpose or financial impact. The list and purpose of such agreements must be communicated by the chairman of the board to the board of directors and the statutory auditors.

Board of Directors’ Power to Vote on Compensation
      In consideration for their services on the board, members of the board of directors are entitled to receive directors’ fees (jetons de présence). Directors’ fees are fixed by the shareholders’ meeting and are then allocated by the members of the board of directors among themselves. The board of directors may also grant to some of its members exceptional compensation in respect to a specific task or mandate. A member of the board of directors may not vote for his or her individual remuneration, other than approval of the allocation of directors’ fees. If he or she does, the decision is void. The board of directors may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by its members in the corporate interest.

Borrowing Powers Exercisable by the Members of the Board of Directors
      In accordance with Article L. 225-43 of the French commercial code, members of the board of directors other than legal entities (including permanent representatives of companies who are members of the board of directors) or the Chief Executive Officer or the executive vice presidents may not, directly or indirectly, borrow money or obtain a guarantee from us. Any such loan or guarantee would be void. This prohibition also applies to spouses or heirs of such persons, and other intermediaries.

Age Requirements for Members of the Board of Directors
      In accordance with Article L. 225-19 of the French commercial code and the provisions of our articles of association (statuts), no more than one-third of the number of directors may be over 70 years of age at the end of the fiscal year. If such number is exceeded, the oldest director is automatically deemed to have resigned.
      In addition, in accordance with our articles of association (statuts), the Chairman of the board, the Chief Executive Officer and the executive vice presidents may not be more than 65 years old. The Chairman and the Chief Executive Officer shall be deemed to have resigned at the end of the annual ordinary shareholders’ general meeting which approved the financial accounts for the fiscal year in which he reaches this age.

Share Ownership Requirement for Director Qualification
      In accordance with our articles of association (statuts) and pursuant to our share-split, which was effected on May 13, 2005, each director must, for the duration of his or her term, hold at least 400 of our shares, which must be held in registered form.
      If, upon his or her appointment, a director does not hold or, during the term of his or her office ceases to hold, the requisite number of shares, he or she will be deemed to have resigned unless he rectifies the situation within three months.

Shareholders’ Meetings and Voting Rights

General
      Under French law, there are two types of general shareholders’ meetings: ordinary and extraordinary.
      Ordinary general shareholders’ meetings are required for matters such as:

•	electing, replacing and removing directors;

•	allocating fees to the board of directors;

•	appointing statutory auditors;

•	approving the annual and consolidated accounts;

•	declaring dividends or authorizing dividends to be paid in shares; and

•	approving regulated agreements.
      Extraordinary general shareholders’ meetings are required for approval of amendments to our articles of association (statuts) including:

•	changing our name or our corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities (common or preferred shares);

•	authorizing the issuance of any securities giving right to equity securities;

•	a statutory merger; and

•	our voluntary winding up prior to the end of its statutory term.
      Special shareholders’ meetings of a certain category of shares or of securities giving access to our share capital are required for any modification of the rights derived from such category of shares or for any modification of the terms and conditions of such securities giving access to our capital. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special shareholders’ meeting.

Annual Ordinary Meetings
      French law requires our Board of Directors to convene an annual ordinary general shareholders’ meeting for approval of the annual accounts and the consolidated accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court (Tribunal de Commerce). If our Board of Directors fails to convene a shareholders’ meeting, our statutory auditors may call the meeting. A shareholders’ meeting may also be convened by the majority shareholders in share capital or voting rights following a tender offer on our shares or the acquisition of a controlling block of shares. In a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Our Board of Directors may convene any shareholders’ meeting upon proper notice any time during the year. In addition, any one of the following may request the court to appoint an agent to convene a meeting:

•	any interested party in cases of urgency;

•	one or several shareholders holding at least 5% of our share capital;

•	certain duly qualified associations of shareholders who hold their shares for at least two years in registered form and who together hold a specified percentage of our voting rights; or

•	the workers’ committee in cases of urgency.

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
      At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice (avis de convocation) containing the final agenda and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice and must be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which we are registered, as well as in the BALO, with prior notice having been given to the AMF.
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
      A holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by or on our behalf by an agent appointed by us prior to a date that is no earlier than one day before the date set for the meeting.
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
      According to French law, any shareholder voting by correspondence or by proxy and presenting a certificate issued by the intermediary attesting that the shares are blocked may nevertheless transfer all or part of the shares with which the shareholder voted by correspondence or for which the shareholder appointed a proxy, upon the condition that the shareholder provide our authorized agent with details enabling the shareholder to cancel its vote or proxy and change the number of shares and corresponding votes no later than the day before the general shareholders’ meeting.

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
      As of December 31, 2005, 4,647,938 of our shares carried double voting rights, representing approximately 4.70% of our outstanding shares and approximately 4.55% of our voting rights.

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
      According to our articles of association (statuts), our Board of Directors may decide that votes submitted during the general meetings of shareholders be sent by remote data transmission pursuant to applicable regulations.
      Any shareholder who previously submitted a vote by correspondence or granted a proxy may still attend a general meeting and participate in the vote, in which case the correspondence or proxy vote is invalidated.

Quorum
      French law requires that shareholders holding at least 20% of the shares entitled to voting rights must be present in person or voting by mail or by proxy or by any means including, when implemented, by remote data transmission (i.e., the Internet), in accordance with the applicable laws and regulations to fulfill the quorum requirement for:

•	an ordinary general meeting; and

•	an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

      For the purposes of attaining a quorum, each of our shares having double voting rights counts as one share and not two. The quorum requirement is 25% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.
      If a quorum is not attained at a meeting, the meeting is postponed. When a postponed ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in our share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 20% of our outstanding voting rights must be present in person or voting by mail or by proxy for a quorum. If a quorum is not attained, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the reconvened meeting may be discussed and voted upon.

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
Changes in Our Share Capital

Increases in Our Share Capital
      Pursuant to French law, our share capital may be increased only with the approval of the shareholders at an extraordinary general meeting of shareholders. Increases in our share capital may be effected by:

•	issuing common or preferred shares;

•	issuing a new class of equity securities; or

•	increasing the nominal value of the existing shares.
      Increases in share capital by issuing common or preferred shares may be effected by issuing such securities:

•	for cash;

•	for assets contributed in kind;

•	by conversion, exchange or redemption of debt securities previously issued;

•	by exercise of any such rights, attached or not to other securities, giving access to common or preferred shares, including warrants or stock options;

•	by capitalization of profits, reserves or share premiums;

•	subject to various conditions, in satisfaction of debt incurred by us; or

•	any combination of the above.
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
      Since the ordinance N° 2004-604 of June 24, 2004, the shareholders, at an extraordinary general meeting, may delegate the authority, subject to certain conditions, or the powers to carry out certain increases in our share capital to the Board of Directors. The Board of Directors may further delegate this right to the Chairman and Chief Executive Officer and, with his agreement, to one or several executive vice presidents.
      Whenever the shareholders approve a capital increase or approve the delegation to our Board of Directors of the right to implement a capital increase (except when it results from an earlier issue of securities giving right to shares), they must also consider whether an additional capital increase should be reserved for our employees and our subsidiaries or whether to delegate or to authorize to our Board of Directors the right to carry out such reserved capital increase.
      On April 28, 2006, our shareholders authorized our Board of Directors to:

•	increase the share capital by issuing ordinary shares or any other securities giving access to the share capital or giving the right to debt securities while waiving the shareholders’ preferential subscription right, but with the authority to grant a priority period, up to a maximum amount of €15,000,000. This authorization shall be valid for a period corresponding to the remaining validity period of the second resolution of the Combined General Meeting held on April 29, 2005, without exceeding June 28, 2007 (8th Resolution);

•	increase the number of securities to be issued in the event of a share capital increase, with or without waiving the shareholders’ preferential subscription right within 30 days of the close of the subscription period and up to a maximum limit of 15% of the initial issue and at the same price as that used for the initial issue. This authorization shall be valid for a period corresponding to the remaining validity period of second resolution of the Combined General Meeting held on April 29, 2005, without exceeding June 28, 2007 (9th Resolution);

•	grant shares, free of charge, to our eligible employees and officers and our affiliated companies up to the limit of 1% of the share capital. This authorization shall be valid for a period of 38 months (10th Resolution); and

•	increase our share capital by issues of securities for which the subscription is reserved to members of a Group Savings Plan (Plan d’Epargne d’Entreprise) up to a maximum nominal amount representing 3% of our share capital. This authorization invalidates the authorization granted by the 6th resolution of the General Meeting of Shareholders held on April 29, 2005. It shall be valid for a period of 26 months (11th Resolution).

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

      The history of our issued share capital since year-end 2001 is described below:

	Number of
	Shares Issued	Share Capital

	(in € millions
	except for shares issued)
Shares as of December 31, 2001	26,713,448	81.5
2002 increase	48,565	0.1
2002 increase(a)	23,250	0.1
Subscription to equity issue(b)	98,614	0.3
Decrease in capital(c)	(3,475,953)	(10.6)
Shares as of December 31, 2002	23,408,004	71.4
2003 increase	330,327	1.0
2003 increase(a)	—	—
Subscription to equity issue(b)	—	—
Decrease in capital	—	—
Shares as of December 31, 2003	23,738,331	72.4
2004 increase	40,543	0.12
Subscription to equity issue	331,780	1.01
Decrease in capital	—	—
Shares as of December 31, 2004	24,110,654	73.5
2005 increase	2,465,664	1.9
One to four share split	72,331,962	—
Decrease in capital	(34,108)	(0.03)
Shares as of December 31, 2005	98,874,172	75.4

(a)	This increase results from exercised stock options.

(b)	This increase results from a new equity issuance reserved for our employees.

(c)	Decrease in capital by cancellation of treasury shares.

Preemptive Subscription Rights
      According to French law, if we issue securities for cash giving right either immediately or at a later date to subscribe to our new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive subscription rights require us to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a settling of cash debts. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Eurolist by Euronexttm.
      A two-thirds majority of the shares entitled to vote at an extraordinary general meeting of shareholders may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that our Board of Directors and our independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by French law. The shareholders may also decide at an extraordinary general meeting of shareholders to give the existing shareholders, during a limited period of time, a non-transferable priority right (délai de priorité) to subscribe to the new securities. If they so choose, shareholders may also notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering.

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
      Pursuant to a French law of August 1, 2003 (loi de sécurité financière), the Chairman of our Board of Directors has delivered a special report to the annual ordinary shareholders’ meeting held on April 28, 2006, regarding the status of the preparation and organization of the work of our Board of Directors, the status of the internal control procedures implemented by our Company and on the restrictions if any, that our Board of Directors have placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of our internal controls, the organization of the participants in our internal controls and the internal control procedures we currently have in place.

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

Legal Reserve
      French law provides that French sociétés anonymes, like us, must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of December 31, 2005, our legal reserve was €9.8 million. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

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
      Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Euroclear France. That account is separate from our share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our articles of association (statuts) permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables or “TPI”, according to which Euroclear France will, upon our request, disclose to us on a specific date a shareholder’s name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities held by the shareholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that might apply to these securities.
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
      For dealings on Eurolist, an impôt sur les opérations de bourse, or tax assessed on the price at which the securities were traded, is payable by French residents, at a rate of 0.3% on transactions up to €153,000 and at a rate of 0.15% thereafter, subject to a rebate of €23 per transaction and maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de bourse.

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
      Under the General Regulation of the AMF, subject to limited exemptions, any person or persons acting in concert who come to own more than 33 1/3 % of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital and for the balance of the securities giving access to the share capital of such company or to the voting rights of such company.
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
      If any person fails to comply with the legal notification requirements, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court located in the jurisdiction of our registered office at the request, for example, of our Chairmen, or any shareholder or the AMF, and may be subject to a €18,000 fine.

Purchase of Our Own Shares
      In accordance with French law, we may not subscribe for our own shares. However, pursuant to the European regulations, French law and the AMF’s regulations, we may, either directly or through a financial services intermediary (prestataire de services d’investissement) purchase our own shares in an amount of up to 10% of its share capital. Pursuant to AMF regulations, we, prior to the completion of a repurchase program, must make public a report containing a description of the program. However, the publication of a description is not required if an equivalent description is provided, either (i) in the special report to the annual shareholders’ meeting concerning the completion of the repurchase program during the previous fiscal year or (ii) in our document de référence.
      We may not repurchase an amount of shares that would result in our holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.
      Repurchased shares held by us must be held in registered form. These shares must be fully paid up. Such shares are deemed to be outstanding under French law but are not entitled to dividends (these are carried forward to the next fiscal year as distributable profits) or voting rights and we may not exercise preferential subscription rights.
      The shareholders, at an extraordinary general meeting of shareholders, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.
      The general shareholders meeting of April 29, 2005, authorized our Board of Directors for a period of 18 months to repurchase and dispose of up to 2,413,033 of our shares at a maximum purchase price of €200 per share and a minimum sale price of €100 per share. This share repurchase program prospectus (note d’information) received approval (visa) no. 05-202 of the AMF on April 1, 2005. This authorization is granted for five years. We may not cancel more than 10% of our outstanding share capital over any 24-month period.
      Our Board of Directors submitted to the general shareholders meeting, held on April 28, 2006, a resolution to authorize the our Board of Directors to repurchase and dispose of up to 10% of our share capital (i.e., 9,887,417 of our shares), at a maximum purchase price of €75 per share and a minimum disposal price of €35 per share. The purposes of the share repurchase program are the following:

•	the allocation/sale of shares to our employees or executives or companies within the Group according to the terms and conditions provided by laws and regulations (in particular, in regards to employee profit sharing, stock option plans and the free allocation or sale of existing shares);

•	the delivery of shares for payment or exchange in relation to external growth transactions;

•	creating a market for the shares, with the aim of insuring the liquidity of the share, by a financial services intermediary pursuant to a liquidity agreement in conformity with a professional code of ethics of the AFEI approved by the French AMF;

•	the cancellation of shares;

•	the delivery of securities at the time of the exercise of the rights attached to transferable securities giving access to share capital; and

•	the execution of any market practice that would come to be recognized by law or by the AMF.
      This resolution replaces and renders void the resolution of April 29, 2005.

Trading in Our Shares
      Pursuant to the regulations of the European Union and the AMF, we may not trade in our own shares for the purpose of manipulating the market. Pursuant to these regulations, there are certain requirements for trades by a company to be deemed valid:

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
      Pursuant to the General Regulation of the AMF and its instructions, we must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on the AMF’s website, no later than the seventh trading day following the date of execution of any such transactions.
      In addition, as the case may be, we will disclose, at least once a month, specified information regarding transactions.

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
      The Depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the Depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the American Depositary Receipts or to the withdrawal of deposited securities.
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

Record Dates
      The Depositary may fix record dates for the determination of the American Depositary Receipt holders who will be entitled:

•	to receive a dividend, distribution or rights; or

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,
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
      The following additional charges shall be incurred by the American Depositary Receipt holders, by any party depositing or withdrawing shares or by any party surrendering American Depositary Receipts or to whom American Depositary Receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the American Depositary Receipts or the deposited securities or a distribution of American Depositary Receipts), whichever is applicable:

•	to the extent permissible under the rules of the New York Stock Exchange, a fee of U.S.$0.02 or less per American Depositary Share (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	to the extent not prohibited by the rules of any stock exchange or inter-dealer quotation system upon which the American Depositary Shares are traded, a fee of U.S.$1.50 per American Depositary Receipt or American Depositary Receipts for transfers of certificated American Depositary Receipts made;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars.
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
Reclassifications, Recapitalizations and Mergers
      If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the Depositary may choose to:

•	amend the form of American Depositary Receipt;

•	distribute additional or amended American Depositary Receipts;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.
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

•	any law, regulation, or provisions governing deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the American Depositary Receipts provide shall be done or performed by it;

•	it exercises or fails to exercise discretion under the deposit agreement or the American Depositary Receipt;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of American Depositary Receipts, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.
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
      The Depositary may own and deal in deposited securities and in American Depositary Shares.
Disclosure of Interest in American Depositary Shares
      From time to time we may request you and other holders and beneficial owners of American Depositary Shares to provide information as to:

•	the capacity in which you and other holders and beneficial owners own or owned American Depositary Shares; and

•	the identity of any other persons then or previously interested in such American Depositary Shares and the nature of such interest and various other matters.
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

Requirements for Depositary Actions
      We, the Depositary or the custodian may refuse to:

•	issue, register or transfer an American Depositary Receipt or American Depositary Receipts;

•	effect a split-up or combination of American Depositary Receipts;

•	deliver distributions on any such American Depositary Receipts; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

—	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

—	the holder has provided the Depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

—	the holder has complied with such regulations as the Depositary may establish under the deposit agreement.
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

•	the Depositary has received collateral for the full market value of the pre-released American Depositary Shares; and

•	each recipient of pre-released American Depositary Shares agrees in writing that he or she:

—	owns the underlying shares;

—	assigns all rights in such shares to the Depositary;

—	holds such shares for the account of the Depositary; and

—	will deliver such shares to the custodian as soon as practicable, and promptly if the Depositary so demands.
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

Convertible/ Exchangeable Bonds (“OCEANE”)
      On January 22, 2002, we issued €793.5 million aggregate principal amount of 1% convertible bonds into new shares or exchangeable into our existing shares (“OCEANE”). Each of the 4,667,647 OCEANE issued carries a nominal value of €170 and is exchangeable or convertible into one of our shares. Subject to prior conversion or exchange by the holder or our own exercise of early redemption rights, we will redeem each outstanding OCEANE for €190.07 at their maturity on January 1, 2007. The actuarial yield rate for OCEANE holders is 3.25% per year in case of non-conversion or exchange. OCEANE holder representatives may trigger early redemption obligations upon the occurrence of a specified event of default, including notably an uncured failure to pay interest or principal on the OCEANE, default by us or our subsidiaries on other indebtedness or guarantees in an amount exceeding €50 million, the contractual acceleration of any such indebtedness, an uncured failure to meet our other undertakings for more than 14 days, protection from creditors, or delisting from our equity securities from our principal trading markets. The OCEANE were listed on Eurolist (formerly the Premier Marché of Euronext Paris SA) on January 30, 2002. Through the end of the first quarter of 2005, Technip repurchased 1,066,236 OCEANE for a total amount of €188.2 million. In accordance with the indenture of the AMF, the 1,066,236 convertible bonds were cancelled. As a result, the convertible bonds’ outstanding amount was reduced to €612.2 million as of February 24, 2005. On February 23, 2006, we announced the early redemption of all outstanding convertible bonds issued in January 2002. As of January 31, 2006, there were 3,579,811 bonds outstanding.
      Bondholders overwhelmingly opted to convert their bonds into our shares: 3,577,782 bonds (99.94%) were converted into 14,311,128 of our shares (of which 2,719,062 were existing shares and 11,592,066 were newly issued). The 2,029 bonds which were not converted were redeemed for cash at €187.06 per bond (accrued interest included).

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
      If you transfer listed shares using a written agreement signed as of January 1, 2006, that agreement must generally be registered and a registration duty of 1.1% of either the purchase price or the market value of the shares transferred, whichever is higher, will be due. The maximum duty is €4,000 per transfer. However, in some circumstances, if the agreement is executed outside France, this duty will not be due.

Taxation of Dividends
      In France, dividends are paid out of after-tax income.
      With respect to dividends paid since January 1, 2005, French individual shareholders are entitled to a tax credit equal to 50% of the dividend paid, capped, per year, at €230 or, as the case may be, €115, depending on the marital status of the individual shareholder. Non-individual shareholders are not entitled to this tax credit.
      Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the above-mentioned French tax credits.
      Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax or, in the case of certain tax treaties, be eliminated.
      Certain tax treaties further provide for a refund of the French tax credits attached to dividends to certain non-residents. The French tax authorities have indicated that non-resident individual shareholders benefiting from a tax treaty providing for the refund of the French tax credits attached to dividends are entitled to the refund of the above-mentioned French tax credit net of the applicable withholding tax.
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
      The following countries and Territoires d’Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally to 15%) of all or part of such withholding tax and a refund of the French tax credits attached to dividends (net of applicable withholding tax).

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
      Dividends paid in 2005. As to dividends paid in 2005 by us, if you are entitled to the benefits of a treaty, you may have been subject, on the date of payment of the dividend to the withholding tax at the reduced rate provided for by such treaty rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, if you established your entitlement to such reduced rate before the date of payment of the dividend by providing the paying agent with a certificate (the Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.
      If the non-resident shareholder did not file the Certificate before the dividend payment date, we will withhold the French withholding tax at the rate of 25%. This non-resident may claim a refund of the excess withholding tax by completing and providing the paying agent with the relevant form before December 31, 2007.
      Furthermore, if you are entitled to a refund of the French tax credits attached to dividends under your relevant tax treaty, you can claim such a refund on distributions made by us in 2005 net of the applicable withholding tax, but only to the extent that you are an individual.
      The French tax authorities have not detailed yet the filing formalities that have to be completed in order to obtain the refund of the French tax credit described above with respect to the distributions paid since January 1, 2005.

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
Taxation of U.S. Investors
      The following is a general summary of certain material U.S. federal income tax and French tax consequences of owning and disposing of our shares or American Depositary Shares. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of our shares or American Depositary Shares and all of the following seven points apply to you:

•	you own (directly, indirectly or by attribution) less than 10% of our outstanding share capital or voting stock; and

•	you do not hold your shares or American Depositary Shares in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.

•	you are any one of the following:

—	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

—	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof including the District of Columbia;

—	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust;

•	you are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994, and any protocols thereto (the “U.S.-France income tax treaty”) as a U.S. resident under the “limitation on benefits” article of that treaty;

•	you hold your Technip shares or American Depositary Shares as capital assets;

•	you are not also a resident of France; and

•	your functional currency is the U.S. dollar.
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
      For U.S. federal income tax purposes, a U.S. holder of American Depositary Shares should be treated as owning the underlying shares represented by the American Depositary Shares.
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

Taxation of Dividends
      Under the U.S.-France income tax treaty, the rate of French withholding tax on dividends paid to a U.S. holder whose ownership of the American Depositary Shares or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that the U.S. holder establishes before the date of payment that he or she is a resident of the United States under the Treaty in accordance with the procedures described below.
      Subject to certain conditions and filing formalities, an individual U.S. holder would also be entitled to a payment equal to the French tax credit of 50 % attached to dividends paid in 2005 by us (capped at €230 or €115, depending on the marital status of the U.S. holder) net of the 15% withholding tax, if he or she attests that he or she is subject to U.S. federal income taxes on the payment of the dividend and the related French tax credit (an “Eligible U.S. holder”).

      U.S. holders, other than Eligible U.S. holders, are not entitled to the payment of any French tax credit in respect of dividends paid in 2005.
      Generally, dividends paid to a U.S. holder in 2005 were subject to the reduced withholding tax rate of 15% at the time the dividend was paid if the U.S. holder provided the paying agent before the dividend payment date with a certificate (the “Certificate”) based on the draft provided by the French tax authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.
      If a U.S. holder entitled to a reduced withholding tax rate did not file a completed Certificate before the dividend payment date, we withheld the French withholding tax at the rate of 25%. Such U.S. holder may claim a refund of the excess withholding tax by completing and providing the paying agent with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31, 2007.
      In all cases, any French withholding tax refund is generally expected to be paid to U.S. holders within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid.
      The Certificate or, where applicable, the Treasury Form RF1 A EU-No. 5052, together with their respective instructions, are provided by the Depositary to all U.S. holders of American Depositary Shares registered with the Depositary and are also available from the United States Internal Revenue Service (the “IRS”). The Depositary shall arrange for the filing with the French tax authorities of all Certificates, or Forms as the case may be, provided that they are completed by U.S. holders of American Depositary Shares and returned to the Depositary in sufficient time.
      For U.S. federal income tax purposes, the gross amount of any distribution (including the related French tax credit paid to you, including any French tax withheld), generally will be included in your gross income as ordinary dividend income when payment is actually or constructively received by you (or on the date payment is received by the Depositary, if you hold American Depositary Shares). Dividends paid by us will not give rise to the dividends received deduction generally allowed to U.S. corporate shareholders with respect to dividends received from other U.S. corporations. Dividends generally will constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category” income, or in the case of certain U.S. holders, “general category” income for foreign tax credit purposes.
      Further, the amount of any dividend paid in euro, including any French tax withheld, will equal the U.S. dollar value of the euro amount received calculated by reference to the spot rate in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of American Depositary Shares, regardless of whether the payment is in fact converted into U.S. dollars. If you convert the euro amount into U.S. dollars on the date of receipt, you generally should not recognize any exchange gain or loss. If you do not convert any such euro that is received by you into U.S. dollars on the date you receive it, you generally will have a tax basis in the euro amount equal to its U.S. dollar value on the date of receipt. You also will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of such euro amount, which generally will be treated as U.S. source ordinary income or loss. Moreover, you may be required to recognize exchange gain or loss if you receive a refund paid in euros under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This exchange gain or loss generally will be treated as U.S. source ordinary income or loss. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.
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
      Certain U.S. holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or American Depositary Shares) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-France income tax treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares or American Depositary Shares should constitute qualified dividend income for U.S. federal income tax purposes, however, this is a factual matter and is therefore subject to change. We anticipate that our dividends will be reported as qualified dividends on Form 1099-DIV. You are urged to consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of your own particular situation and regarding the computation of your foreign tax credit with respect to any qualified dividend income paid by us, as applicable.
      The United States Treasury has expressed concern that parties to whom American Depositary Shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividend income by U.S. holders of American Depositary Shares. Accordingly, the discussion above regarding the creditability of French withholding tax or the availability of qualified dividend treatment could be affected by future actions that may be taken by the United States Treasury with respect to American depository shares.

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

Passive Foreign Investment Company Status
      A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we did not qualify as a PFIC for the taxable year ending December 31, 2005, for U.S. federal income tax purposes. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or American Depositary Shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or American Depositary

Shares. Furthermore, dividends paid by us would not be “qualified dividend income” and would be subject to the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of Technip shares or American Depositary Shares.

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

United States Information Reporting and Backup Withholding
      Dividend payments and proceeds paid from the sale or other disposition of Technip shares or American Depositary Shares may be subject to information reporting to Internal Revenue Service (the “IRS”) and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to the information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status (generally on Form W-8BEN) in connection with payments received in the United States or through some U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.
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
      Our major market risk consists of fluctuations in currency exchange rates. We use simple derivative financial instruments primarily to manage this risk exposure. These financial instruments are designated as hedges of underlying exposures associated with specific revenues, costs, assets, liabilities or commitments. Fair value calculations are presented in Note 33 to our Consolidated Financial Statements and are set out in the table below.
Cash Management
      Cash surpluses are almost entirely denominated in euro, U.S. dollars (or Malaysian Ringgit which had a fixed exchange rate with the U.S. dollar as of December 31, 2005), Japanese Yen, British Pound Sterling, Canadian Dollar, Australian Dollar, Indian Rupee, Norwegian Crown, and Saudi Rial. Part of the cash surplus is allocated to forecasted expenditures on given projects. We invest these cash surpluses in short-term floating investments to ensure liquidity and avoid interest rate risk.
      Since the beginning of 2000, we have used a dedicated financing entity (Technip Eurocash SNC) to manage centrally our cash and hedging, with the exception of cash held by our Malaysian, Singaporean, Saudi Arabian and Brazilian subsidiaries and some of the Australian, Chinese and Indonesian subsidiaries. Each participating subsidiary transfers its cash surplus to Technip Eurocash SNC and requests cash when needed. Cash flow forecasts are centrally analyzed on a regular basis by Technip Eurocash SNC.
Debt Management
      We have limited financial debt (€1,519.7 million, and €1,600.7 million as of December 31, 2005 and 2004, respectively). On December 31, 2005, our short-term debt of €214.4 million is composed of the following:

•	commercial paper for €150.0 million with an average maturity of less than three months;

•	bank overdrafts and others for €39.2 million;

•	accrued interests on the convertible bonds for €24.2 million; and

•	short-term part of the long-term debts, which amounts to €1.0 million.
      On December 28, 2005, Technip Coflexip USA Holdings repaid U.S.$109 million utilization on the credit facility raised in April 2004 for an authorized amount of €850.0 million to refinance the credit facility obtained for the Aker Maritime Deepwater Division acquisition. This bank credit facility is fully repayable at maturity in June 2010.
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
      In accordance with the terms and conditions of the convertible bonds, the convertible bonds repurchased have been cancelled, reducing the nominal issued amount to €612.2 million on December 31, 2005 (excluding the redemption premium amount). See “Item 10. Additional Information — Material Contracts” above.
      On January 2006, some bondholders have exercised their option for converting 21,600 bonds into 86,400 existing Technip shares.

      On February 23, 2006, we announced the early redemption of all outstanding convertible bonds issued in January 2002. As of January 31,2006, there were 3,579,811 bonds outstanding.
      Bondholders overwhelmingly opted to convert their bonds into Technip shares: 3,577,782 bonds (99.94%) were converted into 14,311,128 Technip shares (of which 2,719,062 existing and 11,592,066 newly issued). The 2,029 bonds which were not converted were redeemed for cash at €187.06 per bond (accrued interest included).
      For our unused and confirmed multicurrency banking credit lines as of December 31, 2005, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
      On April 29, 2004, we raised €850 million through a syndicated new bank revolving bank facility agreement with a five-year facility to replace two of the authorized unused and confirmed credit lines. As a result, the Group had unused and confirmed multicurrency credit lines of approximately €1,136 million, of which approximately €1,100 million is available beyond December 31, 2005. See “Item 10. Additional Information — Material Contracts” above.
      On May 26, 2004, we issued a €650 million seven-year eurobond maturing on May 26, 2011 with a 4.625% coupon. For a summary of the terms and conditions, see “Item 10. Additional Information — Material Contracts” above.
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
      The fair value of the long-term debt determined on a borrowing-by-borrowing basis, by discounting future cash flows using the borrowing rates prevailing on swap market at year end is estimated as follows:

	Accounting value	Fair value

	(in € millions)
Non-current and accrued interest on non-current
Convertible bond	656.2	676.6
Eurobond	668.1	702.0
Other	5.2	5.2

	1,329.5	1,383.8

Currency Risk
      We operate under long-term contracts that are frequently denominated in currencies other than our functional currency, the euro. As of December 31, 2005, revenues from contracts denominated in non-euro currencies were approximately 74.6% of our total revenues, of which more than 50.8% were denominated in U.S. dollars. Approximately 36.5% of our operating expenses during this period were denominated in U.S. dollars and significant amounts were also denominated in Japanese yen, British pound sterling, Malaysian Ringitt, Brazilian Real, Australian Dollar, Indian Rupee, Norwegian Crown and Canadian Dollar.
      Our policy is to continually assess our exposure to exchange risk on contracts and, whenever practicable, to reduce risks by incurring operating expenses in the same currency in which the corresponding revenues are generated. We further reduce our exposure to exchange rate fluctuations through the use of forward exchange contracts, currency exchange rate guarantees or options when we believe it appropriate. Typically, we hedge a contract once it has been awarded or, in some cases, at the latest, once it comes into force. However, because we may be subject to significant exchange rate exposure during the period from the contract bid to the awarding of the contract, we may, depending on our appreciation of the probability that the contract will be awarded to us and on market conditions, enter into currency options or currency exchange rate guarantees for contracts on which we have bid (see Note 1C(c) to our Consolidated Financial Statements).

      We do not enter into forward exchange contracts or exchange options for purposes other than those described above. Our policy does not permit us to take, or authorize our subsidiaries or businesses to take, speculative market positions.
      The tables below present the maturities and fair value of our hedging instruments as of December 31, 2005 and 2004, respectively and are based on maturities and interest and exchange rates at these same dates and present future cash flows generated by derivatives instruments.
As of December 31, 2005

	Maturing in year ending December 31,
							Fair value
Foreign Exchange Contracts	2006	2007	2008	2009	2010	Total	Total

	(in € millions)
Sell currency, buy national currencies
U.S.$	830.7	457.2	47.3	9.8	—	1,345.0	(63.2)
GBP	89.4	2.5	—	0.5	—	92.4	(0.2)
CAD	68.0	25.2	—	—	—	93.2	(13.9)
Others	21.1	1.3	—	—	—	22.4	(0.4)
Total	1,009.2	486.2	47.3	10.3	—	1,553.0	(77.7)

Buy currency, sell national currencies
U.S.$	12.6	0.4	—	—	—	13.0	0.1
GBP	56.6	52.6	—	—	—	109.2	0.1
Others	17.2	—	—	—	—	17.2	0.2
Total	86.4	53.0	—	—	—	139.4	0.4

Sell/buy foreign currencies	545.4	113.3	1.1	1.6	—	661.4	3.7
Total	545.4	113.3	1.1	1.6	—	661.4	3.7

As of December 31, 2004

	Maturing in year ending December 31,
							Fair value
Foreign Exchange Contracts	2005	2006	2007	2008	2009	Total	Total

	(in € millions)
Sell currency, buy national currencies
U.S.$	608.5	57.7	—	—	—	666.2	75.8
GBP	18.4	6.2	—	—	—	24.6	0.6
AED	2.2	—	—	—	—	2.2	0.0
Others	16.3	0.9	—	—	—	17.2	0.5
Total	645.4	64.8	—	—	—	710.2	76.9

Buy currency, sell national currencies
U.S.$	159.9	0.1	—	—	—	160.0	(19.6)
JPY	1.5	—	—	—	—	1.5	0.0
GBP	37.0	11.2	—	—	—	48.2	(0.8)
Others	23.5	0.7	—	—	—	24.2	(0.4)
Total	221.9	12.0	—	—	—	233.9	(20.8)

Sell/buy foreign currencies	252.6	85.6	4.8	—	—	343.0	26.1
Total	252.6	85.6	4.8	—	—	343.0	26.1

Interest Risk
      We require that our cash invested in marketable securities remains liquid. Therefore, most cash is invested in floating-rate investments.
      Most of the debt other than the OCEANE bond and the Euro bond issue at the end of December 31, 2005 is variable-rate debt. We usually do not enter into interest rate derivative contracts, except when interest rate markets offer attractive conditions. As of December 26, 2005, the Group claimed for early settlement on the last interest rate swap, which converted the U.S.$ LIBOR rate into a U.S.$ fixed rate through the June 2006 maturity date.
      As a result, as of December 31, 2005, fixed-rate debt amounted to 87.6% of total debt.

Item 12.	Description of Securities Other than Equity Securities
      Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
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
      Our Chief Executive Officer and our President, Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days of the filing of this Annual Report on Form 20-F. Based on that evaluation, our Chief Executive Officer and our President, Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared, in order to allow timely decisions regarding required disclosure.
      There have been no significant changes in our internal controls or, to our knowledge, other factors that could significantly affect our internal controls subsequent to the evaluation date. Therefore, no corrective actions were taken.

Item 16.	[Reserved]
Item 16A. Audit Committee Financial Expert
      In 2005, our Board of Directors determined that Mr. Lebègue, a member of our Audit Committee and an independent member of our Board of Directors, qualified as an “audit committee financial expert” as defined by the Sarbanes-Oxley Act of 2002 and in the instructions to Item 16A of Form 20-F.
Item 16B.     Code of Ethics
      We have adopted a code of ethics that applies to senior financial officers, among others, Daniel Valot and Olivier Dubois. This code of ethics is available in print to any shareholder upon request to our Investor Relations group (e-mail: investor-relations@technip.com or telephone: +33-1-4778-6675). There have been no amendments or waivers, express or implicit, to our code of ethics since its inception.
Item 16C.     Principal Accountant Fees and Services
      Barbier Frinault & Autres (Ernst & Young) served as our independent auditors for each of the financial years in the two-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F. Claude Charron has acted as our co-auditor for French statutory purposes until April 24, 2004. PricewaterhouseCoopers acted as co-auditor for French statutory purposes from then on.

      The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young and PricewaterhouseCoopers Audit for each of the financial years ended December 31, 2004, and December 31, 2005:

		2005		2004
	2005	PricewaterhouseCoopers	2004	PricewaterhouseCoopers
	Ernst & Young	Audit	Ernst & Young	Audit

		(in € thousands)
Audit Fees(1)	4,524	1,132	3,637	269
Audit-Related Fees(2)	62	0	349	16
Tax Fees(3)	846	123	947	89
All Other Fees(4)	98	27	345	34
Total	5,530	1,282	5,278	408

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the AMF and the SEC or other regulatory bodies.

(2)	Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

(3)	Tax Fees include fees for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

(4)	All Other Fees include fees for training; risk management consulting engagements; and services related to the Group’s environmental report.

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
      The procedure as renewed on December 14, 2005 by the Audit Committee for the 2006 financial year contains a pre-approved list of services that the statutory auditors may provide us:

•	audit-related engagements up to €0.5 million;

•	tax advising engagements up to €1.5 million;

•	other services up to €0.5 million; and

•	with a unit cap per engagement up to €0.2 million.
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
      The chief financial officer of each subsidiary for which any such engagement is considered must provide prior written notice to the Branch Financial Controller with a copy to the Group Corporate Secretary.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
      Not applicable.
Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

			Total Number of	Maximum Number
			Securities Purchased	of Securities that
			as Part of Publicly	May Yet Be
	Total Number of	Average Price	Announced	Purchased under
Period	Securities Purchased	Paid per security	Programs	the Programs

2005-01-01 to 2005-01-31	0	0	0	0
2005-02-01 to 2005-02-28	0	0	0	0
2005-03-01 to 2005-03-31	0	0	0	0
2005-04-01 to 2005-04-30	0	0	0	0
2005-05-01 to 2005-05-31	139,576	35.81	139,576	2,076,630
2005-06-01 to 2005-06-30	139,576	35.81	139,576	1,937,054
2005-07-01 to 2005-07-31	0	0	0	0
2005-08-01 to 2005-08-31	0	0	0	0
2005-09-01 to 2005-09-30	220,500	47.35	220,500	1,716,554
2005-10-01 to 2005-10-31	350,000	46.01	350,000	1,366,554
2005-11-01 to 2005-11-30	0	0	0	0
2005-12-01 to 2005-12-31	100,000	48.80	100,000	1,266,554

PART III

Item 17.	Financial Statements
      Not applicable.

Item 18.	Financial Statements
TECHNIP
Item 19.     Exhibits

1.1	Articles of Association as amended as of February 22, 2006, of Technip
8.1	Subsidiaries of Technip (see Note 35 to the Consolidated Financial Statements)
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the President, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and the President, Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of Barbier Frinault & Autres (Ernst & Young) as auditors of Technip

SIGNATURES
      The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Technip

By:	/s/ Daniel Valot

Name: Daniel Valot
Title: Chief Executive Officer
Date: June 29, 2006

TECHNIP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      To the Shareholders and the Board of Directors of Technip:
      We have audited the accompanying consolidated balance sheets of Technip and its subsidiaries (“Technip”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows, for the years then ended. These financial statements are the responsibility of Technip’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in France and in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of Technip’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Technip’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of Technip at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as adopted by the European Union.
      International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 36 to 38 to the consolidated financial statements.
      Neuilly-sur-Seine, France
      April 3, 2006, except for Notes 36 to 38, for which the date is June 28, 2006.
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Represented by Gilles Puissochet

1.	CONSOLIDATED INCOME STATEMENTS

		For the years ended
		December 31,

	Notes	2005	2004

		(Amounts in millions of Euro,
		except as otherwise stated)
Revenues	3	5,376.1	5,140.9
Cost of Sales		(4,818.0)	(4,577.8)
Gross Margin		558.1	563.1
Research and Development Expenses		(29.4)	(30.2)
Selling Costs		(84.0)	(99.1)
Administrative Costs		(224.2)	(189.3)
Other Operating Income		32.6	26.0
Other Operating Expenses		(22.1)	(36.9)
Income/(Loss) from Operations	4	231.0	233.6
Financial Income	5	20.0	14.3
Financial Expenses	5	(108.8)	(80.7)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method		1.3	1.2
Income/(Loss) before Tax		143.5	168.4
Income Tax Expense	6	(43.5)	(54.2)

Income/(Loss) from Continuing Operations		100.0	114.2

Income/(Loss) from Discontinued Operations	7	(5.0)	—

Net Income/(Loss) for the Year		95.0	114.2

Attributable to:
Shareholders of the Parent Company		93.3	111.8
Minority Interests		1.7	2.4

		95.0	114.2

Number of Shares Considered for Net Earnings per Share Computation(2)	8	95,687,456	94,454,277 (1)
Number of Shares Considered for Net Diluted Earnings per Share Computation(3)	8	97,217,686	110,843,694 (1)
Number of Shares Considered for Net Fully Diluted Earnings per Share(4)	8	115,349,102	115,544,936 (1)
Net Earnings per Share (in Euros)(2)	8	0.98	1.18
Net Diluted Earnings per Share (in Euros)(3)	8	0.96	1.13
Net Fully Diluted Earnings per Share (in Euros)(4)	8	1.11	1.09

(1)	The number of shares have been adjusted to take into account the 4-for-1 share split on May 13, 2005 and to enable the comparison.

(2)	Net earnings per share are based on the weighted average number of outstanding shares over the period, after deducting the treasury shares.

(3)	The net diluted earnings per share include the possible dilutive effects that may be generated by equity instruments (stock options) and compound financial instruments (convertible bonds OCEANE). The Group has not issued any other financial instruments that might create an additional dilution on net earnings per share. Net diluted earning per share does not include convertible bonds in accordance with IAS 33 since they have no dilutive effect on the net income as of December 31, 2005, as per application of IAS 32 and IAS 39 (see Note 8 — Net Diluted Earnings per Share).

(4)	Net fully diluted earnings per share include the impact of all equity and compound financial instruments. The number of shares on a fully diluted basis comprises shares that would result from the convertible bond conversion into newly issued shares and from the exercise of subscription options, after deducting treasury shares. The number of fully diluted shares for 2004 has been adjusted to include the 4-for-1 share split on May 13, 2005. Earnings used as basis of this computation are restated to exclude net costs of income tax related to convertible bonds (see Note 8 — Net Diluted Earnings per Share).
      Following the analyses performed for the 2005 IFRS closing, some items of the 2004 IFRS accounts released in April 2005 have been restated to enable comparison with 2005 accounts. These immaterial reclassifications essentially relate to the disclosure of deferred taxes in the balance sheet; regarding the income statement of 2004, income from discontinued operations has been reclassified in other operating income and expenses. Additionally in 2005, some reclassifications have been made on certain immaterial items of the balance sheet and the cash flow statement since the release on February 23, 2006.
The accompanying notes are an integral part of these Consolidated Financial Statements.

2.     CONSOLIDATED BALANCE SHEETS

		As of December 31,

	Notes	2005	2004

		(Amounts in millions of Euro,
		except as otherwise stated)
ASSETS
Non-Current Assets
Property, Plant and Equipment, Net	11	771.3	736.5
Intangible Assets, Net	12	2,451.9	2,472.7
Investments in Associates Accounted for Using the Equity Method	13	9.7	19.9
Other Financial Assets	14	11.6	3.4
Deferred Tax Assets	6	90.0	105.2
Available-for-Sale Financial Assets	15	—	—

		3,334.5	3,337.7

Current Assets
Inventories	16	101.0	87.2
Construction Contracts — Amounts Due from Clients	17	585.0	400.6
Advances Paid to Suppliers		266.9	249.3
Derivatives	28	3.5	—
Trade Receivables	18	440.0	349.0
Current Income Tax Receivables		51.8	98.5
Other Current Receivables	19	283.6	461.3
Cash and Cash Equivalents	20	2,187.8	1,434.0

		3,919.6	3,079.9

Assets of Disposal Group Classified as Held for Sale	7	42.9	—

TOTAL ASSETS		7,297.0	6,417.6

      Following the analyses performed for the 2005 IFRS closing, some items of the 2004 IFRS accounts released in April 2005 have been restated to enable comparison with 2005 accounts. These immaterial reclassifications essentially relate to the disclosure of deferred taxes in the balance sheet; regarding the income statement of 2004, income from discontinued operations has been reclassified in other operating income and expenses. Additionally in 2005, some reclassifications have been made on certain immaterial items of the balance sheet and the cash flow statement since the release on February 23, 2006.
The accompanying notes are an integral part of these Consolidated Financial Statements.

2.     CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31,

	Notes	2005	2004

		(Amounts in millions of Euro,
		except as otherwise stated)
SHAREHOLDERS’ EQUITY
Common Stock: 0.7625 Euro Nominal Share Value,		75.4	73.5
98,874,172 Shares as of December 31, 2005(1)
24,110,654 Shares as of December 31, 2004
23,738,331 Shares as of December 31, 2003
Paid-in-Surplus		1,336.7	1,275.6
Retained Earnings		522.7	445.8
Treasury Shares(2)		(52.4)	(32.4)
Foreign Currency Translation Reserve		4.5	(34.3)
Fair Value Reserve		(26.5)	11.6
Net Income		93.3	111.8

	21	1,953.7	1,851.6

Minority Interests		13.9	9.8

TOTAL EQUITY		1,967.6	1,861.4

LIABILITIES
Non-Current Liabilities
Convertible Bonds OCEANE(3)	23	650.1	670.9
Other Non-Current Financial Debts	22	655.2	737.8
Provisions	25	106.3	115.3
Deferred Tax Liabilities	6	100.4	127.1

		1,512.0	1,651.1

Current Liabilities
Current Financial Debt	22	214.4	192.0
Trade Payables	26	978.1	852.5
Construction Contracts — Amounts Due to Clients	17	35.5	33.1
Advances Received		1,636.9	915.6
Derivatives	28	77.1	—
Provisions	25	133.4	121.5
Current Income Tax Payables		34.9	18.7
Other Current Payables	27	707.1	771.7

		3,817.4	2,905.1

TOTAL LIABILITIES		5,329.4	4,556.2

Liabilities Directly Associated with the Assets Classified as Held for Sale		—	—

TOTAL EQUITY AND LIABILITIES		7,297.0	6,417.6

(1)	On May 13, 2005, Technip’s ordinary shares were split 4-for-1 on the decision of the Combined Shareholders’ Meeting of April 29, 2005.

(2)	As of December 31, 2005 and December 31, 2004, Technip held respectively 1,580,548 and 340,242 shares (after the split 4-for-1). These treasury shares have been deducted from shareholders’ equity in the consolidated accounts.

(3)	Convertible bonds (OCEANE) whose maturity was set on January 1, 2007, were subject to early conversion in March 2006 (see Note 34 — Subsequent Events).
      Following the analyses performed for the 2005 IFRS closing, some items of the 2004 IFRS accounts released in April 2005 have been restated to enable comparison with 2005 accounts. These immaterial reclassifications essentially relate to the disclosure of deferred taxes in the balance sheet; regarding the income statement of 2004, income from discontinued operations has been reclassified in other operating income and expenses. Additionally in 2005, some reclassifications have been made on certain immaterial items of the balance sheet and the cash flow statement since the release on February 23, 2006.
The accompanying notes are an integral part of these Consolidated Financial Statements.

3.     CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended
		December 31,

	Notes	2005	2004

		(Amounts in millions of Euro,
		except as otherwise stated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income for the Year		95.0	114.2
Adjustments for:
Depreciation of Property, Plant and Equipment and Amortization of Intangible Assets		143.3	142.1
Amortization of Convertible Bond Loan Redemption Premium		13.3	11.4
Charge related to Convertible Bond Split Accounting		16.6	—
Stock Option Charge		5.4	5.8
Non-Current Provisions (including Employee Benefits)		0.7	(4.8)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method		(0.6)	(1.2)
Net (Gains)/Losses on Disposal of Assets and Investments		(10.4)	9.2
Deferred Tax		12.5	31.2

		275.8	307.9

Changes in Working Capital		618.1	89.9

Net Cash Generated from Operating Activities		893.9	397.8

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Property, Plant and Equipment		(167.4)	(118.6)
Proceeds from Sales of Property, Plant and Equipment		19.4	5.7
Purchases of Intangible Assets		(3.1)	(5.2)
Acquisitions of Investments, Net of Cash Acquired		(0.9)	—
Proceeds from Sales of Investments		2.6	17.2
Changes in Scope of Consolidation		4.8	(27.4)

Net Cash Used in Investing Activities		(144.6)	(128.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in Borrowings		51.1	673.1
Decrease in Borrowings		(141.2)	(242.1)
Capital Increase		63.8	26.3
Share Buy-Back		(20.1)	(22.7)
Dividends Paid		(32.0)	(129.8)

Net Cash (Used in)/Generated from Financing Activities		(78.4)	304.8

Effects of Foreign Exchange Rate Changes on Cash and Cash Equivalents		82.9	(8.6)

Net Increase in Cash and Cash Equivalents		753.8	565.7

Cash and Cash Equivalents as of January 1, 2005		1,434.0	868.3 (1)
Cash and Cash Equivalents as of December 31, 2005		2,187.8	1,434.0

		753.8	565.7

(1)	As a result of the IFRS transition, discontinued activities were restated on the opening balance as of January 1, 2004. The adjustment decreased the cash balance for an amount of €24,1 million. Interests paid for years ended December 31, 2005 and 2004 respectively amount to €50.2 million and €19.3 million.
     Following the analyses performed for the 2005 IFRS closing, some items of the 2004 IFRS accounts released in April 2005 have been restated to enable comparison with 2005 accounts. These immaterial reclassifications essentially relate to the disclosure of deferred taxes in the balance sheet; regarding the income statement of 2004, income from discontinued operations has been reclassified in other operating income and expenses. Additionally in 2005, some reclassifications have been made on certain immaterial items of the balance sheet and the cash flow statement since the release on February 23, 2006.
The accompanying notes are an integral part of these Consolidated Financial Statements.

4.	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Stock issued					Foreign		Net
						Currency		Income	Shareholders’
	Number of	Common	Paid-in-	Retained	Treasury	Translation	Fair Value	(Parent	Equity (Parent	Minority
	Shares Issued	Stock	Surplus	Earnings	Shares	Reserve	Reserve	Company)	Company)	Interests	Total Equity

	(Amounts in millions of Euro, except as otherwise stated)
As of January 1, 2004	23,738,331	72.4	1,250.4	588.4	(9.7)	—	5.8	(19.7)	1,887.6	9.5	1,897.1

Total Income and Expense
Recognized Directly in Equity		—	—	—	—	—	—	—	—	—	—

Net Income 2004								111.8	111.8	2.4	114.2

Total Recognized Income 2004		—	—	—	—	—	—	111.8	111.8	2.4	114.2

Capital Increase	372,323	1.1	25.2	—	—	—	—	—	26.3	—	26.3
Appropriation of Net Income 2003 and Prepaid Dividends(1)		—	—	(149.5)	—	—	—	19.7	(129.8)	—	(129.8)
Treasury Shares		—	—	—	(22.7)	—	—	—	(22.7)	—	(22.7)
Foreign Currency Translation Reserves		—	—	—	—	(34.3)	—	—	(34.3)	(2.1)	(36.4)
Stock Option Charge		—	—	—	—	—	5.8	—	5.8	—	5.8
Others		—	—	6.9	—	—	—	—	6.9	—	6.9

As of December 31, 2004	24,110,654	73.5	1,275.6	445.8	(32.4)	(34.3)	11.6	111.8	1,851.6	9.8	1,861.4

First-time Application IAS 32/IAS 39 as of January 1, 2005:
- Foreign Currency Translation Reserve		—	—	—	—	—	11.2	—	11.2	—	11.2
- Valuation of Derivative Instruments		—	—	—	—	—	30.0	—	30.0	—	30.0
IAS 32/IAS 39 — Cash Flow Hedging(2)		—	—	—	—	—	(117.5)	—	(117.5)	—	(117.5)

Total Income and Expense		—	—	—	—	—	(76.3)	—	(76.3)	—	(76.3)
Recognized Directly in Equity

Net Income 2005								93.3	93.3	1.7	95.0

Total Recognized Income 2005		—	—	—	—	—	(76.3)	93.3	17.0	1.7	18.7

Capital Increase	2,465,664	1.9	61.9	—	—	—	—	—	63.8	—	63.8
Appropriation of Net Income 2004 and Prepaid Dividend(3)				79.8				(111.8)	(32.0)	—	(32.0)
Split 4-for-1 Shares(4)	72,331,962	—	—	—	—	—	—	—	—	—	—
Treasury Shares	(34,108)	—	(0.8)	—	(20.0)	—	—	—	(20.8)	—	(20.8)
Foreign Currency Translation Reserves		—	—	—	—	38.8	—	—	38.8	2.4	41.2
Stock Option Charge		—	—	—	—	—	5.4	—	5.4	—	5.4
Convertible Bonds — Split Accounting(5)		—	—	—	—	—	32.8	—	32.8	—	32.8
Others		—	—	(2.9)	—	—	—	—	(2.9)	—	(2.9)

As of December 31, 2005	98,874,172	75.4	1,336.7	522.7	(52.4)	4.5	(26.5)	93.3	1,953.7	13.9	1,967.6

(1)	Includes the payment of 2003 dividends, of the precept for €82.3 million and of the 2004 interim dividend for €47.5 million.

(2)	First-time application of the IAS 32 and 39 as of January 1, 2005, regarding the foreign exchange hedging financial instruments.

(3)	Includes the payment of 2004 dividends for €32.0 million, after the payment of the 2004 interim dividend for €47.5 million.

(4)	On May 13, 2005, Technip’s ordinary shares were split 4-for-1 on the decision of the Combined Shareholders’ Meeting of April 29, 2005.

(5)	First-time application of the IAS 32 and 39 as of January 1, 2005, regarding the OCEANE convertible bonds: split accounting into a separate financial debt component and a shareholders’ equity component (see Note 23 — Convertible Bonds).
     Following the analyses performed for the 2005 IFRS closing, some items of the 2004 IFRS accounts released in April 2005 have been restated to enable comparison with 2005 accounts. These immaterial reclassifications essentially relate to the disclosure of deferred taxes in the balance sheet; regarding the income statement of 2004, income from discontinued operations has been reclassified in other operating income and expenses. Additionally in 2005, some reclassifications have been made on certain immaterial items of the balance sheet and the cash flow statement since the release on February 23, 2006.
The accompanying notes are an integral part of these Consolidated Financial Statements.

5.     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      Technip’s principal business includes the following:

§	Lump sum or cost-to-costs engineering service contracts performed over a short period;

§	Engineering, manufacturing, installation and commissioning service contract lasting approximately 12 months;

§	Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. The average duration of these contracts is three years but can vary depending on the contract.
Note 1 — Summary of Significant Accounting Principles

A. Accounting Framework
     (a) Terms of IFRS First-Time Application
      In application of European regulation no. 1606/2002 of July 19, 2002 on the application of international accounting standards, Technip’s consolidated financial statements for the year ended December 31, 2005 have been prepared, for the first time, in accordance with the IFRS (IFRS — International Financial Reporting Standards) published by IASB, applicable for the 2005 financial year and as endorsed by the European Union. The balance sheet at the transition date of January 1, 2004 and the 2004 comparative financial information have been prepared using the same standards and interpretations, except IAS 32 and IAS 39. Technip has chosen to apply both of these standards starting January 1, 2005.
      Following the analyses performed for the 2005 IFRS closing, some items of the 2004 IFRS accounts released in April 2005 have been restated to enable comparison with 2005 accounts. These immaterial reclassifications essentially relate to the disclosure of deferred taxes in the balance sheet; regarding the income statement of 2004, income from discontinued operations has been reclassified to other operating income and expenses. Additionally in 2005, some reclassifications have been made on certain immaterial items of the balance sheet and the cash flow statement since the release on February 23, 2006.
      These consolidated accounts have been prepared in accordance with IFRS 1. This standard provides for the retrospective application of standards, with the exception of certain obligatory provisions and some limited exemptions. Technip has made the following elections changing from French GAAP:

Business Combinations: Technip has elected not to restate, as provided by IFRS 3, business combinations prior to January 1, 2004.

Property, Plant and Equipment, and Intangible Assets: Technip has elected not to record the fair value or the revaluation of its assets as assumed cost. However, the Group performed a review of useful lives of amortization and residual values of main assets.

Translation Gains and Losses in relation to Foreign Entity: Technip has elected to reclassify cumulative translation gains and losses at January 1, 2004 under consolidated reserves. If a subsidiary is disposed of, the disposal gain or loss will only include the translation gains and losses recognized after January 1, 2004.

Retirement Benefit Obligations: Technip has elected to account for residual cumulated actuarial gains and losses in equity for post-employment benefits, not recognized as of January 1, 2004, and to use the “corridor” method for the future actuarial gains and losses. As per this method, actuarial gains and losses that exceed 10% of the greater of the present value of the defined obligation and the fair value of the plan assets are recognized on a straight-line basis over the remaining working lives of the employees participating in that plan.

Share-based Payments: Technip has elected to apply IFRS 2 retrospectively in respect of share option plans granted since November 7, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Insurance Contracts: Technip has elected to apply IFRS 4 as of January 1, 2004 in respect of insurance contracts. This standard had no impact as of January 1, 2004, December 31, 2004 nor December 31, 2005.

Financial Instruments: Technip has elected to apply IAS 32 and IAS 39 as from January 1, 2005. Following are the impacts of these standards in 2005:

-	Split accounting of compound financial instruments applied to the OCEANE convertible bonds. It generated an increase in equity and a reduction in convertible bonds (non-current financial debt) for €32.8 million as of January 1, 2005.

-	Accounting in the balance sheet of the fair value in respect of financial instruments and mainly foreign exchange hedging instruments.
     (b) Ongoing IFRS Texts or Projects whose Anticipated Application is Allowed Starting 2005
      Technip’s financial statements at December 31, 2005, do not include the possible impact of standards published at December 31, 2005 of which application is only mandatory for periods starting after December 31, 2005, with the exception of above-mentioned IFRS 4.
IFRS 7: Disclosures on Financial Instruments
      This standard is required to be applied for annual period beginning January 1, 2007.
Amendments to IAS 19: Employee Benefits — Actuarial Gains and Losses, Group Plans and Disclosures
      The amendment to IAS 19 concerning actuarial gains and losses is applicable as from January 1, 2006, earlier application being encouraged. Technip has not yet decided to opt for this standard, in particular as regards the possibility of recording all actuarial gains and losses directly in equity.
Amendments to IAS 39 Revised: Financial Instruments, Accounting and Valuation, as regards Cash Flow Hedge Accounting Related to Forecast Intragroup Transactions
      This amendment is required to be applied for annual periods beginning January 1, 2006.
IFRIC 4: “Determining whether an Arrangement Contains a Lease”
      This interpretation is required to be applied for annual periods beginning January 1, 2006.
IFRIC 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
      This interpretation is required to be applied for annual periods beginning January 1, 2006.
      The Group is in the process of analyzing the possible effects of these new standards on its financial statements.
     B. Consolidation Principles
      Companies over which the Group has significant control are fully consolidated, in particular when the voting rights exceed 50% or when the Group controls financial or operating policies.
      Proportionate consolidation is used for jointly controlled entities.
      The equity method is used for investments over which the Group exercises a significant influence on operating and financial policies. Unless otherwise indicated, such influence is presumed to exist for investments in companies in which the Group’s direct or indirect ownership is between 20% and 50%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Investments in which the Group’s ownership is less than 20% or for non-significant investee or subsidiaries (such as empty entities) are recorded under “Other Financial Assets (Non-Current)” line item and only impact net income through dividends received. When fair value cannot be estimated reliably, these investments are maintained at historical cost, net of impairment.
      The list of the main Group’s consolidated companies and their respective method of consolidation are provided in Note 35 — Main Consolidated Companies and Equity Associates.
      The financial statements of main affiliates are prepared for the same reporting period as the parent company, using consistent accounting policies.
      All balances and intercompany transactions, as well as internal income and expenses, are entirely eliminated.
      Subsidiaries are consolidated from the date of acquisition, being the date when the Group obtains control and continue to be consolidated until the date when such control ceases.
      The classification between current assets and liabilities, and non-current assets and liabilities is based on contracts’ operating cycle and if not related to contracts, on their maturity classified as less or greater than 12 months.
     C. Rules and Estimates
      Consolidated financial statements have been prepared in accordance with the IFRS: fair presentation, consistency, going concern, relative extent and business combinations. The consolidated assets have been evaluated under the historical cost convention, except for financial assets and derivative financial instruments, which have been measured at fair value. The Group consolidated financial statements are presented in millions of euros and all values are rounded to the nearest thousand, except when otherwise indicated.
      The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are material are disclosed in the paragraphs below.
     (a) Use of Estimates
      The preparation of the consolidated financial statements requires estimates to be used and assumptions to be made that may affect the assessment and disclosure of assets and liabilities at the date of the financial statements, as well as the income and the reported expenses regarding this financial year. Estimates may be revised if the circumstances and the assumptions on which they were based change or if new information becomes available. Consequently, actual result from these operations may differ from these estimates.
      The main assessments and accounting assumptions made in the Group’s consolidated financial statements relate to the construction contracts, to the valuation of Group exposure to litigations and to residual goodwill valuation. Regarding construction contracts, the Group’s policy is described in Note 1 C. (b) Construction Contracts. In terms of legal proceedings and claims, the Group regularly draws up lists and performs analyses of main litigations in progress, so as to record the adequate provisions when necessary. Possible uncertainties related to ongoing litigations are described in Note 32(c) — Off-balance sheet commitments and contingencies.
      Goodwill is no longer amortized but is tested for impairment at least annually and whenever there is an indication that it may be impaired. This impairment test enables the Group to determine whether the carrying amount of goodwill exceeds the recoverable amount. Goodwill is allocated to cash-generating units (CGU) for the purpose of impairment testing. Each of these CGU corresponds to the Group’s businesses, representing independent cash-generating flows. The recoverable amount is the higher of selling prices and values in use related to CGU. The latter corresponds to the discounted future cash flows forecasted for these CGU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Technip also performs sensitivity analyses on main assumptions with regards to impairments tests, in order to make sure that no reasonable change of an hypothesis on which the Group has determined its CGU’s recoverable value, jeopardizes the conclusions of these impairment tests.
     (b) Construction Contracts
      In compliance with IAS 11, construction contract gross margins are recognized using the percentage-of-completion method. As soon as the estimate of the final outcome of a contract indicates a loss, a provision is made for the entire loss.
      The percentage-of-completion ratio is computed consistently for each and every homogenous type of contracts as follows:

§	For all contracts, which include construction services subjected to performance commitments (lump-sum turnkey contracts), the percentage of completion is based on technical milestones defined for the main components of the contracts, once their progress is deemed sufficient;

§	For other construction contracts, the percentage of completion is recognized based on the ratio between costs incurred to date and estimated total costs at completion.
      Construction contract gross margin is based on an analysis of total costs and income at completion, which are reviewed periodically and regularly throughout the life of the contract.
      Costs incurred on construction contracts at completion include the following:

§	The purchase of material, the subcontracting cost of engineering, the cost of markets, and every other related cost directly linked to the contract.

§	The labor cost and its related social charges which are directly connected with contracts. The man-hour rates taken into account are based on standard level of activity. Selling costs, research and development costs and financial costs are excluded from those evaluations.
      Costs on construction contracts do not include financial expenses.
      Income at completion includes gains on claims from clients only if it is very likely that the latter will accept them.
      Revenues on contracts are measured on the basis of costs incurred and of margin recognized at the percentage of completion, in accordance with the above-mentioned method.
      A lump-sum turnkey contract is considered as completed when the last milestone, represented by the contractual transfer of ownership regarding the facilities built or by its provisional acceptance (even though minor conditions are outstanding) is passed.
      Construction contracts are presented in the balance sheet as follows:

-	Progress payments made by customers related to unrealized works are recognized under the “Advances Received” liability item.

-	For each construction contract, the accumulated costs incurred, as well as the gross margin recognized at the contract’s percentage of completion (plus accruals for foreseeable losses if needed), after deducting the progress payments invoiced to the client, are shown on the asset side under the “Construction Contracts — Amounts Due from Clients” if the balance of those combined components is a debit; if the balance is a credit, these ones are shown on the liability side under the “Construction Contracts — Amounts Due to Clients” line item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Upon completion of the contract:

§	The balance of “Construction Contracts — Due from Clients” (which at that time amounts to the total contract’s sale price), less accumulated progress payments received under this contract at this date, is invoiced to the customer and recorded as current receivables on contracts (see Note 18 — Trade Receivables).

§	To get the acceptance certificate from the client, if necessary, accrued liabilities may be recorded to cover pending expenses and are recorded as other current payables in the balance sheet.
      For the purpose of cash flow statements, those line items above-mentioned are considered as current for the measurement of changes in working capital.
      Costs directly attributable to obtaining future turnkey engineering/ construction contracts (“bid costs”), the signature of which can be reasonably expected, are capitalized in the balance sheet under the “Construction Contracts — Due from Clients” line item (see Note 17 — Construction Contracts), then transferred to contract costs upon final contract award. The costs incurred by bids with insufficient probability of success are expensed immediately.
     (c) Foreign Currency Transactions and Financial Instruments
Foreign Currency Transactions
      Foreign currency transactions are translated into the reporting currency at the exchange rate applicable at the transaction date.
      At the closing date, monetary assets and liabilities stated in foreign currencies are translated into the reporting currency at the exchange rate prevailing at that date. Resulting exchange gains or losses are directly recorded in the income statement with the exception of, exchange gains or losses on cash accounts eligible for future cash flow hedging and for hedging on net foreign currency investments. These exchange gains or losses are recognized in equity.
Translation of Financial Statements for Foreign Companies
      The income statements of foreign subsidiaries are translated into Euro at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in shareholders’ equity as foreign currency translation reserve. The functional currency of the foreign subsidiaries is the local currency. However some African subsidiaries report in U.S. $ as their main commercial transaction currency is the U.S. $.
Derivatives and Hedging Processing
      Technip has applied the IAS 32 and 39 as of January 1, 2005.
      Each derivative financial instrument held by the Group is aimed at hedging future inflows or outflows against exchange rate fluctuations during the period of performance of the contracts. Derivative instruments and in particular forward exchange transactions are aimed at hedging future inflows or outflows against exchange rate fluctuations in relation with awarded commercial contracts.
      In addition, foreign currency treasury accounts designed for a contract and used to finance its future expenses in foreign currencies may qualify for foreign currency cash flow hedge.
      Finally, economic hedging may occasionally be obtained by offsetting cash inflows and outflows on a same contract (natural hedging).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A derivative instrument qualifies for hedge accounting (fair value hedge or cash flow hedge) when there is a formal designation and documentation of the hedging relationship, and of the effectiveness of the hedge during the life of the contract. A fair value hedge aims at reducing risks incurred by the changes in market value of some assets, liabilities or firm commitments. A cash flow hedge aims at reducing risks incurred by the variations of value of future cash flows that may impact net income.
      All derivative instruments are recorded and disclosed in the balance sheet at fair value.

§	Derivatives qualified for hedging are classified as current assets and liabilities, as they follow the operating cycle.

§	Derivatives not qualified for hedging are classified as current assets and liabilities.
      Changes in fair value are recognized as follows:

§	Regarding cash flow hedge, the portion of the gain or loss corresponding to the effectiveness of the hedging instrument is recognized directly in equity, and the ineffective portion of the gain or loss on the hedging instrument is posted on the profit and loss account. The exchange gain or loss on derivative cash flow hedging instruments, deferred in equity, is reclassified in the net income of the period(s) whenever the forecast hedged transaction affects the profit or loss.

§	The variations of fair value hedge incurred by derivative instruments are posted as financial income or expenses. The ineffective portion of the gain or loss immediately impacts net income. The carrying amount of a hedged item is adjusted by the gain or loss on this hedged item allocable to the hedged risk and is recorded in the income statement.

§	The changes in fair value of derivative financial instruments that do not qualify for hedging are directly recognized a financial income or expenses.
      The fair value of derivative financial instruments is estimated on the basis of valuations provided by bank counterparties or financial models commonly used in financial markets, using market data at the balance sheet date.
Bid Contracts in Foreign Currency
      To hedge its exposure to exchange rate fluctuations during the bid-period of construction contracts, Technip occasionally enters into insurance contracts, upon which foreign currencies are exchanged at a specified rate and at a specified future date only if the contemplated new contract is awarded. A premium paid at the outset by the Group to enter into such insurance contract is charged to the income statement when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any cash settlements or penalties.
      In some cases, Technip may enter into foreign currency options for some proposals during the bid-period.
     (d) Business Combinations
      From January 1, 2004, assets acquired and liabilities assumed within business combinations are valued at the fair value. The residual amount between the cost and the net assets acquired relates to “Goodwill” line item when significant, under the “Intangible Assets” category. Since January 1, 2004, goodwill is no longer amortized as per IFRS 3.
      Intangible assets are subject to impairment tests when impairment indicators are present, using the discounted cash flow method on the basis of the most likely assumptions considered by the Board of Directors. Impairment tests are based on estimates in terms of growth rates, discount rates and corporate tax rates. Approved by the Board of Directors, those assumptions come from the business plan covering the years 2006 to 2008 for each business segment.
      The goodwill as well as the related assets and liabilities are allocated to the appropriate segment of activity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Goodwill impairment analysis is performed annually during the fourth quarter or whenever there is an indication that an asset may be impaired.
      Actual figures may differ from projections. If calculations show that an asset is impaired, an impairment charge is recognized.
     (e) Property, Plant and Equipment
      In compliance with IAS 16 “Property, Plant and Equipment”, an asset is recognized only if the cost can be measured reliably and if future economic benefits are expected from its use.
      Property, plant and equipment are carried at their historical cost or at their fair value in case of business combinations.
      As per IAS 16, Technip depreciates components of property, plant and equipment, when the useful life differs from the main asset. The main useful lives applied by the Group are as follows:

Buildings	10 to 50 years
Vessels	10 to 25 years
Machinery and Equipment	6 to 10 years
Office Fixtures and Furniture	5 to 10 years
Vehicles	3 to 7 years
EDP Equipment	3 to 5 years
      On a regular basis, the Group reviews the useful lives of the assets. That review is based on the effective use of the assets.
      As per IAS 23, borrowing costs may be capitalized in the carrying cost of property, plant and equipment. Technip has elected not to apply this option.
      As per IAS 17, assets obtained lease contracts are capitalized when substantially all risks and benefits related to the asset have been transferred to the Group.
      As per IAS 16, dry docking expenses are capitalized as a distinct component of the main related asset and are amortized over a period of 3 to 5 years.
      Amortization costs are classified by function of the expenses. Therefore amortization costs are classified as cost of sales, research and development costs, general administrative costs.
      In accordance with IAS 36, the carrying value of property, plant and equipment is reviewed for impairment whenever internal or external events indicate that there may be impairment. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.
     (f) Intangible Assets
Research and Development Costs Generated Internally
      Research costs are expensed when incurred. In compliance with IAS 38, development costs are capitalized as long as criteria mentioned hereunder are simultaneously fulfilled:

§	The projects are clearly identified;

§	The Group is able to measure reliably the expenditure incurred by each project during its development;

§	The Group is able to demonstrate the technical feasibility of the project;

§	The Group has the financial and technical resources available to achieve the project;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

§	The Group can demonstrate its intention to complete, to use or to commercialize products resulting from the project; and

§	The Group is able to demonstrate the existence of a market for the output of the intangible asset, or, if it is used internally, the usefulness of the intangible asset.
      At the closing date of these financial statements, all conditions were not fulfilled, and therefore no development expense was capitalized.
Other Intangible Assets
      Patents are amortized over their useful life, on average 10 years. Costs related to software rights are capitalized, as well as those attached to material industrial projects, such as the E-procurement platform or group management projects. Those projects costs are amortized over their useful life, 5 years on average.
     (g) Other Financial Assets (Non-Current)
      Other financial assets are recorded at fair value, or at the original cost if fair value cannot be reliably estimated. Impairment is recorded if the recoverable amount is lower than the historical cost. The estimated recoverable amount is computed by type of financial asset based on the future profitability or the market value of the company considered, as well as its net equity if needed.
Non-Consolidated Investments
      Non-consolidated investments are recognized at their acquisition cost and include directly attributable transaction costs.
      At each balance sheet date, these investments are measured at their fair value. As investments under this category relate to unlisted securities, fair value is determined on the basis of discounted cash flows or failing that, based on the Group’s share in the company’s equity.
      These companies are mainly entities without any business activity. Therefore, their investments are fully depreciated.
Receivables related to Investments
      This category comprises loans and advances through current accounts granted to unconsolidated companies or associates accounted for using the equity method.
Security Deposits and Others
      This category essentially includes guarantee security deposits and escrow accounts related to litigations or arbitration.
     (h) Inventories
      Inventories are recognized at the lower of cost or market value with cost being determined on the weighted-average cost basis. Every year, the inventories are subject to impairment tests, based on market data and their likely use within the framework of Group’s activities.
     (i) Advances Paid to Suppliers
      Advance payments made to suppliers under long-term contracts are shown under the “Advances Paid Suppliers” line item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (j) Trade Receivables
      Trade receivables are measured at their nominal value. A provision for doubtful accounts is recorded when receivables are highly expected to be uncollectible.
      Trade receivables only relate to delivered contracts, ongoing contract assets being disclosed in the “Construction Contracts — Amounts Due from Clients” line item.
     (k) Cash and Cash Equivalents
      Cash and cash equivalents consist of cash in bank, as well as marketable securities fulfilling the following criteria: a maturity usually less than three months, a strong liquidity, a fixed exchange value and an insignificant risk of value loss. Marketable securities are measured at their market value at period end. Any change in fair value is recognized in the income statement.
     (l) Provisions
      Accrued liabilities are recognized if the following criteria are simultaneously met:

§	The Group has a present obligation (legal or constructive) as a result of a past event;

§	The settlement of the obligation will likely require an outflow of resources embodying economic benefits; and

§	The amount of the obligation can be reliably estimated; provisions are measured according to the risk assessment or the exposed charge, based upon the best-known elements.
Current Provisions
      Contingencies related to contracts: These provisions relate to litigation on contracts.
      Restructuring: When a restructuring plan has been decided and that interested parties have been informed, the latter is scheduled and valued. Restructuring provisions are recognized in compliance with the IAS 37.
Non-Current Provisions
      Employee benefits: The Group is committed in various long-term employee benefit plans. Those obligations will be settled either at the employee departure dates or later on. The main defined benefit plans can be, depending on the affiliates:
      § End-of-career indemnities, which are to be paid at retirement date;
      § Deferred wages indemnities, which are to be paid when employees leave the company; and
      § Retirement indemnities, which are to be paid as annuities.
      In accordance with IAS 19, independent actuaries using the projected unit credit method determine charges related to those defined benefit plans. The actuarial assumptions used to determine the obligations may vary depending on the country. The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, turnover of staff, inflation rate and rate of return on investment.
     (m) Deferred Income Tax
      Deferred income taxes are recognized in accordance with IAS 12, using the liability method (use of the last forecast tax rate voted at the closing date), on all temporary differences at the balance sheet date, between the tax bases of assets and liabilities and their carrying amounts for each Group’s company.
      Deferred income taxes are reviewed at each balance sheet date to take into account any effect of changes in tax law and in the prospects of recovery.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available.
      To estimate properly the ability for a subsidiary to recover the deferred tax assets, the following items are taken into account:

§	Taxable results forecasts;

§	Analysis of the past taxable results; and

§	Existence of significant and non-recurrent income and expenses, included in the past tax results, which should not repeat in the future.
      Deferred income tax liabilities are recognized for all taxable temporary differences, except particular circumstances that may justify the non-recognition of this potential debt.
      When a fiscal integration mechanism is in place in a given country, the deferred tax calculation takes into account the individual tax situation of each subsidiary located in that country as well as the global situation of all subsidiaries of that country.
      Deferred tax assets and liabilities are not discounted.
     (n) Financial Result on Contracts
      The financial result realized on treasury related to construction contracts is recorded together with the revenues. Only financial result on treasury not related to construction contracts is separately disclosed in the consolidated statement of income under the “Financial Income” and “Financial Expenses” line items.
     (o) Income/(Loss) from Discontinued Operations
      In compliance with IFRS 5, the result incurred by the discontinued operations through sales or disposals is recorded under this line item.
     (p) Net Earnings per Share
      Net earnings per share are based on the average number of outstanding shares over the period, after deducting the treasury shares.
      The net diluted earnings per share include the possible dilutive effects that may be generated by equity instruments (stock options) and compound financial instruments (convertible bonds OCEANE). Over the year, the Group has not issued any other financial instruments that might create an additional dilution on net earnings per share.
      Net fully diluted earnings per share always include effects of all equity (stock options) and compound financial instruments (OCEANE convertible bonds).
     (q) Treasury Shares
      Treasury shares are booked as a deduction to equity at their cost of acquisition. Any gain or loss connected with the sale of treasury shares are recognized directly in equity without affecting the income statement.
     (r) Stock Options
      In accordance with IFRS 2, stock options correspond to services granted to holders and represent an additional benefit given by the Group. This supplementary benefit is recognized as follows: the fair value of the granted stock options — corresponding to the services rendered by the employees against the options received — is estimated at the grant date and recorded under the equity line item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The fair value of the stock options is evaluated as per the Cox Ross Rubinstein binomial model. That model takes into account the features of the stock option plan (net price, period of exercise), the market data at the grant date (risk-free rate, volatility, share price) and behavioral assumptions on stock options’ holders.
      The IFRS 2 applies to share based payment that were granted after November 7, 2002 and not vested before January 1, 2005.
     (s) Financial Debts (Current and Non-Current)
      Current and non-current financial debts include bond loans and other borrowings.
      Issuance fees and redemption premium on convertible bonds are included in the cost of debt on the liability side of the balance sheet, as an adjustment to the nominal amount of the debt. The difference between the initial debt and the redemption at maturity is amortized at the effective interest rate.
      This line item comprises the debt component of the OCEANE convertible bond. This OCEANE offer is a compound financial instrument, which breaks down into a separate debt component and an equity component representing the bondholder’s option of conversion into a fixed number of Technip shares. The conversion may occur at maturity or at any moment, if certain conditions, especially on share price, are met. The debt component is measured at the amortized cost (amortization of the difference with the redemption amount at maturity as per the effective interest rate method).
      As per IAS 32, the part accounted for in equity corresponds to the difference between the fair value of the debt (without option of conversion) that the Group would have initially issued on the market, and the debt measured at its price of issue (split accounting).
      The initial value allocated to the option of conversion does not change during the loan lifetime, excepting in case of early redemption.
Note 2 — Changes in Scope of Consolidation
Year Ended December 31, 2005
      In 2005, no significant change in scope of consolidation has occurred. Only three entities entered the consolidation scope, Technip South Africa (subsidiary controlled at 51%), Technip Marine Sdn. Bhd (subsidiary controlled at 90%) and Technipetrol Hellas (subsidiary controlled at 99%). 2005 has also been characterized by the closure of pharmaceutical activities in U.S.A. through the liquidation in progress of Technip BioPharm at the end of July 2005, the disposal of Technip Engineering Brunei on September 30, 2005 and the sale of Technip Portugal to its management at the end of December 2005, without any significant impact on net income from continuing operations.
      Over the year 2005, new legal entities have been created to support contracts in joint ventures: CTJV and CTEP (Qatargas 2) in Qatar, CTJV and CTEP (Rasgas 3) also in Qatar, Yemgas FZCO in Yemen, Technip Consortium (Dung Quat) in Vietnam, HT JV (Koniambo) in New Caledonia and TPVI (Hovensa) in the U.S. Virgin Islands.
Year Ended December 31, 2004
      The following events occurred in 2004:

§	The disposals of EHR and IG Spa. The German company, EHR, was sold on April 7, 2004 for €12.2 million. The net consolidated gain on EHR disposal was of €2.3 million. The Italian company, IG Spa, was sold on April 23, 2004 for €2.0 million. The net consolidated gain on IG Spa disposal was of €0.7 million. As per each disposal agreement, the companies EHR and IG Spa have been considered as sold as of January 1, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

§	The disposal of 75% of KTI Spa shares to KTI employees in November 2004, with a retrospective effect as of January 1, 2004. No gain has been generated by this transaction. Following this part disposal, the remaining 25% still under Company control is consolidated using the equity method for the year ended December 31, 2004.

§	As the Group transferred its unstrategic operations, it also sold assets of Technip Offshore Moorings Inc. Company at their book value, at the end of the year 2004.
Note 3 — Segment Information
      The primary segment-reporting format of the Group Technip is determined to be business segment. Secondary information is reported geographically.

(a) Information by Business Segment

•	Business Segments
      In order to improve the follow-up of its operating performances, the Group organized the reporting of its operations into five segments:

§	The SURF segment (Subsea Umbilicals, Risers and Flowlines), which includes the manufacturing, the supply and the installation of sub-marine equipments.

§	The Facilities segment, which includes the fabrication of floaters, fixed platforms and topsides.

§	The Onshore Downstream segment, which comprises all business units in charge of engineering and construction of petrochemical and refining units as well as upstream facilities, including gas treatment units, LNG facilities and onshore pipelines.

§	The Industries segment, which is devoted to engineering and construction of non-oil related facilities, such as pharmaceutical or chemical units, power plants, cement factories, industrial buildings and infrastructures.

§	The Corporate segment, which comprises the Holding activities, the reinvoicing of group services, management fees, EDP services and reinsurance activities.
      The segment result disclosed by Technip in its business segment information is the “Income/ (Loss) from Operations”.
      Consequently, the segment result does not include financial income and expenses (except financial result on contracts), income tax expense and the share of income/ (loss) of associates accounted for using the equity method. Segment assets do not include asset items related to the latter, such as income tax assets. Similarly, segment liabilities do not include liability items that are not connected to segment result, such as current and deferred income tax liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

							Total
			Onshore				Continuing	Discontinued
Year ended December 31, 2005	SURF	Facilities	Downstream	Industries	Corporate(1)	Not Allocable	Operations	Operations	Total

	In millions of Euro
Revenues
Sales to External Customers	1,797.6	1,013.4	2,318.2	246.9	—		5,376.1	—	5,376.1

Total Revenues	1,797.6	1,013.4	2,318.2	246.9	—		5,376.1	—	5,376.1

Gross Margin	243.7	91.3	195.1	28.0	—		558.1	—	558.1
Income/(Loss) From Operations	118.8	27.1	88.3	6.0	(9.2)		231.0	—	231.0

Financial Income/(Expenses)						(88.8)	(88.8)		(88.8)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method			1.3				1.3		1.3
Income Tax Expense						(43.5)	(43.5)		(43.5)
Discontinued Operations							—	(5.0)	(5.0)

Net Income/(Loss) for the Year							100.0	(5.0)	95.0

Assets and Liabilities
Segment Assets	3,427.5	1,112.2	2,091.3	216.2	158.4		7,005.6		7,005.6
Investments in Associates Accounted for Using the Equity Method	—	—	9.7	—	—		9.7		9.7
Unallocated Assets						281.7	281.7		281.7

Total Assets							7,297.0	—	7,297.0

Segment Liabilities(2)	936.0	239.9	404.2	1,914.3	1,708.8		5,203.2		5,203.2
Unallocated Liabilities						2,093.8	2,093.8		2,093.8

Total Liabilities							7,297.0	—	7,297.0

Other Segment Information
Backlog(3)	2,687.9	1,206.7	7,126.9	148.0	—		11,169.5		11,169.5
Capital Expenditure:(4)
Property, Plant and Equipment	138.6	10.8	16.7	1.3	—		167.4		167.4
Intangible Assets	0.1	1.0	1.1	0.1	0.8		3.1		3.1
Depreciation of Property, Plant and Equipment	101.7	11.4	9.0	2.0	2.1		126.2		126.2
Amortization of Intangible Assets	6.0	3.5	2.2	0.4	5.0		17.1		17.1
Impairment of Goodwill	—	—	—	—	—		—		—
Impairment of Intangible Assets	—	—	—	—	—		—		—
Reversals of Impairment Losses	—	—	—	—	—		—		—
Restructuring Costs	—	—	0.9	—	—		0.9		0.9
Non-Cash Expenses:
Amortization of Convertible Bond Redemption Premium	—	—	—	—	—	13.3	13.3		13.3
Charge related to Convertible Bond Split Accounting	—	—	—	—	—	16.6	16.6		16.6
Stock Option Charge	—	—	—	—	5.4		5.4		5.4
Non-Current Provisions (including Employee Benefits)	6.2	0.8	8.9	1.5	2.1		19.5		19.5
Fair Value (Gains)/Losses on Derivatives through Profit and Loss	4.8	0.1	(1.7)	—	—		3.2		3.2

(1)	Reinvoicing performed by the Corporate segment regarding group services provided to other segments are not presented in the section “Segment information”, as they are not related to the activity of Technip.

(2)	The segment liabilities of the Corporate segment include financial debts such as convertible bonds OCEANE, bond loan and other borrowings. Financial charges related to these debts are not allocated.

(3)	The backlog is defined as the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Assets under construction are not included in capital expenditures on intangible and tangible assets.

							Total
			Onshore				Continuing	Discontinued
Year ended December 31, 2004	SURF	Facilities	Downstream	Industries	Corporate(1)	Not Allocable	Operations	Operations	Total

	In millions of Euro
Revenues
Sales to External Customers	1,422.1	1,066.6	2,384.1	268.1	—		5,140.9	—	5,140.9

Total Revenues	1,422.1	1,066.6	2,384.1	268.1	—		5,140.9	—	5,140.9

Gross Margin	256.6	81.4	204.2	20.4	0.5		563.1		563.1

Income/(Loss) From Operations	146.5	17.5	92.1	(7.1)	(15.4)		233.6		233.6
Financial Income/(Expenses)						(66.4)	(66.4)		(66.4)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method			1.2				1.2		1.2
Income Tax Expense						(54.2)	(54.2)		(54.2)
Discontinued Operations							—	—	—

Net Income/(Loss) for the Year							114.2	—	114.2

Assets and Liabilities
Segment Assets	3,448.1	927.7	1,581.2	182.5	155.1		6,294.6		6,294.6
Investments in Associates Accounted for Using the Equity Method	—	—	19.9	—	—		19.9		19.9
Unallocated Assets						103.1	103.1		103.1

Total Assets							6,417.6	—	6,417.6

Segment Liabilities(2)	882.9	513.1	1,347.8	165.9	1,492.5		4,402.2		4,402.2
Unallocated Liabilities						2,015.4	2,015.4		2,015.4

Total Liabilities							6,417.6	—	6,417.6

Other Segment Information
Backlog(3)	1,859.9	944.4	3,758.4	216.3	—		6,779.0		6,779.0
Capital Expenditure:(4)
Property, Plant and Equipment	108.4	8.7	16.1	1.4	—		134.6		134.6
Intangible Assets	—	0.6	1.0	0.1	5.0		6.7		6.7
Depreciation of Property, Plant and Equipment	91.0	13.3	11.3	1.6	0.5		117.7		117.7
Amortization of Intangible Assets	6.0	3.8	1.1	0.1	6.7		17.7		17.7
Impairment of Goodwill	—	—	—	—	—		—		—
Impairment of Intangible Assets	—	—	—	—	—		—		—
Reversals of Impairment Losses	—	—	—	—	—		—		—
Restructuring Costs	—	—	8.3	3.7	—		12.0		12.0
Non-Cash Expenses:							—
Amortization of Convertible Bond Redemption Premium	—	—	—	—	—	13.1	13.1		13.1
Charge related to Convertible Bond Split Accounting	—	—	—	—	—		—		—
Stock Option Charge	—	—	—	—	5.8		5.8		5.8
Non-Current Provisions (including Employee Benefits)	0.3	0.3	4.2	0.7	—		5.5		5.5
Fair Value (Gains)/Losses on Derivatives through Profit and Loss	—	—	—	—	—		—		—

(1)	Reinvoicing performed by the Corporate segment regarding group services provided to other segments are not presented in the section “Segment information”, as they are not related to the activity of Technip.

(2)	The segment liabilities of the Corporate segment include financial debts such as convertible bonds OCEANE, bond loan and other borrowings. Financial charges related to these debts are not allocated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	The backlog is defined as the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(4)	Assets under construction are not included in capital expenditures on intangible and tangible assets.

(b) Information by Geographical Segment

•	Geographical Segments
      From a geographical standpoint, operating activities and performances of Technip are reported on the basis of five regions:
      § Europe, Russia, Central Asia;
      § Africa;
      § Middle-East;

§	Asia-Pacific;

§	Americas.
      The segment result disclosed by Technip in its geographical segment information is the “Income/ (loss) from operations”.
      Consequently, the segment result does not include financial income and expenses (except financial result on contracts), income tax expense and the share of income/ (loss) of associates accounted for using the equity method. Segment assets do not include asset items related to the latter, such as income tax assets.
      Considering the growing weight of the region “Africa and Middle-East” previously disclosed (essentially on account of newly awarded contracts), the Group has decided to divide this segment in two: an Africa region and a Middle-East region. Segment information for 2004 in relation to these two new regions has therefore been restated accordingly.

	Europe,
	Russia,
	Central Asia
Year ended December 31, 2005	(1)	Africa	Middle-East	Asia-Pacific	Americas	Not Allocable	Total

	In millions of Euro
Revenues
Sales to External Customers	1,382.9	1,258.4	1,108.1	583.4	1,044.5		5,377.3
Less Sales Attributable to Discontinued Operations	—	—	—	—	(1.2)		(1.2)

Revenues by Region	1,382.9	1,258.4	1,108.1	583.4	1,043.3		5,376.1

Income/(Loss) from Operations	162.2	(42.5)	50.5	27.2	33.6	—	231.0

Assets
Segment Assets(2)	601.0	168.5	493.1	210.5	582.3	2,864.2	4,919.6
Investments in Associates Accounted for Using the Equity Method	1.4	—	8.3	—	—	—	9.7
Unallocated Assets(3)						2,367.7	2,367.7

Total Assets	602.4	168.5	501.4	210.5	582.3	5,231.9	7,297.0

Other Segment Information
Backlog(4)	961.3	2,007.9	5,099.4	1,014.2	2,086.7		11,169.5
Capital Expenditures:(5)							—
Property, Plant and Equipment	39.7	49.6	6.0	4.2	12.7	55.2	167.4
Intangible Assets	0.6	—	0.4	0.1	0.6	1.4	3.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Of which revenues performed in France: €256.7 million

(2)	The segment “Not allocable” corresponds to goodwill for €2,376.9 million and to vessels for €386.7 million that are meant to operate in different geographical regions and therefore cannot be allocated to a specific segment.

(3)	Unallocated assets mainly include cash and cash equivalents. Regarding the specificities of Technip business, cash is managed centrally.

(4)	The backlog is defined as the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(5)	Assets under construction are not included in capital expenditures on intangible and tangible assets.

	Europe,
	Russia,
	Central Asia
Year ended December 31, 2004	(1)	Africa	Middle-East	Asia-Pacific	Americas	Not Allocable	Total

	In millions of Euro
Revenues
Sales to External Customers	1,278.9	1,285.1	1,268.6	378.9	929.4		5,140.9
Less Sales Attributable to Discontinued Operations	—	—	—	—	—		—

Revenues by Region	1,278.9	1,285.1	1,268.6	378.9	929.4	—	5,140.9

Income/(Loss) from Operations	84.5	79.3	17.9	38.8	13.1		233.6

Assets
Segment Assets(2)	647.8	253.4	404.0	145.1	383.8	2,902.2	4,736.3
Investments in Associates Accounted for Using the Equity Method	12.3	—	7.6	—	—	—	19.9
Unallocated Assets(3)						1,661.4	1,661.4

Total Assets	660.1	253.4	411.6	145.1	383.8	4,563.6	6,417.6

Other Segment Information
Backlog(4)	1,077.1	1,742.8	2,403.5	459.9	1,095.7		6,779.0
Capital Expenditures:(5)							—
Property, Plant and Equipment	26.7	13.0	4.2	1.3	11.4	78.0	134.6
Intangible Assets	1.0	—	0.2	0.1	0.4	5.0	6.7

(1)	Of which revenues performed in France: €159.0 million.

(2)	The segment “Not allocable” corresponds to goodwill for €2,394.9 million and to vessels for €408.5 million that are meant to operate in different geographical regions and therefore cannot be allocated to a specific segment.

(3)	Unallocated assets mainly include cash and cash equivalents. Regarding the specificities of Technip business, cash is managed centrally.

(4)	The backlog is defined as the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(5)	Assets under construction are not included in capital expenditures on intangible and tangible assets.

(c) Major Customers
      For the year ended December 31, 2005, one customer accounted for 11.6% if the Group revenues. Other customers individually represent less than 10% of the Group revenues in 2005.
      For the year 2004, no single customer accounts for more than 10% of the Group revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 4 — Income/(Loss) from Operations
      The breakdown of the different items of “Income/(Loss) from Operations” per nature can be analyzed as follows:

(a) Financial Result on Contracts in Progress
      As described in Note 1 C. (n) Financial Result on Contracts, financial income and expenses arising from ongoing turnkey contracts are included in revenues for €31.4 million as of December 31, 2005 and €9.9 million as of December 31, 2004. This increase results from significant contracts recently awarded to the Group.

(b) Expenses by Nature within Cost of Sales and in Administrative Expenses
      The cost of sales by nature of expenses breaks down as follows:

	2005	2004

	In millions of Euro
Cost of Sales by Nature

Total	(4,818.0)	(4,577.8)

Including Depreciation of Property, Plant and Equipment	(108.2)	(92.8)
Including Amortization of Licenses, Patents and Trademarks	(4.7)	(2.7)
Including Amortization of Other Intangible Assets	(2.6)	(2.6)
Including Employee Benefit Expenses	(666.4)	(629.2)
      Administrative costs by nature can be analyzed as follows:

	2005	2004

	In millions
	of Euro
Administrative Costs by Nature

Total	(224.2)	(189.3)

Including Depreciation of Property, Plant and Equipment	(11.2)	(13.8)
Including Employee Benefit Expenses	(81.7)	(76.1)
Including Stock Option Charge(1)	(5.4)	(5.8)

(1)	The stock option charge amounted to €5.8 million in 2004 and was classified as other operating expense. In order to be compliant with the 2005 accounts, the Group has restated this amount in 2004 in administrative costs.

(c) Other Operating Income

	2005	2004

	In millions
	of Euro
Other Operating Income
Proceeds from Sales of Assets	22.0	22.9
Reinsurance Income	6.4	—
Others	4.2	3.1

	32.6	26.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Other Operating Expenses

	2005	2004

	In millions
	of Euro
Other Operating Expenses
Net Book Value of Disposed Assets	(9.6)	(15.2)
Restructuring Costs(1)	(0.9)	(12.0)
Reinsurance Costs	(5.8)	(0.3)
Fair Value Losses	—	(0.7)
Others	(5.8)	(8.7)

	(22.1)	(36.9)

(1)	Corresponds in 2004 to the restructuring costs of a German subsidiary.

(e) Employee Benefit Expenses

	2005	2004

	In millions
	of Euro
Wages and Salaries	810.3	733.8
Social Security Costs	167.4	145.0
Pension Costs — Defined Contribution Plans	6.5	5.5
Pension Costs — Defined Benefit Plans	14.1	18.5
Others	19.6	17.4

Employee Benefit Expenses excluding Stock Options	1,017.9	920.2
Stock Options Granted to Directors and Employees	5.4	5.8

Employee Benefit Expenses	1,023.3	926.0

(f) Research and Development Expenses
      Research and development expenses amounted to €29.4 million and €30.2 million for the years ended December 31, 2005 and 2004 respectively. As the projects did not meet the requirements for capitalization, no development costs were capitalized during the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 5 — Financial Income and Expenses
      The financial result is a charge of (€88.8) million as of December 31, 2005, to be compared with (€66.4) million as of December 31, 2004. The breakdown is as follows:

(a) Financial Income

	2005	2004

	In millions
	of Euro
Financial Income
Interest Income from Treasury Management(1)	14.3	9.4
Dividends from Non-Consolidated Investments	—	0.5
Financial Income related to Employee Benefits	3.8	3.5
Changes in Derivative Fair Value (excluding Hedging)(2)	1.9	—
Others	—	0.9

	20.0	14.3

(1)	Mainly resulting from gains on disposals of marketable securities for €12.8 million in 2005 and €9.2 million in 2004.

(2)	Arising from the application of IAS 32 and IAS 39 as of January 1, 2005, related to foreign exchange hedging financial instruments used by the Group.

(b) Financial Expenses

	2005	2004

	In millions
	of Euro
Financial Expenses
Convertible Bonds: Financial Charges(1)	(38.0)	(21.4)
Convertible Bonds: Loss on Buy Out	(1.6)	(4.9)
Bond Interest Expense(2)	(30.1)	(18.4)
Fees Related to Credit Facilities	(1.4)	(3.8)
Financial Expenses related to Employee Benefits	(9.2)	(8.4)
Interest Expenses on Bank Borrowings and Overdrafts	(12.4)	(9.4)
Net Foreign Currency Translation Losses	(9.5)	(6.5)
Inefficient Part of Hedging Instruments	(1.2)	—
Others	(5.4)	(7.9)

	(108.8)	(80.7)

(1)	Financial charges on convertible bonds OCEANE include €16.6 million of additional non-cash charges related to IAS 32 and IAS 39 as of January 1, 2005.

(2)	The interest expenses on bond loan issued in May 2004 increased from €18.4 million in 2004 to €30.1 million in 2005, year-end for which interests are due for one full year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 6 — Income Tax

(a) Income Tax Expense
      The income tax expense for the year ended December 31, 2005 comprises the current income tax expense of (€31.0) million and the deferred income tax of (€12.5) million (respectively (€22.3) million and (€31.2) million in 2004). The amount of income tax expense related to items directly booked to equity was €24.0 million.

Consolidated Income Statement	2005	2004

	In millions of
	Euro
Current Income Tax
Income Tax Expense	(31.0)	(22.3)
Deferred Income Tax	(12.5)	(31.2)

	(43.5)	(53.5)

Tax on Net Gains related to Investment Disposals	—	(0.7)

Income Tax Expense as reported in the Consolidated Income Statement	(43.5)	(54.2)

Consolidated Statement of Changes in Equity	2005	2004

Deferred Income Tax related to Items Booked Directly to Opening Equity	(11.9)	—
Deferred Income Tax related to Items Booked to Equity during the Year	35.9	—
Other Equity Operations	—	—

Income Tax Expense as reported in the Consolidated Equity	24.0	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Income Tax Reconciliation
      The reconciliation between the tax calculated using the standard tax rate applicable in France and the amount of tax effectively recognized in the accounts for year-ends 2004 and 2005 can be detailed as follows:

Income Tax Reconciliation	2005	2004

	In millions
	of Euro
Net Income from Continuing Operations	100.0	114.2
Income/(Loss) from Discontinued Operations	(5.0)	—
Income Tax Expense on Continuing Operations	43.5	54.2

Income Before Tax	138.5	168.4

Adjustments on Income before Tax
Share of Income/(Loss) of Associates Accounted for Using the Equity Method	(1.3)	(1.2)
Stock Option Charge	5.6	5.8
Charge related to Convertible Bond Split Accounting	16.3	—

Adjusted Income before Tax	159.1	173.0

At Parent Company Statutory Income Tax Rate of 34,93% (2004: 35,43%)	(55.6)	(61.3)
Territoriality and Local Taxes	(2.3)	1.1
Other Non-Deductible Expenses	(3.0)	(1.4)
Allowance/Reversals of Taxes and Tax Losses	9.3	6.9
Dividends not Taxable in Parent Company	(1.5)	(2.7)
Share of General Fees on Dividends	(1.1)	(2.0)
Seamec (Tonnage Scheme)	1.1	0.5
Difference between Parent Company and Foreign Income Tax Rates	5.1	1.1
Tax Savings/(Expenses) due to Tax Integration	2.4	1.1
Convertible Bond Redemption Premium	(4.7)	—
Others	6.8	2.5

At the Effective Income Tax Rate of 31,41% (2004: 32,19%)	(43.5)	(54.2)

Income Tax Expense as reported in the Consolidated Income Statement	(43.5)	(54.2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Deferred Income Tax
      Principles described in Note 1 C. (m) Deferred Income Tax result in the following:

	Consolidated
	balance sheet

Deferred Income Tax	2005	2004

	In millions
	of Euro
Deferred Income Tax Assets
Employee Benefits	22.2	27.9
Fair Value Adjustments on Financial Instruments	26.1	—
Deferred Gains and Losses on Foreign Exchange Contracts	1.5	2.5
Differences between Taxable and Accounting Depreciation	50.3	44.9
Margin Recognition on Construction Contracts	25.1	25.7
Capital Leases	8.1	7.8
Tax Paid in Y and Deductible in Y-1	15.4	14.3
Changes in Tax Rates	0.4	—
Tax Loss Carry-Forwards	59.7	37.9
Convertible Bond Redemption Premium	15.8	15.8
Others	29.5	54.5

	254.1	231.3

Depreciation/Impairment of Deferred Tax Assets	(73.1)	(65.5)

	181.0	165.8

Deferred Income Tax Liabilities
Fair Value Adjustments on Financial Instruments	2.1	—
Deferred Gains and Losses on Foreign Exchange Contracts	0.9	2.0
Differences between Taxable and Accounting Depreciation(1)	117.7	103.7
Margin Recognition on Construction Contracts	37.4	42.9
Capital Leases	1.4	1.6
Tax Accruals	4.1	2.2
Capitalized Acquisition Costs of Tangible and Intangible Assets	0.2	—
Differences from Changes in Functional Currency	3.3	3.7
Fair Value Adjustments on Acquisitions	25.9	32.6
Others	(1.6)	(1.0)

	191.4	187.7

Net Deferred Income Tax Assets/(Liabilities)	(10.4)	(21.9)

(1)	Differences between taxable and accounting depreciation arise from vessel depreciation and particularly from the Deep Blue.
      In order to disclose the detail of deferred tax assets and liabilities per nature of temporary differences, the offsetting of deferred tax assets and liabilities was reversed. Thus, the net deferred tax liability as of December 31, 2005 breaks down in a deferred tax asset of €90.0 million and a deferred tax liability of €100.4 million, as recorded in the balance sheet. Similarly, in 2004, the net deferred tax liability breaks down in a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
deferred tax asset of €105.2 million and a deferred tax liability of €127.1 million, as recorded in the balance sheet.
      The changes in deferred tax in the balance sheet (up by €11.5 million) break down in (€12.5) million recorded in the 2005 income statement and €24.0 million recorded in equity (essentially in relation with the fair value revaluation of financial instruments).

(d) Tax Loss Carry-Forwards and Tax Credits
      Tax loss carry-forwards not yet utilized amount to €232.6 million. They mainly come from Technip Seiffert for €25.5 million, Technip Germany for €18.3 million, Technip Engenharia for €44.4 million and American subsidiaries belonging to the SURF and Facilities segments for €130.9 million. Consequently, a total amount of €74.4 million of deferred income tax related to these tax loss carry-forwards has not been recorded. Most of these tax loss carry-forwards will expire after 2009.
Note 7 — Income/(Loss) from Discontinued Operations

(a) Discontinued Operations
      As per IAS 1, has been disclosed under this category the result from operations sold or closed during the year.
      As of December 31, 2005, the loss of (€5.0) million accounted for the discontinued operations stems from the decision of closing the company Technip BioPharm, subsidiary of the Group located in the U.S.A. The breakdown of income/(loss) from discontinued operations can be analyzed as follows:

	2005	2004

	In millions
	of Euro
Gains/(Losses) on Consolidated Investment Disposals	(5.0)	—

Income/(Loss) from Discontinued Operations	(5.0)	—

	2005	2004

	In millions
	of Euro
Revenues	1.2	—
Cost of Sales	(5.3)	—

Gross Margin	(4.1)	—
Other Operating Income and Expenses	(0.9)	—

Income/(Loss) from Operations	(5.0)	—
Financial Income	—	—
Financial Expenses	—	—
Result Recognized on the Re-Measurement to Fair Value	—	—

Result before Tax from Discontinued Operations	(5.0)	—

Income Tax Expense:	—	—
related to Income/(Loss) before Tax	—	—
related to Re-Measurement to Fair Value	—	—

Income/(loss) from Discontinued Operations	(5.0)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005	2004

	In Euro
Net Earnings per Share
Basic, for Discontinued Operations	(0.05)	—
Net Diluted, for Discontinued Operations	(0.05)	—
Net Fully Diluted, for Discontinued Operations	(0.04)	—

(b) Assets Held for Sale
      Assets held for sale amount to €42.9 million at year-end 2005. They relate to the assets of the consolidated affiliate Gulf Marine Fabricators, offshore fabrication yard located in Corpus Christi, U.S.A. and belonging to the Facilities segment. The goodwill allocated to the assets of this subsidiary classified as held for sale is €18.3 million.

	2005	2004

	In millions
	of Euro
Assets
Property, Plant and Equipment	24.0	—
Intangible Assets	18.3	—
Other Debtors	0.6	—
Cash and Cash Equivalents	—	—

Assets of Disposal Group Classified as Held for Sale	42.9	—

Liabilities
Creditors	—	—
Interest-Bearing Liabilities	—	—

Liabilities Directly Associated with the Assets Classified as Held for Sale	—	—

Net Assets of Disposal Group Classified as Held for Sale	42.9	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 8 — Net Diluted Earnings per Share
      Net diluted earnings per share were computed in accordance with Note 1 C. (p) Net Earnings per Share. The following tables reflect the reconciliation between the net earnings per share before dilution and the net diluted earnings per share:

	2005	2004

	In millions of Euro
Net Income Attributable to Shareholders of the Parent Company	93.3	111.8
Convertible Bonds: Split Accounting	16.6	—
Convertible Bonds: Redemption Premium after Tax	13.3	7.4
Convertible Bonds: Financial Costs net of Tax	5.3	6.5

Net Income before Convertible Bond Financial Costs	128.5	125.7

In thousands
Number of Shares:
— Issued Shares at period end	98,874	96,443
— Stock Options not Exercised at period end	3,650	5,587
— Convertible Bonds	14,406	14,876
— Treasury Shares	(1,581)	(1,361)

Denominator for Calculation of Net Fully Diluted Earnings per Share at period end	115,349	115,545
Denominator for Calculation of Net Diluted Earnings per Share at period end	97,218	110,844
Denominator for Calculation of Net Earnings per Share	95,687	94,454

In Euro
Net Fully Diluted Earnings per Share(1)	1.11	1.09
Net Diluted Earnings per Share(2)	0.96	1.13
Net Earnings per Share(3)	0.98	1.18

(1)	The net fully diluted earnings per share systematically comprise the impact of all equity instruments and compound financial instruments. The number of shares on a fully diluted basis includes the shares that would result from the convertible bond conversion to newly issued shares and from the exercise of stock options, but excludes the treasury shares. The number of shares on a fully diluted basis for 2004 has been adjusted to take into account the 4-for-1 share split which occurred on May 13, 2005.

(2)	The net diluted earnings per share take into account the possible dilutive effects that may be generated by equity instruments (stock options) and compound financial instruments (convertible bonds OCEANE). During the period, the Group has not issued other financial instrument that may have any diluted effect on the net earnings per share.

(3)	The net earnings per share are calculated based on the average number of ordinary shares outstanding during the period, less the treasury shares.
      For comparison purposes, the 2004 data per share above-mentioned have been adjusted to take into account the 4-for-1 share split decided by the Combined Shareholders’ Meeting of April 29, 2005. They do not comprise the impact of IAS 32 and IAS 39 whose first-time application was initiated on January 1, 2005.
      On March 9 and 23, 2006, Technip carried out the conversion of 289,362 and of 3,288,420 convertible bonds OCEANE to shares. These 3,577,782 bonds were redeemed for 14,311,128 shares, of which 11,592,066 newly issued shares. See Note 34 — Subsequent Events.
      Net income, net diluted earnings per share and net fully diluted earnings per share for discontinued operations are disclosed in Note 7 — Income/(Loss) from Discontinued Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 9 — Dividends Paid and Proposed
      Dividends paid related to the year ended December 31, 2004 amounted to €79.5 million (€0.825 per share after the 4-for-1 share split). A €0.92 dividend per share concerning year ended December 31, 2005 — which represents a total payment of €90.9 million — will be proposed to shareholders for approval at the Shareholders’ Meeting of April 19, 2006. Considering that this payment has not been decided yet, nothing has been recorded in the accounts.
Note 10 — Compensation of the Members of the Board of Directors
      The amount of directors’ fees paid by Technip to the members of the Board of Directors during 2005 was of €238,700. The gross amount of compensation and benefits of all kinds paid by Technip to the members of the Board of Directors during 2005 was of €1,076,660.
Note 11 — Property, Plant and Equipment
      In accordance with IAS 36, the carrying value of property, plant and equipment is reviewed for impairment whenever events or internal elements indicate that an asset may be impaired. Over the year 2005, no meaningful event occurred which might have justified an impairment loss to be recorded in Technip consolidated accounts.
      No directly attributable costs have been capitalized and included under the “Property, Plant and Equipment” line item.
      The following tables illustrate the cost, the accumulated amortization and depreciation per type of tangible assets:

					Office
					Fixtures
				Machinery and	and	Assets under
	Land	Buildings	Vessels	Equipment	Furniture	Construction	Others	Total

	In millions of Euro
As of January 1, 2004
Cost	14.0	156.4	639.5	438.3	109.8	29.4	45.8	1,433.2
Accumulated Amortization	—	(72.7)	(238.6)	(276.0)	(78.2)	—	(26.9)	(692.4)
Accumulated Impairment Losses	—	—	—	—	—	—	—	—

Net Book Value	14.0	83.7	400.9	162.3	31.6	29.4	18.9	740.8

As of December 31, 2004
Cost	14.0	136.3	695.1	432.4	104.2	15.6	73.6	1,471.2
Accumulated Amortization	(1.0)	(65.2)	(286.6)	(263.0)	(81.8)	—	(37.1)	(734.7)
Accumulated Impairment Losses	—	—	—	—	—	—	—	—

Net Book Value	13.0	71.1	408.5	169.4	22.4	15.6	36.5	736.5

As of December 31, 2005
Cost	10.6	118.7	715.3	530.0	122.9	15.3	79.6	1,592.4
Accumulated Amortization	(1.1)	(57.8)	(328.6)	(295.6)	(93.9)	—	(44.1)	(821.1)
Accumulated Impairment Losses	—	—	—	—	—	—	—	—

Net Book Value	9.5	60.9	386.7	234.4	29.0	15.3	35.5	771.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in net property, plant and equipment during the previous two periods can be analyzed as follows:

					Office
					Fixtures
				Machinery and	and	Assets under
	Land	Buildings	Vessels	Equipment	Furniture	Construction	Others	Total

	In millions of Euro
Value as of January 1, 2004, Net of Accumulated Amortization and Impairment	14.0	83.7	400.9	162.3	31.6	29.4	18.9	740.8
Additions — Acquisitions — Internal Developments	—	3.1	62.0	33.5	8.4	12.0	(0.4)	118.6
Additions — Business Combinations	—	—	—	—	—	—	—	—
Disposals	—	(0.7)	(0.4)	(7.9)	(0.5)	—	(1.0)	(10.5)
Disposals of Subsidiaries	—	—	—	—	—	—	—	—
Depreciation Expense for the Year	—	(9.9)	(51.1)	(32.7)	(17.7)	—	(6.3)	(117.7)
Impairment Losses	—	—	—	—	—	—	—	—
Net Foreign Exchange Differences	(0.4)	(1.5)	(4.5)	(1.8)	(0.7)	(1.0)	(0.9)	(10.8)
Others	(0.6)	(3.6)	1.6	16.0	1.3	(24.8)	26.2	16.1

Value as of December 31, 2004, Net of Accumulated Amortization and Impairment	13.0	71.1	408.5	169.4	22.4	15.6	36.5	736.5

Additions — Acquisitions — Internal Developments	—	3.2	31.7	88.4	20.7	11.7	11.3	167.0
Additions — Business Combinations	—	—	—	0.1	0.2	—	0.1	0.4
Disposals	—	(0.3)	(14.6)	(0.1)	(0.6)	—	3.7	(11.9)
Disposals of Subsidiaries	(0.1)	(0.3)	—	(0.1)	(0.2)	—	—	(0.7)
Depreciation Expense for the Year	—	(6.2)	(45.7)	(45.6)	(17.0)	—	(11.7)	(126.2)
Impairment Losses	—	—	—	—	—	—	—	—
Net Foreign Exchange Differences	1.2	3.6	12.0	13.3	1.5	1.8	1.9	35.3
Attributable to Discontinued Operations/Assets Held for Sale	(4.7)	(10.1)	—	(7.3)	—	—	(0.2)	(22.3)
Others	0.1	(0.1)	(5.2)	16.3	2.0	(13.8)	(6.1)	(6.8)

Value as of December 31, 2005, Net of Accumulated Amortization and Impairment	9.5	60.9	386.7	234.4	29.0	15.3	35.5	771.3

      Assets are not subjected to capital lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 12 — Intangible Assets
      The following tables illustrate the cost, the accumulated amortization and depreciation per type of intangible assets:

		Licenses/
		Patents/		Others
	Goodwill	Trademarks	Software	(1)	Total

	In millions of Euro
As of January 1, 2004
Cost	2,400.1	93.1	26.2	12.5	2,531.9
Accumulated Amortization	—	(21.5)	(11.6)	(11.1)	(44.2)
Accumulated Impairment Losses	—	—	—	—	—

Net Book Value	2,400.1	71.6	14.6	1.4	2,487.7

As of December 31, 2004
Cost	2,394.9	92.6	48.6	11.4	2,547.5
Accumulated Amortization	—	(31.0)	(33.7)	(10.1)	(74.8)
Accumulated Impairment Losses	—	—	—	—	—

Net Book Value	2,394.9	61.6	14.9	1.3	2,472.7

As of December 31, 2005
Cost	2,376.9	95.0	51.9	18.1	2,541.9
Accumulated Amortization	—	(38.6)	(42.1)	(9.3)	(90.0)
Accumulated Impairment Losses	—	—	—	—	—

Net Book Value	2,376.9	56.4	9.8	8.8	2,451.9

(1)	Including assets under construction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a) Intangible Assets
      Changes in net intangible assets during the previous two periods can be analyzed as follows:

		Licenses/
		Patents/		Others
	Goodwill	Trademarks	Software	(3)	Total

	In millions of Euro
Value as of January 1, 2004, Net of Accumulated Amortization and Impairment	2,400.1	71.6	14.6	1.4	2,487.7
	—	—	—	—	—
Additions — Acquisitions — Internal Developments	—	—	7.0	0.3	7.3
Additions — Business Combinations	—	—	—	—	—
Disposals	—	—	—	—	—
Disposals of Subsidiaries	—	—	—	—	—
Attributable to Discontinued Operations/Assets Held for Sale	—	—	—	—	—
Amortization Charge for the Year	—	(8.3)	(9.1)	(0.3)	(17.7)
Impairment Losses	—	—	—	—	—
Net Foreign Exchange Differences	—	(1.7)	(0.1)	0.2	(1.6)
Others(1)	(5.2)	—	2.5	(0.3)	(3.0)

Value as of December 31, 2004, Net of Accumulated Amortization and Impairment	2,394.9	61.6	14.9	1.3	2,472.7

Additions — Acquisitions — Internal Developments	—	—	2.5	0.6	3.1
Additions — Business Combinations	—	—	—	—	—
Disposals	—	—	—	—	—
Disposals of Subsidiaries	—	—	—	—	—
Attributable to Discontinued Operations/Assets Held for Sale	(18.3)	—	—	—	(18.3)
Amortization Charge for the Year	—	(8.3)	(7.9)	(0.9)	(17.1)
Impairment Losses	—	—	—	—	—
Net Foreign Exchange Differences	0.3	3.1	0.3	(0.3)	3.4
Others(2)	—	—	—	8.1	8.1

Value as of December 31, 2005, Net of Accumulated Amortization and Impairment	2,376.9	56.4	9.8	8.8	2,451.9

(1)	The amount mentioned on the line “Others” of goodwill corresponds to the adjustment on the Coflexip merger surplus on December 31, 2004.

(2)	The Group is currently in the process of setting up an integrated software. As of December 31, 2005, remaining related costs have been capitalized as assets under construction for €7.0 million in the column “Others”.

(3)	Including assets under construction.

(b) Goodwill
      The classification of the assets regarding the consolidated affiliate Gulf Marine Fabricators as held for sale, including the goodwill allocated to the Facilities segment, resulted in a decrease in goodwill by €18.3 million in terms of net value, namely a €21.0 million gross value less a €2.7 million amortization (see Note 7 — Income/(Loss) from Discontinued Operations).
      The goodwill arising from an acquisition is the difference between the purchase price and the share of restated equity, after allocation to the identifiable assets and liabilities, as long as this procedure is deemed to be appropriate. This goodwill is subject to impairment tests performed on annual basis or whenever a meaningful event occurs (see Note 1 C. (f) Intangible Assets).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reflects the detail of goodwill as of December 31, 2005 and 2004:

	2005	2004

	In millions of Euro
Goodwill — Net Value
Surf(1)	1,948.1	1,948.1
Facilities(1)	304.6	322.9
KTI/MDEU	115.6	115.6
Others	8.6	8.3

Total Goodwill — Net Value	2,376.9	2,394.9

(1)	The goodwill relative to Coflexip resulting from both installments has been assigned — after allocation to identifiable items — to two business segments: SURF and Facilities (see Note 3 — Segment Information).
      Both goodwills were subject to impairment tests according to the method described in Note 1 C. (f) Intangible Assets.
      Impairment tests performed by the Group are based on the most likely hypotheses using the discounted cash flow method. Assumptions made in 2005 rely on the business plans covering years 2006 to 2008 for each business segment and approved by the Board of Directors. Beyond 2008, the growth rate taken into account is 3.0%, of which 1.5% is related to inflation. The discount rate of cash flows is 8.84% before tax. The tax rate used in the model is 33.1% in 2006, 32% in 2007 and 31% beyond.
      As of December 31, 2005, the net book value of goodwill was confirmed by the impairment tests performed. No impairment loss was recorded in 2004.
      In 2005, the disposal of the subsidiary Technip Portugal whose goodwill was fully amortized, generated a decrease in the gross value of goodwill and its corresponding amortization for €3.1 million. Following the change in consolidation method used for the affiliate TPL (see Note 13 — Investments in Associates Accounted for using the Equity Method) and the reintegration of its goodwill, the gross value of goodwill increased by €1.0 million, as well as its corresponding amortization.
Note 13 — Investments in Associates Accounted for using the Equity Method
      As of December 31, 2005, investments in associates accounted for using the equity method relate to two entities on which the Group exercises significant influence: Nargan and Technip KTI Spa. As of December 31, 2004, two new companies previously fully consolidated were accounted for using the equity method in the consolidated accounts of the Group: the Italian entities Technip KTI Spa of which 75% of shares have been sold to employees at the end of November 2004 and TPL, company whose liquidation is in progress.
      The main financial data of these companies accounted for using the equity method are disclosed hereafter for year ended December 31, 2005 and 2004 on a 100% basis:

	Nargan	TP KTI Spa	Total

	In millions of Euro
As of December 31, 2005
Country	Iran	Italy
Percentage of Interest	20%	25%
Financial Data at 100% in millions of Euro
Total Assets	75.7	300.7
Total Liabilities (except Equity)	64.6	297.4

Net Assets	11.1	3.3

Revenues	65.4	63.8
Net Income	7.2	2.3
Carrying Amount of the Investment	8.3	1.4	9.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nargan	TP KTI Spa	TPL(1)	Total

	In millions of Euro
As of December 31, 2004
Country	Iran	Italy	Italy
Percentage of Interest	20%	25%	100%
Financial Data at 100% in millions of Euro
Total Assets	68.8	280.7	11.7
Total Liabilities (except Equity)	59.9	277.3	1.1

Net Assets	8.9	3.4	10.6

Revenues	30.0	72.6	0.4
Net Income/(Loss)	3.7	1.7	(0.3)
Carrying Amount of the Investment	7.6	1.6	10.7	19.9
      Changes in investments in associates accounted for using the equity method can be analyzed as follows:

	2005	2004

	In millions of Euro
Carrying Amount of Investments as of January 1	19.9	6.5
Additions(1)	—	13.5
Disposals(1)	(10.7)	(1.1)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method	1.3	1.2
Paid Dividends	(0.7)	—
Foreign Exchange Differences	0.3	(0.2)
Net Gains/(Losses) from Fair Value Adjustments	—	—
Other Reclassifications	(0.4)	—

Carrying Amount of Investments as of December 31	9.7	19.9

(1)	Additions in 2004 and disposals in 2005 are mainly connected with TPL. In 2004, TPL was accounted for using the equity method owing to the liquidation in progress of this affiliate. As the estimation of the time needed to an effective liquidation was underestimated in 2004, Technip had to reassess the accounting processing of this entity and to account for it under full consolidation in 2005.
Note 14 — Other Financial Assets (Non-Current)
      As per Note 1 C. (g) Other Financial Assets (Non-Current), other financial assets are posted at their fair value or at their historical cost if there is no way to evaluate them reliably. In this later case, depreciation is recorded if its recoverable amount is lower than its historical cost.
      As of December 31, 2005, impairment tests performed on net book value of other financial assets (non-current) has not led the Group to account for an impairment loss. The analysis of this item by nature is presented hereafter:

	Fair Value		Cost
	Valuation		Valuation

	2005	2004	2005	2004

	In millions of Euro
Non-Consolidated Investments	4.8	4.3	4.8	4.3
Valuation Allowance	(1.3)	(2.4)	(1.3)	(2.4)

Net Value	3.5	1.9	3.5	1.9
Loans related to Investments	3.0	2.1	3.0	2.1
Valuation Allowance	(2.8)	(1.6)	(2.8)	(1.6)

Net Value	0.2	0.5	0.2	0.5
Security Deposits	6.6	0.7	6.6	0.7
Others	1.3	0.3	1.3	0.3

Total Other Financial Assets (Non-Current), Net	11.6	3.4	11.6	3.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 15 — Available-for-Sale Financial Assets
      For the years 2005 and 2004, no available-for-sale financial asset has been recorded in the Group accounts.
Note 16 — Inventories
      In accordance with Note 1 C. (h) Inventories, inventories are recognized at lower of cost and net realizable value. As of December 31, 2005 and 2004, inventories were subject to an impairment test that has not led the Group to record any impairment loss.
      The net book value of inventories as of December 31, 2005 and 2004 breaks down as follows:

	2005	2004

	In millions
	of Euro
Raw Materials	58.4	37.1
Work in Progress	25.2	46.1
Finished Goods and Merchandise	25.3	13.6
Valuation Allowance	(7.9)	(9.6)

Total Inventories, Net	101.0	87.2

Note 17 — Construction Contracts
      Long-term ongoing construction contracts are valued and disclosed as per Note 1 C. (b) Construction Contracts.

	2005	2004

	In millions of Euro
Construction Contracts — Amounts Due from Clients	585.0	400.6
Construction Contracts — Amounts Due to Clients	(35.5)	(33.1)
Advances Received	(1,636.9)	(915.6)

Total Construction Contracts, Net	(1,087.4)	(548.1)

Costs and Margins Recognized at the Percentage of Completion	10,275.8	6,196.6
Progress Billings	(11,331.2)	(6,711.9)
Losses at Completion	(35.5)	(33.1)
Bid Costs	3.5	0.3

Total Construction Contracts, Net	(1,087.4)	(548.1)

Note 18 — Trade Receivables
      Given the specific nature of Group operations, clients are mainly major oil and gas, petrochemical or oil-related companies.
      Following the application of IFRS since January 1, 2004, receivables relating to call up capital have been offset with advances received. From now on, this line item only represents receivables from completed contracts and miscellaneous invoices (trade, services, others).
      Each customer’s financial situation is periodically reviewed. Provisions for doubtful receivables, which are deemed to be sufficient at the Group scale, are recorded for all potential uncollectible receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005	2004

	In millions
	of Euro
Receivables on Contracts	437.1	345.2
Doubtful Accounts	19.3	24.5
Allowance for Doubtful Accounts	(16.4)	(20.7)

Total Trade Receivables, Net	440.0	349.0

      Trade receivables are non-interest bearing. Their maturity are linked to the operating cycle of contracts. Trade receivables comprise €12.9 million of guarantees as of December 31, 2005.
Note 19 — Other Current Receivables

	2005	2004

	In millions
	of Euro
Value Added Tax Receivable	52.0	42.2
Other Tax Receivables	42.9	64.0
Advances to Non-Consolidated Subsidiaries	13.6	10.5
Receivables from Personnel	3.0	1.7
Dividends to Be Received	1.2	11.0
Prepaid Expenses	67.6	81.2
Insurance Indemnities to Be Received	0.1	0.1
Joint Venture Associates’ Current Accounts	7.9	31.4
Stock Option Exercise	33.4	—
Receivables on Assets	1.1	—
Others	60.8	219.2

Total Other Receivables, Net	283.6	461.3

      Other current receivables are non-interest bearing.
Note 20 — Cash and Cash Equivalents

Cash and Cash Equivalents	2005	2004

	In millions of Euro
Cash at Bank and in Hands	1,566.3	694.6
Cash Equivalents — Marketable Securities	621.5	739.4

Total Cash and Cash Equivalents	2,187.8	1,434.0

Detailed Analysis of Cash and Cash Equivalents by Currency

Euro	1,053.8	793.0
U.S. Dollar	808.4	431.7
Pound Sterling	77.7	87.0
Norwegian Crown	17.4	19.1
Japanese Yen	104.0	5.4
Others	126.5	97.8

Total Cash and Cash Equivalents	2,187.8	1,434.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash Equivalents — Marketable Securities	2005	2004

	In millions
	of Euro
Historical Cost	621.5	739.4
Valuation Allowance	—	—

Marketable Securities’ Market Value at Year-end	621.5	739.4

Detailed Analysis of Marketable Securities

Mutual Funds	471.2	501.8
Certificates of Deposits	50.4	103.4
Fixed Term Deposits	86.0	67.3
Treasury Shares	—	—
Others	13.9	66.9

Total Marketable Securities	621.5	739.4

      A large part of cash and marketable securities are booked or invested in Euros or U.S. Dollar. The Group frequently uses these currencies within the framework of its commercial relations. Cash and cash equivalents in other currencies correspond to deposits retained by subsidiaries located in countries where such currencies are the national currency in order to ensure their liquidity or to amounts received from customers prior to the payment of expenses in these same currencies, or the payment of dividends.
Note 21 — Shareholders’ Equity

(a) Parent Company’s Common Stock Breakdown and Changes
      As of December 31, 2005, Technip common stock consisted of 98,874,172 outstanding authorized shares with a par value of €0.7625. The changes since December 31, 2003 can be analyzed as follows:

Common Stock:	Number of Shares
Nominal Value of €3,05 until May 13, 2005, then €0,7625	Outstanding	Common Stock

		(In millions
		of Euro)
Common Stock as of December 31, 2003	23,738,331	72.4
Employee Subscription(1)	331,780	1.0
Stock Option Exercised(2)	40,543	0.1

Common Stock as of December 31, 2004	24,110,654	73.5

Share Split 4-for-1(3)	72,331,962	—
Stock Option Exercised(2)	2,465,664	1.9
Cancellation of Treasury Shares	(34,108)	—

Common Stock as of December 31, 2005	98,874,172	75.4

(1)	Employee subscription: the shareholders authorized the terms of such capital increase at the Shareholders’ Meeting of July 11, 2003.

(2)	These increases result from the exercise of stock options granted to employees as described in Note 21 (g) Executive Stock Option Plans.

(3)	On May 13, 2005, Technip’s ordinary shares were split 4-for-1 on the decision of the Combined Shareholders’ Meeting of April 29, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Technip Shareholders as of December 31

	2005	2004

Oppenheimer Funds Inc	5.9%	6.0%
IFP	3.2%	3.2%
Lehman Brothers International	4.7%	—
Employees	2.0%	2.4%
Treasury shares	1.6%	1.4%
Others	82.6%	87.0%

Total	100.0%	100.0%

(1)	Including 1,580,548 treasury shares as of December 31, 2005.

(c) Treasury Shares
      The total value of treasury shares shown as a deduction from equity amounts to €52.4 million as of December 31, 2005, representing 1,580,548 shares, and €32.4 million as of December 31, 2004.
      In 2005, 253,688 additional shares have been allocated to covering share purchase options. For the same period, 34,108 shares have been cancelled by a reduction of the share capital for €0.8 million.

Treasury Shares	Number of Shares	Treasury Shares

		(In millions
		of Euro)
Treasury Shares as of December 31, 2003	140,953	(9.7)

Increase	430,584	(44.0)
Decrease due to Stock Options Exercised	(231,295)	21.3

Treasury Shares as of December 31, 2004	340,242	(32.4)

Increase due to Share Split 4-for-1(1)	1,020,726	—
Cancellation of Treasury Shares	(34,108)	0.8
Increase	949,652	(41.8)
Decrease due to Stock Options Exercised	(695,964)	21.0

Treasury Shares as of December 31, 2005	1,580,548	(52.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	On May 13, 2005, Technip’s ordinary shares were split 4-for-1.

(d) Fair Value Reserves

	Convertible	Hedging	Stock
	Bond	Reserve	Options	Total

	In millions of Euro
As of January 1, 2004	—	—	5.8	5.8
Stock Options	—	—	5.8	5.8

As of December 31, 2004	—	—	11.6	11.6

IAS 32/39 — Net Gains/(Losses) on Cash Flow Hedges(1)	—	(100.3)	—	(100.3)
Tax Effect of Net Gains/(Losses) on Cash Flow Hedges	—	24.0	—	24.0
Convertible Bonds — Equity Component(2)	32.8	—	—	32.8
Others	—	—	5.4	5.4

As of December 31, 2005	32.8	(76.3)	17.0	(26.5)

(1)	Revaluation of derivatives under cash flow hedges ((€75.3) million) and of cash accounts allocated to cash flow hedges ((€25.0) million).

(2)	Split accounting applied to convertible bonds in accordance with IAS 32 and IAS 39, into a separate debt component and a shareholders’ equity component.

Convertible Bond OCEANE
      In accordance with IAS 32/39 effective from January 1, 2005, convertible bonds are accounted for using the split accounting method by bifurcating the bond into a separate debt component and a shareholders’ equity component.

Hedging reserve
      This hedging reserve records fair value changes on available-for-sale investments. Also recorded here is the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

(e) Distributable Retained Earnings
      The distributable retained earnings of the parent company amount to approximately €314.5 million as of December 31, 2005.

(f) Statutory Legal Reserve
      Under French Law, companies must allocate each year 5% of their consolidated statutory net profit to their legal reserve fund before dividends may be paid with respect to that year. Funds are allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve may only be distributed to shareholders upon liquidation of the Company. The statutory legal reserve was of €9.8 million as of December 31, 2005.

(g) Executive Stock Option Plans
      The 2000 stock option plan was authorized by the Shareholders’ Meeting held on April 28, 2000 and implemented by the Board of Directors on December 14, 2000. These options are valid up to eight years from the date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The 2002 stock option plan (part A and part B) was authorized by the Shareholders’ Meeting held on August 24, 2001 and implemented by the Management Board on December 9, 2002. These options are valid up to six years from the date of grant.
      The 2002 stock option plan (remaining portion of part B) was authorized by the Shareholders’ Meeting held on June 20, 2002 and implemented by the Board of Directors on May 21, 2003. These options are valid up to six years from the date of grant.
      The 2005 stock option plan (part A) was authorized by the Shareholders’ Meeting held on April 29, 2005 and implemented by the Board of Directors on December 14, 2005. These options are valid up to six years from the date of grant.
      After the merger of Technip and Coflexip SA, Technip has taken over the former stock option plans of Coflexip. Following are the granted stock option plans:

-	Stock option plan 9.2 was authorized by the Shareholders’ Meeting held on May 21, 1996 and implemented by the Board of Directors on March 24, 1997. These options are valid up to ten years from the date of grant.

-	Stock option plan 9.3 was authorized by the Shareholders’ Meeting held on May 21, 1996 and implemented by the Board of Directors on May 18, 1998. These options are valid up to ten years from the date of grant.

-	Stock option plan 10 was authorized by the Shareholders’ Meeting held on June 2, 1999 and implemented by the Board of Directors on December 14, 1999. These options are valid up to ten years from the date of grant.

-	Stock option plan 11 was authorized by the Shareholders’ Meeting held on May 30, 2000 and implemented by the Board of Directors on March 20, 2001. These options are valid up to ten years from the date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Plan 2002

	Plan 2000			Remaining Portion	Plan 2005
TECHNIP PLANS	2° Part	Part A	Part B	of Part B	Part A
Number of Stock Options	(1)	(2)	(2)	(3)	(4)	Total

Options granted as of December 31, 1999	—	—	—	—	—	—

Options granted (purchase)	139,576	—	—	—	—	139,576
Options granted (subscription)	493,028	—	—	—	—	493,028

Options granted as of December 31, 2000	632,604	—	—	—	—	632,604

Options cancelled (subscription)	(3,200)	—	—	—	—	(3,200)

Options granted as of December 31, 2001	629,404	—	—	—	—	629,404

Options cancelled (subscription)	(13,950)	—	—	—	—	(13,950)
Options granted (subscription)	—	234,080	462,920	—	—	697,000

Options granted as of December 31, 2002	615,454	234,080	462,920	—	—	1,312,454

Options cancelled (subscription)	(27,200)	(22,090)	(4,400)	—	—	(53,690)
Options granted (subscription)	—	—	—	5,200	—	5,200

Options granted as of December 31, 2003	588,254	211,990	458,520	5,200	—	1,263,964

Options exercised (subscription)	—	—	(900)	—	—	(900)
Options cancelled (subscription)	(34,000)	(10,380)	(10,350)	—	—	(54,730)

Options granted as of December 31, 2004	554,254	201,610	447,270	5,200	—	1,208,334

Options granted (subscription)					965,213	965,213
Options exercised (subscription)	(234,274)	(69,840)	(186,070)			(490,184)
Options exercised (purchase)	(139,576)					(139,576)
Options cancelled (purchase)						—
Options cancelled (subscription)	(14,000)	(10,780)	(5,150)			(29,930)

Options granted as of December 31, 2005	166,404	120,990	256,050	5,200	965,213	1,513,857

Maturity Date	Dec. 14, 2008	Dec. 9, 2008	Dec. 9, 2008	May 21, 2009	Dec. 14, 2011

(1)	Options exercisable after 3 years from 12.14.2000

(2)	Options exercisable after 3 years from 12.09.2002

(3)	Options exercisable after 3 years from 05.21.2003

(4)	Options exercisable after 4 years from 12.14.2005 and when meeting certain targets
      Each option allows 4 shares, except the 2005 plan part A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

COFLEXIP PLANS
Number of Stock Options	Plan 9.2	Plan 9.3	Plan 10	Plan 11	Total

Options granted in	1997	1998	1999	2001
Purchase options granted	-	—	—	34,415	34,415
Subscription options granted	200,000	123,400	127,386	180,000	630,786
Options as of December 31, 2003 (cumulative figures)	38,687	97,750	91,384	178,415	406,236
Options exercised (subscription)	(10,833)	(8,050)	(20,760)	—	(39,643)
Options cancelled (subscription)	—	(1,900)	(1,334)	(1,000)	(4,234)

Options granted as of December 31, 2004	27,854	87,800	69,290	177,415	362,359

Options exercised (subscription)	(12,497)	(44,705)	(44,245)	(24,785)	(126,232)
Options exercised (purchase)				(34,415)	(34,415)
Options cancelled (subscription)		(2,000)		(16,915)	(18,915)

Options granted as of December 31, 2005	15,357	41,095	25,045	101,300	182,797

of which purchase options granted	—	—	—	—	—

      IFRS 2 applies to stock option plans implemented after November 7, 2002 and whose rights are not acquired as of January 1, 2005. Are therefore only impacted as of December 31, 2005: the subscription plan of 2002 (part A, B and remaining portion of part B), as well as the plan of 2005. Consequently, the Group has recorded a charge of €5.6 million as of December 31, 2005 (€5.8 million in 2004).
      So as to evaluate this plans, and considering the lack of relevant historical information, the Group has used the 6 common general hypotheses to all options’ valuation models (exercise price, useful life and share price at the grant date, expected volatility of share price, estimated dividends and risk-free interest rate for the option life).
      Regarding the assessment of volatility, the historical measures performed on the stock price show great discrepancies according to the periods and the maturities chosen. In order to achieve a reliable measure of the future volatility, Technip has decided to use the approach to comparing measures of historical volatility over periods of 1 year, 2 years, 3 years and 5 years on one hand and the implicit share volatility on the other hand.
      The following table illustrates the assumptions made for the charge computation. The method used by the Group is the Cox Ross Rubinstein (binomial type).

		Plan 2002

				Remaining Portion	Plan 2005
TECHNIP PLANS		Part A	Part B	of Part B	Part A

				In Euro
Share Price at the Grant Date		72.55	72.55	74.50	48.87
Exercise Price		71.95	71.95	73.98	48.19
Dividend Yield		2.6%	2.6%	2.7%	2.0%
Turnover Rate		2.0%	2.0%	2.0%	5.0%
Volatility		45.5%	45.5%	46.2%	28.0%
Annual Risk Free Interest Rate	6 months	2.9%	2.9%	2.3%	2.6%
	1 year	2.9%	2.9%	2.2%	2.8%
	3 years	3.3%	3.3%	2.4%	2.9%
	5 years	3.6%	3.6%	3.0%	3.1%
	10 years	4.5%	4.5%	3.8%	3.3%

Maturity Dates		Dec. 9, 2008	Dec. 9, 2008	May 21, 2009	Dec. 14, 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 22 — Financial Debts

(a) Analysis by Maturity

	2005	2004

	In millions of Euro
Non-Current
Convertible Bonds OCEANE(1)	650.1	670.9
Bond Loan(2)	650.0	650.0
Bank Borrowings and Credit Lines(3)	0.2	82.4
Refundable Advances (Non-Current)	5.0	5.4
Others	—	—

	1,305.3	1,408.7

Current(3)
Commercial Paper	150.0	150.0
Bank Overdrafts	39.2	15.8
Accrued Interest Payable	24.2	24.7
Refundable Advances (Current)	1.0	1.5
Capital Lease	—	—

(4)	214.4	192.0

Total Financial Debts	1,519.7	1,600.7

(1)	As of December 31, 2005, convertible bonds OCEANE whose redemption date was set on January 1, 2007, present a maturity of one year and one day and therefore are classified as non-current. Their anticipated call occurred in March 2006 (see Note 23 — Convertible Bonds and Note 34 — Subsequent Events).

(2)	On May 26, 2004, Technip issued a bond loan for an initial amount of €650 million. The redemption date is set on May 26, 2011. The coupon payable on May 26 of each year amounts to 4.625% per year of the bond nominal value.

(3)	On December 28, 2005, Technip Coflexip USA Holding has reimbursed the use of U.S. $109 million (€92.4 million) on a credit line raised by Technip in 2004 and amended in 2005 with a bank consortium, for an authorized total amount of €850.0 million. This credit facility had been used to finance part of the acquisition of the Aker Maritime ASA Deepwater Division.

(4)	The current financial debt of €214.4 million mainly comprises the following financings:

-	Commercial papers for €150.0 million (terms from 1 to 3 months);

-	Bank overdrafts and other short-term bank facilities for €39.2 million;

-	Accrued interests on convertible bonds, bond loan and several bank borrowings for €24.2 million and the short-term part of refundable advances (term less than one year) for €1.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (b) Comparison of Carrying Amount and Fair Value of Non-Current Financial Debts
      In the following table, the carrying amount of the convertible bonds includes accrued interest expense previously classified as current for €6.1 million (€18.1 million regarding the bond loan).

	Carrying
	amounts	Fair value
	2005	2005

	In millions of Euro
Non-Current
Convertible Bonds OCEANE	656.2	676.6
Bond Loan	668.1	702.0
Bank Borrowings and Credit Lines	0.2	0.2
Refundable Advances (Non-Current)	5.0	5.0

	1,329.5	1,383.8

     (c) Analysis by Type of Interest Rate
      (After possible hedging of interest rates)

	2005	2004

	In millions of Euro
Fixed Rates	1,330.5	1,441.3
Floating Rates	189.2	159.4

Total Financial Debts	1,519.7	1,600.7

      As of December 31, 2004, the fixed-rate debt included U.S. $109.0 million (€80.0 million). This debt was initially issued at a floating rate and then has been swapped for a fixed rate debt until June 26, 2006. On December 26, 2005, the interest rate swap contract was settled at the redemption date of the hedged credit facility. As of December 31, 2005, the fixed-rate debt mainly comprises bond loans.
      Over the year 2005, the average rate of the fixed-rate debt stands at 5.27% per year (3.87% without the effects of split accounting, to be compared with 3.84% in 2004).
      Over the same period, the average rate of the overall Group debt (fixed and floating rate) stands at 5.18% per year (3.93% without the effects of split accounting, to be compared with 3.61% in 2004 after the amortization of the redemption premium relating to the convertible bond loan).
      The average rate of debt is calculated by dividing the amount of financial costs for the fiscal year (to the exclusion of bank fees not expressly related to the debt) by the average outstanding debt for the fiscal year.
     (d) Analysis by Currency

	2005	2004

	In millions of Euro
Euro	1,481.0	1,503.0
U.S. Dollar	0.2	80.4
Pound Sterling	—	—
Others	38.5	17.3

Total Financial Debts	1,519.7	1,600.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e) Schedule of Financial Debts

							2011 and
	2005	2006	2007	2008	2009	2010	beyond	Total

	In millions of Euro
As of December 31, 2005
Fixed Rates		25.2	650.6	0.6	0.4	0.3	653.4	1,330.5
Floating Rates		189.2	—	—	—	—	—	189.2

		214.4	650.6	0.6	0.4	0.3	653.4	1,519.7

As of December 31, 2004
Fixed Rates	32.6	3.0	671.3	0.6	80.3	—	653.5	1,441.3
Floating Rates	159.4	—	—	—	—	—	—	159.4

	192.0	3.0	671.3	0.6	80.3	—	653.5	1,600.7

      The maturity of 2007 relates to €650.1 million and €670.9 million, respectively as of December 31, 2005 and December 31, 2004, relative to the convertible bond loan OCEANE whose initial redemption date was set on January 1, 2007. Convertible bonds have been converted in shares or redeemed for cash in March 2006 (see Note 34 — Subsequent Events).
      As of December 2005, no interest rate swap has been subscribed. As of December 2004, a swap of U.S. $109.0 million was meant to fix the rate on the use of the bank credit line with a maturity of 2009. On December 26, 2005 when reimbursing the credit facility amended with the bank consortium, Technip has sold this interest rate swap in advance.

(f) Debt Guaranteed by Suretyship or Security with regard to Immovable Property

	2005			2004

		Without			Without
	Guarantee	Guarantee	Total	Guarantee	Guarantee	Total

	In millions of Euro
Current
Commercial Paper	—	150.0	150.0	—	150.0	150.0
Bank Overdrafts, Current Facilities and Others	—	40.2	40.2	—	15.8	15.8
Short-Term Part of Long-Term Debts	—	24.2	24.2	1.5	24.7	26.2

Current Financial Debt	—	214.4	214.4	1.5	190.5	192.0

Non-Current Financial Debt	—	1,305.3	1,305.3	—	1,408.7	1,408.7

      Since December 31, 2004, €1.5 million of bank and financial debt raised by Technip and its affiliates and covered by security with regard to immovable property provided by theses companies have been redeemed.
Note 23 — Convertible Bonds
      At the end of January 2002, Technip issued a bond loan with option for conversion into new shares and/or exchange for existing shares (OCEANE offer) for an initial amount of €793.5 million. The redemption date was set on January 1, 2007 for bonds not converted into shares before this date (see Note 34 — Subsequent Events).
      The OCEANE offer, which received the final approval of the COB on January 22, 2002, has the following characteristics:

-	Issued at a price of €170 (number of bonds issued: 4,667,647);

-	A coupon payable on January 1st of each year amounts to 1% per year of the bonds’ nominal value;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

-	A redemption date was set on January 1, 2007 for bonds not converted into shares at such date;

-	A bond redemption price as of January 1, 2007 of €190.07 in the event of non-conversion or non-exchange;

-	An actuarial rate of yield for the bondholder of 3.25% per year in the event of non-conversion or non-exchange.
      Following the 4-for-1 share split on May 13, 2005, the same grant rate has been applied to convertible bonds, that is 1 bond for 4 Technip’s ordinary shares.
      Proceeds from the bond loan were used to repay part of the credit facility entered into by Technip to finance the purchase of Coflexip shares.
      Technip repurchased 948,536 convertible bonds in 2002, 2003 and 2004, and 117,700 convertible bonds over the year 2005 for an amount of €20.0 million in 2005, representing a total nominal amount repurchased of €181.3 million since the bond issue.
      In accordance with the bond loan-issuing contract, the 1,066,236 convertible bonds thus redeemed have been cancelled, reducing the outstanding nominal amount to €612.2 million as of December 31, 2005 (to the exclusion of the redemption premium).
      As requested by the IFRS, Technip restated the amount of the convertible bond loan as of January 1, 2005, to include the optional conversion component of €34.9 million. As per IAS 39, the effective interest rate of the bond borrowing is 6.24%. On account of the bond repurchases performed in 2005, the amount of this optional component decreased by €2.1 million to stand at €32.8 million at the end of December 2005.
      In accordance with IAS 39, the Group has reassessed the optional component of conversion related to convertible bonds for €32.8 million, which has been recorded in equity as of January 1, 2005. Consequently, the debt component of the convertible bonds amounts to €638.2 million as of January 1, 2005. The charge accounted for related to the amortization of the optional component in 2005 stood for €16.6 million.
      As of January 31, 2006, 21,600 bonds representing 86,400 existing shares were presented for conversion at the bondholders’ initiative (see Note 34  — Subsequent Events).
Note 24 — Pensions and other Post-Employment Benefit Plans
      In accordance with laws and usual practices in each country, Technip contributes to retirement or post retirement benefit schemes.
      The group has assessed its obligations in employee benefit pension plans and other long-term benefits such as jubilees, post retirement medical and special termination benefits according to IAS 19. The plan assets are recorded at fair value.
      Benefit obligations are as follows:
Germany
      Following plans are proposed in Germany:

-	Two pension plans offer a pension payable from people who have reached the age of 65 years old

•	A differed benefit plan

•	An early retirement plan (OAPT)

-	A jubilee plan provides a lump sum payment from one to three month of salary when employees have reached 25, 40 and 45 years of service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Brazil
      A jubilee plan provides a lump sum payment from half a month of salary after 10, 15, 20 and 30 years of services. The plan also provides a paid short journey in Brazil and to Paris after 20 and 30 years of service.
United Arab Emirates
      A cost retirement benefit provides a capital payment according to the years of stay in the company: 21 days of salary per year of service up to 5 years and one month of salary per year of service beyond.
France
      Following plans are proposed in France:

-	A pension plan which offers a capital payment based on the years of service and salary at retirement date

-	A post medical retirement benefit

-	A jubilee plan which provides a lump sum payment after 20, 30, 35 and 40 years of services (minimum of years spent in Technip required)

-	An additional defined contribution pension plan has been set up from January 1st, 2005 dedicated to a determined and homogeneous class of top managers. A 6% contribution on gross salary for these people is paid by the Company. This contribution respects the limits required by the Law.
Italy
      The following plans are offered in Italy:

-	A pension plan which offers a capital payment based on the years of service and salary

-	An early retirement plan which provides a capital payment. This plan will end at December 31, 2006.
Norway
      A pension plan offers a guarantee income from 67 years old on (70% of final gross salary maximum, social security included).
Netherlands
      The company has a defined contribution pension plan.
United Kingdom
      A pension plan offers a capital payment.
      Assessments have been coordinated by an independent actuarial office to allow secured and homogeneous pension and post retirement benefits calculation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a) Net Benefit Expense Recognized in the Income Statement

	Pension Plans and
	Other Post-
	Employment Benefits

	2005	2004

	In millions of Euro
Current Service Cost	8.6	8.1
Financial Cost of Benefit Obligation	7.7	8.1
Expected Return on Plan Assets	(3.8)	(3.5)
Net Actuarial (Gain)/Loss Recognized	1.5	0.3
Past Service Cost	(0.2)	(0.1)
Special Events (Curtailment)	(2.2)	—

Net Benefit Expense as Recorded in the Income Statement	11.6	12.9

(b) Benefit Asset/Liability Recognized in the Balance Sheet

	Pension Plans and
	Other Post-
	Employment Benefits

	2005	2004

	In millions of Euro
Defined Benefit Obligation	(194.6)	(177.3)
Fair Value of Plan Assets	77.4	68.8

	(117.2)	(108.5)

Unrecognized Actuarial (Gains)/Losses	5.5	(0.6)
Unrecognized Past Service Costs	(2.5)	(2.8)

Asset/(Liability) as recorded in the Balance Sheet	(114.2)	(111.9)

      Changes in benefit asset/(liability) of pensions plans and other post-employment benefits are presented hereafter:

	Pension Plans and
	Other Post-
	Employment Benefits

	2005	2004

	In millions of Euro
Net Opening Benefit Asset/(Liability)	(111.9)	(109.5)
Exchange Differences on Foreign Plans	(0.2)	0.1
Expenses Charged in the Income Statement	(11.6)	(12.9)
Contributions Paid	9.3	10.4
Disposals of Subsidiaries/Changes in Scope of Consolidation	0.2	—

Net Closing Benefit Asset/(Liability)	(114.2)	(111.9)

      Out of these €114.2 million of benefit liabilities as of December 31, 2005, a total amount of €112.7 million has been recorded as provisions for employee benefits and €1.5 million as other current payables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following are changes in fair value of plan assets:

	Pension Plans

	2005	2004

	In millions of Euro
Opening Fair Value of Plan Assets	68.8	59.3
Expected Return	7.4	5.4
Contributions by Employer	3.1	7.8
Contributions by Employee	0.3	—
Benefits Paid	(2.8)	(5.9)
Actuarial Gains/(Losses)	—	—
Acquisitions and Disposals of Subsidiaries/Changes in Scope of Consolidation	—	2.2
Exchange Differences on Foreign Plans	0.6	—

Closing Fair Value of Plan Assets	77.4	68.8

      Hereafter are detailed the main categories of pensions plans by country in percentage of their total fair value:

In %	Bonds	Shares	Real Estate	Cash	Total

France	80%	15%	5%	—	100%
Germany	70%	30%	—	—	100%
Norway	62%	17%	16%	5%	100%
Netherlands	75%	20%	—	5%	100%
Great-Britain	8%	81%	2%	9%	100%
     (c) Actuarial Assumptions
      The main assumptions made to define the benefit amounts related to pension plans are detailed in the following table:

	2005		2004

	Euroland	Others	Euroland	Others

Discount Rate	4.0%	4.5 to 10%	4.5%	From 5% to 10%
Expected Return on Plan Assets	4.0% to 4.45%	5.0% to 7.0%	5.1%	5.1%
Future Salary Increase	3.0 to 5.0%	3.0% to 6.0%	3.0%	Inflation rate + 1.5/3.25%
Future Pension Increase
Healthcare Cost Increase
Inflation Rate	2.0%	2.7% to 5.0%	2.0%	From 2.75% to 4%
Note 25 — Provisions
      The principles used for the assessment of accrued liabilities, as well as their specific natures, are described in Note 1 C. (l) Provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in provisions over the year 2005 can be analyzed as follows:

	As of			Unused	Foreign		As of
	January 1,		Used	Provision	Exchange	Others	December 31,
	2005	Increase	Provisions	Reversals	Adjustments	(**)	2005

	In millions of Euro
Non-Current
Employee Benefits(*)	111.9	11.6	(10.3)	(0.6)	0.8	(11.4)	102.0
Tax(1)	—	4.6	(2.1)	(1.4)	—	(0.4)	0.7
Litigation	—	—	—	—	—	3.0	3.0
Other Provisions (Non- Current)(2)	3.4	3.3	(4.2)	(0.5)	0.3	(1.7)	0.6

	115.3	19.5	(16.6)	(2.5)	1.1	(10.5)	106.3

Current
Employee Benefits(*)	—	—	—	—	—	10.7	10.7
Contingencies related to Contracts	76.5	26.4	(8.4)	(21.9)	9.1	(6.1)	75.6
Restructuring	7.0	4.0	(3.2)	—	—	(4.4)	3.4
Tax(1)	—	0.4	—	—	—	8.8	9.2
Litigation	2.0	0.3	(0.5)	(0.1)	0.1	0.7	2.5
Reinsurance(3)	4.6	5.1	(0.2)	—	—	—	9.5
Other Provisions (Current)(2)	31.4	8.3	(6.5)	(9.1)	1.0	(2.6)	22.5

	121.5	44.5	(18.8)	(31.1)	10.2	7.1	133.4

Total Provisions	236.8	64.0	(35.4)	(33.6)	11.3	(3.4)	239.7

(*)	See Note 24 — Pensions and other Post-Employment Benefit Plans.

(**)	Mainly including reclassifications of current / non-current items from January 1, 2005 to December 31, 2005.

(1)	Tax provisions essentially relate to contingencies on tax adjustments regarding completed or ongoing contracts.

(2)	“Other provisions” mainly relate to accrued liabilities that are not directly connected to the operating cycle with maturity greater than 1 year, such as provisions on administrative litigations above all.

(3)	Reinsurance provisions have been recorded at the level of the Group’s insurance captive (Engineering RE AG) as per IFRS 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reflects the maturity of provisions as of December 31, 2005:

	As of
	December 31,						Beyond	Not
	2005	2006	2007	2008	2009	2010	2010	Allocable

	In millions of Euro
Non-Current
Employee Benefits	102.0	—	8.4	8.4	8.4	8.4	65.0	3.4
Tax	0.7	—	0.7	—	—	—	—	—
Litigation	3.0	—	3.0	—	—	—	—	—
Other Provisions (Non-Current)	0.6	—	—	—	—	—	—	0.6

	106.3	—	12.1	8.4	8.4	8.4	65.0	4.0

Current
Employee Benefits	10.7	10.7	—	—	—	—	—	—
Contingencies related to Contracts	75.6	62.8	4.9	—	0.1	0.3	6.5	1.0
Restructuring	3.4	2.9	0.5	—	—	—	—	—
Tax	9.2	9.2	—	—	—	—	—	—
Litigation	2.5	—	2.3	—	—	—	—	0.2
Reinsurance	9.5	—	—	—	—	—	—	9.5
Other Provisions (Current)	22.5	7.7	5.9	0.9	0.3	—	2.5	5.2

	133.4	93.3	13.6	0.9	0.4	0.3	9.0	15.9

Total Provisions	239.7	93.3	25.7	9.3	8.8	8.7	74.0	19.9

      As mentioned in the Group accounting principles, the criteria of asset/liability classification as “Current” in the balance sheet rely either on the term of contracts’ operating cycle, or on the maturity of the liability less than one year. Therefore, current provisions on contingencies related to contracts may have maturities greater than one year because of the contracts’ operating cycle.
Note 26 — Trade Payables
      Trade payables are non-interest bearing. Their maturities are linked to the operating cycle of contracts. Trade payables amount to €978.1 million in 2005 versus €852.5 million in 2004.
Note 27 — Other Current Payables

	2005	2004

	In millions of Euro
Payroll Costs	129.1	109.6
Social Security Charges	29.5	29.4
Other Tax Payables	26.9	51.5
Deferred Income	70.8	31.6
Ongoing Project Accruals	227.1	194.2
Rent to Be Paid(1)	22.9	22.0
Dividends to Be Paid	2.2	1.1
Fee Accruals	0.6	3.3
Current Accounts on Ongoing Contracts	59.8	22.9
Subsidies	6.4	13.6
Debt Covered by Guarantee	8.6	15.6
Others	123.2	276.9

Total Other Current Payables	707.1	771.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Technip has entered into a 12-year lease for its head office at La Défense (Paris, France) effective March 1, 2003. Under the terms of the lease, Technip was entitled to take advantage of the first year of occupancy at no charge. In accordance with IAS 17, an annual rental expense for the entire 12-year lease duration has been determined on the basis of a total lease value. This has led the Group to record a rental charge corresponding to the first year of occupancy versus a debt in its opening balance sheet as of January 1, 2004.
      Maturities are less than one year, except for items connected to ongoing contracts that are part of the contracts’ operating cycle.
Note 28 — Derivatives
      In accordance with Note 1 C. (c) Foreign Currency Transactions and Financial Instruments, financial instruments are valued and disclosed at their fair value in the balance sheet.

	2005

	Assets	Liabilities

	In millions of Euro
Derivatives
Forward Foreign Exchange Contracts	3.5	77.1

Net Value		73.6

      These hedging instruments are detailed per nature in Note 33 (b) Market related exposure and financial instruments.
Note 29 — Payroll and Payroll Staff
      Technip has a workforce of about 21,000 people, in more than 50 countries, including an average of 4,600 external staff integrated in operating teams. This workforce only relates to fully consolidated companies. The payroll increase in 2005 compared to 2004 is mainly due to the contracts awarded over the year and therefore, the necessity to strengthen the Group’s teams.
      For the companies accounted for under the proportionate consolidation method, the workforce is not significant.
      The payroll expense recorded (excepting stock options) is €1,017.9 million in 2005 and €920.2 million in 2004.
Note 30 — Related Party Disclosure

(a) Transactions with Related Parties

	2005	2004

Entities with Significant Influence over the Group
% of Technip Ordinary Shares
Institut Français du Pétrole	3.2%	3.2%
Oppenheimer Funds Inc	5.9%	6.0%
Lehman Brothers International	4.7%	0.0%
      Technip paid the IFP (Institut Français du Pétrole) royalties for an agreement of research cooperation on offshore deepwaters. It amounted to €3.04 million in 2005 and €2.88 million in 2004.

(b) Salary and Benefits of the Chief Executive Officer
      The Compensation of the Chairman of Technip, Daniel Valot, is decided by the Company’s board of Directors based on a proposal from the Nominating and Compensation Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Mr. Daniel Valot’s total gross compensation paid by the French and foreign affiliates of Technip amounted to 609,000 euros in 2005. The gross amount of variable compensation paid in 2005 but linked to 2004 results was 464,000 euros. The variable portion of the salary is based on the previous year fixed salary. It is calculated at 50% on the Group performance based on the following criteria: income from operations, backlog, earnings per share, gearing and ROCE. The remaining 50% is based on the individual performance linked to general Group ’objectives. The 2005 variable portion which will be paid to Mr. Valot in 2006 amounts 479,590 euros. Mr. Valot has a company car which represents a fringe benefit of 3,660 euros per year. Mr. Valot does not receive any Director’s fee as member of the Director’s Board in any company and affiliate.
      There is no specific pension scheme for the Chairman. He has like other directors of Technip a complementary defined contribution pension plan. It is calculated as follows: 6% of the annual compensation capped to 8 times the upper limit of salary deductions for social security contributions.
      When Mr. Valot was appointed, he has concluded a non-trading clause without any territoriality limit for 3 years after his departure. This clause will cease when he reaches 65. This obligation is compensated by a fee equal to 60% of his last three years of gross compensation.
      The annual gross compensation given to the Board members of Technip Group is shown hereunder:

2005			2004

Basic	Variable	Total	Basic	Variable	Total

609,000	464,000	1,073,000	580,000	379,420	959,420
Note 31 — Joint Ventures
      The following amounts represent Technip’s accumulated shares of the assets, liabilities, income and expenses relative to all joint ventures of the Group. These amounts are included in Technip’s balance sheet and income statement:

	2005	2004

	In millions of Euro
Assets
Non-Current Assets	2.1	0.7
Current Assets	1,080.2	336.7

	1,082.3	337.4

Liabilities
Non-Current Liabilities	3.2	8.5
Current Liabilities	1,058.3	357.3

	1,061.5	365.8

Net Assets	20.8	(28.4)

Income	666.2	628.3
Expenses	(640.1)	(624.5)

Net Income after Tax	26.1	3.8

      The net cash and cash equivalents of joint ventures stand at €743 million.
      The list of entities structured in joint ventures is the one of affiliates consolidated under the proportionate method excepting the following companies: Technip South Africa, ProTek Germany, Technip India, Tipiel, Deep Oil Technology, PI Rauma Oy and Spars International Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 32 — Off-Balance Sheet Commitments and Contingencies
      The off-balance sheet commitments are presented below. The commitments concerning financial debts are presented in Note 22 — Financial Debts. There is no material off balance sheet commitment that is not described below.

	Total as of	Scheduled Payments Sorted out per Period
	December 31,
	2005	Less than 1 year	1 to 5 years	More than 5 years

	In millions of Euro
Contractual Commitments
Capital leases	—	—	—	—
Operating leases	356.0	48.1	155.7	152.2
Foreign exchange rate financial instruments	2,353.8	1,641.0	712.8	—
Interest rate financial instruments	—	—	—	—

	2,709.8	1,689.1	868.5	152.2

	Total as of	Amounts of Commitments per Period
	December 31,
	2005	Less than 1 year	1 to 5 years	More than 5 years

	In millions of Euro
Other Commitments
Parent Company Guarantees	23,234.9	4,672.9	17,619.9	942.1
Other Commitments Given	2,817.0	852.1	1,705.4	259.5

Total Commitments Given	26,051.9	5,525.0	19,325.3	1,201.6

Total Commitments Received	675.1	219.1	440.1	15.9

(a) Capital Leases and Operating Leases
      The Group rents various equipment, vessels and buildings, mainly under lease contracts that will end during the next ten years. It is likely that the Group will have to renew or to replace them.
      At the end of December 2005, the rental expense amounted to €59.6 million (including rental expense on vessels for €14.6 million). For memory, as of December 31, 2004, the rental expense amounted to €52.1 million, after taking into account restatements related to the application of IAS 17.
      As of December 31, 2005, the Group’s commitments related to operating leases break down as follows:

Operating Leases

In millions of Euro
As of December 31,
2006	48.1
2007	41.5
2008	40.4
2009	38.6
2010	35.2
2011 and beyond	152.2

Total Current Net Value of Capital and Operating Leases	356.0

      In 2003, Technip entered into a new lease contract related to a new office building located in Paris-La Défense, which is the Group’s new headquarters. This lease relates to the period from March 1, 2003 to February 27, 2015. As of December 31, 2005, the lease amounts to €26.1 million after taking into account the changes in the construction index and the restatements connected to the application of IAS 17. The lease payment remains constant per period of 36 months except for changes in the construction index.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2005 and 2004, the Group did not enter into any new significant leasing contract.

(b) Bank and Commercial Guarantees
      Commitments given and received are summarized hereafter:

	2005	2004

	In millions of Euro
Parent Company Guarantees	23,234.9	13,789.9
Other Commitments Given	2,817.0	1,418.6

Total Commitments Given	26,051.9	15,208.5

Total Commitments Received	675.1	539.4

      Parent company guarantees given by the parent company to clients cover the due and proper performance of the specified construction contracts for which the average expiration period until the release of the commitment guarantees is about 5 years. Regarding joint ventures, the amounts disclosed in the parent company guarantees, which stand at €14,280.1 million, also include the contract part allocated to the Group’s partners in joint venture and are not reduced according to the projects’ percentage of completion. They are not reduced from the amount of parent company received from Technip’s partners within these joint ventures, when Technip issues parent company guarantees in their favor.
      The parent company guarantees issued by Technip for contracts out of joint venture’s framework amounts to €8,954.8 million as of December 31, 2005.
      The following table illustrates the breakdown of these €14,280.1 million of parent company guarantees issued by Technip within joint ventures’ contracts, according to the Group’s percentage of ownership in these joint ventures, as of December 31, 2005.
Total Parent Company Guarantees Issued within Joint Ventures

	Allocation as per % of Technip’s Ownership in Joint Ventures

		Greater than 25% and less	Greater than 40% and less	Greater than 75% and less
TOTAL	Less or equal to 25%	or equal to 40%	or equal to 75%	than 100%

	In millions of Euro
14,280.1	2,927.7	9,401.3	1,951.1	—
      Other commitments given mainly relate to guarantees or counter-guarantees given by banks and insurance companies to various customers in connection with ongoing contracts, in order to secure due and proper performance of the contracts or following the payment of retention guarantees and advance billings.
      Commitments received mainly relate to similar guarantees obtained from suppliers or subcontractors in connection with ongoing contracts.

(c) Contingencies: Exceptional Events and Litigation
      The Company is subject to various legal proceedings and claims arising in the normal course of its business. In the management’s opinion, the probable outcomes of these actions will not materially affect and have not, in the recent past, materially affected the consolidated financial position, results of operations or, the net assets of the Company and its subsidiaries.
      Provisions related to any litigation are recorded, when necessary, under the “Contingencies related to Contracts” line item, disclosed in Note 25 — Provisions or in the costs of ongoing contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEAMEC Litigation
      In may 2005, the proceedings opposing Technip to minority shareholders of SEAMEC, a subsidiary listed in India, was finally resolved in favor of Technip. Technip won its appeal to the Supreme Court of India on the merits of the matter, allowing the release of the bank guarantees and extinguishing every financial risk.
      The main current litigation consists in the following:
ITP Litigation
      On December 21, 2001, a French company filed a complaint with the Tribunal de Commerce (Commercial Court) of Versailles against Coflexip, Coflexip Stena Offshore Ltd. and Coflexip Stena Offshore International (respectively renamed Technip France, Technip Offshore UK Ltd. and Technip Offshore International) seeking damages based on alleged breaches of several confidentiality agreements. This company has also brought an action before the courts of Scotland and of in the U.S. for infringement of a patent related to “pipe in pipe” technologies. Because the patent of this company has been declared invalid by the EPO (European Patent Office) in February 2004 the Court of Appeal in Edinburgh cancelled the decision at first instance considering that the EPO decision should be effective in the British territory. This decision was subject to an appeal before the House of Lords no later than February 19, 2005. This company having failed to file an appeal before the required date, the Scottish proceeding is now closed. In parallel, a first instance decision in the French proceeding is expected in the first six months of 2006. Technip believes that these allegations are unfounded and that its potential exposure is not material.
Pending Investigation
      Technip is a shareholder of 25% of TSKJ, a joint venture company, which is carrying out the construction of a natural gas liquefaction complex in Nigeria for Nigeria LNG Limited (NLNG), which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total) and Agip International B.V. (an affiliate of ENI SpA). The companies Kellog Brown & Root (a subsidiary of the American group, Halliburton Company), Snamprogetti Netherlands BV (a subsidiary of the Italian Group, ENI), JGC Corporation (Japan) and Technip each hold 25% of the capital of TSKJ.
      In its annual report for the 2005 financial year, Halliburton Company indicated that it is subject to an investigation from the United States Securities and Exchange Commission (the “SEC”) and the United States Department of Justice in relation to payments made in connection with the construction by TSKJ of the natural gas liquefaction complex located at Bonny Island in Rivers State, Nigeria for NLNG.
      Halliburton Company also reported that this formal investigation was relating to payments made by TSKJ under several agency agreements and that the SEC has issued a subpoena to the former Chairman of Kellog Brown & Root, to certain current and former Kellog Brown & Root employees and to at least one subcontractor of Kellog Brown & Root.
      During the summer of 2004, Technip was asked by the SEC to voluntarily provide information related to the implementation of this GNL complex. In October 2005, Technip was provided with a copy of an order of investigation relating to this matter originally issued by the SEC on May 25, 2004. Technip is cooperating fully with the SEC and the DoJ and has engaged a US independent law firm to conduct an internal investigation of Technip’s possible involvement in this matter. Technip has instructed this law firm to supply the SEC with the information collected in the internal investigation.
      Furthermore, certain current and former managers of Technip have been heard as witnesses by a French state judge in relation to an investigation opened against unidentified parties and which relates to the same joint venture company TSKJ.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 33 — Market Related Exposure and Financial Instruments

(a) Liquidity Risk
      A - Technip group financing is carried out within the scope of a group policy implemented by the Chief Financial and Control Department.
      B - Cash management is centralized at the head office and coordinated through the financial centers located in the Group’s main operating subsidiaries.
      The SNC Technip Eurocash (general partnership) is acting as a cash pooling entity for the Group’s main entities in respect of the various legislation and regulations in force locally. Thus, the SNC Technip Eurocash entered into cash pooling agreements with the Group’s subsidiaries in order to pool the surplus cash, to meet their needs by pooling the Group’s financial resources except when economic and financial conditions lead to giving priority to a local debt. Technip Eurocash’s management committee is made up of representatives of the Group entities that are members of the SNC. This committee meets several times per year.
      C - At the end of January 2002, Technip took advantage of favorable market conditions in order to issue a bond loan with an option for conversion into new shares and/or exchange for existing shares (the OCEANE offer) for a nominal amount of €793.5 million (see Note 23 — Convertible Bonds).
      Thus, Technip has extended the average maturity of its debt of January 2002 by replacing a debt amortized biannually from June 30, 2002 to December 31, 2006 by a redeemable bond issue at a single date as of January 1, 2007, in the absence of conversion in consideration for a reduced financial cost in cash.
      The redemptions of convertible bonds in 2002 and in 2003 were mainly refinanced by a bank credit (expiry date: December 30, 2007). Technip treasury and the partial use of its bond (see paragraph D) allowed to cancel and to retire the credit facility in 2004, and to make other repurchases in 2004 and 2005.
      D - In May 2004, Technip took advantage of favorable market conditions to issue a bond loan for an amount of €650 million (see Note 22 — Financial Debts). It extended the average maturity of its debt.
      E - As of December 31, 2005, the Group has various non-used financing sources that allow it to finance its needs:

1/ An authorized €850 million credit facility, which was signed in 2004 and amended in 2005 by Technip (single redemption date: June 20, 2010). This credit line is not guaranteed by security with regard to immovable property granted on the Group’s assets. This credit line comes with the usual commitments from Technip and the affiliates entitled to borrow, excluding all financial ratios.

The amendment signed in June 2005 mainly related to the credit maturity extension to June 2010 and to the decrease in financial conditions.

2/ Two credit facilities granted to Technip, for an amount of €125 million each, usable in Euros or in U.S. dollars. These expiry dates are respectively May 26, 2010 and June 27, 2010. They have the same commitments as the credit above described.

3/ Various unused credit facilities amounting to €35.7 million. The credit agreements with respect to these various financing arrangements do not include an early payment clause in case of deterioration of the borrower’s rating. These credit agreements include a variable interest rate clause in case they are used.
      As of December 31, 2005, the amount of credit facilities confirmed and available is €1,136 million of which 1,100 are available beyond December 31, 2006. The outstanding commercial papers for the Group issued at the same date amount to €150 million for terms of 1 to 3 months within the scope of the program declared to the “Banque de France” for a maximum amount of €600 million.
      F - The amounts due for the long-term debt with respect to 2006 and 2007 stand at €675.8 million, including €24.3 million of accrued interest on long-term debts in 2006 and €650.1 million on convertible bond loan in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2007. In the absence of conversion into shares, the convertible bond redemption is due for the first working day following January 1, 2007 (see Note 22 — Financial Debts and Note 34 — Subsequent Events).

(b) Currency Risk
      As indicated in Note 1 C. (c) Foreign Currency Transactions and Financial Instruments, Technip uses financial instruments to manage its exposure to currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided up between several counter parties who are selected after due analysis.
      The primary hedging instruments used to manage Technip’s exposure to currency risks are as follows:

	2005

	Maturity

	2007				2004
	and beyond	2006	Fair Value	Nominal Value	Nominal Value

	In millions of Euro
Hedging Instruments
Buy Foreign Currency, Sell National Currency	53.0	86.4	0.4	139.4	233.9
(Forwards and Swaps)
Sell Foreign Currency, Buy National Currency	543.8	1,009.2	(77.7)	1,553.0	710.2
(Forwards, Swaps and Options)
Buy/Sell Foreign Currencies	116.0	545.4	3.7	661.4	343.0

	712.8	1,641.0	(73.6)	2,353.8	1,287.1

(c) Interest Rate Risk
      The table hereafter presents the maturity of the financial assets and the financial debts of Technip as at December 31, 2005. The schedule of maturity corresponds to the date of the revision of the interest rates. It does

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
not show the amount of interest rate swaps carried out for the debt anymore, the last swap being early closed on December 26, 2005.

	Call Money Rate
	within 1 year and
	Floating Rate	1 to 5 years	Over 5 years	Total

	In millions of Euro
Fixed Rate
Convertible Bonds	6.1	650.1	—	656.2
(including Accrued Interest Payable)
Bond Loan	18.1	—	650.0	668.1
(including Accrued Interest Payable)
Bank Borrowings and Credit Lines	0.2	0.1	—	0.3
(including Accrued Interest Payable)
Refundable Advances	0.9	1.6	3.4	5.9

	25.3	651.8	653.4	1,330.5

Floating Rate
Cash and Cash Equivalents	(2,187.8)	—	—	(2,187.8)
Commercial Papers	150.0	—	—	150.0
Bank Overdrafts	39.2	—	—	39.2

	(1,998.6)	—	—	(1,998.6)

	(1,973.3)	651.8	653.4	(668.1)

Analysis of the sensitivity of the situation to the change in interest rates:
      Inasmuch as the net indebtedness before and after management within 1 year and floating rate is negative, Technip is not exposed to interest rate risk on its debt in terms of financial charges.
      The Group treasury is invested in short-term securities so as to insure its liquidity. Financial gains are subject to changes in currency exchange rates.
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
      Interest rate hedging transactions and methods of hedging are described below.
      The Group does not use financial instruments for speculative purposes.
      As of December 31, 2005, Technip has not entered into any interest rate swaps. The outstanding fixed-rate debt — whose residual maturity is greater than one year — amounts to €1,305.3 million, mainly including the outstanding amount of €1,300.1 million related to bond borrowings.

(d) Credit Risk
      A significant portion of the Group’s activity is concentrated with a limited number of clients since the worldwide market is dominated by a small number of major oil and gas companies. Consequently, the Group regularly performs credit risk analyses before entering into contracts and has set up procedures for monitoring payments made by customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Over the year 2005 and to date, the Group has not observed significant payment defaults by its clients.
Note 34 — Subsequent Events
     Convertible Bonds
      As of January 31, 2006, 21,600 bonds representing 86,400 existing shares were presented for conversion on bondholders’ initiative.
      On the Board of Directors’ decision on February 22, 2006, the Group announced its decision to call its convertible bonds for early redemption on March 23, 2006 based on a price of €187.06 per bond. The accruals of interests have ceased as from this date. Bondholders had the ability to exercise their option to receive 4 Technip shares for each convertible bond until March 14, 2006.
      On March 9 and 23, 2006, Technip has redeemed 289,362 and 3,288,420 bonds. These 3,577,782 bonds have been converted into 14,311,128 shares, of which 11,592,066 newly issued shares. The remaining 2,029 bonds have been redeemed based on a price of €187.06 euros (including the accrued interest), representing a cash outflow of €0.4 million.
      On March 20, 2006, Technip has acquired an additional 1,300,000 shares through the exercise of call options, in order to purchase the same number of Technip shares at the price of €47.52 euros per share, representing a cash outflow of €61.8 million.
     Assets Held For Sale
      With effect from February 1, 2006, Technip signed an agreement with Gulf Island Fabrication. Gulf Island Fabrication acquired the assets of Gulf Marine Fabricators, Technip’s affiliate located in Corpus Christi, Texas, U.S.A. Assets held for sale stand at €42.9 million as of December 31, 2005, including €18.3 million of goodwill allocated to the Facilities segment.
Note 35 — Main Consolidated Companies and Equity Associates
      Consolidated affiliates close their accounts as of December 31, excepting the following entities: Technip KT India, Technip India, and Nargan with a closing date on March 31 and Technip South Africa on June 30. These previous subsidiaries perform a complete and audited closing on December 31.
      The following tables summarize the main consolidated companies included in the consolidation scope of Technip as of December 31, 2005, their location and their percentage of control:

		December 31, 2005
Fully Consolidated Companies	Country	% Control

Technip	France	Consolidating company
Technip France	France	100%
Technip Eurocash	France	100%
Technip Italy	Italy	100%
TPL-Tecnologie Progetti Lavori Spa	Italy	100%
TPG U.K.	United Kingdom	100%
Technip TPS	France	100%
Technip Iberia	Spain	100%
S.C.I. CB3 Défense	France	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2005
Fully Consolidated Companies	Country	% Control

Abay Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip International AG	Switzerland	100%
Technipetrol-Technip-Technip International SNC	France	100%
Technip KT India	India	100%
Technip Upstream Management Inc./Technip Upstream Services Inc./	U.S.A.	100%
Technip Upstream Houston Inc. Technip U.S.A.	U.S.A.	100%
Technip Benelux BV	Netherlands	100%
Technip Americas	U.S.A.	100%
Technip Holding Benelux BV	Netherlands	100%
Technip Germany	Germany	100%
Technip Seiffert	Germany	100%
Technip Singapore	Singapore	100%
Technip Middle East	United Arab Emirates	100%
Technip Engenharia	Brazil	100%
Citex	France	100%
Eurobatch	France	100%
SNPE Ingénierie Défense	France	100%
Seal Engineering	France	100%
Compagnie Française de Réalisation Industrielles (Cofri)	France	100%
Clecel	France	100%
Technipnet BV	Netherlands	100%
Technip Nouvelle-Calédonie	France (Overseas Territory)	100%
Engineering Re	Switzerland	100%
Technip Bolivar	Venezuela	100%
Technip Oil & Gas BV	Netherlands	100%
Technip-Coflexip Engineering Consultant (Shanghai) Private Limited Co.	China	100%
Technipetrol Hellas S.A.	Greece	99%
Technip Marine (M) Sdn. Bhd	Malaysia	90.40%
PT Technip Indonesia	Indonesia	90%
Technip BioPharm	U.S.A.	85%
Technip CIS	Russian Federation	70%
Technip Tianchen Engineering Company Limited	China Tianjin	60%
Technip Engineering (Thailand)	Thailand	49%
Technip Geoproduction (M)	Malaysia	44.10%
Technip Angola Engenharia Limitada	Angola	60%
Technip Saudi Arabia	Saudi Arabia	40%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2005
Fully Consolidated Companies	Country	% Control

Inversiones Dinsa / Estudios y Proyectos DITECH	Venezuela	20%
Technip Offshore International	France	100%
Flexi France	France	100%
Middle East Projects International (Technip MEPI ex-Cofleximmo)	France	100%
Technip Marine	France	100%
Angoflex	France	100%
Coflexip Développement	France	100%
Technip Offshore N.V.	Netherlands	100%
Technip Offshore Contracting BV	Netherlands	100%
Technip Offshore Holdings Ltd.	United Kingdom	100%
Technip Offshore U.K. Ltd.	United Kingdom	100%
Technip Ships One Ltd.	United Kingdom	100%
Technip Ships Three Ltd.	United Kingdom	100%
Technip-Coflexip U.K. Holdings Ltd.	United Kingdom	100%
Coflexip U.K. Ltd.	United Kingdom	100%
Perry Slingsby Systems Ltd.	United Kingdom	100%
DUCO Ltd.	United Kingdom	100%
Genesis Oil and Gas Consultants Ltd.	United Kingdom	100%
Technip Offshore Norge AS	Norway	100%
Technip-Coflexip Norge AS	Norway	100%
Coflexip Stena Offshore AS	Norway	100%
Technip-Coflexip U.S.A. Holdings Inc.	U.S.A.	100%
R.J. Brown Deepwater Inc.	U.S.A.	100%
DUCO Inc.	U.S.A.	100%
Coflexip Maritime Inc.	U.S.A.	100%
Technip Offshore Inc.	U.S.A.	100%
Technip Offshore Moorings Inc.	U.S.A.	100%
Genesis Oil and Gas Consultants Inc.	U.S.A.	100%
Gulf Marine Fabricators Inc.	U.S.A.	100%
Perry Slingsby Systems Inc.	U.S.A.	100%
Technip Offshore Canada Limited	Canada	100%
Stena Offshore Jersey Ltd.	Jersey, Channel Islands	100%
Coflexip Stena Offshore Mauritius Ltd.	Mauritius	100%
Technip Offshore Nigeria Ltd.	Nigeria	100%
Angoflex Ltda	Angola	70%
Technip Maritime Overseas Ltd.	Bahamas	100%
Flexservice N.V.	The Netherlands Antilles	100%
Sunflex Offshore N.V.	The Netherlands Antilles	100%
Brasflex Tubos Flexiveis Ltda	Brazil	100%
Brasflex Overseas Inc.	British Virgin Islands	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2005
Fully Consolidated Companies	Country	% Control

TPVI Ltd.	Virgin Islands, U.S.A.	100%
Sea Oil Marine Services Inc.	Cayman Islands, British West Indies	100%
Flexibras Tubos Flexiveis Ltda	Brazil	100%
Technip Oceania Pty Ltd.	Australia	100%
Technip CSO Australia Pty Ltd.	Australia	100%
Technip CSO Oceania Pty Ltd.	Australia	100%
Technip CSO Oil and Gas Pty Ltd.	Australia	100%
Genesis Oil and Gas Consultants Pty Ltd.	Australia	100%
South East Asia Marine Engineering & Construction Ltd.	India	78.24%
Technip Offshore Finland OY	Finland	100%
Coflexip Singapore Pte Ltd.	Singapore	100%

		December 31, 2005
Consolidated Companies Under Proportionate Method	Country	% Control

TSS Dalia SNC	France	55%
Technip South Africa (Pty) Ltd.	South Africa	51%
Bechtel Technip Goro LLC	U.S.A.	50%
CTME FZCO (Qatargaz)	United Arab Emirates	50%
SPF-TKP Omifpro SNC/SP-TKP Fertilizer	France/Italy	50%
ProTek Germany GmbH (ex Technip Anlagenbau)	Germany	50%
Technip India	India	50%
UCI FZC (Upstream Constructors International FZCO)	United Arab Emirates	50%
Dalia Floater Angola	France	55%
Tipiel	Colombia	44.10%
Technip Zachry Saipem LNG LP (Freeport)	U.S.A.	43%
CTEP FZCO	United Arab Emirates	40%
Consorcio Contrina SNC/CC(S)V	France/Venezuela	34.40%
Saibos Akogep SNC	France	30%
TSKJ/TSKJ II/LNG (Madecos)	Portugal	25%
FSTP PTE Ltd. (P51/P52)	Singapore	25%
FSTP Brasil Ltda (P51/P52)	Brazil	25%
Yemgas FZCO	United Arab Emirates	33.33%
Yemen Project Coordination Services	France	33.33%
Deep Oil Technology Inc.	U.S.A.	50%
Spars International Inc.	U.S.A.	50%
PI Rauma OY	Finland	50%

		December 31, 2005
Consolidated Companies Under Equity Method	Country	% Control

Technip KTI SpA	Italy	25%
Nargan	Iran	20%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 36 — Summary of Differences between Accounting Principles Followed by Technip and U.S. GAAP
      As described in Note 1, the Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. For Technip, there are no differences between IFRS as adopted by the European Union and IFRS published by the International Accounting Standards Board.
      Until 2004, Technip had prepared its financial statements in accordance with accounting principles generally accepted in France (“French GAAP”). French GAAP is not comparable to information prepared in accordance with IFRS. A reconciliation of the opening equity balance and net income for the first financial year beginning on January 1, 2004 from French GAAP to IFRS is included in our consolidated financial statements.
      This is the first year that Technip’s financial statements have been prepared in accordance with IFRS. In relation to the transition of IFRS, in April 2005, the Securities and Exchange Commission (“SEC”) adopted some amendments to Form 20-F to provide a one time accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC. The accommodation permitted Technip for the first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure and respective reconciliation of financial statement items to accounting principles generally accepted in the United States (“U.S. GAAP”).
      IFRS differs in certain significant respects from U.S. GAAP. Explanation of the differences are set forth in Note 37.
      Some differences have not arisen due to differences in accounting principles between IFRS and U.S. GAAP, but as a result of transitional arrangements provided by IFRS 1, “First time adoption of International Financial Reporting.”
     (a) Contract Bid Costs
      Under IFRS, costs directly attributable to obtaining future turnkey engineering/ construction contracts (“contract bid costs”) are capitalized in the balance sheet under the “Construction Contracts — Due from Clients” line item (see Note 17) when it is probable that future economic benefits associated with the costs will flow to Technip and the costs can be reliably measured. The costs incurred for bids that are not probable of success are expensed immediately.
      Under U.S. GAAP, all bid costs have been expensed as incurred.
     (b) Foreign Currency Translation / Derivative Instruments
      Under IFRS, a non-derivative financial asset or non-derivative financial liability may be designated as a hedge of a foreign currency risk (IAS 39 §72). The Group has qualified foreign currency treasury accounts held to finance future expenses in foreign currencies of a specific contract as cash flow hedges. Foreign exchange gains and losses corresponding to the effective portion of these hedges were recorded in equity.
      Under U.S. GAAP, only derivative instruments can be designated as hedging instruments under SFAS 133. Consequently, exchange gains and losses on treasury accounts recorded in equity under IFRS are reclassified in income statement under U.S. GAAP.
     (c) OCEANE Convertible Bonds
      As per IAS 32 “Financial Instruments — Disclosure and Presentation” (“IAS 32”) and IAS 39 “Financial Instruments — Recognition and Measurement,” (“IAS 39”), the Group’s OCEANE convertible bonds are compound financial instruments that require bifurcation into a liability component and an equity component since they give the holder the option to convert the bonds into a fixed number of ordinary shares. In accordance with

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
IAS 32, the value of the liability component is recognized as the fair value of a similar bond that does not have a conversion feature. The liability component is accounted for at amortized cost. The value assigned to the equity component is determined at the date of issuance of the bonds as the difference between the fair value of bonds as a whole and the fair value of the liability component. The value assigned to the conversion feature (equity component) at the date of issuance is not revised during subsequent periods.
      Under IFRS, bond issuance costs and redemption premium on convertible bonds are allocated between the liability and the equity components of the convertible debt.
      Under U.S. GAAP, in accordance with Accounting Principles Board (“APB”) Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the difference between the present value of the bonds payable and the face amount is treated as a discount or premium and is amortized as interest expense using the effective interest method.
      Transaction-related expenses are capitalized as debt issuance costs and are amortized to expense using the effective interest method over the term of the bonds.
     (d) Pension Obligations
Actuarial gains and losses
      Under IFRS and U.S. GAAP, actuarial gains and losses that exceed 10% of the greater of the obligation and assets are amortized.
      Under IFRS, such actuarial gains and losses are always amortized over the average remaining service period of employees.
      Under U.S. GAAP, such actuarial gains or losses are amortized likewise or, if the majority of the participants are inactive (retired), over the average remaining life expectancy of plan participants.
Minimum pension liabilities
      Under IFRS, minimum pension liabilities are not required to be recorded.
      Under U.S. GAAP, a minimum pension liability is required to be recognized when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of accrued or prepaid pension cost as calculated by actuarial methods. The additional minimum liability is offset by an intangible asset up to the amount of any unrecognized prior service cost, and the excess is recorded in comprehensive income, net of income taxes.
Prior service cost
      A change in the benefits to which pension scheme members are entitled may cause an increase in the scheme liability as the additional benefits vest to the scheme employees.
      IFRS requires past service costs to be recognized immediately if they are fully vested, or on a straight-line basis over the period until the extra benefits are vested if they do not vest immediately.
      However, U.S. GAAP requires prior service costs to be recognized over the average remaining service period of the active plan participants (if the plan participants are mainly active employees) or over the average remaining life expectancy of retirees (if the plan participants are mainly retirees).
     (e) Stock-Based Compensation
      Under IFRS, the Group applies the fair value method of accounting for its stock-based compensation plans, using the Cox Ross Rubinstein binomial model, for all share based awards granted after November 7, 2002 for which the awards were not vested at January 1, 2005. This is due to the fact that the Group, as permitted by

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
IFRS 1, has opted to exclude all stock options granted before November 7, 2002 and fully vested before January 1, 2005 from the application of IFRS 2, and as such, these options are accounted for by the Group using a provision of French GAAP that allows no recognition of compensation expense.
      Under U.S. GAAP, the Group applies APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” which defines conditions to classify such plans as compensatory or non-compensatory. If a plan is deemed to be compensatory, APB 25 requires that compensation arising from such plan be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the fair value at the grant date and the employee exercise price. Compensation expense for compensatory stock-based plans is recognized over the vesting period. Disclosures in accordance with APB 25, SFAS 123, and SFAS 148 are presented in Note 37(e).
     (f) Employee Stock Purchase Plan
      Under IFRS, the newly issued shares in connection with the 2004 employee stock purchase plan are accounted for on the basis of the share prices awarded to employees. The discount is therefore directly recorded in shareholders’ equity.
      Under U.S. GAAP, the newly issued shares are accounted for on the basis of market share prices. The difference with the price awarded to employees, which represents the discount, is expensed.
     (g) Coflexip Gain on Disposition of Cal Dive Securities
      After acquiring the interest in Coflexip, the Company was unable to perform a complete valuation of the assets and liabilities acquired. Accordingly, the Company could not precisely identify the difference between the cost of its investment in Coflexip and the net assets acquired, and therefore elected under French GAAP to amortize this difference over a 20-year period based on an overall analysis of goodwill components at the date of acquisition.
      For U.S. GAAP purposes, the Company reduced its share of the gain recorded by Coflexip on its disposal of Cal Dive securities. The amount recognized under U.S. GAAP was the difference between the selling price and the fair value of the Cal Dive securities at the date of the acquisition of the 29.7% interest in Coflexip. Goodwill amortization was reduced accordingly.
      As the Group elected not to restate — as provided by IFRS 3 — business combinations prior to January 1, 2004, the net carrying amount of goodwill differs from that under U.S. GAAP.
     (h) Goodwill Amortization
      Prior to January 1, 2004, goodwill was amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired. In accordance with the transition rules available in IFRS 1, Technip has elected not to restate business combinations prior to January 1, 2004 as permitted by IFRS 3. Since January 1, 2004, goodwill is no longer amortized.
      Under U.S. GAAP, pursuant to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) goodwill resulting from business combinations initiated after June 30, 2001 is no longer amortized.
      Under IFRS and U.S. GAAP, goodwill is tested annually for impairment during the fourth quarter and whenever impairment indicators exist. No goodwill impairment has been recognized under IFRS or U.S. GAAP for the years ended December 31, 2005 and 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The detail of goodwill presented under IFRS by business segment is as follows:

	As of December 31,

	2005	2004

OFFSHORE SURF	1,948.1	1,948.1
OFFSHORE FACILITIES	304.6	322.9
KTI/MDEU	115.6	115.6
AUTRES	8.6	8.3

TOTAL	2,376.9	2,394.9

     (i) Acquisition of Minority Interests of Coflexip in 2003
      Technip acquired Coflexip in two steps by exchanging cash and Technip shares in 2001 and 2003. Under French GAAP, the acquisition of Coflexip in 2003 was considered a continuation of the acquisition in 2001 and the value assigned to the Technip shares exchanged in 2003 was based on Technip’s share price in 2001.
      Under U.S. GAAP, the acquisition of Coflexip was determined to be two-step acquisitions and the share price in 2003 was determined based upon the market value of the Technip shares at the consummation of the Technip/ Coflexip merger in July 2003.
      As the Group elected not to restate business combinations prior to January 1, 2004, the net carrying amount of goodwill differs from that under U.S. GAAP.
     (j) Dry-Docking
      In accordance with IAS 16 “Property, Plant and Equipment”, dry-docking expenses are capitalized as a distinct component of the main related asset and are amortized over a period defined as the length of time between two dry-docking inspections, ranging from 3 to 5 years.
      Prior to January 1, 2005, Technip used the “Accrue in Advance” method to account for such costs in accordance with U.S. GAAP. Under this method, the estimated cost of the initial overhaul is accrued to the overhaul. At that time, the actual cost of the overhaul is charged to the accrual, with any deficiency or excess charged or credited to expense. The cost of the next overhaul is then estimated and accrued at which time the process is repeated.
      From January 1, 2005, Technip has elected to apply the “Built-in Overhaul” method. The Group prefers this method to the “Accrue in Advance” previous approach for the following reasons:

•	The FASB recently added a project on its agenda to eliminate the Accrue-in-Advance method of accounting regarding planned major maintenance.

•	The “Built-in Overhaul” method for major overhaul expenses is prevailing in the industry in which Technip operate.
      As per APB 20 “Accounting Changes”, the cumulative effect on the net amount of retained earnings at the beginning of the period in which the change is made, is recorded in net income of the period of the change for €10.6 million in 2005.
     (k) Territoriality Contingencies
      Due to the complexity of the regulations in various countries where the Group operates, the Group identified contracts, which could be subject to uncertainty and historically accrued amounts under French GAAP when the estimated risks were probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During the year ended December 31, 2004, this provision was released under French GAAP and IFRS through the income statement.
      Under U.S. GAAP, these provisions were not recorded, as they did not meet all of the criteria of SFAS 5 “Accounting for Contingencies.” The release of the provision was then reversed under U.S. GAAP.
     (l) Presentation of Consolidated Financial Statements
      The classification of certain items in and the format of the Company’s Consolidated Financial Statements vary to some extent from U.S. GAAP.
Balance Sheet

•	Deferred Tax Assets and Liabilities
      In accordance with IFRS, deferred tax assets and liabilities are considered as non-current items in the balance sheet.
      Under IFRS, deferred tax assets and liabilities are respectively shown as non-current assets for €90.0 million and non-current liabilities for €100.4 million as of December 31, 2005.
      Under U.S. GAAP, deferred tax assets and liabilities are to be classified as current and non-current following the classification of the related asset or liability for financial reporting. When the deferred tax asset or liability is not related to an asset or a liability for financial reporting, the classification is based on the expected reversal date of the temporary difference.
      Under U.S. GAAP, deferred tax assets amounts to €182.3 million as of December 31, 2005, which breaks down in €77.1 as current and €105.2 million as non-current. Deferred tax liabilities as of December 31, 2005 amounts to €192.7 million, which breaks down in €31.8 million as current and €160.9 as non-current.

•	Foreign Currency Translation Reserves
      In accordance with SFAS 52 “Foreign Currency Translation” and IAS 21 “The Effects of Changes in Foreign Exchange Rates”, exchange differences are not recycled from equity to income until the sale or substantially complete liquidation of the investment.
      Upon the first-time adoption of IFRS, Technip as per IFRS 1, selected the option to transfer as of January 1, 2004, the balance of accumulated currency translation differences of (€1.9) million to retained earnings. This reclassification had no effect on total shareholders’ equity at the date of the transition. Consequently, all disposals of investments acquired before January 1, 2004 will generate a different result between U.S. GAAP and IFRS because under U.S. GAAP, the effect of foreign currency translation differences recorded before January 1, 2004 will be considered as part of the net result of the disposal.

•	Intangible Assets
      In accordance with SFAS 142, following is presented for intangible assets subject to amortization, the estimated aggregate amortization expense for each of the five succeeding fiscal years.

In millions
of EUR

2006	16.7
2007	11.2
2008	10.5
2009	9.7
2010	9.7

Estimated Aggregate Amortization Expense for the five succeeding years	57.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Income Statement

•	Financial Result from Ongoing Contracts
      Under IFRS, as described in Note 1, the interest income from the cash position related to construction contracts is recorded together with the revenues. Only interest income and expenses not related to construction contracts is separately disclosed in the consolidated statement of income under the “Financial Income” and “Financial expenses” line items.
      Under U.S. GAAP, such net interest income would be deducted from revenues and presented in a separate line item within operating income. As these types of earnings are factored into our contracts negotiations, it is appropriate under U.S. GAAP to include these amounts in operating income.

•	Employee Benefits — Financial Result
      Under IFRS, the interest costs, the expected return of assets and the amortization of actuarial gains and losses are classified in the “financial income” and the “financial expenses” line items. Under US GAAP, these income and expenses are included in the operating income.
Cash Flow Statement
      Under IFRS, the cash flow statement has been prepared according to IAS 7 “Cash Flow Statements”. As permitted under the SEC’s rules applicable to Form 20-F, no adjustment has been made for any difference that may arise between IFRS and U.S. GAAP.
      Hereafter is the additional information to be disclosed related to cash paid for income tax and interests.

	Years ended
	December 31,

	2005	2004

	In millions of EUR
Net Cash paid for income tax	19.9	52.7
Interest paid	50.2	19.3
Consolidation of Variable Interest Entities
      The FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46), in January 2003. In December 2003, the FASB issued FIN 46R, a revision which supersedes the original interpretation. Technip adopted FIN 46R effective January 1, 2004.
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
      We have identified the following variable interest entities:

•	In 2003, the Group formed a joint venture in which we held a 45% equity interest and accounted for the investment using the proportionate method. In 2004, Technip acquired an additional 10% of the joint venture which is considered as a variable interest entity under FIN 46, and we have determined that we are the primary beneficiaries of the entity. It was consolidated under U.S. GAAP at 100% which resulted in an increase in our revenues of €88.5 million in 2004 and of €45.2 million in 2005.

•	In 2003, the Group formed two joint ventures in which we held respectively 65% and 50% equity interest and accounted for the investment using the proportionate method. These joint ventures are considered variable interest entities under FIN 46, and we have determined that we are the primary beneficiaries of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these entities. They are consolidated under U.S. GAAP at 100% which resulted in an increase in our revenues of €38.2 million in 2004 and of €64.9 million in 2005.
Note 37 — Reconciliation to U.S. GAAP
      Both items “Net Income” and “Shareholders’ equity” are disclosed hereafter before minority interests.
     (a) Net Income

	Years ended
	December 31,

	2005	2004

	In millions of EUR
Net Income as reported in the Consolidated Income Statements	93.3	111.8
Contract Bid Costs	(15.7)	17.4
Foreign Currency Transactions/Derivative Instruments	(14.1)	5.0
OCEANE Convertible bonds	16.6	—
Pension Obligations	(3.4)	(2.2)
Stock Based Compensation	5.3	5.7
Employee Stock Purchase Plan	—	(9.2)
Dry-Docking	16.3	(4.1)
Territoriality Contingencies	—	(35.4)
Other	(0.7)	5.9

Total U.S. GAAP Adjustments before Tax	97.6	94.9
Tax Effects of the above Adjustments	(3.9)	(11.6)

Net Income in accordance with U.S. GAAP	93.7	83.3

     (b) Shareholders’ Equity

	As of December 31,

	2005	2004

	In millions of EUR
Shareholders’ Equity as reported in the Consolidated Balance Sheets	1,953.7	1,851.6
Contract Bid Costs	(15.1)	0.6
Foreign Currency Transactions/Derivative Instruments	—	(24.7)
OCEANE Convertible bonds	(16.2)	—
Pension Obligations	35.7	39.1
Minimum Liability Adjustments	(5.1)	(7.2)
Stock-Based Compensation	0.2	0.2
Coflexip Gain on Disposition of Cal Dive Securities	(26.6)	(26.6)
Goodwill Amortization	252.0	252.0
Acquisition of Minority Interests of Coflexip in 2003	(25.0)	(25.0)
Dry-Docking	—	(16.3)
Other	1.8	1.5

Total U.S. GAAP Adjustments before Tax	2,155.4	2,045.2
Tax Effects of the above Adjustments	(8.1)	7.6

Shareholders’ Equity in accordance with U.S. GAAP	2,147.3	2,052.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (c) Revenues

	Years ended
	December 31,

	2005	2004

	In millions of EUR
Revenues in accordance with IFRS	5,376.1	5,140.9
Contract Bid Costs	(15.7)	8.7
Foreign Currency Transactions	—	(77.1)
Financial Result from Ongoing Contracts	(31.4)	(9.9)
Consolidation of Variable Interest Entities	110.1	126.7
Discontinued Operations	(29.0)	(115.7)

Revenues in accordance with U.S. GAAP	5,410.1	5,073.6

     (d) Operating Income

	Years ended
	December 31,

	2005	2004

	In millions of
	EUR
Operating Income in accordance with IFRS	231.0	233.6
Contract Bid Costs	(15.7)	17.4
Pension Obligations	(3.4)	(2.2)
Employee Subscription to Capital	—	(9.2)
Stock Based Compensation	5.3	5.7
Consolidation of Variable Interest Entities	(3.2)	(0.2)
Employee Benefits — Financial Result	(5.4)	(4.9)
Dry-Docking (Cumulative change in accounting principle)	16.3	—
Discontinued Operations	9.8	4.0
Other	(0.7)	5.0

Operating Income in accordance with U.S. GAAP	234.0	249.2

Note 38 — Additional information
     (a) Combined Information Concerning Proportionate Consolidated Entities
      In accordance with regulations of the U.S. SEC with respect to the use of the proportionate consolidation method, additional summarized financial information about the Company’s portion of cash flows included in the financial statements and related to joint-ventures jointly controlled by all parties having an equity interest in the joint venture has been prepared under IFRS for the years ended December 31, 2005 and 2004, respectively.

	Years ended
	December 31,

	2005	2004

	In millions of
	EUR
Cash Flow Data:
Cash Flow from Operating Activities	556.0	14.9
Cash Flow from Investing Activities	(0.8)	—
Cash Flow from Financing Activities	(0.1)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (b) Comprehensive Income
      Under IFRS, in accordance with IAS 1, the Group has presented the Consolidated Statements of Changes in Shareholders’ Equity as a statement comprising all changes to equity.
      Under U.S. GAAP, SFAS 130 “Other Comprehensive Income” defines comprehensive income as the changes in equity of a business enterprise from transactions and other events and circumstances from non-owner sources.
      The following table represents the Group’s comprehensive income based upon the amounts disclosed in the IFRS consolidated financial statements.
      Net income in 2004 and 2005 are disclosed hereafter before minority interests.

	Years ended
	December 31,

	2005	2004

	In millions of EUR
Statement of Comprehensive Income
Net Income under IFRS	93.3	111.8
Other comprehensive income, net of tax:
Foreign currency transactions/Derivative instruments	(117.5)	—
Cumulative translation adjustment	38.8	(34.3)

Other comprehensive income	(78.7)	(34.3)

Comprehensive income under IFRS	14.6	77.5

	As of
	December 31,

	2005	2004

Statement of Accumulated Other Comprehensive Income
Accumulated Other Comprehensive Income beginning of year	(34.3)	—
Foreign currency transactions/Derivative instruments	(76.3)	—
Cumulative translation adjustment	38.8	(34.3)

Accumulated Other Comprehensive Income end of year	(71.8)	(34.3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (c) Earnings per Share
      Earnings per share, according to U.S. GAAP, giving effect to the adjustments would be as follows:

	Years ended
	December 31,

	2005	2004

	In millions of EUR
U.S. GAAP
Income from Continuing Operations	96.7	87.4
Discontinued Operations	(13.6)	(4.1)
Cumulative Effect of Change in Accounting Principles	10.6	—

	93.7	83.3
	In EUR
Basic Earnings per Share(1):
Income from Continuing Operations	1.01	0.92
Discontinued Operations	(0.14)	(0.04)
Cumulative Effect of Change in Accounting Principles	0.11	—

Net income	0.98	0.88
	In EUR
Diluted Earnings per Share(1):
Income from Continuing Operations	0.99	0.91
Discontinued Operations	(0.14)	(0.04)
Cumulative Effect of Change in Accounting Principles	0.11	—

Net income	0.96	0.87
      Reconciliation of basic and diluted numbers of shares used for the determination of earnings per share under U.S. GAAP:

	December 31,

	2005	2004

	In thousands
Weighted Average Basic Number of Shares under U.S. GAAP	95,687	94,620
OCEANE Bonds(2)	—	—
Stock Options	1,530	1,336

Diluted Shares under U.S. GAAP	97,217	95,956

(1)	On May 13, 2005, the Company decided a one-for-four stock split. All share and per share data under U.S. GAAP on the Form 20-F for periods prior to and including that date have been retroactively adjusted to reflect this stock split.

(2)	The effect of the OCEANE bonds is anti-dilutive. As a result, they have not been included in the diluted EPS calculation. If the OCEANE bonds were dilutive, the denominator would have increased by 14,405,644 and 14,876,444 (after adjustment following share-split) at December 31, 2005 and 2004, respectively.
     (d) Stock Based Compensation
          Stock Option Plans:
      Technip adopted several fixed stock option plans that are settled with its own shares. Options are granted to employees with a discount between 0% and 5% from the market value of the shares at the grant date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      A compensation expense has been recorded under IFRS only for plans granted after November 7, 2002 and not vested before January 1, 2005. Under U.S. GAAP, the compensation cost recorded by the Company is, respectively, €0.1 million and €0.1 million for the years ended December 31, 2005 and 2004.
      The following table sets forth information with respect to the status of outstanding options granted under Technip’s stock option plans for the years ended December 31, 2005 and 2004.

	2005		2004

		Weighted		Weighted
		average		average
	Shares	price	Shares	price

Outstanding at the beginning of the year	1,208,334	104.7	1,521,884	103.6
Oustanding after share-split	4,833,336	26.2
Options granted	965,213	48.2	—	—
Options exercised	(2,519,040)	28.6	(232,195)	96.1
Options forfeited	(119,720)	26.3	(81,355)	109.8

Outstanding at the end of the year	3,159,789	31.0	1,208,334	104.7

Exercisable at the end of the year	2,173,776	31.0	554,254	104.7

      Information about the 1,513,857 stock options outstanding at December 31, 2005 is summarized as follows:

		Number of		Weighted	Number of
		outstanding		average	exercisable
		options at		remaining	options at
	Exercise	December 31,	Equivalent	contractual	December 31,
	prices	2005	in Shares	life	2005

	In EUR			In years
Plan 1999/2001 Second Layer	143.24	166,404	665,616	3.0	166,404
Plan 2002	71.95	377,040	1,508,160	2.9	377,040
Plan 2003	73.98	5,200	20,800	3.4	—
Plan 2005	48.18	965,213	965,213	6.0	—

Total		1,513,857	3,159,789	3.9	543,444

      Each option gives the right to four shares with the exception of the 2005 Plan.
          Coflexip Stock Options:
      CSO adopted several options plans. Options are granted to employee with a discount between 0% and 5%. Technip maintains a conversion option for the employees in Technip shares when these options are exercised. The compensation cost recognized amounted to nil in 2004 and in 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      182,797 (giving the right to 731 188 shares after the share split) and 362,359 are, respectively, outstanding options still unexercised as of December 31, 2005 and December 31, 2004. The average options life and the average exercise price are 4.5 years and €113.5.
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
      Shares sold to employee stock purchase plans are as follows:

	2005	2004

Number of shares	—	331,780.0
Proceeds on sales (in millions of EUR)	—	24.4
Average cost of treasury sales	—	73.6
      Under U.S. GAAP, the compensation cost recorded by the Company for period ended December 31, 2004 is €9.2 million. No compensation has been recorded for the period ended December 31, 2005.
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

	Year ended
	December 31,

	2005	2004

	In millions of EUR
Net Income under U.S. GAAP	93.7	83.3
As reported
Include: Total stock based-employee compensation expense determined under APB25 for all awards net of related tax effects	0.1	9.3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5.5)	(15.9)

Pro Forma	88.3	76.7

Basic earning per share(*)	0.98	0.88
Diluted earning per share(*)	0.96	0.87
Pro forma basic earnings per share(*)	0.92	0.81
Pro forma diluted earnings per share(*)	0.91	0.80

(*)	On May 13, 2005, the Company decided a one-for-four share split. All share and per share data under U.S. GAAP have been retroactively adjusted to reflect this share split.
      The fair value of Technip’s option grants is estimated on the date of grant using the Binomial option-pricing model with assumptions for the grants disclosed in the Note 21 of our Consolidated Financial Statements.

(e) Pension Plan and other Cost Retirement Benefits other than Pension Plans
      In accordance with the laws and practices of each country, Technip participates in employee benefit pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.
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
      The expected return of plan assets rate is based on the expected return of assets of similar duration in the domestic market of the plan.
      Disclosures in accordance with SFAS No. 132 are as follows:

			Other
	Pension Benefits		Benefits

	2005	2004	2005	2004

Change in Benefit Obligation:
Benefit Obligation at Beginning of Year	169.9	184.2	1.1	0.8
Service Cost	7.9	7.3	—	—
Interest Cost	7.4	7.9	—	0.1
Plan Participants Contributions	0.3	—	—	—
Amendments	—	(2.9)	—	—
Acquisitions/ Disposals	(0.6)	(20.9)	—	—
Curtailments/ Settlements	(1.2)	0.2	—	—
Actuarial (Gain)	9.9	1.8	0.1	0.3
Benefits Paid	(6.5)	(7.7)	(0.1)	(0.1)
Other	1.1	—	—	—

Benefit Obligation at End of Year	188.2	169.9	1.1	1.1

Change in Plan Assets:
Fair Value of Plan Assets at Beginning of Year	68.8	59.3	—	—
Actual Return on Plan Assets	7.5	5.4	—	—
Group Contribution	3.1	7.8	—	—
Plan Participants Contributions	0.3	0.2	—	—
Benefits Paid	(2.8)	(5.9)	—	—
Acquisitions and Disposals	—	2.2	—	—
Other	0.4	(0.2)	—	—

Fair Value of Plan Assets at End of Year	77.3	68.8	—	—

Funded Status of the Plan	110.9	101.1	1.1	1.1
Unrecognized Actuarial (Gains) or Losses and Unrecognized Prior Service Costs	(31.6)	(27.8)	(0.4)	(0.4)

Accrued (Prepaid) Benefit Cost	79.3	73.3	0.7	0.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets are as follows:

	2005	2004

Projected Benefit Obligation	111.2	103.4
Accumulated Benefit Obligation	97.5	86.3
Fair Value of Plan Assets with ABO in excess of Plan Assets	16.7	16.0

	Pension		Other
	Benefits		Benefits

	2005	2004	2005	2004

	In millions of EUR
Annual Cost under U.S. GAAP:
Service Cost	7.9	7.3	—	—
Expected Interest Cost	7.4	7.9	0.1	0.1
Expected Return on Plan Assets	(3.8)	(3.5)	—	—
Amortization of Actuarial Gain and Loss and Prior Service Costs	1.4	1.7	—	—
Effects of Settlements/ Curtailments	—	—	—	—

Net Periodic Benefit Cost	12.9	13.4	0.1	0.1

      The difference between these amounts and the annual costs under U.S. GAAP stems from differences in the timing of amortization of the initial transition liability and of actuarial gains and losses and from the absence of recognition of excess funding by certain companies.
      Health care costs are assumed to increase by 3,0% in 2004 and subsequently. The effect of a one-percentage point increase and one-percentage point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic post-retirement health care benefit cost and on the accumulated postretirement benefit obligation for health care benefits is not significant (respectively €1,000 and €14,000).
      Amounts recognized in the statement of financial position:

	Pension		Other
	Benefits		Benefits

	2005	2004	2005	2004

	In millions of EUR
Accrued Benefit Liability (including MLA)	85.2	87.5	0.7	0.8
Prepaid Benefit Cost	—	(6.1)	—	—
Minimum Liability Adjustment	(5.9)	(8.1)	—	—
Included in Other Comprehensive Income	(5.1)	(7.2)	—	—
Included in Intangible Assets	(0.8)	(0.9)	—	—

Net Amount Recognized under U.S. GAAP	79.3	73.3	0.7	0.8

Pension Benefits to Be Paid in the Following Years

	2006	2007	2008	2009	2010	Thereafter

	In millions of EUR
Pension Benefits	5.7	6.4	7.1	8.3	10.7	60.9
      The other benefits are not disclosed because the figures are not material (less than €1 million for the overall obligation).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The net accrual included as of December 31, 2005 and 2004 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension		Other
	Benefits		Benefits

	2005	2004	2005	2004

	In millions of EUR
Net Amount Accrued for under U.S. GAAP (before Prepaid Costs)	85.2	87.5	0.7	0.7
Excess Funding of Plans Recognized in Income only when Paid Back to the Company	—	(6.1)	—	—
Impact of Transition Obligation of Prior Service Cost and of Actuarial Gains Recognized with a Different Timing under Local Regulations	—	(1.6)	—	—
Minimum Liability Adjustment	(5.9)	(8.1)	—	—
Included in Other Comprehensive Income	(5.1)	(7.2)	—	—
Included in Intangible Assets	(0.8)	(0.9)	—	—

Net Amount Accrued for in Consolidated Financial Statements	79.3	71.7	0.7	0.7

Defined contribution pension plan:
      Defined contribution pension plan expenses amount to respectively €0.2 million in 2005 and nil in 2004.
     (f) Guarantees
      The recognition provisions of FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees; Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or modified after December 31, 2002.
      In the ordinary course of business, the company enters into various agreements providing financial or performance assurances to clients on behalf of certain joint ventures and other jointly executed contracts. These agreements are entered into, primarily to support the project execution commitments of these entities. The guarantees have various expiration dates ranging from mechanical completion of the facilities being constructed to a period extending beyond contract completion in certain circumstances. The maximum potential payment amount of an outstanding performance guarantee is the remaining cost of work to be performed by or on behalf of third parties under engineering and construction contracts. Amounts that may be required to be paid in excess of estimated costs to complete contracts in progress are not estimable. For cost reimbursable contracts amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed under the contract. For lump sum or fixed price contracts, this amount is the cost to complete the contracted work less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete. In those cases where costs exceed the remaining amounts payable under the contract the company may have recourse to third parties, such as subcontractors or vendors for claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (g) Income before Tax Expense and Tax Expense
      Following are the splits of income before income tax expense and of tax expense into a domestic and a foreign component under IFRS:

	Years ended December 31,

	2005			2004

	Domestical	Foreign	Total	Domestical	Foreign	Total

	In millions of EUR
Income before Tax Expense	22.8	120.7	143.5	8.3	160.1	168.4
Income Tax Expense	4.6	(48.1)	(43.5)	15.5	(69.7)	(54.2)
     (h) Tax Loss Carry-Forwards
      As of December 2005, €11.4 million of loss carry-forwards have been used by our subsidiaries in the United States and €8.9 million by our subsidiaries in Norway.
      On the basis of the actual and future results of the subsidiaries in the United States, the Group decided to release $22.9 million (€19.4 million) in 2005 of valuation allowance previously recorded as deferred tax assets related to loss carry-forwards in the U.S..
     (i) Segment Information
      Following is the split of long-lived assets according to their location into a domestic and foreign part under IFRS. Vessels are considered as not allocable since they are meant to operate in different geographical regions and therefore cannot be allocated to a specific segment.

	As of December 31,

	2005				2004

	Domestical	Foreign	Vessels	Total	Domestical	Foreign	Vessels	Total

	In millions of EUR
Long-Lived Assets	147.5	312.1	386.7	846.3	139.1	266.7	408.5	814.3
     (j) Discontinued Operations
      Technip Biopharm and Gulf Marine Fabricators represents discontinued operations in 2005 and 2004 under U.S. GAAP. Contributions to the Group’s financial results were as follows:

	2005		2004

	Technip	Gulf Marine	Technip	Gulf Marine
	BioPharm	Fabricators	BioPharm	Fabricators

	In millions of EUR
Revenues	3.1	27.1	1.4	114.3
Cost of Sales	(7.9)	(30.0)	(1.4)	(108.7)

Gross Margin	(4.8)	(2.9)	—	5.6
Other Operating Income and Expenses	(2.6)	(4.5)	(5.0)	(4.6)

Income/(Loss) from Operations	(7.4)	(7.4)	(5.0)	1.0

Financial Income	—	—	—	—
Financial Expenses	(0.4)	(0.3)	(0.1)	(0.6)

Income/(Loss) before Tax	(7.8)	(7.7)	(5.1)	0.4

Income Tax Expense	1.9	—	0.6	—

Net Income/(Loss)	(5.9)	(7.7)	(4.5)	0.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (k) Related Parties
      As described in Note 30, in 2004, the Group signed a frame cooperation agreement with IFP (Institut Français du Pétrole) for research in the field of subsea flexible and rigid reeled pipelines, in respect of which we paid in 2005 and 2004 to IFP an amount of €3.0 million and €2.9 million respectively. Disclosed as current payables in the balance sheets, amounts due to IFP as of December 31, 2005 and 2004 are €1.8 million and €1.8 million, respectively.
     (l) Recently issued Accounting Pronouncements
Inventory Costs
      In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight and re-handling costs, be recognized as current-period charges, regardless of whether they meet the criterion of so abnormal as stated in ARB 43. SFAS 151 also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.
      SFAS 151 is effective for accounting periods beginning after June 15, 2005. The Group has adopted SFAS 151 since January 1, 2006.
      Technip does not anticipate that the adoption of SFAS 151 will have a material impact on its financial position, cash flows or results of operations.
Non Monetary Asset Exchange
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 Exchanges of Non Monetary Assets — an Amendment of APB Opinion No. 29 “Accounting for Non Monetary Transactions” (“SFAS 153”). SFAS 153 eliminates the Accounting Principles Board Opinion No. 29 exception for non monetary exchanges of similar productive assets and replaces it with an exception for exchanges of non monetary assets that do not have commercial substance. SFAS 153 specifies that a non monetary exchange has a commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.
      SFAS 153 is effective for non monetary asset exchanges occurring in accounting periods beginning after June 15, 2005. The Group has adopted SFAS 153 since January 1, 2006. The provisions of SFAS 153 are required to be applied prospectively.
      Technip does not anticipate that the adoption of SFAS 153 will have a material impact on its financial position, cash flows or results of operations.
Share-Based Payments
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”). SFAS 123R, which is a revision of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and amends FAS 95 “Statement of Cash Flows”. Under SFAS 123R, share-based payments to employees and others are required to be recognized as an expense in the income statement based on their fair value. Pro forma disclosure is no longer a permitted alternative.
      During 2005, the FASB issued FSP 123R-1, FSP 123R-2 and FSP 123R-3. These FSPs detail with various aspects of the implementation of SFAS 123R.
      Technip has adopted SFAS 123R since January 1, 2006 for U.S. GAAP purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In March 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretation in SAB No. 107 “Share-Based Payment” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004) “Share-Based Payment” (Statement 123R). In particular, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies.
Accounting Changes and Error Corrections
      In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principles and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. Previously, most voluntary changes in accounting principles were recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principles. SFAS 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived non financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Previously, such changes were reported as a change in accounting principle.
      SFAS 154 is effective for accounting changes and corrections of errors made in accounting periods beginning after December 15, 2005.
      Technip has adopted SFAS 154 since January 1, 2006.
Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method
      In July 2005, the FASB issued FSP APB 18-1 (“FSP APB 18-1”) “Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence”. The FSP requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor.
      Technip has adopted the provisions of FSP APB 18-1 in the reporting period since January 1, 2006. The Group does not except the adoption of FSP APB 18-1 to have a material impact on its consolidated financial position or results of operations.
     (m) Subsequent Events
      This note has to be read in conjunction with Note 34.
ITP Litigation
      With respect to the ITP litigation described in Note 32, the Tribunal de Commerce de Paris (Commercial Court in Paris) recently rendered a non-enforceable ruling in favor of ITP. Technip believes that these allegations are unfounded and that its potential exposure is not material. Technip will vigorously appeal this decision.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
(INFORMATION RELEASED ON OCTOBER 31, 2005)
      The following release relates to the 2004 financial information regarding the transition to IFRS. The analyses performed by Technip while closing the consolidated accounts under IFRS as of December 31, 2005 led the Group to make insignificant reclassifications on this information. See Note 1 A. (a) of the consolidated financial statements as of December 31, 2005.
1) Framework for Publication
      As all European companies listed on public security markets, Technip will have to prepare its 2005 consolidated accounts in accordance with the IFRS framework.
      The consolidated accounts of Technip for the fiscal year 2005 will be released under IAS/IFRS framework as endorsed by the European Union. The first Group accounts released in compliance with IFRS will be disclosed for the fiscal year of 2005 together with comparative 2004 statements under the same standards, except for the IAS 32 and 39. Those two latter rules were applied on January 1, 2005.
      Pursuant to the AMF (French Securities Regulator) recommendation regarding the disclosure of financial information during this transition period, Technip has prepared financial information for the 2004 financial year, which begins by outlining the expected quantifiable impact of IFRS adoption on:

-	Reconciliation of the consolidated equity statement as at transition date (January 1, 2004)

-	Reconciliation of the consolidated profit and loss statement as at December 31, 2004

-	Reconciliation of the consolidated balance sheet statement as at December 31, 2004
      Technip has based the preparation of the 2004 financial information on the IFRS and interpretations that it considers should be applied in the preparation of its comparative consolidated financial statements as of December 31, 2005. The bases used to produce the 2004 financial statements, as detailed in the notes of this document, are as follows:

-	The IFRS and interpretations which application is mandatory for the financial year ended December 31, 2005, as they are known at this date;

-	The principles resulting from Technip anticipated resolution of some technical questions and projects currently under discussion by the IASB and IFRIC, which could be applicable in the publication of its consolidated financial statements for 2005 financial year;

-	The options and exemptions that the Group has applied and that will be used very likely in the preparation of its first IFRS consolidated financial statements for the 2005 financial year.
      Knowing that some principles mentioned above may be subject to change before the end of 2005, it is possible that the opening balance sheet as of January 1, 2004 here presented, will differ from the one actually used as the basis for the 2005 financial statements.
      The Audit Committee of the Board of Directors of Technip has reviewed the information. In their special report included in this current publication, the statutory auditors have expressed a positive assurance regarding the information shown in this document.
2) Organization of the IFRS Standards Transition Project
      In order to meet the implementation deadlines in the best possible conditions, Technip has taken a certain number of steps whose main characteristics are presented below:

a) Stage 1: Key differences between IFRS and French accounting standards have been identified through a study launched within the Group in 2003. Summary findings have been submitted to Technip’s Audit Committee.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)

b) Stage 2: The main steps leading to the preparation of the IFRS opening balance sheet as of January 1, 2004 are listed below:

-	During 2004, the Group’s finance division finalized its IFRS accounting options and submitted scenarios in successive Audit Committee meetings to assess the impact on equity of IFRS as at January 1, 2004.

-	Subsidiaries were informed of the IFRS accounting options chosen by the Group as well as the main impacts they would have. They were required to identify and report the estimated impacts that IFRS would have on their accounts. The Group then compiled those changes in a re-written accounting principles manual that was sent to all subsidiaries and reviewed by statutory auditors.

-	On February 2, 2005, Technip issued a press release which provided preliminary unaudited estimates about the Group’s opening balance sheet under IFRS as of January 1, 2004 as well as the expected IFRS impacts on the Group’s 2005 consolidated accounts.

-	Opening balance sheet and shareholders’ equity reconciliations as of January 1, 2004 under IFRS were made public on April 14, 2005.

c) Stage 3: Presentation of 2004 Group consolidated accounts and 2005 quarterly accounts under IFRS:

-	Our first quarter 2005 un-audited results were compiled and published pursuant to IFRS and were compared to the 2004 first quarter figures, which were restated according to IFRS. That restatement was not audited either.

-	The current publication includes the restated 2004 financial statements, which are compliant with IFRS.
3) Introduction to the Norms and Interpretations Applied for these first Financial Information under IFRS

(a) Presentation of the Standards within Technip’s Context
      Technip has prepared the 2004 financial statements pursuant to IFRS interpretations and norms that the Group believes are to be applied to get comparative figures for the 2005 consolidated accounts. This 2004 financial information mentioned in the previous notes result from:

-	The IFRS framework and interpretations, which application is mandatory as of December 31, 2005, as known at date;

-	The technical matters and ongoing projects currently discussed by the IASB (International Accounting Standards Board) and the IFRIC (International Financial Reporting Interpretation Committee), which have been foreseen by the Group and which could be applied for the release of 2005 consolidated accounts;

-	As mentioned in paragraph 6.3) (b) a), the options taken and the exemptions used by the Group for its first IFRS consolidated accounts in 2005;

-	As mentioned in paragraph 6.3) (b) b), the option taken by the Group to apply the IAS 32 and 39 only on January 1, 2005, as allowed by the regulators.

(b) First-Time Adopter’s Options
A) Main Options Chosen under IFRS 1
      As from January 1, 2004, the IFRS have been applied retroactively. The IFRS 1 regulation governs the first time adoption of IFRS and offers options to the first time adopter. In this context, Technip elected for some exemptions permitted by the IFRS1, as follow:

-	Business combinations (IFRS 3): Technip has decided not to restate business combinations prior to January 1, 2004.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)

-	Fair value or revaluation as a deemed cost (IAS 16): Technip has decided not to record the fair value or revaluation of its assets as a deemed cost. On the other hand, Technip has analyzed and occasionally revised the depreciation periods and residual values of its main assets.

-	Employee benefits (IAS 19): Technip has decided to book against shareholders’ equity unrecorded actuarial variances at the IFRS transition date and to subsequently apply the “corridor” method to any actuarial variances generated thereafter.

-	Cumulative translation adjustments (IFRS 1): as of January 1, 2004, Technip has decided to assume that the amount of the cumulative translation adjustments for all its activities abroad was nil.

-	Share based payments (IFRS 2): Technip has applied IFRS retroactively to all stock options attributed before January 1, 2004, including the ones granted after November 7, 2002.

-	Technip has taken the option to apply IFRS 4 to insurance contracts as of January 1, 2004. The application of this standard does not impact Technip’s accounts as of January 1, 2004 and December 31, 2004.

-	For the other standards, the restatement of assets and liabilities as of January 1, 2004 was performed retrospectively as though these standards had always been applied.
B) IAS 32/39
      Technip has decided to apply IAS 32/39 starting January 1, 2005. The main estimated impacts of these standards on 2005 Group accounts are described below:

-	Accounting for convertible bond OCEANE in accordance with the split accounting method (splitting the bond into a separate debt and a shareholders’ equity component), which results in an increase in shareholders’ equity estimated at about €35 million as of January 1, 2005. This accounting treatment should generate an additional annual financial expense of around €17 million in both 2005 and 2006, without any cash impact.

-	Marking to market financial instruments (mainly the Group’s foreign exchange risk hedging contracts) and recording incurred currency translation adjustments in the balance sheet and profit and loss statement.

(c) Main Changes in Technip Accounting Principles
      Following are the main differences for Technip in terms of accounting regulations and principles between the IFRS and the French framework:
A) Presentation of Financial Statements (IAS 1)
      The accounts under French standards are presented in IFRS format to highlight the distinction between current and non-current assets and liabilities, according to their maturity.
      The main restatement relative to IAS 1 as applied to Technip consolidated accounts is the cancellation of deferred expenses. All residual deferred expenses as of December 31, 2003 are therefore directly cancelled and offset against shareholders’ equity in the opening balance sheet as of January 1, 2004, with the exception of deferred expenses and the reimbursement premium related to the convertible bonds issue which is treated in a specific way as of January 1, 2005 pursuant to IAS 32 on compound financial instruments.
B) Construction Contracts (IAS 11)
      The application of IAS 11 to Technip’s accounts entails the following adjustments:
      Overhead expenses have been reallocated so that the costs of “functional” activities are no longer attributable to contract costs (as opposed to “operating” activities which directly contribute added value to contracts). These functional costs are therefore expensed entirely during the period they are incurred.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)
      Bid costs on contracts are capitalized on a contract-by-contract basis when there is a strong probability that the contract will be awarded. In the opposite case, these costs are expensed entirely during the period they are incurred.
      Provisions for future costs on contracts delivered, as booked in the previous format of French consolidated accounts, are restated as “Accrued Expenses” upon provisional acceptance (or at another contractual milestone signifying the delivery of the contract).
      Margins on certain minor contracts previously recorded in accordance with the completed method are henceforth processed in accordance with the percentage of completion method.
      Furthermore, in accordance with articles 41 to 43 of IAS 11, balance sheet assets and liabilities must present the “Due from Clients” and “Due to Clients” amounts.
      When applicable, balance sheet liabilities must mention “Advance Payments Received from Clients” under each contract on a contract-by-contract basis for all construction contracts in progress at the closing date. This can be summarized as follows:
      Any surplus amount collected in excess of sales, as per contract terms and conditions, corresponds to the “Advance Payments Received from Clients” item.
      The difference between:

(i) The total costs incurred together with the recognized gross margin under the Group’s accounting methods (less provisions for foreseeable losses on contract when applicable), and

(ii) The progress billings under the contract terms limited to work performed as measured by the revenue recognized under the Group’s accounting methods is the “Due from Clients” item or “Due to Clients” depending on whether the difference is positive or negative.
C) Property, Plant & Equipment (IAS 16)
      Application of IAS 16 on Technip accounts has resulted in the following reviews and adjustments:

-	The values used as a basis of calculation for depreciation amounts have been reviewed and where necessary written off, if a residual value remained at the end of their useful life.

-	Analysis of asset use periods has led in some cases to reviewing the depreciation schedules according to the useful lives of the main components.
      In accordance with French accounting standards, the Group’s consolidated accounts include a “Provision for Dry Docking” to cover inspection, major revision and replacements costs and expenses. This provision corresponds to the maintenance expenses it plans to incur on it vessels.
      In accordance with IFRS, dry docking expenses are analyzed as specific vessel components. They must therefore be capitalized and give rise to depreciation over a period defined by the period between two dry docking inspections (between 3 and 5 years).
      This new method has led the Group to reverse from January 1, 2004 all dry docking provisions as recorded in its consolidated balance sheet as at December 31, 2003.
D) Leases (IAS 17)
      Technip has entered into a 12-year lease for its head office at La Défense (Paris, France) effective March 1, 2003. Under the terms of the lease, Technip was entitled to take advantage of the first year of occupancy at no charge.
      In the consolidated accounts under French GAAP, no rental expense was booked for the first year of occupancy.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)
      Under IFRS, an annual rental expense for the entire 12-year lease duration has been determined on the basis of a total lease value. This has led the Group to record a rental charge corresponding to the first year of occupancy in its opening balance sheet as of January 1, 2004.
E) Employee Benefits (IAS 19)
      As permitted under French accounting practices, Technip did not book “Employee Benefits” obligations in its consolidated balance sheet. Instead these were disclosed according to the 2003 R-01 CNC recommendation as “Off Balance Sheet Items”.
      Under IFRS, retirement plans and company benefits granted to the Group’s workforce must give rise to actuarial valuations in accordance with a shared and harmonized process, especially in terms of the valuation assumptions and methods. Moreover, hedging assets must be booked at their fair value.
      Technip appointed an independent actuary to exhaustively analyze the Group’s social liabilities and to value these commitments in compliance with IAS 19. This project’s report, issued at the end of March 2005, assessed the impact of IAS 19 on the opening balance sheet as of January 1, 2004.
      Consequently, the Group recorded in its opening balance sheet as of January 1, 2004 the total actuarial gains and losses, which were not booked at the transition date.
F) Current Assets Held for Sale and Discontinued Activities (IFRS 5)
      Under IFRS 5, the assets and liabilities related to companies or activities in the process of being sold must be presented on distinct lines of the consolidated balance sheet. This standard requires valuation at the lowest current book value and disposal value, less sale costs, while the write-off of the transferred assets is also suspended. This rule has no impact either on the opening balance as of January 1, 2004, or on the closing balance as of December 31, 2004.
4) Financial Statements as of January 1, 2004

(a) Shareholders’ Equity Reconciliation Table: French GAAP to IFRS

	French						Other
	GAAP						Standards	Total	IFRS
Notes	12/31/2003	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	(incl. IAS 12)	Restatements	01/01/2004

		(a)	(b)	(c)	(d)	(e)	(g)
	In millions of Euro
Consolidated Shareholders’ Equity
Common Stock	72.4	—	—	—	—	—	—	—	72.4
Paid-in-Surplus	1,250.4	—	—	—	—	—	(0.1)	(0.1)	1,250.3
Treasury Shares	(9.7)	—	—	—	—	—	—	—	(9.7)
Foreign Currency Translation Reserve	(1.9)	—	—	—	—	—	1.9	1.9	—
Retained Earnings	646.5	(13.7)	(13.3)	23.8	(20.3)	(29.3)	0.5	(52.3)	594.2
Net Income/(Loss)	(19.7)	—	—	—	—	—	—	—	(19.7)

Shareholders’ Equity	1,938.0	(13.7)	(13.3)	23.8	(20.3)	(29.3)	2.3	(50.5)	1,887.5

Minority Interests	9.2	—	—	—	—	—	0.3	0.3	9.5

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)

(b) Balance Sheet Reconciliation Table: French GAAP to IFRS

	French							Other
	GAAP							Standards	Total	IFRS
Notes	12/31/2003	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	IFRS 5	(incl. IAS 12)	Restatements	01/01/2004

		(a)	(b)	(c)	(d)	(e)	(f)	(g)
	In millions of Euro
Non-Current Assets
Intangible Assets, Net	2,497.0	(0.8)	—	0.1	—	—	(4.0)	(4.6)	(9.3)	2,487.7
Property, Plant and Equipment, Net	738.5	—	—	20.3	—	—	(18.1)	0.1	2.3	740.8
Equity Affiliates	2.1	—	—	—	—	—	—	4.4	4.4	6.5
Other Financial Assets	8.4	(3.0)	—	—	—	—	(0.5)	(0.2)	(3.7)	4.7
Deferred Tax Assets	120.1	20.9	—	—	—	13.9	—	10.0	44.8	164.9
Assets Held for Sale	—	—	—	—	—	(3.3)	131.0	—	127.7	127.7
Non-Current Assets	3,366.1	17.1	—	20.4	—	10.6	108.4	9.7	166.2	3,532.3

Current Assets
Inventories, Net	73.6	—	(5.3)	(2.7)	—	—	(0.7)	—	(8.7)	64.9
Construction Contracts — Amounts Due from Clients	6,368.2	—	(6,014.7)	—	—	—	(36.4)	—	(6,051.1)	317.1
Advances to Suppliers	244.6	—	—	—	—	—	—	(2.3)	(2.3)	242.3
Accounts Receivable, Net	755.6	—	(33.5)	—	—	—	(40.8)	0.1	(74.2)	681.4
Current Income Tax	39.8	—	—	—	—	—		46.3	46.3	86.1
Other Current Assets, Net	267.8	(89.7)	—	—	—	—	(6.4)	(42.0)	(138.1)	129.7
Cash and Cash	892.4	—	—	—	—	—	(24.1)	—	(24.1)	868.3
Current Assets	8,642.0	(89.7)	(6,053.5)	(2.7)	—	—	(108.4)	2.1	(6,252.2)	2,389.8

TOTAL ASSETS	12,008.1	(72.6)	(6,053.5)	17.7	—	10.6	—	11.8	(6,086.0)	5,922.1

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)

	French							Other
	GAAP							Standards	Total	IFRS
Notes	12/31/2003	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	IFRS 5	(incl. IAS 12)	Restatements	01/01/2004

		(a)	(b)	(c)	(d)	(e)	(f)	(g)
	In millions of Euro
Shareholders’ Equity
Common Stock	72.4	—	—	—	—	—	—	—	—	72.4
Paid-in-Surplus	1,250.4	—	—	—	—	—	—	(0.1)	(0.1)	1,250.3
Treasury Shares	(9.7)	—	—	—	—	—	—	—	—	(9.7)
Foreign Currency Translation Reserve	(1.9)	—	—	—	—	—	—	1.9	1.9	—
Retained Earnings	646.5	(13.7)	(13.3)	23.8	(20.3)	(29.3)	—	0.5	(52.3)	594.2
Net Income/(Loss)	(19.7)	—	—	—	—	—	—	—	—	(19.7)
	1,938.0	(13.7)	(13.3)	23.8	(20.3)	(29.3)	—	2.3	(50.5)	1,887.5
Minority Interests	9.2	—	—	—	—	—	—	0.3	0.3	9.5
Non-Current Liabilities
Convertible Bond	800.0	(58.9)	—	—	—	—	—	—	(58.9)	741.1
Other Financial Liabilities	187.7	—	—	—	—	—	—	(1.8)	(1.8)	185.9
Provisions	101.2	—	0.1	(6.1)		39.9	(14.9)	(0.1)	18.9	120.1
Deferred Tax Liabilities	162.5	—	—	—	—	—	—	7.7	7.7	170.2
Liabilities Held for Sale	—	—	—	—	—	—	109.4	—	109.4	109.4
Non-Current Liabilities	1,251.4	(58.9)	0.1	(6.1)	—	39.9	94.5	5.8	75.3	1,326.7
Current Liabilities
Short-Term Debt	226.3	—		—	—	—	—	1.9	1.9	228.2
Provisions	222.9	—	(98.9)	—	—	—	(6.6)	0.2	(105.3)	117.6
Advances Received	7,047.8	—	(6,039.7)	—	—	—	(32.4)	(0.8)	(6,072.9)	974.9
Accounts Payable	783.1	—		—	—	—	(36.1)	0.1	(36.0)	747.1
Construction Contracts	—	—	16.1	—	—	—	—	—	16.1	16.1
Amounts Due to Clients
Current Income Tax	111.3	—		—	—	—	—	—	—	111.3
Other Current Liabilities	418.1	—	82.2	—	20.3	—	(19.4)	2.0	85.1	503.2
Current Liabilities	8,809.5	—	(6,040.3)	—	20.3	—	(94.5)	3.4	(6,111.1)	2,698.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,008.1	(72.6)	(6,053.5)	17.7	—	10.6	—	11.8	(6,086.0)	5,922.1

(c) Notes on the Main Restatements
      a) IAS 1: the impact on the opening shareholders’ equity amounts to (€13.7) million and includes the cancellation of deferred expenses for (€4.2) million net of tax as well as the cancellation of foreign exchange unrealized gains for (€9.5) million net of tax.
      Under the assets of the balance sheet, cancellation of other receivables totaling (€89.7) million relates to:

-	The reclassification of the redemption premium and issuance costs related to the convertible bond issue entered under the assets for respective amounts of €51.6 million and €7.3 million, less the convertible bond issue entered under the liabilities;

-	The cancellation of cumulative translation adjustments in the assets for a total of €9.5 million;

-	The cancellation of the amount of deferred tax asset on the reclassification of costs incurred to acquire Coflexip net of tax into the value of securities for €16.8 million;

-	The cancellation of deferred expenses, net of tax, €4.5 million.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)
      The balance sheet liabilities include expenses related to the convertible bond issue for (€58.9) million, corresponding to (€51.6) million under the redemption premium net of write-offs recorded in the assets and outstanding expenses to be allocated to the issuance costs for (€7.3) million.
      b) IAS 11: the impact on the opening shareholders’ equity amounts to (€13.3) million and includes the following restatements on construction contracts:

-	Reallocation under overhead expenses previously allocated to building contracts for a total of (€9.9) million;

-	Allocation to bid costs previously recorded under contract costs for (€3.8) million;

-	Margin recognition according to the percentage of completion method on certain minor contracts previously accounted for under the completed method, i.e. a positive impact of €0.4 million.
      Regarding the presentation of the consolidated balance sheet, the items related to assets on construction contracts (including the margin and any foreseeable losses) are offset with progress payments on contracts under the liabilities as previously described. This results in reclassifying €6,014.7 million under the assets and €6,023.6 million under the liabilities.
      Moreover, “Provisions for Future Costs” on delivered contracts have been reclassified under “Accrued Expenses” for €70.4 million.
      c) IAS 2, 16 & 37: The impact on the opening shareholders’ equity of IAS 16, IAS 2 and IAS 37 amounts to €23.8 million of which €12.2 million correspond to the write-back of provisions for “dry docking” for €6.1 million on one hand, and the capitalization of “dry docking” expenses for €6.1 million on the other hand. The increase in net value of fixed assets comes from the revaluation of factories and vessels, i.e. €11.7 million.
      Moreover, the effects identified pursuant to IAS 2 regarding inventories have been presented with the IAS 16 incidences for the sake of simplification. These adjustments relate to the reclassification of certain spare parts from inventory to fixed assets accounts for a gross value of €2.7 million together with an additional depreciation amount of €0.2 million. As a result, the net book value of spare parts therefore amount to €2.5 million.
      d) IAS 17: The impact on the opening shareholders’ equity, i.e. €20.3 million before income tax, corresponds to the adjustment on the Technip building rent for the first year of occupancy as previously described. This adjustment results in the recognition of a debt of €20.3 million against shareholders’ equity. The corresponding income tax impact is presented under the IAS 12 heading “Income Tax” for €7.2 million.
      e) IAS 19: Adjustments corresponding to the valuation of employee benefits and the booking of total actuarial gains and losses not recognized at the transition date have entailed recording a net tax impact of (€29.3) million on the opening shareholders’ equity. This results in the consolidated balance sheet in:

-	Recording additional provisions for employee benefits, net of hedging assets, for €39.9 million under liabilities;

-	Booking a deferred tax asset of €13.9 million as well as deducting from “Assets Held for Sale” the reversal of provisions for employee benefits (€3.3 million) associated to companies being sold off under assets.
      f) IFRS 5: under this standard the balance sheet must distinctly present the assets and liabilities related to companies being held for sale as of January 1, 2004. None of these reclassifications impacts the opening shareholder’s equity.
      This mainly concerns the shareholdings in EHR, IG Spa and KTI Spa for 75%, which were disposed of in 2004. This heading also contains office buildings (located in Boulogne and Westhill) for €13.1 million. These assets, deducted at their net values and reclassified from “Property, Plant and Equipment” to “Assets Held for Sale”, were disposed of during 2004.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)
      The balance of property, plant and equipment undergoing reclassification and totaling €5.0 million relates to the previously mentioned companies.
      g) Other standards, in particular IAS 12: the main aim is to reflect the income tax impact of other standards and certain reclassifications in the balance sheet:
      The IAS 12 impact on shareholders’ equity is an increase of €2.3 million mainly corresponding to the tax effects calculated on additional adjustment, except for the ones related to social liabilities, which are presented net of taxes (see e)). The tax impact of other standards relates to the following IFRS adjustments:

-	Recognition of a deferred tax asset of €7.2 million on the additional rental charge booked on the Technip building (see d)).

-	Recognition of a deferred tax asset on adjustments related to construction contracts for €4.4 million.

-	Cancellation of a negative deferred tax asset of (€1.6) million as a result of the capitalization of dry docking expenses.

-	Recognition of a deferred tax liability of €7.7 million on the adjustment on Property, Plant and Equipment (see c)).

-	The reclassification of cumulative translation adjustments within shareholders’ equity (€1.9) million.

-	Inclusion of the goodwill amount in the value of securities accounted for under the equity method. (IAS 28 “Accounting for investments in associates”). The goodwill amounts recognized following the acquisition of securities accounted for under the equity method were previously booked as intangible assets under French GAAP. This adjustment applies to Nargan securities, which in this specific instance underwent a revaluation of €4.4 million.
5) Financial Statements as of December 31, 2004

(a) Shareholders’ Equity Reconciliation Table: French GAAP to IFRS

	French								Other
	GAAP								Standards	Total	IFRS
Notes	12/31/2004	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	IFRS 2	IFRS 3	(incl. IAS 12)	Restatements	12/31/2004

		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
	In millions of Euro
Consolidated shareholders’ equity
Common Stock	73.5	—	—	—	—	—	—	—	—	—	73.5
Paid-in-Surplus	1,275.6	—	—	—	—	—	—	—	—	—	1,275.6
Treasury Shares	(32.4)	—	—	—	—	—	—	—	—	—	(32.4)
Foreign Currency	(25.0)	—	—	—	—	—	—	—	(9.3)	(9.3)	(34.3)
Translation Reserve Retained Earnings	492.6	(13.7)	(13.3)	23.8	(20.3)	(29.3)	5.6	—	12.0	(35.2)	457.4
Net Income/(Loss)	4.7	(5.9)	(9.5)	0.1	(1.7)	2.5	(5.8)	116.6	10.8	107.1	111.8

Shareholders’ Equity	1,789.0	(19.6)	(22.8)	23.9	(22.0)	(26.8)	(0.2)	116.6	13.5	62.6	1,851.6

Minority Interests	10.4	—	—	—	—	—	—	—	(0.6)	(0.6)	9.8

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)

(b) Balance Sheet Reconciliation Table: French GAAP to IFRS

	French								Other
	GAAP								Standards	Total	IFRS
Notes	12/31/2004	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	IFRS 2	IFRS 3	(incl. IAS 12)	Restatements	12/31/2004

	(*)	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
	In millions of Euro
Non-Current Assets
Intangible Assets, Net	2,363.9	(0.7)	—	(0.3)	—	—	—	116.6	(6.8)	108.8	2,472.7
Property, Plant and Equipment, Net	714.9	—	—	22.5	—	—	—	—	(0.9)	21.6	736.5
Equity Affiliates	13.5	—	—	—	—	—	—	—	6.4	6.4	19.9
Other Financial Assets	5.8	(3.1)	—	—	—	—	—	—	0.7	(2.4)	3.4
Deferred Tax Assets	80.2	14.4	—	—	—	12.7	—	—	(40.7)	(13.6)	66.6
Assets Held for Sale	—	—	—	—	—	—	—	—	—	—	—
Non-Current Assets	3,178.3	10.6	—	22.2	—	12.7	—	116.6	(41.3)	120.8	3,299.1
Current Assets
Inventories, Net	98.2	—	(8.3)	(2.7)	—	—	—	—	—	(11.0)	87.2
Construction Contracts — Amounts Due from Clients	6,593.4	—	(6,192.8)	—	—	—	—	—	—	(6,192.8)	400.6
Advances to Suppliers	249.4	—	—	—	—	—	—	—	(0.1)	(0.1)	249.3
Accounts Receivable, Net	594.8	—	(245.8)							(245.8)	349.0
Current Income Tax	109.5	0.2	—	—	—	—	—	—	27.4	27.6	137.1
Other Current Assets, Net	515.6	(62.7)	8.0	—	—	—	—	—	0.4	(54.3)	461.3
Cash and Cash	1,434.0	—	—	—	—	—	—	—	—	—	1,434.0
Current Assets	9,594.9	(62.5)	(6,438.9)	(2.7)	—	—	—	—	27.7	(6,476.4)	3,118.5

TOTAL ASSETS	12,773.2	(51.9)	(6,438.9)	19.5	—	12.7	—	116.6	(13.6)	(6,355.6)	6,417.6

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)

	French								Other
	GAAP								Standards	Total	IFRS
Notes	12/31/2004	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	IFRS 2	IFRS 3	(incl. IAS 12)	Restatements	12/31/2004

	(*)	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
	In millions of Euro
Shareholders’ Equity
Common Stock	73.5	—	—	—	—	—	—	—	—	—	73.5
Paid-in-Surplus	1,275.6	—	—	—	—	—	—	—	—	—	1,275.6
Treasury Shares	(32.4)	—	—	—	—	—	—	—	—	—	(32.4)
Foreign Currency	(25.0)	—	—	—	—	—	—	—	(9.3)	(9.3)	(34.3)
Translation Reserve Retained Earnings	492.6	(13.7)	(13.3)	23.8	(20.3)	(29.3)	5.6	—	12.0	(35.2)	457.4
Net Income/(Loss)	4.7	(5.9)	(9.5)	0.1	(1.7)	2.5	(5.8)	116.6	10.8	107.1	111.8
	1,789.0	(19.6)	(22.8)	23.9	(22.0)	(26.8)	(0.2)	116.6	13.5	62.6	1,851.6
Minority Interests	10.4	—	—	—	—	—	—	—	(0.6)	(0.6)	9.8
Non-Current Liabilities
Convertible Bond	706.9	(36.0)	—	—	—	—	—	—	—	(36.0)	670.9
Other Financial Liabilities	735.5	2.3	—	—	—	—	—	—	—	2.3	737.8
Provisions	78.9	—	1.2	(4.5)	—	39.5	—	—	0.2	36.4	115.3
Deferred Tax Liabilities	144.8	—	—	—	—	—	—	—	(29.3)	(29.3)	115.5
Liabilities Held for Sale	—	—	—	—	—	—	—	—	—	—	—
Non-Current Liabilities	1,666.1	(33.7)	1.2	(4.5)	—	39.5	—	—	(29.1)	(26.6)	1,639.5
Current Liabilities
Short-term Debt	194.4	(2.3)	—	—	—	—	—	—	(0.1)	(2.4)	192.0
Provisions	243.8	—	(122.3)	—	—	—	—	—	—	(122.3)	121.5
Advances Received	7,353.6	—	(6,438.0)	—	—	—	—	—	—	(6,438.0)	915.6
Accounts Payable	852.5	—		—	—	—	—	—	—	—	852.5
Construction Contracts — Amounts due to Clients	—	—	33.1	—	—	—	—	—	—	33.1	33.1
Current Income Tax	27.6	—	—	—	—	—	—	—	2.7	2.7	30.3
Other Current Liabilities	635.8	3.7	109.9	0.1	22.0	—	0.2	—	—	135.9	771.7
Current Liabilities	9,307.7	1.4	(6,417.3)	0.1	22.0	—	0.2	—	2.6	(6,391.0)	2,916.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,773.2	(51.9)	(6,438.9)	19.5	—	12.7	—	116.6	(13.6)	(6,355.6)	6,417.6

(*)	the breakdown of current and non current assets/ liabilities appears in the “French GAAP” column in order to comply with the balance sheet format.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)
     (c) Income Statement Reconciliation Table: French GAAP to IFRS

	French								Other
	GAAP								Standards	Total	IFRS
Notes	12/31/2004	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	IFRS 2	IFRS 3	(incl. IAS 12)	Restatements	12/31/2004

	(*)	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
	In millions of Euro
Revenues	5,141.0	—	(0.2)	—	—	—	—	—	0.1	(0.1)	5,140.9
Cost of Sales	(4,472.4)	(88.2)	(4.1)	(12.8)	—	(0.3)	—	—	—	(105.4)	(4,577.8)
Gross Margin	668.6	(88.2)	(4.3)	(12.8)	—	(0.3)	—	—	0.1	(105.5)	563.1
Depreciation and Amortization other than Goodwill	(116.2)	103.3	—	12.9	—	—	—	—	—	116.2	—
Other Operating Income	—	4.8	(1.7)	—	—	—	—	—	—	3.1	3.1
Research and Development Expenses	(30.2)	—	—	—	—	—	—	—	—	—	(30.2)
Selling Costs	(96.8)	—	(2.3)	—	—	—	—	—	—	(2.3)	(99.1)
Administrative Costs	(166.9)	(13.9)	(1.0)	—	(1.7)	—	—	—	—	(16.6)	(183.5)
Other Operating Expenses	(21.2)	(4.6)	(0.2)	—	—	5.0	(5.8)	—	—	(5.6)	(26.8)
Goodwill Amortization	(117.3)	—	—	—	—	—	—	116.6	—	116.6	(0.7)

Income/(Loss) from Operations	120.0	1.4	(9.5)	0.1	(1.7)	4.7	(5.8)	116.6	0.1	105.9	225.9

Financial Expenses	(70.6)	(7.3)	—	—	—	(4.6)	—	—	(0.2)	(12.1)	(82.7)
Financial Income	16.3	—	—	—	—	—	—	—	—	—	16.3
Share of Income/(Loss) of Associates Accounted for using the Equity Method	1.2	—	—	—	—	—	—	—	—	—	1.2

Income/(Loss) before Tax	66.9	(5.9)	(9.5)	0.1	(1.7)	0.1	(5.8)	116.6	(0.1)	93.8	160.7

Income Tax Expense	(65.0)	—	—	—	—	(0.9)	—	—	11.7	10.8	(54.2)
Income/(Loss) from Discontinued Operations	5.2	—	—	—	—	3.3	—	—	(0.8)	2.5	7.7

Net Income/(Loss) for the Year	7.1	(5.9)	(9.5)	0.1	(1.7)	2.5	(5.8)	116.6	10.8	107.1	114.2

Attributable to:
Shareholders of the Parent Company	4.7	(5.9)	(9.5)	0.1	(1.7)	2.5	(5.8)	116.6	10.8	107.1	111.8
Minority Interests	2.4	—	—	—	—	—	—	—	—	—	2.4

(*)	the non operating charge (16.1 million euros) disclosed in French GAAP has been reclassified in the French GAAP column as follows to comply with the IFRS format:

-	5.2 million euros in Income/loss from discontinued operations

-	(21.3) million euros in Income/loss from operations
      a) IAS 1: the impact on the opening balance shareholders’ equity amounts to (€13.7) million. The impact on the profit and loss result amounts to (€5.9) million and correspond to the following restatements:

-	Cancellation of the unrealized exchange losses posted on the balance sheet (€0.6) million;

-	Cancellation of deferred expenses (€2.7) million of which (€2.0) million are related to the reimbursement premium and issuance cost related to the convertible bond less the depreciations posted in 2004 as per French GAAP, which were reclassified to equity accounts as of January 1, 2004 for €1.1 million;

-	The restatement of the exchange losses recognized by the Offshore activity in French GAAP (€3.7) million.
      On the asset side of the balance sheet, the unrealized exchange difference included in “Other Financial Assets” was cancelled for (€3.1) million via the equity accounts. That amount is related to the cancellation of the unrealized exchange difference incurred by the offshore division by year-end 2003.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)
      There is an additional amount of deferred tax asset for €14.4 million coming from a reclassification of deferred tax related to Coflexip acquisition costs €16.8 million partially offset by a decrease of deferred tax assets of (€2.4) million attached to the restatement of the unrealized exchange differences.
      On the line item “Other Current Assets” an amount of (€62.7) million has been cancelled. The main components are:

-	The transfer from the asset side of the balance sheet of the reimbursement premium and issuance cost related to the convertible bond OCEANE — respectively for (€32.1) million and (€3.9) million — to the account “Convertible Bond” on the liability side;

-	The cancellation of the unrealized exchange losses for an amount of (€13.3) million;

-	The reclassification of deferred tax asset related to Coflexip acquisition costs for an amount of (€16.8) million.
      On the liability side of the balance sheet, the related costs to the convertible bond OCEANE have been transferred for (€36.0) million. Broken down, that amount corresponds to the reimbursement premium for (€32.1) million and to the issuance cost for (€3.9) million. Under the “Other Current Liabilities” line item, the adjustment of (€3.7) million represents the restatement of the exchange difference recognized by the Offshore activity in French GAAP.
      As the option has been taken to show the profit and loss statement by function, the amortization line item disappeared. The amount of amortization €116.2 million incurred by the running of the operation has been split among the cost of sales and the general and administrative costs.
      b) IAS11: The impacts on the retained earning and the result accounts amount respectively to (€13.3) million and (€9.5) million. Those amounts include the following restatements related to the construction contracts:

-	Overhead expenses related to functional activities, €3.4 million have been reallocated, as they are no longer attributable to contract costs;

-	Bid costs on contracts are not capitalized any more, if there is not a strong probability that the contract will be awarded to Technip. Those costs are expenses when incurred (€12.9) million.
      Regarding the lay out of the balance sheet and the posting of the activities related to construction contracts, the French asset and liability accounts have been offset and relocated to comply with IFRS. From now on, the booking of client payments, of invoicing and work in progress are done through the accounts “Construction contract — Due from Clients” on the asset side and “Construction Contract — Due to Clients” on the liability side of the balance sheet. Therefore those restatements led to a total reclassification of €6,438.9 million on the asset side, of which €6,192.8 million related to the account “Construction Contract — Due from Clients” and €245.8 million under the “Trade Receivables” line item. The counterpart account for those reclassifications is mainly “Construction Contract — Due to Clients” for an amount of €6,438.0 million.
      Furthermore, the provisions for future costs on contracts delivered have been reclassified to the “Other Current Liabilities” line item for an amount of €79.9 million.
      c) IAS 2, 16 & 37: The impact on the retained earning account amounts to €23.8 million of which €6.1 million corresponds to a release of provision related to the dry docking operations and €6.1 million coming from the capitalization of dry docking costs.
      The impact on 2004 net income amounts to €0.1 million and corresponds to the following restatements:

-	Additional amortization on spare parts which have been capitalized to comply with IFRS: (€1.0) million (see information below);

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)

-	Cancellation of the release of provision related to the dry docking operations. Under French GAAP, this release was posted through a profit and loss account: (€1.7) million;

-	Additional amortization incurred by the change of the useful life of fixed assets located in the Trait factory: (€0.6) million;

-	Cancellation of the dry docking expenses incurred in the year as they are capitalized. The impact has been partially offset by the related amortization. The net impact is €6.8 million, and

-	Additional amortization incurred by the change of the useful life of ships: (€3.4) million.
      The increase of the net book value of the tangible assets mainly comes from the change of the useful life and the residual value of the factory industrial equipments and the ships, i.e. €11.7 million.
      Besides, due to the definitions given by the IAS 2 and IAS 16, some spare parts must not be considered as inventory but as fixed assets. Therefore a reclassification for €2.7 million has been posted, decreasing the inventory line item and increasing the fixed assets line item.
      d) IAS 17: The impact on the retained earning account amounts to €20.3 million before income tax; it corresponds to the adjustment on the Technip building rent for the first year of occupancy as previously described. This adjustment results in the recognition of a debt of €20.3 million against shareholders’ equity. The corresponding income tax impact is presented under the IAS 12 heading “Income Tax” for €7.2 million. The impact on the 2004 result is an additional charge of (€1.7) million partially offset by the deferred tax effect of €0.6 million (that latter amount is included in the column “h”). Therefore, the cumulative effect of those restatements amounts to a liability of €22.0 million on the closing balance.
      e) IAS 19: Adjustments corresponding to the valuation of employee benefits and the booking of total actuarial gains and losses not recognized at the transition date have entailed recording a net tax impact of (€29.3) million on the opening shareholders’ equity. The impact on the 2004 result amounts to a profit of €2.5 million after tax that comes from:

-	A charge after tax of (€0.8) million corresponding to the difference between the Group actuary calculation done as per IAS 19 and the recognized debts shown on the local books by the subsidiaries

-	The profit of €3.3 million incurred by the release of provision attached to the subsidiaries sold in the course of the year 2004. That amount is now shown under the “Discontinued Operations” line item in the profit and loss account.
      On the consolidated balance sheet, those restatements lead to show:

-	On the liability side, an additional provision for employee benefits, of €39.5 million;

-	On the asset side a deferred tax asset of €12.7 million.
      f) IFRS 2: the adjustment required by this standard on subscription options leads to a recognition of an additional charge of (€5.8) million on the 2004 profit and loss account, with an effect on the retained earning of €5.6 million. So, the net impact on the equity accounts at the closing date amounts to (€0.2) million. There is no tax effect, as this charge is not deductible.
      g) IFRS 3: as requested by this standard, impairment tests were performed in 2004. The results of those tests show that no depreciation has to be booked. As a result, the amortization of €116.6 million, recorded in 2004 as per French GAAP, has been reversed versus the intangible assets concerned.
      h) Other standards, in particular IAS 12: the main aim is to reflect the income tax impact of other standards and certain reclassifications in the balance sheet.
      The IAS 12 impact on shareholders’ equity is an increase of €2.3 million mainly corresponding to the tax effects calculated on additional adjustments, except for the ones related to social liabilities, which are presented net of taxes (see e)).

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS — (Continued)
      The impact of the 2004 result amounts to €10.8 million and corresponds to the income tax impact of other standards.
      The main reclassifications are related to:

-	As per IAS 12, the offset between deferred tax assets and deferred tax liabilities for (€23.9) million;

-	As per IAS 28, inclusion of the goodwill amount in the value of securities accounted for under the equity method. The total restatement amounts to €6.4 million at the closing date.