Form 20-F
period 2006-12-31
TECHNIP
filed 2007-06-20
CIK 1157654

As filed with the Securities and Exchange Commission on June 20, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _ _
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
Ordinary Shares, nominal value €0.7625 per share: 106,117,174(2)

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
Yes ☑          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains both historical and forward-looking statements, including forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information — Risk Factors”, “Item 4. Information on Technip” and “Item 5. Operating and Financial Review and Prospects”, especially “— Overview” and “— Outlook for 2007”. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. You should review carefully all information, including the financial statements and the notes to the financial statements, included in this annual report. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	our ability to successfully continue to originate and execute large services contracts, and construction and project risks generally;

•	our ability to manage and mitigate logistical challenges due to underdeveloped infrastructure in some countries where we are performing projects;

•	supply chain bottlenecks;

•	our ability to attract and retain qualified personnel;

•	the ability of our subcontractors to attract skilled labor, particularly for the increasing number of large, labor-intensive, time-sensitive projects we have been awarded;

•	severe weather conditions;

•	control of costs and expenses;

•	raw material price fluctuations;

•	losses in any of our contracts;

•	political and social stability in developing countries;

•	armed conflict or political instability in the Arabic-Persian Gulf, Africa and other regions where we operate;

•	our ability to successfully keep pace with technology changes;

•	the level of production-related capital expenditure in the oil and gas industry as well as other industries;

•	the timing of development of energy resources;

•	the reduced availability of government-sponsored export financing;

•	currency fluctuations;

•	interest rate fluctuations;

•	U.S. legislation relating to investments in Iran or elsewhere that we seek to do business;

•	competition and the strength of competition;

•	intensified price pressure by our competitors;

•	the evolution, interpretation and uniform application and enforcement of International Financing Reporting Standards (“IFRS”), according to which we prepare our financial statements, as of January 1, 2005;

•	changes in tax legislation, rules, regulations or enforcement; and

•	our ability to remain compliant with the obligations imposed by Sarbanes-Oxley.

The risk factors described beginning on page 9 could affect our future results, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on our future results. The forward-looking statements included in this annual report are made only as of the date of this annual report. We cannot assure you that projected results or events will be achieved.

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

Not applicable.

Item 3.  Key Information

Selected Financial Data

We publish our consolidated financial statements in Euros. For additional information regarding the Euro, see “— Exchange Rate Information” below.

Unless otherwise indicated, we have prepared the financial information in accordance with International Financial Accounting Standards as adopted by the European Union (“IFRS”), which differ in certain significant respects from United States generally accepted accounting principles (“U.S. GAAP”). See Notes 36 through 37 to our audited consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006 (the “Consolidated Financial Statements”) included at Item 18 below for a description of the principal differences between IFRS and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

The table below presents selected consolidated financial data for the Group as of and for the three years ended December 31, 2006. Such data have been extracted or derived from the Consolidated Financial Statements of the Group, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by Ernst & Young et Autres, an independent registered public accounting firm, as indicated in their report thereon. This report is included in this annual report.

	As of and For the
	Years ended December 31,
	2006	2005	2004
	in millions of Euros,
	except share and
	per share data

INCOME STATEMENT DATA:
IFRS
Revenues	6,926.5	5,376.1	5,140.9
Income from operations	360.1	231.0	233.6
Income from continuing operations	201.9	100.0	114.2
Net income attributable to shareholders of the Group	200.1	93.3	111.8
Earnings Per Share Data:
Weighted average number of shares outstanding (thousands)	105,471	95,687	94,454
Diluted number of shares (thousands)	106,282	97,217	110,843
Basic earnings per share from continuing operations attributable to the equity holders of the Group	1.90	1.05	1.21
Basic net income per share attributable to the equity holders of the Group	1.90	0.98	1.18
Diluted net income per share attributable to the equity holders of the Group	1.88	0.96	1.13
OTHER FINANCIAL DATA:
Purchase of fixed assets	157.2	170.5	123.8
Depreciation and amortization	159.8	143.3	142.1

	As of and For the
	Years ended December 31,
	2006	2005	2004
	in millions of Euros,
	except share and
	per share data

BALANCE SHEET DATA:
Cash and cash equivalents	2,402.8	2,187.8	1,434.0
Non-current assets, net	3,356.2	3,334.5	3,337.7
Total assets	8,063.4	7,297.0	6,417.6
Total current debt	185.9	214.4	192.0
Convertible bonds (OCEANE)	—	650.1	670.9
Total non-current debt	676.7	1,305.3	1,408.7
Shareholders’ equity excluding Minority Interests	2,401.3	1,953.7	1,851.6
Minority interests	15.5	13.9	9.8

The table below presents selected consolidated financial data for the Group for the five-year period ended December 31, 2006 in accordance with U.S. GAAP.

	As of and For the Years ended December 31,
	2006	2005	2004	2003	2002
	in millions of Euros, except share data

INCOME STATEMENT DATA:
U.S. GAAP
Revenues	6,833.6	5,369.5	5,073.6	4,671.3	4,432.0
Income from operations	312.4	230.4	248.7	193.6	177.1
Net income from continuing operations	196.0	94.2	85.9	193.6	177.1
Net income attributable to shareholders of the Group(1)	224.2	93.7	83.3	69.6	83.3
Earnings Per Share Data:(2)
Weighted average number of shares outstanding (thousands)	105,471	95,687	94,620	93,728	103,292
Diluted number of shares (thousands)	106,282	97,217	95,956	93,996	103,824
Basic net income per share from continuing operations attributable to the equity holders of the Group	1.86	0.98	0.91	0.74	0.81
Basic net income per share attributable to the equity holders of the Group	2.13	0.98	0.88	0.74	0.81
Diluted net income per share attributable to the equity holders of the Group	2.11	0.96	0.87	0.74	0.80
BALANCE SHEET DATA:
Total long-term debt(3)	676.7	1,267.4	1,367.7	903.2	950.1
Total assets	8,246.4	7,484.1	7,003.2	6,045.9	5,972.9
Shareholders’ equity	2,587.4	2,147.3	2,052.8	2,164.3	2,108.5

*	Does not include the cumulative effect of change in accounting principles on dry-dock expenses for €10.6 million in 2005.

(1)	Net income under U.S. GAAP for 2005 as reported above is audited. This differs from unaudited Net income under U.S. GAAP for 2005 as published on February 23, 2006.

(2)	On May 13, 2005, we effected a one-for-four share split. All share and per share data under U.S. GAAP for the period to and including that date have been retroactively adjusted to reflect this share split.

(3)	Includes €612.2 million, which is related to the nominal amount of the bond debt (OCEANE) in 2005. This bond debt was retired by conversion to equity in March 2006. See Note 23 to the Consolidated Financial Statements.

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

	U.S. dollars per €1.00
	Year/period	Average
	end rate	rate(1)	High	Low

Annual amounts
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.27	1.33	1.19
Monthly amounts
November 2006	1.33	1.29	1.33	1.27
December 2006	1.32	1.32	1.33	1.31
January 2007	1.30	1.30	1.33	1.29
February 2007	1.32	1.31	1.32	1.29
March 2007	1.34	1.32	1.34	1.31
April 2007	1.36	1.36	1.37	1.36
May 2007	1.35	1.35	1.36	1.34
June 2007 (through June 18, 2007)	1.34	1.34	1.35	1.33

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

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

Dividends

We paid dividends for the five years ended December 31, 2006 as follows:

					Total
					gross
				Avoir fiscal	dividend
	Distribution	Number of shares	Net dividend	per share	per share
Year(1)	in millions of Euros	as of December 31,	in Euros	in Euros

2006	326.2	106,117,174	3.15	N/A	3.15
2005(2)	90.9	98,874,172	0.92	N/A	0.92
2004	79.5	24,110,654	3.30	1.00	4.30
2003	79.4	23,738,331	3.30	1.65	4.95
2002	77.3	23,408,004	3.30	1.65	4.95

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

(2)	On May 13, 2005, pursuant to a share split, the number of our outstanding shares was multiplied by four.

On December 14, 2006, the Board of Directors decided to pay an amount of €0.50 per share as an interim dividend for 2006. This interim dividend was paid on December 21, 2006.

The Board of Directors proposed to the annual ordinary general shareholders’ meeting of April 27, 2007, and the shareholders’ meeting approved, a dividend for 2006 of €3.15 per share composed of an ordinary dividend of €1.05 (of which €0.50 had been paid in December 2006 as an interim dividend) and an exceptional dividend of €2.10.

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

Our recent experience indicates that clients are increasingly developing larger, more technically complex turnkey projects. This trend has enabled us to use our extensive turnkey experience, derived from projects, to bid for larger projects. On larger contracts that are currently awarded to us we face an increased execution challenge compared to the projects that, historically, we have managed. Moreover, in bidding situations, competitors may, whether through consolidation or growth, present more credible and/or lower cost solutions than we do, causing us to win fewer tenders. If we do not succeed in being awarded the contracts for these projects, we could fail to increase, or even maintain, our volume of order intake, revenues and net income.

Execution of large and complex projects that we succeed in obtaining presents risks. Larger average contract sizes may tend to concentrate our portfolio on fewer contracts, increasing the potential volatility of our results and exposure to individual contract risks. Managing large-scale projects may also increase the potential relative size of cost overruns and negatively affect our operating margins. Additionally, while in the past we selectively bid on only those contracts related to the portions of a site which we believed had the best potential for high margins, large-scale integrated projects may cause us to assume potentially lower margin portions of a site as well.

We are exposed on turnkey contracts to significant construction risks that could cause us to incur losses.

We derived approximately 87.5% of our 2006 revenues from lump-sum turnkey contracts. We expect that turnkey contracts will continue to account for a similar portion of our revenues. Under the terms and conditions of such contracts, we generally agree for a fixed price to design, build and install completed facilities which are delivered in a ready to operate condition. The actual expense to us of executing a lump-sum turnkey contract may vary substantially from the assumptions underlying our bid for several reasons, including:

•	unanticipated increases in the cost of equipment, materials or manpower;

•	delays associated with the delivery of equipment and materials to the project site;

•	unforeseen construction conditions creating unanticipated costs;

•	delays caused by local weather conditions; and

•	suppliers’ or subcontractors’ failure to perform.

Under a lump-sum turnkey contract, however, we are generally unable to increase our price to reflect these factors, which are difficult to predict at the time of bidding. For these reasons, it is not possible for us to estimate with complete certainty our final costs or margins on a contract at the time of bidding or during the early phases of its execution. If our actual expenses were to increase for these or any other reasons, we could experience reduced margins or even incur a loss on the contract.

Losses on one or more large contracts could reduce our net income or cause us to incur a loss.

Our five largest contracts, all of which are turnkey contracts, represented 35% of our backlog as of December 31, 2006, compared to 36% of our backlog as of December 31, 2005. We believe that our contract portfolio will continue to be relatively concentrated, and the expected increase in bidding for large turnkey contracts is expected to contribute to continued concentration. If we do not achieve our expected margins or suffer losses on one or more of these large contracts, this could reduce our net income or cause us to incur a loss.

Because most of our sales are to companies in the hydrocarbon/petrochemical industry, a reduction in production-related capital spending in that industry could cause our projects to be postponed or cancelled and constrain our ability to grow or maintain profits.

Demand for our services depends on the hydrocarbon/petrochemical industry’s capital expenditures for development of fields, refining of oil and gas and production of their derivatives. Revenues derived from this industry accounted for approximately 97.1% of our revenues in 2006 and 95.4% of our revenues in 2005. We estimate that the hydrocarbon/petrochemical industry will continue to account for a substantial majority of our revenues in the coming years. The prices of oil and gas on the world markets have a significant influence on the hydrocarbon/petrochemical industry’s capital expenditures. In the upstream segment of the industry, were sustained reductions in oil and gas prices to occur, that may reduce our upstream clients’ financial incentives to invest in new developments, with high-cost offshore developments and onshore gas-related projects generally being the most severely affected. In the downstream segment of the industry, sustained increases in oil and gas prices may put downward pressure on consumer demand for products derived from oil and gas, including gasoline, chemicals, synthetic fabrics and plastics. Any resulting reduction or slowing of demand reduces our downstream clients’ financial incentives to invest in additional production capacity. In both the upstream and downstream segments, sustained volatility of oil and gas prices can also cause capital expenditures to be postponed or cancelled.

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

Because we make sales and incur expenses in multiple currencies, exchange rate fluctuations may cause us to incur losses when hedging on our exchange rate exposure is not sufficient.

We report results in our consolidated financial statements in Euros, while significant portions of our revenues and expenses are denominated in currencies other than the Euro, most significantly the U.S. Dollar and the British Pound Sterling. To the extent that our expenditures and revenues are not denominated in the same currency, exchange rate fluctuations could cause some of our costs to grow higher than revenues on a given contract. Although we closely follow our exposure to non-Euro currencies on a contract-by-contract basis and enter into hedging transactions in an attempt to reduce the risks of currency fluctuations, these activities are not always sufficient to protect us against incurring potentially large losses if currencies fluctuate significantly. Moreover, our ability to hedge during the bid process, prior to the awarding of the contract, is also limited because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient. Furthermore, the value of the derivative instruments could be impacted by adverse movements in foreign exchange rates, interest rates or commodity prices or due to the value and time period of the derivative being different than the exposures or cash flows being hedged. In addition, under IFRS, the mark-to-market value of foreign currency, hedging and other derivative instruments can cause significant movements in financial income and expenses and may thereby create greater volatility in the Group’s quarterly earnings.

One or more of our contracts for projects in Iran may be subject to U.S. sanctions, which could limit our ability to obtain credit from U.S. financial institutions and restrict our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities.

As a foreign multinational corporation with operations throughout the world, we engage in activities in and with countries prohibited under U.S. law to U.S. citizens and persons subject to U.S. laws, including, in some cases, foreign persons and corporations. In 1996, the United States enacted the Iran and Libya Sanctions Act (“ISA”), with the objective of denying Iran the ability to support acts of international terrorism and fund the development of weapons of mass destruction. ISA was extended in 2001 and amended in 2006 by the Iran Freedom Support Act; it will continue in force through 2011. As amended, ISA requires the President of the United States to impose two or more of certain enumerated sanctions on any person or company, regardless of nationality, that (i) makes an investment in Iran of U.S. $20 million or more in any 12-month period that directly and significantly contributes to the enhancement of Iran’s ability to develop its petroleum industries, or (ii) exports, transfers or otherwise provides to Iran any goods, services, technology or other items with the knowledge that such provision would contribute materially to the ability of Iran to acquire or develop chemical, biological or nuclear weapons (or related technologies), or destabilizing numbers and types of advanced conventional weapons.

We are engaged in activities in Iran, consisting principally of turnkey project management services. Our revenues in Iran during the year ended December 31, 2006 amounted to €140.9 million (approximately U.S.$185.6 million). As of December 31, 2006, we had a backlog amounting to approximately €28 million (approximately U.S.$36.9 million) in Iran, representing 0.3% of total backlog. If the U.S. government were to determine that some or all of our activities in Iran are investments as statutorily defined by ISA, the President of the United States under currently existing legislation would be granted discretion in determining which sanctions to apply, which can include restricting our ability to obtain credit from U.S. financial institutions or support from the U.S. Export-Import Bank, or restricting our ability to make sales in the United States, potentially increasing our cost of borrowing and reducing our business opportunities. For a more detailed discussion of our operations in Iran and of U.S. and international sanctions, see “Item 4. Information on Technip — Segment and Geographical Breakdown of Revenues and Backlog”.

Our revenues are subject to a significant number of tax regimes and changes in the legislation or the rules implementing them or the regulator enforcing them in any one of these countries could negatively and adversely affect our results of operations.

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

Current market conditions, including current and planned capital expenditure increases by our clients, have triggered demand that challenges capacity constraints in the material, equipment and sub-contracted construction supply chains. In particular, continued increases in the price of raw materials and equipment, stretched construction and installation capacities and longer equipment delivery lead times are creating additional project execution risks. These supply chain bottlenecks could negatively affect our results of operations.

Sustained high raw materials and maritime freight prices increase our production costs and cost of goods sold, and we may not be able to pass the increased costs to customers.

A significant portion of our raw materials costs are for steel, copper, titanium and nickel for which prices further increased in 2006, and for which there is not an effective futures market for us to hedge our exposure. Our ability to pass on increases in raw material prices is limited, particularly where we are operating under turnkey contracts with fixed prices.

A large number of oil and gas projects are found in developing countries, political, economic and social instability in these countries could cause those projects to be cancelled, postponed or subject to delays, which could increase our costs, risk project losses and reduce our future growth opportunities.

Much of our business involves projects in developing or less developed countries that are experiencing or may experience political and social instability. For the year ended December 31, 2006, a majority of our revenues came from projects located in developing countries. Unanticipated political or economic events or social disturbances in developing or less developed countries could cause a material decrease in our profitability. For example, the Gulf War in 1990 and 1991 disrupted some of our projects, as have terrorist attacks in Bonny Island, Nigeria and Yanbu, Saudi Arabia. We cannot rule out the possibility that the current armed conflict in the Middle East will not delay or otherwise negatively affect our backlog and future business prospects in this region and elsewhere. Our Sincor refinery project in Venezuela was affected by general political and social unrest in that country, which delayed us from reaching several intermediate project milestones in 2000 and led us to constitute contract-specific reserves, which negatively affected our onshore-downstream segment’s operating income for the year. With respect to any particular developing country where we have operations, we may face risks including expropriation and nationalization of our assets or those of our clients in that country, civil unrest, acts of terrorism, war or other armed conflict; natural disasters, including those related to earthquakes and flooding; inflation; currency fluctuations, devaluations and conversion restrictions; confiscatory taxation or other adverse tax policies; governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds; governmental activities that may result in the deprivation of contract rights; and trade restrictions and economic embargoes imposed. We also face risks related to our ability to manage and mitigate logistical challenges due to underdeveloped infrastructure in some countries where we are performing projects.

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

Most of our contracts are obtained through a competitive bidding process, which is customary in the engineering and construction services industry. We compete primarily against major U.S., European and Asian (Japan, Korea) engineering and construction companies. While service quality, technological capacity and performance, health and safety and personnel, as well as reputation and experience, are strongly considered in client decisions, price is a major factor in most tender awards. In the past, our industry has been frequently subject to intense price competition. If pricing pressure were to reappear in the future, the number of tenders meeting our criteria for potential margins could decline, and our revenue and net income could grow more slowly or decrease.

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

We cannot be certain that we will retain our key managerial, technical and business development personnel or that we will attract or assimilate key personnel in the future or that our subcontractors will attract and retain skilled labor. Failure to retain or attract such personnel could materially adversely affect our business, financial position and results of operations.

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

Changes to environmental regulation, interpretation or enforcement thereof could result in increased costs and liabilities. For instance, the implementation of the European Directive 2004/35/EC of April 21, 2004 with regard to the prevention and remedying of environmental damage could increase our potential environmental liability. The implementation of European Directive 2003/87/EC of October 13, 2003 establishing a scheme for greenhouse gas emission allowance trading within the Community, in particular, the revision of the greenhouse gas quotas that will apply for the period 2008-2012, while currently not applicable to our activities, may evolve and also have an impact on our activities and cause us to incur additional costs. In addition, the implementation of Regulation 1907/2006 of December 18, 2006 concerning the Registration, Evaluation, Authorization and Registration of Chemicals (“REACH”), which began in June 2007 imposes on companies that manufacture and/or import chemicals to assess the risks resulting from the use of such chemicals and provide safety data regarding these products.

Our operations are sensitive to severe weather conditions.

We have business segments that could be materially and adversely affected by severe weather, particularly in the North Sea and Canada. Repercussions of severe weather conditions may require us to evacuate personnel or curtail services, damage a portion of our fleet of vessels resulting in the suspension of operations, damage our facilities, equipment, inventory and materials, prevent us from delivering materials to our jobsites in accordance with contract schedules or generally reduce our productivity. During periods of curtailed activity due to adverse weather conditions, we may continue to incur operating expenses, but our revenues from operations may be delayed or reduced.

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

We will pay any cash dividends in Euros, and, as a result, exchange rate movements will affect the U.S. Dollar value of these dividends as well as any other U.S. Dollar distributions paid to holders of ADSs. Exchange rate movements will also affect the market value of our ADSs in the United States.

Double voting rights of our shares and change of control provisions in our agreements may limit our shareholders’ opportunities to be offered a premium price for our shares by a potential acquirer.

Under our current articles of association (statuts), our shareholders who hold their shares in the same name in registered form for at least two years have the right to two votes for every share thus held. As a result, new purchasers of our shares qualify to obtain double voting rights only after holding our shares in the same name in registered form for two years. See “Item 10. Additional Information — Shareholders’ Meetings and Voting Rights — Double Voting Rights”. As of December 31, 2006, 5,240,631 of our shares carried double voting rights, representing approximately 4.93% of our outstanding share capital and approximately 4.76% of our voting rights. We are also a party to a number of joint ventures, concessions, license arrangements and other agreements that contain change of control provisions. The double voting rights, capital-increase authorization and change of control provisions may make it difficult or undesirable for a potential acquirer to acquire a substantial percentage of our voting rights, and may therefore provide a defense against hostile takeovers or, more generally, may delay and impede a change in control in which our shareholders might receive a premium above the then-current market price for our shares held by them.

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

Overview of Our Business

We are a leading worldwide provider of engineering, technologies and construction services for the oil, gas and petrochemical industries. In 2006, we believe we were among the world’s top five full-service engineering and construction groups in the field of oil and gas (hydrocarbons) and petrochemicals based on our annual revenues of €6.93 billion.

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

With 50 years of experience in the design and construction of large industrial facilities, a wide range of state-of-the-art technologies and operational bases spread over five continents, we are able to manage all aspects of major projects, from front-end engineering design to turnkey delivery. Turnkey projects, under which we design and deliver a “ready-to-use” facility to our client for a lump-sum price, accounted for a substantial majority of our 2006 revenues. We execute turnkey projects involving industrial infrastructure as varied as onshore and offshore production and storage facilities, oil refineries and petrochemical plants. In addition to our turnkey activities, we manufacture highly specialized equipment and provide engineering, consulting and other services.

We generated more than 82.6% of our revenues in markets outside the European Union in 2006. Our main engineering and business centers outside of France are located in Italy, Malaysia, Germany, the United Kingdom, Norway, Finland, the United States, the Netherlands, Brazil, the United Arab Emirates (Abu Dhabi), China, India and Australia. Our manufacturing plants (flexible pipelines, umbilicals) and construction yards are located in France, Brazil, the United Kingdom, Norway, the United States, Finland and Angola. Our staff consists of approximately 22,000 full time employees based in approximately 50 countries around the world, and we use a world class fleet of 14 offshore pipelay and construction vessels.

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

We believe our operations benefit from substantial competitive strengths. Our reputation as a contractor and our access to key technologies are competitive advantages for securing competitive tenders. We also believe that our execution model for turnkey contracts benefits from our cost control and risk management expertise as well as our experience as a contractor. However, because of the substantial business risks inherent in the turnkey contracts into which we enter, it is not possible for us to predict the margins of our current and future business.

During our 50 years of operations, we have designed and supervised the construction of over 2,000 facilities in more than 115 countries. Our roster of clients includes industry leaders such as BASF, BP, Chevron, Dow Chemicals, ExxonMobil, Shell, Total, and numerous national energy companies including ADNOC, PDVSA, Petrobras, Qatar Petroleum and Saudi Aramco. We have been publicly traded in France since 1994 and our shares are currently trading on Eurolist by Euronexttm. We have been publicly traded on the New York Stock Exchange since 2001, and are fully committed to providing state-of-the-art engineering services while increasing shareholder value.

The Industry in Which We Operate

We derived 97.1% of our revenues in 2006 from goods and services provided to the hydrocarbon/petrochemical industry. We are active both in the Offshore SURF (Subsea Umbilicals, Risers and Flowlines) and Offshore Facilities segments of this industry, which consist of the engineering and construction of facilities for the production of oil and gas from offshore fields, and in the Onshore-Downstream segment, through the engineering and construction of gas treatment units, oil refineries and chemical plants. Demand for our services in this industry depends principally on the rate of new capital spending on production and processing facilities.

We currently expect strong growth in capital spending on hydrocarbon field development (referred to as “upstream” activities in our industry), particularly on deepwater projects (depths of 500 meters or more). We have a complete portfolio of technologies to allow our clients to develop deepwater oil and gas reserves while minimizing their costs. Notable among these are our floating offshore platforms, including the Extendable Draft Platform (or EDP) and the Spar especially designed for our clients’ deepwater projects.

We also supply and install undersea pipeline and equipment for the development of fields at depths of up to 2,500 meters. See “— Offshore SURF and Offshore Facilities Segments — Offshore SURF”. While offshore production of oil and gas remains more costly than onshore production in the more competitive regions such as the Middle East, we view the development of deepwater reserves as an essential contribution to the world supply of oil and gas. We believe that the extension of upstream activities to deepwater fields presents an opportunity to those firms capable of providing innovative engineering solutions and management skills.

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

Our activities are concentrated in four principal business segments (Offshore SURF, Offshore Facilities, Onshore-Downstream and Industries), with the following contributions to revenues in 2006 and backlog as of December 31, 2006:

Offshore Facilities: Revenues of €1.196 billion in 2006

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

Offshore SURF: Revenues of €2.209 billion in 2006

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

Onshore-Downstream: Revenues of €3.318 billion in 2006

Since our founding in 1958, we have participated in over 2,000 Onshore-Downstream projects throughout the world. We have also designed and built almost 30 complete refineries and extended and modernized 170 existing plants. Together, we have worked on more than 600 individual refinery units and more than 200 gas processing units, including the world’s largest sulfur recovery complex, as well as nine fully integrated petrochemical complexes and over 330 units producing basic chemicals and derivatives and over 200 fertilizer production units.

Industries: Revenues of €204 million in 2006

We offer our project management and engineering services to a diverse array of clients unrelated to the hydrocarbons industry. Past projects have included fine chemicals and pharmaceuticals facilities, agro-industrial plants, power generation plants, cement plants, industrial research centers, amusement parks and data processing centers, as well as numerous projects in buildings and infrastructures. We are one of the world’s leading groups in the conception and construction of chemical production plants through the implementation of internationally recognized technologies. We have built over 400 units in the fields of fertilizer, chlorine and agrochemicals worldwide. Within the mining sector, we have developed and constructed over 400 plants for the extraction and/or purification of metals such as copper, nickel/cobalt or uranium.

Strategy

Our overall strategy can be summarized as follows:

•	in an environment experiencing a sustained level of investments, to consolidate leadership of the Group within the hydrocarbon sector by maintaining a steady balance between different business segments and geographical markets;

•	to lead the growth of the Offshore SURF (Subsea Umbilicals, Risers & Flowlines) markets in order to maintain our strong position, particularly in Brazil, the Gulf of Mexico, the Asia-Pacific region, the North Sea and West Africa;

•	to participate in the development of the Offshore Platform markets concentrating on innovative platform solutions, which allows us to leverage our distinctive competences and expertise, in particular, with respect to the management of large scale projects and technologies (self-installing solutions, float-over, Spar);

•	to follow the development in the growing markets of liquefied natural gas (“LNG”) and ethylene where we are already a worldwide industry leader;

•	to take advantage of the anticipated upturn in construction projects for new refineries, including heavy oil processing, in which we have an extensive experience and numerable references; and

•	finally, to support the development of industry sectors in priority markets.

Recent Major Acquisitions and Dispositions

Our policy for external growth is to undertake selective acquisitions to expand the range of projects accessible to us, either by obtaining key technologies we do not already possess or by gaining new client relationships. It has not been our policy to use acquisitions simply to acquire market share that we could reasonably acquire with existing resources through organic growth.

Dirpar.  In April 2004, Dirpar SpA. and us, holding 5% and 95% of the share capital of Infrastrutture e Gestioni SpA respectively, sold all of our shares to New Corporation Finance SpA.

Non-strategic assets.  As part of our program of disposing non-strategic assets, we sold our mooring division to Acteon. This transaction, which occurred on October 27, 2004, affected our assets primarily based in Louisiana.

KTI SpA.  In November 2004, Technip Italy SpA, owner of 100% share capital of Technip KTI SpA, sold 75% of our share capital to KTI Management SpA.

CSO Deep Pioneer.  During 2004, the Group exercised its option to purchase the vessel CSO Deep Pioneer from Smit International as part of our effort to reinforce capabilities in the Deepwater market.

EHR and IG SpA.  During 2004, we disposed of two companies, EHR and IG SpA.

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

Technip Subsea 7 Asia Pacific Pty Ltd.  On May 12, 2006, Technip and Subsea 7 signed an agreement for the set-up of a joint company for the subsea offshore activities in the Asia-Pacific region (excluding India and Middle-East). This jointly-owned company began operation on July 1, 2006.

ROV.  On February 2, 2007, we sold two entities located in the United States and in the United Kingdom which manufacture subsea ROV (Remotely Operated Vehicles) and other subsea equipment.

Business Segments

We design and construct industrial and service facilities for a large number of industries, with a particular emphasis on the hydrocarbon/petrochemical industry. Revenues derived from the hydrocarbon/petrochemical industry accounted for approximately 97.1% of our total revenues in 2006, compared to 95.4% of our total revenues in 2005 and 94.8% of our total revenues in 2004. Within the hydrocarbon/petrochemical industry, we manage our activities through three segments: Offshore SURF, Offshore Facilities and Onshore-Downstream. A fourth business segment consists of engineering and project management services for diverse industries unrelated to hydrocarbon/petrochemicals. In each of these segments we have developed specific engineering and technological capabilities. Our standard project management model summarized below, however, applies to all of them.

Our role on a project is to act as “general contractor”. We provide engineering design, equipment procurement and construction management services. However, with limited exceptions, we do not consider ourselves to be a construction or manufacturing firm. Construction work is generally subcontracted to specialized firms, while equipment is typically acquired through competitive bidding processes. Our employees are principally involved in design work, procurement of equipment and supervision of construction. In most cases, we manage the project for our client from the drawing board to the delivery of an operational facility, frequently also helping to arrange financing. In other cases, our scope of work is limited to the provision of engineering services corresponding to specific client needs. A detailed discussion of our turnkey contract project management, as well as our services and manufacturing operations, is found at “— Description of Our Operations” below, following “— Segment and Geographical Breakdown of Revenues and Backlog”.

Offshore SURF and Offshore Facilities Segments

We provide integrated design, engineering, manufacturing, construction and installation services in the offshore oil and gas sector. We are capable of executing integrated offshore projects, covering the engineering and execution of both the surface and subsea parts of a project and a wide range of services. Our capabilities encompass the design and manufacture of platforms, either fixed or floating, the design, manufacture and installation of subsea umbilicals, risers, equipment, pipelines and flowlines. Those capabilities are complemented and fully integrated through advanced global project management skills. Our expertise is well recognized in the field of offshore operations where we propose innovative solutions based on proprietary designs and products such as floating facilities, flexible pipe and umbilicals. Those solutions are supported by a fleet of 14 pipelay and construction vessels.

Offshore SURF

In 2006, we generated revenues of €2.209 billion or 31.9% of our total revenues, from Offshore SURF segment as compared to €1.798 billion, or 33.4% of total revenues in 2005. As of December 31, 2006, our Offshore SURF segment represented approximately 26.5% of our total backlog (or €2.719 billion).

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

To support our installation of SURF systems, we maintain one of the world’s most advanced fleets of subsea pipelay and construction vessels. In addition, some governmental regulations (such as in the North Sea) may require burial of subsea pipeline beneath the ocean floor and therefore we also provide trenching services to our clients. Our subsea installation and maintenance activities frequently require us to use divers or remotely operated vehicles (“ROVs”) deployed from construction vessels. Our pipelay vessel CSO Deep Blue provides significant capabilities in the deepwater environments of the Gulf of Mexico and Africa. For a description of our fleet of construction vessels, see “— Property, Plant and Equipment — Marine Service Vessels”. In addition to the engineering and installation of new systems, our Offshore SURF segment also encompasses inspection, maintenance and repair of existing subsea infrastructure.

Offshore SURF is highly specialized. While no company participates in all segments of the subsea oil field services industry, a number of companies, including the Group, provide a broad range of the industry’s products or services. See “— Project Tenders and Competition”.

Offshore Facilities

In 2006, we generated revenues of €1.196 billion or 17.3% of our total revenues from Offshore Facilities segment as compared to €1.013 billion, or 18.9% of total revenues in 2005. As of December 31, 2006, our Offshore Facilities segment represented approximately 7.2% of our total backlog (or €741.6 million).

We have technology and expertise in surface platform design and construction such as our Spar floating platforms for deepwater exploration, and we have strengthened our expertise in process and naval architecture.

Early in the field development process, we provide conceptual engineering services. These engineering services include screening of solutions at the conceptual stage based on economical valuation and risk management techniques, field architecture and front-end engineering studies. Our ability to offer these engineering services is an additional competitive advantage in turnkey project tenders.

We design and construct fixed and floating drilling, production, processing, and living quarter platforms for the development of offshore shallow and deepwater oil and gas fields. In addition to more traditional approaches, we offer proprietary technological solutions such as Spar and floating Extendable Draft Platforms (“EDP”), self-installing fixed platforms (TPG 500) and floater installation methods (UNIDECK), which do not require the use of costly installation equipment such as heavy lift barges, as well as innovative solutions such as float-over.

Fixed Platforms.  The TPG 500 is a self-installing high-capacity fixed platform that is constructed, equipped and tested onshore and then towed to site. Once on site, the platform’s legs are jacked down to the seabed up to 150 meters in depth and the hull is subsequently raised into its final position. Under favorable conditions, start-up of operations can commence as early as five days after the TPG 500 arrives on site. Although the TPG 500 is a fixed and not floating structure, the installation can be reversed and the platform re-installed at a new site. Unlike our TPG 500, the typical fixed platform involves substantial offshore construction and commissioning and significant removal costs.

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

Industry Considerations

We believe that the market for the development of offshore fields, particularly in deepwater (depths exceeding 500 meters), will experience significant growth in the next several years, and are therefore focusing on the regions of West Africa, the Gulf of Mexico, Brazil and South East Asia. The commercial successes in 2003 and 2004 of such projects as the P51 and P52 platforms in Brazil as well as the Otway gas project in Australia demonstrate the success of our strategy to provide integrated services, pursued since our acquisition of Coflexip. In addition, the markets in the North Sea continued to remain at record activity levels, close to those recorded in 2005. The compatibility of the assets and the competencies in our Offshore SURF and Offshore Facilities segments have allowed us to offer integrated solutions to clients who can now depend on one project contractor to carry out all aspects of offshore development.

Offshore SURF Strategy

Our strategy aims to consolidate our share in the growing SURF markets, in particular, focusing on our long-term investment programs to adapt and improve our naval and industrial capabilities.

Our strategy has also led to the creation of a joint venture with Subsea 7, combining our know-how as part of the strong development in the Offshore SURF market in Asia-Pacific since 2004.

Offshore Facilities Strategy

In relation to platforms, our strategy is based on specific competences, in particular, the management of large projects and the implementation of technologies in relation to innovative platform designs.

Onshore-Downstream Segment

In 2006, we generated revenues of €3.318 billion, or 47.9% of our total revenues, from our Onshore-Downstream segment as compared to €2.318 billion, or 43.1% of total revenues in 2005. As of December 31, 2006 our Onshore-Downstream segment accounted for approximately 64.7% of our total backlog.

Our Onshore segment includes both upstream activities, such as the production and transport of oil and gas on land, gas treatment and liquefaction plants, and downstream activities, such as oil refineries and petrochemical and fertilizer plants. Our Onshore-Downstream segment consists mainly in the design or design and implementation of corresponding facilities. We also design and build related utilities and offsite facilities such as hydrogen and power production units and storage facilities.

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

Pipelines.  Since 1960, we have engineered or engineered and implemented more than 160 onshore pipeline projects in over 40 countries, amounting to an aggregate length of 34,000 km of pipelines. We build pipeline systems principally for natural gas and gas products, crude oil and oil products, water and liquid sulfur. Through our subsidiary Technip Germany, we are one of the most experienced pipeline builders in the world and have completed projects in the most severe environments, including desert, tundra, mountain and swamp. Our experience and competence covers the entire cycle from, for example, early project development, feasibility studies, front-end engineering and design financing concepts, to complete implementation of lump-sum turnkey EPC projects.

Natural Gas Treatment and Liquefaction.  We are a global sales leader in the engineering and construction of infrastructure for the natural gas industry, with over 45 years of experience in the engineering of innovative solutions for our clients. An early pioneer in the field of natural gas liquefaction with the construction of the first high-capacity liquefaction facility at Arzew, Algeria in the early 1960s, we continue to be a global leader in LNG. Most notably, in connection with our joint venture with Chiyoda we have been awarded three large LNG projects in Qatar: Qatargas II, Rasgas III and Qatargas III/IV in 2004, 2005 and 2006, respectively. We were also awarded the Yemen LNG project, awarded to our Yemgas JV with KBR and JGC, in 2005. We are also very well positioned in the emerging market of Gas-To-Liquids (GTL) with the engineering and construction of the first-ever large scale GTL plant in Qatar (“Oryx”) in 2003, which started-up in 2006. We also have a long record with our gas treatment plants (treatment, NGL extraction, sulfur recovery), notably using recently developed technologies derived from our Cryomax® technology (using cold temperatures to separate gases).

In addition to the in-house cryogenic technology, Cryomax®, we have access to the relevant technologies under license in all segments of natural gas treatment. We are specialized in the extraction of sulfur from natural gas, and lead the industry in terms of installed capacity, including 10 gas treatment plants with capacities of over 400 million cubic feet per day each and the world’s largest sulfur recovery facility. Additionally, through our Cryomax® technology, we are specialized in the highly efficient recovery of C2 and C3 hydrocarbons from natural gas and the refinery of gases.

Refineries.  Each refinery is uniquely configured to process specific kinds of crude oil into a determined range of products and by-products. Since our founding in 1958, we have designed and built more than 29 grassroots refineries, of which eight have been built since 1995, and carried out major expansions or revamping of over 170 existing plants. Together, these projects represent more than 795 individual oil refining units delivered in over 70 countries for national oil companies and the world’s major private oil companies. Our systems control engineering capabilities together with proprietary technologies, including the progressive crude oil distillation patents we own jointly with Total, are key strategic assets in winning refinery tenders.

We are a leader in the design and construction of hydrogen and synthetic gas production units and sulfur recovery units. Hydrogen and synthetic gas are used to treat and/or process refinery products and petrochemicals. Since 1992 we have participated in a global alliance with Air Products & Chemicals for the supply of high-purity hydrogen to the refining industry. High-purity hydrogen is critical for enhancing the yields of diesel and gasoline by hydroconversion and for reducing the sulfur content in diesel and gasoline thus meeting stringent environmental standards. Since our founding, we have been involved in the design or the design and construction of over 220 of these units worldwide for the refining and related industries. Based on publicly available information, we have designed or designed and built about 40% of the world’s installed capacity. Natural gas deposits generally have an undesirably high sulfur content that must be recovered as part of processing. We estimate that we have built approximately 30% of the world’s installed sulfur recovery capacity.

Petrochemicals.  In the field of petrochemicals, we have completed 10 turnkey contracts for major fully integrated petrochemical complexes. We have also designed and built a large number of individual petrochemical units, including over 130 aromatics units, over 110 intermediate product units and 130 polymer units (of which 85 polyolefin units) and most of the mega steam-cracking units awarded lately.

Ethylene.  Our competitive position in the field of petrochemicals is demonstrated by the numerous projects that we are currently executing, for a global installed capacity of ethylene exceeding 7 million tons per year. These projects are in various stages of completion worldwide, for the major petrochemical producers. In addition, we have an extremely high set of proposals and prospects on hand, particularly in the Middle East and the Far East, where our position in innovative concepts, coupled with high efficiencies, is attracting the interest of many steam-cracker owners.

We are in a unique position to offer our proprietary technology, which covers both the furnaces and the cold section, and to implement it in the engineering, procurement and construction phases as a general contractor. The overall project execution and its associated guarantees of successful completion and operations are thus ensured by a single, fully responsible entity.

This competitive edge that we now have is evidenced by the fact that we are currently working on the construction of the world’s two largest steam-cracking units to produce ethylene.

Polyethylene/Polypropylene.  We are a global leader in the construction of both polyethylene units and polypropylene units in terms of the number of plants that we have designed or design and built with the construction of 109 units in total.

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

Since 2005, the petrochemical industry has entered into a strong period of activity to cope with a growing demand. In that context, shares of petrochemical expenditures in the U.S. and in Europe should decline during the next few years compared to that of Asia, in particular China and India, due to a strong increase in consumption in the region, and to that of the Middle East, which is particularly competitive for the export markets given its inexpensive raw materials.

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

Our strategy also consists of maintaining a balanced portfolio of activities and favoring projects with a good potential for profitability.

Industries Segment

We offer engineering and construction services to various industries. Among the projects we have completed, we count fine chemicals and pharmaceuticals facilities, chemicals, fertilizers and agro-industrial plants (bio-ethanols and bio-fuels), cement plants, mining and metal facilities, as well as numerous projects in buildings. Our Industries segment is based on contracts, which, on the average, have a shorter life cycle than contracts in the hydrocarbons/petrochemicals field. These are sometimes turnkey contracts, but more often they are service contracts.

In 2006, we generated revenues of €204.0 million, or 2.9% of our total revenues, from the Industries segment compared to €246.9 million, or 4.6% of total revenues in 2005. As of December 31, 2006, the Industries segment represented approximately 1.6% of our total backlog.

Life Sciences.  We have successfully completed projects in the pharmaceuticals, cosmetics, veterinary and bio-industry segments. These projects include research centers, quality control laboratories, pilot units and production facilities for fine chemicals, intermediates and finished products for most of the major players in the pharmaceutical industry.

Chemicals.  We are one of the world’s leading groups in the design and construction of chemical production plants using internationally recognized state-of-the-art patented technologies. We have designed and built units in the three main sectors of fertilizers, chlorine and chlorinated derivatives, and agrochemicals (bio-ethanol and bio-fuels). Due to numerous technological alliance agreements signed with major internationally recognized groups, we have reinforced our ability to provide engineering services and to manage these projects. These alliances give the Group access to the most recently developed technologies in this sector.

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

Aeronautic and Space Industries.  We have successfully completed several projects for the aeronautic and space industries: industrial buildings, assembly hangars and assembly workshops, including a booster plant for Ariane 5 at Kourou for the CNES and the European Space Agency, as well as several test benches and wind tunnels for various industrial clients. In 2004, at Toulouse, the final assembly hangar for the Airbus A380 jumbo jet — for which we, as leader of a consortium, provided project management and engineering services — was inaugurated. This reference has already paved the way for our involvement in maintenance centers for the A380 in Dubai and for a feasibility study for the assembly plant of the Airbus A350.

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

Industry Considerations

We are present in the different sectors within the Industries segment with separate cycles which together are currently in a growth phase. In particular, our Metals sector should be strengthened by the increase in worldwide consumption and price of raw materials. Similarly, the Chemicals sector should notably benefit from bio-fuel investment programs in Europe.

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

Segment and Geographical Breakdown of Revenues and Backlog

Revenues by Segment

We carry out our engineering and construction activities in five segments. The following table sets forth our consolidated revenues broken down by segment for the years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
	2006	2005	2004
	in millions of Euros

Offshore SURF	2,209.2	1,797.6	1,422.1
Offshore Facilities	1,195.5	1,013.4	1,066.6
Onshore-Downstream	3,317.8	2,318.2	2,384.1
Industries	204.0	246.9	268.1
Corporate	—	—	—

Total	6,926.5	5,376.1	5,140.9

Revenues by Geographic Region

We carry out our engineering and construction activities worldwide. The following table sets forth our consolidated revenues by geographic zone for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
	in millions of Euros

Europe, Russia, Central Asia	1,399.2	1,382.9	1,278.9
Africa	1,254.4	1,258.4	1,285.1
Middle East	2,070.7	1,108.1	1,268.6
Americas	1,395.5	1,043.3	929.4
Asia-Pacific	806.7	583.4	378.9

Total	6,926.5	5,376.1	5,140.9

Special Geographic Considerations

A substantial part of our project backlog is in the Middle East, although we have no backlog in Iraq. While to date we do not believe that our business has been materially affected by the armed conflict in Iraq that began in 2003, we cannot predict the effect that the developing situation in that part of the world will have on future investments in the region or on our ability to complete our backlog under the terms initially contracted. We are maintaining specific measures to ensure the safety of our staff working in this region, including reducing the number of expatriated employees.

As a non-U.S. company, we may do business in countries that are not generally accessible to our U.S. peer companies. A company may be sanctioned by the U.S. government under the U.S. Iran Sanctions Act of 1996, as amended in 2001 and 2006 (“ISA”), if it makes statutorily-defined “investments” in the petroleum industry in Iran, or if it knowingly and materially contributes to Iran’s development of weapons of mass destruction or other military capabilities.

ISA defines the term “investment” to include a range of contractual arrangements, but it also expressly excludes “the entry into, performance, or financing of a contract to sell or purchase goods, services, or technology”. We do not believe that the services we provide in Iran meet the statutory requirements of an “investment” as defined by ISA.

Under ISA, the President of the United States has the authority to grant waivers if such waivers are determined to be vital to the national interest of the United States. The United States government reached an understanding with the European Union in 1997, whereby the United States committed to work with the EU toward granting EU member states and companies waivers under ISA. However, we cannot predict future interpretations by, or the implementation policy of, the U.S. government with respect to ISA.

In addition, under U.S. executive orders and regulations, U.S. origin goods, technology and services may not be exported or reexported to Iran. Any person involved in any prohibited export or reexport may be placed on the U.S. Commerce Department’s “Denied Persons List”, as well as incurring other administrative and/or criminal penalties.

Backlog by Segment

Backlog consists of the uncompleted portion of contracts in force, which we define as signed contracts for which all pre-conditions to entry into force (such as proof of financing) have been met. Contracts in the Offshore SURF, Offshore Facilities and Industries segments tend to enter backlog almost immediately, while in the Onshore-Downstream segment, because of the larger contract size and more complicated financing arrangements, it is not unusual for several months to pass before a signed contract can be entered into backlog. Our backlog does not include contracts which we have signed but which do not meet these criteria. Our backlog includes only our proportionate share of joint-venture contracts. To the extent work on contracts advances, they are progressively removed from backlog. The following table sets forth our consolidated backlog by business segment as of December 31, 2006, 2005 and 2004. Backlog is not an audited measure.

	Year ended December 31,
	2006	2005	2004
	(unaudited, in
	billions of Euros)

Offshore SURF	2.72	2.69	1.90
Offshore Facilities	0.74	1.20	0.90
Onshore-Downstream	6.65	7.13	3.76
Industries	0.16	0.15	0.22
Corporate	—	—	—

Total	10.27	11.17	6.78

Backlog by Geographical Region

Broken down by geographic zone, 13.0% of our backlog as of December 31, 2006 was attributed to Africa, 48.1% to the Middle East, 18.2% in the Americas, 9.1% in Europe, Russia, Central Asia and 11.6% in Asia-Pacific.

As of December 31, 2006, our five largest contracts accounted for approximately 35% of our total backlog, representing €3.6 billion, as compared to approximately 36% at the end of 2005.

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

Turnkey Projects

Our clients are generally not specialized in construction and are primarily interested in obtaining the timely delivery of a completed and operational industrial complex without significant involvement on their part. Turnkey projects allow our clients to achieve this result by delegating to the turnkey contractor the responsibility for designing and executing major facilities of an industrial complex within an agreed budget and timetable. An increasing number of companies offering turnkey services competing for one project have become involved in the offshore production area where the unit size of contracts has grown significantly. The 1995 N’Kossa field development project in Congo’s territorial waters, for example, generated 50 separate turnkey contracts. In recent calls to bid, it has become commonplace for Offshore developments to divide a project into drastically fewer contracts, such as in the case of the Yemen LNG project, awarded to our Yemgas JV with KBR and JGC in 2005, or even to award the project in its entirety to only one contractor or joint venture.

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

Substantially all of our turnkey projects are under “lump-sum” contracts that fix an all inclusive lump-sum price for the project. Lump-sum contracts have several advantages for our clients: the delivery price is known in advance and in most cases cost overruns are absorbed by the project contractors and the typical penalty structure encourages timely delivery. From our point of view, while lump-sum contracts entail business and financial risks, notably by requiring us to absorb some of the cost overruns, they also allow us to appropriate any of the three types of cost savings that we generate during the life of the project: technical studies, the procurement of equipment and the management of worksites. Because of these business and financial risks, generally, we cannot estimate the margins of our lump-sum turnkey contracts accurately until a substantial portion of the work has been completed.

Progressive Lump-Sum Turnkey Contract

In today’s volatile raw material cost environment, we are introducing innovative contractual methods designed to reduce risk and costs both for ourselves and our clients. The progressive lump-sum turnkey contract (“LSTK”) is a case in point: during the engineering and procurement phases of a project, we work on an open book basis with our clients and apply pre-agreed mark-ups to the costs incurred. This allows us to mitigate price rise risks associated with these project phases and reduce cost contingencies which our client would have to bear. Promptly after the completion of these phases, we close our books and promise to complete the project at a fixed cost at a specified time.

“Cost Plus Fee” Contracting

Another type of contractual arrangement common in our industry is “cost plus fee” contracting, or service contracting. Under cost plus fee contracts, the project contractor passes the design, equipment and construction costs on to the customer after adding a predetermined percentage profit margin. Contrary to turnkey projects, the equipment, materials and construction are not paid for through a lump-sum fee. While cost plus fee contracts often contain performance bonuses and penalties, much of the bid negotiation is focused on the percentage profit margin, with relatively little reward to the contractor for efficient project management and relatively little guarantee for its client against cost overruns. Cost plus fee contracts are common in the United States and in some European countries, but in other markets, financial institutions require lump-sum turnkey contracts as a condition of project finance.

Single-Project Joint Ventures

Typically, we bid for projects as the sole general contractor of the project. As sole general contractor, we have full responsibility vis-à-vis the customer for all aspects of the project, including the selection and supervision of subcontractors. For some larger or more technical projects, we participate (often as the general contractor of the projects) in single-project joint ventures with other contracting, engineering and construction companies to share risks and combine financial, technical and other resources. By way of example, we have been awarded three large LNG projects in Qatar in connection with our joint venture with Chiyoda: Qatargas II, Rasgas III, and Qatargas III/IV. In 2006, approximately 24.1% of our revenues were generated from joint-venture projects.

In a single-project joint venture, each member of the joint venture shares the risks and revenues of the project, according to predetermined rules. Joint ventures often impose joint and several liabilities on the partners, under which we could become liable for a failure to perform on the part of our joint-venture partners. These single-purpose joint ventures last only as long as the construction project, which is frequently longer than one year on major construction projects. Construction joint ventures undertaken to complete a specific project are liquidated when the project is completed.

Alliances

Additionally, we occasionally form alliances with oil and gas clients whereby we are able to share a portion of the risk and reward of a project. Contrary to a traditional turnkey contract, a target price for the project will be set and savings and costs overruns will be shared. Alliances often allow us to streamline the project by working on an integrated basis. In addition, alliances allow us to strengthen our relationships, be involved in a project at an earlier stage and participate in technological choices.

We have a strategic alliance with other contractors such as Chiyoda and with Subsea 7, which have been major growth drivers for us.

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

As a general rule of thumb, engineering design services for a typical turnkey project account for approximately 10% to 20% of a project’s total contract value. Equipment accounts for approximately 40% to 50% of a project’s total contract value. Construction accounts for substantially all of the remaining contract value, with start-up not representing a material percentage. Financing costs are borne directly by the client and are not included when calculating the contract’s value. While financing and start-up services do not have large independent economic value relative to the rest of the project, these services are generally highly valued by potential clients and facilitate obtaining contract awards. In addition, because we do not consider a contract to be unconditional until financing has been arranged, facilitation of financing is important for our project schedules and the commencement of execution.

Financial Engineering

Through our financial engineering teams located in Paris, Rome, Kuala Lumpur, Houston, The Hague, Aberdeen and Rio de Janeiro, we help our clients arrange financing by seeking out and negotiating financing under the most appropriate structure for each project. We promote a broad range of financing instruments:

•	export credits from multiple national export-import agencies;

•	co-financing with multilateral financing institutions;

•	structured trade finance based on commercial transactions;

•	international commercial credit;

•	local funding; and

•	letters of credit.

Our active involvement in the financial engineering of the project is essential on many fronts. The presence of a well-regarded project contractor adds credibility to the project for financial institutions. Our financial engineering team is experienced in matching projects to appropriate financing structures and is experienced at proposing appropriate financing structures for projects. Finally, our project management teams are experienced at planning our procurement and subcontracting around the national content requirements of national export-import agencies. As a matter of policy, however, we do not ourselves participate in arrangements which would require us to make an investment in the financing of the project.

Examples of recently arranged client finance include:

Brazil: €65 million for the supply and laying of flexible pipe for an offshore field (Coface export credit) U.S.$175 million for the construction of an offshore platform for Petrobas (combination of multi-source export credits guaranteed by ECGD and GIEK, a finance credit and financing by Nordic Investment Bank);

Chile: U.S.$26 million for a hydrogen unit (commercial bank loan);

Czech Republic: €18 million for the renovation of a Ethylene factory for Chemopetrol (business credit given by Kreditanstalt für Wiederaufbau (KfW));

Egypt: U.S.$1 billion for the construction of a refinery in Alexandria (confirmation of letters of credit and financing granted by European Investment Bank (EIB));

Malaysia: Financing of a U.S.$140 million polyethylene unit contract (Coface and Hermes export credits and a commercial loan);

Oman: U.S.$536 million for a nitrogen fertilizer plant (export credit guaranteed by Coface and Sace, with a standby letter of credit);

Qatar: U.S.$157 million for two LNG process trains (export credit guaranteed by Sace); and

Russia: €21 million for the equipment for an ethylene unit (export credits guaranteed by Atradius and Euler Hermes).

Turkmenistan: U.S.$446 million for a cracking unit and a lube oil plant (combination of commercial loans and multi-source export credits guaranteed by Hermes, Coface, Office National du Ducroire, Turkish Eximbank and Malaysian Eximbank), and €112 million for a diesel treatment unit (guaranteed by Hermès);

Uzbekistan: U.S.$300 million for the construction of a refinery at Bukhara (combination of multi-source export credits guaranteed by Coface, the Export Import Bank of the United States, JBIC and a private bank letter of credit);

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

Procurement

Our engineers develop the equipment specifications corresponding to the needs of a given project. Once our engineering work has reached the point where the characteristics of the equipment and materials needed by the project are known accurately enough, typically a few months after the beginning of the project, we generally order them rapidly, both to ensure their availability when required under the project schedule and to minimize the time over which equipment price levels might depart from those assumed in our tender bid. With the limited exceptions of flexible pipe and subsea umbilicals where we manufacture industry-leading products, we are not involved in the manufacturing of equipment. We source our equipment from a large number of independent suppliers on a worldwide basis.

Procurement of equipment from external suppliers typically comprises up to one-half of a project cost. In each of our contracts, competitive bidding by reliable suppliers is an important factor in cost containment. Our historical ability to procure equipment from suppliers in a quality-conscious but cost-contained manner has been a key to our success with lump-sum turnkey contracts. We continue to apply our procurement policy, except for products containing flexible pipes, in which we believe we are the global leader and therefore possess the most advanced products.

We have established a Global Procurement Network, coordinated by a Global Procurement Officer, to organize the supply of the appropriate equipment at competitive conditions and in conformity with industry best practices for international bidding. The procurement network is composed of more than 20 regional and local procurement centers located throughout the world, sharing common tools and procedures to cover the full sequence of operations spanning from the sourcing, ordering and production monitoring of the goods, to their inspection, testing and final delivery. Most of the Global Procurement Network’s staff of over 800 buyers, expeditors and inspectors, have a long professional experience in fields relevant to our business segments. For each project, a project procurement manager is nominated to coordinate procurement activities for this project. All regional centers support the project procurement manager by verifying the qualifications of local suppliers and by optimizing the provision of inspection, shipping and logistics services for goods manufactured in their zone. We believe that the geographic proximity of these centers to suppliers and subcontractors enables us to carry out more effective expediting and quality controls, and to identify technological innovations and industry developments earlier than might otherwise be the case.

Since 2001, we have carried out a growing part of our equipment procurement using a proprietary business-to-business Internet system. Late in 2006, we initiated a program to modernize our system along with the evolution of our needs and of state-of-the-art software technology. The new system is planned to be deployed early in 2008.

Conducting our equipment sourcing process with this electronic system reduces transaction costs and delays through the rapid diffusion of invitation to bid packages and the ability to standardize the receipt and the evaluation of electronic bids. The system also helps by increasing competition among our suppliers by providing accessibility to potential suppliers no matter where they are located. Use of a worldwide network organization supported by Internet technology also allows our widely spread purchasing centers to better coordinate procurement and benefit from economies of scale. The Internet system handles all aspects of procurement of equipment and related services, including calls for bids, clarification of tender specifications, submission of bids, bid analysis and finally either bid negotiation or an auction process. In addition to these tasks, our e-procurement system also hosts our vendor database and provides assistance in tasks such as estimate requests, equipment design, delivery logistics, and invoicing.

The volume of purchase orders that have been negotiated through our Internet system exceeded €1 billion in 2006. Still, a fair portion of our procurement continues to be handled through other channels, either because several of our major projects are run by joint ventures using other systems and tools agreed upon with our partners, or because the e-procurement channel is not optimally suited for dealing with situations of too narrow competition or with orders for some large highly customized equipment. The portion of procurement committed in USD and USD-linked currencies amounted to approximately 43% in 2006.

The processes in place within the Technip organization allow us to procure equipment and materials at the most competitive conditions, while keeping control over risks associated with exchange rates variations. The high price volatility on the raw materials and equipment markets experienced in 2005 continued in 2006, preventing us from reliably measuring the savings generated by our purchasing organization.

The projects we manage as well as our own operations require us to procure a wide variety of equipment, bulk materials and raw materials.

Our requirements in equipment for onshore facilities and offshore platforms include a variety of process equipment, heaters and furnaces, pressure vessels, rotating machines, piping and structural steel materials and electrical and instrumentation components. These items are procured worldwide from a large number of suppliers. Among the major suppliers of our Group in 2006 are companies such as General Electric, Rolls-Royce, Flowserve, Saudi Cable, Hisaka Works, EETC, Alfa-Laval and Tenaris.

Our principal raw materials requirements for manufacturing flexible pipe include high grade stainless steel strips, carbon steel wires and a variety of specialized plastics. We purchase stainless steel and carbon steel from major European suppliers at prices that are renegotiated each year and that apply to all our factories. Most of the raw materials used by our Brazilian plant are purchased from local suppliers. We purchase most of the raw materials used in flexible pipe and umbilical manufacturing from top-tier companies such as Arkema, Solvay, Outokumpu, Sandvik, Bekaert and several affiliates of the Mittal-Arcelor group (Trefileurope, Ugine, Acesita, Belgo Mineira) pursuant to fixed-price supply contracts renewable at the end of each year.

We maintain stable relationships with our principal suppliers and have managed to obtain adequate quantities of high quality raw materials to meet our manufacturing requirements. We continually attempt to develop alternate sources of supply for most of our strategic raw materials.

In 2006 overall, the volatility of metals prices, especially steel, nickel and copper, has put pressure directly or indirectly on our purchasing costs mainly for stainless steel products, electrical equipment and cables. At the same time, the overload in some segments of the industry has led to an increase of the lead times for steel equipment (e.g., pressure vessels) and components (e.g., line pipe). However, we experienced limited shortages, or we managed to mitigate them, in the delivery of strategic materials, for instance in niche areas such as titanium-based products. Due to the heavy workload of the industry in general, although carbon steel price increases have slowed down, we have experienced continued pressure on equipment prices, which however we managed to contain within reasonable limits by leveraging competition and the bargaining potential resulting from our global purchasing volume.

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

While all companies in the engineering and construction industry rely on subcontracting to some extent, most of our international competitors rely heavily on their own construction units. We believe that maintaining our focus on the management of the construction process, rather than carrying out the construction ourselves, benefits our projects in several ways:

•	systematic recourse to competitive bidding contributes to cost containment, allowing us to submit competitive project bids with acceptable opportunities for achieving high operating margins;

•	our freedom to subcontract to a large pool of construction companies allows us to select the firms with the most relevant technical expertise for a given project;

•	in periods in which we require fewer construction services, we do not carry the related overhead and payroll costs of an internal unit; and

•	we believe that, on average, we are able to produce higher operating margins from management of construction than from the construction work we subcontract to others.

Commissioning & Start-Up

Prior to delivery, our commissioning & start-up division conducts field testing to ensure that the facility is not just operational, but that it meets our client’s exact contractual specifications as well as national regulations and our own construction standards. To the extent a facility relies on licensed technology, the licensor typically participates in its commissioning and start-up. During the pre-commissioning and commissioning phases, we subject each piece of equipment to simulated operating conditions. During the start-up phase, we commence actual operation of the facility. In our Offshore SURF and Offshore Facilities segments, a competitive advantage is our ability to conduct a substantial portion of the commissioning services onshore at lower costs than would be incurred providing such services in the open seas. Where our contribution to a project consists of engineering, procurement, construction and installation (known as “EPCI contracts”) of the subsea portion, we do not provide commissioning or start-up services to the client.

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

In order to protect against the risks described above, we pursue a strategy of risk management based principally on the following elements:

•	selecting projects carefully, which may result in not bidding on a project that we do not believe will offer us profit opportunities adequate to cover risks;

•	ensuring adequate technical capacity to meet contract obligations, including not bidding on projects outside our core competencies;

•	using our global scale to diversify counterparty, country and industry risks;

•	participating in joint ventures to spread risk over more partners and more projects;

•	estimating and controlling costs in reliance on our extensive experience in procuring equipment, materials and services, particularly for turnkey projects, and analyzing cost trends;

•	commencing activities only after a project’s financing and government authorizations have been secured;

•	ordering equipment rapidly and in the currency of our project receivables, which minimizes price and exchange rate risk;

•	selecting appropriate subcontractors and suppliers based on technical abilities and financial strength;

•	effective negotiation of contract terms and conditions including payment, change in laws, change orders, force majeure, etc., to minimize contract and financial risks;

•	using experienced project managers;

•	conducting regular project reviews by senior management together with project management; and

•	obtaining appropriate insurance.

In order to further reduce risks, our policy is to contractually exclude consequential damages and limit liquidated damages for late completion, unsuccessful performance tests and defective or non-conforming work. In line with practice in our industry, our contracts generally limit our maximum aggregate liability to a range of 5% to 20% of the contract price, depending on the nature and the size of the contract, and allow for price adjustments in the event of changes in law that affect the project. For some risks, notably environmental hazards, we may remain a potentially responsible party by operation of law in some jurisdictions. We also seek that our clients and subcontractors subscribe to adequate insurance directly and we try to obtain indemnity agreements, whenever possible, from our customers, subcontractors and joint-venture partners requiring these persons to indemnify us against the risk of some claims relating to injury to our employees, damage to our property and consequential damages.

Business Risks

In addition to the technical expertise needed to design and supervise all aspects of the project, a lump-sum turnkey contract generally requires significant management skills. We determine the price and delivery dates which we include in our project bids after conducting an in-depth proposal study including cost estimates and financial risk analysis.

If we manage the project so that delivery is timely and our sourcing of subcontractors and equipment is on or under budget, lump-sum turnkey projects can bring in significant margins. Conversely, if we do not deliver a project on time, we are generally subject to the payment of liquidated damages to our client. If we are not able to complete a project at the cost estimated in our bid, we record, as appropriate, lower margins or losses. If the delay or change in costs is imputable to a change in the client’s orders, however, then the extra costs are charged to the client’s accounts.

Our turnkey contracts are subject to the protection of force majeure, hardship provisions or similar clauses, as applicable. However, we bear particular risks, such as unanticipated increases in the cost of equipment, materials or manpower due to inflation or unforeseen events, such as site mishaps, equipment or material delivery delays, delays in the use of our ships, equipment failure and suppliers’ and subcontractors’ failure to perform. Other factors that may add to an individual project’s risks include the novelty of the technologies used, the experience of our equipment vendors and construction subcontractors in similar projects, the scheduling needs of the client and the project’s location in a developing country. The management of a turnkey contract through a joint-venture structure and the complexity of our relationships with subcontractors, although diversifying our risk exposure, may in some cases increase the project’s risk of delay or cost overruns. Because our turnkey contracts typically run over several years and their risks are based on factors (such as geological conditions, labor availability during the construction phase or performance of new designs) which are typically not known at the time of bidding or even before substantial procurement and engineering work has been completed, it is difficult to predict these risks and assess their potential effect on contract costs and margins when we submit bids or during the early phases of a project. See Note 1C(b) to our Consolidated Financial Statements included in this annual report.

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

After delivery of a completed operational facility we continue to bear the risk of claims for damages arising under our contractual guarantees during the guaranty period, the scope of which varies by project. The standard percentage for bank guarantees may be in the range of 10% to 20% of the contract price — reduced after delivery for equipment warranty — (it being understood that it may be reduced for large projects) and are irrevocable and binding until expiration of the guarantee period. The guarantee period typically runs for 12 to 24 months from our client’s acceptance of the facility.

Cash Flow Risks

Lump-sum turnkey contracts also require us to manage cash flow risks. Under these contracts, we are obliged to make large expenditures to execute a project. Our basic goal for each project is to ensure that, at any point in time, the sum of client payments received (plus any interest thereon) exceeds the sum total of our project disbursements to date plus payables due before the next progress payment is expected and also covers the risk of early termination. To achieve this goal, we negotiate our project down-payment and progress payments in amounts and at times corresponding to expenditures and exposures. Additionally, our project managers do not authorize procurement or other outlays for which the cost has not been covered.

Before we commence the design process or incur any project management expense, our client must make a down-payment to us typically representing 5% to 10% of the contract price and provide security as to the availability of financing for the remainder. Over the life of the contract, our client continues to pay us installments on the contract price, typically in progress payments or upon our achieving agreed objective milestones such as, for example, the completion of the project’s engineering drawings or the delivery of equipment to the site.

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

Engineering Service Contracts

In addition to carrying out turnkey projects, we also provide stand-alone engineering services. Service contracts collectively accounted for approximately 12.5% of our revenues in 2006 and 6.5% of backlog as of December 31, 2006. While we bill these services on an hourly or a cost plus fee basis or a fixed price, we aim to accept only projects meeting the same profitability criteria as in turnkey project management and have historically achieved comparable margins.

From a marketing perspective, service contracts also allow us to establish a relationship with potential future clients and, in the case of project feasibility studies, to become involved at an early stage in turnkey projects for which we may later submit bids.

Installation and Offshore SURF

We carry out a range of services in the Offshore SURF segment, principally focused on the subsea installation of pipeline with related construction activities and the maintenance of existing subsea systems.

Rigid Pipelay.  We install rigid steel pipe applying the reel-lay method from our two pipelay ships: the CSO Apache and CSO Deep Blue. In addition, we perform related construction services using our fleet of diving support vessels. See “— Property, Plant and Equipment — Marine Service Vessels” below. All the rigid pipelines laid by our pipelay vessels are assembled at one of our spoolbases located in Scotland, Norway, Angola and the United States. Onshore spoolbases permit us to complete the manufacturing process onshore and in advance of installation, at lower cost, whereas part of this process is typically completed offshore in conventional pipe laying conditions. Work occurs in a more stable, controlled and safer work environment prior to the pipe being taken offshore.

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

Flexible Pipelay and Umbilicals.  We install flexible pipe and umbilicals using dedicated dynamically positioned marine service vessels (DP Vessels). See “— Property, Plant and Equipment — Marine Service Vessels”. Our deepwater pipelay vessel, the CSO Deep Blue, is able to lay both flexible and rigid pipe at a water depth of 2,500 meters and began its first job in summer 2001 in the Gulf of Mexico. The CSO Constructor can carry out full flexible pipe laying operations in water depths down to 1,500 meters and carry 4,000 tons of flexible pipes or umbilicals. In 2004, we acquired the CSO Deep Pioneer, a medium construction vessel capable of laying flexible pipes. Each marine service vessel can be fitted with either VLS (vertical laying systems) or any other specialized flexible pipe laying equipment that enables us to track the laying routes, approach close to surface platforms and lay pipe accurately. We regard our fleet and installation experience in the installation of flexible pipe to be a competitive plus. Furthermore, our diving support vessels are also used to install flexible pipe on some projects where volumes are necessarily more modest. See “— Property, Plant and Equipment — Marine Service Vessels”.

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

Manufacturing and Supply

We manufacture a limited amount of highly specialized equipment for our own use and to supply to third parties. All our manufacturing and supply activities are accounted for as part of our Offshore SURF and Offshore Facilities segments, and consist principally of flexible pipe, drilling and refining application pipes (known as “DRAPs”) and umbilicals as well as our manufacture of Spar platforms. All of our products are designed and manufactured to meet a particular customer’s order. As a result, we generally carry a relatively small inventory. Our principal manufacturing sites are located in France, Brazil, the United States and the United Kingdom. We own a construction yard located in Finland.

Flexible Pipe.  We are the world leader in the manufacture of offshore flexible pipe, with an estimated market share of 70% on the basis of 2006 production volumes. Flexible pipe is primarily used as an alternative to rigid steel pipe for the offshore transportation of oil and gas. Composed of layers of steel wires and thermoplastic sheaths, flexible pipe can be engineered to withstand a more corrosive environment to improve its fatigue behavior in dynamic environments and to provide greater insulation than conventional rigid steel pipe while remaining flexible. These qualities, combined with generally lower installation, maintenance and removal costs compared to rigid steel pipe, make flexible pipe particularly suitable for certain offshore situations such as deepwater, rugged ocean floors and small, dispersed fields of hydrocarbons.

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

Umbilicals.  We are a world leading manufacturer of control/chemical injection umbilicals (underwater conduits that carry hydraulic/electrical power, data signals and/or well service fluids for the operation and control of subsea installations) which link subsea wells to fixed or floating production facilities under particularly difficult conditions. Our principal manufacturing activities are conducted in Newcastle in the United Kingdom, and in Houston, Texas, through our subsidiary Duco. Umbilicals are often manufactured using technology similar to that used in manufacturing flexible pipes. In July 2002, we signed a partnership agreement with Sonangol to establish a jointly-owned subsidiary, Angoflex Limitada, for the manufacture of umbilicals on the logistical base of Sonamet, located in Lobito, Angola. This plant has been operational since mid-2003.

Spar Manufacture.  We design and manufacture floating platform hulls, such as Spar hulls for our deepwater projects. Spar hulls are generally manufactured by our Finnish subsidiary Technip Offshore Finland Oy, which employs approximately 700 persons at its plant near Pori, Finland. These hulls are transported in a dry tow to the Gulf of Mexico. We have also licenses or agreements with other yards for other areas in the world (such as Far East). Technip USA, Inc. has developed the risers systems and mooring lines and also has designed in some cases the topsides to be installed on the hull. We are typically responsible for the engineering, procurement, manufacture and delivery of the complete hull, moorings and riser system and also in some cases the topsides.

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

Projects in developing countries are generally more price sensitive than projects elsewhere and, reflecting the strong preference of the financial institutions typically providing credit, are mainly for lump-sum bids. Frequently, competition for projects in developing countries also depends on the bidders’ ability to assist the client in obtaining financing, including multi-source solutions through national and international development banks and agencies. It is not unusual for access to local financing to require undertaking the project through a local subsidiary or with a local joint-venture partner.

In 2005, we rationalized and simplified our corporate structure in order to further improve our efficiency. A new structure — the Operations Division — takes care of the management of project execution resources. Moreover, a new single structure, the Oil and Gas division, handles the negotiation and management of contracts for all oil and gas facilities (Offshore and Onshore-Downstream). This simplified regrouping replaces our historical distribution into Branches.

With this simplified corporate structure, the Group is in a better position to efficiently manage the expected growth in its business segments. The decentralized structure fits with the global extension of the Group and permits the Group’s top management to make decisions on major contracts (i.e., contracts that are above specific thresholds according to the related Regional or Sectorial Business Unit Concerned).

Because of the high cost and management resources required in preparing a bid on a large turnkey contract, we only bid on selected projects. Each project is analyzed, with no exception. Before bidding, we estimate the costs and analyze the technical, commercial, financial and legal aspects of the project. Each bid must be authorized by management by an “Authorization to Tender” or “ATT”. Once the bid has been submitted, the costs and financial and legal analyses are updated. The contract cannot be entered into and the project cannot be accepted without an “Authorization to Commit” or “ATC”.

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

Offshore Facilities.  Our principal competitors in the design and construction of surface facilities for the offshore oil and gas industry include Aker Kvaerner, KBR, J. Ray McDermott and Saipem, as well as three Korean companies: Daewoo, Hyundai and Samsung.

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

Robotics.  Until our sale of the robotics business in February 2007, we competed with a limited number of specialized ROV and subsea robotic equipment manufacturers, including Soil Machine Dynamics Ltd., and a number of smaller companies that produce low volumes of ROVs, trenchers and the like. In addition, we faced competition from major ROV contractors who also build and refurbish vehicles for their in-house use. See “Item 5. Operating and Financial Review and Prospects — Recent Developments”.

Onshore-Downstream

Our main competitors include U.S. companies such as Bechtel, Fluor, Foster Wheeler, Jacobs and KBR; Japanese companies such as Chiyoda, JGC and Toyo; European companies such as Linde, Lurgi and Snamprogetti, which was recently merged with Saipem; Korean companies such as GS, Hyundai and SK. In some instances, we have established joint ventures on projects with some of these competitors, see “— Description of Our Operations”. In addition, local engineering and construction companies are present in developing countries, as competitors or as partners in project joint ventures.

Technology

To support our engineering and industrial activities, we hold a large number of patents, trademarks, software copyrights and other intellectual property, including intellectual and industrial property licensed from third parties. We have approximately 2,000 patents in force all over the world in offshore technologies, particularly in technologies related to rigid or flexible subsea pipelines, umbilicals, riser systems, fixed and floating platforms and topsides as well as in onshore technologies related to gas processing and liquefaction, refining, olefin production, hydrogen production, cement and hydrometallurgy. Some of these patents are held in common with Institut Français du Pétrole (the French Petroleum Institute or “IFP”), and other industrial partners. In addition, we have entered into several technological alliances in petrochemicals giving us privileged or exclusive access to first class technologies. Our broad portfolio of proprietary and licensed technologies is a strategic asset in winning and implementing projects.

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

Our internally financed research and development expenses for 2006 and 2005 were €34.9 million and €29.4 million, respectively. A large part of our research and development activities are made within specific projects, and therefore not included in these amounts.

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

Technology Alliances

We participate in technology alliances in our Onshore-Downstream segments, notably with BP Chemicals in the area of PTA, with INEOS in the area of polyethylene and polypropylene, with Dow Chemicals in the area of ethylene furnaces and with Air Products in the area of hydrogen production units. In our Offshore SURF and Offshore Facilities segments, we conduct research jointly with IFP, particularly in the field of deepwater offshore oil and gas production.

Acquisitions

We also occasionally obtain access to important technologies through the acquisition of the businesses that developed them. For example, through our acquisitions of the KTI businesses, which have since been renamed Technip Benelux, Technip USA and Technip KT India, we have gained advanced capabilities and proprietary technologies in the ethylene and hydrogen sectors, described elsewhere in this annual report. Coflexip’s acquisition of the Deepwater Division of Aker Maritime ASA gives us access to the SPAR portfolio of technologies for offshore floaters.

Human Resources

Our key resource is our 22,000 employees which are multicultural, with 77 nationalities, working in 50 countries around the world. In 2006, the Group continued to strengthen its human resources in order to deal with the growth of its activities. The skills and diversity of our human resources give us the flexibility to best adapt to the needs of our clients by organizing our employees into multicultural and mobile teams. We are dedicated to the development of the expertise and know-how of our employees. The main missions of our human resources policies are to recruit the talent which the Group needs, to facilitate their integration, to encourage the development of their skills in order to accompany the growth in our operations, to organize their geographic and professional mobility and to pursue and enrich social dialogue.

An Expanding Workforce

During 2006, the overall number of Group employees grew from 20,898 (at the end of December 2005) to 22,085 (at the end of December 2006). The highest number of recruitments of staff employees was in Europe (+978 employees), Asia Pacific (+423 employees) and South America (+377 employees).

We increased our recruiting during 2006, mainly through permanent contracts; 3,876 people were hired under these permanent contracts.

Our strong attraction in the employment market is still maintained at a high level: the Group received some 47,000 unsolicited job applications (against 46,000 in 2005). However, market tension is high and some experienced profiles are lacking on the market.

An Active Policy of International Mobility

Mobility, between units, job families, across boundaries, is inherent to our activities. We consider it is a very strong factor of sharing best practices and fostering a common culture, as well as a great vector for Human Resources development.

Therefore, we encourage internal recruitment, promote internal vacancies, and assist our employees in developing internal career paths.

More than 1,000 Group employees are on international assignment, within 47 countries. Through our international mobility policy, we do our best to adapt to specificities of the various host countries, to take into account, when needed, living conditions of expatriate families, or split-family situations. The security of international assignees and their relatives is a priority.

Training

Our employees have access to a number of major training programs to meet several important needs like training in the techniques and tools used on our projects and management courses for employees with high potential. Specialized courses (“Technip education”) are available to employees on the basis of various modules (e.g., introduction to subsea and floater technologies, manufacturing of flexible pipes, technologies used in flexible and rigid pipes).

Specific training has been organized for Project Directors at the Group level, with the first one in September 2006 and two others scheduled in 2007. Its aim is to allow Project Directors to share their professional experience and their project management best practices.

Motivation Through Employee Ownership

Employee shareholding plans and stock option plans have contributed to the involvement of our employees in the life and the success of the Group. To the best of our knowledge, as of December 31, 2006, employees of the Group holding shares, held in custody through administered ES Plans as defined in Article L.225-102 of the French Commercial Code, represent 1.70% of our share capital.

Expansion and Internationalization of Our Workforce

Our 22,000 employees had the following geographic distribution at the end of 2006: 51% in Europe (20% in France, 14% in the United Kingdom, 6% in Italy, 6% in Finland and 5% in the rest of Europe); 21% in the Americas (including 8.5% in the United States); 19% in the Asia-Pacific region; 6% in the Middle East; 2% in Africa; and 1% in the rest of the world.

The following tables show our year-end number of employees for the three years ended December 31, 2006, 2005 and 2004 in terms of their function and in terms of their geographic location:

	Year ended December 31,
	2006	2005	2004

Employees	17,100	15,400	15,300
External staff	4,900	5,600	3,700

Total	22,000	21,000	19,000

	Year ended December 31,
	2006	2005	2004

Europe, Russia, Central Asia	11,400	11,500	10,500
Africa	400	300
Middle East	1,400	1,280	1,100	(1)
Asia-Pacific	4,240	3,820	2,850
Americas	4,560	4,100	4,550

Total	22,000	21,000	19,000

(1)	Employees in the Africa and the Middle East regions were accounted for together.

Employee Relations

In recent years we have not experienced significant strikes by our employees. We believe that we maintain good relationships with our employees and their unions. We have developed a structured incentive program, including stock options for senior management and bonus plans for all employees, and we dedicated significant resources to training programs worldwide.

In 2006, the majority of the proposals which have been made by the “Technip Think Tanks” (proposals made to the Executive Committee on seven transversal development themes) have been implemented and achieved.

Membership of our employees in trade unions varies from country to country and we have entered into a variety of collective bargaining agreements: 39 agreements were signed in 2006.

At the European level, employees are represented by the European Works Council, which includes 14 employee representatives of the nine European countries where Technip is established. In 2006, the European Works Council met twice. During these meetings, its members had the chance to receive information and exchange points of view on the financial results, the activity and prospects of Technip as well as the policy and practices of the Group in Information Technology, Quality, Health and Safety, Sustainable Development and Human Resources. The members of the European Works Council have also been trained to the communication in a multicultural environment. A project of an intranet site dedicated to the European Works Council has been presented and will be finalized and implemented in 2007.

In France, four of the five principal French labor unions, as well as an internal labor union, are represented in our units. As required by French law, our management holds periodic works council meetings with a delegation of union representatives. Our management also holds other periodic mandatory meetings with employee representatives.

Property, Plant and Equipment

Our principal facilities consist, not taking into account our vessels, of office space at our headquarters and our regional Business and Production Units. Since mid-2003, we centralized 2,800 employees of our Paris operations in one rented building. In most cases, we lease the remainder of our office space. We own or lease construction yards and manufacturing facilities in connection with our Deepwater Division’s Offshore Facilities operations and our manufactures of flexible pipe and other subsea products. We believe that our property is adapted to our needs. Our property, plant and equipment, excluding our fleet, were recorded in our consolidated accounts for €382.3 million as of December 31, 2006, of which land and buildings accounted for €78 million. Our fleet of offshore construction vessels, described below, accounted for €376.1 million at that date.

Principal Properties

As of December 31, 2006, we owned or held under long-term leases the real property described below:

Location	Function	Status

(Europe)
Courbevoie (Paris-La Défense), France	Group HQ and Offices	Leased
Paris, France	Offices	Leased
Le Trait, France	Plant and Offices	Owned
Lyon, France(1)	Offices	Leased
Aix-en-Provence, France	Offices	Co-owned
Nîmes, France	Offices	Leased
Rome, Italy	Offices	Owned
Zoetermeer, The Netherlands	Offices	Leased
Düsseldorf, Germany	Offices	Leased
Newcastle, UK	Plant and Offices	Leased/Owned
Aberdeen (Scotland), UK	Offices and Warehouses	Leased/Owned
London, UK	Offices	Leased
Evanton (Scotland), UK	Plant and Land	Leased/Owned
Pori, Finland	Land, Plant and Offices	Owned
Hemiksem, Belgium	Offices	Owned
Barcelona, Spain	Offices	Leased
Oslo & Stavanger, Norway	Offices	Leased
Orkanger, Norway	Plant and Land	Leased/Owned
(Eastern Europe)
Baku, Azerbaijan	Plant and offices	Leased
St Petersburg, Russia	Offices	Leased
Moscow, Russia	Offices	Leased
(Asia)
New Delhi, India	Offices	Owned
Chennai, India	Offices	Leased
Mumbai & Kolkata, India	Offices	Leased
Kuala Lumpur, Malaysia	Offices	Leased
Yokohama, Japan	Offices	Leased
Shanghai & Tianjin, China	Offices	Leased
Jakarta, Indonesia	Offices	Leased
Bangkok, Thailand	Offices	Leased
Singapore, Singapore	Offices	Leased
(Oceania)
Perth, Australia	Offices	Leased
(Northern America)
Channelview (Texas), USA(2)	Plant and Land	Owned
Claremont (California), USA	Offices	Leased
Mobile (Alabama), USA	Plant and Land	Leased/Owned
Houston (Texas), USA	Offices	Leased
Saint John’s, Canada	Offices	Leased
(Southern America)
Vitoria, Brazil	Plant and Land	Leased/Owned
Rio de Janeiro, Brazil	Offices	Leased/Owned
Macae, Brazil	Plant and Offices	Owned
Caracas, Venezuela	Offices	Co-owned
Bogota, Columbia	Offices	Owned

Location	Function	Status

(Africa)
Lagos, Nigeria	Offices	Leased
Port Harcourt, Nigeria	Plant and Offices	Leased/Owned
Lobito, Angola	Plant and Land	Leased/Owned
Dande, Angola	Plant and Land	Leased/Owned
Luanda, Angola	Offices	Leased
(Middle East)
Dubai, U.A.E.	Offices	Leased
Abu Dhabi, U.A.E.	Offices	Leased
Doha, Qatar	Offices	Leased
Al Khobar, Saudi Arabia	Offices	Leased
Sana’a, Yemen	Offices	Leased
Tehran, Iran	Offices	Leased

(1)	In 2006, we completed a “Sale and Lease Back” operation with respect to our office building in Lyon (France).

(2)	Owned subject to an encumbrance (i.e., lien on tangible assets).

None of the real property that is leased belongs to an executive of the Group.

We believe that our facilities are suitable for our needs and are well maintained. Operations at all manufacturing facilities are conducted five to seven days a week.

Marine Service Vessels

As of December 31, 2006, we used 14 pipelay, construction and diving support vessels 13 of which we operated. All vessels are owned by the Technip Group except for CSO Wellservicer which is under a long-term lease and Normand Pioneer which has been chartered, as shown in the following table. We also operate a fleet of work class and observation class ROVs, together with a range of burial and tooling assets. The following table presents information on our fleet as of December 31, 2006:

	Overall
	Length	Maximum Lifting Capacity	Diving
Name	(meters)	(metric tons)	System

Sunrise 2000	132	120 (3 cranes)	No
CSO Deep Blue	207	400 (3 cranes)	No
CSO Apache	123	85 (3 cranes)	No
CSO Wellservicer(1)	111	130 (2 cranes)	Yes
CSO Constructor	127	115 (3 cranes)	No
CSO Orelia	119	200 (2 cranes)	Yes
CSO Alliance	78	140 (3 cranes)	Yes
CSO Venturer	129	225 (2 cranes)	Yes
CSO Deep Pioneer	156	150 (2 cranes)	No
Normand Pioneer(2)	95	150 (A-Frame)	No
SEAMEC 1	76	30 (1 crane) + 15 (1 crane)	Yes
SEAMEC 2	93	50 (1 crane) + 30 (1 crane)	Yes
SEAMEC 3	93	50 (1 crane)	Yes
SEAMEC PRINCESS	123	100 (1 crane)	Yes

(1)	This vessel is under a long-term operating lease agreement.

(2)	This vessel is under a long-term charter agreement.

In 2006, as part of its strategic fleet development and renewal program, Technip launched the building of a new Diving Support Vessel in a joint venture with DOF, to provide support for the performance of the Subsea Services Frame Contract that Statoil awarded to Technip in 2005. Technip also entered an eight-year agreement with DOF for the charter of the Skandi Achiever on a time charter basis to support subsea construction and Inspection Repair and Maintenance operations in the UK sector of the North Sea. In addition, Seamec purchased the Ocean Princess for conversion as a diving support.

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

In the same way, our large customer base means that we are not dependent on any one individual customer. Over the course of the last three years, our principal customers (representing over 5% of revenues) were as follows:

	Year ended December 31,
	2006	2005	2004

Total revenues	6,926.5	5,376.1	5,140.9
Principal customers with the following percentages of revenues:(1)
Customer A	14.0%	11.6%	7.4%
Customer B	11.4%	6.0%	4.5%
Customer C	5.2%	3.9%	4.1%
Customer D	3.3%	6.7%	8.3%
Customer E	—	3.0%	7.7%
Customer F	0.8%	4.4%	7.2%

(1)	When a contract is awarded by a joint venture, the entire amount of revenue recognized on such contract is to the leader of the joint venture.

Pledged Assets

As of March 31, 2007, none of our material assets are pledged.

Insurance Coverage

We obtain appropriate and specialized insurance to cover construction and financing risks for each project, professional liability insurance program for the Group, and generally maintain comprehensive insurance covering our assets and operations at levels, which we believe to be appropriate. In the course of 2003, we established a captive reinsurance company, which contributes to our global approach of risks and related costs management. Loss or damage to our products and/or materials to be incorporated into the project works during installation is generally covered by “builder’s all risks” insurance that, in general, is either re-invoiced or maintained directly by the customer.

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

Fabrications Units & Engineering Centers

In most jurisdictions, our fabrication units and Engineering centers may be subject to the prior granting of environmental licenses or permits or to prior notification. In order to improve our environmental performance, our main fabrication units and our main engineering centers are certified according to the ISO 14001 Standard for Environmental Management Systems. We use a limited variety of products and substances in our operations, some of which may be considered potentially hazardous to public health and the environment and we continuously invest in plant and equipment to reduce consumption of raw and potentially hazardous materials used in manufacturing and construction processes, as well as to recycle waste materials and minimize the impact of discharges to land, air or water.

As a practical matter, no enterprise engaged in complex and geographically diverse operations such as ours can fully appreciate the nature and effect of judicial, legislative or regulatory developments relating to health, safety and environmental protection regulations applicable to our operations, as well as the technology and duration of time available to comply with those regulations. Nevertheless, we believe that recent or future European Regulations, which will apply to our activities, should not have a significant negative impact on our activities, or incur significant additional cost, such as the following regulations:

•	Directive 2003/87/EC of October 13, 2003, establishing a scheme for greenhouse gas emission allowance trading within the Community has been transposed into national law by the European Union member states. Its provisions have been implemented since January 2005 through the allowance of CO2 emission quotas to a number of industrial sites for the period 2005-2007. The revised quotas for the period 2008-2012 do not seem to apply to our activities. However, the situation may evolve;

•	Directive 2004/35/EC of April 21, 2004 establishing environmental liability with regard to the prevention and remedying of environmental damage, which should have been transposed into national law of the State members by April 30, 2007, generally provides for the “polluter-pay” principle. In France, the transposition requires a law and a decree, which are both expected to be adopted in late 2007; and

•	Regulation 1907/2006 of December 18, 2006 concerning the Registration, Evaluation, Authorization and Registration of Chemicals (“REACH”) is gradually being implemented pursuant to a schedule running from June 1, 2007 to June 1, 2009. It imposes, in particular, on companies that manufacture and/or import chemicals to assess the risks resulting from the use of such chemicals and provide safety data regarding these products.

Fleet

All vessels in our offshore fleet comply with the International Maritime Organization International Safety Management (ISM) Code. The nine vessels that we own and manage through our Aberdeen office are ISO 14001 certified.

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

The maritime laws, diving and health and safety regulations of the jurisdictions in which we operate govern our operations in these areas. In the North Sea, these regulations govern working hours and a specified working environment for divers, as well as standards for diving procedures, equipment and diver health. The North Sea standards are one of the most stringent worldwide and form the basis around which our diving operations are conducted worldwide. In the absence of any specific regulation in other geographic locations, our Offshore SURF and Offshore Facilities segments adhere to their internal standards, which meet those set by the International Marine Contractors Association and the IMO.

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

For all projects, we seek to negotiate our contracts to include a cap for potential environmental damages and we require indemnity agreements from our customers and subcontractors above.

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

Corporate History

We were incorporated under French law in 1958 by IFP to develop expertise in engineering and construction services. In 1994, we became a publicly traded company in France when our shareholders conducted a French public and international institutional offering of our shares. In 1999, we carried out a corporate restructuring which transformed us into a pure holding company through the transfer of all of our engineering and construction operations to Technip France, a wholly owned subsidiary. In October 2001, we acquired directly and indirectly 98.36% of the share capital of the offshore engineering and construction group, Coflexip. At the same time, we listed American Depositary Shares on the New York Stock Exchange under the symbol TKP. In July 2003, within the context of the reorganization of the French subsidiaries of the Group, the shareholders of Technip and Coflexip approved the merger of Coflexip into Technip which already held more than 98% of Coflexip’s capital following the public offerings launched in July 2001. The shareholders of Coflexip received nine Technip shares for eight Coflexip shares.

The Technip Group is made up of 111 wholly owned subsidiaries and 93 other subsidiaries and affiliates in some 48 countries. Our registered and executive offices are located at 6-8 Allée de l’Arche, Faubourg de l’Arche — ZAC Danton, 92400 Courbevoie, France (telephone: (011-33-1) 4778 2121). For purposes of receiving process in the United States solely with respect to our obligations under the United States Securities Exchange Act of 1934, as amended, our agent is CT Corporation System, 111 Eighth Avenue, New York, NY, 10011, and the telephone number is (+1-212) 894-8500.

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

As of December 31, 2006, our organizational chart was as follows:

Following the Board Meeting of April 27, 2007, our organizational chart is as follows:

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

General

Taken as a whole, our operations are not seasonal because of our geographic diversity of operations and mix of upstream and downstream projects. Individual contracts, however, may be subject to seasonality, primarily due to the effect of weather conditions on construction activity, particularly in the North Sea, Canada and Gulf of Mexico. In addition, our upstream oil and gas activity is typically characterized as a cyclical industry. To date, however, our business in this sector has shown relatively steady growth, primarily due to relatively robust global economic conditions and a generally higher level of prices worldwide for hydrocarbons.

Changes in Scope of Consolidation

We have made significant acquisitions and dispositions, which are material to your understanding of our financial condition and results of operations. We describe below the principal changes in our scope of consolidation occurring between January 1, 2004 and December 31, 2006.

Coflexip Acquisition

Year 2006

The residual goodwill of Coflexip resulting from the two stages of the acquisition remaining after allocation to identified assets and liabilities was allocated to two business segments: Offshore SURF and Offshore Facilities.

•	The first one concerns “Offshore Facilities” that relates mainly to the Aker Maritime’s Deepwater division acquired by Coflexip in 2001; and

•	The second one concerns “Offshore SURF” (Subsea, Umbilicals, Risers and Flowlines) and corresponds to the main activity of Coflexip before the acquisition of Aker:

Goodwill net under IFRS, related to the “Offshore Facilities” segment	€304.6 million
Goodwill net under IFRS, related to the “Offshore SURF” segment	€1.931 billion

The two amounts of goodwill resulting from the allocation to the two principal business segments of Coflexip were the subject of an impairment test according to the method of cash flows converted to a current value (see Note 1C(f) to the Consolidated Financial Statements). The book value of the goodwill as of December 31, 2006 was confirmed by the impairment test.

The main evolutions on former Coflexip goodwill were the following in 2006:

•	The decrease of the Offshore SURF goodwill by €8.0 million due to the classification of Perry Slingsby Systems Inc and Perry Slingsby Systems Ltd in assets held for sale; and

•	The decrease of the Offshore SURF goodwill by €9.0 million due to the use of tax losses unrecorded before as deferred tax assets.

Year 2005

The unique 2005 variation on former Coflexip goodwill consisted in the decrease of the offshore surf goodwill by €18.3 million due to the sales of GMF assets.

Other Changes in Scope of Consolidation

Year 2006

In 2006, the assets of Gulf Marine Fabricators were sold and the gain on the disposition amounts to €20.3 million.

Year 2005

In 2005, no material change in the scope of consolidation occurred. Only three entities entered the consolidation scope, Technip South Africa (subsidiary controlled at 51%), Technip Marine Sdn. Bhd (subsidiary controlled at 90%) and Technipetrol Hellas (subsidiary controlled at 99%).

2005 was also characterized by the termination of pharmaceutical activities in the U.S. through the liquidation in progress of Technip Biopharm at the end of July 2005, the disposition of Technip Engineering Brunei on September 30, 2005 and the sale of the 83.75% interest in Technip Portugal to its management at the end of December 2005, without any significant impact on net income from continuing operations.

Over the year 2005, new legal entities were created to support contracts in joint ventures: CTJV and CTEP (Qatargas 2) in Qatar, CTJV and CTEP (Rasgas 3) also in Qatar, Yemgas FZCO in Yemen, Technip Consortium (Dung Quat) in Vietnam, HT JV (Koniambo) in New Caledonia and TPVI (Hovensa) in the U.S. Virgin Islands.

Year 2004

During 2004, we disposed of two companies, EHR and IG SpA and partially disposed of a third, KTI SpA. Our German business EHR was sold on April 7, 2004 for €12.2 million, generating a net gain of €2.3 million. Our Italian business IG SpA was sold on April 23, 2004 for €2.0 million, generating a net gain of €0.7 million. In anticipation of these dispositions, EHR and IG SpA were deconsolidated on January 1, 2004.

In a third disposition, 75% of the KTI shares were transferred to a holding controlled by employees during November 2004. We did not generate a gain in this transaction. We consolidated KTI pursuant to the equity method of accounting as of December 31, 2004 with retrospective effect as from January 1, 2004, as we continue to hold 25% of KTI’s share capital.

Finally, we transferred assets of Technip Offshore Moorings Inc. Company without any gain at the end of 2004.

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

Revenues and Cost Recognition

Because most of our revenues are generated under long-term contracts, the performance of which generally exceeds two fiscal years, the manner in which we recognize revenues and costs on these contracts is material to your understanding of our financial condition and results of operations.

Backlog represents the total amount of revenues we expect to recognize in the future as a result of performing work under signed contracts which are in force. Typically, on multi-annual contracts, no more than approximately 25% of the revenue from a new contract is recognized within the first year from the date of the order intake of that contract. Consequently, the amount of revenue recognized during the fiscal year in which order intake occurs depends not only on the size of a contract but also on how late in the fiscal year the order intake occurred in order for earned income to be generated prior to the end of the fiscal year. The majority of our revenue is generated by two- to three-year contracts, with earned revenue recognized according to the percentage of completion of the various items of the contract.

Our revenue recognition accounting policy is based on the percentage-of-completion method on a contract-by-contract basis, except for some non-significant contracts for which revenue is recognized when the service has been rendered. The percentage-of-completion ratio is computed consistently for each and every homogenous type of contracts as follows:

•	For all contracts, which include construction services subjected to performance commitments (lump-sum turnkey contracts), the percentage-of-completion is based on technical milestones defined for the main components of the contracts, once their progress is deemed sufficient which is typically a 20% to 25% level of completion;

•	For other construction contracts, the percentage-of-completion is recognized based on the ratio between costs incurred to date and estimated total costs at completion.

Use of the percentage-of-completion method requires us to make estimates of our future gross margin under the related contract. We estimate future gross margin based on a combination of factors, including periodic project management reviews, our experience in the businesses and in the geographical region in which we operate, and market condition in that region. From the signing of lump-sum turnkey long-term contracts to the completion of early phases such as engineering design, confirmation of significant orders and assurance that field conditions are satisfactory, it is necessary to firmly assess identified risks and to estimate with sufficient precision the total future costs as well as the expected timetable. As a result, we recognize any related positive gross margin once the projected gross margin can be estimated more precisely, contract by contract.

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

The impact of a plus or minus 1% change in health care cost trend rates is described in Note 24 to the Consolidated Financial Statements.

The impact of a plus or minus 1% change in the expected return on plan assets would have a positive / negative impact of € 0.8 million on the 2007 costs.

The impact of a plus 1% change in the discount rate would produce a decrease of €0.8 million on the 2007 costs while a minus 1% change in the discount rate would produce an increase of €1.5 million on the 2007 costs.

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

Impairment Tests of Goodwill

Goodwill is no longer amortized but is tested for impairment at least annually and whenever there is an indication that it may be impaired. This impairment test enables us to determine whether its carrying amount does not exceed its recoverable amount. Goodwill is allocated to cash-generating units (CGU) for the purpose of impairment testing. Each of these CGU corresponds to the Group’s businesses, representing independent cash-generating flows. The recoverable amount is the higher of selling prices and values in use related to CGU. The latter corresponds to the discounted future cash flows forecasted for these CGU. The discounted future cash flows are calculated on a ten-year basis.

Free cash flow is derived from net income before depreciation. In the third quarter, we ask every CGU to provide us with a three-year business plan including order intake, revenue and margin. Depreciations are estimated on the existing assets plus a three-year capital expenditures plan. Capital expenditures beyond the first three years are derived from the initial three-year plan and the assessment of the required capacity to meet forecasted revenues growth.

We also perform sensitivity analyses on main assumptions with regards to impairments tests, in order to ensure that no reasonable change of an hypothesis on which the Group has determined its CGU’s recoverable value, jeopardizes the conclusions of the impairment tests.

As indicated in Note 1 C.(d) to the Consolidated Financial Statements, in addition to the annual goodwill impairment test, timely impairment tests may be carried out in the event of indications of reduction in the value of intangible assets held. Possible impairments are based on discounted future cash flows and/or the fair value of the assets concerned. A change in market conditions or in the future cash flows initially calculated could lead us to review and change the impairment loss previously recorded.

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

The fair value of the stock options is evaluated as per the Cox Ross Rubinstein binomial model. That model takes into account the features of the stock option plan (net price, period of exercise), the market data at the grant date (risk-free rate, volatility, share price) and behavioral assumptions on stock options holders.

Contingent Liabilities

We are involved in legal or arbitration proceedings in the ordinary course of our business. Due to the uncertainty inherent in such matters, it is often difficult to predict the final outcome. The cases and claims against us often raise difficult and complex legal issues. We accrue liability when, without respect to our view of the merits, we conclude that in a pending proceeding an adverse outcome is a significant possibility and the amount of loss can be reasonably estimated.

Recently Issued Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instrument, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and No 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of

Liabilities (“SFAS 140”). SFAS 155, among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently assessing the impact SFAS 155 will have on our financial position and results of operations.

In March 2006, the FASB issued FASB Statement No. 156 Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140 (“SFAS 156”). SFAS 156 amends SFAS 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006. We do not believe the standard will have a material effect on our consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

In June 2006, the FASB issued FASB interpretation No. 48 Accounting for Uncertainty In Income Taxes (“FIN 48”), an interpretation of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes (“SFAS 106”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance or derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact FIN 48 will have on our financial position or results of operations.

In September 2006, the FASB issued FASB Statements No. 157 Fair Value Measurements (“SFAS 157”). This pronouncement defines fair value and establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact SFAS 157 will have on our financial position or results of operations.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB 108), Financial Statements — Considering the Effects or Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which is effective for calendar-year companies as of December 31, 2006. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the financial statements are materially misstated. Under the guidance, companies should take into account both the effect of a misstatement on the current year balance sheet as well as the impact upon the current year income statement in assessing the materiality of a current year misstatement. Once a current year misstatement has been quantified the guidance in SAB Topic 1M, Financial Statements — Materiality (SAB 99) should be applied to determine whether the misstatement is material. The application of SAB 108 did not have any impact on our consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

In September 2006, the FASB issued FASB Statement No. 158 Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132(R) (“SFAS 158”). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement or financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions, that requirement being effective for fiscal years ending after December 15, 2008. The pronouncement does not require prior periods to be restated to reflect the impact of SFAS 158. We adopted SFAS 158 in the fiscal year ended December 31, 2006. The related disclosures can be found in Note 38 to the Consolidated Financial Statements.

In February, 2007, the FASB issued FASB Statements No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This Statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact SFAS 159 will have on our financial position or results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on our present or future consolidated financial statements.

Segment Reporting

The objective of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” is to provide users of financial statements information about the different types of business segments in which a company engages and the different economic environments in which it operates. Our management has structured our operations into five business segments that we utilize as reporting segments. These sectors are our Offshore SURF segment, Offshore Facilities segment, the Onshore-Downstream segment, (which includes our hydrocarbons activities), our Industries segment, (which include our non-hydrocarbon businesses) and our Corporate segment.

In 2004, we had only three segments: Offshore, Onshore-Downstream and Industries. Within our Offshore segment, we reported revenues and operating income for our Offshore SURF and Offshore Facilities segments. In 2005, we decided to categorize our Offshore SURF and Offshore Facilities segments as two separate segments to reflect our internal reporting. Without this split, Offshore segment revenues would have represented more than 50% of the Group’s revenues for 2005. For convenience, 2004 figures have been recalculated accordingly to allow for a comparison between 2004 and 2005.

In 2004, we categorized revenues by geographic region, which included an “Africa and Middle-East” region. In order to reflect the increasing weights of Africa and the Middle-East in our operations, our internal reporting has been organized consequently by distinguishing these two geographical regions separately. This region has therefore been split into two zones: “Africa” and “Middle East”. For convenience, 2004 figures have been set out to allow comparison between 2004 and 2005.

Foreign Currency

We operate under long-term contracts that are frequently denominated in currencies other than our functional currency, the Euro. As of December 31, 2006, revenues from contracts denominated in non-Euro currencies were approximately 66.3% of our total revenues, of which 40.8% were denominated in U.S. Dollars. Approximately 29.2% of our operating expenses during this period were denominated in U.S. Dollars and significant amounts were also denominated in Japanese yen, British Pound Sterling, Malaysian Ringitt, Brazilian Real, Australian Dollar, Indian Rupee, Norwegian Crown and Canadian Dollar. For a detailed description of our exposure to foreign currencies and currency hedging instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Our policy is to naturally hedge a substantial portion of our contracts by matching the currency in which we will ourselves receive payment to the currency of our own equipment purchases and subcontractor payments. Subsequently, we manage our foreign currency exposure on the portion of anticipated foreign currency cash flows that is not naturally hedged by entering into standard financial instruments such as forward exchange contracts or options. We do not enter into financial instruments for trading or speculative purposes.

During the bid period, our currency exposure derives from the fact that exchange rate movements between the date as of which we calculate our projected costs and resulting bid and the date on which the contract is awarded could negatively affect our expected margins. We manage our currency risk exposure, primarily, by submitting multicurrency bids matched to the expected currencies of expenses and secondarily, to the extent necessary, by hedging or insurance contracts and, to a limited extent, options.

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

Outlook for 2007

After having stabilized our backlog in 2006, our target for the full year 2007 is to manage its growth by focusing on the most attractive projects. We anticipate moderate revenue growth and further operating income improvement.

Recent Developments

In January 2007, we sold our 20% interest in Nargan, an Iranian engineering company, to another Nargan shareholder.

In February 2007, we sold our entire interest in the share capital of PSS Ltd. and PSS Inc., two companies that produce remote-controlled underwater robots and other underwater machinery. Based in Kirkbymoorside (United Kingdom) and Jupiter (Florida, United States), these companies employ approximately 300 employees and generated revenues of €70 million over 2006, primarily with clients outside of our Group. Their assets and liabilities were reclassified as held for sale in the 2006 balance sheet.

At the annual shareholders’ meeting held on April 27, 2007, shareholders approved the resolution to pay a dividend of €3.15 per ordinary share or ADS.

On May 15, 2007, we announced the following unaudited IFRS results for the three-month period ended March 31, 2007 as compared to first quarter 2006:

•	€1.481 billion in order intake for the period ended March 31, 2007, against €1.825 billion recorded for the period ended March 31, 2006;

•	€1.775 billion in revenues, an increase of 12.7% compared to the first quarter of 2006 where we recorded €1.574 billion in revenues;

•	€107.9 million in operating income, excluding income from the disposition of activities, an increase of 237.2% compared to €32 million during the first quarter of 2006;

•	net income of €68.1 million, a 169.2% improvement over the €25.3 million recorded in the first quarter of 2006;

•	diluted earnings per share of €0.65 per share, an improvement of 109.7% compared to the €0.31 per share recorded in the first quarter of 2006;

•	diluted earnings per ADS of U.S.$0.87 per share, a 103.1% increase from the U.S.$0.43 per ADS recorded in the first quarter of 2007.

Results of Operations for the Year Ended December 31, 2006, Compared to the Year Ended December 31, 2005 under IFRS

Revenues

In 2006, we had consolidated revenues of €6.926 billion, an increase of 28.8% from revenues of €5.376 billion in 2005.

Our revenues are largely comprised by revenues of our three largest business segments, our Onshore-Downstream segment, our Offshore SURF segment and our Offshore Facilities segment. 48% of our revenues came from our Onshore-Downstream segment in 2006 against 43% the previous year. Qatargas2, Freeport LNG and Nigeria train VI contracts were the main contributors of the segment. In 2006 and 2005, our Offshore SURF share is flat with 32% and 33% of revenues and our Offshore Facilities segment accounted for 17% of revenues, compared to 19%, in 2005.

The five following projects have produced revenues of €1.476 billion, i.e., 21.3% of the Group’s revenues: Dalia UFL, AKPO FPSO, Qatargas2, Qatargas 3&4, and Rasgas 3.

According to IFRS, joint ventures are consolidated under the proportional method. See Note 31 (“Joint Ventures”) to the Consolidated Financial Statements.

Only two contracts for a total amount of revenues of €44 million did not recognize any margin in 2006.

If we recalculate 2006 revenues using 2005 exchange rates, there would be an increase in revenues of €5.8 million, and an impact on the operating margin of €3.4 million.

Backlog.  We define backlog as the remaining portion of ongoing contracts’ sale price recognized in the future. Our backlog has been stabilized at a high level, €10.273 billion as of December 31, 2006, compared to €11.170 billion one year earlier.

Geographically, 48% was located in the Middle East region, 13% in Africa, 18% in the Americas, 12% in Asia-Pacific and 9% in Europe, Russia, Central Asia. By business segment, as of December 31, 2006, 26% of our backlog was for Offshore SURF, 7% for Offshore Facilities, 65% for Onshore-Downstream and 2% for Industries.

Backlog for our Onshore-Downstream segment amounted to €6.650 billion, representing 65% of the total backlog. Within our Onshore-Downstream segment, 76% of backlog was driven by projects in the Middle East-Africa region with contracts, such as the LNG trains of Qatargas II 3 and 4 in Qatar, Nigeria train VI in Nigeria and the Yemen LNG in Yemen, the ethylene of Yanbu in Saudi Arabia, Ras Laffan in Qatar and Pic-Dow in Kuwait. In addition, the Group has a contract for the Al Jubail refinery, which is relatively small in terms of backlog but very material in terms of workload. In the Asia-Pacific region, the backlog is mainly driven by the Dung Quat refinery in Vietnam and the ethylene ovens in Thailand. In Europe, Russia, Central Asia, the main contracts are PKN Paroxylen and PKN Hydrogen (Poland), Refinery Venice Revamp (Italy) and Prime G Donges (France). In the Americas region, the backlog is driven by the two CNRL contracts in Canada, the LNG terminal in Freeport (Texas), which came in force in 2004 and 2005, and other service contracts based on hydrogen technology in North America and the refinery extension in Colombia.

The backlog of our Offshore SURF segment was €2.719 billion as of December 31, 2006, relatively stable. 35% of SURF backlog was located in Africa (€955 million) with various projects like AGBAMI in Nigeria, DALIA UFL, Block 18, Mondo and Gimboa in Angola. 35% of SURF backlog was driven by projects in the Americas, especially in Brazil.

As of December 31, 2006, €741.6 million related to our Offshore Facilities segment, a decrease of €465.1 million. 41% of the backlog of Offshore Facilities was driven in the Americas with two projects, Perdido and Tahiti, located in the Gulf of Mexico, and two others located in Brazil.

Backlog for our Industries segment amounted to €161.9 million compared to €148.0 million as of December 31, 2005. Within our Industries segment, backlog consisted principally of several service and construction contracts for the pharmaceutical, chemical, power, metal, cement, aero-space and industrial space industries.

Revenues by Segment

Offshore SURF.  Our Offshore SURF segment accounted for €2.209 billion, or 31.9% of total revenues in 2006 compared to €1.798 billion, or 33.4% in 2005. In 2006, the main projects were Dalia UFL (Total) and Block 18 Greater Plutonio (BP) in Angola and Agbami (CHEVRON TEXACO) in Nigeria for the Africa region; Bidao and PDET (Petrobras) in Brazil for the Americas; Fram Ost and Vilje (Norsk Hydro) and Alvheim (Marathon) in the Norwegian sector of the North-Sea; Brenda (OILEXCO) and Maria (BG) in the British sector.

Offshore Facilities.  Our Offshore Facilities segment accounted for €1.195 billion, or 17.3% of total revenues in 2006 compared to €1.013 billion, or 18.9% in 2005. In 2006, the main contracts were Dalia FPSO (Total) in Angola, Akpo FPSO (Total), Amenam Phase 2 (Total) and East Area (ExxonMobil) in Nigeria for Africa; Kikeh DTU (Murphy Oil) in Malaysia for the Asia-Pacific region; Tahiti (Chevron Texaco) and Perdido (SHELL) in the

Gulf of Mexico and P51 / P52 (Petrobras) in Brazil for Americas; Shah Deniz (BP) in Azerbaijan and Qatar Gas II Offshore for the Middle-East region.

Onshore-Downstream.  Our Onshore-Downstream segment accounted for €3.318 billion, or 47.9% of total revenues in 2006, compared to €2.318 billion or 43.1% in 2005. It represents the highest growth in a segment in 2006. The major contributors came from contracts obtained in 2004 and which have reached a completion rate of higher than 50%: Qatargas 2, Freeport LNG and Nigeria train VI. It also resulted, in large part, from contracts obtained in 2005: CNRL HOSP, Sabic Yanbu, Ras Laffan Ethylen, Dung Quat, Rasgas3, Yemen LNG. The contribution of contracts that recently entered into force mainly related to LNG contracts: Qatargas 3 and 4 and AKG2.

Industries.  The Industries segment accounted for revenues of €204.0 million, or 2.9% of total revenues in 2006, as compared to €246.9 million, or 4.6% of total net revenues in 2005. Revenues in 2006 derived from contracts in the pharmaceutical industry (Genzyme Thymoglobulin, Sanofi projects), the chemical industry (Diester units in Compiègne and Montoir in France, TOTAL Petrochemicals Chicago, Oxychem) and several contracts in the cement and metals industries.

Revenues by Geographic Area

Europe, Russia, Central Asia.  During 2006, our operations in Europe, Russia, Central Asia generated €1.399 billion in revenues, or 20.2% of total revenues, compared to €1.383 billion in revenues or 25.7% of total revenues in 2005. The principal contributors to revenues in this region in 2006 were in our Offshore SURF segment: Brenda and Maria in the British sector of the North-Sea and Alvheim (Marathon) and Fram Ost and Vilje in the Norwegian sector. The Shah Deniz contract (BP) in Azerbaijan was the main contributor of our Offshore Facilities segment in this region. Additionally, revenues recorded from our Onshore-Downstream segment in this region included Gonfreville (Total France). Finally, the Industries segment in this region mainly related to the project Termoli (Energia) in Italy.

Africa.  Revenues generated from our activities in Africa during 2006 amounted to €1.254 billion or 18.1% of total revenues, compared to €1.258 billion or 23.4% of total 2005 revenues. Revenues in Africa remain flat despite its decrease as a percentage of total revenues. This decrease results from the large increase of Middle-East revenues. The main contributors in Offshore SURF segment were Dalia UFL (Total), Block 18 Plutonio and Mondo in Angola and Agbami in Nigeria. The principal Offshore Facilities contracts contributing to revenues in this region in 2006 were Akpo FPSO (Total), East Area (ExxonMobil), Amenam Phase 2 (Total) in Nigeria and Dalia FPSO (Total) in Angola. Our Onshore-Downstream segment in this area represented €148.8 million or 12% of total revenues compared to 9% last year. Our principal Onshore-Downstream contracts in this region were Nigeria Trains IV and V, which were completed in 2006. Nigeria train VI will be completed in 2007.

Middle East.  Revenues generated from our activities in Middle East during 2006 amounted to €2.071 billion or 29.9% of total revenues, compared to €1.108 billion or 20.6% of total 2005 revenues. Our Onshore-Downstream segment in this region represented €1.957 billion or 94.5% of total revenues in 2006 compared to 95% in 2005. Our principal Onshore-Downstream contracts in this area were in the LNG field in Qatar: Qatargas2, Rasgas3, Qatargas 3 &4, AKG2 (signed in 2004, 2005 and 2006 with Chiyoda as partner). We also had major ethylene contracts, such as Sabic Yanbu in Saudi Arabia, Pic Dow in Kuwait and Ras Laffan in Qatar. Furthermore, Technip executes a contract for the gas treatment unit of Khursanyah in Saudi Arabia even if its contribution to revenues is weak because it is a service contract on a reimbursable basis.

Asia-Pacific.  Our operations in the Asia-Pacific region generated revenues of €806.7 million, or 11.6% of 2006 total revenues compared to €583.4 million in 2005. The principal contributors to our Offshore SURF segment are Stybarrow (BHPP) and Enfield in Australia and Pohokura in New Zealand. The main Onshore contracts in this region in 2006 were the Dung Quat refinery plant contract signed in joint venture with JGC and Tecnicas Reunidas in 2005, which was at approximately 50% of completion at the end of 2006. In addition, we have carried out two polyethylene plants in China, a furnace ethylene project in Korea and the Otway project in Australia.

Americas.  Revenues generated from our activities in the Americas represented €1.395 billion or 20.1% of 2006 revenues, compared to €1.043 billion in 2005, or 19.4% of total revenues in 2005. The main contributor of the region is the Onshore-Downstream segment with two contracts in Canada, (a hydrogen plant and a heavy oil separation unit), and a contract for a receiving terminal in Texas called Freeport LNG, signed in partnership in 2004. The percentage of completion of this project was nearly 70% at the end of 2006.

Revenues in this region are particularly tied to Offshore operations in Brazil and the Gulf of Mexico including both the SURF and Facilities segments: Bidao and PDET contracts in Brazil and NCMA in Trinidad & Tobago for the SURF segment, and Tahiti (Texaco Chevron), Perdido in the Gulf of Mexico and P51 and P52 (PETROBRAS) in Brazil for the Facilities segment.

Cost of Sales

Our cost of sales was €6.202 billion in 2006, compared to €4.818 billion in 2005. However, the gross margin rate remained stable between 2005 and 2006: 10.5% against 10.4% the previous year. The main components are payroll, engineering costs and external costs, such as procurement costs or construction costs.

Our Onshore-Downstream, Offshore SURF and Offshore Facilities segments each accounted for about 50.4%, or €3.129 billion, 29.6%, or €1.836 billion and 17.1%, or €1.062 billion, of our cost of sales, respectively.

The nature of the costs is quite different from one segment to another. The SURF and Facilities segments have an activity in flexible piping and construction which need industrial assets (plants, yards, pipe-lay vessels, spoolbase) and these segments require a less costly workforce than the one required in the Onshore-Downstream segment. The Onshore-Downstream segment requires a highly skilled workforce (engineers) and requires no industrial assets. Its external costs consist of procurement and subcontracting construction work, while the SURF segment itself, thanks to its vessels, builds, ships and repairs some of its required equipment. In the Onshore-Downstream segment, procurement costs increased in 2006.

Research and Development Expenses

Research and Development expenses showed a slight increase in 2006 at €34.9 million compared to €29.4 million in 2005. No expenses were capitalized in 2006 or 2005.

Selling and Administrative Costs

Our selling and administrative costs during 2006 were €354.4 million (or 5.1% of revenues) compared to €308.2 million (or 5.7% of revenues) incurred in 2005. This slight decrease in the percentage came from the Group’s decision to be more selective in its bidding policy.

Other Operating Income and Expenses

In 2006 and 2005, other operating income and expenses resulted mainly from gains on the sale of assets: €25 million gain in 2006 and €10.5 million in 2005. A breakdown of Other Operating Income and Expenses is provided in Note 4C and D to our Consolidated Financial Statements. The variation results from the net sales on assets, which varies from year to year according to the assets we sell.

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

Our income from operations amounted to €360.1 million in 2006 compared to €231.0 million in 2005.

Income/(Loss) from Operations by Segment (“operating margin”). Below we present operating income margin by business segment for 2006 and 2005. We have defined segment operating income margin as segment income from operations divided by segment net revenues.

Our Offshore SURF segment generated income from operations of €213.5 million (or 9.7% of net revenues) compared to €118.8 million (or 6.6% of revenues) in 2005. In 2005, the SURF segment was penalized by a non-recurring charge. In 2006, the utilization rate of vessels and plants was excellent.

Our Offshore Facilities segment generated income from operations of €83.8 million (or 7.0% of revenues) compared to €27.1 million (or 2.7% of revenues) in 2005. Excluding income from GMF asset dispositions, the operating margin ratio amounted to 5.2% in 2006.

Our Onshore-Downstream segment generated income from operations of €73.8 million (or 2.2% of revenues) compared to €88.3 million (or 3.8% of revenues) in 2005. This decrease is explained by the fact that most of the contracts in this segment are recent, as a result of which, we do recognize revenues but a reduced margin at the beginning of the contract in accordance with our Group’s accounting principles.

Our Industries segment generated income from operations of €11.3 million (or 5.5% of revenues), compared to €6.0 million in 2005 or 2.4% of revenues. This increase confirms the improvement of the profitability of the segment as a result of the termination of U.S. pharmaceutical activities in July 2005.

Our Corporate activities generated a loss from operations of (€22.3) million, compared to a (€9.2) million loss in 2005. This loss results mainly from a non-recurring item: €14.9 million spent for the implementation of procedures to be compliant with the Sarbanes-Oxley Act provisions.

Income/(Loss) from Operations by Geographic Region.  Below we present income/(loss) from operations and operating margins ratios for 2006 and 2005. We have defined operating margins ratios as income from operations divided by segment revenues for a given zone.

	2006	2005
	(in millions of Euros)

Income/(Loss) from Operations by Geographic Region
– Europe, Russia, Central Asia	151.1	162.2
– Africa	60.3	(42.5)
– Middle East	125.0	50.5
– Asia-Pacific	(80.9)	27.2
– Americas	104.6	33.6

Total	360.1	231.0
Operating Margin Ratios by Geographic Region
	(in %)

– Europe, Russia, Central Asia	10.8	11.7
– Africa	4.8	(3.4)
– Middle East	6.0	4.6
– Asia-Pacific	(10.0)	4.7
– Americas	7.5	3.2

In Europe, Russia, Central Asia, we generated income from operations of €151.1 million in 2006 (10.8% operating margin ratio) compared to €162.2 million (11.7%) in 2005. The SURF segment has performed well in the North Sea region. The Onshore-Downstream segment contribution comes mainly from the HDT projects in Turkmenistan and several contracts performed in the Netherlands and in Poland.

In Africa, we generated income from operations of €60.3 million in 2006 (4.8% operating margin ratio) compared to a loss of €42.5 million in 2005 (-3.4% operating margin ratio). The Onshore-Downstream segment contribution to the income from operations of the region reflects in large part the contracts executed in Nigeria. In 2005, the African operating margins were impacted by the execution of a subsea pipeline contract (SURF Segment) which led to substantial cost overruns.

In the Middle East, we generated income from operations of €125.0 million in 2006 (6.0% of operating margin ratio) compared to €50.5 million in 2005 (4.6% operating margin ratio). The Onshore-Downstream segment contribution to the income from operations of the region reflects the contracts executed in Yemen, Qatar, Saudi

Arabia, Oman and Kuwait. The good contribution of the Offshore Facilities in 2005 was mainly due to reversals of provisions on completed contracts (Soroosh Noroosh and Al Rayan).

In Asia-Pacific, we generated a loss from operations of (€80.9) million in 2006 ((10.0)% operating margin ratio) compared to an income of €27.2 million in 2005 (4.7% operating margin ratio). The loss came from Offshore Facilities and Onshore-Downstream segments. Provisions were consistently recorded on almost-completed contracts in Australia to offset the lack of productivity of the hired staff. With this exception, other projects are running correctly, in particular, the Dung Quat refinery plant project is progressing on schedule. Nevertheless, its low percentage of completion at the end of 2006 has not enabled us to show high margins.

In the Americas, we generated income from operations of €104.6 million in 2006 (7.5% operating margin ratio) compared to €33.6 million in 2005 (3.2% operating margin ratio). For the SURF segment, the income from operations reflects an increasing activity in the Gulf of Mexico and in Brazil, successful completion of installation for numerous projects and contracts such as PDET and Bidao in Brazil which offsets the decreasing activity in Canada due to the completion of Husky White Rose in 2005.

Financial Result

We had a net financial loss of €61.5 million in 2006 compared to a loss of €88.8 million in 2005. The 2006 improvement came from the conversion of the convertible bonds in March 2006. The bonds had impacted the net financial loss by €38.0 million in 2005 and by only €10.0 million in 2006.

Financial result does not include financial revenue on positive cash balances of individual contracts, which we account for as revenue. In 2006 and 2005, financial revenues on contracts contributed to €78.7 million and to €31.4 million, respectively, of the Group’s revenues.

Share of Income/(Loss) of Associates Accounted for Using the Equity Method

We had income from equity affiliates of (€2.6) million in 2006, compared to €1.3 million in 2005, essentially derived from Nargan and KTI SpA.

Income Tax Expense

Our income tax expense for 2006 amounted to €94.1 million, for an income before tax of €296.0 million, compared to income tax of €43.5 million in 2005 (Income before continued and discontinued operations). Compared to the generally applicable French corporate income tax rate of 34.43%, our effective income tax rate amounted to 29.55% in 2006 and 31.41% in 2005. This slight decrease comes from differed tax assets booked in 2006 and not recognized earlier as margin expectations for subsidiaries were uncertain before.

Minority Interests

Minority interests in our earnings amounted to (€1.8) million in 2006, compared to (€1.7) million in 2005.

Net Income/(Loss)

The net consolidated income attributable to shareholders of the parent company for 2006 was €200.1 million, compared to €93.3 million in 2005.

Results of Operations for the Year Ended December 31, 2005, Compared to the Year Ended December 31, 2004 under IFRS

Revenues

In 2005, we had consolidated revenues of €5.376 billion, an increase of 4.6% from €5.141 billion in 2004. Our revenues are largely comprised by revenues from our three largest segments, our Onshore-Downstream segment, our SURF segment and our Offshore Facilities segment. In our Onshore-Downstream segment in 2005, among the largest contributors to revenues, due to the size and status of progress on these contracts, were Oryx GTL (Qatar), Gonfreville (France), NEB (Abu Dhabi), HDT (Saudi Arabia), Nigeria Trains IV and V, Takreer (Abu Dhabi) and

Otway (Australia). In 2005, our SURF segment accounted for 33% of revenues and our Offshore Facilities segment accounted for 19% of revenues, compared to 28% and 21%, respectively, in 2004.

Backlog.  We define backlog as the remaining portion of ongoing contracts’ sale price recognized in the future. Our backlog was €11.169 billion as of December 31, 2005 compared to €6.779 billion as of December 31, 2004. Geographically, 46% was in the Middle East region, 18% in Africa, 19% in the Americas, 9% in Asia-Pacific and 8% in Europe, Russia, Central Asia. By business segment, as of December 31, 2005, 24% of our backlog was in Offshore SURF, 11% in Offshore Facilities, 64% in Onshore-Downstream and 1% in Industries.

The backlog of our Offshore SURF segment was €2.688 billion as of December 31, 2005, an increase of 44.5% from the €1.860 billion as of December 31, 2004. In 2005, €1.207 billion related to our Offshore Facilities segment, an increase of €944.4 million in 2004. In 2005, 47% of the backlog of Offshore SURF was driven in Africa by projects as Agbami (Chevron Texaco) in Nigeria, Dalia UFL (Total) and Block 18 (BP) in Angola. In the Offshore Facilities segment, the Africa region accounted for 44% of the backlog with contracts as Akpo FPSO (Chevron Texaco), East Area (ExxonMobil) and Amenam Phase 2 (Total) in Nigeria, and Dalia FPSO (Total) in Angola.

Backlog for our Onshore-Downstream segment amounted to €7.127 billion, increasing from €3.758 billion, or 89.6% compared to December 31, 2004. Within our Onshore-Downstream segment, 70% of backlog was driven by projects in the Middle East region with contracts as the LNG trains of Rasgas III and Qatargas II in Qatar and the one in Yemen, the ethylene of Yanbu in Saudi Arabia, Ras Laffan in Qatar, Pic-Dow in Kuwait and Kharg in Iran. In the Asia-Pacific, the backlog is mainly driven by the Dung Quat refinery in Vietnam and the Otway gas treatment unit (Woodside) in Australia in force in 2004. In Europe, Russia, Central Asia, the main contracts are Train VI of LNG in Nigeria and Gonfreville Total (France). In America, the backlog is driven by the two CNRL contracts in Canada, the LNG terminal in Freeport (Texas), which came in force in 2004, Valero Hydrogen in the United States and Hovensa in the U.S. Virgin Islands.

Backlog for our Industries segment amounted to €148.0 million compared to €216.3 million as of December 31, 2004. Within our Industries segment, backlog consisted principally of several services and construction contracts for the pharmaceutical, chemical, electricity, metal industries, cement, aero-space and industrial spaces.

Revenues by Segment

SURF.  Our Offshore SURF segment accounted for €1.798 billion, or 33.4% of total revenues in 2005 compared to €1.422 billion, or 27.7% in 2004. In 2005, the main projects were Dalia UFL (Total) in Angola, Simian Sapphire (BG) in Egypt, Baobab (CNR) in Ivory Coast and Bonga (SBM) in Nigeria for the Africa region; Bidao (Petrobras) in Brazil and White Rose (Husky) in Canada for Americas; Snohvit (Statoil), Alvheim (Marathon) in the Norwegian sector of the North-Sea; Tweedsmuir (Talisman) and Rhum (BP) in the British sector.

Offshore Facilities.  Our Offshore Facilities segment accounted for €1.013 billion, or 18.9% of total revenues in 2005 compared to €1.067 billion, or 20.7% in 2004. In 2005, the main contracts were Shah Deniz (BP) in Azerbaijan, East Area (ExxonMobil) in Nigeria, Dalia FPSO (Total) in Angola, Akpo FPSO (Total) and Amenam Phase 2 (Total) in Nigeria for Africa; Kikeh DTU (Murphy Oil) in Malaysia and Otway Platform (Woodside) in Australia for the Asia-Pacific region; Constitution (Kerr McGee) in the United States and P51 / P52 (Petrobras) in Brazil for Americas.

Onshore-Downstream.  Our Onshore-Downstream segment accounted for €2.318 billion, or 43.1% of total revenues in 2005, compared to €2.384 billion or 46.4% in 2004. The major contributors were Oryx GTL (Qatar), Gonfreville (France), NEB (Abu Dhabi), HDT (Saudi Arabia), Nigeria Trains IV and V, Takreer (Abu Dhabi) and Otway (Australia). The contribution of contracts recently put in force mainly related to Qatargas II, CNRL (Canada) and Freeport (U.S.A.).

Industries.  The Industries segment accounted for revenues of €246.9 million, or 4.6% of total revenues in 2005, as compared to €268.1 million, or 5.2% of total net revenue in 2004. Revenues in 2005 derived from contracts in the pharmaceutical industry, chemical industry and several contracts for the cement, metals and aero-space industries.

Revenues by Geographic Area

Europe, Russia, Central Asia.  During 2005, our operations in Europe, Russia, Central Asia generated €1.383 billion in revenues, or 25.7% of total revenues, compared to €1.279 billion in revenues or 24.9% of total revenues in 2004. The principal contributors to revenues in this region in 2005 were in our Offshore SURF segment Tweedsmuir (Talisman) and Rhum (BP) in the British sector of the North-Sea, Snohvit (Statoil) and Alvheim (Marathon) in the Norwegian sector. The Shah Deniz (BP)contract in Azerbaijan was the main contributor of our Offshore Facilities segment in this region. Additionally, revenues recorded from our Onshore-Downstream segment in this region included Gonfreville (Total France), MOH Refinery (Motor Oil Hellas, Greece) and FCC Dunkerque (Total France). Finally, the Industries segment in this region mainly related to the project Termoli (Energia) in Italy.

Africa.  Revenues generated from our activities in Africa during 2005 amounted to €1.258 billion or 23.4% of total revenues, compared to €1.285 billion or 25.0% of total 2004 revenues. The main contributors in Offshore SURF segment were Dalia UFL (Total) in Angola, Simian Sapphire (BG) in Egypt, Baobab (CNR) in Ivory Coast and Bonga Mooring (SBM) in Nigeria. The principal Offshore Facilities contracts contributing to revenues in this region in 2005 were East Area (ExxonMobil), Akpo FPSO (Total) and Amenam Phase 2 (Total) in Nigeria, and Dalia FPSO (Total) in Angola. Our Onshore-Downstream segment and Industries segment in this area represented €237.6 million or 19% of total revenues compared to 19% last year. Our principal Onshore-Downstream contracts in this region were Nigeria Trains IV, V and VI and Sasol GTL in South Africa.

Middle East.  Revenues generated from our activities in Middle East during 2005 amounted to €1.108 billion or 20.6% of total revenues, compared to €1.269 billion or 24.7% of total 2004 revenues. Our Onshore-Downstream segment in this region represented €1.051 billion or 95% of total revenues in 2005 compared to 96% in 2004. Our principal Onshore-Downstream contracts in this area were Oryx GTL and Qatargas II in Qatar, Takreer and NEB in United Arab Emirates and HDT Riyadh in Saudi Arabia.

Asia-Pacific.  Our operations in the Asia-Pacific region generated revenues of €583.4 million, or 10.9% of 2005 total revenues compared to €378.9 million in 2004. Our principal contributors to SURF and Offshore Facilities segments are Kikeh DTU (Murphy Oil) in Malaysia and Otway Platform (Woodside) in Australia. The principal Onshore contracts contributing to revenues in this region in 2005 were Otway (Woodside) in Australia and SMPO Nanhaï (Styrene and polyols complex) in China.

Americas.  Revenues generated from our activities in the Americas represented €1.043 billion or 19.4% of 2005 revenues, compared to €929.4 million in 2004, or 18.0% of total revenues in 2004. Revenues in this region are particularly tied to Offshore operations in Brazil and the Gulf of Mexico, with notably contracts for the engineering and construction of Spar production platforms for Constitution (Kerr McGee) and P52 (PETROBRAS) in Brazil as well as the integrated SURF projects Biado (Petrobras) in Brazil and White Rose (Husky) in Canada. The Freeport project in the United States and the hydrogen plant in North America contributed mainly to the revenues of the Onshore-Downstream segment.

Cost of Sales

Our cost of sales was €4.818 billion in 2005, compared to €4.578 billion in 2004. Our Onshore-Downstream, SURF and Offshore Facilities segments each accounted for about 44.1%, or €2.123 billion, 32.3%, or €1.554 billion and 19.1%, or €922.1 million, of our cost of sales, respectively. The major component was payroll, engineering costs and external costs such as procurement or construction costs.

Research and Development Expenses

Research and development expenses remained flat in 2005 at €29.4 million compared to €30.2 million in 2004. No expenses were capitalized in 2005 or 2004.

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

Income/(Loss) from Operations by Segment (“operating margin”). Below we present operating margin ratio by business segment for 2005 and 2004. We have defined segment operating income margin as segment income from operations divided by segment revenues.

Our Offshore SURF segment generated income from operations of €118.8 million (or 6.6% of revenues) compared to €146.5 million (or 10.3% of revenues) in 2004.

Our Offshore Facilities segment generated income from operations of €27.1 million (or 2.7% of revenues) compared to €17.5 million (or 1.6% of revenues) in 2004.

Our Onshore-Downstream segment generated income from operations of €88.3 million (or 3.8% of revenues) compared to €92.1 million (or 3.9% of revenues) in 2004.

Our Industries segment generated income from operations of €6.0 million (or 2.4% of revenues), compared to a loss of €7.1 million in 2004 or -2.6% of revenues. During the year 2004, Industries segment income from operations suffered from costs linked to start-up of Technip Biopharm in the United States and a difficult contract in the Middle East.

Our Corporate activities generated a loss from operations of (€9.2) million, including (€5.4) million of stock option charge.

Income/(Loss) from Operations by Geographic Region. Below we present income / (loss) from operations and operating margin ratios for 2005 and 2004. We have defined operating margins as income from operations divided by segment revenues for a given zone.

	2005	2004
	in millions of Euros

Income/(Loss) from Operations by Geographic Region
– Europe, Russia, Central Asia	162.2	84.5
– Africa	(42.5)	79.3
– Middle East	50.5	17.9
– Asia-Pacific	27.2	38.8
– Americas	33.6	13.1

Total	231.0	233.6
Operating margin ratios
	(in %)

– Europe, Russia, Central Asia	11.7	6.6
– Africa	(3.4)	6.2
– Middle East	4.6	1.4
– Asia-Pacific	4.7	10.2
– Americas	3.2	1.4

In Europe, Russia, Central Asia, we generated income from operations of €162.2 million in 2005 (11.7% operating margin ratio) compared to €84.5 million (6.6%) in 2004. The Offshore SURF segment has performed well in the North Sea region. The Onshore-Downstream segment contribution comes from the projects MOH Refinery in Greece, HDT in Turkmenistan and several contracts performed in Spain and France in Gonfreville and Lavera.

In Africa, we generated a loss from operations of €42.5 million in 2005 (-3.4% of operating margin ratio) compared to income of €79.3 million in 2004 (6.2% operating margin ratio). The Onshore-Downstream segment contribution to the income from operations of the region reflects in large part the contracts executed in Nigeria and South Africa. The Offshore SURF operating margins were impacted by the execution of a subsea pipeline contract which led to substantial cost overruns.

In the Middle East, we generated income from operations of €50.5 million in 2005 (4.6% of operating margin ratio) compared to €17.9 million in 2004 (1.4% operating margin ratio). The Onshore-Downstream segment contribution to the income from operations of the region reflects the contracts executed in Qatar, Saudi Arabia, Iran, Oman and Abu Dhabi. The increasing contribution of the Offshore Facilities was mainly due to growing activity in the region and to reversals of provisions on contracts completed (Soroosh Noroosh and Al Rayan).

In Asia-Pacific, we generated income from operations of €27.2 million in 2005 (4.7% operating margin ratio) compared to €38.8 million in 2004 (10.2% operating margin ratio). For the Onshore-Downstream segment, the situation in this region reflects in large part to BP SECCO in China, Otway in Australia and the starting-up of Dung Quat in Vietnam.

In the Americas, we generated income from operations of €33.6 million in 2005 (3.2% operating income margin) compared to €13.1 million in 2004 (1.4% operating income margin). For the Offshore SURF segment, the income from operations reflects an increasing activity in the Gulf of Mexico and in Brazil, successful completion of installation for numerous projects and contracts such as Husky White Rose in Canada and Bidao in Brazil.

Financial Result

We had a net financial loss of €88.8 million in 2005 compared to 66.4 million in 2004. This line item does not include financial revenue on positive cash balances of individual contracts, which we account as revenues. In 2005 and 2004, financial revenues from these sources contributed €31.4 million and €9.9 million respectively.

Share of Income/(Loss) of Associates Accounted for Using the Equity Method

We had income from equity affiliates of €1.3 million in 2005,(compared to €1.2 million in 2004), which was essentially derived from Nargan.

Income Tax Expense

Our income tax expense for 2005 amounted to €43.5 million, for income before tax and after income/(loss) from discontinued operations of €138.5 million, compared to income tax of €54.2 million in 2004. Compared to the generally applicable French corporate income tax rate of 34.93%, our effective income tax rate amounted to 31.41% in 2005 and 32.19% in 2004.

Deferred income taxes are recognized in accordance with IAS 12, using the liability method (use of the last forecast tax rate voted at the closing date), on all temporary differences at the balance sheet date, between the tax bases of assets and liabilities and their carrying amount for each of the Group’s companies.

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

Cash Flows

2006 compared to 2005

Cash and cash equivalents increased by €215.0 million in 2006 to 2.403 billion at December 31, 2006. This increase is mainly due to the cash provided by operating activities (€352.6 million) and the changes in working capital (€594.2 million), offset by the treasury shares and the paid dividends.

Cash from Operating Activities

Cash flow from operations aside from working capital, amounted to €352.6 million, compared to €275.8 million in 2005. In 2006, amortization and depreciation of tangible and intangible assets showed a slight increase, amounting to €159.8 million, compared to €143.3 million in 2005. Non-cash OCEANE charges amounted to €10.0 million in 2006 against €29.9 million in 2005. This decrease results from the early conversion of the OCEANE bonds in March 2006.

The change in working capital maintained its high level at €594.2 million in 2006 against €618.1 million in 2005.

Cash provided (used) by Investing Activities

Net cash used by investing activities was €119.9 million in 2006 against €144.6 million in 2005.

The capital expenditures amounted to €157.2 million in 2006 compared to €170.5 million in 2005. We decided to develop our industrial assets by increasing our number of ships and the capacity of our flexible pipe manufacturing facilities. This policy will be pursued in 2007 and 2008.

Proceeds from the sale of assets amounted €40.4 million in 2006 compared to €22.0 million in 2005.

The net gain on sale of assets, amounting to €25.3 million was mainly due to the sale of Gulf Marine Fabricators’ assets and a building located in France (Lyon). The cash received from the sale of GMF assets amounted to €76.3 million and €2.3 million for the building in Lyon.

Cash provided (used) by Financing Activities

Net cash used by financing activities amounted to €485.7 million in 2006 compared to €78.4 million in 2005.

The main changes came from the acquisition of our own shares (€367.9 million in 2006) which were partly used for the conversion of OCEANE bonds into shares and partly for a reduction of the share capital by €248.4 million. Dividends paid were higher: €32 million were paid in 2005 to complete the dividend paid in advance 2004; €101.7 million were paid in 2006, of which €90.9 million for the 2005 dividend and an advance payment on the 2006 dividend of €52.4 million.

2005 compared to 2004

Cash and cash equivalents increased by €753.8 million in 2005 to €2.187 billion at December 31, 2005. This improvement is mainly due to the cash provided by operating activities, in particular, the changes in working capital.

Cash flow from operating activities.  We recorded positive cash flow from operating activities of €893.9 million in 2005 compared to positive cash flow from operating activities in 2004 of €397.8 million.

Cash flow from operations amounted to €275.8 million compared to €307.9 million in 2004. In 2005, amortization and depreciation of tangible and intangible assets totaled €143.3 million, compared to €142.1 million in 2004. Cash flows from operating activities deducts income of equity affiliates (net of dividends) from net income, which was €(0.6) million in 2005 compared to €(1.2) million in 2004. Cash flows from operating activities also adds back gains or losses on the disposition of fixed and financial assets, which was a gain of €10.4 million in 2005 compared to a loss of €9.2 million in 2004. Net changes in operating assets and liabilities had a positive impact of €618.1 million compared to €89.9 million in 2004 on the Group’s cash.

Non-cash charges on the convertible bond (OCEANE) amounted to €16.6 million in 2005 according the IAS 32-39 set in force in 2005.

Cash flow from investing activities.  Net cash used in investing activities was €144.6 million in 2005 compared to €128.3 million in 2004.

Total capital expenditures on intangible assets, property, plant and equipment, were €170.5 million in 2005, compared to €123.8 million in 2004.

Proceeds from the disposition of fixed assets and investments amounted to €22.0 million in 2005 compared to €22.9 million in 2004.

The cash increase of €4.8 million in 2005 compared to a decrease of €27.4 million in 2004 from changes in scope of consolidation represents the cash balances of companies acquired or disposed, measured as of the date of acquisition or disposition. In 2005, this amount related to the treasury linked to the entries of Technip South Africa for €2.4 million and Technipetrol Hellas for €3.2 million.

Cash flow from financing activities.  Net cash used in financing activities totaled €78.4 million in 2005 compared to net cash generated of €304.8 million in 2004. This variation related primarily to the issue of a bond loan in May 2004 for an amount of €650.0 million. Other financing activities using cash in 2005 were our payment of a dividend amounting to €32.0 million, the decrease in borrowings for €90.1 million, the capital increase for €63.8 million and €20.1 million in our treasury share buy-backs.

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

We estimate that capital expenditures for our 2007 fiscal year will be approximately €351 million. Our budgeted investments will be devoted to the fleet in an amount of €169 million, mainly for the construction of two new vessels and the extension of our manufacturing facilities in Brazil and in France for a total amount of €57 million. Capital expenditures amounted to €157.2 million in 2006, compared to €170.5 million in 2005 and a 2006 budget of €234 million. Capital expenditures were below budget due to some slippage in 2006.

For each construction contract, the accumulated costs incurred, as well as the gross margin recognized at the contract’s percentage of completion (plus accruals for foreseeable losses if needed), after deducting the progress payments invoiced to the client, are shown on the asset side under the “Construction Contracts — Amounts Due from Clients” if the balance of those combined components is a debit; if the balance is a credit, these are shown on the liability side under the “Construction Contracts — Amounts Due to Clients” line item. Construction Contracts — Amounts Due from Clients increased to €591.1 million as of December 31, 2006, compared to €585.0 million as of December 31, 2005. Construction Contracts — Amounts Due to Clients increased from €33.1 million in 2004 to €35.5 million in 2005 and €44.7 million in 2006. Progress payments made by clients related to unrealized works are recognized under the “Advances Received” liability item. Advances received amounted to €2.094 billion as of December 31, 2006, compared to €1.637 billion as of December 31, 2005 and €915.6 million as of December 31, 2004.

Our inventories as of December 31, 2006 amounted to €134.4 million, compared to €101.0 million and €87.2 million as of December 31, 2005 and 2004, respectively. Inventories reflect principally the flexible piping and other manufacturing activities of our SURF and Offshore Facilities segments.

Shareholders’ equity (Group part) as of December 31, 2006, before distribution of dividends related to the profit for the year, was €2.401 billion, compared to €1.954 billion and €1.852 billion as of December 31, 2005 and 2004, respectively. In total, our management believes that shareholders’ equity is adequate to finance our fixed assets and provides a sound financial basis for the Group.

Our total current and non-current provisions amounted to €197.9 million as of December 31, 2006, compared to €239.7 million and €236.8 million as of December 31, 2005 and 2004, respectively, and provide coverage for contract risks, risks associated with litigation, pension costs and general business risks.

On February 23, 2006, we announced the early redemption of all outstanding convertible/exchangeable bonds issued in January 2002, which resulted in an increase of the Group’s net cash position of approximately €600.0 million.

On April 29, 2004, we raised a €850.0 million new bank revolving facility with a five-year facility to replace two of the authorized unused and confirmed credit lines. On 2005, we amended this bank revolving facility with an extended maturity to June 20, 2010 and reduced financial charges. On 2006, we amended this bank revolving facility with an extended maturity to June 20, 2011.

In addition, we have negotiated two bank credit facilities (each for a €125 million amount) with expiry dates of May 26, 2010 and June 27, 2010 respectively. We have amended these two bank credit facilities with new expiry dates of May 26, 2011 and June 27, 2011, respectively.

On May 19, 2004, we launched the issue of a €650.0 million seven-year Euro bond maturing on May 26, 2011 with a 4.625% interest rate. The bond issue purpose is for general corporate needs with a view to reinforcing the Group’s financial structure by taking advantage of the historically low long-term interest rate environment.

As of December 31, 2006, the Group had unused and confirmed multicurrency credit lines of approximately €1.133 billion. Approximately €1.100 billion of this amount is available beyond December 31, 2007. At year-end 2006, we had outstanding commercial paper (one to three month maturity) in a principal amount of €150 million under a program registered with the “French Central Bank” and authorized in a maximum amount of €600 million. We believe that these, together with cash on hand and marketable securities, provide us with adequate operating liquidity.

As of December 31, 2006, our non-current assets amounted to €3.356 billion, including property, plant and equipment of €758.4 million, consisting principally of our construction fleet (€376.1 million) and property used for office space and production. As of December 31, 2005, our non-current assets amounted to €3.334 billion, including property, plant and equipment of €771.3 million, consisting principally of our construction fleet (€386.7 million) and property used for office space and production. As of December 31, 2004, our non-current assets amounted to €3.338 billion, including property, plant and equipment of €736.5 million, consisting mainly of our fleets (€408.5 million) and property used for office space and production. See “Item 4. Information on Technip — Property, Plant and Equipment”.

As of December 31, 2006, our total financial debt amounted to €862.6 million, of which the current portion totaled €185.9 million. The current portion of our financial debt was composed of €150.0 million of commercial papers (terms from one to three months), bank overdrafts and current portion of non current debt for €15.9 million, accrued interests on the Euro bond and several bank borrowings for €19 million and the short-term part of refundable advances (term less than one year) for €1.0 million. As of December 31, 2006, our non-current financial debt amounted to €676.6 million, and was comprised principally of €650.0 million of the Euro bond issued on May 26, 2004. Approximately 97% of our non-current debt is denominated in Euros.

As of December 31, 2005, our total financial debt amounted to €1.520 billion, of which the current portion totaled €214.4 million. The current portion of our financial debt was composed of €150.0 million of commercial papers (terms from one to three months), bank overdrafts and other short-term bank facilities for €39.2 million, accrued interests on convertible bonds, bond loan and several bank borrowings for €24.2 million and the short-term part of refundable advances (term less than one year) for €1.0 million. As of December 31, 2005, our non-current financial debt amounted to €1.305 billion, and was comprised principally of our convertible bonds of €650.1 million (after repurchases in 2002 through 2005), as well as €650.0 million for the bond loan issued on May 26, 2004. A part of the bond issue proceeds was used to repay part of the convertible bonds and the remaining part of the credit facility for the acquisition of Aker Maritime ASA Deepwater Division. For additional information regarding our convertible bonds see Notes 23 and 34 to our Consolidated Financial Statements. Approximately 97% of our non-current debt was denominated in Euros.

As of December 31, 2004, our total financial debt amounted to €1.601 billion, of which the current portion totaled €192.0 million. The current portion of our financial debt was composed of €150 million of commercial paper, the current portion of other long-term debt of €1.5 million, and €15.8 million in overdrafts and short-term lines of credit and accrued interest on convertible bonds and the bond issue of €24.7 million (OCEANE and bond loan of May 2004). As of December 31, 2004, our non-current financial debt amounted to €1.409 billion, and was comprised principally of our convertible bonds of €670.9 million (after repurchases in 2002 through 2004), as well as €650.0 million for the bond loan of May 26, 2004. A part of the bond issue proceeds was used to repay part of the convertible bonds and a part of the credit facility for the acquisition of Aker Maritime ASA Deepwater Division. For additional information regarding our convertible bonds see Notes 23 and 34 to our Consolidated Financial Statements. Approximately 94% of our non-current debt was denominated in Euros with the remainder principally in U.S. Dollars.

Contractual Obligations and Other Commitments

A review of our debt and equity should consider contractual obligations and commitments both reflected directly on our balance sheet and those that are not. These amounts together with our balance sheet debt (interest included) are summarized as of December 31, 2006, in the table below.

	Balance as of
	December 31,	Payments due in
Contractual Obligations	2006	2007	2008-2009	2010-2011	Thereafter
		(in millions of Euros)

Short-Term Debt	185.9	185.9	—	—	—
Long-Term Debt	676.7	—	21.8	651.7	3.2
Operating Leases	371.0	63.4	104.5	73.3	129.8
Capital Leases	—	—	—	—	—
Pension obligations	115.8	10.3	10.0	11.5	84.0

In addition, estimated interest payments related to outstanding debts and other long-term liabilities amounts to €147.2 million, €40.1 million in 2007, €63.2 million for the 2008-2009 period and €43.9 million for the 2010-2011 period and nil threreafter.

We incur purchase obligations from time to time in the normal course of our operations with vendors to support existing contractual arrangements with our customers. Purchase obligations with our vendors can span several years depending on the duration of the projects. In general, the costs associated with the purchase obligations are expensed as the revenue is earned on the related projects. The amount of purchase obligations was not material in 2006.

	Total as of
	December 31,	Payments
Other Commitments (financial instruments)	2006*	2007	2008-2009	2010-2011	Thereafter
		(in millions of Euros)

Buy currency, sell national currency (forwards and swaps)	233.3	177.9	55.4	—	—
Sell currency, buy national currency (forwards, swaps and options)	1,145.3	1,031.5	111.1	2.7	—
Sell/Buy foreign currencies	392.6	366.9	25.7	0	—
Foreign exchange rate instruments	1,771.2	1,576.3	192.2	2.7	—
Interest rate instruments	—	—	—	—	—

*	Nominal value.

Off-Balance Sheet Financing Arrangements

In addition to the above-referenced contractual obligations, we have additional contractual and other commitments not necessarily reflected on our consolidated balance sheet, which are summarized in the table below as of December 31, 2006.

	Total as of
	year end	Maturity
	2006	2007	2008-2009	2010-2011	Thereafter
		(in millions of Euros)

Parent company guarantees	25,766.7	5,844.3	9,728.8	9,312.4	881.2
Others commitments given	2,904.4	1,131.7	856.4	901.4	14.9
Total commitments given	28,671.1	6,976.0	10,585.2	10,213.8	896.1
Total commitments received	945.8	457.4	202.4	264.8	21.2

Guarantees Related to Contracts

Guarantees related to contracts are mainly made up of bonds which are related to the contract execution issued to the benefit of clients and which are usually not for the full amount of the maximum theoretical contractual liability but are subject to individual negotiation. Bonds issued to the benefit of clients would usually be released partially upon contract payment and delivery of the contract (provisional acceptance by the customer), the remainder being released at the final acceptance by the customer.

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

Parent Guarantees to Clients

Parent guarantees are given in the normal course of the Group’s businesses by Technip SA, Technip Offshore International, Technip Offshore Holdings Ltd. or Technip USA Holdings Inc. to customers to cover the good performance of a contract awarded to one of our subsidiaries. They are generally released at the end of the contract. To date, no parent company guarantee has ever been called. The amount includes the contract part allocated to the Group’s joint venture partners and is not reduced according to the project’s percentage-of-completion. They are not substracted from the amount of parent company guarantees received from Technip’s partners within these joint ventures, whereas Technip issues parent company guarantees in their favor.

Other Material Financial Elements

Policies of the Organization of Petroleum Exporting Countries (“OPEC”) could affect the investments by our shareholders, and as a consequence some of our operations. Petroleum industry operations and profitability are influenced by many factors some of which our clients cannot control. Prices for crude oil and natural gas, petroleum products and petrochemicals are determined by supply and demand for these commodities. OPEC member countries are typically the world’s swing producers of crude oil, and their production levels are a major factor in determining worldwide supply. For example, OPEC’s implementation of production cutbacks to eliminate excess supply of crude oil for world markets results in price increases of crude oil.

For information on how ISA may affect our operations or the investments by our shareholders, please see “Item 4. Information on Technip — Segment and Geographical Breakdown of Revenues and Backlog — Special Geographic Considerations”.

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

Meetings of the board of directors, which are held as often as required by the corporate interest, are normally convened and presided over by the Chairman. According to French law, if the board of directors has not met for over two months, at least one-third of the members of the board may require that the Chairman convene the board regarding matters listed in the agenda for the meeting. A quorum is at least one-half of the members of the board. Pursuant to French law and our articles of association (statuts), decisions are taken by a vote of the majority of the members present, deemed to be present, or represented by other members of the board of directors and the Chairman has the casting vote in the event of a tie. Our articles of association (statuts) permit that certain decisions be taken by our Board of Directors by means of videoconference or telecommunication. A director may give a proxy to another director by any written means, but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at board meetings do not count for purposes of determining the existence of a quorum. A director may not vote for a direct or indirect arrangement or contract with us in which he or she is materially interested. If he or she does vote, the decision of the board of directors authorizing the arrangement or contract will be void.

Under French law, our board must give prior authorization for any surety, warranty or guarantee by us. This authorization from the board to the Chairman and Chief Executive Officer to sign such a surety, warranty or guarantee, is granted for a specified maximum amount for a maximum period of one year. If the surety, warranty or guarantee has not been previously authorized by our board, it shall have no effect with regard to us.

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

Our extraordinary general meeting of shareholders of April 27, 2007 approved the amendment to our articles of association (statuts), pursuant to which the Board of Directors will be renewed on a rolling basis every two years such that this renewal will concern one-half of the members of the Board of Directors if the Board of Directors is comprised of an even number of directors, or an adjusted one-half of the members plus one if the Board of Directors is comprised of an odd number of directors. According to the resolution adopted by the Shareholders’ meeting, the order of the termination of office will be decided by the Board of Directors on the date of its first meeting following the adoption of this clause, unanimously approved by the directors present or represented or, failing that, by a random draw. Once the rolling basis is established, the renewal will take effect according to seniority of appointment, or in the event of choosing between multiple members holding the same seniority of appointment, the renewal will be unanimously approved by the members present or represented or, failing that, by a random draw among such members. The terms of office of directors thus chosen or drawn will automatically become null.

Following the extraordinary general meeting of the shareholders, our Board unanimously decided on April 27, 2007 that the terms of Jacques Deyirmendjian, Jean-Pierre Lamoure, Daniel Lebègue, Roger Milgrim, Rolf-Erik Rolfsen and Bruno Weymuller will expire at the end of the ordinary general meeting of shareholders that will approve the accounts for 2008.

Accordingly, the terms of all the other board members will expire at the end of the ordinary general meeting of shareholders that will approve the accounts for 2010.

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

The non-exhaustive list of its duties is as follows:

•	appoint the Chairman, the Chief Executive Officer and the executive vice presidents (directeurs généraux délégués);

•	define our strategy with the assistance of the Strategic Committee, and discuss the major transactions planned by the Group;

•	remain informed of all important events concerning our running and, in particular, investments and divestures superior to three percent of shareholders’ equity;

•	with the assistance of the Audit Committee, proceed with the controls and verifications that are deemed suitable;

•	monitor the proper functioning of the internal control elements and of the satisfying character of the conditions of doing their mission by the auditors;

•	monitor the proper functioning of the committees that it has created;

•	monitor the quality of our disclosure provided to our shareholders and to the financial markets, with the assistance of the Audit Committee;

•	convene and set the agenda for shareholders’ meetings;

•	establish each year the list of directors considered independent pursuant to corporate governance criteria, taking into consideration the applicable standards and recommendations, as needed, on the trading markets where our securities are traded; and

•	authorize the regulated agreements and the sureties, guarantees and warranties given by us.

Our Board of Directors meets at least four times a year or more frequently when the circumstances require. Directors may either be physically present, represented by proxy or participate in the meeting of the Board of Directors by means of a videoconference or telecommunication that meets the technical qualifications set forth by the rules.

Our Board of Directors may establish specialized committees and set forth their composition and responsibilities. Established committees will exercise their activities under the responsibility of the Board of Directors.

Our Board of Directors determines the terms of payment of directors’ fees (jetons de présence) and may allocate supplemental directors’ fees to directors that are members of board committees within the total amount approved by the shareholders’ meeting.

At a meeting held on February 21, 2007, our board evaluated its operating practices and concluded that it operates in a very satisfactory manner and that important matters are prepared and debated in an expedient manner. Our Board of Directors evaluates, at intervals of no more than three years, its operating policies. This evaluation aims to ensure adherence to the operating policies of the Board of Directors and allows our board to identify propositions to improve its performance and effectiveness. The board conducted such an evaluation during the first half of 2006 and the analysis and synthesis of the responses made by the directors guided their thoughts on the evolution of the board’s composition in connection with its renewal in 2007.

The majority of the 11 members of our Board of Directors are independent directors under the recommendations on corporate governance contained in AFEP-MEDEF report. The definition of “independence” in the AFEP-MEDEF report differs from standards applicable for U.S. companies listed on the NYSE. Other corporate governance standards and practices differ in France than those practiced by U.S. companies listed on the NYSE.

The members of our Board of Directors were as follows until our Board meeting of April 27, 2007:

	Initial		Term
Name, Age, Citizenship(1)	Appointment	Responsibility on Board	Expires

Daniel Valot(62)	1996	Chairman of the Board, Chief Executive Officer and Director	2006
Olivier Appert(58)	2003	Director	2006
Roger Cairns (64) (United Kingdom)	2001	Director	2006
Miguel Caparros (63) (Spain)	1995	Director	2006
Jacques Deyirmendjian(62)	2000	Director	2006
Jean-Pierre Lamoure(58)	1998	Director	2006
Daniel Lebègue(63)	2003	Director	2006
Roger Milgrim (70) (United States)	2001	Director	2006
Rolf-Erik Rolfsen (66) (Norway)	2001	Director	2006
Pierre Vaillaud(72)	1992	Director	2006
Bruno Weymuller(58)	1995	Director	2006

(1)	Unless noted otherwise, our board members are French citizens.

Four of the above 11 members of our board are of a nationality other than French. The average age of the members above is 63.

The terms of all the members of our Board of Directors expired at the end of the ordinary general meeting of shareholders that approved the accounts for 2006. The ordinary general meeting of shareholders held on April 27, 2007 renewed the directorship of Olivier Appert, Jacques Deyirmendjian, Jean-Pierre Lamoure, Daniel Lebègue, Roger Milgrim, Rolf-Erik Rolfsen and Bruno Weymuller and appointed Thierry Pilenko (age: 49), Pascal Colombani (age: 61), Germaine Gibara (age: 62) and John C.G. O’Leary (age: 51).

Thierry Pilenko who was appointed Executive Vice President by our Board of Directors on January 15, 2007, was appointed as Chairman of the Board and Chief Executive Officer by our new Board of Directors following his appointment as Director by the ordinary general meeting of shareholders held on April 27, 2007.

During 2006, our Board of Directors met 11 times. The average attendance rate was 86%. The average duration of a board meeting was approximately four hours. In 2006, our Board of Directors met regarding numerous matters, including the following:

•	approving the financial statements and the consolidated financial statements for the 2005 fiscal year;

•	examining the reports and the resolutions to be proposed to the shareholders’ meeting and setting an agenda;

•	reviewing the list of independent directors;

•	evaluating the functioning of the Board of Directors and its committees;

•	responding to written questions by a shareholder before the shareholders’ meeting;

•	reviewing the reports of our Strategic Committee, our Audit Committee and our Nominations and Remunerations Committee;

•	approving the advanced reimbursement of the OCEANEs;

•	examining the proposed disposition of a company within the Group;

•	examining the composition of our Board of Directors;

•	examining a contemplated acquisition;

•	approving an increase of the share capital reserved to the employees of the Group;

•	reviewing strategic issues;

•	reviewing ordinary business issues;

•	deciding the payment of an interim dividend;

•	approving the cancellation of shares;

•	reviewing quarterly and half-year accounts and reports of activity;

•	recommending the budget for 2007;

•	renewing the powers of the Chairman of our Board of Directors for the 2007 fiscal year in terms of guarantees, sureties and warranties; and

•	granting a subscription share option plan.

Biographies of Our Board of Directors

Thierry Pilenko.  Commencing April 27, 2007, Mr. Pilenko became Chairman of our Board of Directors and also our Chief Executive Officer. He is also the President of Technip Italy, and serves as Technip representative on the Board of Directors of Technip France. Graduate of the École Nationale Supérieure de Géologie (Superior National School of Geology) in Nancy as well as the École du Pétrole et des Moteurs (Petroleum and Motors School), he spent the majority of his career (1984-2004) in the Schlumberger Group where he acquired vast parapetroleum and international experience, working in many countries around the world (Venezuela, Italy, Gabon, Nigeria, Dubai, Indonesia, the United States and France) within different product lines. In March 2004, he became Chief Executive Officer of Veritas DGC, a company based in Houston providing geophysical services and that merged with the Compagnie Générale de Géophysique. He has been Deputy General Manager of Technip since January 2007.

Daniel Valot.  Mr. Valot was Chairman of our Board of Directors until April 27, 2007. He has served as one of our directors since 1996. In addition to being the Chairman of the Board, he was also our Chief Executive Officer, the President of Technip Italy, and served as Technip representative on the Board of Directors of Technip France. Outside the Group, Mr. Valot serves on the board of directors of Compagnie Générale de Géophysique (France), SCOR, SCOR Vie and Institut Français du Pétrole (French Petroleum Institute) (IFP). Prior to joining us in 1996, Mr. Valot was President of TotalFina Exploration and Production. He joined the Total Group in 1981 where he also held the posts of Deputy Finance Manager of Total, Finance Manager of the Total Chemical Division and Chairman and Chief Executive Officer of Total Petroleum North America. Mr. Valot is a graduate of the Institut d’Etudes Politiques de Paris (Paris Institute of Political Sciences) and the Ecole Nationale d’Administration (National School of Administration).

Olivier Appert.  Mr. Appert is a graduate of the Ecole Polytechnique and the Ecole des Mines de Paris. He began his career at the Mines de Lyon, and then held different positions at the Ministry of Industry and in the Prime Minister’s Cabinet. From 1984 to 1986, he held the position of deputy to the cabinet director of the Minister in charge of Industry. In 1987, he became director of strategy for the Télécommunications Radioélectriques et Téléphoniques (TRT) company. In 1989, he was appointed director of hydrocarbons at the Ministry of Industry, and in 1994 he joined the general administration of the Institut Français du Pétrole (French Petroleum Institute) (IFP) and directed the research and development activities. In 1998, he was appointed Senior Executive Vice President of ISIS, a technological holding of which IFP was a shareholder. In 1999, he was appointed director of Long-term Cooperation and Analysis of Energy Policies within the International Energy Agency (IEA). Mr. Appert has served as IFP’s Chairman and Chief Executive Officer since April 2003.

Roger Cairns.  Mr. Cairns served as one of our directors since 2001 and was also a member of our Strategic Committee until April 27, 2007. Mr. Cairns is currently Chairman and Chief Executive Officer of Cedar International Plc. (U.K.). From 1978 to 1981, Mr. Cairns was in charge of BP’s North Sea oilfield water management and gas gathering, following which he held various positions with BP until 1983. In 1983, he joined Trafalgar House Oil & Gas plc as Technical Director and was with them until 1989. For the period 1989 to 1997, he was Managing Director of Hardy Oil & Gas plc. He currently serves as Senior Technical Adviser of Enhanced Recovery System Ltd. Mr. Cairns is also managing director of Enhanced Recovery Systems Ltd. (UK), Chairman and Chief Executive Officer of Cedar International plc (UK) and director of Sylvan Energy (UK).

Miguel Caparros.  Mr. Caparros is retired. He served as one of our directors since 1995 and was also a member of our Audit Committee until April 27, 2007. He is also a director at C4W and a founding shareholder and advisor of Energiestro (France). Mr. Caparros is also an independent scholar of the Institut de Paléontologie Humaine (Institute of Human Paleontology). From 1970 to 1981, he held various positions with the Continental Illinois National Bank in Chicago and became General Manager of the French subsidiary of this bank from 1981 to 1983. He then joined Morgan Stanley as General Manager in charge of the investment bank in France, Spain, Italy and Belgium from 1983 to 1991. From 1992 to 1998, Mr. Caparros was an Advisory Director to Morgan Stanley. Mr. Caparros is a graduate of the Ecole des Hautes Etudes Commerciales in France and holds a Master in Business Administration from the University of Chicago Business School.

Pascal Colombani.  Graduate of the École Normale Supérieure, holding a degree in physics (agrégation) (1969) and a doctorate (1974), he began his career at the Centre National de la Recherche Scientifique (National Center for Scientific Research), before spending almost 20 years (1978-1997) at Schlumberger where he held various posts, in Europe and in the United States, before heading the group’s Japanese subsidiary in Tokyo and creating the group’s first R&D operation in China. Director of Technology at the Ministry for Research (1997-1999), he was named general director of the CEA in 2000, a position that he held until December 2002; this was also a period during which a number of new programs in nuclear research and technological research were launched. Initiator of the restructuring of CEA’s industrial investments and of the creation of Areva in 2000, he was Chairman of the supervisory board until May 2003. Currently, he is Associate Director and Senior Advisor for innovation, advanced technologies and energy with the strategic consulting firm A.T. Kearney. He is also a director of Alstom, the British Energy Group p.l.c., Rhodia and the Institut Français du Pétrole (French Petroleum Institute), and a member of the Académie des Technologies (French Technology Academy).

Jacques Deyirmendjian.  Mr. Deyirmendjian was initially appointed to our Board of Directors on the recommendation of Gaz de France (“GDF”) where he served as Managing Director, serving on our board from June 2000 through December 2001 as GDF’s representative and since December 2001 on an individual basis.

Mr. Deyirmendjan is also Chairman of the Strategic Committee. In 1989, he joined the International Division of GDF as Vice President, and the following year was appointed Executive Vice President. In 1996, he was appointed Senior Executive Vice President of GDF. In 2000, he was appointed Managing Director with responsibility for international affairs and industrial partnerships, then in 2002, he was appointed Chairman and Chief Executive Officer of GDF International. Since his retirement from GDF in July 2005, he has been a consultant and President of Deynergies SAS. He also serves as a board director of Fingaz (Switzerland). Mr. Deyirmendjian is a graduate of the Ecole Polytechnique de Paris and the Ecole Nationale de la Statistique et de l’Administration Economique (National School of Statistics and Economics).

Germaine Gibara.  Graduate of the American University of Cairo (1966), the University of Dalhousie, Halifax (1968) and the Harvard Business School (1984), she is also a certified financial analyst. She began her career at Lombard Odier in wealth management (1970-1975) before joining Alcan Aluminium Ltd. where she held the following positions in chronological order: Director of Investor Relations (1975-1984), Director of Strategic Studies (1985-1986), and President of Structure Automobile Alcan (1986-1991). From 1994 to 1995, she was Vice-President in charge of investments in companies in technology sectors at the Caisse de Dépôt et Placement du Québec (Quebec Financial Institution for Deposit and Investment). In addition, in 1992, she founded the strategic consulting firm Avvio Management Inc., which she continues to manage. Mrs. Gibara leads conferences on the management and commercialization of technology at McGill University and the Massachusetts Institute of Technology. She also serves on the board of directors of St Lawrence Cement, Agrium, Cogeco Cable and Sun Life Financial. Formerly, she served on the board of directors of Pechiney, the Canadian Chamber of Commerce, Videotron, Ault Food and the Economic Council of Canada.

Jean-Pierre Lamoure.  Mr. Lamoure has served as one of our directors since 1998 and is also a member of our Nominations and Remunerations Committee. Since 1997, Mr. Lamoure has been the Chairman and Chief Executive Officer of Solétanche Bachy. Since 1989, he has been the Chairman and Chief Executive Officer of Solétanche SA. From 1988 to 1997, Mr. Lamoure was Chairman and Chief Executive Officer of Forasol-Foramer. He is Chairman of the Supervisory Board of Atlantic SFDT SA and Vice Chairman of the Fédération Nationale des Travaux Publics (National Federation of Public Works). He is also Managing Director of Compagnie du Sol, on the management board of SEDECO SA, a member of the Supervisory Board of Fortis Banque France and different subsidiaries of Group Soletanche. He is also Chairman of Psila, Soletanche Bachy Enterprises, and Comemi. He also serves on the Board of Directors of Solman (France) and Bachy-Soletanche Holdings Ltd. (U.K.). Mr. Lamoure is a graduate of the Ecole Polytechnique and the Ecole des Mines de Paris.

Daniel Lebègue.  Mr. Lebègue has served as one of our directors since 2003 and is also Chairman of our Audit Committee. Mr. Lebègue is a director of Alcatel, Crédit Agricole SA, SCOR and SCOR U.S. (USA). Mr. Lebègue is also a member of the audit committees of Alcatel, Areva, Crédit Agricole SA and SCOR. He also chairs the Governing Board of the Institut d’Etudes Politiques de Lyon (Lyon Institute of Political Sciences) and serves as President of the Institut du Développement Durable et des Relations Internationales (Institute of Sustainable Development and International Relations) and of the French section of Transparency International and as co-chair of Eurofi. From 1998 to 2002, Mr. Lebègue was the Chief Executive Officer of the Caisse des Dépots et Consignations (State Financial Institution for Deposit and Consignment). Since July 2003, he has been at the head of the Institut Français des Administrateurs (IFA), a French professional association of Directors. Mr. Lebègue is a graduate of the Institut d’Etudes Politiques de Lyon and the Ecole Nationale d’Administration (National School of Administration).

Roger M. Milgrim.  Mr. Milgrim is retired. He has served as one of our directors since 2001 and is also a member of our Audit Committee. He is a former senior partner of Paul, Hastings, Janofsky & Walker LLP and author of two major legal works in the field of intellectual property and licensing. Mr. Milgrim serves in various charitable functions. Mr. Milgrim is a graduate of the University of Pennsylvania and New York University School of Law (where he was a Root-Tilden Scholar and where he subsequently served as an adjunct professor of law for 24 years). Mr. Milgrim also attended the University of Paris School of Law as a Fulbright Scholar and as a Ford Foundation Fellow.

John C. G. O’Leary.  Graduate of Trinity College in Dublin, the University College in Cork as well as the Institut Français du Pétrole (French Petroleum Institute), he began his career as a trader at the Irish National

Petroleum Corporation (1979-1980) then at Total as a drilling engineer (1980-1985). He then joined the Forasol-Foramer group where he held the position of Director of Development and Partnerships (1985-1989) and Vice-President of Marketing (1990-1997). After the acquisition in 1997 of Forasol-Foramer by Pride International, a company specialized in Onshore and Offshore drilling, he became General Manager of the new group, a position he held until 2004. From 2004 to 2006, he was a partner of Pareto Offshore ASA, a Norwegian company specialized in client consulting in the exploration/production sector. Since January 2007, he has been Chief Executive Officer of Strand Energy (Dubai), an investments and development opportunities research company in the oil and gas sector. He also serves on the board of directors of Huisman Itrec and of Jumbo Shipping.

Rolf-Erik Rolfsen.  Mr. Rolfsen has served as one of our directors since 2001 and is also a member of our Nominations and Remunerations Committee and, since April 27, 2007, a member of our Strategic Committee. Mr. Rolfsen is currently a director of Gaz de France Norge A.S. (Norway). He is also the Chairman of the executive council of the Industrial Development Fund at NTNU in Trondheim. From 1987 to 2000, he was Managing Director of Total Norge A.S., from 1999 to 2000 he was Managing Director of Fina Exploration Norway and from 2002 to 2006, he was a director of PGS (Norway). Mr. Rolfsen was educated at the College of Commerce in Oslo.

Pierre Vaillaud.  Mr. Vaillaud retired in 2000. He served as one of our directors since 1992 and was also a member of our Audit Committee and the Strategic Committee until April 27, 2007. He is our former Chairman and Chief Executive Officer, from 1992 to 1999, and at Elf Aquitaine, which he led from 1999 to 2000. He also serves on the supervisory boards of Oddo Pinatton and is a member of the board of directors of Total. Mr. Vaillaud is a graduate of the Ecole Polytechnique.

Bruno Weymuller.  Mr. Weymuller has served as one of our directors since 1995. He is also Chairman of our Nominations and Remunerations Committee. Since 2000, Mr. Weymuller is Executive Vice President of Strategy and Risk Assessment of Total. Prior to his current position, he served as the Chief Financial Officer of Elf Aquitaine. He is also on the Board of Elf Aquitaine, Sanofi-Aventis and Rexecode. He is also the representative of Elf Aquitaine on the board of Eurotradia International and Total E&P France. Mr. Weymuller is a graduate of Ecole Polytechnique and the Ecole des Mines de Paris and holds a Master’s degree from the Massachusetts Institute of Technology.

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

Audit Committee.  The mission of our Audit Committee is to ensure the quality of our internal controls and the integrity of our disclosure to our shareholders and financial markets. Our Audit Committee is responsible for:

•	recommending the appointment of the statutory auditors to the Board of Directors, as well as for their remuneration and ensuring their independence;

•	recommending rules for the statutory auditors regarding procedures for engagements other than the auditing of the accounts in order to guarantee the independence of the auditing provided by the statutory auditors in accordance with rules, regulations and recommendations applicable to us and to ensure that they are applied correctly;

•	giving prior authorization to the statutory auditors for all proceedings regarding engagements other than auditing in accordance with the conditions described below;

•	analyzing the assumptions used in the closing of accounts, reviewing our accounts and the annual and interim consolidated accounts prior to the Board of Directors’ review by remaining informed of our financial situation, liquidity and commitments, and the statutory auditors’ audit report on the annual and semi-annual financial statements;

•	evaluating the internal audit procedures as well as any other adopted measures in order to correct any significant problems in the internal audit;

•	reviewing the scope of work of the internal and external auditors;

•	evaluating the relevance of the risk analysis procedures;

•	evaluating the relevance of the adopted accounting principles and methods in conjunction with the statutory auditors;

•	consulting our Chairman and Chief Executive Officer and our Chief Financial Officer, between the end of the fiscal year and the date on which the Audit Committee decides on the draft of the annual accounts, on the relevance of the adopted accounting principles and methods, the efficiency of the control procedures for accounting and any other relevant matters;

•	reviewing the conditions under which derivative products are used;

•	remaining informed of significant legal proceedings;

•	examining the procedures required to be implemented regarding the receipt, conservation and treatment of claims related to accounting and internal accounting control, the matters related to the auditing of accounts as well as the documents sent by employees on an anonymous and confidential basis which would bring into question the accounting practices or auditing procedures (we are currently reviewing our ability to implement such procedures in view of, among other things, French and European data protection and labor law sensitivities); and

•	advising and providing, in a general manner, all appropriate recommendations on the above issues.

Our Audit Committee must be composed of at least three directors designated by our Board of Directors, a majority of which are “independent” as such term is defined under the AFEP-MEDEF report, all of whom are required to be determined as “independent” by our Board of Directors pursuant to NYSE listing standards as from July 31, 2005. Independence criteria are defined by the Board of Directors on the basis of rules and recommendations applicable in France, and where necessary, on other regulated markets where our securities are admitted to listing.

In considering directors for membership to the Audit Committee, the board reviews carefully the independence and qualifications in financial and accounting matters, especially familiarity with IFRS and U.S. GAAP. Members of our Audit Committee may not receive from us or our subsidiaries, apart from reimbursement for expenses, any compensation other than (i) directors’ fees (jetons de présence) owed in remuneration of their services as director and members of the committee, and, where applicable, (ii) retirement and pension revenue in relation to previous work performed for our benefit but not dependant on future activity.

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

The Audit Committee interviews the statutory auditors, and may do so outside the presence of management. The Audit Committee presents its written reports and recommendations to our Board of Directors. Our Audit Committee was comprised of Messrs. Lebègue (Chair), Caparros, Milgrim and Vaillaud until the Board meeting of April 27, 2007 which changed the composition of the Audit Committee as follows: Lebègue, Deyirmendjian, Milgrim and O’Leary. The Audit Committee presents its written reports to our Board of Directors.

During 2006, the Audit Committee met six times and had an attendance rate of 100%. During its meetings, the Audit Committee examined:

•	yearly and quarterly consolidated results releases and financial statements;

•	the impact of certain contracts on the 2005 accounts;

•	the status of internal control procedures as per section 404 of the Sarbanes-Oxley Act;

•	certain contracts requiring particular attention;

•	the control procedure for projects;

•	matters relating to financial communication;

•	the 2005 annual report on Form 20-F and its approval for filing with the SEC.

In addition, in accordance with French Autorité des marchés financiers (the “AMF”) and SEC rules, the Audit Committee adopted a pre-approval policy for the engagements of our statutory auditors. See “Item 16C. Principal Accountant Fees and Services — Audit Committee Pre-approval Policies and Procedures”.

Nominations and Remunerations Committee.  The mission of our Nominations and Remunerations Committee is the following:

•	to recommend to the Board of Directors the people that should be nominated as directors, Chairman, Chief Executive Officer (directeur général) and other executive vice presidents (directeurs généraux délégués), as necessary, as well as to prepare our corporate governance rules; and

•	to examine the executive compensation policies implemented in the Group and the remuneration of the members of senior management, to propose the remuneration of the Chairman, Chief Executive Officer, other executive vice presidents, as appropriate, and to prepare a report on the foregoing.

Our Nominations and Remunerations Committee is mainly responsible for the following:

•	presenting to the Board of Directors recommendations on the composition of the Board of Directors and its committees;

•	proposing to the Board of Directors, on an annual basis, a list of directors qualified as “independent” directors pursuant to applicable recommendations in France and stock exchange rules where our securities are listed;

•	assisting the Board of Directors in the choice and evaluation of the Chairman, the Chief Executive Officer (directeur général) and other executive vice presidents, (directeurs généraux délégués), as the case may be;

•	developing and recommending to the Board of Directors a set of corporate governance principles;

•	preparing the procedures for the evaluation by the Board of Directors of its operating practices;

•	formulating to the Board of Directors recommendations and proposals concerning the remuneration, retirement and health plans, benefits in kind and other financial rights, including, in case of retirement, of the Chairman, the Chief Executive Officer and other executive vice presidents, as the case may be;

•	formulating to the Board of Directors recommendations and proposals concerning allocation of stock purchase and subscription options, and in particular, those allocated to the Chairman and Chief Executive Officer and other executive vice presidents, (directeurs généraux délégués), as the case may be;

•	reviewing policies related to the remuneration of members of the senior management, including stock options, equity-based plans, retirement and health plans and benefits in kind; and

•	formulating to the Board of Directors recommendations and proposals concerning allocation of directors’ fees (jetons de présence) and reimbursement of expenses.

Our Nominations and Remunerations Committee is composed of at least three directors appointed by the Board of Directors, a majority of which are independent. Members of our Nominations and Remunerations Committee may not receive from us or our subsidiaries, apart from reimbursement for expenses, any compensation other than (i) directors’ fees (jetons de présence) owed in remuneration of their services as director and members of the committee, where applicable, and (ii) retirement and pension revenue in relation to previous work performed for our benefit but not dependent on future activity.

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

Our Nominations and Remunerations Committee was comprised of Messrs. Weymuller (Chair), Lamoure and Rolfsen, until the Board meeting of April 27, 2007 which changed the composition of the Nominations and Remunerations Committee as follows: Weymuller, Colombani, Gibara and Lamoure, all of whom are “independent” as such term is defined under the AFEP-MEDEF report, which may differ from standards applicable to U.S. companies listed on the NYSE.

Our Nominations and Remunerations Committee met six times in 2006. The attendance rate was 100%. During 2006, the Nominations and Remunerations Committee:

•	proposed to the Board of Directors a list of directors qualified as independent directors in accordance with rules and recommendations applicable in France and on the regulated markets where our securities are traded;

•	debated on the composition of the next Board of Directors and its committee;

•	examined the mechanism for the directors rotation;

•	studied and implemented the succession plan for the Chairman and Chief Executive Officer, examined several candidates and recommended to the board the selected candidate;

•	examined the evaluation questionnaire in connection with the evaluation of the Board of Directors functioning;

•	examined our draft report with respect to the remuneration of executives for the annual report;

•	examined the amount and allocation of directors’ fees (jetons de présence) for 2006;

•	recommended to the Board of Directors the remuneration of our Chairman and Chief Executive Officer (variable portion for 2005, the base remuneration for 2006 and the criteria for determining the variable part of 2006);

•	examined the remuneration for the members of our Executive Management Committee (variable portion for 2005, base remuneration for 2006 and criteria for determining the variable part of 2006);

•	examined allocation of shares for free; and

•	examined and recommended to the Board of Directors the allocation of a new tranche of stock options.

The committee evaluated the “independence” criteria of members of our Board of Directors as such term is defined in the AFEP-MEDEF report, and determined that Messrs. Cairns, Caparros, Deyirmendjian, Lamoure, Lebègue, Milgrim, Rolfsen, Vaillaud and Weymuller are independent. The committee presented its conclusions to our Board of Directors at its meeting on February 22, 2006, which adopted them. The independence criteria of the AFEP-MEDEF report may differ from those of the New York Stock Exchange.

Strategic Committee.  The mission of our Strategic Committee is to:

•	review the global strategy of the Group as proposed by our Chairman and Chief Executive Officer;

•	review the capital expenditure and investment budget of the Group;

•	examine any major asset acquisition or disposition and associated financing and allocation; and

•	review any transaction outside the ordinary course of business susceptible of serious business risk, presented by our Chairman and Chief Executive Officer.

The Strategic Committee shall be composed of at least three members of the Board of Directors designated by the board. Members of our Strategic Committee may not receive from us or our subsidiaries, apart from reimbursement for expenses, any compensation other than (i) directors’ fees (jetons de présence) owed in remuneration of their services as director and members of the committee, where applicable, and (ii) retirement and pension revenue in relation to previous work performed for our benefit but not dependant on future activity.

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

Our Strategic Committee was comprised of Messrs. Deyirmendjian (Chair), Cairns, Appert and Vaillaud until the Board meeting of April 27, 2007 which changed the composition of the Strategic Committee as follows: Deyirmendjian, Appert, Colombani, Gibara and Rolfsen.

Our Strategic Committee met four times in 2006. The attendance rate was 94%. During 2006, the Strategic Committee examined the following:

•	our markets, competition and priority stakes for the development of the Group;

•	Group policy in terms of modernization and extension of Technip fleet and plants;

•	a contemplated acquisition and the external growth policy of the Group;

•	review of a proposed launching of a new lay vessel for rigid pipes; and

•	detailed review of the 2007 budget for the Group and the three-year plan.

Summary of significant differences with NYSE corporate governance listing standards

As a foreign private issuer, we are required to comply with New York Stock Exchange (the “NYSE”) rules regarding the independence, duties and responsibilities of our Audit Committee, and to disclose any significant differences between our corporate governance practices and NYSE corporate governance standards applicable to U.S. companies. One of our executive officers will be required to submit a written affirmation to the NYSE within 30 days of the filing of this annual report attesting to our compliance. Accordingly, our Board of Directors completed an evaluation of independence according to NYSE standards on May 14, 2007. We have chosen to follow the criteria for independence used in France in the AFEP-MEDEF report, which differs from NYSE standards. French law does not require non-management directors to meet regularly without management. We are, therefore, not aware whether our non-management directors meet at regularly scheduled executive sessions without management present. We are currently studying ways to implement the requirement for our Audit Committee to establish a procedure that complies with French and European data protection and labor laws that we are subject to in order to receive, record and treat any potential complaints regarding our auditing, accounting policies or practices or our internal controls.

Executive Management Committee

Our Executive Management Committee in 2006 was comprised of Daniel Valot (Chairman and Chief Executive Officer), Daniel Burlin (President, Operations) Anne Decressac (President, Human Resources and Communications), Olivier Dubois (President, Chief Financial Officer) and Bernard di Tullio (President, Oil and Gas). Thierry Pilenko was appointed Executive Vice President by our Board of Directors on January 15, 2007 and was appointed as Chairman of the Board and Chief Executive Officer by our new Board of Directors following his appointment as Director by the ordinary general meeting of shareholders held on April 27, 2007.

Compensation

The aggregate amount of compensation in directors’ fees that we paid to members of our Board of Directors, not including the Chairman, for services in all capacities in the year ended December 31, 2006 was approximately €299,900, as authorized by the combined shareholders’ meeting held on April 28, 2006. This decision provided that directors may be paid an aggregate amount of up to €300,000 in directors’ fees (jetons de présence) for the 2006 fiscal year and the three successive fiscal years. However, this decision was replaced on April 27, 2007, when the combined shareholders’ meeting held on that date decided that the directors may be paid an aggregate amount of up to €375,000 in directors’ fees (jetons de présence) for the 2007 fiscal year.

The fixed portion of compensation that we paid to the Chairman of the Board of Directors was €645,000 for 2006, while the variable portion of compensation paid in 2006 in respect of 2005 was €479,590. Daniel Valot also benefits from use of a company car valued at €3,871 per year. In 2006, Daniel Valot did not receive any directors’ fees (jetons de présence) for the positions he occupies in the Group Companies. Daniel Valot did not receive any options in 2006 nor did Daniel Valot exercise any options during 2006. Daniel Valot benefits from the same retirement plan as other executive managers of the Group (18 persons in 2006). It is a fixed contribution scheme to which we contribute 6% of the fixed portion of compensation, up to eight times the French Social Security annual limit which was €248,544 in 2006. Our 2006 contribution to Daniel Valot’s retirement plan amounted to €14,913.

At the time of his appointment, a worldwide non-compete agreement was agreed with Daniel Valot, for a period of three years starting from the date of his departure from Technip and ending upon his 65th birthday. This non-compete obligation provides for an indemnity of 60% of three years of his gross remuneration.

On September 27, 2006, upon recommendation of the Nominations and Remunerations Committee, the Board of Directors decided to grant a departure indemnity in an amount of €1,128,250 to Daniel Valot to show its gratitude for his contribution to the Group’s growth. On the same date, the Board of Directors also approved the conclusion of a two-year consultancy agreement with Daniel Valot, in order to ensure his availability during the transition period of the General Management and the Board of Directors, at a daily rate of €4,000, on the basis of 80 days of availability per year.

The compensation policy of our officers and key personnel was reviewed by the Compensation Committee of our Board of Directors. The global aggregate amount of compensation paid, directly or indirectly by us and all Group companies (the members of our Management Committee and the principal executives of the main engineering centers), a total of 14 persons, was approximately €5.47 million in 2006. The variable portion was approximately 29% of this amount.

The allocation of directors’ fees (jetons de présence) for 2006 was as follows:

•	€100,000 divided into equal parts among the Board of Directors (with the exception of the Chairman who does not receive directors’ fees), or €10,000 per director;

•	a supplementary sum of €30,000 divided equally among directors living in Europe but not in France (i.e., three directors);

•	a supplementary sum of €20,000 is allocated to the only director living outside of Europe;

•	a supplementary sum of €150,000 for the year 2006, taking into account the attendance rate of the participants since January 1, 2006, is divided among the directors (other than the Chairman) at the fixed amount of €800 per session of the board and €750 per session of the committee to each participant in attendance:

However, this fixed amount is raised to:

•	€1,500 for the Chairman of the Strategic Committee and the Nominations and Remunerations Committee; and

•	for the Audit Committee, the fee is set at €1,250 for each participant and €2,500 for the Chairman.

The following table sets forth the total amounts of compensation paid by us to our Board of Directors in the 2006 fiscal year including non-cash benefits:

	Amount of
Members of the Board of Directors in 2006	Compensation

D. Valot	€1,128,461	(1)
O. Appert	€20,250
R. Cairns	€31,000
M. Caparros	€35,500
J. Deyirmendjian	€24,800
J.P. Lamoure	€21,700
D. Lebègue	€33,150
R. Milgrim	€45,500
R.E. Rolfsen	€32,500
P. Vaillaud	€29,300
B. Weymuller	€26,200
Total	€1,428,361

(1)	Mr. Valot was paid a fixed salary of €645,000 in 2006, received a bonus of €479,590 in 2006 in respect of his performance in the 2005 fiscal year and use of a company car valued at €3,871.

The principal executives of the Group do not receive directors’ fees (jetons de présence) due to the positions they occupy in Group companies.

Share Ownership

No member of our Board of Directors or our executive officers, or these persons as a group, is the beneficial owner of more than 1% of our voting power. To the best of our knowledge, as of December 31, 2006, the 11 members of our Executive Committee and Management Committee held 84,648 of our shares while members of our Board of Directors held 6,452 shares.

Options

As of March 31, 2007, a total of 2,861,427 options to acquire 2,861,427 new or existing shares were outstanding (1,930,426 options to acquire 1,930,426 new or existing shares as of December 31, 2006), of which 180,000 were held by members of our Board of Directors with the remainder held by our employees or executives. Each option gives rise to the right to subscribe for our shares. To the best of our knowledge, none of the individual members of our Board of Directors or of our Executive Committee and Management Committee own options that would, taking into account their current shareholding, entitle them to own more than 1% of our outstanding shares.

The following table indicates information as of December 31, 2006. Our Board of Directors decided on November 15, 2006 to bring the parity of the options giving right to four shares to one option giving right to one share, by multiplying the number of options by four and simultaneously by dividing the exercise price of one option by four as well as the number of shares to which each option gives right. The management of the options was thus simplified because as of November 15, 2006, all of the outstanding options each gave right to one share.

	1999/2001 Plan		2002 Plan			2005 Plan
					Tranche B
	2000 tranche		Tranche A	Tranche B	Remainder	Tranche 1	Tranche 2
	Subscription		Subscription	Subscription	Subscription	Subscription	Subscription
	Options		Options	Options	Options	Options	Options

Date of shareholders’ meeting	Apr. 28, 2000		Aug. 24, 2001	June 20, 2002	June 20, 2002	Apr. 29, 2005	Apr. 29, 2005
Date of board resolution	Dec. 14, 2000		Dec. 9, 2002	Dec. 9, 2002	May 21, 2003	Dec. 14, 2005	July 26, 2006
Number of holders per tranche	1,100	(7)	400	850	7	59	323
Number of options authorized(2)	1% of capital		1% of capital	2% of capital	20,960	1% of capital	1% of capital
Number of options allocated	1,972,112	(1)	936,320	1,851,680	20,960	965,213	965,213
Total number of shares available for subscription/purchase(3)	1,599,112		748,360	1,752,480	20,800	965,213	965,213
Of which: Number of shares available to directors and senior management for subscription/purchase	483,200	(1)	116,000	556,000	0	602,000	15,000
Of which: Number of directors and senior management concerned	17		4	16	0	12	2
Vesting date for exercise of options(4)	Dec. 15, 2003		Dec. 10, 2005	Dec. 10, 2005	May 22, 2006	Dec. 15, 2009	July 26, 2010
Expiration date(5)(6)	Dec. 14, 2008		Dec. 9, 2008	Dec. 9, 2008	May 21, 2009	Dec. 14, 2011	July 26, 2012
Subscription/purchase price per Share	€35.81		€17.9875	€17.9875	€18.495	€48.18	€42.48
Number of shares subscribed/ purchased at 12/31/06	1,230,227		503,243	1,186,835	5,200	0	0
Shares remaining available for subscription/exercise at 12/31/06	368,885		245,117	565,645	15,600	0	0

(1)	The options granted as part of this 1999-2001 plan, tranche 2000, relate to a maximum of 632,604 shares. The rules for this tranche state that a maximum of 139,576 share purchase options will be granted first. Therefore, the initial exercises of options will be for the transfer of 139,576 shares held by us and the remaining 493,028 options will be considered as share subscription options.

(2)	The number of options authorized was determined as a percentage of our share capital as of the date the Board of Directors exercised the authorization.

(3)	The number of shares available for subscription is less than the number of options allocated due to the departure of the employee holding them.

(4)	The options for each tranche have different vesting dates. In each case, the date indicated is that of the first day of vesting for the shares issued with respect to the relevant tranche.

(5)	The options for each tranche have different expiration dates. In each case, the date indicated is that of the day of expiration for the shares issued with respect to the relevant tranche.

(6)	All the plans are subject to certain restrictions limiting the exercise of options in the event of the employee’s or director’s departure from Technip. Holders of options may not exercise their options immediately following their allocation. The options may be exercised only three years following the date of grant of the options for a period of two, three or five years after the grant.

(7)	This number includes holders of share subscription and share purchase options for tranche 2000 of the 1999-2001 Plan.

Further to the merger of Coflexip into Technip, our General Shareholders’ Meeting authorized, on July 11, 2003, the takeover of any commitments by Coflexip resulting from stock options granted to Coflexip employees and corporate officers and to employees of affiliated companies. Shares obtained by exercising stock options after the merger shall be our shares instead of and in place of Coflexip shares. Given the merger exchange ratio (i.e., nine Technip shares for every eight Coflexip shares), the new bases for exercising stock purchase and subscription options granted by Coflexip have been calculated, for each of the options granted and not yet exercised at the date of the merger, in order to reflect the exchange ratio. The following table sets out information relating to stock purchase and subscription option plans previously granted by Coflexip, as of December 31, 2006.

	CSO Plan 9.2	CSO Plan 9.3	CSO Plan 10	CSO Plan 11
	Subscription	Subscription	Subscription	Subscription
	Options	Options	Options	Options

Date of shareholders’ meeting(1)	May 21, 1996	May 21, 1996	Jun. 2, 1999	May 30, 2000
Date of Board resolution(2)	Mar. 24, 1997	May 18, 1998	Dec. 14, 1999	Mar. 20, 2001
Number of options allocated	800,000	493,600	509,544	720,000
Number of holders per tranche at the allocation	89	50	100	144
Total number of shares available for subscription/purchase(4)	666,452	369,200	424,808	504,340
Vesting date for exercise of options	Jun. 7, 1999	Jun. 7, 2000	Dec. 15, 2001	Mar. 21, 2003
Expiration Date	Jun. 6, 2007	Jun. 6, 2008	Dec. 14, 2009	Mar. 20, 2011
Subscription/purchase price per share(3)	€10.5225	€27.49	€17.025	€34.2825
Number of shares subscribed/purchased at 12/31/06	618,692	285,700	352,428	243,968
Shares remaining available for subscription/purchase at 12/31/06	47,760	83,500	72,380	260,372

(1)	Date of the Coflexip shareholders’ meeting which has authorized the Coflexip shares subscription/purchase option plan.

(2)	Date of the Coflexip Board of Directors which allocated the option plans.

(3)	New subscription/purchase price according to the shares exchange ratio determined for the merger of Coflexip into our Company.

(4)	The number of shares available for subscription is less than the number of options allocated due to the departure of the employee holding them.

Company Savings Plan.  No shares have been purchased through a company savings plan in 2006 by our employees.

Options by non-director wage earners.  The following table sets forth the number of subscription or purchase options exercised by our 10 non-director wage earners who exercised the most options as of December 31, 2006.

				Number of
				Shares
			Exercise	Available for
	Number of		Price/Purchase	Subscription/	Expiration
Subscription or purchase options granted to the 10 non-director wage earners and the number of options exercised by them	Options		per Option	Purchase	Date	Plan

Options granted in 2006 by the issuer and any company within its scope of assigning options, to the 10 non-director wage earners of the issuer and any company within its scope, who were granted overall the highest amount of options	67,000	(*)	€42.48	67,000	July 26, 2012	Plan 2005 Part 2
Options granted by the issuer and the above-mentioned companies exercised in 2006 by the 10 non-director wage earners of the issuer and these companies, who were granted overall the highest number of shares available for purchase or subscription	4,000		€10.5225	4,000	June 6, 2007	CSO Plan 9-2
	4,400		€27.49	4,400	June 6, 2008	CSO Plan 9-3
	33,600		€35.81	33,600	December 14, 2008	1999/2001-2000 Tranche Subscription Options
	50,000		€34.2825	50,000	March 20, 2011	CSO Plan 11
	43,200		€17.9875	43,200	December 9, 2008	2002 Part A and Part B

(*)	The exercise of subscription options assigned by the Board of Directors on July 26, 2006 will be linked to the satisfactory performance by us for our shareholders for the 2005/2008 period. This performance will be measured by the development of our fully diluted earnings per share (‘‘EPS”) compared to the representative competitive average for the Group.

2006 Executive Stock Option Plan.  The 2006 stock option plan (Tranche 2) was authorized by the Shareholders’ Meeting held on April 29, 2005 and implemented by the Board of Directors on July 26, 2006. These options are valid up to six years from the date of grant.

Employees

For information regarding our employees, see “Item 4. Information on Technip — Human Resources”.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth, to the best of our knowledge, certain information with respect to the beneficial ownership of shares and voting rights by our principal shareholders, as of February 28, 2007. To the best of our knowledge, there are no other shareholders whose beneficial ownership represents 5% or more of our share capital or voting rights other than those listed below. The shareholders listed below do not possess voting rights that differ from any other shareholder, except to the extent they have held our shares in registered form for two or more years so as to benefit from the double-voting rights provided by our articles of association (statuts). See “Item 10. Additional Information — Articles of Association (statuts)” and “— Shareholders’ Meetings and Voting Rights — Double Voting Rights”.

The following table sets forth certain information regarding the ownership of our outstanding shares as of February 28, 2007, following the effectiveness of our one-for-four stock split effected on May 13, 2005.

	As of February 28, 2007
		% of	% of
		Shares	Voting
Shareholder	Shares	Outstanding	Rights

Tradewinds NWQ	6,902,897	6.50%	6.20%
Oppenheimer Funds	5,800,000	5.50%	5.20%
IFP	3,088,212	2.90%	5.60%
Employees	1,735,132	1.65%	3.10%
Treasury shares	2,453,458	2.30%	0.00%
Other	86,190,505	81.15%	80.00%

Total	106,170,204	100.00%	100.00%

Shares Held in the United States

On December 31, 2006, 8,505,107 of our ADSs were issued and outstanding (approximately 8.0% of our issued and outstanding share capital) and held of record by six record holders. As of March 3, 2007, we believe there were approximately 77,037 beneficial holders of our ADSs in the United States. We were informed that on April 25, 2007, 7,214,909 of our ADSs were issued and outstanding and of which 1,084 ADSs were held by six record holders.

We were aware that as of December 31, 2006, there were at least 57 holders in bearer form in the United States holding 8,502,797 shares, as well as six record holders.

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

In 1974, Coflexip signed a licensing contract with IFP, which as a result of the business combination holds approximately 5.60% of our voting rights. This contract stipulates that Coflexip has the right to use certain IFP technologies and know-how held by IFP in exchange for the payment of royalties. The agreement was assigned by Coflexip to Technip France in July 2003 and terminated by mutual consent with effect from December 31, 2003. In 2004, we signed a frame cooperation agreement with IFP for research in the field of subsea flexible and rigid reeled pipelines, in respect of which we paid in 2006 and 2005 to IFP an amount of €3.20 million and €3.038 million respectively.

As of December 31, 2006, and as required under French law, we had no outstanding loans to directors or senior management.

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

Dividends paid to holders of American Depositary Shares are converted from Euros to Dollars and subjected to a charge by the Depositary for any expenses incurred by the Depositary in such conversion.

For the 2006 fiscal year, the Board of Directors proposed to our shareholders, who approved, the payment of a dividend of €3.15 per share. An interim dividend of €0.50 was paid on December 21, 2006, upon a decision of the Board of Directors on December 14, 2006. The remaining amount of the dividend was paid on May 3, 2007.

The following table sets forth the total dividends paid per share and per American Depositary Share for each year indicated, with and without the French tax credits attached to dividends and before deduction of any French withholding tax.

		Dividend per			Dividend per
		ADS			Share
	Dividend	Including		Dividend	Including
Year to which Dividend Related(1)	per ADS(2)	Avoir fiscal(3)		per Share	Avoir fiscal(3)
	U.S.$	U.S.$		€	€

2002	0.90	1.35		3.30	4.95
2003	1.01	1.51		3.30	4.95
2004	1.02	1.33		3.30	4.30	(4)
2005	1.10	1.10	(5)	0.92	0.92	(5)
2006	3.59	3.59		3.15	3.15	(6)

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

(2)	Based on the number of our shares existing at the end of each fiscal year, each American depository share represented one-fourth of an ordinary share. Pursuant to a share split that was approved by the extraordinary general meeting of our shareholders on April 29, 2005 and which was effected on May 13, 2005, each such ADS now represents one share. For the convenience of the reader, dividends per ADS paid in 2005 have been translated from the Euro amount per share into Dollars per ADS at the rate of U.S.$1.20 per €1.00, not necessarily the actual amount paid. Amounts paid in 2000 through 2003 have been translated into U.S. Dollars at the noon buying rate applicable on the dividend payment date. This does not mean that we actually converted these amounts into U.S. Dollars at that rate and you should not assume that they could have been converted at that or any other rate.

(3)	A French tax credit (known as the avoir fiscal) was attached to distributions of dividends made before December 31, 2004. Its amount ranged from 10% to 50% of the dividends depending on the nature of the recipient. For simplification purposes, the avoir fiscal included in the dividend per share in the chart above were calculated at the rate of 50%, which was the rate applicable to individuals. From 2005 on, the avoir fiscal has been abolished and partially replaced by a French tax credit benefiting only to individuals. Such French tax credit is equal to 50% of the dividends distributed, but capped at €230 or €115 per year depending on the marital status of the recipient. Any payment equivalent to French tax credits, less applicable French withholding tax, is made only following receipt by the French Tax Administration of a claim for such payment filed by shareholders entitled to such payment, and is generally not expected to be paid before 12 months after the filing of such claim, and after the close of the calendar year in which the respective dividends are paid. See “Item 10. Additional Information — Taxation — French Taxation of Non-Resident Investors” and “Item 10. Additional Information — Taxation of U.S. Investors”.

(4)	As mentioned under (3) above, dividends paid by French companies since January 1, 2005 no longer carry any avoir fiscal. However, the portion of the dividend relating to tax year 2004 that was paid in December 2004 (i.e., the interim dividend of €2.00 per share) still carried an avoir fiscal. We have applied to this portion of dividends paid in 2004 the avoir fiscal rate for individuals, i.e., 50%.

(5)	On May 13, 2005, pursuant to a share split, the number of our outstanding shares was multiplied by four.

(6)	An interim dividend of €0.50 per share relating to the 2006 fiscal year, was paid on December 21, 2006.

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

Our Board of Directors may declare interim dividends, subject to French law, and may do so, for interim dividends paid in cash without obtaining shareholder approval. For interim dividends paid in shares, however, prior authorization by an ordinary shareholders’ meeting is required. In December 2004 and December 2006, we paid an interim dividend of €47,506,442 (€2.00 per share) and €52,415,701 (€0.50 per share), respectively.

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

ITP Litigation

On December 21, 2001, ITP SA — InTerPipe (“ITP”), a French company, filed a complaint with the Tribunal de Commerce de Versailles (Commercial Court of Versailles) against Coflexip, Technip UK Ltd. (formerly Coflexip Stena Offshore Limited and Technip Offshore UK Ltd.) and Technip Offshore International (former Coflexip Stena Offshore International) seeking damages based on alleged breaches of several confidentiality agreements entered into between 1993 and 1998 relating principally to the ETAP contract for Shell and the preparation of the Girassol bid for Elf. Further to the partial contribution of assets from Coflexip to Technip Offshore International and from Technip Offshore International to Technip France and the merger of Coflexip into Technip in July 2003, Technip France is the successor of Coflexip and Technip Offshore International. The proceeding was subsequently moved to the Tribunal de Commerce de Paris (Commercial Court of Paris). On May 16, 2006, the Tribunal de Commerce de Paris rendered a ruling in favor of ITP, which is non-enforceable pending the outcome of the appeal.

On June 28, 2006, Technip France and Technip UK Ltd. filed an appeal with the Cour d’Appel de Paris (Court of Appeal). The appeal is currently in progress and a decision will not be rendered before the first half of 2008. We believe that ITP’s allegations are unfounded and that our exposure is not material.

In addition, ITP filed a complaint against Technip Offshore, Inc. with the United States District Court for the Southern District of Alabama, for an alleged infringement of ITP’s United States patent relating to “pipe-in-pipe” technologies in connection with the manufacturing by Technip Offshore, Inc. of a pipe-in-pipe in Mobile, Alabama for the Dalia Project for Total. The discovery procedure has just started. We believe that ITP’s allegations are unfounded.

The action brought by ITP in Edinburgh, Scotland against Technip UK Ltd. seeking £2.5 million in damages for infringement of a patent relating to “pipe-in-pipe” technologies is now closed. In February 2004, the European Patent Office (“EPO”) invalidated the patent claimed by ITP. Subsequently, the court in Edinburgh cancelled its judgment at first instance that had declared the infringement of the ITP patent by Technip UK Ltd. In addition, the court in Edinburgh, in its decision dated November 15, 2005, assigned the expenses of the whole proceedings to ITP. In September 2006, pursuant to this decision, ITP paid 402,452 British Pound Sterling to Technip.

Pending Investigation

We are a shareholder of TSKJ, a joint-venture company, which is carrying out the construction of a natural gas liquefaction complex in Nigeria for Nigeria LNG Limited (NLNG), which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total) and Agip International B.V. (an affiliate of ENI SpA). The companies KBR (formerly a subsidiary of Halliburton Company), Snamprogetti Netherlands BV (a subsidiary of the Italian Group, ENI), JGC Corporation (Japan) and Technip each hold 25% of the capital of TSKJ.

In its annual report for the 2005 fiscal year, Halliburton Company indicated that the United States Securities and Exchange Commission (the “SEC”) and the United States Department of Justice are conducting formal investigations into payments made in connection with the construction by TSKJ of a natural gas liquefaction complex located at Bonny Island in Rivers State, Nigeria for NLNG.

Halliburton Company also reported that these formal investigations relate to payments made by TSKJ under several agency agreements and that the SEC has issued a subpoena to the former Chairman of KBR, to certain current and former KBR employees and to at least one subcontractor of KBR.

During the summer of 2004, we were asked by the SEC to voluntarily provide information related to the implementation of this project. In October 2005, we were provided with a copy of an order of investigation relating to this matter originally issued by the SEC on May 25, 2004. We are cooperating fully with the U.S. authorities and have engaged an independent U.S. law firm to conduct an internal investigation of our possible involvement in this matter. We instructed this law firm to provide the SEC with the information obtained in the context of the internal investigation. Upon the recommendation of this independent U.S. law firm, we voluntarily launched a new campaign in September 2006 to use a broader basis for the document search, including an in-depth electronic search supervised by a U.S. consultant specialized in information technology.

However, we do not expect this matter to have a material impact on our consolidated results of operations, financial position or cash flows.

Significant Changes

For information on our unaudited revenues for the three month period ended March 31, 2007, see “Item 5. Operating and Financial Review and Prospects — Recent Developments”.

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

	Price per Share		Price per ADS
	in €(1)		in U.S.$(2)
Calendar Period	High	Low	High	Low

2002
First Quarter	39.48	33.15	35.20	29.00
Second Quarter	40.58	26.60	34.80	26.00
Third Quarter	26.88	16.38	26.00	16.35
Fourth Quarter	19.96	12.75	20.20	12.34

2003
First Quarter	17.50	12.96	18.55	14.32
Second Quarter	20.88	16.06	24.92	17.35
Third Quarter	22.39	18.38	25.60	21.10
Fourth Quarter	22.98	20.73	27.88	24.30

	Price per Share		Price per ADS
	in €(1)		in U.S.$(2)
Calendar Period	High	Low	High	Low

2004
First Quarter	28.95	20.38	36.07	26.36
Second Quarter	29.00	26.00	35.29	30.42
Third Quarter	32.85	26.83	40.71	32.62
Fourth Quarter	34.25	29.38	46.69	38.25

2005
First Quarter	34.00	30.33	45.52	39.60
Second Quarter	39.35	31.15	47.49	40.70
Third Quarter	50.65	38.25	61.93	46.58
Fourth Quarter	51.90	42.10	60.78	49.31

Monthly amounts
January 2006	58.40	50.75	70.22	62.20
February 2006	56.35	49.75	68.24	59.99
March 2006	56.55	50.10	68.50	59.70
April 2006	62.40	50.05	77.44	61.90
May 2006	51.90	39.50	64.73	51.07
June 2006	46.93	37.78	60.13	48.31
July 2006	44.58	40.01	56.99	49.77
August 2006	46.24	41.01	59.14	52.60
September 2006	46.75	41.15	58.37	52.55
October 2006	48.20	42.10	60.74	53.02
November 2006	59.25	45.65	73.22	58.62
December 2006	54.55	50.8	71.38	66.92
January 2007	52.80	47.60	68.45	61.61
February 2007	53.45	48.40	70.39	63.47
March 2007	55.50	48.08	73.64	63.65
April 2007	59.30	54.38	80.86	72.80
May 2007	59.83	53.50	80.82	72.69
June 2007 (through June 18, 2007)	60.07	55.30	80.22	74.26

Source: Bloomberg

(1)	On May 13, 2005, pursuant to a share split, the number of our outstanding shares was multiplied by four.

(2)	Up until May 13, 2005 (included), each American Depositary Share represented one quarter of an ordinary share. After that date, each ADS represents one ordinary share.

On June 18, 2007, the last reported sales price of our shares on Eurolist was €59.53 per share and the last reported sales price of our ADSs on the New York Stock Exchange was U.S.$79.68 per ADS.

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

Euronext N.V. is listed on Eurolist by Euronexttm or Eurolist.

In January 2002, Euronext N.V. acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market and created Euronext.liffe. Euronext.liffe is the international derivatives business of Euronext, comprising the Amsterdam, Brussels, Lisbon, London and Paris derivatives markets. Euronext.liffe created a single market of derivatives, by bringing all its derivatives products together in the one electronic platform, LIFFE CONNECTtm.

Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms; NSCtm is the common platform for cash trading, Clearing 21tm for clearing, and LIFFE CONNECTtm for trading of derivatives. In addition, Euronext Paris anticipates the implementation of central clearinghouse, settlement and custody structures over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’ trading markets as well as the regulation of those markets.

Euronext Paris and Eurolist

As of February 21, 2005, all securities currently traded on the Premier, Second and Nouveau Marchés of the Euronext Paris are listed and traded on a single market, Eurolist, which is operated by Euronext Paris. In accordance with the regulations of Euronext Paris, the shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed among three capitalization compartments, according to the criteria set forth by Euronext Paris:

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

Securities listed on Eurolist are traded through authorized financial institutions that are members of Euronext Paris. Trading in Continu on Eurolist takes place continuously on each business day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:30 p.m. to 5:35 p.m. during which transactions are recorded in the central book but not executed, a closing auction at 5:35 p.m. and a “trading at last phase” from 5:35 p.m. to 5:40 p.m. Any trade of securities effected after the close of a stock exchange session is recorded on the next Eurolist trading day at the previous session’s closing price for the relevant security. Euronext Paris publishes a daily official price list that includes price information concerning listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities.

Trading in the listed securities of an issuer may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security, such as our shares, varies by more than 10% from a reference price, Euronext Paris may suspend trading (for the portion of the orders which would be traded outside the 10% threshold) for up to four minutes. The reference price is usually the opening price, or, with respect to the first quoted price of a given trading day, the last traded price of a previous day, as adjusted if necessary by Euronext Paris to take into account available information. Once trading has commenced, further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first trading suspension. Euronext Paris may also suspend trading for a four-minute period if trades are bound to breach the so-called “dynamic” thresholds, set at 2% plus or minus the last trade price. Euronext Paris may also suspend trading of a listed security in certain other circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Chairman of the AMF may also suspend trading on Eurolist.

All trades of securities listed on Eurolist are performed on a cash-settlement basis on the third trading day after the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (Service à Règlement Différé or “SRD”) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is reserved for securities which have a total market capitalization of at least €1 billion and represent a minimum daily trading volume of €1 million. Euronext Paris publishes each year the list of securities eligible for the SRD. Our shares are eligible for the deferred settlement service. Investors can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Euronext Paris SA may decide to cancel trades under exceptional circumstances if such trades do not comply with its own regulations.

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

Ownership of equities traded on a deferred settlement basis is considered to have been transferred only after the equities have been registered in the purchaser’s account. Under French securities regulations, any sale of securities executed on a deferred settlement basis during the month a dividend is paid is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid, and the seller’s accounts will be debited by the same amount.

Other

For other limitations affecting our shareholders, see “Item 10. Additional Information — Form, Holding and Transfer of Shares” and “Item 10. Additional Information — Requirements for Holdings Exceeding Certain Percentages”.

Item 10.	Additional Information

Share Capital

As of December 31, 2006, our authorized share capital amounted to €80,914,345.18, divided into 106,117,174 fully paid-up ordinary shares with a par value of €0.7625 each. The book value and face value of shares held by us or on our behalf by our subsidiaries amounted to €58.1 million and €1 million, respectively.

As of March 31, 2007, our authorized share capital amounted to €81,012,764.86, divided into 106,246,249 fully paid-up ordinary shares with a par value of €0.7625 each.

Articles of Association (statuts)

We are a société anonyme, a form of limited liability company, incorporated under French law. We were created on April 21, 1958 for a duration of 99 years. We are subject to Book II (Livre II) of the French commercial code (Code de commerce) and to decree no. 67-236 of March 23, 1967 as amended for les sociétés commerciales et les groupements d’intérêt économique (French law). Our registered office is located at 6-8 Allée de l’Arche, Faubourg de l’Arche — ZAC Danton, 92400 Courbevoie, France, and our telephone number is +33-1 4778-2121. Our main subsidiaries are located in France, Italy, Germany, the United States, the Netherlands, Abu Dhabi, Malaysia, Brazil, Australia, the United Kingdom and Norway.

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

The investment by all means and in any form, in companies or industrial, commercial, financial and real property enterprises, whether French or foreign, regardless of legal form or organization and, where necessary, the disposition of these investments.

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

Board of Directors’ Power to Vote on Agreements in which they are Materially Interested

Under French law, any agreements (except agreements in the ordinary course of business entered into on an arm’s length basis) between, either directly or through an intermediary, us and any director, the chief executive officer, one of its executive vice presidents and any of its shareholders holding more than 10% of the voting rights, or in case of a corporation, the company controlling it according to Article L.233-3 of the French commercial code, are subject to a special prior approval procedure, in accordance with Article L.225-38 et seq. of the French commercial code. The same applies to agreements in which a person referred to above has an indirect interest. Agreements between us and another company, of which our Chief Executive Officer, one of our executive vice presidents, or one of our Board of Directors members is the owner, general partner, manager, director, member of the Supervisory board, or in a general sense, is an officer, are also subject to prior authorization. The director in question or the person concerned must (i) inform the board of directors of the agreement and (ii) obtain its prior approval before the transaction is consummated. The Chairman of the Board of Directors must inform the statutory auditors of the existence of such agreement, and the next shareholders’ general meeting must then approve this agreement upon the presentation of a special report prepared by the statutory auditors. If the shareholders’ meeting refuses to approve the agreement, third parties may still rely on it, but the director may be held liable to us for any loss we may incur under the agreement. The party to the agreement may not participate either in the vote of the Board of Directors, or in the vote of the shareholders’ meeting. Any agreement entered into violation of these requirements may be declared void by the Commercial Court at our request or any shareholder, if such agreement is contrary to our interests. However, French law states that such agreements, if they are entered into in the ordinary course of business, and with terms and conditions which are not out of the ordinary course of business are not subject to the prior authorization of the board. Nevertheless, such agreements must be disclosed by the interested party to the chairman of the board of directors unless they are not significant for any party in terms of purpose or financial impact. The list and purpose of such agreements must be communicated by the chairman of the board to the board of directors and the statutory auditors.

Moreover, all undertakings of a listed company or any of its subsidiaries or companies which control it within the meaning of paragraphs II and III of Article L.233-16 of the French commercial code in favor of its chairmen, executive officers and executive vice presidents and which correspond to components of remuneration, indemnities or advantages owed or which may be owed in case of termination of or change in functions, or after termination of their position, must comply with the procedure of Articles L.225-38 and L.225-40 to L.225-42 of the French commercial code described above.

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

Borrowing Powers Exercisable by the Members of the Board of Directors

In accordance with Article L.225-43 of the French commercial code, members of the board of directors other than legal entities (including permanent representatives of companies who are members of the board of directors) or the Chief Executive Officer or the executive vice presidents may not, directly or indirectly, borrow money or obtain a guarantee from us. Any such loan or guarantee would be void. This prohibition also applies to spouses or heirs of such persons, and other intermediaries.

Age Requirements for Members of the Board of Directors

In accordance with Article L.225-19 of the French commercial code and the provisions of our articles of association (statuts), no more than one-third of the number of directors may be over 70 years of age at the end of the fiscal year. If such number is exceeded, the oldest director is automatically deemed to have resigned.

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

Annual Ordinary Meetings

French law requires our Board of Directors to convene an annual ordinary general shareholders’ meeting for approval of the annual accounts and the consolidated accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court (Tribunal de Commerce). If our Board of Directors fails to convene a shareholders’ meeting, our statutory auditors may call the meeting. A shareholders’ meeting may also be convened by the majority shareholders in share capital or voting rights following a tender offer on our shares or the acquisition of a controlling block of shares. In a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Our Board of Directors may convene any shareholders’ meeting upon proper notice any time during the year. In addition, any one of the following may request the court to appoint an agent to convene a meeting:

•	any interested party in cases of urgency;

•	one or several shareholders holding at least 5% of our share capital;

•	certain duly qualified associations of shareholders who hold their shares for at least two years in registered form and who together hold a specified percentage of our voting rights; or

•	the workers’ committee (comité d’entreprise) in cases of urgency.

Notice of Shareholders’ Meetings

We must announce general shareholders’ meetings at least 35 days in advance by means of a preliminary notice (avis de réunion), which is published in the bulletin des annonces légales obligatoires, or “BALO”. The preliminary notice must be sent to the AMF. The preliminary notice must contain, among other things, the time, date and place, the agenda of the meeting, a draft of the resolutions to be submitted to the shareholders, a description of the procedures to be followed to attend the meeting, the procedure for voting by mail or by other means, such as by remote data transmission, if applicable, with the relevant website address, and the e-mail address (if any) to which shareholders may send written questions to the Board of Directors.

At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice (avis de convocation) containing the final agenda and other information for the meeting and the e-mail address (if any) to which shareholders may send written questions to the Board of Directors. Such time constraints are reduced to, respectively, six and four days when the general shareholders meeting is called to approve any actions which the Board of Directors could undertake in the context of a public offering if implementation of such actions could lead to the offering defeat.

The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice and must be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which we are registered, as well as in the BALO, with prior notice having been given to the AMF.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the dismissal of members of the Board of Directors and replacement of members of the Board of Directors dismissed even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to our Board of Directors after the publication of the preliminary notice (avis de réunion) in the BALO and no later than 25 days prior to the meeting by:

•	one or several shareholders holding a specified percentage of shares;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold a specified percentage of our voting rights; or

•	the workers’ committee.

Such timeframe is reduced to 20 days if the preliminary notice is published more than 45 days in advance and to five days if the meeting is called in the context of a public offering.

Requests of additional resolutions must be submitted with a certificate of inscription in shareholders’ account. Shareholders submitting additional resolutions must also provide their certificate on the third business day (at midnight, Paris time) preceding the shareholders’ meeting, in order for the shareholders’ meeting to vote on such additional resolutions.

Our Board of Directors must submit these resolutions to a vote of the shareholders.

Any shareholder may submit to the Board of Directors written questions relating to the agenda for the meeting with a certificate attesting their share ownership enclosed, until, at the latest, the fourth day preceding a shareholders’ meeting. The e-mail address (if any) to which such questions may be sent is specified in the final notice (avis de convocation). The Board of Directors must respond to these questions.

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

In order to attend and vote at shareholders’ meetings, a holder of shares shall have such shares registered in his/her name or his/her intermediary’s name on the third business day, at midnight (Paris time) preceding the meeting.

According to French law, registration of shares held in bearer form is evidenced by a certificate (attestation de participation) issued by the financial intermediary in the exhibit to the mail voting form (formulaire de vote à distance), to the proxy or to the request of the admission card (carte d’admission). The certificate is also delivered to shareholders who have not received their admission card and who wish to attend the meeting on the third business day, at midnight (Paris time) preceding the meeting.

Pursuant to French law, a holder of shares who has already voted by mail, sent a proxy or requested his/her admission card or certificate (attestation de participation) may not select another method of attendance to the meeting.

A holder of shares who has already voted by mail, sent a proxy or requested his/her admission card or certificate (attestation de participation) may transfer all or part of his/her shares at any time. However, if the disposition of shares takes place before the third business day preceding the meeting, midnight (Paris time), we shall invalidate or modify accordingly, as the case may be, the vote by mail, proxy, admission card or certificate (attestation de participation). For this purpose, the accredited intermediary holding the securities account shall notify the disposition of shares and provide all relevant information to us or to our agent.

Sales occurring after the third business day preceding the meeting, midnight (Paris time), are not subject to notification by the accredited intermediary and do not require any action from us.

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

As of December 31, 2006, 5,240,631 of our shares carried double voting rights, representing approximately 4.93% of our outstanding shares and approximately 4.76% of our voting rights.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail or by any means provided for by our articles of association (statuts), including, when implemented, by remote data transmission (e.g., the Internet) of the correspondence ballot papers on a proxy form pursuant to applicable laws and regulations.

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

With respect to votes by mail, we must send a voting form to all registered shareholders and, on request, to any holder of shares in bearer form. The completed form must be returned to us or to our agent, with the certificate (attestation de participation), at least three days prior to the date of the shareholders’ meeting. However, voting forms and proxies sent by electronic means may be returned until the day before the meeting, 3:00 p.m., Paris time.

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

Quorum

French law requires that shareholders holding at least 20% of the shares entitled to voting rights must be present in person or voting by mail or by proxy or by any means including, when implemented, by remote data transmission (e.g., the Internet), in accordance with the applicable laws and regulations to fulfill the quorum requirement for:

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

Abstention from voting by those present in person or represented by proxy or voting by mail or present by any means including, when implemented, by remote data transmission (e.g., Internet), in accordance with the applicable laws and regulations, is counted as a vote against the resolution submitted to a shareholder vote.

In general, each shareholder is entitled to one vote per share at any general meeting, although shares held in registered form on our books in the name of the same holder for two years may be qualified for two votes, as we described at “— Shareholders’ Meetings and Voting Rights — Double Voting Rights” above. Under French law, shares of a company held by entities controlled, directly or indirectly, by that company or held by the company itself are not entitled to voting rights and do not count for quorum or majority purposes.

Changes in Our Share Capital — Dividends

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

Whenever the shareholders approve a capital increase or approve the delegation to our Board of Directors of the right to implement a capital increase (except when it results from an earlier issue of securities giving right to shares), they must also consider whether an additional capital increase should be reserved for our employees and those of our subsidiaries or whether to authorize our Board of Directors to carry out such reserved capital increase.

On April 27, 2007, our shareholders authorized our Board of Directors to:

•	increase the share capital while maintaining shareholder preferential subscription rights by issuing ordinary shares or any other securities giving access to the share capital or giving the right to debt securities up to a maximum amount of €37.5 million. The maximum nominal amount of debt securities giving access to the share capital has been set at €2.5 billion. This authorization will be valid for a period of 26 months following the shareholders’ meeting (20th resolution);

•	increase the share capital by issuing ordinary shares or any other securities giving access to the share capital or giving the right to debt securities while waiving the shareholders’ preferential subscription rights, but with the authority to grant a priority period, and through a public offering up to a maximum amount of €15 million, this amount being charged to the aggregate nominal amount of €37.5 million stipulated in the 20th resolution. The maximum nominal amount of debt securities giving access to the share capital has been set at €2.5 billion, this amount being charged to the aggregate nominal amount of

€2.5 billion stipulated in the 20th resolution. This authorization will be valid for a period of 26 months following the shareholders’ meeting (21st resolution);

•	increase the share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized up to a maximum amount of €75 million. This authorization will be valid for a period of 26 months following the shareholders’ meeting (23rd resolution);

•	increase the share capital up to a maximum nominal amount representing 3% of the share capital in favor of members of a company savings plan (Plan d’Epargne d’Entreprise), this amount being charged to the aggregate nominal amount of €37.5 million stipulated in the 20th resolution. This authorization will be valid for a period of 26 months following the shareholders’ meeting (25th resolution); and

•	increase the share capital without preferential subscription rights, through a capital increase reserved to certain categories of beneficiaries up to a maximum of 3% of the share capital, this amount being charged to the 3% ceiling set by the 25th resolution and the maximum nominal amount of the share capital increases that may be carried out pursuant to the 25th and 26th resolutions being charged to the aggregate nominal amount of €37.5 million stipulated in the 20th resolution. This authorization will be valid for a period of 18 months following the shareholders’ meeting provided that the issuance is carried out within a period not to exceed 18 months as of the shareholders’ meeting (26th resolution).

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

Our shareholders authorized the Board of Directors, at the general shareholders’ meeting of April 29, 2005 (11th resolution), to cancel repurchased shares up to the limit of 10% of share capital in a 24-month period. This authorization has been given for five years. Pursuant to this authorization, we canceled 5,569,409 shares over the 2006 fiscal year.

The history of our issued share capital since year-end 2002 is described below:

	Number of
	Shares Issued	Share Capital
	(in millions of Euros,
	except for shares issued)

Shares as of December 31, 2002	23,408,004	71.4
2003 increase	330,327	1.0
2003 increase(a)	—	—
Subscription to equity issue(b)	—	—
Decrease in capital(c)	—	—
Shares as of December 31, 2003	23,738,331	72.4
2004 increase	40,543	0.12
Subscription to equity issue	331,780	1.01
Decrease in capital	—	—
Shares as of December 31, 2004	24,110,654	73.5
2005 increase	2,465,664	1.9
One to four share split(d)	72,331,962	—
Decrease in capital	(34,108)	(0.03)
Shares as of December 31, 2005	98,874,172	75.4
2006 increase(e)	11,592,066	8.8
2006 increase(a)	1,220,345	0.9
Decrease in capital(c)	(4,246,674)	(3.2)
Decrease in capital(c)	(1,322,735)	(1.0)
Shares as of December 31, 2006	106,117,174	80.9

(a)	This increase results from exercised stock options.

(b)	This increase results from a new equity issuance reserved for our employees and employees of our affiliated companies.

(c)	Decrease in capital by cancellation of treasury shares.

(d)	The nominal share value was divided by four and the number of shares was multiplied by four on May 13, 2005 following the decision of the April 29, 2005 Extraordinary General Shareholders’ Meeting.

(e)	This increase results from the conversion of OCEANEs into equity in March 2006.

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

Financial Statements and Other Communications with Shareholders

In connection with any shareholders’ meeting, we must provide a set of documents including our Management report prepared by our Board of Directors and a summary of the results of the five previous years to any shareholder who so requests. In addition, French law requires that a special report be provided to the annual ordinary shareholders’ meeting regarding stock options and/or free shares we authorized and/or granted. This report must include options granted to our directors and some of our employees during the last fiscal year and the shares that they obtained through the exercise of their stock options during the past fiscal year.

Pursuant to a French law of August 1, 2003 (loi de sécurité financière), the Chairman of our Board of Directors has delivered a special report to the annual ordinary shareholders’ meeting held on April 27, 2007, regarding the status of the preparation and organization of the work of our Board of Directors, the status of the internal control procedures implemented by our Company and on the restrictions if any, that our Board of Directors have placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of our internal controls, the organization of the participants in our internal controls and the internal control procedures we currently have in place.

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

Legal Reserve

French law provides that French sociétés anonymes, like us, must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of December 31, 2006, our legal reserve was €9.8 million. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

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

Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity, acting alone or in a group (de concert) with others, that becomes the owner of, directly or indirectly, more than one-twentieth, one-tenth, three-twentieths, one-fifth, one-fourth, one-third, one-half, two-thirds, eighteen-twentieths or nineteen-twentieths of the outstanding shares or the voting rights of any French listed company or that increases or decreases its shareholding or voting rights above or below any of these thresholds, must notify such company within five trading days of exceeding or falling below such level of the number of equity securities or voting rights held. The individual or the entity must also notify the AMF, within five trading days of such date. The AMF then makes this information public.

French law imposes additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a company listed on a French regulated market. These persons must file a report with the company and the AMF within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the Board of Directors. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of other shareholders. Upon any changes of intention, it must file a new report and communicate it to the public in the form of a press release as provided above.

In addition, Article 13 of our articles of association (statuts) provides that, without prejudice to requirements under French law, any individual or entity, acting alone or in a group (de concert) with others, that becomes the owner, directly or indirectly, of 1% of our share capital or voting rights or a multiple of said percentage less than or equal to 33%, must notify us by a registered letter with a return receipt requested within five trading days of the date it crosses the threshold, of the aggregate number of shares (including in the form of American Depositary Shares) and their voting rights as well as the number of securities giving right to our share capital it holds directly or indirectly, alone or in a group (de concert). If a person does not comply with this notification requirement, one or more shareholders holding 1% or more of our share capital or voting rights may require, such request being recorded in the minutes of the general shareholders’ meeting, to deprive the shares in excess of the threshold which should have been notified of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with the notification requirements.

Under the General Regulation of the AMF, subject to limited exemptions, any person or persons acting in a group (de concert) who come to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital and for the balance of the securities giving access to the share capital of such company or to the voting rights of such company.

We must disclose on a monthly basis, under conditions provided for by the AMF, information with respect to the total number of voting rights and the total number of our shares if such numbers have changed since the previous disclosure.

If any person fails to comply with the legal notification requirements, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court located in the jurisdiction of our registered office at the request, for example, of our Chairman, or any shareholder or the AMF, and may be subject to a €18,000 fine.

Purchase of Our Own Shares

In accordance with French law, we may not subscribe for our own shares. However, pursuant to the European regulations, French law and the AMF’s regulations, we may, either directly or through a financial services intermediary (prestataire de services d’investissement) purchase our own shares in an amount of up to 10% of our share capital. Pursuant to AMF regulations, we, prior to the completion of a repurchase program, must make public a report containing a description of the program. However, the publication of a description is not required if an equivalent description is provided, either (i) in the special report to the annual shareholders’ meeting concerning the completion of the repurchase program during the previous fiscal year or (ii) in our document de référence.

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

The general shareholders meeting, held on April 28, 2006 authorized our Board of Directors to repurchase and dispose of up to 10% of our share capital (i.e., 9,887,417 of our shares), at a maximum purchase price of €75 per share and a minimum disposition price of €35 per share. Pursuant to this authorization, we purchased 7,947,781 shares over the period from April 28, 2006 to February 28, 2007.

Our Board of Directors submitted to the general shareholders meeting held on April 27, 2007, a resolution to authorize our Board of Directors to repurchase and dispose of up to 10% of our share capital (i.e., 10,682,225 of our shares), at a maximum purchase price of €80 per share. This authorization was granted for 18 months.

The purposes of the share repurchase program are the following:

•	the allocation/sale of shares to our employees or executives or companies within the Group according to the terms and conditions provided by laws and regulations (in particular, in regards to employee profit sharing, stock option plans and the free allocation or sale of existing shares);

•	the delivery of shares for payment or exchange in relation to external growth transactions;

•	creating a market for the shares, with the aim of insuring the liquidity of the share, by a financial services intermediary pursuant to a liquidity agreement in conformity with a professional code of ethics of the AFEI approved by the AMF;

•	the cancellation of shares;

•	the delivery of securities at the time of the exercise of the rights attached to transferable securities giving access to share capital; and

•	the execution of any market practice that would come to be recognized by law or by the AMF.

This resolution replaces and renders void the resolution of April 28, 2006.

Trading in Our Shares

Pursuant to the regulations of the European Union and the AMF, we may not trade in our own shares for the purpose of manipulating the market. Pursuant to these regulations, there are certain requirements for trades by a company to be deemed valid:

•	the issuer may not, when executing trades under a share repurchase program, purchase shares at a price higher than the highest price of the last independent trade or the highest current independent bid on the trading venues where the purchase is carried out;

•	when the issuer carries out the purchase of its own shares through derivative financial instruments, the exercise price of such derivative financial instruments shall not be above the higher of the price of the last independent trade or the highest current independent bid; and

•	the issuer may not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is to be based on the average daily volume traded in the month preceding the month of public disclosure of the program and fixed on that basis for the authorized period of the program. Where the program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

In addition, a company shall not, during its participation in a share repurchase program, engage in the following trading:

•	selling of its own shares during the life of the program;

•	trading where the company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities; and

•	trading during a 15-day period before the date on which the company makes its consolidated, annual and intermediary accounts public.

However, these requirements do not apply if:

•	the issuer has in place a time-schedule share repurchase program; or

•	the share repurchase program is lead-managed by an investment firm or a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.

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

Deposit, Withdrawal and Cancellation

How does the Depositary issue American Depositary Shares?

The Depositary will issue American Depositary Shares if you or your broker deposits Technip shares or evidence of rights to receive Technip shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

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

Voting Rights

How do you vote?

If you are an American Depositary Receipt holder and the Depositary asks you to provide it with voting instructions, you may instruct the Depositary how to exercise the voting rights for the shares that underlie your American Depositary Shares. After receiving voting materials from us, the Depositary will notify the American Depositary Receipt holders of any shareholders’ meeting or solicitation of consents or proxies. This notice will describe how you may instruct the Depositary to exercise the voting rights for the shares which underlie your American Depositary Shares. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Depositary will only vote or attempt to vote as you instruct. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

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

Will you be able to view our reports?

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

Additionally, if we make any written communications generally available to holders of our shares, including the Depositary or the custodian, and the Depositary or the custodian actually receives those written communications, the Depositary will mail copies of them, or, at its option, summaries of them, to American Depositary Receipt holders.

Fees and Expenses

What fees and expenses will you be responsible for paying?

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

The following additional charges shall be incurred by the American Depositary Receipt holders, by any party depositing or withdrawing shares or by any party surrendering American Depositary Receipts or to whom American Depositary Receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the American Depositary Receipts or the deposited securities or a distribution of American Depositary Receipts), whichever is applicable:

•	to the extent permissible under the rules of the New York Stock Exchange, a fee per American Depositary Share (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	to the extent not prohibited by the rules of any stock exchange or inter-dealer quotation system upon which the American Depositary Shares are traded, a fee per American Depositary Receipt or American Depositary Receipts for transfers of certificated American Depositary Receipts made;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the Depositary in connection with the conversion of foreign currency into U.S. Dollars.

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

Upon the resignation or removal of the Depositary, the Depositary may, and upon our request will, terminate the deposit agreement by giving the American Depositary Receipt holders at least 30 days’ prior notice. After termination, the Depositary’s only responsibility will be (i) to deliver deposited securities to American Depositary

Receipt holders who surrender their American Depositary Receipts and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the Depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the American Depositary Receipt holders who have not yet surrendered their American Depositary Receipts. After making such sale, the Depositary shall have no obligations except to account for such proceeds and other cash. The Depositary will not be required to invest such proceeds or pay interest on them.

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

•	any law, regulation, provision of our articles of association or provisions governing deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the American Depositary Receipts provide shall be done or performed by it;

•	it exercises or delays or fails to exercise discretion under the deposit agreement or the American Depositary Receipt;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of American Depositary Receipts, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

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

The Depositary

Who is the Depositary?

JPMorgan Chase Bank, N.A. (formerly known as Morgan Guaranty Trust Company of New York) is the Depositary, with offices located at Four New York Plaza, New York, New York 10004, United States of America.

Material Contracts

Syndicated Credit Facility

On April 29, 2004, we signed a five-year €850 million revolving credit facility, which carried a margin of 37.5 basis points over Euribor. An amendment was signed in June 2005 mainly related to the credit maturity extension to June 2010 with two one-year extension options and to the decrease of the margin to 22.5 basis points over Euribor. Further to the exercise of the first extension option which was accepted by all the lenders in June 2006, the maturity date has been extended to June 2011.

Its purpose is to refinance two previously existing syndicated credit facilities signed in 2001 by Technip and Coflexip, respectively (both maturing in 2006), and will be used for general corporate purposes. As with the previous facilities, the new facility was partially drawn up to $109 million as of December 31, 2004 and fully repaid as of December 31, 2005. As of the date of this annual report, this credit facility remains undrawn.

Bilateral credit facilities

Two credit facilities were granted to Technip for an amount of €125 million each, usable in Euros or in USD. Further to amendments signed on July 2006, their respective expiry dates have been extended by one year to May 26, 2011 and June 27, 2011. They have the same commitments as the syndicated credit facility above described. As of the date of this annual report, these bilateral credit facilities remain undrawn.

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

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, pursuant to the Decree No. 2003-196 of March 7, 2003, both EU not including French citizens and non-EU residents must file a déclaration administrative, or administrative notice, with French authorities if, for example, they come to own, directly or indirectly, by any means, more than one-third of the capital or voting rights, in any French company.

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

Taxation on Sale or Disposition of Shares

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

If you transfer listed shares using a written agreement signed as of January 1, 2006, that agreement must generally be registered and a registration duty of 1.1% (since January 1, 2006) of either the purchase price or the market value of the shares transferred, whichever is higher, will be due. The maximum duty is €4,000 per transfer (since January 1, 2006). However, in some circumstances, if the agreement is executed outside France, this duty will not be due.

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

Dividends paid in 2006.  As to dividends paid in 2006 by us, if you are entitled to the benefits of a treaty, you may have been subject, on the date of payment of the dividend to the withholding tax at the reduced rate provided for by such treaty rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, if you established your entitlement to such reduced rate before the date of payment of the dividend by providing the paying agent with a certificate (the Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If the non-resident shareholder did not file the Certificate before the dividend payment date, we will withhold the French withholding tax at the rate of 25%. This non-resident may claim a refund of the excess withholding tax by completing and providing the paying agent with the French Treasury forms 5000 and 5001 before December 31, 2008.

Furthermore, if you are entitled to a refund of the French tax credits attached to dividends under your relevant tax treaty, you can claim such a refund on distributions made by us in 2006 net of the applicable withholding tax, but only to the extent that you are an individual.

The French tax authorities have not detailed the filing formalities that have to be completed in order to obtain the refund of the French tax credit described above.

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

Taxation of U.S. Investors

The following is a general summary of certain material U.S. federal income tax and French tax consequences of owning and disposing of our shares or American Depositary Shares. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of our shares or American Depositary Shares and all of the following seven points apply to you:

•	you own (directly, indirectly or by attribution) less than 10% of our outstanding share capital or voting stock; and

•	you do not hold your shares or American Depositary Shares in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.

•	you are any one of the following:

—	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

—	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof including the District of Columbia;

—	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust;

•	you are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994, and the protocol thereto (the “U.S.-France income tax treaty”) as a U.S. resident under the “limitation on benefits” article of that treaty;

•	you hold your Technip shares or American Depositary Shares as capital assets;

•	you are not also a resident of France; and

•	your functional currency is the U.S. Dollar.

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

Subject to certain conditions and filing formalities, an individual U.S. holder would also be entitled to a payment equal to the French tax credit of 50% attached to dividends paid in 2006 by us (capped at €230 or €115, depending on the marital status of the U.S. holder) net of the 15% withholding tax, if he or she attests that he or she is subject to U.S. federal income taxes on the payment of the dividend and the related French tax credit (an “Eligible U.S. holder”).

U.S. holders, other than Eligible U.S. holders, are not entitled to the payment of any French tax credit in respect of dividends paid in 2006.

Generally, dividends paid to a U.S. holder in 2006 were subject to the reduced withholding tax rate of 15% at the time the dividend was paid if the U.S. holder provided the paying agent before the dividend payment date with a certificate (the “Certificate”) based on the draft provided by the French tax authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If a U.S. holder entitled to a reduced withholding tax rate did not file a completed Certificate before the dividend payment date, we withheld the French withholding tax at the rate of 25%. Such U.S. holder may claim a refund of the excess withholding tax by completing and providing the paying agent with the French Treasury Forms 5000 and 5001 before December 31, 2008.

In all cases, any French withholding tax refund is generally expected to be paid to U.S. holders within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid.

The Certificate or, where applicable, the French Treasury Forms 5000 and 5001, together with their respective instructions, are provided by the Depositary to all U.S. holders of American Depositary Shares registered with the Depositary and are also available from the French Tax authorities. The Depositary shall arrange for the filing with the French tax authorities of all Certificates, or Forms as the case may be, provided that they are completed by U.S. holders of American Depositary Shares and returned to the Depositary in sufficient time.

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

Further, the amount of any dividend paid in Euros, including any French tax withheld, will equal the U.S. Dollar value of the Euro amount received calculated by reference to the spot rate in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of American Depositary Shares, regardless of whether the payment is in fact converted into U.S. Dollars. If you convert the Euro amount into U.S. Dollars on the date of receipt, you generally should not recognize any exchange gain or loss. If you do not convert any such Euro that is received by you into U.S. Dollars on the date you receive it, you generally will have a tax basis in the Euro amount equal to its U.S. Dollar value on the date of receipt. You also will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of such Euro amount, which generally will be treated as U.S. source ordinary income or loss. Moreover, you may be required to recognize exchange gain or loss if you receive a refund paid in Euros under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This exchange gain or loss generally will be treated as U.S. source ordinary income or loss. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. Dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

French withholding tax imposed on the dividends you receive and on any related French tax credit at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to complex conditions and limitations, or you may alternatively choose to deduct all foreign taxes paid by you as itemized deductions in the taxable year. A deduction, however, does not reduce U.S. tax on a Dollar-for-Dollar basis like a tax credit. You are urged to consult your own tax advisors regarding the availability of foreign tax credits.

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

The U.S. Treasury has expressed concern that parties to whom American Depositary Shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividend income by U.S. holders of American Depositary Shares. Accordingly, the discussion above regarding the creditability of French withholding tax or the availability of qualified dividend treatment could be affected by future actions that may be taken by the U.S. Treasury with respect to American Depository Shares.

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

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we did not qualify as a PFIC for the taxable year ending December 31, 2006, for U.S. federal income tax purposes. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or American Depositary Shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or American Depositary Shares. Furthermore, dividends paid by us would not be “qualified dividend income” and would be subject to the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of Technip shares or American Depositary Shares.

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

United States Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other disposition of Technip shares or American Depositary Shares may be subject to information reporting to Internal Revenue Service (the “IRS”) and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to the information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

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

Cash Management

Cash surpluses are almost entirely denominated in Euros, U.S. Dollars, Japanese Yen, British Pound Sterling, Canadian Dollars, Australian Dollars, Brazilian Real, Indian Rupees, and Norwegian Crowns. Part of the cash surplus is allocated to forecasted expenditures on given projects. We invest these cash surpluses in short-term floating investments to ensure liquidity and avoid interest rate risk.

Since the beginning of 2000, we have used a dedicated financing entity (Technip Eurocash SNC) to manage centrally our cash and hedging, with the exception of cash held by our Malaysian, Saudi Arabian, Brazilian, Chinese and Indonesian subsidiaries. Each participating subsidiary transfers its cash surplus to Technip Eurocash SNC and requests cash when needed. Cash flow forecasts are centrally analyzed on a regular basis by Technip Eurocash SNC.

Debt Management

We have limited financial debt (€862.6 million, €1.520 billion, and €1.601 billion as of December 31, 2006, 2005 and 2004, respectively). On December 31, 2006, our short-term debt of €185.9 million was composed of the following:

•	commercial paper for €150.0 million with an average maturity of less than three months;

•	bank overdrafts and others for €9.2 million;

•	accrued interests on the Euro bond and on other loans drawn by one of our Brazilian subsidiaries for €19.0 million; and

•	short-term part of the medium- and long-term debts, which amount to €6.7 million and €1.0 million, respectively.

At the end of January 2002, we issued €793.5 million aggregate principal amount of 1% convertible bonds with a conversion option into new shares and/or exchange into existing shares (“OCEANE”). The OCEANEs were to mature on January 1, 2007.

We repurchased 458,794 OCEANEs through December 2003 for a nominal amount of €78 million, 489,742 OCEANEs in 2004 for a nominal amount of €83.3 million and 177,700 OCEANEs for a nominal amount of €20.0 million in January 2005.

In accordance with the terms and conditions of the convertible bonds, the convertible bonds repurchased were cancelled, reducing the nominal issued amount to €612.2 million on December 31, 2005 (excluding the redemption premium amount). See “Item 10. Additional Information — Material Contracts” above.

In January 2006, some bondholders exercised their option for converting 21,600 bonds into 86,400 existing Technip shares.

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

For our unused and confirmed multicurrency banking credit lines as of December 31, 2006, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

On April 29, 2004, we secured credit in the amount of €850 million through a syndicated new bank revolving bank facility agreement with a five-year facility to replace two of the authorized unused and confirmed credit lines. In 2005, we amended this bank revolving facility with an extended maturity to June 20, 2010 and reduced financial charges. In 2006, we amended this bank revolving facility with an extended maturity to June 20, 2011. As a result, the Group had unused and confirmed multicurrency credit lines of approximately €1.133 billion, of which approximately €1.100 billion is available beyond December 31, 2007. See “Item 10. Additional Information — Material Contracts” above.

On May 26, 2004, we issued a €650 million seven-year Euro bond maturing on May 26, 2011 with a 4.625% coupon. For a summary of the terms and conditions, see “Item 10. Additional Information — Material Contracts” above.

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

The fair value of the long-term debt determined on a borrowing-by-borrowing basis, by discounting future cash flows using the borrowing rates prevailing on swap market at year end is estimated as follows:

	Accounting value	Fair value
	in millions of Euros

Non-current and accrued interest on non-current
Eurobond	668.1	673.4
Other	27.6	27.6

	695.7	701.0

Currency Risk

We operate under long-term contracts that are frequently denominated in currencies other than our functional currency, the Euro. As of December 31, 2006, revenues from contracts denominated in non-Euro currencies were approximately 66.3% of our total revenues, of which 40.8% were denominated in U.S. Dollars. Approximately 29.2% of our operating expenses during this period were denominated in U.S. Dollars and significant amounts were also denominated in Japanese yen, British Pound Sterling, Malaysian Ringitt, Brazilian Real, Australian Dollar, Indian Rupee, Norwegian Crown and Canadian Dollar.

Our policy is to continually assess our exposure to exchange risk on contracts and, whenever practicable, to reduce risks by negotiating payments in our contracts with our clients in the same currency in which the corresponding operating expenses are incurred. We further reduce our exposure to exchange rate fluctuations through the use of forward exchange contracts, currency exchange rate guarantees or options when we believe it appropriate. Typically, we hedge a contract once it has been awarded or, in some cases, at the latest, once it comes into force. However, because we may be subject to significant exchange rate exposure during the period from the contract bid to the awarding of the contract, we may, depending on our appreciation of the probability that the contract will be awarded to us and on market conditions, enter into currency options or currency exchange rate guarantees for contracts on which we have bid (see Note 1C(c) to our Consolidated Financial Statements).

We do not enter into forward exchange contracts or exchange options for purposes other than those described above. Our policy does not permit us to take, or authorize our subsidiaries or businesses to take, speculative market positions.

The tables below present the maturities and fair value of our hedging instruments as of December 31, 2006, 2005 and 2004, respectively and are based on maturities and interest and exchange rates at these same dates and present future cash flows generated by derivatives instruments.

As of December 31, 2006

	Maturing in year ending December 31,						Fair value
Foreign Exchange Contracts	2007	2008	2009	2010	2011	Total	Total
	in millions of Euros

Sell currency, buy national currencies
U.S.$	842.2	86.3	21.5	2.7		952.7	5.8
JPY	10.5		—			10.5	0.7
GBP	24.5		0.5			25	(0.1)
CAD	37.8					37.8	0.2
AUD	91.5					91.5	(0.5)
NOK	11	1.1				12.1	0
BRL	8.1	1.7				9.8	0
Others	5.9		—			5.9	(0.2)
Total	1,031.5	89.1	22	2.7	0	1,145.3	5.9

Buy currency, sell national currencies
U.S.$	106.9	52.4				159.3	2.3
JPY	1	0	—			1	0
GBP	67	0.7	—			67.7	1.5
AUD	1.8	0				1.8	0
Others	1.2	2.3	—			3.5	0
Total	177.9	55.4	0	0	0	233.3	3.8

Sell/buy foreign currencies	366.9	24.2	1.5	0		392.6	(0.5)
Total	366.9	24.2	1.5	0	0	392.6	(0.5)

As of December 31, 2005

	Maturing in year ending December 31,						Fair value
Foreign Exchange Contracts	2006	2007	2008	2009	2010	Total	Total
	in millions of Euros

Sell currency, buy national currencies
U.S.$	830.7	457.2	47.3	9.8	—	1,345.0	(63.2)
GBP	89.4	2.5	—	0.5	—	92.4	(0.2)
CAD	68.0	25.2	—	—	—	93.2	(13.9)
Others	21.1	1.3	—	—	—	22.4	(0.4)
Total	1,009.2	486.2	47.3	10.3	—	1,553.0	(77.7)

Buy currency, sell national currencies
U.S.$	12.6	0.4	—	—	—	13.0	0.1
GBP	56.6	52.6	—	—	—	109.2	0.1
Others	17.2	—	—	—	—	17.2	0.2
Total	86.4	53.0	—	—	—	139.4	0.4

Sell/buy foreign currencies	545.4	113.3	1.1	1.6	—	661.4	3.7
Total	545.4	113.3	1.1	1.6	—	661.4	3.7

As of December 31, 2004

	Maturing in year ending December 31,						Fair value
Foreign Exchange Contracts	2005	2006	2007	2008	2009	Total	Total
	in millions of Euros

Sell currency, buy national currencies
U.S.$	608.5	57.7	—	—	—	666.2	75.8
GBP	18.4	6.2	—	—	—	24.6	0.6
AED	2.2	—	—	—	—	2.2	0.0
Others	16.3	0.9	—	—	—	17.2	0.5
Total	645.4	64.8	—	—	—	710.2	76.9

Buy currency, sell national currencies
U.S.$	159.9	0.1	—	—	—	160.0	(19.6)
JPY	1.5	—	—	—	—	1.5	0.0
GBP	37.0	11.2	—	—	—	48.2	(0.8)
Others	23.5	0.7	—	—	—	24.2	(0.4)
Total	221.9	12.0	—	—	—	233.9	(20.8)

Sell/buy foreign currencies	252.6	85.6	4.8	—	—	343.0	26.1
Total	252.6	85.6	4.8	—	—	343.0	26.1

Interest Risk

We require that our cash invested in marketable securities remains liquid. Therefore, most cash is invested in floating-rate investments.

Most of the debt other than the Euro bond issue and the accrued interests related to the Euro bond at the end of December 31, 2006 is variable-rate debt. We usually do not enter into interest rate derivative contracts, except when interest rate markets offer attractive conditions. As of December 31, 2006, the Group had no interest rate derivative contracts outstanding.

As a result, as of December 31, 2006, fixed-rate debt amounted to 78.1% of total debt.

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

To our knowledge, neither the instruments defining the rights of holders of our shares have been materially modified nor the rights evidenced by our registered securities been materially modified or qualified by issuance or modification of any other class of securities.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and President and our Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006. Based on that evaluation, our Chief Executive Officer and President and our Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including our Chief Executive Officer and President and our Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

However, although we believe our system to be effective, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures that can only provide reasonable assurance of achieving their control objective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and President and our Chief Financial Officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issusues and instances of fraud, if any, within the Company have been detected. Because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected. Our controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2006.

Our independent registered public accounting firm, Ernst & Young et Autres, has issued an attestation report on management’s assessment of our internal control over financial reporting as of December 31, 2006. The attestation report is included below.

Attestation Report of the Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Technip:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Technip and its subsidiaries (“the Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting, as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Group and our report dated June 20, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG et AUTRES

Represented by
Gilles PUISSOCHET

Neuilly-sur-Seine, France
June 20, 2007

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control that occurred during the period covered by this annual report on Form 20-F that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

In 2005, our Board of Directors determined that Mr. Lebègue, a member of our Audit Committee and an independent member of our Board of Directors, qualified as an “audit committee financial expert” as defined by the Sarbanes-Oxley Act of 2002 and in the instructions to Item 16A of Form 20-F.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to senior financial officers, among others, our CEO and CFO. This code of ethics is available in print to any shareholder upon request to our Investor Relations group (e-mail: investor-relations@technip.com or telephone: +33-1-4778-6675). There have been no amendments or waivers, express or implicit, to our code of ethics since its inception.

Item 16C.	Principal Accountant Fees and Services

Ernst & Young et Autres served as our independent auditors for each of the financial years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F. Claude Charron has acted as our co-auditor for French statutory purposes until April 24, 2004. PricewaterhouseCoopers acted as co-auditor for French statutory purposes from then on.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young for each of the financial years ended December 31, 2004 and December 31, 2005, as well as the aggregate fees for professional services and other services rendered by Ernst & Young for the financial year ended December 31, 2006:

	2006	2005	2004
	Ernst & Young	Ernst & Young	Ernst & Young
	(in thousands of Euros)

Audit Fees(1)	9,911	4,524	3,637
Audit-Related Fees(2)	59	62	349
Tax Fees(3)	846	846	947
All Other Fees(4)	98	98	345
Total	10,914	5,530	5,278

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the AMF and the SEC or other regulatory bodies. Audit Fees also include the fees in relation to the audit of internal control pursuant to Section 404 of the Sarbanes-Oxley Act.

(2)	Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

(3)	Tax Fees include fees for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

(4)	All Other Fees include fees for training; risk management consulting engagements; and services related to the Group’s environmental report.

Audit Committee Pre-approval Policies and Procedures

On December 16, 2003, in line with new regulations regarding auditor independence applicable in France and the United States, the Audit Committee of our Board of Directors adopted a procedure for the engagement of our statutory auditors. According to procedure, based on the Audit Committee recommendation, the Board of Directors pre-approved certain categories of defined engagements, subject to annual maximum amounts.

The procedure as renewed on December 14, 2005 by the Audit Committee for the 2006 fiscal year contained a pre-approved list of services that the statutory auditors may provide us:

•	audit-related engagements up to €0.5 million;

•	tax advising engagements up to €1.5 million;

•	other services up to €0.5 million; and

•	with a unit cap per engagement up to €0.2 million.

The procedure as renewed on November 15, 2006 by the Audit Committee for the 2007 fiscal year contained a pre-approved list of services that the statutory auditors may provide us:

•	audit-related engagements up to €0.3 million;

•	tax advising engagements up to €2.0 million; and

•	other services up to €0.5 million.

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

The chief financial officer of each subsidiary for which any such engagement is considered must provide prior written notice to the Financial Controller of the relevant segment with a copy to the Group Corporate Secretary.

During 2006, 6% of audit-related fees, 98% of tax fees and 0% of other services provided to the Group by the statutory auditors were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

			Total Number of	Maximum Number
			Securities Purchased	of Securities that
			as Part of Publicly	May Yet Be
	Total Number of	Average Price	Announced	Purchased under
Period	Securities Purchased	Paid per security	Programs	the Programs

2006-01-01 to 2006-01-31	0	0	0	0	(1)
2006-02-01 to 2006-02-28	0	0	0	0
2006-03-01 to 2006-03-31	1,300,000	51.08	1,300,000	7,402,480	(1)
2006-04-01 to 2006-04-30	0	0	0	9,887,417	(2)
2006-05-01 to 2006-05-31	2,530,000	44.63	2,530,000	7,357,417
2006-06-01 to 2006-06-30	2,454,474	45.06	2,454,474	4,902,943
2006-07-01 to 2006-07-31	0	0	0	4,902,943
2006-08-01 to 2006-08-31	160,513	42.22	160,513	4,742,430
2006-09-01 to 2006-09-30	145,000	42.69	145,000	4,597,430
2006-10-01 to 2006-10-31	1,469,000	43.30	1,469,000	3,128,430
2006-11-01 to 2006-11-30	0	0	0	3,128,430
2006-12-01 to 2006-12-31	72,000	51.63	72,000	3,056,430

(1)	The Combined Shareholders’ Meeting held on April 29, 2005, authorized the Board of Directors to buy a maximum of 9,652,132 Technip shares. This program was publicly announced on April 1, 2005.

(2)	The Combined Shareholders’ Meeting held on April 28, 2006, authorized the Board of Directors to buy a maximum of 9,887,417 Technip shares. This authorization replaces the effect of the previous authorization dated April 29, 2005.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

TECHNIP

Item 19.	Exhibits

1.1	Articles of Association, as amended, as of May 14, 2007, of Technip
8.1	Subsidiaries of Technip (see Note 35 to the Consolidated Financial Statements)
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the President, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and the President, Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of Ernst & Young et Autres as auditors of Technip

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Technip

By:	/s/ Thierry Pilenko
Name: Thierry Pilenko
Title: Chief Executive Officer

Date: June 20, 2007

TECHNIP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     To the Board of Directors and Shareholders of Technip:

We have audited the accompanying consolidated balance sheets of Technip as of December 31, 2006, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Technip at December 31, 2006, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 36 to 38 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Technip’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2007 expressed an unqualified opinion thereon.

Neuilly-sur-Seine, France,

June 20, 2007

ERNST & YOUNG et AUTRES

Represented by Gilles Puissochet

1.	CONSOLIDATED INCOME STATEMENTS

		For the years ended
		December 31,
	Notes	2006	2005	2004
		(In millions of Euros, except as otherwise stated)

Revenues	3.4	6,926.5	5,376.1	5,140.9
Cost of Sales		(6,202.1)	(4,818.0)	(4,577.8)
Gross Margin		724.4	558.1	563.1
Research and Development Expenses		(34.9)	(29.4)	(30.2)
Selling Costs		(84.6)	(84.0)	(99.1)
Administrative Costs		(269.8)	(224.2)	(189.3)
Other Operating Income		84.6	32.6	26.0
Other Operating Expenses		(59.6)	(22.1)	(36.9)
Income from Operations	4	360.1	231.0	233.6
Financial Income	5	14.7	20.0	14.3
Financial Expenses	5	(76.2)	(108.8)	(80.7)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method		(2.6)	1.3	1.2
Income before Tax		296.0	143.5	168.4
Income Tax Expense	6	(94.1)	(43.5)	(54.2)
Income from Continuing Operations		201.9	100.0	114.2
Income/(Loss) from Discontinued Operations	7	—	(5.0)	—
Net Income for the Year		201.9	95.0	114.2
Attributable to:
Shareholders of the Parent Company		200.1	93.3	111.8
Minority Interests		1.8	1.7	2.4
		201.9	95.0	114.2
Number of Shares Considered for Net Earnings per Share Computation(1)	8	105,470,957	95,687,456	94,454,277
Number of Shares Considered for Net Diluted Earnings per Share Computation(2)	8	106,282,895	97,217,686	110,843,694
Net Earnings per Share (in Euros)(1)	8	1.90	0.98	1.18
Net Diluted Earnings per Share (in Euros)(2)	8	1.88	0.96	1.13

(1)	Net earnings per share are based on the weighted average number of outstanding shares over the period, after deducting the treasury shares.

(2)	The net diluted earnings per share include the possible dilutive effects that may be generated by equity instruments (stock options) and compound financial instruments (convertible bonds OCEANE). Over the year, the Group has not issued any other financial instruments that might create an additional dilution on net earnings per share. Net diluted earning per share does not include convertible bonds in accordance with IAS 33 since they have no dilutive effect on the net income as of December 31, 2005, as per application of IAS 32 and IAS 39 (see Note 8 — Net Diluted Earnings per Share).

The accompanying notes are an integral part of these Consolidated Financial Statements.

2.	CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2006	2005	2004
		(In millions of Euros, except as otherwise stated)

ASSETS
Non-Current Assets
Property, Plant and Equipment, Net	11	758.4	771.3	736.5
Intangible Assets, Net	12	2,422.9	2,451.9	2,472.7
Investments in Associates Accounted for Using the Equity Method	13	2.3	9.7	19.9
Other Financial Assets	14	16.8	11.6	3.4
Deferred Tax Assets	6	111.3	90.0	105.2
Available-for-Sale Financial Assets	15	44.5	—	—

		3,356.2	3,334.5	3,337.7
Current Assets
Inventories	16	134.4	101.0	87.2
Construction Contracts — Amounts Due from Clients	17	591.1	585.0	400.6
Advances Paid to Suppliers		548.1	266.9	249.3
Derivatives	28	29.5	3.5	—
Trade Receivables	18	583.7	440.0	349.0
Current Income Tax Receivables		93.7	51.8	98.5
Other Current Receivables	19	262.4	283.6	461.3
Cash and Cash Equivalents	20	2,402.8	2,187.8	1,434.0

		4,645.7	3,919.6	3,079.9
Assets Classified as Held for Sale	7	61.5	42.9	—

TOTAL ASSETS		8,063.4	7,297.0	6,417.6

(1)	Following the analyses performed between the date of the 2006 press release and the drafting of these audited financial statements, the following items “Construction Contracts-Amounts due to the client” in the assets and “Advances received” in the liabilities have been modified, increasing the total amount of the assets and liabilities by €364.7 million without any impact on the net income or equity.

The accompanying notes are an integral part of these Consolidated Financial Statements.

2.	CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31,
	Notes	2006	2005	2004
		(In millions of Euros, except as otherwise stated)

SHAREHOLDERS’ EQUITY
Common Stock: 0.7625 Euro Nominal Share Value,		80.9	75.4	73.5
106,117,174 Shares as of December 31, 2006
98,874,172 Shares as of December 31, 2005(1)
24,110,654 Shares as of December 31, 2004
Paid-in-Surplus		1,604.5	1,336.7	1,275.6
Retained Earnings		531.8	522.7	445.8
Treasury Shares(2)		(58.1)	(52.4)	(32.4)
Foreign Currency Translation Reserve		(19.8)	4.5	(34.3)
Fair Value Reserve		61.9	(26.5)	11.6
Net Income		200.1	93.3	111.8

	21	2,401.3	1,953.7	1,851.6
Minority Interests		15.5	13.9	9.8

TOTAL EQUITY		2,416.8	1,967.6	1,861.4

LIABILITIES
Non-Current Liabilities
Convertible Bonds OCEANE(3)	23	—	650.1	670.9
Other Non-Current Financial Debts	22	676.7	655.2	737.8
Provisions	25	124.1	106.3	115.3
Deferred Tax Liabilities	6	142.4	100.4	127.1
Other Non-Current Payables(4)	27	18.9	8.6	15.6
		962.1	1,520.6	1,666.7
Current Liabilities
Current Financial Debt	22	185.9	214.4	192.0
Trade Payables	26	1,658.3	978.1	852.5
Construction Contracts — Amounts Due to Clients	17	44.7	35.5	33.1
Advances Received		2,093.7	1,636.9	915.6
Derivatives	28	5.3	77.1	—
Provisions	25	73.8	133.4	121.5
Current Income Tax Payables		122.0	34.9	18.7
Other Current Payables(4)	27	482.0	698.5	756.1

		4,665.7	3,808.8	2,889.5
TOTAL LIABILITIES		5,627.8	5,329.4	4,556.2
Liabilities Directly Associated with the Assets Classified as Held for Sale		18.8	—	—

TOTAL EQUITY AND LIABILITIES(5)		8,063.4	7,297.0	6,417.6

(1)	On May 13, 2005, Technip’s ordinary shares were split four-for-one on the decision of the Combined Shareholders’ Meeting of April 29, 2005.

(2)	As of December 31, 2005 and December 31, 2004, Technip held respectively 1,580,548 and 340,242 shares (after the four-for-one split). These treasury shares have been deducted from shareholders’ equity in the consolidated accounts.

(3)	Convertible bonds (OCEANE) whose maturity was set on January 1, 2007, were subject to early conversion in March 2006 (see Note 23 — Convertible Bonds).

(4)	The account “payable on fixed assets” has been reclassified in other non-current liabilities to better reflect the nature of the debt. To maintain the comparability of the balance sheets, 2005 and 2004 figures have also been reclassified. The analysis is disclosed in Note 27 — Other Current Payables.

(5)	Following the analyses performed between the date of the 2006 press release and the drafting of these audited financial statements, the following items “Construction Contracts — Amounts due to the client” in the assets and “Advances received” in the liabilities have been modified, increasing the total amount of the assets and liabilities by €364.7 million without any impact on the net income of equity.

The accompanying notes are an integral part of these Consolidated Financial Statements.

3.	CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended
		December 31,
	Notes	2006	2005	2004
		(In millions of Euros, except as otherwise stated)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income for the Year (Minority Interests included)		201.9	95.0	114.2
Adjustments for:
Depreciation of Property, Plant and Equipment and Amortization of Intangible Assets	11-12	159.8	143.3	142.1
Amortization of Convertible Bond Loan Redemption Premium	5	—	13.3	11.4
Charge related to Convertible Bond Split Accounting	5	10.0	16.6	—
Stock Option Charge	21	2.5	5.4	5.8
Non-Current Provisions (including Employee Benefits)	25	17.8	0.7	(4.8)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method	13	2.9	(0.6)	(1.2)
Net (Gains)/Losses on Disposition of Assets and Investments	4	(25.3)	(10.4)	9.2
Reduction of Goodwill related to Realized Income
Tax Loss Carry Forwards	12	9.0	—	—
Deferred Tax	6	(26.0)	12.5	31.2
		352.6	275.8	307.9
Decrease (Increase) in Advance to Suppliers		(307.0)	(23.1)	(4.8)

Decrease (Increase) in Construction Contracts — Amounts Due from Clients	17	3.1	(129.7)	(225.2)

Decrease (Increase) in Trade and Other Receivables	18	(230.9)	(0.1)	(130.5)

(Decrease) Increase in Construction Contracts — Amounts Due to Clients	17	568.9	695.8	305.8

(Decrease) Increase in Trade Payables and Other Payables	26-27	560.1	75.2	144.6

Net Cash Generated from Operating Activities		946.8	893.9	397.8
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Property, Plant and Equipment	11	(151.2)	(167.4)	(118.6)
Proceeds from Sales of Property, Plant and Equipment	4	40.4	19.4	5.7
Purchases of Intangible Assets	12	(6.0)	(3.1)	(5.2)
Acquisitions of Investments, Net of Cash Acquired	14	—	(0.9)	—
Proceeds from Sales of Investments	4	—	2.6	17.2
Changes in Scope of Consolidation	2	(3.1)	4.8	(27.4)

Net Cash Used in Investing Activities		(119.9)	(144.6)	(128.3)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in Borrowings	22-23	75.6	51.1	673.1
Decrease in Borrowings	22-23	(82.0)	(141.2)	(242.1)
Capital Increase	21	30.3	63.8	26.3
Share Buy-Back	21	(367.9)	(20.1)	(22.7)
Dividends Paid	9	(141.7)	(32.0)	(129.8)

Net Cash (Used in)/Generated from Financing Activities		(485.7)	(78.4)	304.8
Effects of Foreign Exchange Rate Changes on Cash and Cash Equivalents		(126.2)	82.9	(8.6)
Net Increase in Cash and Cash Equivalents		215.0	753.8	565.7
Cash and Cash Equivalents as of January 1,	20	2,187.8	1,434.0	868.3 (1)
Cash and Cash Equivalents as of December 31,	20	2,402.8	2,187.8	1,434.0
		215.0	753.8	565.7

(1)	As a result of the IFRS transition, discontinued activities were restated on the opening balance as of January 1, 2004. The adjustment decreased the cash balance by €24.1 million.

Interest paid in 2006, 2005 and 2004 amount respectively to €55.6 million, €51.7 million and €19.3 million. Interest received in 2006 and 2005 amount respectively to €102.8 million and €33.2 million.

Income tax paid in 2006 and 2005 amounts to €76.0 million and €35.8 million.

The accompanying notes are an integral part of these Consolidated Financial Statements.

4.	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Foreign		Net
	Stock issued					Currency		Income	Shareholders’
	Number of	Common	Paid-in-	Retained	Treasury	Translation	Fair Value	(Parent	Equity (Parent	Minority
	Shares Issued	Stock	Surplus	Earnings	Shares	Reserve	Reserve	Company)	Company)	Interests	Total Equity
	(In millions of Euros, except as otherwise stated)

As of January 1, 2004	23,738,331	72.4	1,250.4	588.4	(9.7)	—	5.8	(19.7)	1,887.6	9.5	1,897.1
Total Income and Expense Recognized Directly in Equity		—	—	—	—	—	—	—	—	—	—
Net Income 2004								111.8	111.8	2.4	114.2
Total Recognized Income 2004		—	—	—	—	—	—	111.8	111.8	2.4	114.2
Capital Increase	372,323	1.1	25.2	—	—	—	—	—	26.3	—	26.3
Appropriation of Net Income 2003 and Prepaid Dividends(1)		—	—	(149.5)	—	—	—	19.7	(129.8)	—	(129.8)
Treasury Shares		—	—	—	(22.7)	—	—	—	(22.7)	—	(22.7)
Foreign Currency Translation Reserves		—	—	—	—	(34.3)	—	—	(34.3)	(2.1)	(36.4)
Stock Option Charge		—	—	—	—	—	5.8	—	5.8	—	5.8
Others		—	—	6.9	—	—	—	—	6.9	—	6.9
As of December 31, 2004	24,110,654	73.5	1,275.6	445.8	(32.4)	(34.3)	11.6	111.8	1,851.6	9.8	1,861.4
First-time Application IAS 32/IAS 39 as of January 1, 2005:
- Foreign Currency Translation Reserve		—	—	—	—	—	11.2	—	11.2	—	11.2
- Valuation of Derivative Instruments		—	—	—	—	—	30.0	—	30.0	—	30.0
IAS 32/IAS 39 — Cash Flow Hedging(2)		—	—	—	—	—	(117.5)	—	(117.5)	—	(117.5)
Total Income and Expense		—	—	—	—	—	(76.3)	—	(76.3)	—	(76.3)
Recognized Directly in Equity
Net Income 2005								93.3	93.3	1.7	95.0
Total Recognized Income 2005		—	—	—	—	—	(76.3)	93.3	17.0	1.7	18.7
Capital Increase	2,465,664	1.9	61.9	—	—	—	—	—	63.8	—	63.8
Appropriation of Net Income 2004 and Prepaid Dividend(3)				79.8				(111.8)	(32.0)	—	(32.0)
Split four-for-one Shares(4)	72,331,962	—	—	—	—	—	—	—	—	—	—
Treasury Shares	(34,108)	—	(0.8)	—	(20.0)	—	—	—	(20.8)	—	(20.8)
Foreign Currency Translation Reserves		—	—	—	—	38.8	—	—	38.8	2.4	41.2
Stock Option Charge		—	—	—	—	—	5.4	—	5.4	—	5.4
Convertible Bonds — Split Accounting(5)		—	—	—	—	—	32.8	—	32.8	—	32.8
Others		—	—	(2.9)	—	—	—	—	(2.9)	—	(2.9)
As of December 31, 2005	98,874,172	75.4	1,336.7	522.7	(52.4)	4.5	(26.5)	93.3	1,953.7	13.9	1,967.6

(1)	Includes the payment of 2003 dividends and the related “précompte” for €82.3 million and of the 2004 interim dividend for €47.5 million.

(2)	First-time application of the IAS 32 and 39 as of January 1, 2005, regarding the foreign exchange hedging financial instruments.

(3)	Includes the payment of 2004 dividends for €32.0 million, after the payment of the 2004 interim dividend for €47.5 million.

(4)	On May 13, 2005, Technip’s ordinary shares were split four-for-one on the decision of the Combined Shareholders’ Meeting of April 29, 2005.

(5)	First-time application of the IAS 32 and 39 as of January 1, 2005, regarding the OCEANE convertible bonds: split accounting into a separate financial debt component and a shareholders’ equity component (see Note 1.C — Rules and Estimates).

						Foreign		Net
	Stock issued					Currency		Income	Shareholders’
	Number of	Common	Paid-in-	Retained	Treasury	Translation	Fair Value	(Parent	Equity (Parent	Minority
	Shares Issued	Stock	Surplus	Earnings	Shares	Reserve	Reserve	Company)	Company)	Interests	Total Equity
	In millions of Euros, except as otherwise stated

As of December 31, 2005	98,874,172	75.4	1,336.7	522.7	(52.4)	4.5	(26.5)	93.3	1,953.7	13.9	1,967.6
Fair value adjustment on financial assets available for sale	—	—	—	—	—	—	7.3	—	7.3	—	7.3
Cash-Flow Hedging	—	—	—	—	—	—	94.3	—	94.3	—	94.3

Total Income and Expense Recognized	—	—	—	—	—	—	101.6	—	101.6	—	101.6
Directly in Equity
Net Income 2006								200.1	200.1	1.8	201.9

Total Recognized Income 2006		—	—	—	—	—	101.6	200.1	301.7	1.8	303.5

Capital Increase	12,812,411	9.7	513.0	—	—	—	—	—	522.7	—	522.7
Capital Decrease	(4,246,674)	(3.2)	(245.2)	—	—	—	—	—	(248.4)	—	(248.4)
Appropriation of Net Income 2005 and Prepaid Dividend(1)	—	—	—	(48.4)	—	—	—	(93.3)	(141.7)	—	(141.7)
Treasury Shares	(1,322,735)	(1.0)	—	—	(5.7)	—	—	—	(6.7)	—	(6.7)
Foreign Currency Translation Reserves		—	—	—	—	(24.2)	—	—	(24.2)	(0.3)	(24.5)
Stock Option Charge		—	—	—	—	—	2.5	—	2.5	—	2.5
Convertible Bonds — Split Accounting(2)		—	—	57.6	—	—	(25.6)	—	32.0	—	32.0
Others		—	—	(0.1)	—	(0.1)	9.9	—	9.7	0.1	9.8
As of December 31, 2006	106,117,174	80.9	1,604.5	531.8	(58.1)	(19.8)	61.9	200.1	2,401.3	15.5	2,416.8

(1)	Includes the payment of 2005 dividends for €90.9 million, and the payment of the 2006 interim dividend for €52.4 million.

(2)	First-time application of the IAS 32 and 39 as of January 1, 2005, regarding the OCEANE convertible bonds: split accounting into a separate financial debt component and a shareholders’ equity component (see Note 1.C (s) — Rules and Estimates).

The accompanying notes are an integral part of these Consolidated Financial Statements.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Technip’s principal business includes the following:

§	Lump-sum or cost-to-cost engineering service contract performed over a short period;

§	Engineering, manufacturing, installation and commissioning service contract lasting approximately 12 months;

§	Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. The average duration of these contracts is three years, but can vary depending on the contract.

Note 1 —	Summary of Significant Accounting Principles

A.	Accounting Framework

Due to the listing of Technip’s securities on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the 2006 consolidated financial statements of the Group have been prepared in accordance with IFRS (IFRS — International Financial Reporting Standards), as of December 31, 2006, and as adopted by the European Union as of the Date of the Board of Directors which has approved the consolidated financial statements. They include the standards approved by the International Accounting Standards Board (“IASB”), the International Accounting Standards (“IAS”) and the accounting Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) at February 8, 2007.

As a first-time adopter of IFRS at January 1, 2004 Technip followed the guidance contained within IFRS 1 specific regulations. Reconciliation schedules of the 2004 consolidated net income, consolidated balance sheets and shareholders’ equity at both January 1, 2004 and December 31, 2004 between IFRS and those prepared previously in accordance with French GAAP were included in our 2005 consolidated statements.

At the transition date (January 1, 2004), the following options were selected:

Business Combinations:  Technip has elected not to restate, as provided by IFRS 3, business combinations prior to January 1, 2004.

Property, Plant and Equipment, and Intangible Assets:  Technip has elected not to record the fair value or the revaluation of its assets as assumed cost. However, the Group performed a review of useful lives of amortization and residual values of main assets.

Translation Gains and Losses in relation to Foreign Entity:  Technip has elected to reclassify cumulative translation gains and losses at January 1, 2004 under consolidated reserves. If a subsidiary is disposed of, the disposition gain or loss will only include the translation gains and losses recognized after January 1, 2004.

Retirement Benefit Obligations:  Technip has elected to account for residual cumulated actuarial gains and losses in equity for post-employment benefits, not recognized as of January 1, 2004, and to use the “corridor” method for the future actuarial gains and losses. According to this method, actuarial gains and losses that exceed 10% of the greater of the present value of the defined obligation and the fair value of the plan assets are recognized on a straight-line basis over the remaining working lives of the employees participating in that plan.

Share-based Payments:  Technip has elected to apply IFRS 2 retrospectively in respect of share option plans granted since November 7, 2002.

Insurance Contracts:  Technip has elected to apply IFRS 4 as of January 1, 2004 in respect of insurance contracts. This standard had no impact as of January 1, 2004, December 31, 2004, December 31, 2005, and December 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Instruments:  Technip has elected to apply IAS 32 and IAS 39 as from January 1, 2005. The impacts of the application of these standards in 2005 were as follows:

-	Split accounting of compound financial instruments applied to the OCEANE convertible bonds. This generated an increase in equity and a reduction in convertible bonds (non-current financial debt) for €32.8 million as of January 1, 2005.

-	Accounting in the balance sheet of the fair value in respect of financial instruments being mainly foreign exchange hedging instruments.

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

Published Accounting Standards and Interpretations not yet effective:

Technip’s financial statements at December 31, 2006, do not include the possible impact of standards and interpretations published at December 31, 2006 of which application is only mandatory for periods starting after December 31, 2006. Among these standards and interpretations, those which could affect the Group financial statements are as follows:

IFRS 7: Disclosures on Financial Instruments

This standard is required to be applied for annual periods commencing January 1, 2007. It has no impact on the assessment and accounting of transactions.

IFRS 8: Information linked to segment information

This standard concerns additional information which must be disclosed in the Notes to the consolidated financial statements. Consequently, it has no impact on the assessment of accounting of transactions.

IAS 1: “Amendments related to Capital Disclosures”

This standard is effective for annual periods beginning after January 1, 2007.

IFRIC 11: Group and Treasury Share Transaction

This interpretation concerns share-based payments arrangements.

IFRIC 9: “Reassessment of Embedded Derivatives”

The Group is currently assessing the potential impact of these new standards and interpretations on its financial statements.

At this stage, the Group does not anticipate any significant impact on the Group’s financial situation and net income.

B.	Consolidation Principles

Companies over which the Group has significant control are fully consolidated, in particular when the voting rights exceed 50% or when the Group controls financial or operating policies.

Proportional consolidation is used for jointly controlled entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The equity method is used for investments over which the Group exercises a significant influence on operating and financial policies. Unless otherwise indicated, such influence is presumed to exist for investments in companies in which the Group’s direct or indirect ownership is between 20% and 50%.

Investments in which the Group’s ownership is less than 20% or for non-significant investee or subsidiaries (such as shell companies) are recorded under “Other Financial Assets (Non-Current)” line item and only impact net income through dividends received. When fair value cannot be estimated reliably, these investments are maintained at historical cost, net of depreciation.

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

Consolidated financial statements have been prepared in accordance with IFRS: fair presentation, consistency, going concern, relative extent and business combinations. The consolidated assets and liabilities have been recorded under the historical cost convention, except for financial assets and derivative financial instruments, which have been measured at fair value. The Group consolidated financial statements are presented in millions of Euros and all values are rounded to the nearest thousand, except when otherwise indicated.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are material are disclosed in the paragraphs below.

(a)	Use of Estimates

The preparation of the consolidated financial statements requires estimates to be used and assumptions to be made that may affect the assessment and disclosure of assets and liabilities at the date of the financial statements, as well as the income and the reported expenses regarding this financial year. Estimates may be revised if the circumstances and the assumptions on which they were based alter, if new information becomes available, or through greater experience. Consequently, the actual result from these operations may differ from these estimates.

The main assessments and accounting assumptions made in the Group’s financial statements relate to the construction contracts, to the valuation of Group exposure to litigations and to residual goodwill valuation. Regarding construction contracts, the Group policy is described in Note 1 C. (b) Construction Contracts. In terms of legal proceedings and claims, the Group regularly draws up lists and performs analyses of main litigations in progress, so as to assess the risks arising from such claims and ensure that adequate provisions have been recorded in the consolidated financial statements. Possible uncertainties related to ongoing litigations are described in Note 32 C. Contingencies: Exceptional Events and Litigation.

Goodwill is no longer amortized but is tested for impairment at least annually and whenever there is an indication that it may be impaired. This impairment test enables the Group to determine whether its carrying amount does not exceed its recoverable amount. Goodwill is allocated to cash-generating units (CGU) for the purpose of impairment testing. Each of these CGU corresponds to the Group’s businesses, representing independent cash-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

generating flows. The recoverable amount is the higher of selling prices and values in use related to CGU. The latter corresponds to the discounted future cash flows forecasted for these CGU.

Technip also performs sensitivity analyses on main assumptions with regards to impairments tests, in order to make sure that no reasonable change of an hypothesis on which the Group has determined its CGU’s recoverable value, jeopardizes the conclusions of these impairment tests.

(b)	Construction Contracts

In compliance with IAS 11, construction contract gross margins at completion are measured using the percentage-of-completion method. As soon as the estimate of the final outcome of a contract indicates a loss, a provision is made for the entire loss.

The percentage-of-completion ratio is computed consistently for each and every homogenous type of contract as follows:

§	For all contracts, which include construction services subjected to performance commitments (lump-sum turnkey contracts), the percentage of completion is based on technical milestones defined for the main components of the contracts, once their progress is deemed sufficient which is typically a 20% to 25% level of completion;

§	For other construction contracts, the percentage of completion is recognized based on the ratio between costs incurred to date and estimated total costs at completion.

Construction contract gross margin is based on an analysis of total costs and income at completion, which are reviewed periodically and regularly throughout the life of the contract.

Costs incurred on construction contracts at completion include the following:

§	Costs that relate directly to the contract such as purchase of material, subcontracting cost of engineering, cost of markets, labor costs and related costs.. The man-hour rates taken into account are based on standard level of activity. Selling costs, research and development costs and the potential charge of “overabsorption” are excluded from those evaluations.

§	Costs attributable to contract activity and that are attributable to a contract.

§	Other costs, if any, that are specifically chargeable to the customer as specified in the provisions of the contract.

Costs on construction contracts do not include financial expenses.

Income at completion includes gains on claims from clients only if it is probable that the latter will accept them.

Revenues on contracts are measured on the basis of costs incurred and of margin recognized at the percentage of completion, in accordance with the above-mentioned method.

Revenues on contract include:

§	The initial amount of revenue agreed in the contract;

§	Variation in contract work, claims and incentive payments (“Changes”) to the extent it is probable that changes will result in revenue and are capable of being reliably measured.

A lump-sum turnkey contract is considered as completed when the last milestone, represented by the contractual transfer of ownership regarding the facilities built or by its provisional acceptance (even though minor conditions are outstanding) is passed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Construction contracts are presented in the balance sheet as follows:

§	Progress payments made by customers related to unrealized works are recognized under the “Advances Received” liability item.

§	For each construction contract, the accumulated costs incurred, as well as the gross margin recognized at the contract’s percentage of completion (plus accruals for foreseeable losses if needed), after deducting the progress payments invoiced to the client, are shown on the asset side under the “Construction Contracts — Amounts Due from Clients” if the balance of those combined components is a debit; if the balance is a credit, it is shown on the liability side under the “Construction Contracts — Amounts Due to Clients” line item.

Upon completion of the contract:

§	The balance of “Construction Contracts — Amounts Due from Clients” (which at that time amounts to the total contract’s sale price), less accumulated progress payments received under this contract at this date, is invoiced to the customer and recorded as current receivables on contracts (see Note 18 — Trade Receivables).

§	In order to obtain the acceptance certificate from the client, if necessary, accrued liabilities may be recorded to cover pending expenses and are recorded as other current payables in the balance sheet.

For the purpose of cash flow statements, those above-mentioned line items are considered as current for the measurement of changes in working capital.

Costs directly attributable to obtaining future turnkey engineering/construction contracts (“bid costs”), the signature of which can be reasonably expected, are capitalized in the balance sheet under the “Construction Contracts — Amounts Due from Clients” line item (see Note 17 — Construction Contracts), then transferred to contract costs upon final contract award. The costs incurred by bids with insufficient probability of success are expensed immediately.

(c)	Foreign Currency Transactions and Financial Instruments

Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency at the exchange rate applicable at the transaction date.

At the closing date, monetary assets and liabilities stated in foreign currencies are translated into the functional currency at the exchange rate prevailing at that date. Resulting exchange gains or losses are directly recorded in the income statement, with the exception of exchange gains or losses on cash accounts eligible for future cash flow hedging and for hedging on net foreign currency investments.

Translation of Financial Statements for Foreign Companies

The income statements of foreign subsidiaries are translated into Euros at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in shareholders’ equity as foreign currency translation reserve. The functional currency of the foreign subsidiaries is the local currency, except for some African subsidiaries which have the U.S.$ as functional currency.

Derivatives and Hedging Processing

Technip has applied IAS 32 and IAS 39 for the first time as of January 1, 2005.

Every derivative financial instrument held by the Group is aimed at hedging future inflows or outflows against exchange rate fluctuations during the period of performance of the contracts. Derivative instruments and in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

particular forward exchange transactions are aimed at hedging future inflows or outflows against exchange rate fluctuations in relation with awarded commercial contracts.

In addition, foreign currency treasury accounts designated to a contract and used to finance its future expenses in foreign currencies may qualify as a foreign currency cash flow hedge.

Finally, economic hedging may occasionally be obtained by offsetting cash inflows and outflows of foreign currency on the same contract (natural hedging).

When implementing hedging transactions, each Group’s subsidiary enters into forward exchange contracts with banks or with the Group treasury company, Technip Eurocash SNC (a general partnership). However, only instruments that involve a third party to the Group are designated as hedging instruments.

A derivative instrument qualifies for hedge accounting (fair value hedge or cash flow hedge) when there is a formal designation and documentation of the hedging relationship, and of the effectiveness of the hedge throughout the life of the contract. A fair value hedge aims at reducing risks incurred by the changes in market value of some assets, liabilities or firm commitments. A cash flow hedge aims at reducing risks incurred by the variations of value of future cash flows that may impact net income.

In order for a currency derivative to be eligible for hedge accounting treatment, the following conditions have to be met:

§	Its hedging role must be clearly defined and documented at inception;

§	Its efficiency should be proved at inception and for the entirety of its period of use. If the results of the efficiency test are between 80% and 125%, changes in fair value of the covered element should be almost offset by the changes in fair value of the derivative instrument.

All derivative instruments are recorded and disclosed in the balance sheet at fair value.

§	Derivatives which qualify for hedging are classified as current assets and liabilities, as they follow the operating cycle.

§	Derivatives which do not qualify for hedging are classified as current assets and liabilities.

Changes in fair value are recognized as follows:

§	Regarding cash flow hedges, the portion of the gain or loss corresponding to the effectiveness of the hedging instrument is recognized directly in equity, and the ineffective portion of the gain or loss on the hedging instrument is recognized in the profit and loss account. The exchange gain or loss on derivative cash flow hedging instruments, deferred in equity, is reclassified in the net income of the period(s) whenever the forecast hedged transaction affects the profit or loss.

§	The variations in fair value of hedged derivative instruments are posted as financial income or expenses. The ineffective portion of the gain or loss immediately impacts net income. The carrying amount of a hedged item is adjusted by the gain or loss on this hedged item attributable to the hedged risk and is recorded in the income statement.

§	The changes in fair value of derivative financial instruments that do not qualify for hedging are directly recognized as financial income or expenses in the income statement.

The fair value of derivative financial instruments is estimated on the basis of valuations provided by bank counterparties or financial models commonly used in financial markets, using market data at the balance sheet date.

Bid Contracts in Foreign Currency

To hedge its exposure to exchange rate fluctuations during the bid-period of construction contracts, Technip occasionally enters into insurance contracts (derivative instruments), upon which foreign currencies are exchanged at a specified rate and at a specified future date only if the contemplated new contract is awarded. A premium paid at

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the outset by the Group to enter into such insurance contract is charged to the income statement when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any cash settlements or penalties.

(d)	Business Combinations

From January 1, 2004, assets and liabilities acquired within business combinations are valued using the purchase method. Assets and liabilities are valued at their fair value. The residual value is posted on the “Goodwill” line item when significant, under the “Intangible Assets” category. Since January 1, 2004, goodwill is no longer amortized as per IFRS 3.

The net value of intangible assets is subject to impairment tests when performed on a regular basis, using the discounted cash flow method on the basis of the most likely assumptions considered by the Board of Directors. Impairment tests are based on estimates in terms of growth rates, discount rates and corporate tax rates. Approved by the Board of Directors, those assumptions come from the business plan covering the years 2007 to 2009 for each business segment.

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

As per IAS 16, Technip depreciates separately components of property, plant and equipment, when the useful life differs from the main asset. The main useful lives applied by the Group are as follows:

Buildings	10 to 50 years
Vessels	10 to 25 years
Machinery and Equipment	6 to 10 years
Office Fixtures and Furniture	5 to 10 years
Vehicles	3 to 7 years
EDP Equipment	3 to 5 years

Every material residual value of an asset is taken into account to define its depreciable amount.

On a regular basis, the Group reviews the useful lives of the assets. That review is based on the effective use of the assets.

As per IAS 23, borrowing costs may be capitalized in the carrying cost of property, plant and equipment. Technip has elected not to apply this option.

As per IAS 17, assets at the Group’s disposition through lease contracts are capitalized when all risks and benefits related to the asset property have been transferred to the Group.

As per IAS 16, dry dock expenses are capitalized as a distinct component of the main related asset. They are amortized over a period of three to five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization costs are classified by function of the expenses. Therefore amortization costs are classified as cost of sales, research and development costs, general administrative costs.

In accordance with IAS 36, the carrying value of property, plant and equipment is reviewed for impairment whenever internal or external events indicate that there may be impairment. An impairment loss is recognized in the income statement if the impairment is such that the asset’s carrying value is lower than its recoverable amount.

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

Other Intangible Assets

Patents are amortized over their useful life, on average 10 years. Costs related to software rights are capitalized, as well as those attached to material industrial projects, such as the E-procurement platform or group management projects. Those projects costs are amortized over their useful life, five years on average.

(g)	Other Financial Assets (Non-Current)

Other financial assets are recorded at their fair value, or at their original cost if there is no way to value them reliably. Impairment is recorded if its recoverable amount is lower than its carrying value. The estimated recoverable amount is computed by type of financial asset based on the future profitability or the market value of the company considered, as well as its net equity if market values are not readily available.

Non-Consolidated Investments

Non-consolidated investments are recognized at their acquisition cost including directly attributable transaction costs.

At each balance sheet date, these investments are measured at their fair value. As investments under this category relate to unlisted securities, fair value is determined on the basis of discounted cash flows or failing that, based on the Group’s share in the company’s equity.

These companies are mainly entities without any business activity; therefore, such investments are fully depreciated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Receivables related to Investments

This category comprises loans and advances through current accounts granted to non-consolidated companies or associates accounted for using the equity method.

Security Deposits and Others

This category essentially includes guarantee security deposits and escrow accounts related to litigations or arbitrations.

(h)	Inventories

Inventories are recognized at the lower of cost or market value with cost being determined on the weighted-average cost basis. Accruals are booked when the market value is lower than cost.

(i)	Advances Paid to Suppliers

Advance payments made to suppliers under long-term contracts are shown under the “Advances to Suppliers” line item, on the asset side of the balance sheet.

(j)	Trade Receivables

Trade receivables are measured at their nominal value. A provision for doubtful accounts is recorded when receivables are deemed to be uncollectible.

Trade receivables only relate to delivered contracts, ongoing contract assets being disclosed in the “Construction Contracts — Amounts Due from Clients” line item.

(k)	Cash and Cash Equivalents

Cash and Cash Equivalents consist of cash in bank and in hands, as well as marketable securities fulfilling the following criteria: a maturity usually less than three months, a strong liquidity, a fixed exchange value and an insignificant risk of value loss. Marketable securities are measured at their market value at period end. Any change in fair value is booked in income statement.

As of December 31, 2006 all short-term deposits are shown under the line Cash Equivalents. 2005 and 2004 figures have been reclassified to allow comparison between the different years.

(l)	Provisions

Accrued liabilities are recognized if and only if the following criteria are simultaneously met:

§	The Group has a present obligation (legal or constructive) as a result of a past event;

§	The settlement of the obligation will likely require an outflow of resources embodying economic benefits;

§	The amount of the obligation can be reliably estimated; provisions are measured according to the risk assessment or the exposed charge, based upon the best-known elements.

Current Provisions

Contingencies related to contracts:  These provisions relate to provisions for risks arising from litigation on contracts.

Restructuring:  When a restructuring plan has been decided and that interested parties have been informed, the plan is scheduled and valued. Restructuring provisions are recognized in compliance with the IAS 37.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-Current Provisions

Employee benefits:  The Group is committed to various long-term employee benefit plans. Those obligations will be settled either at the employee departure dates or retirement dates. The main defined benefit plans depend on the affiliates:

§	End-of-career indemnities, which are to be paid at retirement date;

§	Deferred wage indemnities, which are to be paid when employees leave the company;

§	Retirement indemnities, which are to be paid as annuities.

In accordance with IAS 19, independent actuaries using the projected unit credit method determine charges related to those defined benefit plans. The actuarial assumptions used to determine the obligations may vary depending on the country. The actuarial estimation is based on standard parameters such as future wage and salary increases, life expectancy, turnover of staff, inflation rate and rate of return on investment.

The amendment to IAS 19 made it possible to record actuarial gains and losses directly in Equity from January 1, 2006. This option has not been retained by the Group in 2006.

(m)	Deferred Income Tax

Deferred income taxes are recognized in accordance with IAS 12, using the liability method (using the last forecast tax rate voted at the closing date), on all temporary differences at the balance sheet date, between the tax bases of assets and liabilities and their carrying amounts for each individual Group’s company.

Deferred income taxes are reviewed at each balance sheet date to take into account any effect of changes in tax law and in the prospects of recovery.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available.

To estimate properly the ability for a subsidiary to recover the deferred tax assets, the following items are taken into account:

§	Taxable forecasted profits;

§	Analysis of the past taxable results;

§	Existence of significant and non-recurring income and expenses, included in the past tax results, which should not repeat in the future.

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

Assets and liabilities are not discounted.

(n)	Assets and Liabilities Held for Sale

The Group considers every non-current asset as an asset held for sale if its book value will be recovered by a sale transaction rather than its continuous use. These assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o)	Financial Income Arising on Contracts

The financial result realized on treasury related to construction contracts is recorded as part of contract revenues. Only financial result on treasury not related to construction contracts is separately disclosed in the consolidated statement of income under the “Financial Income” and “Financial Expenses” line items.

(p)	Income/(Loss) from Discontinued Operations

In compliance with IFRS 5, the income/loss incurred by the discontinued operations through sales or dispositions is recorded under this line item. The Group classifies a line of business or geographical area of operations as discontinued operations.

(q)	Net Earnings per Share

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

(r)	Treasury Shares

Treasury shares are booked as a deduction to equity at their cost of acquisition. Any gain or loss connected with the sale of treasury shares are recognized directly in equity without affecting the income statement.

(s)	Stock Options

In accordance with IFRS 2, stock options correspond to services granted to holders and represent an additional benefit given by the Group. This supplementary benefit is recognized as follows: the fair value of the granted stock options — corresponding to the services rendered by the employees against the options received — is estimated at the grant date and recorded under the equity line item.

The fair value of the stock options is evaluated as per the Cox Ross Rubinstein binomial model. That model takes into account the features of the stock option plan (net price, period of exercise), the market data at the grant date (risk-free rate, volatility, share price) and behavioral assumptions on stock options’ holders (turnover rate).

The IFRS 2 applies to share based payment that were granted after November 7, 2002 and not vested before January 1, 2005.

(t)	Financial Debts (Current and Non-Current)

Current and non-current financial debts include bond loans and other borrowings.

Issuance fees and redemption premium on convertible bonds are included in the cost of debt on the liability side of the balance sheet, as an adjustment to the nominal amount of the debt. The difference between the initial debt and the redemption at maturity is amortized at the effective interest rate.

This line item comprises the debt component of the OCEANE convertible bond. This OCEANE consists in a compound financial instrument, which breaks down into a separate debt component and an equity component representing the bondholder’s option of conversion into a fixed number of Technip shares. The conversion may occur at maturity or at any moment, if certain conditions, especially on share price, are met. The debt component is measured at the amortized cost (amortization of the difference with the redemption amount at maturity as per the effective interest rate method).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Year Ended December 31, 2006

In 2006, Gulf Marine Fabricators’ assets have been sold and the gain on the disposition amounts to €20.3 million.

In March 2006, the two American holding companies have merged in order to group all our American activities within a sole entity.

Similarly, at the end of 2006, two Brazilian holding companies have merged to gather all our Brazilian activities within a sole entity.

On February 2, 2007, Technip sold two entities located in the United States and in the United Kingdom which manufacture subsea ROV (Remotely Operated Vehicles) and other subsea equipment. Their assets and liabilities have been classified as held for sale in the 2006 balance sheet.

Year Ended December 31, 2005

In 2005, no significant change in scope of consolidation has occurred. Only three entities entered the consolidation scope, Technip South Africa (subsidiary controlled at 51%), Technip Marine Sdn. Bhd (subsidiary controlled at 90%) and Technipetrol Hellas (subsidiary controlled at 99%). 2005 has also been characterized by the closure of pharmaceutical activities in U.S.A. through the liquidation in progress of Technip Biopharm at the end of July 2005, the disposition of Technip Engineering Brunei on September 30, 2005 and the sale of Technip Portugal to its management at the end of December 2005, without any significant impact on net income from continuing operations.

Over the year 2005, new legal entities have been created to support contracts in joint ventures: CTJV and CTEP (Qatargas 2) in Qatar, CTJV and CTEP (Rasgas 3) also in Qatar, Yemgas FZCO in Yemen, Technip Consortium (Dung Quat) in Vietnam, HT JV (Koniambo) in New Caledonia and TPVI (Hovensa) in the U.S. Virgin Islands.

Year Ended December 31, 2004

The following events occurred in 2004:

§	The dispositions of EHR and IG SpA. The German company, EHR, was sold on April 7, 2004 for €12.2 million. The net consolidated gain on EHR disposition was of €2.3 million. The Italian company, IG SpA, was sold on April 23, 2004 for €2.0 million. The net consolidated gain on IG SpA disposition was of €0.7 million. As per each disposition agreement, the companies EHR and IG SpA have been considered as sold as of January 1, 2004.

§	The disposition of 75% of KTI SpA shares to KTI employees in November 2004, with a retrospective effect as of January 1, 2004. No gain has been generated by this transaction. Following this part disposition, the remaining 25% still under Company control is consolidated using the equity method for the year ended December 31, 2004.

§	As the Group transferred its non-strategic operations, it also sold assets of Technip Offshore Moorings Inc. at their book value, at the end of the year 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3 —	Segment Information

The primary segment-reporting format of the Technip Group is determined to be by business segment. Secondary information is reported geographically.

A.	Information by Business Segment

A business segment consists of a separate component of an entity which produces or provides goods or a line of services linked to different risks or different profitability.

•	Business Segments

In order to improve the presentation of its operating performances, the Group organized the reporting of its operations into five segments:

§	The SURF segment (Subsea Umbilicals, Risers and Flowlines), which includes the manufacturing, the supply and the installation of sub-marine equipments.

§	The Facilities segment, which includes the fabrication of floaters, fixed platforms and topsides.

§	The Onshore Downstream segment, which comprises all business units in charge of engineering and construction of petrochemical and refining units as well as upstream facilities, including gas treatment units, LNG facilities and onshore pipelines.

§	The Industries segment, which is devoted to engineering and construction of non-oil and gas related facilities, such as pharmaceutical or chemical units, metal and mining facilities, and industrial buildings.

§	The Corporate segment, which comprises the Holding activities, the reinvoicing of Group services, management fees, EDP services and reinsurance activities.

The segment result disclosed by Technip in its business segment information is the “Income/(Loss) from Operations”.

Consequently, the segment result does not include financial income and expenses (except financial result on contracts), income tax expense and the share of income/(loss) of associates accounted for using the equity method. Segment assets do not include asset items related to the latter, such as income tax assets. Similarly, segment liabilities do not include liability items that are not connected to segment result, such as current and deferred income tax liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

							Total
			Onshore				Continuing	Discontinued
Year ended December 31, 2006	SURF	Facilities	Downstream	Industries	Corporate(1)	Not Allocable	Operations	Operations	Total
	In millions of Euros

Revenues
Sales to External Customers	2,209.2	1,195.5	3,317.8	204.0	—	—	6,926.5	—	6,926.5
Total Revenues	2,209.2	1,195.5	3,317.8	204.0	—	—	6,926.5	—	6,926.5
Gross Margin	373.5	133.1	189.1	28.7	—	—	724.4	—	724.4
Income/(Loss) From Operations	213.5	83.8	73.8	11.3	(22.3)	—	360.1	—	360.1
Financial Income/(Expenses)						(61.5)	(61.5)	—	(61.5)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method			(2.6)				(2.6)	—	(2.6)
Income Tax Expense						(94.1)	(94.1)	—	(94.1)
Discontinued Operations							—	—	—
Net Income/(Loss) for the Year							201.9	—	201.9
Assets and Liabilities
Segment Assets	3,650.3	929.1	2,488.6	126.2	561.0	—	7,755.2	—	7,755.2
Investments in Associates Accounted for Using the Equity Method	—	—	2.3	—	—	—	2.3	—	2.3
Unallocated Assets						305.9	305.9	—	305.9
Total Assets	3,650.3	929.1	2,490.9	126.2	561.0	305.9	8,063.4	—	8,063.4
Segment Liabilities(2)	1,184.1	485.7	2,751.6	138.0	903.9		5,463.3	—	5,463.3
Unallocated Liabilities						2,600.1	2,600.1	—	2,600.1
Total Liabilities	1,184.1	485.7	2,751.6	138.0	903.9	2,600.1	8,063.4	—	8,063.4
Other Segment Information
Backlog(3)	2,718.9	741.6	6,650.4	161.9	—	—	10,272.8	—	10,272.8
Capital Expenditure:(4)
Property, Plant and Equipment	127.5	9.7	13.4	0.6	—	—	151.2		151.2
Intangible Assets	1.3	1.7	2.2	0.3	0.5	—	6.0		6.0
Depreciation of Property, Plant and Equipment	125.5	6.4	9.6	1.0	2.0	—	144.5	—	144.5
Amortization of Intangible Assets	6.8	2.9	0.7	—	4.9		15.3		15.3
Restructuring Costs	—	—	1.8		—		1.8		1.8
Non-Cash Expenses:
Charge related to Convertible Bond Split Accounting					8.1		8.1		8.1
Stock Option Charge					2.5		2.5		2.5
Non-Current Provisions (including Employee Benefits)	2.2	6.6	16.6	0.1	1.4		26.9		26.9
Fair Value (Gains)/Losses on Derivatives through Profit and Loss	(1.4)	0.3	2.0	—	—		0.9		0.9

(1)	Reinvoicing performed by the Corporate segment regarding Group services provided to other segments are not presented in the section “Segment information”, as they are not related to the activity of Technip.

(2)	The segment liabilities of the Corporate segment include financial debts such as bond loan and other borrowings. Financial charges related to these debts are not allocated.

(3)	The backlog is defined as the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(4)	Assets under construction are not included in capital expenditures on intangible and tangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

							Total
			Onshore				Continuing	Discontinued
Year ended December 31, 2005	SURF	Facilities	Downstream	Industries	Corporate(1)	Not Allocable	Operations	Operations	Total
	In millions of Euros

Revenues
Sales to External Customers	1,797.6	1,013.4	2,318.2	246.9	—		5,376.1	—	5,376.1
Total Revenues	1,797.6	1,013.4	2,318.2	246.9	—		5,376.1	—	5,376.1
Gross Margin	243.7	91.3	195.1	28.0	—		558.1	—	558.1
Income/(Loss) From Operations	118.8	27.1	88.3	6.0	(9.2)		231.0	—	231.0
Financial Income/(Expenses)						(88.8)	(88.8)		(88.8)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method			1.3				1.3		1.3
Income Tax Expense						(43.5)	(43.5)		(43.5)
Discontinued Operations							—	(5.0)	(5.0)
Net Income/(Loss) for the Year							100.0	(5.0)	95.0
Assets and Liabilities
Segment Assets	3,427.5	1,112.2	2,091.3	216.2	158.4		7,005.6		7,005.6
Investments in Associates Accounted for Using the Equity Method	—	—	9.7	—	—		9.7		9.7
Unallocated Assets						281.7	281.7		281.7
Total Assets							7,297.0	—	7,297.0
Segment Liabilities(2)	936.0	239.9	404.2	1,914.3	1,708.8		5,203.2		5,203.2
Unallocated Liabilities						2,093.8	2,093.8		2,093.8
Total Liabilities							7,297.0	—	7,297.0
Other Segment Information
Backlog(3)	2,687.9	1,206.7	7,126.9	148.0	—		11,169.5		11,169.5
Capital Expenditure:(4)
Property, Plant and Equipment	138.6	10.8	16.7	1.3	—		167.4		167.4
Intangible Assets	0.1	1.0	1.1	0.1	0.8		3.1		3.1
Depreciation of Property, Plant and Equipment	101.7	11.4	9.0	2.0	2.1		126.2		126.2
Amortization of Intangible Assets	6.0	3.5	2.2	0.4	5.0		17.1		17.1
Restructuring Costs	—	—	0.9	—	—		0.9		0.9
Non-Cash Expenses:
Amortization of Convertible Bond Redemption Premium	—	—	—	—	—	13.3	13.3		13.3
Charge related to Convertible Bond Split Accounting	—	—	—	—	—	16.6	16.6		16.6
Stock Option Charge	—	—	—	—	5.4		5.4		5.4
Non-Current Provisions (including Employee Benefits)	6.2	0.8	8.9	1.5	2.1		19.5		19.5
Fair Value (Gains)/Losses on Derivatives through Profit and Loss	4.8	0.1	(1.7)	—	—		3.2		3.2

(1)	Reinvoicing performed by the Corporate segment regarding Group services provided to other segments are not presented in the section “Segment information”, as they are not related to the activity of Technip.

(2)	The segment liabilities of the Corporate segment include financial debts such as convertible bonds OCEANE, bond loan and other borrowings. Financial charges related to these debts are not allocated.

(3)	The backlog is defined as the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(4)	Assets under construction are not included in capital expenditures on intangible and tangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

							Total
			Onshore				Continuing	Discontinued
Year ended December 31, 2004	SURF	Facilities	Downstream	Industries	Corporate(1)	Not Allocable	Operations	Operations	Total
	In millions of Euros

Revenues
Sales to External Customers	1,422.1	1,066.6	2,384.1	268.1	—		5,140.9	—	5,140.9
Total Revenues	1,422.1	1,066.6	2,384.1	268.1	—		5,140.9	—	5,140.9
Gross Margin	256.6	81.4	204.2	20.4	0.5		563.1		563.1
Income/(Loss) From Operations	146.5	17.5	92.1	(7.1)	(15.4)		233.6		233.6
Financial Income/(Expenses)						(66.4)	(66.4)		(66.4)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method			1.2				1.2		1.2
Income Tax Expense						(54.2)	(54.2)		(54.2)
Discontinued Operations							—	—	—
Net Income/(Loss) for the Year							114.2	—	114.2
Assets and Liabilities
Segment Assets	3,448.1	927.7	1,581.2	182.5	155.1		6,294.6		6,294.6
Investments in Associates Accounted for Using the Equity Method	—	—	19.9	—	—		19.9		19.9
Unallocated Assets						103.1	103.1		103.1
Total Assets							6,417.6	—	6,417.6
Segment Liabilities(2)	882.9	513.1	1,347.8	165.9	1,492.5		4,402.2		4,402.2
Unallocated Liabilities						2,015.4	2,015.4		2,015.4
Total Liabilities							6,417.6	—	6,417.6
Other Segment Information
Backlog(3)	1,859.9	944.4	3,758.4	216.3	—		6,779.0		6,779.0
Capital Expenditure:(4)
Property, Plant and Equipment	108.4	8.7	16.1	1.4	—		134.6		134.6
Intangible Assets	—	0.6	1.0	0.1	5.0		6.7		6.7
Depreciation of Property, Plant and Equipment	91.0	13.3	11.3	1.6	0.5		117.7		117.7
Amortization of Intangible Assets	6.0	3.8	1.1	0.1	6.7		17.7		17.7
Restructuring Costs	—	—	8.3	3.7	—		12.0		12.0
Non-Cash Expenses:							—
Amortization of Convertible Bond Redemption Premium	—	—	—	—	—	13.1	13.1		13.1
Charge related to Convertible Bond Split Accounting	—	—	—	—	—		—		—
Stock Option Charge	—	—	—	—	5.8		5.8		5.8
Non-Current Provisions (including Employee Benefits)	0.3	0.3	4.2	0.7	—		5.5		5.5

(1)	Reinvoicing performed by the Corporate segment regarding Group services provided to other segments are not presented in the section “Segment information”, as they are not related to the activity of Technip.

(2)	The segment liabilities of the Corporate segment include financial debts such as convertible bonds OCEANE, bond loan and other borrowings. Financial charges related to these debts are not allocated.

(3)	The backlog is defined as the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(4)	Assets under construction are not included in capital expenditures on intangible and tangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B.	Information by Geographical Segment

•	Geographical Segments

From a geographical standpoint, operating activities and performances of Technip are reported on the basis of five regions:

§	Europe, Russia, Central Asia;

§	Africa;

§	Middle-East;

§	Asia-Pacific;

§	Americas.

The segment result disclosed by Technip in its geographical segment information is the “Income/(loss) from operations”.

Consequently, the segment result does not include financial income and expenses (except financial result on contracts), income tax expense and the share of income/(loss) of associates accounted for using the equity method. Segment assets do not include asset items related to the latter, such as income tax assets.

Geographical segments have been determined based on the following criteria:

-specific risk factors in relation with business in a given area;

-similarities of the economic and political context;

-exchange control and regulation; and

-related monetary risks.

The allocation to geographical segment is based on the country where the contract takes place.

Considering the growing weight of the region “Africa and Middle-East” previously disclosed (essentially on account of newly awarded contracts), the Group has decided in 2005 to divide this segment in two: an Africa region and a Middle-East region. Segment information for 2004 in relation to these two new regions has therefore been restated accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Europe,
	Russia,
Year ended December 31, 2006	Central Asia(1)	Africa	Middle-East(6)	Asia-Pacific	Americas	Not Allocable	Total
	In millions of Euros

Revenues
Sales to External Customers	1,399.2	1,254.4	2,070.7	806.7	1,395.5		6,926.5
Less Sales Attributable to Discontinued Operations	—	—	—	—	—	—	—
Revenues by Region	1,399.2	1,254.4	2,070.7	806.7	1,395.5		6,926.5
Income/(Loss) from Operations	151.1	60.3	125.0	(80.9)	104.6	—	360.1
Assets
Segment Assets(2)	873.6	375.1	653.1	316.6	488.8	2,951.1	5,658.3
Investments in Associates Accounted for Using the Equity Method	2.3	—	—	—	—	—	2.3
Unallocated Assets(3)						2,402.8	2,402.8
Total Assets	875.9	375.1	653.1	316.6	488.8	5,353.9	8,063.4
Other Segment Information
Backlog(4)	932.9	1,338.4	4,940.1	1,192.8	1,868.5		10,272.7
Capital Expenditures:(5)
Property, Plant and Equipment	37.8	1.4	4.3	2.8	28.4	76.5	151.2
Intangible Assets	5.4	—	—	0.4	0.2	—	6.0

(1)	Of which revenues performed in France: €191.4 million.

(2)	The segment assets which are not allocable correspond to goodwill for €2.360 billion and to vessels for €281.2 million that are meant to operate in different geographical regions and therefore cannot be allocated to a specific segment.

(3)	Unallocated assets mainly include Cash and Cash Equivalents which are managed centrally.

(4)	The backlog is defined as the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(5)	Assets under construction are not included in capital expenditures on intangible and tangible assets.

(6)	Of which revenues performed in Qatar: €1.222 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Europe,
	Russia,
Year ended December 31, 2005	Central Asia(1)	Africa	Middle-East(6)	Asia-Pacific	Americas	Not Allocable	Total
	In millions of Euros

Revenues
Sales to External Customers	1,382.9	1,258.4	1,108.1	583.4	1,044.5		5,377.3
Less Sales Attributable to Discontinued Operations	—	—	—	—	(1.2)		(1.2)
Revenues by Region	1,382.9	1,258.4	1,108.1	583.4	1,043.3		5,376.1
Income/(Loss) from Operations	162.2	(42.5)	50.5	27.2	33.6	—	231.0
Assets
Segment Assets(2)	601.0	168.5	493.1	210.5	582.3	2,864.2	4,919.6
Investments in Associates Accounted for Using the Equity Method	1.4	—	8.3	—	—	—	9.7
Unallocated Assets(3)						2,367.7	2,367.7
Total Assets	602.4	168.5	501.4	210.5	582.3	5,231.9	7,297.0
Other Segment Information
Backlog(4)	961.3	2,007.9	5,099.4	1,014.2	2,086.7		11,169.5
Capital Expenditures:(5)							—
Property, Plant and Equipment	39.7	49.6	6.0	4.2	12.7	55.2	167.4
Intangible Assets	0.6	—	0.4	0.1	0.6	1.4	3.1

(1)	Of which revenues performed in France: €256.7 million.

(2)	The segment assets which are not allocable correspond to goodwill for €2.377 billion and to vessels for €386.7 million that are meant to operate in different geographical regions and therefore cannot be allocated to a specific segment.

(3)	Unallocated assets mainly include Cash and Cash Equivalents which are managed centrally.

(4)	The backlog is defined as the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(5)	Assets under construction are not included in capital expenditures on intangible and tangible assets.

(6)	Of which revenues performed in Qatar: €392.8 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Europe,
	Russia,
Year ended December 31, 2004	Central Asia(1)	Africa	Middle-East(6)	Asia-Pacific	Americas	Not Allocable	Total
	In millions of Euros

Revenues
Sales to External Customers	1,278.9	1,285.1	1,268.6	378.9	929.4		5,140.9
Less Sales Attributable to Discontinued Operations	—	—	—	—	—		—
Revenues by Region	1,278.9	1,285.1	1,268.6	378.9	929.4	—	5,140.9
Income/(Loss) from Operations	84.5	79.3	17.9	38.8	13.1		233.6
Assets
Segment Assets(2)	647.8	253.4	404.0	145.1	383.8	2,902.2	4,736.3
Investments in Associates Accounted for Using the Equity Method	12.3	—	7.6	—	—	—	19.9
Unallocated Assets(3)						1,661.4	1,661.4
Total Assets	660.1	253.4	411.6	145.1	383.8	4,563.6	6,417.6
Other Segment Information
Backlog(4)	1,077.1	1,742.8	2,403.5	459.9	1,095.7		6,779.0
Capital Expenditures:(5)							—
Property, Plant and Equipment	26.7	13.0	4.2	1.3	11.4	78.0	134.6
Intangible Assets	1.0	—	0.2	0.1	0.4	5.0	6.7

(1)	Of which revenues performed in France: €159.0 million.

(2)	The segment assets which are not allocable correspond to goodwill for €2.395 billion and to vessels for €408.5 million that are meant to operate in different geographical regions and therefore cannot be allocated to a specific segment.

(3)	Unallocated assets mainly include Cash and Cash Equivalents which are managed centrally.

(4)	The backlog is defined as the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(5)	Assets under construction are not included in capital expenditures on intangible and tangible assets.

(6)	Of which revenues performed in Qatar: €202.4 million.

C.	Major Customers

For the year ended December 31, 2006, the two largest customers accounted for 14.0% and 11.4% respectively of the Group revenues. Other customers individually represent less than 10% of the Group revenues in 2006.

For the year ended December 31, 2005, one customer accounted for more than 10% of the Group revenues. Other customers individually represented less than 10% of the Group revenues in 2005.

For the year 2004, no single customer accounted for more than 10% of the Group revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 —	Income/(Loss) from Operations

The breakdown of the different items of “Income/(Loss) from Operations” per nature can be analyzed as follows:

A.	Revenues

Revenues are broken down as follow:

	2006	2005	2004
	In millions of Euros

Rendering of services(1)	6,733.7	5,277.7	5,083.8
Sales of goods	192.8	98.4	57.1
Revenues	6,926.5	5,376.1	5,140.9

(1)	Financial income and expenses arising from cash held on ongoing turnkey contracts are included in revenues. They amounted to €78.7 million for 2006, €31.4 million for 2005 and €9.9 million for 2004. The reported increase during the period results from significant contracts awarded to the Group in 2005.

B.	Cost of Sales and Administrative Expenses

The cost of sales comprises the following items:

	2006	2005	2004
	In millions of Euros

Total Cost of Sales	(6,202.1)	(4,818.0)	(4,577.8)
Including Depreciation of Property, Plant and Equipment	(135.1)	(108.2)	(92.8)
Including Amortization of Licenses, Patents and Trademarks	(6.3)	(4.7)	(2.7)
Including Amortization of Other Intangible Assets	(1.6)	(2.6)	(2.6)
Including Employee Benefit Expenses	(789.3)	(666.4)	(629.2)
Including Charges Payable Under Finance Leases and Hire Purchase Contracts	(69.4)	(59.6)	(52.1)

Administrative costs by nature can be analyzed as follows:

	2006	2005	2004
	In millions of Euros

Total Administrative Costs	(269.8)	(224.2)	(189.3)
Including Depreciation of Property, Plant and Equipment	(7.8)	(11.2)	(13.8)
Including Employee Benefit Expenses	(79.5)	(81.7)	(76.1)
Including Charges Payable Under Finance Leases and Hire Purchase Contracts	(7.3)	—	—
Including Stock Option Charge(1)	(3.0)	(5.4)	(1.4)

(1)	The stock option charge amounted to €5.8 million in 2004 and most of this charge was classified as other operating expense in 2004. In 2006 and 2005 accounts, the Group has classified it in administrative costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.	Other Operating Income

	2006	2005	2004
	In millions of Euros

Proceeds from Sales of Assets(1)	76.3	22.0	22.9
Reinsurance Income(2)	5.7	6.4	—
Reversal of Financial Assets Provision(3)	0.9	—	—
Reversal of Provision for Litigation	0.5	—	—
Others	1.2	4.2	3.1

Other Operating Income	84.6	32.6	26.0

(1)	The Group has sold Gulf Marine Fabricators’ assets for €67.3 million and a building located in Lyon (France) for €7.7 million in 2006.

(2)	Reinsurance income comes from our reinsurance captive.

(3)	The reversal of provisions comes from the liquidation of a subsidiary, without any impact on the net income while the net book value of the financial assets is booked in other operating charges for €0.9 million in 2006.

D.	Other Operating Expenses

	2006	2005	2004
	In millions of Euros

Net Book Value of Disposed Assets(1)	(50.3)	(9.6)	(15.2)
Restructuring Costs(2)	(1.8)	(0.9)	(12.0)
Reinsurance Costs(3)	(6.1)	(5.8)	(0.3)
Others	(1.4)	(5.8)	(9.4)

Other Operating Expenses	(59.6)	(22.1)	(36.9)

(1)	The Group has sold Gulf Marine Fabricators’ assets which has a net book value of €47.0 million and building located in Lyon (France) which has a net book value of €2.3 million and financial assets for €0.9 million.

(2)	Corresponds in 2004 to the restructuring costs of a German subsidiary.

(3)	Reinsurance costs come from our reinsurance captive.

E.	Employee Benefit Expenses

	2006	2005	2004
	In millions of Euros

Wages and Salaries	752.0	705.2	652.4
Social Security Costs	147.0	143.6	126.6
Pension Costs — Defined Contribution Plans	14.7	6.4	5.5
Pension Costs — Defined Benefit Plans	13.6	12.4	16.2
Others	18.2	16.9	15.3
Employee Benefit Expenses excluding Stock Options	945.5	884.5	816.0
Stock Options Granted to Directors and Employees	2.7	5.4	5.8
Employee Benefit Expenses	948.2	889.9	821.8

Employee benefit expenses have been amended to show only wages and salaries from Group employees. 2005 and 2004 figures have been recalculated to insure a comparison. 2005 and 2004 figures included before subcontracted wages (€133.4 million in 2005 and €104.2 million in 2004).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

F.	Research and Development Expenses

Research and development expenses amounted to €39.4 million, €29.4 million and €30.2 million for the years ended December 31, 2006, 2005 and 2004 respectively. As the projects did not meet the requirements for capitalization, no development costs were capitalized during the period.

Note 5 —	Financial Income and Expenses

The financial result is a charge of (€61.5) million as of December 31, 2006, to be compared with (€88.8) million as of December 31, 2005, (€66.4) million as of December 31, 2004. The breakdown is as follows:

A.	Financial Income

	2006	2005	2004
	In millions of Euros

Financial Income
Interest Income from Treasury Management(1)	8.9	14.3	9.4
Dividends from Non-Consolidated Investments	0.5	—	0.5
Financial Income related to Employee Benefits	3.8	3.8	3.5
Changes in Derivative Fair Value (excluding Hedging)(2)	0.9	1.9	—
Others	0.6	—	0.9

	14.7	20.0	14.3

(1)	Mainly resulting from gains on dispositions of marketable securities and earnings from short-term security deposits.

(2)	Arising from the application of IAS 32 and IAS 39 as of January 1, 2005, related to foreign exchange hedging financial instruments used by the Group.

B.	Financial Expenses

	2006	2005	2004
	In millions of Euros

Financial Expenses
Convertible Bonds: Financial Charges(1)	(10.0)	(38.0)	(21.4)
Convertible Bonds: Loss on Buy Out		(1.6)	(4.9)
Bond Interest Expense(2)	(30.1)	(30.1)	(18.4)
Fees Related to Credit Facilities	(0.8)	(1.4)	(3.8)
Financial Expenses related to Employee Benefits	(7.4)	(9.2)	(8.4)
Interest Expenses on Bank Borrowings and Overdrafts	(9.1)	(12.4)	(9.4)
Net Foreign Currency Translation Losses	(6.4)	(9.5)	(6.5)
Inefficient Part of Hedging Instruments	(1.2)	(1.2)	—
Others	(11.2)	(5.4)	(7.9)

	(76.2)	(108.8)	(80.7)
Net Financial Expenses	(61.5)	(88.8)	(66.4)
Net Financial Expenses
Financial Income	14.7	20.0	14.3
Financial Expenses	(76.2)	(108.8)	(80.7)

	(61.5)	(88.8)	(66.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Financial charges on convertible bonds OCEANE include €8.3 million in 2006 and €16.6 million in 2005 of additional non-cash charges related to IAS 32 and IAS 39 applied from January 1, 2005.

(2)	The interest expenses on bond loan issued in May 2004 increased from €18.4 million in 2004 to €30.1 million in 2005 and 2006, year-end for which interests are due for one full year.

Note 6 —	Income Tax

A.	Income Tax Expense

The income tax expense for the year ended December 31, 2006 comprises the current income tax expense of (€111.1) million and the deferred income tax profit of €26.0 million (respectively (€31.0) million and (€12.5) million in 2005, (€22.3) million and (€31.2) million in 2004). The amount of income tax expense related to items directly booked to equity was (€2.3) million (+ €24.0 million in 2005).

	2006	2005	2004
Consolidated Income Statement	In millions of Euros

Current Income Tax
Income Tax Expense	(111.1)	(31.0)	(22.3)
Deferred Income Tax	26.0	(12.5)	(31.2)
	(85.1)	(43.5)	(53.5)
Reduction of Goodwill related to Realized Income Tax Loss Carry Forwards(1)	(9.0)	—	—
Tax on Net Gains related to disposition of Investment	—	—	(0.7)
Income Tax Expense as reported in the Consolidated Income Statement	(94.1)	(43.5)	(54.2)

Consolidated Statement of Changes in Equity	2006	2005	2004

Deferred Income Tax related to Items Booked Directly to Opening Equity	24.0	(11.9)	—
Deferred Income Tax related to Items Booked to Equity during the Year	(26.3)	35.9	—
Other Equity Operations	—	—	—

Income Tax Expense as reported in the Consolidated Equity	(2.3)	24.0	—

(1)	According to IFRS 3 and IAS 12, in a business combination, when losses carried forward are not initially recognized in the opening balance sheet but utilized after, the Company books the resulting deferred tax income in P&L, reducing the carrying amount of goodwill (as an expense) to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the acquisition date. This reduction in goodwill is disclosed in a separate line item in the above table and in the cash flow statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B.	Income Tax Reconciliation

The reconciliation between the tax calculated using the standard tax rate applicable in France and the amount of tax effectively recognized in the accounts for year-ends 2006, 2005 and 2004 can be detailed as follows:

Income Tax Reconciliation	2006	2005	2004
	In millions of Euros

Net Income from Continuing Operations	201.9	100.0	114.2
Income/(Loss) from Discontinued Operations	—	(5.0)	—
Income Tax Expense on Continuing Operations	85.1	43.5	54.2

Income Before Tax	287.0	138.5	168.4
Adjustments on Income before Tax
Share of Income/(Loss) of Associates Accounted for Using the Equity Method	2.6	(1.3)	(1.2)
Stock Option Charge	2.7	5.6	5.8
Charge related to Reduction of Goodwill	(14.5)	—	—
Charge related to Convertible Bond Split Accounting	8.1	16.3	—
Adjusted Income before Tax	285.9	159.1	173.0
At Parent Company Statutory Income Tax Rate of 34,43% (2005: 34,93)%	(98.4)	(55.6)	(61.3)
Territoriality and Local Taxes	11.8	(2.3)	1.1
Other Non-Deductible Expenses	(1.2)	(3.0)	(1.4)
Allowance/Reversals of Taxes and Tax Losses	17.3	9.3	6.9
Dividends not Taxable in Parent Company	2.4	(1.5)	(2.7)
Share of General Fees on Dividends	(2.6)	(1.1)	(2.0)
Seamec (Tonnage Scheme)	2.5	1.1	0.5
Difference between Parent Company and Foreign Income Tax Rates	(5.0)	5.1	1.1
Tax Savings/(Expenses) due to Tax Integration	0.6	2.4	1.1
Convertible Bond Redemption Premium	(5.1)	(4.7)	—
Others	(7.4)	6.8	2.5
At the Effective Income Tax Rate of 29,55% (2005: 31,41%)	(85.1)	(43.5)	(54.2)
Reduction of Goodwill related to Realized Income Tax Loss Carry Forwards	(9.0)	—	—
Income Tax Expense as reported in the Consolidated Income Statement	(94.1)	(43.5)	(54.2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.	Deferred Income Tax

Principles described in Note 1 C. (m) Deferred Income Tax result in the following:

	Consolidated balance sheet
Deferred Income Tax	2006	2005	2004
	In millions of Euros

Deferred Income Tax Assets
Employee Benefits	24.5	22.2	27.9
Fair Value Adjustments on Financial Instruments	6.5	26.1	—
Deferred Gains and Losses on Foreign Exchange Contracts	2.1	1.5	2.5
Differences between Taxable and Accounting Depreciation	30.1	50.3	44.9
Margin Recognition on Construction Contracts	48.6	25.1	25.7
Capital Leases	5.7	8.1	7.8
Tax Paid in Y and Deductible in Y-1	15.3	15.4	14.3
Changes in Tax Rates	—	0.4	—
Tax Loss Carry-Forwards	33.3	7.7	—
Convertible Bond Redemption Premium	—	15.8	15.8
Others	16.1	8.4	30.6

	182.2	181.0	169.5

Deferred Income Tax Liabilities
Fair Value Adjustments on Financial Instruments	12.8	1.6	—
Deferred Gains and Losses on Foreign Exchange Contracts	1.5	1.4	2.0
Differences between Taxable and Accounting Depreciation(1)	116.5	117.7	103.7
Margin Recognition on Construction Contracts	41.0	37.4	42.9
Capital Leases	1.1	1.4	1.6
Tax Accruals	6.6	4.1	2.2
Capitalized Acquisition Costs of Tangible and Intangible Assets	—	0.2	—
Differences from Changes in Functional Currency	2.4	3.3	3.7
Fair Value Adjustments on Acquisitions	21.1	25.9	32.6
Others	10.3	(1.6)	(1.0)

	213.3	191.4	187.7

Net Deferred Income Tax Assets/(Liabilities)	(31.1)	(10.4)	(18.2)

(1)	Differences between taxable and accounting depreciation arise from vessel depreciation and particularly from the Deep Blue.

In order to disclose the detail of deferred tax assets and liabilities per nature of temporary differences, it has been necessary to split up deferred tax assets and liabilities by subsidiary (every subsidiary shows in its balance sheet a net amount of deferred tax liabilities/assets). Thus, the net deferred tax liability as of December 31, 2006 breaks down into a deferred tax asset of €111.3 million and a deferred tax liability of €142.4 million, as recorded in the balance sheet. Similarly, in 2005, the net deferred tax liability breaks down in a deferred tax asset of €90.0 million and a deferred tax liability of €100.4 million, as recorded in the balance sheet.

The changes in deferred tax in the balance sheet (up by €31.1 million) break down in (€26) million recorded in the 2006 income statement and €5.1 million recorded in equity (essentially in relation with the fair value revaluation of financial instruments).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

D.	Tax Loss Carry-Forwards and Tax Credits

Tax loss carry-forwards not yet utilized amount to €239.9 million. They mainly come from two German entities for a total amount of €38.6 million, an Australian entity for €89.3 million, a Brazilian entity for €21.3 million and American subsidiaries belonging to the SURF and Facilities segments for €67.5 million. A total amount of €79.4 million of deferred income tax related to these tax loss carry-forwards has not been recognized. Most of these tax loss carry-forwards will expire after 2009.

Note 7 —	Income/(Loss) from Discontinued Operations

A.	Discontinued Operations

	2006	2005	2004
	In millions of Euros

Gains/(Losses) on Consolidated Investment Dispositions	—	(5.0)	—
Income/(Loss) from Discontinued Operations	—	(5.0)	—

As per IAS 1, this has been disclosed under this category the result from operations sold or closed during the year.

In 2006, no activity has been closed or sold.

As of December 31, 2005, the loss of (€5.0) million accounted for the discontinued operations stems from the decision of closing the company Technip Biopharm, subsidiary of the Group located in the U.S.A. As per IFRS 5, this major line of business has been reclassified in discontinued operations.

The breakdown of income/(loss) from discontinued operations can be analyzed as follows:

	2006	2005	2004
	In millions of Euros

Revenues	—	1.2	—
Cost of Sales	—	(5.3)	—
Gross Margin	—	(4.1)	—
Other Operating Income and Expenses	—	(0.9)	—

Income/(Loss) from Operations	—	(5.0)	—
Financial Income	—	—	—
Financial Expenses	—	—	—
Result Recognized on the Re-Measurement to Fair Value	—	—	—

Result before Tax from Discontinued Operations	—	(5.0)	—
Income Tax Expense:	—	—	—
related to Income/(Loss) before Tax	—	—	—
related to Re-Measurement to Fair Value	—	—	—

Income/(loss) from Discontinued Operations	—	(5.0)	—

	2006	2005	2004
	In Euro

Net Earnings per Share
Basic, for Discontinued Operations	—	(0.05)	—
Net Diluted, for Discontinued Operations	—	(0.05)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004
	In millions of Euros

Net cash flows from:
Operating Activities	—	(5.7)
Investing Activities	—	—
Financing Activities	—	—

Total	—	(5.7)

B.	Assets Held for Sale

Assets held for sale amounted to €61.5 million at the end of December 2006. They related to two SURF entities, Perry Slingsby Limited located in the United Kingdom and Perry Slingsby Inc. located in the U.S.A. both of which manufacture subsea ROV and other subsea equipment. These entities have been sold on February 2, 2007. Following IFRS 5 § 7 and 8, assets and liabilities of these entities were reclassified under this line. The goodwill allocated to these entities amounts to €8.0 million. This line includes also the shares of an Onshore Iranian entity booked under equity method for €4.2 million. The effective sale of these shares was done in January 2007.

At December 31, 2005, assets held for sale amounted to €42.9 million. They relate to the assets of the consolidated affiliate Gulf Marine Fabricators, offshore fabrication yard located in Corpus Christi, U.S.A. and belonging to the Facilities segment. The goodwill allocated to the assets of this subsidiary classified as held for sale is €18.3 million.

	2006	2005	2004
	In millions of Euros

Assets
Property, Plant and Equipment	2.1	24.0	—
Intangible Assets	8.9	18.3	—
Other Debtors	46.5	0.6	—
Cash and Cash Equivalents	4.0	—	—
Assets of Disposition Group Classified as Held for Sale	61.5	42.9	—
Liabilities
Creditors	(18.8)	—	—
Interest-Bearing Liabilities	—	—	—
Liabilities Directly Associated with the Assets Classified as Held for Sale	(18.8)	—	—
Net Assets of Disposition Group Classified as Held for Sale	42.7	42.9	—

	2006	2005	2004
	In millions of Euros

Net cash flows from:
Operating Activities	(2.5)	(2.0)	—
Investing Activities	(1.3)	(0.1)	—
Financing Activities	0.4	2.2	—

Total	(3.4)	0.1	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 —	Net Diluted Earnings per Share

Net diluted earnings per share were computed in accordance with Note 1 C. (q) Net Earnings per Share. The following tables reflect the reconciliation between the net earnings per share before dilution and the net diluted earnings per share:

	2006	2005	2004
	In millions of Euros

Net Income Attributable to Shareholders of the Parent Company	200.1	93.3	111.8
Convertible Bonds: Split Accounting	8.1	16.6	—
Convertible Bonds: Redemption Premium after Tax	—	13.3	7.4
Convertible Bonds: Financial Costs net of Tax	1.9	5.3	6.5

Net Income before Convertible Bond Financial Costs	210.1	128.5	125.7

In thousands of Euros
Number of Shares:
— Issued Shares at period end	106,117	98,874	96,443
— Stock Options not Exercised at period end	3,107	3,650	5,587
— Convertible Bonds	—	14,406	14,876
— Treasury Shares	(1,337)	(1,581)	(1,361)
Denominator for Calculation of Net Diluted Earnings per Share at period end	106,283	97,218	110,844
Denominator for Calculation of Net Earnings per Share	105,471	95,687	94,454

In Euros
Net Diluted Earnings per Share(1)	1.88	0.96	1.13
Net Earnings per Share(2)	1.90	0.98	1.18

(1)	The net diluted earnings per share take into account the possible dilutive effects that may be generated by equity instruments (stock options) and compound financial instruments (convertible bonds OCEANE). During the period, the Group has not issued other financial instrument that may have any diluted effect on the net earnings per share. As the convertible bonds did not have a dilutive impact on net income af of December 31, 2005, after application of IAS 32-39, the computation of net diluted earning per share as of December 31, 2005 does not include the convertible bond impact as per IAS 33.

(2)	The net earnings per share are calculated based on the average number of ordinary shares outstanding during the period, less the treasury shares.

For comparison purposes, the 2004 data per share above-mentioned have been adjusted to take into account the four-for-one share split decided by the Combined Shareholders’ Meeting of April 29, 2005. They do not comprise the impact of IAS 32 and IAS 39 whose first-time application was initiated on January 1, 2005.

On March 9 and 23, 2006, Technip carried out the conversion of 289,362 and of 3,288,420 convertible bonds OCEANE to shares. These 3,577,782 bonds were redeemed for 14,311,128 shares, of which 11,592,066 newly issued shares. See Note 23 — Convertible Bonds.

Net income and net diluted earnings per share for discontinued operations are disclosed in Note 7 — Income/(Loss) from Discontinued Operations.

Note 9 —	Dividends Paid and Proposed

Dividends paid regarding years 2005 and 2004 amounted respectively to €90.9 million and €79.5 million (€0.92 per share in 2005 and €0.825 per share after the four-for-one share split in 2004). A €1.05 dividend per share concerning year ended December 31, 2006 plus an extraordinary €2.10 dividend, that is a total amount of €3.15 —

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which represents a total payment of €337.8 million — will be proposed to shareholders for approval at the Shareholders’ Meeting of April 27, 2007. Considering that this payment has not been decided yet, nothing has been recorded in the accounts.

Note 10 —	Compensation of the Members of the Board of Directors

The amount of Directors’ fees paid by Technip to the members of the Board of Directors during 2006 was of €299,900. The gross amount of compensation and benefits of all kinds paid by Technip to the members of the Board of Directors during 2006 was of €1,128,461.

Note 11 —	Property, Plant and Equipment

No directly attributable costs have been capitalized and included under the “Property, Plant and Equipment” line item.

The following tables illustrate the cost, the accumulated amortization and depreciation per type of tangible assets:

					Office
					Fixtures
				Machinery and	and	Asset under
	Land	Buildings	Vessels	Equipment	Furniture	Construction	Others	Total
	In millions of Euros

As of January 1, 2005
Cost	14.0	136.3	695.1	432.4	104.2	15.6	73.6	1,471.2
Accumulated Amortization	(1.0)	(65.2)	(286.6)	(263.0)	(81.8)	—	(37.1)	(734.7)
Accumulated Impairment Losses	—	—	—	—	—	—	—	—

Net Book Value	13.0	71.1	408.5	169.4	22.4	15.6	36.5	736.5

As of December 31, 2005
Cost	10.6	118.7	715.3	530.0	122.9	15.3	79.6	1,592.4
Accumulated Amortization	(1.1)	(57.8)	(328.6)	(295.6)	(93.9)	—	(44.1)	(821.1)
Accumulated Impairment Losses	—	—	—	—	—	—	—	—

Net Book Value	9.5	60.9	386.7	234.4	29.0	15.3	35.5	771.3

As of December 31, 2006
Cost	9.5	158.4	758.0	521.9	133.6	23.2	85.3	1,689.9
Accumulated Amortization	—	(88.9)	(381.9)	(314.6)	(99.0)	—	(46.1)	(930.5)
Accumulated Impairment Losses	(1.0)	—	—	—	—	—	—	(1.0)

Net Book Value	8.5	69.5	376.1	207.3	34.6	23.2	39.2	758.4

In 2006, an additional amortization expense has been accounted for €19.4 million on specific Group assets to offset an accelerated wear due to hard climate conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in net property, plant and equipment during the previous three periods can be analyzed as follows:

					Office
					Fixtures
				Machinery and	and	Assets under
	Land	Buildings	Vessels	Equipment	Furniture	Construction	Others	Total
	In millions of Euros

Value as of January 1, 2004, Net of Accumulated Amortization and Impairment	14.0	83.7	400.9	162.3	31.6	29.4	18.9	740.8
Additions — Acquisitions — Internal Developments	—	3.1	62.0	33.5	8.4	12.0	(0.4)	118.6
Additions — Business Combinations	—	—	—	—	—	—	—	—
Dispositions	—	(0.7)	(0.4)	(7.9)	(0.5)	—	(1.0)	(10.5)
Dispositions of Subsidiaries	—	—	—	—	—	—	—	—
Depreciation Expense for the Year	—	(9.9)	(51.1)	(32.7)	(17.7)	—	(6.3)	(117.7)
Impairment Losses	—	—	—	—	—	—	—	—
Net Foreign Exchange Differences	(0.4)	(1.5)	(4.5)	(1.8)	(0.7)	(1.0)	(0.9)	(10.8)
Others	(0.6)	(3.6)	1.6	16.0	1.3	(24.8)	26.2	16.1

Value as of December 31, 2004, Net of Accumulated Amortization and Impairment	13.0	71.1	408.5	169.4	22.4	15.6	36.5	736.5
Additions — Acquisitions — Internal Developments	—	3.2	31.7	88.4	20.7	11.7	11.3	167.0
Additions — Business Combinations	—	—	—	0.1	0.2	—	0.1	0.4
Dispositions	—	(0.3)	(14.6)	(0.1)	(0.6)	—	3.7	(11.9)
Dispositions of Subsidiaries	(0.1)	(0.3)	—	(0.1)	(0.2)	—	—	(0.7)
Depreciation Expense for the Year	—	(6.2)	(45.7)	(45.6)	(17.0)	—	(11.7)	(126.2)
Impairment Losses	—	—	—	—	—	—	—	—
Net Foreign Exchange Differences	1.2	3.6	12.0	13.3	1.5	1.8	1.9	35.3
Attributable to Discontinued Operations/Assets Held for Sale	(4.7)	(10.1)	—	(7.3)	—	—	(0.2)	(22.3)
Others	0.1	(0.1)	(5.2)	16.3	2.0	(13.8)	(6.1)	(6.8)

Value as of December 31, 2005, Net of Accumulated Amortization and Impairment	9.5	60.9	386.7	234.4	29.0	15.3	35.5	771.3
Additions — Acquisitions — Internal Developments	—	6.8	42.0	44.0	22.0	22.6	13.8	151.2
Additions — Business Combinations	—	—	—	—	—	—	—	—
Dispositions	(0.6)	(1.6)	(0.4)	(2.2)	(0.5)	—	(1.1)	(6.4)
Dispositions of Subsidiaries	—	—	—	—	—	—	—	—
Depreciation Expense for the Year	—	(37.0)	(57.2)	(28.5)	(15.7)	—	(6.4)	(144.8)
Impairment Losses	—	—	—	—	—	—	—	—
Net Foreign Exchange Differences	(0.2)	(1.7)	(0.7)	(0.5)	(0.9)	(3.9)	(1.3)	(9.2)
Attributable to Discontinued Operations/Assets Held for Sale	(0.2)	—	—	(1.0)	(0.7)	—	(0.4)	(2.3)
Others(1)	—	42.1	5.7	(38.9)	1.4	(10.8)	(0.9)	(1.4)

Value as of December 31, 2006, Net of Accumulated Amortization and Impairment	8.5	69.5	376.1	207.3	34.6	23.2	39.2	758.4

(1)	The line Others includes principally the reclassification from assets under construction to specific columns of assets and the Angolan spoolbase from the column machine and equipment to constructions for €41.8 million.

Assets are not subjected to capital lease.

The amount of pledged assets is not material and amounts to €2.5 million at the end of 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group has decided to implement a capex program, including the construction of a new DSV. Commitments attached amount to €60.3 million at December 31, 2006.

Note 12 —	Intangible Assets

The following tables illustrate the cost, the accumulated amortization and depreciation per type of intangible assets:

		Licenses/
		Patents/		Others
	Goodwill	Trademarks	Software	(1)	Total
	In millions of Euros

As of December 31, 2004
Cost	2,394.9	92.6	48.6	11.4	2,547.5
Accumulated Amortization	—	(31.0)	(33.7)	(10.1)	(74.8)
Accumulated Impairment Losses	—	—	—	—	—

Net Book Value	2,394.9	61.6	14.9	1.3	2,472.7
As of December 31, 2005
Cost	2,376.9	95.0	51.9	18.1	2,541.9
Accumulated Amortization	—	(38.6)	(42.1)	(9.3)	(90.0)
Accumulated Impairment Losses	—	—	—	—	—

Net Book Value	2,376.9	56.4	9.8	8.8	2,451.9
As of December 31, 2006
Cost	2,359.9	89.7	52.8	22.3	2,524.7
Accumulated Amortization	—	(44.4)	(47.8)	(9.6)	(101.8)
Accumulated Impairment Losses	—	—	—	—	—
Net Book Value	2,359.9	45.3	5.0	12.7	2,422.9

(1)	Including assets under construction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A.	Intangible Assets

Changes in net intangible assets during the previous three periods can be analyzed as follows:

		Licenses/
		Patents/		Others
	Goodwill	Trademarks	Software	(3)	Total
		In millions of Euros

Value as of December 31, 2004, Net of Accumulated Amortization and Impairment	2,394.9	61.6	14.9	1.3	2,472.7
Additions — Acquisitions — Internal Developments	—	—	2.5	0.6	3.1
Attributable to Discontinued Operations/Assets Held for Sale	(18.3)	—	—	—	(18.3)
Amortization Charge for the Year	—	(8.3)	(7.9)	(0.9)	(17.1)
Impairment Losses	—	—	—	—	—
Net Foreign Exchange Differences	0.3	3.1	0.3	(0.3)	3.4
Others(1)	—	—	—	8.1	8.1

Value as of December 31, 2005, Net of Accumulated Amortization and Impairment	2,376.9	56.4	9.8	8.8	2,451.9
Additions — Acquisitions — Internal Developments	—	—	1.7	4.3	6.0
Attributable to Discontinued Operations/Assets Held for Sale	(8.0)	(0.7)	—	—	(8.7)
Amortization Charge for the Year	—	(8.3)	(6.5)	(0.5)	(15.3)
Impairment Losses	—	—	—	—	—
Net Foreign Exchange Differences	—	(2.1)	—	—	(2.1)
Others(2)	(9.0)	—	—	0.1	(8.9)

Value as of December 31, 2006, Net of Accumulated Amortization and Impairment	2,359.9	45.3	5.0	12.7	2,422.9

(1)	The Group is currently in the process of setting up an integrated software. As of December 31, 2005, remaining related costs have been capitalized as assets under construction for €7.0 million in the column “Others”.

(2)	The amount mentioned on the line “Others” of goodwill comes from Coflexip tax losses carried forward not recognized before but used in 2006. The corresponding amount has been booked on the line income tax in the P&L (see Note 6 (a) — Income Tax Expense).

(3)	Including assets under construction.

B.	Goodwill

The classification of the assets regarding the two entities Perry Slingsby Limited and Perry Slingsby Inc. as held for sale, including the goodwill allocated to the SURF segment, resulted in a decrease in goodwill of €8 million (see Note 7 — Income/(Loss) from Discontinued Operations).

In addition, the goodwill allocated to the SURF segment has been decreased by €9.0 million due to the use of tax losses unrecognized at the time of the Coflexip acquisition (see Note 6 — Income Tax).

In 2005, the classification of the assets regarding the consolidated affiliate Gulf Marine Fabricators as held for sale, including the goodwill allocated to the Facilities segment, resulted in a decrease in goodwill by €18.3 million in terms of net value, namely a €21.0 million gross value less a €2.7 million amortization (see Note 7 — Income/(Loss) from Discontinued Operations).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The goodwill arising from an acquisition is the difference between the purchase price and the share of restated equity, after allocation to the identifiable assets and liabilities, as long as this procedure is deemed to be appropriate. This goodwill is subject to impairment tests performed on annual basis or whenever a meaningful event occurs (see Note 1 C. (d) Business Combinations).

The following table reflects the detail of goodwill as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
	In millions of Euros

Goodwill — Net Value
Surf(1)	1,931.1	1,948.1	1,948.1
Facilities(1)	304.6	304.6	322.9
KTI/MDEU	115.6	115.6	115.6
Others	8.6	8.6	8.3

Total Goodwill — Net Value	2,359.9	2,376.9	2,394.9

(1)	The goodwill relative to Coflexip resulting from both installments has been assigned — after allocation to identifiable items — to two business segments: SURF and Facilities (see Note 3 — Segment Information). Both goodwills were subject to impairment tests according to the method described in Note 1 C. (d) Business Combinations.

Impairment tests performed by the Group are based on the most likely hypotheses using the discounted cash flow method. Assumptions made in 2006 rely on the business plans covering years 2007 to 2009 for each business segment and approved by the Board of Directors. Beyond 2009, the growth rate taken into account for the SURF and Facilities segments is 3.0%, of which 1.5% is related to inflation. The discount rate of cash flows is 9.19% before tax. The tax rate used in the model is 33.1% in 2006, 32% in 2007, and 31% in 2008 and 30% beyond.

As of December 31, 2006, the net book value of goodwill was confirmed by the impairment tests performed. No impairment loss was recorded in 2005 and 2004.

In 2005, the disposition of the subsidiary Technip Portugal whose goodwill was fully amortized, generated a decrease in the gross value of goodwill and its corresponding amortization for €3.1 million. Following the change in consolidation method used for the affiliate TPL (see Note 13 — Investments in Associates Accounted for using the Equity Method) and the reintegration of its goodwill, the gross value of goodwill increased by €1.0 million, as well as its corresponding amortization.

Note 13 —	Investments in Associates Accounted for using the Equity Method

At December 31, 2006, only one entity, KTI SpA, is consolidated under the Equity Method, Nargan has been classified as held for sale as it has been sold in 2007. As of December 31, 2005, investments in associates accounted for using the equity method relate to two entities on which the Group exercises significant influence: Nargan and Technip KTI SpA. As of December 31, 2004, two Italian companies previously fully consolidated were accounted for using the equity method in the consolidated accounts of the Group: the Italian entities Technip KTI SpA of which 75% of shares have been sold to employees at the end of November 2004 and TPL, company whose liquidation is in progress.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The main financial data of these companies accounted for using the equity method are disclosed hereafter for the years ended December 31, 2006, 2005 and 2004 on a 100% basis:

	TP KTI SpA	Total
	In millions of Euros

As of December 31, 2006
Country	Italy
Percentage of Interest	25%
Financial Data at 100% in millions of Euros
Total Assets	221.9
Total Liabilities (except Equity)	215.9

Net Assets	6.0
Revenues	116.9
Net Income	5.0
Carrying Amount of the Investment	2.3	2.3

	Nargan	TP KTI SpA	Total
	In millions of Euros

As of December 31, 2005
Country	Iran	Italy
Percentage of Interest	20%	25%
Financial Data at 100% in millions of Euros
Total Assets	75.7	300.7
Total Liabilities (except Equity)	64.6	297.4

Net Assets	11.1	3.3
Revenues	65.4	63.8
Net Income	7.2	2.3
Carrying Amount of the Investment	8.3	1.4	9.7

	Nargan	TP KTI SpA	TPL	Total
	In millions of Euros

As of December 31, 2004
Country	Iran	Italy	Italy
Percentage of Interest	20%	25%	100%
Financial Data at 100% in millions of Euro
Total Assets	68.8	280.7	11.7
Total Liabilities (except Equity)	59.9	277.3	1.1

Net Assets	8.9	3.4	10.6
Revenues	30.0	72.6	0.4
Net Income	3.7	1.7	(0.3)
Carrying Amount of the Investment	7.6	1.6	10.7	19.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in investments in associates accounted for using the equity method can be analyzed as follows:

	2006	2005	2004
	In millions of Euros

Carrying Amount of Investments as of January 1	9.7	19.9	6.5
Additions(1)	—	—	13.5
Dispositions(1)	—	(10.7)	(1.1)
Share of Income/(Loss) of Associates Accounted for Using the Equity Method	(2.6)	1.3	1.2
Paid Dividends	—	(0.7)	—
Foreign Exchange Differences	—	0.3	(0.2)
Net Gains/(Losses) from Fair Value Adjustments	—	—	—
Other Reclassifications*	(4.8)	(0.4)	—

Carrying Amount of Investments as of December 31	2.3	9.7	19.9

*	Nargan interests have been reclassified in assets held for sale as of December 31, 2006.

(1)	Additions in 2004 and dispositions in 2005 are mainly connected with TPL. In 2004, TPL was accounted for using the equity method owing to the liquidation in progress of this affiliate. As the estimation of the time needed to an effective liquidation was underestimated in 2004, Technip had to reassess the accounting processing of this entity and to account for it under full consolidation in 2005.

Note 14 —	Other Financial Assets (Non-Current)

As per Note 1 C. (g) Other Financial Assets (Non-Current), other financial assets are posted at their fair value or at their historical cost if there is no way to evaluate them reliably. In this latter case, depreciation is recorded if its recoverable amount is lower than its historical cost.

As of December 31, 2006, impairment tests performed on net book value of other financial assets (non-current) has not led the Group to account for an impairment loss. The analysis of this item by nature is presented hereafter:

	Fair Value			Cost
	Valuation			Valuation
	2006	2005	2004	2006	2005	2004
	In millions of Euros

Non-Consolidated Investments	5.4	4.8	4.3	5.4	4.8	4.3
Valuation Allowance	(1.3)	(1.3)	(2.4)	(1.3)	(1.3)	(2.4)

Net Value	4.1	3.5	1.9	4.1	3.5	1.9
Loans related to Investments	0.2	3.0	2.1	0.2	3.0	2.1
Valuation Allowance	—	(2.8)	(1.6)	—	(2.8)	(1.6)

Net Value	0.2	0.2	0.5	0.2	0.2	0.5
Security Deposits	7.5	6.6	0.7	7.5	6.6	0.7
Others	5.0	1.3	0.3	5.0	1.3	0.3

Total Other Financial Assets (Non-Current), Net	16.8	11.6	3.4	16.8	11.6	3.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15 —	Available-for-Sale Financial Assets

For the years 2005 and 2004, no available-for-sale financial asset has been recorded in the Group accounts. In 2006, part of the price of Gulf Marine Fabricators assets has been paid through an interest in a listed Company in New York (NASDAQ). The Group has to keep these shares during two years, until January 31, 2008, except if the vendor frees the Group from this obligation.

	Carrying Amount			Fair Value
	2006	2005	2004	2006	2005	2004
	In millions of Euros

Available for-sale Financial Assets
Share — listed	44.5			44.5

Note 16 —	Inventories

In accordance with Note 1 C. (h) Inventories, inventories are recognized at lower of cost and net realizable value. As of December 31, 2006, 2005 and 2004, a valuation allowance is recorded if their net realizable value is lower than the net book value.

The net book value of inventories as of December 31, 2006, 2005 and 2004 breaks down as follows:

	2006	2005	2004
	In millions of Euros

Raw Materials	77.8	58.4	37.1
Work in Progress	40.7	25.2	46.1
Finished Goods and Merchandise	21.9	25.3	13.6
Valuation Allowance	(6.0)	(7.9)	(9.6)

Total Inventories, Net	134.4	101.0	87.2

Note 17 —	Construction Contracts

Long-term ongoing construction contracts are valued and disclosed as per Note 1 C. (b) Construction Contracts.

	2006	2005	2004
	In millions of Euros

Construction Contracts — Amounts Due from Clients	591.1	585.0	400.6
Construction Contracts — Amounts Due to Clients	(44.7)	(35.5)	(33.1)
Advances Received	(2,093.7)	(1,636.9)	(915.6)

Total Construction Contracts, Net	(1,547.3)	(1,087.4)	(548.1)
Costs and Margins Recognized at the Percentage of Completion	10,396.6	10,275.8	6,196.6
Progress Billings	(11,909.4)	(11,331.2)	(6,711.9)
Losses at Completion	(44.7)	(35.5)	(33.1)
Bid Costs	10.2	3.5	0.3

Total Construction Contracts, Net	(1,547.3)	(1,087.4)	(548.1)

Note 18 —	Trade Receivables

Given the specific nature of Group operations, clients are mainly major oil and gas, petrochemical or oil-related companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

	2006	2005	2004
	In millions of Euros

Receivables on Contracts	579.6	437.1	345.2
Doubtful Accounts	16.8	19.3	24.5
Allowance for Doubtful Accounts	(12.7)	(16.4)	(20.7)

Total Trade Receivables, Net	583.7	440.0	349.0

Trade receivables are non-interest bearing. Their maturities are linked to the operating cycle of contracts.

Note 19 —	Other Current Receivables

	2006	2005	2004
	In millions of Euros

Value Added Tax Receivable	78.1	52.0	42.2
Other Tax Receivables	37.8	42.9	64.0
Advances to Non-Consolidated Subsidiaries	3.8	13.6	10.5
Receivables from Personnel	9.1	3.0	1.7
Dividends to Be Received	—	1.2	11.0
Prepaid Expenses	42.8	67.6	81.2
Insurance Indemnities to Be Received	0.2	0.1	0.1
Joint-Venture Associates’ Current Accounts	53.2	7.9	31.4
Receivables in relation with Stock Option Exercise(1)	—	33.4	—
Others	37.4	61.9	219.2

Total Other Receivables, Net	262.4	283.6	461.3

(1)	In 2005, following the maturity of a stock option plan at mid December, the bank in charge of the operation has transferred the funds on January 10, 2006. To reflect the operation and adjust the share capital increase in the 2006 accounts, the counterpart has been booked in other current receivables.

Other current receivables are non-interest bearing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20 —	Cash and Cash Equivalents

Cash and Cash Equivalents	2006	2005	2004
	In millions of Euros

Cash at Bank and in Hands	611.6	740.0	409.7
Cash Equivalents	1,791.2	1,447.8	1,024.3

Total Cash and Cash Equivalents	2,402.8	2,187.8	1,434.0

Detailed Analysis of Cash and Cash Equivalents by Currency
Euro	784.8	1,053.8	793.0
U.S. Dollar	1,127.9	808.4	431.7
Pound Sterling	113.9	77.7	87.0
Japanese Yen	156.1	104.0	5.4
Canadian Dollar	49.4	19.9	10.6
Australian Dollar	45.5	32.3	28.6
Brazilian Real	37.4	6.6	12.4
Norwegian Crown	22.6	17.4	19.1
Others	65.2	67.7	46.2

Total Cash and Cash Equivalents	2,402.8	2,187.8	1,434.0

Cash Equivalents	2006	2005	2004
	In millions of Euros

Historical Cost	1,791.2	1,447.8	1,024.3
Valuation Allowance	—	—	—

Marketable Securities’ Market Value at Year-end	1,791.2	1,447.8	1,024.3

Detailed Analysis of Cash Equivalents
Mutual Funds	140.1	471.2	501.8
Certificates of Deposits	49.7	50.4	103.4
Fixed Term Deposits	1,591.9	912.3	352.2
Treasury Shares	—	—	—
Others	9.5	13.9	66.9

Total Marketable Securities	1,791.2	1,447.8	1,024.3

A large part of cash and marketable securities are booked or invested in Euros or U.S. Dollar. The Group frequently uses these currencies within the framework of its commercial relations. Cash and Cash Equivalents in other currencies correspond to deposits retained by subsidiaries located in countries where such currencies are the national currency in order to ensure their liquidity or to amounts received from customers prior to the payment of expenses in these same currencies, or the payment of dividends. As of December 31, 2006, the whole amount of short-term deposits has been presented in Cash equivalents instead of cash earlier. The nature of the short-term deposits leads us to classify them with marketable securities. To insure the comparability of the accounts, 2005 and 2004 short-term deposits have been reclassified accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 21 —	Shareholders’ Equity

A.	Parent Company’s Common Stock Breakdown and Changes

As of December 31, 2006, Technip common stock consisted of 106,117,174 outstanding authorized shares with a par value of €0.7625. The changes since December 31, 2003 can be analyzed as follows:

Common Stock:	Number of Shares
Nominal Value of €3.05 until May 13, 2005, then €0.7625	Outstanding	Common Stock
		(In millions of
		Euros)

Common Stock as of December 31, 2003	23,738,331	72.4
Capital Increase due to Employee Subscription(1)	331,780	1.0
Capital Increase due to Stock Option Exercised(2)	40,543	0.1

Common Stock as of December 31, 2004	24,110,654	73.5
Capital Increase due to Share Split four-for-one(3)	72,331,962	—
Capital Increase due to Stock Option Exercised(2)	2,465,664	1.9
Cancellation of Treasury Shares	(34,108)	—

Common Stock as of December 31, 2005	98,874,172	75.4
Capital Increase due to OCEANE Conversion	11,592,066	8.8
Capital Increase due to Stock Option Exercised(2)	1,220,345	0.9
Capital Decrease due to Cancellation of Treasury Shares	(4,246,674)	(3.2)
Cancellation of Treasury Shares	(1,322,735)	(1.0)

Common Stock as of December 31, 2006	106,117,174	80.9

(1)	Employee subscription: the shareholders authorized the terms of such capital increase at the Shareholders’ Meeting of July 11, 2003.

(2)	These increases result from the exercise of stock options granted to employees as described in Note 21 G. Executive Stock Option Plans.

(3)	On May 13, 2005, Technip’s ordinary shares were split four-for-one on the decision of the Combined Shareholders’ Meeting of April 29, 2005.

B.	Technip Shareholders as of December 31

	2006	2005	2004

Tradewinds NWQ	6.5%	—	—
Oppenheimer Funds Inc.	5.5%	5.9%	6.0%
Capital Research	4.8%	—	—
IFP	2.9%	3.2%	3.2%
Artisan	3.4%	—	—
Lehman Brothers International	—	4.7%	—
Employees	1.7%	2.0%	2.4%
Treasury shares(1)	1.3%	1.6%	1.4%
Others	73.9%	82.6%	87.0%

Total	100.0%	100.0%	100.0%

(1)	Including 1,336,664 treasury shares as of December 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.	Treasury Shares

The total value of treasury shares shown as a deduction from equity amounts to €58.1 million as of December 31, 2006, representing 1,336,664 shares, €52.4 million as of December 31, 2005, and €32.4 million as of December 31, 2004. Their nominal value amounts to 0.7625 Euro.

In 2006, 5,569,409 additional shares have been cancelled by a reduction in share capital for €249.5 million.

Treasury Shares	Number of Shares	Treasury Shares
		(In millions
		of Euros)

Treasury Shares as of December 31, 2003	140,953	(9.7)
Increase	430,584	(44.0)
Decrease due to Stock Options Exercised	(231,295)	21.3

Treasury Shares as of December 31, 2004	340,242	(32.4)
Increase due to Share Split four-for-one(1)	1,020,726	—
Cancellation of Treasury Shares	(34,108)	0.8
Increase	949,652	(41.8)
Decrease due to Stock Options Exercised	(695,964)	21.0

Treasury Shares as of December 31, 2005	1,580,548	(52.4)
Capital Decrease through Cancellation of Shares	(5,569,409)	249.5
Increase	8,130,987	(370.2)
Convertible Bond Conversion	(2,805,462)	115.0

Treasury Shares as of December 31, 2006	1,336,664	(58.1)

(1)	On May 13, 2005, Technip’s ordinary shares were split four-for-one.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

D.	Fair Value Reserves

	Convertible	Hedging	Stock
	Bond	Reserve	Options	Other	Total
	In millions of Euros

As of January 1, 2004	—	—	5.8	—	5.8
Convertible Bonds — Equity Component	—	—	—	—	—

Stock Options	—	—	5.8	—	5.8

As of January 1, 2005	—	—	11.6	—	11.6
IAS 32/39 — Net Gains/(Losses) on Cash Flow Hedges	—	(100.3)	—	—	(100.3)
Tax Effect of Net Gains/(Losses) on Cash Flow Hedges	—	24.0	—	—	24.0
Convertible Bonds — Equity Component	32.8	—	—	—	32.8
Others	—	—	5.4	—	5.4

As of December 31, 2005	32.8	(76.3)	17.0	—	(26.5)
IAS 32/39 — Net Gains/(Losses) on Cash Flow Hedges	—	116.7	—	—	116.7
Tax Effect of Net Gains/(Losses) on Cash Flow Hedges	—	(22.4)	—	—	(22.4)
Convertible Bonds — Equity Component	(25.6)	—	—	—	(25.6)
Cancellation of Shares Call related to OCEANE	7.4	—	—	—	7.4
Stock Options	—	—	2.5	—	2.5
Fair Value Changes on Available for Sale Investments Recognized Directly in Equity(1)	—	—	—	11.2	11.2
Tax Effect on Fair Value Changes on Available for Sale Investments	—	—	—	(3.9)	(3.9)
Others	—	—	—	2.5	2.5
As of December 31, 2006	14.6	18.0	19.5	9.8	61.9

(1)	Relates to GIFI shares. They are stated at fair value, the variation in fair value is booked in equity until the sale of the shares (see Note 15 — Available for Sale Financial Assets).

Convertible Bond OCEANE

In accordance with IAS 32/39 effective from January 1, 2005, convertible bonds are accounted for using the split accounting method by bifurcating the bond into a separate debt component and a shareholders’ equity component. They have been converted in shares in 2006 (see Note 23 — Convertible Bonds).

Hedging reserve

This hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

Stock-options

This item records the counterpart of the stock-option charge booked in the profit and loss every year.

Other

Here is recorded fair value changes on available-for-sale investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

E.	Distributable Retained Earnings

The distributable retained earnings of the parent company amount to approximately €331.0 million as of December 31, 2006.

F.	Statutory Legal Reserve

Under French Law, companies must allocate each year 5% of their consolidated statutory net profit to their legal reserve fund before dividends may be paid with respect to that year. Funds are allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve may only be distributed to shareholders upon liquidation of the Company. The statutory legal reserve was of €9.8 million as of December 31, 2006.

G.	Executive Stock Option Plans

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

The 2005 stock option plan (part 1) was authorized by the Shareholders’ Meeting held on April 29, 2005 and implemented by the Board of Directors on December 14, 2005. These options are valid up to six years from the date of grant.

The 2005 stock option plan (part 2) was authorized by the Shareholders’ Meeting held on April 29, 2005 and implemented by the Board of Directors on July 26, 2006. These options are valid up to six years from the date of grant.

After the merger of Technip and Coflexip SA, Technip has taken over the former stock option plans of Coflexip. Following are the granted stock option plans:

-	Stock option plan 9.2 was authorized by the Shareholders’ Meeting held on May 21, 1996 and implemented by the Board of Directors on March 24, 1997. These options are valid up to 10 years from the date of grant.

-	Stock option plan 9.3 was authorized by the Shareholders’ Meeting held on May 21, 1996 and implemented by the Board of Directors on May 18, 1998. These options are valid up to 10 years from the date of grant.

-	Stock option plan 10 was authorized by the Shareholders’ Meeting held on June 2, 1999 and implemented by the Board of Directors on December 14, 1999. These options are valid up to 10 years from the date of grant.

-	Stock option plan 11 was authorized by the Shareholders’ Meeting held on May 30, 2000 and implemented by the Board of Directors on March 20, 2001. These options are valid up to 10 years from the date of grant.

Following the share-split that occurred in May 2005, every option attributed earlier gave the right to buy four shares. On November 15, 2006, to simplify the calculation and unify the plans, the Board of Directors has fixed the parity of one stock-option in multiplying by four the number of options and in dividing simultaneously the exercise price by four. The earlier situation (four shares for one option) has been simplified from November 15, 2006. One option gives the right to buy one share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In doing so, the 2006 movements are shown in quantity (one option = four shares) until the end of December 2006. The net amount of stock-options has been recalculated following the Board of Directors’ decision.

		Plan 2002
	Plan 2000			Remaining Portion		Plan 2005
TECHNIP PLANS	2nd Part	Part A	Part B	of Part B	Part 1	Part 2
Number of Stock Options	(1)	(2)	(2)	(3)	(4)	(5)	Total

Options granted as of December 31, 1999	—	—	—	—	—	—	—
Options granted (purchase)	139,576	—	—	—	—		139,576
Options granted (subscription)	493,028	—	—	—	—		493,028

Options granted as of December 31, 2000	632,604	—	—	—	—		632,604
Options cancelled (subscription)	(3,200)	—	—	—	—		(3,200)

Options granted as of December 31, 2001	629,404	—	—	—	—		629,404
Options cancelled (subscription)	(13,950)	—	—	—	—		(13,950)
Options granted (subscription)	—	234,080	462,920	—	—		697,000

Options granted as of December 31, 2002	615,454	234,080	462,920	—	—		1,312,454
Options cancelled (subscription)	(27,200)	(22,090)	(4,400)	—	—		(53,690)
Options granted (subscription)	—	—	—	5,200	—		5,200

Options granted as of December 31, 2003	588,254	211,990	458,520	5,200	—		1,263,964
Options exercised (subscription)	—	—	(900)	—	—		(900)
Options cancelled (subscription)	(34,000)	(10,380)	(10,350)	—	—		(54,730)

Options granted as of December 31, 2004	554,254	201,610	447,270	5,200	—		1,208,334
Options granted (subscription)					965,213		965,213
Options exercised (subscription)	(234,274)	(69,840)	(186,070)				(490,184)
Options exercised (purchase)	(139,576)						(139,576)
Options cancelled (purchase)							—
Options cancelled (subscription)	(14,000)	(10,780)	(5,150)				(29,930)

Options granted as of December 31, 2005	166,404	120,990	256,050	5,200	965,213		1,513,857
Options granted (subscription)	—	—	—	—	—	965,213	965,213
Options exercised (subscription)	(73,283)	(55,971)	(109,739)	(1,300)	—	—	(240,292)
Options cancelled (subscription)	(900)	(3,740)	(4,900)	—	—	—	(9,540)
Options granted as of December 31, 2006	92,221	61,279	141,411	3,900	965,213	965,213	2,229,238

Options granted as of December 31, 2006 after Approval by the Board of Directors	368,885	245,117	565,645	15,600	965,213	965,213	3,125,673

Maturity Date	Dec. 14, 2008	Dec. 9, 2008	Dec. 9, 2008	May 21, 2009	Dec. 14, 2011	Jul. 26, 2012

(1)	Options exercisable after three years from 12.14.2000.

(2)	Options exercisable after three years from 12.09.2002.

(3)	Options exercisable after three years from 05.21.2003.

(4)	Options exercisable after four years from 12.14.2005 and when meeting certain targets.

(5)	Options exercisable after four years from 07.26.2006 and when meeting certain targets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

COFLEXIP PLANS
Number of Stock Options	Plan 9.2	Plan 9.3	Plan 10	Plan 11	Total

Options granted in	1997	1998	1999	2001
Purchase options granted	—	—	—	34,415	34,415
Subscription options granted	200,000	123,400	127,386	180,000	630,786
Options as of December 31, 2003 (cumulative figures)	38,687	97,750	91,384	178,415	406,236
Options exercised (subscription)	(10,833)	(8,050)	(20,760)	—	(39,643)
Options cancelled (subscription)	—	(1,900)	(1,334)	(1,000)	(4,234)

Options granted as of December 31, 2004	27,854	87,800	69,290	177,415	362,359

Options exercised (subscription)	(12,497)	(44,705)	(44,245)	(24,785)	(126,232)
Options exercised (purchase)				(34,415)	(34,415)
Options cancelled (subscription)		(2,000)		(16,915)	(18,915)

Options granted as of December 31, 2005	15,357	41,095	25,045	101,300	182,797
Options exercised (subscription)	(3,417)	(18,220)	(6,950)	(36,207)	(64,794)
Options exercised (purchase)					—
Options cancelled (subscription)		(2,000)			(2,000)

Options granted as of December 31, 2006	11,940	20,875	18,095	65,093	116,003

Options granted as of December 31, 2006 after Approval of Board of Directors	47,760	83,500	72,380	260,372	464,012

IFRS 2 applies to stock option plans implemented after November 7, 2002 and whose rights are not acquired as of January 1, 2005. Are therefore only impacted as of December 31, 2006: the subscription plan of 2002 (part A, B and remaining portion of part B), as well as the plan of 2005 “Part 1 and Part 2”. Consequently, the Group has recorded a charge of €2.5 million in 2006 and €5.4 million as of December 31, 2005 (€5.8 million in 2004).

So as to evaluate these plans, and considering the lack of relevant historical information, the Group has used the six common general assumptions to all options valuation models (exercise price, useful life and share price at the grant date, expected volatility of share price, estimated dividends and risk-free interest rate for the option life).

Regarding the assessment of volatility, the historical measures performed on the stock price show great discrepancies according to the periods and the maturities chosen. In order to achieve a reliable measure of the future volatility, Technip has decided to use the approach of comparing measures of historical volatility over periods of one year, two years, three years and five years on one hand and the implicit share volatility on the other hand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table illustrates the assumptions made for the charge computation. The method used by the Group is the Cox Ross Rubinstein (binomial type).

		Plan 2002*			Plan 2005
				Remaining Portion
TECHNIP PLANS		Part A	Part B	of Part B	Part 1	Part 2
				In Euro

Share Price at the Grant Date		18.14	18.14	18.63	48.87	43.01
Exercise Price		17.99	17.99	18.50	48.19	42.48
Dividend Yield		2.6%	2.6%	2.7%	2.0%	2.0%
Turnover Rate		2.0%	2.0%	2.0%	5.0%	5.0%
Volatility		45.5%	45.5%	46.2%	28.0%	31.0%
Annual Risk Free Interest Rate	6 months	2.9%	2.9%	2.3%	2.6%	3.3%
	1 year	2.9%	2.9%	2.2%	2.8%	3.5%
	3 years	3.3%	3.3%	2.4%	2.9%	3.7%
	5 years	3.6%	3.6%	3.0%	3.1%	3.8%
	10 years	4.5%	4.5%	3.8%	3.3%	4.0%
Maturity Dates		Dec. 9, 2008	Dec. 9, 2008	May 21, 2009	Dec. 14, 2011	Jul. 26, 2012

* The share prices and exercise prices of the 2002 plan have been divided by four to reflect the decision of the Board of Directors taken on November 15, 2006.

Note 22 —	Financial Debts

A.	Analysis by Maturity

	2006	2005	2004
	In millions of Euros

Non-Current
Convertible Bonds OCEANE	—	650.1	670.9
Bond Loan(1)	650.0	650.0	650.0
Bank Borrowings and Credit Lines(2)	21.8	0.2	82.4
Refundable Advances (Non-Current)	4.9	5.0	5.4
Others	—	—	—

	676.7	1,305.3	1,408.7
Current(3)
Commercial Paper	150.0	150.0	150.0
Bank Overdrafts	15.9	39.2	15.8
Accrued Interest Payable	19.0	24.2	24.7
Refundable Advances (Current)	1.0	1.0	1.5
Capital Lease(4)	—	—	—

	185.9	214.4	192.0
Total Financial Debts	862.6	1,519.7	1,600.7

(1)	On May 26, 2004, Technip issued a bond loan for an initial amount of €650 million. The redemption date is set on May 26, 2011. The coupon payable on May 26 of each year amounts to 4.625% per year of the bond nominal value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	These bank credits represent principally drawings or subsidized loans granted to one of the Brazilian subsidiaries in pre-financing exports and re-financing investments.

(3)	The current financial debt of €185.9 million mainly comprises the following:

-	Commercial papers for €150.0 million (terms from one to three months);

-	Bank overdrafts and other short-term bank facilities for €9.2 million;

-	Short-term part of subsidized loans used by the Brazilian subsidiary (see (2)) for €6.7 million;

-	Accrued interests on convertible bonds, bond loan and several bank borrowings for €18.1 million; and

-	Short-term part of refundable advances (term less than one year) for €1.0 million.

B.	Comparison of Carrying Amount and Fair Value of Non-Current Financial Debts

In the following table, the carrying amount of the bond loan included €18.1 million interest expense classified in current debt.

	Carrying
	amounts	Fair value
	2006	2006
	In millions of Euros

Non-Current
Convertible Bonds OCEANE	—	—
Bond Loan	668.1	673.4
Bank Borrowings and Credit Lines	22.7	22.7
Refundable Advances (Non-Current)	4.9	4.9

	695.7	701.0

C.	Analysis by Type of Interest Rate

(After possible hedging of interest rates)

	2006	2005	2004
	In millions of Euros

Fixed Rates	674.1	1,330.5	1,441.3
Floating Rates	188.5	189.2	159.4

Total Financial Debts	862.6	1,519.7	1,600.7

As of December 31, 2005, the fixed-rate debt mainly included two bond loans. Convertible bonds have been converted in shares or redeemed for cash in advance in March 2006 (the maturity date was January 2007).

As of December 31, 2006, the fixed-rate debt mainly comprises bond loans.

Over the year 2006, the average rate of the fixed-rate debt stands at 5.02% against 5.27% per year in 2005.

Over the same period, the average rate of the overall Group debt (fixed and floating rate) stands at 4.92% per year to be compared with 5.18% in 2005.

The average rate of debt is calculated by dividing the amount of financial costs for the fiscal year (to the exclusion of bank fees not expressly related to the debt) by the average outstanding debt for the fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

D.	Analysis by Currency

	2006	2005	2004
	In millions of Euros

Euro	824.4	1,481.0	1,503.0
U.S. Dollar	0.2	0.2	80.4
Pound Sterling	—	—	—
Brazilian Real	29.2	34.7	—

Others	8.8	3.8	17.3

Total Financial Debts	862.6	1,519.7	1,600.7

E.	Schedule of Financial Debts

								2012 and
	2005	2006	2007	2008	2009	2010	2011	beyond	Total
	In millions of Euros

As of December 31, 2006
Fixed Rates			19.2	0.6	0.4	0.3	650.4	3.2	674.1
Floating Rates			166.7	20.0	0.8	0.8	0.2	—	188.5

			185.9	20.6	1.2	1.1	650.6	3.2	862.6
As of December 31, 2005
Fixed Rates		25.2	650.6	0.6	0.4	0.3	650.4	3.0	1,330.5
Floating Rates		189.2	—	—	—	—	—	—	189.2

		214.4	650.6	0.6	0.4	0.3	650.4	3.0	1,519.7
As of December 31, 2004
Fixed Rates	32.6	3.0	671.3	0.6	80.3	—	650.4	3.1	1,441.3
Floating Rates	159.4	—	—	—	—	—	—	—	159.4

	192.0	3.0	671.3	0.6	80.3	—	650.4	3.1	1,600.7

As of December 2006 and 2005, no interest rate swap has been subscribed. As of December 2004, a swap of U.S.$109.0 million was meant to fix the rate on the use of the bank credit line with a maturity of 2009. On December 26, 2005 when reimbursing the credit facility amended with the bank consortium, Technip has sold this interest rate swap in advance.

F.	Debt Guaranteed by Suretyship or Security with regard to Immovable Property

	2006			2005			2004
		Without			Without			Without
	Guarantee	Guarantee	Total	Guarantee	Guarantee	Total	Guarantee	Guarantee	Total
				In millions of Euros
Current
Commercial Paper	—	150.0	150.0	—	150.0	150.0	—	150.0	150.0
Bank Overdrafts, Current Facilities and Others	—	28.2	28.2	—	40.2	40.2	—	15.8	15.8
Short-Term Part of Long-Term Debts	0.6	7.1	7.7	—	24.2	24.2	1.5	24.7	26.2

Current Financial Debt	0.6	185.3	185.9	—	214.4	214.4	1.5	190.5	192.0
Non-Current Financial Debt	2.5	674.2	676.7	—	1,305.3	1,305.3	—	1,408.7	1,408.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23 —	Convertible Bonds

At the end of January 2002, Technip issued a bond loan with option for conversion into new shares and/or exchange for existing shares (OCEANE offer) for an initial amount of €793.5 million. The redemption date was set on January 1, 2007 for bonds not converted into shares before this date.

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

Following the four-for-one share split on May 13, 2005, the same grant rate has been applied to convertible bonds, that is one bond for four Technip ordinary shares.

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

As of January 31, 2006, 21,600 bonds representing 86,400 shares were presented for conversion on Bondholders’ request.

On the Board of Directors’ decision on February 22, 2006, the Group announced its decision to call its convertible bonds for early redemption on March 23, 2006 based on a price of €187.06 per bond. The accruals of interest have ceased as from this date. Bondholders had the ability to exercise their option to receive four Technip shares for each convertible bond until March 14, 2006.

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

In accordance with laws and usual practices in each country, Technip contributes to retirement or post-retirement benefit schemes.

The Group has assessed its obligations in employee benefit pension plans and other long-term benefits such as jubilees, post-retirement medical and special termination benefits according to IAS 19. The plan assets are recorded at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Benefit obligations are as follows:

Germany

Following plans are proposed in Germany:

-	Two pension plans offer a pension payable from people who have reached the age of 65 years old

•	A differed benefit plan

•	An early retirement plan (OAPT)

-	A jubilee plan provides a lump-sum payment from one to three months of salary when employees have reached 25, 40 and 45 years of service.

Brazil

A jubilee plan provides a lump-sum payment from half a month of salary after 10, 15, 20 and 30 years of service. The plan provides also to pay for a short journey to Paris after 20 and 30 years of service.

United Arab Emirates

A cost retirement benefit provides a capital payment according to the years of service in the company: 21 days of salary by year of service until five years and one month of salary beyond.

France

Following plans are proposed in France:

-	A pension plan which offers a capital payment based on the years of service and salary at retirement date.

-	A post-retirement medical benefit.

-	A jubilee plan which provides a lump-sum payment after 20, 30, 35 and 40 years of service (minimum of years spent in Technip required).

-	An additional defined contribution pension plan has been set up from January 1, 2005 dedicated to a precise and same level class of top managers. A 6% contribution on gross salary for these people is paid by the Company. This contribution respects the limits required by the Law.

Italy

Following plans are offered in Italy:

-	A pension plan which offers a capital payment based on the years of service and amount of pay.

-	An early retirement plan which provides a capital payment. This plan has been closed at December 31, 2005.

Norway

A pension plan offers a guarantee income from 67 years old on (70% of final gross salary maximum, social security included).

Netherlands

The company has a defined benefit pension plan.

United Kingdom

A pension plan offers a capital payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assessments have been coordinated by an independent actuarial office to allow a secured and homogeneous pension and post-retirement benefits calculation.

A.	Net Benefit Expense Recognized in the Income Statement

	Pension and
	Other Post-
	Employment Benefit Plans
	2006	2005	2004
	In millions of Euros

Current Service Cost	12.2	8.6	8.1
Financial Cost of Benefit Obligation	7.7	7.7	8.1
Expected Return on Plan Assets	(3.8)	(3.8)	(3.5)
Net Actuarial (Gain)/Loss Recognized	(0.5)	1.5	0.3
Past Service Cost	(0.2)	(0.2)	(0.1)
Special Events (Curtailment)	(3.8)	(2.2)	—

Net Benefit Expense as Recorded in the Income Statement	11.6	11.6	12.9

This schedule shows the defined benefit pension expenses; defined contribution expenses amount to €14.7 million in 2006, €6.4 million in 2005 and €5.5 million in 2004.

B.	Benefit Asset/Liability Recognized in the Balance Sheet

	Pension and
	Other Post-
	Employment Benefit Plans
	2006	2005	2004
	In millions of Euros

Defined Benefit Obligation	(191.2)	(194.6)	(177.3)
Fair Value of Plan Assets	81.8	77.4	68.8

	(109.4)	(117.2)	(108.5)
Unrecognized Actuarial (Gains)/Losses	(4.0)	5.5	(0.6)
Unrecognized Past Service Costs	(2.4)	(2.5)	(2.8)

Asset/(Liability) as recorded in the Balance Sheet	(115.8)	(114.2)	(111.9)

The Defined benefit obligation includes funded plan assets for €91.6 million and unfunded plan assets for €99.6 million.

Changes in benefit asset/(liability) of pension plans and other post-employment benefits are presented hereafter:

	Pension and
	Other Post-
	Employment Benefit Plans
	2006	2005	2004
	In millions of Euros

Net Opening Benefit Asset/(Liability)	(114.2)	(111.9)	(109.5)
Exchange Differences on Foreign Plans	(0.1)	(0.2)	0.1
Expenses Charged in the Income Statement	(11.6)	(11.6)	(12.9)
Contributions Paid	10.1	9.3	10.4
Dispositions of Subsidiaries/Changes in Scope of Consolidation	—	0.2	—

Net Closing Benefit Asset/(Liability)	(115.8)	(114.2)	(111.9)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movement on DBO (Defined Benefit Obligation) between January 1, 2004 and December 31, 2006 is as follows:

	2006	2005	2004
	In millions of Euros

Defined Benefit Obligation as of January 1,	194.6	177.3	171.1
Current Service Cost	12.2	8.6	8.1
Contributions by Employee	0.3	0.3	0.2
Financial Cost on Benefit Obligation	7.7	7.7	8.1
Benefits Paid	(7.7)	(9.0)	(10.6)
Actuarial Gains/(Losses)	(12.3)	11.3	0.4
Curtailment	(3.8)	(2.7)	0.0
Exchange Difference	0.2	1.1	0.0

Defined Benefit Obligation as of December 31,	191.2	194.6	177.3

Changes in fair value of plan assets are as follows:

	Pension Plans
	2006	2005	2004
	In millions of Euros

Opening Fair Value of Plan Assets	77.4	68.8	59.3
Expected Return	3.8	3.8	3.5
Contributions by Employer	4.4	3.1	7.8
Contributions by Employee	0.3	0.3	—
Benefits Paid	(2.0)	(2.8)	(5.9)
Actuarial Gains/(Losses)	(2.3)	3.6	1.9
Acquisitions and Dispositions of Subsidiaries/Changes in Scope of Consolidation	—	—	2.2
Exchange Differences on Foreign Plans	0.2	0.6	—

Closing Fair Value of Plan Assets	81.8	77.4	68.8

All actuarial gains and losses generated on plan assets are linked to experience gains and losses.

Hereafter are detailed the main categories of pension plans by country in percentage of their total fair value:

In %	Bonds	Shares	Real Estate	Cash	Total

Norway	63%	17%	16%	4%	100%
Netherlands	75%	25%	—	—	100%
Great Britain	9%	80%	3%	8%	100%

Since France and Germany have invested in general funds, this breakdown cannot be shown. Similarly, the net expected return on assets amounts circa 4.50%.

The expected return on assets is the weighted average of the expected returns. Expected return on assets is the following:

In %	Bonds	Shares	Real Estate	Cash

Norway	4.50%	7.28%	7.28%	4.50%
Netherlands	4.50%	6.98%	6.98%	4.50%
Great Britain	5.00%	7.20%	7.20%	5.00%

2007 forecasted revenues for defined-benefit plans amount to €5.6 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.	Actuarial Assumptions

The main assumptions made to define the benefit amounts related to pension plans are detailed in the following table:

	2006		2005		2004
	Euroland	Others	Euroland	Others	Euroland	Others
Discount Rate	4.5%	4.5% to 10.0%	4.0%	4.5% to 10%	4.5%	5.0% to 10.0%
Expected Return on Plan Assets	4.5% to 5.1%	5.4% to 6.8%	4.0% to 4.45%	5.0% to 7.0%	5.1%	5.1%
Future Salary Increase (above Inflation Rate)	1.0% to 1.5%	1.0% to 1.25%	1.0% to 1.5%	1.0% to 1.25%	1.5%	1.5% to 3.25%
Healthcare Cost Increase	3.0%	N/A	3.0%	N/A	3.0%	N/A
Inflation Rate	2.0%	2.0% to 4.0%	2.0%	2.7% to 5.0%	2.0%	2.75% to 4.0%

The effect of one percentage point increase and one percentage point decrease in the assumed health care cost trend rates is not material because it leads to book an amount of €0.1 million in plus or minus.

Note 25 —	Provisions

The principles used for the assessment of accrued liabilities, as well as their specific natures, are described in Note 1 C. (l) Provisions.

Changes in provisions over the year 2006 can be analyzed as follows:

	As of			Unused	Foreign		As of
	January 1,		Used	Provision	Exchange		December 31,
	2006	Increase	Provisions	Reversals	Adjustments	Others (**)	2006
	In millions of Euros

Non-Current
Employee Benefits(*)	102.0	24.2	(8.4)	(8.7)	(0.3)	0.2	109.0
Tax	0.7	—	(0.7)	—	—	—	—
Litigation	3.0	—	—	—	—	—	3.0
Reinsurance(1)	—	1.4	—	—	—	8.3	9.7
Other Provisions (Non-Current)	0.6	1.3	(1.1)	(0.1)	—	1.7	2.4

	106.3	26.9	(10.2)	(8.8)	(0.3)	10.2	124.1
Current
Employee Benefits(*)	10.7	1.1	(3.3)	(1.7)	—	—	6.8
Contingencies related to Contracts	75.6	14.5	(18.3)	(10.1)	(3.0)	(24.6)	34.1
Restructuring	3.4	0.1	(1.9)	(0.2)	(0.3)	—	1.1
Tax	9.2	0.7	(2.5)	(0.1)	(0.2)	(0.2)	6.9
Litigation	2.5	3.5	(1.8)	(0.1)	—	—	4.1
Reinsurance(1)	9.5	2.9	—	—	(0.2)	(8.3)	3.9
Other Provisions (Current)	22.5	6.8	(9.3)	(1.8)	(1.0)	(0.3)	16.9

	133.4	29.6	(37.1)	(14.0)	(4.7)	(33.4)	73.8

Total Provisions	239.7	56.5	(47.3)	(22.8)	(5.0)	(23.2)	197.9

(*)	See Note 24 — Pensions and other Post-Employment Benefit Plans.

(**)	Mainly including reclassifications of current / non-current items from January 1, 2006 to December 31, 2006.

(1)	“Reinsurance” provisions have been recorded at the level of the Group’s insurance captive (Engineering RE AG) as per IFRS 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects the maturity of provisions as of December 31, 2006:

	As of
	December 31,							2012 and
	2006	2007	2008	2009	2010	2011	2012	beyond
	In millions of Euros

Non-Current
Employee Benefits	109.0	3.5	4.5	5.5	5.5	6.0	8.1	75.9
Tax	—	—	—	—	—	—	—	—
Litigation	3.0	—	—	—	3.0	—	—	—
Reinsurance	9.7	—	—	—	—	—	—	9.7
Other Provisions (Non-Current)	2.4	0.6	1.1	0.4	0.3	—	—	—

	124.1	4.1	5.6	5.9	8.8	6.0	8.1	85.6
Current
Employee Benefits	6.8	6.8	—	—	—	—	—	—
Contingencies related to Contracts	34.1	22.1	4.3	0.6	0.1	—	7.0	—
Restructuring	1.1	0.5	0.6	—	—	—	—	—
Tax	6.9	6.7	—	0.2	—	—	—	—
Litigation	4.1	4.1	—	—	—	—	—	—
Reinsurance	3.9	3.9	—	—	—	—	—	—
Other Provisions (Current)	16.9	8.8	6.6	0.6	—	0.4	—	0.5

	73.8	52.9	11.5	1.4	0.1	0.4	7.0	0.5

Total Provisions	197.9	57.0	17.1	7.3	8.9	6.4	15.1	86.1

As mentioned in the Group accounting principles, the criteria of asset/liability classification as “Current” in the balance sheet rely either on the term of the contracts’ operating cycle, or on the maturity of liability of less than one year. Therefore, current provisions on contingencies related to contracts may have maturities greater than one year because of the contracts’ operating cycle.

Note 26 —	Trade Payables

Trade payables are non-interest bearing. Their maturities are linked to the operating cycle of contracts. Trade payables amount to €1.658 billion in 2006, €978.1 million in 2005.

	2006	2005	2004
	In millions of Euros

Trade Payables	1,658.3	978.1	852.5

Total Trade Payables	1,658.3	978.1	852.5

The increase in trade payables comes from the increase of the activity, in particular of the percentage of completion of contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 27 —	Other Current Payables

	2006	2005	2004
	In millions of Euros

Payroll Costs	137.4	129.1	109.6
Social Security Charges	36.0	29.5	29.4
Other Tax Payables	22.7	26.9	51.5
Deferred Income	14.9	70.8	31.6
Ongoing Project Accruals(1)	121.1	227.1	194.2
Rent to Be Paid(2)	19.6	22.9	22.0
Dividends to Be Paid	—	2.2	1.1
Current Accounts on Ongoing Contracts	55.1	59.8	22.9
Subsidies	6.2	6.4	13.6
Others	69.0	123.8	280.2

Total Other Current Payables	482.0	698.5	756.1

Payable on Fixed Assets	18.9	8.6	15.6

Total Other Non-Current Payables	18.9	8.6	15.6

Total Other Payables	500.9	707.1	771.7

(1)	See Note 1 C. (b) Accounting principles-construction contracts: when the contract is completed, accrued liabilities may be recorded to cover pending expenses until the signature of the completion certificate by the client.

(2)	Technip has entered into a 12-year lease for its head office at La Défense (Paris, France) effective March 1, 2003. Under the terms of the lease, Technip was entitled to take advantage of the first year of occupancy at no charge. In accordance with IAS 17, an annual rental expense for the entire 12-year lease duration has been determined on the basis of a total lease value. This has led the Group to record a rental charge corresponding to the first year of occupancy versus a debt in its opening balance sheet as of January 1, 2004.

Payable of fixed assets have been reclassified to non-current liabilities. To ensure the comparison between 2005 and 2004, corresponding amounts have been also reclassified.

Maturities are less than one year, except for items connected to ongoing contracts that are part of the contracts’ operating cycle.

Note 28 —	Derivatives

In accordance with Note 1 C. (c) Foreign Currency Transactions and Financial Instruments, financial instruments are valued and disclosed at their fair value in the balance sheet.

	2006		2005
	Assets	Liabilities	Assets	Liabilities
	In millions of Euros

Derivatives
Forward Foreign Exchange Contracts at Fair Value	14.5	5.3	3.5	77.1

Swap Points at Fair Value	15.0

Net Value	24.2		—	73.6

These hedging instruments are detailed per nature in Note 33 B. Currency Risk.

Technip has applied the IAS 32 and 39 from January 1, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 29 —	Payroll and Payroll Staff

Technip has a workforce of about 22,000 people, in about 50 countries, including an average of 5,100 external staff integrated in operating teams. The payroll increased in 2006 compared to 2005. The Group strengthens its team to face the growth of the activity.

The payroll expense recorded (excepting stock options and contracted people) amounts to €945.5 million in 2006 and €884.5 million in 2005.

Note 30 —	Related Party Disclosure

A.	Transactions with Related Parties

	2006	2005	2004

Entities with Significant Influence over the Group
% of Technip Ordinary Shares
Tradewinds NWQ	6.5%	—	—
Oppenheimer Funds Inc.	5.5%	5.9%	6.0%
Capital Research	4.8%	—	—
Artisan	3.4%	—	—
Institut Français du Pétrole	2.9%	3.2%	3.2%

Technip signed an agreement of research cooperation on offshore deepwaters with IFP (Institut Français du Pétrole). Related royalties amounted to €3.20 million in 2006, €3.04 million in 2005 and €2.88 million in 2004. These royalties are calculated at fair concurrence conditions.

B.	Salary and Benefits of the Chief Executive Officer

The compensation of the Chairman of Technip, Daniel Valot, is decided by the Company’s Board of Directors based on a proposal from the Nominating and Compensation Committee.

Mr. Daniel Valot’s total gross compensation paid by the French and foreign affiliates of Technip amounted to 645,000 Euros in 2006. The gross amount of variable compensation paid in 2006 but linked to 2005 results was 479,590 Euros. The variable portion of the salary is based on the previous year fixed salary. It is calculated at 50% on the Group performance based on the following criteria: income from operations, backlog, earnings per share, gearing and ROCE. The remaining 50% is based on the individual performance linked to general Group objectives. The 2006 variable portion which will be paid to Mr. Valot in 2007 amounts 619,200 Euros. Mr. Valot has a company car which represents a fringe benefit of 3,871 Euros per year. Mr. Valot does not receive any Director’s fee as member of the Board of Directors in any company affiliate.

There is no specific pension scheme for the Chairman. He has like other directors of Technip a complementary defined contribution pension plan. It is calculated as follows: 6% of the annual compensation capped to eight times the upper limit of salary deductions for social security contributions.

When Mr. Valot was appointed, he concluded a non-compete clause without any territorial limit for three years after his departure. This obligation will cease when he reaches 65. This obligation is compensated by a fee equal to 60% of his last three years of gross compensation.

The annual gross compensation given to the Board member of Technip Group is shown hereunder:

2006			2005			2004
Basic	Variable	Total	Basic	Variable	Total	Basic	Variable	Total
645,000	479,590	1,124,590	609,000	464,000	1,073,000	580,000	379,420	959,420

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.	Salary and Benefits of the Main Group Managers

The compensation paid in 2006 to the main Group managers (members of the Group’s Executive Committee and the CEOs of the main engineering centers, a total of 14 people) by French and foreign group entities amounts to €5.47 million. The variable portion represents 29% of the total amount.

The 2006 complementary defined contribution pension plan expense amounts to less than €200,000.

Stock-option charges linked to these 14 people amount to €1.1 million in 2006.

Note 31 —	Joint Ventures

The following amounts represent Technip’s accumulated shares of the assets, liabilities, income and expenses relative to all joint ventures of the Group. These amounts are included in Technip’s balance sheet and income statement:

	2006	2005	2004
	In millions of Euros

Assets
Non-Current Assets	6.4	2.1	0.7
Current Assets	1,798.7	1,080.2	336.7

	1,805.1	1,082.3	337.4
Liabilities
Non-Current Liabilities	3.3	3.2	8.5
Current Liabilities	1,679.7	1,058.3	357.3

	1,683.0	1,061.5	365.8
Net Assets	122.1	20.8	(28.4)

Income	1,671.2	666.2	628.3
Expenses	1,556.4	(640.1)	(624.5)

Net Income after Tax	114.8	26.1	3.8

	2006	2005
	In millions of Euros

Net cash flows from:
Operating Activities	585.3	556.0
Investing Activities	(2.9)	(0.8)
Financing Activities	(0.7)	(0.1)

Total	581.7	555.1

The list of entities structured in joint ventures is of affiliates consolidated under the proportional method excepting the following companies: Technip South Africa, ProTek Germany, Technip India, Tipiel, Deep Oil Technology Inc. and Spars International Inc.

Current assets mainly include Cash and Cash Equivalents. Current liabilities include trade payables and advances received from construction contracts.

Note 32 —	Off-Balance Sheet Commitments and Contingencies

The off-balance sheet commitments are presented below. The commitments concerning financial debts are presented in Note 22 — Financial Debts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Total as of
	December 31,	Scheduled Payments Sorted out per Period
	2006	Less than 1 year	1 to 5 years	More than 5 years
	In millions of Euros

Contractual Commitments
Operating leases	371.0	63.4	177.8	129.8
Foreign Exchange Rate Financial Instruments	1,771.2	1,576.3	194.9	—

	2,142.2	1,639.7	372.7	129.8

	Total as of
	December 31,	Amounts of Commitments per Period
	2006	Less than 1 year	1 to 5 years	More than 5 years
	In millions of Euros

Other Commitments
Parent Company Guarantees	25,766.7	5,844.3	19,041.2	881.2
Other Commitments Given	2,904.4	1,131.7	1,757.8	14.9

Total Commitments Given	28,671.1	6,976.0	20,799.0	896.1
Total Commitments Received	945.8	457.4	467.2	21.2

A.	Capital Leases and Operating Leases

The Group rents various equipment, vessels and buildings, mainly under lease contracts that will end during the next 10 years. It is likely that the Group will have to renew or to replace them.

At the end of December 2006, the rental expense amounted to €80.4 million (including rental expenses with respect to vessels in an amount of €32.2 million) against €59.6 million in 2005 (including rental expense on vessels for €14.6 million).

As of December 31, 2006, the Group’s commitments related to operating leases break down as follows:

Operating Leases
In millions of Euros

As of December 31,
2007	63.4
2008	56.7
2009	47.8
2010	38.0
2011	35.3
2012 and beyond	129.8

Total Current Net Value of Capital and Operating Leases	371.0

In 2003, Technip entered into a new lease contract related to a new office building located in Paris-La Défense, which is the Group’s new headquarters. This lease relates to the period from March 1, 2003 to February 27, 2015. As of December 31, 2006, the lease amounts to €27.2 million after taking into account the changes in the construction index and the restatements connected to the application of IAS 17. The lease payment remains constant per period of 36 months except for changes in the construction index.

In 2006, English subsidiaries have signed a new lease contract for the vessel Geoholm in the third quarter and a new contract for an office building.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B.	Bank and Commercial Guarantees

Commitments given and received are summarized hereafter:

	2006	2005	2004
	In millions of Euros

Parent Company Guarantees	25,766.7	23,234.9	13,789.9
Other Commitments Given	2,904.4	2,817.0	1,418.6

Total Commitments Given	28,671.1	26,051.9	15,208.5
Total Commitments Received	945.8	675.1	539.4

Parent company guarantees given by Technip SA or its affiliates to clients cover the due and proper performance of the specified construction contracts for which the average expiration period until the release of the commitment guarantees is about five years. The amounts disclosed in the parent company guarantees, which stand at €25.767 billion, also include the contract part allocated to the Group’s partners in joint venture and are not reduced according to the projects’ percentage of completion. They are not subtracted from the amount of parent company guarantees received from Technip’s partners within these joint ventures, whereas Technip issues parent company guarantees in their favor.

The parent company guarantees issued by Technip for contracts outside of a joint-venture framework amount to €9.595 billion as of December 31, 2006.

The following table illustrates the breakdown of these €16.171 billion of parent company guarantees issued by Technip within joint ventures’ contracts, according to the Group’s percentage of ownership in these joint ventures, as of December 31, 2006.

Allocation as per % of Technip’s Ownership in Joint Ventures
		Greater than	Greater than	Greater than
	Less or equal	25% and less or	40% and less or	75% and less
TOTAL	to 25%	equal to 40%	equal to 75%	than 100%
In millions of Euros

16,171.3	2,490.3	12,236.8	1,444.2	—

Other commitments given mainly relate to guarantees or counter-guarantees given by banks and insurance companies to various customers in connection with ongoing contracts, in order to secure due and proper performance of the contracts or following the payment of retention guarantees and advance billings.

Commitments received relate mainly to similar guarantees obtained from suppliers or subcontractors in connection with ongoing contracts.

C.	Contingencies: Exceptional Events and Litigation

The Company is subject to various legal proceedings and claims arising in the normal course of its business. In the management opinion, the probable outcomes of these actions will not materially affect and have not materially affected in a recent past the consolidated financial position, results of operations, or the net assets of the Company and its subsidiaries.

Provisions related to any litigation are recorded, when necessary, under the “Contingencies related to Contracts” line item, disclosed in Note 25 — Provisions or in the costs of ongoing contracts.

The main current litigation consists in the following:

ITP Litigation

On December 21, 2001, a French company, Interpipe SA (ITP), filed a complaint with the Tribunal de Commerce (Commercial Court) of Versailles against Coflexip, Coflexip Stena Offshore Ltd. and Coflexip Stena Offshore International (respectively renamed Technip France, Technip UK Ltd. and Technip Offshore

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

International) seeking damages based on alleged breaches of several confidentiality agreements. On May 16, 2006, the Tribunal de Commerce de Paris rendered a ruling in favor of ITP, which is non-enforceable pending appeal. On June 28, 2006, Technip filed an appeal. The appeal is currently in progress and a decision will not be rendered before the end of 2007.

This company has also brought an action before the courts of Scotland and in the U.S. for infringement of a patent related to “pipe in pipe” technologies. Because the patent of this company has been declared invalid by the EPO (European Patent Office) in February 2004 the Court of Appeal in Edinburgh cancelled the decision at first instance considering that the EPO decision should be effective in the British territory. So, the Scottish proceeding is now closed. The proceeding in Alabama is pending.

Technip believes, on the basis of known elements, that these allegations are unfounded and that its potential exposure is not material.

Pending Investigation

Technip is a shareholder of 25% of TSKJ, a joint-venture company, which is carrying out the construction of a natural gas liquefaction complex in Nigeria for Nigeria LNG Limited (NLNG), which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total) and Agip International B.V. (an affiliate of ENI SpA). The companies KBR (formerly a subsidiary of the American group, Halliburton Company), Snamprogetti Netherlands BV (a subsidiary of the Italian Group, ENI), JGC Corporation (Japan) and Technip each hold 25% of the capital of TSKJ.

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

Halliburton Company also reported that this formal investigation was relating to payments made by TSKJ under several agency agreements and that the SEC has issued a subpoena to the former Chairman of KBR, to certain current and former KBR employees and to at least one subcontractor of KBR.

During the summer of 2004, Technip was asked by the SEC to voluntarily provide information related to the implementation of this GNL complex. In October 2005, Technip was provided with a copy of an order of investigation relating to this matter originally issued by the SEC on May 25, 2004. Technip is fully cooperating with the SEC and the DoJ and has engaged a U.S. independent law firm to conduct an internal investigation of Technip’s possible involvement in this matter. Technip has instructed this law firm to supply the SEC with the information collected in the internal investigation.

Upon the recommendation of this independent U.S. law firm, Technip voluntarily launched a new campaign in September 2006 to use a broader basis for the document search, including an in-depth electronic search supervised by a U.S. consultant specialized in information technology.

D.	Contingent liabilities

The law of May 4, 2004 provides French company employees with the right to receive individual training of at least 20 hours per year that can be accumulated over six years. At the end of the sixth year, the rights will be capped to 120 hours even if the hours have not been spent by the employee. According to the notice 2004-F of October 13, 2004 from the Emergency Committee of the National Council of Accounting (Conseil National de la Comptabilité) on the DIF (Droit individuel à la formation: individual Training Right), accounting expenses are a charge of the year and do not require the recognition of a liability. They constitute the remuneration of a service rendered in the past and not a future one. The Group has maintained the French accounting treatment under IFRS since the debt is uncertain. The employee could ask to use this right but it is not an obligation; he may never ask for it.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In some specific cases, these expenses could not be considered as a future service: for example, when an employee has resigned and asks to use his training rights during his notice period.

In 2005, no resigning employee asked for this right; in 2006, three employees did.

No employee has a conflict with the Group on the subject.

Accumulated individual staff training unused rights amounted to 150,000 hours at December 31, 2006.

In addition, the lifelong professional training agreement of the main French subsidiary offers training opportunities in five different topics: technical skills, office application IT, management and communication, quality and HSE and languages; these trainings are open to everybody. Technip spends around 3.5% of its payroll on training costs, that is 2% more than the 1.6% required by the law).

Every year 80% of the employees follows at least one training session.

Note 33 —	Market Related Exposure and Financial Instruments

A.	Liquidity Risk

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

C - In May 2004, Technip took advantage of favorable market conditions to issue a bond loan for an amount of €650 million (see Note 22 — Financial Debts). It extended the average maturity of its debt.

D - As of December 31, 2006, the Group has various non-used financing sources that allow it to finance its needs:

1/ An authorized €850 million credit facility, which was signed in 2004 and amended in 2005 and 2006 by Technip (single redemption date: June 20, 2011). This credit line is not guaranteed by security with regard to immovable property granted on the Group’s assets. This credit line comes with the usual commitments from Technip and the affiliates entitled to borrow, excluding all financial ratios.

The amendment signed in June 2005 mainly related to the credit maturity extension to June 2010 and to the decrease in financial conditions. The amendment signed in 2006 extends the credit maturity to June 2011.

2/ Two credit facilities granted to Technip, for an amount of €125 million each, usable in Euros or in U.S. Dollars. These expiry dates are respectively May 26, 2011 and June 27, 2011. They have the same commitments as the credit above described.

3/ Various unused credit facilities amounting to €33.4 million.

The credit agreements with respect to these various financing arrangements do not include an early payment clause in case of deterioration of the borrower’s rating. These credit agreements include a variable interest rate clause in case they are used.

As of December 31, 2006, the amount of credit facilities confirmed and available is €1.133 billion of which €1.102 billion are available beyond December 31, 2007. The outstanding commercial papers for the Group issued at

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the same date amount to €150 million for terms of one to three months within the scope of the program declared to the “Banque de France” for a maximum amount of €600 million.

E - The amounts due for the long-term debt with respect to 2007 and 2008 stand at €47.3 million, including €19.0 million of accrued interest on long-term debts in 2007 and €7.7 million as principal amount in 2007 and €20.6 million as principal amount in 2008.

B.	Currency Risk

As indicated in Note 1 C. (c) Foreign Currency Transactions and Financial Instruments, Technip uses financial instruments to manage its exposure to currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided up between several counterparties who are selected after due analysis.

The primary hedging instruments used to manage Technip’s exposure to currency risks are as follows:

	2006				2005	2004
	Maturity
	2008
	and beyond	2007	Fair Value	Nominal Value	Nominal Value	Nominal Value
	In millions of Euros

Hedging Instruments
Buy Foreign Currency, Sell National Currency (Forwards and Swaps)	55.4	177.9	3.8	233.3	139.4	233.9
Sell Foreign Currency, Buy National Currency (Forwards, Swaps and Options)	113.8	1,031.5	5.9	1,145.3	1,553.0	710.2
Buy/Sell Foreign Currencies	25.7	366.9	(0.5)	392.6	661.4	343.0

	194.9	1,576.3	9.2	1,771.2	2,353.8	1,287.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.	Interest Rate Risk

The table hereafter presents the maturity of the financial assets and the financial debts of Technip as at December 31, 2006. The schedule of maturity corresponds to the date of the revision of the interest rates. It does not show the amount of interest rate swaps carried out for the debt anymore, the last swap being early closed on December 26, 2005.

	Call Money Rate
	within 1 year and
	Floating Rate	1 to 5 years	Over 5 years	Total
	In millions of Euros

Fixed Rate
Convertible Bonds (including Accrued Interest Payable)		—	—	—
Bond Loan (including Accrued Interest Payable)	18.1	650.0	—	668.1
Bank Borrowings and Credit Lines (including Accrued Interest Payable)	0.1	—	—	0.1
Refundable Advances	1.0	1.7	3.2	5.9

	19.2	651.7	3.2	674.1
Floating Rate
Cash and Cash Equivalents	(2,402.8)	—	—	(2,402.8)
Bank Credits	150.0	—	—	150.0
Commercial Papers	7.5	21.8	—	29.3
Bank Overdrafts	9.2	—	—	9.2

	(2,236.1)	21.8	—	(2,214.3)

Total	(2,216.9)	673.5	3.2	(1,540.2)

Analysis of the sensitivity of the situation to the change in interest rates:

Inasmuch as the net indebtedness before and after management within one year and floating rate is negative, Technip is not exposed to interest rate risk on its debt in terms of financial charges.

The Group treasury is invested in short-term securities so as to ensure its liquidity. Financial gains are subject to changes in currency exchange rates.

Thus, a 1% (100 bp.) rate rise would represent a €25.1 million reduction in the fair value of the debt as of December 31, 2006 at fixed rate; a 1% (100 bp.) rate decrease would represent a €26.3 million increase in the fair value of the fixed rate debt as of December 31, 2006.

A 1% (100 bp.) increase of interest rates would represent a €22 million additional profit to the floating rate debt and an equivalent shortfall in case of a 1% (100 bp.) decrease in interest rates.

Method of monitoring the interest rate risk:

Technip regularly analyzes its exposure to interest rate risk. This activity is the responsibility of the Treasury Department and the Deputy Financial Director in charge of the financing and the treasury of the Group, who, in turn, reports to Finances and Control Chief Executive Officer. The Treasury Department at head office consists of 13 people.

Interest rate hedging transactions and methods of hedging are described below.

The Group does not use financial instruments for speculative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, Technip has not entered into any interest rate swaps. The outstanding fixed-rate debt — whose residual maturity is greater than one year — amounts to €654.9 million, mainly including the outstanding amount of €650 million related to bond borrowings.

D.	Credit Risk

A significant portion of the Group’s activity is concentrated with a limited number of clients since the worldwide market is dominated by a small number of major oil and gas companies. Consequently, the Group regularly performs credit risk analyses before entering into contracts and has set up procedures for monitoring payments made by customers.

Over the year 2006 and to date, the Group has not observed significant payment defaults by its clients.

E.	Capital Market Risk

The Group has not made any investment in shares on capital market, or in market securities composed of company stocks.

Sensitivity to variations of Technip stock price

Technip owns 1,336,664 treasury shares. A 10% decrease in Technip stock price as of December 31, 2006 (stock price: €52.00) would lead to a provision of €0.3 million in Technip consolidated statement of income.

Note 34 —	Subsequent Events

Share buy-backs

Since the conversion of the convertible bonds in March 2006, Technip has been implementing a share buy-back program: Technip has purchased 1,729,994 shares for a total amount of €86.2 million (commissions excluded) in 2007 to complement the 6,830,987 shares bought in 2006 for €303.8 million (commissions excluded).

Assets Held For Sale

Technip sold on February 2, 2007 all of the capital of Perry Slingsby Systems Inc. and Perry Slingsby Systems Ltd., two companies which manufacture subsea ROV (Remote Operated Vehicles) and other subsea equipment located in Jupiter (Florida, USA) and Kirkbymoorsyde (United Kingdom) for a total amount of $78 million.

Note 35 —	Main Consolidated Companies and Equity Associates

Consolidated affiliates close their accounts as of December 31, excepting the following entities: Technip KT India, Technip India, and Nargan with a closing date on March 31 and Technip South Africa on June 30. These previous subsidiaries perform a complete and audited closing on December 31.

The following tables summarize the main consolidated companies included in the consolidation scope of Technip as of December 31, 2006, their location and their percentage of control:

		December 31, 2006
Fully Consolidated Companies	Country	% Control

Technip	France	100%
Technip France	France	100%
Technip Eurocash	France	100%
Technip Italy	Italy	100%
TPL -Tecnologie Progetti Lavori SpA	Italy	100%
TPG U.K. Limited	United Kingdom	100%
Technip TPS	France	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2006
Fully Consolidated Companies	Country	% Control

Technip Iberia	Spain	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%
Abay Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip International AG	Switzerland	100%
TTIL SNC (MIDOR)	France	100%
Technip KT India	India	100%
Technip Upstream Management Inc./Technip Upstream Houston Inc.	U.S.A.	100%
Technip USA, Inc.	U.S.A.	100%
Technip Benelux BV	Netherlands	100%
Technip Holding Benelux BV	Netherlands	100%
Technip Germany	Germany	100%
Technip Seiffert	Germany	100%
Technip Singapore	Singapore	100%
Technip Middle East	United Arab Emirates	100%
Technip Brasil	Brazil	100%
Citex	France	100%
Eurobatch	France	100%
SNPE Ingénierie Défense	France	100%
Seal Engineering	France	100%
Cofri	France	100%
Clecel	France	100%
Technipnet SA	France	100%
Technipnet BV	Netherlands	100%
Technip Nouvelle-Calédonie	France	100%
Engineering Re	Switzerland	100%
Technip Bolivar	Venezuela	100%
Technip Oil & Gas BV	Netherlands	100%
Technip Engineering Consultant (Shanghai)	China	100%
Technipetrol Hellas SA	Greece	99%
PT Technip Indonesia	Indonesia	90%
Technip Biopharm	U.S.A.	85%
Technip CIS	Russia	70%
Technip Tianchen	China	60%
TPG(M)	Malaysia	44.10%
Technip Angola	Angola	60%
Technip Saudi Arabia	Saudi Arabia	40%
Technip Offshore International	France	100%
Flexi France	France	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2006
Fully Consolidated Companies	Country	% Control

Middle East Projects International (Technip MEPI)	France	100%
Technip Marine	France	100%
Angoflex	France	100%
Coflexip Developpement	France	100%
Technip Offshore NV	Netherlands	100%
Technip Offshore Contracting BV	Netherlands	100%
Technip Offshore Holdings Limited	United Kingdom	100%
Technip U.K. Limited	United Kingdom	100%
Technip Ships One Ltd.	United Kingdom	100%
Technip Ships Three Ltd.	United Kingdom	100%
Technip-Coflexip U.K. Holdings Ltd.	United Kingdom	100%
Coflexip U.K., Ltd.	United Kingdom	100%
Perry Slingsby Systems Ltd.	United Kingdom	100%
DUCO Ltd.	United Kingdom	100%
Genesis Oil and Gas Consultants Ltd.	United Kingdom	100%
Spoolbase UK Ltd.	United Kingdom	100%
Technip Norge AS	Norway	100%
Technip-Coflexip Norge AS	Norway	100%
Coflexip Stena Offshore AS	Norway	100%
Technip USA Holdings Inc.	U.S.A.	100%
R.J. Brown Deepwater Inc.	U.S.A.	100%
DUCO Inc.	U.S.A.	100%
Coflexip Maritime Inc.	U.S.A.	100%
Technip Offshore Moorings Inc.	U.S.A.	100%
Genesis Oil and Gas Consultants Inc.	U.S.A.	100%
Perry Slingsby Systems Inc.	U.S.A.	100%
Aransas Partners	U.S.A.	100%
Technip Canada Limited	Canada	100%
Stena Offshore Jersey Ltd.	Jersey, Channel Islands	100%
Coflexip Stena Offshore Mauritius Ltd.	Mauritius	100%
Technip Offshore Nigeria Ltd.	Nigeria	100%
Angoflex Limitada	Angola	70%
Technip Maritime Overseas Ltd.	Bahamas	100%
Flexservice NV	The Netherlands Antilles	100%
Sunflex Offshore NV	The Netherlands Antilles	100%
Brasflex Overseas Inc.	British Virgin Islands	100%
TPVI Ltd.	Virgin Islands, U.S.A.	100%
Sea Oil Marine Services Inc.	Cayman Islands, British West-Indies	100%
Flexibras Tubos Flexiveis Ltda	Brazil	100%
Technip Oceania Pty Ltd.	Australia	100%
Technip CSO Australia Pty Ltd.	Australia	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2006
Fully Consolidated Companies	Country	% Control

Technip CSO Oceania Pty Ltd.	Australia	100%
Technip CSO Oil and Gas Pty Ltd.	Australia	100%
Genesis Oil and Gas Consultants Pty Ltd.	Australia	100%
South East Asia Marine Engineering & Construction Ltd.	India	78.20%
Technip Offshore Finland OY	Finland	100%
TOF Engineering OY	Finland	100%
Coflexip Singapore Pte Ltd.	Singapore	100%
Technip Polska	Poland	100%

		December 31, 2006
Consolidated Companies Under Proportional Method	Country	% Control

TSS Dalia SNC	France	55%
Technip South Africa (Pty) Ltd.	South Africa	51%
Bechtel Technip Goro LLC	U.S.A.	50%
CTME FZCO	United Arab Emirates	50%
SPF-TKP Omifpro SNC/SP-TKP Fertilizer	France/Italy	50%
ProTek Germany GmbH	Germany	50%
Technip India	India	50%
UCI FZC	United Arab Emirates	50%
Dalia Floater Angola	France	55%
Tipiel	Colombia	44.10%
Technip Zachry Saipem LNG LP	U.S.A.	43%
Consorcio Contrina SNC	France/Venezuela	34.40%
Saibos Akogep SNC	France	30%
TSKJ/TSKJ II/LNG (Madecos)	Portugal	25%
FSTP Pte Ltd.	Singapore	25%
FSTP Brasil Ltda	Brazil	25%
Yemgas FZCO	United Arab Emirates	33.33%
Yemen Coordination Services	France	33.33%
CTEP FZCO	United Arab Emirates	40%
Deep Oil Technology Inc	U.S.A.	50%
Spars International Inc	U.S.A.	50%
Technip Subsea 7 Asia Pacific BV	Netherlands	55%
Technip Subsea 7 Asia Pacific Pte Ltd.	Singapore	55%
Technip Subsea 7 Asia Pacific Pty Ltd.	Australia	55%
Technip Subsea 7 Asia Pacific UK Ltd.	United Kingdom	55%

		December 31, 2006
Consolidated Companies Under Equity Method	Country	% Control

Technip KTI SpA	Italy	25%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 36 —	Summary of Differences between Accounting Principles Followed by Technip and U.S. GAAP

As described in Note 1, the Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. For Technip, there are no differences between IFRS as adopted by the European Union and IFRS published by the International Accounting Standards Board.

Until 2004, Technip had prepared its financial statements in accordance with accounting principles generally accepted in France (“French GAAP”). French GAAP is not comparable to information prepared in accordance with IFRS. IFRS differ in certain significant respects from U.S. GAAP. Explanations of the differences are set forth in Note 37.

Some differences have not arisen due to differences in accounting principles between IFRS and U.S. GAAP, but as a result of transitional arrangements provided by IFRS 1, “First time adoption of International Financial Reporting”.

Differences which have a material effect on the Group’s net result and equity are as follows:

A.	Contract Bid Costs

Under IFRS, costs directly attributable to obtaining future turnkey engineering/construction contracts (“contract bid costs”), are capitalized in the balance sheet under the “Construction Contracts — Due from Clients” line item (see Note 17) when it is probable that future economic benefits associated with the costs will flow to Technip and the costs can be reliably measured. The costs incurred for bids that are not probable of success are expensed immediately.

Under U.S. GAAP, all bid costs have been expensed as incurred.

B.	Foreign Currency Translation / Derivative Instruments

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

C.	OCEANE Convertible Bonds

As per IAS 32 “Financial Instruments — Disclosure and Presentation” (“IAS 32”) and IAS 39 “Financial Instruments — Recognition and Measurement,” (“IAS 39”), the Group’s OCEANE convertible bonds are deemed to be compound financial instruments that require bifurcation into a liability component and an equity component since they give the holder the option to convert the bonds into a fixed number of ordinary shares. In accordance with IAS 32, the value of the liability component is recognized as the fair value of a similar bond that does not have a conversion feature. The liability component is accounted for at amortized cost. The value assigned to the equity component is determined at the date of issuance of the bonds as the difference between the fair value of bonds as a whole and the fair value of the liability component. The value assigned to the conversion feature (equity component) at the date of issuance is not revised during subsequent periods.

Under IFRS, bond issuance costs and redemption premium on convertible bonds are allocated between the liability and the equity components of the convertible debt.

Under U.S. GAAP, in accordance with Accounting Principles Board (“APB”) Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the difference between the present value of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

bonds payable and the face amount is treated as a discount or premium and is amortized as interest expense using the effective interest method.

Transaction-related expenses are capitalized as debt issuance costs and are amortized to expense using the effective interest method over the term of the bonds.

D.	Pension Obligations

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

Under U.S. GAAP before 2006, a minimum pension liability is required to be recognized when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of accrued or prepaid pension cost as calculated by actuarial methods. The additional minimum liability is offset by an intangible asset up to the amount of any unrecognized prior service cost, and the excess is recorded in comprehensive income, net of income taxes.

In 2006, with the adoption of FAS 158, the minimum liability adjustment is not required anymore.

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

E.	Stock-Based Compensation

Under IFRS, the Group applies the fair value method of accounting for its stock-based compensation plans, using the Cox Ross Rubinstein binomial model, for all share based awards granted after November 7, 2002 for which the awards were not vested at January 1, 2005. This is due to the fact that the Group, as permitted by IFRS 1, has opted to exclude all stock options granted before November 7, 2002 and fully vested before January 1, 2005 from the application of IFRS 2, and as such, these options are accounted for by the Group using a provision of French GAAP that allows no recognition of compensation expense.

Under U.S. GAAP until 2006, the Group applies APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” which defines conditions to classify such plans as compensatory or non-compensatory until 2006. If a plan is deemed to be compensatory, APB 25 requires that compensation arising from such plan be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the fair value at the grant date and the employee exercise price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation expense for compensatory stock-based plans is recognized over the vesting period. Disclosures in accordance with APB 25, SFAS 123, and SFAS 148 are presented in Note 37 E. Under U.S. GAAP, no restriction on the grant date or the vesting period applies.

From 2006, the Group applies FAS 123R; consequently, there is no more discrepancy between US GAAP and IFRS calculation on stock based compensation for the Group. Stock base compensation charges are accounted at fair value. Two transition methods could be applied, the prospective one or the retrospective one. The Group has decided to follow the prospective one which allows us to cut the differences between US GAAP expenses and IFRS expenses.

F.	Employee Stock Purchase Plan

Under IFRS, the newly issued shares in connection with the 2004 employee subscription to capital program are accounted for on the basis of the share prices awarded to employees. The discount is therefore directly recorded in shareholders’ equity.

Under U.S. GAAP, the newly issued shares are accounted for on the basis of market share prices. The difference with the price awarded to employees, which represents the discount, is expensed.

G.	Coflexip Gain on Disposition of Cal Dive Securities

After acquiring the interest in Coflexip, the Company was unable to perform a complete valuation of the assets and liabilities acquired. Accordingly, the Company could not precisely identify the difference between the cost of its investment in Coflexip and the net assets acquired, and therefore elected under French GAAP to amortize this difference over a 20-year period based on an overall analysis of goodwill components at the date of acquisition. The Company recognized the subsequent gain reported by Coflexip on the sale of Cal Dive securities as a separate non-operating line.

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

H.	Goodwill Amortization

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

Under IFRS and U.S. GAAP, goodwill is tested annually for impairment during the fourth quarter and whenever impairment indicators exist. No goodwill impairment has been recognized under IFRS or U.S. GAAP for the years ended December 31, 2006, 2005 and 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The detail of goodwill presented under IFRS by business segment is as follows:

	As of December 31,
	2006	2005	2004

OFFSHORE SURF	1,931.1	1,948.1	1,948.1
OFFSHORE FACILITIES	304.6	304.6	322.9
KTI/MDEU	115.6	115.6	115.6
OTHERS	8.6	8.6	8.3

TOTAL	2,359.9	2,376.9	2,394.9

I.	Acquisition of Minority Interests of Coflexip in 2003

Technip acquired Coflexip in two steps by exchanging cash and Technip shares in 2001 and 2003. Under French GAAP, the acquisition of Coflexip in 2003 was considered a continuation of the acquisition in 2001 and the value assigned to the Technip shares exchanged in 2003 was based on Technip’s share price in 2001.

Under U.S. GAAP, the acquisition of Coflexip was determined to be two-step acquisitions and the share price in 2003 was determined based upon the market value of the Technip shares at the consummation of the Technip/Coflexip merger in July 2003.

As the Group elected not to restate business combinations prior to January 1, 2004, the net carrying amount of goodwill differs from that under U.S. GAAP.

J.	Dry-Docking

In accordance with IAS 16 “Property, Plant and Equipment”, dry-docking expenses are capitalized as a distinct component of the main related asset and are amortized over a period defined as the length of time between two dry-docking inspections, ranging from 3 to 5 years.

Prior to January 1, 2005, Technip used the “Accrue in Advance” method to account for such costs in accordance with U.S. GAAP. Under this method, the estimated cost of the initial overhaul is accrued to the overhaul. At that time, the actual cost of the overhaul is charged to the accrual, with any deficiency or excess charged or credited to expense. The cost of the next overhaul is then estimated and accrued to that overhaul, at which time the process is repeated.

From January 1, 2005, Technip has elected to apply the “Built-in Overhaul” method. The Group prefers this method to the “Accrue in Advance” previous approach for the following reasons:

•	The FASB recently added a project on its agenda to eliminate the Accrue-in-Advance method of accounting regarding planned major maintenance.

•	The “Built-in Overhaul” method for major overhaul expenses is prevailing in the industry in which Technip operates.

As per APB 20 “Accounting Changes”, the cumulative effect on the net amount of retained earnings at the beginning of the period in which the change is made is recorded in net income of the period of the change for €16.3 million in 2005.

In 2006, this difference does not exist anymore; nevertheless the paragraph remains because 2005 and 2004 equity have been impacted.

K.	Territoriality Contingencies

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

Under U.S. GAAP, these provisions were not recorded, as they did not meet all of the criteria of SFAS 5 “Accounting for Contingencies”. The release of the provision was then reversed under U.S. GAAP.

In 2006, this difference does not exist anymore; nevertheless the paragraph remains because 2005 and 2004 equity have been impacted.

L.	Capitalization of Interests

Under IFRS (IAS 23), borrowing costs could be capitalized and included in the cost of assets. Under IFRS, the Group has elected not to apply the provisions of IAS 23.

Under U.S. GAAP, the capitalization of interests is required pursuant to SFAS 34.

The capitalization of such costs is not material for U.S. GAAP purposes and accordingly we did not provide a reconciling item.

M.	Presentation of Consolidated Financial Statements

The classification of certain items in and the format of the Company’s Consolidated Financial Statements vary to some extent from U.S. GAAP.

Balance Sheet

•	Deferred Tax Assets and Liabilities

In accordance with IFRS, deferred tax assets and liabilities are considered as non-current items in the balance sheet.

In order to disclose the detail of deferred tax assets and liabilities per nature of temporary differences, it has been necessary to split up deferred tax assets and liabilities by subsidiary (every subsidiary shows in its balance sheet a net amount of deferred tax liabilities/assets). Thus, under IFRS, the net deferred tax liability as of December 31, 2006 breaks down in a deferred tax asset of €111.3 million and a deferred tax liability of €142.4 million, as recorded in the balance sheet. Similarly, in 2005, the net deferred tax liability breaks down in a deferred tax asset of €90.0 million and a deferred tax liability of €100.4 million, as recorded in the balance sheet.

Under U.S. GAAP, deferred tax assets and liabilities are to be classified as current and non-current following the classification of the related asset or liability for financial reporting. When the deferred tax asset or liability is not related to an asset or a liability for financial reporting, the classification is based on the expected reversal date of the temporary difference.

The split between current and non current tax assets and liabilities under US GAAP is shown hereunder:

	2006	2005
	In millions of Euros

Deferred tax assets and liabilities
Current	73.1	77.1
Non Current	109.1	103.9
Deferred tax assets	182.2	181.0

Current	63.1	31.8
Non Current	150.2	160.9

Deferred tax liabilities	213.3	192.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under IFRS (IAS 12), deferred tax assets are recognized on a net position without showing a gross amount less depreciation. If the Group thinks that it cannot use the deferred tax assets in the future, it does not need to recognize them and depreciate them after, but he should not recognize any deferred tax assets. Under US GAAP (FAS 109), the Group should recognize any deferred tax assets and then book a valuation allowance if it is not highly probable that he will be able to use them.

The breakdown between gross amount and depreciation is shown hereunder:

	2006	2005
	In millions of Euros

Deferred tax assets
Gross Amount	250.7	254.1
Depreciation	(68.5)	(73.1)

Amount under IFRS	182.2	181.0

•	Foreign Currency Translation Reserves

In accordance with SFAS 52 “Foreign Currency Translation” and IAS 21 “The Effects of Changes in Foreign Exchange Rates), exchange differences are not recycled from equity to income until the sale or substantially complete liquidation of the investment.

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

In millions
of Euros

2007	9.5
2008	10.6
2009	11.4
2010	11.3
2011	9.3

Estimated Aggregate Amortization Expense for the five succeeding years	52.1

Income Statement

•	Revenue and Gross Margin Recognition

Revenues

Under U.S. GAAP, paragraph 54 of SOP 81-1 states that the major factors that must be considered in determining total estimated revenue for U.S. GAAP purposes include the basic contract price, contract options, change orders, claims, and contract provisions for penalties and incentive payments, including award fees and performance incentives. All those factors and other special contract provisions must be evaluated throughout the life of a contract in estimating total contract revenue to recognize revenues in the periods in which they are earned under the percentage-of-completion method of accounting. This definition differs from IFRS (see Note 1 “Revenues”)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

However this difference has not resulted in any difference between revenues recognized under IFRS and U.S. GAAP in any of the periods presented.

Gross Margin

Under French GAAP, for long-term lump-sum turnkey projects, awarded prior to July 1, 2001, the recognition of the gross margin for a given contract started when the percentage-of-completion ratio reached 25%.

Under U.S. GAAP (SOP 81-1, paragraph 25), for long-term lump-sum turnkey projects, gross margin for each contract is recognized when the projected gross margin can be estimated more precisely. This analysis is performed on a contract-by-contract basis, but historically, this occurs when the percentage-of-completion ratio is approximately 25%. For the years presented, this difference is not material.

For long-term lump-sum turnkey projects started after July 1, 2001, French GAAP and U.S. GAAP accounting is the same.

•	Financial Result from Ongoing Contracts

Under IFRS, as described in Note 1, the interest income from the cash position related to construction contracts is recorded together with the revenues. Only interest income and expenses not related to construction contracts are separately disclosed in the consolidated statement of income under the “Financial Income” and “Financial expenses” line items.

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

We have identified the following variable interest entities:

•	In 2003, the Group formed a joint venture in which we held a 45% equity interest and accounted for the investment using the proportional method. In 2004, Technip acquired an additional 10% of the joint venture which is considered as a variable interest entity under FIN 46, and we have determined that we are the primary beneficiaries of the entity. It was consolidated under U.S. GAAP at 100% which resulted in an increase in our revenues of €88.5 million in 2004, €45.2 million in 2005 and €45.0 million in 2006.

•	In 2003, the Group formed two joint ventures in which we held respectively 65% and 50% equity interest and accounted for the investment using the proportional method. These joint ventures are considered variable interest entities under FIN 46, and we have determined that we are the primary beneficiaries of these entities. They are consolidated under U.S. GAAP at 100% which resulted in an increase in our revenues of €38.2 million in 2004, €64.9 million in 2005 and €13.7 million in 2006.

Note 37 —	Reconciliation to U.S. GAAP

Both items “Net Income” and “Shareholders’ equity” are disclosed hereafter before minority interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A.	Net Income

	Years ended December 31,
	2006	2005	2004
	In millions of Euros

Net Income as reported in the Consolidated Income Statements	200.1	93.3	111.8
Contract Bid Costs	(0.6)	(15.7)	17.4
Foreign Currency Transactions/Derivative Instruments	19.4	(14.1)	5.0
OCEANE Convertible bonds	8.1	16.6	—
Pension Obligations	(2.5)	(3.4)	(2.2)
Stock Based Compensation	—	5.3	5.7
Employee Stock Purchase Plan	—	—	(9.2)
Dry-Docking	—	16.3	(4.1)
Territoriality Contingencies	—	—	(35.4)
Other	(3.5)	(0.7)	5.9

Total U.S. GAAP Adjustments before Tax	221.0	97.6	94.9
Tax Effects of the above Adjustments	3.2	(3.9)	(11.6)

Net Income in accordance with U.S. GAAP	224.2	93.7	83.3

B.	Shareholders’ Equity

	As of December 31,
	2006	2005	2004
	In millions of Euros

Shareholders’ Equity as reported in the Consolidated Balance Sheets	2,401.3	1,953.7	1,851.6
Contract Bid Costs	(15.7)	(15.1)	0.6
Foreign Currency Transactions/Derivative Instruments	—	—	(24.7)
OCEANE Convertible bonds	—	(16.2)	—
Pension Obligations	10.1	35.7	39.1
Minimum Liability Adjustments	—	(5.1)	(7.2)
Stock-Based Compensation	0.2	0.2	0.2
Coflexip Gain on Disposition of Cal Dive Securities	(26.6)	(26.6)	(26.6)
Goodwill Amortization	249.2	252.0	252.0
Acquisition of Minority Interests of Coflexip in 2003	(25.0)	(25.0)	(25.0)
Dry-Docking	—	—	(16.3)
Other	1.1	1.8	1.5

Total U.S. GAAP Adjustments before Tax	2,594.6	2,155.4	2,045.2
Tax Effects of the above Adjustments	(7.2)	(8.1)	7.6

Shareholders’ Equity in accordance with U.S. GAAP	2,587.4	2,147.3	2,052.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.	Revenues

	Years ended December 31,
	2006	2005	2004
	In millions of Euros

Revenues in accordance with IFRS	6,926.5	5,376.1	5,140.9
Contract Bid Costs	(0.6)	(15.7)	8.7
Foreign Currency Transactions	—	—	(77.1)
Financial Result from Ongoing Contracts	(78.7)	(31.4)	(9.9)
Consolidation of Variable Interest Entities	58.7	110.1	126.7
Discontinued Operations	(72.3)	(69.6)	(135.6)

Revenues in accordance with U.S. GAAP	6,833.6	5369.5	5,053.7

D.	Operating Income

	Years ended December 31,
	2006	2005	2004
	In millions of Euros

Operating Income in accordance with IFRS	360.1	231.0	233.6
Contract Bid Costs	(0.6)	(15.7)	17.4
Pension Obligations	(2.5)	(3.4)	(2.2)
Employee Subscription to Capital	—	—	(9.2)
Stock Based Compensation	—	5.3	5.7
Consolidation of Variable Interest Entities	4.9	(3.2)	(0.2)
Employee Benefits — Financial Result	(3.6)	(5.4)	(4.9)
Dry-Docking	—	16.3	—
Discontinued Operations	(45.2)	6.2	3.5
Other	(0.7)	(0.7)	5.0

Operating Income in accordance with U.S. GAAP	312.4	230.4	248.7

Note 38 —	Additional information

A.	Comprehensive Income

Under IFRS, in accordance with IAS 1, the Group has presented the Consolidated Statements of Changes in Shareholders’ Equity as a statement including all changes to Equity.

Under U.S. GAAP, SFAS 130 “Other Comprehensive Income” defines comprehensive income as the changes in the equity of a business enterprise from transactions and other events and circumstances from non-owner sources.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table represents the Group’s comprehensive income based on the amounts disclosed in the IFRS financial statements.

Net income in 2006, 2005 and 2004 are disclosed hereafter without minority interests:

	Years ended December 31,
	2006	2005	2004
	In millions of Euros

Net Income under IFRS	200.1	93.3	111.8
Other Comprehensive Income, Net of Tax:
Fair Value Adjustment on available for sale financial assets	7.3
Foreign Currency Transactions / Derivative Instruments	94.3	(117.5)	—
Cumulative translation adjustment	(24.3)	38.8	(34.3)

Other Comprehensive Income	77.3	(78.7)	(34.3)

Comprehensive Income under IFRS	273.4	14.6	77.5
Statement of Accumulated Other Comprehensive Income
Accumulated Other Comprehensive Income beginning of year	(71.8)	(34.3)	—
Fair Value Adjustment on available for sale financial assets	7.3
Foreign currency transactions / Derivative instruments	94.3	(76.3)	—
Cumulative translation adjustment	(24.2)	38.8	(34.3)

Accumulated Other Comprehensive Income end of year	5.6	(71.8)	(34.3)

B.	Earnings per Share

Earnings per share, according to U.S. GAAP, giving effect to the adjustments would be as follows:

	Years ended December 31,
	2006	2005	2004
	In millions of Euros

U.S. GAAP
Income from Continuing Operations	196.0	94.2	85.9
Discontinued Operations	28.2	(11.1)	(2.6)
Cumulative Effect of Change in Accounting Principles	—	10.6	—

	224.2	93.7	83.3

	In Euros
Basic Earnings per Share(1):
Income from Continuing Operations	1.86	0.98	0.91
Discontinued Operations	0.27	(0.12)	(0.03)
Cumulative Effect of Change in Accounting Principles		0.11	—

Net income	2.13	0.98	0.88

	In Euros
Diluted Earnings per Share(1):
Income from Continuing Operations	1.84	0.97	0.90
Discontinued Operations	0.27	(0.11)	(0.03)
Cumulative Effect of Change in Accounting Principles		0.11	—

Net income	2.11	0.96	0.87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of basic and diluted numbers of shares used for the determination of earnings per share under U.S. GAAP:

	December 31,
	2006	2005	2004
	In thousands

Weighted Average Basic Number of Shares under U.S. GAAP	105,471	95,687	94,620
OCEANE Bonds(2)		—	—
Stock Options	811	1,530	1,336

Diluted Shares under U.S. GAAP	106,282	97,217	95,956

(1)	On May 13, 2005, the Company decided a one-for-four stock split. All share and per share data under U.S. GAAP on the Form 20-F for periods prior to and including that date have been retroactively adjusted to reflect this stock split.

(2)	The effect of the OCEANE bonds is anti-dilutive. As a result, they have not been included in the diluted EPS calculation. If the OCEANE bonds were dilutive, the denominator would have increased by 14,405,644 and 14,876,444 (after adjustment following share-split) at December 31, 2005 and 2004, respectively.

C.	Stock Based Compensation

Stock Option Plans:

Technip adopted several fixed stock option plans that are settled with its own shares. Options are granted to employees without any discount from the market value of the shares at the grant date.

For plans adopted prior to January 1, 1998, options that are exercised are settled through the issuance of new shares. The options vest over a two and half year period and are valid up to five years from the date of grant. For plans adopted after January 1, 1998, options that are exercised are settled with Technip treasury shares. These options vest over a three-year period and are valid up to five years from the date of grant.

On December 14, 2000, the Company decided to change the exercise and the vesting period of the 1998 and 1999 plans. The new exercise period and the new vesting period are, respectively, five years and three years. A new measurement date was determined as of December 14, 2000.

Since December 14, 2000 up to 2005, all the options granted by Technip vest over three years, with a maturity of six years. From 2005, the options granted by Technip vest over four years, with a maturity of six years.

A compensation expense has been recorded under IFRS only for plans granted after November 7, 2002 and not vested before January 1, 2005. Under U.S. GAAP, the compensation cost recorded by the Company is, respectively, €0.1 million, €0.1 million and €0.1 million for the years ended December 31, 2006, 2005 and 2004.

As there are no more differences between IFRS and U.S. GAAP, the hypotheses are disclosed in Note 21 G —  Stock options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth information with respect to the status of outstanding options granted under Technip’s stock option plans for the years ended December 31, 2006, 2005 and 2004.

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	Shares	price	Shares	price	Shares	price

Outstanding at the Beginning of the Year	3,159,789	31.0	1,208,334	104.7	1,521,884	103.6
Outstanding after share-split			4,833,336	26.2
Options Granted	965,213	42.5	965,213	48.2	—	0.0
Options Exercised	(961,169)	23.4	(2,519,040)	28.6	(232,195)	96.1
Options Forfeited	(38,160)	19.7	(119,720)	26.3	(81,355)	109.8

Outstanding at the End of the Year	3,125,673	37.0	3,159,789	31.0	1,208,334	104.7

Exercisable at the End of the Year	1,195,247	23.5	2,173,776	31.0	554,254	104.7

Information about the 3,125,673 stock options outstanding at December 31, 2006 is summarized as follows:

	Options Outstanding
		Number of	Weighted
		outstanding	average	Number
		options at	remaining	exercisable at
	Exercise	December 31,	contractual	December 31,
	prices	2006	life	2006
	In Euros		In years

Plan 1999/2001 Second Layer	35.81	368,885	2.0	368,885
Plan 2002	17.98	810,762	1.9	810,762
Plan 2003	18.50	15,600	2.4	15,600
Plan 2005 Part 1	48.18	965,213	5.0	—
Plan 2005 Part 2	42.48	965,213	5.5	—

Total		3,125,673	4.0	1,195,247

The intrinsic value on exercised options amounted to €29.1 million. The intrinsic value of outstanding and exercisable options at the end of December 31, 2006 amounted to €34.1 million. The intrinsic value of outstanding options at the end of December 31, 2006 amounted to €47.0 million euros.

The total charges to be booked until the end of the stock-option plan amounts to €10.7 million, which is an average of €3.2 million each year.

The main assumptions used to estimate the fair value of awards under share based payments arrangements are the following:

•	Expected volatility: approximately 30%.

•	Expected dividends per share: 2%.

•	Risk free rate: 3.69%.

The average fair value per option on the new plan “Plan 2005 Part 2” granted at July 26, 2006 amounted to €11.22.

Coflexip Stock Options:

CSO adopted several options plans. Options are granted to employee with a discount between 0% and 5%. Further the merger of Coflexip into Technip, Technip General Shareholders’ Meeting authorized the takeover of any commitments by Coflexip resulting from stock-options granted to Coflexip’ group employees. Shares obtained by

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exercising stock options after the merger are Technip’s shares instead of and in place of Coflexip shares. The compensation cost recognized is €0 in 2004, 2005 and 2006. The intrinsic value on exercised options amounted to €6.3 million.

464,012, 731,188 (182,797 before share split), and 362,359 are, respectively, outstanding options still unexercised as at December 31, 2006, 2005 and December 31, 2004. The average options life and the average exercise price are 3.1 years and €27.9.

Employee Stock Purchase Plans:

Technip maintains savings plans that allow substantially all full-time employees of Technip and its subsidiaries to purchase shares of Technip. The shares are sold to employees at a discount of 20% from the average market price of Technip stock over the last 20 business days prior to the date of authorization by the management committee. Shares purchased by employees under these plans are subject to certain restrictions over the sale of the shares by employees.

Shares sold to employee stock purchase plans are as follows:

	2006	2005	2004

Number of Shares	—	—	331,780.0
Proceeds on sales (in millions of Euros)	—	—	24.4
Average cost of treasury sales	—	—	73.6

Under U.S. GAAP, the compensation cost recorded by the Company for period ended December 31, 2004 is €9.2 million. No compensation has been recorded for the period ended December 31, 2005 and 2006.

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

	Year ended December 31,
	2006	2005	2004
	In millions of Euros

Net Income under U.S. GAAP	224.2	93.7	83.3
As reported
Include: Total Stock-Based Employee Compensation Expense Determined under APB25 for all Awards Net of Related Tax Effects	—	0.1	9.3
Deduct: Total Stock-Based Employee Compensation Expense Determined under Fair Value Based Method for all Awards, Net of Related Tax Effects	—	(5.5)	(15.9)

Pro Forma	224.2	88.3	76.7
Basic Earning per Share(*)	2.13	0.98	0.88
Diluted Earning per Share(*)	2.11	0.96	0.87
Pro Forma Basic Earnings per Share(*)	2.13	0.92	0.81
Pro Forma Diluted Earnings per Share(*)	2.11	0.91	0.80

(*)	On May 13, 2005, the Company decided a one-for-four share split. All share and per share data under U.S. GAAP have been retroactively adjusted to reflect this share split.

The fair value of Technip’s option grants is estimated on the date of grant using the Binomial option-pricing model with assumptions for the grants disclosed in Note 21.

Following the application of FAS 123R in 2006, no differences exist.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

D.	Pension Plan and other Cost Retirement Benefits other than Pension Plans

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

The expected return of plan assets rate is based on the expected return of assets of similar duration in the domestic market of the plan.

The average rates retained for the calculation of disclosures are as follows:

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004

Discount Rate	4.6%	4.1%	4.6%	4.5%	4.0%	4.5%
Rate of Compensation Increase	3.3%	3.3%	3.3%	N/A	N/A	N/A
Expected Return on Plan Assets	5.5%	4.9%	5.1%	N/A	N/A	N/A

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets are as follows:

	2006	2005	2004

Projected Benefit Obligation	99.7	111.2	103.4
Accumulated Benefit Obligation	82.2	97.5	86.3
Fair Value of Plan Assets with ABO in Excess of Plan Assets	2.2	—	16.0

Disclosures in accordance with SFAS No. 158 are as follows:

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
	In millions of Euros

Annual Cost under U.S. GAAP:
Service Cost	9.5	7.9	7.3	—	—	—
Expected Interest Cost	7.7	7.4	7.9	0.1	0.1	0.1
Expected Return on Plan Assets	(3.8)	(3.8)	(3.5)	—	—	—
Amortization of Actuarial Gain and Loss and Prior Service Costs	0.7	1.4	1.7	—	—	—
Effects of Settlements/Curtailments		—	—	—	—	—

Net Periodic Benefit Cost	14.1	12.9	13.4	0.1	0.1	0.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The accrued (prepaid) benefit cost before the implementation of FAS 158 were as follows:

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004

Change in Benefit Obligation:
Benefit Obligation at Beginning of Year	188.2	169.9	184.2	1.1	1.1	0.8
Service Cost	9.5	7.9	7.3	—	—	—
Interest Cost	7.6	7.4	7.9	—	—	0.1
Plan Participants Contributions	0.3	0.3	—	—	—	—
Amendments	0.1	—	(2.9)	—	—	—
Acquisitions/Dispositions	—	(0.6)	(20.9)	—	—	—
Curtailments/Settlements	(0.5)	(1.2)	0.2	—	—	—
Actuarial (Gain)	(12.4)	9.9	1.8	0.1	0.1	0.3
Benefits Paid	(7.6)	(6.5)	(7.7)	(0.1)	(0.1)	(0.1)
Other	(0.7)	1.1	—	—	—	—

Benefit Obligation at End of Year	185.1	188.2	169.9	1.1	1.1	1.1
Change in Plan Assets:
Fair Value of Plan Assets at Beginning of Year	77.3	68.8	59.3	—	—	—
Actual Return on Plan Assets	1.5	7.5	5.4	—	—	—
Group Contribution	4.4	3.1	7.8	—	—	—
Plan Participants Contributions	0.3	0.3	0.2	—	—	—
Benefits Paid	(2.0)	(2.8)	(5.9)	—	—	—
Acquisitions and Dispositions	—	—	2.2	—	—	—
Other	0.3	0.4	(0.2)	—	—	—

Fair Value of Plan Assets at End of Year	81.8	77.3	68.8	—	—	—
Funded Status of the Plan	103.3	110.9	101.1	1.1	1.1	1.1
Unrecognized Actuarial (Gains) or Losses and Unrecognized Prior Service Costs	(20.9)	(31.6)	(27.8)	(0.4)	(0.4)	(0.4)

Accrued (Prepaid) Benefit Cost	82.3	79.3	73.3	0.7	0.7	0.7

Amounts recognized in the statement of financial position:

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
	In millions of Euros

Accrued Benefit Liability (including MLA prior to FAS 158)	84.5	85.2	87.5	0.7	0.7	0.8
Prepaid Benefit Cost	—	—	(6.1)	—	—	—
Minimum Liability Adjustment	(2.2)	(5.9)	(8.1)	—	—	—
Included in Other Comprehensive Income	(2.0)	(5.1)	(7.2)	—	—	—
Included in Intangible Assets	(0.2)	(0.8)	(0.9)	—	—	—
Net Amount Recognized under U.S. GAAP (without MLA)	82.3	79.3	73.3	0.7	0.7	0.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the effect of MLA as of December 31, 2006 prior to the adoption of FAS 158 as well as the impact of the initial adoption of FAS 158:

	Year ended December 31, 2006
	Prior to MLA and	MLA	FAS 158	After MLA and
	FAS 158	Adjustment	Adjustment	FAS 158
	In millions of Euros

Pensions FAS 87	(76.3)	(2.2)	(18.8)	(97.3)
Pensions APB 12	(6.0)	—	—	(6.0)
Total Amount	(82.3)	(2.2)	(18.8)	(103.3)

Health Care Plan	(0.7)	—	(0.4)	(1.1)

The €104.4 million of pensions and health care plan liabilities include €6.5 million of current liability and €97.9 million of non-current liability.

As of December 31, 2006, the amounts in the other Comprehensive Income that have not yet been recognized as a component of net periodic costs split between prior service costs and actuarial gains and losses are as follows:

	December 31, 2006
		Actuarial Gain/
	Prior Service Cost	Losses	Total
	In millions of Euros

Pensions	(2.4)	23.3	20.9
Health Care Plans	—	0.4	0.4

The expected amounts which will affect the OCI in 2007 are an amortization of actuarial losses for €0.6 million and income for the amortization of Prior Service Cost for €0.2 million, which results in a net impact of €0.4 million.

Pension benefits to be paid in the following years are as follows:

	2007	2008	2009	2010	2011	Thereafter
	In millions of Euros

Pension Benefits	8.4	8.0	8.8	11.2	12.0	73.8

E.	Guarantees

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

F.	Income before Tax and Tax Expense

Following are the splits of income before income tax expense and of tax expense into a domestic and a foreign component:

	Years ended December 31,
	2006			2005			2004
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	In millions of Euros

Income before Tax Expense	79.2	216.8	296.0	22.8	120.7	143.5	8.3	160.1	168.4
Income Tax Expense	(46.1)	(48.0)	(94.1)	4.6	(48.1)	(43.5)	15.5	(69.7)	(54.2)

G.	Tax Loss Carry-Forwards

As of December 2006, €30.4 million of loss carry-forwards have been used by our subsidiaries in the United States.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On the basis of the actual and future results of the subsidiaries in Americas, the Group decided to release €43.2 million in 2006 of valuation allowance previously recorded as deferred tax assets related to loss carry-forwards. Furthermore, the Group decided to book a provision of €33.9 million on deferred tax assets recognized in Oceania and Far East.

H.	Segment Information

Following is the split of long-lived assets according to their location into a domestic and foreign part. Vessels are considered as not allocable since they are meant to operate in different geographical regions and therefore cannot be allocated to a specific segment.

	As of December 31,
	2006				2005
	Domestic	Foreign	Vessels	Total	Domestic	Foreign	Vessels	Total
	In millions of Euros

Long-Lived Assets	142.2	303.1	376.1	821.4	147.5	312.1	386.7	846.3

I.	Discontinued Operations

Under IFRS, Technip Biopharm has been classified as a discontinued operation. Under US GAAP, Perry Slingsby Systems Inc and Perry Slingsby Systems Ltd, Technip Biopharm and Gulf Marine Fabricators represents discontinued operations in 2006, 2005 and 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, 2005 and 2004 the contribution of the above listed companies to the Group’s financial results was as follows:

	2006					2005					2004
				Technip	Gulf Marine				Technip	Gulf Marine				Technip	Gulf Marine
	PSSL	PSSI	Nargan	Biopharm	Fabricators	PSSL	PSSI	Nargan	Biopharm	Fabricators	PSSL	PSSI	Nargan	Biopharm	Fabricators
	In millions of Euros

Revenues	20.0	47.8			4.5	18.8	21.7		3.1	27.1	8.8	11.2		1.4	114.3
Cost of Sales	(19.9)	(35.2)			(3.9)	(14.8)	(16.5)		(7.9)	(30.0)	(6.6)	(8.6)		(1.4)	(108.7)
Gross Margin	0.1	12.6			0.6	4.0	5.2		(4.8)	(2.9)	2.2	2.6		0.0	5.6
Other Operating
Income and Expenses	(2.2)	(4.4)			38.5	(2.5)	(3.1)		(2.6)	(4.5)	(2.5)	(1.7)		(5.0)	(4.6)
Income/(Loss) from Operations	(2.1)	8.2	—	—	39.1	1.5	2.1		(7.4)	(7.4)	(0.3)	0.9	0.0	(5.0)	1.0
Financial Income	(0.2)	(0.1)			0.8	0.1	0.2		—	—	—	0.1		—	—
Financial Expenses	—	0.5		(0.7)	(16.0)	—	(1.6)		(0.4)	(0.3)	—	—		(0.1)	(0.6)
Share of Income/(Loss) of Associates
Accounted for Using the Equity Method			(3.8)					0.8					0.8
Income/(Loss) before Tax	(2.3)	8.6	(3.8)	(0.7)	23.9	1.6	0.7	0.8	(7.8)	(7.7)	(0.3)	1.0	0.8	(5.1)	0.4
Income Tax Expense	0.7	(0.4)	—	2.2	—	(0.5)	(0.1)	—	1.9	—	—	—	—	0.6	—
Net Income/(Loss)	(1.6)	8.2	(3.8)	1.5	23.9	1.1	0.6	0.8	(5.9)	(7.7)	(0.3)	1.0	0.8	(4.5)	0.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

J.	Related Parties

In 2004, the Group signed a frame cooperation agreement with IFP (Institut Français du Pétrole) for research in the field of subsea flexible and rigid reeled pipelines, in respect of which we paid in 2006, 2005 and 2004 to IFP an amount of €3.20 million, €3.04 million and €2.88 million respectively. Disclosed as current payables in the balance sheets, amounts due to IFP as of December 31, 2006, 2005 and 2004 were €1.934 million, €1.849 million and €1.794 million, respectively.

K.	Recently issued Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instrument, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and No 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 155, among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Technip is currently assessing the impact SFAS 155 will have on its financial position and results of operations.

In March 2006, the FASB issued FASB Statement No. 156 Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140 (“SFAS 156”). SFAS 156 amends SFAS 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006. We do not believe the standard will have a material effect on our consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

In June 2006, the FASB issued FASB interpretation No. 48 Accounting for Uncertainty In Income Taxes (“FIN 48”), an interpretation of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes (“SFAS 106”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance or derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact FIN 48 will have on our financial position or results of operations.

In September 2006, the FASB issued FASB Statements No. 157 Fair Value Measurements (“SFAS 157”). This pronouncement defines fair value and establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact SFAS 157 will have on our financial position or results of operations.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB 108), Financial Statements — Considering the Effects or Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which is effective for calendar-year companies as of December 31, 2006. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the financial statements are materially misstated. Under the guidance, companies should take into account both the effect of a misstatement on the current year balance sheet as well as the impact upon the current year income statement in assessing the materiality of a current year misstatement. Once a current year misstatement has been quantified the guidance in SAB Topic 1M, Financial Statements — Materiality (SAB 99) should be applied to determine whether the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

misstatement is material. The application of SAB 108 did not have any impact on our consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

In September 2006, the FASB issued FASB Statement No. 158 Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132(R) (“SFAS 158”). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement or financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions, that requirement being effective for fiscal years ending after December 15, 2008. The pronouncement does not require prior periods to be restated to reflect the impact of SFAS 158. We adopted SFAS 158 in the fiscal year ended December 31, 2006. The related disclosures can be found in Note 38 to the Consolidated Financial Statements.

In February, 2007, the FASB issued FASB Statements No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This Statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact SFAS 159 will have on our financial position or results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on our present or future consolidated financial statements.

L.	Subsequent Events

This note has to be read in conjunction with Note 34.

In 2006, the shareholders authorized the Board of directors to implement a capital increase reserved to employees within the limit of 1 million shares at a subscription price of €39.80 euros, with dividend rights as of January 1, 2006. The subscription period ran from March 1st, 2007 to March 6th, 2007 and 516,207 shares were subscribed and consequently created on April 3, 2007.

Pursuant to the authorization granted to it by the Extraordinary Shareholders’ Meeting of April 28, 2006, Technip’s Board of Directors, in its meeting on March 12, 2007, carried out a grant of free shares to certain employees of the Technip Group. 1,110,670 shares, i.e., 1% of Technip’s share capital, were granted. The shares will be acquired after a vesting period and subject to certain performance conditions.

Thierry Pilenko who was appointed Executive Vice President by our Board of Directors on January 15, 2007, was appointed as Chairman of the Board and Chief Executive Officer by our new Board of Directors following his appointment as Director by the ordinary general meeting of shareholders held on April 27, 2007. He is replacing D.Valot who has decided to retire.

Exhibit 1.1
Free translation from French

TECHNIP
Société Anonyme with a share capital of 81,451,970.96 Euros

6-8 Allée de l’Arche
Faubourg de l’Arche — ZAC Danton
92400 COURBEVOIE

TRADE REGISTER Nr:
589 803 261 R.C.S. NANTERRE

ARTICLES OF ASSOCIATION

May 14, 2007

PART I

CORPORATE FORM — CORPORATE NAME —
CORPORATE PURPOSE- REGISTERED OFFICE — DURATION

ARTICLE 1 — CORPORATE FORM

TECHNIP (the “Company”) is formed as a public limited company (“société anonyme”), governed by the provisions of the Book II of the Commercial Code, the Decree of March 23, 1967 n° 67-236, the legislation in force governing public limited companies and by these articles of association.

ARTICLE 2 — CORPORATE NAME

The Company has the corporate name: TECHNIP.

On all agreements and documents prepared by the Company and intended for third parties, the corporate name must always be preceded or followed by the words “société anonyme” or “S.A.”, together with a statement as to the amount of the share capital, the Company’s registration number at the Register of Commerce as well as the place of the said Register.

ARTICLE 3 — CORPORATE PURPOSE

The Company has the following purpose in all countries:

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

The investment by all means and in any form, in companies or industrial, commercial, financial and real property enterprises, whether French or foreign, regardless of legal form or organization and, where necessary, the disposition of these investments.

Generally all transactions of a commercial, financial, industrial or civil nature or in real or personal property, related directly or indirectly to any of the purposes listed above and to any similar or related purposes, both on its own behalf or on behalf of third parties, and more generally all transactions facilitating or related to the realization of these purposes.

ARTICLE 4 — REGISTERED OFFICE

The Company’s registered office is at:

6-8 Allée de l’Arche
Faubourg de l’Arche — ZAC Danton
92400 COURBEVOIE.

It may be transferred to any other place within the Hauts-de-Seine département or to any place in any département bordering the Hauts-de-Seine by decision of the Board of Directors, provided the said decision is ratified by the following Ordinary General Shareholders’ Meeting.

It may be transferred to any place elsewhere by decision of a Extraordinary General Shareholders’ Meeting.

ARTICLE 5 — DURATION

The duration of the Company is fixed at ninety-nine years from April 21, 1958. It shall hence expire on April 20, 2057, unless it is wound up prior thereto or its duration is extended as provided for in these articles of association.

At least one year before the Company’s expiry date, the Management Board shall convene the Extraordinary General Shareholders’ Meeting for the purpose of deciding whether the Company’s duration is to be extended.

PART II

SHARE CAPITAL — SHARES

ARTICLE 6 — SHARE CAPITAL

The share capital is fixed at the sum of 81,451,970.96 Euros and divided into 106,822,257 fully paid in shares, all of the same class.

ARTICLE 7 — PAYMENT FOR THE SHARES

The price of shares to be subscribed for in cash is payable either at the registered office, or at any other place specified for the said purpose.

The Board of Directors may authorize pre-payments and may accept payments by way of set-off against amounts due and payable by the Company.

ARTICLE 8 — INTEREST ON LATE PAYMENTS

Any payment that is delayed shall automatically bear interest for the benefit of the Company at the rate of 3% above the three-month EURIBOR rate (or any other index replacing it), at a minimum of 7%, effective from the date the payment became due, calculated on a daily basis, and without the need for any formalities. The Company nonetheless reserves its right to initiate proceedings against the defaulting shareholder and its right to injunctive relief as provided for by law.

ARTICLE 9 — FORM AND TRANSFER OF SHARES

The shares are in registered or bearer form, at the shareholder’s choice. They shall give rise to registration in the ledgers in accordance with the terms and conditions provided by law.

They shall be freely negotiable subject to applicable laws and regulations. They shall be transferable from one account to another.

ARTICLE 10 — INDIVISIBILITY OF THE SHARES

The shares shall be indivisible with respect to the Company.

Joint owners of shares may be represented at the General Shareholders’ Meetings by either one of the owners or by a joint appointee. In the event of a dispute, an appointee will be appointed by the court at the request of the most diligent joint owner.

The voting rights attached to jointly owned share(s) belongs to the beneficial owner (usufruitier) at Ordinary General Shareholders’ Meetings, but to the bare owner (nu-propriétaire) at Extraordinary General Shareholders’ Meetings.

ARTICLE 11 — RIGHTS AND DUTIES ATTACHED TO THE SHARES

Each share shall give a right to the corporate assets, to the distribution of the profits and to any liquidation surplus (boni de liquidation), in proportion to the number of shares issued.

The shareholders shall be liable only up to the amount of their capital contributions.

Share ownership automatically implies adherence to the Company’s articles of association and to the decisions of the General Shareholders’ Meetings.

The rights and duties attached to each share shall pass with the title of the share, to whomever becomes the owner thereof.

Whenever it is necessary to own a certain number of shares in order to exercise a right of any kind, in particular in the event of an exchange, consolidation or allotment of shares, or following an increase in or reduction of share capital — whatever the terms and conditions thereto may be - a merger or any other transaction, shareholders holding a number of shares fewer than that required may exercise their rights only on condition that they make their own personal arrangements with regard to consolidation and, where applicable, to the purchase or sale of the number of shares or rights forming the necessary fractional share.

ARTICLE 12 — DOUBLE VOTING RIGHTS

Since November 24, 1995, double voting rights, taking into account the fraction of the share capital that they represent, have been attributed to all fully paid-up shares which can be proved to have been registered in the name of the same shareholder for at least two years.

In the event of an increase of share capital by capitalization of reserves, profits or issue premiums, double voting rights shall also be granted as from the time of their issue to registered shares granted free of charge to a shareholder in respect of existing shares, entitling such shareholder to the benefit of the said right.

Registered shares benefiting from double voting rights that are converted into bearer form for any reason whatsoever shall lose such double voting rights.

ARTICLE 13 — IDENTIFICATION OF SHAREHOLDERS — CROSSING OF THRESHOLDS

In accordance with applicable laws and regulations, the Company may at any time ask the body responsible for clearing securities for information enabling it to identify the holders of shares carrying immediate or future voting rights at General Shareholders’ Meetings, as well as the number of shares held by each of them and, where applicable, any restrictions that may affect such shares.

Any shareholder acting alone or in a group (de concert), in addition to the thresholds referred to in Article L.233-7 of the Commercial Code, who comes to hold or ceases to hold, directly or indirectly, 1% of the Company’s share capital or voting rights, or a multiple of said percentage less than or equal to 33%, shall notify the Company within five trading days of having crossed any one of these thresholds, by registered letter with return receipt requested, of the aggregate number of shares, voting rights or securities giving right to the Company’s share capital, which it holds, directly or indirectly, alone or in a group (de concert).

Any failure to comply with the notification of the crossing of a statutory threshold shall give rise to forfeiture of those voting rights exceeding the fraction that was required to have been declared pursuant to the provisions detailed above, for all General Shareholders’ Meetings that may be held during a period of two years following the curing of notice, at the request of one or more shareholders, together holding at least 1% of the Company’s share capital or voting rights, such request being recorded in the minutes of the General Shareholders’ Meetings.

PART III

ADMINISTRATION OF THE COMPANY

ARTICLE 14 — COMPOSITION OF THE BOARD OF DIRECTORS

1. Number of Directors

The Company shall be administered by a Board of Directors consisting of three to 18 members, subject to applicable laws.

2. Shareholding of Directors

Each Director must, for the duration of his term, hold at least four hundred shares of the Company, which should be held in the registered form.

If, upon his appointment, a director does not hold or, during the term of his office ceases to hold, the requisite number of shares, he will be deemed to have resigned unless he rectifies the situation within three months.

3. Legal entities as Directors

The Directors can be either individual or legal entities. In the latter case, the legal entity is bound to appoint a permanent representative at the time of its appointment, which said representative shall be subject to the same conditions and obligations and shall incur the same civil and criminal liabilities as if he were a director in his own name, without prejudice to the liability of the moral entity that he represents.

The permanent representative is appointed for the duration of the term of office of the appointing legal entity. His appointment should be confirmed upon each renewal of the term of office as director of the legal entity.

If the legal entity retracts its permanent representative’s appointment, it must notify it by registered mail, to the Company, together with the name of its new permanent representative. The same applies in the event of death or resignation of the permanent representative.

4. Duration of terms of office

The members of the Board of Directors are appointed by the Ordinary Shareholders’ Meeting for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements, and held in the year during which the term expires.

The Board of Directors will be renewed on a rolling basis every two years such that this renewal will concern one-half of the members of the Board of Directors if the Board of Directors is comprised of an even number of directors, or an adjusted one-half of the members plus one if the Board of Directors is comprised of an odd number of directors. For purposes of this provision, the order of the termination of office will be decided by the Board of Directors on the date of its first meeting following the adoption of this clause, unanimously approved by the directors present or represented or, failing that, by a random draw. Once the rolling basis is established, the renewal will take effect according to seniority of appointment, or in the event of choosing between multiple members holding the same seniority of appointment, the renewal will be unanimously approved by the members present or represented or, failing that, by a random draw among such members. The terms of office of directors thus chosen or drawn will automatically become null.

Members of the Board of Directors are always eligible for reelection.

5. Age limit

The number of individual Directors over 70 years old may not exceed one third of the number of Directors in office at the end of the fiscal year. If such number is exceeded, the oldest Director is automatically deemed to have resigned.

6. Vacancies — Temporary appointments — Ratifications

In the event of a vacancy of one or several seats as a result of death or resignation, the Board of Directors may, between two General Shareholders’ Meetings, make temporary appointments.

If there are fewer than three members of the Board of Directors, the Board of Directors must immediately convene an Ordinary General Shareholders’ Meeting to appoint new members to fill the Board of Directors.

The temporary appointments made by the Board of Directors are subject to ratification by the following Ordinary General Shareholders’ Meeting. The member appointed to replace another member is appointed for the remainder of his predecessor’s term.

ARTICLE 15 — CHAIRMAN OF THE BOARD OF DIRECTORS

1. Appointment

The Board of Directors shall elect a Chairman from among its members who are physical persons. He exercises his functions for the duration of his term of office as member of the Board of Directors.

The Board of Directors may elect one or several Vice Chairman of whom it will determine the term of office which may not exceed the term of office as Director.

2. Age limit

No one may be elected Chairman of the Board of Directors if he is over the age of sixty-five (65). The Chairman of the Board of Directors shall be deemed to have resigned at the end of the Ordinary General Shareholders’ Meeting having approved the accounts for the fiscal year in which he reached this age.

3. Powers

The Chairman of the Board of Directors shall organize and direct the work of the Board and shall report on such work to the Annual Meeting. He shall see to it that the structures of the Company operate properly, and, in particular, he shall see to it that the Directors are able to perform their responsibilities.

The Chairman of the Board of Directors discusses the conditions under which the Board of Directors prepares and organizes its work as well as internal audit procedures implemented by the Company in a report annexed to the annual report, which is presented at the Ordinary General Shareholders’ Meeting convened to approve the accounts of the previous fiscal year.

ARTICLE 16 — MEETINGS OF THE BOARD OF DIRECTORS

1. Notice of meetings

The meeting of the Board of Directors are convened by any means including verbally.

2. Meetings

At least half the members of the Board of Directors must be present in person for the meetings to be valid.

In accordance with the conditions and limits set by applicable regulations, directors who are not physically present, but participate in meetings of the Board of Directors by means of videoconference or other telecommunications, will be considered present for purposes of quorum and majority requirements.

Decisions are adopted by a majority of the members present in person or represented. The Chairman shall have the casting vote in the event of a tie.

The Board of Directors’ deliberations are recorded in minutes established in accordance with applicable laws and regulations. Copies and excerpts of the minutes of meeting of the Board of Directors are delivered and certified in accordance with law.

The Board may appoint a Secretary who is neither one of its members nor a shareholder.

ARTICLE 17 — PREROGATIVES OF THE BOARD OF DIRECTORS

1. Powers

The Board of Directors shall set the guidelines for the business of the Company and shall see to it that they are implemented. Subject to the powers expressly assigned to Shareholders’ Meetings, and within the scope of the corporate purpose, it shall take up any and all issues affecting the proper operation of the Company and shall decide in its meetings any business concerning the Company.

2. Limits

In relationships with third parties, the Company shall be bound even by actions of the Board of Directors which are not related to the corporate purpose, unless it can prove that the third party knew that the action exceeded such purpose or that it could not be unaware of it given the circumstances; publication of the articles of association shall not in and of itself constitute proof.

3. Control

The Board of Directors shall undertake any and all audits and controls it may deem appropriate. The Chairman or the Company’s Chief Executive Officer is responsible for communicating to each director all necessary documentation and information so that they may accomplish their duties.

ARTICLE 18 — MANAGEMENT OF THE COMPANY

The Management of the Company shall be assumed under his responsibility either by the Chairman of the Board of Directors or by other individual person appointed by the Board of Directors with the title of Chief Executive Officer (Directeur Général).

Under the condition that the matter appears on the agenda of the meeting, the Board of Directors makes a choice between the two options of management referred to above. The type of management that has been selected shall remain in force until further decision to the contrary.

Shareholders and third parties shall be informed of the choice made by the Board of Directors in accordance with applicable laws.

ARTICLE 19 — CHIEF EXECUTIVE OFFICER (Directeur Général) AND EXECUTIVE VICE PRESIDENTS (Directeurs Généraux Délégués)

1. Chief Executive Officer

The Chief Executive Officer shall be vested with the broadest powers to act in all circumstances on behalf of the Company. He shall exercise such powers within the scope of the corporate purpose, subject to any powers granted expressly by law to the Shareholders’ Meetings and the Board of Directors.

He shall represent the Company in its relationships with third parties. The Company shall be bound even by the actions of the Chief Executive Officer which are not related to the corporate purpose, unless it can prove that the third party knew that the action exceeded such purpose or that it could not be unaware of it given the circumstances; publication of the articles of association shall not in and of itself constitute proof.

The provisions of the articles of association or the decisions by the Board of Directors limiting the powers of the Chief Executive Officer shall not be binding on third parties. The Chairman of the Board of Directors reports, in accordance with Article 15 of these articles of association, on the potential limitations placed upon the Chief Executive Officer’s powers by the Board.

If the Chairman of the Board of Directors takes over the Management of the Company, the provisions of this Article and the laws pertaining to the Chief Executive Officer shall apply to the Chairman.

No one may be appointed Chief Executive Officer if he is over the age of sixty-five (65). The Chief Executive Officer shall be deemed to have resigned at the end of the Ordinary General Shareholders’ Meetings having approved the accounts for the fiscal year in which he reaches this age.

The Chief Executive Officer may be removed at any time by the Board of Directors. If the decision to remove him is made without just grounds, it can result in payment of damages, unless the Chief Executive Officer assumes the position of Chairman of the Board of Directors.

2. Executive Vice Presidents

On the recommendation of the Chief Executive Officer, the Board of Directors may appoint one or more individuals to assist the Chief Executive Officer, with the title of Executive Vice President.

The maximum number of Executive Vice Presidents that may be appointed shall be five.

No one may be appointed Executive Vice President if he is over the age of sixty-five (65). The Executive Vice President shall be deemed to have resigned at the end of the Ordinary General Shareholders’ Meeting having approved the accounts for the fiscal year in which he reaches this age.

On the recommendation of the Chief Executive Officer, the Executive Vice Presidents may be removed at any time by the Board of Directors. If the decision to remove them is made without just grounds, it may result in payment of damages.

If the Chief Executive Officer ceases to perform, or is prevented from performing his duties, the Executive Vice Presidents shall retain their positions and authorities until the new Chief Executive Officer is appointed, unless the Board decides otherwise.

In agreement with the Chief Executive Officer, the Board of Directors shall determine the extent and the duration of the powers granted to the Executive Vice Presidents.

With respect to third parties, the Executive Vice Presidents shall have the same powers as the Chief Executive Officer.

ARTICLE 20 — COMMITTEES — INTERNAL RULE

The Board of Directors may decide to establish committees in order to study specific matters on the request of the Board itself or of its Chairman.

It decides of the composition and duties of the committees, which operate under its responsibility.

The Board of Directors will be entitled in particular to establish a strategic committee, an appointment and compensation committee and an audit committee.

The Board of Directors may approve an internal rule.

ARTICLE 21 — AGREEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND OFFICERS

Any agreement between the Company and the Chief Executive Officer, one of his Executive Vice Presidents, a member of the Board of Directors, whether directly or indirectly through a third party, one of its shareholders holding 10% or more of the voting rights, or the company in control of a shareholder which is a company holding 10% or more of the voting rights, must receive prior authorization by the Board of Directors.

The same applies to agreements in which those persons mentioned in the preceding paragraph have an indirect interest.

Agreements between the Company and another company, of which the Chief Executive Officer, one of his Executive Vice Presidents, one of the members of the Board of Directors of the Company is the owner, general partner, manager, director, member of the Board of Directors, or in a general sense is an officer, are also subject to prior authorization.

The preceding provisions do not apply to agreements relating to ongoing transactions and those entered into under normal conditions. These agreements, however, must be brought by the interested party to the attention of the Chairman of the Board of Directors, unless their purpose or financial implication is insignificant to both parties.

The Chairman of the Board of Directors will provide a list and purpose thereof to the members of the Board of Directors and to the statutory auditors.

ARTICLE 22 — COMPENSATION OF THE DIRECTORS, THE CHAIRMAN OF THE BOARD, THE CHIEF EXECUTIVE OFFICER AND EXECUTIVE VICE PRESIDENTS

1. Compensation

The Board of Directors shall determine the compensation of the Chairman, the Chief Executive Officer, and the Executive Vice Presidents.

Without being bound by its previous decisions, the Ordinary General Shareholders’ Meeting may allocate to the members of the Board of Directors, as compensation for their activities, attendance fees (jetons de présence), for a fixed annual amount.

The Board of Directors shall distribute the overall amounts allocated to it freely between its members.

The Board of Directors may distribute exceptional compensation for special assignments or mandates entrusted to members of the Board of Directors. This exceptional compensation is subject to the provisions of Article 21 above.

2. Reimbursement

The Board of Directors may authorize the reimbursement of travel costs and expenses incurred by its members in the interests of the Company.

PART IV

GENERAL MEETINGS

ARTICLE 23 — GENERAL RULES

1. Powers

Whether Ordinary, Extraordinary of Mixed, the General Meetings of Shareholders shall deliberate pursuant to the terms and conditions of quorum and majority and shall exercise their powers respectively assigned to them by the applicable provisions of law.

2. Notice and venue of meetings

General Shareholders’ Meetings shall be convened in accordance with the conditions set out by applicable laws and regulations.

General Shareholders’ Meetings shall meet at the registered office or at any other place specified in the notice convening the meeting.

General Shareholders’ Meetings shall be chaired by the Chairman of the Board of Directors or, in his absence, by a Director so appointed by the Board of Directors, or failing this, the General Meeting shall appoint a Chairman.

The Chairman shall be assisted by two scrutineers being the two present and accepting shareholders representing, by themselves or by proxy, the highest number of votes.

The Chairman and the two scrutineers may appoint a Secretary who could be selected out of the members of the General Meeting.

3. Attendance

Every shareholder has the right, after proof of identity, to participate in Shareholders’ Meetings, either physically, or by proxy given to another shareholder or to his or her spouse, or by addressing a proxy to the Company without indication of a mandate, subject to the securities registration in the name of the shareholder or his or her intermediary listed pursuant to Article L.228-1 of the French Commercial Code, at midnight on the third business day preceding the meeting according to applicable regulations.

Any legal entity shareholder may participate in the General Shareholders’ Meetings through its legal representatives or by any other person appointed by it for this purpose.

The shareholders may, subject to the conditions set forth under the applicable laws and regulations, send their proxy and mail voting forms for any General Shareholders’ Meeting either on paper or by teletransmission.

The Board of Directors may decide that the Shareholders may participate in and vote at any General Meeting by video-conferencing means in the conditions set forth by law. In such a case any shareholder participating by any the referred means shall be deemed to be present for the purposes of quorum and majority.

PART V

STATUTORY AUDITORS

ARTICLE 24 — STATUTORY AUDITORS

At least two statutory auditors and at least two alternate statutory auditors shall be recommended for appointment by the General Shareholders’ Meeting by a draft resolution from the Board of Directors or the Shareholders, according to the applicable legal provisions. They are appointed for six fiscal years. Then term of office shall expire upon the approval of the accounts for the sixth fiscal year.

PART VI

INVENTORIES — PROFITS — RESERVE FUNDS

DISTRIBUTION OF PROFITS

ARTICLE 25 — FISCAL YEAR

The fiscal year shall start on January 1 and end on December 31 of each year.

ARTICLE 26 — ANNUAL ACCOUNTS

The Board of Directors shall keep regular accounts of the corporate operations and shall prepare annual accounts in conformity with law and commercial practice. A General Shareholders’ Meeting convened to approve the accounts for the prior fiscal year, must be held each year within six months of the close of the fiscal year or, in the event of an extension, within a timeframe determined by a court.

ARTICLE 27 — DISTRIBUTION OF PROFITS

From the distributable profit, as defined by law, the General Shareholders’ Meeting may withhold any sums it thinks fit to allocate to any optional reserve fund, or to carry it forward.

The balance, if any, shall be divided between all the shareholders in proportion to the number of shares that they own.

In addition, the General Shareholders’ Meeting may decide to distribute sums withheld from the reserve funds at its disposal, by indicating expressly the particular reserve funds from which the deductions should be made. However, the dividends must be withheld first from the distributable profit for the fiscal year.

ARTICLE 28 — PAYMENT OF DIVIDENDS

The terms of payment of the dividends voted for by the General Shareholders’ Meeting are set by the General Shareholders’ Meeting or, failing which, by the Board of Directors. However, payment of dividends in cash must take place within a maximum of nine months after the close of the fiscal year, unless the period is extended by court authorization.

The General Shareholders’ Meeting has the right to grant each shareholder the option, with respect to all or part of the dividend or interim dividends distributed, to choose between the payment of dividends or interim dividends in cash or in shares.

Subject to the limits and conditions set forth by law, the Board of Directors may decide to distribute interim dividends (acomptes sur dividendes). In such a case the Board of Directors will be entitled to set the terms of payment of the dividends as referred above.

PART VII

DISSOLUTION — LIQUIDATION

ARTICLE 29 — DISSOLUTION — LIQUIDATION

Other than judicial dissolution as provided for by law, and without a valid extension of its duration, the Company shall be wound up automatically at the end of its duration as provided for in these articles of association or following a resolution of the Extraordinary General Shareholders’ Meeting.

One or several trustees (liquidateurs) shall then be appointed by the Extraordinary General Shareholders’ Meeting within the quorum and majority requirements for an Ordinary General Shareholders’ Meeting.

The trustee represents the Company. All the assets are liquidated and liabilities paid by the trustee who has the broadest powers. Any remaining balance is then distributed by the trustee.

The General Shareholders’ Meeting may authorize the trustee to continue the ongoing activities or to begin new ones as needed by the liquidation.

The net assets remaining after the reimbursement of the nominal value of the shares are divided equally among the shares.

In the event all the shares are held by one shareholder, the decision to dissolve, whether voluntarily or judicially, shall result in, under the conditions provided for by law, the transfer of all the assets to the sole shareholder without the need for liquidation.

PART VIII

DISPUTES

ARTICLE 30 — DISPUTES

Any disputes between the shareholders and the management bodies of the Company or between the shareholders themselves, relating to the application of these articles of association arising during the duration of the Company or in the course of its liquidation, shall be subject to the jurisdiction of the competent courts.

Accordingly, in the event of any dispute, every shareholder must elect an address for service at a place within the jurisdiction of the relevant court, and any writs and notifications shall be duly served at the said address.

If no address for service is elected, writs and notifications shall be validly served at the Office of the Public Prosecutor of the competent Tribunal de Grande Instance.